As filed with the Securities and Exchange Commission on July 2, 2026

Registration No. 333-294998

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

AMENDMENT NO. 3

TO
FORM F-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
_______________________________

Air Water Ventures Limited

(Exact name of Registrant as specified in its charter)
_______________________________

Cayman Islands	2080	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

For Co-Registrants, see “Table of Co-Registrant” on the following page.

c/o Air Water Ventures Ltd
Unit 3, Kizad KLP FZ, Kizad
Abu Dhabi, UAE
PO Box 109214
Telephone: +1 305-939-4922
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
_______________________________

Corporation Service Company
1201 Hays Street
Tallahassee, FL 32301
Telephone: (302) 636-5400
(Name, address, including zip code, and telephone number, including area code, of agent for service)
_______________________________

Copies to:

Russell Franklin Thurston J. Hamlette Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 Telephone: (212) 309-6210	Joel Rubinstein Jason Rocha White & Case LLP 1221 Avenue of the Americas New York, New York 10020 Telephone (212) 819-8200

_______________________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this Registration Statement and all other conditions to the proposed Business Combination described herein have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant and Co-Registrant hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant and Co-Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF CO-REGISTRANT

Exact Name of Co-Registrant as Specified in its Charter	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Air Water Ventures Holdings Limited	Cayman Islands	2080	N/A

____________

(1)      The Co-Registrant has the following principal executive office:

c/o Air Water Ventures Ltd
Unit 3, Kizad KLP FZ, Kizad
Abu Dhabi, UAE
PO Box 109214

(2)      The agent for service for the Co-Registrant is:

Ogier Global (Cayman) Limited
89 Nexus Way
Camana Bay, Grand Cayman, KY1-9009, Cayman Islands
Telephone: +1 345 949 9876

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described herein until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION — DATED JULY 2, 2026

Prospectus for up to 232,506,441 Ordinary Shares, 65,977 Series A Preferred Shares, and Series A Investor Warrants to purchase 89,977,454 Ordinary Shares of:	Proxy Statement for Extraordinary General Meeting of:
Air Water Ventures Limited	Inflection Point Acquisition Corp. III

The board of directors of Inflection Point Acquisition Corp. III, a Cayman Islands exempted company (“Inflection Point”), has unanimously (i) determined that the Business Combination Agreement, dated as of August 25, 2025 (as amended by that certain Amendment to Business Combination Agreement, dated as of December 31, 2025 (the “First BCA Amendment”) and that Second Amendment to Business Combination Agreement, dated as of June 5, 2026 (the “Second BCA Amendment”)), and as amended and as may be further amended from time to time, the “Business Combination Agreement”, by and among Inflection Point, Air Water Ventures Holdings Limited, a Cayman Islands exempted company (“Air Water” or “Company”), Air Water Ventures Limited, a Cayman Islands exempted company (“PubCo”) and IPCX Merger Sub Limited, a Cayman Islands exempted company (“Merger Sub”), the Ancillary Documents, the mergers and the other transactions contemplated by the Business Combination Agreement are in the best interests of Inflection Point, (ii) approved the Business Combination Agreement, the Ancillary Documents to which Inflection Point is a party, the mergers and the other transactions contemplated by the Business Combination Agreement and (iii) recommended the approval and adoption of the Business Combination Agreement, the Ancillary Documents to which Inflection Point is a party, the mergers and the other transactions contemplated by the Business Combination Agreement by Inflection Point’s shareholders. Pursuant to the terms of the Business Combination Agreement, (i) Inflection Point will be merged with and into PubCo, as a result of which the separate corporate existence of Inflection Point shall cease and PubCo shall continue as the surviving company (the “First Merger”), and (ii) one (1) Business Day after the First Merger, Air Water will be merged with and into Merger Sub, as a result of which the separate corporate existence of Air Water shall cease and Merger Sub shall continue as the surviving company (such surviving company after such merger, “Air Water OpCo”) and a wholly owned direct subsidiary of PubCo (the “Second Merger” and, together with the First Merger, the “Mergers” and the Mergers together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”), resulting in a combined company whereby PubCo will own Air Water OpCo and substantially all of the assets and the business of the combined company will be held and operated by Air Water OpCo and its subsidiaries, as more fully described elsewhere in this proxy statement/prospectus.

In connection with the transactions contemplated by the Business Combination Agreement, Air Water Ventures Ltd., a private company incorporated under the laws of England and Wales (“Air Water UK”) entered into that certain Subscription Agreement, dated as of July 25, 2025 (the “Pre-Signing PIPE Subscription Agreement”), with Inflection Point Fund I, LP (“IPF”), pursuant to which, among other things, IPF subscribed for and purchased from Air Water UK 607 series A redeemable preference shares of a nominal or par value of $0.0001 per share of Air Water UK, for aggregate consideration of approximately $4 million (the “Pre-Signing PIPE Investment”). Subsequently, on August 17, 2025, the shareholders of Air Water UK (including IPF) exchanged 100% of their shares in Air Water UK for an allotment of shares in Air Water as part of an internal reorganization.

In connection with the transactions contemplated by the Business Combination Agreement, Air Water entered into that certain Subscription Agreement, dated August 25, 2025 (the “August Pre-Funded PIPE Subscription Agreement”), by and among Air Water, IPF and certain other accredited investors named therein (collectively, the “August Pre-Funded PIPE Investors”). Pursuant to the terms of the Pre-Funded PIPE Subscription Agreement, the Pre-Funded PIPE Investors agreed, among other things, to subscribe for and purchase, and Air Water agreed, among other things, to issue and allot, series A1 redeemable preference shares of a nominal or par value of $0.0001 per share of Air Water (each a “Company Series A1 Preferred Share”) and warrants (each a “Company Warrant”) to purchase ordinary shares of a nominal or par value of $0.01344 per share of Air Water (each a “Company Ordinary Share”), for aggregate consideration of approximately $28.5 million, substantially concurrently with the execution and delivery of the Business Combination Agreement.

In addition, on August 25, 2025, Air Water entered into certain subscription agreements (the “August Closing PIPE Subscription Agreements” and together with the August Pre-Funded PIPE Subscription Agreement, the “August Subscription Agreements”), each dated as of August 25, 2025, pursuant to which certain accredited investors named therein (collectively, the “August Closing PIPE Investors” and together with the August Pre-Funded PIPE Investors, the “August PIPE Investors”) agreed, among other things, to subscribe for and purchase, and Air Water agreed, among other things, to issue and allot, Company Series A1 Preferred Shares or Series A2 redeemable preference shares of a nominal or par value of $0.0001 per share of Air Water (each a “Company Series A2 Preferred Share,” together with the Company Series A1 Preferred Shares, the “Company Series A Preferred Shares” and together with the Company Ordinary Shares, the “Company Shares”) and Company Warrants, for aggregate consideration of approximately $31 million, immediately prior to the Second Merger Effective Time (as defined below).

On December 31, 2025, the Company and Inflection Point entered into the First BCA Amendment to increase the maximum aggregate share reserve to be available for issuance under the PubCo Equity Incentive Plan and the PubCo Employee Share Purchase Plan from 5.0% of PubCo’s issued share capital as of immediately after Closing to 10.0% of PubCo’s issued share capital as of immediately after Closing.

On March 19, 2026, the Company entered into (i) a subscription agreement (together with the August Pre-Funded PIPE Subscription Agreements, the “Pre-Funded PIPE Subscription Agreements”) with Tau Capital (together with the August Pre-Funded PIPE Investors, the “Pre-Funded PIPE Investors”) pursuant to which Tau Capital purchased $5.0 million of Company Series A Preferred Shares and Company Warrants (the investments contemplated by the Pre-Funded PIPE Subscription Agreements dated August 25, 2025 and March 19, 2026, collectively, the “Pre-Funded PIPE Investment”), and (ii) subscription agreements (together with the August Closing PIPE Subscription Agreements, the “Closing PIPE Subscription Agreements”) with one of the August Closing PIPE Investors and certain accredited investors named therein (together with the August Closing PIPE Investor, the “Closing PIPE Investors” and the Closing PIPE Investors together with the Pre-Funded PIPE Investors, the “PIPE Investors”), pursuant to which the Closing PIPE Investors have agreed to purchase an additional $15.0 million of Company Series A Preferred Shares and Company Warrants, which transactions will be consummated immediately prior to the Second Merger Effective Time (the investments contemplated by the Closing PIPE Subscription Agreements dated August 25, 2025 and March 19, 2026, collectively, the “Closing PIPE Investment” and the Closing PIPE Investment, together with the Pre-Signing PIPE Investment, the “PIPE Investment”).

Further, on May 25, 2026 and June 5, 2026, the Company entered into additional Pre-Funded PIPE Subscription Agreements pursuant to which a certain PIPE Investor and IPF agreed to purchase $7.5 million and $5.0 million, respectively, of Company Series A Preferred Shares and Company Warrants.

As of July 2, 2026, the Company has received, or will receive, a total of $96.0 million in committed proceeds from PIPE Investors in the PIPE Investment, consisting of (i) $4.0 million received from the Pre-Signing PIPE Investment, (ii) $46.0 million received from the Pre-Funded PIPE Investment and (iii) $46.0 million to be received from the Closing PIPE Investment.

The Closing PIPE Investment includes $1.0 million of fixed return payable under a facility agreement entered into between Air Water UK and a Closing PIPE Investor that will be converted into PubCo Series A Investor Warrants at closing of the Business Combination.

On June 5, 2026, the Company and Inflection Point entered into the Second BCA Amendment which amends the Business Combination Agreement to reflect, among other things: (i) a reduction in the Purchase Price from $300,000,000 to $200,000,000, (ii) modifications to the definitions of Triggering Event I, Triggering Event II and Triggering Event III upon which Earnout Shares may be issued to Eligible Company Equityholders and PSU Holders and (iii) a reduction in the number of Earnout Shares issuable upon the occurrence of any and each of Triggering Event I, Triggering Event II, Triggering Event III and Triggering Event IV from a maximum of 30,000,000 Earnout Shares in four equal tranches of 7,500,000 Earnout Shares to a maximum of 20,000,000 Earnout Shares in four equal tranches of 5,000,000 Earnout Shares and (iv) an updated allocation schedule with respect to the Eligible Company Equityholders and PSU Holders who would be entitled to receive Earnout Shares.

Pursuant to the terms of the Business Combination Agreement, the aggregate base consideration (the “Aggregate Base Consideration”) to be paid to the holders of Company Ordinary Shares (including the Company Ordinary Shares underlying the restricted share units of the Company (the “Company RSUs”)) in, or in connection with, the Second Merger shall be the number of ordinary shares, par value $0.0001 per share, of PubCo (each a “PubCo Ordinary Share”) equal to the quotient of: (a) $200,000,000 (the “Purchase Price”), divided by (b) the price at which each Class A ordinary share, par value $0.0001 per share, of Inflection Point (each an “Inflection Point Class A Ordinary Share”) included in the units of Inflection Point (“Inflection Point Units”) initially issued in Inflection Point’s initial public offering (the “IPO,” and the shares included in the Inflection Point Units issued in the IPO, the “Public Shares”) may be redeemed in connection with the extraordinary general meeting (as defined below) (the “Redemption Price”).

The aggregate consideration to be paid to the holders of Company Series A Preferred Shares in, or in connection with, the Second Merger shall be a number of series A preferred shares of U.S. $0.001 par value per share of PubCo (each a “PubCo Series A Preferred Share”) equal to (i) the aggregate Accrued Value attributable to such Company Series A Preferred Share, divided by (ii) $1,000.

The consideration to be paid to each holder of an award of Company RSUs in, or in connection with the Second Merger shall be the right to receive restricted share units subject to PubCo Ordinary Shares (each a “PubCo RSU”) on the same terms and conditions (including applicable vesting, settlement and termination provisions) as are in effect with respect to each such award of Company RSUs; provided that each award of PubCo RSUs will be subject to the number of PubCo Ordinary Shares equal to the product of (x) the number of whole Company Ordinary Shares that were subject to such award of Company RSUs (with any fractional share otherwise resulting rounded down to the nearest whole share) immediately prior to the Second Merger Effective Time, multiplied by (y) the Exchange Ratio (as defined below).

The consideration to be paid to the holders of Company Warrants issued pursuant to the Subscription Agreements will be a warrant to purchase PubCo Ordinary Shares (each a “PubCo Series A Investor Warrant”) exercisable for a number of PubCo Ordinary Shares equal to (x) the number of Company Ordinary Shares issuable upon conversion of the holder’s Company Series A Preferred Shares upon a hypothetical conversion of such Company Series A Preferred Shares immediately prior to the Second Merger, multiplied by (y) the Exchange Ratio (as defined below). The consideration to be paid to the holders of all other Company Warrants will be a PubCo Series A Investor Warrant exercisable for a number of PubCo Ordinary Shares equal to the number of Company Ordinary Shares issuable upon a hypothetical conversion of such Company Warrant as of immediately prior to the Second Merger.

One day prior to the First Merger Effective Time (as defined below):

(i)     each then-issued and outstanding Inflection Point Unit shall be automatically detached and separated into one Inflection Point Class A Ordinary Share and one right to receive one-tenth of one Inflection Point Class A Ordinary Share upon the closing of Inflection Point’s initial business combination (each an “Inflection Point Right”);

(ii)    pursuant to the Inflection Point Organizational Documents and the Sponsor Support Agreement (each as defined below), each of the then-issued and outstanding Class B ordinary shares, par value $0.0001 per share, of Inflection Point (each an “Inflection Point Class B Ordinary Share” and together with the Inflection Point Class A Ordinary Shares, the “Inflection Point Ordinary Shares”) will convert automatically, on a one-for-one basis, into one Inflection Point Class A Ordinary Share; and

(iii)   each Inflection Point Right that is then-issued and outstanding shall be automatically converted into one-tenth of one Inflection Point Class A Ordinary Share (the “Rights Conversion”) (provided that if a holder of Inflection Point Rights would be entitled to receive a fraction of an Inflection Point Class A Ordinary Share upon the Rights Conversion, the number of Inflection Point Class A Ordinary Shares issued to such holder upon the Rights Conversion will be rounded down to the nearest whole number of Inflection Point Class A Ordinary Shares without cash settlement for such rounded fraction).

At the effective time of the First Merger (the “First Merger Effective Time”), by virtue of the First Merger and without any action on the part of any party or the holders of securities of Inflection Point or PubCo:

(i)     each Inflection Point Class A Ordinary Share (other than any Excluded Shares, Redeeming Shares and Inflection Point Dissenting Shares, each as defined below), which is issued and outstanding immediately prior to the First Merger Effective Time, shall be converted into the right to receive one PubCo Ordinary Share;

(ii)    each Inflection Point Ordinary Share held by Inflection Point, if any (the “Excluded Shares”), that is issued and outstanding immediately prior to the First Merger Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, without any conversion thereof and no consideration shall be paid with respect thereto;

(iii)   each Public Share properly tendered for redemption in connection with the Business Combination pursuant to the Inflection Point Organizational Documents (the “Redeeming Shares”) will be redeemed by Inflection Point (the “Redemption”) and each Redeeming Share shall automatically be cancelled and shall cease to exist, and each holder of such Redeeming Shares shall thereafter cease to have any rights with respect to such securities except the right to be paid the Redemption Price in accordance with the Inflection Point Organizational Documents;

(iv)   each Inflection Point Ordinary Share issued and outstanding immediately prior to the First Merger Effective Time and held by a shareholder who is entitled to demand and has properly exercised in writing dissenter rights in respect of such shares in accordance with Section 238 of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) and who has otherwise complied with all of the provisions of the Companies Act relevant to the exercise and perfection of dissenters’ rights (such Inflection Point Ordinary Shares being referred to collectively as the “Inflection Point Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s dissenter rights under the Companies Act with respect to such shares) shall no longer be outstanding and shall automatically be cancelled by virtue of the First Merger, and the holder of such Inflection Point Dissenting Share shall thereafter cease to have any rights with respect to such Inflection Point Dissenting Share, but instead shall be entitled to the right to be paid the fair value of such Inflection Point Dissenting Share and such other rights as are granted by Section 238 of the Companies Act; provided, however, that if, after the First Merger Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to dissent pursuant to Section 238 of the Companies Act, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Companies Act, such Inflection Point Ordinary Shares shall cease to be Inflection Point Dissenting Shares and shall be treated as if they had been converted as of the First Merger Effective Time into the right to receive PubCo Ordinary Shares without interest thereon; and

(v)    each PubCo Ordinary Share that is issued and outstanding immediately prior to the First Merger Effective Time shall be irrevocably surrendered to PubCo for cancellation and for consideration equal to the subscription price (if any) that was paid for such PubCo Ordinary Share.

At the effective time of the Second Merger (the “Second Merger Effective Time”) by virtue of the Second Merger and without any action on the part of any party or the holders of securities of Air Water or PubCo:

(i)     each Company Ordinary Share that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into the right to receive a number of PubCo Ordinary Shares equal to the Exchange Ratio (as defined below);

(ii)    each Company Series A Preferred Share that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into the right to receive a number of PubCo Series A Preferred Shares equal to (x) the aggregate Accrued Value attributable to such Company Series A Preferred Share divided by (y) $1,000;

(iii)   each Company Warrant that is issued and outstanding immediately prior to the Second Merger Effective Time that was issued pursuant to a Subscription Agreement, will be converted into the right to receive a PubCo Series A Investor Warrant exercisable for a number of PubCo Ordinary Shares equal to (x) the number of Company Ordinary Shares issuable upon conversion of the holder’s Company Series A Preferred Shares upon a hypothetical conversion of such Company Series A Preferred Shares immediately prior to the Second Merger multiplied by (y) the Exchange Ratio;

(iv)   each Company Warrant that is issued and outstanding immediately prior to the Second Merger Effective Time which was not issued pursuant to a Pre-Funded PIPE Subscription Agreement or Subscription Agreement, will be converted into the right to receive a PubCo Series A Investor Warrant exercisable for a number of PubCo Ordinary Shares equal to the number of Company Ordinary Shares issuable upon a hypothetical conversion of such Company Warrant as of immediately prior to the Second Merger;

(v)    each Company RSU that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into the right to receive a PubCo RSU on the same terms and conditions (including applicable vesting, settlement and termination provisions) as are in effect with respect to each such award of Company RSUs; provided that each award of PubCo RSUs will be subject to the number of PubCo Ordinary Shares equal to the product of (x) the number of whole Company Ordinary Shares that were subject to such award of Company RSUs (with any fractional share otherwise resulting rounded down to the nearest whole share) immediately prior to the Second Merger Effective Time, multiplied by (y) the Exchange Ratio;

(vi)   each performance-based restricted share unit granted that entitles the holder to a number of Earnout Shares (as defined below), determined based on the pro-rata portion of Earnout Shares attributable to such holder’s Company RSUs, subject to achievement of the applicable Triggering Event (as defined below) (each a “Company PSU”) that is issued and outstanding and unvested immediately prior to the Second Merger Effective Time shall be assumed and converted into the right to receive performance-based restricted share units subject to PubCo Ordinary Shares (each a “PubCo PSU”) on the same terms and conditions (including applicable performance vesting criteria and other applicable settlement and termination provisions) as are in effect with respect to each such award of Company PSUs immediately prior to the Second Merger Effective Time; provided that each award of Company PSUs will be subject to a number of PubCo Ordinary Shares, determined based on the pro-rata portion of Earnout Shares attributable to such holder’s Company RSUs, subject to achievement of the applicable Triggering Event (with any fractional share otherwise resulting rounded down to the nearest whole share); and

(vii)  each ordinary share of $1.00 par value per share of Merger Sub (each a “Merger Sub Share”) that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share of Air Water OpCo.

The “Exchange Ratio” will be equal to the Aggregate Base Consideration divided by the total number of Company Ordinary Shares (including the Company Ordinary Shares underlying the Company RSUs) issued and outstanding immediately prior to the Second Merger Effective Time.

Each PubCo Series A Preferred Share that is issued in exchange for Company Series A Preferred Shares in the Business Combination will remain issued and outstanding after consummation of the Business Combination and will be convertible, at any time and from time to time, into a certain number of PubCo Ordinary Shares at the option of the holder of the PubCo Series A Preferred Share, as further specified in the PubCo A&R Articles.

In addition, following the Second Merger Effective Time, PubCo will issue to each holder of an issued and outstanding Company Ordinary Share, Company Series A1 Preferred Share or Company Warrant, excluding any holders of Company Series A1 Preferred Shares or Company Warrants that are not Pre-Funded PIPE Investors as of the date of the Second BCA Amendment (the “Eligible Company Equityholders”) and the holders of Company PSUs (the “PSU Holders”) up to 20,000,000 additional PubCo Ordinary Shares in the aggregate (the “Earnout Shares”) in four tranches of 5,000,000, respectively, if:

•        (i) on or prior to the quarter ending December 31, 2027, the Revenue Run Rate (as defined in the Business Combination Agreement) equals or exceeds $80,000,000;

•        on or prior to the quarter ending December 31, 2027, the EBITDA Run Rate (as defined in the Business Combination Agreement) equals or exceeds $30,000,000;

•        on or prior to the quarter ending June 30, 2028, (a) the Revenue Run Rate equals or exceeds $160,000,000 and (b) the EBITDA Run Rate equals or exceeds $70,000,000; and

•        within the time period beginning on the date that is the six (6)-month anniversary of the Second Merger Effective Time and ending on June 30, 2028, the closing sale price of one PubCo Ordinary Share as reported on the Nasdaq Stock Market LLC (“Nasdaq”) (or the exchange on which the PubCo Ordinary Shares are then listed) for a period of at least twenty (20) days out of thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination, is greater than or equal to $20.00, in each case subject to Equitable Adjustments for any reclassification, share split (including a reverse share split), reorganization, recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a share dividend or share distribution.

The obligations of Inflection Point, Air Water, PubCo and Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver of customary closing conditions, including without limitation:

(i)     the adoption and/or approval, as applicable, by Inflection Point’s shareholders in accordance with the Inflection Point Organizational Documents (the “Required Shareholder Approval”) of (A) the adoption and approval of the Business Combination Agreement, the Mergers and the other transactions contemplated by the Business Combination, (B) the entry into the First Plan of Merger, (C) the adoption and approval of any other proposals as the U.S. Securities and Exchange Commission (“SEC”) may indicate are necessary in its comments to the registration statement of which this proxy statement/prospectus forms a part or correspondence related thereto, and (D) the adoption and approval of such other matters as Air Water and Inflection Point shall hereafter mutually determine to be necessary or appropriate in order to effect the Business Combination;

(ii)    the approval of the holders of Company Shares (voting together as a single class and not as a separate series, and on an as-converted basis) of (A) the adoption and approval of the Business Combination Agreement and the Mergers, (B) the entry into the Second Plan of Merger, and (C) the other transactions of the Business Combination (the “Company Shareholder Approval”);

(iii)   no adverse law or order that has the effect of making the transactions contemplated by the Business Combination Agreement illegal or otherwise prohibiting the consummation of such transactions;

(iv)   the expiration of all waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act (the “HSR Act”) with respect to the Business Combination;

(v)    approval of the listing of the PubCo Ordinary Shares on Nasdaq;

(vi)   the registration statement of which this proxy statement/prospectus forms becoming effective (with no stop order having been issued by the SEC which remains in effect and no proceeding seeking such a stop order having been threatened or initiated by the SEC and not withdrawn);

(vii)  the accuracy of the representations and warranties and the performance of the covenants and agreements of each of the parties to the Business Combination Agreement, in each case subject to certain qualifiers;

(viii) duly executed payoff letters certifying certain indebtedness of Air Water and its Subsidiaries, as specified in the Business Combination Agreement, shall have been paid off;

(ix)   execution and delivery of the Ancillary Documents, as applicable;

(x)    with respect to Inflection Point, Inflection Point shall have made all necessary and appropriate arrangements with the Trustee to have all of the funds held in the Trust Account disbursed to Inflection Point in accordance with the Business Combination Agreement on the Closing Date, and all such funds released from the Trust Account shall be available to PubCo;

(xi)   no Material Adverse Effect with respect to either Air Water or Inflection Point shall have occurred which is continuing; and

(xii)  each of Air Water and Inflection Point shall have delivered a customary closing certificate.

The Inflection Point Units, Public Shares and Inflection Point Rights (collectively, the “Public Securities”) are currently listed on Nasdaq under the symbols “IPCXU,” “IPCX,” and “IPCXR,” respectively. Pursuant to the terms of the Business Combination Agreement, as a closing condition, the PubCo Ordinary Shares issued as merger consideration must be conditionally approved for listing on Nasdaq, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. Following the Closing, the PubCo Ordinary Shares are intended to be listed, subject to Nasdaq approval, under the proposed symbol “WATR”. It is important for you to know that, at the time of Inflection Point’s extraordinary general meeting, the parties may not have received from Nasdaq either confirmation of the listing of the PubCo Ordinary Shares or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the stock exchange listing condition may be waived by the parties to the Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such covenant is waived or is subject to an exception, and therefore the PubCo Ordinary Shares would not be listed on any nationally recognized securities exchange.

This proxy statement/prospectus covers (A) up to 232,506,441 PubCo Ordinary Shares that are to be issued or may be issuable including (i) up to 34,473,333 PubCo Ordinary Shares issuable upon the conversion of Inflection Point Ordinary Shares, (ii) up to 2,604,000 PubCo Ordinary Shares issuable upon the conversion of Inflection Point Rights into PubCo Ordinary Shares, (iii) up to 39,474,200 PubCo Ordinary Shares as consideration in the Second Merger (including up to 20,000,000 Earnout Shares), (iv) up to 65,977,454 PubCo Ordinary Shares issuable upon the conversion of certain PubCo Series A Preferred Shares (assuming, solely for this purpose that the PubCo Series A Preferred Shares are converted into PubCo Ordinary Shares at a $1.00 conversion price and taking into account accrued and unpaid payment-in-kind dividends on the Company Series A1 Preferred Shares through August 25, 2026), which amount represents a good-faith estimate of the maximum amount of PubCo Ordinary Shares that may become issuable upon conversion of such PubCo Series A Preferred Shares, and (v) up to 89,977,454 PubCo Ordinary Shares issuable upon the exercise of certain PubCo Series A Investor Warrants (assuming, solely for this purpose, that the exercise price is $1.00 per share); (B) up to 65,977 PubCo Series A Preferred Shares to be issued as consideration in the Second Merger to the holders of Company Series A Preferred Shares (taking into account accrued and unpaid payment-in-kind dividends on the Company Series A1 Preferred Shares through August 25, 2026); and (C) PubCo Series A Investor Warrants initially exercisable for up to 89,977,454 PubCo Ordinary Shares to be issued as consideration in the Second Merger to the holders of Company Warrants.

Material Financing Transactions

Simultaneously with the consummation of Inflection Point’s IPO, Inflection Point Holdings III LLC (the “Sponsor”) and Cantor Fitzgerald & Co., the representative of the underwriters of Inflection Point’s IPO (“Cantor”), purchased an aggregate of 740,000 Inflection Point Units (the “Private Placement Units”), in a private placement, at a price of $10.00 per unit, for $7,400,000 in the aggregate. Of those 740,000 Private Placement Units, the Sponsor purchased 500,000 and Cantor purchased 240,000.

Inflection Point is permitted to withdraw interest earned on the Trust Account to fund its working capital requirements, subject to an annual limit of $250,000 (plus the rollover of unused amounts from prior years). As of July 2, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus, Inflection Point has withdrawn $500,000 of such interest.

Since Inflection Point’s IPO, there has not been any material financing of Inflection Point. However, if necessary in order to fund working capital deficiencies or finance transaction costs in connection with the Business Combination, the Sponsor, or certain of Inflection Point’s officers and directors or their affiliates, may, but are not obligated to, loan funds to Inflection Point as may be required. If Inflection Point completes the Business Combination or another initial business combination, it would repay such loaned amounts. In the event that the Business Combination or another initial business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such working capital loans may be convertible into additional Private Placement Units at a price of $10.00 per unit at the option of the lender. As of July 2, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus, no working capital loans have been made to Inflection Point.

In connection with the transactions contemplated by the Business Combination Agreement, on July 25, 2025, Air Water UK entered into the Pre-Signing PIPE Subscription Agreement, with IPF, pursuant to which, among other things, IPF subscribed for and purchased from Air Water UK 607 series A redeemable preference shares of a nominal or par value of $0.0001 per share of Air Water UK, for aggregate consideration of approximately $4.0 million. The proceeds from such Subscription Agreement were used by Air Water UK to complete the repurchase of certain shares from Mr. Alexander David Guy, Ms. Kirsty Guy (Mr. Guy’s spouse), AKP AG (a company affiliated with Mr. Guy) and Mr. Robert Bain, as further described in the section entitled “Related Party Transactions — Air Water Relationships and Related Party Transactions — Share Repurchase Agreements”. Subsequently, on August 17, 2025, the shareholders of Air Water UK (including IPF) exchanged 100% of their shares in Air Water UK for an allotment of shares in the Company as part of an internal reorganization.

On August 25, 2025, Air Water entered into the Pre-Funded PIPE Subscription Agreement with the Pre-Funded PIPE Investors, pursuant to which Air Water sold Company Series A1 Preferred Shares and Company Warrants for aggregate consideration of approximately $28.5 million in the Pre-Funded PIPE Investment.

In addition, on August 25, 2025, Air Water entered into the Closing PIPE Subscription Agreements pursuant to which Air Water agreed to sell Company Series A Preferred Shares and Company Warrants for aggregate consideration of approximately $31 million in the Closing PIPE Investment. On March 19, 2026, the Company entered into (i) the Pre-Funded PIPE Subscription Agreement with Tau Capital pursuant to which Tau Capital purchased Company Series A Preferred Shares and Company Warrants for aggregate consideration of $5.0 million and (ii) the Closing PIPE Subscription Agreements with one of the August Closing PIPE Investors and additional Closing PIPE Investors, pursuant to which Air Water agreed to sell Company Series A Preferred Shares and Company Warrants for aggregate consideration of approximately $15.0 million. Further, on May 25, 2026 and June 5, 2026, the Company entered into additional Pre-Funded PIPE Subscription Agreements pursuant to which a certain PIPE Investor and IPF agreed to purchase $7.5 million and $5.0 million, respectively, of Company Series A Preferred Shares and Company Warrants.

As of July 2, 2026, the Company has received, or will receive, a total of $96.0 million in committed proceeds from PIPE Investors in the PIPE Investment, consisting of (i) $4.0 million received from the Pre-Signing PIPE Investment, (ii) $46.0 million received from the Pre-Funded PIPE Investment and (iii) $46.0 million to be received from the Closing PIPE Investment. The Closing PIPE Investment includes $1.0 million of fixed return payable under a facility agreement entered into between Air Water UK and a Closing PIPE Investor that will be converted into PubCo Series A Investor Warrants at closing of the Business Combination.

Compensation Received by the Sponsor, its Affiliates and Inflection Point Directors and Executive Officers

Set forth below is a summary of the material compensation and securities received or to be received by the Sponsor, its affiliates and Inflection Point’s directors, officers and their affiliates in connection with the Business Combination and related transactions.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
Sponsor	8,433,333 PubCo Ordinary Shares upon conversion of 8,433,333 Founder Shares.	$25,000.
	550,000 PubCo Ordinary Shares upon the conversion of the Private Placement Shares and the Inflection Point Rights underlying the 500,000 Private Placement Units.	$5,000,000.
IPF

(i) a number of PubCo Series A Preferred Shares equal to (a) the aggregate Accrued Value attributable to such Company Series A1 Preferred Shares divided by (b) $1,000 (approximately 5,384.88 PubCo Series A Preferred Shares taking into account accrued dividends through August 25, 2026; such number of PubCo Series A Preferred Shares may increase prior to Closing due to additional accrued dividends after such date), (ii) a PubCo Series A Investor Warrant exercisable for approximately 2,448,740 PubCo Ordinary Shares at an initial exercise price of $12.00 per share, subject to adjustment (taking into account accrued dividends through August 25, 2026; such number of PubCo Ordinary Shares may increase prior to Closing due to additional accrued dividends after such date) and (iii) up to 2,176,109 PubCo Ordinary Shares, vesting in four equal tranches upon the occurrence of Triggering Event I, Triggering Event II, Triggering Event III, and Triggering Event IV, respectively.

		Exchange of Company Series A1 Preferred Shares and a Company Warrant that IPF received upon conversion of securities it purchased in Air Water UK for an aggregate of $4,000,000.

(i) a number of PubCo Series A Preferred Shares equal to (a) the aggregate Accrued Value attributable to such Company Series A1 Preferred Shares divided by (b) $1,000 (approximately 11,734.97 PubCo Series A Preferred Shares taking into account accrued dividends through August 25, 2026; such number of PubCo Series A Preferred Shares may increase prior to Closing due to additional accrued dividends after such date), (ii) a PubCo Series A Investor Warrant exercisable for approximately 1,763,209 PubCo Ordinary Shares at an initial exercise price of $12.00 per share, subject to adjustment (taking into account accrued dividends through August 25, 2026; such number of PubCo Ordinary Shares may increase prior to Closing due to additional accrued dividends after such date) and (iii) up to 1,386,924 PubCo Ordinary Shares, vesting in four equal tranches upon the occurrence of Triggering Event I, Triggering Event II, Triggering Event III, and Triggering Event IV, respectively.

		Exchange of Company Series A1 Preferred Shares and Company Warrants that IPF purchased for an aggregate of $16,000,000.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
	4,256,885, or approximately 50.5%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares.	IPF paid an aggregate of $3,262,619 for its economic interests in Founder Shares and Private Placement Units.

354,500, or approximately 70.9%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion the Private Placement Shares and the Inflection Point Rights underlying Private Placement Units.

Inflection Point Asset Management LLC	Commencing on the date the securities of Inflection Point were first listed on Nasdaq, $29,166.66 per month.	The services of Kevin Shannon, Chief Operating Officer and for office space and administrative services provided to members of our management team.
Michael Blitzer	2,535,066, or approximately 30.1%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares.	Mr. Blitzer paid $7,515 for his economic interests in Founder Shares.
Kevin Shannon	691,382, or approximately 8.2%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares.	Mr. Shannon paid $2,050 for his economic interests in Founder Shares.
Sponsor, Officers and Directors	Consulting, success or finder fees in connection with the consummation of our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.
	Salary or fee in an amount that constitutes a market standard for comparable transactions in connection with our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.

Up to $1,500,000 in working capital loans by the Sponsor, the Sponsor’s affiliates and Inflection Point’s directors or officers. Such loans may be converted at the option of the lender into Private Placement Units at a conversion price of $10.00 per unit. No such loans are currently outstanding.

Working capital loans to fund working capital deficiencies or finance transaction costs in connection with an initial business combination.
	Up to $250,000 per year from interest accrued on the trust account (plus rollover of unused amounts from prior years) for working capital purposes.	Services in connection with identifying, investigating and completing an initial business combination.

Except as described in this proxy statement/prospectus, no compensation of any kind, including finder’s and consulting fees, have been paid or will be paid to the Sponsor, IPF, members of Inflection Point’s management team, or any of their affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The reimbursement of expenses and advances and the securities issued to the Sponsor and IPF may result in a material dilution of the equity interests of non-redeeming Inflection Point Shareholders. As of March 31, 2026, there are no reimbursable out-of-pocket expenses outstanding. See “Summary — Dilution”, “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” and “Information About Inflection Point — Executive and Director Compensation”.

INFLECTION POINT ACQUISITION CORP. III
A Cayman Islands Exempted Company
(Company No. 406813)
167 Madison Avenue Suite 205 #1017
New York, NY 10016

NOTICE OF EXTRAORDINARY GENERAL MEETING

TO BE HELD ON [•], 2026

TO THE SHAREHOLDERS OF INFLECTION POINT ACQUISITION CORP. III:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “extraordinary general meeting”) of shareholders of Inflection Point Acquisition Corp. III (“Inflection Point”) will be held on            , 2026, at            , Eastern Time, at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast at https://www.cstproxy.com/inflectionpointacquisitioniii/2026. The extraordinary general meeting will be held for the following purposes:

Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve, subject to the approval of the Merger Proposal, by ordinary resolution, the Business Combination Agreement, by and among Inflection Point, Air Water, PubCo and Merger Sub, and the transactions contemplated thereby, pursuant to which, among other things, and subject to the terms and conditions therein, (i) the First Merger shall be effected, whereby Inflection Point will be merged with and into PubCo, and PubCo shall continue as the surviving company, and, (ii) one Business Day after the First Merger, the Second Merger will be effected, whereby Air Water will be merged with and into Merger Sub, as a result of which the separate corporate existence of Air Water shall cease, and Merger Sub (referred to after the Second Merger as “Air Water OpCo”) shall continue as the surviving company and a wholly owned direct subsidiary of PubCo, resulting in a combined company whereby PubCo will own Air Water OpCo, and substantially all of the assets and the business of the combined company will be held and operated by Air Water OpCo and its subsidiaries. This proposal is referred to as the “Business Combination Proposal”.

The full text of the resolution to be voted upon is as follows:

“RESOLVED, as an ordinary resolution, that subject to the approval of the Merger Proposal, Inflection Point’s entry into the Business Combination Agreement, dated as of August 25, 2025, as amended by that certain Amendment to Business Combination Agreement, dated as of December 31, 2025 and that Second Amendment to Business Combination Agreement, dated as of June 5, 2026, by and among Inflection Point, Air Water, PubCo and Merger Sub, attached to the proxy statement/prospectus accompanying the notice of meeting as Annex A-1, as amended by Annex A-2 and Annex A-3 (as it may be further amended, restated, supplemented and/or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which and among other things, on the terms and subject to the conditions set forth in the Business Combination Agreement, the parties will complete the Business Combination (as such term is defined in the proxy statement/prospectus) described in the accompanying proxy statement/prospectus, and the performance by Inflection Point of its obligations thereunder and the consummation of the Business Combination, be approved, ratified and confirmed in all respects.”

Proposal No. 2 — The Merger Proposal — to consider and vote upon a proposal to approve, subject to the approval of the Business Combination Proposal, by special resolution, (i) the First Merger and (ii) the plan of merger (the “First Plan of Merger”) to be adopted in connection with the First Merger. This proposal is referred to as the “Merger Proposal”.

The full text of the special resolution to be voted upon is as follows:

“RESOLVED, as a special resolution that, subject to the approval of the Business Combination Proposal:

(a)     Inflection Point Acquisition Corp. III (“Inflection Point”) be authorized to merge with Air Water Ventures Limited (“PubCo”) so that PubCo will be the surviving company (the “Surviving Company”) and all the undertaking, property, and liabilities of Inflection Point and PubCo vest in the Surviving Company by virtue of such merger pursuant to the Companies Act (Revised) of the Cayman Islands (the “First Merger”);

(b)    the Plan of Merger in connection with the First Merger substantially in the form attached to the proxy statement/prospectus accompanying the notice of meeting as Annex B (the “First Plan of Merger”), subject to such amendments as may be approved by Inflection Point or PubCo, be authorized and approved in all respects; and

(c)     Inflection Point be authorized to enter into the First Plan of Merger, and any and all transactions provided for in the First Plan of Merger, the First Plan of Merger be executed by any one director on behalf of Inflection Point and any one director, Ogier (Cayman) LLP or Ogier Global (Cayman) Limited be authorized to submit the First Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands and to make such additional filings or take such additional steps as they deem necessary in respect of the First Merger.”

Proposal No. 3 — The Advisory Organizational Document Proposals — to consider and vote upon the following five separate proposals (collectively, the “Advisory Organizational Document Proposals”) to approve on an advisory, non-binding basis by ordinary resolution the following material differences between the Inflection Point Organizational Documents and the proposed PubCo A&R Articles. A copy of the PubCo A&R Articles is attached hereto as Annex C:

Advisory Organizational Document Proposal 3A — Under the PubCo A&R Articles, PubCo would be authorized to issue (A) 499,870,000 PubCo Ordinary Shares and (B) 130,000 PubCo Series A Preferred Shares.

Advisory Organizational Document Proposal 3B — The PubCo A&R Articles may be altered or amended by special resolution (which has the meaning given to the term in the Companies Act); provided that, for so long as the Inflection Point Entities (as defined in the PubCo A&R Articles) hold at least 20% of the PubCo Series A Preferred Shares that are issued and outstanding as at the date the PubCo A&R Articles are adopted, any amendment, alteration or repeal of the PubCo A&R Articles that materially and adversely affects the powers, preferences or rights attaching to the PubCo Series A Preferred Shares shall also require the consent of the holders of more than 50%, by number, of the PubCo Series A Preferred Shares.

Advisory Organizational Document Proposal 3C — The Inflection Point Organizational Documents classify the directors of Inflection Point into three classes with staggered terms of office depending on the class of each director, whereas the PubCo A&R Articles do not provide for a classified board of directors.

Advisory Organizational Document Proposal 3D — The PubCo A&R Articles allow a director to be removed by ordinary resolution of the shareholders of PubCo.

Advisory Organizational Document Proposal 3E — The PubCo A&R Articles provide for a number of protective provisions so long as the Inflection Point Entities hold at least 20% of the PubCo Series A Preferred Shares on issue as of the date of adoption of the PubCo A&R Articles, in which case PubCo shall not, without Series A Majority Consent, take any of the following actions: (a) liquidate, dissolve or wind-up the affairs of PubCo, (b) amend, alter or repeal the PubCo A&R Articles in a manner that materially and adversely affects the powers, preferences or rights attaching to the PubCo Series A Preferred Shares, (c) create any equity security, authorize the creation of any equity security, classify any equity security, reclassify any equity security, or issue any other security convertible into or exercisable for any equity security, unless such security ranks junior to the PubCo Series A Preferred Shares with respect to its rights, preferences and privileges (including rights to receive dividends and participate in distributions or payments upon liquidation, dissolution or winding up), (d) increase the authorized share capital of the PubCo Series A Preferred Shares, (e) purchase or redeem or pay any cash dividend on any share ranking junior to the PubCo Series A Preferred Shares (with respect to rights to receive dividends and participate in distributions or payments upon liquidation, dissolution or winding up), except for shares in the capital of PubCo being repurchased by PubCo at cost from employees in connection with the cessation of their service or pursuant to the terms of any equity incentive plan adopted by PubCo, (f) enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under an incentive plan, equity plan or equity-based compensation plan adopted by PubCo, or with respect to employment, consulting or award agreements with respect to executive officers or directors of PubCo, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of PubCo, or (g) incur or guarantee any new indebtedness other than equipment leases or trade payables incurred in the ordinary course of business.

These proposals are referred to as the “Advisory Organizational Document Proposals”.

The full text of the resolutions to be voted upon is as follows:

Advisory Organizational Documents Proposal 3A — “Resolved, as an ordinary resolution, on a non-binding and advisory basis only, that the PubCo A&R Articles authorize PubCo to issue (A) 499,870,000 PubCo Ordinary Shares and (B) 130,000 PubCo Series A Preferred Shares.”

Advisory Organizational Documents Proposal 3B — “Resolved, as an ordinary resolution, on a non-binding and advisory basis only, that the PubCo A&R Articles provide that they may be altered or amended by special resolution (which has the meaning given to the term in the Companies Act); provided that any amendment, alteration or repeal of the PubCo A&R Articles that materially and adversely affects the powers, preferences or rights attaching to the PubCo Series A Preferred Shares shall also require the consent of the holders of more than 50%, by number, of the PubCo Series A Preferred Shares.”

Advisory Organizational Documents Proposal 3C — “Resolved, as an ordinary resolution, on a non-binding and advisory basis only, that the PubCo A&R Articles provide that the board of directors of PubCo be declassified.”

Advisory Organizational Documents Proposal 3D — “Resolved, as an ordinary resolution, on a non-binding and advisory basis only, that the PubCo A&R Articles provide that the directors of PubCo may be removed by ordinary resolution.”

Advisory Organizational Documents Proposal 3E — “Resolved, as an ordinary resolution, on a non-binding and advisory basis only, that the PubCo A&R Articles provide that so long as the Inflection Point Entities (as defined in the PubCo A&R Articles) hold at least 20% of the PubCo Series A Preferred Shares on issue as of the date of adoption of the PubCo A&R Articles, in which case Series A Majority Consent is required to: (a) liquidate, dissolve or wind-up the affairs of PubCo, (b) amend, alter or repeal the PubCo A&R Articles in a manner that materially and adversely affects the powers, preferences or rights attaching to the PubCo Series A Preferred Shares, (c) create any equity security, authorize the creation of any equity security, classify any equity security, reclassify any equity security, or issue any other security convertible into or exercisable for any equity security, unless such security ranks junior to the PubCo Series A Preferred Shares with respect to its rights, preferences and privileges (including rights to receive dividends and participate in distributions or payments upon liquidation, dissolution or winding up), (d) increase the authorized share capital of the PubCo Series A Preferred Shares, (e) purchase or redeem or pay any cash dividend on any share ranking junior to the PubCo Series A Preferred Shares (with respect to rights to receive dividends and participate in distributions or payments upon liquidation, dissolution or winding up), except for shares in the capital of PubCo being repurchased by PubCo at cost from employees in connection with the cessation of their service or pursuant to the terms of any equity incentive plan adopted by PubCo, (f) enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under an incentive plan, equity plan or equity-based compensation plan adopted by PubCo, or with respect to employment, consulting or award agreements with respect to executive officers or directors of PubCo, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of PubCo, or (g) incur or guarantee any new indebtedness other than equipment leases or trade payables incurred in the ordinary course of business.”

Proposal No. 4 — The Adjournment Proposal — to consider and vote upon a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with the approval of one or more proposals, at the extraordinary general meeting; (ii) if Inflection Point determines that one or more of the conditions to Closing is not or will not be satisfied or waived; or (iii) to facilitate the Mergers or any other transaction contemplated by the Business Combination Agreement or the related agreements. This proposal is referred to as the “Adjournment Proposal”.

The full text of the resolution to be voted upon is as follows:

“RESOLVED, as an ordinary resolution, that the Chairman of the extraordinary general meeting may adjourn the extraordinary general meeting to a later date or dates or another place, if necessary, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals at the extraordinary general meeting, (ii) if Inflection Point determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Mergers or any other transaction contemplated by the Business Combination Agreement or the related agreements, be approved.”

These items of business are described in the accompanying proxy statement/prospectus, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of Inflection Point Ordinary Shares at the close of business on June 24, 2026 (the “Record Date”) are entitled to notice of the extraordinary general meeting and to vote at the extraordinary general meeting and any adjournments or postponements of the extraordinary general meeting.

The approval of the Merger Proposal requires a special resolution under the Companies Act, being the affirmative vote of holders of a majority of at least two-thirds of the Inflection Point Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy and entitled to vote at an extraordinary general meeting, vote at the extraordinary general meeting. The Merger Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Merger Proposal will have no effect, even if approved by the requisite holders of Inflection Point Ordinary Shares.

The approval of each of the Business Combination Proposal, the Advisory Organizational Document Proposals and the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of a simple majority of the holders of the Inflection Point Ordinary Shares, who being present in person or, where proxies are allowed, by proxy and entitled to vote at an extraordinary general meeting, vote at the extraordinary general meeting. The Business Combination was not structured to require the approval of at least a majority of Inflection Point’s unaffiliated shareholders because such a vote is not required under Cayman Islands law, and the Inflection Point Board did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination or to prepare a report concerning the approval of the Business Combination. The Business Combination Proposal is conditioned on the approval of the Merger Proposal. Therefore, if the Merger Proposal is not approved, the Business Combination Proposal will have no effect, even if approved by the requisite holders of Inflection Point Ordinary Shares.

The accompanying proxy statement/prospectus and proxy card are being provided to Inflection Point’s shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment or postponement of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all of Inflection Point’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page 32 of the accompanying proxy statement/prospectus.

After careful consideration, the Board of Directors of Inflection Point (the “Inflection Point Board”), including the independent directors, has unanimously approved and determined to be in the best interests of Inflection Point and its shareholders the Business Combination and unanimously recommends that shareholders vote “FOR” the adoption of the Business Combination Agreement, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to Inflection Point’s shareholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the Inflection Point Board, you should keep in mind that the Sponsor, IPF and Inflection Point’s directors and officers, and/or their affiliates, have interests in the Business Combination that may conflict with your interests as a shareholder. For instance, the Sponsor and Inflection Point’s officers and directors, and/or their affiliates, will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating Inflection Point. See the section of the accompanying proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations.

In connection with the Business Combination, certain related agreements have been or will be entered into on or prior to the closing of the Business Combination, including the Pre-Funded PIPE Subscription Agreement, the Closing PIPE Subscription Agreements, the Company Warrants, the Sponsor Support Agreement, the Company Support Agreement, the New Registration Rights Agreement, the Sponsor Lock-Up Agreement, the Company Shareholder Lock-Up Agreement, and the PubCo Series A Investor Warrants (each as defined in the accompanying proxy statement/prospectus). See “Proposal No. 1 — The Business Combination Proposal — Ancillary Documents” and “Inflection Point Relationships and Related Party Transactions” in the accompanying proxy statement/prospectus for more information.

Pursuant to the Inflection Point Organizational Documents, the holders of Public Shares (the “Public Shareholders”) may request to redeem all or a portion of such holder’s Public Shares for cash if the Business Combination is consummated. As a Public Shareholder, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)     (x) hold Public Shares or (y) hold Public Shares through Inflection Point Units and elect to separate your Inflection Point Units into the underlying Public Shares and Inflection Point Rights (as defined in the accompanying proxy statement/prospectus) prior to exercising your redemption rights with respect to the Public Shares;

(ii)    submit a written request to Continental Stock Transfer & Trust Company (“Continental”), Inflection Point’s transfer agent, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

(iii)   deliver your share certificates for Public Shares (if any) along with other applicable redemption forms to Continental, physically or electronically through the Depository Trust Company.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [•] (two Business Days prior to the initially scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.

If the Business Combination is consummated and a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its share certificates (if any) and other redemption forms (as applicable) to Continental, and Inflection Point initiates the Redemption of Public Shares in connection with the Business Combination pursuant to the Inflection Point Organizational Documents, Inflection Point will redeem such Public Shares for a per-share redemption price, payable in cash, equal to the aggregate amount then deposited in the trust account established at the consummation of the IPO (the “Trust Account”), calculated as of two Business Days prior to the consummation of the Business Combination, including interest earned on the Trust Account (net of amounts withdrawn to fund Inflection Point’s working capital requirements, subject to an annual limit of $250,000 (plus the rollover of unused amounts from prior years), and/or to pay for Inflection Point’s taxes (any withdrawals to pay for Inflection Point’s taxes shall not be subject to the $250,000 annual limitation described in the forgoing)) divided by the number of then-issued Public Shares (the “Redemption Price”). For illustrative purposes, as of the Record Date, this would have amounted to approximately $10.43 per Public Share. Prior to exercising redemption rights, Public Shareholders should verify the market price of the Public Shares, as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. Inflection Point cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in our securities when our shareholders wish to sell their shares. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares.

Any request to redeem Public Shares, once made, may not be withdrawn unless the directors of Inflection Point determine (in their sole discretion) to permit the withdrawal of such request for redemption (which they may do in whole or in part). See “The Extraordinary General Meeting of Inflection Point Shareholders — Redemption Rights” of the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Public Shareholders may elect to redeem Public Shares regardless of whether they vote for or against the Business Combination Proposal, or do not vote at all. Notwithstanding the foregoing, a Public Shareholder, acting together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding or disposing of Public Shares, will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares with respect to more than 15% of the then-issued Public Shares in the aggregate without the prior consent of Inflection Point.

There are no agreements, arrangements, or understandings between the Sponsor and unaffiliated security holders of Inflection Point regarding redemption of outstanding securities of Inflection Point.

The Sponsor and each director and officer of Inflection Point have agreed to, among other things, vote in favor of the Business Combination. The Sponsor and each director and officer of Inflection Point have also agreed to waive their redemption rights in connection with the consummation of the Business Combination with respect to any Inflection Point Ordinary Shares held by them. In addition, Cantor has agreed to vote the Private Placement Shares it holds in favor of the Business Combination and all other proposals described herein and to waive its right to redemptions with respect to the Private Placement Shares. None of the Sponsor, Inflection Point’s directors or officers, or Cantor received separate consideration for their waiver of redemption rights. The Founder Shares and Inflection Point Class A Ordinary Shares underlying the Private Placement Units held by the Sponsor and Cantor will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the Record Date, the Sponsor owned approximately 25.9% of the issued and outstanding Inflection Point Ordinary Shares and Cantor owned approximately 0.7% of the issued and outstanding Inflection Point Ordinary Shares.

The obligations of Inflection Point, Air Water, PubCo and Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver of customary closing conditions, including without limitation (i) the Required Shareholder Approval; (ii) the Company Shareholder Approval; (iii) no adverse law or order; (iv) the expiration of all waiting periods (and any extensions thereof) under the HSR Act with respect to the Business Combination; (v) approval of the listing of the PubCo Ordinary Shares on Nasdaq; (vi) the registration statement of which this proxy statement/prospectus forms becoming effective; (vii) the accuracy of the representations and warranties and the performance of the covenants and agreements of each of the parties to the Business Combination Agreement, in each case subject to certain qualifiers; and (viii) duly executed pay-off letters certifying certain indebtedness of Air Water and its Subsidiaries, as specified in the Business Combination Agreement, shall have been paid off.

The Inflection Point Units, Public Shares and Inflection Point Rights are currently listed on Nasdaq under the symbols “IPCXU,” “IPCX,” and “IPCXR,” respectively. Pursuant to the terms of the Business Combination Agreement, as a closing condition, the PubCo Ordinary Shares issued as merger consideration must be conditionally approved for listing on Nasdaq, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. Following the Closing, the PubCo Ordinary Shares are intended to be listed, subject to Nasdaq approval, under the proposed symbol “WATR”. It is important for you to know that, at the time of Inflection Point’s extraordinary general meeting, the parties may not have received from Nasdaq either confirmation of the listing of the PubCo Ordinary Shares or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived or is subject to an exception, and therefore the PubCo Ordinary Shares would not be listed on any nationally recognized securities exchange.

Material Financing Transactions

Simultaneously with the consummation of Inflection Point’s IPO, the Sponsor and Cantor purchased an aggregate of 740,000 Private Placement Units, in a private placement, at a price of $10.00 per unit, for $7,400,000 in the aggregate. Of those 740,000 Private Placement Units, the Sponsor purchased 500,000 and Cantor purchased 240,000.

Inflection Point is permitted to withdraw interest earned on the Trust Account to fund its working capital requirements, subject to an annual limit of $250,000 (plus the rollover of unused amounts from prior years). As of July 2, 2026, the most practicable date prior to the date of this statement/prospectus, Inflection Point has withdrawn $500,000 of such interest.

Since Inflection Point’s IPO, there has not been any material financing of Inflection Point. However, if necessary in order to fund working capital deficiencies or finance transaction costs in connection with the Business Combination, the Sponsor, or certain of Inflection Point’s officers and directors or their affiliates, may, but are not obligated to, loan funds to Inflection Point as may be required. If Inflection Point completes the Business Combination or another initial business combination, it would repay such loaned amounts. In the event that the Business Combination or another initial business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such working capital loans may be convertible into additional Private Placement Units at a price of $10.00 per unit at the option of the lender. As of July 2, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus, no working capital loans have been made to Inflection Point.

In connection with the transactions contemplated by the Business Combination Agreement, on July 25, 2025, Air Water UK entered into that certain Subscription Agreement, dated as of July 25, 2025, with IPF, pursuant to which, among other things, IPF subscribed for and purchased from Air Water UK 607 series A redeemable preference shares of a nominal or par value of $0.0001 per share of Air Water UK, for aggregate consideration of approximately $4 million. The proceeds from such Subscription Agreement were used by Air Water UK to complete the repurchase of certain shares from Mr. Alexander David Guy, Ms. Kirsty Guy (Mr. Guy’s spouse), AKP AG (a company affiliated with Mr. Guy) and Mr. Robert Bain, as further described in the section entitled “Related Party Transactions — Air Water Relationships and Related Party Transactions — Share Repurchase Agreements”. Subsequently, on August 17, 2025, the shareholders of Air Water UK (including IPF) exchanged 100% of their shares in Air Water UK for an allotment of shares in the Company as part of an internal reorganization.

On August 25, 2025, Air Water entered into the Pre-Funded PIPE Subscription Agreements with the Pre-Funded PIPE Investors, pursuant to which Air Water sold Company Series A1 Preferred Shares and Company Warrants for aggregate consideration of approximately $28.5 million in the Pre-Funded PIPE Investment.

In addition, on August 25, 2025, Air Water entered into the Closing PIPE Subscription Agreements, pursuant to which Air Water agreed to sell Company Series A Preferred Shares and Company Warrants for aggregate consideration of approximately $31 million in the Closing PIPE Investment.

On March 19, 2026, the Company entered into (i) the Pre-Funded PIPE Subscription Agreement with Tau Capital pursuant to which Tau Capital purchased Company Series A Preferred Shares and Company Warrants for aggregate consideration of $5.0 million and (ii) the Closing PIPE Subscription Agreements with additional Closing PIPE Investors, pursuant to which Air Water agreed to sell Company Series A Preferred Shares and Company Warrants for aggregate consideration of approximately $15.0 million. Further, on May 25, 2026 and June 5, 2026, the Company entered into additional Pre-Funded PIPE Subscription Agreements pursuant to which a certain PIPE Investor and IPF agreed to purchase $7.5 million and $5.0 million, respectively, of Company Series A Preferred Shares and Company Warrants.

As of July 2, 2026, the Company has received, or will receive, a total of $96.0 million in committed proceeds from PIPE Investors in the PIPE Investment, consisting of (i) $4.0 million received from the Pre-Signing PIPE Investment, (ii) $46.0 million received from the Pre-Funded PIPE Investment and (iii) $46.0 million to be received from the Closing PIPE Investment. The Closing PIPE Investment includes $1.0 million of fixed return payable under a facility agreement entered into between Air Water UK and a Closing PIPE Investor that will be converted into PubCo Series A Investor Warrants at closing of the Business Combination.

Compensation Received by the Sponsor, its Affiliates and Inflection Point Directors and Executive Officers

Set forth below is a summary of the material compensation and securities received or to be received by the Sponsor, its affiliates and Inflection Point’s directors, officers and their affiliates in connection with the Business Combination and related transactions.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
Sponsor	8,433,333 PubCo Ordinary Shares upon conversion of 8,433,333 Founder Shares.	$25,000.
	550,000 PubCo Ordinary Shares upon the conversion of the Private Placement Shares and the Inflection Point Rights underlying the 500,000 Private Placement Units.	$5,000,000.
IPF

(i) a number of PubCo Series A Preferred Shares equal to (a) the aggregate Accrued Value attributable to such Company Series A1 Preferred Shares divided by (b) $1,000 (approximately 5,384.88 PubCo Series A Preferred Shares taking into account accrued dividends through August 25, 2026; such number of PubCo Series A Preferred Shares may increase prior to Closing due to additional accrued dividends after such date), (ii) a PubCo Series A Investor Warrant exercisable for approximately 2,448,740 PubCo Ordinary Shares at an initial exercise price of $12.00 per share, subject to adjustments (taking into account accrued dividends through

		Exchange of Company Series A1 Preferred Shares and a Company Warrant that IPF received upon conversion of securities it purchased in Air Water UK for an aggregate of $4,000,000.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration

August 25, 2026; such number of PubCo Ordinary Shares may increase prior to Closing due to additional accrued dividends after such date) and (iii) up to 2,176,109 PubCo Ordinary Shares, vesting in four equal tranches upon the occurrence of Triggering Event I, Triggering Event II, Triggering Event III, and Triggering Event IV, respectively.

(i) a number of PubCo Series A Preferred Shares equal to (a) the aggregate Accrued Value attributable to such Company Series A1 Preferred Shares divided by (b) $1,000 (approximately 11,734.97 PubCo Series A Preferred Shares taking into account accrued dividends through August 25, 2026; such number of PubCo Series A Preferred Shares may increase prior to Closing due to additional accrued dividends after such date), (ii) a PubCo Series A Investor Warrant exercisable for approximately 1,763,209 PubCo Ordinary Shares at an initial exercise price of $12.00 per share, subject to adjustments (taking into account accrued dividends through August 25, 2026; such number of PubCo Ordinary Shares may increase prior to Closing due to additional accrued dividends after such date) and (iii) up to 1,386,924 PubCo Ordinary Shares, vesting in four equal tranches upon the occurrence of Triggering Event I, Triggering Event II, Triggering Event III, and Triggering Event IV, respectively.

Exchange of Company Series A1 Preferred Shares and Company Warrants that IPF purchased for an aggregate of $16,000,000.
	4,256,885, or approximately 50.5%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares.	IPF paid an aggregate of $3,262,619 for its economic interests in Founder Shares and Private Placement Units.

354,500, or approximately 70.9%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion the Private Placement Shares and the Inflection Point Rights underlying Private Placement Units.

Inflection Point Asset Management LLC	Commencing on the date the securities of Inflection Point were first listed on Nasdaq, $29,166.66 per month.	The services of Kevin Shannon, Chief Operating Officer and for office space and administrative services provided to members of our management team.
Michael Blitzer	2,535,066, or approximately 30.1%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares.	Mr. Blitzer paid $7,515 for his economic interests in Founder Shares.
Kevin Shannon	691,382, or approximately 8.2%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares.	Mr. Shannon paid $2,050 for his economic interests in Founder Shares.
Sponsor, Officers and Directors	Consulting, success or finder fees in connection with the consummation of our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
	Salary or fee in an amount that constitutes a market standard for comparable transactions in connection with our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.

Up to $1,500,000 in working capital loans by the Sponsor, the Sponsor’s affiliates and Inflection Point’s directors or officers. Such loans may be converted at the option of the lender into Private Placement Units at a conversion price of $10.00 per unit. No such loans are currently outstanding.

Working capital loans to fund working capital deficiencies or finance transaction costs in connection with an initial business combination.
	Up to $250,000 per year from interest accrued on the trust account (plus rollover of unused amounts from prior years) for working capital purposes.	Services in connection with identifying, investigating and completing an initial business combination.

See “Questions and Answers — What is the effective purchase price attributed to PubCo Ordinary Shares to be received by the Public Shareholders, the Sponsor, and the Air Water shareholders at Closing?”

Except as described in this proxy statement/prospectus, no compensation of any kind, including finder’s and consulting fees, have been paid or will be paid to the Sponsor, IPF, members of Inflection Point’s management team, or any of their affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The reimbursement of expenses and advances and the securities issued to the Sponsor and IPF may result in a material dilution of the equity interests of non-redeeming Inflection Point Shareholders. As of May 31, 2026, there are no reimbursable out-of-pocket expenses outstanding. See “Summary — Dilution”, “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” and “Information About Inflection Point — Executive and Director Compensation”.

Potential Conflicts of Interest in Connection with the Business Combination

There may be actual or potential material conflicts of interest between or among (i) the Sponsor, IPF, Inflection Point’s officers and directors, Air Water’s officers and directors and (ii) unaffiliated security holders of Inflection Point. Such conflicts of interest may include a material conflict of interest arising in determining whether to proceed with the Business Combination, the compensation of Inflection Point’s directors and officers and the compensation of the Sponsor and Inflection Point in connection with the Business Combination. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination”. Air Water’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of the Inflection Point shareholders and rights holders generally. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Air Water’s Directors and Executive Officers”.

The Business Combination does not require approval of a majority of unaffiliated security holders, and the Inflection Point Board did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination or to prepare a report concerning the approval of the Business Combination.

The Inflection Point Board, including the independent directors, unanimously approved the Business Combination.

For terms used in this notice but not otherwise defined herein, please refer to the Frequently Used Terms section of the accompanying proxy statement/prospectus.

Your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting or any adjournment thereof. The transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal and the Merger Proposal are approved at the extraordinary general meeting, and if the other conditions to closing are satisfied or waived. Each of the Business Combination Proposal and the Merger Proposal is cross-conditioned on the approval of each other. The Advisory Organizational Document Proposals and the Adjournment Proposal are not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you are a shareholder entitled to attend and vote at this extraordinary general meeting, you may appoint a proxy or proxies to vote on your behalf. A proxy need not be a shareholder of Inflection Point.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the extraordinary general meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the extraordinary general meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting and will not be voted. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO CONTINENTAL THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND DELIVER YOUR PUBLIC SHARES TO CONTINENTAL, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS ABANDONED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE EXTRAORDINARY GENERAL MEETING OF INFLECTION POINT SHAREHOLDERS — REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

On behalf of the Inflection Point Board, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

By Order of the Board of Directors,

Michael Blitzer
, 2026	Chairman and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated [•] and is first being mailed to shareholders on or about [•].

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ADDITIONAL INFORMATION

No person is authorized to give any information or to make any representation with respect to the matters that the accompanying proxy statement/prospectus describes other than those contained in the accompanying proxy statement/prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by PubCo, Inflection Point or Air Water. The accompanying proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of the accompanying proxy statement/prospectus nor any distribution of securities made under the accompanying proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of PubCo, Inflection Point or Air Water since the date of the accompanying proxy statement/prospectus or that any information contained therein is correct as of any time subsequent to such date.

You may request copies of the accompanying proxy statement/prospectus or other information concerning Inflection Point, without charge, by written request to Sodali & Co, 333 Ludlow Street, 5th Floor, South Tower, Stamford, Connecticut 06902, our proxy solicitor, by calling (800) 662-5200, or (203) 658-9400 for banks and brokers, or by emailing IPCX.info@investor.sodali.com, or from the SEC through the SEC website at http://www.sec.gov.

In order for you to receive timely delivery of the documents in advance of the extraordinary general meeting of Inflection Point to be held on [•], 2026, you must request the information no later than five Business Days prior to the date of the extraordinary general meeting, or no later than [•], 2026.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and other documents incorporated by reference into this proxy statement/prospectus include or may include “forward-looking statements” regarding, among other things, the plans, strategies and prospects, both business and financial, of Inflection Point, PubCo and Air Water. These statements are based on the beliefs and assumptions of the management of Inflection Point, PubCo and Air Water. Although the parties believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, none of Inflection Point, PubCo or Air Water can assure you that they will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” or similar expressions; provided that the absence of these does not mean that a statement is not forward-looking. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this proxy statement/prospectus, any prospectus supplement, and the documents incorporated by reference herein and therein might not occur, and actual results could differ materially from those anticipated in these forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, and in the documents incorporated by reference herein, important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include:

•        general economic, political and business conditions;

•        the inability of the parties to consummate the transactions contemplated by the Business Combination Agreement;

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

•        the number of redemption requests made by Inflection Point’s shareholders in connection with the Business Combination;

•        the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination Agreement;

•        the risk that the approval of Inflection Point’s shareholders for the potential transaction is not obtained;

•        the anticipated capitalization and enterprise value of PubCo following the consummation of the Business Combination;

•        the ability of PubCo to issue equity, equity-linked or other securities in the future;

•        failure to realize the anticipated benefits of the transactions contemplated by the Business Combination Agreement, including as a result of a delay in consummating the Business Combination;

•        the risk that the Business Combination may not be completed by Inflection Point’s business combination deadline and the potential failure to obtain an extension of its business combination deadline, if sought by Inflection Point;

•        the risks related to the rollout of the Company’s business and the timing of expected business milestones;

•        the ability of PubCo to execute its growth strategy and expansion efforts, manage growth profitably and retain its key employees;

•        failure to realize the expectations regarding customer demand and acceptance of PubCo’s products, including within the U.S.;

•        the ability of PubCo’s management to effectively manage the transition to a publicly traded company including compliance with complex reporting laws, internal controls and related matters;

•        the ability of PubCo to obtain or maintain the listing of its securities on the Nasdaq following the Business Combination;

•        and other risks and uncertainties indicated in this proxy statement/prospectus, including those under “Risk Factors” herein, and other filings that have been made or will be made with the SEC by Inflection Point or PubCo.

The Company, Inflection Point and PubCo caution readers of this proxy statement/prospectus not to place undue reliance on these forward-looking statements.

All forward-looking statements made in this proxy statement/prospectus are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this proxy statement/prospectus, and the Company, Inflection Point and PubCo expressly disclaim any obligation to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events, changes in future operating results over time or otherwise.

Please note in this registration statement, “we,” “us,” “our”, the “Company,” and “Air Water” refers to Air Water Ventures Holdings Limited, a Cayman Islands exempted company and its Subsidiaries before consummation of the Business Combination, and to Air Water Ventures Limited, a Cayman Islands exempted company and its subsidiaries, including Air Water Ventures Holdings Limited, after the Business Combination. References to “PubCo” refer to Air Water Ventures Limited and its subsidiaries after the Business Combination, unless the context otherwise requires.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 (File No. 333-294998) filed with the U.S. Securities and Exchange Commission (“SEC”) by PubCo and Air Water, as the co-registrant, constitutes a prospectus of PubCo and Air Water under Section 5 of the Securities Act with respect to the securities to be issued by PubCo in the Mergers, in each case, if the Business Combination is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act with respect to the Extraordinary General Meeting of Inflection Point Shareholders at which Inflection Point Shareholders will be asked to consider and vote upon proposals to adopt and approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, by the approval and adoption of the Business Combination Proposal.

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CONVENTIONS WHICH APPLY TO THIS PROXY STATEMENT/PROSPECTUS

In this proxy statement/prospectus, unless otherwise specified or the context otherwise requires, “$,” “USD” and “U.S. dollar” each refer to the United States dollar.

The determination of the functional and reporting currency of each group company is based on the primary currency in which the group company operates. The financial statements of Air Water are presented in USD, which is Air Water’s functional currency. The subsidiaries of Air Water have a functional currency of United Arab Emirates Dirham (“AED”), and as the AED is pegged to USD, there are no foreign currency translation differences; accordingly, Air Water’s consolidated financial statements do not include a foreign currency translation reserve. The functional currency of PubCo’s subsidiaries will generally be the local currency.

Foreign currency transactions, if any, are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognized in the consolidated statement of comprehensive income within foreign exchange loss, net. In Air Water’s consolidated financial statements, all assets, liabilities and transactions of the subsidiary with a functional currency other than the USD are translated into USD upon consolidation. On consolidation, assets and liabilities are translated into USD at the closing rate at the reporting date except non-monetary assets and liabilities which are translated at the historical rate. Income and expenses are translated into USD at the average rate over the reporting period.

FINANCIAL STATEMENT PRESENTATION

PubCo

PubCo is a Cayman Islands exempted company incorporated on August 8, 2025. PubCo was formed solely for the purpose of effecting the Business Combination described herein. PubCo has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments. The financial statements of PubCo included in this proxy statement/prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are denominated in USD. Presentation of financial information in accordance with IFRS requires PubCo’s management to make various estimates and assumptions which may impact the values shown in the audited financial statements and the notes thereto. Following the Business Combination, PubCo will qualify as a foreign private issuer as defined under Rule 405 under the Securities Act and will prepare its financial statements denominated in USD and in accordance with the IFRS.

Air Water

Air Water is a Cayman Islands exempted company incorporated on July 31, 2025. The financial statements of Air Water included in this proxy statement/prospectus have been prepared in accordance with IFRS and are denominated in USD.

Inflection Point

Inflection Point’s financial statements included in this proxy statement/prospectus have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC.

The respective audited financial statements of PubCo and Air Water included in this proxy statement/prospectus have been prepared in accordance with IFRS. Presentation of financial information in accordance with IFRS requires the management of PubCo and Air Water, respectively, to make various estimates and assumptions which may impact the values shown in the financial statements and the respective notes thereto. The actual values may differ from such assumptions. Further, IFRS differs in certain material respects from GAAP and, as such, the respective financial statements of PubCo and Air Water are not comparable to the financial statements of companies prepared in accordance with GAAP.

INDUSTRY AND MARKET DATA

In this proxy statement/prospectus, we present industry data, information and statistics regarding the markets in which the Company competes, as well as publicly available information, industry and general publications and research and studies conducted by third parties. This information is supplemented where necessary with the Company’s own internal estimates and information obtained from discussions with its customers, taking into account publicly available information about other industry participants and Company management’s judgment where information is not publicly available. This information appears in “Information About the Company”, “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections of this proxy statement/prospectus.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we believe that these third-party sources are reliable, this belief does not guarantee the accuracy or completeness of this information, and we have not independently verified this information. Further, forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates. Notwithstanding the foregoing, we are responsible for the disclosure contained in this proxy statement/prospectus.

FREQUENTLY USED TERMS

Unless otherwise stated in this proxy statement/prospectus or the context otherwise requires:

“Accrued Value” means, with respect to any (i) PubCo Series A Preferred Share, the aggregate amount of $1,000 (the “Stated Value”) together with any unpaid Arrears (as defined in the PubCo A&R Articles) in respect of that PubCo Series A Preferred Share (subject to Equitable Adjustment) and (ii) Air Water Series A Preferred Share, the Stated Value together with any unpaid Arrears (as defined in the Company Charter) in respect of that Air Water Series A Preferred Share (as adjusted in accordance with the Company Charter); provided that in connection with the consummation of the Second Merger, the Accrued Value of each Company Series A1 Preferred Share shall be divided by 0.85.

“Airwater Co.” means Air Water Company, LLC, a Delaware limited liability company.

“Air Water Board” means the Board of Directors of Air Water.

“Air Water OpCo” means the surviving company of the merger between the Company and Merger Sub.

“Air Water UK” means Air Water Ventures Ltd, a private company incorporated under the laws of England and Wales.

“Air Water UK Series A Shares” means Air Water UK’s Series A Shares.

“Ancillary Documents” means each agreement, instrument, certificate or document including the Inflection Point Disclosure Schedules, the Company Disclosure Schedules, the First Plan of Merger, the Second Plan of Merger, the Lock-Up Agreements, the New Registration Rights Agreement, the Sponsor Support Agreement, the Subscription Agreements and the other agreements, instruments, certificates and documents to be executed or delivered by any of the Parties in connection with or pursuant to the Business Combination Agreement.

“AWGs” means atmospheric water generators.

“Business Combination” means the transactions contemplated in the Business Combination Agreement.

“Business Combination Agreement” or “BCA” means the Business Combination Agreement, dated as of August 25, 2025, by and among the Company, PubCo, Inflection Point, and Merger Sub, as amended by the First BCA Amendment and the Second BCA Amendment, and as it may be further amended, supplemented or otherwise modified from time to time in accordance with its terms.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York, London, England, or George Town, Cayman Islands, are authorized to close for business.

“Call Notice” means a written notice to redeem PubCo Series A Preferred Shares.

“Closing” means the closing of the Business Combination.

“Closing Date” means the date of the Closing.

“Closing PIPE Investment” means the investment contemplated by the Closing PIPE Subscription Agreements.

“Closing PIPE Investors” refers, collectively, to the certain investors that entered into the Closing PIPE Subscription Agreements that are identified on the signature pages thereto.

“Closing PIPE Subscription Agreements” means the Subscription Agreements, dated as of August 25, 2025 and March 19, 2026, respectively, by and between the Company and the Closing PIPE Investors.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended.

“Companies Act” means the Companies Act (Revised) of the Cayman Islands.

“Company” as well as “Air Water” “we” “us” and “our” refers to Air Water Ventures Holdings Limited, a Cayman Islands exempted company, and its Subsidiaries prior to the consummation of the Business Combination and refers to Air Water Ventures Limited, a Cayman Islands exempted company and its subsidiaries (including Air Water Ventures Holdings Limited) following the consummation of the Business Combination, unless context indicates otherwise.

“Company Charter” means the third amended and restated memorandum and articles of association of the Company adopted by special resolution passed on June 2, 2026, as the same may be amended or modified from time to time after the date hereof.

“Company Convertible Securities” means, collectively, any other options, warrants or rights to subscribe for or purchase any shares of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital shares of the Company.

“Company Disclosure Schedules” means the disclosure schedules delivered by Air Water to Inflection Point on the date of the signing of the Business Combination Agreement.

“Company Ordinary Shares” means the ordinary shares of a nominal or par value of $0.01344 per share of the Company.

“Company Projections” are to the Original Projections and the Updated Projections, collectively.

“Company PSU” means each performance-based restricted share unit granted to a PSU Holder that entitles such PSU Holder to a number of Earnout Shares, determined based on the pro-rata portion of Earnout Shares attributable to such PSU Holder’s Company RSUs, subject to achievement of the applicable Triggering Event.

“Company RSU” means each restricted share unit with respect to Company Ordinary Shares.

“Company Series A Preferred Shares” means the Company Series A1 Preferred Shares and the Company Series A2 Preferred Shares, collectively.

“Company Series A1 Preferred Shares” means the Series A1 redeemable preference shares of a nominal or par value of $0.0001 per share of the Company.

“Company Series A2 Preferred Shares” means the Series A2 redeemable preference shares of a nominal or par value of $0.0001 per share of the Company.

“Company Shareholder” means a holder of Company Shares.

“Company Shareholder Approval” means the vote of Company Shareholders (voting together as a single class and not as a separate series, and on an as-converted basis) required to approve the Company Shareholder Matters in accordance with the Companies Act and the applicable Organizational Documents of the Company.

“Company Shareholder Lock-Up Agreement” means the Lock-Up Agreement that the Company Shareholders will each enter into in connection with the Closing.

“Company Shareholder Matters” means the approval of: (i) as an ordinary resolution, the adoption and approval of the Business Combination Agreement and the Mergers, (ii) as a special resolution, the Second Plan of Merger and the execution thereof by a duly authorized signatory of the Company, and (iii) as an ordinary resolution (or if required by applicable Law or the Company Organizational Documents, as a special resolution), the other transactions contemplated by the Business Combination Agreement, by Company Shareholders in accordance with the Companies Act and the applicable Organizational Documents of the Company (including any items required by Laws to effect the Mergers and any other proposals as are required to implement the foregoing).

“Company Shares” means the Company Ordinary Shares and the Company Series A Preferred Shares.

“Company Subsidiaries” means Air Water UK, Air Water Units Trading Ltd, A1Rwater General Trading Co. L.L.C., AWC Air Water LLC, Air Water U.S. and Eshara Water Asia SDN. BHD.

“Company Transaction Expenses” means the aggregate amount of all fees, costs and expenses, in each case including any VAT thereon (whether or not yet invoiced), that have been incurred prior to the Closing by or on behalf of the Company, which the Company has agreed to pay or is otherwise liable for (including, if applicable, fees, costs and expenses of the managers, directors, officers, employees and consultants of the Company which the Company has agreed to pay or is otherwise liable for) in connection with the negotiation, execution, performance or consummation of the Business Combination Agreement, the Ancillary Documents and the Business Combination and that constitute fees, costs and expenses of third-party counsel, advisors, brokers, finders, consultants, investment bankers, accountants, auditors and experts, excluding any payments or benefits under any Company benefit plan.

x

“Company Warrants” means the warrants to purchase Company Ordinary Shares at a purchase price per share of $7,624.33. If the Business Combination Agreement has been terminated in accordance with its terms, then such warrants may be exercised for all or any part of the underlying Company Ordinary Shares at any time or from time to time after the date of such termination and prior to 5:00 p.m., New York, New York time, on the fifth anniversary of the date of the termination of the Business Combination Agreement or, if such day is not a Business Day, on the next preceding Business Day.

“Consent” means any consent, approval, waiver, authorization, waiting period expiration or termination, or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing, a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast 50% or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive 50% or more of the profits, losses, or distributions of the Controlled Person or (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person.

“Conversion Price” means, with respect to each PubCo Series A Preferred Share, $12.00 (subject to adjustment as set forth in the PubCo A&R Articles).

“Conversion Ratio” means, with respect to each PubCo Series A Preferred Share, the number of PubCo Ordinary Shares determined by dividing the Accrued Value by the Conversion Price.

“Convertible Loan Agreement” means the Convertible Loan Agreement, dated as of May 23, 2024, as lender, as further amended by that Deed of Variation of Contract dated May 21, 2025, by and among Air Water UK, as borrower, and Tau Capital Holding — Sole Proprietorship LLC.

“Convertible Loan Instrument” means the Convertible Loan Note Instrument that provides for the issuance of the Convertible Notes.

“Convertible Notes” means $6,000,000 in aggregate principal amount of unsecured convertible loan notes of Air Water UK.

“Convertible Securities” means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for, or which otherwise entitle the holder thereof to acquire, any PubCo Ordinary Shares and any securities of PubCo that when paired with one or more other securities of PubCo or another entity entitle the holder thereof to receive PubCo Ordinary Shares.

“Date of Adoption” means the date on which the PubCo A&R Articles are adopted.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dilutive Issuance” means PubCo issuing or being deemed to issue PubCo Ordinary Shares (other than in connection with any Exempt Issuance (as defined in the PubCo A&R Articles)) at a New Issuance Price less than the lesser of (x) $10.00, subject to Equitable Adjustment, and (y) the Conversion Price then in effect.

“Earnout Period” means the time period beginning on the date that is the six-month anniversary of the Closing Date and ending on June 30, 2028.

“Earnout Shares” means the 20,000,000 PubCo Ordinary Shares that may be issued to the Eligible Company Equityholders and holders of PubCo PSUs upon the occurrence of the Triggering Events.

“EBITDA” means, with respect to a particular fiscal quarter, PubCo’s consolidated net income for such fiscal quarter, calculated in accordance with IFRS, before giving effect to interest expense, taxes on income, depreciation or amortization as adjusted to (a) exclude any non-recuring revenue, one-time or extraordinary gains, income, costs or expenses and (b) add back any restructuring costs, charges or expenses, in each case incurred or recognized during such fiscal quarter.

“EBITDA Run Rate” means the projected EBITDA of PubCo for a 4-quarter period, which shall be calculated by multiplying the aggregate actual quarterly EBITDA publicly reported by PubCo for the Subject Quarters by two.

“Eligible Company Equityholders” means each holder of an issued and outstanding Company Ordinary Share, Company Series A1 Preferred Share or Company Warrant, excluding any holders of Company Series A1 Preferred Shares or Company Warrants that are not Pre-Funded PIPE Investors as of the date of the Second BCA Amendment.

“Equitable Adjustment” means, in the event that, (a) following August 25, 2025 but prior to the Closing (with respect to holders of Company Ordinary Shares) or (b) following the Closing but prior to an applicable Triggering Event (with respect to Eligible Company Equityholders and the PSU Holders), the number of outstanding PubCo Ordinary Shares shall have been changed into a different number of shares or a different class by reason of any reclassification, share split (including a reverse share split), reorganization, recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a share dividend or share distribution with a record date within said period, an equitable adjustment as necessary to provide the holders of Company Ordinary Shares or the Eligible Company Equityholders or PSU Holders, as applicable, with the same economic effect as contemplated by the Business Combination Agreement prior to such event.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Rate” means with respect to a particular currency for a particular day, the closing rate of exchange for that currency into Dollars on such date as published by Bloomberg L.P.

“Exchange Ratio” means the number of PubCo Ordinary Shares equal to (i) that number of PubCo Ordinary Shares determined by dividing (x) $200,000,000 by (y) the Redemption Price; divided by (ii) the total number of Company Ordinary Shares (including the Company Ordinary Shares underlying the Company RSUs) issued and outstanding immediately prior to the Second Merger Effective Time.

“Excluded Shares” means Inflection Point Ordinary Shares, if any, held in the treasury of Inflection Point.

“FDA” means the U.S. Food and Drug Administration.

“First BCA Amendment” refers to the Amendment to Business Combination Agreement, dated as of December 31, 2025, by and between the Company and Inflection Point.

“First Merger” means the merger of Inflection Point with and into PubCo, as a result of which the separate corporate existence of Inflection Point shall cease and PubCo shall continue as the surviving company.

“Founder Shares” means the Inflection Point Class B Ordinary Shares initially purchased by the Sponsor in a private placement prior to the IPO.

“FTC” means the U.S. Federal Trade Commission.

“GAAP” means accounting principles generally accepted in the United States of America.

“General Restricted Securities” means the PubCo Ordinary Shares issued to the Sponsor or the Inflection Point Insiders in exchange for the Inflection Point Class A Ordinary Shares received by Sponsor or the Inflection Point Insiders upon conversion of the Inflection Point Class B Ordinary Shares, pursuant to the terms of the Business Combination Agreement (together with any dividends or distributions with respect to such securities or into which such securities are changed or exchanged or which are received in any recapitalization, share exchange, share conversion or similar transactions).

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental, Tax, regulatory or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“IFRS” means the International Financial Reporting Standards as promulgated by the International Accounting Standards Board.

“Inflection Point” means Inflection Point Acquisition Corp. III, a Cayman Islands exempted company.

“Inflection Point Class A Ordinary Shares” means the Class A ordinary shares, par value $0.0001 per share, of Inflection Point.

“Inflection Point Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of Inflection Point.

“Inflection Point Disclosure Schedules” means the disclosure schedules delivered by Inflection Point to Air Water on the date of the signing of the Business Combination Agreement.

“Inflection Point Insiders” means the Inflection Point Shareholders who are members of Inflection Point’s board of directors and/or management team.

“Inflection Point Ordinary Shares” means the Inflection Point Class A Ordinary Shares and the Inflection Point Class B Ordinary Shares, collectively.

“Inflection Point Organizational Documents” means the amended and restated memorandum and articles of association of Inflection Point dated April 24, 2025, as the same may be amended or modified from time to time after the date hereof.

“Inflection Point Private Placement Rights” means a right to receive one-tenth (1/10) of one Inflection Point Class A Ordinary Share in accordance with the terms of the Inflection Point Rights Agreement and issued as part of the Private Placement Units.

“Inflection Point Public Rights” means a right to receive one-tenth (1/10) of one Inflection Point Class A Ordinary Share in accordance with the terms of the Inflection Point Rights Agreement and issued as part of the Public Units in the Inflection Point IPO.

“Inflection Point Public Unit” means a unit consisting of one Public Share and one Inflection Point Right issued in the Inflection Point IPO.

“Inflection Point Right” means a right to receive one-tenth (1/10) of one Inflection Point Class A Ordinary Share in accordance with the terms of the Inflection Point Rights Agreement.

“Inflection Point Rights Agreement” means the Rights Agreement between Inflection Point and Continental Stock Transfer & Trust Company, dated April 24, 2025.

“Inflection Point Securities” means the Inflection Point Units, the Inflection Point Ordinary Shares and the Inflection Point Rights, collectively.

“Inflection Point Shareholders” means the holders of Inflection Point Ordinary Shares.

“Inflection Point Unaffiliated Shareholders” means the Inflection Point Shareholders other than (i) the Sponsor, (ii) IPF, (iii) officers, directors or affiliates of Inflection Point, the Sponsor or IPF, (iv) Public Shareholders who elect to redeem their Public Shares, and (v) Inflection Point Shareholders who exercise their appraisal rights in accordance with Section 238 of the Companies Act.

“Inflection Point Unit” means a unit consisting of one Inflection Point Class A Ordinary Share and one Inflection Point Right, including the units initially issued in the IPO, the private placement conducted concurrently with the IPO, and any units issued upon conversion of working capital loans to Inflection Point pursuant to the terms thereof.

“Initial Exercise Date” means the date of issuance of the PubCo Series A Investor Warrants.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IP” means intellectual property.

“IPAM” means Inflection Point Asset Management LLC.

“IPF” means Inflection Point Fund I, LP.

“IPO” means the initial public offering of the Inflection Point Public Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of Inflection Point, dated as of April 24, 2025, and filed with the SEC on April 25, 2025 (File No. 333-283427).

“IRS” means the U.S. Internal Revenue Service.

“IT” means Information Technology.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Letter Agreement” means that certain letter agreement entered into by Inflection Point, the Sponsor, and each of Inflection Point’s officers and directors, dated as of April 24, 2025.

“Measurement Price” means the volume-weighted average price per PubCo Ordinary Share for the 20-day trading period commencing on the date that is six months after the Closing Date of the Business Combination.

“Mergers” means the First Merger and Second Merger.

“Merger Sub” means IPCX Merger Sub Limited, a Cayman Islands exempted company.

“Merger Sub Shares” means the ordinary shares of $1.00 par value per share of Merger Sub.

“Nasdaq” means the Nasdaq Stock Market LLC.

“New Issuance Price” means a price per share less than the lesser of (x) $10.00, subject to Equitable Adjustment and (y) the Conversion Price then in effect.

“New Registration Rights Agreement” means the New Registration Rights Agreement to be entered into by and among PubCo, the Company, Inflection Point, the Sponsor, and the Holders (as defined in the New Registration Rights Agreement).

“Options” means any rights, warrants or options to subscribe for or purchase PubCo Ordinary Shares or Convertible Securities.

“Ordinary Share Price” means the share price equal to the closing sale price of one PubCo Ordinary Share as reported on Nasdaq (or the exchange on which the PubCo Ordinary Shares are then listed) for a period of at least 30 Trading Days out of 45 consecutive Trading Days ending on the Trading Day immediately prior to the date of determination, in each case subject to Equitable Adjustment.

“Organizational Documents” means, with respect to any Person, its articles of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended (including, solely with respect to the Company, the Shareholders Agreement).

“Original Convertible Loan Agreement” means the Original Convertible Loan Agreement, dated as of February 27, 2024, by and among Air Water UK, as borrower, and Tau Capital, as lender.

“Original Fairness Opinion” means the written opinion delivered by Newbridge Securities Corporation (“Newbridge”) to the Inflection Point Board on August 21, 2025, attached to the proxy statement/prospectus as Annex F.

“Original Projections” means the internally derived estimated revenue, revenue growth, free cash flow margins and net present value of cash flows for the years ending December 31, 2025 and December 31, 2026, respectively, prepared in May 2025 by Air Water management and provided to Inflection Point management in connection with the proposed Business Combination Agreement;

“Original Subscription Agreement” means the Subscription Agreement, dated as of February 27, 2024, by and among Tau Capital and other Air Water UK shareholders.

“Participation Agreement” means the Participation Agreement, as amended by that certain Deed of Amendment and Restatement dated May 3, 2024, between Tau Capital and the Individual Promoters.

“PCAOB” means the Public Company Accounting Oversight Board.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), company, limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“PIPE Investments” means the Pre-Signing PIPE Investment, the Pre-Funded PIPE Investment and the Closing PIPE Investment.

“PIPE Investors” means IPF, the other Pre-Funded PIPE Investors and the Closing PIPE Investors.

“PIPE Subscription Agreements” means the Pre-Funded PIPE Subscription Agreement together with the Closing PIPE Subscription Agreements.

“Pre-Funded PIPE Investment” means the Pre-Funded PIPE Investors’ purchase of the Company’s Series A1 Preferred Shares and Company Warrants.

“Pre-Funded PIPE Investors” refers, collectively, to the investors that entered into the Pre-Funded PIPE Subscription Agreement that are identified on the signature pages thereto.

“Pre-Funded PIPE Subscription Agreements” means the Pre-Funded PIPE Subscription Agreements, dated as of August 25, 2025 and March 19, 2026, respectively, by and among the Company and the Pre-Funded PIPE Investors.

“Private Placement Restricted Securities” means the PubCo Ordinary Shares issued to the Sponsor pursuant to the Business Combination Agreement in exchange for the 500,000 Private Placement Units (together with any dividends or distributions with respect to such securities or into which such securities are changed or exchanged or which are received in any recapitalization, share exchange, share conversion or similar transactions).

“Private Placement Shares” means the Inflection Point Class A Ordinary Shares included in the Private Placement Units.

“Private Placement Units” means the aggregate of 740,000 Inflection Point Units purchased by Inflection Point Holdings III LLC and Cantor Fitzgerald & Co., the representative of the underwriters of Inflection Point’s IPO, in a private placement concurrent with Inflection Point’s IPO, for an aggregate of $7,400,000.

“Proposals” means the Business Combination Proposal, the Merger Proposal, the Advisory Organizational Document Proposals and the Adjournment Proposal, as set forth in the section entitled “The Extraordinary General Meeting of Inflection Point Shareholders” below.

“PSU Holder” means each individual designated as a PSU Holder pursuant to the Business Combination Agreement.

“PubCo” means Air Water Ventures Limited, a Cayman Islands exempted company, and its subsidiaries after the Business Combination.

“PubCo A&R Articles” means PubCo’s amended and restated memorandum and articles of association to be adopted in connection with the consummation of the Business Combination.

“PubCo Board” means the Board of Directors of PubCo.

“PubCo Ordinary Shares” means the ordinary shares of U.S. $0.001 par value per share of PubCo.

“PubCo Securities” means the PubCo Ordinary Shares, the PubCo Series A Preferred Shares and the PubCo Series A Investor Warrants, collectively.

“PubCo Series A Investor Warrants” means warrants to purchase a number of PubCo Ordinary Shares equal to (x) the number of Company Ordinary Shares issuable upon conversion of the applicable Pre-Funded PIPE Investor’s or PIPE Investor’s Company Series A Preferred Shares upon a hypothetical conversion of such Company Series A Preferred Shares immediately prior to the Second Merger multiplied by (y) the Exchange Ratio.

“PubCo Series A Preferred Shares” means the series A redeemable preference shares of U.S. $0.001 par value per share of PubCo.

“Public Shareholder” means a holder of Public Shares.

“Public Shares” means the Inflection Point Class A Ordinary Shares included in the Inflection Point Units issued in the IPO.

“Put Notice” means written notice to PubCo, requiring PubCo to make an offer to redeem all PubCo Series A Preferred Shares held by such holder at a redemption price per share equal to 100% of the Accrued Value attributable to such PubCo Series A Preferred Share.

“Put Offer Notice” means a notice delivered by PubCo to each holder of PubCo Series A Preferred Shares that has delivered a Put Notice that shall be open for acceptance by any holder of PubCo Series A Preferred Shares within five days of deemed service of the notice.

“Record Date” means June 24, 2026.

“Redeeming Share” means each Inflection Point Class A Ordinary Share in respect of which the applicable holder thereof has validly exercised its Redemption Right (and not waived, withdrawn or otherwise lost such rights in accordance with the terms of the Inflection Point Organizational Documents and applicable Law).

“Redemption Price” means an amount equal to the price at which each Public Share may be redeemed in connection with the Business Combination pursuant to the Inflection Point Organizational Documents, which price will be the per-share price, equal to a pro rata portion of the aggregate amount on deposit in the Trust Account as of two Business Days prior to the completion of the Business Combination, calculated in accordance with the Inflection Point Organizational Documents.

“Redemption Rights” means the right of an eligible holder of Public Shares (as determined in accordance with the Inflection Point Organizational Documents) to redeem all or a portion of its Public Shares (in connection with the Business Combination or otherwise) as set forth in the Inflection Point Organizational Documents.

“Registrable Security” means (a) any PubCo Ordinary Shares held by a Holder immediately following the Closing, (b) any PubCo Ordinary Shares that may be acquired by Holders upon the exercise, conversion or redemption of any other security of PubCo or other right to acquire PubCo Ordinary Shares held by a Holder immediately following the Closing, (c) any outstanding PubCo Ordinary Shares or other equity securities (including the PubCo Ordinary Shares issued or issuable upon the exercise of any other equity security) of PubCo held by a Holder on or following the date of the New Registration Rights Agreement to the extent such securities are “restricted securities” or are held by an “affiliate” (each as defined in Rule 144 under the Securities Act) and (d) any other equity security, including any warrants, PubCo Ordinary Shares or other securities of PubCo, issued or issuable with respect to any securities referenced in clauses (a), (b) or (c) above by way of share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by PubCo and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities may be sold without registration, including pursuant to Rule 144 under the Securities Act (“Rule 144”) promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations including as to manner or timing of sale or current public information requirements under Rule 144(i) (to the extent applicable)); or (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Required Shareholder Approval” means the required approval of the shareholders of Inflection Point at the Extraordinary General Meeting in accordance with this proxy statement, Inflection Point’s Organizational Documents and the applicable provisions of the Companies Act and Nasdaq.

“Revenue Run Rate” means the projected Revenue of PubCo for a 4-quarter period, which shall be calculated by multiplying the aggregate actual quarterly Revenue publicly reported by PubCo for the Subject Quarters by two.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Second BCA Amendment” refers to the Second Amendment to Business Combination Agreement, dated as of June 5, 2026, between the Company and Inflection Point.

“Second Merger” means the merger of the Company with and into Merger Sub, as a result of which the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving company and a wholly owned direct subsidiary of PubCo.

“Second Plan of Merger” means the plan of merger to be filed related to the Second Merger.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Series A Majority Consent” means the holders of more than 50%, by number, of the PubCo Series A Preferred Shares.

“Share Exchange” means the shareholders of Air Water UK exchanging 100% of their shares in Air Water UK for an allotment of shares in the Company on August 17, 2025.

“Southern Glazer’s” means Southern Glazer’s Wine & Spirits.

“Sponsor” means Inflection Point Holdings III LLC, a Delaware limited liability company.

“Sponsor Lock-Up Agreement” means the Lock-Up Agreement the Sponsor and the Inflection Point Insiders will enter into in connection with the Closing.

“Subject Quarters” means, for purposes of calculating Revenue Run Rate and EBITDA Run Rate, the two most recently completed fiscal quarters of PubCo as of the date of calculation of Revenue Run Rate or EBITDA Run Rate, as applicable.

“Subscription Agreements” means the Pre-Funded PIPE Subscription Agreement and the Closing PIPE Subscription Agreements.

“Tau Capital” means Tau Capital Holding — Sole Proprietorship LLC.

“Trading Day” means any day on which PubCo Ordinary Shares are actually traded on the principal securities exchange or securities market on which PubCo Ordinary Shares are then traded.

“Treasury Regulations” means the regulations (including temporary and proposed) promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Triggering Event” means either Triggering Event I, Triggering Event II, Triggering Event III or Triggering Event IV.

“Triggering Event I” shall occur if, on or prior to the quarter ending December 31, 2027, the Revenue Run Rate equals or exceeds $80,000,000.

“Triggering Event II” shall occur if, on or prior to the quarter ending December 31, 2027, the EBITDA Run Rate equals or exceeds $30,000,000.

“Triggering Event III” shall occur if, on or prior to the quarter ending June 30, 2028, (a) the Revenue Run Rate equals or exceeds $160,000,000 and (b) the EBITDA Run Rate equals or exceeds $70,000,000.

“Triggering Event IV” shall occur if, within the Earnout Period, the Ordinary Share Price is greater than or equal to $20.00, subject to Equitable Adjustment.

“Trust Account” means the trust account established by Inflection Point for the benefit of its Public Shareholders and the underwriters of its IPO with the proceeds from the IPO and certain proceeds from the sale of the Private Placement Units, pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of April 24, 2025, as it may be amended (including to accommodate the First Merger), by and between Inflection Point and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company, a New York corporation, in its capacity as trustee under the Trust Agreement.

“Updated Fairness Opinion” means the written opinion delivered by Newbridge Securities Corporation (“Newbridge”) to the Inflection Point Board on June 1, 2026, attached to the proxy statement/prospectus as Annex G.

“Updated Projections” means the revised financial projections prepared by Air Water’s management in connection with the proposed Business Combination Agreement in April 2026.

“USD” as well as “U.S. Dollar” means United States Dollar.

“USDA” means the U.S. Department of Agriculture.

“Warrant Equitable Adjustment” means, in the event that the number of outstanding PubCo Ordinary Shares, as applicable, shall have been changed into a different number of shares or a different class by reason of any reclassification, subdivision, consolidation, reorganization, recapitalization, combination, exchange of shares, readjustment, or other similar transaction, or a share dividend or share distribution has been effectuated, an equitable adjustment as necessary to provide the holders of PubCo Ordinary Shares with the same economic effect as is contemplated by the PubCo Series A Investor Warrant prior to such event.

QUESTIONS AND ANSWERS FOR SHAREHOLDERS OF INFLECTION POINT

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting, including with respect to the Business Combination. The following questions and answers do not include all the information that is important to Inflection Point’s shareholders. Inflection Point urges shareholders to read this proxy statement/prospectus, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the Business Combination and the voting procedures for the extraordinary general meeting, which will be held at a.m., Eastern Time, on [            ], at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast at https://www.cstproxy.com/inflectionpointacquisitioniii/2026. To participate in the extraordinary general meeting online, visit and enter the 12-digit control number included on your proxy card. If you hold your shares through a bank, broker or other nominee, you will need to take additional steps to participate in the extraordinary general meeting, as described in this proxy statement/prospectus.

Q.     Why am I receiving this proxy statement/prospectus?

A.     You are receiving this proxy statement/prospectus because Inflection Point Shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Business Combination Agreement and approve the Business Combination.

The Business Combination Agreement provides that, among other things, in the First Merger, Inflection Point will merge with and into PubCo and PubCo shall continue as the surviving company, and one Business Day after the date of the First Merger Effective Time, in the Second Merger, Air Water will merge with and into Merger Sub, as a result of which the separate corporate existence of Air Water shall cease and Air Water OpCo shall continue as the surviving company and a wholly owned direct subsidiary of PubCo, resulting in a combined company whereby PubCo will own Air Water OpCo and substantially all of the assets and the business of the combined company will be held and operated by Air Water OpCo and its subsidiaries, as more fully described elsewhere in this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal” for more detail.

A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A-1, as amended by Annex A-2 and Annex A-3, which is incorporated by reference into this proxy statement/prospectus, and you are encouraged to read it in its entirety.

In connection with the completion of the Business Combination, Inflection Point will provide its Public Shareholders the opportunity to redeem their Public Shares on the terms and conditions set forth in the Business Combination Agreement and the Inflection Point Organizational Documents.

THE VOTE OF INFLECTION POINT SHAREHOLDERS IS IMPORTANT. INFLECTION POINT SHAREHOLDERS ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE ANNEXES AND THE ACCOMPANYING FINANCIAL STATEMENTS OF INFLECTION POINT, AIR WATER AND PUBCO, CAREFULLY AND IN ITS ENTIRETY.

Q.     What proposals are shareholders of Inflection Point being asked to vote upon?

A.     At the extraordinary general meeting, Inflection Point is asking holders of Inflection Point Ordinary Shares to consider and vote upon:

•        The Business Combination Proposal;

•        The Merger Proposal;

•        The Advisory Organizational Document Proposals; and

•        The Adjournment Proposal, if presented.

If Inflection Point’s shareholders do not approve each of the Business Combination Proposal and the Merger Proposal, then the Business Combination Agreement could be terminated and the Business Combination may not be consummated. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal” and “Proposal No. 2 — The Merger Proposal”.

Inflection Point will hold the extraordinary general meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the extraordinary general meeting. Shareholders of Inflection Point should read it carefully.

After careful consideration, the Inflection Point Board, including the independent directors, has unanimously determined that each of (a) the Business Combination Proposal, (b) the Merger Proposal, (c) the Advisory Organizational Document Proposals and (d) the Adjournment Proposal, if presented, are in the best interests of Inflection Point and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Inflection Point’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion of these considerations.

Q.     Are the proposals conditioned on one another?

A.     Yes. The Business Combination is conditioned on the approval of each of the Business Combination Proposal and the Merger Proposal at the extraordinary general meeting. The Business Combination Proposal and the Merger Proposal are each cross-conditioned on the approval of the other. The Advisory Organizational Document Proposals and the Adjournment Proposal are not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

Q.     Why is Inflection Point proposing the Business Combination?

A.     Inflection Point was incorporated to effect a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination, with one or more businesses or entities.

Air Water UK is a private company formed under the laws of England and Wales on October 25, 2022. Air Water Ventures Holdings Limited is a Cayman Islands exempted company formed in 2025. Air Water is a company whose mission is to become the most sustainable source of water in the world. Air Water builds, owns and operates water farms and bottling plants where it packages and sells finished beverage products to a marquee list of hotels, real estate developers, events venues and sports teams. Based on Inflection Point’s due diligence investigations of Air Water and the industry in which it operates, including the financial and other information provided by Air Water in the course of Inflection Point’s due diligence investigations, the Inflection Point Board believes that the Business Combination with Air Water is in the best interests of Inflection Point and its shareholders. However, there is no assurance of this. See “Proposal No. 1 — The Business Combination Proposal — The Inflection Point Board’s Reasons for the Approval of the Business Combination” of this proxy statement/prospectus for additional information.

Although the Inflection Point Board believes that the Business Combination with Air Water presents a unique business combination opportunity and is in the best interests of Inflection Point and its shareholders, the Inflection Point Board did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the section entitled “Proposal No. 1 — The Business Combination Proposal — The Inflection Point Board’s Reasons for the Approval of the Business Combination” of this proxy statement/prospectus as well as in the section of this proxy statement/prospectus entitled “Risk Factors — Risks Related to Our Business and Our Industry”.

Q.     What will happen in the Business Combination?

A.     The Business Combination is structured as follows:

One day prior to the date of the First Merger Effective Time:

(i)     each then-issued and outstanding Inflection Point Unit shall be automatically detached into one Inflection Point Class A Ordinary Share and one Inflection Point Right;

(ii)    each Inflection Point Class B Ordinary Share that is issued and outstanding at such time shall be automatically converted into one Inflection Point Class A Ordinary Share; and

(iii)   each Inflection Point Right that is issued and outstanding at such time shall be automatically converted into one-tenth of one Inflection Point Class A Ordinary Share (provided, that if a holder of Inflection Point Rights would be entitled to receive a fraction of an Inflection Point Class A Ordinary Share upon the Rights Conversion, the number of Inflection Point Class A Ordinary Shares issued to such holder upon the Rights Conversion will be rounded down to the nearest whole number of Inflection Point Class A Ordinary Shares without cash settlement for such rounded fraction).

At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of any party or the holders of securities of Inflection Point or PubCo:

(i)     each Inflection Point Class A Ordinary Share (other than any Excluded Shares, Inflection Point Dissenting Shares and Redeeming Shares) that is issued and outstanding immediately prior to the First Merger Effective Time shall be converted into the right to receive one PubCo Ordinary Share;

(ii)    each Excluded Share that is issued and outstanding immediately prior to the First Merger Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, without any conversion thereof, and no consideration shall be paid with respect thereto;

(iii)   each Redeeming Share shall automatically be cancelled and shall cease to exist, and each holder of such Redeeming Shares shall thereafter cease to have any rights with respect to such securities except the right to be paid the Redemption Price in accordance with the Inflection Point Organizational Documents;

(iv)   each Inflection Point Dissenting Share shall automatically be cancelled by virtue of the First Merger and shall cease to exist and the holder of such Inflection Point Dissenting Share shall thereafter cease to have any rights with respect to such Inflection Point Dissenting Share, but instead shall be entitled to the right to be paid the fair value of such Inflection Point Dissenting Share and such other rights as are granted by Section 238 of the Companies Act; and

(v)    each PubCo Ordinary Share that is issued and outstanding immediately prior to the First Merger Effective Time (excluding, for the avoidance of doubt, any PubCo Ordinary Shares issued at the First Merger Effective Time in connection with the First Merger) shall be irrevocably surrendered to PubCo for cancellation and for consideration equal to the subscription price (if any) that was paid for such PubCo Ordinary Share.

At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of any party of the holders of securities of the Company or PubCo:

(i)     each Company Ordinary Share that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into the right to receive a number of PubCo Ordinary Shares equal to the Exchange Ratio;

(ii)    each Company Series A Preferred Share that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into the right to receive a number of PubCo Series A Preferred Shares equal to (x) the aggregate Accrued Value attributable to such Company Series A Preferred Share divided by (y) $1,000;

(iii)   each Company Warrant that is issued and outstanding immediately prior to the Second Merger Effective Time that was issued pursuant to a Pre-Funded PIPE Subscription Agreement or Subscription Agreement will be converted into the right to receive a PubCo Series A Investor Warrant exercisable for a number of

PubCo Ordinary Shares equal to (x) the number of Company Ordinary Shares issuable upon conversion of the holder’s Company Series A Preferred Shares upon a hypothetical conversion of such Company Series A Preferred Shares immediately prior to the Second Merger multiplied by (y) the Exchange Ratio;

(iv)   each Company Warrant that is issued and outstanding immediately prior to the Second Merger Effective Time which was not issued pursuant to a Pre-Funded PIPE Subscription Agreement or Subscription Agreement will be converted into the right to receive a PubCo Series A Investor Warrant exercisable for a number of PubCo Ordinary Shares equal to the number of Company Ordinary Shares issuable upon a hypothetical conversion of such Company Warrant as of immediately prior to the Second Merger;

(v)    each Company RSU that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into the right to receive a PubCo RSU on the same terms and conditions (including applicable vesting, settlement and termination provisions) as are in effect with respect to each such award of Company RSUs; provided, that each award of PubCo RSUs will be subject to the number of PubCo Ordinary Shares equal to the product of (x) the number of whole Company Ordinary Shares that were subject to such award of Company RSUs (with any fractional share otherwise resulting rounded down to the nearest whole share) immediately prior to the Second Merger Effective Time, multiplied by (y) the Exchange Ratio;

(vi)   each Company PSU that is issued and outstanding and unvested immediately prior to the Second Merger Effective Time shall be assumed and converted into the right to receive a PubCo PSU on the same terms and conditions (including applicable performance vesting criteria and other applicable settlement and termination provisions) as are in effect with respect to each such award of Company PSUs immediately prior to the Second Merger Effective Time; provided, that each award of Company PSUs will be subject to a number of PubCo Ordinary Shares, determined based on the pro-rata portion of Earnout Shares attributable to such holder’s Company RSUs, subject to achievement of the applicable Triggering Event (with any fractional share otherwise resulting rounded down to the nearest whole share); and

(vii)  each Merger Sub Share that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share of Air Water OpCo.

The “Exchange Ratio” will be equal to the Aggregate Base Consideration divided by the total number of Company Ordinary Shares (including the Company Ordinary Shares underlying the Company RSUs) issued and outstanding immediately prior to the Second Merger Effective Time.

Each PubCo Series A Preferred Share that is issued in exchange for Company Series A Preferred Shares in the Business Combination will remain issued and outstanding after consummation of the Business Combination and will be convertible, at any time and from time to time, into a certain number of PubCo Ordinary Shares at the option of the holder of the PubCo Series A Preferred Share, as further specified in the PubCo A&R Articles. See “Description of PubCo Securities — Conversion of PubCo Preference Shares” of this proxy statement/prospectus for additional information.

In addition, following the Second Merger Effective Time, PubCo will issue to Eligible Company Equityholders and the PSU Holders up to 20,000,000 additional Earnout Shares in four tranches of 5,000,000, respectively, if:

•        (i) on or prior to the quarter ending December 31, 2027, the Revenue Run Rate equals or exceeds $80,000,000;

•        on or prior to the quarter ending December 31, 2027, the EBITDA Run Rate equals or exceeds $30,000,000;

•        on or prior to the quarter ending June 30, 2028, (a) the Revenue Run Rate equals or exceeds $160,000,000 and (b) the EBITDA Run Rate equals or exceeds $70,000,000; and

•        within the Earnout Period, the Ordinary Share Price is greater than or equal to $20.00, in each case subject to Equitable Adjustments.

Q.     What are the reasons for the structure and timing of the Business Combination?

A.     Inflection Point was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses or entities. Following the completion of Inflection Point’s IPO, the Sponsor and management team conducted an expansive search process informed by the investing, operating, and transaction experience of the Inflection Point platform. From the time of Inflection Point’s IPO, through June 8, 2025 when Inflection Point entered into a letter of intent with Air Water, the team reviewed a number of acquisition opportunities, executed four non-disclosure agreements, and delivered two initial draft letters of intent, including the proposal to Air Water. Inflection Point ultimately determined not to proceed with the other potential acquisition opportunities based on, among other factors, the fact that Inflection Point did not believe it could, or could not, come to an agreement with the other counterparties on the economic terms for a potential transaction. Following extensive due diligence conducted by Inflection Point’s management and its advisors, and following detailed discussions with Air Water, Inflection Point concluded that Air Water represented a uniquely compelling opportunity for Inflection Point and its shareholders.

In connection with the transactions contemplated by the Business Combination Agreement, on July 25, 2025 Air Water UK entered into the Pre-Signing PIPE Agreement, with IPF, pursuant to which, among other things, IPF subscribed for and purchased 607 Air Water UK Series A Shares, for aggregate consideration of approximately $4 million. The proceeds from such Subscription Agreement were used by Air Water UK to complete the repurchase of certain shares from Mr. Alexander David Guy, Ms. Kirsty Guy (Mr. Guy’s spouse), AKP AG (a company affiliated with Mr. Guy) and Mr. Robert Bain, as further described in the section entitled “Related Party Transactions — Air Water Relationships and Related Party Transactions — Share Repurchase Agreements”. Subsequently, on August 17, 2025, the shareholders of Air Water UK (including IPF) exchanged 100% of their shares in Air Water UK for an allotment of shares in the Company as part of an internal reorganization.

On August 25, 2025, Air Water entered into the Pre-Funded PIPE Subscription Agreement with the Pre-Funded PIPE Investors, pursuant to which Air Water sold Company Series A1 Preferred Shares and Company Warrants for aggregate consideration of approximately $28.5 million in the Pre-Funded PIPE Investment.

In addition, on August 25, 2025, Air Water entered into the Closing PIPE Subscription Agreements pursuant to which Air Water agreed to sell Company Series A Preferred Shares and Company Warrants for aggregate consideration of approximately $31 million in the Closing PIPE Investment.

On March 19, 2026, the Company entered into (i) Pre-Funded PIPE Subscription Agreement with Tau Capital pursuant to which Tau Capital purchased Company Series A Preferred Shares and Company Warrants for aggregate consideration of $5.0 million and (ii) the Closing PIPE Subscription Agreements with additional Closing PIPE Investors, pursuant to which Air Water agreed to sell Company Series A Preferred Shares and Company Warrants for aggregate consideration of approximately $15.0 million. Further, on May 25, 2026 and June 5, 2026, the Company entered into additional Pre-Funded PIPE Subscription Agreements pursuant to which a certain PIPE Investor and IPF agreed to purchase $7.5 million and $5.0 million, respectively, of Company Series A Preferred Shares and Company Warrants.

As of July 2, 2026, the Company has received, or will receive, a total of $96.0 million in committed proceeds from PIPE Investors in the PIPE Investment, consisting of (i) $4.0 million received from the Pre-Signing PIPE Investment, (ii) $46.0 million received from the Pre-Funded PIPE Investment and (iii) $46.0 million to be received from the Closing PIPE Investment. The Closing PIPE Investment includes $1.0 million of fixed return payable under a facility agreement entered into between Air Water UK and a Closing PIPE Investor that will be converted into PubCo Series A Investor Warrants at closing of the Business Combination.

As contemplated by the Business Combination Agreement, the structure and timing of the Business Combination, the Pre-Funded PIPE Investment and the Closing PIPE Investment are consistent with common practice in initial business combination transactions consummated by special purpose acquisition companies. In addition, the timing for the consummation of the Business Combination provided for in the Business Combination Agreement, the Pre-Funded PIPE Subscription Agreements and the Closing PIPE Subscription Agreements, which was effectively as soon as reasonably practicable following the execution of the Business Combination Agreement, was determined and agreed by the parties in light of general business considerations weighing in favor of consummating the transaction promptly.

Inflection Point and Air Water pursued the Pre-Funded PIPE Investment and Closing PIPE Investment in order to provide additional capital to fund Air Water’s operations, research and development, and administration both before and after the Business Combination.

For more information, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination”.

Q.     What equity stake will current Inflection Point shareholders and Air Water shareholders hold in PubCo immediately after the consummation of the Business Combination?

A.     Upon consummation of the Business Combination, the post-Closing share ownership of PubCo under (1) the No Redemptions Scenario, (2) the 25% Redemptions Scenario, (3) the 50% Redemptions Scenario, (4) the 75% Redemptions Scenario and (5) the Maximum Redemptions Scenario, excluding the dilutive effect of PubCo Series A Preferred Shares, PubCo Series A Investor Warrants and Earnout Shares is expected to be as follows:

	Pro Forma Ownership
	No Redemptions		25% Redemptions		50% Redemptions		75% Redemptions		Maximum Redemptions
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Air Water Shareholders	19,474,200	34.5%	19,474,200	38.8%	19,474,200	44.3%	19,474,200	51.8%	19,474,200	62.3%
Inflection Point Public Shareholders(1)	27,830,000	49.2%	21,505,000	42.8%	15,180,000	34.6%	8,855,000	23.6%	2,530,000	8.1%
Inflection Point Sponsor’s Founder Shares	8,433,333	14.9%	8,433,333	16.8%	8,433,333	19.2%	8,433,333	22.4%	8,433,333	27.0%
Private Placement Shares(2)	814,000	1.4%	814,000	1.6%	814,000	1.9%	814,000	2.2%	814,000	2.6%
Total	56,551,533	100.0%	50,226,533	100.0%	43,901,533	100.0%	37,576,533	100.0%	31,251,533	100.0%

Potential sources of dilution(3):

Closing PIPE Investor Series A Preferred Shares	4,274,510	7.6%	4,274,510	8.5%	4,274,510	9.7%	4,274,510	11.4%	4,274,510	13.7%
Pre-Funded PIPE Investor Series A Preferred Shares	5,498,121	9.7%	5,498,121	10.9%	5,498,121	12.5%	5,498,121	14.6%	5,498,121	17.6%
Closing PIPE Investor Series A Investor Warrants	4,274,510	7.6%	4,274,510	8.5%	4,274,510	9.7%	4,274,510	11.4%	4,274,510	13.7%
Pre-Funded PIPE Investor Series A Investor Warrants	7,866,356	13.9%	7,866,356	15.7%	7,866,356	17.9%	7,866,356	20.9%	7,866,356	25.2%
Pre-Funded PIPE investor Earnout Shares	7,789,393	13.8%	7,789,393	15.5%	7,789,393	17.7%	7,789,393	20.7%	7,789,393	24.9%
Air Water Shareholder Earnout Shares	12,210,607	21.6%	12,210,607	24.3%	12,210,607	27.8%	12,210,607	32.5%	12,210,607	39.1%

____________

(1)      The shares presented include the conversion of 25,300,000 Inflection Point Public Rights into 2,530,000 PubCo Ordinary Shares.

(2)      The shares presented reflect the conversion of (i) 500,000 Inflection Point Private Placement Shares into 500,000 PubCo Ordinary Shares and 500,000 Inflection Point Private Placement Rights into 50,000 PubCo Ordinary Shares owned by the Sponsor and (ii) 240,000 Inflection Point Private Placement Shares into 240,000 PubCo Ordinary Shares and 240,000 Inflection Point Private Placement Rights into 24,000 PubCo Ordinary Shares owned by Cantor.

(3)      The dilutive effect of each potential source of dilution is illustrated by a percentage calculated by dividing the approximate number of shares issuable pursuant to such source of dilution by the total number of shares outstanding (excluding the dilutive effect of PubCo Series A Investor Warrants and Earnout Shares) in the applicable redemption scenario in the table immediately above.

The following table illustrates the potential dilutive effect of PubCo Series A Preferred Shares, excluding the PubCo Series A Investor Warrants and the Earnout Shares (in all scenarios) assuming all PubCo Series A Preferred Shares are converted:

	Pro Forma Ownership
	No Redemptions		25% Redemptions		50% Redemptions		75% Redemptions		Maximum Redemptions
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Air Water Shareholders	19,474,200	29.4%	19,474,200	32.4%	19,474,200	36.3%	19,474,200	41.2%	19,474,200	47.4%
Inflection Point Public Shareholders(1)	27,830,000	42.0%	21,505,000	35.8%	15,180,000	28.3%	8,855,000	18.7%	2,530,000	6.2%
Inflection Point Sponsor’s Founder Shares	8,433,333	12.7%	8,433,333	14.1%	8,433,333	15.7%	8,433,333	17.8%	8,433,333	20.6%
Private Placement Shares(2)	814,000	1.2%	814,000	1.4%	814,000	1.5%	814,000	1.7%	814,000	2.0%
Closing PIPE Investor Series A Preferred Shares(3)	4,274,510	6.4%	4,274,510	7.1%	4,274,510	8.0%	4,274,510	9.0%	4,274,510	10.4%
Pre-Funded PIPE Investor Series A Preferred Shares(4)	5,498,121	8.3%	5,498,121	9.2%	5,498,121	10.2%	5,498,121	11.6%	5,498,121	13.4%
Total	66,324,164	100.0%	59,999,164	100.0%	53,674,164	100.0%	47,349,164	100.0%	41,024,164	100.0%

____________

(1)      The shares presented include the conversion of 25,300,000 Inflection Point Public Rights into 2,530,000 PubCo Ordinary Shares.

(2)      The shares presented reflect the conversion of (i) 500,000 Inflection Point Private Placement Shares into 500,000 PubCo Ordinary Shares and 500,000 Inflection Point Private Placement Rights into 50,000 PubCo Ordinary Shares owned by the Sponsor and (ii) 240,000 Inflection Point Private Placement Shares into 240,000 PubCo Ordinary Shares and 240,000 Inflection Point Private Placement Rights into 24,000 PubCo Ordinary Shares owned by Cantor.

(3)      The shares presented reflect 4,274,510 PubCo Ordinary Shares issuable upon conversion of PubCo Series A Preferred Shares, taking into account accrued dividends through August 25, 2026 and assuming such PubCo Series A Preferred Shares are converted at the initial $12.00 conversion price; the number of PubCo Series A Preferred Shares, and the number of underlying PubCo Ordinary Shares, will increase due to additional accrued dividends after such date.

(4)      The shares presented reflect 5,498,121 PubCo Ordinary Shares issuable upon conversion of PubCo Series A Preferred Shares, assuming such PubCo Series A Preferred Shares are converted at the initial $12.00 conversion price; the number of PubCo Series A Preferred Shares, and the number of underlying PubCo Ordinary Shares, will increase due to accrued dividends.

The following table illustrates the potential dilutive effect of PubCo Series A Preferred Shares and PubCo Series A Investor Warrants, excluding the Earnout Shares (in all scenarios) assuming all (i) all PubCo Series A Preferred Shares are converted and (ii) PubCo Series A Investor Warrants are exercised:

	Pro Forma Ownership
	No Redemptions		25% Redemptions		50% Redemptions		75% Redemptions		Maximum Redemptions
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Air Water Shareholders	19,474,200	25.0%	19,474,200	27.1%	19,474,200	29.5%	19,474,200	32.7%	19,474,200	36.7%
Inflection Point Public Shareholders(1)	27,830,000	35.5%	21,505,000	29.8%	15,180,000	23.1%	8,855,000	14.9%	2,530,000	4.8%
Inflection Point Sponsor’s Founder Shares	8,433,333	10.7%	8,433,333	11.7%	8,433,333	12.8%	8,433,333	14.2%	8,433,333	15.9%
Private Placement Shares(2)	814,000	1.0%	814,000	1.1%	814,000	1.2%	814,000	1.4%	814,000	1.5%
Closing PIPE Investor Series A Preferred Shares (3)	4,274,510	5.4%	4,274,510	5.9%	4,274,510	6.5%	4,274,510	7.2%	4,274,510	8.0%
Pre-Funded PIPE Investor Series A Preferred Shares(4)	5,498,121	7.0%	5,498,121	7.6%	5,498,121	8.4%	5,498,121	9.2%	5,498,121	10.3%
Closing PIPE Investor Series A Investor Warrants(5)	4,274,510	5.4%	4,274,510	5.9%	4,274,510	6.5%	4,274,510	7.2%	4,274,510	8.0%
Pre-Funded PIPE Investor Series A Investor Warrants(6)	7,866,356	10.0%	7,866,356	10.9%	7,866,356	12.0%	7,866,356	13.2%	7,866,356	14.8%
Total	78,465,030	100.0%	72,140,030	100.0%	65,815,030	100.0%	59,490,030	100.0%	53,165,030	100.0%

____________

(1)      The shares presented include the conversion of 25,300,000 Inflection Point Public Rights into 2,530,000 PubCo Ordinary Shares.

(2)      The shares presented reflect the conversion of (i) 500,000 Inflection Point Private Placement Shares into 500,000 PubCo Ordinary Shares and 500,000 Inflection Point Private Placement Rights into 50,000 PubCo Ordinary Shares owned by the Sponsor and (ii) 240,000 Inflection Point Private Placement Shares into 240,000 PubCo Ordinary Shares and 240,000 Inflection Point Private Placement Rights into 24,000 PubCo Ordinary Shares owned by Cantor.

(3)      The shares presented reflect 4,274,510 PubCo Ordinary Shares issuable upon conversion of PubCo Series A Preferred Shares, taking into account accrued dividends through August 25, 2026 and assuming such PubCo Series A Preferred Shares are converted at the initial $12.00 conversion price; the number of PubCo Series A Preferred Shares, and the number of underlying PubCo Ordinary Shares, will increase due to additional accrued dividends after such date.

(4)      The shares presented reflect 5,498,121 PubCo Ordinary Shares issuable upon conversion of PubCo Series A Preferred Shares, assuming such PubCo Series A Preferred Shares are converted at the initial $12.00 conversion price; the number of PubCo Series A Preferred Shares, and the number of underlying PubCo Ordinary Shares, will increase due to accrued dividends.

(5)      The shares presented reflect 4,274,510 PubCo Ordinary Shares issuable upon exercise of PubCo Series A Investor Warrants.

(6)      The shares presented reflect 7,866,356 PubCo Ordinary Shares issuable upon exercise of PubCo Series A Investor Warrants, taking into account accrued dividends on the Company Series A Preferred Shares issued in the Pre-Funded PIPE Investment through August 25, 2026 and assuming such PubCo Series A Investor Warrants are exercised at the initial $12.00 exercise price; the number of underlying PubCo Ordinary Shares may increase prior to Closing due to additional accrued dividends after such date.

The following table illustrates the potential dilutive effect of PubCo Series A Preferred Shares, PubCo Series A Investor Warrants, and Earnout Shares (in all scenarios) assuming (i) all PubCo Series A Preferred Shares are converted, (ii) all PubCo Series A Investor Warrants are exercised, and (iii) all Earnout Shares are vested:

	Pro Forma Ownership
	No Redemptions		25% Redemptions		50% Redemptions		75% Redemptions		Maximum Redemptions
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Air Water Shareholders	19,474,200	19.8%	19,474,200	21.1%	19,474,200	22.7%	19,474,200	24.5%	19,474,200	26.7%
Inflection Point Public Shareholders(1)	27,830,000	28.3%	21,505,000	23.3%	15,180,000	17.7%	8,855,000	11.1%	2,530,000	3.5%
Inflection Point Sponsor’s Founder Shares	8,433,333	8.6%	8,433,333	9.2%	8,433,333	9.8%	8,433,333	10.6%	8,433,333	11.5%
Private Placement Shares(2)	814,000	0.8%	814,000	0.9%	814,000	0.9%	814,000	1.0%	814,000	1.1%
Closing PIPE Investor Series A Preferred Shares(3)	4,274,510	4.3%	4,274,510	4.6%	4,274,510	5.0%	4,274,510	5.4%	4,274,510	5.8%
Pre-Funded PIPE Investor Series A Preferred Shares(4)	5,498,121	5.6%	5,498,121	6.0%	5,498,121	6.4%	5,498,121	6.9%	5,498,121	7.5%
Closing PIPE Investor Series A Investor Warrants(5)	4,274,510	4.3%	4,274,510	4.6%	4,274,510	5.0%	4,274,510	5.4%	4,274,510	5.8%
Pre-Funded PIPE Investor Series A Investor Warrants(6)	7,866,356	8.0%	7,866,356	8.5%	7,866,356	9.2%	7,866,356	9.9%	7,866,356	10.8%
Pre-Funded PIPE investor Earnout Shares(7)	7,789,393	7.9%	7,789,393	8.5%	7,789,393	9.1%	7,789,393	9.8%	7,789,393	10.6%
Air Water Shareholder Earnout Shares(8)	12,210,607	12.4%	12,210,607	13.3%	12,210,607	14.2%	12,210,607	15.4%	12,210,607	16.7%
Total	98,465,030	100.0%	92,140,030	100.0%	85,815,030	100.0%	79,490,030	100.0%	73,165,030	100.0%

____________

(1)      The shares presented include the conversion of 25,300,000 Inflection Point Public Rights into 2,530,000 PubCo Ordinary Shares.

(2)      The shares presented reflect the conversion of (i) 500,000 Inflection Point Private Placement Shares into 500,000 PubCo Ordinary Shares and 500,000 Inflection Point Private Placement Rights into 50,000 PubCo Ordinary Shares owned by the Sponsor and (ii) 240,000 Inflection Point Private Placement Shares into 240,000 PubCo Ordinary Shares and 240,000 Inflection Point Private Placement Rights into 24,000 PubCo Ordinary Shares owned by Cantor.

(3)      The shares presented reflect 4,274,510 PubCo Ordinary Shares issuable upon conversion of PubCo Series A Preferred Shares, taking into account accrued dividends through August 25, 2026 and assuming such PubCo Series A Preferred Shares are converted at the initial $12.00 conversion price; the number of PubCo Series A Preferred Shares, and the number of underlying PubCo Ordinary Shares, will increase due to additional accrued dividends after such date.

(4)      The shares presented reflect 5,498,121 PubCo Ordinary Shares issuable upon conversion of PubCo Series A Preferred Shares, assuming such PubCo Series A Preferred Shares are converted at the initial $12.00 conversion price; the number of PubCo Series A Preferred Shares, and the number of underlying PubCo Ordinary Shares, will increase due to accrued dividends.

(5)      The shares presented reflect 4,274,510 PubCo Ordinary Shares issuable upon exercise of PubCo Series A Investor Warrants.

(6)      The shares presented reflect 7,866,356 PubCo Ordinary Shares issuable upon exercise of PubCo Series A Investor Warrants, taking into account accrued dividends on the Company Series A Preferred Shares issued in the Pre-Funded PIPE Investment through August 25, 2026 and assuming such PubCo Series A Investor Warrants are exercised at the initial $12.00 exercise price; the number of underlying PubCo Ordinary Shares may increase prior to Closing due to additional accrued dividends after such date.

(7)      The shares presented reflect 7,789,393 Earnout Shares issuable to Pre-Funded PIPE Investors, upon satisfaction of certain conditions set forth in the Merger Agreement.

(8)      The shares presented reflect 12,210,607 Earnout Shares issuable to Air Water shareholders (excluding Pre-funded PIPE Investors), upon satisfaction of certain conditions set forth in the Merger Agreement.

Q.     What is the effective purchase price attributed to PubCo Ordinary Shares to be received by the Public Shareholders, the Sponsor, and the Air Water shareholders at Closing?

A.     Pursuant to the Business Combination Agreement, Public Shareholders who do not redeem their Public Shares will receive one PubCo Ordinary Share for each Inflection Point Class A Ordinary Share held by them immediately prior to the First Merger. While Inflection Point cannot be certain of the price such Public Shareholders paid for their Public Shares, assuming they purchased their Public Shares for $10.00 per share, which was the price of the Inflection Point Units sold in Inflection Point’s IPO, the effective purchase price paid per share of PubCo Ordinary Shares issued to each Public Shareholder at Closing would be $10.00. In connection with Inflection Point’s IPO, the Sponsor paid an aggregate of $25,000 for the Founder Shares, or approximately $0.003 per share. In connection with the Business Combination, an aggregate of 8,433,333 Founder Shares held by the Sponsor will be voluntarily converted on a one-for-one basis into Inflection Point Class A Ordinary Shares immediately prior to the First Merger, which will then automatically convert at the First Merger Effective Time into an equal number of PubCo Ordinary Shares, valued at the Redemption Price, which is the assumed per share price used in the Business Combination pursuant to the Business Combination Agreement. The Sponsor also purchased 500,000 Private Placement Units at a price of $10.00 per unit in a private placement that occurred simultaneously with the closing of the Inflection Point IPO; one day prior to the First Merger Effective Time, such Private Placement Units will automatically detach into 500,000 Private Placement Shares and 500,000 Inflection Point Rights; such Private Placement Shares and Inflection Point Rights will automatically convert at the First Merger Effective Time into 550,000 PubCo Ordinary Shares, valued at the Redemption Price, which is the assumed per share price used in the Business Combination pursuant to the Business Combination Agreement. As a result of the low price the Sponsor paid for the Founder Shares, the Sponsor may realize a positive rate of return on its investment in the Founder Shares even if the market price per share of PubCo Ordinary Shares is below $10.00 per share after Closing, in which case the Public Shareholders may experience a negative rate of return on their investment. Based on the closing price of $10.33 per Inflection Point Class A Ordinary Share on July 1, 2026, the Sponsor may receive potential profits of approximately $10.33 per Founder Share, and accordingly may make a substantial profit on its investment in the Founder Shares at a time when PubCo Ordinary Shares may have lost significant value. On the other hand, if Inflection Point liquidates without completing a business combination during the completion window, the Sponsor will lose its investment in Inflection Point.

For information about conflicts of interest with respect to the Sponsor, see “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination”. For information about the compensation of the Sponsor and Inflection Point’s officers and directors, see “Information About Inflection Point — Executive and Director Compensation”. For information about the securities owned by the Sponsor, see “Beneficial Ownership of PubCo” and “Inflection Point Relationships and Related Party Transactions”.

Q.     Who is the Sponsor?

A.     Inflection Point Holdings III LLC, a Delaware limited liability company, which is referred to in this proxy statement/prospectus as the “Sponsor”, was formed prior to the IPO for the purpose of acting as the sponsor of Inflection Point. Other than its investment in Inflection Point and its work on behalf of Inflection Point, the Sponsor is not engaged in any business. The Sponsor made an initial investment of $25,000, or approximately $0.004 per share, on February 5, 2024, to cover certain pre-IPO expenses, in exchange for the issuance of 5,750,000 Founder Shares. Subsequently on October 10, 2024, Inflection Point effected a share capitalization of 1,916,667 Inflection Point Class B Ordinary Shares, as a result of which the Sponsor owned 7,666,667 Founder Shares for which it paid approximately $0.003 per share. On November 18, 2024, Inflection Point effected a share capitalization of 766,666 Inflection Point Class B Ordinary Shares, as a result of which the Sponsor owned 8,433,333 Founder Shares for which it paid approximately $0.003 per share. The Sponsor also holds 500,000 Private Placement Units. The Sponsor is controlled by its manager, IPAM. Michael Blitzer, Inflection Point’s Chairman and Chief Executive Officer, is the Chief Investment Officer of IPAM and therefore controls Inflection Point Asset Management LLC and the Sponsor. IPF has an economic interest in (i) 4,256,885, or approximately 50.5%, of the Founder Shares held by the Sponsor and (ii) 354,500, or 70.9%, of the Private Placement Units held by the Sponsor. Mr. Blitzer and Kevin Shannon, Inflection Point’s Chief Operating Officer, are affiliates of IPF and have economic interests in IPF, including performance allocations, management fees and as limited partners. Each other director and officer of Inflection Point has economic interests in the Founder Shares and/or Private Placement Units held by the Sponsor, including in some cases, as limited partners of IPF. No other person has a direct or indirect material interest in the Sponsor. Mr. Blitzer has an economic interest in 2,535,066, or approximately 30.1%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares, for which he paid $7,515. Mr. Shannon has an economic interest in 691,382, or approximately 8.2%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares, for which he paid $2,050.

In January 2021, members of Inflection Point’s management team founded Inflection Point Acquisition Corp. (“IPAX”), a special purpose acquisition company formed for substantially similar purposes as Inflection Point. IPAX completed its initial public offering in September 2021, in which it sold 32,975,000 units, each consisting of one IPAX Class A ordinary share and one-half of one warrant to purchase one IPAX Class A ordinary share, for an offering price of $10.00 per unit, generating aggregate proceeds of $329,750,000. On September 16, 2022, IPAX announced its business combination with Intuitive Machines (“LUNR”), a diversified space exploration, infrastructure, and services company with marquee contracts supporting NASA’s $93 billion Artemis program. Prior to the extraordinary general meeting of IPAX shareholders to approve the business combination with LUNR, holders of 27,481,818 IPAX Class A ordinary shares, or 83.34% of the outstanding IPAX Class A ordinary shares and 89.37% of the outstanding IPAX Class A ordinary shares not held by affiliates of IPAX, exercised their right to redeem those shares for cash at a price of approximately $10.1843 per share, for an aggregate of approximately $279.9 million. The transaction with LUNR closed on February 13, 2023, and began trading on Nasdaq on February 14, 2023 under the ticker “LUNR”. Mr. Blitzer and Mr. Shannon believe LUNR represented a high-quality, public-ready company with a history of significant revenue growth and believes the deal’s valuation was attractive and the significant $50 million capital commitment from an affiliate of the sponsor supporting the transaction was a main differentiator. IPAX supported the transaction with extensive due diligence, significant investor outreach, and comprehensive planning, including a detailed media plan and retaining due diligence and capital markets advisors.

LUNR’s shares of Class A common stock are and its warrants were listed on Nasdaq under the symbols “LUNR” and “LUNRW”, respectively. On July 1, 2026, the closing price of shares of the Class A common stock was $20.20. Under the terms of the warrant agreement governing LUNR’s warrants, LUNR had the right to redeem all outstanding warrants if the last sales price of the Class A common stock was at least $18.00 per share for any 20 trading days within any 30-day trading period ending on the third business day prior to the date on which a notice of redemption is given. The last sales price of the Class A common stock was at least $18.00 per share on each of 20 trading days within the 30-day trading period ending on January 30, 2025. Accordingly, LUNR redeemed the warrants effective as of March 6, 2025.

In March 2023, Mr. Blitzer and Mr. Shannon founded Inflection Point Acquisition Corp. II (“IPXX”), a special purpose acquisition company formed for substantially similar purposes as Inflection Point. IPXX completed its initial public offering in May 2023, in which it sold 25,000,000 units, each consisting of one IPXX Class A ordinary share and one-half of one warrant to purchase one IPXX Class A ordinary share, for an offering price of $10.00 per unit, generating aggregate proceeds of $250,000,000. On August 21, 2024, IPXX entered into a business combination agreement with USA Rare Earth, LLC (“USARE”), a company whose mission is to establish a vertically integrated, domestic rare earth magnet supply chain that supports the future state of energy, mobility, and national security in the United States. USARE is developing a NdFeB magnet manufacturing plant in the United States, and establishing domestic rare earth and critical minerals supply, extraction, and processing capabilities to supply its magnet manufacturing plant and market surplus materials to third-parties. IPXX held a vote on November 18, 2024 to extend the date by which IPXX must complete an initial business combination from November 30, 2024 to August 21, 2025. In connection with such extension, holders of 22,794,651 Class A ordinary shares of IPXX, or 91.18% of the outstanding IPXX public shares, exercised their right to redeem those shares for cash at a price of approximately $10.83 per share, for an aggregate of $246.9 million. Prior to the extraordinary general meeting of IPXX shareholders to approve the business combination with USARE, holders of 128,140 IPXX Class A ordinary shares, or 5.8% of the outstanding IPAX Class A ordinary shares, exercised their right to redeem those shares for cash at a price of approximately $11.00 per share, for an aggregate of $1,409,139.27. The transaction with USARE closed on March 13, 2025 and began trading on March 14, 2025 under the ticker “USAR.” Mr. Blitzer and Mr. Shannon believe USARE represented a promising opportunity in an industry with significant tailwinds and believed the deal’s valuation was attractive and the significant $31.7 million capital commitment from affiliates of the sponsor and their network of investors supporting the transaction was a main differentiator.

USARE’s common stock are and its warrants were listed on Nasdaq under the symbols “USAR” and “USARW”, respectively. On July 1, 2026, the closing price of shares of the common stock was $19.98. Under the terms of the warrant agreement governing USAR’s warrants, USAR had the right to redeem all outstanding warrants if the last sales price of the common stock was at least $18.00 per share for any 20 trading days within any 30-day trading period ending on the third business day prior to the date on which a notice of redemption is given. The last sales price of the common stock was at least $18.00 per share on each of 20 trading days within the 30-day trading period ending on October 27, 2025. Accordingly, USAR redeemed the warrants effective as of December 1, 2025.

In June 2024, IPF provided the risk capital for Inflection Point Acquisition Corp. IV (f/k/a Bleichroeder Acquisition Corp. I, “IPDX”), a special purpose acquisition company formed by a separate management team, for substantially similar purposes as Inflection Point. IPDX completed its initial public offering in November 2024, in which it sold 25,000,000 units, each consisting of one IPDX Class A ordinary share and one right to receive one-tenth of one IPDX Class A ordinary share upon consummation of IPDX’s initial business combination, for an offering price of $10.00 per unit, generating aggregate gross proceeds of $250,000,000. IPF has an economic interest in approximately 60.1% of the founder shares and 100% of the private placement securities of IPDX. In July 2025, Messrs. Blitzer and Shannon were appointed as President and Chief Executive Officer, and Chief Operating Officer, respectively, of IPDX. Mr. Blitzer was also appointed to the board of directors. On August 14, 2025, IPDX announced a business combination agreement with Merlin Labs, Inc. (“MRLN”), a leading developer of assured, autonomous flight technology for defense customers. The transaction is expected to close in the first quarter of 2026. Prior to the extraordinary general meeting of IPDX shareholders to approve the business combination with MRLN, holders of 22,550,551 IPDX Class A ordinary shares, or 90.20% of the outstanding IPDX Class A ordinary shares exercised their right to redeem those shares for cash at a price of approximately $10.5591 per share, for an aggregate of approximately $238.1 million. The transaction with MRLN closed on March 16, 2026, and began trading on Nasdaq on March 17, 2026 under the ticker “MRLN.” IPF believes MRLN represents an innovative company with significant potential to change the nature of flight. IPF believes the deal’s valuation was attractive and the significant $140 million capital commitments from IPF and its network of investors supporting the transaction was a main differentiator. There was no vote held to extend the date by which IPDX was required to complete its initial business combination because IPDX completed its initial business combination with MRLN within 24 months of its initial public offering.

MRLN’s common stock is listed on Nasdaq under the symbol “MRLN”. On July 1, 2026, the closing price of MRLN’s common stock was $5.65.

In May 2024, a separate management team formed a special purpose acquisition company, Inflection Point Acquisition Corp. V (f/k/a Maywood Acquisition Corp. (“IPEX”)), for substantially similar purposes as Inflection Point. IPEX completed its initial public offering in February 2025, in which it sold 8,625,000 units, each consisting of one Class A ordinary share of IPEX and one right to receive one-fifth of one Class A ordinary share of IPEX upon consummation of IPEX’s initial business combination, for an offering price of $10.00 per unit, generating aggregate gross proceeds of $86,250,000. In September 2025, IPF acquired control of IPEX, as well as 33% of the founder shares of IPEX. In connection with such acquisition, Messrs. Blitzer and Shannon were appointed as Chairman and Chief Executive Officer, and Chief Operating Officer, respectively, of IPEX. Mr. Blitzer and William Denkin, a director of Inflection Point, were also appointed to the board of directors. On October 14, 2025, IPEX announced a business combination agreement with GoWell Technology Limited, a leading global innovator in well logging technologies. The transaction is expected to close in the third quarter of 2026.

IPEX’s units, Class A ordinary shares and rights are listed on Nasdaq under the symbols “IPEXU”, “IPEX” and “IPEXR”, respectively. On July 1, 2026, the closing prices of its units, Class A ordinary shares and rights were $10.90, $10.50 and $0.69, respectively.

In September 2025, Mr. Blitzer and Mr. Shannon founded Inflection Point Acquisition Corp. VI (“IPFX”), a special purpose acquisition company formed for substantially similar purposes as Inflection Point. IPFX completed its initial public offering in March 2026, in which it sold 25,300,000 units, each consisting of one IPFX Class A ordinary share and one-third of one warrant to purchase one IPFX Class A ordinary share, for an offering price of $10.00 per unit, generating aggregate proceeds of $253,000,000. Mr. Denkin is also a director of IPFX. On June 8, 2026, IPFX announced a business combination agreement with Quantum Space, LLC, which is building the next generation of advanced maneuverable spacecraft for national security, civil and commercial space operations. The transaction is expected to close in the fourth quarter of 2026.

IPFX’s units, Class A ordinary shares and warrants are listed on Nasdaq under the symbol “IPFXU”, “IPFX” and “IPFXW”, respectively. On July 1, 2026, the closing prices of its unit, Class A ordinary shares and warrants were $10.94, $10.39 and $1.88, respectively.

In April 2025, a separate management team formed a special purpose acquisition company, Columbus Circle Capital Corp II (to be renamed Inflection Point Acquisition Corp. VII, (“IPXG”)), for substantially similar purposes as Inflection Point. IPXG completed its initial public offering in February 2026, in which it sold 23,000,000 units, each consisting of one Class A ordinary share of IPXG and one third of one warrant to purchase one IPXG Class A ordinary share, for an offering price of $10.00 per unit, generating aggregate gross proceeds of $230,000,000. In June 2026, in connection with an announced business combination agreement with Elroy Air, Inc. (“Elroy Air”), the initial management team and sponsor of IPXG partnered with IPAM, which has significant experience with negotiating and consummating de-SPAC transactions and which introduced IPXG and the sponsor to Elroy Air. In connection with such partnership, Messrs. Blitzer and Shannon were appointed as Chairman and Chief Executive Officer, respectively, of IPXG. Mr. Blitzer was also appointed to the board of directors. Elroy Air is a leading U.S.-based technology developer of autonomous heavy-cargo drones for defense, rapid response and commercial logistics. The transaction is expected to close in the fourth quarter of 2026.

IPXG’s units, Class A ordinary shares and warrants are listed on Nasdaq under the symbol “CMIIU”, “CMII” and “CMIIW”, respectively. On July 1, 2026, the closing prices of its units, Class A ordinary shares and warrants were $10.95, $10.15 and $1.25, respectively.

Past performance by Inflection Point’s management team, including with respect to IPAX, IPXX, IPDX, IPEX, IPFX and IPXG, is not a guarantee of success with respect to the Business Combination with Air Water. You should not rely on the historical record of the performance of the Inflection Point management team or businesses associated with it, including, IPAX, IPXX, IPDX, IPEX, IPFX and IPXG, as indicative of the Inflection Point management team’s future performance, of an investment in Inflection Point or PubCo, or of the returns the Inflection Point management team will, or are likely to, generate going forward.

For information about conflicts of interest with respect to the Sponsor, see “Summary — Interests of Certain Inflection Point Persons in the Business Combination”. For information about the compensation of the Sponsor and Inflection Point’s officers and directors, see “Information About Inflection Point — Executive and Director Compensation”. For information about the securities owned by the Sponsor, including transfer restrictions and required forfeitures, see “Beneficial Ownership of PubCo” and “Inflection Point Relationships and Related Party Transactions”.

Q.     Did the Inflection Point Board obtain a third-party opinion in determining whether or not to proceed with the Business Combination?

A.     Yes. On July 22, 2025, the audit committee of the Inflection Point Board engaged Newbridge Securities Corporation (“Newbridge”) to provide an opinion to the Inflection Point Board as to the fairness, from a financial point of view, to the Inflection Point Unaffiliated Shareholders of the Aggregate Base Consideration (prior to the Second BCA Amendment) to be paid by Inflection Point in the Mergers pursuant to the Business Combination Agreement. On August 21, 2025, the Inflection Point Board received an opinion from Newbridge as to the fairness, as of such date, from a financial point of view, to the Inflection Point Unaffiliated Shareholders of the Aggregate Base Consideration to be paid by Inflection Point in the Mergers pursuant to the Business Combination Agreement, which was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on and scope of the review undertaken by Newbridge, as set forth in such opinion, as more fully described in the subsection “The Business Combination — Original Fairness Opinion of Newbridge Securities Corporation”. A copy of Newbridge’s opinion is attached hereto as Annex F. On June 1, 2026, the Inflection Point Board received an updated opinion from Newbridge as to the fairness, as of such date, from a financial point of view, to the Inflection Point Unaffiliated Shareholders of the Aggregate Base Consideration (giving effect to the Second BCA Amendment) to be paid by Inflection Point in the Mergers pursuant to the Business Combination Agreement, which was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on and scope of the review undertaken by Newbridge, as set forth in such opinion, as more fully described in the subsection “The Business Combination — Updated Fairness Opinion of Newbridge Securities Corporation”. A copy of Newbridge’s opinion is attached hereto as Annex G.

Q.     How has the announcement of the Business Combination affected the trading price of the Public Shares?

A.     On August 22, 2025, the last trading date prior to the public announcement of the Business Combination, Inflection Point Units, Public Shares and Inflection Point Rights closed at $10.56, $10.21 and $0.372, respectively. As of June 24, 2026, the Record Date, the closing price for each Inflection Point Unit, Inflection Point Class A Ordinary Share and Inflection Point Right was $10.72, $10.33 and $0.43, respectively.

Q.     Are there material differences between my rights as an Inflection Point shareholder and my rights as a PubCo shareholder?

A.     Yes, there are certain material differences between your rights as an Inflection Point shareholder and your rights as a PubCo shareholder. Please read the sections entitled “Description of PubCo Securities” and “Comparison of Shareholder Rights” for additional information.

Q.     Will Inflection Point obtain new financing in connection with the Business Combination?

A.     No. Inflection Point does not anticipate obtaining new financing in connection with the Business Combination.

Q.     Will Air Water obtain new financing in connection with the Business Combination?

A.     In connection with the transactions contemplated by the Business Combination Agreement, on July 25, 2025, Air Water UK entered into the Pre-Signing PIPE Subscription Agreement, with IPF, pursuant to which, among other things, IPF subscribed for and purchased from Air Water UK 607 Air Water UK Series A Preferred Shares, for aggregate consideration of approximately $4 million. Subsequently, on August 17, 2025, the shareholders of Air Water UK (including IPF) exchanged 100% of their shares in Air Water UK for an allotment of shares in the Company as part of an internal reorganization.

On August 25, 2025, Air Water entered into the Pre-Funded PIPE Subscription Agreement with the Pre-Funded PIPE Investors, pursuant to which Air Water sold Company Series A1 Preferred Shares and Company Warrants for aggregate consideration of approximately $28.5 million in the Pre-Funded PIPE Investment.

In addition, on August 25, 2025, Air Water entered into the Closing PIPE Subscription Agreement pursuant to which Air Water agreed to sell Company Series A Preferred Shares and Company Warrants for aggregate consideration of approximately $31 million in the Closing PIPE Investment.

On March 19, 2026, the Company entered into (i) the Pre-Funded PIPE Subscription Agreement pursuant to which Tau Capital purchased Company Series A Preferred Shares and Company Warrants for aggregate consideration of $5.0 million and (ii) the Closing PIPE Subscription Agreements, pursuant to which Air Water agreed to sell Company Series A Preferred Shares and Company Warrants for aggregate consideration of approximately $15.0 million. Further, on May 25, 2026 and June 5, 2026, the Company entered into additional Pre-Funded PIPE Subscription Agreements pursuant to which a certain PIPE Investor and IPF agreed to purchase $7.5 million and $5.0 million, respectively, of Company Series A Preferred Shares and Company Warrants.

As of July 2, 2026, the Company has received, or will receive, a total of $96.0 million in committed proceeds from PIPE Investors in the PIPE Investment, consisting of (i) $4.0 million received from the Pre-Signing PIPE Investment, (ii) $46.0 million received from the Pre-Funded PIPE Investment and (iii) $46.0 million to be received from the Closing PIPE Investment. The Closing PIPE Investment includes $1.0 million of fixed return payable under a facility agreement entered into between Air Water UK and a Closing PIPE Investor that will be converted into PubCo Series A Investor Warrants at closing of the Business Combination.

See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — Ancillary Documents — Company Series A Preferred Shares Subscription Agreements”.

Q.     What are the material U.S. federal income tax considerations of the First Merger?

A.     Subject to the limitations and qualifications described in “Certain Tax Considerations — Material U.S. Federal Income Tax Considerations to U.S. Holders — Tax Consequences of the First Merger to U.S. Holders” below, the First Merger should qualify as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code. In general, if the First Merger so qualifies, a U.S. Holder should not recognize any gain or loss for U.S. federal income tax purposes in connection therewith.

The tax consequences of the First Merger are complex and will depend on your particular circumstances. For a more complete discussion of the U.S. federal income tax considerations of the First Merger, see the section entitled “Certain Tax Considerations — Material U.S. Federal Income Tax Considerations to U.S. Holders — Tax Consequences of the First Merger to U.S. Holders.” If you are a U.S. Holder (as defined under “Material U.S. Federal Income Tax Considerations”) exchanging Inflection Point Class A Ordinary Shares in the First Merger, you are urged to consult your tax advisor to determine the tax consequences thereof.

Q.     What are the material U.S. federal income tax considerations of the Second Merger?

A.     It is intended that, for U.S. federal income tax purposes, the Second Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the Second Merger qualifies for such intended tax treatment, a U.S. Holder generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of such holder’s shares of Company Ordinary Shares or Company Series A Preferred Shares, as applicable, for PubCo Ordinary Shares or PubCo Series A Preferred Shares, as applicable, in the Second Merger. If the IRS were to be successful in taking the position that the Second Merger and related transactions are not treated as a reorganization under Section 368 of the Code, the exchange of Company Ordinary Shares or Company Series A Preferred Shares, as applicable, for PubCo Ordinary Shares or PubCo Series A Preferred Shares, as applicable, will generally be treated as a taxable exchange and holders of Company Ordinary Shares or Company Series A Preferred Shares, as applicable, may be required to pay additional U.S. federal income taxes with respect to the taxable year in which the Second Merger occurs.

If the Second Merger is treated as a reorganization under Section 368(a) of the Code, a U.S. holder of Company Warrants that are converted to PubCo Series A Investor Warrants generally would not recognize gain or loss. If the Second Merger is not treated as a reorganization under Section 368 of the Code, a U.S. holder that solely owns Company Warrants generally will be required to recognize gain or loss upon the conversion of those Company Warrants to PubCo Series A Investor Warrants and a U.S. holder that owns Company Warrants and Company Ordinary Shares or Company Series A Preferred Shares generally will be required to recognize gain (but may not be permitted to recognize loss) upon receipt of PubCo Series A Investor Warrants.

For a more complete discussion of the U.S. federal income tax considerations of the Business Combination, see “Certain Tax Considerations — Material U.S. Federal Income Tax Considerations to U.S. Holders — Material U.S. Federal Income Tax Consequences of the Business Combination” and “Risk Factors — Risks Related to U.S. Federal Income Taxation.”

Q.     Do I have redemption rights?

A.     If you are a Public Shareholder, you have the right to request that Inflection Point redeem all or a portion of your Public Shares for cash, provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”.

Notwithstanding the foregoing, a Public Shareholder, acting together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding or disposing of Public Shares, will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the then-issued Public Shares without the prior consent of Inflection Point. Accordingly, if a Public Shareholder, alone or acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding or disposing of Public Shares, seeks to redeem more than 15% of the then-issued Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

There are no agreements, arrangements, or understandings between the Sponsor and unaffiliated security holders of Inflection Point regarding redemption of outstanding securities of Inflection Point.

The Sponsor has agreed to waive its redemption rights with respect to all of the Founder Shares in connection with the consummation of the Business Combination. The Sponsor and Cantor have agreed to waive their redemption rights with respect to all Private Placement Shares underlying Private Placement Units. The Founder Shares and the Private Placement Shares underlying Private Placement Units will be excluded from the pro rata calculation used to determine the Redemption Price.

Q.     How do I exercise my redemption rights?

A.     If you are a Public Shareholder and wish to exercise your right to redeem the Public Shares, you must:

(a)     (i) hold Public Shares or (ii) hold Public Shares through Inflection Point Units and elect to separate your Inflection Point Units into the underlying Public Shares and Inflection Point Rights prior to exercising your redemption rights with respect to the Public Shares;

(b)    submit a written request to Continental, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

(c)     deliver your share certificates for Public Shares (if any) along with the redemption forms to Continental, physically or electronically through DTC.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on ___________ (two Business Days before the initial scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.

The address of Continental is listed under the question “Who can help answer my questions?” of this proxy statement/prospectus.

Public Shareholders will be entitled to request that their Public Shares be redeemed for the Redemption Price in accordance with the terms of the Inflection Point Organizational Documents. For illustrative purposes, as of the Record Date, this would have amounted to approximately $10.43 per issued and outstanding Public Share. However, the proceeds deposited in the Trust Account could become subject to the claims of Inflection Point’s creditors, if any, which could have priority over the claims of the Public Shareholders. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally expected due to such claims. Whether you vote, and if you do vote, how you vote, on any proposal, including the Business Combination Proposal, will have no impact on the amount you will receive upon exercise of your Redemption Rights. It is expected that the funds to be distributed to Public Shareholders electing to redeem their Public Shares will be distributed promptly after the consummation of the Business Combination.

Any request for redemption, once made, may not be withdrawn unless the directors of Inflection Point determine (in their sole discretion) to permit the withdrawal of such request for redemption (which they may do in whole or in part).

Any corrected or changed written exercise of redemption rights must be received by Continental by 5:00 p.m. Eastern Time at least two Business Days prior to the initial scheduled date of the extraordinary general meeting. No request for redemption will be honored unless the holder’s certificates for Public Shares (if any) along with the redemption forms have been delivered (either physically or electronically) to Continental by 5:00 p.m. Eastern Time, at least two Business Days prior to the initial scheduled date of the extraordinary general meeting.

If a Public Shareholder properly makes a request for redemption and the certificates for Public Shares (if any) along with the redemption forms are delivered as described above, then, if the Business Combination is consummated, Inflection Point will redeem the Public Shares for a pro rata portion of funds deposited in the Trust Account, calculated as of two Business Days prior to the consummation of the Business Combination. If the Business Combination is abandoned, the Public Shares will be returned to the respective holder, broker or bank.

If you are a Public Shareholder and you exercise your Redemption Rights, such exercise will not result in the loss of any Inflection Point Rights that you may hold.

Q.     If I am a holder of Inflection Point Rights, can I exercise redemption rights with respect to my Inflection Point Rights?

A.     No. The holders of Inflection Point Rights have no redemption rights with respect to such securities.

Assuming that no more than 12,650,000 Public Shares, representing 50% of the outstanding Public Shares issued in connection with the IPO, are redeemed for an aggregate payment of approximately $129.9 million from the Trust Account (based on the approximate balance of the Trust Account as of December 31, 2025) in connection with the Business Combination, which is a potential amount of redemptions, and assuming that each redeeming Public Shareholder holds one Inflection Point Right for each Public Share being redeemed, each of which will entitle the holder to one-tenth of one PubCo Ordinary Share, and using the closing price on Nasdaq of $10.21 as of August 22, 2025 (the last trading day before the announcement of the Business Combination Agreement), the aggregate fair value of the PubCo Ordinary Shares underlying the Inflection Point Rights that can be retained by redeeming Public Shareholders is approximately $12.9 million. Assuming the maximum redemptions scenario, resulting in 25,300,000 Public Shares redeemed for an aggregate payment of approximately $259.8 million from the Trust Account (based on the approximate balance of the Trust Account as of December 31, 2025) in connection with the Business Combination, and assuming that each redeeming Public Shareholder holds one Inflection Point Right for each Public Share being redeemed, each of which will entitle the holder to one-tenth of one PubCo Ordinary Share, and using the closing price on Nasdaq of $10.21 as of August 22, 2025 (the last trading day before the announcement of the Business Combination Agreement), the aggregate fair value of the PubCo Ordinary Shares underlying the Inflection Point Rights that can be retained by redeeming Inflection Point Rights holders is approximately $25.8 million. The actual market price of the Inflection Point Rights may be higher or lower on the date that Inflection Point Rights holders seek to sell such Inflection Point Rights. Additionally, Inflection Point cannot assure the Inflection Point Rights holders that they will be able to sell their Inflection Point Rights in the open market as there may not be sufficient liquidity in such securities when Inflection Point Rights holders wish to sell their Inflection Point Rights.

Q.     How do the Public Units offered in Inflection Point’s IPO differ from the Private Placement Units and what are the related risks for any holders of Public Units after the Business Combination?

A.     The Private Placement Units are identical to the Public Units sold in Inflection Point’s IPO in material terms and provisions, except that (i) the Private Placement Units may not (including the underlying securities), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of Inflection Point’s initial business combination, (ii) each Private Placement Share included in each Private Placement Unit will not have any redemption rights or be entitled to liquidating distributions from the Trust Account, (iii) the Private Placement Units (including the underlying securities) will be entitled to registration rights, (iv) each holder of Private Placement Shares included in Private Placement Units agreed to vote any such shares in favor of a proposed initial business combination, including the Business Combination, if Inflection Point seeks shareholder approval for such business combination and in favor of any proposals recommended by the Inflection Point Board in connection with such business combination, and (v) with respect to Inflection Point Rights included in Private Placement Units held by Cantor and/or its designees, will not be convertible more than five years from the commencement of sales in the IPO in accordance with FINRA Rule 5110(g)(8).

Q.     What are the U.S. federal income tax consequences of exercising my redemption rights?

A.     The U.S. federal income tax consequences of exercising your redemption rights depend on your particular facts and circumstances. See the section entitled “Material U.S. Federal Income Tax Considerations to U.S. Holders — Tax Consequences for U.S. Holders Exercising Redemption Rights.” If you are a U.S. Holder (defined below) of Inflection Point Class A Ordinary Shares contemplating exercising your redemption rights, you are urged to consult your tax advisor to determine the tax consequences thereof.

All Inflection Point Shareholders considering exercising redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state and local and non-U.S. tax laws.

Q.     What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A.     Following the closing of the IPO (including full exercise of the over-allotment option by the underwriters of the IPO), an amount equal to $253,000,000 ($10.00 per Inflection Point Unit) of the net proceeds from the IPO and the sale of the Private Placement Rights was placed in the Trust Account. As of the Record Date, funds in the Trust Account totaled approximately $263,990,603 and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations. These funds will remain in the Trust Account, except for the withdrawal of interest to fund Inflection Point’s working capital requirements (subject to an annual limit of $250,000 (plus the rollover of unused amounts from prior years)) and/or to pay Inflection Point’s taxes (any withdrawals to taxes shall not be subject to the $250,000 annual limitation) (collectively, “Permitted Withdrawals”), if any, until the earliest of (a) the completion of a business combination (including the Closing) and (b) the redemption of all of the Public Shares if Inflection Point is unable to complete a business combination by April 28, 2027 (or if such date is further extended at a duly called general meeting, such later date) and (c) the redemption of any Public Shares properly tendered in connection with a shareholder vote to amend the Inflection Point Organizational Documents (A) to modify the substance or timing of Inflection Point’s obligation to redeem 100% of the Public Shares in connection with its initial business combination or if it does not complete a business combination by April 28, 2027 (or such later date approved at a duly called general meeting) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, subject to applicable law.

In connection with the Business Combination, the funds deposited in the Trust Account will be released to pay Public Shareholders who properly exercise their redemption rights; to pay transaction fees and expenses of Inflection Point associated with the Business Combination; and for working capital and general corporate purposes of PubCo (or for any other use as directed by PubCo, subject to certain limitations) following the Business Combination. See the section of this proxy statement/prospectus entitled “Summary — Sources and Uses of Funds for the Proposed Transaction”.

Q.     What underwriting fees are payable in connection with the Business Combination?

A.     Pursuant to that certain Underwriting Agreement between Inflection Point and Cantor, as representative of the several underwriters, dated April 24, 2025 (as it may be amended from time to time, the “Underwriting Agreement”), Inflection Point previously agreed to pay to Cantor an aggregate cash amount of $9,900,000, or $12,045,000 if the over-allotment option is exercised, as “deferred underwriting commissions” (the “Original Deferred Fee”) upon the consummation of an initial business combination. Solely in connection with the Business Combination, Cantor agreed to reduce the Original Deferred Fee to $4,000,000, plus, an additional 4.0% of the aggregate amount that remains in the Trust Account at the Closing, up to $8,045,000 ($12,045,000 total) (such sum, the “Reduced Deferred Fee”).

Q.     What happens if a substantial number of the Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A.     The Public Shareholders are not required to vote in respect of the Business Combination in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders is reduced as a result of redemptions by Public Shareholders.

In the event of significant redemptions, with fewer Public Shares and Public Shareholders, the trading market for PubCo Ordinary Shares may be less liquid than the market for Inflection Point Class A Ordinary Shares was prior to the Business Combination, and PubCo may not be able to meet the listing standards for Nasdaq or another national securities exchange.

In addition, with fewer funds available from the Trust Account, the capital infusion from the Trust Account into PubCo’s business will be reduced and PubCo may not be able to achieve its business plans. In addition, without additional funds from the Closing PIPE Investment in connection with the closing of the Business Combination, it is possible that a maximum redemption scenario would result in a cash deficit, in which event the parties would need to find additional sources of funding in order for the Business Combination to become effective.

The table below presents the Trust Account value per share to a Public Shareholder that elects not to redeem its shares across a range of varying redemption scenarios. This Trust Account value per share includes the per share cost of the deferred underwriting commission.

	As of December 31, 2025
Estimated Trust Account Value	$259,780,731	(1)
Total Public Shares	25,300,000
Trust Account Value per Public Share	$10.27	(1)

	No Redemptions(1)	25% Redemptions(2)	50% Redemptions(3)	75% Redemptions(4)	Maximum Redemptions(5)
Redemptions ($)	—	$64,945,183	$129,890,366	$194,835,548	$259,780,731
Redemptions (Shares)	—	6,325,000	12,650,000	18,975,000	25,300,000
Deferred Underwriting Commissions(6)	$12,045,000	$11,793,422	$9,195,615	$6,597,807	$4,000,000
Cash left in the Trust Account post redemptions less deferred underwriting commission	$247,735,731	$183,042,126	$120,694,750	$58,347,376	$(4,000,000)
Public Shares post redemptions	25,300,000	18,975,000	12,650,000	6,325,000	—
Remaining Trust Proceeds Per Public Share	$9.79	$9.65	$9.54	$9.22	(7)

__________

(1)      Approximate amount of funds in the Trust Account as of December 31, 2025. Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)      Assumes that Public Shareholders holding 6,325,000 Public Shares (25% of the Public Shares) Redemption Rights for an aggregate payment of approximately $64,945,183 (based on the estimated Price of approximately $10.27 per share) from the Trust Account, based on the approximate amount Trust Account as of December 31, 2025, which is a redemption scenario that could occur.

(3)      Assumes that Public Shareholders holding 12,650,000 Public Shares (50% of the Public Shares) Redemption Rights for an aggregate payment of approximately $129,890,366 (based on the estimated Price of approximately $10.27 per share) from the Trust Account, based on the approximate amount Trust Account as of December 31, 2025, which is a redemption scenario that could occur.

(4)      Assumes that Public Shareholders, holding 18,975,000 Public Shares (75% of the Public Shares) Redemption Rights for an aggregate payment of approximately $194,835,548 (based on the estimated Price of approximately $10.27 per share) from the Trust Account, based on the approximate amount Trust Account as of December 31, 2025, which is a redemption scenario that could occur.

(5)      Assumes that Public Shareholders holding 25,300,000 Public Shares (100% of the Public Shares) Redemption Rights for an aggregate payment of approximately $259,780,731 (based on the estimated Price of approximately $10.27 per share) from the Trust Account, based on the approximate amount Trust Account as of December 31, 2025, which is a redemption scenario that could occur.

(6)      On March 18, 2026, Cantor Fitzgerald & Co., Inflection Point and Air Water entered into a fee reduction agreement pursuant (the “Fee Reduction Agreement”). Pursuant to the Fee Reduction Agreement, the parties amended the terms of the deferred underwriting commissions set forth in the Underwriting Agreement. Reflects (1) a waiver of $8,045,000 of the deferred underwriting fee that would otherwise be payable, resulting in a remainder of $4,000,000 and (2) an additional fee equal to 4.0% of cash that remains in the Trust Account at Closing.

(7)      The redemptions and deferred underwriting commissions exceed the amount held in Trust Account.

Furthermore, to the extent that Public Shareholders redeem their Public Shares in connection with the Business Combination, their Inflection Point Rights will remain issued and outstanding notwithstanding the redemption of their Public Shares. The Sponsor and Cantor hold an aggregate of 740,000 Private Placement Units, which include 740,000 Inflection Point Rights. Following the consummation of the Business Combination, all of the Inflection Point Rights will become PubCo Ordinary Shares.

For information on the relative ownership levels of holders of PubCo Securities following the Business Combination under varying redemption scenarios and the fully diluted relative ownership levels of holders of PubCo Securities following the Business Combination under varying redemption scenarios, see the question entitled “What equity stake will current Inflection Point shareholders and Air Water Shareholders hold in PubCo immediately after the consummation of the Business Combination?”

Q.     What conditions must be satisfied to complete the Business Combination?

A.     The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including without limitation: (i) the Required Shareholder Approval, (ii) the Company Shareholder Approval, (iii) no adverse law or order that has the effect of making the transactions contemplated by the Business Combination Agreement illegal or otherwise prohibiting the consummation of such transactions, (iv) the expiration of all waiting periods (and any extensions thereof) under the HSR Act with respect to the Business Combination, (v) approval of the listing of the PubCo Ordinary Shares on Nasdaq, (vi) the registration statement of which this proxy statement/prospectus forms a part becoming effective (with no stop order having been issued by the SEC which remains in effect and no proceeding seeking such a stop order having been threatened or initiated by the SEC and not withdrawn), (vii) the accuracy of the representations and warranties and the performance of the covenants and agreements of each of the parties to the Business Combination Agreement, in each case subject to certain qualifiers, (viii) duly executed pay-off letters certifying that certain indebtedness of Air Water and its subsidiaries, as specified in the Business Combination Agreement, shall have been paid off, (ix) execution and delivery of the Ancillary Documents, as applicable, (x) Inflection Point shall have made all necessary and appropriate arrangements with the Trustee to have all of the funds held in the Trust Account disbursed to Inflection Point in accordance with the Business Combination Agreement on the Closing Date, and all such funds released from the Trust Account shall be available to PubCo, (xi) no Material Adverse Effect with respect to either Air Water or Inflection Point shall have occurred which is continuing, and (xii) each of Air Water and Inflection Point shall have delivered a customary closing certificate. The parties cannot assure you as to whether these conditions will be satisfied or waived. For more information about conditions to the consummation of the Business Combination, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Business Combination Agreement”.

Q.     When do you expect the Business Combination to be completed?

A.     It is currently expected that the Business Combination will be consummated by the first quarter of 2026. This date depends, among other things, on the approval of the proposals to be put to Inflection Point Shareholders at the extraordinary general meeting. However, such meeting could be adjourned if the Adjournment Proposal is adopted by Inflection Point’s shareholders at the extraordinary general meeting and Inflection Point elects to adjourn the extraordinary general meeting to a later date or dates, if necessary or convenient, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with the approval of one or more proposals at the extraordinary general meeting, (ii) if Inflection Point determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Mergers or any other transaction. For a description of the conditions for the completion of the Business Combination, see “The Business Combination Proposal — Business Combination Agreement” of this proxy statement/prospectus.

Q.     What happens if the Business Combination is not consummated?

A.     If Inflection Point is not able to complete an initial business combination (including the contemplated Business Combination with Air Water) by April 28, 2027 (or if such date is further extended at a duly called general meeting, such later date) in each case, as such date may be extended pursuant to the Inflection Point Organizational Documents, Inflection Point will, as promptly as reasonably possible but not more than 10 Business Days thereafter, redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to Inflection Point’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the Inflection Point Rights may be worthless.

Q.     What interests do the Sponsor, IPF, and Inflection Point’s directors and officers have in the Business Combination?

A.     The Sponsor, IPF and Inflection Point’s officers and directors have interests in the Business Combination that are different from or in addition to (and which may conflict with) the interests of unaffiliated Inflection Point shareholders. Further, Inflection Point’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section titled “Information Related to Inflection Point — Conflicts of Interest”. Inflection Point believes there were no such opportunities that were not presented as a result of the existing fiduciary or contractual obligations of Inflection Point’s officers and directors to other entities. The Inflection Point Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to Inflection Point Shareholders that they vote in favor of the proposals to be presented at the extraordinary general meeting, including the Business Combination Proposal. Inflection Point’s

shareholders should take these interests into account in deciding whether to approve the proposals presented at the extraordinary general meeting, including the Business Combination Proposal. These interests include, among other things:

•        The Sponsor made an initial investment of $25,000, or approximately $0.004 per share, on February 5, 2024, to cover certain pre-IPO expenses, in exchange for the issuance of 5,750,000 Founder Shares. Subsequently on October 10, 2024, Inflection Point effected a share capitalization of 1,916,667 Inflection Point Class B Ordinary Shares, as a result of which the Sponsor owned 7,666,667 Founder Shares for which it paid approximately $0.003 per share. On November 18, 2024, Inflection Point effected a share capitalization of 766,666 Inflection Point Class B Ordinary Shares, as a result of which the Sponsor owned 8,433,333 Founder Shares for which it paid approximately $0.003 per share. The Sponsor is controlled by its manager, IPAM. Michael Blitzer, Inflection Point’s Chairman and Chief Executive Officer, is the Chief Investment Officer of IPAM and therefore controls IPAM and the Sponsor. IPF has an economic interest in 4,256,885, or approximately 50.5%, of the Founder Shares held by the Sponsor. Mr. Blitzer and Mr. Shannon, Inflection Point’s Chief Operating Officer, are affiliates of IPF and have economic interests in IPF, including performance allocations, management fees and as limited partners. Each other director and officer of Inflection Point has economic interests in the Founder Shares held by the Sponsor, including in some cases, as limited partners of IPF. Mr. Blitzer has an economic interest in 2,535,066, or approximately 30.1%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares, for which he paid $7,515. Mr. Shannon has an economic interest in 691,382, or approximately 8.2%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares, for which he paid $2,050. The 8,433,333 PubCo Ordinary Shares that the Sponsor and its permitted transferees will receive upon conversion of such Founder Shares in the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of approximately $87.1 million based on the closing price of $10.33 per Inflection Point Class A Ordinary Share on Nasdaq on July 1, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given that such PubCo Ordinary Shares will be subject to lock-up restrictions, Inflection Point believes such shares will have less value.

•        The Sponsor purchased 500,000 Private Placement Units for $5,000,000, or $10.00 per Private Placement Unit, in a private placement that closed simultaneously with the IPO. The Sponsor is controlled by its manager, IPAM. Michael Blitzer, Inflection Point’s Chairman and Chief Executive Officer, is the Chief Investment Officer of IPAM and therefore controls IPAM and the Sponsor. IPF has an economic interest in 354,500, or approximately 70.9%, of the Private Placement Units held by the Sponsor. Mr. Blitzer and Mr. Shannon are affiliates of IPF and have economic interests in IPF, including performance allocations, management fees and as limited partners. Certain of the directors and officers of Inflection Point have economic interests in the Private Placement Units held by the Sponsor, including in some cases, as limited partners of IPF. Following the Business Combination, the 550,000 PubCo Ordinary Shares that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $5.7 million based on the closing price of $10.33 per Inflection Point Class A Ordinary Share on Nasdaq on July 1, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given that such PubCo Ordinary Shares will be subject to lock-up restrictions, Inflection Point believes such shares will have less value.

•        Given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Public Shares included in the Inflection Point Units sold in the IPO, the Sponsor may earn a positive rate of return on its investment even if the PubCo Ordinary Shares trade below $10.00 per share and the Public Shareholders experience a negative rate of return following the Closing. Accordingly, the economic interests of the Sponsor diverge from the economic interests of Public Shareholders because the Sponsor will realize a gain on its investment from the completion of any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share.

•        The Sponsor, and therefore IPF and the other members of the Sponsor, will lose its entire investment in Inflection Point if Inflection Point does not complete a business combination by April 28, 2027 (or if such date is extended at a duly called meeting of the Inflection Point shareholders, such later date). If Inflection Point does not consummate a business combination by such date, as promptly as reasonably possible but not more than 10 Business Days thereafter, Inflection Point will redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to Inflection Point’s obligations under Cayman

Islands law to provide for the claims of creditors and the requirements of other applicable law. In such event, the Inflection Point Rights may be worthless and the 8,933,333 Inflection Point Ordinary Shares owned by the Sponsor may be worthless because following the redemption of Public Shares, Inflection Point would likely have few, if any, net assets and because the Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to such shares if Inflection Point fails to complete a business combination within the required period.

•        In exchange for the Company Series A1 Preferred Shares and Company Warrants that IPF received upon conversion of securities it purchased in Air Water UK for an aggregate of $4 million, IPF will receive at the Closing (i) a number of PubCo Series A Preferred Shares equal to (a) the aggregate Accrued Value attributable to such Company Series A1 Preferred Shares divided by (b) $1,000 (approximately 5,384.88 PubCo Series A Preferred Shares taking into account accrued dividends through August 25, 2026; such number of PubCo Series A Preferred Shares may increase prior to Closing due to additional accrued dividends after such date), (ii) a PubCo Series A Investor Warrant exercisable for approximately 2,448,740 PubCo Ordinary Shares at an initial exercise price of $12.00 per share, subject to adjustment (taking into account accrued dividends through August 25, 2026; such number of PubCo Ordinary Shares may increase prior to Closing due to additional accrued dividends after such date) and (iii) up to 2,176,109 PubCo Ordinary Shares, vesting in four equal tranches upon the occurrence of Triggering Event I, Triggering Event II, Triggering Event III, and Triggering Event IV, respectively.

•        In exchange for the Company Series A1 Preferred Shares and Company Warrant that IPF purchased for an aggregate of $16 million, IPF will receive at the Closing (i) a number of PubCo Series A Preferred Shares equal to (a) the aggregate Accrued Value attributable to such Company Series A1 Preferred Shares divided by (b) $1,000 (approximately 11,734.97 PubCo Series A Preferred Shares taking into account accrued dividends through August 25, 2026; such number of PubCo Series A Preferred Shares may increase prior to Closing due to additional accrued dividends) and (ii) a PubCo Series A Investor Warrant exercisable for approximately 1,763,209 PubCo Ordinary Shares at an initial exercise price of $12.00 per share, subject to adjustment (taking into account accrued dividends through August 25, 2026; such number of PubCo Ordinary Shares may increase prior to Closing due to additional accrued dividends after such date) and (iii) up to 1,386,924 PubCo Ordinary Shares, vesting in four equal tranches upon the occurrence of Triggering Event I, Triggering Event II, Triggering Event III, and Triggering Event IV, respectively.

•        Inflection Point’s Sponsor, officers and directors, and IPF, have agreed not to redeem any of the Founder Shares or Inflection Point Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination.

•        If the Trust Account is liquidated, the Sponsor has agreed to indemnify Inflection Point to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Inflection Point have entered into an acquisition agreement or claims of any third party for services rendered or products sold to Inflection Point, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•        Inflection Point’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy for a period of six years after the Business Combination for events occurring prior to the Business Combination.

•        The Sponsor, IPAM, and their directors, officers, employees, principals, managers, partners, members, shareholders, equityholders, control persons, affiliates, agents, advisors, consultants and representatives will be eligible for continued indemnification for (i) the IPO or Inflection Point’s operations or conduct of its business (including, for the avoidance of doubt, the Business Combination), or (ii) any claim against the Sponsor and/or IPAM alleging any expressed or implied management or endorsement by the Sponsor and/or IPAM of any activities of Inflection Point or any express or implied association between the Sponsor and/or IPAM, on the one hand, and Inflection Point or any of its affiliates, on the other hand.

•        The continuation of Kevin Shannon, Inflection Point’s Chief Operating Officer, as a director of the PubCo Board following the Closing. As such, in the future he may receive any cash fees, share options or share awards that the PubCo Board determines to pay to its directors.

•        In connection with the Closing, the Sponsor, and Inflection Point’s officers and directors would be entitled to the repayment of any outstanding working capital loan and advances that have been made to Inflection Point. In order to finance transaction costs in connection with a business combination, the Sponsor or IPF or certain of Inflection Point’s officers or directors may, but are not obligated to, loan Inflection Point as may be required (the “Working Capital Loans”). In the event that a business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account, including permitted withdrawals, would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement units at $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units. As of the date of this proxy statement/prospectus, no such Working Capital Loans are outstanding.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, the Sponsor, Inflection Point’s officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Inflection Point from time to time, made by the Sponsor or certain of Inflection Point officers and directors to finance transaction costs in connection with an intended initial business combination. As of March 31, 2026, there are no reimbursable out-of-pocket expenses outstanding.

•        Pursuant to the New Registration Rights Agreement, Inflection Point’s officers and directors, and the Sponsor and its members will have customary registration rights, including demand and piggy-back rights subject to certain requirements and customary conditions, with respect to the Registrable Securities held by such parties following the consummation of the Business Combination.

In addition, as a result of multiple business affiliations, Inflection Point directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require the Inflection Point directors and officers to present a business combination opportunity to such other entity and only present it to Inflection Point if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. Inflection Point believes, however, that there were no such corporate opportunities presented to Inflection Point’s directors and officers which were not presented to Inflection Point, and therefore that Inflection Point directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact Inflection Point’s search for a business combination target. For more information, see “Information About Inflection Point — Conflicts of Interest”.

The audit committee of the Inflection Point Board engaged Newbridge to provide an opinion to the Inflection Point Board as to the fairness, from a financial point of view, to the Inflection Point Unaffiliated Shareholders of the Aggregate Base Consideration to be paid by Inflection Point in the Mergers pursuant to the Business Combination Agreement, a copy of the Original Fairness Opinion is attached hereto as Annex F and a copy of the Updated Fairness Opinion is attached hereto as Annex G.

Q.     Following the Business Combination, will PubCo’s securities trade on a stock exchange?

A.     Yes. PubCo intends to apply to list the PubCo Ordinary Shares on Nasdaq under the proposed symbol “WATR”, upon the Closing. Pursuant to the terms of the Business Combination Agreement, as a closing condition, the PubCo Ordinary Shares issued as merger consideration must be conditionally approved for listing on Nasdaq, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. It is important for you to know that, at the time of Inflection Point’s extraordinary general meeting, the parties may not have received from Nasdaq either confirmation of the listing of the PubCo Ordinary Shares or that approval will be obtained prior to the consummation of the Business Combination, and it is possible that the listing condition to the consummation of the Business Combination may be waived by the parties to the Business Combination Agreement. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived or is subject to an exception and therefore the PubCo Ordinary Shares would not be listed on any nationally recognized securities exchange.

Q.     Do I have appraisal rights in connection with the Business Combination?

A.     Holders of Inflection Point Ordinary Shares have appraisal rights in connection with the First Merger. The Companies Act prescribes when shareholder appraisal or dissenters’ rights will be available and sets limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, shareholders are still entitled to exercise Redemption Rights, as set out herein. For more information, see the section of this proxy statement/prospectus entitled “Proposal No. 2 — The Merger Proposal — Appraisal Rights under the Companies Act”.

Q.     What do I need to do now?

A.     Inflection Point urges you to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety and to consider how the Business Combination will affect you as a shareholder or rights holder. Inflection Point’s shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q.     How do I vote?

A.     If you are a holder of record of Inflection Point Ordinary Shares on the Record Date for the extraordinary general meeting, you may vote in person (including virtually) at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your shares in “street name”, which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a valid proxy from your broker, bank or nominee.

Q.     If my shares are held in “street name”, will my broker, bank or nominee automatically vote my shares for me?

A.      No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name”. If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent, and you may need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or nominee as to how to vote your shares. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. Inflection Point believes that all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares and you should instruct your broker to vote your shares in accordance with directions you provide. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote”. Broker non-votes are not considered present for the purposes of establishing a quorum, and will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming that a valid quorum is established.

Q.     When and where will the extraordinary general meeting be held?

A.      The extraordinary general meeting will be held at [•], New York City time, on [•], 2026 at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast at https://www.cstproxy.com/inflectionpointacquisitioniii/2026.

Q.     Who is entitled to vote at the extraordinary general meeting?

A.     Inflection Point has fixed June 24, 2026 as the Record Date for the extraordinary general meeting. If you were a shareholder of Inflection Point at the close of business on the Record Date, you are entitled to vote on matters that come before the extraordinary general meeting. However, a shareholder may only vote his or her shares if he or she is present in person (including virtually) or is represented by proxy at the extraordinary general meeting.

Q.     How many votes do I have?

A.     Inflection Point shareholders are entitled to one vote at the extraordinary general meeting for each Inflection Point Ordinary Share held of record as of the Record Date. As of the close of business on the Record Date for the extraordinary general meeting, there were 34,473,333 Inflection Point Ordinary Shares issued and outstanding, of which 25,300,000 were issued and outstanding Public Shares.

Q.     What constitutes a quorum?

A.     A quorum of Inflection Point shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of one-third of the issued and outstanding Inflection Point Ordinary Shares being individuals present in person or by proxy or if a corporation or other non-natural person represented by its duly authorized representative or proxy is present. As of the Record Date for the extraordinary general meeting, 11,491,111 Inflection Point Ordinary Shares would be required to achieve a quorum.

Q.     What vote is required to approve each proposal at the extraordinary general meeting?

A.      Business Combination Proposal — The approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of a simple majority of the holders of the Inflection Point Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Business Combination Proposal is conditioned on the approval of the Merger Proposal. Therefore, if the Merger Proposal is not approved, the Business Combination Proposal will have no effect, even if approved by the requisite holders of Inflection Point Ordinary Shares.

Merger Proposal — The approval of the Merger Proposal requires a special resolution under the Companies Act, being the affirmative vote of holders of a majority of at least two-thirds of the Inflection Point Ordinary Shares, who being present in person or, where proxies are allowed, by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Merger Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Merger Proposal will have no effect, even if approved by the requisite holders of Inflection Point Ordinary Shares.

Advisory Organizational Document Proposals — The separate approval of each of the Advisory Organizational Document Proposals, each of which is a non-binding vote, requires an ordinary resolution, being the affirmative vote of a simple majority of the holders of the Inflection Point Ordinary Shares, who being present in person or, where proxies are allowed, by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Adjournment Proposal — The approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of a simple majority of the holders of the Inflection Point Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

The Sponsor has agreed to vote all the Founder Shares, Private Placement Shares, and any Public Shares it may hold in favor of all the proposals being presented at the extraordinary general meeting. In addition, Cantor has agreed to vote all Private Placement Shares it may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor and Cantor collectively owned approximately 26.6% of the issued and outstanding Inflection Point Ordinary Shares. See the section of this proxy statement/prospectus entitled “Questions and Answers for Shareholders of Inflection Point — How does the Sponsor intend to vote their Inflection Point Ordinary Shares?”.

The Business Combination was not structured to require the approval of at least a majority of Inflection Point’s unaffiliated shareholders because such a vote is not required under Cayman Islands law, and the Inflection Point Board did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination or to prepare a report concerning the approval of the Business Combination.

Q.     What are the recommendations of the Inflection Point Board?

A.      The Inflection Point Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Inflection Point’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Merger Proposal, “FOR” the approval of the Advisory Organizational Document Proposals and “FOR” the approval of the Adjournment Proposal, if presented to the extraordinary general meeting.

The Inflection Point Board, including the independent directors, after careful consideration, unanimously determined that the Business Combination is in the best interests of Inflection Point and its shareholders, and approved, among other things, the Business Combination Agreement, the Business Combination and the other agreements and transactions contemplated thereby. See the subsection entitled “The Extraordinary General Meeting of Inflection Point Shareholders — Recommendation of the Inflection Point Board” for more information.

The Inflection Point Board believes that each of the Business Combination Proposal, the Merger Proposal, each of the separate Advisory Organizational Document Proposals and the Adjournment Proposal (if put to a vote) is in the best interests of Inflection Point and its shareholders and recommends that Inflection Point Shareholders vote “FOR” each proposal being submitted to a vote of the Inflection Point Shareholders at the extraordinary general meeting.

For a description of the Inflection Point Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the Inflection Point Board, see the subsection entitled “Proposal No. 1 — The Business Combination Proposal — The Inflection Point Board’s Reasons for the Approval of the Business Combination”.

When you consider the recommendation of the Inflection Point Board in favor of approval of these proposals, you should keep in mind that the Sponsor and Inflection Point’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of unaffiliated Inflection Point shareholders. Please see the subsection entitled “Summary — Interests of Certain Inflection Point Persons in the Business Combination”.

Q.     How does the Sponsor intend to vote its Inflection Point Ordinary Shares?

A.     The Sponsor has agreed to vote all the Founder Shares, Private Placement Shares, and any Public Shares it may hold in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor owned 8,433,333 Founder Shares and 500,000 Private Placement Shares, representing approximately 25.9% of the issued and outstanding Inflection Point Ordinary Shares. In addition, Cantor has agreed to vote all the Private Placement Shares it may hold in favor of all of the proposals being presented at the extraordinary general meeting. As of the Record Date, Cantor owned 200,000 Private Placement Shares, representing approximately 0.7% of the issued and outstanding Inflection Point Ordinary Shares. As a result, in addition to the Founder Shares and Private Placement Shares, Inflection Point would need 8,063,334, or 31.9%, of the 25,300,000 Public Shares to be voted in favor of the Business Combination Proposal in order to have the Business Combination Proposal approved, assuming all outstanding shares are voted. Assuming that only the holders of one-third of the Inflection Point Ordinary Shares, representing a quorum under the Inflection Point Organizational Documents, vote their shares at the extraordinary general meeting, Inflection Point will not need any Public Shares in addition to the Founder Shares and Private Placement Shares to be voted in favor of the Business Combination Proposal in order to approve the Business Combination Proposal. Because the Business Combination is structured, in part, as a Merger of Inflection Point into PubCo, approval of the Business Combination also required approval of the Merger Proposal. Inflection Point would need only 13,808,889, or approximately 40.1%, of the Public Shares, to be voted in favor of the Merger Proposal in order to approve the Merger Proposal assuming all outstanding shares are voted. Assuming that only the holders of one-third of the Inflection Point Ordinary Shares, representing a quorum under the Inflection Point Organizational Documents, vote their shares at the extraordinary general meeting, Inflection Point will not need any Public Shares in addition to the Founder Shares and Private Placement Shares to be voted in favor of the Merger Proposal in order to approve the Merger Proposal. To the extent that the Sponsor or Inflection Point executive officers purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Inflection Point’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “Summary — Interests of Certain Inflection Point Persons in the Business Combination”.

Q.     Do the Sponsor and Inflection Point’s directors and officers have interests in the Business Combination that differ from or are in addition to the interests of Inflection Point’s shareholders generally?

A.     Yes. The Sponsor and Inflection Point’s officers and directors have interests in the Business Combination that are different from, or in addition to, the interests of Inflection Point’s shareholders generally. The Inflection Point Board was aware of and considered these interests, among other matters, in approving the Business Combination Agreement and the Business Combination, and in determining to recommend that Inflection Point’s shareholders vote in favor of the Business Combination Agreement and the Business Combination. See the section of this proxy statement/prospectus entitled “Summary — Interests of Certain Inflection Point Persons in the Business Combination” for more information.

Q.     What interests do the Air Water directors and officers have in the Business Combination?

A.     Air Water’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of the Inflection Point shareholders generally. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Air Water’s Directors and Executive Officers” for further discussion of these considerations.

Q.     What happens if I sell my Inflection Point Ordinary Shares before the extraordinary general meeting?

A.     The Record Date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your Public Shares after the Record Date, but before the extraordinary general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the extraordinary general meeting but the transferee, and not you, will have the ability to redeem such shares, so long as such transferee takes the required steps to elect to redeem such shares at least two Business Days prior to the scheduled date of the extraordinary general meeting.

Q.     How can I vote my shares without attending the extraordinary general meeting?

A.     If you are a shareholder of record of Inflection Point Ordinary Shares as of the close of business on the Record Date, you can vote by proxy by mail by following the instructions provided in the enclosed proxy card or at the extraordinary general meeting. Please note that if you are a beneficial owner of Inflection Point Ordinary Shares, you may vote by submitting voting instructions to your broker, bank or nominee, or otherwise by following instructions provided by your broker, bank or nominee. Telephone and internet voting will be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank or nominee.

Q.     May I change my vote after I have mailed my signed proxy card?

A.     Yes. Shareholders may send a later-dated, signed proxy card to Inflection Point’s Chief Executive Officer at Inflection Point’s address set forth below so that it is received by Inflection Point’s Chief Executive Officer prior to the vote at the extraordinary general meeting (which is scheduled to take place on            ) or attend the extraordinary general meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to Inflection Point’s Chief Executive Officer, which must be received by Inflection Point’s Chief Executive Officer prior to the vote at the extraordinary general meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q.     What happens if I fail to take any action with respect to the extraordinary general meeting?

A.     If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is approved by shareholders and the Business Combination is consummated, you will become a shareholder and/or warrant holder of PubCo. If you fail to take any action with respect to the extraordinary general meeting and the Business Combination is not approved, you will remain a shareholder and/or rights holder of Inflection Point. However, if you fail to vote with respect to the extraordinary general meeting, you will nonetheless be able to elect to redeem your Public Shares in connection with the Business Combination, so long as you take the required steps to elect to redeem your shares at least two Business Days prior to the initially scheduled date of the extraordinary general meeting pursuant to the procedures described in this proxy statement/prospectus.

Q.     What happens if I vote against the Business Combination Proposal?

A.     If you vote against the Business Combination Proposal but the Business Combination Proposal still obtains the requisite shareholder approval described in this proxy statement/prospectus, then the Business Combination Proposal will be approved and, assuming the approval of the Merger Proposal and the satisfaction or waiver of the other conditions to the closing of the Business Combination, the Business Combination will be consummated in accordance with the terms of the Business Combination Agreement. If you vote against the Business Combination Proposal and the Business Combination Proposal does not obtain the requisite vote at the extraordinary general meeting, then the Business Combination Proposal will fail and Inflection Point will not consummate the Business Combination. If Inflection Point does not consummate the Business Combination, Inflection Point may continue to try to complete a business combination with a different target business until April 28, 2027 (or if such date is further extended at a duly called general meeting, such later date). If Inflection Point fails to complete an initial business combination by April 28, 2027 (or if such date is further extended at a duly called general meeting, such later date), then Inflection Point will be required to liquidate the Trust Account by returning then-remaining funds in the Trust Account to the Public Shareholders.

Q.     What should I do with my share certificates, rights certificates or unit certificates?

A.     Public Shareholders must complete the procedures for electing to redeem their Public Shares, including the delivery of their Public Shares, in the manner described above prior to 5:00 p.m., Eastern Time, on ____________ (two Business Days before the initial scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.

Our rights holders should not submit the certificates relating to their rights. Public Shareholders who do not elect to have their Public Shares redeemed for the pro rata share of the Trust Account should not submit the certificates relating to their Public Shares.

Q.     What should I do if I receive more than one set of voting materials?

A.     Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Inflection Point Ordinary Shares.

Q.     Who will solicit and pay the cost of soliciting proxies for the extraordinary general meeting?

A.     Inflection Point will pay the cost of soliciting proxies for the extraordinary general meeting. Inflection Point has engaged Sodali & Co to assist in the solicitation of proxies for the extraordinary general meeting. Inflection Point has agreed to pay Sodali & Co. a fee of $17,500, plus disbursements. Inflection Point will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Public Shares for their expenses in forwarding soliciting materials to beneficial owners of Public Shares and in obtaining voting instructions from those owners. Inflection Point’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q.     Where can I find the voting results of the extraordinary general meeting?

A.     The preliminary voting results are expected to be announced at the extraordinary general meeting. Inflection Point will publish final voting results of the extraordinary general meeting in a Current Report on Form 8-K within four Business Days after the extraordinary general meeting.

Q.     Who can help answer my questions?

A.     If you have questions about the Business Combination or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card, you should contact:

Inflection Point Acquisition Corp. III
167 Madison Avenue, Suite 205 #1017
New York, NY 10016
(212) 295-5830

You also may obtain additional information about Inflection Point from documents filed with the SEC by following the instructions in the section of this proxy statement/prospectus entitled “Where You Can Find More Information”. If you are a Public Shareholder and you intend to seek redemption, you will need to deliver the certificates for your Public Shares (if any) along with the redemption forms (either physically or electronically) to Continental, at the address below prior to the extraordinary general meeting. Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on (two Business Days prior to the initial scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed. If you have questions regarding the certification of your position or delivery of your share certificates (if any) along with the redemption forms, please contact:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
Attention: SPAC Redemptions Team
Email: spacredemptions@continentalstock.com

SUMMARY

This summary provides an overview of selected information contained in this proxy statement/prospectus and does not contain all of the information that may be important to you. We encourage you to read carefully this entire proxy statement/prospectus, including the annexes and accompanying financial statements of Inflection Point, PubCo and Air Water, to fully understand the proposed Business Combination before voting on the proposals to be considered at the extraordinary general meeting. Please see the section entitled “Where You Can Find More Information.”

Parties to the Business Combination

PubCo

PubCo is a Cayman Islands exempted company incorporated on August 8, 2025. PubCo was formed solely for the purpose of effecting the Business Combination, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments.

The mailing address of PubCo’s registered office is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

Air Water

Air Water is a Cayman Islands exempted company incorporated on July 31, 2025. Air Water was formed solely for the purpose of effecting the Business Combination, and is a holding company with no material assets or operations, other than its ownership of Air Water UK.

Air Water is the beneficial owner of 100% of the issued and outstanding shares of Air Water Ventures Ltd (“Air Water UK”), a private company limited by shares incorporated under the laws of England and Wales. Air Water UK was formed on October 25, 2022 to be a holding company for Air Water’s operations. Air Water UK is the owner of 100% of the issued and outstanding shares of Air Water Units Trading Ltd., the UAE operating subsidiary of the Company, and The Air Water Company LLC, a Delaware limited liability company.

The mailing address for Air Water’s principal place of business is located at Unit 3, Kizad KLP FZ, Kizad, Abu Dhabi, UAE, P.O. Box 109214 and its telephone number is +1 345 949 9876.

Air Water is a sustainable water solutions company that specializes in making high quality drinking water by extracting humidity from the air. Air Water’s main line of business is premium packaged water, sold in aluminum cans and bottles and glass bottles. Air Water also manufactures and sells AWGs ranging from counter-top consumer units to 3,000 liter/day industrial systems that can supply utility-scale water farms. Air Water also builds and operates water farms and bottling sites.

Inflection Point

Inflection Point was incorporated on January 31, 2024, as a Cayman Islands exempted company for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or other similar business combination with one or more businesses or entities, referred to throughout this proxy statement/prospectus as its initial business combination.

On April 28, 2025, Inflection Point consummated its IPO of 25,300,000 Inflection Point Public Units. Each Inflection Point Public Unit was sold at a price of $10.00 per Inflection Point Unit, generating gross proceeds of $253,000,000. Each Unit consists of one Inflection Point Class A Ordinary Share and one Inflection Point Right, with each Inflection Point Right entitling the holder thereof to receive one-tenth of one Inflection Point Class A Ordinary Share upon consummation of Inflection Point’s initial business combination. Simultaneously with the sale of the 25,300,000 Inflection Point Units in the IPO, Inflection Point completed the private sale of an aggregate of 740,000 Private Placement Units to the Sponsor and Cantor at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds of $7,400,000.

Inflection Point’s prospectus for its IPO and the Inflection Point Organizational Documents provide that it has until April 28, 2027 (or such later date as its shareholders may approve in accordance with the Inflection Point Organizational Documents, subject to applicable law), to complete an initial business combination.

Public Shares, Inflection Point Rights and Inflection Point Public Units, consisting of one Inflection Point Class A Ordinary Share and one Inflection Point Right, are traded on Nasdaq under the ticker symbols “IPCX,” “IPCXR,” and “IPCXU,” respectively. Upon the closing of the Business Combination, Inflection Point’s securities will be delisted from Nasdaq.

As of the date of this proxy statement/prospectus, Inflection Point had an aggregate of 26,040,000 Inflection Point Class A Ordinary Shares and 8,433,333 Inflection Point Class B Ordinary Shares issued and outstanding.

The mailing address of Inflection Point’s principal executive office is 167 Madison Avenue Suite 205 #1017, New York, NY 10016, and its telephone number is (212) 295-5830.

The mailing address of Inflection Point’s registered office is Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Merger Sub

Merger Sub is a Cayman Islands exempted company and a direct, wholly-owned subsidiary of Inflection Point that was incorporated on August 5, 2025 to facilitate the consummation of the Business Combination. As part of the Business Combination, Air Water will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity (referred to after the Second Merger as Air Water OpCo) and a direct, wholly-owned subsidiary of PubCo.

The mailing address of Merger Sub’s registered office is Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

The Proposals to be Submitted at the Extraordinary General Meeting

The Business Combination Proposal

As discussed in this proxy statement/prospectus, Inflection Point is asking its shareholders to approve by ordinary resolution and adopt the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A-1, as amended by Annex A-2 and Annex A-3, and the transactions contemplated thereby. The Business Combination Agreement provides for, among other things, following the Redemption, in the First Merger, Inflection Point merging with and into PubCo and one Business Day after the date of the First Merger Effective Time, in the Second Merger, Air Water merging with and into Merger Sub, as a result of which the separate corporate existence of Air Water shall cease and Air Water OpCo shall continue as the surviving company and a wholly owned direct subsidiary of PubCo, resulting in a combined company whereby PubCo will own Air Water OpCo and substantially all of the assets and the business of the combined company will be held and operated by Air Water OpCo and its subsidiaries, as more fully described elsewhere in this proxy statement/prospectus. After consideration of the factors identified and discussed in the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — The Inflection Point Board’s Reasons for the Approval of the Business Combination”, the Inflection Point Board concluded that the Business Combination met the evaluation criteria for an initial business combination disclosed in the prospectus for the IPO.

Organizational Structure

In connection with the completion of the Business Combination, Inflection Point will provide its Public Shareholders the opportunity to redeem their Public Shares on the terms and conditions set forth in the Business Combination Agreement and the Inflection Point Organizational Documents.

The following diagrams illustrate in simplified terms the current structure of Inflection Point and Air Water and the expected structure of PubCo immediately following the Closing.

Simplified Pre-Combination Structure

Simplified Post-Combination Structure

The following diagram illustrates the structure of PubCo immediately following the Business Combination. The percentages shown reflect the voting power, with each PubCo Ordinary Share entitled to one vote per share, and economic interests in PubCo on a combined basis, in each case assuming no redemptions, 50% redemptions, or maximum redemptions. Interests shown exclude (i) up to 20,000,000 Earnout Shares, (ii) 9,772,631 PubCo Ordinary Shares issuable upon exercise of PubCo Series A Investor Warrants and (iii) 12,140,866 PubCo Ordinary Shares issuable upon exercise of PubCo Series A Investor Warrants. Please see the subsection entitled “What equity stake will current Inflection Point shareholders and Air Water shareholders hold in PubCo immediately after the consummation of the Business Combination?” for additional assumptions used in calculating such percentages.

Amendments to the Business Combination Agreement

On December 31, 2025, the Company, PubCo, Inflection Point, and Merger Sub entered into the First BCA Amendment to increase the maximum aggregate share reserve to be available for issuance under the PubCo Equity Incentive Plan and the PubCo Employee Share Purchase Plan from 5.0% of PubCo’s issued share capital as of immediately after Closing to 10.0% of PubCo’s issued share capital as of immediately after Closing.

On June 5, 2026, the Company and Inflection Point entered into the Second BCA Amendment which amends the Business Combination Agreement to reflect, among other things: (i) a reduction in the Purchase Price from $300,000,000 to $200,000,000, (ii) modifications to the definitions of Triggering Event I, Triggering Event II and Triggering Event III upon which Earnout Shares may be issued to Eligible Company Equityholders and PSU Holders, (iii) a reduction in the number of Earnout Shares issuable upon the occurrence of any and each of Triggering Event I, Triggering Event II, Triggering Event III and Triggering Event IV from a maximum of 30,000,000 Earnout Shares in four equal tranches of 7,500,000 Earnout Shares to a maximum of 20,000,000 Earnout Shares in four equal tranches of 5,000,000 Earnout Shares and (iv) an updated allocation schedule with respect to the Eligible Company Equityholders and PSU Holders who would be entitled to receive Earnout Shares.

Transactions and Consideration

One day prior to the date of the First Merger Effective Time:

(i)     each then-issued and outstanding Inflection Point Unit shall be automatically detached into one Inflection Point Class A Ordinary Share and one Inflection Point Right;

(ii)    each Inflection Point Class B Ordinary Share that is issued and outstanding at such time shall be automatically converted into one Inflection Point Class A Ordinary Share, and following such conversion, each Inflection Point Class B Ordinary Share shall no longer be outstanding, and each former holder of such Inflection Point Class B Ordinary Share shall thereafter cease to have any rights with respect to such securities; and

(iii)   each Inflection Point Right that is issued and outstanding at such time shall be automatically converted into one-tenth of one Inflection Point Class A Ordinary Share (provided, that if a holder of Inflection Point Rights would be entitled to receive a fraction of an Inflection Point Class A Ordinary Share upon the Rights Conversion, the number of Inflection Point Class A Ordinary Shares issued to such holder upon the Rights Conversion will be rounded down to the nearest whole number of Inflection Point Class A Ordinary Shares without cash settlement for such rounded fraction).

At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of any party or the holders of securities of Inflection Point or PubCo:

(i)     each Inflection Point Class A Ordinary Share (other than any Excluded Shares, Inflection Point Dissenting Shares and Redeeming Shares), which is issued and outstanding immediately prior to the First Merger Effective Time, shall be converted into the right to receive one PubCo Ordinary Share, and all of the Inflection Point Ordinary Shares that converted into the right to receive one PubCo Ordinary Share shall no longer be outstanding and shall automatically be cancelled and shall cease to exist at the First Merger Effective Time, and each holder of a certificate previously representing any such Inflection Point Ordinary Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the PubCo Ordinary Share into which such Inflection Point Ordinary Shares shall have been converted;

(ii)    each Excluded Share that is issued and outstanding immediately prior to the First Merger Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, without any conversion thereof and no consideration shall be paid with respect thereto;

(iii)   each Redeeming Share shall automatically be cancelled and shall cease to exist, and each holder of such Redeeming Shares shall thereafter cease to have any rights with respect to such securities except the right to be paid the Redemption Price in accordance with the Inflection Point Organizational Documents;

(iv)   each Inflection Point Dissenting Share shall automatically be cancelled by virtue of the First Merger and shall cease to exist and the holder of such Inflection Point Dissenting Share shall thereafter cease to have any rights with respect to such Inflection Point Dissenting Share, and instead shall be entitled to the right to be paid the fair value of such Inflection Point Dissenting Share and such other rights as are granted by Section 238 of the Companies Act; and

(v)    each PubCo Ordinary Share that is issued and outstanding immediately prior to the First Merger Effective Time (excluding, for the avoidance of doubt, any PubCo Ordinary Shares issued at the First Merger Effective Time in connection with the First Merger) shall be irrevocably surrendered to PubCo for cancellation and for consideration equal to the subscription price (if any) that was paid for such PubCo Ordinary Share, and Air Water and PubCo shall cause the PubCo Sole Shareholder (as defined in the Business Combination Agreement and as the sole holder of such ordinary shares of PubCo being surrendered) to irrevocably consent to such surrender.

At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of any party of the holders of securities of the Company or PubCo:

(i)     each Company Ordinary Share that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into the right to receive a number of PubCo Ordinary Shares equal to the Exchange Ratio;

(ii)    each Company Series A Preferred Share that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into the right to receive a number of PubCo Series A Preferred Shares equal to (x) the aggregate Accrued Value attributable to such Company Series A Preferred Share divided by (y) $1,000;

(iii)   each Company Warrant that is issued and outstanding immediately prior to the Second Merger Effective Time that was issued pursuant to a Pre-Funded PIPE Subscription Agreement or Subscription Agreement will be converted into the right to receive a PubCo Series A Investor Warrant exercisable for a number of PubCo Ordinary Shares equal to (x) the number of Company Ordinary Shares issuable upon conversion of the holder’s Company Series A Preferred Shares upon a hypothetical conversion of such Company Series A Preferred Shares immediately prior to the Second Merger multiplied by (y) the Exchange Ratio;

(iv)   each Company Warrant that is issued and outstanding immediately prior to the Second Merger Effective Time which was not issued pursuant to a Pre-Funded PIPE Subscription Agreement or Subscription Agreement will be converted into the right to receive a PubCo Series A Investor Warrant exercisable for a number of PubCo Ordinary Shares equal to the number of Company Ordinary Shares issuable upon a hypothetical conversion of such Company Warrant as of immediately prior to the Second Merger;

(v)    each Company RSU that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into the right to receive a PubCo RSU on the same terms and conditions (including applicable vesting, settlement and termination provisions) as are in effect with respect to each such award of Company RSUs; provided, that each award of PubCo RSUs will be subject to the number of PubCo Ordinary Shares equal to the product of (x) the number of whole Company Ordinary Shares that were subject to such award of Company RSUs (with any fractional share otherwise resulting rounded down to the nearest whole share) immediately prior to the Second Merger Effective Time, multiplied by (y) the Exchange Ratio;

(vi)   each Company PSU that is issued and outstanding and unvested immediately prior to the Second Merger Effective Time shall be assumed and converted into the right to receive a PubCo PSU on the same terms and conditions (including applicable performance vesting criteria and other applicable settlement and termination provisions) as are in effect with respect to each such award of Company PSUs immediately prior to the Second Merger Effective Time; provided, that each award of Company PSUs will be subject to a number of PubCo Ordinary Shares, determined based on the pro-rata portion of Earnout Shares attributable to such holder’s Company RSUs, subject to achievement of the applicable Triggering Event (with any fractional share otherwise resulting rounded down to the nearest whole share); and

(vii)  each Merger Sub Share that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share of Air Water OpCo.

The “Exchange Ratio” will be equal to the Aggregate Base Consideration divided by the total number of Company Ordinary Shares (including the Company Ordinary Shares underlying the Company RSUs) issued and outstanding immediately prior to the Second Merger Effective Time.

Each PubCo Series A Preferred Share that is issued in exchange for Company Series A Preferred Shares in the Business Combination will remain issued and outstanding after consummation of the Business Combination and will be convertible, at any time and from time to time, into a certain number of PubCo Ordinary Shares at the option of the holder of the PubCo Series A Preferred Share, as further specified in the PubCo A&R Articles. See “Description of PubCo Securities — Conversion of PubCo Preference Shares” of this proxy statement/prospectus for additional information.

In addition, following the Second Merger Effective Time, PubCo will issue to Eligible Company Equityholders and the PSU Holders up to 20,000,000 additional Earnout Shares in four tranches of 5,000,000, respectively, if:

•        (i) with respect to on or prior to the quarter ending December 31, 2027, the Revenue Run Rate equals or exceeds $80,000,000;

•        on or prior to the quarter ending December 31, 2027, the EBITDA Run Rate equals or exceeds $30,000,000;

•        on or prior to the quarter ending June 30, 2028, (a) the Revenue Run Rate equals or exceeds $160,000,000 and (b) the EBITDA Run Rate equals or exceeds $70,000,000; and

•        within the Earnout Period, the Ordinary Share Price is greater than or equal to $20.00.

Closing Conditions

The Business Combination is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, approval of the Business Combination and related agreements and transactions by the respective shareholders of Inflection Point and Air Water, and the performance of Inflection Point and Air Water in all material respects all of their respective obligations and covenants under the Business Combination Agreement.

For further details, see “The Business Combination Proposal — Business Combination Agreement — Conditions to Closing”.

Ancillary Documents

Inflection Point, PubCo and the Company have entered into or will enter into certain additional agreements pursuant to the Business Combination Agreement, which are summarized below. For additional information, see “Ancillary Documents.”

Company Support Agreement

Concurrently with the execution of the Business Combination Agreement, Inflection Point entered into Company Support Agreements (each, a “Company Support Agreement”) with Air Water, PubCo and certain shareholders of Air Water (collectively, the “Supporting Shareholders”), pursuant to which each Supporting Shareholder has agreed to, among other things, (i) vote Company Ordinary Shares held by such Supporting Shareholder (together with any other equity securities thereafter acquired by such Supporting Shareholder the “Company Subject Securities”) in favor of the Business Combination Agreement and the transactions contemplated thereby, (ii) be bound by certain other covenants and agreements related to the Business Combination, (iii) be bound by certain transfer restrictions with respect to the Company Subject Securities and (iv) waive its dissenter rights under Section 238 of the Companies Act and any other similar statute.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor has entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with Inflection Point, PubCo and Air Water, pursuant to which Sponsor has agreed to, among other things, (i) vote the Inflection Point Class B Ordinary Shares and the Inflection Point Class A Ordinary Shares held by Sponsor (together with any other equity securities thereafter acquired by Sponsor, the “Sponsor Subject Securities”) in favor of the Required Shareholder Approval at any meeting of Inflection Point Shareholders to be called for approval of the Business Combination, (ii) waive its anti-dilution rights in the Inflection Point Organizational Documents, (iii) waive its dissenter rights under Section 238 of the Companies Act and any other similar statute, (iv) be bound by certain other covenants and agreements related to the Business Combination and (v) be bound by certain transfer restrictions with respect to the Sponsor Subject Securities, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement. The Sponsor Support Agreement also provides that Sponsor has agreed irrevocably to waive its redemption rights in connection with the consummation of the Business Combination with respect to any Sponsor Subject Securities they may hold.

Lock-Up Agreements

In connection with the Closing, the holders of Company Ordinary Shares as of immediately prior to the Second Merger Effective Time will each enter into an agreement (the “Company Shareholder Lock-Up Agreement”) providing that such holder of Company Ordinary Shares will not, subject to certain customary exceptions, transfer its Restricted Securities (as defined in the Company Shareholder Lock-Up Agreements) during the period commencing from the Closing Date until the earlier of (i) six months after the Closing or (ii) the date following the Closing on which PubCo completes a liquidation, merger, share exchange, reorganization or other similar transaction in which all of its shareholders have the right to exchange their ordinary shares for cash, securities or other property.

In connection with the Closing, the Sponsor and certain other Inflection Point Shareholders who are members of Inflection Point’s board of directors and/or management team (such individuals, the “Inflection Point Insiders”) will enter into an agreement (the “Sponsor Lock-Up Agreement”) providing that Sponsor and the Inflection Point Insiders will not, subject to certain customary exceptions, transfer (i) the General Restricted Securities during the period commencing from the Closing Date until the date that is the earlier of (x) six months after the Closing and (y) the date following the Closing on which PubCo completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property or (ii) the Private Placement Restricted Securities (as defined below) during the period commencing from the Closing Date until the date that is the earliest of (x) 30 days after the Closing and (y) the date following the Closing on which PubCo completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property. For purposes of the Sponsor Lock-Up Agreement, (a) “Private Placement Restricted Securities” means the PubCo Ordinary Shares issued to the Sponsor pursuant to the Business Combination Agreement in exchange for the 500,000 units consisting of one Inflection Point Class A Ordinary Share and one right to receive one-tenth of one Inflection Point Class A Ordinary Share upon Closing following the unit separation (together with any dividends or distributions with respect to such securities or into which such securities are changed or exchanged or which are received in any recapitalization, share exchange, share conversion or similar transactions), and (b) “General Restricted Securities” means the PubCo Ordinary Shares issued to the Sponsor or the Inflection Point Insiders in exchange for Inflection Point Class A Ordinary Shares received by Sponsor or the Inflection Point Insiders upon conversion of Inflection Point Class B Ordinary Shares, pursuant to the terms of the Business Combination Agreement (together with any dividends or distributions with respect to such securities or into which such securities are changed or exchanged or which are received in any recapitalization, share exchange, share conversion or similar transactions).

New Registration Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, PubCo, certain Air Water equityholders, Sponsor, IPF, and the other parties signatory thereto will enter into a Registration Rights Agreement (the “New Registration Rights Agreement”), pursuant to which PubCo will agree to register for resale certain Registrable Securities that are held by the parties thereto from time to time. Pursuant to the New Registration Rights Agreement, among other things, PubCo will agree to file a shelf registration statement registering the sale or resale of all of the Registrable Securities no later than 30 days after the Closing Date. Pursuant to the New Registration Rights Agreement, PubCo will also provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The New Registration Rights Agreement also provides that PubCo will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities.

Company Series A Preferred Shares Subscription Agreements

In connection with the transactions contemplated by the Business Combination Agreement, on July 25, 2025, Air Water UK entered into the Pre-Signing PIPE Subscription Agreement with IPF, pursuant to which, among other things, IPF subscribed for and purchased from Air Water UK 607 Air Water UK Series A Shares, for aggregate consideration of approximately $4 million. The proceeds from such Subscription Agreement were used by Air Water UK to complete the repurchase of certain shares from Mr. Alexander David Guy, Ms. Kirsty Guy (Mr. Guy’s spouse), AKP AG (a company affiliated with Mr. Guy) and Mr. Robert Bain, as further described in the section entitled “Related Party Transactions — Air Water Relationships and Related Party Transactions — Share Repurchase Agreements.” Subsequently, on August 17, 2025, the shareholders of Air Water UK (including IPF) exchanged 100% of their shares in Air Water UK for an allotment of shares in the Company as part of an internal reorganization.

On August 25, 2025, in connection with the transactions contemplated by the Business Combination Agreement, the Company entered into (i) the Pre-Funded PIPE Subscription Agreement with the Pre-Funded PIPE Investors, pursuant to which the Pre-Funded PIPE Investors have agreed to purchase approximately $28.5 million of the Company’s Series A1 Preferred Shares and Company Warrants, which transactions have been consummated concurrently with the execution of the Business Combination Agreement and (ii) the Closing PIPE Subscription Agreements with the Closing PIPE Investors, pursuant to which the Closing PIPE Investors have agreed to purchase approximately $31 million of Company Series A Preferred Shares and Company Warrants, which transactions will be consummated immediately prior to the Second Merger Effective Time. The Subscription Agreements include customary representations and warranties from the Company and the PIPE Investors and customary closing conditions. The Subscription Agreements also include customary covenants and agreements related to transfer restrictions and indemnification. In addition, PubCo and the PIPE Investors will enter into registration rights agreements providing for customary registration rights for the Registrable Securities (as defined therein).

On March 19, 2026, the Company entered into (i) the Pre-Funded PIPE Subscription Agreement with Tau Capital pursuant to which Tau Capital purchased $5.0 million of Company Series A Preferred Shares and Company Warrants, and (ii) the Closing PIPE Subscription Agreements with additional Closing PIPE Investors, pursuant to which the Closing PIPE Investors have agreed to purchase approximately $15.0 million of Company Series A Preferred Shares and Company Warrants, which transactions will be consummated immediately prior to the Second Merger Effective Time.

Further, on May 25, 2026 and June 5, 2026, the Company entered into additional Pre-Funded PIPE Subscription Agreements pursuant to which a certain PIPE Investor and IPF agreed to purchase $7.5 million and $5.0 million, respectively, of Company Series A Preferred Shares and Company Warrants.

As of July 2, 2026, the Company has received, or will receive, a total of $96.0 million in committed proceeds from PIPE Investors in the PIPE Investment, consisting of (i) $4.0 million received from the Pre-Signing PIPE Investment, (ii) $46.0 million received from the Pre-Funded PIPE Investment and (iii) $46.0 million to be received from the Closing PIPE Investment. The Closing PIPE Investment includes $1.0 million of fixed return payable under a facility agreement entered into between Air Water UK and a Closing PIPE Investor that will be converted into PubCo Series A Investor Warrants at closing of the Business Combination.

For additional information regarding the Subscription Agreements, see “The Business Combination Proposal — Ancillary Documents — Company Series A Preferred Shares Subscription Agreements”.

The Merger Proposal

Inflection Point will ask its shareholders to approve the Merger Proposal to approve the First Merger and the First Plan of Merger. The Inflection Point Board has unanimously approved the Merger Proposal. Approval of the Merger Proposal is a condition to the consummation of the Business Combination.

The Advisory Organizational Document Proposals

Inflection Point will ask its shareholders to approve on a non-binding advisory basis five separate Advisory Organizational Document Proposals in connection with the replacement of the Inflection Point Organizational Documents with the PubCo A&R Articles. The Inflection Point Board has unanimously approved the Advisory Organizational Document Proposals and believes such proposals are necessary to adequately address the needs of PubCo after the Business Combination. Approval of the Advisory Organizational Document Proposals is not a condition to the consummation of the Business Combination.

A brief summary of each of the Advisory Organizational Document Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the PubCo A&R Articles.

Advisory Organizational Document Proposal 3A — Under the PubCo A&R Articles, PubCo would be authorized to issue (A) 499,870,000 PubCo Ordinary Shares and (B) 130,000 PubCo Series A Preferred Shares.

Advisory Organizational Document Proposal 3B — The PubCo A&R Articles may be altered or amended by special resolution (which has the meaning given to the term in the Companies Act); provided that, for so long as the Inflection Point Entities (as defined in the PubCo A&R Articles) hold at least 20% of the PubCo Series A Preferred Shares that are issued and outstanding as at the date the PubCo A&R Articles are adopted, any amendment, alteration or repeal of the PubCo A&R Articles that materially and adversely affects the powers, preferences or rights attaching to the PubCo Series A Preferred Shares shall also require the consent of the holders of more than 50%, by number, of the PubCo Series A Preferred Shares.

Advisory Organizational Document Proposal 3C — The Inflection Point Organizational Documents classify the directors of Inflection Point into three classes with staggered terms of office depending on the class of each director, whereas the PubCo A&R Articles do not provide for a classified board of directors.

Advisory Organizational Document Proposal 3D — The PubCo A&R Articles allow a director to be removed by ordinary resolution of the shareholders of PubCo.

Advisory Organizational Document Proposal 3E — The PubCo A&R Articles provide for a number of protective provisions so long as the Inflection Point Entities hold at least 20% of the PubCo Series A Preferred Shares that are issued and outstanding as at the date the PubCo A&R Articles are adopted, in which case Series A Majority Consent is required to: (a) liquidate, dissolve or wind-up the affairs of PubCo, (b) amend, alter or repeal the PubCo A&R Articles in a manner that materially and adversely affects the powers, preferences or rights attaching to the PubCo Series A Preferred Shares, (c) create any equity security, authorize the creation of any equity security, classify any equity security, reclassify any equity security, or issue any other security convertible into or exercisable for any equity security, unless such security ranks junior to the PubCo Series A Preferred Shares with respect to its rights, preferences and privileges (including rights to receive dividends and participate in distributions or payments upon liquidation, dissolution or winding up), (d) increase the authorized share capital of the PubCo Series A Preferred Shares, (e) purchase or redeem or pay any cash dividend on any share ranking junior to the PubCo Series A Preferred Shares (with respect to rights to receive dividends and participate in distributions or payments upon liquidation, dissolution or winding up), except for shares in the capital of PubCo being repurchased by PubCo at cost from employees in connection with the cessation of their service or pursuant to the terms of any equity incentive plan adopted by PubCo, (f) enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under an incentive plan, equity plan or equity-based compensation plan adopted by PubCo, or with respect to employment, consulting or award agreements with respect to executive officers or directors of PubCo, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of PubCo, or (g) incur or guarantee any new indebtedness other than equipment leases or trade payables incurred in the ordinary course of business.

The Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the extraordinary general meeting to authorize Inflection Point to consummate the Business Combination (because the Business Combination Proposal and/or the Merger Proposal have not been approved), the chairman of the meeting may submit a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies in the event, (ii) if Inflection Point determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Mergers or any other transaction contemplated by the Business Combination Agreement or the related agreements.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held at [•] a.m. Eastern Time, on [•], 2026. The extraordinary general meeting will be held at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast at https://www.cstproxy.com/inflectionpointacquisitioniii/2026. For the purposes of Cayman Islands law and the Inflection Point Organizational Documents, the physical location of the extraordinary general meeting will be at the offices of White & Case LLP, 1221 Avenue of the Americas, New York, NY 10020.

Registering for the Extraordinary General Meeting

Any shareholder wishing to attend the extraordinary general meeting virtually should register for the extraordinary general meeting by [•] at [•] a.m. Eastern Time. To register for the extraordinary general meeting, please follow these instructions as applicable to the nature of your ownership of Inflection Point Ordinary Shares:

•        If your shares are registered in your name with Continental and you wish to attend the virtual meeting, go to https://www.cstproxy.com/inflectionpointacquisitioniii/2026, enter the 12-digit control number included on your proxy card or notice of the extraordinary general meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the extraordinary general meeting you will need to log back into the extraordinary general meeting site using your control number. Pre-registration is recommended, but is not required in order to participate in the virtual meeting.

•        Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other nominee) who wish to attend the extraordinary general meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the online extraordinary general meeting. After contacting Continental, a beneficial holder will receive an e-mail prior to the extraordinary general meeting with a link and instructions for entering the extraordinary general meeting online. Beneficial shareholders should contact Continental Stock Transfer & Trust Company at least five Business Days prior to the extraordinary general meeting date in order to ensure access.

Voting Power; Record Date

Inflection Point’s shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned Inflection Point Ordinary Shares at the close of business on June 24, 2026, which is the Record Date. Shareholders will have one vote for each Inflection Point Ordinary Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. Inflection Point Rights do not have voting rights. At the close of business on the Record Date, there were 33,733,333 Inflection Point Ordinary Shares outstanding, of which 25,300,000 were Public Shares, with the rest being held by Inflection Point’s initial shareholders.

Quorum and Vote of Inflection Point Shareholders

A quorum of Inflection Point shareholders is necessary to hold a valid meeting. A quorum will be present at the Inflection Point extraordinary general meeting if the holders of one-third of the issued and outstanding Inflection Point Ordinary Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy is present. Abstentions, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes will not be considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

As of the Record Date for the extraordinary general meeting, 11,244,445 Inflection Point Ordinary Shares would be required to achieve a quorum.

The Sponsor has agreed to vote all the Founder Shares, Private Placement Shares and any Public Shares it may hold in favor of all the proposals being presented at the extraordinary general meeting. In addition, Cantor has agreed to vote all the Private Placement Shares it holds in favor of all the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor and Cantor collectively own 26.6% of the issued and outstanding Inflection Point Ordinary Shares. As a result, Inflection Point would need only 8,063,334, or approximately 31.9%, of the Public Shares, to be voted in favor of the Business Combination Proposal in order to approve the Business Combination Proposal (assuming all outstanding shares are voted). Assuming that only the holders of one-third of the Inflection Point Ordinary Shares, representing a quorum under the Inflection Point Organizational Documents, vote their shares at the extraordinary general meeting, Inflection Point will not need any Public Shares in addition to the Founder Shares and Private Placement Shares to be voted in favor of the Business Combination Proposal in order to approve the Business Combination Proposal. Because the Business Combination is structured, in part, as a Merger of Inflection Point into PubCo, approval of the Business Combination also required approval of the Merger Proposal. Inflection Point would need only 13,808,889, or approximately 40.1%, of the Public Shares, to be voted in favor of the Merger Proposal in order to approve the Merger Proposal assuming all outstanding shares are voted. Assuming that only the holders of one-third of the Inflection Point Ordinary Shares, representing a quorum under the Inflection Point Organizational Documents, vote their shares at the extraordinary general meeting, Inflection Point will not need any Public Shares in addition to the Founder Shares and Private Placement Shares to be voted in favor of the Merger Proposal in order to approve the Merger Proposal.

The proposals presented at the extraordinary general meeting require the following votes:

•        Business Combination Proposal — The approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of a simple majority of the holders of the Inflection Point Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Business Combination Proposal is conditioned on the approval of the Merger Proposal. Therefore, if the Merger Proposal is not approved, the Business Combination Proposal will have no effect, even if approved by the requisite holders of Inflection Point Ordinary Shares.

•        Merger Proposal — The approval of the Merger Proposal requires a special resolution under the Companies Act, being the affirmative vote of holders of a majority of at least two-thirds of the Inflection Point Ordinary Shares, who being present in person or, where proxies are allowed, by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Merger Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Merger Proposal will have no effect, even if approved by the requisite holders of Inflection Point Ordinary Shares.

•        Advisory Organizational Document Proposals — The separate approval of each of the Advisory Organizational Document Proposals, each of which is a non-binding vote, requires an ordinary resolution, being the affirmative vote of a simple majority of the holders of the Inflection Point Ordinary Shares, who being present in person or, where proxies are allowed, by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

•        Adjournment Proposal — The approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of a simple majority of the holders of the Inflection Point Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.

Abstentions, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes will not be considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

Redemption Rights

Pursuant to the Inflection Point Organizational Documents, a Public Shareholder may request to redeem all or a portion of its Public Shares for cash in connection with the completion of the Business Combination. As a Public Shareholder, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)     (i) hold Public Shares or (ii) hold Public Shares through Inflection Point Units and elect to separate your Inflection Point Units into the underlying Public Shares and Inflection Point Rights prior to exercising your redemption rights with respect to the Public Shares;

(b)    submit a written request to Continental, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

(c)     deliver your share certificates for Public Shares (if any) along with the redemption forms to Continental, physically or electronically through DTC.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [•], 2026 (two Business Days before the initial scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.

Any Public Shareholder (who is not the Sponsor or a founder, officer or director of Inflection Point) may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is abandoned, the Public Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers the certificates for its shares (if any)

along with the redemption forms to Continental, Inflection Point will redeem such Public Shares at the Redemption Price. For illustrative purposes, as of the Record Date, this would have amounted to approximately $10.43 per issued and outstanding Public Share. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares.

Any request to redeem Public Shares, once made, may not be withdrawn unless the directors of Inflection Point determine (in their sole discretion) to permit the withdrawal of such request for redemption (which they may do in whole or in part). See the section of the proxy statement/prospectus entitled “The Extraordinary General Meeting of Inflection Point Shareholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a Public Shareholder, acting together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding or disposing of Public Shares, will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, with respect to more than 15% of the then-issued Public Shares in the aggregate without the prior consent of Inflection Point.

Holders of the Founder Shares, Private Placement Shares and Inflection Point Rights will not have redemption rights with respect to such securities.

There are no agreements, arrangements, or understandings between the Sponsor and unaffiliated security holders of Inflection Point regarding redemption of outstanding securities of Inflection Point.

Appraisal Rights

Holders of Inflection Point Ordinary Shares have appraisal rights in connection with the First Merger. The Companies Act prescribes when shareholder appraisal or dissenters’ rights will be available and sets limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, shareholders are still entitled to exercise Redemption Rights, as set out herein. For more information, see the section of this proxy statement/prospectus entitled “Proposal No. 2 — The Merger Proposal — Appraisal Rights under the Companies Act”.

Proxy Solicitation

Inflection Point is soliciting proxies on behalf of the Inflection Point Board. This solicitation is being made by mail but also may be made by telephone or in person. Inflection Point and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Inflection Point will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Inflection Point will bear the cost of the solicitation.

Inflection Point has engaged Sodali & Co. to assist in the solicitation process and will pay Sodali & Co. a fee of $17,500, plus disbursements.

Inflection Point will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Inflection Point will reimburse them for their reasonable expenses.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “The Extraordinary General Meeting of Inflection Point Shareholders — Revoking Your Proxy”.

Interests of Certain Inflection Point Persons in the Business Combination

When you consider the recommendation of the Inflection Point Board in favor of approval of the Business Combination Proposal and the other proposals included herein, you should keep in mind that the Sponsor, IPF, and Inflection Point’s directors and officers have interests in such Proposals that are different from, or in addition to, those of Inflection Point’s shareholders generally. Further, Inflection Point’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section titled “Information About Inflection Point — Conflicts of Interest”. Inflection Point believes there were no such opportunities that were not presented as a result of the existing fiduciary or contractual obligations of its officers and directors to other entities. The Inflection Point Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to its shareholders that they vote in favor of the proposals to be presented at the extraordinary general meeting, including the Business Combination Proposal. Inflection Point Shareholders should take these interests into account in deciding whether to approve the proposals to be presented at the extraordinary general meeting, including the Business Combination Proposal. These interests include, among other things:

•        The Sponsor made an initial investment of $25,000, or approximately $0.004 per share, on February 5, 2024, to cover certain pre-IPO expenses, in exchange for the issuance of 5,750,000 Founder Shares. Subsequently on October 10, 2024, Inflection Point effected a share capitalization of 1,916,667 Inflection Point Class B Ordinary Shares, as a result of which the Sponsor owned 7,666,667 Founder Shares for which it paid approximately $0.003 per share. On November 18, 2024, Inflection Point effected a share capitalization of 766,666 Inflection Point Class B Ordinary Shares, as a result of which the Sponsor owned 8,433,333 Founder Shares for which it paid approximately $0.003 per share. The Sponsor is controlled by its manager, IPAM. Michael Blitzer, Inflection Point’s Chairman and Chief Executive Officer is the Chief Investment Officer of IPAM and therefore controls IPAM and the Sponsor. IPF has an economic interest in 4,256,885, or approximately 50.5%, of the Founder Shares held by the Sponsor. Mr. Blitzer and Mr. Shannon, Inflection Point’s Chief Operating Officer, are affiliates of IPF and have economic interests in IPF, including performance allocations, management fees and as limited partners. Each other director and officer of Inflection Point has economic interests in the Founder Shares held by the Sponsor, including in some cases, as limited partners of IPF. Mr. Blitzer has an economic interest in 2,535,066, or approximately 30.1%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares, for which he paid $7,515. Mr. Shannon has an economic interest in 691,382, or approximately 8.2%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares, for which he paid $2,050. The 8,433,333 PubCo Ordinary Shares that the Sponsor and its permitted transferees will receive upon conversion of such Founder Shares in the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of approximately $87.1 million based on the closing price of $10.33 per Inflection Point Class A Ordinary Share on Nasdaq on July 1, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such PubCo Ordinary Shares will be subject to lock-up restrictions, Inflection Point believes such shares will have less value.

•        The Sponsor purchased 500,000 Private Placement Units for $5,000,000, or $10.00 per Private Placement Unit, in a private placement that closed simultaneously with the IPO. The Sponsor is controlled by its manager, IPAM. Michael Blitzer, Inflection Point’s Chairman and Chief Executive Officer is the Chief Investment Officer of IPAM and therefore controls IPAM and the Sponsor. IPF has an economic interest in 354,500, or approximately 70.9%, of the Private Placement Units held by the Sponsor. Mr. Blitzer and Mr. Shannon are affiliates of IPF and have variable economic interests in IPF, including performance allocations, management fees and as limited partners. Certain of the directors and officers of Inflection Point have economic interests in the Private Placement Units held by the Sponsor, including in some cases, as limited partners of IPF. Following the Business Combination, the 550,000 PubCo Ordinary Shares that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $5.7 million based on the closing price of $10.33 per Inflection Point Class A Ordinary Share on Nasdaq on July 1, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such PubCo Ordinary Shares will be subject to lock-up restrictions, Inflection Point believes such shares will have less value.

•        Given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Public Shares included in the Inflection Point Units sold in the IPO, the Sponsor may earn a positive rate of return on its investment even if the PubCo Ordinary Shares trade below $10.00 per share and the Public Shareholders experience a negative rate of return following the Closing. Accordingly, the economic interests of the Sponsor diverge from the economic interests of Public Shareholders because the Sponsor will realize a gain on its investment from the completion of any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share.

•        The Sponsor, and therefore IPF and the other members of the Sponsor, will lose its entire investment in us if we do not complete a business combination by April 28, 2027 (or if such date is extended at a duly called meeting of the Inflection Point shareholders, such later date). If we do not consummate a business combination by such date, as promptly as reasonably possible but not more than 10 Business Days thereafter, we will redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for the claims of creditors and the requirements of other applicable law. In such event, the Inflection Point Rights may be worthless and the 8,933,333 Inflection Point Ordinary Shares owned by our Sponsor may be worthless because following the redemption of Public Shares, we would likely have few, if any, net assets and because the Sponsor has agreed to waive their rights to liquidating distributions from the Trust Account with respect to such shares if we fail to complete a business combination within the required period.

•        In exchange for the Company Series A1 Preferred Shares and Company Warrants that IPF received upon conversion of securities it purchased in Air Water UK for an aggregate of $4 million, IPF will receive at the Closing, (i) a number of PubCo Series A Preferred Shares equal to (a) the aggregate Accrued Value attributable to such Company Series A1 Preferred Shares divided by (b) $1,000 (approximately 5,384.88 PubCo Series A Preferred Shares taking into account accrued dividends through August 25, 2026; such number of PubCo Series A Preferred Shares may increase prior to Closing due to additional accrued dividends after such date), (ii) a PubCo Series A Investor Warrant exercisable for approximately 2,448,740 PubCo Ordinary Shares at an initial exercise price of $12.00 per share, subject to adjustment (taking into account accrued dividends through August 25, 2026; such number of PubCo Ordinary Shares may increase prior to Closing due to additional accrued dividends after such date) and (iii) up to 2,176,109 PubCo Ordinary Shares, vesting in four equal tranches upon the occurrence of Triggering Event I, Triggering Event II, Triggering Event III, and Triggering Event IV, respectively.

•        In exchange for the Company Series A1 Preferred Shares and Company Warrant that IPF purchased for an aggregate of $16 million, IPF will receive at the Closing, (i) a number of PubCo Series A Preferred Shares equal to (a) the aggregate Accrued Value attributable to such Company Series A1 Preferred Shares divided by (b) $1,000 (approximately 11,734.97 PubCo Series A Preferred Shares taking into account accrued dividends through August 25, 2026; such number of PubCo Series A Preferred Shares may increase prior to Closing due to additional dividends after such date), (ii) a PubCo Series A Investor Warrant exercisable for approximately 1,763,209 PubCo Ordinary Shares at an initial exercise price of $12.00 per share, subject to adjustment (taking into account dividends interest through August 25, 2026; such number of PubCo Ordinary Shares may increase prior to Closing due to additional accrued dividends after such date), and (iii) up to 1,386,924 PubCo Ordinary Shares, vesting in four equal tranches upon the occurrence of Triggering Event I, Triggering Event II, Triggering Event III, and Triggering Event IV, respectively.

•        Inflection Point’s Sponsor, officers and directors, and IPF, have agreed not to redeem any of the Founder Shares or Inflection Point Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination.

•        If the Trust Account is liquidated, the Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•        Inflection Point’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy for a period of six years after the Business Combination for events occurring prior to the Business Combination.

•        The Sponsor, IPAM, and their directors, officers, employees, principals, managers, partners, members, shareholders, equityholders, control persons, affiliates, agents, advisors, consultants and representatives will be eligible for continued indemnification for (i) the IPO or Inflection Point’s operations or conduct of its business (including, for the avoidance of doubt, the Business Combination), or (ii) any claim against the Sponsor and/or IPAM alleging any expressed or implied management or endorsement by the Sponsor and/or IPAM of any activities of Inflection Point or any express or implied association between the Sponsor and/or IPAM, on the one hand, and Inflection Point or any of its affiliates, on the other hand.

•        The continuation of Kevin Shannon, Inflection Point’s Chief Operating Officer, as a director of the PubCo Board following the Closing. As such, in the future he may receive any cash fees, share options or share awards that the PubCo Board determines to pay to its directors.

•        In connection with the Closing, the Sponsor and Inflection Point’s officers and directors would be entitled to the repayment of any outstanding working capital loan and advances that have been made to Inflection Point. In order to finance transaction costs in connection with a business combination, the Sponsor or IPF or certain of Inflection Point’s officers or directors may, but are not obligated to, make Working Capital Loans to Inflection Point as may be required. In the event that a business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account, including permitted withdrawals, to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement units at $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units. As of the date of this proxy statement/prospectus, no such Working Capital Loans are outstanding.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Inflection Point from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of March 31, 2026, there are no reimbursable out-of-pocket expenses outstanding.

•        Pursuant to the New Registration Rights Agreement, Inflection Point’s officers and directors, and the Sponsor and its members, will have customary registration rights, including demand and piggy-back rights subject to certain requirements and customary conditions, with respect to the Registrable Securities held by such parties following the consummation of the Business Combination.

In addition, as a result of multiple business affiliations, Inflection Point’s directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require its directors and officers to present a business combination opportunity to such other entity and only present it to Inflection Point if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. Inflection Point believes, however, that there were no such corporate opportunities presented to its directors and officers which were not presented to Inflection Point, and therefore that its directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact its search for a business combination target. For more information, see “Information About Inflection Point — Conflicts of Interest.”

The audit committee of the Inflection Point Board engaged Newbridge to provide an opinion to the Inflection Point Board as to the fairness, from a financial point of view, to the Inflection Point Unaffiliated Shareholders of Inflection Point of the Aggregate Base Consideration to be paid by Inflection Point in the Second Merger pursuant to the Business Combination Agreement. A copy of the Original Fairness Opinion is attached hereto as Annex F and a copy of the Updated Fairness Opinion is attached hereto as Annex G.

Compensation Received by the Sponsor, its Affiliates and Inflection Point Directors and Executive Officers

Set forth below is a summary of the material compensation and securities received or to be received by the Sponsor, its affiliates and Inflection Point’s directors, officers and their affiliates in connection with the Business Combination and related transactions.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
Sponsor	8,433,333 PubCo Ordinary Shares upon conversion of 8,433,333 Founder Shares.	$25,000.
	550,000 PubCo Ordinary Shares upon the conversion of the Private Placement Shares and the Inflection Point Rights underlying the 500,000 Private Placement Units.	$5,000,000.
IPF

(i) a number of PubCo Series A Preferred Shares equal to (a) the aggregate Accrued Value attributable to such Company Series A1 Preferred Shares divided by (b) $1,000 (approximately 5,384.88 PubCo Series A Preferred Shares taking into account accrued dividends through August 25, 2026; such number of PubCo Series A Preferred Shares may increase prior to Closing due to additional accrued dividends after such date), (ii) a PubCo Series A Investor Warrant exercisable for approximately 2,448,740 PubCo Ordinary Shares at an initial exercise price of $12.00 per share, subject to adjustment (taking into account accrued dividends through August 25, 2026; such number of PubCo Ordinary Shares may increase prior to Closing due to additional accrued dividends after such date) and (iii) up to 2,176,109 PubCo Ordinary Shares, vesting in four equal tranches upon the occurrence of Triggering Event I, Triggering Event II, Triggering Event III, and Triggering Event IV, respectively.

		Exchange of Company Series A1 Preferred Shares and a Company Warrant that IPF received upon conversion of securities it purchased in Air Water UK for an aggregate of $4,000,000.

(i) a number of PubCo Series A Preferred Shares equal to (a) the aggregate Accrued Value attributable to such Company Series A1 Preferred Shares divided by (b) $1,000 (approximately 11,734.97 PubCo Series A Preferred Shares taking into account accrued dividends through August 25, 2026; such number of PubCo Series A Preferred Shares may increase prior to Closing due to additional accrued dividends after such date), (ii) a PubCo Series A Investor Warrant exercisable for approximately 1,763,209 PubCo Ordinary Shares at an initial exercise price of $12.00 per share, subject to adjustment (taking into account accrued dividends through August 25, 2026; such number of PubCo Ordinary Shares may increase prior to Closing due to additional accrued dividends after such date) and (iii) up to 1,386,924 PubCo Ordinary Shares, vesting in four equal tranches upon the occurrence of Triggering Event I, Triggering Event II, Triggering Event III, and Triggering Event IV, respectively.

		Exchange of Company Series A1 Preferred Shares and Company Warrants that IPF purchased for an aggregate of $16,000,000.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
	4,256,885, or approximately 50.5%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares.	IPF paid an aggregate of $3,262,619 for its economic interests in Founder Shares and Private Placement Units.

354,500, or approximately 70.9%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion the Private Placement Shares and the Inflection Point Rights underlying Private Placement Units.

Inflection Point Asset Management LLC	Commencing on the date the securities of Inflection Point were first listed on Nasdaq, $29,166.66 per month.	The services of Kevin Shannon, Chief Operating Officer and for office space and administrative services provided to members of our management team.
Michael Blitzer	2,535,066, or approximately 30.1%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares.	Mr. Blitzer paid $7,515 for his economic interests in Founder Shares.
Kevin Shannon	691,382, or approximately 8.2%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares.	Mr. Shannon paid $2,050 for his economic interests in Founder Shares.
Sponsor, Officers and Directors	Consulting, success or finder fees in connection with the consummation of our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.
	Salary or fee in an amount that constitutes a market standard for comparable transactions in connection with our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.

Up to $1,500,000 in working capital loans by the Sponsor, the Sponsor’s affiliates and Inflection Point’s directors or officers. Such loans may be converted at the option of the lender into Private Placement Units at a conversion price of $10.00 per unit. No such loans are currently outstanding.

Working capital loans to fund working capital deficiencies or finance transaction costs in connection with an initial business combination
	Up to $250,000 per year from interest accrued on the trust account (plus rollover of unused amounts from prior years) for working capital purposes.	Services in connection with identifying, investigating and completing an initial business combination.

Except as described in this proxy statement/prospectus, no compensation of any kind, including finder’s and consulting fees, have been paid or will be paid to the Sponsor, IPF, members of Inflection Point’s management team, or any of their affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The reimbursement of expenses and advances and the securities issued to the Sponsor and IPF may result in a material dilution of the equity interests of non-redeeming Inflection Point Shareholders. As of March 31, 2026, there are no reimbursable out-of-pocket expenses outstanding. See “Summary — Dilution”, “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” and “Information About Inflection Point — Executive and Director Compensation”.

Interests of Air Water’s Directors and Executive Officers

When you consider the recommendation of the Inflection Point Board in favor of the Business Combination Proposal, you should keep in mind that Air Water’s directors and executive officer have interests in such proposal that are different from, or in addition to, those of Inflection Points’ Shareholders generally. These interests include, among other things, the interests listed below:

•        Certain officers of Air Water are each expected to become an executive officer of PubCo upon the consummation of the Business Combination. Specifically, each of the following individuals who is currently an officer of Air Water is expected to become an executive officer of PubCo upon the consummation of the Business Combination, serving in the office set forth opposite their names below:

Name	Position
Pete Carr	Chief Executive Officer
David Tuerff	Chief Financial Officer
Ryan Bibbo	Chief Operating Officer

•        In addition, the following individuals who are currently members of the Air Water Board are expected to become members of the PubCo Board upon the consummation of the Business Combination:

Name	Position
Pete Carr	Director
Matthew Hurn	Director
Andrea Mollica	Director

•        Pursuant to the Business Combination Agreement, Air Water will grant to Pete Carr and Ryan Bibbo, in connection with and in advance of the Business Combination, awards in the form of Company RSUs. Pursuant to the Business Combination Agreement, at the time of Closing the Company RSUs will be converted to awards in the form of PubCo RSUs. The Company RSUs (or, after the Closing, the PubCo RSUs) shall entitle the holder to certain Company PSUs, which in turn entitles the applicable PSU Holder to a number of Earnout Shares, determined based on the pro-rata portion of Earnout Shares attributable to such PSU Holder’s Company RSUs, subject to achievement of the applicable Triggering Event, in all cases in accordance with the BCA. Pursuant to the Business Combination, at the time of Closing, the Company PSUs will be converted to PubCo PSUs on the same terms and conditions. For additional information regarding the PubCo RSUs and PubCo RSUs, see the section titled “RSU and PSU Award Grants”.

•        Certain members of the Air Water Board and the officers of Air Water beneficially own, directly or indirectly, Company Ordinary Shares, and will be entitled to receive a portion of the consideration contemplated by the Business Combination Agreement upon the consummation of the Business Combination and, if and when payable, a portion of the Earnout Shares in their capacities as Eligible Company Equityholders.

Transfer Restrictions

The Business Combination Agreement contemplates that, at the Closing, PubCo, the Sponsor and the Inflection Point Insiders will enter into a Sponsor Lock-Up Agreement, and PubCo and the Company Shareholders will enter into the Company Shareholder Lock-Up Agreement, pursuant to which the parties thereto will agree to restrictions on transfer with respect to their shares of PubCo Ordinary Shares. An aggregate of 28,457,533 PubCo Ordinary Shares are anticipated to be subject to such transfer restrictions, representing 64.8% of the total issued and outstanding PubCo Ordinary Shares following the Business Combination, assuming the 50% Redemption Scenario. The Sponsor Lock-Up Agreement will supersede the lock-up provisions set forth in the Letter Agreement, which provisions will be of no further force or effect as of the Closing.

The transfer restrictions contained in the Sponsor Lock-Up Agreement and the Company Shareholder Lock-Up Agreement are summarized in the table below:

Subject Securities	Natural Persons and Entities Subject to Restrictions	Lock-Up Period	Exceptions to Transfer Restrictions

8,433,333 PubCo Ordinary Shares, to be issued to the Sponsor upon conversion of 8,433,333 Inflection Point Class A Shares the Sponsor received upon conversion of 8,433,333 Founder Shares in connection with the Closing.

Sponsor and Inflection Point Insiders

During the period commencing from the Closing Date until the earlier of (i) six months after the Closing or (ii) the date following the Closing on which PubCo completes a liquidation, merger, share reconstruction or amalgamation, reorganization or other similar transaction in which all of its shareholders have the right to exchange their shares for cash, securities or other property.

Permitted transfers(1)
550,000 PubCo Ordinary Shares to be issued to the Sponsor upon the conversion of securities underlying the 500,000 Private Placement Units held by the Sponsor.	Sponsor and Inflection Point Insiders

From the Closing Date until the date that is the earliest of (x) 30 days after the Closing and (y) the date following the Closing on which PubCo completes a liquidation, merger, share reconstruction or amalgamation, share exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Permitted transfers(1)
19,474,200 PubCo Ordinary Shares held immediately after the Closing.	Company Holders

During the period commencing from the Closing Date until the earlier of (i) six months after the Closing or (ii) the date following the Closing on which PubCo completes a liquidation, merger, share reconstruction or amalgamation, reorganization or other similar transaction in which all of its shareholders have the right to exchange their shares for cash, securities or other property.

Permitted transfers(1)

––––––––––

(1)     The Sponsor Lock-Up Agreement and the Company Shareholder Lock-Up Agreement will not restrict the following transfers: (i) to PubCo’s officers or directors, any affiliates or immediate family members of any of PubCo’s officers or directors, in the case of the Sponsor or the Inflection Point Insiders, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor or the Company Shareholders (as applicable), or any employees of such affiliates; (ii) in the case of an individual, to any immediate family members of such individual; (iii) to any investment funds or vehicles controlled or managed by the securityholder or any of its affiliates; (iv) by gift to a trust, the beneficiary of which is a Person to whom a transfer would be permitted under clause (i) above, or to a charitable organization; (v) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (vi) in the case of an individual, pursuant to a qualified domestic relations order; (vii) in the case of an individual, to a partnership, limited liability company or other entity of which such individual and/or the family members of such individual are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (viii) to a nominee or custodian of a person to whom a transfer would be permitted under clause (i) above; (ix) pursuant to any legal, regulatory or other order; (x) in the case of an entity that is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (xi) in the case of an entity, as part of a distribution to members, partners, shareholders or equityholders of the entity; (xii) by virtue of the laws of an entity’s jurisdiction of incorporation or organization, an entity’s organizational documents or the rights attaching to the equity interests in the entity upon dissolution of such entity; (xiii) in connection with the exercise of any options, warrants or other convertible securities to purchase PubCo Ordinary Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis) to the extent that any PubCo Ordinary Shares issued upon such exercise are subject to the applicable restrictions that applied to exercised or converted securities; (xiv) in the case of an entity, to satisfy tax withholding obligations in connection with such entity’s equity incentive plans or arrangements; (xv) in connection with any bona fide mortgage, pledge or encumbrance to a financial institution, as collateral or security in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof; (xvi) in connection with a transfer pursuant to a bona fide third party tender offer, merger, consolidation, liquidation, share exchange or other similar transaction made to all holders of PubCo Ordinary Shares involving a change of control of PubCo or which results in all of the holders of PubCo Ordinary Shares having the right to exchange their PubCo Ordinary Shares for cash, securities or other property subsequent to the consummation of such transaction; (xvii) the entry, by the securityholder, at any time on or after the Closing Date, of any trading plan providing for the sale of Restricted Securities, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any Restricted Securities during the applicable lock-up period and no public announcement or filing is voluntarily made or required regarding such plan during the applicable lock-up period; and (xviii) to satisfy any U.S. federal, state, or local income tax obligations of a securityholder (or its direct or indirect owners) arising from a change in the Code, or the U.S. Treasury Regulations promulgated thereunder (the “Treasury Regulations”) after the date on which the Business Combination Agreement was executed by the parties, and such change prevents the Business Combination from qualifying as a “reorganization” pursuant to Section 368 of the Code (and the Business Combination does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Treasury Regulations taking into account such changes), in each case solely and to the extent necessary to cover any tax liability as a direct result of the transaction; provided, that in each of clauses (i) through (xii) and (xv), the transferee must enter into a written agreement in substantially the same form as the Sponsor Lock-Up Agreement or Company Shareholder Lock-Up Agreement, as applicable, agreeing to be bound by the terms of the applicable restrictions under the Sponsor Lock-Up Agreement or Company Shareholder Lock-Up Agreement, as applicable (unless the transferee is PubCo). If dividends are declared and payable on the Restricted Securities, such dividends will also be Restricted Securities subject to the applicable restrictions under the Sponsor Lock-Up Agreement or Company Shareholder Lock-Up Agreement, as applicable.

Dilution

The following table presents the net tangible book value per share at various redemption levels assuming various sources of material probable dilution (but excluding the effects of the Business Combination transaction itself), based on the approximate amount of funds in the Trust Account of $259.8 million (approximately $10.27 per share) as of December 31, 2025:

	Assuming No Redemptions	Assuming 25% Redemption	Assuming 50% Redemption	Assuming 75% Redemption	Assuming Maximum Redemption
Offering Price of the Securities in the IPO price per share	$10.00	$10.00	$10.00	$10.00	$10.00
Pro forma net tangible book value, as adjusted(1)	$244,421,452	$179,727,847	$117,380,472	$55,033,097	$(7,314,279)
Total Shares(2)	37,077,333	30,752,333	24,427,333	18,102,333	11,777,333
Net tangible book value per share as of December 31, 2025	$6.59	$5.84	$4.81	$3.04	$(0.62)
Dilution per share to SPAC Public Shareholders	$(3.41)	$(4.16)	$(5.19)	$(6.96)	$(10.62)

____________

(1)      See table below for reconciliation of net tangible book value, as adjusted.

(2)      See table below for reconciliation of as adjusted shares.

The following table illustrates the as adjusted net tangible book value to the Inflection Point Shareholders and increase in net tangible book value to the Inflection Point Shareholders as a result of transaction cost incurred by Inflection Point, funds released from the trust at closing of the Business Combination, based on the approximate amount of funds in the Trust Account of $259.8 million (approximately $10.27 per share) as of December 31, 2025, and reflecting the issuance of ordinary shares underlying Inflection Point Rights.

	Assuming No Redemptions(1)	Assuming 25% Redemption(2)	Assuming 50% Redemption(3)	Assuming 75% Redemption(4)	Assuming Maximum Redemption(5)
As adjusted net tangible book value per share after giving effect to the issuance of ordinary shares underlying Inflection Point Rights	$6.59	$5.84	$4.81	$3.04	$(0.62)

Numerator adjustments(1)
Inflection Point’s net tangible book value	$(13,667,198)	$(13,667,198)	$(13,667,198)	$(13,667,198)	$(13,667,198)
Transaction cost attributed to Inflection Point	(1,692,081)	(1,692,081)	(1,692,081)	(1,692,081)	(1,692,081)
Reduction to deferred underwriting fee	—	251,578	2,849,385	5,447,193	8,045,000
Funds released from trust	259,780,731	194,835,548	129,890,366	64,945,183	—
As adjusted net tangible book value	$244,421,452	$179,727,847	$117,380,472	$55,033,097	$(7,314,279)
Denominator adjustments(2)
Public Shareholders	25,300,000	18,975,000	12,650,000	6,325,000	—
Inflection Point Public Rights included in Public Units	2,530,000	2,530,000	2,530,000	2,530,000	2,530,000
The Sponsor	8,433,333	8,433,333	8,433,333	8,433,333	8,433,333
Inflection Point Private Placement Rights included in Private Placement Units	74,000	74,000	74,000	74,000	74,000
Private Placement Shares	740,000	740,000	740,000	740,000	740,000
As adjusted Inflection Point’s shares outstanding	37,077,333	30,752,333	24,427,333	18,102,333	11,777,333

____________

(1)      Reclassification of shares subject to redemption assumes that no Public Shareholders exercise their Redemption Rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account.

(2)      Assumes that Public Shareholders holding 6,325,000 Public Shares (25% of the Public Shares), exercise their Redemption Rights for an aggregate payment of approximately $64.9 million (an estimated Redemption Price of approximately $10.27 per share) from the Trust Account, based on the approximate amount of funds in the Trust Account as of December 31, 2025, which is a redemption scenario that could occur. The remaining amount held in the Trust Account of approximately $194.8 million is reclassified to equity.

(3)      Assumes that Public Shareholders holding 12,650,000 Public Shares (50% of the Public Shares), exercise their Redemption Rights for an aggregate payment of approximately $129.9 million (an estimated Redemption Price of approximately $10.27 per share) from the Trust Account, based on the approximate amount of funds in the Trust Account as of December 31, 2025, which is a redemption scenario that could occur. The remaining amount held in the Trust Account of approximately $129.9 million is reclassified to equity.

(4)      Assumes that Public Shareholders, holding 18,975,000 Public Shares (75% of the Public Shares), exercise their Redemption Rights for an aggregate payment of approximately $194.8 million (an estimated Redemption Price of approximately $10.27 per share) from the Trust Account, based on the approximate amount of funds in the Trust Account as of December 31, 2025, which is a redemption scenario that could occur. The remaining amount held in the Trust Account of approximately $64.9 million is reclassified to equity.

(5)      Assumes that Public Shareholders holding 25,300,000 Public Shares (100% of the Public Shares), exercise their Redemption Rights for an aggregate payment of approximately $259.8 million (an estimated Redemption Price of approximately $10.27 per share) from the Trust Account, based on the approximate amount of funds in the Trust Account as of December 31, 2025, which is a redemption scenario that could occur.

After giving effect to the IPO there are 25,300,000 Public Shares issued and outstanding. In connection with the Business Combination, there will be 19,474,200 shares issued to the Air Water shareholders (based on an estimated Redemption Price of approximately $10.27 per share). Redemption levels of no additional redemptions, 25%, 50%, 75% and maximum redemptions have been disclosed in the table below as required by Item 1604(c).

For purposes of Item 1604(c)(1) of Regulation S-K, PubCo would have 56,551,533 total PubCo Ordinary Shares outstanding after giving effect to the Business Combination under the no redemptions scenario. Where there are no redemptions, PubCo’s valuation is based on Inflection Point’s IPO price of $10.00 and is therefore calculated as: $10.00 (Inflection Point’s per share IPO price), ascribing no value to the Inflection Point Rights for this purpose, multiplied by 56,551,533 shares, or $565.5 million. The following table illustrates the valuation at the offering price of $10.00 per share for each redemption scenario:

	Assuming No Redemptions(1)	Assuming 25% Redemption(2)	Assuming 50% Redemptions(3)	Assuming 75% Redemptions(4)	Assuming Maximum Redemption(5)
Inflection Point Ordinary Shares valuation based on offering price of $10.00 per share in the IPO	$370,773,330	$307,523,330	$244,273,330	$181,023,330	$117,773,330
PubCo Ordinary Shares issued in exchange for Inflection Point securities(6) outstanding post Business Combination	37,077,333	30,752,333	24,427,333	18,102,333	11,777,333
Air Water Ordinary Shares valuation based on offering price of $10.00 per share in the IPO	$194,742,000	$194,742,000	$194,742,000	$194,742,000	$194,742,000
Air Water shareholder shares outstanding post Business Combination(7)	19,474,200	19,474,200	19,474,200	19,474,200	19,474,200
Total valuation based on offering price of $10.00 per share in IPO	$565,515,330	$502,265,330	$439,015,330	$375,765,330	$312,515,330
Total PubCo Ordinary Shares outstanding post Business Combination	56,551,533	50,226,533	43,901,533	37,576,533	31,251,533

____________

(1)      Assumes that no Public Shareholders exercise their redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account.

(2)      Assumes that Public Shareholders holding 6,325,000 Public Shares (25% of the Public Shares), exercise their Redemption Rights for an aggregate payment of approximately $64.9 million (an estimated Redemption Price of approximately $10.27 per share) from the Trust Account, based on the approximate amount of funds in the Trust Account as of December 31, 2025, which is a redemption scenario that could occur. The remaining amount held in the Trust Account of approximately $194.8 million is reclassified to equity.

(3)      Assumes that Public Shareholders holding 12,650,000 Public Shares (50% of the Public Shares), exercise their Redemption Rights for an aggregate payment of approximately $129.9 million (an estimated Redemption Price of approximately $10.27 per share) from the Trust Account, based on the approximate amount of funds in the Trust Account as of December 31, 2025, which is a redemption scenario that could occur. The remaining amount held in the Trust Account of approximately $129.9 million is reclassified to equity.

(4)      Assumes that Public Shareholders, holding 18,975,000 Public Shares (75% of the Public Shares), exercise their Redemption Rights for an aggregate payment of approximately $194.8 million (an estimated Redemption Price of approximately $10.27 per share) from the Trust Account, based on the approximate amount of funds in the Trust Account as of December 31, 2025, which is a redemption scenario that could occur. The remaining amount held in the Trust Account of approximately $64.9 million is reclassified to equity.

(5)      Assumes that Public Shareholders holding 25,300,000 Public Shares (100% of the Public Shares), exercise their Redemption Rights for an aggregate payment of approximately $259.8 million (an estimated Redemption Price of approximately $10.27 per share) from the Trust Account, based on the approximate amount of funds in the Trust Account as of December 31, 2025, which is a redemption scenario that could occur.

(6)      Includes 2,530,000 PubCo Ordinary Shares to be issued upon consummation of the Business Combination upon conversion of the 25,300,000 Inflection Point Public Rights included in the Inflection Point Public Units outstanding and 74,000 PubCo Ordinary Shares to be issued upon consummation of the Business Combination upon conversion of the 740,000 Inflection Point Private Placement Rights included in the Private Placement Units.

(7)      Based on the approximate amount of funds in the Trust Account of $259.8 million (approximately $10.27 per share) as of December 31, 2025.

This required disclosure is not a guarantee that the trading price of the ordinary shares of the combined company will not be below the IPO offering price of Inflection Point, nor is the disclosure a guarantee that the combined company valuation will attain one of the stated levels of valuation.

Regulatory Matters

None of PubCo, Air Water or Inflection Point is aware of any material regulatory approvals or actions that are required for completion of the Business Combination, other than the regulatory notices and approvals discussed in “Proposal No. 1 — The Business Combination Proposal — Business Combination Agreement — Conditions to Closing”. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC (the “Antitrust Agencies”) and certain waiting period requirements have been satisfied. The Business Combination is not expected to be subject to the HSR Act.

Recommendation to Shareholders of Inflection Point

The Inflection Point Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Inflection Point’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Merger Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Document Proposals, and “FOR” the approval of the Adjournment Proposal, if presented to the extraordinary general meeting.

Background and Material Terms of the Business Combination

Inflection Point is a special purpose acquisition company that was incorporated on January 31, 2024 as a Cayman Islands exempted company formed for the purpose of effecting an initial business combination with one or more businesses or entities, referred to throughout this proxy statement/prospectus as its initial business combination. Starting April 2025, Inflection Point’s management and its advisors surveyed the landscape of potential acquisition opportunities for acquisition targets. From April 28, 2025 to June 8, 2025, Inflection Point engaged in detailed discussions with three potential targets (in addition to Air Water). Inflection Point management ultimately decided not to pursue such alternate targets, and instead focus its efforts on Air Water. The terms of the Business Combination Agreement are the result of negotiations between the representatives of Inflection Point and Air Water, which occurred between May and August 2025. For more information, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination”.

The Inflection Point Board’s Reasons for the Approval of the Business Combination

The Inflection Point Board considered a variety of factors and consulted with its management team, legal counsel and other advisors in connection with its evaluation and approval of the Business Combination and the matters related to the Business Combination. For a discussion of certain of the factors considered, see “Proposal No. 1 — The Business Combination Proposal — The Inflection Point Board’s Reasons for the Approval of the Business Combination”.

Opinions of Newbridge

The audit committee of the Inflection Point Board engaged Newbridge to provide an opinion to the Inflection Point Board as to the fairness, from a financial point of view, to the Inflection Point Unaffiliated Shareholders of Inflection Point of the Aggregate Base Consideration to be paid by Inflection Point in the Second Merger pursuant to the Business Combination Agreement.

Original Fairness Opinion

Prior to Inflection Point’s initial entry into the Business Combination Agreement, on August 21, 2025, Newbridge rendered its original oral opinion to the Inflection Point Board (which was subsequently confirmed in writing as the Original Fairness Opinion) to the effect that, as of such date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Newbridge as set forth in its written opinion, the Aggregate Base Consideration (based on the Business Combination Agreement as in effect at the time) to be paid by Inflection Point in the Second Merger pursuant to the Business Combination Agreement was fair, from a financial point of view, to the Inflection Point Unaffiliated Shareholders.

The Original Fairness Opinion was directed to the Inflection Point Board (in its capacity as such) and only addressed the fairness, from a financial point of view, of the Aggregate Base Consideration (based on the Business Combination Agreement in the form proposed at that time) to be paid by Inflection Point in the Second Merger pursuant to the Business Combination Agreement and that Air Water had a fair market value equal to at least 80% of the value of the assets held in the Trust Account (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the execution of the Business Combination Agreement, and did not address any other terms, aspects or implications of the Business Combination, or any agreements, arrangements or understandings entered into in connection with the Business Combination. The summary of the Original Fairness Opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex F to this proxy statement/prospectus and which describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Newbridge in connection with the preparation of the Original Fairness Opinion. Neither the Original Fairness Opinion nor the summary of the opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Inflection Point Board, Inflection Point or any security holder as to whether they should elect to redeem their shares or how they should act or vote on any matter relating to the Business Combination or otherwise.

For a description of the Original Fairness Opinion that the Inflection Point Board received from Newbridge, see “Proposal No. 1 — The Business Combination Proposal — Fairness Opinions of Newbridge Securities Corporation” beginning on page 129 of this proxy statement/prospectus.

Updated Fairness Opinion

Prior to Inflection Point’s initial entry into the Second BCA Amendment, on May 29, 2026, Newbridge rendered its updated oral opinion to the Inflection Point Board (which was subsequently confirmed in writing as the Updated Fairness Opinion) to the effect that, as of such date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Newbridge as set forth in its written opinion, the Aggregate Base Consideration (based on the Business Combination Agreement as amended by the Second BCA Amendment) to be paid by Inflection Point in the Second Merger pursuant to the Business Combination Agreement was fair, from a financial point of view, to the Inflection Point Unaffiliated Shareholders.

The Updated Fairness Opinion was directed to the Inflection Point Board (in its capacity as such) and only addressed the fairness, from a financial point of view, of the Aggregate Base Consideration (based on the Business Combination Agreement as amended by the Second BCA Amendment) to be paid by Inflection Point in the Second Merger pursuant to the Business Combination Agreement and that Air Water had a fair market value equal to at least 80% of the value of the assets held in the Trust Account (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the execution of the Second BCA Amendment, and did not address any other terms, aspects or implications of the Business Combination, or any agreements, arrangements or understandings entered into in connection with the Business Combination. The summary of the Updated Fairness Opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex G to this proxy statement/prospectus and which describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Newbridge in connection with the preparation of the Updated Fairness Opinion. Neither the Updated Fairness Opinion nor the summary of the opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Inflection Point Board, Inflection Point or any security holder as to whether they should elect to redeem their shares or how they should act or vote on any matter relating to the Business Combination or otherwise.

For a description of the Updated Fairness Opinion that the Inflection Point Board received from Newbridge, see “Proposal No. 1 — The Business Combination Proposal — Fairness Opinions of Newbridge Securities Corporation” beginning on page 129 of this proxy statement/prospectus.

Air Water’s Board of Directors’ Reasons for Approval of the Business Combination

The Board of Directors of Air Water (the “Air Water Board”) considered a variety of factors and consulted with its management team, legal counsel and other advisors in connection with its evaluation and approval of the Business Combination and the matters related to the Business Combination. For a discussion of certain of the factors considered, see “Proposal No. 1 — The Business Combination Proposal — Air Water’s Board of Directors’ Reasons for Approval of the Business Combination”.

Sources and Uses of Funds for the Proposed Transaction

The following tables summarize the sources and uses for funding the Business Combination.

Estimated Sources and Uses (No Redemptions)

Sources		Uses
	($ in millions)		($ in millions)
Air Water Equity Rollover(1)	$200.0	Air Water Equity Rollover	$200.0
Cash in Trust Account(2)	$259.8	Cash to Balance Sheet	$326.1
Total PIPE Investments(3)	$96.0	Paydown of Existing Debt(4)	$5.0
		Estimated Transaction Expenses(5)	$24.7
Total sources	$555.8	Total uses	$555.8

____________

(1)      Represents the aggregate value of PubCo Ordinary Shares issued to Air Water shareholders at a deemed value of $10.27 per share (based on the approximate amount of funds in the Trust Account of $259.8 million as of December 31, 2025), which per-share value may change based on the redemption price (which change would result in either a decrease or increase in the total number of shares Air Water shareholders will receive). See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

(2)      Approximate amount of funds in the Trust Account of $259.8 million as of December 31, 2025.

(3)      Represents investments of (i) $4.0 million from the Pre-Signing PIPE Investment, (ii) $46.0 million from the Pre-Funded PIPE Investment, (iii) $46.0 million from the Closing PIPE Investment. The Closing PIPE Investment includes $1.0 million of fixed return payable under a facility agreement entered into between Air Water UK and a Closing PIPE Investor that will be converted into PubCo Series A Investor Warrants at closing of the Business Combination.

(4)      Represents the repayment of $5.0 million in outstanding indebtedness under the bridge loan facility provided by Sandia Investment Management LP (“Sandia”), as lender, to Air Water UK. Under the term loan facility, Sandia made up to $5.0 million available to Air Water UK for borrowings.

(5)      Represents an estimated amount inclusive of advisory, legal, and other miscellaneous fees, to be paid upon the close of the Business Combination. Includes $4.0 million paid to Cantor as part of the Underwriting Agreement in the Inflection Point IPO and an additional fee equal to 4.0% of cash that remains in the Trust Account at Closing.

Estimated Sources and Uses (Maximum Redemptions)

Sources		Uses
	($ in millions)		($ in millions)
Air Water Equity Rollover(1)	$200.0	Air Water Equity Rollover	$200.0
Cash in Trust Account	$—	Cash to Balance Sheet	$74.3
Total PIPE Investments(2)	$96.0	Paydown of Existing Debt(3)	$5.0
		Estimated Transaction Expenses(4)	$16.7
Total sources	$296.0	Total uses	$296.0

____________

(1)      Represents the aggregate value of PubCo Ordinary Shares issued to Air Water shareholders at a deemed value of $10.27 per share (based on the approximate amount of funds in the Trust Account of $259.8 million as of December 31, 2025), which per-share value may change based on the redemption price (which change would result in either a decrease or increase in the total number of shares Air Water shareholders will receive). See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

(2)      Represents investments of (i) $4.0 million from the Pre-Signing PIPE Investment, (ii) $46.0 million from the Pre-Funded PIPE Investment and (iii) $46.0 million from the Closing PIPE Investment. The Closing PIPE Investment includes $1.0 million of fixed return payable under a facility agreement entered into between Air Water UK and a Closing PIPE Investor that will be converted into PubCo Series A Investor Warrants at closing of the Business Combination.

(3)      Represents the repayment of $5.0 million in outstanding indebtedness under the bridge loan facility provided by Sandia Investment Management LP (“Sandia”), as lender, to Air Water UK. Under the term loan facility, Sandia made up to $5.0 million available to Air Water UK for borrowings.

(4)      Represents an estimated amount inclusive of advisory, legal, and other miscellaneous fees, to be paid upon the close of the Business Combination. Includes $4.0 million paid to Cantor as part of the Underwriting Agreement in the Inflection Point IPO.

Potential Purchases of Public Shares

At any time at or prior to Inflection Point’s initial business combination, subject to applicable securities laws (including with respect to material non-public information), the Sponsor, Inflection Point’s or Air Water’s directors, officers, advisors and their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of an initial business combination or not redeem their Public Shares. In addition, at any time at or prior to the extraordinary general meeting, subject to applicable securities laws (including with respect to material non-public information), the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Securities, vote their Public Shares in favor of the Proposals or not redeem their Public Shares. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares, or Inflection Point Rights in such transactions. Such purchases may include a contractual acknowledgment that such shareholder, although still the record holder of Public Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights.

The purpose of any such transactions could be to (i) increase the likelihood of obtaining Required Shareholder Approval of the Business Combination, (ii) reduce the number of Inflection Point Rights outstanding and/or increase the likelihood of approval on any matters submitted to the Inflection Point Rights holders for approval in connection with the Business Combination or (iii) increase the amount of cash available to PubCo from the Trust Account at the closing of the Business Combination. Any such purchases of securities may result in the completion of the Business Combination when it may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of Inflection Point’s and/or PubCo’s Securities may be reduced and the number of beneficial holders of Inflection Point’s and/or PubCo’s Securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of Inflection Point’s and/or PubCo’s Securities on a national securities exchange.

The Sponsor, Inflection Point’s or Air Water’s directors, officers, advisors and their affiliates anticipate that they may identify the shareholders with whom the Sponsor, Inflection Point’s or Air Water’s directors, officers, advisors and their affiliates may pursue privately negotiated transactions by either the shareholders contacting Inflection Point directly or by Inflection Point’s receipt of redemption requests submitted by shareholders (in the case of Public

Shares). To the extent that the Sponsor, Inflection Point’s or Air Water’s directors, officers, advisors and their affiliates enter into a private transaction, they would identify and contact only potential selling or redeeming shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the Business Combination, whether or not such shareholder has already submitted a proxy with respect to the Business Combination but only if such shares have not already been voted at the extraordinary general meeting. The Sponsor, Inflection Point’s or Air Water’s directors, officers, advisors and their affiliates will select which shareholders to purchase shares from based on the negotiated price and number of shares and any other factors that they may deem relevant, and will be restricted from purchasing shares if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws.

The Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates will be restricted from making purchases of securities if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares or Inflection Point Rights, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act. To the extent that the Sponsor, Inflection Point’s and Air Water’s officers and directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination. See “The Extraordinary General Meeting of Inflection Point Shareholders — Potential Purchases of Public Securities” for more information.

Certain Information Relating to PubCo

Listing of PubCo Ordinary Shares on Nasdaq

PubCo Ordinary Shares currently are not traded on a stock exchange. PubCo intends to apply to list the PubCo Ordinary Shares on the Nasdaq under the symbol “WATR” upon the closing of the Business Combination. The parties cannot assure you that the PubCo Ordinary Shares will be approved for listing on Nasdaq.

Delisting of Inflection Point Public Units, Class A Ordinary Shares and Rights and Deregistration of Inflection Point

Inflection Point and Air Water anticipate that, following consummation of the Business Combination, Inflection Point Public Units, Public Shares, and Inflection Point Rights will be delisted from Nasdaq, and Inflection Point will be deregistered under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

Emerging Growth Company; Foreign Private Issuer

PubCo is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). PubCo will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the effective date of the registration statement of which this proxy statement/prospectus is a part, (b) in which PubCo has total annual gross revenue of at least $1.235 billion or (c) in which PubCo is deemed to be a large accelerated filer, which means the market value of PubCo Ordinary Shares held by non-affiliates exceeds $700 million as of the last Business Day of PubCo’s prior second fiscal quarter, and (ii) the date on which PubCo issued more than $1.0 billion in non-convertible debt during the prior three-year period. PubCo intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that PubCo independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

As a “foreign private issuer,” PubCo will be subject to different U.S. securities laws than domestic U.S. issuers. The rules governing the information that PubCo must disclose differ from those governing U.S. corporations pursuant to the Exchange Act. PubCo will be permitted to file less information with the SEC than a U.S. company and will be exempt from a number of rules under the U.S. securities laws, including: (i) the rules under the Exchange Act requiring the filing with the SEC of Quarterly Reports on Form 10-Q or Current Reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material non-public information under Regulation FD.

Comparison of Shareholder Rights

Prior to consummation of the Business Combination, the rights of Inflection Point shareholders will be governed by the Inflection Point Organizational Documents. If the Business Combination is consummated, the PubCo A&R Articles will govern the rights of PubCo shareholders. There are certain differences in the rights of Inflection Point shareholders prior to the Business Combination and the rights of PubCo shareholders after the Business Combination. Please see the sections entitled “Comparison of Shareholder Rights” and “Cayman Islands Exempted Company Considerations.”

U.S. Federal Income Tax Considerations to the Business Combination

For a discussion summarizing the U.S. federal income tax considerations of the exercise of redemption rights in connection with the Business Combination, the First Merger, the Second Merger, and the ownership and disposition of PubCo Ordinary Shares after the Business Combination, please see the section entitled “Certain Tax Considerations — Material U.S. Federal Income Tax Considerations to U.S. Holders.”

Material Cayman Tax Considerations to the Business Combination

PubCo is a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, PubCo has applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, for a period of 30 years from the date of the undertaking (11 August 2025), no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to PubCo or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of PubCo’s shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by PubCo to its shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of PubCo.

Anticipated Accounting Treatment of the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in which Air Water recognizes the net assets of Inflection Point at fair value, and the difference between (i) the fair value of the equity issued to Inflection Point Shareholders and (ii) the fair value of the identifiable net assets of Inflection Point is recognized as a listing expenses in profit or loss under IFRS 2. Under this method of accounting, Air Water (through Air Water UK) is treated as the accounting acquirer and Inflection Point (through PubCo) will be treated as the “acquired” company for financial reporting purposes. Please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information — Accounting for the Business Combination” included elsewhere in this proxy statement/prospectus for additional information.

Risk Factor Summary

In evaluating the Business Combination and the Proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially review and consider the matters addressed under the heading “Cautionary Note Regarding Forward-Looking Statements” and the risk factors set forth in the section entitled “Risk Factors.” These risks include, but are not limited to, the summary included below.

Risk Related to Our Business and Industry

•        We may not be able to successfully expand our business into other geographic markets, and if we are not able to expand into new geographic markets efficiently, our business, financial condition and results of operations could be harmed.

•        We may in the future enter into long-term supply agreements that could result in insufficient inventory and negatively affect our results of operations.

•        Our reliance on distributors, retailers and brokers could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand into new geographic markets which could adversely affect our growth, business, financial condition and results of operations.

•        Our long-term success depends, in part, on our ability to negotiate and enter into sales agreements with, and deliver our premium water products to, third party customers on commercially viable terms.

•        Consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected.

•        A reduction in consumer concerns about the environmental impact of plastic bottles and other packaging materials could result in reduced demand for our products and could harm our business.

•        Any failure by management to manage growth properly could have a material adverse effect on our business, operating results and financial condition.

Risks Related to Legal, Compliance and Regulations

•        The legal and regulatory environment in the jurisdictions in which we operate, changes thereto and our ability to comply with the same could negatively affect our results of operations, adversely affect demand for our products and services or result in litigation.

•        Failure by suppliers or co-packers to comply with applicable laws and regulations, or with specifications and other requirements for our products, may adversely impact our business.

Risks Related to Intellectual Property and Technology

•        Our patent applications may not result in issued patents, and any issued patents may not provide adequate protection, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

•        Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

Risks Related to our Projections

•        Our financial projections included in this proxy statement/prospectus rely in large part upon assumptions and analyses developed by us. If these assumptions prove to be incorrect, our actual operating results may differ materially from the forecasted results.

•        Demand for our products may not grow or may grow at a slower rate than we anticipate.

•        The rapidly evolving and competitive nature of our industry makes it difficult to evaluate our future prospects.

•        If our estimates and assumptions we use to determine the size of our total addressable market are inaccurate, our future growth rate may be affected and the potential growth of our business may be limited.

Risks Related to Being a Public Company

•        There can be no assurance that PubCo Ordinary Shares will be approved for listing on Nasdaq or any other national securities exchange, or that PubCo will be able to comply with the continued listing standards of the Nasdaq or any other national securities exchange.

•        Air Water’s executive officers and directors will continue to exercise significant control over PubCo after the Business Combination, which will limit your ability to influence corporate matters and could delay or prevent a change in control.

PubCo’s failure to maintain adequate financial, information technology and management processes and controls could impair its ability to comply with the financial reporting and internal controls requirements for publicly traded companies, which could lead to errors in our financial reporting and adversely affect its business.

Risks Related to PubCo Securities

•        Future resales of PubCo Ordinary Shares issued to Company Shareholders and other significant shareholders may cause the market price of the PubCo Ordinary Shares to drop significantly, even if PubCo’s business is doing well.

•        The market price of PubCo Ordinary Shares may be volatile, and you may lose all or part of your investment.

•        An active trading market for the PubCo Ordinary Shares may not be sustained to provide adequate liquidity.

•        PubCo does not expect to pay any dividends in the foreseeable future.

Risks Related to Inflection Point and the Business Combination

•        Directors and officers of Inflection Point, the Sponsor and their affiliates have interests in the Business Combination and the proposals described in this proxy statement/prospectus that are different from, or in addition to and/or in conflict with, those of the Inflection Point shareholders generally.

•        Past performance by Inflection Point’s management team, advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated with, may not be indicative of future performance of their investment in PubCo.

•        Inflection Point’s shareholders will experience dilution due to the issuance of PubCo Ordinary Shares and securities convertible into PubCo Ordinary Shares to the Air Water’s equity holders as consideration in the Business Combination and the issuance of securities in the Closing PIPE Investment.

•        PubCo’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information.

RISK FACTORS

PubCo’s and the Company’s respective businesses and their ability to execute their strategy, the proposed Business Combination and any investment in the securities of PubCo after the Business Combination are subject to risks and uncertainties, many of which are beyond PubCo’s or the Company’s control. You should carefully consider and evaluate all of the risks and uncertainties with respect to any investment in the securities of PubCo, including, but not limited to, the following and those discussed under “Risk Factors.”

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, including the financial statements and notes to the financial statements included in this proxy statement/prospectus, before you decide whether to vote or instruct your vote to be cast to approve the proposals described in this proxy statement/prospectus. These risks could have a material adverse effect on the business, results of operations or financial condition of Inflection Point, the Company, or PubCo following the Business Combination and could adversely affect the trading price of PubCo’s Ordinary Shares. Further, the occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, cash flows, financial condition and results of operations of PubCo following the Business Combination.

Unless the context otherwise requires, all references to the “Company,” “we,” “us” or “our” refer to Air Water Ventures Holdings Limited, a Cayman Islands exempted company, and its Subsidiaries prior to the consummation of the Business Combination and refer to Air Water Ventures Limited, a Cayman Islands exempted company and its subsidiaries (including Air Water Ventures Holdings Limited) immediately following the consummation of the Business Combination.

Risks Related to Our Business and Our Industry

We may not be able to successfully expand our business into other geographic markets, and if we are not able to expand into new geographic markets efficiently, our business, financial condition and results of operations could be harmed.

In the United States, we believe there is a growing demand for sustainably manufactured and packaged premium water products as well as quality alternatives to single-use plastic due to multiple factors, including increasing health and environmental consciousness of consumers and on-going environmental, social and governance (ESG) efforts from companies and stakeholders in the consumer beverage industry. Accordingly, we are focused on expanding our operations within the United States. The U.S. consumer beverage market, including the premium beverage market is highly competitive. We compete with established beverage companies not only for consumer acceptance but also for retail shelf space and marketing focus by our distributors, all of whom also distribute other beverage brands. Our products compete with other premium beverages, most of which are marketed by companies with substantially greater financial resources than ours. If we are unable to access the U.S. market for any reason, or if our expansion into and consumer acceptance of our products within such market is not at the scale and speed that we intend, our business, financial condition and results of operations could be adversely affected.

We may in the future enter into long-term supply agreements that could result in insufficient inventory and negatively affect our results of operations.

We rely entirely on numerous third-party suppliers to provide us with various product components that are critical to the operation of our water farms, U.S. bottling facilities and the manufacture of our AWGs. These components include, among others, aluminum cans, glass bottles, caps and lids for our bottling facilities, and coils, condensers, electrical boards, and copper and stainless steel piping for the manufacturing of our AWGs. We enter into commercial arrangements with our suppliers for the manufacture of custom-made components that meet our proprietary design specifications. If our suppliers deliver to us components that fail to meet our standards, or if our suppliers are unable or unwilling to provide us with the contracted quantities, our results of operations could be materially and negatively impacted. We currently do not have relationships with alternate suppliers that are equipped to meet short term supply demands in the event of a disruption to an existing supply arrangement. Further, we face significant specific counterparty risk when dealing with certain suppliers without a long, stable production and financial history. Given the uniqueness of our products and manufacturing process, many of our suppliers do not have a long operating history and may not have substantial capital resources. In the event any such supplier experiences financial difficulties, it may be difficult or may require substantial time and expense to replace such supplier. We do not know whether we will be able to maintain supply relationships with our critical suppliers, or secure new long-term supply agreements.

Our reliance on distributors, retailers and brokers could affect our ability to efficiently and profitably distribute and market our products, maintain our existing markets and expand into new geographic markets which could adversely affect our growth, business, financial condition and results of operations.

Our ability to maintain and expand our existing markets for our products, and to establish markets in new geographic distribution areas, is dependent on our ability to establish and maintain successful relationships with reliable distributors, retailers and brokers strategically positioned to serve those areas. Most of our distributors, retailers and brokers sell and distribute competing products, including non-alcoholic and alcoholic beverages, and our products may represent a small portion of their businesses. Our success depends in part on the performance of the distributors, retailers and brokers of this network. There is a risk that the mentioned entities may not adequately perform their functions within the network by, without limitation, failing to distribute to sufficient retailers or positioning our products in localities that may not be receptive to our product. Our ability to incentivize and motivate distributors to manage and sell our products is affected by competition from other beverage companies, some of which may have greater resources than we do. To the extent that our distributors, retailers and brokers are distracted from selling our products or do not employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products, our sales and results of operations could be adversely affected. Furthermore, such third parties’ financial position or market share may deteriorate, which could adversely affect our distribution, marketing and sales activities.

Our ability to maintain and expand our distribution network and attract additional distributors, retailers and brokers will depend on a number of factors, some of which are outside of our control. Some of these factors include:

•        the level of demand for our brands and products in a particular distribution area;

•        our ability to price our products at levels competitive with those of competing, premium products; and

•        our ability to deliver products in the quantity and at the time ordered by distributors, retailers and brokers.

We may not be able to successfully manage all or any of these factors in any of our current or prospective geographic areas of distribution. Our inability to achieve success with regards to any of these factors in a geographic distribution area will have a material adverse effect on our relationships in that particular geographic area, thus limiting our ability to maintain or expand our market, which will likely adversely affect our revenues and financial results.

Our long-term success depends, in part, on our ability to negotiate and enter into sales agreements with, and deliver our premium water products to, third party customers on commercially viable terms. There can be no assurance that we will be successful in securing such agreements.

Our success depends on our ability to generate adequate revenue and operate profitably, which depends in part on our ability to identify target customers and convert such contacts into meaningful orders or expand on current customer relationships. If we are unable to negotiate, finalize and maintain such agreements and satisfy the conditions thereto in order to enter into definitive agreements, or are only able to do so on terms that are unfavorable to us, we will not be able to generate adequate revenue, which would have a material adverse effect on our business, prospects, operating results and financial condition.

If our targeted customers do not commit to make meaningful orders, or at all, it could adversely affect our business, prospects and results of operations. Our customers may require protections in the form of price reductions and similar arrangements that allow them to require us to deliver additional product or reimburse them for losses that they suffer as a result of our late delivery or failure to meet an agreed upon performance specification. Even if we do enter into new sales agreements, we may fail to deliver products in sufficient quantities to satisfy the terms of such agreements or we may incur production costs in excess of the agreed prices payable to us under such agreements. Delays in delivery of our products, unexpected performance problems or other events could cause us to fail to meet these contractual commitments, resulting in delays in obtaining necessary materials used in our production process, defects in material or workmanship or unexpected problems in our manufacturing process, which could lead to unanticipated revenue and earnings losses and financial penalties. The occurrence of any of these events could harm our business, prospects, results of operations and financial results.

Consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends, our business may be adversely affected.

Our business is primarily focused on developing, manufacturing, marketing and distributing our premium water products. Consumer demand for our products, technology and systems and interest in our offerings could change based on a number of possible factors, including changes in consumer preferences, dietary habits, refreshment and nutritional habits, the impact of our supply chain on our sourcing communities, shifts in preference for various product attributes or consumer confidence, trends within consumer age groups and perceived value and quality for our products, technology and systems relative to alternatives. Consumer trends that we believe favor sales of our premium water products, technology and systems could change based on a number of possible factors. While we continually strive to improve our premium water products, technology and systems through thoughtful, innovative research and development approaches to meet consumer needs, there can be no assurance that our efforts will be successful. If consumer demand for our products, technology and systems decreases, our business, financial condition, results of operations and cash flows may be adversely affected.

A reduction in consumer concerns about the environmental impact of plastic bottles and other packaging materials could result in reduced demand for our products and could harm our business.

Our business could be adversely affected if there is a reduction in interest or concern among our target consumers, governments and other industry stakeholders about the potentially damaging impact of the accumulation of plastic bottles and other packaging materials in the environment, particularly in the world’s waterways, lakes and oceans, and the harmful effects of inefficient or absent practices for the collection, recycling and reuse of packaging materials. Previously, in response to environmental concerns, governmental entities in the United States and in many other jurisdictions around the world adopted regulations and policies designed to mandate or encourage plastic packaging waste reduction and an increase in recycling rates and/or recycled content minimums, or, in some cases, restrict or even prohibit the use of certain plastic containers or packaging materials. However, any reduction or scaling back of these regulations and policies, whatever their scope or form, could decrease the costs and expenses of our competitors to produce their beverage products and put us at a competitive disadvantage. A reduction in consumer demand for our products and/or a decrease in costs and expenditures of our competitors relating to the production and distribution of their beverage products as a result of decreased environmental concerns or interest in sustainable manufacturing, packaging and distribution practices could have an adverse effect on our business and results of operations.

Any failure by management to manage growth properly could have a material adverse effect on our business, operating results and financial condition.

We anticipate that we will experience a period of rapid growth in our operations, including in connection with our construction of U.S.-based water farms and bottling facilities, engagement with new distribution partners and increased headcount. Our success will depend in part on our ability to manage this growth effectively. The growth and expansion of our business places increased demands on our management team and our operational and financial resources. Future growth may also place increased demands on our financial, technical, operational and administrative resources and cause us to rely more on project partners and independent contractors, thus, potentially adversely affecting our financial position and results of operations. Our ability to grow will depend on a number of factors, including:

•        our ability to identify and acquire new product offerings;

•        our ability to develop and scale manufacturing of existing products;

•        our ability to continue to retain and attract skilled personnel;

•        our ability to maintain or enter into new relationships with long term partners and independent contractors;

•        the results of our research and development programs;

•        our ability to successfully complete manufacturing requirements on time and within budget;

•        our access to capital; and

•        our ability to enter into sales agreements.

We may not be successful in upgrading our technical, operational and administrative resources or increasing our internal resources sufficiently to provide certain of the services currently provided by third parties.

We are subject to risks associated with changing technology, product innovation, manufacturing techniques, operational flexibility and business continuity, which could place us at a competitive disadvantage.

The successful implementation of our business strategy requires us to continue to improve upon our existing products and air-to-water technology to deliver products to customers in the industries we serve at competitive prices. However, the competition in the air-to-water technology market is evolving and growing more competitive as new companies enter this market. We believe that our customers rigorously evaluate their suppliers on the basis of a number of factors, including product quality and consumer experience, price competitiveness, technical and manufacturing expertise, development and product design capability, new product innovation, reliability and timeliness of delivery, operational flexibility, customer service and overall management. Our success will depend on our ability to continue to meet customers’ changing specifications with respect to these criteria. Our competitors may develop and apply new air-to-water technologies in order to manufacture competing products in greater volume and at a lower expense than us. As a result, we may experience increased pricing pressure on the sale of our products, reduced profit margins, increased sales and marketing expenses and encounter challenges increasing our market share. We cannot ensure that we will be able to address any technological advances or efficiencies achieved by competitors, or be able to introduce new products that may be necessary to remain competitive and profitable at scale. Additionally, if we are unable to achieve widespread adoption of our water farms and bottling facilities, we may be subject to business continuity risk in the event of an unexpected loss of a material facility or operation.

We expect to incur research and development costs and devote resources to identifying and commercializing new products and services, which could reduce our profitability and may never result in revenue to us.

Our future growth depends on penetrating new markets, expansion in current markets, adapting existing products to new applications, and introducing new products and services that achieve market acceptance. We plan to incur substantial research and development costs as part of our efforts to design, develop and commercialize new products and enhance our existing products and technology. Because we account for research and development costs as operating expenses, these expenditures may adversely affect our earnings in the future if revenue does not grow to adequately offset increasing research and development costs. Further, our research and development programs may not produce successful results, and our new products and services may not achieve market acceptance, create any additional revenue or become profitable, which could materially harm our business, prospects, financial results and liquidity.

Our long-term success will depend ultimately on implementing our business strategy and operational plan, as well as our ability to generate revenues, achieve and maintain profitability and develop positive cash flows.

Our ability to produce, market, sell, and maintain our product offerings ultimately depends on our ability to generate revenues, achieve and maintain profitability and generate positive cash flow from our operations. To date, we have not generated any profits. The economic viability of our future activities has many risks and uncertainties including, but not limited to:

•        difficulty in marketing and/or selling our products;

•        higher than expected capital costs to manufacture or ship our products;

•        lower than expected binding sales contracts;

•        delays, reductions or stoppages of our manufacturing or shipping activities;

•        delays in the availability of raw materials, including aluminum, glass, and certain minerals and electrical components;

•        shortages of adequate and skilled labor or a significant increase in labor costs;

•        the introduction of new or modifications to existing regulatory laws and regulations that we must comply with;

•        our ability to expand our business into new countries, and any regulatory, legal, personnel, technological and other difficulties that increase our expenses and/or delay our ability to become profitable in such countries; and

•        our ability to establish strategic relationships with suppliers and third parties for the manufacture, marketing and sale of our products in existing and new markets.

Our future business activities may change as a result of any one or more of these risks and uncertainties.

We currently face and will continue to face significant competition from established companies with longer operating histories, customer incumbency advantages, access to and influence with governmental authorities, and more capital resources than we do. We could experience customers diverted to our competition, downward pricing pressures, and significant reductions to our revenue.

We compete for customers, financing partners and incentive dollars with other water creation, bottling and beverage providers. Many competing companies have longer operating histories, customer incumbency advantages, access to and influence with U.S. and foreign governments, and more capital resources than we do. Significant developments in the water creation, bottling and consumer beverage industry, or improvements in the efficiency or cost of traditional water bottling procedures, may increase pricing pressures and materially and adversely affect our business and prospects in ways we cannot anticipate. We may also face new competitors who are not currently in the market. If we fail to adapt to changing market conditions and to compete successfully with new competitors, we may limit our growth and adversely affect our revenue and business results.

Mergers in our industry among our current or potential competitors may adversely affect our competitive position.

There has been an increase in consolidation activity among businesses in our industry. For example, in May 2025, PepsiCo completed its acquisition of Poppi, a prebiotic soda brand; in November 2024, Primo Water Corporation, known for water dispensers, completed its merger with BlueTriton Brands, Inc., owner of bottled-water brands like Poland Spring and Deer Park; and in May 2023, Xylem Inc., a leading global water technology company, acquired Evoqua Water Technologies Corp. If this consolidation continues, it may result in resources being concentrated amongst our competitors and could negatively impact our competitive position in the market.

We have a history of losses and may not be able to achieve or maintain profitability in the future.

We have a history of incurring net losses, and we may not achieve or maintain profitability in the future. We cannot accurately predict when or whether we will reach or maintain profitability. We expect our costs will increase over time and our operating losses will continue as we expect continued investments of significant additional funds in expanding our business, sales, and marketing activities, research and development aimed to further develop our products and services, and maintain adequate customer support, each of which we consider critical to our success. We also expect to incur additional general and administrative expenses as a result of our growth and expect our costs to increase to support our operations as a public company. Historically, our costs have increased over the years due to these factors, and we expect to continue to incur increasing costs to support our anticipated future growth. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur significant losses and may not achieve or maintain profitability. Moreover, if we do not achieve or maintain profitability, failure to do so could hinder our ability to self-fund our operations and growth without relying on external financing.

Further, we may make decisions that would adversely affect our short-term operating results if we believe those decisions will improve the experiences of our customers and if we believe such decisions will improve our operating results over the long term. These decisions may not be consistent with the expectations of investors and may not produce the long-term benefits that we expect, in which case our business may be materially and adversely affected.

We may seek to raise further funds through equity or debt financing, joint ventures, production sharing arrangements or other means. Any inability to access the capital or financial markets may limit our ability to fund our ongoing operations, execute our business plan or pursue investments that we may rely on for future growth.

We expect to continue to incur operating and investing net cash outflows. The anticipated uses of such outflows include expenses incurred in connection with maintaining and acquiring customer relationships, undertaking research and development activities and the funding obligations to further advance our current product offerings. As a result, we will rely upon PubCo’s access to capital markets as a source of funding for our capital and operating requirements if and when we are listed on Nasdaq. If we are unable to become sustainably profitable, we will require additional capital to fund our ongoing operations. However, we cannot assure you that such additional funding will be available to us on satisfactory terms, or at all.

In order to finance our future ongoing operations and future capital needs, we will require additional funds through the issuance of additional equity or debt securities. Depending on the type and terms of any financing we pursue, shareholders’ rights and the value of their investment in our ordinary shares could be reduced. Any additional equity financing will dilute shareholdings. If the issuance of new securities results in diminished rights to holders of our ordinary shares, the market price of our ordinary shares could be negatively impacted. New or additional debt financing, if available, may involve restrictions on financing and operating activities. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on such debt securities would increase costs and negatively impact operating results.

Certain market disruptions may increase our cost of borrowing or affect our ability to access one or more financial markets. Such market disruptions could result from:

•        adverse economic conditions, including inflationary factors and recessionary fears and ongoing geopolitical conflicts;

•        adverse general capital market conditions, including inflation, changes in monetary policy, tariffs and increased interest rates;

•        bankruptcy or financial distress of unrelated comparable companies;

•        significant decrease in the demand for our products and air-to-water technologies; or

•        adverse regulatory actions that affect our manufacturing, shipping, or products generally.

If we are unable to obtain additional financing, as needed, at competitive rates and on satisfactory terms, our ability to fund our current operations and implement our business plan and strategy will be adversely affected. There is, however, no guarantee that we will be able to secure any additional funding or be able to secure funding that will provide us with sufficient funds to meet our objectives, which may adversely affect our business and financial position.

If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

We highly value the contributions of our senior management and key personnel, particularly our CEO and Chairman, Pete Carr, our Chief Financial Officer, David Tuerff, and our Chief Operating Officer, Ryan Bibbo. Our success continues to depend largely upon the performance of key officers, employees and consultants who have advanced us to our current stage of development and contributed to our potential for future growth. The market for qualified talent has become increasingly competitive, with shortages of qualified talent relative to the number of available opportunities being experienced in all markets where we conduct our operations. The ability to remain competitive by offering higher compensation packages and programs for growth and development of personnel, with a view to retaining existing talent and attracting new talent, has become increasingly important to us and our operations in the current climate. Additionally, we have not purchased any “key-man” insurance for our directors, officers or key employees and currently have no plan to do so. We may not be able to replace our senior management or key personnel with persons of equivalent expertise and experience within a reasonable period of time or at all if one or more of our senior management and key personnel are not retained, and we may incur additional expenses to recruit, train and retain additional personnel. Any prolonged inability to retain key individuals, or to attract and retain new talent as we grow, could have a material adverse effect upon our growth potential and prospects.

Our future performance is difficult to evaluate because we have a limited operating history.

We have a limited history operating our business at its current scale, and therefore a limited history upon which you can base an investment decision. While there is rising demand for sustainably sourced premium water beverages, predicting our future revenue and appropriately budgeting for our expenses is difficult, and we have limited insight into trends that may emerge and affect our business.

Our financial results depend on successful marketing and sales of our premium packaged water products and project execution. Our business may be adversely affected by cost overruns, failure to meet customer schedules, failure of our subcontractors to fulfill their obligations to us, or other execution issues.

Our revenue is primarily generated from our premium packaged water, sold in aluminum cans and bottles and glass bottles. We also generate revenue through the manufacture and sales of AWGs. Further, we receive maintenance revenue and project-based revenue, including from installation and water bottling services. Anticipated project-based revenue from operations of our water farms and bottling facilities is subject to complex and lengthy negotiations with customers and installations. These projects are subject to a number of significant risks, including project delays, cost overruns, changes in scope, unanticipated site conditions, design and engineering issues, incorrect cost assumptions, increases in the cost of materials and labor, health and safety hazards, third party performance issues, weather issues and changes in laws or permitting requirements. If we are unable to manage these risks, we may incur higher costs, liquidated damages, and other liabilities, which may decrease our profitability, have a material adverse effect on our financial performance and harm our reputation.

Damage to our reputation or brand image can adversely affect our business.

Maintaining a positive reputation globally is critical to selling our products. Our reputation or brand image could be adversely affected by a variety of factors, including: any failure by us or our business partners to maintain high ethical, business and environmental, social and governance practices, including with respect to human rights, child labor laws, equity and inclusion, workplace conditions and employee health and safety; any failure, or perception of a failure, to achieve our standards, including with respect to the health profile of our products, packaging, water use and our impact on the environment; any failure to address health or other concerns about our products; our research and development efforts; any product quality or safety issues, including the recall of any of our products; any failure to comply with laws and regulations; consumer perception of our advertising campaigns, sponsorship arrangements, marketing programs, use of social media and any response to political and social issues or catastrophic events; or any failure to effectively respond to negative or inaccurate comments about us on social media or otherwise regarding any of the foregoing. Damage to our reputation or brand image could decrease demand for our products, thereby adversely affecting our business.

Our sales and profitability may be impacted by, and we may incur liabilities as a result of, warranty claims, product defects, recalls, improper use of our products, or our failure to meet performance guarantees or customer safety standards, or treat emerging contaminants.

We plan to begin the production and sale of AWGs in the United States to retailers, commercial and industrial customers, and government agencies. In connection with the sale of AWG to customers, we may be exposed to various risks, such as manufacturing or design defects in our products or unanticipated or the improper use of our products by our customers which could create product safety, regulatory or other risks, including personal injury, death, or property damage. These events could lead to recalls or safety alerts relating to our products, result in the removal of a product from the market or result in product liability claims being brought against us. Any recalls, removals, or product liability claims could result in significant costs, as well as negative publicity and damage to our reputation that could reduce demand for our products and have a material adverse effect on our business, financial condition, results of operations or prospects.

Further, it is generally our responsibility to service the equipment we provide our customers throughout the duration of our contract with such customers, and our customers may be required to maintain insurance covering loss, damage or injury caused by our equipment. However, we are not able to monitor our customers’ use or maintenance of their AWGs or their compliance with our contracts or usage instructions. Customers’ failure to properly use, maintain or safeguard their equipment or customers’ noncompliance with insurance requirements may reflect poorly on us as the provider of such equipment and, as a result, damage our reputation.

Risks Related to Legal, Compliance and Regulations

The legal and regulatory environment in the jurisdictions in which we operate, changes thereto and our ability to comply with the same could negatively affect our results of operations, adversely affect demand for our products and services or result in litigation.

As a producer and distributor of premium water products, we must comply with various federal, state, provincial, local, and foreign laws relating to the extraction, production, packaging, quality, labeling, and distribution of our products. We are also subject to various federal, state, provincial, local, and foreign environmental and health and safety laws and regulations, including those governing our workplaces and locations where our products are distributed. Our products must meet FDA or parallel foreign requirements of safety for human consumption, labeling, processing, and distribution under sanitary conditions and production in accordance with FDA’s current “good manufacturing practices.”

As a company with operations outside North America in the UAE, we may also encounter difficulties associated with managing an organization with operations in multiple countries, complying with differing laws and regulations (including the U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act of 2010 and local laws prohibiting payments to government officials and other corrupt practices, tax laws, regulations and rates), enforcing agreements, and collecting receivables through foreign legal systems. Although we have implemented policies and procedures designed to ensure compliance with these laws, there can be no assurance that our employees, distributors, retailers, brokers, contractors, and agents will not take actions in violation of our policies, particularly as we expand our operations through organic growth. Any such violations could subject us to civil or criminal penalties, including material fines or prohibitions on our ability to offer our products in one or more countries, and could also materially damage our reputation, brand, international expansion efforts, business, and operating results. Additional risks include the potential for restrictive actions by foreign governments, changes in economic conditions in each market, foreign customers who may have longer payment cycles than customers in the United States, the impact of economic, political, and social instability of those countries in which we operate and acts of nature, such as typhoons, tsunamis, or earthquakes. The overall volatility of the economic environment has increased the risk of disruption and losses resulting from inflation, currency devaluation, and tax or regulatory changes in certain countries in which we have operations.

We strive to maintain all permits or approvals required to conduct our business, but we are not able to guarantee we will receive, or will be able to maintain, such approvals in the future or to gain approval necessary to extract or distribute our water products, or otherwise conduct our business. The laws and regulations applicable to us are complex and may change as a result of political, economic, or social events or become more stringent over time. Such regulatory changes may include changes in food and drug laws, laws related to advertising and how we may market our products, accounting standards, taxation requirements, our effective tax rate, competition laws, and environmental laws. Changes in laws, regulations, or government policy and related interpretations may alter the environment in which we do business and create increased costs of compliance with current and future environmental laws and regulations, which may negatively affect our results of operations or increase our costs or liabilities.

We conduct business in markets with high-risk legal compliance environments, which exposes us to increased legal and reputational risk.

We sell our premium water products and have water farms, bottling plants and other business operations in markets with high-risk legal compliance environments. Our policies and procedures require strict compliance by our employees and agents with all United States and local laws and regulations and consent orders applicable to our business operations, including those prohibiting improper payments to government officials. Nonetheless, our policies, procedures and related training programs may not always ensure full compliance by our employees and agents with all applicable legal requirements. Improper conduct by our employees or agents could damage our reputation in the United States and internationally or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines as well as disgorgement of profits.

Failure by suppliers or co-packers to comply with applicable laws and regulations, or with specifications and other requirements for our products, may adversely impact our business.

We rely on our raw material suppliers and co-packers for compliance with applicable legal and regulatory requirements. If our raw material suppliers or co-packers fail to comply with applicable federal, state, and local requirements it could materially adversely impact our business. For example, failure of our co-packers to comply with applicable Current Good Manufacturing Practices (CGMP) requirements could necessitate a product recall, cause us to be subject to regulatory enforcement action, or lead to private litigation against us.

We also rely on our suppliers and co-packers to provide us with custom-made products that comply with our proprietary design, specifications and other applicable requirements. If they fail to do so, or if our raw material suppliers fail to supply us with material that complies with applicable proprietary design or other specifications, it could lead to supply chain disruptions, inability to satisfy the terms of commercial arrangements entered into with our customers, damage to our reputation, or otherwise materially adversely impact our business. It could also result in the inability of the co-packers to manufacture and package products for us or inability of the raw material suppliers to continue to supply to us critical components for the production of our products, which could result in disruption or increased cost of product. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We are subject to environmental, health and safety laws and regulations, and labor laws in multiple jurisdictions, which impose substantial compliance requirements on our operations. Our operating costs could be significantly increased in order to comply with new or stricter regulatory standards imposed by any governmental agency in which we operate.

Our operations, products and services are governed by various environmental protection and health and safety laws and regulations, including, without limitation, the regulations promulgated by the Abu Dhabi Agriculture and Food Safety Authority (ADAFSA) and the Dubai Municipality. As our operations expand into the United States and elsewhere, we will be subject to new regulations such as the federal Safe Drinking Water Act, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the Toxic Substances Control Act, the Federal Insecticide, Fungicide, and Rodenticide Act in the United States, the Restriction of Hazardous Substances (RoHS) Directive, and the Registration, Evaluation and Authorization of Chemicals (REACH) Directive in Europe, and similar local laws and regulations and permits issued under these laws by the environmental and health and safety regulatory agencies in the jurisdictions where we do business. The aforementioned laws and regulations establish, among other things, criteria and standards for drinking water, discharge of certain waste, the proper management of hazardous and non-hazardous solid waste and protection of public and worker health and safety. Pursuant to these laws, we are or would be required to obtain various environmental permits from environmental regulatory agencies for our operations. We cannot provide any assurance that our operations, products, or services will be at all times in total compliance with these laws, regulations and permits or that we will be able to obtain or renew all required permits. In particular, we face increasing complexity in our operations as we adjust to new and future requirements relating to water quality, the composition of our other products, their safe use, the energy consumption associated with our operations, and climate change laws and regulations. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators and be subject to lawsuits, civil or criminal, seeking enforcement and/or injunctive relief. We may also be subject to civil claims by citizens groups seeking to enforce environmental laws. In the event of an accident or if we otherwise fail to comply with applicable regulations, we could lose our permits or approvals and/or be held liable for damages and monetary penalties.

Environmental laws and regulations are complex and change frequently. These laws, and the enforcement thereof, have tended to become more stringent over time. It is possible that new standards could be imposed, either stricter or more lenient than existing standards, that could result in the obsolescence of our products or lead to an interruption or suspension of our operations and have a material adverse effect on the productivity and profitability of a particular manufacturing facility, service, or product that we rely upon or on us as a whole.

Delays in enactment or repeals of environmental laws and regulations may make our products, services, and solutions unnecessary or less economically beneficial to our customers, adversely affecting demand for our products, services, and solutions.

Certain of our products, services and solutions may assist various industries and municipalities in meeting stringent environmental and safety requirements enacted for the purpose of making water cleaner and safer. Our future growth is dependent in part on the impact and timing of potential new water laws and regulations, as well as potential changes to existing laws and regulations. If stricter laws or regulations are delayed or are not enacted, or repealed or amended to be less strict, or enacted with prolonged phase-in periods, or not enforced, demand for our products and services may be reduced. We are currently unable to predict whether changes to statutes and rules will affect demand for our products and services. To the extent that such changes have a negative impact on us, including as a result of related uncertainty, these changes may materially and adversely impact our business, financial condition, results of operations or prospects.

Our businesses require numerous permits, licenses, franchises and other approvals from various governmental agencies, and the failure to obtain or maintain any of them, or lengthy delays in obtaining them, could materially and adversely affect us.

Our businesses require numerous permits, licenses, rights-of-way, franchises, certificates and other approvals from U.S. and foreign governmental agencies. These approvals may not be granted in a timely manner or at all or may be modified, rescinded or fail to be extended for a variety of reasons. Obtaining or maintaining these approvals could result in higher costs or the imposition of conditions or restrictions on our operations. If one or more of these approvals were to be suspended, rescinded or otherwise terminated, including due to expiration or legal or regulatory changes, or modified in a manner that makes our continued operation of the applicable business prohibitively expensive or otherwise undesirable or impossible, we may be required to adjust or temporarily or permanently cease certain of our operations, sell the associated assets or remove them from service and/or construct new assets intended to bypass the impacted area, in which case we may lose some of our revenue-generating assets, our development projects may be negatively affected and we may incur impairment charges or other costs that may not be recoverable. The occurrence of any of these events could materially and adversely affect our results of operations, financial condition, cash flows and/or prospects.

We may invest funds in capital projects prior to receiving all regulatory approvals. If there is a delay in obtaining these approvals; if any approval is conditioned on changes or other requirements that increase costs or impose restrictions on our existing or planned operations; if we fail to obtain or maintain these approvals or comply with them or other applicable laws or regulations; if we are involved in litigation that adversely affects any approval or rights to the applicable property or assets; or if management decides not to proceed with a project, we may be unable to recover any or all amounts invested in that project. Any such occurrence could cause our costs to materially increase, result in material impairments, and otherwise materially and adversely affect our results of operations, financial condition, cash flows and/or prospects.

Advertising inaccuracies and product mislabeling may have an adverse effect on our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

Certain of our products are advertised with claims as to their origin, ingredients or health, wellness, environmental or other potential benefits, including, by way of example, the use of the terms “natural”, “organic”, “clean”, “pure”, “no added sugars”, “non-toxic”, “microplastic free”, “sustainable”, “eco-friendly”, or similar synonyms or implied statements relating to such benefits. Although the FDA and the USDA each have issued statements and adopted policies regarding the appropriate use of the word “natural”, there is no single, universal definition of the term “natural” for various categories we sell, which is true for many other adjectives common in the healthy or sustainable products industry. The resulting uncertainty has led to consumer confusion, distrust and legal challenges.

In addition, the FDA has consistently enforced its regulations with respect to nutrient content claims, unauthorized health claims (claims that characterize the relationship between a food or food ingredient and a disease or health condition) and other claims that impermissibly suggest therapeutic benefits of certain foods or food components, or that misrepresent or improperly characterize the nutrient content in conventional food products.

Moreover, the FTC has articulated a robust substantiation standard for health claims on foods and dietary supplements and has pursued investigations and litigation against companies where the FTC has concern that the claims being made are not properly substantiated. Examples of causes of action that may be asserted in a consumer class action lawsuit include fraud, unfair trade practices and breach of state consumer protection statutes. The FTC and/or state attorney generals may bring legal action that seeks the removal of a product from the marketplace and imposes fines and penalties. Further, consumer class action false advertising litigation relating to terms such as “natural”, “non-toxic”, “non-GMO”, and other claims remain a persistent threat in our industry. Even when unmerited, class action claims, action by the FTC or state attorneys general enforcement actions can be expensive to defend and adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image, which could have a material and adverse effect on our business, financial condition, results of operations or cash flows.

The USDA enforces federal standards for organic production and use of the term “organic” on product labeling. These laws prohibit a company from selling or labeling products as organic unless they are produced and handled in accordance with the applicable federal law. By definition, organic products are not genetically modified or do not include genetically modified (bioengineered) ingredients. We use suppliers and manufacturing partners who can certify that they meet the standards needed for each applicable product or ingredient specification. Our failure, or failure on the part of our suppliers or manufacturing partners to comply with these ingredient and product specifications, to maintain appropriate certifications, or to label organic products in compliance with federal or state laws, may subject us to liability or regulatory enforcement. Consumers may also pursue state law claims as to our labelling practices on this and other matters, challenging our labels as being intentionally mislabeled or misleading or deceptive to consumers. The cost of defending or settling these suits may be material to our business.

The regulatory environment in which we operate could also change significantly and adversely in the future. New or changing regulations could impact the way consumers view our products, such as potential new labeling regulations or enforcement of a standard of identity for terms used to market our products that would require us to list certain ingredients by specific names that could confuse our consumers into thinking we may use different types of ingredients than they originally thought or that the quality of our ingredients is different to what they anticipated.

Failure to comply with laws and regulations applicable to our business can adversely affect our business.

The conduct of our business is subject to numerous laws and regulations relating to the production, processing, storage, distribution, sale, display, advertising, marketing, labeling, content (including whether a product contains genetically engineered ingredients), quality, safety, transportation, supply chain (including human rights), traceability, sourcing (including pesticide use), packaging, disposal, recycling and use of our products or raw materials, employment and occupational health and safety, environmental, social and governance matters and reporting (including climate change), and data privacy and protection. In addition, in many jurisdictions, compliance with competition and antitrust laws is of special importance to us due to our competitive position, as is compliance with anti-corruption laws. The imposition of new laws, changes in laws or regulatory requirements or changing interpretations thereof, changes in the enforcement priorities of regulators, and differing or competing regulations and standards across the markets where our products or raw materials are made, manufactured, distributed or sold, have in the past and could continue to result in higher compliance costs, capital expenditures and higher production costs, or make it necessary for us to reformulate certain of our products, resulting in adverse effects on our business. For example, increasing governmental and societal attention to environmental, social and governance matters has resulted and could continue to result in new laws or regulatory requirements, including expanded disclosure requirements that are expected to continue to expand the nature, scope and complexity of matters on which we are required to report. In addition, the entry into new markets or categories has resulted in and could continue to result in our business being subject to additional regulations resulting in higher compliance costs. If one jurisdiction imposes or proposes to impose new laws or regulations that impact the manufacture, distribution or sale of our products, other jurisdictions may follow. Failure to comply with such laws or regulations (or allegations thereof) can subject us to criminal or civil investigations or enforcement actions, including voluntary and involuntary document requests, fines, injunctions, product recalls, penalties, disgorgement of profits or activity restrictions, all of which can adversely affect our business.

Any failure by us to comply with the anti-corruption, anti-bribery, privacy/personal data, consumer protection, environmental and similar laws could result in legal penalties and fines, and/or negatively impact our reputation and results of operations.

We are required to comply with anti-corruption laws and regulations imposed by governments with jurisdiction over our operations, which may include the FCPA, as well as other laws of the countries where we do business. These laws and regulations may restrict our operations, trade practices, investment decisions and partnering activities. The FCPA and other applicable laws prohibit us and our officers, directors, employees and third-party business partners, representatives and agents acting on our behalf from corruptly offering, promising, authorizing or providing anything of value to government officials for the purposes of influencing the government official or official decisions, obtaining or retaining business or otherwise obtaining favorable treatment.

In terms of the risks posed by government officials in particular, we are subject to the jurisdiction of various governments and regulatory agencies, which may bring our personnel and third-party business partners, representatives and agents acting on our behalf into contact with government officials responsible for, among other things, issuing or renewing permits, licenses or approvals or enforcing governmental regulations. In addition, our international operations expose us to the risk of violating, or being accused of violating, anti-corruption laws and regulations. Our failure to successfully comply with these laws and regulations may expose us to reputational harm, as well as significant penalties, including criminal fines, imprisonment, civil penalties, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive.

We are reviewing existing policies and are developing updated policies and procedures to comply with applicable anti-corruption laws and regulations. However, there can be no guarantee that our policies and procedures will effectively prevent violations by our personnel or business partners, representatives and agents acting on our behalf. Any such violation could adversely affect our reputation, business, financial condition and results of operations.

Under applicable anti-bribery and anti-corruption laws, we could be held liable for acts committed by third-party business partners, representatives and agents who act on our behalf. The Company and its third-party business partners, representatives and agents may have direct or indirect interactions with government officials and employees of state-owned or affiliated entities, and we are subject to the risk that the company could be held liable for the corrupt or other illegal activities of these third-party business partners, representatives and agents and their respective employees, representatives, contractors, subcontractors and agents, even if the company does not authorize such activities.

Uncertainties in the interpretation and application of existing, new, and proposed tax laws and regulations could materially affect our tax obligations and effective tax rate.

Many of the tax laws to which we are subject or under which we operate are unsettled and may be subject to significant change. The issuance of additional guidance related to existing or future tax laws, or changes to tax laws or regulations proposed or implemented by the current or a future U.S. presidential administration, Congress, or taxing authorities in other jurisdictions, including jurisdictions outside of the United States, could materially affect our tax obligations and effective tax rate. For example, the Organisation for Economic Cooperation and Development (the “OECD”) has announced an accord commonly referred to as “Pillar Two” to set a minimum global corporate tax rate of 15%, which is being or may be implemented in many jurisdictions, including the United States. The OECD is also issuing guidelines that are different, in some respects, than current international tax principles. If countries amend their tax laws to adopt all or part of the OECD guidelines, this may increase tax uncertainty and increase taxes that we are required to pay. We cannot predict whether the U.S. Congress or any other governmental body, whether in the United States or in other jurisdictions, will enact new tax legislation (including increases to tax rates), whether the U.S. IRS or any other tax authority will issue new regulations or other guidance, whether the OECD or any other intergovernmental organization will publish any guidelines on global taxation or whether member states will implement such guidelines, nor can we predict what effect such legislation, regulations or international guidelines might have. To the extent that such changes have a negative impact on us, including as a result of related uncertainty, these changes may adversely impact our business, financial condition, results of operations, and cash flows.

The amount of taxes we pay in different jurisdictions depends on the application of the tax laws of various jurisdictions, including the United States, to our business activities, tax rates, new or revised tax laws, or interpretations of tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency. Similarly, a taxing authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

As a private company, we have not been required to document and test our internal controls over financial reporting, nor has our management been required to certify the effectiveness of our internal controls and our auditors have not been required to opine on the effectiveness of our internal control over financial reporting. Failure to maintain adequate financial, information technology and management processes and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies, which could lead to errors in our financial reporting and adversely affect our business.

Prior to the Business Combination, we have operated as a private company. As a result, we have not been required to document and test our internal controls over financial reporting, nor has our management been required to certify the effectiveness of our internal controls and our auditors have not been required to opine on the effectiveness of our internal control over financial reporting. We currently do not have an internal audit function and do not have formalized processes to implement review controls within our internal control over financial reporting.

Following Closing, we will be required to comply with certain provisions of the Sarbanes-Oxley Act, including Section 404(a). The rules governing the standards that must be met for management to assess internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We have not historically had to comply with all of these rules and to comply with the Sarbanes-Oxley Act, the requirements of being a reporting company under the Exchange Act and any complex accounting rules in the future, we may need to upgrade our legacy information technology systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If we are unable to hire the additional accounting and financial staff necessary to comply with these requirements, we may need to retain additional outside consultants. If we or, if required, our independent registered public accounting firm, are unable to conclude that our internal controls over financial reporting are effective, investors may lose confidence in our financial reporting, which could negatively impact the price of our securities.

In connection with the preparation and audit of the consolidated financial statements of Air Water Ventures Holdings Limited as of and for the years ended December 31, 2025 and 2024, material weaknesses were identified in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified were as a result of:

•        Lack of sufficient resources with requisite financial reporting knowledge and experience;

•        Lack of sufficient entity level controls and sufficiently designed internal controls and financial reporting policies and procedures including segregation of duties that are commensurate with financial reporting requirements;

•        Lack of effective controls over purchase to pay process including those related to cut-off procedures; and

•        Lack of design and operating effectiveness of information technology general controls for information systems that are relevant to the preparation of our consolidated financial statements.

We are actively undertaking remediation efforts to address the material weaknesses. However, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our issued securities, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements from prior periods.

Increased scrutiny and changing expectations from investors regarding environmental, social and governance considerations may result in the decrease of the trading price of our securities.

Companies across all industries are facing increased scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and have placed increased importance on the implications and social cost of their investments. The increased focus may hinder access to capital, as investors and lenders may decide to reallocate capital as a result of their assessment of a company’s ESG practices. Reduced access to capital could hinder our growth. Companies that do not adapt to or comply with investor and lender expectations and standards, which are evolving, may suffer from reputational damage and their business, financial condition and stock price may be adversely affected.

Economic and External Risks

The occurrence of significant events against which we may not be fully insured could have a material adverse effect on our business, financial condition and results of operations.

Although we have an insurance program, we may become subject to liability for pollution, occupational illness or other hazards against which we have not been insured, cannot insure or are insufficiently insured. Our existing insurance policies contain specific exclusions and limitations on coverage. Should we suffer a major loss, which is insufficiently covered, future earnings could be affected. In addition, certain classes of insurance may not continue to be available at economically acceptable premiums. As a result, in the future, our insurance coverage may not fully cover the extent of claims against it or any cross-claims made.

Our business may be adversely affected by force majeure events outside our control, including labor unrest, civil disorder, war, subversive activities or sabotage, extreme weather conditions, fires, floods, explosions or other catastrophes, epidemics or quarantine restrictions. For example, a hurricane or tropical storm could cause major damage to our facilities, equipment and properties and adversely affect our supply chain and operations.

Natural or environmental disasters, such as earthquakes, fires, floods, hurricanes, tsunamis and other severe weather-related phenomena generally, and widespread disease, including pandemics and epidemics, have been and can be highly disruptive to economies and markets and have recently led, and may continue to lead, to increased market volatility and significant market losses. Such natural disaster and health crises could exacerbate political, social and economic risks previously mentioned, and result in significant breakdowns, delays, shutdowns, social isolation and other disruptions to important global, local and regional supply chains affected, with potential corresponding results on our operating performance. For example, a hurricane or tropical storm could significantly disrupt the delivery of our manufacturing equipment to commercial partners and the ability of our distributors to complete shipments of our products to customers. Additionally, similar natural disasters or events could interrupt the transmission of electricity needed to power our manufacturing operations. A climate of uncertainty and panic, including the contagion of infectious viruses or diseases, may adversely affect global, regional and local economies and increase the difficulty of modeling market conditions, potentially reducing the accuracy of our financial projections. Under these circumstances, we may have difficulty achieving our objectives which may adversely affect performance. Further, such events can be highly disruptive to economies and markets, significantly disrupt the operations of business partners, sectors, industries, markets, securities and commodity exchanges, currencies, interest and inflation rates, credit ratings, investor sentiment and other factors affecting our value. A widespread crisis may also affect the global economy in ways that cannot necessarily be foreseen at the current time. How long such events will last and whether they will continue or recur cannot be predicted.

In addition to the macroeconomic effects potentially caused by the aforementioned force majeure events, our products may not function properly if the surrounding air contains large amounts of debris. For example, products installed outdoors may not produce water at typical levels during heavy and prolonged sandstorms. Exterior placement in geographic locations prone to sandstorms, such as the Middle East, may increase malfunctions or maintenance costs. Impacts from these events could have significant impact on our performance, resulting in losses.

Inflation has increased our operating costs, and we expect to continue to experience inflationary conditions.

During the year ended December 31, 2024, the cost of certain commodities and materials used in our operations, including resins, metals, and electronic components, and the cost of labor, energy, fuel, transportation, and other resources necessary to operate our business, increased. We expect to continue experiencing inflationary conditions in the year ended December 31, 2025. Volatility in the market price and availability of raw materials and other inputs directly impacts the cost of operating our business, as well as broader macroeconomic, political or geopolitical conditions. We have taken actions to mitigate the impact of these cost increases through price increases, cost savings projects, and sourcing decisions. Although strategies exist to offset increased material costs through pricing initiatives, inflationary pressures have limited, and are expected to continue to limit, our ability to achieve margin expansion. Failure to offset cost increases adversely affects our gross profit, gross margin, and operating profit. Although price increases did not materially decrease demand for our products in fiscal year 2024, continued price increases to offset these costs could cause our customers to defer procurement of our products, solutions, and services or to buy from lower priced competitors, which could have an adverse effect on our revenues. In addition, many of our contracts are long-term in nature, and our failure to accurately project operating costs or negotiate or enforce price escalation provisions in our long-term contracts could have an adverse effect on our business, financial condition, and results of operations.

Unfavorable general economic and geopolitical conditions could adversely affect our business, financial condition and results of operations.

Our business may be adversely affected by changes in global economic conditions, including global inflationary pressures, prevailing interest rates, credit market conditions, increased unemployment, levels of consumer and business confidence, bank failures, commodity (including energy) prices and supply, a recession or economic slowdown, trade policies, foreign currency exchange rates, changing policy positions or priorities, governmental rules and approaches to taxation, levels of government spending and deficits, and actual or anticipated default on sovereign debt. Certain of the jurisdictions in which our products are sold have experienced, and could continue to experience, unfavorable changes in economic conditions, which could negatively affect the affordability of, and consumer demand for, our premium water products. Under difficult economic conditions, consumers may seek to reduce discretionary spending by forgoing purchases of our products or by shifting away from our beverages to lower-priced products offered by other companies, including private-label brands, which could reduce our profitability and negatively affect our overall financial performance. Additionally, other financial uncertainties in our major markets and unstable geopolitical conditions or events in certain markets, including international conflicts, civil unrest, acts of war, terrorism, governmental changes, or changes in international relations, could undermine global consumer confidence and reduce consumers’ purchasing power, thereby reducing demand for our products.

Our assets and operations could be subject to extensive property damage, business disruption, loss in value, nationalization, and expropriation as a result of geopolitical conflicts, acts of terrorism, war, and piracy, as well as any sanctions or embargoes resulting from these events. These events can disrupt trade flows, damage infrastructure, limit access to raw materials, reduce customer demand, or impede our ability to operate facilities or transport products or equipment. For example, our UAE-based operations and assets are exposed to heightened risks from the ongoing conflict between the United States and Iran. More specifically, the U.S. and Israeli strikes on Iran, and retaliatory strikes by Iran on, among others, Israel, Saudi Arabia, and the UAE, and the resulting measures that have been taken, and could be taken in the future, by NATO, the U.S., the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. This conflict could disrupt our manufacturing operations, including through damage to facilities, workforce dislocation, or interruptions in utilities or critical infrastructure, impair our ability to source raw materials or transport finished goods due to port closures, airspace restrictions, or disruptions to key shipping routes (including the Strait of Hormuz), or delay or prevent our ability to relocate manufacturing and production facilities in response to changing conditions. The UAE has experienced the adverse effects of direct military action due to this conflict, and there can be no assurance that further escalation will not occur and how and to what extent our UAE-based operations will be impacted by this ongoing conflict. The adverse effects of these and other adverse conditions could have a material adverse effect on our business, financial condition and results of operations and the wider global economy and market conditions.

Turmoil in the banking industry may negatively impact our business, results of operations and financial condition.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, the March 2023 failures of Silicon Valley Bank and Signature Bank, liquidity issues at Credit Suisse, government responses and resulting investor concerns regarding the United States or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, making it more difficult for us to acquire financing on acceptable terms or at all. Any material decline in available funding or our ability to access our cash and cash equivalents could adversely affect our ability to meet our operating expenses, have a material adverse effect on our financial condition, as well as our ability to continue to grow our operations.

Risks Related to Intellectual Property and Technology

Our patent applications may not result in issued patents, and any issued patents may not provide adequate protection, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

The status of patents involves complex legal and factual questions, and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent application we have filed, or patent applications we may file, will result in patents being issued, or that any patents that may be issued to us in the future will afford protection against competitors with similar technology. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued in other regions. Furthermore, even if these patent applications are accepted and the associated patents issued, some foreign countries provide significantly less effective patent enforcement than in the United States.

In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that we need to license or design around, either of which would increase costs and may adversely affect our business, prospects, and operating results.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We own trademarks, trade secrets and other intellectual property, which in aggregate are important to our business. The intellectual property rights that we have and may obtain, however, may not provide our products and services with a significant competitive advantage because our rights may not be sufficiently broad or may be challenged or invalidated. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property, or detect or prevent circumvention or unauthorized use of such property and the cost of enforcing our intellectual property rights could materially and adversely affect our business, financial condition, results of operations or prospects. Any dispute or litigation regarding intellectual property could be costly and time consuming due to the complexity and the uncertainty of intellectual property litigation. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of infringement or misappropriation. We may incur significant costs and diversion of management attention and resources as a result of such claims of infringement or misappropriation, and we or our suppliers or subcontractors could lose rights to significant or disruptive technologies, be unable to license technology, provide or sell products or services, or be required to pay substantial damages or license fees with respect to the infringed rights or be required to redesign, rework, reprogram, or replace our or our customers’ products, subcomponents, software, or systems, or recast our valuable brands at substantial cost, any of which could materially and adversely affect our competitive position, financial condition and results of operations even if we successfully defend against such claims of infringement or misappropriation.

We may need to defend ourselves against claims that we infringe, have misappropriated, or otherwise violate the intellectual property rights of others, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that they may in the future believe are infringed by our products. From time to time in the future, we may become subject to claims related to intellectual property and companies holding patents or other intellectual property rights allegedly relating to our technologies could, in the future, make claims or bring suits alleging infringement, misappropriation or other violations of such rights, or otherwise asserting their rights and seeking licenses or injunctions. If a claim is successfully brought in the future and we or our products are determined to have infringed, misappropriated, or otherwise violated a third-party’s intellectual property rights, we may be required to do one or more of the following:

•        cease selling products that incorporate the challenged intellectual property;

•        pay substantial damages (including treble damages and attorneys’ fees if our infringement is determined to be willful);

•        obtain a license from the holder of the intellectual property right, which license may not be available on reasonable terms or at all; or

•        redesign our products or services, which may not be possible or cost-effective.

Any of the foregoing could adversely affect our business, financial condition and operating results. In addition, any litigation or claims, whether or not valid, could adversely affect our reputation, result in substantial costs, and divert resources and management attention.

We also incorporate components supplied by third parties into our hardware. We may face claims that our use of such technology or components infringes or otherwise violates the rights of others, which would subject us to the risks described above. We may seek indemnification from our licensors or suppliers under our contracts with them, but our rights to indemnification or our suppliers’ resources may be unavailable or insufficient to cover our costs and losses.

Cyberattacks or a failure in our information technology and data security infrastructure could adversely affect our business and operations.

We rely upon the capacity, reliability and security of our Information Technology (“IT”) and data security infrastructure and our ability to expand and continually update this infrastructure in response to the changing needs of our business. Our existing IT systems and any new IT systems we utilize may not perform as expected. If we experience a problem with the functioning of an important IT system or a security breach of our IT systems, including during system upgrades or new system implementations, the resulting disruptions could adversely affect our business.

Despite our implementation of reasonable security measures, our IT systems, like those of other companies, are vulnerable to damages from computer viruses, natural disasters, fire, power loss, telecommunications failures, personnel misconduct, human error, unauthorized access, physical or electronic security breaches, cyberattacks (including malicious and destructive code, phishing attacks, ransomware, and denial of service attacks), and other similar disruptions that may have a material effect on our business or financial results. Such attacks or security breaches may be perpetrated by bad actors internally or externally (including computer hackers, persons involved with organized crime, or foreign state or foreign state-supported actors). Cybersecurity threat actors employ a wide variety of methods and techniques that are constantly evolving, increasingly sophisticated, and difficult to detect and successfully defend against. Additionally, our vendors, who have access to our IT systems or provide us software or services that we use in running the business (e.g., cloud-based service providers), may have unidentified or unremediated vulnerabilities that can permit cybersecurity threat actors to breach our defenses and security measures. Any future incidents could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines and potential liability. Any system failure or security breach could result in disruptions to our operations. A material network breach in the security of our IT systems could include the theft of our trade secrets, customer information, human resources information or other confidential data, including, but not limited to, personal information. A breach in the security of our connected products could lead to a disruption in service, remediation costs, loss of reputation, and loss of sales and revenue. Although past incidents have not had a material effect on our business operations or financial performance, to the extent that any disruptions or security breach results in a loss or damage to our data, or an inappropriate disclosure of confidential, proprietary or customer information, it could cause significant damage to our reputation, affect our relationships with our customers and strategic partners, lead to claims against us from governments and private plaintiffs, and adversely affect our business. In the event of a breach of our IT systems, depending on the severity or type, our insurance policy may be insufficient to cover our financial loss. As we continue to strive to protect our IT systems and the data thereon, such efforts may increase our overall costs which may include, hiring additional personnel, increased cyber liability insurance premiums and coverage, and third party service providers. Our board of directors is responsible for overseeing management’s identification, monitoring, and management of risk. In particular, our board of directors, through its audit committee, is responsible for oversight of cybersecurity risks, including with respect to the Company’s supply chain, suppliers, and service providers, and our management is responsible for day-to-day risk management processes. Our board of directors, through its audit committee, receives reports from management on material cybersecurity risks and the degree of the Company’s exposure to those risks. Management has worked, and expects to continue to work, with third-party service providers, as appropriate, to monitor and, as appropriate, respond to cybersecurity risks. However, we cannot guarantee that these risk management processes will be effective at mitigating the risk to our information technology systems. Despite our efforts to develop and implement appropriate cybersecurity controls, policies and practices, our cybersecurity program may not be sufficient to thwart all security incidents and cyberattacks.

Many governments have enacted laws requiring companies to provide notice of cyber incidents involving certain types of data, including personal information. If an actual or perceived cybersecurity breach of security measures, unauthorized access to our system or the systems of the third-party vendors that we rely upon, or any other cybersecurity threat occurs, we may incur liability, costs, or damages, contract termination, our reputation may be compromised, our ability to attract new customers could be negatively affected, and our business, financial condition, and results of operations could be materially and adversely affected. Any compromise of our security could also result in a violation of applicable domestic and foreign security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability. In addition, we may be required to incur significant costs to protect against and remediate damage caused by these disruptions or security breaches in the future.

We collect and store data that is sensitive to us and our employees, customers, dealers and suppliers, which may include personal information. Many governments have enacted laws governing the privacy of consumers in their respective jurisdictions, such laws include, but are not limited to, the EU General Data Protection Regulation and China’s Personal Information Protection Law. The scope of data privacy laws that may be applicable to us is ever-evolving and may be conflicting, especially as we expand into new jurisdictions. For example, to the extent that we undertake sales in the United States, at least 18 states have passed comprehensive privacy laws, similar to the California Consumer Privacy Act, as amended by the California Privacy Rights Act, that are effective or will be in the near future that impose significant obligations on businesses relating to the collection and processing of personal information, and grant consumers and employees various rights to access and control such personal information. In addition, our marketing and advertising efforts may be restricted under certain laws limiting marketing activity using certain mediums such as email and telephone lines, and advertising activity involving the use of webpage identifiers to track users across websites. These evolving legal and operational requirements could impose significant costs of compliance that is likely to increase over time. The failure to comply with applicable data privacy laws could lead to claims, litigation, regulatory or other governmental investigations, administrative fines and potential liability.

Risks Related to Our Projections

Our financial projections included in this proxy statement/prospectus rely in large part upon assumptions and analyses developed by us. If these assumptions prove to be incorrect, our actual operating results may differ materially from the forecasted results.

The Original Projections included in this proxy statement/prospectus were based on then available information and our estimates and assumptions as of May 2025. In March 2026, due to operational delays and revised outlooks for facility timing, production capacity, capital expenditures and market pricing assumptions since the Original Projections were prepared, Air Water management determined the Original Projections no longer reflected the views of Air Water management about its future performance. The factors that impacted Company performance include delays in permitting, power and equipment availability with respect to the timing and ramp up of its Hialeah Facility.

In March 2026, Air Water management determined it was appropriate to prepare Updated Projections to reflect Air Water’s performance outlook for the years ending December 31, 2026 and December 31, 2027. In April 2026, Air Water management prepared the Updated Projections based on adjusted assumptions and expectations as of the time such projections were prepared. For a discussion of the Updated Projections, see “Proposal No. 1 — The Business Combination Proposal — Certain Projected Financial Information — The Updated Projections”. Accordingly, the Original Projections do not reflect Air Water’s management’s view on future performance, and we caution you not to place undue reliance on the Original Projections in making a decision regarding our operating results.

Our financial projections and forecasts were prepared based on estimates and assumptions concerning various factors that are subject to significant risks and uncertainties, many of which are beyond our control, and therefore actual results may differ materially. These estimates and assumptions include, among others: estimates of the total addressable market for our products; assumptions regarding industry demand and performance under existing agreements and agreements currently under negotiation; assumptions regarding our ability to identify and convert new customers; estimates of our ability to retain and add capacity with existing customers; assumptions regarding our ability to scale production to meet current and future demand; and assumptions regarding research, product development, operational execution and demand. These estimates and assumptions are subject to various factors beyond our control, including, for example, changes in industry partner demand, changes in the supply of raw materials used in our products, changes in the regulatory environment, the impact of global health crises, including pandemics and epidemics, the imposition or heightening of sanctions or other economic or military measures in relation to the current Russia-Ukraine conflict, and changes in our executive team. Notably, our financial projections reflect assumptions regarding contracts that are currently under negotiation with, as well as indications of interest from, potential industry partners who may withdraw at any time. Moreover, if we experience delays or are otherwise unable to scale our manufacturing facilities to be fully operational or at capacity to meet customer demand underlying our estimates and assumptions, we may not meet our anticipated customer demand which would limit our ability to increase sales and result in lower-than-expected sales and higher than expected costs and expenses. Failure to adequately scale manufacturing capacity or otherwise satisfy customers’ demands may result in a loss of market share to competitors, damage our relationships with key customers, a loss of business opportunities or otherwise materially adversely affect our business, results of operations or financial condition. Additionally, any changes to our business model underlying our estimates and assumptions could result in different operating results and further render our historical operating history and financial data less useful in assessing our future prospects. Accordingly, our future financial condition and results of operations may differ materially from our projections included in this proxy statement/prospectus.

In addition, if there are high redemptions by Inflection Point Shareholders in connection with the Business Combination, we will have less Trust Account proceeds available to pursue our anticipated growth strategies than initially expected. The estimates and assumptions used in building our financial projections required the exercise of judgment and were and continue to be subject to various economic, business, competitive, regulatory, legislative, political and other factors. There can be no assurance that the projected results will be realized even after accounting for the differences discussed herein, or that actual results will not be significantly higher or lower than estimated. Our failure to achieve our projected results could harm the trading price of the PubCo Ordinary Shares and PubCo’s financial position following the completion of the Business Combination, and adversely affect PubCo’s future profitability, if any, and cash flows.

Except to the extent required by applicable law, neither we nor Inflection Point have any duty to update the financial projections included in this proxy statement/prospectus.

Demand for our products may not grow or may grow at a slower rate than we anticipate.

The market for clean water generation and bottling is emerging and rapidly evolving, and its future success is uncertain. If our clean water generation and bottling technology proves unsuitable for widespread commercial deployment or if demand for our products fails to develop sufficiently, we will be unable to achieve adequate sales and market share.

Many factors may influence the widespread adoption of clean water generation and bottling and demand for our products, including, but not limited to, the cost-effectiveness of our technologies as compared with conventional and competitive technologies, the performance and reliability of our products as compared with conventional and non-renewable products and fluctuations in economic and market conditions that impact the viability of conventional and competitive alternative water generation sources. You should consider our prospects in light of the risks and uncertainties emerging companies encounter when introducing new products and services into a nascent industry.

The rapidly evolving and competitive nature of our industry makes it difficult to evaluate our future prospects.

The rapidly evolving and competitive nature of the water generation and bottling industry makes it difficult to evaluate our current business and future prospects. In addition, we have limited insight into emerging trends that may adversely affect our business, financial condition, results of operations and prospects. The future services that we intend to offer are new to us and these are highly competitive markets in which we will need to compete. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including unpredictable and volatile revenues and increased expenses as we continue to grow our business. The viability and demand for our products may be affected by many factors outside of our control, including, but not limited to:

•        cost competitiveness, reliability and performance of our products compared to conventional water generation and bottling;

•        competing new technologies at more competitive prices than those we offer for our products;

•        levels of investment by end-users of our products, which tend to decrease when economic growth slows; and

•        the emergence, continuance or success of, or increased government support for, other water generation methods and products.

If our estimates and assumptions we use to determine the size of our total addressable market are inaccurate, our future growth rate may be affected and the potential growth of our business may be limited.

Market estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all. Our market opportunity is also based on the assumption that our existing and future offerings will be more attractive to our customers and potential customers than competing products and services. If these assumptions prove inaccurate, our business, financial condition and results of operations could be adversely affected.

Risks Related to Being a Public Company

There can be no assurance that PubCo Ordinary Shares will be approved for listing on Nasdaq or any other national securities exchange, or that PubCo will be able to comply with the continued listing standards of Nasdaq or any other national securities exchange.

In connection with the Closing, PubCo intends to list the PubCo Ordinary Shares on Nasdaq or another national securities exchange under the symbol “WATR”. PubCo’s eligibility for listing may depend on the number of Public Shares that are redeemed. If PubCo fails to meet the initial listing requirements of Nasdaq (and the related closing condition is waived by the parties), or after the Business Combination, Nasdaq delists the PubCo Ordinary Shares from trading on its exchange for failure to meet the continued listing standards and PubCo is not able to list such securities on another national securities exchange, PubCo expects such securities could be quoted on an over-the-counter market. If this were to occur, PubCo and its shareholders could face significant material adverse consequences including:

•        a limited availability of market quotations for PubCo Ordinary Shares;

•        reduced liquidity of market quotations for PubCo Ordinary Shares;

•        a determination that the PubCo Ordinary Shares are “penny stock” which would require brokers trading the PubCo Ordinary Shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for PubCo Ordinary Shares;

•        a limited amount of news and analyst coverage for PubCo;

•        institutional investors losing interest in our securities;

•        greater difficulty and cost at being able to satisfy any applicable stock exchange’s initial listing requirements for the post-business combination company;

•        our securities no longer qualifying as “covered securities” under the National Securities Markets Improvement Act of 1996, meaning that sales of our securities would be subject to regulation in each state in which that sale occurs, including in connection with our initial business combination, which may negatively impact our ability to consummate our initial business combination or to otherwise issue additional securities or obtain additional financing in the future and could negatively impact the ability of our security holders to trade, and result in further reduced liquidity and demand for, our securities; and

•        a decreased ability to obtain capital or pursue acquisitions by issuing additional securities in the future.

PubCo will be an emerging growth company, and PubCo cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make the PubCo Ordinary Shares less attractive to investors.

Following the consummation of the Business Combination, PubCo will be an emerging growth company, as defined in the JOBS Act. We expect to retain emerging growth company status for the foreseeable future, but cannot retain such status indefinitely. For as long as PubCo continues to be an emerging growth company, it may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including exemption from compliance with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. PubCo will remain an emerging growth company until the earlier of (i)(x) the date following the fifth anniversary of the closing of the Business Combination, (y) the date on which PubCo has total annual gross revenue of at least $1.235 billion or (z) the date on which PubCo is deemed to be a large accelerated filer, which means the market value of PubCo Ordinary Shares held by non-affiliates exceeds $700 million as of the last Business Day of PubCo’s prior second fiscal quarter, and (ii) the date on which PubCo has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

PubCo cannot predict if investors will find PubCo Ordinary Shares less attractive because PubCo may rely on these exemptions. If some investors find the PubCo Ordinary Shares less attractive as a result, there may be a less active trading market for the PubCo Ordinary Shares and its market price may be more volatile.

PubCo will be a foreign private issuer within the meaning of the rules under the Exchange Act, and as such it will be exempt from certain provisions applicable to domestic public companies in the United States.

Because PubCo will be a foreign private issuer under the Exchange Act, it will be exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) PubCo’s directors and officers will be exempt from the short-swing profit recovery provisions under Section 16(b) of the Exchange Act and the short sale prohibition under Section 16(c) of the Exchange Act; (iv) the selective disclosure rules by issuers of material non-public information under Regulation FD; and (v) beneficial owners of 10% or more of a class of PubCo’s equity securities registered under Section 12 of the Exchange Act will be exempt from Section 16 of the Exchange Act.

PubCo will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events may be furnished to the SEC on Form 6-K. However, the information PubCo is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a foreign private issuer, and as permitted by the listing requirements of Nasdaq, PubCo will have the option to follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.

As a foreign private issuer, PubCo will have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that PubCo discloses the requirements it is not following and describes the home country practices it is following. PubCo intends to follow the corporate governance requirements of Nasdaq applicable to foreign private issuers, though PubCo may in the future elect to use the foreign private issuer exemption with respect to certain of the Nasdaq’s corporate governance requirements. Any such election to follow certain home country corporate governance practices could be deemed detrimental to shareholders rights, when compared to protections provided by Nasdaq.

PubCo may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, PubCo will be a foreign private issuer, and therefore, PubCo will not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter. In the future, PubCo would lose its foreign private issuer status if (1) more than 50% of PubCo’s outstanding voting securities are owned by U.S. residents and (2) one of the following is true (i) a majority of PubCo’s directors or executive officers are U.S. citizens or residents, (ii) more than 50% of PubCo’s assets are located in the United States, or (iii) PubCo’s business is administered principally in the United States. If PubCo loses its foreign private issuer status, PubCo would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. PubCo would also have to mandatorily comply with U.S. federal proxy requirements, and PubCo’s officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Sections 16(b) of the Exchange Act and the short sale prohibition under Section 16(c) of the Exchange Act. On December 18, 2025, the Holding Foreign Insiders Accountable Act was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, mandating directors and officers of foreign private issuers to file Section 16(a) reports (Forms 3, 4, and 5) with the SEC to report beneficial ownership interests in companies, effective on March 18, 2026. In addition, PubCo will lose its ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, PubCo would incur significant additional legal, accounting and other expenses that PubCo will not incur as a foreign private issuer.

The requirements of being a public company may strain PubCo’s resources, divert PubCo management’s attention and affect PubCo’s ability to attract and retain qualified board members.

PubCo will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Nasdaq listing requirements and other applicable securities rules and regulations. As such, PubCo will incur additional legal, accounting and other expenses following the completion of the Business Combination. These expenses may increase even more once PubCo no longer qualifies as an “emerging growth company.”

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. PubCo expects these laws and regulations to increase its legal and financial compliance costs after the Business Combination and to render some activities more time-consuming and costly, although PubCo is currently unable to estimate these costs with any degree of certainty.

Members of PubCo’s management team will have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. PubCo’s management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing its growth strategy, which could prevent PubCo from improving its business, financial condition and results of operations. Furthermore, these rules and regulations may make it more difficult and more expensive for PubCo to obtain director and officer liability insurance, and consequently PubCo may be required to incur substantial costs to maintain the same or similar coverage. These factors could also make it more difficult to attract and retain qualified members of PubCo’s board of directors, particularly to serve on PubCo’s audit committee, compensation committee and nominating and corporate governance, and to attract and retain qualified executive officers.

Tau Capital and Air Water’s executive officers and directors will continue to exercise significant control over PubCo after the Business Combination, which will limit your ability to influence corporate matters and could delay or prevent a change in control.

Immediately following the completion of the Business Combination, Tau Capital and Air Water’s executive officers and directors will continue to hold a significant percentage of the outstanding PubCo Ordinary Shares. As a result, these shareholders may control the outcome of matters submitted to shareholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our equity or assets. These shareholders may have interest which are different from those of public shareholders and the concentration of voting power among one or more of such persons may have an adverse effect on the trading price of the PubCo Ordinary Shares.

Risks Related to PubCo Securities

Because each of Inflection Point and PubCo are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.

Inflection Point and PubCo are exempted companies incorporated under the laws of the Cayman Islands. As a result, it may be difficult for Inflection Point Shareholders, or shareholders of PubCo following the Business Combination, to effect service of process within the United States upon the directors or executive officers of Inflection Point or PubCo, or enforce judgments obtained in the United States courts against the directors or officers of Inflection Point or PubCo.

The corporate affairs of Inflection Point and PubCo are governed by their respective amended and restated memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders or investors in our shares to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of the directors of Inflection Point and PubCo under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal, are generally of persuasive authority, but are not binding on a court in the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of Inflection Point and PubCo shareholders and the fiduciary responsibilities of Inflection Point and PubCo directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholders’ derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like Inflection Point and PubCo have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges, and special resolutions of the shareholders) or to obtain copies of the register of members of these companies. Inflection Point and PubCo directors have discretion under their respective amended and restated articles of association to determine whether or not, and under what conditions, their respective corporate records may be inspected by their respective shareholders, but are not obliged to make them available to their respective shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

There is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce against Inflection Point or PubCo judgments of courts of the United States obtained against Inflection Point or PubCo or their directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States, or (ii) in original actions brought in the Cayman Islands, impose liabilities against Inflection Point or PubCo predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment: (i) must be final and conclusive, (ii) must be given by a foreign court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and (iii) must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, Inflection Point Shareholders, or shareholders of PubCo following the Business Combination, may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board or our controlling shareholders than they would as public shareholders of a United States company.

The PubCo A&R Articles that will become effective immediately prior to the completion of the Business Combination contains anti-takeover provisions that could have a material adverse effect on the rights of holders of the ordinary shares of PubCo.

In connection with the Business Combination, PubCo will adopt the PubCo A&R Articles that will become effective immediately prior to the consummation of the Business Combination. The PubCo A&R Articles will contain provisions to limit the ability of others to acquire control of PubCo or cause PubCo to engage in change of control transactions. These provisions could have the effect of depriving PubCo shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of PubCo in a tender offer or similar transaction. For example, the PubCo Board will have the authority, subject to any resolution of the shareholders to the contrary, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights associated with PubCo’s Ordinary Shares. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of PubCo or make removal of management more difficult. In connection with the Business Combination, PubCo will issue PubCo Series A Preferred Shares to holders in exchange for the Company’s Series A1 and Series A2 Preferred Shares. For additional information regarding this issuance of PubCo Series A Preferred Shares and the Business Combination, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Documents — Company Series A Preferred Shares Subscription Agreements.” Following the Business Combination, if the PubCo Board decides to issue additional preference shares, the price of the PubCo Ordinary Shares may decrease and the voting and other rights of the holders of the PubCo Ordinary Shares may be materially and adversely affected.

PubCo A&R Articles provide that the courts of the Cayman Islands will be the exclusive forum for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for complaints against us or our directors, officers or employees.

The PubCo A&R Articles contain an exclusive forum jurisdiction provision that provides that, unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands will have exclusive jurisdiction over any claim or dispute arising out of or in connection with the PubCo A&R Articles or otherwise related in any way to each shareholder’s shareholding in us, including but not limited to: (i) any derivative action or proceeding brought on behalf of PubCo, (ii) any action asserting a claim of breach of any fiduciary duty or other duty owed by any current or former director, officer or other employee of PubCo to PubCo or PubCo’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or the PubCo A&R Articles, or (iv) any action asserting a claim against us governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes.

The forum selection provision will not apply to any action or suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or for any claim in which the federal district courts of the United States are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

The PubCo A&R Articles further provide that, without prejudice to any other rights or remedies that PubCo may have, each of its shareholders acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly PubCo shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum.

This choice of forum provision may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other securities, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in the PubCo A&R Articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business and financial performance.

Future resales of PubCo Ordinary Shares issued to Company Shareholders and other significant shareholders may cause the market price of the PubCo Ordinary Shares to drop significantly, even if PubCo’s business is doing well.

In connection with the Closing, the Company Shareholders will each enter into the Company Shareholder Lock-Up Agreement providing that each Company Shareholder will not, subject to certain customary exceptions, transfer its Restricted Securities (as defined in the Company Shareholder Lock-Up Agreements) during the period commencing from the Closing Date until the earlier of (i) six months after the Closing or (ii) the date following the Closing on which PubCo completes a liquidation, merger, share reconstruction or amalgamation, reorganization or other similar transaction in which all of its shareholders have the right to exchange their shares for cash, securities or other property.

In connection with the Closing, the Sponsor and the Inflection Point Insiders will enter into the Sponsor Lock-Up Agreement providing that Sponsor and the Inflection Point Insiders will not, subject to certain customary exceptions, transfer (i) the General Restricted Securities during the period commencing from the Closing Date until the date that is the earlier of (x) six months after the Closing and (y) the date following the Closing on which PubCo completes a liquidation, merger, share reconstruction or amalgamation, share exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property or (ii) the Private Placement Restricted Securities during the period commencing from the Closing Date until the date that is the earliest of (x) 30 days after the Closing and (y) the date following the Closing on which PubCo completes a liquidation, merger, share reconstruction or amalgamation, share exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Upon expiration or waiver of the lock-up periods described above, the Company Shareholders, the Sponsor and Inflection Point Insiders will not be restricted from selling PubCo Ordinary Shares held by them, other than by applicable securities laws, which could have the effect of increasing the volatility in, or putting significant downward pressure on, the price of PubCo Ordinary Shares. If PubCo’s shareholders sell, or the market perceives that PubCo’s shareholders intend to sell, substantial amounts of the PubCo Ordinary Shares in the public market, the market price of PubCo’s Ordinary Shares could decline. See “Shares Eligible for Future Sale.”

The future exercise of registration rights may adversely affect the market price of PubCo’s Ordinary Shares.

The Sponsor, Sponsor Holders, PIPE Holders and Legacy Company Holders (each as defined in the New Registration Rights Agreement) will be entitled to registration rights pursuant to the New Registration Rights Agreement to be entered into in connection with the Business Combination. Pursuant to the New Registration Rights Agreement, PubCo will agree to register for resale certain Registrable Securities that are held by the parties thereto from time to time. PubCo will also, among other things, agree to file a shelf registration statement registering the sale or resale of all of the Registrable Securities no later than 30 days after the Closing Date. Pursuant to the New Registration Rights Agreement, PubCo will also provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The presence of these additional PubCo Ordinary Shares trading in the public market may have an adverse effect on the market price of PubCo’s Ordinary Shares.

The market price of PubCo Ordinary Shares may be volatile, and you may lose all or part of your investment.

After the Closing of the Business Combination, the market price for PubCo Ordinary Shares is likely to be volatile. In addition, the market price for our PubCo Ordinary Shares may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

•        actual or anticipated fluctuations in PubCo’s results of operations;

•        changes in key personnel;

•        variance in PubCo’s financial performance from the expectations of market analysts or others;

•        announcements by PubCo or PubCo’s competitors of significant business developments, changes in significant customers, acquisitions or expansion plans;

•        trends and changes in consumer preferences in the premium beverage and related industries in which we operate;

•        market conditions in PubCo’s industry;

•        investors’ perceptions of our prospects and the prospects of the businesses in which we participate;

•        fluctuations in quarterly revenue and operating results, as well as differences between our actual financial and operating results and those expected by investors;

•        our entry into new markets;

•        changes in the estimation of the future size and growth rate of PubCo’s markets;

•        the trading volume of PubCo Ordinary Shares;

•        PubCo’s sale of PubCo Ordinary Shares or other securities in the future;

•        the concentration of ownership of PubCo Ordinary Shares by a limited number of legacy Air Water shareholders may limit interest in PubCo’s Ordinary Shares;

•        limited “public float” could result in negative pricing pressure on the market price of the PubCo Ordinary Shares;

•        the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•        PubCo’s involvement in any material litigation;

•        changes in financial estimates or ratings by any securities analysts who follow our PubCo Ordinary Shares, our failure to meet such estimates or failure of those analysts to initiate or maintain coverage of our PubCo Ordinary Shares;

•        guidance, if any, that we provide to the public, any changes in such guidance or our failure to meet such guidance; and

•        changes in general economic, political and business conditions in the markets in which we operate.

In addition, the U.S. stock market has recently experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of the PubCo Ordinary Shares, regardless of PubCo’s operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If PubCo was involved in any similar litigation, PubCo could incur substantial costs and PubCo’s management’s attention and resources could be diverted.

An active trading market for the PubCo Ordinary Shares may not be sustained to provide adequate liquidity.

An active trading market may not be sustained for PubCo Ordinary Shares. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair PubCo’s ability to raise capital by selling PubCo Ordinary Shares and may impair PubCo’s ability to acquire other companies by using PubCo’s shares as consideration.

PubCo does not expect to pay any dividends in the foreseeable future.

PubCo anticipates that it will retain all of its future earnings for use in the development of its business and for general corporate purposes. Accordingly, investors must rely on sales of their PubCo Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

If securities or industry analysts do not publish research or reports about PubCo’s business, or if they issue an adverse or misleading opinion regarding PubCo Ordinary Shares, the market price and trading volume of PubCo Ordinary Shares could decline.

The trading market for PubCo Ordinary Shares will be influenced by the research and reports that industry or securities analysts publish about PubCo or PubCo’s business. PubCo does not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of PubCo, the trading price for PubCo Ordinary Shares would be negatively impacted. In the event PubCo obtains securities or industry analyst coverage, if any of the analysts who cover PubCo issue an adverse or misleading opinion regarding PubCo, PubCo’s business model, PubCo’s intellectual property or PubCo’s share performance, or if PubCo’s results of operations fail to meet the expectations of analysts, the market price of PubCo Ordinary Shares price would likely decline. If one or more of these analysts cease coverage of PubCo or fail to publish reports on PubCo regularly, PubCo could lose visibility in the financial markets, which in turn could cause PubCo share price or trading volume to decline.

Following completion of the Business Combination, PubCo Series A Investor Warrants will be exercisable for PubCo Ordinary Shares, and Series A Preferred Shares will be convertible into PubCo Ordinary Shares, each of which would increase the number of shares eligible for future resale in the public market and result in dilution to its shareholders.

Following completion of the Business Combination, we expect the outstanding PubCo Series A Investor Warrants to be exercisable to purchase up to 12,140,866 PubCo Ordinary Shares in accordance with the terms of the warrant agreement governing those securities. The PubCo Series A Investor Warrants will be immediately exercisable upon issuance at Closing and will expire five years from the date of Closing. The PubCo Series A Investor Warrants include customary cash and cashless exercise provisions. Each PubCo Series A Investor Warrant is initially exercisable at $12.00 per PubCo Ordinary Share, subject to Equitable Adjustment and customary anti-dilution adjustments, including with respect to future issuances or sales of PubCo Ordinary Shares at prices less than the exercise price then in effect. In addition, if the 20-day volume-weighted average price of the PubCo Ordinary Shares on the twenty-first trading day following the date that is six months after Closing is less than the conversion price then in effect, the exercise price will be adjusted to the greater of (i) such volume weighted average price and (ii) $5.00.

Following completion of the Business Combination, we expect the outstanding PubCo Series A Preferred Shares to be convertible into up to 9,772,631 PubCo Ordinary Shares in accordance with the terms of the PubCo A&R Articles. The PubCo Series A Preferred Shares will be immediately convertible upon issuance at Closing. Each PubCo Series A Preferred Share is initially exercisable at $12.00 per PubCo Ordinary Share, subject to Equitable Adjustment and customary anti-dilution adjustments, including with respect to future issuances or sales of PubCo Ordinary Shares at prices less than the exercise price then in effect. In addition, if the 20-day volume-weighted average price of the PubCo Ordinary Shares on the twenty-first trading day following the date that is six months after Closing is less than the conversion price then in effect, the exercise price will be adjusted to the greater of (i) such volume weighted average price and (ii) $1.00.

To the extent holders exercise PubCo Series A Investor Warrants or convert PubCo Series A Preferred Shares, PubCo will issue additional PubCo Ordinary Shares, and this would result in dilution to the holders of PubCo Ordinary Shares and increase the number of PubCo Ordinary Shares eligible for resale in the public market. Sales of substantial numbers of PubCo Ordinary Shares in the public market or the fact that PubCo Series A Investor Warrants may be exercised and/or the PubCo Series A Preferred Shares may be converted, could adversely affect the market price of PubCo Ordinary Shares. For additional information, see the section titled “Description of PubCo Securities — PubCo Series A Preferred Shares” and “Description of PubCo Securities — PubCo Series A Investor Warrants.”

Even if the Business Combination is consummated, the PubCo Series A Investor Warrants may never be in the money, and they may expire worthless.

The initial exercise price for the PubCo Series A Investor Warrants will be $12.00 per share, subject to adjustment. There can be no assurance that the PubCo Series A Investor Warrants will be in the money following the time they become exercisable and prior to their expiration and as such, the PubCo Series A Investor Warrants may expire worthless.

A significant portion of PubCo’s total outstanding PubCo Ordinary Shares will be restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of PubCo Ordinary Shares to drop significantly, even if PubCo’s business is doing well.

Sales of a substantial number of PubCo Ordinary Shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of PubCo Ordinary Shares.

Pursuant to the New Registration Rights Agreement, PubCo will agree to file a shelf registration statement registering the sale or resale of all of the Registrable Securities (as defined in the New Registration Rights Agreement) no later than 30 days after the Closing Date. As restrictions on resale end and the registration statements are available for use, the market price of PubCo Ordinary Shares could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Recent market volatility could impact the share price and trading volume of PubCo’s Ordinary Shares.

The trading market for PubCo Ordinary Shares could be impacted by recent market volatility. Recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or short squeezes, and strong and atypical retail investor interest in the markets may impact the demand for PubCo Ordinary Shares.

A possible “short squeeze” due to a sudden increase in demand of PubCo Ordinary Shares that largely exceeds supply may lead to price volatility in PubCo Ordinary Shares. Investors may purchase PubCo Ordinary Shares to hedge existing exposure or to speculate on the price of the PubCo Ordinary Shares. Speculation on the price of PubCo Ordinary Shares may involve both long and short exposures. To the extent aggregate short exposure exceeds the number of PubCo Ordinary Shares available for purchase (for example, in the event that large redemption requests dramatically affect liquidity), investors with short exposure may have to pay a premium to repurchase PubCo Ordinary Shares for delivery to lenders. Those repurchases may in turn, dramatically increase the price of the PubCo Ordinary Shares. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in the PubCo Ordinary Shares that are not directly correlated to the operating performance of PubCo.

Risks Related to Inflection Point and the Business Combination

Directors and officers of Inflection Point, the Sponsor and their affiliates have interests in the Business Combination and the proposals described in this proxy statement/prospectus that are different from, or in addition to and/or in conflict with, those of the Inflection Point shareholders generally.

When you consider the recommendation of the Inflection Point Board in favor of approval of the Business Combination Proposal and the other Proposals included herein, you should keep in mind that the Sponsor and Inflection Point’s directors and officers have interests in such proposals that are different from, in addition to and/or in conflict with, those of the Inflection Point Shareholders generally. These interests include, among other things:

•        The Sponsor made an initial investment of $25,000, or approximately $0.004 per share, on February 5, 2024, to cover certain pre-IPO expenses, in exchange for the issuance of 5,750,000 Founder Shares. Subsequently on October 10, 2024, Inflection Point effected a share capitalization of 1,916,667 Inflection Point Class B Ordinary Shares, as a result of which the Sponsor owned 7,666,667 Founder Shares for which it paid approximately $0.003 per share. On November 18, 2024, Inflection Point effected a share capitalization of 766,666 Inflection Point Class B Ordinary Shares, as a result of which The Sponsor owned 8,433,333 Founder Shares for which it paid approximately $0.003 per share. The Sponsor is controlled by its manager, IPAM. Michael Blitzer, Inflection Point’s Chairman and Chief Executive Officer is the Chief Investment Officer of IPAM and therefore controls IPAM and the Sponsor. IPF has an economic interest in 4,256,885, or approximately 50.5%, of the Founder Shares held by the Sponsor. Mr. Blitzer and Kevin Shannon, Inflection Point’s Chief Operating Officer are affiliates of IPF and have variable economic interests in IPF, including performance allocations, management fees and as limited partners. Each other director and officer of Inflection Point has economic interests in the Founder Shares held by the Sponsor, including in some cases, as limited partners of IPF. Mr. Blitzer has an economic interest in 2,535,066, or approximately 30.1%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares, for which he paid $7,515. Mr. Shannon has an economic interest in 691,382, or approximately 8.2%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares, for which he paid $2,050. The 8,433,333 PubCo Ordinary Shares that the Sponsor and its permitted transferees will receive upon conversion of such Founder Shares in the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of approximately $87.1 million based on the closing price of $10.33 per Inflection Point Class A Ordinary Share on Nasdaq on July 1, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such PubCo Ordinary Shares will be subject to lock-up restrictions, we believe such shares will have less value.

•        The Sponsor purchased 500,000 Private Placement Units for $5,000,000, or $10.00 per Private Placement Unit, in a private placement that closed simultaneously with the IPO. The Sponsor is controlled by its manager, IPAM. Michael Blitzer, Inflection Point’s Chairman and Chief Executive Officer is the Chief Investment Officer of IPAM and therefore controls Inflection Point Asset Management LLC and the Sponsor. IPF has an economic interest in 354,500, or approximately 70.9%, of the Private Placement Units held by the Sponsor. Mr. Blitzer and Mr. Shannon are affiliates of IPF and have economic interests in IPF, including performance allocations, management fees and as limited partners. Certain of the directors and officers of Inflection Point have economic interests in the Private Placement Units held by the Sponsor, including in some cases, as limited partners of IPF. Following the Business Combination, the 550,000 PubCo Ordinary Shares that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $5.7 million based on the closing price of $10.33 per Inflection Point Class A Ordinary Share on Nasdaq on July 1, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given such PubCo Ordinary Shares will be subject to lock-up restrictions, we believe such shares will have less value.

•        Given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Public Shares included in the Inflection Point Units sold in the IPO, the Sponsor may earn a positive rate of return on its investment even if the PubCo Ordinary Shares trade below $10.00 per share and the Public Shareholders experience a negative rate of return following the Closing. Accordingly, the economic interests of the Sponsor diverge from the economic interests of Public Shareholders because the Sponsor will realize a gain on its investment from the completion of any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share.

•        The Sponsor, and therefore IPF and the other members of the Sponsor, will lose its entire investment in Inflection Point if it does not complete a business combination by April 28, 2027 (or if such date is extended at a duly called meeting of the Inflection Point shareholders, such later date). If Inflection Point does not consummate a business combination by such date, as promptly as reasonably possible but not more than ten Business Days thereafter, Inflection Point will redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for the claims of creditors and the requirements of other applicable law. In such event, the Inflection Point Rights may be worthless and the 8,933,333 Inflection Point Ordinary Shares owned by our Sponsor may be worthless because following the redemption of Public Shares, Inflection Point would likely have few, if any, net assets and because the Sponsor has agreed to waive their rights to liquidating distributions from the Trust Account with respect to such shares if Inflection Point fails to complete a business combination within the required period.

•        In exchange for the Company Series A1 Preferred Shares and Company Warrants that IPF received upon conversion of securities it purchased in Air Water UK for an aggregate of $4 million, IPF will receive at the Closing, (i) a number of PubCo Series A Preferred Shares equal to (a) the aggregate Accrued Value attributable to such Company Series A1 Preferred Shares divided by (b) $1,000 (approximately 5,384.88 PubCo Series A Preferred Shares taking into account accrued dividends through August 25, 2026; such number of PubCo Series A Preferred Shares may increase prior to Closing due to additional accrued dividends after such date), (ii) a PubCo Series A Investor Warrant exercisable for approximately 2,448,740 PubCo Ordinary Shares at an initial exercise price of $12.00 per share, subject to adjustment (taking into account accrued dividends through August 25, 2026; such number of PubCo Ordinary Shares may increase prior to Closing due to additional accrued dividends after such date) and (iii) up to 2,176,109 PubCo Ordinary Shares, vesting in four equal tranches upon the occurrence of Triggering Event I, Triggering Event II, Triggering Event III, and Triggering Event IV, respectively.

•        In exchange for the Company Series A1 Preferred Shares and Company Warrant that IPF purchased for an aggregate of $16 million, IPF will receive at the Closing, (i) a number of PubCo Series A Preferred Shares equal to (a) the aggregate Accrued Value attributable to such Company Series A1 Preferred Shares divided by (b) $1,000 (approximately 11,734.97 PubCo Series A Preferred Shares taking into account accrued dividends through August 25, 2026; such number of PubCo Series A Preferred Shares may increase prior to Closing due to additional accrued dividends after such date), (ii) a PubCo Series A Investor Warrant exercisable for approximately 1,763,209 PubCo Ordinary Shares at an initial exercise price of $12.00 per share, subject to adjustment (taking into account accrued dividends through August 25, 2026; such number of PubCo Ordinary Shares may increase prior to Closing due to additional accrued dividends after such date) and (iii) up to 1,386,924 PubCo Ordinary Shares, vesting in four equal tranches upon the occurrence of Triggering Event I, Triggering Event II, Triggering Event III, and Triggering Event IV, respectively.

•        Inflection Point’s Sponsor, officers and directors, and IPF, have agreed not to redeem any of the Founder Shares or Inflection Point Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination.

•        If the Trust Account is liquidated, the Sponsor has agreed to indemnify Inflection Point to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Inflection Point has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Inflection Point, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•        Inflection Point’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy for a period of six (6) years after the Business Combination for events occurring prior to the Business Combination.

•        The Sponsor, IPAM, and their directors, officers, employees, principals, managers, partners, members, shareholders, equityholders, control persons, affiliates, agents, advisors, consultants and representatives will be eligible for continued indemnification for the (i) the IPO or Inflection Point’s operations or conduct of its business (including, for the avoidance of doubt, the Business Combination), or (ii) any claim against the Sponsor and/or IPAM alleging any expressed or implied management or endorsement by the Sponsor and/or IPAM of any activities of Inflection Point or any express or implied association between the Sponsor and/or IPAM, on the one hand, and Inflection Point or any of its affiliates, on the other hand.

•        The continuation of Kevin Shannon, Inflection Point’s Chief Operating Officer, as a director of the PubCo Board following the Closing. As such, in the future he may receive any cash fees, share options or share awards that the PubCo Board determines to pay to its directors.

•        In connection with the Closing, the Sponsor, and Inflection Point’s officers and directors would be entitled to the repayment of any outstanding working capital loan and advances that have been made to Inflection Point. In order to finance transaction costs in connection with a business combination, the Sponsor or IPF or certain of Inflection Point’s officers or directors may, but are not obligated to, loan IPF as may be required (the “Working Capital Loans”). In the event that a business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account, including permitted withdrawals, to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement units at $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units. As of the date of this proxy statement/prospectus, no such Working Capital Loans are outstanding.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, the Sponsor, Inflection Point’s officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Inflection Point from time to time, made by the Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of March 31, 2026, there are no reimbursable out-of-pocket expenses outstanding.

•        Pursuant to the New Registration Rights Agreement, Inflection Point’s officers and directors, and the Sponsor and its members, will have customary registration rights, including demand and piggy-back rights subject to certain requirements and customary conditions, with respect to the Registrable Securities held by such parties following the consummation of the Business Combination.

As a result of the foregoing interests, the Sponsor and Inflection Point’s directors and officers will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms that would be less favorable to Public Shareholders. In the aggregate, the Sponsor has approximately $92.1 million at risk that depends upon the completion of a business combination. Such amount consists of (a) approximately $87.1 million representing the value of the Founder Shares held by the Sponsor (based upon the closing price of $10.33 per Inflection Point Ordinary Share on Nasdaq on July 1, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus), and (b) $5,000,000 representing the value of the Private Placement Units purchased by the Sponsor (using the $10.00 per unit purchase price).

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the Proposals.

The financial and personal interests of the Sponsor, as well as Inflection Point’s directors and officers, may have influenced their motivation in identifying and selecting Air Water as a business combination target, completing an initial business combination with Air Water and influencing the operation of the business following the initial business combination. In considering the recommendations of the Inflection Point Board to vote for the Proposals, its shareholders should consider these interests.

The Sponsor, Inflection Point’s directors and officers, and Cantor have agreed to vote in favor of the Business Combination, regardless of how Public Shareholders vote.

As of the Record Date, the Sponsor and Cantor collectively owned approximately 26.6% of the Inflection Point Ordinary Shares. Inflection Point’s Sponsor, officers and directors also may from time to time purchase Public Shares prior to Inflection Point’s initial business combination. The Inflection Point Organizational Documents provide that, if Inflection Point seeks shareholder approval of an initial business combination, such initial business combination will be approved if Inflection Point receives an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of Inflection Point including the Founder Shares and Private Placement Shares. As a result, Inflection Point would need only 8,063,334, or approximately 31.9%, of the Public Shares, to be voted in favor of the Business Combination Proposal in order to approve the Business Combination Proposal (assuming all outstanding shares are voted). Assuming that only the holders of one-third of the Inflection Point Ordinary Shares, representing a quorum under the Inflection Point Organizational Documents, vote their shares at the extraordinary general meeting, Inflection Point will not need any Public Shares in addition to the Founder Shares and Private Placement Shares to be voted in favor of the Business Combination Proposal in order to approve the Business Combination Proposal. Because the Business Combination is structured, in part, as a Merger of Inflection Point into PubCo, approval of the Business Combination also required approval of the Merger Proposal. Inflection Point would need only 13,808,889, or approximately 40.1%, of the Public Shares, to be voted in favor of the Merger Proposal in order to approve the Merger Proposal assuming all outstanding shares are voted. Assuming that only the holders of one-third of the Inflection Point Ordinary Shares, representing a quorum under the Inflection Point Organizational Documents, vote their shares at the extraordinary general meeting, Inflection Point will not need any Public Shares in addition to the Founder Shares and Private Placement Shares to be voted in favor of the Merger Proposal in order to approve the Merger Proposal.

The ability of the Public Shareholders to exercise redemption rights with respect to a large number of the Public Shares could increase the probability that the Business Combination will be unsuccessful and that you would have to wait for liquidation in order to redeem your Public Shares.

Inflection Point does not know how many Public Shareholders may exercise their redemption rights. If a larger number of Public Shares are submitted for redemption than Inflection Point initially expected, the parties may need to arrange for additional debt or equity financing to provide working capital to PubCo following the Closing. There can be no assurance that such debt or equity financing will be available if needed or, if available, the terms will be satisfactory. Raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels and may increase the probability that the Business Combination will be unsuccessful. If the Business Combination is unsuccessful, you would not receive your pro rata portion of the Trust Account until Inflection Point completes an alternate initial business combination or if Inflection Point is unable to complete an initial business combination within the time period provided by the Inflection Point Organizational Documents. If you are in need of immediate liquidity, you could attempt to sell your Public Shares in the open market; however, at such time the Public Shares may trade at a discount to the Redemption Price. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with your exercise of redemption rights until Inflection Point liquidates or you are able to sell your Public Shares in the open market.

The Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates may elect to purchase Public Shares or Rights, which may influence a vote on the Business Combination and reduce the public “float” of the Public Shares or Inflection Point Rights.

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material non-public information regarding Inflection Point or its securities, the Sponsor, and Inflection Point’s or Air Water’s officers and directors or their affiliates may purchase Public Shares or Inflection Point Rights in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares that such persons may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares or Inflection Point Rights in such transactions. Such purchases may include a contractual acknowledgment that such shareholder, although still the record holder of Public Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights.

The purpose of any such transactions could be to (i) increase the likelihood of obtaining Required Shareholder Approval of the Business Combination, (ii) reduce the number of Inflection Point Rights outstanding and/or increase the likelihood of approval on any matters submitted to the Inflection Point Rights holders for approval in connection with the Business Combination or (iii) increase the amount of cash available to PubCo from the Trust Account at the closing of the Business Combination. Any such purchases of securities may result in the completion of the Business Combination when it may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of Inflection Point’s and/or PubCo’s Securities may be reduced and the number of beneficial holders of Inflection Point’s and/or PubCo’s Securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of Inflection Point’s and/or PubCo’s Securities on a national securities exchange.

The Sponsor, Inflection Point’s or Air Water’s directors, officers, advisors and their affiliates anticipate that they may identify the shareholders with whom the Sponsor, Inflection Point’s or Air Water’s directors, officers, advisors and their affiliates may pursue privately negotiated transactions by either the shareholders contacting Inflection Point directly or by Inflection Point’s receipt of redemption requests submitted by shareholders (in the case of Public Shares). To the extent that the Sponsor, Inflection Point’s or Air Water’s directors, officers, advisors and their affiliates enter into a private transaction, they would identify and contact only potential selling or redeeming shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the Business Combination, whether or not such shareholder has already submitted a proxy with respect to the Business Combination but only if such shares have not already been voted at the extraordinary general meeting. The Sponsor, Inflection Point’s or Air Water’s directors, officers, advisors and their affiliates will select which shareholders to purchase shares from based on the negotiated price and number of shares and any other factors that they may deem relevant, and will be restricted from purchasing shares if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws.

The Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates will be restricted from making purchases of securities if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares or Inflection Point Rights, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

•        this proxy statement/prospectus discloses the possibility that the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates may purchase Public Shares or Inflection Point Rights from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•        if the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the Redemption Price;

•        this proxy statement/prospectus includes a representation that any of our securities purchased by the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates will not be voted in favor of approving the Business Combination;

•        the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates will not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•        Inflection Point will disclose in a Form 8-K, before the extraordinary general meeting, the following material items:

•        the amount of securities purchased outside of the redemption offer by the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates, along with the purchase price;

•        the purpose of the purchases by the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates;

•        the impact, if any, of the purchases by the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates on the likelihood that the Business Combination will be approved;

•        the identities of the security holders who sold to the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates; and

•        the number of Public Shares for which Inflection Point has received redemption requests pursuant to its redemption offer.

Entering into any such arrangements may have a depressive effect on the price of the PubCo Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the market price and may therefore be more likely to sell the shares he owns, either prior to or immediately after the extraordinary general meeting.

Past performance by Inflection Point’s management team, advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, may not be indicative of future performance of an investment in PubCo.

Information regarding Inflection Point’s management team, advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, is presented for informational purposes only. Any past experience and performance by Inflection Point’s management team, advisors and their respective affiliates and the businesses with which they have been associated, is not a guarantee that it will be able to successfully identify a suitable candidate for its initial business combination, that it will be able to provide positive returns to its shareholders, or of any results with respect to any initial business combination, including the proposed Business Combination with Air Water, it may consummate. You should not rely on the historical experiences of Inflection Point’s management team, advisors and their respective affiliates, including investments and transactions in which they have participated and businesses with which they have been associated, as indicative of the future performance of an investment in PubCo or as indicative of every prior investment by each of the members of Inflection Point’s management team, advisors or their respective affiliates. The market price of Inflection Point’s, and following the Business Combination, PubCo’s, securities may be influenced by numerous factors, many of which are beyond their control, and shareholders may experience losses on their investment in Inflection Point and/or PubCo.

Inflection Point cannot assure you that its diligence review has identified all material risks associated with the Business Combination, and you may be less protected as an investor from any material issues with respect to Air Water’s business, including any material omissions or misstatements contained in the Registration Statement or this proxy statement/prospectus relating to the Business Combination, than an investor in an underwritten initial public offering.

Even though Inflection Point conducted due diligence on Air Water, this diligence may not have surfaced all material issues with Air Water, it may not be possible to uncover all material issues through a customary amount of due diligence, and factors outside of Air Water’s and outside of Inflection Point’s or PubCo’s control may later arise.

Additionally, the scope of due diligence conducted in conjunction with the Business Combination may be different than would typically be conducted in the event Air Water pursued an underwritten initial public offering. In a typical initial public offering, the underwriters of the offering conduct due diligence on the company to be taken public, and following the offering, the underwriters are subject to liability to investors for any material misstatement or omissions in the registration statement. While potential investors in an initial public offering typically have a private right of action against the underwriters of the offering for any of these material misstatements or omissions, there are no underwriters of the PubCo Ordinary Shares that will be issued pursuant to the Business Combination and thus no corresponding right of action is available to investors in the Business Combination for any material misstatement or omissions in the Registration Statement or this proxy statement/prospectus. Therefore, as an investor in the Business Combination, you may be exposed to future losses, impairment charges, write-downs, write-offs or other charges, as described above, that could have a significant negative effect on PubCo’s financial condition, results of operations and the price of PubCo Ordinary Shares, which could cause you to lose some or all of your investment without certain recourse against any underwriter that may be available in an underwritten public offering.

Inflection Point and PubCo will not have any right to make indemnification claims against Air Water for the breach of any representation, warranty or pre-Closing covenant made by Air Water in the Business Combination Agreement.

The Business Combination Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the Closing, except for those covenants that by their terms expressly apply in whole or in part after the Closing and then only with respect to breaches occurring after Closing. As a result, Inflection Point and PubCo will have no right to indemnification available to it if the Business Combination is consummated and it is later revealed that there was a breach of any of the representations, warranties and pre-Closing covenants made by Air Water at the time of the Business Combination and the financial condition or results of operations of PubCo could be adversely affected.

Inflection Point’s shareholders will experience dilution due to the issuance of PubCo Ordinary Shares and securities convertible into the PubCo Ordinary Shares to the equity holders of Air Water as consideration in the Business Combination and the issuance of securities in the Closing PIPE Investment.

Inflection Point’s shareholders will experience immediate dilution as a consequence of the issuance of PubCo Ordinary Shares to the equity holders of Air Water as consideration in the Business Combination. Currently, Inflection Point’s Public Shareholders and the Sponsor and Cantor own 73.4% and 26.6% of the issued and outstanding Inflection Point Ordinary Shares, respectively. Based on Air Water’s and Inflection Point’s current capitalization and excluding the issuance of any Earnout Shares and the issuance of PubCo Ordinary Shares upon exercise of PubCo Series A Investor Warrants, (i) under the Maximum Redemption Scenario, it is expected that immediately after the consummation of the Business Combination, Inflection Point’s Public Shareholders will hold 2,530,000 PubCo Ordinary Shares, representing 6.2% of the PubCo Ordinary Shares, and the Sponsor and Cantor will hold 9,247,333 PubCo Ordinary Shares, representing 22.5% of the PubCo Ordinary Shares, while the former equity holders of Air Water (other than the holders of the Company Series A Preferred Shares and the Company Warrants in respect of those securities) will hold 19,474,200 PubCo Ordinary Shares (assuming the Redemption Price is $10.27, based on the approximate amount of funds in the Trust Account as of December 31, 2025), representing 47.5% of the PubCo Ordinary Shares, and holders of PubCo Series A Preferred Shares will hold 9,772,631 PubCo Ordinary Shares, representing 23.8% of the PubCo Ordinary Shares (assuming for this purpose that the PubCo Series A Preferred Shares are converted into PubCo Ordinary Shares at the initial conversion price and taking into account accrued and unpaid payment-in-kind dividends on the Company Series A1 Preferred Shares through August 25, 2026; such amount of PubCo Ordinary Shares underlying the PubCo Series A Preferred Shares may increase prior to Closing due to additional dividends accrued on the Company Series A1 Preferred Shares after such date), and (ii) under the No Redemption Scenario, it is expected that immediately after the consummation of the Business Combination, Inflection Point’s Public Shareholders will hold 27,830,000 PubCo Ordinary Shares, representing 42.0% of the PubCo Ordinary Shares, and Cantor and the Sponsor will hold 9,247,333 PubCo Ordinary Shares, representing 13.9% of the PubCo Ordinary Shares, while the former equity holders of Air Water (other than the holders of the Company Series A Preferred Shares and the Company Warrants in respect of those securities) will hold 19,474,200 PubCo Ordinary Shares (assuming the Redemption Price is $10.27 based on the approximate amount of funds in the Trust Account as of December 31, 2025), representing 29.4% of the PubCo Ordinary Shares, and holders of PubCo Series A Preferred Shares will hold 9,772,631 PubCo Ordinary Shares, representing 14.7% of the PubCo Ordinary Shares (assuming for this purpose that the PubCo Series A Preferred Shares are converted into PubCo Ordinary Shares at the initial conversion price and taking into account accrued and unpaid payment-in-kind dividends on the Company Series A1 Preferred Shares through August 25, 2026; such amount of PubCo Ordinary Shares underlying the PubCo Series A Preferred Shares may increase prior to Closing due to additional dividends accrued on the Company Series A1 Preferred Shares after such date).

Subsequent to the consummation of the Business Combination, PubCo may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on PubCo’s financial condition, results of operations and share price, which could cause you to lose some or all of your investment.

Although Inflection Point has conducted due diligence on Air Water, Inflection Point cannot assure you that this diligence revealed all material issues that may be present in Air Water, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Inflection Point’s or PubCo’s control will not later arise. As a result, PubCo may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Inflection Point’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on liquidity, the fact that PubCo reports charges of this nature could contribute to negative market perceptions about PubCo or its securities. In addition, charges of this nature may cause PubCo to violate net worth or other covenants to which it may be subject. Accordingly, any Inflection Point shareholder who chooses to remain a shareholder of PubCo following the Business Combination could suffer a reduction in the value of their shares.

PubCo’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what PubCo’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated, or the future consolidated results of operations or financial position of PubCo. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

If third parties bring claims against Inflection Point, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.

Inflection Point’s placing of funds in the Trust Account may not protect those funds from third party claims against Inflection Point. Although Inflection Point seeks to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Inflection Point’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Inflection Point’s management will consider whether competitive alternatives are reasonably available to it and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of Inflection Point under the circumstances. UHY LLP, Inflection Point’s independent registered public accounting firm, and the underwriters of the IPO will not execute agreements with Inflection Point waiving such claims to the monies held in the Trust Account.

Examples of possible instances where Inflection Point may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Inflection Point and will not seek recourse against the Trust Account for any reason. Upon redemption of the Public Shares, if Inflection Point is unable to complete the Business Combination or another initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the Business Combination or another initial business combination, Inflection Point will be required to provide for payment of claims of creditors that were not waived that may be brought against Inflection Point within the 10 years following Redemption. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the $10.00 per Public Share initially held in the Trust Account, due to claims of such creditors. Pursuant to the Letter Agreement which is filed as an exhibit to this registration statement of which this proxy statement/prospectus forms a part, the Sponsor has agreed that it will be liable to Inflection Point if and to the extent any claims by a third party for services rendered or products sold to Inflection Point (except for its independent auditors), or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under Inflection Point’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, Inflection Point has not asked the Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and Inflection Point believes that the Sponsor’s only assets are securities of Inflection Point. Therefore, Inflection Point cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination or another initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, Inflection Point may not be able to complete the Business Combination or another initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of Inflection Point’s officers or directors will indemnify it for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Inflection Point’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of: (i) $10.00 per Public Share; and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Inflection Point’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Inflection Point currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce the Sponsor’s indemnification obligations to Inflection Point, it is possible that Inflection Point’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If Inflection Point’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to Inflection Point’s Public Shareholders may be reduced below $10.00 per share.

Inflection Point may not have sufficient funds to satisfy indemnification claims of its directors and officers.

Inflection Point has agreed to indemnify our officers and directors to the fullest extent permitted by law. However, Inflection Point’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by Inflection Point only if: (i) it has sufficient funds outside of the Trust Account; or (ii) it consummates an initial business combination. Inflection Point’s obligation to indemnify its officers and directors may discourage shareholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Inflection Point’s officers and directors, even though such an action, if successful, might otherwise benefit Inflection Point and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent Inflection Point pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

If, before distributing the proceeds in the Trust Account to the Public Shareholders, Inflection Point files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against Inflection Point that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of Inflection Point’s shareholders and the per-share amount that would otherwise be received by Inflection Point shareholders in connection with its liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the Public Shareholders, Inflection Point files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Inflection Point’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Inflection Point’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by Inflection Point’s shareholders in connection with our liquidation may be reduced.

If, after Inflection Point distributes the proceeds in the Trust Account to its Public Shareholders, it files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of the Inflection Point Board may be viewed as having breached their fiduciary duties to Inflection Point’s creditors, thereby exposing the members of the Inflection Point Board and Inflection Point to claims of punitive damages.

If, after Inflection Point distributes the proceeds in the Trust Account to its Public Shareholders, it files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance”. As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by Inflection Point’s shareholders. In addition, the Inflection Point Board may be viewed as having breached its fiduciary duty to Inflection Point’s creditors and/or having acted in bad faith, thereby exposing itself and Inflection Point to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

If Inflection Point is deemed to be an investment company under the Investment Company Act, it may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult for Inflection Point to complete the Business Combination or another initial business combination or force it to abandon its efforts to complete an initial business combination.

If Inflection Point is deemed to be an investment company under the Investment Company Act, its activities may be restricted, including:

•        restrictions on the nature of its investments; and

•        restrictions on the issuance of securities, each of which may make it difficult for it to complete the Business Combination, or any other initial business combination.

In addition, Inflection Point may have imposed upon it burdensome requirements, including:

•        registration as an investment company with the SEC;

•        adoption of a specific form of corporate structure; and

•        reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations that it is not subject to.

In order not to be regulated as an investment company under the Investment Company Act, unless Inflection Point can qualify for an exclusion, it must ensure that it is engaged primarily in a business other than investing, reinvesting or trading of securities and that its activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of its assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Inflection Point’s business is to identify and complete an initial business combination, such as the Business Combination, and thereafter to operate the post-transaction business or assets for the long term. Inflection Point does not plan to buy businesses or assets with a view to resale or profit from their resale. It does not plan to buy unrelated businesses or assets or to be a passive investor.

In 2024, the SEC provided guidance that the determination of whether a SPAC, like Inflection Point, is an “investment company” under the Investment Company Act is a facts and circumstances determination requiring individualized analysis and depends on a variety of factors, including a SPAC’s duration, asset composition, business purpose and activities. When applying these factors, Inflection Point does not believe that its principal activities will subject it to the Investment Company Act. To this end, Inflection Point was formed for the purpose of completing an initial business combination with one or more businesses or entities, such as the Business Combination with Air Water. Since its inception, Inflection Point’s business has been and will continue to be focused on identifying and completing the Business Combination with Air Water, or another initial business combination, and thereafter, operating the post-transaction business or assets for the long term. Further, Inflection Point does not plan to buy businesses or assets with a view to resale or profit from their resale and it does not plan to buy unrelated businesses or assets or to be a passive investor. In addition, the proceeds held in the Trust Account were invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. By restricting the investment of the proceeds in this manner, and by focusing its directors’ and officers’ time toward, and operating its business for the purpose of, acquiring and growing businesses for the long term (rather than buying and selling businesses in the manner of a merchant bank or private equity fund or investing in assets for the purpose of achieving investment returns on such assets), Inflection Point intends to avoid being deemed an “investment company” within the meaning of the Investment Company Act. Further, investing in Inflection Point’s securities is not intended for persons who are seeking a return on investments in government securities or investment securities. Instead, the Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of an initial business combination; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the Inflection Point Organizational Documents (A) to modify the substance or timing of its obligation to allow redemption in connection with its initial business combination or to redeem 100% of our Public Shares if it does not complete its initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; or (iii) absent an initial business combination within the completion window, its return of the funds held in the Trust Account to its Public Shareholders as part of our redemption of the Public Shares subject to applicable law and the Inflection Point Organizational Documents. If Inflection Point does not invest the proceeds as described above, it may be deemed to be subject to the Investment Company Act.

If Inflection Point were deemed to be an investment company for purposes of the Investment Company Act, it would need to register as such under the Investment Company Act and compliance with these additional regulatory burdens would require additional expenses for which it has not allotted funds and may hinder its ability to complete the Business Combination or any other initial business combination. Inflection Point may also be forced to abandon its efforts to complete an initial business combination and instead be required to liquidate the Trust Account. In which case, its investors would not be able to realize the potential benefits of owning shares in a successor operating business, including the potential appreciation in the value of its securities following such a transaction, and the Inflection Point Rights would expire worthless. For illustrative purposes, in connection with the liquidation of Inflection Point’s Trust Account, Public Shareholders may receive only approximately $10.43 per Public Share, which is based on estimates as of the Record Date, or less in certain circumstances. Further, under the subjective test of an “investment company”

pursuant to Section 3(a)(1)(A) of the Investment Company Act, even if the funds deposited in the Trust Account were invested in the assets discussed above, there is a risk that Inflection Point could be deemed an investment company and subject to the Investment Company Act based on the length of time such funds are invested in such assets.

To mitigate the risk that Inflection Point might be deemed to be an investment company for purposes of the Investment Company Act, it may, at any time, instruct the trustee to liquidate the securities held in the Trust Account and instead to hold the funds in the Trust Account in cash until the earlier of the consummation of Inflection Point’s initial business combination or its liquidation. As a result, following the liquidation of securities in the Trust Account, the interest earned on the funds held in the Trust Account may be materially reduced, which would reduce the dollar amount our Public Shareholders would receive upon any redemption or liquidation of Inflection Point.

Inflection Point intends to initially hold the funds in the Trust Account as cash or in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. U.S. government treasury obligations are considered “securities” for purposes of the Investment Company Act, while cash is not. As noted above, one of the factors the SEC identified as relevant to the determination of whether a SPAC which holds securities could potentially be deemed an “investment company” under the Investment Company Act is the SPAC’s duration. To mitigate the risk of being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, Inflection Point may, at any time, instruct Continental, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash until the earlier of consummation of the its initial business combination or liquidation. Following such liquidation, the rate of interest it receives on the funds held in the Trust Account may be materially decreased. However, interest previously earned on the funds held in the Trust Account still may be released to Inflection Point to pay our taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the securities held in the Trust Account and thereafter to hold all funds in the Trust Account in cash would reduce the dollar amount Public Shareholders would receive upon any redemption or liquidation of Inflection Point.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect Inflection Point’s business, including its ability to complete the Business Combination, and results of operations.

Inflection Point is subject to rules and regulations by various national, regional and local governing bodies, including, for example, the SEC, and to new and evolving regulatory measures under applicable law. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly and its efforts to comply with such new and evolving laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention. In addition, these changes could have a material adverse effect on Inflection Point’s business, investments and results of operations.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. For example, on January 24, 2024, the SEC issued final rules and guidance relating to SPACs, like Inflection Point, regarding, among other things, disclosure in SEC filings in connection with initial business combination transactions; the financial statement requirements applicable to transactions involving shell companies; the use of financial projections in SEC filings in connection with proposed initial business combination transactions; and the potential liability of certain participants in proposed initial business combination transactions. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to disclosure and governance practices. A failure to comply with applicable laws or regulations and any subsequent changes, as interpreted and applied, could have a material adverse effect on Inflection Point’s business, including its ability to complete the Business Combination.

Inflection Point may not be able to complete the Business Combination, or another initial business combination, since such initial business combination may be subject to regulatory review and approval requirements, including foreign investment regulations and review by government entities such as the Committee on Foreign Investment in the United States (“CFIUS”), or may be ultimately prohibited.

The Business Combination or another initial business combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. For example, CFIUS has authority to review direct or indirect foreign investments in U.S. businesses. Among other things, CFIUS is empowered to require parties to certain transactions subject to CFIUS jurisdiction to make mandatory filings, to charge filing fees related to CFIUS filings (voluntary or mandatory), and to self-initiate national security reviews of foreign direct and indirect investments in U.S. businesses if the parties to the transaction choose not to file voluntarily. In the case that CFIUS determines an investment to present risks to U.S. national security, CFIUS has the power to require mitigation measures with respect to the transaction or recommend that the President of the United States block the transaction if the parties do not voluntarily abandon it. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on — among other factors — the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. CFIUS’s expanded jurisdiction under the Foreign Investment Risk Review Modernization Act of 2018 and its implementing regulations that became effective on February 13, 2020, further includes investments that do not result in control of a U.S. business by a foreign person but afford foreign investors certain information or governance rights in certain U.S. businesses that have a nexus to “critical technologies”, “critical infrastructure” and/or “sensitive personal data”.

The Sponsor is a Delaware-organized entity and the majority of its economic interests are owned by U.S. citizens. The Sponsor is exclusively controlled by its manager, IPAM, which in turn, is exclusively controlled by Michael Blitzer, a U.S. citizen. Accordingly, Inflection Point does not believe that the Sponsor is a “foreign person” as defined in the CFIUS regulations. Inflection Point is organized in the Cayman Islands and may be deemed a foreign person by CFIUS. It is also possible that non-U.S. persons could be involved in the Business Combination or another initial business combination (e.g., as existing shareholders of a target company or as PIPE investors), which may increase the risk that our initial business combination becomes subject to regulatory review, including review by CFIUS. For example, a significant portion of Air Water’s equity is beneficially owned by citizens of jurisdictions other than the United States, such as citizens of the UAE. As such, an initial business combination with a U.S. business or foreign business with U.S. subsidiaries that we may wish to pursue may be subject to CFIUS review. If a particular proposed initial business combination with a U.S. business falls within CFIUS’s jurisdiction, Inflection Point may determine that it is required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay Inflection Point’s proposed initial business combination, require mitigation measures with respect to such initial business combination or request the President of the United States to order Inflection Point to divest all or a portion of the U.S. target business of its initial business combination that it acquired without first obtaining CFIUS approval. This may limit the attractiveness of, delay or prevent Inflection Point from pursuing certain target companies that it believes would otherwise be beneficial to it and its shareholders. As a result, the pool of potential targets with which Inflection Point could complete an initial business combination may be limited and Inflection Point may be adversely affected in terms of competing with other special purpose acquisition companies which do not have any foreign ownership issues. In addition, certain businesses may be subject to rules or regulations that limit or impose additional requirements with respect to foreign ownership.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because Inflection Point has only a limited time to complete its initial business combination, its failure to obtain any required approvals within the requisite time period may require it to liquidate. If Inflection Point is unable to consummate our initial business combination within the applicable time period required under the Inflection Point Organizational Documents, including as a result of extended regulatory review of a potential initial business combination, Inflection Point will, as promptly as reasonably possible but not more than ten Business Days thereafter, redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, Inflection Point’s shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment. Additionally, the Inflection Point Rights may be worthless.

Inflection Point’s shareholders may be held liable for claims by third parties against Inflection Point to the extent of distributions received by them upon redemption of their shares.

If Inflection Point is forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it were proved that immediately following the date on which the distribution was made, Inflection Point was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by Inflection Point’s shareholders. Furthermore, Inflection Point’s directors may be viewed as having breached their fiduciary duties to Inflection Point or its creditors and/or may have acted in bad faith, thereby exposing themselves and Inflection Point to claims, by paying Public

Shareholders from the Trust Account prior to addressing the claims of creditors. Inflection Point cannot assure you that claims will not be brought against it for these reasons. Inflection Point and its directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of Inflection Point’s share premium account while it was unable to pay its debts as they fall due in the ordinary course of business would be guilty of an offense and may be liable to a fine of $18,293 and to imprisonment for five years in the Cayman Islands.

Inflection Point’s Letter Agreement with the Sponsor and Inflection Point’s officers and directors may be amended without shareholder approval.

Inflection Point’s Letter Agreement with the Sponsor and Inflection Point’s officers and directors contains provisions relating to transfer restrictions of the Founder Shares and Private Placement Units, indemnification of the Trust Account, waiver of redemption rights and participation in liquidating distributions from the Trust Account. The Letter Agreement may be amended without shareholder approval. While Inflection Point does not expect the Inflection Point Board to approve any amendments to the Letter Agreement prior to Inflection Point’s initial business combination, it may be possible that the Inflection Point Board, in exercising its business judgment and subject to its fiduciary duties, chooses to approve one or more amendments to the Letter Agreement. Any such amendments to the Letter Agreement would not require approval from Inflection Point’s shareholders and may have an adverse effect on the value of an investment in Inflection Point’s securities. Concurrently with the execution of the Business Combination Agreement, Inflection Point entered into the Sponsor Support Agreement with the Sponsor, PubCo and Air Water, pursuant to which the Sponsor agreed to vote its shares in favor of all proposals being presented at the extraordinary general meeting. Amendment of the Sponsor Support Agreement would require approval from Inflection Point, Air Water, PubCo and the Sponsor, but would not require approval from Inflection Point’s shareholders.

If you or a “group” of shareholders are deemed to hold in excess of 15% of the then-issued Public Shares, you may lose the ability to redeem all such shares in excess of 15% of the then-issued Public Shares.

The Inflection Point Organizational Documents provide that a Public Shareholder, together with any affiliate of such shareholder or any other Person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the then-issued Public Shares, which we refer to as the “Excess Shares”, without Inflection Point’s prior consent. However, Inflection Point would not be restricting its shareholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination or another initial business combination. Your inability to redeem the Excess Shares will reduce your influence over Inflection Point’s ability to complete the Business Combination and you could suffer a material loss on your investment if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if Inflection Point completes the Business Combination. And as a result, you will continue to hold the Excess Shares and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your Public Shares or Inflection Point Rights, potentially at a loss.

Inflection Point’s Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) Inflection Point’s completion of an initial business combination, and then only in connection with those Public Shares that such shareholder properly elected to redeem, subject to the limitations and on the conditions described herein; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the Inflection Point Organizational Documents (A) to modify the substance or timing of our obligation to allow redemption in connection with its initial business combination or to redeem 100% of the Public Shares if it does not complete its initial business combination by April 28, 2027 (or such later date as its shareholders may approve in accordance with the Inflection Point Organizational Documents, subject to applicable law) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; and (iii) the redemption of the Public Shares if it is unable to complete an initial business combination by April 28, 2027 (or such later date as its shareholders may approve in accordance with the Inflection Point Organizational Documents), subject to applicable law and as further described herein. In no other circumstances will Public Shareholders have any right or interest of any kind in the Trust Account. Holders of Inflection Point Rights will not have any right to the proceeds held in the Trust Account with respect to the Inflection Point Rights. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or Inflection Point Rights, potentially at a loss.

A Public Shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account may not put such shareholder in a better future economic position.

The price at which a shareholder may be able to sell its PubCo Ordinary Shares in the future following the completion of the Business Combination (or shares received or retained in connection with any alternative business combination) is not determinable as of the date of this proxy statement/prospectus. Certain events following the consummation of the Business Combination may cause an increase in PubCo’s share price and may result in a lower value realized now than a Public Shareholder might realize in the future had the shareholder not redeemed their Public Shares. Similarly, if a Public Shareholder does not redeem their Public Shares, the shareholder will bear the risk of ownership of PubCo Ordinary Shares after the consummation of the Business Combination, and a shareholder may not be able to sell its PubCo Ordinary Shares in the future for a greater amount than the Redemption Price described in this proxy statement/prospectus. A Public Shareholder should consult, and rely solely upon, the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Shareholders who acquired Public Shares in the IPO will have their ownership interests diluted to the extent of the difference between the initial public offering price of $10.00 per Public Share sold in the IPO and the net tangible book value per share at the time of the Business Combination.

Shareholders who acquired Public Shares in the IPO will have their ownership interests diluted to the extent of the difference between the initial public offering price of $10.00 per Public Share sold in the IPO and the net tangible book value per share at the time of the Business Combination. As of December 31, 2025, Inflection Point’s net tangible book value was $(13.7) million, calculated as total assets of $261.1 million less total liabilities of $15.0 million, and less Public Shares subject to redemption classified in mezzanine equity of $259.8 million. The number of Inflection Point Ordinary Shares outstanding as of December 31, 2025, was 34,473,333, which includes 26,040,000 Inflection Point Class A Ordinary Shares and 8,433,333 Inflection Point Class B Ordinary Shares. In connection with the consummation of the Business Combination, after giving effect to funds released from the Trust Account at Closing across various redemption levels, transaction costs expected to be incurred by Inflection Point, and the issuance of PubCo Ordinary Shares to holders of Inflection Point Rights, but excluding the effects of the Business Combination transaction itself (that is, excluding the issuance of PubCo Ordinary Shares to the Air Water equity holders, the Earnout Shares, Air Water’s transaction expenses, any options or other grants that may be issued pursuant to PubCo’s equity incentive plan, and the funding of the PIPE Investments and issuance of the PubCo Series A Preferred Shares and PubCo Series A Investor Warrants as such are accounted for as liabilities), net tangible book value, as adjusted, will be $244.4 million in the No Redemptions Scenario, $179.7 million in the 25% Redemptions Scenario, $117.4 million in the 50% Redemptions Scenario, $55 million in the 75% Redemptions Scenario, and $(7.3) million in the Maximum Redemptions Scenario. Total shares outstanding in each such redemptions scenario (excluding the effect of the Business Combination itself) will be 37,077,333, 30,752,333, 24,427,333, 18,102,333, and 11,777,333, respectively. Accordingly, the net tangible book value per share, as adjusted, will be $6.59 in the No Redemptions Scenario, $5.84 in the 25% Redemptions Scenario, $4.81 in the 50% Redemptions Scenario, $3.04 in the 75% Redemptions Scenario, and $(0.62) in the Maximum Redemptions Scenario.

The net tangible book value per share, as adjusted, is materially less than the $10.00 per share price of the IPO, materially less than the assumed $10.27 per share price ascribed to such shares in the Business Combination Agreement, and materially less than the amount per share that Public Shareholders would be entitled to receive upon exercise of their Redemption Rights (which, for illustrative purposes, was estimated to be approximately $10.27 per share as of December 31, 2025). Accordingly, Public Shareholders will experience material dilution. For additional information, including calculations of the net tangible book value per share, as adjusted, see the section of this proxy statement/prospectus entitled “Summary — Dilution”.

The Inflection Point Board has not requested, and does not anticipate requesting, an updated opinion from its financial advisor reflecting changes in circumstances that may have occurred since the signing of the Second BCA Amendment.

On August 21, 2025, Newbridge delivered its oral opinion, which it subsequently confirmed in writing as the Original Fairness Opinion, to the Inflection Point Board that, as of that date and based on and subject to the assumptions and other matters described in the written opinion, the Aggregate Base Consideration (based on the Business Combination Agreement as in effect at that time) to be paid by Inflection Point in the Merger pursuant to the Business Combination Agreement is fair, from a financial point of view, to the Inflection Point Unaffiliated Shareholders.

Prior to Inflection Point’s initial entry into the Second BCA Amendment, on May 29, 2026, Newbridge rendered its updated oral opinion to the Inflection Point Board (which was subsequently confirmed in writing as the Updated Fairness Opinion) to the effect that, as of such date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Newbridge as set forth in its written opinion, the Aggregate Base Consideration (based on the Business Combination Agreement as amended by the Second BCA Amendment) to be paid by Inflection Point in the Second Merger pursuant to the Business Combination Agreement was fair, from a financial point of view, to the Inflection Point Unaffiliated Shareholders.

Inflection Point does not intend to obtain an updated opinion from its financial advisor prior to the consummation of the Business Combination. Changes in the proposed operations and prospects of Air Water, general market and economic conditions and other factors that may be beyond the control of Inflection Point or Air Water may alter the value of Inflection Point or Air Water or the price of Inflection Point’s shares by the time the Business Combination is completed. The Updated Fairness Opinion speaks as of the date it was rendered, and does not speak as of any other date, and as such, the Updated Fairness Opinion does not address the fairness of the Aggregate Base Consideration, from a financial point of view, as of any date other than the date of such opinion, including at the time the Business Combination is completed. For a description of the Updated Fairness Opinion, see “Proposal No. 1 — Business Combination Proposal — Fairness Opinions of Newbridge Securities Corporation — Updated Fairness Opinion.” A copy of the Original Fairness Opinion, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Newbridge, is attached hereto as Annex F and a copy of the Updated Fairness Opinion, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Newbridge, is attached hereto as Annex G.

Inflection Point may issue notes or other debt securities, or otherwise incur substantial debt, to complete the Business Combination, subject to Air Water’s consent, which may adversely affect its leverage and financial condition and thus negatively impact the value of shareholders’ investment.

Although Inflection Point has no commitments as of the date of this proxy statement/prospectus to issue any notes or other debt securities, or to otherwise incur outstanding debt, it may choose to incur substantial debt to complete the Business Combination, subject to Air Water’s consent, pursuant to the covenants set forth in the Business Combination Agreement. The incurrence of debt could have a variety of negative effects, including:

•        default and foreclosure on PubCo’s assets if PubCo’s operating revenues after the Business Combination are insufficient to repay its debt obligations;

•        acceleration of obligations to repay the indebtedness even if all principal and interest payments are made when due if Inflection Point or PubCo breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•        immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•        inability to obtain necessary additional financing if the debt security contains covenants restricting the ability to obtain such financing while the debt security is outstanding;

•        using a substantial portion of cash flow to pay principal and interest on debt, which will reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes;

•        limitations on flexibility in planning for and reacting to changes in our business and in the industry in which Inflection Point and/or PubCo operate;

•        increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•        limitations on the ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of the Company’s and/or PubCo’s strategy and other purposes and other disadvantages compared to competitors who have less debt.

In order to effectuate an initial business combination, SPACs have, in the recent past, amended various provisions of their charters and other governing instruments. Inflection Point cannot assure you that it will not seek to amend the Inflection Point Organizational Documents or governing instruments in a manner that will make it easier for us to complete the Business Combination that its shareholders may not support.

In order to effectuate a business combination, SPACs have, in the recent past, amended various provisions of their charters and governing instruments. For example, SPACs have amended the definition of business combination, increased redemption thresholds and extended the time to consummate an initial business combination. Amending the Inflection Point Organizational Documents requires a special resolution under Cayman Islands law, which requires the affirmative vote of at least two-thirds of the votes cast by the shareholders of the issued and outstanding shares present in person or represented by proxy and entitled to vote on such matter at a general meeting of Inflection Point, and vote at the general meeting. In addition, the Inflection Point Organizational Documents require it to provide its Public Shareholders with the opportunity to redeem their Public Shares for cash if it proposes an amendment to the Inflection Point Organizational Documents (i) to modify the substance or timing of its obligation to allow redemption in connection with its initial business combination or to redeem 100% of the Public Shares if it does not complete an initial business combination within the completion window or (ii) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity. To the extent any of such amendments would be deemed to fundamentally change the nature of the securities offered in the IPO, Inflection Point would register, or seek an exemption from registration for, the affected securities. Inflection Point cannot assure you that it will not seek to amend the Inflection Point Organizational Documents or extend the time to consummate an initial business combination in order to effectuate an initial business combination.

Inflection Point and Air Water will incur significant transaction and transition costs in connection with the Business Combination.

Inflection Point and Air Water have incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination, and PubCo will experience recurring costs related to operating as a public company following the consummation of the Business Combination. PubCo may also incur additional costs to retain key employees. All expenses incurred in connection with the Business Combination Agreement and the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs.

Inflection Point’s officers and directors may negotiate employment and consulting agreements with PubCo. These agreements may provide for them to receive compensation following the Business Combination and as a result, may cause them to have conflicts of interest in determining whether the Business Combination is the most advantageous.

Inflection Point’s officers and directors may be able to remain with PubCo after the completion of the Business Combination only if they are able to negotiate employment or consulting agreements with PubCo in connection with the Business Combination. PubCo and Air Water have no commitments as of the date of this proxy statement/prospectus to enter into employment or consulting agreements with Inflection Point’s officers and directors, such negotiations could provide for such individuals to receive compensation in the form of cash payments and/or Inflection Point Securities for services they would render to Inflection Point after the completion of the Business Combination. The personal and financial interests of such individuals may influence their motivation in completing the Business Combination, subject to their fiduciary duties under Cayman Islands law.

Members of Inflection Point’s management team and board of directors have significant experience as board members, officers or executives of other companies. As a result, certain of those persons have been, may be, or may become, involved in proceedings, investigations and litigation relating to the business affairs of the companies with which they were, are, or may in the future be, affiliated. This may have an adverse effect on Inflection Point, which may impede its ability to consummate the Business Combination.

During the course of their careers, members of Inflection Point’s management team and board of directors have had significant experience as board members, officers or executives of other companies. As a result of their involvement and positions in these companies, certain persons were, are now, or may in the future become, involved in litigation, investigations or other proceedings relating to the business affairs of such companies or transactions entered into by such companies. Any such litigation, investigations or other proceedings may divert Inflection Point’s management team’s and board’s attention and resources away from identifying and selecting a target business or businesses for its initial business combination and may negatively affect its reputation, which may impede its ability to complete an initial business combination.

Members of Inflection Point’s management team and affiliated companies may have been, and may in the future be, involved in civil disputes or governmental investigations unrelated to Inflection Point’s business.

Members of Inflection Point’s management team have been (and intend to be) involved in a wide variety of businesses. Such involvement has, and may lead to, media coverage and public awareness. As a result, members of Inflection Point’s management team and affiliated companies may have been, and may in the future be, involved in civil disputes or governmental investigations unrelated to Inflection Point’s business. Any such claims or investigations may be detrimental to Inflection Point’s reputation and could negatively affect its ability to identify and complete an initial business combination and may have an adverse effect on the price of its securities.

If a Public Shareholder fails to comply with the procedures for submitting or tendering its Public Shares, such Public Shares may not be redeemed.

Pursuant to the Inflection Point Organizational Documents, a Public Shareholder may request to redeem all or a portion of its Public Shares for cash in connection with the completion of the Business Combination. As a Public Shareholder, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

•        (i) hold Public Shares or (ii) hold Public Shares through Inflection Point Units and elect to separate your Inflection Point Units into the underlying Public Shares and Inflection Point Rights prior to exercising your redemption rights with respect to the Public Shares;

•        submit a written request to Continental, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

•        deliver your share certificates for Public Shares (if any) along with the redemption forms to Continental, physically or electronically through DTC.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [•], 2026 (two Business Days before the initial scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed. Any Public Shareholder who fails to properly elect to redeem their Public Shares and deliver their Public Shares in the manner described above will not be entitled to have their shares redeemed. See the section entitled “The Extraordinary General Meeting of Inflection Point Shareholders — Redemption Rights” for the procedures to be followed if you wish to have your Public Shares redeemed for cash.

If Inflection Point is unable to consummate the Business Combination or another initial business combination by the date required in the Inflection Point Organizational Documents, the Public Shareholders may be forced to wait beyond such date before redemption from the Trust Account.

If Inflection Point is unable to consummate the Business Combination or another initial business combination by the date required in the Inflection Point Organizational Documents, the proceeds then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (net of amounts withdrawn to fund Inflection Point’s working capital requirements, subject to an annual limit of $250,000 (plus the rollover of unused amounts from prior years)), and/or to pay for Inflection Point’s taxes (any withdrawals to pay for Inflections Point’s taxes shall not be subject to the $250,000 annual limitation described in the forgoing and up to $100,000 to pay liquidation expenses), will be used to fund the redemption of the Public Shares, as further described herein. Any redemption of Public Shareholders from the Trust Account will be effected automatically by function of the Inflection Point Organizational Documents prior to any voluntary winding up. If Inflection Point is required to liquidate the Trust Account and distribute such amount therein, pro rata, to its Public Shareholders, as part of any liquidation process, such liquidation and distribution must comply with the applicable provisions of the Companies Act. In that case, investors may be forced to wait beyond the end of the completion window before the redemption proceeds of the Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from the Trust Account. Inflection Point has no obligation to return funds to investors prior to the date of its redemption or liquidation unless it consummates the Business Combination or another initial business combination prior thereto and only then in cases where investors have properly sought to redeem their Public Shares. Only upon Inflection Point’s redemption or any liquidation will Public Shareholders be entitled to distributions if Inflection Point is unable to complete the Business Combination or another initial business combination.

The completion of the Business Combination is subject to certain closing conditions, including satisfaction of all closing conditions in the Business Combination Agreement, and any such conditions may not be satisfied on a timely basis, if at all.

The completion of the Business Combination is subject to a number of conditions, including those included in the Business Combination Agreement. The timing and completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by Inflection Point’s shareholders is not obtained and failure to obtain approval for listing of the PubCo Ordinary Shares on Nasdaq, in each case subject to certain terms specified in the Business Combination Agreement (as described under “The Business Combination Agreement — Conditions to Closing”), or that other Closing conditions are not satisfied.

If Inflection Point does not complete the Business Combination, Inflection Point could be subject to various risks, including:

•        the parties may be liable for damages to one another under certain circumstances pursuant to the terms and conditions of the Business Combination Agreement;

•        negative reactions from the financial markets, including declines in the price of the Public Shares due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

•        the attention of Inflection Point management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

The exercise of Inflection Point’s management’s discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in the Inflection Point shareholders’ best interest.

In the period leading up to the Closing, events may occur that may require Inflection Point to agree to amend the Business Combination Agreement, to consent to certain actions taken by Air Water, or to waive rights that Inflection Point is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Air Water’s business, a request by Air Water to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement, or the occurrence of other events that would have a material adverse effect on Air Water’s business. In any of such circumstances, it would be at Inflection Point’s discretion, acting through the Inflection Point Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he or she or they may believe is best for Inflection Point and Inflection Point’s shareholders and what he or she or they may believe is best for himself or herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Inflection Point does not believe there will be any changes or waivers that Inflection Point management would be likely to make after shareholder approval has been obtained. While certain changes could be made without further approval of Inflection Point’s shareholders, Inflection Point will circulate a new or amended proxy statement/prospectus and re-solicit its shareholders if changes to the terms of the transaction that would have a material impact on Inflection Point’s shareholders are required prior to the vote on the Business Combination Proposal.

Inflection Point may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Inflection Point’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed, or from being completed within the expected timeframe, which may adversely affect Inflection Point’s and Air Water’s respective businesses, financial condition and results of operation.

Nasdaq may delist the Public Shares from trading on its exchange, which could limit investors’ ability to make transactions in Inflection Point’s securities and subject Inflection Point to additional trading restrictions.

The Public Shares are listed on Nasdaq. We cannot assure you that the Public Shares will continue to be listed on Nasdaq prior to the Closing. In order to continue listing its securities on Nasdaq prior to the Business Combination, Inflection Point must maintain certain financial, distribution and share price levels. Generally, following its IPO, Inflection Point must maintain a minimum market value of listed securities (generally $50,000,000) and a minimum number of holders of its securities (generally 400 public holders). Additionally, in connection with the Business Combination, Inflection Point will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements, in order to continue to maintain the listing of the PubCo’s Securities on Nasdaq. For instance, unless the parties decide to list on a different Nasdaq tier such as the Nasdaq Capital Market which has different initial listing requirements, PubCo’s share price would generally be required to be at least $4.00 per share and PubCo would be required to have a minimum of 400 round lot holders. Inflection Point cannot assure you that it or the combined company will be able to meet those initial listing requirements at that time.

If Nasdaq delists the Public Shares from trading on its exchange and Inflection Point is not able to list its Public Shares on another national securities exchange, it expects the Public Shares could be quoted on an over-the-counter market. If this were to occur, Inflection Point could face significant material adverse consequences, including:

•        a limited availability of market quotations for the Public Shares;

•        reduced liquidity for the Public Shares;

•        a determination that the Public Shares are a “penny stock” which will require brokers trading in the Public Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Public Shares;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because the Public Shares are listed on Nasdaq, they qualify as covered securities under the statute. Although the states are preempted from regulating the sale of Inflection Point’s securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While Inflection Point is not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if Inflection Point’s securities were no longer listed on Nasdaq, its securities would not qualify as covered securities under the statute and Inflection Point would be subject to regulation in each state in which it offers its securities.

If the Adjournment Proposal is not approved, and a quorum is present but an insufficient number of votes have been obtained to approve the Business Combination Proposal, the chairman of the Inflection Point Board will not have the ability to adjourn the extraordinary general meeting to a later date in circumstances where such adjournment is necessary to permit the Business Combination to be approved.

If, at the extraordinary general meeting, the chairman of the Inflection Point Board determines that it would be in the best interests of Inflection Point to adjourn the extraordinary general meeting to give Inflection Point more time to consummate the Business Combination for whatever reason (such as if the Business Combination Proposal is not approved, or if additional time is needed to fulfill other closing conditions), the chairman of the Inflection Point Board will seek approval to adjourn the extraordinary general meeting to a later date or dates. If the Adjournment Proposal is not approved, and a quorum is present but an insufficient number of votes have been obtained to approve the Business

Combination Proposal, the chairman of the Inflection Point Board will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes or take other steps to cause the conditions to the Business Combination to be satisfied. In such event, the Business Combination would not be completed.

Upon consummation of the Business Combination, the rights and obligations of a PubCo shareholder may differ from the rights and obligations of Inflection Point Shareholders under the Inflection Point Organizational Documents.

PubCo’s corporate structure as well as the rights and obligations of the holders of PubCo Ordinary Shares may be less favorable to the rights of holders of Public Shares arising under the Inflection Point Organizational Documents. For a more detailed description of the rights of holders of PubCo Ordinary Shares and how they may differ from the rights of holders of Public Shares, please see the section entitled “Comparison of Shareholder Rights.” The form of the PubCo A&R Articles are attached as Annex C to this proxy statement/prospectus, and you are urged to read them.

Risks Related to U.S. Federal Income Taxation

If the Second Merger does not qualify as a reorganization under Section 368 of the Code, holders of the Company Ordinary Shares or Company Series A Preferred Shares may recognize taxable gain as a result of the exchange of Company Ordinary Shares for PubCo Ordinary Shares or Company Series A Preferred Shares for PubCo Series A Preferred Shares, and may be required to pay additional U.S. federal income taxes, in the taxable year in which the transactions occur.

The Second Merger is intended to qualify as a reorganization under Section 368 of the Code, and the Company, Inflection Point, Merger Sub and PubCo have agreed pursuant to the Business Combination Agreement to report the Second Merger as such. However, the position of the Company, Inflection Point and PubCo is not binding on the IRS or the courts, and the parties do not intend to request a ruling from the IRS with respect to the tax treatment of the Second Merger.

If the IRS were to be successful in taking the position that the Second Merger and related transactions are not treated as a reorganization under Section 368 of the Code, the exchange of Company Ordinary Shares for PubCo Ordinary Shares and of Company Series A Preferred Shares for PubCo Series A Preferred Shares will generally be treated as a taxable exchange and holders of Company Ordinary Shares or Company Series A Preferred Shares, as applicable, may be required to pay additional U.S. federal income taxes with respect to the taxable year in which the Second Merger occurs. For additional discussion of certain U.S. federal income tax considerations of the Second Merger, please see the section entitled “Certain Tax Considerations — Material U.S. Federal Income Tax Considerations to U.S. Holders — Tax Consequences of the Second Merger to U.S. Holders.”

If the Second Merger does not qualify as a reorganization under Section 368 of the Code, holders of Company Warrants may recognize taxable gain as a result of the Second Merger, and may be required to pay additional U.S. federal income taxes, in the taxable year in which the transactions occur.

If the IRS were to be successful in taking the position that the Second Merger is not treated as a reorganization under Section 368 of the Code, the conversion of Company Warrants into PubCo Series A Investor Warrants generally would be treated as a taxable exchange and holders of Company Warrants may be required to pay additional U.S. federal income taxes with respect to the taxable year in which the Second Merger occurs.

For additional discussion of certain U.S. federal income tax considerations of the Second Merger, please see the section entitled “Certain Tax Considerations — Material U.S. Federal Income Tax Considerations to U.S. Holders — Tax Consequences of the Second Merger to U.S. Holders.”

If the First Merger does not qualify as a reorganization under Section 368 of the Code, holders of Inflection Point Class A Ordinary Shares may recognize taxable gain as a result of the exchange of Inflection Point Class A Ordinary Shares for PubCo Ordinary Shares, and may be required to pay additional U.S. federal income taxes, in the taxable year in which the transactions occur.

The First Merger should qualify as a reorganization under Section 368(a)(1)(F) of the Code, and the Company, Inflection Point, Merger Sub and PubCo have agreed pursuant to the Business Combination Agreement to report the First Merger as such. However, the position of the Company, Inflection Point, Merger Sub and PubCo is not binding on the IRS or the courts, and the parties do not intend to request a ruling from the IRS with respect to the tax treatment of the First Merger.

If the IRS were to be successful in taking the position that the First Merger and related transactions are not treated as a reorganization under Section 368 of the Code, the exchange of Inflection Point Class A Ordinary Shares for PubCo Ordinary Shares would generally be treated as a taxable exchange and holders of Inflection Point Class A Ordinary Shares may be required to pay additional U.S. federal income taxes with respect to the taxable year in which the First Merger occurs. For additional discussion of certain U.S. federal income tax considerations of the First Merger, please see the section entitled “Certain Tax Considerations — Material U.S. Federal Income Tax Considerations to U.S. Holders — Tax Consequences of the First Merger to U.S. Holders.”

The U.S. federal income tax treatment of a U.S. Holder’s exercise of Redemption Rights with respect to Inflection Point Class A Ordinary Shares is uncertain and may result in adverse tax consequences to U.S. Holders.

The U.S. federal income tax treatment of a U.S. Holder’s exercise of Redemption Rights with respect to Inflection Point Class A Ordinary Shares will generally depend on whether the Redemption qualifies as a sale of the Inflection Point Class A Ordinary Shares under Section 302 of the Code or, alternatively, as a distribution. If the Redemption qualifies as a sale of Inflection Point Class A Ordinary Shares by the U.S. Holder under Section 302 of the Code, the U.S. Holder would generally be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Inflection Point Class A Ordinary Shares redeemed. Such gain or loss generally would be treated as capital gain or loss if such shares were held as a capital asset on the date of the Redemption. If the Redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. Holder will be treated as receiving a distribution, which generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. PubCo (which, as discussed below, should be a continuation of Inflection Point for U.S. federal income tax purposes) can make no assurance that it will maintain calculations of earnings and profits under U.S. federal income tax principles for purposes of determining whether a distribution is reported as a dividend for U.S. federal income tax purposes. Thus, it is expected that the full amount of any such distributions will be reported as dividends for U.S. federal income tax purposes.

Whether a Redemption qualifies for sale treatment will depend largely on the total number of Inflection Point Class A Ordinary Shares treated as held by the U.S. Holder (including any shares constructively owned by the U.S. Holder and taking into account any ownership in PubCo Ordinary Shares immediately after the Business Combination) relative to the total number of Inflection Point shares held or treated as held by the U.S. Holder immediately before such Redemption. A Redemption generally will be treated as a sale of Inflection Point Class A Ordinary Shares (rather than as a distribution in respect thereof) if the Redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in Inflection Point or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully in the section entitled “Certain Tax Considerations — Material U.S. Federal Income Tax Considerations to U.S. Holders — Tax Consequences for U.S. Holders of Inflection Point Class A Ordinary Shares Exercising Redemption Rights.” If none of the foregoing tests is satisfied, then the Redemption will be treated as a corporate distribution.

The foregoing discussion regarding a U.S. Holder’s exercise of Redemption Rights with respect to Inflection Point Class A Ordinary Shares is subject to the discussion in the section entitled “Certain Tax Considerations — Material U.S. Federal Income Tax Considerations to U.S. Holders — PFIC Considerations in the Business Combination.” As described therein, Inflection Point believes that it likely was a PFIC for the taxable years ended December 31, 2024 and December 31, 2025, and that Inflection Point/PubCo may be a PFIC for the taxable year ending December 31, 2026. If Inflection Point is determined to be a PFIC, any income or gain recognized by a U.S. Holder electing to have its Inflection Point Class A Ordinary Shares redeemed would generally be subject to a special tax and interest charge if such U.S. Holder did not make any PFIC Election (as defined below) as described below in the section entitled “Certain Tax Considerations — Material U.S. Federal Income Tax Considerations to U.S. Holders — PFIC Considerations in the Business Combination.” U.S. Holders of Inflection Point Class A Ordinary Shares contemplating the exercise of their Redemption Rights should consult their tax advisers concerning the U.S. federal, state, local, and non-U.S. tax consequences thereof.

The U.S. federal income tax treatment of the Inflection Point Rights is uncertain and may result in adverse tax consequences to U.S. Holders.

The treatment of the Inflection Point Rights for U.S. federal income tax purposes is uncertain. The Inflection Point Rights may be viewed as a forward contract, derivative security or similar interest in Inflection Point (analogous to an option with no exercise price), in which case the holder of an Inflection Point Right would not be viewed as owning the Inflection Point Class A Ordinary Shares issuable pursuant to such Inflection Point Right until such shares are actually issued. There may be other alternative characterizations of the Inflection Point Rights that the IRS may successfully assert, including that the Inflection Point Rights are treated as equity in Inflection Point at the time the rights were issued.

The tax consequences of the acquisition of Inflection Point Class A Ordinary Shares pursuant to the conversion of Inflection Point Rights, as well as the cancellation of any Inflection Point Rights not so converted, are unclear. Depending on which characterization is successfully applied to the Inflection Point Rights, different tax consequences — including different PFIC consequences — may result for U.S. Holders. In addition, it is likely that a U.S. Holder would not be able to make a QEF or mark-to-market election (discussed below) with respect to such U.S. Holder’s Inflection Point Rights, which could result in adverse tax consequences under the PFIC rules if Inflection Point is treated as a PFIC.

U.S. Holders should consult their tax advisors regarding the tax treatment of the Inflection Point Rights and the consequences with respect to the acquisition, ownership, conversion and cancellation thereof, including in connection with the First Merger and the ownership and disposition of PubCo Ordinary Shares received in the First Merger in exchange for Inflection Point Class A Ordinary Shares into which any Inflection Point Rights were converted.

Inflection Point/PubCo may be or may become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders.

If PubCo is (or, before the Business Combination, Inflection Point was) a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences (including in connection with the exercise of redemption rights in connection with the Business Combination, the First Merger, and the ownership and disposition of PubCo Ordinary Shares, PubCo Series A Preferred Shares, and/or PubCo Series A Investor Warrants after the Business Combination) and may be subject to additional reporting requirements. Inflection Point believes that it likely was a PFIC for the taxable years ended December 31, 2024 and December 31, 2025. Further, assuming the First Merger qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, PubCo will be treated as Inflection Point’s successor for U.S. federal income tax purposes. As discussed below, Inflection Point thus believes that Inflection Point/PubCo may be a PFIC for the taxable year ending December 31, 2026.

U.S. Holders are urged to consult their own tax advisors regarding the possible application of the PFIC rules to Inflection Point Class A Ordinary Shares, Company Series A Preferred Shares, Inflection Point Rights, PubCo Ordinary Shares, PubCo Series A Preferred Shares, and PubCo Series A Investor Warrants. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see “Certain Tax Considerations — Material U.S. Federal Income Tax Considerations to U.S. Holders.”

THE EXTRAORDINARY GENERAL MEETING OF INFLECTION POINT SHAREHOLDERS

General

Inflection Point is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by the Inflection Point Board for use at the extraordinary general meeting and at any adjournment or postponement thereof. This proxy statement/prospectus provides Inflection Point shareholders with information they need to know to be able to vote or direct their vote to be cast at the extraordinary general meeting.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held at [•], New York City time, on [•], 2026, at the offices of White & Case LLP located at 1221 Avenue of the Americas, New York, NY 10020, and virtually via live webcast at https://www.cstproxy.com/inflectionpointacquisitioniii/2026.

Purpose of the Extraordinary General Meeting

At the extraordinary general meeting, Inflection Point is asking holders of Inflection Point Ordinary Shares to consider and vote upon:

•        the Business Combination Proposal. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A-1, as amended by Annex A-2 and Annex A-3;

•        the Merger Proposal. The First Plan of Merger and the PubCo A&R Articles are attached to this proxy statement/prospectus as Annex B and Annex C, respectively;

•        the Advisory Organizational Documents Proposals; and

•        the Adjournment Proposal.

Each of the Business Combination Proposal and the Merger Proposal is cross-conditioned on the approval of each other. The Advisory Organizational Documents Proposals and the Adjournment Proposal are not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Recommendation of the Inflection Point Board

The Inflection Point Board believes that the Business Combination Proposal and the other proposals to be presented at the extraordinary general meeting are in the best interest of Inflection Point’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Merger Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Document Proposals, and “FOR” the approval of the Adjournment Proposal, if presented to the extraordinary general meeting.

For a description of the Inflection Point Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the Inflection Point Board, see the subsection entitled “Proposal No. 1 — The Business Combination Proposal — The Inflection Point Board’s Reasons for the Approval of the Business Combination”.

When you consider the recommendation of the Inflection Point Board in favor of approval of these proposals, you should keep in mind that, aside from their interests as shareholders, the Sponsor and Inflection Point’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of unaffiliated Inflection Point shareholders. Please see the subsection entitled “Summary — Interests of Certain Inflection Point Persons in the Business Combination”.

Record Date; Who is Entitled to Vote

Inflection Point Shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned Inflection Point Ordinary Shares at the close of business on June 24, 2026, which is the Record Date for the extraordinary general meeting. Shareholders will have one vote for each Inflection Point Ordinary Share owned at the close of business on the Record Date on each Proposal on which such Inflection Point Ordinary Share is entitled to vote. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Inflection Point Rights do not have voting rights. As of the close of business on the Record Date for the extraordinary general meeting, there were 34,473,333 Inflection Point Ordinary Shares issued and outstanding, of which 25,300,000 were issued and outstanding Public Shares.

The Sponsor and each director and officer of Inflection Point have agreed to, among other things, vote in favor of the Business Combination at any meeting of Inflection Point shareholders to be called for approval of the Business Combination. The Sponsor and each director and officer of Inflection Point have also agreed to waive their Redemption Rights and anti-dilution rights in connection with the consummation of the Business Combination with respect to any Inflection Point Ordinary Shares held by them. In addition, Cantor has agreed to vote the Private Placement Shares it holds in favor of the Business Combination and all other proposals described herein, and to waive its right to redemptions with respect to the Private Placement Shares. None of the Sponsor, Inflection Point’s directors or officers, or Cantor received separate consideration for their waiver of redemption rights. The Founder Shares and Private Placement Shares underlying the Private Placement Units held by the Sponsor and Cantor will be excluded from the pro rata calculation used to determine the per-share Redemption Price. As of the Record Date, the Sponsor owned approximately 25.9% of the issued and outstanding Inflection Point Ordinary Shares and Cantor owned approximately 0.7% of the issued and outstanding Inflection Point Ordinary Shares.

Abstentions and Broker Non-Votes

With respect to each proposal in this proxy statement/prospectus, you may vote “FOR,” “AGAINST” or “ABSTAIN.”

If an Inflection Point Shareholder fails to return a proxy card and does not attend the extraordinary general meeting in person, then the Inflection Point Shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the extraordinary general meeting. If a valid quorum is established, any such failure to vote will have no effect on the outcome of any other proposal in this proxy statement/prospectus.

Proxies that are marked “abstain” will be treated as shares present for purposes of determining the presence of a quorum on all matters, but they will not be treated as shares voted on the matter. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. Inflection Point believes all the proposals presented to the shareholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Proxies relating to “street name” shares that are returned to Inflection Point but marked by brokers as “not voted” are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and will otherwise have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

Quorum and Vote of Inflection Point Shareholders

A quorum of Inflection Point shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting if the holders of one-third of the issued and outstanding Inflection Point Ordinary Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy is present. Abstentions, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

As of the Record Date for the extraordinary general meeting, 11,491,111 Inflection Point Ordinary Shares would be required to achieve a quorum.

The Sponsor and IPF have agreed to vote all the Founder Shares and any Public Shares they may hold in favor of all the proposals being presented at the extraordinary general meeting. In addition, Cantor has agreed to vote the Private Placement Shares it holds in favor of all the proposals being presented at the extraordinary general meeting. As of the Record Date, the Sponsor and Cantor collectively owned approximately 26.6% of the issued and outstanding Inflection Point Ordinary Shares.

The approval of the Business Combination Proposal requires an ordinary resolution, being the affirmative vote of a simple majority of the holders of the Inflection Point Ordinary Shares who, being present in person or, where proxies are allowed, by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. As a result, Inflection Point would need only 8,063,334, or approximately 31.9%, of the Public Shares, to be voted in favor of the Business Combination Proposal in order to approve the Business Combination Proposal (assuming all outstanding shares are voted). Assuming that only the holders of one-third of the Inflection Point Ordinary Shares, representing a quorum under the Inflection Point Organizational Documents, vote their shares at the extraordinary general meeting, Inflection Point will not need any Public Shares in addition to the Founder Shares and Private Placement Shares to be voted in favor of the Business Combination Proposal in order to approve the Business Combination Proposal. The Business Combination was not structured to require the approval of at least a majority of Inflection Point’s unaffiliated shareholders because such a vote is not required under Cayman Islands law, and the Inflection Point Board did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination or to prepare a report concerning the approval of the Business Combination.

The Business Combination Proposal is conditioned on the approval of the Merger Proposal. Therefore, if the Merger Proposal is not approved, the Business Combination Proposal will have no effect, even if approved by the requisite holders of the Inflection Point Ordinary Shares.

The approval of the Merger Proposal requires a special resolution under the Companies Act, being the affirmative vote of holders of a majority of at least two-thirds of the Inflection Point Ordinary Shares who, being present in person or, where proxies are allowed, by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. In addition to the Inflection Point Ordinary Shares held by the Sponsor and Cantor, Inflection Point would need only 13,808,889, or approximately 40.1%, of the Public Shares, to be voted in favor of the Merger Proposal in order to approve the Merger Proposal assuming all outstanding shares are voted. Assuming that only the holders of one-third of the Inflection Point Ordinary Shares, representing a quorum under the Inflection Point Organizational Documents, vote their shares at the extraordinary general meeting, Inflection Point will not need any Public Shares in addition to the Founder Shares and Private Placement Shares to be voted in favor of the Merger Proposal in order to approve the Merger Proposal. The Merger Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Merger Proposal will have no effect, even if approved by the requisite holders of the Inflection Point Ordinary Shares.

The separate approval of each of the Advisory Organizational Document Proposals, each of which is a non-binding vote, requires an ordinary resolution, being the affirmative vote of a simple majority of the holders of the Inflection Point Ordinary Shares who, being present in person or, where proxies are allowed, by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Advisory Organizational Document Proposals are not conditioned upon any other proposal.

The approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of a simple majority of the holders of the Inflection Point Ordinary Shares who, being present in person or, where proxies are allowed, by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The Adjournment Proposal is not conditioned upon any other proposal.

Voting Your Shares

Each Inflection Point Class A Ordinary Share and each Inflection Point Class B Ordinary Share that you own in your name entitles you to one vote on each Proposal on which such Inflection Point Ordinary Share is entitled to vote. Your proxy card shows the number of Inflection Point Ordinary Shares that you own.

If you are a record owner of your shares, there are two ways to vote your Inflection Point Ordinary Shares at the extraordinary general meeting:

You Can Vote by Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Inflection Point Board “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Merger Proposal, “FOR” the approval, on an advisory basis, of each of the separate Advisory Organizational Document Proposals, and “FOR” the approval of the Adjournment Proposal, in each case, if presented. Proxy cards received less than 48 hours prior to the start of the extraordinary general meeting will not be counted.

You Can Attend the Extraordinary General Meeting and Vote During the Meeting.

•        You can attend the extraordinary general meeting and vote in person even if you have previously voted by submitting a proxy pursuant to any of the methods noted above.

•        If your shares are registered in your name with Continental and you wish to attend the extraordinary general meeting virtually, go to https://www.cstproxy.com/inflectionpointacquisitioniii/2026, enter the 12-digit control number included on your proxy card or notice of the extraordinary general meeting and click on the “Click here” to pre-register for the online meeting link at the top of the page. Just prior to the start of the extraordinary general meeting you will need to log back into the extraordinary general meeting site using your control number. Pre-registration is recommended but is not required in order to attend the extraordinary general meeting virtually.

•        Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the extraordinary general meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the extraordinary general meeting. After contacting Continental, a beneficial holder will receive an e-mail prior to the extraordinary general meeting with a link and instructions for entering the extraordinary general meeting. Beneficial shareholders should contact Continental at least five (5) Business Days prior to the extraordinary general meeting date in order to ensure access.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the meeting and vote in person or online and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way Inflection Point can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are an Inflection Point Shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        sending another proxy card with a later date;

•        notifying Michael Blitzer, Chief Executive Officer of Inflection Point, in writing, before the extraordinary general meeting that you have revoked your proxy; or

•        attending the extraordinary general meeting in person (including virtually), revoking your proxy, and voting as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions about Voting Your Shares

If you are an Inflection Point Shareholder and have any questions about how to vote or direct a vote in respect of your Inflection Point Ordinary Shares, you may call Sodali & Co., our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing IPCX.info@investor.sodali.com.

Redemption Rights

Pursuant to the Inflection Point Organizational Documents, a Public Shareholder may request to redeem all or a portion of its Public Shares for cash in connection with the completion of the Business Combination. As a Public Shareholder, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(a)     (i) hold Public Shares or (ii) hold Public Shares through Inflection Point Units and elect to separate your Inflection Point Units into the underlying Public Shares and Inflection Point Rights prior to exercising your Redemption Rights with respect to the Public Shares;

(b)    submit a written request to Continental, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that Inflection Point redeem all or a portion of your Public Shares for cash; and

(c)     deliver your share certificates for Public Shares (if any) along with the redemption forms to Continental, physically or electronically through DTC.

Public Shareholders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [•], 2026 (two Business Days before the initial scheduled date of the extraordinary general meeting) in order for their Public Shares to be redeemed.

Any Public Shareholder (who is not the Sponsor or a founder, officer or director of Inflection Point) may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is abandoned, the Public Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers the certificates for its shares (if any) along with the redemption forms to Continental, Inflection Point will redeem such Public Shares at the Redemption Price. For illustrative purposes, as of the Record Date, this would have amounted to approximately $10.43 per issued and outstanding Public Share. If a Public Shareholder exercises its Redemption Rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares.

If you hold the shares in “street name”, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s deposit withdrawal at custodian system. Continental will typically charge the tendering broker $100 and it would be up to the broker to decide whether to pass this cost on to the redeeming shareholder. In the event the Business Combination is not consummated this may result in an additional cost to shareholders for the return of their Public Shares.

Any request for redemption, once made, may not be withdrawn unless the directors of Inflection Point determine (in their sole discretion) to permit the withdrawal of such request for redemption (which they may do in whole or in part).

Any corrected or changed written exercise of redemption rights must be received by Continental prior to the vote taken on the Business Combination Proposal at the extraordinary general meeting. No request for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to Continental at least two Business Days prior to the initial scheduled date of the extraordinary general meeting.

Notwithstanding the foregoing, a Public Shareholder, acting together with any affiliate of such Public Shareholder or any other Person with whom such Public Shareholder is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding or disposing of Public Shares, will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the then-issued Public Shares without the prior consent of Inflection Point. Accordingly, if a Public Shareholder, alone or acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding or disposing of Public Shares, seeks to redeem more than 15% of the then-issued Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Holders of the Inflection Point Rights will not have redemption rights with respect to the Inflection Point Rights.

There are no agreements, arrangements, or understandings between the Sponsor and unaffiliated security holders of Inflection Point regarding redemption of outstanding securities of Inflection Point.

The closing price of Public Shares on July 1, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus, was $10.33. As of the Record Date, funds in the Trust Account totaled approximately $263,990,603 and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations, or approximately $10.43 per issued and outstanding Public Share.

Prior to exercising Redemption Rights, Public Shareholders should verify the market price of the Public Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their Redemption Rights if the market price per share is higher than the Redemption Price. Inflection Point cannot assure its shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their Public Shares.

Appraisal Rights

Holders of Inflection Point Ordinary Shares have appraisal rights in connection with the First Merger. The Companies Act prescribes when shareholder appraisal or dissenters’ rights will be available and sets limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, shareholders are still entitled to exercise Redemption Rights, as set out herein. For more information, see the section of this proxy statement/prospectus entitled “Proposal No. 2 — The Merger Proposal — Appraisal Rights under the Companies Act”.

Proxy Solicitation

Inflection Point is soliciting proxies on behalf of the Inflection Point Board. This solicitation is being made by mail but also may be made by telephone or in person. Inflection Point and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Inflection Point will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Inflection Point will bear the cost of the solicitation.

Inflection Point has engaged Sodali & Co. to assist in the solicitation process and will pay Sodali & Co. a fee of $17,500, plus disbursements.

Inflection Point will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Inflection Point will reimburse them for their reasonable expenses.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “The Extraordinary General Meeting of Inflection Point Shareholders — Revoking Your Proxy”.

Inflection Point Shareholders

As of the Record Date, there were 34,473,333 Inflection Point Ordinary Shares issued and outstanding, which include the 8,433,333 Founder Shares held by the Sponsor, the 740,000 shares included in the Private Placement Units held by the Sponsor and Cantor, and 25,300,000 Public Shares. As of Record Date, there was outstanding an aggregate of 26,040,000 Inflection Point Rights, which include the 740,000 Inflection Point Rights included in the Private Placement Units held by the Sponsor and Cantor, and 25,300,000 Inflection Point Rights sold as part of the Inflection Point Units in Inflection Point’s IPO.

Potential Purchases of Public Securities

At any time prior to the extraordinary general meeting, during a period when they are not then aware of any material non-public information regarding Inflection Point or its securities, the Sponsor, and Inflection Point’s or Air Water’s officers and directors or their affiliates may purchase Public Shares or Inflection Point Rights in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares that such persons may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares or Inflection Point Rights in such transactions. Such purchases may include a contractual acknowledgment that such shareholder, although still the record holder of Public Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its Redemption Rights.

The purpose of any such transactions could be to (i) increase the likelihood of obtaining Required Shareholder Approval of the Business Combination, (ii) reduce the number of Inflection Point Rights outstanding and/or increase the likelihood of approval on any matters submitted to the Inflection Point Rights holders for approval in connection with the Business Combination or (iii) increase the amount of cash available to PubCo from the Trust Account at the closing of the Business Combination. Any such purchases of securities may result in the completion of the Business Combination when it may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of Inflection Point’s and/or PubCo’s Securities may be reduced and the number of beneficial holders of Inflection Point’s and/or PubCo’s Securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of Inflection Point’s and/or PubCo’s Securities on a national securities exchange.

The Sponsor, Inflection Point’s or Air Water’s directors, officers, advisors and their affiliates anticipate that they may identify the shareholders with whom the Sponsor, Inflection Point’s or Air Water’s directors, officers, advisors and their affiliates may pursue privately negotiated transactions by either the shareholders contacting Inflection Point or Air Water directly or by Inflection Point’s receipt of redemption requests submitted by shareholders (in the case of Public Shares). To the extent that the Sponsor, Inflection Point’s or Air Water’s directors, officers, advisors and their affiliates enter into a private transaction, they would identify and contact only potential selling or redeeming shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the Business Combination, whether or not such shareholder has already submitted a proxy with respect to the Business Combination but only if such shares have not already been voted at the extraordinary general meeting. The Sponsor, Inflection Point’s or Air Water’s directors, officers, advisors and their affiliates will select which shareholders to purchase shares from based on the negotiated price and number of shares and any other factors that they may deem relevant, and will be restricted from purchasing shares if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws.

The Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates will be restricted from making purchases of securities if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares or Inflection Point Rights, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

•        this proxy statement/prospectus discloses the possibility that the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates may purchase Public Shares or Inflection Point Rights from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•        if the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the Redemption Price;

•        this proxy statement/prospectus includes a representation that any of our securities purchased by the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates will not be voted in favor of approving the Business Combination;

•        the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates will not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•        Inflection Point will disclose in a Form 8-K, before the extraordinary general meeting, the following material items:

•        the amount of securities purchased outside of the redemption offer by the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates, along with the purchase price;

•        the purpose of the purchases by the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates;

•        the impact, if any, of the purchases by the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates on the likelihood that the Business Combination will be approved;

•        the identities of the security holders who sold to the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates; and

•        the number of Public Shares for which Inflection Point has received redemption requests pursuant to its redemption offer.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPosal

Business Combination Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A-1, as amended by Annex A-2 and Annex A-3, to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination. Capitalized terms under this section not otherwise defined in this proxy statement/prospectus have the respective meanings ascribed to them in the Business Combination Agreement.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Business Combination Agreement and/or other specific dates. The assertions and obligations embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules (the “Disclosure Schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Inflection Point, Air Water, PubCo and Merger Sub, or any other matter.

Amendments to the Business Combination Agreement

On December 31, 2025, the Company and Inflection Point entered into the First BCA Amendment to increase the maximum aggregate share reserve to be available for issuance under the PubCo Equity Incentive Plan and the PubCo Employee Share Purchase Plan from 5.0% of PubCo’s issued share capital as of immediately after Closing to 10.0% of PubCo’s issued share capital as of immediately after Closing.

On June 5, 2026, the Company and Inflection Point entered into the Second BCA Amendment which amends the Business Combination Agreement to reflect, among other things: (i) a reduction in the Purchase Price from $300,000,000 to $200,000,000, (ii) modifications to the definitions of Triggering Event I, Triggering Event II and Triggering Event III upon which Earnout Shares may be issued to Eligible Company Equityholders and PSU Holders, (iii) a reduction in the number of Earnout Shares issuable upon the occurrence of any and each of Triggering Event I, Triggering Event II, Triggering Event III and Triggering Event IV from a maximum of 30,000,000 Earnout Shares in four equal tranches of 7,500,000 Earnout Shares to a maximum of 20,000,000 Earnout Shares in four equal tranches of 5,000,000 Earnout Shares and (iv) an updated allocation schedule with respect to the Eligible Company Equityholders and PSU Holders who would be entitled to receive Earnout Shares.

Structure of the Business Combination

The Business Combination is structured as follows:

One day prior to the date of the First Merger Effective Time:

(i)     each then-issued and outstanding Inflection Point Unit shall be automatically detached and separated into one Inflection Point Class A Ordinary Share and one Inflection Point Right;

(ii)    each then-issued and outstanding Inflection Point Class B Ordinary Share shall be automatically converted, on a one-to-one basis, into one Inflection Point Class A Ordinary Share; and

(iii)   each Inflection Point Right that is issued and outstanding at such time shall be automatically converted into one-tenth of one Inflection Point Class A Ordinary Share (provided, that if a holder of Inflection Point Rights would be entitled to receive a fraction of an Inflection Point Class A Ordinary Share upon the

Rights Conversion, the number of Inflection Point Class A Ordinary Shares issued to such holder upon the Rights Conversion will be rounded down to the nearest whole number of Inflection Point Class A Ordinary Shares without cash settlement for such rounded fraction).

At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of any party or the holders of securities of Inflection Point or PubCo:

(i)     each Inflection Point Class A Ordinary Share (other than any Excluded Shares, Inflection Point Dissenting Shares and Redeeming Shares), which is issued and outstanding immediately prior to the First Merger Effective Time, shall be converted into the right to receive one PubCo Ordinary Share;

(ii)    each Excluded Share that is issued and outstanding immediately prior to the First Merger Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, without any conversion thereof and no consideration shall be paid with respect thereto;

(iii)   each Redeeming Share will be automatically redeemed by Inflection Point and each Redeeming Share shall automatically be cancelled and shall cease to exist, and each holder of such Redeeming Shares shall thereafter cease to have any rights with respect to such securities except the right to be paid the Redemption Price in accordance with the Inflection Point Organizational Documents;

(iv)   each Inflection Point Dissenting Share shall no longer be outstanding and shall automatically be cancelled by virtue of the First Merger and shall cease to exist and the holder of such Inflection Point Dissenting Share shall thereafter cease to have any rights with respect to such Inflection Point Dissenting Share, but instead shall be entitled to the right to be paid the fair value of such Inflection Point Dissenting Share and such other rights as are granted by Section 238 of the Companies Act; and

(v)    each PubCo Ordinary Share that is issued and outstanding immediately prior to the First Merger Effective Time shall be irrevocably surrendered to PubCo for cancellation and for consideration equal to the subscription price (if any) that was paid for such PubCo Ordinary Share.

At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of any party of the holders of securities of the Company or PubCo:

(i)     each Company Ordinary Share that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into the right to receive a number of PubCo Ordinary Shares equal to the Exchange Ratio;

(ii)    each Company Series A Preferred Share that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into the right to receive a number of PubCo Series A Preferred Shares equal to (i) the aggregate Accrued Value attributable to such Company Series A Preferred Share divided by (ii) $1,000;

(iii)   each Company Warrant that is issued and outstanding immediately prior to the Second Merger Effective Time that was issued pursuant to a Pre-Funded PIPE Subscription Agreement or Subscription Agreement will be converted into the right to receive a PubCo Series A Investor Warrant exercisable for a number of PubCo Ordinary Shares equal to (x) the number of Company Ordinary Shares issuable upon conversion of the holder’s Company Series A Preferred Shares upon a hypothetical conversion of such Company Series A Preferred Shares immediately prior to the Second Merger multiplied by (y) the Exchange Ratio;

(iv)   each Company Warrant that is issued and outstanding immediately prior to the Second Merger Effective Time which was not issued pursuant to a Pre-Funded PIPE Subscription Agreement or Closing PIPE Subscription Agreement will be converted into the right to receive a PubCo Series A Investor Warrant exercisable for a number of PubCo Ordinary Shares equal to the number of Company Ordinary Shares issuable upon a hypothetical conversion of such Company Warrant as of immediately prior to the Second Merger;

(v)    each Company RSU that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into the right to receive a PubCo RSU on the same terms and conditions (including applicable vesting, settlement and termination provisions) as are in effect with respect to each such award of Company RSUs; provided, that each award of PubCo RSUs will be subject to the number of PubCo Ordinary Shares equal to the product of (x) the number of whole Company Ordinary Shares that were subject to such award of Company RSUs (with any fractional share otherwise resulting rounded down to the nearest whole share) immediately prior to the Second Merger Effective Time, multiplied by (y) the Exchange Ratio;

(vi)   each Company PSU that is issued and outstanding and unvested immediately prior to the Second Merger Effective Time shall be assumed and converted into the right to receive a PubCo PSU on the same terms and conditions (including applicable performance vesting criteria and other applicable settlement and termination provisions) as are in effect with respect to each such award of Company PSUs immediately prior to the Second Merger Effective Time; provided, that each award of Company PSUs will be subject to a number of PubCo Ordinary Shares, determined based on the pro-rata portion of Earnout Shares attributable to such holder’s Company RSUs, subject to achievement of the applicable Triggering Event (with any fractional share otherwise resulting rounded down to the nearest whole share); and

(vii)  each Merger Sub Share that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share of Air Water OpCo.

The following diagrams illustrate in simplified terms the current structure of Inflection Point and Air Water and the expected structure of PubCo immediately following the Closing.

Simplified Pre-Combination Structure

Simplified Post-Combination Structure

The following diagram illustrates the structure of PubCo immediately following the Business Combination. The percentages shown reflect the voting power, with each PubCo Ordinary Share entitled to one vote per share, and economic interests in PubCo on a combined basis, in each case assuming no redemptions, 50% redemptions, or maximum redemptions. Interests shown exclude (i) up to 20,000,000 Earnout Shares, (ii) 9,772,631 PubCo Ordinary Shares issuable upon conversion of PubCo Series A Preferred Shares and (iii) 12,140,866 PubCo Ordinary Shares issuable upon exercise of PubCo Series A Investor Warrants. Please see the subsection entitled “What equity stake will current Inflection Point shareholders and Air Water shareholders hold in PubCo immediately after the consummation of the Business Combination?” for additional assumptions used in calculating such percentages.

Business Combination Consideration

Pursuant to the terms of the Business Combination Agreement, the Aggregate Base Consideration to be paid to the holders of Company Ordinary Shares (including the Company Ordinary Shares underlying the Company RSUs), or in connection with, the Second Merger shall be the number of PubCo Ordinary Shares equal to the quotient of: (i) $200,000,000, divided by (ii) the Redemption Price.

The aggregate consideration to be paid to the holders of Company Series A Preferred Shares in, or in connection with, the Second Merger shall be a number of PubCo Series A Preferred Shares equal to (i) the aggregate Accrued Value attributable to such Company Series A Preferred Share divided by (ii) $1,000.

The consideration to be paid to the holders of Company Warrants issued pursuant to the Subscription Agreements will be a PubCo Series A Investor Warrant exercisable for a number of PubCo Ordinary Shares equal to (x) the number of Company Ordinary Shares issuable upon conversion of the holder’s Company Series A Preferred Shares upon a hypothetical conversion of such Company Series A Preferred Shares immediately prior to the Second Merger multiplied by (y) the Exchange Ratio. The consideration to be paid to the holders of all other Company Warrants will be a PubCo Series A Investor Warrant exercisable for a number of PubCo Ordinary Shares equal to the number of Company Ordinary Shares issuable upon a hypothetical conversion of such Company Warrant as of immediately prior to the Second Merger.

The Exchange Ratio will be equal to the Aggregate Base Consideration divided by the total number of Company Ordinary Shares (including the Company Ordinary Shares underlying the Company RSUs) issued and outstanding immediately prior to the Second Merger Effective Time.

Each PubCo Series A Preferred Share that is issued in exchange for Company Series A Preferred Shares in the Business Combination will remain issued and outstanding after consummation of the Business Combination and will be convertible, at any time and from time to time, into a certain number of PubCo Ordinary Shares at the option of the holder of the PubCo Series A Preferred Share, as further specified in the PubCo A&R Articles. See “Description of PubCo Securities — Conversion of PubCo Preference Shares” of this proxy statement/prospectus for additional information.

In addition, following the Second Merger Effective Time, PubCo will issue to Eligible Company Equityholders and PSU Holders up to 20,000,000 additional Earnout Shares in four tranches of 5,000,000, respectively, upon the occurrence of the following events:

•        (i) with respect to on or prior to the quarter ending December 31, 2027, the Revenue Run Rate equals or exceeds $80,000,000;

•        with respect to on or prior to the quarter ending December 31, 2027, the EBITDA Run Rate equals or exceeds $30,000,000;

•        with respect to on or prior to the quarter ending June 30, 2028, (a) the Revenue Run Rate equals or exceeds $160,000,000 and (b) the EBITDA Run Rate equals or exceeds $70,000,000; and

•        within the time period beginning on the date that is the 6-month anniversary of the Second Merger Effective Time and ending on June 30, 2028, the closing sale price of one PubCo Ordinary Share as reported on Nasdaq (or the exchange on which the PubCo Ordinary Shares are then listed) for a period of at least twenty (20) days out of thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination, is greater than or equal to $20.00, in each case subject to Equitable Adjustments for any reclassification, share split (including a reverse share split), reorganization, recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a share dividend or share distribution.

Representations and Warranties

Representations and Warranties of the Company

Under the Business Combination Agreement, the Company has made customary representations and warranties (on behalf of itself and its Subsidiaries, as applicable) to Inflection Point relating to, among other things, organization and standing, due authorization and binding agreement, capitalization, company Subsidiaries, governmental approvals, non-contravention, financial statements, absence of certain changes, compliance with laws, permits, litigation, material contracts, intellectual property, taxes and returns, real property, personal property, employee matters, benefit plans, environmental matters, transactions with related persons, insurance, material customers and suppliers, data protection and cybersecurity, sanctions and certain business practices, the Investment Company Act and finders’ and brokers’ fees.

Representations and Warranties of Inflection Point

Under the Business Combination Agreement, Inflection Point has made customary representations and warranties to the Company and PubCo relating to, among other things, organization and standing, due authorization and binding agreement, governmental approvals, non-contravention, capitalization, SEC filings, financial statements, internal controls, absence of certain changes, compliance with laws, litigation, actions, orders and permits, taxes and returns, employees and employee benefit plans, properties, material contracts, transactions with related persons, the Investment Company Act, and the Jumpstart Our Business Startups Act of 2012, finders’ and brokers’ fees, sanctions and certain business practices, private placements, insurance, no misleading information supplied, the Trust Account and receipt of a fairness opinion.

Representations and Warranties of PubCo

Under the Business Combination Agreement, PubCo has made customary representations and warranties to Inflection Point and the Company relating to, among other things, organization and standing, due authorization and binding agreement, governmental approvals, non-contravention, capitalization, limited activities, finders’ and brokers’ fees, the Investment Company Act, U.S. tax classification and UK tax residency.

Representations and Warranties of Merger Sub

Under the Business Combination Agreement, Merger Sub has made customary representations and warranties to the Company and PubCo relating to, among other things, organization and standing, due authorization and binding agreement, governmental approvals, non-contravention, capitalization, limited activities, finders’ and brokers’ fees, the Investment Company Act, no misleading information supplied and U.S. tax classification.

Survival of Representations and Warranties

No representations and warranties of the Company, PubCo, Inflection Point or Merger Sub contained in the Business Combination Agreement, any Ancillary Document or in any certificate, statement or instrument delivered pursuant to the Business Combination Agreement, including any rights arising out of any breach of such representations and warranties, will survive the Closing.

Material Adverse Effect

Pursuant to the Business Combination Agreement, a material adverse effect (a “Material Adverse Effect”) means, with respect to any specified person, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, liabilities, results of operations or financial condition of such person and its subsidiaries, taken as a whole, or (b) the ability of such Person or any of its subsidiaries to consummate the Business Combination or to perform its obligations under the Business Combination Agreement or the Ancillary Documents to which it is party; provided, however, that for purposes of clause (a) above, any fact, event, occurrence, change or effect directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, facts, events, occurrences, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may or would have occurred a Material Adverse Effect: (i) general global, national, regional, state or local changes in the financial or securities markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets) or general economic or political or social conditions in the country or region in which such Person or any of its subsidiaries do business, (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its subsidiaries operate, (iii) changes or proposed changes in GAAP, IFRS or other applicable accounting principles or mandatory changes in the regulatory accounting requirements (or any interpretation thereof) applicable to any industry in which such Person and its subsidiaries principally operate, (iv) conditions caused by acts of God, epidemic, pandemics (including COVID-19 or any mutation or variation thereof, or any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other law, directive, guidelines or recommendations by any Governmental Authority (including the Centers for Disease Control and the World Health Organization) in each case in connection with, related to or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES) or any changes thereto (the “COVID-19 Measures”) or any change in such COVID-19 Measures or interpretations following the date of the Business Combination Agreement), terrorism, war (whether or not declared), natural or man-made disaster (including fires, flooding, earthquakes, hurricanes and tornados), civil unrest, terrorism or other force majeure or comparable events, (v) any failure in and of itself by such Person and its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein), (vi) changes attributable to the public announcement or pendency of the Business Combination (including the impact thereof on relationships with customers, suppliers or employees), (vii) changes or proposed changes in applicable Law (or any interpretation thereof) after the date of the Business Combination Agreement, (viii) any actions required to be taken, or required not to be taken, pursuant to the terms of the Business Combination Agreement, (ix) in respect of the Company, any action taken by, or at the written request of, Inflection Point and in respect of Inflection Point or PubCo, any action taken by, or at the written request of, the Company, (x) with respect to Inflection Point, the consummation and effects of the Redemption Rights and (xi) any breach of any covenants, agreements or obligations of any Pre-Funded PIPE Investor or Closing PIPE Investor under the Pre-Funded PIPE Subscription Agreement or the Subscription Agreements, as applicable (including any breach of such Person’s obligations to fund any amounts thereunder when required); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i)-(iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person and its subsidiaries, taken as a whole, compared to other participants in the industries and geographic location in which such Person or any of its subsidiaries conducts its businesses (in which case only the incremental disproportionate impact may be taken into account). Notwithstanding the foregoing, with respect to Inflection Point, the aggregate amount redeemed pursuant to the Redemption Rights shall not be deemed to be a Material Adverse Effect on Inflection Point.

Covenants

Conduct of Business by the Company

The Company has agreed that, from the date of the Business Combination Agreement through the earlier of the termination of the Business Combination Agreement and the Share Acquisition Closing (the “Interim Period”), except as otherwise contemplated by the Business Combination Agreement, the Ancillary Documents, the Disclosure Schedules or as required by applicable law, or as consented to by Inflection Point in writing (which consent will not be unreasonably withheld, conditioned or delayed), the Company will use its commercially reasonable efforts and shall cause its Subsidiaries to use its commercially reasonable efforts to: (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practices and (ii) preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, in each case consistent with past practice.

During the Interim Period, the Company has also agreed not to, and to cause its Subsidiaries not to, except as otherwise contemplated by the Business Combination Agreement, the Ancillary Documents, the Disclosure Schedules or as required by applicable law, or as consented to by Inflection Point in writing (which consent will not be unreasonably withheld, conditioned or delayed):

•        amend, waive or otherwise change, the Organizational Documents of any of the Company or the Target Companies (as defined in the Business Combination Agreement);

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third party with respect to such securities;

•        split, combine, recapitalize, subdivide, reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

•        (i) incur, create, assume or otherwise become liable for any indebtedness for borrowed money in excess of $7,500,000 in the aggregate, (ii) make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or (iii) guarantee or endorse any indebtedness for borrowed money referred to in clause (i) in excess of $1,000,000 individually or $2,000,000 in the aggregate, in each case, except for any such transactions among the Company and its Subsidiaries and hedging or over-the-counter derivatives transactions in the ordinary course of business;

•        except as required pursuant to any Company benefit plan or the Company collective bargaining agreement, (i) materially increase the wages, salaries or compensation of its employees other than in the ordinary course of business, (ii) make or commit to make any bonus payment (whether in cash, property or securities) to any employee other than in the ordinary course of business, (iii) grant any severance, retention, change in control or termination or similar pay, other than in the ordinary course of business or as required by applicable law, (iv) establish any trust or take any other action to secure the payment of any compensation payable by the Company, (v) materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Company benefit plan with, for or in respect of any current consultant, officer, manager director or employee, subject to limited exceptions, (vi) hire any employee with an annual base salary greater than or equal to $200,000 or engage any person as an independent contractor with annual payments greater than or equal to $200,000, in each case other than in the ordinary course of business, or (vii) terminate the employment of any employee with an annual base salary greater than or equal to $200,000 or due to death or disability other than for cause or in the ordinary course of business;

•        waive any restrictive covenant obligations of any employee or individual independent contractor of the Company or any of its Subsidiaries;

•        unless required by an applicable law, the Company benefit plan or the Company collective bargaining agreement, (i) modify, extend or enter into any labor agreement, collective bargaining agreement, or any other labor-related contracts, agreements or arrangement that pertains to any of the employees of the Company or any of its Subsidiaries or (ii) recognize or certify any labor union, labor organization, works council or other employee-representative body as the bargaining representative for any employees of the Company or any of its Subsidiaries;

•        (i) make, change or rescind any material election in respect of taxes, (ii) settle any material action in respect of taxes, (iii) make any material change to its methods of tax accounting, (iv) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued (other than any extension resulting from an extension to file any tax return) obtained in the ordinary course of business, (v) enter into a tax sharing agreement, tax indemnification agreement, tax allocation agreement or similar contract (other than customary commercial contracts not primarily related to taxes), (vi) file any amended material tax return, (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any state, local or non-U.S. Tax Law) pertaining to taxes with any Governmental Authority or (viii) change its jurisdiction of tax residence or establish a permanent establishment or other taxable presence in any jurisdiction outside its jurisdiction of incorporation or organization, as applicable;

•        (i) other than in the ordinary course of business or between the Company and/or any of its Subsidiaries, (a) sell, assign, transfer or license any intellectual property owned by the Company or any of its Subsidiaries to any person, subject to limited exceptions or (b) abandon, permit to lapse or otherwise dispose of any material intellectual property owned by the Company or any of its Subsidiaries that is registered, issued, or applied for, or (ii) disclose any material trade secrets or other confidential information owned or held by the Company or any of its Subsidiaries to any person who has not entered into a written confidentiality agreement or is not otherwise subject to enforceable confidentiality obligations;

•        (i) modify or amend in a manner that is materially adverse to the Company or its Subsidiaries (as defined in the Business Combination Agreement) or terminate any material contract, (ii) waive, delay the exercise of, release or assign any material rights or claims under any material contract or (iii) enter into any contract that would be a material contract (subject to certain exceptions) if entered into prior to the date of the Business Combination Agreement, outside of the ordinary course of business;

•        fail to use commercially reasonable efforts to maintain its books, accounts, and records in all material respects in the ordinary course of business consistent with past practices;

•        enter into (i) any new line of business or (ii) jurisdiction with respect to its current line of business;

•        fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

•        waive, release, assign, settle or compromise any claim or action, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, such party or its affiliates) not in excess of $200,000 (individually or in the aggregate) or otherwise pay, discharge or satisfy any liability or obligations, unless such amount has been reserved in the Company’s financial statements, as applicable;

•        acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any assets of any such person, in each case if the aggregate amount of consideration paid or transferred by the Company or its Subsidiaries would exceed $2,000,000 in the aggregate;

•        make any capital expenditures in excess of $5,000,000 (individually for any project (or set of related projects) or $10,000,000 in the aggregate);

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•        sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of the properties, assets or rights of the Company or its Subsidiaries, taken as a whole, other than in the ordinary course of business;

•        enter into any agreement, understanding or arrangement with respect to the voting or transfer of equity securities of the Company or any of its Subsidiaries;

•        make any change in accounting methods, principles or practices, except as required by IFRS or the Company’s auditors;

•        (i) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person or (ii) enter into any contract or arrangement that would have been required to be listed in the Inflection Point Disclosure Schedules if entered into prior to the date of the Business Combination Agreement (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business); or

•        authorize or agree to do any of the foregoing actions.

Conduct of Business of Inflection Point

Inflection Point has agreed that, during the Interim Period, except as contemplated by the terms of the Business Combination Agreement, the Disclosure Schedules or any Ancillary Document, or as required by applicable law, or as consented to by the Company in writing (which consent will not be unreasonably withheld, conditioned or delayed) Inflection Point shall use its commercially reasonable efforts to (i) conduct its business, in all material respects, in the ordinary course of business and (ii) preserve intact, in all material respects, its business organization, to keep available the services of its managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of its material assets, in each case consistent with past practice.

During the Interim Period, Inflection Point has also agreed not to, except as otherwise contemplated by the Business Combination Agreement, any Ancillary Documents, the Inflection Point Disclosure Schedules, as required by applicable law or as consented to by the Company in writing (which consent will not be unreasonably withheld, conditioned or delayed):

•        amend, waive or otherwise change its Organizational Documents, other than for administrative or de minimis changes;

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities (including the ordinary shares and rights of Inflection Point) or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its shares or other equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities (including the ordinary shares, redeemable warrants and private warrants of Inflection Point) or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third party with respect to such securities;

•        split, combine, recapitalize, subdivide or reclassify any of its shares or other equity interests (including the ordinary shares, redeemable warrants and private warrants of Inflection Point) or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities, except for redemptions from the Trust Account that are required in accordance with the IPO prospectus;

•        (i) incur, create, assume or otherwise become liable for any indebtedness for borrowed money, (ii) make a loan or advance to or investment in any third party, or (iii) guarantee or endorse any indebtedness for borrowed money of any person, subject to limited exceptions;

•        amend, waive or otherwise change the Trust Agreement in any manner;

•        terminate, waive or assign any material right under any material agreement to which it is a party, or enter into any contract that would be a material agreement if entered into prior to the date of the Business Combination Agreement;

•        establish any subsidiary or enter into any new line of business;

•        fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

•        waive, release, assign, settle or compromise any claim or action, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages not in excess of $300,000 (individually or in the aggregate) unless such amount has been reserved in Inflection Point’s financial statements;

•        acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any assets of any such person, in each case if the aggregate amount of consideration paid or transferred by Inflection Point would exceed $50,000 in the aggregate;

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Mergers);

•        enter into any agreement, understanding or arrangement with respect to the voting or transfer of its equity securities;

•        (i) make, change or rescind any material election in respect of taxes, (ii) settle any material action in respect of taxes, (iii) make any material change to its methods of tax accounting, (iv) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued (other than any extension resulting from an extension to file any tax return obtained in the ordinary course of business), (v) enter into a tax sharing agreement, tax indemnification agreement, tax allocation agreement or similar contract (other than customary commercial contracts not primarily related to taxes), (vi) file any amended material tax return, (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any state, local or non-U.S. Tax Law) pertaining to taxes with any Governmental Authority or (viii) change its jurisdiction of tax residence or establish a permanent establishment or other taxable presence in any jurisdiction outside its jurisdiction of incorporation or organization, as applicable;

•        adopt or enter into any benefit plan (including granting or establishing any form of compensation or benefits to any current or former employee, officer, director or other individual service provider of Inflection Point);

•        incur any expenses other than in connection with the implementation of the Business Combination;

•        (i) appoint any director to the Inflection Point Board, (ii) hire any employee, (iii) enter into or amend any contract or transaction with any of the foregoing persons or (iv) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any related person (other than advancement of expenses, in each case, provided in the ordinary course of business); or

•        authorize or agree to do any of the foregoing actions.

Conduct of Business of PubCo during the Interim Period

PubCo has agreed that, during the Interim Period, except as contemplated by the terms of the Business Combination Agreement or any Ancillary Document, or as required by applicable law, or as consented to by the Company in writing (which consent will not be unreasonably withheld, conditioned or delayed), PubCo shall use its commercially reasonable efforts to (i) conduct its business, in all material respects, in the ordinary course of business and (ii) preserve intact, in all material respects, its business organization, to keep available the services of its managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of its material assets, in each case consistent with past practice.

During the Interim Period, PubCo has also agreed not to, except as otherwise contemplated by the Business Combination Agreement or any Ancillary Documents, or as required by applicable law or as consented to by the Company in writing (which consent will not be unreasonably withheld, conditioned or delayed);

•        amend, waive or otherwise change its Organizational Documents, other than for administrative or de minimis changes;

•        authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third party with respect to such securities;

•        split, combine, recapitalize, subdivide or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

•        (i) incur, create, assume or otherwise become liable for any indebtedness for borrowed money, (ii) make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or (iii) guarantee or endorse any indebtedness for borrowed money, except for any such transactions with the Company and its subsidiaries;

•        establish any subsidiary or enter into any new line of business;

•        acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in each case;

•        make any capital expenditures;

•        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•        enter into any agreement, understanding or arrangement with respect to its voting or transfer of equity securities; or

•        authorize or agree to do any of the foregoing actions.

Other Covenants of the Company

Pursuant to the Business Combination Agreement, the Company has agreed, among other things, to:

•        as soon as reasonably practicable following the date of the Business Combination Agreement, but in no event later than October 31, 2025, deliver to Inflection Point true and correct copies of audited consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Company and its subsidiaries as of and for the years ended December 31, 2023 and 2024, together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (collectively, the “PCAOB Financial Statements”); and

•        (a) as soon as reasonably practicable following the date of the Business Combination Agreement, but in no event later than October 31, 2025, deliver to Inflection Point unaudited reviewed consolidated balance sheets and statements of operations, comprehensive loss, stockholders’ equity and cash flows of the Company and its subsidiaries as of and for the six-month periods ending June 30, 2025 and 2024, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “Interim Financial Statements”) and (b) as soon as reasonably practicable, deliver to Inflection Point any other audited or unaudited financial statements of the Company and its subsidiaries that are required by applicable law to be included in the proxy statement/prospectus.

The Financial Statements and the Interim Financial Statements were not delivered until January 5, 2026. Pursuant to the Business Combination Agreement, the only consequence of this delay is that, solely with respect to Air Water’s right to terminate the Business Combination Agreement, the “Outside Date” shall automatically be extended by one (1) calendar day for every calendar day after October 31, 2025 that the PCAOB Financial Statements or the Interim Financial Statements were not delivered. As a result, solely with respect to Air Water’s right to terminate the Business Combination Agreement, the “Outside Date” is extended to October 30, 2026.

Other Covenants of Inflection Point

Pursuant to the Business Combination Agreement, Inflection Point has agreed, among other things, that during the Interim Period, Inflection Point will keep current and timely file all of its public filings with the SEC (after giving effect to all applicable extension periods) and otherwise comply in all material respects with applicable securities Laws and shall use commercially reasonable efforts to ensure that Inflection Point remains listed as a public company on, and for the Inflection Point Securities to remain listed on, Nasdaq. Prior to the Closing Date, Inflection Point shall cooperate with the other parties and use reasonable best efforts to take such actions as are reasonably necessary or advisable to cause the Inflection Point Securities to be delisted from Nasdaq and deregistered under the Exchange Act with such delisting and deregistration effective as soon as practicable following the Closing.

Joint Covenants

Pursuant to the Business Combination Agreement, the parties have agreed, among other things, to:

•        During the Interim Period, each party shall give prompt notice to the other parties if such party or its affiliates: (a) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging that the consent of such third party is required in connection with the Business Combination or (b) discovers any fact or circumstance that, or becomes aware of the occurrence of any event the occurrence of which, would cause or would reasonably be expected to cause or result in any of the conditions to closing not being satisfied or the satisfaction of those conditions being materially delayed. No such notice shall constitute an acknowledgement or admission by the party providing the notice regarding whether or not any of the conditions to closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in the Business Combination Agreement have been breached; and

•        Each of Inflection Point, the Company and PubCo will use its commercially reasonable efforts to cause (a) PubCo’s initial listing application(s) with Nasdaq in connection with the Business Combination to have been approved, (b) PubCo to satisfy all applicable initial listing requirements of Nasdaq and (c) the PubCo Ordinary Shares issuable in accordance with the Business Combination Agreement to be approved for listing on Nasdaq, subject to official notice of issuance, in each case prior to the Closing Date.

•        The parties shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under the Business Combination Agreement, the Ancillary Documents and applicable Laws to consummate the Business Combination as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings (including any tax filings).

•        In the event that any action related to the Business Combination Agreement or the Business Combination is brought, or, to the Knowledge of Inflection Point, on the one hand, or PubCo and the Company, on the other hand, threatened, against such party or its board of directors by any of its shareholders prior to the Closing, such party shall promptly notify the other party of any such action and keep the other party reasonably informed with respect to the status thereof. Each of Inflection Point, on the one hand, and PubCo and the Company, on the other hand, shall provide the other party the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such action shall give due consideration to such party’s advice with respect to such Action and shall not settle or agree to settle any such action without the prior written consent of such party, such consent not to be unreasonably withheld, conditioned or delayed.

•        Each of the Company and Inflection Point shall use, and shall cause its affiliates to use their, commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the PIPE Investment, including using its, and causing its affiliates to use their, commercially reasonable efforts to (a) enforce its or their rights under the Subscription Agreements, (b) cause the PIPE Investors to pay to (or as directed by) the Company, the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms and (c) satisfy their obligations under each PIPE Investors’ applicable Subscription Agreement and the conditions of closing contained in each PIPE Investor’s applicable Subscription Agreement. The Company will not amend the Subscription Agreements or waive any provision thereto in any manner that is materially and disproportionately adverse to Inflection Point without the prior written consent of Inflection Point.

Exclusivity

Each party to the Business Combination Agreement has agreed that during the Interim Period, each party will not, and shall cause its representatives not to, without the prior written consent of the Company or Inflection Point, as applicable, directly or indirectly, (i) solicit, initiate or knowingly facilitate or assist the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal (as defined in the Business Combination Agreement), (ii) furnish any non-public information regarding such party or its affiliates (or, with respect to the Company, its Subsidiaries) or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any person or group (other than a party to the Business Combination Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any person or group with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement in furtherance of any Acquisition Proposal, or (vi) release any third party from, or waive any provision of, any confidentiality agreement to which such party is a party. Each party will notify the others as promptly as practicable (and in any event within forty-eight (48) hours)

orally and in writing of the receipt by such party or any of its representatives of any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that would reasonably be expected to result in an Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each party to the Business Combination Agreement will keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each party will, and will cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any person with respect to any Acquisition Proposal and will, and will direct its representatives to, cease and terminate any such solicitations, discussions or negotiations.

Conditions to Closing

The respective obligations of each party to consummate the Business Combination, including the Merger, are subject to the satisfaction, or written waiver (where permissible), by the Company and Inflection Point, as applicable, of the following conditions:

•        the Required Shareholder Approval shall have been obtained;

•        the Company Shareholder Approval shall have been obtained;

•        the absence of any law or governmental order, inquiry, proceeding or other action that has the effect of making the Business Combination illegal or that would prohibit the Business Combination;

•        if applicable, the HSR waiting period has expired or been terminated;

•        the PubCo Ordinary Shares (including those to be issued pursuant to the Business Combination Agreement and the PIPE Subscription Agreements) having been approved for listing on Nasdaq, subject only to official notice thereof; and

•        the Registration Statement (and any amendments and supplements) shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC that remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and not withdrawn;

Conditions to the Obligations of the Company, PubCo, Merger Sub and the Company Shareholders

The obligations of the Company and the Company Shareholders to consummate the Business Combination are subject to the satisfaction, or written waiver (by the Company, where permissible) of the following conditions:

•        the representations and warranties of Inflection Point and Merger Sub being true and correct as determined in accordance with the Business Combination Agreement;

•        Inflection Point having performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under the Business Combination Agreement to be performed or complied with by it on or prior to the Closing Date;

•        Inflection Point having delivered to the Company a certificate dated as of the Closing Date, signed by an officer of Inflection Point, certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement;

•        no Material Adverse Effect shall have occurred with respect to Inflection Point that is continuing and uncured;

•        Inflection Point having made all necessary and appropriate arrangements with the trustee to have all of the funds held in the Trust Account disbursed to Inflection Point on the Closing Date, and all such funds released from the Trust Account be available to the surviving company of the First Merger; and

•        the Ancillary Documents required to be executed by Inflection Point according to the Business Combination Agreement at or prior to the Closing Date shall have been executed and delivered to the Company.

Conditions to the Obligations of Inflection Point

The obligations of Inflection Point to consummate the Business Combination are subject to the satisfaction, or written waiver (by Inflection Point where permissible) of the following conditions:

•        the representations and warranties of the Company and PubCo, as applicable, being true and correct as determined in accordance with the Business Combination Agreement;

•        each of the Company and PubCo having performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under the Business Combination Agreement to be performed or complied with by them on or prior to the Closing Date;

•        the Company having delivered to Inflection Point a certificate dated as of the Closing Date, signed by each of the Company and PubCo, certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement but in each case, solely with respect to themselves;

•        no Material Adverse Effect shall have occurred with respect to the Company that is continuing and uncured;

•        the Ancillary Documents required to be executed by the Company and PubCo according to the Business Combination Agreement at or prior to the Closing Date shall have been executed and delivered to Inflection Point; and

•        All of the indebtedness due and outstanding under certain contracts listed in the Company Disclosure Schedules shall have been discharged in full.

Termination

The Business Combination Agreement may be terminated and the Business Combination may be abandoned at any time prior to the Closing Date, notwithstanding receipt of any requisite approval and adoption of the Business Combination Agreement and the Business Combination by the shareholders of Inflection Point or any party, as follows:

•        by mutual written consent of Inflection Point and the Company;

•        by written notice by either Inflection Point or the Company if any of the closing conditions set forth in the Business Combination Agreement have not been satisfied or waived by August 25, 2026 (the “Outside Date”); provided, however, that the Business Combination Agreement may not be terminated under such provision of the Business Combination Agreement by or on behalf of any party that either directly or indirectly through its affiliates (or with respect to Air Water, Air Water Shareholders or PubCo) is in breach or violation of any representation, warranty, covenant or obligation contained therein, with such breach or violation being the principal cause of the failure of a condition set forth in the Business Combination Agreement on or prior to the Outside Date; provided, further, that the Outside Date shall automatically be extended by one (1) calendar day for each day after October 31, 2025 that the PCAOB Financial Statements or the Interim Financial Statements are not delivered by Air Water to Inflection Point in accordance with the terms of the Business Combination Agreement;

•        by written notice by either Inflection Point or Air Water if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the Business Combination illegal or otherwise prohibiting the transactions contemplated by the Business Combination Agreement, and such order or other action has become final and non-appealable; provided, however, that the right to terminate the Business Combination Agreement pursuant to such section will not be available to a party if the failure by such party or its affiliates (or with respect to Air Water, Air Water Shareholders or PubCo) to comply with any provision of the Business Combination Agreement was the principal cause of such order, action or prohibition;

•        by written notice by Air Water to Inflection Point upon a breach of any representation, warranty, covenant or agreement on the part of Inflection Point set forth in the Business Combination Agreement, or if any representation or warranty of Inflection Point becomes untrue or inaccurate, in any case such that the related closing conditions contained in the Business Combination Agreement are not satisfied, subject to customary exceptions and cure rights;

•        by written notice by Inflection Point to Air Water upon a breach of any representation, warranty, covenant or agreement on the part of Air Water or PubCo set forth in the Business Combination Agreement, or if any representation or warranty of such parties becomes untrue or inaccurate, in any case such that the related closing conditions contained in the Business Combination Agreement are not satisfied, subject to customary exceptions and cure rights;

•        by written notice by Air Water to Inflection Point if Inflection Point or the Inflection Point Securities are no longer listed on Nasdaq or another national securities exchange;

•        by written notice by either Inflection Point or Air Water if the extraordinary general meeting of shareholders is held and has concluded, Inflection Point shareholders have duly voted, and the Required Shareholder Approval is not obtained; or

•        by written notice by Inflection Point to Air Water if Air Water Shareholder Approval is not obtained within ten (10) Business Days after the Registration Statement Effective Date (subject to certain conditions).

Fees and Expenses

Subject to the terms and conditions of the Business Combination Agreement, unless otherwise provided in the Business Combination Agreement, the fees and expenses incurred in connection with the Business Combination Agreement will be paid by the party incurring such fees or expenses. However, if the Business Combination Agreement is terminated in accordance with its terms, Company will pay, or cause to be paid, all unpaid Company Transaction Expenses and Inflection Point will pay, or cause to be paid, all unpaid Inflection Point transaction expenses. If the Closing occurs, then PubCo will pay, or cause to be paid, all unpaid Company and Inflection Point transaction expenses as of such time.

Governing Law

The Business Combination Agreement is governed by and construed in accordance with the laws of the State of Delaware applicable to contracts executed in and performed in the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof, except to the extent that the laws of the Cayman Islands are mandatorily applicable.

Amendments

The Business Combination Agreement may be amended or modified only by a written agreement executed by Inflection Point and the Company.

Ancillary Documents

Inflection Point and the Company have entered into or will enter into certain additional agreements pursuant to the Business Combination Agreement, certain of which are summarized below. For additional information, see “Ancillary Documents.”

Company Support Agreement

Concurrently with the execution of the Business Combination Agreement, Inflection Point entered into Company Support Agreements with the Air Water, PubCo and certain shareholders of Air Water (collectively, the “Supporting Shareholders”), pursuant to which each Supporting Shareholder has agreed to, among other things, (i) vote Company Ordinary Shares held by such Supporting Shareholder (together with any other equity securities thereafter acquired by such Supporting Shareholder the “Company Subject Securities”) in favor of the Business Combination Agreement and the transactions contemplated thereby, (ii) be bound by certain other covenants and agreements related to the Business Combination, (iii) be bound by certain transfer restrictions with respect to the Company Subject Securities and (iv) waive its dissenter rights under Section 238 of the Companies Act and any other similar statute.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, Sponsor has entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with Inflection Point, PubCo and Air Water, pursuant to which Sponsor has agreed to, among other things, (i) vote the Inflection Point Class B Ordinary Shares and the Private Placement

Shares held by Sponsor (together with any other equity securities thereafter acquired by Sponsor, the “Sponsor Subject Securities”) in favor of the Required Shareholder Approval at any meeting of Inflection Point shareholders to be called for approval of the Business Combination, (ii) waive its anti-dilution rights in the Inflection Point Organizational Documents, (iii) waive its dissenter rights under Section 238 of the Companies Act and any other similar statute, (iv) be bound by certain other covenants and agreements related to the Business Combination and (v) be bound by certain transfer restrictions with respect to the Sponsor Subject Securities, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement. The Sponsor Support Agreement also provides that Sponsor has agreed irrevocably to waive its redemption rights in connection with the consummation of the Business Combination with respect to any Sponsor Subject Securities they may hold.

Lock-Up Agreements

In connection with the Closing, each holder of Company Ordinary Shares as of immediately prior to the Second Merger Effective Time will each enter into a Company Shareholder Lock-Up Agreement providing that each holder of Company Ordinary Shares will not, subject to certain customary exceptions, transfer its Restricted Securities (as defined in the Company Shareholder Lock-Up Agreements) during the period commencing from the Closing Date until the earlier of (i) six months after the Closing or (ii) the date following the Closing on which PubCo completes a liquidation, merger, share exchange, reorganization or other similar transaction in which all of its shareholders have the right to exchange their ordinary shares for cash, securities or other property.

In connection with the Closing, the Sponsor and the Inflection Point Insiders will enter into the Sponsor Lock-Up Agreement providing that Sponsor and the Inflection Point Insiders will not, subject to certain customary exceptions, transfer (i) the General Restricted Securities (as defined below) during the period commencing from the Closing Date until the date that is the earlier of (x) six months after the Closing and (y) the date following the Closing on which PubCo completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property or (ii) the Private Placement Restricted Securities (as defined below) during the period commencing from the Closing Date until the date that is the earliest of (x) 30 days after the Closing and (y) the date following the Closing on which PubCo completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property. For purposes of the Sponsor Lock-Up Agreement, (a) “Private Placement Restricted Securities” means the PubCo Ordinary Shares issued to the Sponsor pursuant to the Business Combination Agreement in exchange for the 500,000 units consisting of one Inflection Point Class A Ordinary Share and one right to receive one-tenth of one Inflection Point Class A Ordinary Share upon Closing following the unit separation (together with any dividends or distributions with respect to such securities or into which such securities are changed or exchanged or which are received in any recapitalization, share exchange, share conversion or similar transactions), and (b) “General Restricted Securities” means the PubCo Ordinary Shares issued to the Sponsor or the Inflection Point Insiders in exchange for Inflection Point Class A Ordinary Shares received by Sponsor or the Inflection Point Insiders upon conversion of Inflection Point Class B Ordinary Shares, pursuant to the terms of the Business Combination Agreement (together with any dividends or distributions with respect to such securities or into which such securities are changed or exchanged or which are received in any recapitalization, share exchange, share conversion or similar transactions).

New Registration Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, PubCo, certain Air Water equityholders, Sponsor, IPF, and the other parties signatory thereto will enter into the New Registration Rights Agreement, pursuant to which PubCo will agree to register for resale certain Registrable Securities that are held by the parties thereto from time to time. Pursuant to the New Registration Rights Agreement, among other things, PubCo will agree to file a shelf registration statement registering the sale or resale of all of the Registrable Securities (as defined in the New Registration Rights Agreement) no later than 30 days after the Closing Date. Pursuant to the New Registration Rights Agreement, PubCo will also provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The New Registration Rights Agreement also provides that PubCo will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities.

Company Series A Preferred Shares Subscription Agreements

In connection with the transactions contemplated by the Business Combination Agreement, on July 25, 2025 Air Water UK entered into the Pre-Signing Subscription Agreement, dated as of July 25, 2025, with IPF, pursuant to which, among other things, IPF subscribed for and purchased from Air Water UK 607 Air Water UK Series A Shares, for aggregate consideration of approximately $4 million (the “Pre-Signing PIPE Investment”). The proceeds from such Subscription Agreement were used by Air Water UK to complete the repurchase of certain shares from Mr. Alexander David Guy, Ms. Kirsty Guy (Mr. Guy’s spouse), AKP AG (a company affiliated with Mr. Guy) and Mr. Robert Bain, as further described in the section entitled “Related Party Transactions — Air Water Relationships and Related Party Transactions — Share Repurchase Agreements”. Subsequently, on August 17, 2025, the shareholders of Air Water UK (including IPF) exchanged 100% of their shares in Air Water UK for an allotment of shares in the Company as part of an internal reorganization.

On August 25, 2025, in connection with the transactions contemplated by the Business Combination Agreement, the Company entered into (i) the Pre-Funded PIPE Subscription Agreement with IPF, an affiliate of Inflection Point and the Pre-Funded PIPE Investors, pursuant to which the Pre-Funded PIPE Investors have agreed to purchase approximately $28.5 million of the Company’s Series A1 Preferred Shares and Company Warrants, which transactions have been consummated concurrently with the execution of the Business Combination Agreement and (ii) a subscription agreement with certain investors identified on the signature pages thereto, pursuant to which the Closing PIPE Investors have agreed to purchase approximately $31 million of Company Series A Preferred Shares and Company Warrants, which transactions will be consummated immediately prior to the Second Merger Effective Time.

On March 19, 2026, the Company entered into (i) the Pre-Funded PIPE Subscription Agreement with Tau Capital pursuant to which Tau Capital purchased $5.0 million of Company Series A Preferred Shares and Company Warrants, and (ii) the Closing PIPE Subscription Agreements with additional Closing PIPE Investors, pursuant to which the Closing PIPE Investors have agreed to purchase approximately $15.0 million of Company Series A Preferred Shares and Company Warrants, which transactions will be consummated immediately prior to the Second Merger Effective Time. Further, on May 25, 2026 and June 5, 2026, the Company entered into additional Pre-Funded PIPE Subscription Agreements pursuant to which a certain PIPE Investor and IPF agreed to purchase $7.5 million and $5.0 million, respectively, of Company Series A Preferred Shares and Company Warrants. As of July 2, 2026, the Company has received, or will receive, a total of $96.0 million in committed proceeds from PIPE Investors in the PIPE Investment, consisting of (i) $4.0 million received from the Pre-Signing PIPE Investment, (ii) $46.0 million received from the Pre-Funded PIPE Investment and (iii) $46.0 million to be received from the Closing PIPE Investment. The Closing PIPE Investment includes $1.0 million of fixed return payable under a facility agreement entered into between Air Water UK and a Closing PIPE Investor that will be converted into PubCo Series A Investor Warrants at closing of the Business Combination.

The Company’s Series A1 Preferred Shares and the Company’s Series A2 Preferred Shares are collectively referred to as the “Company Series A Preferred Shares.” The Subscription Agreements include customary representations and warranties from the Company and the PIPE Investors and customary closing conditions. The Subscription Agreements also include customary covenants and agreements related to transfer restrictions and indemnification. In addition, PubCo and the PIPE Investors will enter into registration rights agreements providing for customary registration rights for the Registrable Securities (as defined therein).

At the Second Merger Effective Time, each Company Series A Preferred Share that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into the right to receive a number of PubCo Series A Preferred Shares equal to (i) the aggregate Accrued Value attributable to such Company Series A Preferred Share divided by (ii) $1,000.00.

At the Second Merger Effective Time, each Company Warrant that is issued and outstanding immediately prior to the Second Merger Effective Time that was issued pursuant to a Pre-Funded PIPE Subscription Agreement or Closing PIPE Subscription Agreement will be converted into the right to receive a PubCo Series A Investor Warrant exercisable for a number of PubCo Ordinary Shares equal to (x) the number of Company Ordinary Shares issuable upon conversion of the applicable Pre-Funded PIPE Investor’s or Closing PIPE Investor’s Company Series A Preferred Shares upon a hypothetical conversion of such Company Series A Preferred Shares immediately prior to the Second Merger multiplied by (y) the Exchange Ratio.

The PubCo Series A Preferred Shares to be issued to PIPE Investors pursuant to the terms of the Subscription Agreements will have the terms as further outlined in the PubCo A&R Articles. For additional information regarding PubCo A&R Articles and appliable Cayman law, see “Description of PubCo Securities”.

Transfer Restrictions

The Business Combination Agreement contemplates that, at the Closing, PubCo, the Sponsor and the Inflection Point Insiders will enter into a Sponsor Lock-Up Agreement, and PubCo and the Company Shareholders will enter into the Company Shareholder Lock-Up Agreement, pursuant to which the parties thereto will agree to restrictions on transfer with respect to their shares of PubCo Ordinary Shares. An aggregate of 28,457,533 PubCo Ordinary Shares are anticipated to be subject to such transfer restrictions, representing 64.8% of the total issued and outstanding shares of PubCo Ordinary Shares following the Business Combination, assuming the 50% Redemption Scenario. The Sponsor Lock-Up Agreement will supersede the lock-up provisions set forth in the Letter Agreement, which provisions will be of no further force or effect as of the Closing.

The transfer restrictions contained in the Sponsor Lock-Up Agreement and the Company Shareholder Lock-Up Agreement are summarized in the table below:

Subject Securities	Natural Persons and Entities Subject to Restrictions	Lock-Up Period	Exceptions to Transfer Restrictions

8,433,333 PubCo Ordinary Shares, to be issued to the Sponsor upon conversion of 8,433,333 Inflection Point Class A Shares the Sponsor received upon conversion of 8,433,333 Founder Shares in connection with the Closing.

Sponsor and Inflection Point Insiders

During the period commencing from the Closing Date until the earlier of (i) six months after the Closing or (ii) the date following the Closing on which PubCo completes a liquidation, merger, share reconstruction or amalgamation, reorganization or other similar transaction in which all of its shareholders have the right to exchange their shares for cash, securities or other property.

Permitted transfers(1)
550,000 PubCo Ordinary Shares to be issued to the Sponsor upon the conversion of securities underlying the 500,000 Private Placement Units held by the Sponsor.	Sponsor and Inflection Point Insiders

From the Closing Date until the date that is the earliest of (x) 30 days after the Closing and (y) the date following the Closing on which PubCo completes a liquidation, merger, share reconstruction or amalgamation, share exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Permitted transfers(1)
19,474,200 PubCo Ordinary Shares held immediately after the Closing.	Company Holders

During the period commencing from the Closing Date until the earlier of (i) six months after the Closing or (ii) the date following the Closing on which PubCo completes a liquidation, merger, share reconstruction or amalgamation, reorganization or other similar transaction in which all of its shareholders have the right to exchange their shares for cash, securities or other property.

Permitted transfers(1)

__________

(1)     The Sponsor Lock-Up Agreement and the Company Shareholder Lock-Up Agreement will not restrict the following transfers: (i) to PubCo’s officers or directors, any affiliates or immediate family members of any of PubCo’s officers or directors, in the case of the Sponsor or the Inflection Point Insiders, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor or the Company Shareholders (as applicable), or any employees of such affiliates; (ii) in the case of an individual, to any immediate family members of such individual; (iii) to any investment funds or vehicles controlled or managed by the securityholder or any of its affiliates; (iv) by gift to a trust, the beneficiary of which is a Person to whom a transfer would be permitted under clause (i) above, or to a charitable organization; (v) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (vi) in the case of an individual, pursuant to a qualified domestic relations order; (vii) in the case of an individual, to a partnership, limited liability company or other entity of which such individual and/or the family members of such individual are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (viii) to a nominee or custodian of a person to whom a transfer would be permitted under clause (i) above; (ix) pursuant to any legal, regulatory or other order; (x) in the case of an entity that is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (xi) in the case of an entity, as part of a distribution to members, partners, shareholders or equityholders of the entity; (xii) by virtue of the laws of an entity’s jurisdiction of incorporation or organization, an entity’s organizational documents or the rights attaching to the equity interests in the entity upon dissolution of such entity; (xiii) in connection with the exercise of any options, warrants or other convertible securities to purchase PubCo Ordinary Shares (which exercises may be effected on a cashless basis to the extent the instruments representing such options or warrants permit exercises on a cashless basis) to the extent that any PubCo Ordinary Shares issued upon such exercise are subject to the applicable restrictions that applied to exercised or converted securities; (xiv) in the case of an entity, to satisfy tax withholding obligations in connection with such entity’s equity incentive plans or arrangements; (xv) in connection with any bona fide mortgage, pledge or encumbrance to a financial institution, as collateral or security in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof; (xvi) in connection with a transfer pursuant to a bona fide third party tender offer, merger, consolidation, liquidation, share exchange or other similar transaction made to all holders of PubCo Ordinary Shares involving a change of control of PubCo or which results in all of the holders of PubCo Ordinary Shares having the right to exchange their PubCo Ordinary Shares for cash, securities or other property subsequent to the consummation of such transaction; (xvii) the entry, by the securityholder, at any time on or after the Closing Date, of any trading plan providing for the sale of Restricted Securities, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any Restricted Securities during the applicable lock-up period and no public announcement or filing is voluntarily made or required regarding such plan during the applicable lock-up period; and (xviii) to satisfy any U.S. federal, state, or local income tax obligations of a securityholder (or its direct or indirect owners) arising from a change in the Code, or the U.S. Treasury Regulations promulgated thereunder (the “Treasury Regulations”) after the date on which the Business Combination Agreement was executed by the parties, and such change prevents the Business Combination from qualifying as a “reorganization” pursuant to Section 368 of the Code (and the Business Combination does not qualify for similar tax-free treatment pursuant to any successor or other provision of the Code or Treasury Regulations taking into account such changes), in each case solely and to the extent necessary to cover any tax liability as a direct result of the transaction; provided, that in each of clauses (i) through (xii) and (xv), the transferee must enter into a written agreement in substantially the same form as the Sponsor Lock-Up Agreement or Company Shareholder Lock-Up Agreement, as applicable, agreeing to be bound by the terms of the applicable restrictions under the Sponsor Lock-Up Agreement or Company Shareholder Lock-Up Agreement, as applicable (unless the transferee is PubCo). If dividends are declared and payable on the Restricted Securities, such dividends will also be Restricted Securities subject to the applicable restrictions under the Sponsor Lock-Up Agreement or Company Shareholder Lock-Up Agreement, as applicable.

Background of the Business Combination

Inflection Point Acquisition Corp. III (“Inflection Point,” “we,” “our,” or “us”) is a blank check company incorporated on January 31, 2024 for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination, with one or more businesses or entities. Our management team and board of directors sought to identify businesses that could benefit from access to the public capital markets and from our strategic, operational, and governance expertise, with the objective of creating long-term value for our shareholders.

From our IPO through the signing of the Business Combination Agreement with Air Water, our team evaluated several potential business combination targets across a range of industries. We entered into confidentiality agreements with four of these targets to facilitate the exchange of due diligence information and held substantive discussions with each regarding their businesses, markets, growth prospects, and potential transaction structures. We submitted non-binding letters of intent to two of these parties and engaged in advanced negotiations, ultimately culminating in our decision to pursue a transaction with Air Water.

Air Water is a technology-driven water generation and beverage company. The company’s proprietary atmospheric water generation systems produce premium drinking water directly from air humidity, with installations ranging from large-scale production facilities to on-premise dispensing systems in high-traffic venues. Air Water’s business model combines equipment sales and placements with branded consumer packaged goods, and its management team has a proven track record in scaling beverage distribution, branding, and manufacturing operations.

In the judgment of Inflection Point’s management and board of directors, Air Water met our acquisition criteria due to its combination of advanced technology, scalable operating model, exposure to both the beverage and sustainable water sectors, and potential for growth through geographic expansion, strategic partnerships, and new customer verticals. In addition, Air Water’s transaction size and financing needs were well-suited to our ability to arrange complementary private investment in public equity (“PIPE”) financing.

The following chronology summarizes the principal contacts, diligence sessions, negotiations, and other material events in the evaluation of and negotiations with Air Water. This summary does not purport to describe every conversation among the parties and their advisors but sets forth the key developments in the process.

On May 13, 2025, Inflection Point was introduced to Air Water by Jett Capital Advisors (“Jett”).

On May 14, 2025, Kevin Shannon held an introductory call with Air Water management and investors, including Pete Carr, Chief Executive Officer; Ryan Bibbo, Chief Operating Officer; Andrea Mollica, representative of Tau Capital, Air Water’s principal investor; Bert Miller, director of Air Water UK; and representatives of Jett, investment banker to Air Water. Kevin Shannon subsequently executed an NDA on behalf of Inflection Point.

On May 20, 2025, Inflection Point received initial access to Air Water’s data room.

On May 21, 2025, Messrs. Carr, Mollica, Bibbo, and Miller met Messrs. Blitzer and Shannon at Mr. Miller’s office at Protis Global in Florida, followed by a group dinner.

On May 22, 2025, Messrs. Carr, Bibbo, and Mollica hosted Messrs. Blitzer and Shannon for a tour of a bottling site in Florida, where the parties sampled water from a smaller machine and observed installation work on 3000-series machines intended for Miami HEAT packaging. That same day, Mr. Shannon held a separate call with a representative of Jett to debrief on the meeting and request an updated financial model.

On May 28, 2025, Inflection Point received updated data room access, including a revised financial model from Mr. Mollica reflective of the most recent business plan to focus on growth in U.S. consumer packaged water. The updated financial model differed from prior versions circulated primarily by (i) increasing the relative contribution of U.S. consumer packaged water sales, (ii) reducing projected revenue from AWG machine sales, (iii) incorporating a U.S. based water farm, canning, and bottling facility that was assumed to become operational in the second quarter of 2026, and (iv) reflecting updated assumptions regarding capital expenditures, consumer pricing, and operating costs associated with the U.S.-focused strategy. Newtyn Management executed an NDA to learn more about the opportunity.

On June 2, 2025, Inflection Point submitted an initial LOI to Air Water. The initial LOI provided for (i) a base equity value of $300 million based on the revised financial model, (ii) an earnout of up to 20 million shares, with the earnout vesting in four tranches as follows: (a) 5 million shares would vest upon the earlier of an award of a $100M+ Federal Emergency Management Agency or U.S. Department of Defense contract or Annual EBITDA exceeding $10 million in a calendar year, (b) 5 million additional shares would vest upon annual EBITDA exceeding $25 million in a calendar year, (c) 5 million additional shares would vest upon annual EBITDA exceeding $50 million in a calendar year and (d) 5 million additional shares would vest upon annual EBITDA exceeding $100 million in a calendar year, with an earnout period of five years beginning on the first anniversary of closing, (iii) financing of $25 million from an affiliate of the Sponsor, with a target of raising $50-75 million in total, including a target of $25 million funded at the signing of a definitive agreement, half to be provided by affiliates of the Sponsor and half to be provided by a strategic investor to be identified, and a commitment for affiliates of the Sponsor to fund $7.5 million at the signing of a definitive agreement, (iv) a declassified post-closing board of directors in a size to be mutually agreed, including two directors designated by Inflection Point, and (v) a customary exclusivity provision prohibiting Air Water from pursuing other transactions.

On June 3, 2025, Messrs. Carr, Bibbo, Miller, Mollica, and representatives of Jett held a call with Messrs. Blitzer and Shannon to review the LOI and provide business updates, including customer traction and developments from Messrs. Bibbo and Carr’s recent trip to Dubai.

On June 5, 2025, Jett, on behalf of Air Water, sent Inflection Point an updated LOI. The principal changes reflected in this updated LOI were: (i) increasing the size of the Earnout from 20 million shares to 30 million shares, (ii) proposing that 10 million Earnout Shares would vest upon the sum of actual revenue and contracts for future revenue exceeding $100 million, an additional 10 million Earnout Shares would vest upon the sum of actual revenue and contracts for future revenue exceeding $200 million, an additional 5 million Earnout Shares would vest upon satisfaction of $20.00 trading price for twenty out of thirty trading days, and an additional 5 million Earnout Shares would vest upon annual

EBITDA exceeding $25 million in a calendar year, (iii) revised the earnout period to begin upon Closing, (iv) a request for a carve-out from the exclusivity provision to permit Air Water’s ongoing investment discussions, and (v) included mutual exclusivity from Inflection Point.

On June 6, 2025, Messrs. Blitzer and Shannon held a call with representatives of Barclays to discuss Airjoule, a publicly traded company that, while focused on industrial applications rather than consumer-branded water products, is considered a relevant comparable for Air Water given its similar size and recent public listing via a SPAC.

Also on June 6, 2025, Mr. Shannon held a call with Mr. Mollica and a representative of Jett to discuss the LOI structure and earnout provisions.

On June 7, 2025, Inflection Point sent Air Water an updated LOI incorporating restructured earnouts and a PIPE term sheet. In particular, the updated LOI included the following principal changes: (i) providing that the Earnout would be shared by all existing shareholders of Air Water as of immediately prior to Closing; and (ii) revising the Earnout Triggers to provide for the four tranches of 7.5 million Earnout Shares to vest upon the occurrence of Triggering Event I, Triggering Event II, Triggering Event III and Triggering Event IV, respectively. The PIPE term sheet outlined the terms of the Series A Preference Shares and the PubCo Series A Investor Warrants, made provisions for a 15% purchase discount for investors who invested in Air Water prior to Closing, and included a commitment from IPF of at least $7.5 million.

On June 8, 2025, Messrs. Denkin, Levy, and Hoffman, along with Messrs. Blitzer and Shannon, attended an Audit Committee meeting to confirm the choice to proceed with Air Water over an alternative target. Later that day, the LOI and PIPE term sheet were fully executed by all parties.

Between June 9, 2025 and June 17, 2025, Inflection Point brought a small group of prospective investors under non-disclosure agreement to facilitate their review of a potential investment in Air Water or the combined company.

On June 10, 2025, Messrs. Carr, Miller, Mollica, Bibbo, and representatives of Jett met in person at Cantor with Messrs. Blitzer and Shannon, and representatives of Cantor, to pitch several sponsor-associated investors under NDA. That evening, Messrs. Carr, Miller, Mollica, Bibbo, Blitzer and Shannon continued to discuss the transaction over dinner in New York.

Between June 11, 2025 and June 30, 2025, Air Water and Inflection Point collectively pitched a number of prospective PIPE investors, engaged in diligence processes with those investors and discussed proposed terms of a PIPE investment.

On June 16, 2025, Mr. Mollica spoke with Mr. Shannon regarding feedback from initial PIPE calls, plans to raise additional capital, a business update, and diligence trip timing.

On June 26, 2025, Messrs. Bibbo and Carr joined Messrs. Blitzer, Shannon, Hoffman, and Denkin for a board call to further vet the opportunity.

On June 27, 2025, Mr. Mollica also held a process call with Messrs. Blitzer and Shannon regarding the Business Combination Agreement, FPI status for the F-filing, audits, the agenda for the Dubai diligence trip, and the PIPE status. Also on June 27, 2025, White & Case delivered an initial draft of the Business Combination Agreement to Morgan Lewis.

Between late June and early-August, Inflection Point, Air Water and their respective counsels negotiated the proposed structure for the Business Combination and related investments. Key points negotiated included: (i) the overall structure of the Transactions, including with respect to the Mergers, (ii) certain tax considerations with respect to such structure, (iii) the timing of the Share Exchange, the Pre-Signing PIPE Investment, the Pre-Funded PIPE Investment and the Closing PIPE Investment, and (iv) the mechanics of the Share Repurchase Agreements and the Share Exchange.

Between July 1, 2025 and July 25, 2025, representatives of Morgan Lewis and Ogier, on behalf of Air Water, and representatives of White & Case and Conyers, on behalf of Inflection Point, exchanged drafts of a subscription agreement, amended and restated shareholders’ agreement, articles of association of Air Water UK and certain other documents related to the Pre-Signing PIPE Investment. Key items negotiated included: (i) the structure of the proposed investment and related tax considerations, (ii) the representations and warranties by Air Water UK in the Pre-Signing Subscription Agreement, (iii) the conversion price of the Air Water UK Series A Shares, (iv) whether and on what terms there would be anti-dilution and other adjustments to the conversion price of the Air Water UK Series A Shares; the terms of protective provisions in favor of the Air Water UK Series A Shares, and (v) the warrant coverage to be provided in respect of the Pre-Signing PIPE Investment upon the Share Exchange.

On July 2 and July 3, 2025, Inflection Point held calls with potential fairness opinion providers.

On July 7, 2025, Newbridge executed an NDA in connection with its fairness opinion engagement.

Between July 7, 2025 and the afternoon of August 24, 2025, representatives of Morgan Lewis and representatives of White & Case exchanged incremental drafts of the Business Combination Agreement.

On July 9, 2025, Messrs. Mollica, Blitzer, and Shannon visited Air Water’s facilities in Dubai and Abu Dhabi, including the main bottling plant and a smaller installation at the Fairmont in Abu Dhabi. That evening, Messrs. Mollica, Blitzer, and Shannon were joined by Mr. Murray of Tau Capital for dinner.

On July 9, 2025, representatives of White & Case and representatives of Morgan Lewis had a call to discuss the potential structure of the Business Combination.

On July 11, 2025, Messrs. Ghaffarian, Denkin, Levy, and Hoffman participated in a board meeting to select a fairness opinion provider, ultimately designating Mr. Hoffman to review potential providers before coming to a decision.

Between July 11, 2025 and August 24, 2025, representatives of Morgan Lewis and representatives of White & Case, after consultations with Air Water and Inflection Point, respectively, exchanged drafts of the Business Combination Agreement. Key items negotiated in the Business Combination Agreement included: (i) the overall structure of the Transactions, including with respect to the Mergers, (ii) the treatment of the securities of each of Air Water and Inflection Point in the Business Combination, (iii) the Triggering Events and the allocation of the Earnout Shares amongst Air Water’s securityholders, (iv) representations and warranties of Air Water to be made to Inflection Point and the exceptions and qualifications thereto, (v) covenants related to the preparation and delivery of financial statements for Air Water, (vi) various tax provisions, (vii) payoff of certain indebtedness of Air Water in connection with Closing, and (viii) various provisions related to the Pre-Signing PIPE Investment, the Pre-Funded PIPE Investment and the Pre-Closing PIPE Investment.

On July 14, 2025, Mr. Hoffman and Mr. Shannon conducted interviews of several fairness opinion providers.

On July 15, 2025, representatives of White & Case, Messrs. Hoffman, Denkin, Levy, Shannon, and Ondishin held an Audit Committee meeting to approve the engagement of Newbridge for the fairness opinion, which was approved.

On July 16, 2025, Messrs. Carr, Bibbo, Miller, and Mollica held an update call with Messrs. Blitzer and Shannon to share that Southern Glazer’s Wine & Spirits intended to invest in the PIPE, was likely to have a representative join Air Water’s Board, and would enter into a strategic distribution agreement.

On July 18, 2025, Inflection Point sent the financial model to the board, the fairness opinion provider and certain prospective investors.

On July 21, 2025, representatives of White & Case and representatives of Morgan Lewis had a call to discuss the Business Combination Agreement and the potential structure of the Business Combination.

Between July 21, 2025 and the afternoon of August 21, 2025, representatives of Morgan Lewis and representatives of White & Case exchanged incremental drafts of the Inflection Point Disclosure Schedules.

On July 22, 2025, Messrs. Carr, Bibbo, Mollica, Miller, and representatives of Jett and Morgan Lewis, together with White & Case and Messrs. Shannon and Blitzer, held the first weekly update call to align on the Business Combination Agreement and announcement structure and the pre-funding process. That day, Mr. Shannon also held a call with Mr. Multerer of Southern Glazer’s to explain the mechanics of the PIPE investment and diligence Southern’s potential role.

Between July 22, 2025 and (i) August 17, 2025, representatives of Morgan Lewis and representatives of White & Case exchanged incremental drafts of the Sponsor Support Agreement and the Company Support Agreement, (ii) August 18, 2025, representatives of Morgan Lewis and representatives of White & Case exchanged incremental drafts of the Lock-Up Agreements and (iii) August 19, 2025, representatives of Morgan Lewis and representatives of White & Case exchanged incremental drafts of the New Registration Rights Agreement. Key items negotiated included: (i) inclusion of irrevocable proxies in the Sponsor Support Agreement and Company Support Agreement, (ii) exceptions to the transfer restrictions imposed by the Lock-Up Agreements, and (iii) the duration of the lock-up period with respect to the PubCo Ordinary Shares to be received by the Sponsor upon conversion of the Private Placement Shares and (iv) registration obligations with respect to the PubCo Ordinary Shares underlying the PubCo Series A Preferred Shares and PubCo Series A Investor Warrants under the New Registration Rights Agreement.

On July 23, 2025, Mr. Shannon participated in an expert call via Atheneum with a former Southern Glazer’s executive.

Between July 23, 2025 and August 24, 2025, representatives of Morgan Lewis and representatives of White & Case exchanged incremental drafts of the Company Disclosure Schedules.

On July 24, 2025, Messrs. Carr, Bibbo, Mollica, Miller, and representatives of Jett and Morgan Lewis joined Messrs. Blitzer and Shannon and representatives White & Case for a weekly call to review document progress.

On July 25, 2025, pursuant to the Pre-Signing PIPE Subscription Agreement, Inflection Point wired $4 million representing the first tranche of the pre-funded PIPE into Air Water UK.

On July 29, 2025, Messrs. Carr, Bibbo, Mollica, and representatives of Jett and Morgan Lewis, together with White & Case and Mr. Shannon, held a weekly call to review document progress and Cayman reincorporation matters. That day, Mr. Shannon also reviewed Business Combination Agreement markups with White & Case.

On July 30, 2025, Ms. Cannon and Mr. Bibbo held a PR strategy call with Mr. Shannon.

On July 31, 2025, the weekly update call was held with the same group as July 29. Later that day, Messrs. Carr, Bibbo, and Mollica participated in a call with a representative of Newbridge and Mr. Shannon.

Between August 5, 2025 and August 22, 2025, Inflection Point and representatives of Morgan Lewis and representatives of White & Case, after consultations with Air Water and Inflection Point, respectively, exchanged drafts of the Pre-Funded PIPE Subscription Agreement, the Company Charter, the Company Warrants, the Closing PIPE Subscription Agreements, the PubCo A&R Articles and the PubCo Series A Investor Warrants. Beginning on or around August 15, 2025, drafts of the documentation for the Pre-Funded PIPE Investment and the Closing PIPE Investment were shared with prospective investors. Key points negotiated included: (i) the calculation of the accrued value for the Company Series A Preferred Shares and the PubCo Series A Preferred Shares, (ii) whether and on what terms there would be anti-dilution and other adjustments to the conversion and exercise prices of the Company Series A Preferred Shares, the Company Warrants, the PubCo Series A Preferred Shares and the PubCo Series A Investor Warrants, (iii) the representations and warranties by Air Water in the Pre-Funded PIPE Subscription Agreement and the Closing PIPE Subscription Agreements, (iv) rights and parameters around redemption rights, and (v) protective provisions in favor of the PIPE Investors.

On August 5 and August 7, 2025, weekly calls were held with Messrs. Carr, Bibbo, Mollica, Miller, representatives of Jett and Morgan Lewis, White & Case, and Mr. Shannon to advance documentation and Cayman LLC amendments for PIPE terms.

On August 8, 2025, Mr. Bibbo and Ms. Cannon coordinated with Mr. Shannon on the press release for the signing of the Business Combination Agreement.

On August 11, 2025, Mr. Mollica and representatives of Morgan Lewis held a discussion with Mr. Shannon and representatives of White & Case regarding the SPA and warrant terms for the Pre-Funded PIPE Investment.

On August 12, 2025, Messrs. Carr, Bibbo, Mollica, Miller, and representatives of Jett and Morgan Lewis joined Messrs. Blitzer and Shannon and White & Case for the weekly call. The parties noted that documentation was nearly complete and discussed the potential requirement to pay approximately $1.6 million in U.K. stamp tax.

On August 14, 2025, Messrs. Carr, Bibbo, Mollica, and representatives of Jett and Morgan Lewis joined Messrs. Blitzer and Shannon and White & Case for the weekly call. The parties discussed that the documentation for the Pre-Funded PIPE Investment was essentially finalized, with only the at-closing PIPE documentation and shareholder support agreements remaining. The goal was set to approve the merger early the following week.

On August 15, 2025, Messrs. Shannon and Blitzer held an introductory call with Wayne Chaplin, Chief Executive Officer of Southern Glazer’s Wine & Spirits.

On August 17, 2025, Air Water, Air Water UK, the shareholders of Air Water UK consummated the Share Exchange, and pursuant to a Written Consent of the Sole Director of PubCo, PubCo authorized and approved the delivery and performance of the Business Combination Agreement and the Ancillary Documents to which it is a party, and the consummation of the Business Combination.

On August 19, 2025, Messrs. Carr, Bibbo, Mollica, Miller, and representatives of Jett and Morgan Lewis joined Messrs. Blitzer and Shannon and White & Case for the weekly call. The parties noted that the documentation for the Pre-Funded PIPE Investment was complete and that only a few points remained open in the Business Combination Agreement and documentation for the Closing PIPE Investment. The parties also confirmed that the merger approval meeting would be held the following day.

On August 20, 2025, pursuant to a Written Consent of all of the Directors of the Company, the Company authorized and approved the delivery and performance of the Business Combination Agreement and the Ancillary Documents to which it is a party, and the consummation of the Business Combination, and made a recommendation that Air Water recommended the approval and adoption of the Business Combination Agreement, the Ancillary Documents to which Inflection Point is party, the Mergers and the Business Combination by the Company Shareholders (the “Company Board Recommendation”).

On August 20, 2025, the Inflection Point Board, consisting of Dr. Ghaffarian and Messrs. Denkin, Blitzer, and Levy, met with Messrs. Shannon and Ondishin, as well as representatives of White & Case and Newbridge to discuss the proposed Business Combination, the Business Combination Agreement, the Ancillary Documents, and the PIPE Investments. Presentation materials and proposed drafts of the definitive agreements were made available to the members of the Inflection Point Board ahead in advance of the meeting. White & Case provided an overview of the fiduciary duties applicable to the Inflection Point Board. White & Case also explained that, as a result of the participation by IPF in the Pre-Signing PIPE Investment and the Pre-Funded PIPE Investment, certain aspects of the Business Combination and related transactions would be treated as related party transactions in accordance with Inflection Point’s related party transaction policy. White & Case further explained that, because each of Messrs. Blitzer and Levy, and Dr. Ghaffarian had interests in the Pre-Signing PIPE Investment and/or the Pre-Funded PIPE Investment, there was only a single disinterested director for purposes of compliance with Inflection Point’s related party transactions policy, Mr. Denkin, and therefore full compliance with Inflection Point’s related party transaction policy was not possible. Instead, the disinterested director’s approval or disapproval of the transactions would be separately noted. Messrs. Blitzer and Shannon and provided their assessment of Air Water, the key terms of the Business Combination, and all of the due diligence that had been conducted in conjunction with the transaction. Thereafter Newbridge provided a detailed overview of the process it took to evaluate the transaction, and the valuation ascribed to Air Water. The Inflection Point Board asked questions of the representative of Newbridge, to which such representative responded. Thereafter, Newbridge rendered an oral opinion (which was subsequently confirmed in writing) to the effect that, as of that date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Newbridge as set forth in its written opinion, (i) the Aggregate Base Consideration to be paid by Inflection Point in the Business Combination was fair, from a financial point of view, to the Inflection Point Unaffiliated Shareholders, and (ii) the Business Combination has had an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement. The Inflection Point Board continued its discussion after the representative of Newbridge left the meeting. It was proposed that the Inflection Point Board, provide any necessary approvals by written resolutions in the coming days as definitive agreements were finalized.

By unanimous written resolutions in lieu of a meeting, the Inflection Point Board, including the disinterested director, unanimously resolved that (i) the execution, delivery and performance of the Business Combination Agreement, the Ancillary Documents and other documents related to the Business Combination by Inflection Point (and the transactions contemplated by them) were advisable, for Inflection Point’s benefit and were conducive to the attainment of Inflection Point’s strategic objectives, in the best interests of Inflection Point’s business and would be most likely to promote the success of Inflection Point for the benefit of its shareholders as a whole, (ii) Inflection Point’s entry into the Business Combination Agreement and the applicable Ancillary Documents, and the consummation of all transactions contemplated by the Business Combination Agreement as a Business Combination (as defined in the Inflection Point Organizational Documents) be approved, (iii) the Company adopt and approve the Mergers (and all transactions as contemplated therein), and (iv) the Company and the Inflection Point Board recommend to the Inflection Point Shareholders that they approve each of the matters requiring shareholder approval. In approving the Business Combination, the Inflection Point Board also determined that the aggregate fair market value of the proposed Business Combination was at least 80% of the assets held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned on the Trust Account).

On August 21, 2025, Messrs. Carr, Bibbo, Mollica, Miller, and representatives of Jett and Morgan Lewis joined Messrs. Blitzer and Shannon and White & Case for the weekly call. The parties noted that the Inflection Point Board had voted to approve the merger and that transaction documentation was nearly ready to be released in final form. That same day, Messrs. Mollica and Shannon, together with representatives of Jett, Morgan Lewis, and White & Case, held a separate call to address the treatment of the preferred PIPE in the pre- and post-closing capitalization table.

On August 22, 2025, Mr. Mollica and representatives of Morgan Lewis and White & Case held a call to review a limited set of final comments from one of the PIPE Investors on the PIPE documentation before deeming it final.

On August 25, 2025, the Business Combination Agreement was executed, and the signed Business Combination was announced prior to market open. The PIPE financing was announced at the same time, with a substantial portion prefunded at announcement and the remainder structured to fund at close.

On December 11, 2025, Messrs. Carr, Bibbo, and David Tuerff, Chief Financial Officer, presented a business update to Messrs. Mollica, Blitzer, Shannon, and Miller. In the business update, Messrs. Carr, Bibbo, and Tuerff provided updates on UAE operations and commercial initiatives, Hialeah Facility construction progress, brand awareness and marketing initiatives, and liquidity forecasts.

On March 17, 2026, Messrs. Carr, Bibbo and Tuerff presented a business update to Messrs. Mollica, Blitzer, Shannon and Miller. In the business update, Messrs. Carr, Bibbo and Tuerff communicated that the timeline for large-scale production at the Hialeah Facility had been extended beyond management’s prior expectations due primarily to delays in permitting, power and equipment availability with respect to the timing and ramp. Due in material part to such delays, management relayed to the attendees that Air Water’s original projections dated as of May 2025 no longer reflected the view of Air Water management regarding Air Water’s future performance. Air Water management also discussed the potential to wind-down UAE operations and reallocate AWG assets to the United States and liquidity and capital needs. Based on financial performance to date and operational headwinds, Air Water management also discussed the reduced likelihood of achievement of the conditions to issuance of Earnout Shares following closing of the Business Combination. The parties agreed that management would prepare a revised financial outlook for review by representatives of Inflection Point and Air Water.

On March 26, 2026, Messrs. Carr, Bibbo and Tuerff met with Messrs. Blitzer, Shannon, and Mollica in Miami, Florida to commence discussion of potential amendments to the Business Combination Agreement, including Earnout Share targets, additional fundraising and investor outreach opportunities for Air Water.

On April 7, 2026, Messrs. Tuerff and Bibbo shared a revised financial outlook with Mr. Shannon at Inflection Point. The revised financial outlook included revised estimates of the capital costs and timing of production from the Hialeah Facility, incorporated the latest pricing inputs from initial U.S. sales, incorporated observed product costs from current U.S. outsourced manufacturing operations, and updated estimates of overhead costs in preparation for public company operations. The revised financial outlook included certain assumptions and sensitivities to support Air Water management’s assessment of the company’s liquidity and capital needs.

On April 10, 2026, Mr. Tuerff shared the revised financial outlook with Matthew Hurn, in his capacity as director of Air Water and as the anticipated Chair of the Audit Committee of the Board of Directors of PubCo.

On April 11, 2026, Messrs. Blitzer, Shannon and Mollica held a preliminary call to discuss a potential Business Combination Agreement amendment based on the revised financial outlook.

Between April 13 and April 28, 2026, Messrs. Blitzer, Shannon and Mollica exchanged preliminary offers and counter offers regarding the terms of the potential Business Combination Agreement amendment. Throughout those two weeks, Messrs. Shannon and Mollica discussed with Messrs. Carr, Bibbo, Miller and Al Fahim Air Water’s current financial outlook and performance, as well as the potential Business Combination Agreement amendment and the prospective terms thereof.

On April 13, 2026, Mr. Mollica sent Messrs. Blitzer and Shannon proposed terms for the potential Business Combination Agreement Amendment, which included: (1) a decrease to the pre-money valuation of Air Water to $225 million from $300 million, (2) an extension of the term of the first Earnout Period to December 2027, with the Revenue Run Rate to equal or exceed $80,000,000 and the EBITDA Run Rate to equal or exceed $30,000,000, and (3) an extension of the term of the second Earnout Period to June 2028, with the Revenue Run Rate to equal or exceed $120,000,000 and the EBITDA Run Rate to equal or exceed $50,000,000.

On April 13, 2026, Messrs. Blitzer, Shannon and Mollica held a preliminary call to discuss a potential Business Combination Agreement amendment based on the revised financial outlook.

On that same day, Mr. Shannon sent Mr. Mollica a counteroffer, proposing that the $225 million pre-money valuation of Air Water be subject to: (1) earnouts being five million shares each, (2) the Revenue Run Rate equaling or exceeding $80,000,000 and the EBITDA Run Rate equaling or exceeding $30,000,000 for the first Earnout Period, (3) the Revenue Run Rate equaling or exceeding $160,000,000 and the EBITDA Run Rate equaling or exceeding $70,000,000 for the second Earnout Period, and (4) the closing sale price of one PubCo Ordinary Share as reported in Nasdaq having the share price being greater than or equal to $20.00 for at least thirty (30) days out of forty five (45) consecutive trading days, during the period commencing starting from the Merger Effective Time and ending on June 30, 2028.

On April 18, 2026, Mr. Mollica sent Messrs. Shannon and Blitzer a proposal to finalize certain terms included in Mr. Shannon’s counteroffer, and proposed additional terms such as splitting the first Earnout Period into two Earnout Periods, and including the warrants for the Earnout Shares allocation provided IPF committed $10 million for an incremental PIPE Investment. This proposal provided for (i) a $225 million pre-money valuation and (ii) earnouts being five million shares each, as follows (1) the Revenue Run Rate equaling or exceeding $80,000,000 by the end of 2027, (2) the EBITDA Run Rate equaling or exceeding $30,000,000 by the fourth quarter of 2027, (3) the Revenue Run Rate equaling or exceeding $160,000,000 and the EBITDA Run Rate equaling or exceeding $70,000,000 by the end of June 2028, and (4) the closing sale price of one PubCo Ordinary Share as reported in Nasdaq having the share price being greater than or equal to $20.00 for at least thirty (30) days out of forty five (45) consecutive trading days, during the period commencing starting from the Merger Effective Time and ending on June 30, 2028.

On April 28, 2026, Messrs. Blitzer, Shannon and Mollica met in New York, New York to further discuss the potential Business Combination Agreement amendment.

On April 29, 2026, Messrs. Shannon and Mollica held a call to finalize the details of the proposed Business Combination Amendment.

On April 30, 2026, Inflection Point, represented by Mr. Shannon and Air Water, represented by Mr. Mollica, agreed in principle to amend certain terms of the Business Combination Agreement, including to: (1) decrease the pre-money valuation of Air Water to $200 million from $300 million, (2) extend the termination date of the Earnout Period to June 30, 2028, (3) make each Pre-Funded PIPE Investor eligible to participate in Earnout Shares based on the Company Warrants held by such investor following closing of the Business Combinations, (4) decrease the aggregate amount of Earnout Shares issuable upon satisfaction of Air Water performance conditions to 20,000,000 from 30,000,000, and (5) revise the conditions for Earnout Share eligibility to align with Air Water’s current financial outlook as reflected in the Updated Projections (collectively, the “Second BCA Amendment”).

In connection with the contemplated Second BCA Amendment, each of Mr. Shannon and Mr. Mollica committed to making additional $5 million investments on behalf of Inflection Point and Tau Capital, respectively, for an aggregate incremental PIPE Investment of $10 million to Air Water.

On May 6, 2026, Inflection Point set the Updated Projections to Newbridge.

On May 27, 2026, the Series A Majority (as such term is defined in the second amended and restated memorandum and articles of association of Air Water Venture Holdings Limited (the “Company”) (the “Existing Articles”)) and Requisite Majority (as such term is defined in the Amended and Restated Shareholders Agreement of the Company (the “Shareholders Agreement”)) approved, pursuant to a written consent letter in accordance with the applicable provisions of the Existing Articles and the Shareholders Agreement, the proposal of the Company to amend and restate the Existing Articles by way of the adoption by special resolution of the shareholders in general meeting of amended and restated memorandum and articles of association of the Company (the “A&R M&A”), pursuant to which, in connection with the Second BCA Amendment, the definition of “Fair Combination Value” as set forth therein shall be decreased to $200 million from $300 million.

On May 27, 2026, the board of directors of the Company (the “Company Board”) approved, pursuant to unanimous written resolutions, (i) the Second BCA Amendment, (ii) the A&R M&A (subject always to the approval of the adoption by special resolution of the shareholder in general meeting of the A&R M&A), and (iii) certain additional matters in connection with an extraordinary general meeting of shareholders of the Company to approve, among other items, the adoption by special resolution of the shareholders in general meeting of the A&R M&A (the “Extraordinary General Meeting”).

On May 29, 2026, the Inflection Point Board met with Messrs. Shannon and Ondishin, as well as representatives of White & Case and Newbridge, to discuss the Updated Projections and the proposed Second BCA Amendment. Presentation materials and proposed drafts of the definitive agreements were made available to the members of the Inflection Point Board ahead in advance of the meeting. Mr. Shannon provided an overview of the circumstances that led Air Water management to conclude that Air Water’s original projections dated as of May 2025 no longer reflected their view of Air Water’s future performance, the Updated Projections, proposed Second BCA Amendment and the rationale for proceeding with the Business Combination on the basis of the terms in the proposed Second BCA Amendment. Thereafter Newbridge provided a detailed overview of the process it took to reevaluate the Business Combination and the valuation ascribed to Air Water on the basis of the Updated Projections. The Inflection Point Board asked questions of the representative of Newbridge, to which such representative responded. Thereafter,

Newbridge rendered an oral opinion (which was subsequently confirmed in writing as the Updated Fairness Opinion) to the effect that, as of that date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Newbridge as set forth in its written opinion, (i) the Aggregate Base Consideration (based on the Business Combination Agreement, as amended by the Second BCA Amendment) to be paid by Inflection Point in the Business Combination was fair, from a financial point of view, to the Inflection Point Unaffiliated Shareholders, and (ii) the Business Combination had an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the execution of the Second BCA Amendment. The Inflection Point Board continued its discussion after the representative of Newbridge left the meeting. It was proposed that the Inflection Point Board provide any necessary approvals by written resolution in the coming days.

On June 2, 2026, the Company held the Extraordinary General Meeting, of which notice had been duly given to each member entitled to attend and vote thereat in accordance with the terms of the Existing Articles, which had been duly called and convened in accordance with the Existing Articles, and at which the members entitled to attend and vote on matters properly brought before the Extraordinary General Meeting passed a special resolution approving the adoption of the A&R M&A in accordance with the applicable provisions of the Existing Articles and the Cayman Companies Act.

On June 3, 2026, the disinterested members, Messrs. Denkin and Park, of the audit committee met with Mr. Shannon, as well as representatives of White & Case. White & Case explained that, as at the time of signing of the Business Combination Agreement, each of Messrs. Blitzer and Levy, and Dr. Ghaffarian had interests in the Pre-Signing PIPE Investment and/or the Pre-Funded PIPE Investment, and therefore certain aspects of the Second BCA Amendment and related transactions would be treated as related party transactions in accordance with Inflection Point’s related party transaction policy. Mr. Shannon, along with White & Case, explained the nature of Messrs. Blitzer’s, Levy’s and Dr. Ghaffarian’s interests in the Second BCA Amendment, the benefits of the Second BCA Amendment to the Inflection Point Unaffiliated Shareholders, and discussed the negotiation process for the Second BCA Amendment, including IPF’s commitment to invest an additional $5 million in the Pre-Funded PIPE Investment and to solicit additional investment in the Pre-Funded PIPE Investment from other investors, and Inflection Point’s existing obligations under the Business Combination Agreement. After due consideration of the relevant facts and circumstances in accordance with Inflection Point’s related party transaction policy, Messrs. Denkin and Park unanimously resolved to approved Inflection Point’s entry into the Second BCA Amendment, subject to approval of the Inflection Point Board, and recommended that the Inflection Point Board approve the Second BCA Amendment.

By unanimous written resolutions in lieu of a meeting, on June 3, 2026, the Inflection Point Board unanimously resolved that (i) the execution, delivery and performance of the Second BCA Amendment by Inflection Point and the completion of the Business Combination (on the amended terms set forth in the Second BCA Amendment) were advisable, for Inflection Point’s benefit and were conducive to the attainment of Inflection Point’s strategic objectives, in the best interests of Inflection Point’s business and would be most likely to promote the success of Inflection Point for the benefit of its shareholders as a whole, (ii) Inflection Point’s entry into the Second BCA Amendment and the consummation of the Business Combination on the amended terms be approved, and (iii) the Company and the Inflection Point Board re-affirm their recommendation to the Inflection Point Shareholders that they approve the Business Combination, on the amended terms and each of the other matters requiring shareholder approval. In approving the Second BCA Amendment, the Inflection Point Board also re-determined that the aggregate fair market value of the proposed Business Combination (on the amended terms) was at least 80% of the assets held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned on the Trust Account).

Benefits and Detriments of the Business Combination

The following table presents certain benefits and detriments of the transactions to the indicated parties.

Party	Benefits	Detriments
Inflection Point

Failure to complete a business combination would result in Inflection Point and the Trust Account being liquidated. The Business Combination would create value for Inflection Point and its stockholders.

Inflection Point could potentially have found a target that may have a more optimal risk/return profile than Air Water. In this case, Inflection Point, its stockholders and affiliates would stand to benefit more than in the Business Combination with Air Water.

Party	Benefits	Detriments
Sponsor and its affiliates

Failure to complete a business combination would result in Inflection Point and the Trust Account being liquidated, and the Sponsor’s investment in shares of Inflection Point Founder Shares and Inflection Point Private Placement Units. The Business Combination would create value for the Sponsor and its affiliates.

Inflection Point could potentially have found a target that may have a more optimal risk/return profile than Air Water. In this case, Inflection Point, its stockholders (including the Sponsor) and affiliates would stand to benefit more than in the Business Combination with Air Water.

Unaffiliated security holders of Inflection Point

Failure to complete a business combination would result in Inflection Point and the Trust Account being liquidated, in which case Public Shareholders would receive their pro rata portion of the Trust Account. If the market was to recognize the valuation and potential of PubCo, the stock price may increase from the Trust Account amount per share of approximately $10.43 as of the Record Date.

For non-redeeming Public Shareholders, there is a risk that the market will not support the valuation of PubCo either as a result of a general market downturn or risks specific to PubCo. In this case, the stock price could trade below the Trust Account amount per share of approximately $10.43 as of the Record Date. If this scenario were to materialize, the Public Shareholders would have been better off redeeming their Public Shares than holding their Public Shares following the Closing.

Air Water and affiliates

The Business Combination represents the opportunity for Air Water to become a publicly traded company while maintaining its mission and strategy. Becoming a publicly traded company as a result of the Business Combination would provide PubCo with enhanced access to capital to facilitate its growth, as well as greater liquidity to Company Shareholders. The Business Combination is conditioned on the receipt of approval for listing on the applicable stock exchange of PubCo Ordinary Shares to be issued in connection with the Merger, a condition which Inflection Point and Air Water do not intend to waive.

The potential detriments to Air Water and its affiliates are the increased costs and difficulty of operating as a public company and the dilution of their ownership stake in Air Water as a result of the Business Combination.

Unaffiliated shareholders of the PubCo	PubCo Ordinary Shares would be publicly traded, thus creating additional liquidity opportunities for all holders of PubCo Ordinary Shares and enhancing PubCo’s ability to access additional capital.

Concentrating control of PubCo’s shareholder voting in the hands of Tau Capital, Pete Carr, David Tuerff and Ryan Bibbo may result in different outcomes than unaffiliated shareholders of PubCo might prefer. See “Proposal No. 1 — The Business Combination Proposal — Interests of Air Water’s Directors and Executive Officers.”

The Inflection Point Board’s Reasons for the Approval of the Business Combination

The Inflection Point Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the Inflection Point Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. The Inflection Point Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. Individual members of the Inflection Point Board may have given different weight to different factors in their evaluation of the Business Combination.

Much of the following explanation of the reasons for the Inflection Point Board’s approval of the Business Combination is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching its decision, the Inflection Point Board reviewed the results of the due diligence conducted by Inflection Point’s management, legal advisors and third-party consultants, which included:

•        meetings and calls with Air Water’s management regarding its business model, operations, products and services, customer markets, growth prospects and forecasts, including the Original Projections and, in connection with the Second BCA Amendment, the Updated Projections, including onsite visits to Air Water’s bottling facilities and customer sites;

•        a legal due diligence review conducted by Inflection Point’s legal advisors, which included, among other things, a review of material contracts, litigation matters and other legal matters and documents posted to a virtual data room, and conference calls with Air Water and its attorneys;

•        the Original Fairness Opinion, and, in connection with the Second BCA Amendment, the Updated Fairness Opinion;

•        financial and valuation analysis of Air Water and the Business Combination; and

•        review of the financial statements of Air Water.

Inflection Point’s IPO prospectus stated that it intended to seek fundamentally strong businesses in a broad range of disruptive growth sectors, with emphasis on one or more of the following attributes:

•        innovative, technology-enabled company of scale focused on acquiring new customers with a large addressable market, legacy analogue competitors and a differentiated path to market or superior product.

•        customer focused and deeply experienced team fueled by a shared connection and passion for the business.

•        operates in an industry not typically active in traditional IPOs, but that Inflection Point’s management feels public market investors will value and desire exposure to the public market.

•        achieved a scale such that the profit contribution from existing business offsets fixed costs and is prepared to reinvest in high return on capital opportunities.

•        adaptable to the rapidly changing business environment and major shift in demographics with the ability generate shareholder value in any market cycle.

In particular, the prospectus for Inflection Point’s IPO identified the following general criteria and guidelines that Inflection Point believed would be important in evaluating prospective target businesses, although Inflection Point also indicated it may enter into a business combination with a target business that does not meet these criteria and guidelines. The Inflection Point Board considered these criteria in its evaluation of Air Water:

•        operate in disruptive growth industries;

•        exhibit operational success and a robust demand landscape;

•        carry potential to expand into new business segments and geographies;

•        reveal mismatch between current performance and perceived value by the marketplace;

•        can benefit from and are willing to embrace the Inflection Point leadership team’s knowledge and experience in growing and scaling businesses;

•        are at an inflection point where we believe we can drive improved financial performance;

•        are valued attractively relative to their existing financial metrics; and

•        offer an attractive potential return for Inflection Point’s shareholders, weighing potential growth opportunities and operational improvements in the target business against any identified downside risks.

As detailed above, the prospectus for the IPO identified the general criteria and guidelines that Inflection Point believed would be important in evaluating prospective target businesses, although Inflection Point also indicated it may enter into a business combination with a target business that does not meet these criteria and guidelines. The Inflection Point Board considered these criteria in its evaluation of Air Water.

•        Favorable Prospects for Future Growth and Financial Performance.    Inflection Point believes that Air Water will be well positioned for expansion into new business segments and geographies. Inflection Point reviewed information and forecast projections from Air Water’s management regarding (i) its business, prospects, financial condition, operations, technology, products, offerings, management, competitive position, and strategic business goals and objectives, with specific reference to its revenue growth, EBITDA, EBITDA margins, net income margins, cash flow profile and capital expenditure needs, as well as management’s projections for such metrics and other projected financial information, (ii) general economic, industry, regulatory, and financial market conditions and (iii) opportunities and competitive factors within Air Water’s industry.

•        Large Addressable Market.    The global bottled water market in 2024 was $335.5 billion, and is expected to grow to $565.2 billion in 2034 with a compound annual growth rate (“CAGR”) of 5.35%. In addition, Air Water forecasts the air-to-water market to reach $12.5 billion by 2031, driven by environmental tailwinds and limited competition.

•        Proprietary Air-to-Water Technology.    Air Water utilizes proprietary air-to-water technology which is expected to produce quality drinking water with greater purity and less environmental impact than bottled water or desalinization.

•        Compelling Valuation.    The implied enterprise value in connection with the Business Combination is approximately $339.5 million, which the Inflection Point Board believes represents an attractive valuation.

•        Varied Product Offering.    Air Water’s product portfolio is designed to meet the needs of different market segments from household to industrial customers with its product capacity ranging from 5 to 3,000 liters per day.

•        Largest Global Sustainable Water Producer.    Air Water’s bottling plants offer long-term offtake of large-scale water production to institutional customers at a price competitive to bottled water.

•        Experienced, Proven, and Committed Management Team.    PubCo will be led by Air Water’s management team, which has a track record of operational excellence, financial performance, growth and innovation.

•        Significant PIPE Investment.    The PIPE Investments are expected to be used to fund the acceleration of the development and growth of Air Water’s business. The Inflection Point Board believes such acceleration will help Air Water advance its commercial production in the near term, leading to significant operational success subsequent to the consummation of the Business Combination.

In connection with the transactions contemplated by the Business Combination Agreement, on August 25, 2025, Air Water entered into the Pre-Funded PIPE Subscription Agreement with the Pre-Funded PIPE Investors. Pursuant to the terms of the Pre-Funded PIPE Subscription Agreement, the Pre-Funded PIPE Investors agreed to subscribe for and purchase Company Series A1 Preferred Shares and Company Warrants to purchase Company Ordinary Shares for aggregate consideration of approximately $28.5 million, substantially concurrently with the execution and delivery of the Business Combination Agreement.

In addition, on August 25, 2025, Air Water entered into the Closing PIPE Subscription Agreement, pursuant to which the Closing PIPE Investors agreed to subscribe for and purchase Company Series A2 Preferred Shares and Company Warrants for aggregate consideration of approximately $31 million immediately prior to the Second Merger Effective Time.

In connection with the Second BCA Amendment,

•        Continued Significant Ownership by Air Water’s Equity Holders.    Existing Air Water shareholders are rolling 100% of their equity and will own approximately 29.4% of PubCo (assuming the no redemptions scenario, excluding (i) the holders of PubCo Series A Preferred Shares and PubCo Series A Investor Warrants, with respect to the PubCo Ordinary Shares issuable upon conversion and exercise thereof, as applicable, and (ii) any issuable Earnout Shares, calculated based upon certain assumptions as described in the section of this proxy statement/prospectus entitled “Beneficial Ownership of PubCo”), demonstrating their ongoing equity commitment.

•        Substantial Retained Proceeds.    A significant portion of the proceeds to be delivered to PubCo in connection with the Business Combination (including from Inflection Point’s Trust Account and from the PIPE Investments), are expected to remain on the balance sheet of PubCo after Closing in order to fund its existing operations and support new and existing growth initiatives.

•        Negotiated Transaction.    The financial and other terms of the Business Combination Agreement were the product of arm’s-length negotiations between Air Water and Inflection Point.

•        Best Available Opportunity.    After a thorough review of other business combination opportunities reasonably available to Inflection Point, the Inflection Point Board determined that the proposed Business Combination represents the best potential business combination for Inflection Point based upon the process utilized to evaluate and assess other potential acquisition targets.

In the course of its deliberations, the Inflection Point Board also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including the following:

•        Public Company Risk.    The risks that are associated with being a publicly traded company, including the substantial cost of being a publicly traded company.

•        Benefits May Not Be Achieved Risk.    The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe and that the results of operations of Air Water’s business may differ materially from the projections prepared by Air Water and reviewed by the Inflection Point Board.

•        Limited Operating History Risk.    The risk that Air Water’s future performance is difficult to evaluate given, among other things, Air Water’s limited operating history and its need for additional capital to execute on its business strategy and operational plan.

•        Competitive Risk.    The risk that Air Water faces, and will continue to face, competition from established companies with, among other things, longer operating histories, customer incumbency advantages and greater capital resources.

•        Redemption Risk.    The risk that a significant number of Inflection Point’s shareholders elect to redeem their shares in connection with the consummation of the Business Combination, which would reduce the amount of cash available to PubCo to fund its business plan following the Closing.

•        Shareholder Vote Risk.    The risk that Inflection Point’s stockholders may fail to provide the votes necessary to approve the Business Combination.

•        Litigation Risk.    The risk of potential litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Fees, Expenses and Time Risk.    The risk of incurring significant fees and expenses associated with completing the Business Combination and the substantial time and effort of Air Water management and Inflection Point management required to complete the Business Combination.

•        Inflection Point Shareholders May Have a Minority Ownership Interest in PubCo.    The fact that, depending on Redemptions, current Inflection Point shareholders will collectively own a minority interest in PubCo after the Closing. Having a minority ownership interest may reduce the influence that current shareholders of Inflection Point have on the management of PubCo.

•        Other Risks.    Various other risk factors associated with Air Water’s business, as described in the section titled “Risk Factors.”

In addition to considering the factors described above, the Inflection Point Board also recognized and considered that the Sponsor, its affiliates and the officers and directors of Inflection Point have interests in the Business Combination that are in addition to, and that may be different from, the interests of the Public Shareholders resulting in potential conflicts of interests, including those described elsewhere in this section and in the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination”.

The Inflection Point Board reviewed and considered the foregoing interests during the negotiation of the Business Combination and in evaluating and unanimously approving the Business Combination Agreement and the transactions contemplated therein.

The Inflection Point Board concluded that the potential benefits that it expects Inflection Point and its shareholders to achieve as a result of the Business Combination outweigh the potentially negative factors associated with the Business Combination.

Air Water’s Board of Directors’ Reasons for Approval of the Business Combination

The Air Water Board considered a variety of factors and consulted with its management team, legal counsel and other advisors in connection with its evaluation and approval of the Business Combination and the matters related to the Business Combination. In light of the complexity of such factors, the Air Water Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it assessed prior to making its determination approve the Business Combination. Different individual members of the Air Water Board may have given different weight to different factors in their evaluation of the Business Combination. Those factors included:

•        Capital Intensive Business.    The fact that Air Water’s business is capital-intensive and Air Water’s business plan requires sources of additional capital, particularly as Air Water is in the process of expanding its operations in the United States and requires capital in order to execute its business plan. Air Water intends to deploy a portion of the capital received in connection with the Business Combination transactions to satisfy obligations under an existing lease agreement for its new U.S. bottling facilities to be constructed in South Florida. Additionally, Air Water believes consummation of the Business Combination will assist the company in establishing a commercial relationship with a co-manufacturing partner for sourcing and assembling its air water generators at a mass production rate. The Air Water Board believed that the provision of capital that would occur in connection with the Business Combination and the long-term capital raising opportunities that may be experienced by PubCo as a publicly listed company could support Air Water’s future growth and expansion of operations, and improve its financial condition.

•        Public Company Platform.    The Air Water Board’s belief that becoming a public company would be the best way for Air Water to gain access to long-term sources of available capital, access to public markets, engage and receive funding from retail investors, and leverage enhanced transparency associated with periodic SEC reporting, all of which the Air Water Board believed would aid it in executing its long-term strategic plan. Additionally, the Air Water Board’s belief that becoming a public company would provide a more effective platform for Air Water to expand its operations to the United States, the largest consumer based beverages market globally, and to assist Air Water in entering into highly desirable consumer markets in Europe and expanding its presence and customer engagement in the broader Gulf Cooperation Council (GCC) region where it has established operations in the UAE.

•        Immediate Capital Infusion.    Concurrent with the signing of the Business Combination by Air Water, Inflection Point and the parties thereto, Air Water consummated the Pre-Funded PIPE Investment. In the Pre-Funded PIPE Investment, Pre-Funded PIPE Investors purchased approximately $28.5 million of Company Series A1 Preferred Shares and Company Warrants. Simultaneous with the Pre-Funded PIPE Investment, Closing PIPE Investors agreed to purchase at Closing approximately $31 million of Company Series A2 Preferred Shares and Company Warrants in the Closing PIPE Investment. As a result of such transactions, the Company received significant funding at the time of entry into the Business Combination Agreement and will receive additional funds at Closing. The Air Water Board believed that the capital infusion at the time of entering into the Business Combination Agreement provided it with additional resources to support execution of its business plan during the pendency of the Business Combination. The Air Water Board believes that capital from Closing PIPE Investors will further support Air Water’s operations following the Business Combination. For additional information regarding the Pre-Funded PIPE Investment and Closing PIPE Investment, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Documents — Company Series A Preferred Shares Subscription Agreements”.

•        Potential Liquidity Opportunity for Long-Term Holders.    The fact that Air Water is a private company with limited opportunities for liquidity for its holders outside of a sale of Air Water. The Air Water Board believed that the Business Combination, and the potential listing of PubCo Ordinary Shares on Nasdaq, creates an opportunity for long-term holders of Air Water equity to potentially benefit from the sale of a portion or all of their owned shares in the public markets, subject to the expiration of any applicable lockup and transfer restrictions.

The Air Water Board also considered potential effects of the potential Business Combination on Air Water, certain of which are more fully described in the “Risk Factors” section of this proxy statement/prospectus.

Certain Projected Financial Information

Air Water does not, as a matter of general practice, publicly disclose forecasts or internal projections of its future performance, revenue, financial condition or other results. However, in connection with the proposed Business Combination, Air Water provided the Original Projections and Updated Projections (collectively, the “Company Projections”) in connection with Inflection Point’s evaluation of Air Water. The Company Projections were also provided to Newbridge, which was authorized and directed by Inflection Point to use and rely upon the Original Projections in connection with the rendering of its Original Fairness Opinion and the Updated Projections in connection with the rendering of its Updated Fairness Opinion.

The Company Projections were prepared solely for internal use and not with a view toward public disclosure or compliance with the published guidelines of the SEC regarding projections or compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In the view of Air Water’s management, the Company Projections were prepared on a reasonable basis and reflected the then current information reasonably available to Air Water’s management with respect to the expected future financial performance of Air Water. Furthermore, the Company Projections do not take into account any circumstances or events occurring after the date they were prepared.

On August 11, 2025, Air Water management affirmed to the Inflection Point Board that the Original Projections reflected the views of Air Water management about its future performance as of such date. As of such date, Air Water’s management believed that the Original Projections were attainable based on then available information, including the then anticipated timeline for large scale product manufacturing and market expansion into the U.S., and its judgment and assumptions regarding Air Water’s future financial performance. In March 2026, due to operational developments observed since the Original Projections were prepared, including unanticipated factors that have arisen with the passage of time and impacted Air Water’s actual results in fiscal 2025 and through the date of this filing, Air Water management determined the Original Projections no longer reflected the views of Air Water management about its future performance. The factors that impacted Company performance include delays in permitting, power and equipment availability with respect to the timing and ramp up of its Hialeah Facility. In March 2026, Air Water management determined it was appropriate to prepare Updated Projections to reflect Air Water’s performance outlook for the years ending December 31, 2026 and December 31, 2027. In April 2026, Air Water management prepared the Updated Projections based on adjusted assumptions and expectations as of the time such projections were prepared.

Accordingly, as of the date of this proxy statement/prospectus, Air Water management advised the Inflection Point Board that the Original Projections no longer reflect the views of Air Water management regarding Air Water’s future performance. The Original Projections are included in this proxy statement/prospectus because the Original Projections were provided to Inflection Point management in connection with its evaluation of Air Water, the Original Projections were material to the decision of the Inflection Point Board to approve the Business Combination and the Original Projections were provided to and relied upon by Newbridge in connection with the rendering of its Original Fairness Opinion (see — “Original Fairness Opinion of Newbridge Securities Corporation”). Air Water management affirmed to the Inflection Point Board that the Updated Projections reflect the views of Air Water management regarding Air Water’s future performance as of the date of this proxy statement/prospectus.

Certain of the measures included in the Company Projections may be considered non-IFRS financial measures. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by Air Water may not be comparable to similarly titled amounts used by other companies. Financial measures included in forecasts (including the Company Projections) provided to a financial advisor are excluded from the definition of “non-IFRS financial measures” under the rules of the SEC if and to the extent such financial measures are included in the forecasts provided to the financial advisor for the purpose of rendering an opinion that is materially related to a business combination transaction and the forecasts are being disclosed in order to comply with the SEC rules or requirements under state or foreign law, including case law regarding disclosure of the financial advisor’s analyses. Therefore, the Company Projections are not subject to the SEC rules regarding disclosures of non-IFRS financial measures, which would otherwise require a reconciliation of a non-IFRS financial measure to an IFRS financial measure. Reconciliations of non-IFRS financial measures were not relied upon by Newbridge for purposes of its opinion to the Inflection Point Board, or by the Inflection Point Board in connection with its consideration of the Transaction. Accordingly, no reconciliation of the financial measures included in the Company Projections is provided.

The Company Projections are not included in this proxy statement/prospectus to induce any shareholders to vote in favor of any of the proposals presented at the extraordinary general meeting and should not be regarded as an indication that Inflection Point, Air Water, or their respective affiliates, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. The Company Projections are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments. The Company Projections are not fact and should not be viewed as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or holders, are cautioned not to place undue reliance on this information in making a decision regarding the transaction, as actual results may be materially different than the Company Projections.

The primary assumptions made in connection with the Company Projections are discussed below, but you should note that the Company Projections reflect numerous assumptions, including general business, economic, market, regulatory and financial conditions, competitive uncertainties, operational assumptions and other future events, in addition to matters specific to Air Water’s business, all of which are difficult to predict and many of which are beyond Air Water’s and Inflection Point’s control, such as assumptions with respect to the consummation of the Business Combination, and the other risks and uncertainties contained in the sections titled “Risk Factors,” “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements.” Accordingly, the Company Projections are inherently subject to significant uncertainties and contingencies, many of which are beyond Air Water’s and Inflection Point’s control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the Company Projections, as further described in the section titled “Risk Factors — Our financial projections included in this proxy statement/prospectus rely in large part upon assumptions and analyses developed by us. If these assumptions prove to be incorrect, our actual operating results may differ materially from the forecasted results.” Furthermore, the Company Projections do not take into account any circumstances or events occurring after the date they were prepared.

Air Water has not made, and does not intend to make, any representations or warranties regarding the accuracy, reliability, appropriateness or completeness of the Company Projections to anyone, including Inflection Point. None of Air Water or its board of directors, officers, management or any other representative of Air Water has made or makes any representation to any person regarding Air Water’s ultimate performance compared to the information contained in the Company Projections. None of them intends to or undertakes any obligation to update or otherwise revise the Company Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. Although presented with numerical specificity, the Company Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Air Water’s management including, among other things, the matters described in the sections of this proxy statement/prospectus titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” Accordingly, the Company Projections should not be looked upon as “guidance” or “fact” of any sort and should not be viewed as being necessarily indicative of future results. We do not plan to refer back to the Company Projections in our future reports filed under the Exchange Act.

The Original Projections and Updated Projections were prepared by, and are the responsibility of, Air Water’s management as of May 2025 and April 2026, respectively. Neither Grant Thornton Audit and Accounting Limited (Dubai Branch), Air Water and PubCo’s independent registered public accounting firm, nor UHY LLP, Inflection Point’s independent registered public accounting firm, have reviewed, examined, compiled or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim association with, the information. The reports of Grant Thornton Audit and Accounting Limited (Dubai Branch) and UHY LLP included in this proxy statement/prospectus relate to Air Water, PubCo and Inflection Point’s historical audited consolidated financial statements, respectively, and do not extend to the unaudited prospective financial information and should not be read to do so.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS (INCLUDING A REGISTRANT’S RESPONSIBILITY TO MAKE FULL AND PROMPT DISCLOSURE AS REQUIRED BY SUCH FEDERAL SECURITIES LAWS), NONE OF PUBCO, THE COMPANY OR INFLECTION POINT INTENDS TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE COMPANY PROJECTIONS. THE COMPANY PROJECTIONS DO NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE PREPARATION OF THE COMPANY PROJECTIONS IN APRIL 2026. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON

THE COMPANY PROJECTIONS SET FORTH BELOW, AS SUCH FINANCIAL INFORMATION MAY BE MATERIALLY DIFFERENT THAN ACTUAL RESULTS. NONE OF PUBCO, THE COMPANY OR INFLECTION POINT OR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY INFLECTION POINT SHAREHOLDER, ANY COMPANY SHAREHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE COMPANY PROJECTIONS OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED. ACCORDINGLY, THE COMPANY PROJECTIONS SHOULD NOT BE LOOKED UPON AS “GUIDANCE” OF ANY SORT. PUBCO DOES NOT INTEND TO REFERENCE THESE FINANCIAL PROJECTIONS IN ITS FUTURE PERIODIC REPORTS FILED UNDER THE EXCHANGE ACT.

Fairness Opinion Projections

The Original Projections

The following table sets forth a summary of the material elements of the Original Projections that Inflection Point’s management reviewed with the Inflection Point Board:

Below is a summary of the Original Projections prepared by Air Water.

Income Statement	2025E	2026E
(USD 000’s)
Revenue:
Bottling Sales	7,648	92,458
Canning Sales	5,271	90,095
Machine Sales	1,546	11,374
Total Revenue	14,464	193,926
Total Cost of Sales	(7,810)	(83,567)
Gross Profit	6,655	110,359
Gross Margin (%)	46%	57%
Total Operating Expenses	(8,728)	(27,653)
Operating Income	(2,074)	82,705
Pre-Tax Profit	(3,074)	82,705
Net Profit (Loss)	(3,185)	62,425
Net Margin (%)	(22.02)%	32.19%

D&A	548	1,230
EBITDA	(1,526)	83,935
EBITDA Margin (%)	(10.6)%	43.3%
Balance Sheet	2025E(1)	2026E
(USD 000’s)
Total Current Assets	35,963	102,772
Total Fixed Assets	6,648	11,131
Total Assets	42,611	113,902
Total Liabilities	1,626	10,492

Total Assets Less Liabilities	40,985	103,410

Equity:
Shareholders Capital/Capital Raise	36,439	36,439
Share Premium	43	43
Retained Earnings and Distributable Reserves	4,503	66,928
Total Equity	40,985	103,410

Cash Flow Statement	2025E(1)	2026E
(USD 000’s)
Cash flow from Operations	(2,174)	48,182
Cash flow from Investing	(2,137)	(5,713)
Cash flow from Financing	35,439	—
Closing Cash Balance	31,697	74,167
FCF	(4,311)	42,469
FCF Conversion (%)	283%	51%

Air Water’s management prepared the Original Projections in May 2025 for the years ending December 31, 2025 and December 31, 2026 by assessing Air Water’s then current business and the quickly evolving nature of Air Water’s industry. In developing the Original Projections, numerous significant assumptions were made with respect to Air Water’s business through the year ending December 31, 2027, including the assumed completion of the Business Combination in the first quarter of 2026 with proceeds from the Trust Account and from the PIPE Investments to help implement Air Water’s growth strategy after the Business Combination. Similarly, costs projected at the time were made based on the best information available to Air Water’s management at the time.

The Original Projections were prepared to provide the Inflection Point management team and the Inflection Point Board with an outlook for Air Water’s revenue path over the two-year period and to identify critical resources necessary to grow revenue from key markets. This two-year forecast period allowed Air Water’s management to consider trends based on more recent data, which Air Water’s management believed to be more representative of current market conditions. The Original Projections reflected management’s estimates and assumptions as of May 2025 and as of the date of this proxy statement/prospectus, no longer reflect the views of Air Water management regarding Air Water’s future performance, due primarily to delays in permitting, power and equipment availability with respect to the timing and ramp up of its Hialeah Facility (the “Hialeah Facility”), which are described in “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity — Liquidity, Capital Commitments and Resources”.

In developing the Original Projections, the management team of Air Water gave consideration to numerous significant assumptions and estimates for the period covered by the Company Projections, including, but not limited to:

•        The projected increase in revenue from approximately $14.5 million in 2025 to $193.9 million in 2026 primarily driven by the anticipated commercialization and ramp-up of the Company’s U.S. production capacity, which was expected to increase production capacity from de minimis levels in 2025 to approximately 140,000 liters per day by the second quarter of 2026. Key assumptions in this projection included:

•        a 5% year-over-year increase in the selling prices and rental prices of Air Water’s products. This price increase assumption was based on increased public awareness and acceptance of our products, coupled with product enhancements, which we believed would allow us to command higher prices;

•        the construction of a new facility in the United States capable of producing 70,000 liters per day of single use bottles and 70,000 liters per day of single use cans;

•        the launch of Air Water’s B2B and B2C e-commerce channels in the United States beginning in 2026 leading to a projected full sell-through of production capacity in the United States. The increased production capacity and associated revenue was primarily driven by the commencement of full scale operations in the new United States facility which was projected to grow from zero liters to 140,000 liters of production in the second quarter of 2026;

•        Air Water’s ability to expand its total addressable market by significantly expanding its sales in the Middle East and the U.S. due to the following assumptions:

•        expected expansion into North America in the first half of 2026 with marketing and e-commerce channels driving full sell through of the new United States facility capacity;

•        expanding into the industrial water industry leading to a forecasted approximate 2X increase in AWG sales over the course of 2026;

•        an increase in customer confidence and commitment to sustainable sources of water;

•        that Air Water’s increases in revenue would grow faster than its operational expenses, due to the following assumptions:

•        a 5% year-over-year decrease in cost of revenue of sales. This decrease assumption was based on economies of scale resulting in lower operational expenses per unit;

•        the belief that operational efficiency would improve through automation and cost saving measures and strategic partnerships fostering distribution channels;

•        the continued increase in the size of the total addressable and serviceable markets due to continuing concerns over climate change, water scarcity, rapid urbanization and population growth, decarbonization targets set by governments such as the EU and U.S., and increasing prevalence of plastic waste reduction measures;

•        the continued expansion of Air Water’s product offering;

•        continued investment in research and development to enable the introduction of future products with feature improvements, such as improved coil development and electronic cooling options for the AWG system and remote payment solutions, enabling Air Water to maintain the competitiveness of Air Water’s product offerings relative to those of its competitors;

•        Air Water’s ability to continue to establish and expand its sales team in North America and other regions of the world to address the expected increase in product demand and the expansion of its product offerings; and

•        expected hiring plans and operating expenses, including increases in costs to support growth.

The projected increase in revenue was based on a variety of operational assumptions, including increased penetration in the North American market. The revenue projection assumed that markets for our products would continue to develop in accordance with management’s expectations and that our revenues would continue to grow faster than our operational expenses. Factors that may affected Air Water’s projected revenue growth included changes in the volume and average sales prices of its products and solutions and the ability to offer products that meet the expectations of the constantly evolving air-to-water industry and the failure of a market to develop as expected, or at all, for air-to-water solutions as this is a relatively new market.

The projected increase in net income was driven primarily by higher revenue and cost and operational efficiency in addition to competitive advantages and economies of scale. Factors that affected Air Water’s net income are revenue and sales volume, cost of goods sold, operating expenses, interest expenses, depreciation and amortization, and non-operating income and expenses.

Inflection Point’s management and Air Water’s management were in regular contact by phone and email beginning in May 2025, and discussed Air Water’s operations, its execution on its business plan, the timing of the Business Combination and related matters. As part of these discussions, Air Water’s management shared with Inflection Point’s management how Air Water’s business was growing and the expected sources of growth.

The Updated Projections

In March 2026, due to operational developments observed since the Original Projections were prepared, including unanticipated factors that have arisen with the passage of time and impacted Air Water’s actual results in fiscal 2025 and through the date of this filing, Air Water management determined the Original Projections no longer reflected the views of Air Water management about its future performance. In March 2026, Air Water management determined it was appropriate to prepare Updated Projections to reflect Air Water’s performance outlook for the years ending December 31, 2026 and December 31, 2027, based on adjusted assumptions and expectations as of the time the Updated Projections were prepared. For additional information regarding the discussions relating to the Updated Projections, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination”. The key changes to the underlying assumptions used to prepare the Updated Projections, as compared to the Original Projections are described below under “— Material Assumptions Underlying the Updated Projections”.

The following table sets forth a summary of the material elements of the Updated Projections that Inflection Point’s management reviewed with the Inflection Point Board:

Below is a summary of the Updated Projections prepared by Air Water.

(USD 000’s)	2026E	2027E
Cans Produced	2,869	31,734
Bottles Produced	5,862	37,769
Canning Net Revenue	$3,737	$39,667
$ / Can	$1.30	$1.25
Bottling Net Revenue	$14,654	$94,422
$ / Bottle	$2.50	$2.50
Total Net Revenue	$18,391	$134,090
Canning Operating Costs	$1,460	$11,911
Canning Gross Margin	$2,277	$27,756
GM%	60.9%	70.0%
Bottling Operating Costs	$10,258	$47,307
Botling Gross Margin	$4,396	$47,115
GM%	30.0%	49.9%
Total Gross Margin	$6,673	$74,872
GM%	36.3%	55.8%
Restructuring Costs	$4,236	$—
SG&A	$19,898	$19,778
EBITDA	$(17,461)	$55,094
CAPEX – Hialeah	$16,400	$8,300
CAPEX – Facility 2	$9,609	$15,091
CAPEX – Inventory/Other	$7,130	$—
Total CAPEX	$33,139	$23,391
Change in Net Working Capital	$(11,994)	$(21,803)
Free Cash Flow	$(62,594)	$9,900

Following discussions regarding Air Water’s revised financial forecast and growth outlook, Air Water’s management prepared the Updated Projections in April 2026 for the years ending December 31, 2026 and December 31, 2027 by assessing Air Water’s current business and revised estimates of capital costs and timing of production from the Hialeah Facility, incorporated the latest pricing inputs from initial U.S. sales, incorporated observed product costs from current U.S. outsourced manufacturing operations, and updated estimates of overhead costs in preparation for public company operations. In developing the Updated Projections, numerous significant assumptions and sensitivities to support Air Water’s management assessment of Air Water’s liquidity and capital needs were made through the year ending December 31, 2027, including the assumed completion of the Business Combination in the third quarter of 2026 with proceeds from the Trust Account and from the PIPE Investments to help implement Air Water’s growth strategy after the Business Combination. Similarly, costs projected were made based on the best information available to Air Water’s management at the time.

The Updated Projections were prepared to provide the Inflection Point management team and the Inflection Point Board with an outlook for Air Water’s revenue path over the two-year period and to identify critical resources and capital necessary to grow revenue from key markets. This two-year forecast period allowed Air Water’s management to consider trends based on more recent data, which Air Water’s management believed to be more representative of current market conditions. The Updated Projections reflected management’s views of Air Water’s future performance as of April 2026, based on available information and estimates and assumptions as of such date. Air Water management affirmed to the Inflection Point Board that the Updated Projections reflect the views of Air Water management regarding Air Water’s future performance as of the date of this proxy statement/prospectus.

Material Assumptions Underlying the Updated Projections

The following is a summary of the principal changes in Air Water’s material assumptions from the Original Projections to the Updated Projections, as prepared by management in April 2026:

•        Assumptions related to the operation of the Hialeah Facility, including:

o       a delay in achieving full-scale production at the Hialeah Facility (including both canning and bottling operations), shifting the expected start date from April 2026 to April 2027;

o       a reduction in assumed water production at the fully operational Hialeah Facility from approximately 100,000 liters per day to approximately 80,000 liters per day due to additional observed data around performance at varying ambient temperatures and asset uptime;

o       an increase in capital cost estimates for the Hialeah Facility expenditures from approximately $6.0 million in the third quarter of 2026 to approximately $25.0 million throughout the second, third, and fourth quarters of 2026 due to utility infrastructure, production equipment, phased canning and bottling expansion, engineering, permitting, and related construction costs;

•        Assumptions related to market reaction to, and feedback regarding, Air Water’s business, including:

o       the reduction of assumed bottle and can net selling prices to reflect updated market data, as well as discount and allowance data derived from initial U.S. sales activities and related market feedback received from Southern Glazer’s Wine and Spirits and customers;

•        Air Water’s management decision to prioritize scaling bottling and canning sales and to exclude machine sales revenue from the Updated Projections;

•        Air Water’s management decision to reallocate UAE assets to further scale U.S. canning and bottling operations and to exclude bottling sales associated with UAE operations from the Updated Projections;

•        Contingent on capital availability and sufficient demand signals, the commencement of operations of a second U.S. facility in June 2027 with projected capital costs and production levels generally consistent with the revised assumptions for the Hialeah Facility; and

•        working capital assumptions relating to accounts receivable and accounts payable timing, as well as inventory build requirements associated with anticipated production and sales growth.

Changes in any of the above assumptions, in addition to the other factors discussed above, could cause our Updated Projections not to be achieved.

As described above, the Company Projections were based on Air Water’s estimates and assumptions as of April 2026 concerning the various factors noted above, which were subject to significant risks and uncertainties. The Company’s actual results through the period covered by the Company Projections may differ materially from the Company Projections derived therefrom. Accordingly, you are cautioned not to place undue reliance on the financial projections set out above in making a decision regarding the Business Combination. For further information, see the section titled “Risk Factors.”

The Company Projections formed only a part of the diligence undertaken by Inflection Point’s management and the Inflection Point Board in connection with the approval of the Business Combination and the Inflection Point Board’s recommendation to the Inflection Point shareholders. The Company Projections were some of several inputs in the evaluation of the Business Combination that were considered by the Inflection Point Board. In light of the number and variety of factors considered by the Inflection Point Board, the Inflection Point Board did not consider it practicable to and did not attempt to quantify or otherwise assign relative weights to any of the foregoing inputs and based its decision on all of the information available and the factors presented to and considered by it.

At the time of the approval of the Business Combination and the Second BCA Amendment, the Inflection Point Board was fully aware of the subjective nature of the Company Projections, and the fact that the Company Projections reflect numerous assumptions including, but not limited to, general market conditions, operational costs and regulatory changes.

The Inflection Point Board was also aware that the Company Projections did not provide a guarantee of Air Water’s ultimate performance as Air Water has not made and does not intend to make representations or warranties regarding the accuracy, reliability, appropriateness, or completeness of the Company Projections to anyone. As discussed elsewhere in this proxy statement/prospectus, the Company Projections represented only some of the various factors considered by the Inflection Point Board in approving the Business Combination and the Second BCA Amendment, and recommending that Inflection Point shareholders approve the transaction, and the Inflection Point Board did not place an undue reliance on the Company Projections. Other inputs considered by the Inflection Point Board are described in the section of this proxy statement/prospectus titled “Proposal No. 1 — The Business Combination Proposal — The Inflection Point Board’s Reasons for the Approval of the Business Combination.”

Fairness Opinion of Newbridge Securities Corporation

Inflection Point retained Newbridge to act as its financial advisor in connection with entering into the Business Combination Agreement. Newbridge, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Inflection Point selected Newbridge to act as its financial advisor in connection with entering into the Business Combination Agreement on the basis of Newbridge’s experience in similar transactions and its reputation in the investment community.

Original Fairness Opinion

On August 20, 2025, at a meeting of the Inflection Point Board held to evaluate the Business Combination Agreement (based on the Business Combination Agreement in the form proposed at that time), Newbridge delivered to the Inflection Point Board a presentation, and was confirmed by delivery of the written Original Fairness Opinion, dated August 21, 2025, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in the Original Fairness Opinion, each of (i) the Aggregate Base Consideration (based on the Business Combination Agreement in the form proposed at that time) to be paid by Inflection Point to the shareholders of Air Water in the Business Combination is fair, from a financial point of view, to the Inflection Point Unaffiliated Shareholders and (ii) the Business Combination has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held by Inflection Point in its Trust Account for the benefit of holders of Inflection Point’s Public Shares (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement.

The full text of the Original Fairness Opinion to the Inflection Point Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex F hereto and is incorporated by reference herein in its entirety. The following summary of the Original Fairness Opinion is qualified in its entirety by reference to the full text of the opinion. Newbridge delivered the Original Fairness Opinion to the Inflection Point Board for the benefit and use of the Inflection Point Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Business Combination Agreement (in the form proposed at that time) from a financial point of view. The Original Fairness Opinion also does not address the relative merits of entering the Business Combination Agreement (in the form proposed at that time) as compared to any alternative business strategies or transactions that might exist for Inflection Point, or the underlying business decision of Inflection Point whether to proceed with those business strategies or transactions.

In connection with rendering the Original Fairness Opinion, Newbridge, among other things:

•        considered its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions, and business and securities valuations generally;

•        reviewed various drafts of the Business Combination Agreement (in the form proposed at that time);

•        reviewed Inflection Point’s publicly available last two fiscal quarters of historical financial results (Q2-2025 – Q3-2025);

•        reviewed publicly available financial information of Inflection Point filed with the U.S. Securities & Exchange Commission, including its Form 10-Ks and 10-Qs, and certain reports on material events filed on Forms 8-K from April 24, 2025, through August 19, 2025;

•        conducted discussions with Inflection Point’s management team to better understand Inflection Point’s recent business history, and near-term financials;

•        conducted discussions with Air Water’s management team to better understand Air Water’s recent business history, review of near-term Original Projections and drivers of growth;

•        performed a Public Company Comparable analysis of similar companies to Air Water, that included variables such as companies trading on a U.S. Stock Exchange, and have businesses in the “Water Treatment & Purification” and “Non-Alcoholic Beverages” sectors to attain Q2-2026E (adjusted) Enterprise Value/Revenue multiples; and

•        performed an M&A transaction comparable analysis of similar companies to Air Water that operate globally, and operate in the “Water Treatment & Purification” and “Non-Alcoholic Beverages” sectors, to derive certain implied historical Enterprise Value/Revenue multiples.

In conducting its review and arriving at its opinion, Newbridge did not independently verify any of the foregoing information and Newbridge assumed and relied upon such information being accurate and complete in all material respects, and Newbridge further relied upon the assurances of management teams of both Inflection Point and Air Water that they are not aware of any facts that would make any of the information reviewed by Newbridge inaccurate, incomplete or misleading in any material respect. In addition, Newbridge has not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities, including any ongoing litigation and administrative investigations, if any, of Air Water, nor has Newbridge been furnished with any such valuation or appraisal. In addition, Newbridge has not assumed any obligation to conduct, nor has it conducted any physical inspection of the properties or facilities of Air Water.

The issuance of the Original Fairness Opinion was approved by an authorized internal committee of Newbridge. The Original Fairness Opinion was necessarily based on economic, market and other conditions as they existed and can be evaluated on, and the information made available to it on, the date thereof. Newbridge expressed no opinion as to the underlying valuation, future performance or long-term viability of Inflection Point and its successors. Further, Newbridge expressed no opinion as to what the value of Inflection Point Ordinary Shares actually will be when the Business Combination is consummated or the prices at which Inflection Point Ordinary Shares will trade at any time. It should be understood that, although subsequent developments may affect Newbridge’s opinion, Newbridge does not have any obligation to update, revise or reaffirm its opinion and has expressly disclaimed any responsibility to do so.

The following represents a brief summary of the material financial analyses reviewed by the Inflection Point Board and performed by Newbridge in connection with the Original Fairness Opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Newbridge, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Newbridge. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Newbridge.

Financial Analyses.    Newbridge employed various methods to analyze the range of Implied Equity Values of the Company.

Comparable Public Company Analysis

To calculate the implied equity value of the operating business, Newbridge first obtained the Q2-2026E (Adjusted) Enterprise Value/Revenue multiples from a total of eleven (11) comparable public companies, in two different subsectors identified by Newbridge that most resembled Air Water’s business, and applied to Air Water’s Q2-2026E (Adjusted) Revenue estimates.

The public company comparables were selected using the following criteria: (i) listed on a major Stock Exchange in the United States, (ii) operate in the “water treatment and purification” or “non-alcoholic beverage” sectors, and (iii) had forecasted Sales data for 2025 and 2026.

•        The average Q2-2026E (Adjusted) EV/Revenue multiple for the “water treatment and purification” sector was 4.2x.

•        The average Q2-2026E (Adjusted) EV/Revenue multiple for the “non-alcoholic beverages” sector was 4.5x.

The average of these two multiples was 4.4x and that was then multiplied by Air Water’s trailing last twelve-month Revenue estimates as of Q2-2026E of $101.9M, to derive an Enterprise Value of $444.1M.

The Net Debt (of -$2.2M) was added (+2.9M in cash and -$5.1M in Debt) to the Enterprise Value to obtain an Implied Equity Value using this analysis of $441.9M.

The table below summarizes certain observed historical and projected financial performance and trading multiples of the selected public companies were sourced from S&P Capital IQ data as of August 19, 2025.

Industry: Water Treatment & Purification

Company Name	Stock Price	Market Capitalization	Enterprise Value	Revenue		EV/Revenue
				2025E	2026E	2025E	2026E
Ecolab Inc.	$283.7	$80,453.0	$87,529.8	$16,030.5	$16,907.4	5.5x	5.2x
Xylem Inc.	$141.8	$34,522.8	$35,711.8	$8,947.6	$9,405.5	4.0x	3.8x
Flowserve Corporation	$52.8	$6,904.0	$7,998.6	$4,809.8	$5,007.4	1.7x	1.6x
Badger Meter, Inc.	$187.7	$5,530.1	$5,364.9	$925.8	$1,004.6	5.8x	5.3x
H2O America	$50.4	$1,779.5	$3,631.7	$801.6	$836.3	4.5x	4.3x
Energy Recovery, Inc.	$14.4	$767.1	$698.2	$151.5	$170.7	4.6x	4.1x
MEDIAN						4.6x	4.2x

Industry: Non-Alcoholic Beverages

Company Name	Stock Price	Market Capitalization	Enterprise Value	Revenue		EV/Revenue
				2025E	2026E	2025E	2026E
Monster Beverage Corp.	$64.0	$62,481.6	$60,474.9	$8,071.2	$8,739.4	7.5x	6.9x
Keurig Dr Pepper Inc.	$35.2	$47,789.8	$65,955.8	$16,244.7	$16,926.0	4.1x	3.9x
Celsius Holdings, Inc.	$60.5	$15,598.0	$16,704.2	$2,361.0	$2,909.3	7.1x	5.7x
Primo Brands Corporation	$24.8	$9,270.8	$14,584.5	$6,743.2	$7,031.3	2.2x	2.1x
The Vita Coco Company, Inc.	$33.9	$1,928.6	$1,776.3	$581.4	$650.7	3.1x	2.7x
MEDIAN						4.1x	3.9x

Precedent Transaction Company Analysis

Newbridge analyzed the last ~7 years (since July 2018) of M&A transaction data in the “water treatment and purification” and “non-alcoholic beverages” sectors to find similar transactions where the targets being acquired most resembled Air Water’s business. The universe of transactions where there were similarities to Air Water’s business, and where financial data was recorded for the transaction value was generally limited, as is usually the case versus Public Comparables.

The criteria used for the selected transactions were those in which the targets most resembled the Business Combination, and included (i) targets that were in the “water treatment and purification” or “non-alcoholic beverages” sectors, (ii) no geographical limitations to where the targets had corporate headquarters, (iii) transactions wherein the identified the EV/Revenue multiple was known.

•        The average EV/Revenue multiple for the “water treatment and purification” sector was 3.8x.

•        The average EV/Revenue multiple for the “non-alcoholic beverages” sector was 3.9x.

The average of these multiples (3.85x) was then multiplied by Air Water’s Q2-2026E (Adjusted) Revenue estimates of $101.9M, to derive an Enterprise Value of $391.9M.

The Net Debt (of -$2.2M) was added (+2.9M in cash and -$5.1M in Debt) to the Enterprise Value to obtain an Implied Equity Value using this analysis of $389.7M.

Industry: Water Treatment & Purification

M&A Closed DATE	Target/Issuer	Transaction Value	Buyers/Investors	Implied Enterprise Value/Revenue (x)	Geographic Region
04/11/2024	WaterTech of Sweden AB	$3.7	Sdiptech AB (publ) (OM: SDIP B)	2.0x	Europe
04/30/2024	Global Surgical Solutions Business of Ecolab Inc.	$950.0	Medline Industries, Inc.	2.4x	LATAM
06/25/2024	Owatec Group Oy	$17.5	Sulzer Ltd (SWX: SUN)	2.4x	US & Canada
08/26/2024	ECORBIT Co., Ltd	$2,033.7	IMM Private Equity, Inc.	4.0x	Asia/Pacific
10/18/2024	Sebitchem Co., LTD (KOSDAQ: A107600)	$2.8	Sangol Co., Ltd.	4.3x	Europe
01/31/2025	SmartCover Systems, Inc.	$184.9	Badger Meter, Inc. (NYSE: BMI)	5.3x	Europe
06/13/2025	Water Solutions business of LG Chem, Ltd	$1,026.0	Korea Water Resources Corporation	6.3x	Europe
			Average	3.4x

Industry: Beverages (Non-alcoholic)

M&A Closed DATE	Target/Issuer	Transaction Value	Buyers/Investors	Implied Enterprise Value/Revenue (x)	Geographic Region
07/12/2018	Etablissements Geyer Freres	$103.4	Royal Unibrew A/S	2.3x	Europe
09/26/2018	Arca Continental Lindley S.A.	$506.8	AC Bebidas, S. de R.L. de C.V.	2.2x	LATAM & Caribbean
02/26/2018	Primo Water Corporation	$673.0	Primo Water Corporation	2.4x	US & Canada
05/10/2021	Coca-Cola Europacific Partners API Pty Ltd.	$7,558.1	Coca-Cola Europacific Partners	2.4x	Asia/Pacific
05/31/2021	LevlUp GmbH	$45.8	Glanbia plc (ISE: GL9)	2.9x	Europe
07/07/2021	Mc Energy S.A.S.	$97.1	Etablissements Geyer Freres	5.9x	Europe
10/21/2022	Tata Consumer Products UK Group Limited	$75.5	Tata Consumer Products Limited	2.5x	Europe
03/10/2023	We r-eticsoul S.r.l.	$10.1	Compagnia dei Caraibi S.p.A.	4.2x	Europe
04/05/2024	PT Industri Jamu dan Farmasi Sido Muncul Tbk	$233.0	NA	5.7x	Asia/Pacific
08/23/2024	Abelei, Inc.	$48.0	T. Hasegawa U.S.A. Inc.	5.8x	US & Canada
10/03/2024	Round the Cocktails Private Limited	$6.6	Tilaknagar Industries Ltd.	6.4x	Asia/Pacific
01/08/2025	Yerbaé Brands Corp.	$22.3	Safety Shot, Inc. (NASDAQ: SHOT)	3.8x	US & Canada
			Average	3.9x

Miscellaneous

The discussion set forth above is a summary of the material financial analyses presented by Newbridge to the Inflection Point Board in connection with the Original Fairness Opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Newbridge believes that its analyses summarized above must be considered as a whole. Newbridge further believes that selecting portions of its analyses and the factors considered, or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Newbridge’s analyses and opinion.

The estimates of the future performance of Inflection Point in or underlying Newbridge’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Newbridge’s analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the valuations resulting from, the analyses described above are inherently subject to substantial uncertainty and should not be taken to be Newbridge’s view of the actual value of the Inflection Point Ordinary Shares.

Conclusion

The values derived from the different analyses that Newbridge used for the Original Fairness Opinion show a range between $389.7M to $441.9M. The Aggregate Base Consideration (based on the Business Combination Agreement in the form proposed at that time) to be received by the shareholders of Air Water of $300.0M is below the valuation range of the Analyses.

Based upon and subject to the foregoing, it is our Opinion that, on the date August 20, 2025, such each of (i) the Aggregate Base Consideration (based on the Business Combination Agreement in the form proposed at that time) to be paid by Inflection Point in the Business Combination is fair, from a financial point of view, to the Inflection Point Unaffiliated Shareholders and (ii) the Business Combination has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held by Inflection Point in its Trust Account for the benefit of holders of Inflection Point’s Public Shares (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the initial execution of the Business Combination Agreement.

The type and amount of consideration payable in the Business Combination Agreement (in the form proposed at that time) was determined through negotiations between Inflection Point and Air Water, and was approved by the Inflection Point Board. The decision to enter into the Business Combination Agreement was solely that of the Inflection Point Board. As described above, Newbridge’s opinion and analyses were only one of many factors considered by the Inflection Point Board in its evaluation of entering into the Business Combination Agreement (in the form proposed at that time) and should not be viewed as determinative of the views of the Inflection Point or Air Water’s management with respect to entering into the Business Combination Agreement (in the form proposed at that time).

Fees and Expenses

As compensation for Newbridge’s services in connection with the rendering of the Original Fairness Opinion to the Inflection Point Board, Inflection Point agreed to pay Newbridge a fee of $75,000. $10,000 of the fee was paid as a retainer, $55,000 was paid upon delivery of the Original Fairness Opinion, and $10,000 was paid upon the initial filing of this proxy statement/prospectus. No portion of Newbridge’s fee is refundable or contingent upon the conclusion reached in the Original Fairness Opinion.

Updated Fairness Opinion

On May 29, 2026, at a meeting of the Inflection Point Board held to evaluate the Second BCA Amendment and the Business Combination Agreement as amended thereby, Newbridge delivered to the Inflection Point Board a presentation, and was confirmed by delivery of a written opinion, dated June 1st, 2026, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its written opinion, each of (i) the Total Pre-Money Consideration (based on the Business Combination Agreement as amended by the Second BCA Amendment) to be paid by Inflection in the Second Merger is fair, from a financial point of view, to the Inflection Point Unaffiliated Shareholders, and (ii) the Business Combination had an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held in the Trust Account for the benefit of the Public Shareholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the execution of the Second BCA Amendment.

The full text of the Updated Fairness Opinion to the Inflection Point Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex G hereto and is incorporated by reference herein in its entirety. The following summary of the Updated Fairness Opinion is qualified in its entirety by reference to the full text of the opinion. Newbridge delivered the Updated Fairness Opinion to the Inflection Point Board for the benefit and use of the Inflection Point Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Business Combination Agreement (as it would be amended by the Second BCA Amendment) from a financial point of view. The Updated Fairness Opinion also does not address the relative merits of entering the Business Combination Agreement (as it would be amended by the Second BCA Amendment) as compared to any alternative business strategies or transactions that might exist for Inflection Point, or the underlying business decision of Inflection Point whether to proceed with those business strategies or transactions.

In connection with rendering the Updated Fairness Opinion, Newbridge, among other things:

•        considered our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions, and business and securities valuations generally;

•        reviewed various drafts of the Business Combination Agreement (as it would be amended by the Second BCA Amendment);

•        reviewed Inflection Point’s publicly available last five fiscal quarters of historical financial results (Q1-2025 – Q1-2026);

•        reviewed publicly available financial information of Inflection Point filed with the U.S. Securities & Exchange Commission, including its Form 10-Ks and 10-Qs, and certain reports on material events filed on Forms 8-K between April 24th, 2025, through May 29th, 2026;

•        conducted discussions with Inflection Point’s management team to better understand Inflection Point’s recent business history, and near-term financials;

•        conducted discussions with Air Water’s management team to better understand Air Water’s recent business history, review of near-term financial projections and drivers of growth;

•        performed a Public Company Comparable analysis of similar companies to Air Water, that included variables such as companies trading on a U.S. Stock Exchange, and have businesses in the “Water Treatment & Purification” and “Non-Alcoholic Beverages” sectors to attain Q2-2027E (adjusted) Enterprise Value/Revenue multiples; and

•        performed an M&A transaction comparable analysis of similar companies to Air Water that operate globally and operate in the “Water Treatment & Purification” and “Non-Alcoholic Beverages” sectors, to derive certain implied historical Enterprise Value/Revenue multiples.

In conducting its review and arriving at its opinion, Newbridge did not independently verify any of the foregoing information and Newbridge assumed and relied upon such information being accurate and complete in all material respects, and Newbridge further relied upon the assurances of management teams of both Inflection Point and Air Water that they are not aware of any facts that would make any of the information reviewed by Newbridge inaccurate, incomplete or misleading in any material respect. In addition, Newbridge has not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities, including any ongoing litigation and administrative investigations, if any, of Air Water, nor has Newbridge been furnished with any such valuation or appraisal. In addition, Newbridge has not assumed any obligation to conduct, nor has it conducted any physical inspection of the properties or facilities of Air Water.

The issuance of Newbridge’s opinion was approved by an authorized internal committee of Newbridge. Newbridge’s opinion is necessarily based on economic, market and other conditions as they exist and can be evaluated on, and the information made available to it on, the date thereof. Newbridge expressed no opinion as to the underlying valuation, future performance, or long-term viability of Inflection Point and its successors. Further, Newbridge expressed no opinion as to what the value of the shares of Inflection Point Ordinary Shares actually will be when the Business Combination is consummated or the prices at which shares of Inflection Point Ordinary Shares will trade at any time. It should be understood that, although subsequent developments may affect Newbridge’s opinion, Newbridge does not have any obligation to update, revise, or reaffirm its opinion and has expressly disclaimed any responsibility to do so.

The following represents a brief summary of the material financial analyses reviewed by the Inflection Point Board and performed by Newbridge in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Newbridge, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Newbridge. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Newbridge.

Financial Analyses.    Newbridge employed various methods to analyze the range of Implied Equity Values of the Company.

Comparable Public Company Analysis

To calculate the implied equity value of the operating business, Newbridge first obtained the Q2-2027E (Adjusted) Enterprise Value/Revenue multiples from a total of eleven (11) comparable public companies, in two different subsectors identified by Newbridge that most resembled Air Water’s business and applied to Air Water’s Q2-2027E (Adjusted) Revenue estimates.

The public company comparables were selected using the following criteria: (i) listed on a major Stock Exchange in the United States, (ii) operates in the “water treatment and purification” or “non-alcoholic beverage” sectors, and (iii) had established 2026E and 2027E Revenue estimates.

•        The average Q2-2027E (Adjusted) EV/Revenue multiple for the “water treatment and purification” sector was 3.5x.

•        The average Q2-2027E (Adjusted) EV/Revenue multiple for the “non-alcoholic beverages” sector was 4.3x.

The average of these two multiples was 3.94x and that was then multiplied by AWVL’s Q2-2027E (Adjusted) Revenue estimates of $76.2M, to derive an Enterprise Value of $300.1M.

The Net Debt (of $5.0M) was subtracted (+$10.0M in cash and -$5.0M in Debt) from the Enterprise Value to obtain an Implied Equity Value using this analysis of $305.1M.

The table below summarizes certain observed historical and projected financial performance and trading multiples of the selected public companies were sourced from S&P Capital IQ data as of May 28, 2026.

Industry: Water Treatment & Purification

Company Name	Stock Symbol	Stock Price	Market Capitalization	Enterprise Value	Revenue	Revenue	EV/ Revenue	EV/ Revenue	EV/ Revenue
					2026E	2027E	2026E	2027E	H2–2027E
Ecolab Inc.	NYSE:ECL	$260.3	$73,244.1	$82,018.9	$17,700.5	$18,808.8	4.6x	4.4x	4.5x
Xylem Inc.	NYSE:XYL	$109.3	$25,968.0	$27,478.0	$9,250.1	$9,613.3	3.0x	2.9x	2.9x
Flowserve Corporation	NYSE:FLS	$75.2	$9,612.4	$10,778.3	$4,879.7	$5,233.3	2.2x	2.1x	2.1x
Badger Meter, Inc.	NYSE:BMI	$124.7	$3,640.6	$3,435.2	$920.2	$996.1	3.7x	3.4x	3.6x
H2O America	NasdaqGS:HTO	$57.3	$2,395.8	$4,116.9	$868.9	$925.5	4.7x	4.4x	4.6x
Energy Recovery, Inc.	NasdaqGS:ERII	$8.6	$444.8	$367.5	$92.9	$120.1	4.0x	3.1x	3.5x
								AVERAGE	3.5x

Industry: Non-Alcoholic Beverages

Company Name	Stock Symbol	Stock Price	Market Capitalization	Enterprise Value	Revenue		EV/Revenue
					2026E	2027E	2026E	2027E	H2-2027E
Monster Beverage Corporation	NasdaqGS:MNST	$88.0	$86,054.9	$83,164.4	$9,539.5	$10,324.7	8.7x	8.1x	8.4x
Keurig Dr Pepper Inc.	NasdaqGS:KDP	$30.0	$40,871.2	$77,203.2	$26,252.8	$29,835.3	2.9x	2.6x	2.8x
Celsius Holdings, Inc.	NasdaqCM:CELH	$33.2	$8,492.4	$10,379.0	$3,344.9	$3,671.7	3.1x	2.8x	3.0x
Primo Brands Corporation	NYSE:PRMB	$24.9	$9,024.5	$14,445.2	$6,778.6	$7,013.5	2.1x	2.1x	2.1x
The Vita Coco Company, Inc.	NasdaqGS:COCO	$77.4	$4,419.4	$4,231.9	$735.3	$823.3	5.8x	5.1x	5.4x

Precedent Transaction Company Analysis

Newbridge analyzed the last ~8 years (since July 2018) of M&A transaction data in the “water treatment and purification” and “non-alcoholic beverages” sectors to find similar transactions where the targets being acquired most resembled Air Water’s business. The universe of transactions where there were similarities to Air Water’s business, and where financial data was recorded for the transaction value was generally limited, as is usually the case versus Public Comparables.

The criteria used for the selected transactions were those in which the targets most resembled the Business Combination, and included (i) targets that were in the “water treatment and purification” or “non-alcoholic beverages” sectors, (ii) no geographical limitations to where the targets had corporate headquarters, (iii) transactions wherein the identified the EV/Revenue multiple was known.

•        The average EV/Revenue multiple for the “water treatment and purification” sector was 3.6x.

•        The average EV/Revenue multiple for the “non-alcoholic beverages” sector was 3.7x.

The average of these multiples (3.69x) was then multiplied by AWVL’s Q2-2027E (Adjusted) Revenue estimates of $76.2M, to derive an Enterprise Value of $281.0M.

The Net Debt (of $5.0M) was subtracted (+$10.0M in cash and -$5.0M in Debt) from the Enterprise Value to obtain an Implied Equity Value using this analysis of $286.0M.

Industry: Water Treatment & Purification

M&A Closed Date	Target/Issuer	Transaction Value(1)	Buyers/Investors	Implied Enterprise Value/Revenue (x)	Geographic Region
07/12/2018	Etablissements Geyer Freres	$103.4	Royal Unibrew A/S	2.3x	Europe
09/26/2018	Arca Continental Lindley S.A.	$506.8	AC Bebidas, S. de R.L. de C.V.	2.2x	Latin America and Caribbean
02/28/2020	Primo Water Corporation	$673.0	Primo Water Corporation	2.4x	United States and Canada
05/10/2021	Coca-Cola Europacific Partners API Pty Ltd.	$7,558.1	Coca-Cola Europacific Partners PLC	2.4x	Asia / Pacific
05/31/2021	LevlUp GmbH	$45.8	Glanbia plc (ISE:GL9)	2.9x	Europe
07/07/2021	Mc Energy S.A.S.	$97.1	Etablissements Geyer Freres	5.9x	Europe
10/21/2022	Tata Consumer Products UK Group Limited	$75.5	Tata Consumer Products Limited	2.5x	Europe
03/10/2023	We r-eticsoul S.r.l.	$10.1	Compagnia dei Caraibi S.p.A.	4.2x	Europe
04/05/2024	PT Industri Jamu dan Farmasi Sido Muncul Tbk	$233.0	NA	5.7x	Asia/Pacific
08/23/2024	Abelei, Inc.	$48.0	T. Hasegawa U.S.A. Inc.	5.8x	United States and Canada
10/03/2024	Round the Cocktails Private Limited	$6.6	Tilaknagar Industries Ltd.	6.4x	Asia/Pacific
01/08/2025	Yerbaé Brands Corp.	$22.3	Safety Shot, Inc. (NasdaqCM:SHOT)	3.8x	US & Canada
03/27/2026	JDE Peet’s N.V.	23,967.18	Keurig Dr Pepper Inc.	2.0x	Europe
			Average	3.7x

Industry: Beverages (Non-alcoholic)

M&A Closed Date	Target/Issuer	Transaction Value(1)	Buyers/Investors	Implied Enterprise Value/Revenue (x)	Geographic Region
4/11/2024	WaterTech of Sweden AB	$3.70	Sdiptech AB (publ) (OM:SDIP B)	2.0x	Europe
4/30/2024	Global Surgical Solutions Business of Ecolab Inc.	$950.00	Medline Industries, Inc.	2.4x	LATAM
6/25/2024	Owatec Group Oy	$17.50	Sulzer Ltd (SWX:SUN)	2.4x	US & Canada
8/26/2024	ECORBIT Co.,Ltd	$2,033.70	IMM Private Equity, Inc.	4.0x	Asia/Pacific
10/18/2024	Sebitchem Co., LTD	$2.80	Sangol Co., Ltd.	4.3x	Europe
1/31/2025	SmartCover Systems, Inc.	$184.90	Badger Meter, Inc. (NYSE:BMI)	5.3x	Europe
6/13/2025	Water Solutions business of LG Chem, Ltd	$1,026.00	Korea Water Resources Corp.	6.3x	Europe
4/1/2026	CSD Water Service Co., Ltd.	$83.13	Jiangsu Xinchangzheng	3.4x	Asia/Pacific
9/5/2025	Eastern Water Resources Development	$19.44	NA	4.7x	Asia/Pacific
6/16/2025	GreenTech Environmental Co., Ltd.	$12.15	Guotai Haitong Securities Co., Ltd	3.1x	Asia/Pacific
9/22/2025	Kangda International Environmental Co. Ltd.	$1,374.46	China Water Affairs Group Ltd.	4.2x	Asia/Pacific
6/30/2025	Veolia Water Solutions & Technologies S.A.	$1,750.00	Veolia Environnement SA	1.6x	Europe
	Source: S&P Capital IQ as of August 19th, 2025		Average	3.6x

____________

(1)      in Millions of USD

Miscellaneous

The discussion set forth above is a summary of the material financial analyses presented by Newbridge to the Inflection Point Board in connection with the Updated Fairness Opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Newbridge believes that its analyses summarized above must be considered as a whole. Newbridge further believes that selecting portions of its analyses and the factors considered, or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Newbridge’s analyses and opinion.

The estimates of the future performance of Inflection Point in or underlying Newbridge’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Newbridge’s analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the valuations resulting from, the analyses described above are inherently subject to substantial uncertainty and should not be taken to be Newbridge’s view of the actual value of the Inflection Point Ordinary Shares.

Conclusion

The values derived from the different analyses that Newbridge used show a range between $286.0M to $305.1M, with a midpoint of $295.5M. The Total Pre-Money Consideration (as it would be amended by the Second BCA Amendment) to be received by the shareholders of Air Water of $200.0M is below the midpoint of the valuation range of the Analyses.

Based upon and subject to the foregoing, it is our Opinion that, on the date June 1st, 2026, such that Opinion, each of (i) the Total Pre-Money Consideration (as it would be amended by the Second BCA Amendment) to be paid by Inflection Point in the Business Combination is fair, from a financial point of view, to the Inflection Point Unaffiliated Shareholders and (ii) the Business Combination has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held by Inflection Point in its Trust Account for the benefit of holders of Inflection Point’s Public Shares (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Second BCA Amendment.

The type and amount of consideration payable in the Business Combination Agreement (as it would be amended by the Second BCA Amendment) was determined through negotiations between Inflection Point and Air Water and was approved by the Inflection Point Board. The decision to enter into the Second BCA Amendment was solely that of the Inflection Point Board. As described above, Newbridge’s opinion and analyses were only one of many factors considered by the Inflection Point Board in its evaluation of entering into the Second BCA Amendment and should not be viewed as determinative of the views of the Inflection Point or Air Water’s management with respect to entering into the Second BCA Amendment.

Fees and Expenses

Newbridge did not receive an additional fee for its services in connection with the rendering of the Updated Fairness Opinion.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination.

Estimated Sources and Uses (No Redemptions)

Sources		Uses
	($ in millions)		($ in millions)
Air Water Equity Rollover(1)	$200.0	Air Water Equity Rollover	$200.0
Cash in Trust Account(2)	$259.8	Cash to Balance Sheet	$326.1
Total PIPE Investments(3)	$96.0	Paydown of Existing Debt(4)	$5.0
		Estimated Transaction Expenses(5)	$24.7
Total sources	$555.8	Total uses	$555.8

____________

(1)      Represents the aggregate value of PubCo Ordinary Shares issued to Air Water shareholders at a deemed value of $10.27 per share (based on the approximate amount of funds in the Trust Account of $259.8 million as of December 31, 2025), which per-share value may change based on the redemption price (which change would result in either a decrease or increase in the total number of shares Air Water shareholders will receive). See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

(2)      Approximate amount of funds in the Trust Account of $259.8 million as of December 31, 2025.

(3)      Represents investments of (i) $4.0 million from the Pre-Signing PIPE Investment, (ii) $46.0 million from the Pre-Funded PIPE Investment and (iii) $46.0 million from the Closing PIPE Investment. The Closing PIPE Investment includes $1.0 million of fixed return payable under a facility agreement entered into between Air Water UK and a Closing PIPE Investor that will be converted into PubCo Series A Investor Warrants at closing of the Business Combination.

(4)      Represents the repayment of $5.0 million in outstanding indebtedness under the bridge loan facility provided by Sandia Investment Management LP (“Sandia”), as lender, to Air Water UK. Under the term loan facility, Sandia made up to $5.0 million available to Air Water UK for borrowings.

(5)      Represents an estimated amount inclusive of advisory, legal, and other miscellaneous fees, to be paid upon the close of the Business Combination. Includes $4.0 million paid to Cantor as part of the Underwriting Agreement in the Inflection Point IPO and an additional fee equal to 4.0% of cash that remains in the Trust Account at Closing.

Estimated Sources and Uses (Maximum Redemptions)

Sources		Uses
	($ in millions)		($ in millions)
Air Water Equity Rollover(1)	$200.0	Air Water Equity Rollover	$200.0
Cash in Trust Account	$—	Cash to Balance Sheet	$74.3
Total PIPE Investments(2)	$96.0	Paydown of Existing Debt(3)	$5.0
		Estimated Transaction Expenses(4)	$16.7
Total sources	$296.0	Total uses	$296.0

____________

(1)      Represents the aggregate value of PubCo Ordinary Shares issued to Air Water shareholders at a deemed value of $10.27 per share (based on the approximate amount of funds in the Trust Account of $259.8 million as of December 31, 2025), which per-share value may change based on the redemption price (which change would result in either a decrease or increase in the total number of shares Air Water shareholders will receive). See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

(2)      Represents investments of (i) $4.0 million from the Pre-Signing PIPE Investment, (ii) $46.0 million from the Pre-Funded PIPE Investment and (iii) $46.0 million from the Closing PIPE Investment. The Closing PIPE Investment includes $1.0 million of fixed return payable under a facility agreement entered into between Air Water UK and a Closing PIPE Investor that will be converted into PubCo Series A Investor Warrants at closing of the Business Combination.

(3)      Represents the repayment of $5.0 million in outstanding indebtedness under the bridge loan facility provided by Sandia Investment Management LP (“Sandia”), as lender, to Air Water UK. Under the term loan facility, Sandia made up to $5.0 million available to Air Water UK for borrowings.

(4)      Represents an estimated amount inclusive of advisory, legal, and other miscellaneous fees, to be paid upon the close of the Business Combination. Includes $4.0 million paid to Cantor as part of the Underwriting Agreement in the Inflection Point IPO.

Satisfaction of 80% Test

It is a requirement under the Inflection Point Organizational Documents and Nasdaq listing requirements that the target business acquired in Inflection Point’s initial business combination have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the execution of a definitive agreement for Inflection Point’s initial business combination. As of August 25, 2025, the date of the execution of the Business Combination Agreement, the balance of funds held in the Trust Account (after subtracting the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) was at least $244.4 million, and 80% thereof represents approximately $195.5 million. As of June 5, 2026, the date of the execution of the Second BCA Amendment, the balance of funds held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) was at least $251.5 million, and 80% thereof represents approximately $201.2 million. The Inflection Point Board considered all of the factors described above and the fact that the aggregate consideration for Inflection Point was the result of arm’s length negotiations with Air Water. As a result, the Inflection Point Board concluded that the fair market value of the business acquired was in excess of 80% of the assets held in the Trust Account (excluding any taxes payable on the interest earned on the Trust Account). In light of the financial background and experience of the members of Inflection Point’s management team and the Inflection Point Board, the Inflection Point Board believes that the members of the management team and the Inflection Point Board are qualified to determine whether the Business Combination meets the 80% test.

Interests of Certain Inflection Point Persons in the Business Combination

When you consider the recommendation of the Inflection Point Board in favor of approval of the Business Combination Proposal and the other proposals included herein, you should keep in mind that the Sponsor, IPF, and Inflection Point’s directors and officers have interests in such Proposals that are different from, or in addition to, those of Inflection Point’s shareholders generally. Further, Inflection Point’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section titled “Information About Inflection Point — Conflicts of Interest”. We believe there were no such opportunities that were not presented as a result of the existing fiduciary or contractual obligations of our officers and directors to other entities. The Inflection Point Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to our shareholders that they vote in favor of the proposals to be presented at the extraordinary general meeting, including the Business Combination Proposal. Inflection Point shareholders should take these interests into account in deciding whether to approve the proposals to be presented at the extraordinary general meeting, including the Business Combination Proposal. These interests include, among other things:

•        The Sponsor made an initial investment of $25,000, or approximately $0.004 per share, on February 5, 2024, to cover certain pre-IPO expenses, in exchange for the issuance of 5,750,000 Founder Shares. Subsequently on October 10, 2024, Inflection Point effected a share capitalization of 1,916,667 Inflection Point Class B Ordinary Shares, as a result of which the Sponsor owned 7,666,667 Founder Shares for which it paid approximately $0.003 per share. On November 18, 2024, Inflection Point effected a share capitalization of 766,666 Inflection Point Class B Ordinary Shares, as a result of which the Sponsor owned 8,433,333 Founder Shares for which it paid approximately $0.003 per share. The Sponsor is controlled by its manager, IPAM. Michael Blitzer, Inflection Point’s Chairman and Chief Executive Officer is the Chief Investment Officer of IPAM and therefore controls IPAM and the Sponsor. IPF has an economic interest in 4,256,885, or approximately 50.5%, of the Founder Shares held by the Sponsor. Mr. Blitzer and Mr. Shannon are affiliates of IPF and have variable economic interests in IPF, including performance allocations, management fees and as limited partners. Each other director and officer of Inflection Point have economic interests in the Founder Shares held by the Sponsor, including in some cases, as limited partners of IPF. Mr. Blitzer has an economic interest in 2,535,066, or approximately 30.1%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares, for which he paid $7,515. Mr. Shannon has an economic interest in 691,382, or approximately 8.2%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares, for which he paid $2,050. The 8,433,333 PubCo Ordinary Shares that the Sponsor and its permitted transferees will receive upon conversion of such Founder Shares in the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of approximately $87.1 million based on the closing price of $10.33 per Inflection Point Class A Ordinary Share on Nasdaq on July 1, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given that such PubCo Ordinary Shares will be subject to lock-up restrictions, Inflection Point believes that such shares will have less value.

•        The Sponsor purchased 500,000 Private Placement Units for $5,000,000, or $10.00 per Private Placement Unit, in a private placement that closed simultaneously with the IPO. The Sponsor is controlled by its manager, IPAM. Michael Blitzer, Inflection Point’s Chairman and Chief Executive Officer is the Chief Investment Officer of IPAM and therefore controls IPAM and the Sponsor. IPF has an economic interest in 354,500, or approximately 70.9%, of the Private Placement Units held by the Sponsor. Mr. Blitzer and Mr. Shannon are affiliates of IPF and have variable economic interests in IPF, including performance allocations, management fees and as limited partners. Certain of the directors and officers of Inflection Point have economic interests in the Private Placement Units held by the Sponsor, including in some cases, as limited partners of IPF. Following the Business Combination, the 550,000 PubCo Ordinary Shares that the Sponsor will receive upon conversion of such Private Placement Units, if unrestricted and freely tradable, would have had an aggregate market value of approximately $5.7 million based on the closing price of $10.33 per Inflection Point Class A Ordinary Share on Nasdaq on July 1, 2026, the most recent practicable date prior to the date of this proxy statement/prospectus. However, given that such PubCo Ordinary Shares will be subject to lock-up restrictions, Inflection Point believes that such shares will have less value.

•        Given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Public Shares included in the Inflection Point Units sold in the IPO, the Sponsor may earn a positive rate of return on its investment even if the PubCo Ordinary Shares trade below $10.00 per share and the Public Shareholders experience a negative rate of return following the Closing. Accordingly, the economic interests of the Sponsor diverge from the economic interests of Public Shareholders because the Sponsor will realize a gain on its investment from the completion of any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share.

•        The Sponsor, and therefore IPF and the other members of the Sponsor, will lose its entire investment in Inflection Point if it does not complete a business combination by April 28, 2027 (or if such date is extended at a duly called meeting of the Inflection Point shareholders, such later date). If Inflection Point does not consummate a business combination by such date, as promptly as reasonably possible but not more than 10 business days thereafter, Inflection Point will redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to its obligations under Cayman Islands law to provide for the claims of creditors and the requirements of other applicable law. In such event, the Inflection Point Rights may be worthless and the 8,933,333 Inflection Point Ordinary Shares owned by the Sponsor may be worthless because following the redemption of Public Shares, Inflection Point would likely have few, if any, net assets and because the Sponsor has agreed to waive their rights to liquidating distributions from the Trust Account with respect to such shares if Inflection Point fails to complete a business combination within the required period.

•        In exchange for the Company Series A1 Preferred Shares and Company Warrants that IPF received upon conversion of securities it purchased in Air Water UK for an aggregate of $4 million, IPF will receive at the Closing, (i) a number of PubCo Series A Preferred Shares equal to (a) the aggregate Accrued Value attributable to such Company Series A1 Preferred Shares divided by (b) $1,000 (approximately 5,384.88 PubCo Series A Preferred Shares taking into account accrued dividends through August 25, 2026; such number of PubCo Series A Preferred Shares may increase prior to Closing due to additional accrued dividends after such date), (ii) a PubCo Series A Investor Warrant exercisable for approximately 2,448,740 PubCo Ordinary Shares at an initial exercise price of $12.00 per share, subject to adjustment (taking into account accrued dividends through August 25, 2026; such number of PubCo Ordinary Shares may increase prior to Closing due to additional accrued dividends after such date), and (iii) up to 2,176,109 PubCo Ordinary Shares, vesting in four equal tranches upon the occurrence of Triggering Event I, Triggering Event II, Triggering Event III, and Triggering Event IV, respectively.

•        In exchange for the Company Series A1 Preferred Shares and Company Warrant that IPF purchased for an aggregate of $16 million, IPF will receive at the Closing, (i) a number of PubCo Series A Preferred Shares equal to (a) the aggregate Accrued Value attributable to such Company Series A1 Preferred Shares divided by (b) $1,000 (approximately 11,734.97 PubCo Series A Preferred Shares taking into account accrued dividends through August 25, 2026; such number of PubCo Series A Preferred Shares may increase prior to Closing due to additional accrued dividends after such date), (ii) a PubCo Series A Investor Warrant exercisable for approximately 1,763,209 PubCo Ordinary Shares at an initial exercise price of $12.00 per share, subject to adjustment (taking into account accrued dividends through August 25, 2026; such number of PubCo Ordinary Shares may increase prior to Closing due to additional dividends after such date), and (iii) up to 1,386,924 PubCo Ordinary Shares, vesting in four equal tranches upon the occurrence of Triggering Event I, Triggering Event II, Triggering Event III, and Triggering Event IV, respectively.

•        Inflection Point’s Sponsor, officers and directors, and IPF, have agreed not to redeem any of the Founder Shares or Inflection Point Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination.

•        If the Trust Account is liquidated, the Sponsor has agreed to indemnify Inflection Point to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share, or such lesser amount per Public Share as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Inflection Point has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Inflection Point, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

•        Inflection Point’s existing officers and directors will be eligible for continued indemnification and continued coverage under a directors’ and officers’ liability insurance policy for a period of six (6) years after the Business Combination for events occurring prior to the Business Combination.

•        The Sponsor, IPAM, and their directors, officers, employees, principals, managers, partners, members, shareholders, equityholders, control persons, affiliates, agents, advisors, consultants and representatives will be eligible for continued indemnification for (i) the IPO or Inflection Point’s operations or conduct of its business (including, for the avoidance of doubt, the Business Combination), or (ii) any claim against the Sponsor and/or IPAM alleging any expressed or implied management or endorsement by the Sponsor and/or IPAM of any activities of Inflection Point or any express or implied association between the Sponsor and/or IPAM, on the one hand, and Inflection Point or any of its affiliates, on the other hand.

•        The continuation of Kevin Shannon, Inflection Point’s Chief Operating Officer, as a director of the PubCo Board following the Closing. As such, in the future he may receive any cash fees, share options or share awards that the PubCo Board determines to pay to its directors.

•        In connection with the Closing, the Sponsor, and Inflection Point’s officers and directors would be entitled to the repayment of any outstanding working capital loan and advances that have been made to Inflection Point. In order to finance transaction costs in connection with a business combination, the Sponsor or IPF or certain of Inflection Point’s officers or directors may, but are not obligated to, loan IPF as may be required (the “Working Capital Loans”). In the event that a business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account, including permitted withdrawals, to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement units at $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units. As of the date of this proxy statement/prospectus, no such Working Capital Loans are outstanding.

•        Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Inflection Point from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. As of March 31, 2026, there are no reimbursable out-of-pocket expenses outstanding.

•        Pursuant to the New Registration Rights Agreement, Inflection Point’s officers and directors, and the Sponsor and its members, will have customary registration rights, including demand and piggy-back rights subject to certain requirements and customary conditions, with respect to the Registrable Securities held by such parties following the consummation of the Business Combination.

In addition, as a result of multiple business affiliations, Inflection Point’s directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require its directors and officers to present a business combination opportunity to such other entity and only present it to Inflection Point if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. Inflection Point believes, however, that there were no such corporate opportunities presented to its directors and officers which were not presented to Inflection Point, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About Inflection Point — Conflicts of Interest.”

The audit committee of the Inflection Point Board engaged Newbridge to provide an opinion to the Inflection Point Board as to the fairness, from a financial point of view, to the unaffiliated shareholders of Inflection Point of the Aggregate Base Consideration to be paid by Inflection Point in the Merger pursuant to the Business Combination Agreement, a copy of which is attached hereto as Annex F.

Compensation Received by the Sponsor, its Affiliates and Inflection Point Directors and Executive Officers

Set forth below is a summary of the material compensation and securities received or to be received by the Sponsor, its affiliates and Inflection Point’s directors, officers and their affiliates in connection with the Business Combination and related transactions.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
Sponsor	8,433,333 PubCo Ordinary Shares upon conversion of 8,433,333 Founder Shares.	$25,000.
	550,000 PubCo Ordinary Shares upon the conversion of the Private Placement Shares and the Inflection Point Rights underlying the 500,000 Private Placement Units.	$5,000,000.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
IPF

(i) a number of PubCo Series A Preferred Shares equal to (a) the aggregate Accrued Value attributable to such Company Series A1 Preferred Shares divided by (b) $1,000 (approximately 5,384.88 PubCo Series A Preferred Shares taking into account accrued dividends through August 25, 2026; such number of PubCo Series A Preferred Shares may increase prior to Closing due to additional accrued dividends after such date), (ii) a PubCo Series A Investor Warrant exercisable for approximately 2,448,740 PubCo Ordinary Shares at an initial exercise price of $12.00 per share, subject to adjustment (taking into account accrued dividends through August 25, 2026; such number of PubCo Ordinary Shares may increase prior to Closing due to additional accrued dividends after such date) and (iii) up to 2,176,109 PubCo Ordinary Shares, vesting in four equal tranches upon the occurrence of Triggering Event I, Triggering Event II, Triggering Event III, and Triggering Event IV, respectively.

Exchange of Company Series A1 Preferred Shares and a Company Warrant that IPF received upon conversion of securities it purchased in Air Water UK for an aggregate of $4,000,000.

(i) a number of PubCo Series A Preferred Shares equal to (a) the aggregate Accrued Value attributable to such Company Series A1 Preferred Shares divided by (b) $1,000 (approximately 11,734.97 PubCo Series A Preferred Shares taking into account accrued dividends through August 25, 2026; such number of PubCo Series A Preferred Shares may increase prior to Closing due to additional accrued dividends after such date), (ii) a PubCo Series A Investor Warrant exercisable for approximately 1,763,209 PubCo Ordinary Shares at an initial exercise price of $12.00 per share, subject to adjustment (taking into account accrued dividends through August 25, 2026; such number of PubCo Ordinary Shares may increase prior to Closing due to additional accrued dividends after such date) and (iii) up to 1,386,924 PubCo Ordinary Shares, vesting in four equal tranches upon the occurrence of Triggering Event I, Triggering Event II, Triggering Event III, and Triggering Event IV, respectively.

Exchange of Company Series A1 Preferred Shares and Company Warrants that IPF purchased for an aggregate of $16,000,000.
	4,256,885, or approximately 50.5%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares.	IPF paid an aggregate of $3,262,619 for its economic interests in Founder Shares and Private Placement Units.

354,500, or approximately 70.9%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion the Private Placement Shares and the Inflection Point Rights underlying Private Placement Units.

Michael Blitzer	2,535,066, or approximately 30.1%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares.	Mr. Blitzer paid $7,515 for his economic interests in Founder Shares.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
Kevin Shannon	691,382, or approximately 8.2%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares.	Mr. Shannon paid $2,050 for his economic interests in Founder Shares.
Sponsor, Officers and Directors	Consulting, success or finder fees in connection with the consummation of our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.
	Salary or fee in an amount that constitutes a market standard for comparable transactions in connection with our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.

Up to $1,500,000 in working capital loans by the Sponsor, the Sponsor’s affiliates and Inflection Points directors or officers. Such loans may be converted at the option of the lender into Private Placement Units at a conversion price of $10.00 per unit. No such loans are currently outstanding.

Working capital loans to fund working capital deficiencies or finance transaction costs in connection with an initial business combination
	Up to $250,000 per year from interest accrued on the trust account (plus rollover of unused amounts from prior years) for working capital purposes.	Services in connection with identifying, investigating and completing an initial business combination.

Except as described in this proxy statement/prospectus, no compensation of any kind, including finder’s and consulting fees, have been paid or will be paid to the Sponsor, IPF, members of Inflection Point’s management team, or any of their affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The reimbursement of expenses and advances and the securities issued to the Sponsor and IPF may result in a material dilution of the equity interests of non-redeeming Inflection Point Shareholders. As of March 31, 2026, there are no reimbursable out-of-pocket expenses outstanding. See “Summary — Dilution”, “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” and “Information About Inflection Point — Executive and Director Compensation”.

Interests of Air Water’s Directors and Executive Officers

When you consider the recommendation of the Inflection Point Board in favor of Business Combination Proposal, you should keep in mind that Air Water’s directors and executive officer have interests in such proposal that are different from, or in addition to, those of Inflection Points’ Shareholders generally. These interests include, among other things, the interests listed below:

•        Certain officers of Air Water are each expected to become an executive officer of PubCo upon the consummation of the Business Combination. Specifically, each of the following individuals who is currently an officer of Air Water is expected to become an executive officer of PubCo upon the consummation of the Business Combination, serving in the office set forth opposite their names below:

Name	Position
Pete Carr	Chief Executive Officer
David Tuerff	Chief Financial Officer
Ryan Bibbo	Chief Operating Officer

•        In addition, the following individuals who are currently members of the Air Water Board are expected to become members of the PubCo Board upon the consummation of the Business Combination:

Name	Position
Pete Carr	Director
Matthew Hurn	Director
Andrea Mollica	Director

•        Pursuant to the Business Combination Agreement, Air Water will grant to Pete Carr and Ryan Bibbo, in connection with and in advance of the Business Combination, awards in the form of Company RSUs. Pursuant to the Business Combination Agreement, at the time of Closing the Company RSUs will be converted to awards in the form of PubCo RSUs. The Company RSUs (or, after the Closing, the PubCo RSUs) shall entitle the holder to certain Company PSUs, which in turn entitles the applicable PSU Holder to a number of Earnout Shares, determined based on the pro-rata portion of Earnout Shares attributable to such PSU Holder’s Company RSUs, subject to achievement of the applicable Triggering Event, in all cases in accordance with the BCA. Pursuant to the Business Combination, at the time of Closing, the Company PSUs will be converted to PubCo PSUs on the same terms and conditions. For additional information regarding the PubCo RSUs and PubCo RSUs, see the section titled “RSU and PSU Award Grants”.

•        Certain members of the Air Water Board and the officers of Air Water beneficially own, directly or indirectly, Company Ordinary Shares, and will be entitled to receive a portion of the consideration contemplated by the Business Combination Agreement upon the consummation of the Business Combination and, if and when payable, a portion of the Earnout Shares in their capacities as Eligible Company Equityholders.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution being the affirmative vote of the holders of a simple majority of the Inflection Point Ordinary Shares who, being present in person or, where proxies are allowed, by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Business Combination Proposal at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes are not considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal under Cayman Islands law, assuming a valid quorum is established.

The Business Combination Proposal is conditioned on the approval of the Merger Proposal. Therefore, if the Merger Proposal is not approved, the Business Combination Proposal will have no effect, even if approved by the requisite holders of Inflection Point Ordinary Shares.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that subject to the approval of the Merger Proposal, Inflection Point’s entry into the Business Combination Agreement, dated as of August 25, 2025, as amended by that certain Amendment to Business Combination Agreement, dated as of December 31, 2025 and that Second Amendment to Business Combination Agreement, dated as of June 5, 2026, by and among Inflection Point, Air Water, PubCo and Merger Sub, attached to the proxy statement/prospectus accompanying the notice of meeting as Annex A-1, as amended by Annex A-2 and Annex A-3 (as it may be further amended, restated, supplemented and/or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which and among other things, on the terms and subject to the conditions set forth in the Business Combination Agreement, the parties will complete the Business Combination (as such term is defined in the proxy statement/prospectus) described in the accompanying proxy statement/prospectus, and the performance by Inflection Point of its obligations thereunder and the consummation of the Business Combination, be approved, ratified and confirmed in all respects.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The Inflection Point Board believes that the Business Combination Proposal to be presented at the extraordinary general meeting is in the best interests of Inflection Point’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Business Combination Proposal.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion.

PROPOSAL NO. 2 — THE MERGER PROPOSAL

This section describes certain terms of the First Plan of Merger, which may be material, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the First Plan of Merger. A copy of the First Plan of Merger is attached as Annex B to this proxy statement/prospectus and the following descriptions are qualified in their entirety by the full text in Annex B. Inflection Point Shareholders and other interested parties are urged to read the First Plan of Merger in its entirety prior to voting on the proposals presented at the extraordinary general meeting.

Overview

In connection with the Business Combination, Inflection Point’s shareholders are being asked to consider and vote on a proposal to authorize and approve, by special resolution, the First Merger and the First Plan of Merger. The form of the First Plan of Merger is attached to this proxy statement/prospectus as Annex B.

As a matter of Cayman Islands law, approval of Inflection Point Shareholders is required for the authorization of the First Plan of Merger, including, without limitation:

(i)     the First Merger, being the merger of Inflection Point with and into PubCo, with PubCo continuing as the surviving company; and

(ii)    the First Plan of Merger to be entered into by Inflection Point and PubCo in connection with the First Merger.

Vote Required for Approval

If the Business Combination Proposal is not approved, the Merger Proposal will not be presented at the extraordinary general meeting. The approval of the Merger Proposal requires a special resolution under the Companies Act and the Inflection Point Organizational Documents, being a resolution passed by the affirmative vote of at least two-thirds of the votes cast by the holders of the issued Inflection Point Ordinary Shares, voting together as a single class, who are present in person or, where proxies are allowed, by proxy and entitled to vote on the Merger Proposal at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and will have no effect on any of the proposals. Broker non-votes will not be considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

The Merger Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Merger Proposal will have no effect, even if approved by the requisite holders of Inflection Point Ordinary Shares.

The Sponsor has agreed to vote all the Founder Shares, Private Placement Shares and any Public Shares it may hold in favor of all the proposals being presented at the extraordinary general meeting. In addition, Cantor has agreed to vote all the Private Placement Shares it holds in favor of all the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor and Cantor collectively own 26.6% of the issued and outstanding Inflection Point Ordinary Shares. As a result, Inflection Point would need only 13,808,889, or approximately 40.1%, of the Public Shares, to be voted in favor of the Merger Proposal in order to approve the Merger Proposal assuming all outstanding shares are voted. Assuming that only the holders of one-third of the Inflection Point Ordinary Shares, representing a quorum under the Inflection Point Organizational Documents, vote their shares at the extraordinary general meeting, Inflection Point will not need any Public Shares in addition to the Founder Shares and Private Placement Shares to be voted in favor of the Merger Proposal in order to approve the Merger Proposal.

Resolution to be Voted Upon

The full text of the resolution to be voted upon is as follows:

“RESOLVED, as a special resolution that, subject to the approval of the Business Combination Proposal:

(a)     Inflection Point Acquisition Corp. III (“Inflection Point”) be authorized to merge with Air Water Ventures Limited (“PubCo”) so that PubCo will be the surviving company (the “Surviving Company”) and all the undertaking, property, and liabilities of Inflection Point and PubCo vest in the Surviving Company by virtue of such merger pursuant to the Companies Act (As Revised) of the Cayman Islands (the “First Merger”);

(b)    the Plan of Merger in connection with the First Merger substantially in the form attached to the proxy statement/prospectus accompanying the notice of meeting as Annex B (the “First Plan of Merger”), subject to such amendments as may be approved by Inflection Point or PubCo, be authorized and approved in all respects; and

(c)     Inflection Point be authorized to enter into the First Plan of Merger, and any and all transactions provided for in the First Plan of Merger, the First Plan of Merger be executed by any one director on behalf of Inflection Point and any one director, Ogier (Cayman) LLP or Ogier Global (Cayman) Limited be authorized to submit the First Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands and to make such additional filings or take such additional steps as they deem necessary in respect of the First Merger.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

The Inflection Point Board believes that the Merger Proposal to be presented at the extraordinary general meeting is in the best interests of Inflection Point’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of the Merger Proposal.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion.

Appraisal Rights under the Companies Act

The Companies Act prescribes when shareholder appraisal rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, shareholders are still entitled to exercise the rights of redemption as set out herein.

Excerpts of relevant sections of the Companies Act follow:

Section 238 — Rights of dissenters

238(1) A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

238(2) A member who desires to exercise that person’s entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

238(3) An objection under subsection (2) shall include a statement that the member proposes to demand payment for that person’s shares if the merger or consolidation is authorized by the vote.

238(4) Within twenty (20) days immediately following the date on which the vote of members giving authorization for the merger or consolidation is made, the constituent company shall give written notice of the authorization to each member who made a written objection.

238(5) A member who elects to dissent shall, within twenty (20) days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of that person’s decision to dissent, stating (a) that person’s name and address; (b) the number and classes of shares in respect of which that person dissents; and (c) a demand for payment of the fair value of that person’s shares.

238(6) A member who dissents shall do so in respect of all shares that that person holds in the constituent company.

238(7) Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of that person’s shares and the rights referred to in subsections (12) and (16).

238(8) Within seven days immediately following the date of the expiration of the period specified in subsection (5) or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the Surviving Company or the consolidated company shall make a written offer to each dissenting member to purchase that person’s shares at a specified price that the company determines to be their fair value; and if, within thirty (30) days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for that person’s shares, the company shall pay to the member the amount in money forthwith.

238(9) If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty (20) days immediately following the date on which the period expires (a) the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and (b) the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

238(10) A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

238(11) At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

238(12) Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

238(13) The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

238(14) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

238(15) Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a Surviving Company, they shall be available for re-issue.

238(16) The enforcement by a member of that person’s entitlement under this section shall exclude the enforcement by the member of any right to which that person might otherwise be entitled by virtue of that person holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

Section 239 — Limitation on rights of dissenters

239(1) No rights under section 238 shall be available in respect of the shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5), but this section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 to accept for such shares anything except —

(a)     shares of a surviving or consolidated company or depository receipts in respect thereof;

(b)    shares of any other company or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders;

(c)     cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or

(d)    any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

Inflection Point Shareholders are recommended to seek their own advice as soon as possible on the application and procedure to be followed in respect of the appraisal rights under the Companies Act.

Holders of Inflection Point Rights and Inflection Point Units do not have appraisal rights in respect to such securities in connection with the Business Combination under the Companies Act.

PROPOSAL NO. 3 — THE ADVISORY ORGANIZATIONAL DOCUMENT PROPOSALS

Overview

As required by SEC guidance, Inflection Point’s shareholders have the opportunity to present their views on important corporate governance provisions, Inflection Point is requesting that its shareholders vote upon, on a non-binding advisory basis, a proposal to approve certain governance provisions in the PubCo A&R Articles, which are separately being presented. These separate votes are not otherwise required by Cayman Islands law. Accordingly, Inflection Point’s shareholder vote regarding the Advisory Organizational Document Proposals are an advisory vote and it is not binding on Inflection Point or PubCo. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Organizational Document Proposals. Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Organizational Document Proposals, the PubCo A&R Articles will take effect upon the Closing if the Conditions Precedent Proposals are approved. For more information, please see the section entitled “Comparison of Shareholders’ Rights.”

Set forth below is a summary of the principal changes proposed to be made between the Inflection Point Organizational Documents and the PubCo A&R Articles. The following summaries are qualified by reference to the complete text of the Inflection Point Organizational Documents and the PubCo A&R Articles, a copy of which is attached to this proxy statement/prospectus as Annex C. All shareholders are encouraged to read the PubCo A&R Articles in its entirety for a more complete description of their terms.

Advisory Organizational Document Proposal 3A — Under the PubCo A&R Articles, PubCo would be authorized to issue (A) 499,870,000 PubCo Ordinary Shares and (B) 130,000 PubCo Series A Preferred Shares.

Advisory Organizational Document Proposal 3B — The PubCo A&R Articles may be altered or amended by special resolution (which has the meaning given to the term in the Companies Act); provided that, for so long as the Inflection Point Entities (as defined in the PubCo A&R Articles) hold at least 20% of the PubCo Series A Preferred Shares that are issued and outstanding as at the date the PubCo A&R Articles are adopted, any amendment, alteration or repeal of the PubCo A&R Articles that materially and adversely affects the powers, preferences or rights attaching to the PubCo Series A Preferred Shares shall also require the consent of the holders of more than 50%, by number, of the PubCo Series A Preferred Shares.

Advisory Organizational Document Proposal 3C — The Inflection Point Organizational Documents classify the directors of Inflection Point into three classes with staggered terms of office depending on the class of each director, whereas the PubCo A&R Articles do not provide for a classified board of directors.

Advisory Organizational Document Proposal 3D — The PubCo A&R Articles allow a director to be removed by ordinary resolution of the shareholders of PubCo.

Advisory Organizational Document Proposal 3E — The PubCo A&R Articles provide for a number of protective provisions so long as the Inflection Point Entities hold at least 20% of the PubCo Series A Preferred Shares that are issued and outstanding as at the date the PubCo A&R Articles are adopted, in which case Series A Majority Consent is required to: (a) liquidate, dissolve or wind-up the affairs of PubCo, (b) amend, alter or repeal the PubCo A&R Articles in a manner that materially and adversely affects the powers, preferences or rights attaching to the PubCo Series A Preferred Shares, (c) create any equity security, authorize the creation of any equity security, classify any equity security, reclassify any equity security, or issue any other security convertible into or exercisable for any equity security, unless such security ranks junior to the PubCo Series A Preferred Shares with respect to its rights, preferences and privileges (including rights to receive dividends and participate in distributions or payments upon liquidation, dissolution or winding up), (d) increase the authorized share capital of the PubCo Series A Preferred Shares, (e) purchase or redeem or pay any cash dividend on any share ranking junior to the PubCo Series A Preferred Shares (with respect to rights to receive dividends and participate in distributions or payments upon liquidation, dissolution or winding up), except for shares in the capital of PubCo being repurchased by PubCo at cost from employees in connection with the cessation of their service or pursuant to the terms of any equity incentive plan adopted by PubCo, (f) enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under an incentive plan, equity plan or equity-based compensation plan adopted by PubCo, or with respect to employment, consulting or award agreements with respect to executive officers or directors of PubCo, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of PubCo, or (g) incur or guarantee any new indebtedness other than equipment leases or trade payables incurred in the ordinary course of business.

Vote Required for Approval

The approval of the Advisory Organizational Document Proposals does not require the passing of a resolution under the Inflection Point Organizational Documents or Cayman Islands law. Notwithstanding this, the Inflection Point Board is asking Inflection Point Shareholders to vote on the Advisory Organizational Document Proposals on a non-binding advisory basis by ordinary resolution, being a non-binding advisory resolution passed by the affirmative vote of a simple majority of the holders of the Inflection Point Ordinary Shares, voting together as a single class, who being present in person or, where proxies are allowed, by proxy and entitled to vote at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and will have no effect on any of the proposals. Broker non-votes will not be considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. The adoption of the Advisory Organizational Document Proposals are not conditioned upon the adoption of any other proposals.

The Sponsor has agreed to vote all the Founder Shares, Private Placement Shares and any Public Shares it may hold in favor of all the proposals being presented at the extraordinary general meeting. In addition, Cantor has agreed to vote all the Private Placement Shares it holds in favor of all the proposals being presented at the extraordinary general meeting. As of the date of this proxy statement/prospectus, the Sponsor and Cantor collectively own 26.6% of the issued and outstanding Inflection Point Ordinary Shares. As a result, Inflection Point would need only 8,063,334, or approximately 31.9%, of the Public Shares, to be voted in favor of each of the Advisory Organizational Document Proposals in order to approve such proposals (assuming all outstanding shares are voted); or no additional Public Shares to be voted in favor of the Advisory Organizational Document Proposals in order to approve such proposals (assuming only the minimum number of shares representing a quorum are voted).

Resolutions to be Voted Upon

The full text of the resolutions to be voted upon is as follows:

Advisory Organizational Documents Proposal 3A — “Resolved, as an ordinary resolution, on a non-binding and advisory basis only, that the PubCo A&R Articles authorize PubCo to issue (A) 499,870,000 PubCo Ordinary Shares and (B) 130,000 PubCo Series A Preferred Shares.”

Advisory Organizational Documents Proposal 3B — “Resolved, as an ordinary resolution, on a non-binding and advisory basis only, that the PubCo A&R Articles provide that they may be altered or amended by special resolution (which has the meaning given to the term in the Companies Act); provided that any amendment, alteration or repeal of the PubCo A&R Articles that materially and adversely affects the powers, preferences or rights attaching to the PubCo Series A Preferred Shares shall also require the consent of the holders of more than 50%, by number, of the PubCo Series A Preferred Shares.”

Advisory Organizational Documents Proposal 3C — “Resolved, as an ordinary resolution, on a non-binding and advisory basis only, that the PubCo A&R Articles provide that the board of directors of PubCo be declassified.”

Advisory Organizational Documents Proposal 3D — “Resolved, as an ordinary resolution, on a non-binding and advisory basis only, that the PubCo A&R Articles provide that the directors of PubCo may be removed by ordinary resolution.”

Advisory Organizational Documents Proposal 3E — “Resolved, as an ordinary resolution, on a non-binding and advisory basis only, that the PubCo A&R Articles provide that so long as the Inflection Point Entities (as defined in the PubCo A&R Articles) hold at least 20% of the PubCo Series A Preferred Shares, in which case Series A Majority Consent is required to: (a) liquidate, dissolve or wind-up the affairs of PubCo, (b) amend, alter or repeal the PubCo A&R Articles in a manner that materially and adversely affects the powers, preferences or rights attaching to the PubCo Series A Preferred Shares, (c) create any equity security, authorize the creation of any equity security, classify any equity security, reclassify any equity security, or issue any other security convertible into or exercisable for any equity security, unless such security ranks junior to the PubCo Series A Preferred Shares with respect to its rights, preferences and privileges (including rights to receive dividends and participate in distributions or payments upon liquidation, dissolution or winding up), (d) increase the authorized share capital of the PubCo Series A Preferred Shares, (e) purchase or redeem or pay any cash dividend on any share ranking junior to the PubCo Series A Preferred Shares (with respect to rights to receive dividends and participate in distributions or payments upon liquidation, dissolution or winding up), except for shares in the capital of PubCo being repurchased by PubCo at cost from employees in connection with the cessation of their service or pursuant to the terms of any equity incentive plan adopted by PubCo, (f) enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under an incentive plan, equity plan or equity-based compensation plan adopted by PubCo, or with respect to employment, consulting or award agreements with respect to executive officers or directors of PubCo, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of PubCo, or (g) incur or guarantee any new indebtedness other than equipment leases or trade payables incurred in the ordinary course of business.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT INFLECTION POINT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY ORGANIZATIONAL DOCUMENT PROPOSALS.

The Inflection Point Board believes that each Advisory Organizational Document Proposal to be presented at the extraordinary general meeting is in the best interests of Inflection Point’s shareholders and unanimously recommends that its shareholders vote “FOR” the approval of each Advisory Organizational Document Proposal.

The existence of financial and personal interests of one or more of Inflection Point’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Inflection Point Persons in the Business Combination” for a further discussion.

PROPOSAL NO. 4 — THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal allows the chairman of the Inflection Point Board to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates, if necessary, or convenient, (i) to permit further solicitation and vote of proxies in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve one or more proposals at the extraordinary general meeting, (ii) if Inflection Point determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Mergers or any other transaction contemplated by the Business Combination Agreement or the related agreements.

The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor, Inflection Point and their members and shareholders, respectively, to make purchases of Inflection Point Ordinary Shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the proposals to be put to the extraordinary general meeting. See “Summary — Certain Interests of Inflection Point’s Directors and Officers and Others in the Business Combination”.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the extraordinary general meeting and is not approved by the Inflection Point Shareholders, the chairman of the meeting may not be able to adjourn the extraordinary general meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting to approve the Business Combination Proposal and/or the Merger Proposal. In such events, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution, being the affirmative vote of a simple majority of the holders of the Inflection Point Ordinary Shares who, being present in person or, where proxies are allowed, by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal. Broker non-votes will not be considered present for the purposes of establishing a quorum, will not count as a vote cast at the extraordinary general meeting and otherwise will have no effect on a particular proposal.

The Adjournment Proposal is not conditioned upon any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the Chairman may adjourn the extraordinary general meeting to a later date or dates or another place, if necessary, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals at the extraordinary general meeting, (ii) if Inflection Point determines that one or more of the conditions to Closing is not or will not be satisfied or waived or (iii) to facilitate the Mergers or any other transaction contemplated by the Business Combination Agreement or the related agreements, be approved.”

Recommendation of the Inflection Point Board

THE INFLECTION POINT BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of Inflection Point’s directors may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Inflection Point and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, IPF and Inflection Point’s officers also have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Interests of Inflection Point’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

CERTAIN TAX CONSIDERATIONS

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax considerations applicable to you if you are a U.S. Holder (as defined below) of (A) Company Ordinary Shares, Company Series A Preferred Shares and/or Company Warrants as a consequence of (i) the Second Merger, and (ii) the ownership and disposition of PubCo Ordinary Shares, PubCo Series A Preferred Shares and/or PubCo Series A Investor Warrants after the Business Combination, and (B) Inflection Point Class A Ordinary Shares and Inflection Point Rights, as a consequence of (i) electing to have your shares redeemed for cash pursuant to the redemption provisions described in the section entitled “Proposal No. 1 — The Business Combination Proposal” (a “Redemption”), (ii) the conversion of your Inflection Point Rights into Inflection Point Class A Ordinary Shares or the cancellation of your Inflection Point Rights, (iii) the First Merger, and (iv) the ownership and disposition of PubCo Ordinary Shares after the Business Combination. With respect to the ownership and disposition of PubCo Ordinary Shares, this discussion is limited to PubCo Ordinary Shares received in the First Merger solely as a result of holding Inflection Point Class A Ordinary Shares and to PubCo Ordinary Shares received in the Second Merger solely as a result of holding Company Ordinary Shares. With respect to the ownership and disposition of PubCo Series A Preferred Shares, this discussion is limited to PubCo Series A Preferred Shares received in the Second Merger solely as a result of holding Company Series A Preferred Shares. With respect to the ownership and disposition of PubCo Series A Investor Warrants, this discussion is limited to PubCo Series A Investor Warrants received in the Second Merger solely as a result of holding Company Warrants. This discussion addresses only those U.S. Holders that hold Company Ordinary Shares, Company Series A Preferred Shares, Company Warrants, Inflection Point Class A Ordinary Shares, Inflection Point Rights, PubCo Ordinary Shares, PubCo Series A Preferred Shares and/or PubCo Series A Investor Warrants as capital assets within the meaning of Section 1221 of the Code (generally property held for investment).

This discussion does not address the U.S. federal income tax consequences to the Company, to any participants in the Closing PIPE, to Inflection Point’s founders, the Sponsor or any other sponsors, officers or directors of Inflection Point, or to any holders of Inflection Point Class B Ordinary Shares, and/or Private Placement Units. In addition, this summary does not address any U.S. federal income tax consequences to direct or indirect holders of equity interests or other securities in Inflection Point (including Inflection Point Class A Ordinary Shares and/or Inflection Point Rights) that also hold, directly or indirectly, equity interests or other securities in the Company (including Company Ordinary Shares, Company Series A Preferred Shares and/or Company Warrants). Moreover, this discussion does not address all U.S. federal income tax considerations that may be relevant to any particular investor’s particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply to investors subject to special rules under U.S. federal income tax law, such as:

•        banks, financial institutions or financial services entities;

•        broker-dealers;

•        taxpayers that are subject to the mark-to-market tax accounting rules;

•        tax-exempt entities;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        pension funds;

•        mutual funds;

•        regulated investment companies;

•        real estate investment trusts;

•        persons that acquired Company Ordinary Shares, Company Warrants, Inflection Point Class A Ordinary Shares or Inflection Point Rights pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•        “specified foreign corporations” (including controlled foreign corporations), passive foreign investment companies or corporations that accumulate earnings to avoid U.S. federal income tax;

•        tax-exempt organizations (including private foundations);

•        persons that hold Company Ordinary Shares, Company Series A Preferred Shares, Company Warrants, Inflection Point Class A Ordinary Shares or Inflection Point Rights or who will hold PubCo Ordinary Shares, PubCo Series A Preferred Shares or PubCo Series A Investor Warrants as part of a “straddle,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale,” “wash sale,” or other integrated or similar transaction for U.S. federal income tax purposes;

•        persons that have a functional currency other than the U.S. dollar;

•        U.S. expatriates or former long-term residents of the U.S.;

•        persons owning or considered as owning (directly, indirectly, or through attribution) 5 percent (measured by vote or value) or more of the Inflection Point Class A Ordinary Shares, or, following the Business Combination, PubCo Ordinary Shares or PubCo Series A Preferred Shares;

•        persons who acquire or acquired shares, warrants, rights, or other securities as part of or in connection with the Closing PIPE Investment, or any similar arrangement;

•        accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code;

•        partnerships (or entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes, including S corporations) and any beneficial owners of such partnerships or other pass-through entities; and

•        persons who are not U.S. Holders, all of whom may be subject to tax rules that differ materially from those summarized below.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other pass-through entity holds Company Ordinary Shares, Company Series A Preferred Shares, Company Warrants, Inflection Point Class A Ordinary Shares, Inflection Point Rights, PubCo Ordinary Shares, PubCo Series A Preferred Shares or PubCo Series A Investor Warrants, the tax treatment of a partner or other member in such partnership or other pass-through entity generally will depend upon the status of the partner or other member, the activities of the partnership or other pass-through entity and certain determinations made at the partner or member level. If you are a partner or member of a partnership or other pass-through entity holding Company Ordinary Shares, Company Series A Preferred Shares, Company Warrants, Inflection Point Class A Ordinary Shares, Inflection Point Rights, PubCo Ordinary Shares, PubCo Series A Preferred Shares or PubCo Series A Investor Warrants, you are urged to consult your tax advisor regarding the tax consequences to you of a Redemption, the conversion of your Inflection Point Rights into Inflection Point Class A Ordinary Shares or the cancellation of your Inflection Point Rights, the First Merger, the Second Merger and/or the ownership and disposition of PubCo Ordinary Shares, PubCo Series A Preferred Shares and PubCo Series A Investor Warrants, as applicable, by the partnership or other pass-through entity.

This discussion is based on the Code, the regulations promulgated by the U.S. Treasury Department (“Treasury Regulations”), and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. None of the Company, Inflection Point or PubCo has sought, or intends to seek, any rulings from the Internal Revenue Service (the “IRS”) as to any U.S. federal income tax considerations described herein. Accordingly, there can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

THIS DISCUSSION IS ONLY A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE SECOND MERGER TO U.S. HOLDERS OF COMPANY ORDINARY SHARES, COMPANY SERIES A PREFERRED SHARES AND COMPANY WARRANTS, WITH A REDEMPTION, THE CONVERSION OF YOUR INFLECTION POINT RIGHTS INTO INFLECTION POINT CLASS A ORDINARY SHARES OR THE CANCELLATION OF YOUR INFLECTION POINT RIGHTS, THE FIRST MERGER, THE SECOND MERGER AND THE OWNERSHIP AND DISPOSITION OF PUBCO ORDINARY SHARES, PUBCO SERIES A PREFERRED SHARES AND

PUBCO SERIES A INVESTOR WARRANTS. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF A REDEMPTION, THE CONVERSION OF YOUR INFLECTION POINT RIGHTS INTO INFLECTION POINT CLASS A ORDINARY SHARES OR THE CANCELLATION OF YOUR INFLECTION POINT RIGHTS, THE FIRST MERGER, THE SECOND MERGER AND THE OWNERSHIP AND DISPOSITION OF PUBCO ORDINARY SHARES, PUBCO SERIES A PREFERRED SHARES AND PUBCO SERIES A INVESTOR WARRANTS, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

No statutory, administrative or judicial authority directly addresses the treatment of a unit or instruments similar to an Inflection Point Unit for U.S. federal income tax purposes, and therefore, that treatment is not entirely clear. For purposes of this discussion, because any Inflection Point Unit consisting of one Inflection Point Class A Ordinary Share and one Inflection Point Right is separable at the option of the holder, Inflection Point is treating any Inflection Point Class A Ordinary Share and Inflection Point Right held by a U.S. Holder in the form of a single Inflection Point Unit as separate instruments and is assuming that the Inflection Point Unit itself will not be treated as an integrated instrument. Accordingly, the separation of an Inflection Point Unit in connection with the consummation of the Business Combination should not be a taxable event for U.S. federal income tax purposes. For U.S. federal income tax purposes, each U.S. Holder of an Inflection Point Unit must allocate the purchase price paid by such holder for such Inflection Point Unit between the Inflection Point Class A Ordinary Share and the Inflection Point Right based on the relative fair market value of each at the time of issuance. Under U.S. federal income tax law, each U.S. Holder must make his or her own determination of such value based on all the relevant facts and circumstances. Therefore, each U.S. Holder is strongly urged to consult his or her tax advisor regarding the determination of value for these purposes. The price allocated to the Inflection Point Class A Ordinary Share and the Inflection Point Right should be the U.S. Holder’s initial tax basis in such Inflection Point Class A Ordinary Share or Inflection Point Right, as applicable. The foregoing treatment of the Inflection Point Units, Inflection Point Class A Ordinary Shares and Inflection Point Rights and a U.S. Holder’s purchase price allocation are not free from doubt and are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the Inflection Point Unit, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each U.S. Holder is urged to consult its tax advisors regarding the tax consequences with respect to their Inflection Point Units. The balance of this discussion assumes that the characterization of the Inflection Point Units described above is respected for U.S. federal income tax purposes.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Company Ordinary Shares, Company Series A Preferred Shares, Company Warrants, Inflection Point Class A Ordinary Shares or Inflection Point Rights, or of PubCo Ordinary Shares, PubCo Series A Preferred Shares or PubCo Series A Investor Warrants, as the case may be, that is:

•        an individual who is a U.S. citizen or resident of the United States;

•        a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Tax Consequences for U.S. Holders of Inflection Point Class A Ordinary Shares Exercising Redemption Rights

If you are a U.S. Holder and elect to redeem some or all of your Inflection Point Class A Ordinary Shares in a Redemption, subject to the discussion below of the rules applicable to a PFIC, the treatment of the transaction for U.S. federal income tax purposes generally will depend on whether the Redemption qualifies as a sale of the Inflection Point Class A Ordinary Shares under Section 302 of the Code that is taxable as described below under the heading “— Taxable Sale or Exchange of Inflection Point Class A Ordinary Shares,” or rather as a distribution that is taxable as described below under the heading “— Taxation of Distributions.” Generally, whether the

Redemption qualifies for sale or distribution treatment will depend largely on the total number of Inflection Point Class A Ordinary Shares held or treated as held by the U.S. Holder immediately after the Redemption (including any shares constructively owned by the U.S. Holder and taking into account any ownership in PubCo Ordinary Shares immediately after the Business Combination) relative to the total number of Inflection Point shares held or treated as held by the U.S. Holder immediately before such Redemption. A Redemption generally will be treated as a sale of Inflection Point Class A Ordinary Shares (rather than as a distribution in respect thereof) if the Redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in Inflection Point or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder generally takes into account not only stock actually owned by the U.S. Holder, but also Inflection Point shares that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option. In order to meet the substantially disproportionate test, the percentage of outstanding voting stock of Inflection Point (including the PubCo Ordinary Shares received in exchange therefor) actually and constructively owned by the U.S. Holder immediately following the Redemption must, among other requirements, be less than 80% of such voting stock actually and constructively owned by the U.S. Holder immediately before the Redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the Inflection Point shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the Inflection Point shares actually owned by the U.S. Holder are redeemed, and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members, the U.S. Holder does not constructively own any other stock and certain other requirements are met. A Redemption will not be essentially equivalent to a dividend if such Redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Inflection Point. Whether the Redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Inflection Point will depend on the particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests are satisfied, then the Redemption will be treated as a distribution and the tax effects will be as described below under “— Taxation of Distributions.”

U.S. Holders of Inflection Point Class A Ordinary Shares considering exercising their Redemption Rights are urged to consult their tax advisors to determine whether the Redemption would be treated as a sale or as a distribution under the Code.

Taxable Sale or Exchange of Inflection Point Class A Ordinary Shares

Subject to the discussion of the PFIC rules below, if any Redemption qualifies as a sale of an Inflection Point Class A Ordinary Share (rather than as a distribution with respect to such Inflection Point Class A Ordinary Share), a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the cash received in the Redemption and (ii) the U.S. Holder’s adjusted tax basis in such Inflection Point Class A Ordinary Share. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Inflection Point Class A Ordinary Share exceeds one year. A U.S. Holder’s adjusted tax basis in an Inflection Point Class A Ordinary Share generally will equal the U.S. Holder’s acquisition cost of such share (which, if such Inflection Point Class A Ordinary Share was acquired as part of an Inflection Point Unit, is the portion of the purchase price of the Inflection Point Unit allocated to such Inflection Point Class A Ordinary Share). Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations.

Taxation of Distributions

Subject to the PFIC rules discussed below, if a Redemption is treated as a distribution for U.S. federal income tax purposes, such distribution generally will be taxable as a dividend for U.S. federal income tax purposes to the extent paid from Inflection Point’s current or accumulated earnings and profits, which may include current and accumulated earnings and profits of the Company, in each case, as determined under U.S. federal income tax principles. Distributions in excess of Inflection Point’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Inflection Point Class A Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Inflection Point Class A Ordinary Shares and will be treated as described above under “— Taxable Sale or Exchange of Inflection Point Class A Ordinary Shares.” PubCo (which, as discussed below, should be a continuation of Inflection Point for U.S. federal income tax purposes) can make no assurance that it will maintain calculations of earnings and profits under U.S. federal income tax principles for purposes of determining whether a distribution is reported as a dividend for U.S. federal income tax purposes. Thus, it is expected that the full amount of any distributions will be reported as dividends for U.S. federal income tax purposes. Amounts treated as dividends that Inflection Point pays to a U.S. Holder that is a taxable corporation generally will be taxed at regular rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if the Inflection Point Class A Ordinary Shares are readily tradable on an established securities market in the United States, Inflection Point is not treated as a PFIC at the time the dividend was paid or in the preceding year and provided certain holding period requirements are met. Because Inflection Point believes that it likely was a PFIC for its taxable years ended December 31, 2024 and December 31, 2025 (as discussed below under “— PFIC Considerations in the Business Combination”), dividends that Inflection Point pays to a non-corporate U.S. Holder may not constitute “qualified dividends” that would be taxable at a reduced rate.

IF YOU ARE A HOLDER OF INFLECTION POINT CLASS A ORDINARY SHARES CONTEMPLATING EXERCISE OF YOUR REDEMPTION RIGHTS, YOU ARE URGED TO CONSULT YOUR TAX ADVISOR CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES THEREOF.

Treatment of Inflection Point Rights

The treatment of the Inflection Point Rights is uncertain. The Inflection Point Rights may be viewed as a forward contract, derivative security or similar interest in Inflection Point (analogous to an option with no exercise price), and thus the holder of the right would not be viewed as owning Inflection Point Class A Ordinary Shares issuable pursuant to the Inflection Point Rights until such Inflection Point Class A Ordinary Shares are actually issued. There may be other alternative characterizations of the Inflection Point Rights that the IRS may successfully assert, including that the Inflection Point Rights are treated as equity in the Inflection Point at the time the rights were issued.

The tax consequences of an acquisition of Inflection Point Class A Ordinary Shares pursuant to Inflection Point Rights, as well as the cancellation of any Inflection Point Rights not converted into Inflection Point Class A Ordinary Shares, are unclear. For example, depending on which characterization is successfully applied to the Inflection Point Rights, different PFIC consequences may result for U.S. Holders. It is also likely that a U.S. Holder would not be able to make a QEF or mark-to-market election (discussed below) with respect to such U.S. Holder’s Inflection Point Rights. Accordingly, U.S. Holders should consult their tax advisors regarding the tax treatment of the Inflection Point Rights and the consequences with respect to the acquisition, ownership, and the conversion of the Inflection Point Rights into Inflection Point Class A Ordinary Shares or cancelation of the Inflection Point Rights.

U.S. Holders should consult their tax advisors regarding the tax treatment of the Inflection Point Rights and the consequences with respect to the acquisition, ownership, conversion and cancellation thereof, including in connection with the First Merger and the ownership and disposition of PubCo Ordinary Shares received in the First Merger in exchange for Inflection Point Class A Ordinary Shares into which any Inflection Point Rights were converted.

Tax Consequences of the First Merger to U.S. Holders

The U.S. federal income tax consequences of the First Merger will depend primarily upon whether such transaction qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Section 368(a)(1)(F) of the Code describes a particular type of reorganization as a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the First Merger, Inflection Point will merge with and into PubCo, with PubCo surviving.

White & Case LLP has delivered an opinion that, based on customary assumptions, representations and covenants, the First Merger should qualify as an F Reorganization, which opinion is filed as Exhibit 8.1 to the Registration Statement of which this proxy statement/prospectus forms a part. Such conclusion is not free from doubt because there is no authority directly addressing the treatment of all of the particular facts of the First Merger for U.S. federal income tax purposes. The obligations of Inflection Point to undertake the Business Combination are not conditioned on the receipt of an opinion regarding the qualification of the First Merger as an F Reorganization. If any of the assumptions, representations or covenants on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion described above may be adversely affected. An opinion of counsel represents counsel’s legal judgment and is not binding on the IRS or any court. Inflection Point has not requested, and does not intend to request, a ruling from the IRS as to the U.S. federal income tax consequences of the First Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to the First Merger qualifying as an F Reorganization. Accordingly, each U.S. Holder is urged to consult its tax advisor with respect to the particular tax consequence of the First Merger to such U.S. Holder.

Assuming that the First Merger qualifies as an F Reorganization, the tax consequences of the First Merger to U.S. Holders of Inflection Point Class A Ordinary Shares might vary depending on whether Inflection Point is treated as a PFIC for U.S. federal income tax purposes (discussed in detail below). If Inflection Point is not treated as a PFIC, a U.S. Holder that exchanges its Inflection Point Class A Ordinary Shares in the First Merger for PubCo Ordinary Shares should not recognize any gain or loss on such exchange. The aggregate adjusted tax basis of the PubCo Ordinary Shares received in the First Merger by a U.S. Holder should be equal to the adjusted tax basis of the Inflection Point Class A Ordinary Shares surrendered in exchange therefor. The holding period of the PubCo Ordinary Shares should include the period during which the Inflection Point Class A Ordinary Shares surrendered in the First Merger in exchange therefor were held (or deemed held) by a U.S. Holder, although the running of the holding period for the Inflection Point Class A Ordinary Shares may be suspended as a result of the redemption rights with respect thereto (as described above in this proxy statement/prospectus).

If Inflection Point is treated as a PFIC, the tax consequences of the First Merger to U.S. Holders should generally be similar to those described above. Under proposed Treasury Regulations, if the First Merger otherwise qualifies as an F Reorganization, the treatment of Inflection Point as a PFIC would not adversely impact the tax consequences of the First Merger to U.S. Holders. The proposed Treasury Regulations, if finalized in their current form, would be effective as of April 1, 1992. Thus, it is expected that consequences similar to those described above should apply if Inflection Point is a PFIC, in the absence of any final Treasury Regulations to the contrary. It is difficult to predict, however, if the proposed Treasury Regulations will be adopted, whether such proposed Treasury Regulations will be adopted in their current form, and whether any such Treasury Regulations, as finally adopted, would be effective retroactive to the date of the First Merger.

If the First Merger does not qualify as an F Reorganization, it is not clear how the transactions would be characterized for U.S. federal income tax purposes and what the resulting tax consequences would be. In such case, the tax consequences of the First Merger to U.S. Holders may depend, among other things, on whether the First Merger would otherwise qualify for tax-free treatment under Section 368 or Section 351 of the Code and whether PubCo and/or Inflection Point are treated as PFICs, and U.S. Holders might be required to recognize any gain realized on Inflection Point Class A Ordinary Shares, although possibly not any loss realized. If Inflection Point is treated as a PFIC, the nature and character of any gain required to be recognized would be similar to those described below.

The tax matters described above are very complicated and U.S. Holders are urged to consult their tax advisors regarding the potential tax consequences to them if the First Merger does not qualify as an F Reorganization.

PFIC Considerations in the Business Combination

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Pursuant to the start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income (the “Start-Up Year”), if (1) no predecessor of the corporation was a PFIC; (2) the corporation establishes to the satisfaction of the IRS that it will not be a PFIC for either of the first two taxable years following the Start-Up Year; and (3) the corporation is not in fact a PFIC for either of those years.

Assuming the First Merger qualifies as an F Reorganization, PubCo will be treated as Inflection Point’s successor for U.S. federal income tax purposes and Inflection Point’s current taxable year will not close and will continue under PubCo. Thus, for purposes of the PFIC rules, PubCo Ordinary Shares generally will be treated as the Inflection Point Class A Ordinary Shares exchanged in the First Merger. Following the Business Combination, the annual PFIC income and asset tests in respect of PubCo will be applied based on the assets and activities of the combined business. To determine whether the PFIC asset test has been met, a calendar-year corporation generally divides the average of the values of passive assets at the end of each quarter by the average value of all assets at the end of each quarter. Because Inflection Point is a blank-check company with no current active business, based upon the composition of Inflection Point’s income and assets for its first taxable year (ending December 31, 2024) and its second taxable year (ending December 31, 2025), Inflection Point believes that it likely was a PFIC for the taxable years ended December 31, 2024 and December 31, 2025 and that Inflection Point/PubCo may be a PFIC for the taxable year ending December 31, 2026.

However, because PFIC status is based on income, assets and activities for the entire taxable year, it is not possible to determine the PFIC status of Inflection Point or PubCo for any taxable year until after the close of the taxable year. In addition, Inflection Point’s U.S. counsel expresses no opinion with respect to Inflection Point and PubCo’s PFIC status for any taxable year.

If Inflection Point is determined to be a PFIC, any income or gain recognized by a U.S. Holder electing to have its Inflection Point Class A Ordinary Shares redeemed would generally be subject to a special tax and interest charge if such U.S. Holder did not make either a qualified electing fund (“QEF”) election or a mark-to-market election for Inflection Point’s first taxable year as a PFIC in which such U.S. Holder held (or was deemed to hold) such shares, or a QEF election along with an applicable purging election (collectively, the “PFIC Elections”). These rules are described more fully below under “— Tax Consequences of Ownership and Disposition of PubCo Ordinary Shares — Passive Foreign Investment Company Rules.”

The rules dealing with PFICs discussed above are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders are strongly urged to consult their tax advisors concerning the application of the PFIC rules to their particular circumstances, including as a result of PFIC Elections that such U.S. Holders may have made (or may wish to make for the taxable year including the Business Combination).

Tax Consequences of the Second Merger to U.S. Holders

Subject to the assumptions, exceptions, limitations and qualifications set forth herein and in the U.S. federal income tax opinion filed as Exhibit 8.2 herewith, the disclosure provided under this subheading entitled “— Tax Consequences of the Second Merger to U.S. Holders” is the opinion of Morgan, Lewis & Bockius LLP as to the material U.S. federal income tax consequences to U.S. Holders of the Second Merger.

Tax Treatment of Second Merger

Provided that the Second Merger is consummated in accordance with the terms of the Business Combination Agreement, and that all covenants and representations contained therein are true and correct as of the date of the Second Merger, under current law, while the matter is not free from doubt, the Second Merger will be treated as a reorganization under Section 368 of the Code. The Company, Inflection Point, PubCo and the Merger Sub have adopted the Business Combination Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). There are many requirements that must be satisfied in order for the Second Merger to qualify as a “reorganization” under Section 368 of the Code, some of which are based upon factual determinations and others that are fundamental to corporate reorganizations. In addition, reorganization treatment could be adversely affected by events or actions that occur prior to or at the time of the Second Merger, some of which are outside the control of the Company.

In addition, the Code and Treasury Regulations provide that the receipt of “non-qualified preferred stock” in a reorganization may, in certain circumstances, be taxable to the recipient. PubCo and the Company intend that the PubCo Series A Preferred Shares are not treated as “non-qualified preferred stock” for U.S. federal income tax purposes. However, there can be no assurances that the IRS or the courts will agree with such determination. U.S. Holders of Company Series A Preferred Shares should consult their tax advisors regarding the consequences to them if the PubCo Series A Preferred Shares are characterized as “non-qualified preferred stock.

Moreover, it is possible that the Company may be treated as a PFIC. If the Company were treated as a PFIC with respect to a U.S. Holder, such U.S. Holder may be required to pay additional U.S. federal income taxes with respect to the taxable year in which the Second Merger occurs, and/or be subject to additional tax reporting and filing requirements. U.S. Holders should consult their tax advisors as to the U.S. federal income tax consequences of the Second Merger if the Company is or has been treated as a PFIC with respect to such U.S. Holder. U.S. Holders should also consult their tax advisors as to the U.S. federal income tax consequences of the Second Merger if PubCo is treated as a PFIC.

The remainder of this discussion assumes that the Second Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, that the Company will not be, and has not been, treated as a PFIC with respect to any U.S. Holder, and that the PubCo Series A Preferred Shares will not be characterized as “non-qualified preferred stock” for U.S. federal income tax purposes. The tax treatment of the receipt of Earnout Shares is not entirely clear. The IRS has established certain ruling guidelines that must be met in order to obtain a private letter ruling that contingent stock consideration will be treated as consideration that can be received on a tax-deferred basis. The Earnout Shares, if issued, are expected to meet all such requirements of these ruling guidelines, however there can be no assurance that the IRS would agree that the terms of the Earnout Shares meet all such requirements. If the Earnout Shares did not meet all such requirements and were otherwise determined not to qualify for non-recognition treatment under an analysis of the facts and circumstances, U.S. Holders may be required to pay additional U.S. federal income taxes with respect to the taxable year in which the Second Merger occurs, and/or a portion of the Earnout Shares could be treated as a payment of interest in respect of the deferred portion of the consideration in the Second Merger. Each of the Company, Inflection Point, PubCo and Merger Sub intend the Earnout Shares, if issued, to be treated solely as stock consideration that can be received on a tax-deferred basis pursuant to the Second Merger, provided the Second Merger qualifies as a “reorganization” under Section 368(a) of the Code. The remainder of this discussion assumes that any Earnout Shares received by a holder of Company Ordinary Shares will be treated entirely as merger consideration that can be received on a tax-deferred basis pursuant to the Second Merger provided the Second Merger qualifies as a “reorganization” under Section 368(a) of the Code.

The completion of the Second Merger is not conditioned on the Second Merger qualifying as a reorganization within the meaning of Section 368(a) of the Code, nor upon the receipt of an opinion of counsel or a ruling from the IRS to that effect. No party to the Business Combination Agreement has requested a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination, including the Second Merger. Accordingly, even if the parties to the Business Combination Agreement conclude that the Second Merger constitutes a reorganization within the meaning of Section 368(a) of the Code, no assurance can be given that the IRS will not challenge that conclusion or that a court would not sustain such a challenge.

No party to the Business Combination Agreement, nor any of their respective affiliates, makes any representations or provides any assurances regarding the tax consequences of the Business Combination, including whether the Second Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code. Each U.S. Holder of Company Ordinary Shares, Company Series A Preferred Shares and Company Warrants is urged to consult its tax advisors with respect to the qualification of the Second Merger as a reorganization and the tax consequences to them if the Second Merger does not so qualify.

Tax Consequences to U.S. Holders of Solely Company Ordinary Shares or Company Series A Preferred Shares

If the Second Merger qualifies as a “reorganization” governed by Section 368(a) of the Code, a U.S. Holder solely of Company Ordinary Shares or Company Series A Preferred Shares that exchanges its Company Ordinary Shares or Company Series A Preferred Shares, as applicable, in the Second Merger for PubCo Ordinary Shares or PubCo Series A Preferred Shares, as applicable, generally should not recognize any gain or loss on such exchange. In such case, the aggregate adjusted tax basis of the PubCo Ordinary Shares or PubCo Series A Preferred Shares, as applicable, received in the Business Combination by a U.S. Holder should be equal to the adjusted tax basis of the Company Ordinary Shares or Company Series A Preferred Shares, as applicable, surrendered in the Second Merger in exchange therefor. A U.S. Holder’s holding period for the PubCo Ordinary Shares or PubCo Series A Preferred Shares, as applicable, received in the exchange should include the holding period for the Company Ordinary Shares or Company Series A Preferred Shares, as applicable, surrendered in the exchange. It is unclear, however, whether the redemption rights with respect to the Company Series A Preferred Shares suspend the running of a U.S. Holder’s holding period with respect to PubCo Series A Preferred Shares for this purpose.

For this purpose, IRS guidance indicates that the maximum number of Earnout Shares generally should be treated as having been received by the U.S. Holder at the time of the Second Merger and that adjustments to the U.S. Holder’s tax basis in PubCo Ordinary Shares or PubCo Series A Preferred Shares actually received should be made if the maximum number of Earnout Shares ultimately are not issued. A U.S. Holder’s holding period in the PubCo Ordinary Shares received as Earnout Shares will include the holding period for the U.S. Holder’s Company Ordinary Shares surrendered in exchange therefor.

If the Second Merger fails to qualify as a reorganization, the Second Merger will be a fully taxable transaction for U.S. federal tax purposes. In that case, a U.S. Holder of solely Company Ordinary Shares or Company Series A Preferred Shares, as applicable, that exchanges its Company Ordinary Shares or Company Series A Preferred Shares, as applicable, for PubCo Ordinary Shares or PubCo Series A Preferred Shares, as applicable, pursuant to the Second Merger will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the PubCo Ordinary Shares or PubCo Series A Preferred Shares, as applicable, received and (ii) the U.S. Holder’s adjusted tax basis in the Company Ordinary Shares or Company Series A Preferred Shares, as applicable, exchanged. A U.S. Holder’s aggregate tax basis in the PubCo Ordinary Shares or PubCo Series A Preferred Shares, as applicable, received will be their fair market value on the date the U.S. Holder receives them. The U.S. Holder’s holding period for the PubCo Ordinary Shares or PubCo Series A Preferred Shares, as applicable, received pursuant to the Second Merger generally will begin on the day after the date the U.S. Holder receives such PubCo Ordinary Shares or PubCo Series A Preferred Shares, as applicable. Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the Company Ordinary Shares or Company Series A Preferred Shares, as applicable, exceeds one year at the time of the Second Merger. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.

U.S. Holders who hold both Company Ordinary Shares and Company Series A Preferred Shares should consult their tax advisors regarding the allocation of tax basis among their PubCo Ordinary Shares and PubCo Series A Preferred Shares received in the Second Merger and as to the holding periods thereof.

If a U.S. Holder acquired different blocks of Company Ordinary Shares or Company Series A Preferred Shares, as applicable, at different times or different prices, any gain or loss may be determined separately for each identifiable block of shares. U.S. Holders should consult their tax advisors regarding the manner in which the PubCo Ordinary Shares, PubCo Series A Preferred Shares and Earnout Shares (if any are issued) received should be allocated among different blocks of Company Ordinary Shares or Company Series A Preferred Shares, as applicable, surrendered and the determination of the tax bases and holding periods of the PubCo Ordinary Shares (including any Earnout Shares) or PubCo Series A Preferred Shares, as applicable.

Tax Consequences to U.S. Holders solely of Company Warrants.

If, as described above, the Second Merger is treated as a reorganization under Section 368 of the Code, a U.S. Holder solely of Company Warrants that receives PubCo Series A Investor Warrants in exchange therefor likely would not recognize gain or loss. The aggregate tax basis of the PubCo Series A Investor Warrants received by such U.S. Holder should be the same as the aggregate adjusted tax basis of Company Warrants exchanged therefor. The holding period of the PubCo Series A Investor Warrants received by such U.S. Holder will include the period during which Company Warrants exchanged therefor were held by such U.S. Holder.

If, contrary to the intention of the parties, the Second Merger is not treated as a reorganization under Section 368 of the Code, the Second Merger will be a fully taxable transaction for U.S. federal income tax purposes. In such case, a U.S. Holder solely of Company Warrants that are converted into PubCo Series A Investor Warrants would generally recognize gain or loss with respect to each of its Company Warrants equal to the excess (if any) of the fair market value of PubCo Series A Investor Warrants issued in respect of such Company Warrant over such U.S. Holder’s tax basis in such Company Warrant. A U.S. Holder’s aggregate tax basis in the PubCo Series A Investor Warrants received in the Second Merger will equal the fair market value of such PubCo Series A Investor Warrants. A U.S. Holder’s holding period in the PubCo Series A Investor Warrants received in the Second Merger should begin on the day after the Second Merger.

Tax Consequences to U.S. Holders who exchange Company Ordinary Shares and/or Company Series A Preferred Shares and Company Warrants for PubCo Ordinary Shares and/or PubCo Series A Preferred Shares and PubCo Series A Investor Warrants

If the Second Merger is treated as a reorganization under Section 368 of the Code, a U.S. Holder of Company Ordinary Shares or Company Series A Preferred Shares, as applicable, and Company Warrants that receives PubCo Ordinary Shares or PubCo Series A Preferred Shares, as applicable, and PubCo Series A Investor Warrants in exchange therefor in the Second Merger generally would not recognize gain or loss for U.S. federal income tax purposes. The U.S. Holder’s adjusted basis in the PubCo Ordinary Shares or PubCo Series A Preferred Shares, as applicable, and PubCo Series A Investor Warrants received would be equal to such U.S. Holder’s adjusted basis in the Company Ordinary Shares or Company Series A Preferred Shares, as applicable, and Company Warrants surrendered in exchange therefor. The U.S. Holder’s holding period for its PubCo Ordinary Shares or PubCo Series A Preferred Shares, as applicable, and PubCo Series A Investor Warrants received would include its holding period for the Company Ordinary Shares or Company Series A Preferred Shares, as applicable, and Company Warrants surrendered. It is unclear, however, whether the redemption rights with respect to the Company Series A Preferred Shares suspend the running of a U.S. Holder’s holding period with respect to PubCo Series A Preferred Shares for this purpose. Any Earnout Shares issued to a U.S. Holder would result in consequences similar to those described under “— Tax Consequences to U.S. Holders of Solely Company Ordinary Shares and Company Series A Preferred Shares” above.

If the Second Merger were not treated as a reorganization under Section 368 of the Code a U.S. Holder of Company Ordinary Shares or Company Series A Preferred Shares, as applicable, and Company Warrants generally would recognize gain or loss in an amount equal to the difference, if any, between the fair market value of the PubCo Ordinary Shares or PubCo Series A Preferred Shares, as applicable, and PubCo Series A Investor Warrants received in the Second Merger and the U.S. Holder’s adjusted tax basis in its Company Ordinary Shares or Company Series A Preferred Shares, as applicable, and Company Warrants surrendered in exchange therefor. The U.S. Holder’s aggregate tax basis in the PubCo Ordinary Shares or PubCo Series A Preferred Shares, as applicable, and PubCo Series A Investor Warrants would be equal to the fair market value of those securities on the date of the Second Merger and such U.S. Holder’s holding period for the PubCo Ordinary Shares or PubCo Series A Preferred Shares, as applicable, and PubCo Series A Investor Warrants would begin on the day following the date of the Second Merger.

U.S. Holders who hold both Company Ordinary Shares and Company Series A Preferred Shares should consult their tax advisors regarding the allocation of tax basis among their PubCo Ordinary Shares and PubCo Series A Preferred Shares received in the Second Merger and as to the holding periods thereof.

If a U.S. Holder acquired different blocks of Company Ordinary Shares or Company Series A Preferred Shares, as applicable, and Company Warrants at different times or different prices, any gain or loss may be determined separately for each identifiable block of shares or warrants. U.S. Holders should consult their tax advisors regarding the manner in which the PubCo Ordinary Shares, PubCo Series A Preferred Shares, PubCo Series A Investor Warrants and Earnout Shares (if any are issued) received should be allocated among different blocks of shares of Company Ordinary Shares, Company Series A Preferred Shares or Company Warrants surrendered and the determination of the tax bases and holding periods of the PubCo Ordinary Shares (including any Earnout Shares), PubCo Series A Preferred Shares and PubCo Series A Investor Warrants.

Tax Consequences of Ownership and Disposition of PubCo Ordinary Shares or PubCo Series A Preferred Shares

Subject to the assumptions, exceptions, limitations and qualifications set forth herein and in the U.S. federal income tax opinion filed as Exhibit 8.2 herewith, the disclosure provided under this subheading entitled “— Tax Consequences of Ownership and Disposition of PubCo Ordinary Shares or PubCo Series A Preferred Shares” is the opinion of Morgan, Lewis & Bockius LLP as to the material U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of the PubCo Ordinary Shares and PubCo Series A Preferred Shares.

Tax Treatment of PubCo Series A Preferred Shares

Section 305 of the Code provides special rules for the tax treatment of “preferred stock.” For purposes of Section 305 of the Code, “preferred stock” generally means stock that does not participate in corporate growth to any significant extent. Based on the rights and obligations with respect to the PubCo Series A Preferred Shares and the projected growth of PubCo, PubCo intends to take the position that the PubCo Series A Preferred Shares are not “preferred stock” within the meaning of Section 305 of the Code. There is no assurance, however, that the IRS or the courts will agree with such determination. Because the status of PubCo Series A Preferred Shares under Section 305 of the Code is an inherently factual issue, neither Inflection Point’s nor PubCo’s U.S. counsel express any opinion with respect to such status.

If the PubCo Series A Preferred Shares were treated as “preferred stock” under Section 305 of the Code, (i) if the redemption price of the PubCo Series A Preferred Shares exceeds the issue price, the U.S. Holder may be treated as realizing ordinary income in a manner similar to the accrual of original issue discount as applied to debt instruments and (ii) a U.S. Holder may realize deemed dividend income with respect to any dividends in arrears on the PubCo Series A Preferred Shares upon the conversion of PubCo Series A Preferred Shares into PubCo Ordinary Shares, whether at the option of the U.S. Holder or at the option of PubCo.

The remainder of this discussion assumes that the PubCo Series A Preferred Shares are not treated as “preferred stock” for purposes of Section 305 of the Code. U.S. Holders of PubCo Series A Preferred Shares should consult their tax advisors as to the consequences to them if the PubCo Series A Preferred Shares were treated as “preferred stock” for purposes of Section 305 of the Code.

Dividends and Other Distributions on PubCo Ordinary Shares and PubCo Series A Preferred Shares

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” distributions on PubCo Ordinary Shares or PubCo Series A Preferred Shares generally will be taxable as a dividend for U.S. federal income tax purposes to the extent paid from PubCo’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of PubCo’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its PubCo Ordinary Shares or PubCo Series A Preferred Shares, as applicable. Any remaining excess will be treated as gain realized on the sale or other disposition of the PubCo Ordinary Shares or PubCo Series A Preferred Shares will be treated as described below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of PubCo Ordinary Shares or PubCo Series A Preferred Shares.” PubCo (which, as discussed above, should be a continuation of Inflection Point for U.S. federal income tax purposes) can make no assurance that it will maintain calculations of earnings and profits under U.S. federal income tax principles for purposes of determining whether a distribution is reported as a dividend for U.S. federal income tax purposes. Thus, it is expected that the full amount of any distributions will be reported as dividends for U.S. federal income tax purposes. The amount of any distribution will include any amounts withheld by PubCo (or another applicable withholding agent). Any amount treated as dividend income will be treated as foreign-source dividend income. Amounts treated as dividends that PubCo pays to a U.S. Holder that is a taxable corporation generally will be taxed at regular rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends with respect to PubCo Ordinary Shares generally will be taxed at the lower applicable long-term capital gains rate only if the PubCo Ordinary Shares are readily tradable on an established securities market in the United States (which should include NASDAQ), and PubCo is not treated as a PFIC with respect to such U.S. Holder at the time the dividend was paid or in the preceding taxable year and provided certain holding period requirements are met. Dividends with respect to PubCo Series A Preferred Shares are not expected to be eligible to be taxed at such lower applicable long-term capital gains rate because they are not expected to be readily tradable on an established securities market in the United States.

Subject to applicable limitations, any foreign taxes withheld from dividends on the PubCo Ordinary Shares or PubCo Series A Preferred Shares may be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders are urged to consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may deduct foreign taxes in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of PubCo Ordinary Shares or PubCo Series A Preferred Shares

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” upon any sale, exchange or other taxable disposition of any PubCo Ordinary Share or PubCo Series A Preferred Share, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (x) the amount of cash and (y) the fair market value of any other property, received in such sale, exchange or other taxable disposition and (ii) the U.S. Holder’s adjusted tax basis in such PubCo Ordinary Share or PubCo Series A Preferred Share, as applicable (determined as described above or below), in each case as calculated in U.S. dollars. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such PubCo Ordinary Share or PubCo Series A Preferred Share, as applicable, exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations. This gain or loss generally will be treated as U.S. source gain or loss.

PubCo Series A Preferred Shares Conversion

The conversion of PubCo Series A Preferred Shares into PubCo Ordinary Shares, whether at the option of PubCo or a U.S. Holder, may, depending on the facts and circumstances, qualify as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. If the conversion is treated as qualifying as a recapitalization under Section 368(a)(1)(E) of the Code, subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” it is expected that (i) a U.S. Holder would not recognize any gain or loss on the conversion, (ii) the U.S. Holder’s aggregate tax basis in the PubCo Ordinary Shares received in the conversion would equal the aggregate tax basis in such U.S. Holder’s PubCo Series A Preferred Shares surrendered in the conversion, and (iii) the U.S. Holder’s holding period for the PubCo Ordinary Shares received in the conversion would include such U.S. Holder’s holding period for the PubCo Series A Preferred Shares surrendered in the conversion. Special tax basis and holding period rules may apply to U.S. Holders that acquired different blocks of PubCo Series A Preferred Shares at different prices or at different times. U.S. Holders should consult their own tax advisors as to the applicability of these special rules to their particular circumstances.

PubCo Series A Preferred Shares Redemption

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” the U.S. federal income tax treatment of a redemption of PubCo Series A Preferred Shares, whether at the election of a U.S. Holder or at the election of PubCo, will generally be similar to the treatment discussed above under “— Tax Consequences for U.S. Holders of Inflection Point Class A Ordinary Shares Exercising Redemption Rights,” applied mutatis mutandis with respect to PubCo Series A Preferred Shares. U.S. Holders of PubCo Series A Preferred Shares should consult their tax advisors to determine whether such a redemption would be treated as a sale or as a distribution under the Code.

Exercise, Lapse, or Sale of a PubCo Series A Investor Warrant

A U.S. Holder generally will not recognize gain or loss upon the acquisition of a PubCo Ordinary Share on the exercise of a PubCo Series A Investor Warrant for cash. A U.S. Holder’s tax basis in a PubCo Ordinary Share received upon exercise of a PubCo Series A Investor Warrant generally will equal the sum of the U.S. Holder’s adjusted tax basis in such PubCo Series A Investor Warrant and the exercise price paid. It is unclear whether a U.S. Holder’s holding period for the PubCo Ordinary Share received upon exercise will commence on the date of exercise of the PubCo Series A Investor Warrant or the day following the date of exercise of the PubCo Series A Investor Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the PubCo Series A Investor Warrant. If a PubCo Series A Investor Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s adjusted tax basis in the PubCo Series A Investor Warrant. The deductibility of capital losses is subject to limitations under the Code.

As described under “Description of PubCo Securities — PubCo Series A Investor Warrants — Cashless Exercise,” under certain circumstances, a holder of a PubCo Series A Investor Warrant may exercise such warrant on a cashless basis. The tax consequences of a cashless exercise of a PubCo Series A Investor Warrant are not clear under current law. Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” a cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the PubCo Ordinary Shares received generally should equal the U.S. Holder’s tax basis in the PubCo Series A Investor Warrants exercised therefor. If the cashless exercise was not a realization event, it is unclear whether a U.S. Holder’s holding period for the PubCo Ordinary Shares received would be treated as commencing on the date of exercise of the PubCo Series A Investor Warrants or the day following the date of exercise of the PubCo Series A Investor Warrants; in either case, the holding period will not include the period during which the U.S. Holder held the PubCo Series A Investor Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the PubCo Ordinary Shares received would include the holding period of the PubCo Series A Investor Warrants.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of PubCo Series A Investor Warrants equal to the number of PubCo Ordinary Shares having a value equal to the exercise price for the total number of PubCo Series A Investor Warrants to be exercised. In such case, subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” the U.S. Holder would recognize capital gain or loss with respect to the PubCo Series A Investor Warrants deemed surrendered in an amount equal to the difference between the fair market value of the PubCo Ordinary Shares that would have been received in a regular exercise of the PubCo Series A Investor Warrants deemed surrendered and the U.S. Holder’s tax basis in the PubCo Series A Investor Warrants deemed surrendered. In this case, a U.S. Holder’s aggregate tax basis in the PubCo Ordinary Shares received would equal the sum of the U.S. Holder’s adjusted tax basis in the PubCo Series A Investor Warrants deemed exercised and the aggregate exercise price of such PubCo Series A Investor Warrants, and it is unclear whether a U.S. Holder’s holding period for the PubCo Ordinary Shares would commence on the date of exercise of the PubCo Series A Investor Warrants or the day following the date of exercise of the PubCo Series A Investor Warrants; in either case, the holding period will not include the period during which the U.S. Holder held the PubCo Series A Investor Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the PubCo Ordinary Shares received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of PubCo Series A Investor Warrants.

Subject to the PFIC rules described below, if PubCo (or another party) purchases warrants, such purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed in a similar manner as described above under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of PubCo Ordinary Shares.”

Possible Constructive Distributions

The terms of each PubCo Series A Investor Warrant provide for an adjustment to the number of Warrant Shares for which the warrant may be exercised and to the Exercise Price of the warrant in certain events, including proportionate adjustments to the number of Warrant Shares upon any adjustment to the exercise price, e.g., as discussed in the “Description of PubCo Securities — PubCo Series A Investor Warrants — Anti-dilution Adjustments.” An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the PubCo Series A Investor Warrants would, however, be treated as receiving a constructive distribution from PubCo if, for example, the adjustment increases such U.S. Holders’ proportionate interest in PubCo’s assets or earnings and profits (e.g., through an increase in the number of PubCo Ordinary Shares that would be obtained upon exercise or through a decrease in the Exercise Price of the PubCo Series A Investor Warrants), which adjustment may be made as a result of a distribution of cash or other property to the holders of PubCo Ordinary Shares or a voluntary reduction of the Exercise Price by the Company. Such constructive distribution to a U.S. Holder of PubCo Series A Investor Warrants would be treated as if such U.S. Holder had received a cash distribution from PubCo generally equal to the fair market value of such increased interest (taxed as described above under “— Dividends and Other Distributions on PubCo Ordinary Shares”).

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of PubCo Ordinary Shares, PubCo Series A Preferred Shares or PubCo Series A Investor Warrants could be materially different from that described above if PubCo is treated as a PFIC for U.S. federal income tax purposes. As discussed above under “— PFIC Considerations in the Business Combination,” PubCo may be a PFIC for the taxable year ending December 31, 2026.

Although the PFIC status of PubCo is determined annually, an initial determination that PubCo (or, before the Business Combination, Inflection Point) is a PFIC generally will apply for subsequent years to a U.S. Holder who held shares in such company while such company was a PFIC, whether or not such company meets the test for PFIC status in those subsequent years. If Inflection Point is determined to be a PFIC (for any taxable year) with respect to a U.S. Holder who exchanges Inflection Point Class A Ordinary Shares in the First Merger, and such U.S. Holder did not timely make any of the PFIC Elections with respect to such shares, such U.S. Holder generally will be subject to special rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its PubCo Ordinary Shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the PubCo Ordinary Shares, PubCo Series A Preferred Shares or PubCo Series A Investor Warrants during the three preceding taxable years of such U.S. Holder or, if shorter, the portion of such U.S. Holder’s holding period for such shares that preceded the taxable year of the distribution) (together, the “excess distribution rules”).

Likewise, if PubCo is determined to be a PFIC for the taxable year of the Second Merger, a U.S. Holder that acquires PubCo Ordinary Shares, PubCo Series A Preferred Shares or PubCo Series A Investor Warrants in the Second Merger generally will be subject to the excess distribution rules, except with respect to PubCo Ordinary Shares or PubCo Series A Preferred Shares with respect to which the U.S. Holder timely makes any of the PFIC Elections.

Under these excess distribution rules:

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the PubCo Ordinary Shares, PubCo Series A Preferred Shares or PubCo Series A Investor Warrants;

•        the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of PubCo’s first taxable year in which PubCo is a PFIC, will be taxed as ordinary income;

•        the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and

•        an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

In general, if PubCo is determined to be a PFIC, a U.S. Holder may be able to avoid the excess distribution rules described above with respect to PubCo Ordinary Shares and PubCo Series A Preferred Shares (but, under current law, not PubCo Series A Investor Warrants) by making (or having made) a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of PubCo’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which PubCo’s taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

If a U.S. Holder makes a QEF election with respect to its PubCo Ordinary Shares or PubCo Series A Preferred Shares in a year after PubCo’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) PubCo Ordinary Shares or PubCo Series A Preferred Shares, then notwithstanding such QEF election, the excess distribution rules discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such U.S. Holder’s PubCo Ordinary Shares or PubCo Series A Preferred Shares, unless the U.S. Holder makes a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold such PubCo Ordinary Shares or PubCo Series A Preferred Shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of such purging election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the PubCo Ordinary Shares or PubCo Series A Preferred Shares.

Under current law, a U.S. Holder may not make a QEF election with respect to PubCo Series A Investor Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants) and PubCo were a PFIC at any time during the U.S. Holder’s holding period of such warrants, any gain recognized generally will be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such warrants properly makes and maintains a QEF election with respect to the newly acquired PubCo Ordinary Shares (or has previously made a QEF election with respect to PubCo Ordinary Shares), the QEF election will apply to the newly acquired PubCo Ordinary Shares. Notwithstanding such QEF election, the excess distribution rules discussed above, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired PubCo Ordinary Shares (which, while not entirely clear, generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held such warrants), unless the U.S. Holder makes a purging election under the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed United States federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from PubCo. In general, PubCo shall reasonably cooperate with shareholders of Inflection Point to make available to any such shareholder who so requests information reasonably necessary for such shareholder (or its direct or indirect owners) to timely compute any income or gain arising, if applicable, as a result of the status of Inflection Point or PubCo as a PFIC for any taxable period ending in, with or prior to the taxable year in which Business Combination occurs, including timely publicly posting a PFIC Annual Information Statement to enable such shareholder (or their direct or indirect owners) to make a QEF election for such taxable period. In addition, PubCo intends to provide similar cooperation with respect to holders of PubCo Ordinary Shares and PubCo Series A Preferred Shares that acquired such shares pursuant to the Second Merger. However, there is no assurance that PubCo will timely provide such required information. There is also no assurance that PubCo will have timely knowledge of its status as a PFIC in the future or of such information in order for U.S. Holders to make or maintain a QEF election.

If a U.S. Holder has made a QEF election with respect to the PubCo Ordinary Shares or PubCo Series A Preferred Shares, and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election for PubCo’s first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of PubCo Ordinary Shares or PubCo Series A Preferred Shares generally will be taxable as capital gain and no additional interest charge will be imposed under the PFIC rules. As discussed above, if PubCo is a PFIC for any taxable year, a U.S. Holder of PubCo Ordinary Shares or PubCo Series A Preferred Shares that has made a QEF election will be currently taxed on its share of PubCo’s earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable when distributed to such U.S. Holder. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. In addition, if PubCo is not a PFIC for any taxable year, such U.S. Holder will not be subject to the QEF inclusion regime with respect to PubCo Ordinary Shares or PubCo Series A Preferred Shares for such a taxable year.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) PubCo Ordinary Shares and for which PubCo is determined to be a PFIC, such U.S. Holder generally will not be subject to the excess distribution rules described above with respect to its PubCo Ordinary Shares. Instead, in general, the U.S. Holder will include as ordinary income in each taxable year the excess, if any, of the fair market value of its PubCo Ordinary Shares at the end of its taxable year over its adjusted basis in its PubCo Ordinary Shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in its PubCo Ordinary Shares over the fair market value of its PubCo Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its PubCo Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its PubCo Ordinary Shares will be treated as ordinary income, and any further loss recognized will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election, and any loss in excess of such prior inclusions generally would be treated as capital loss). Under current law, a mark-to-market election may not be made with respect to PubCo Series A Investor Warrants. As discussed below, it is not currently expected that a mark-to-market election may be made with respect to the PubCo Series A Preferred Shares.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including NASDAQ (on which the PubCo Ordinary Shares are intended to be listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. It is not currently expected that the PubCo Series A Preferred Shares will be treated as so regularly traded and, accordingly, it is not currently expected that a mark-to-market election may be made with respect to the PubCo Series A Preferred Shares. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the PubCo Ordinary Shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. U.S. Holders are urged to consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to PubCo Ordinary Shares under their particular circumstances.

If PubCo is a PFIC and, at any time, has a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if PubCo receives a distribution from, or dispose of all or part of PubCo’s interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. There can be no assurance that PubCo will have timely knowledge of the status of any such lower-tier PFIC. In addition, PubCo may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance that PubCo will be able to cause the lower-tier PFIC to provide such information. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs and PFIC Elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of PubCo Ordinary Shares, PubCo Series A Preferred Shares and PubCo Series A Investor Warrants should consult their own tax advisors concerning the application of the PFIC rules to PubCo Ordinary Shares, PubCo Series A Preferred Shares and PubCo Series A Investor Warrants under their particular circumstances.

Additional Reporting Requirements

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to PubCo. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement, and the period of limitations on assessment and collection of U.S. federal income taxes will be extended in the event of a failure to comply. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. Specified foreign financial assets generally include any financial account maintained with a non-U.S. financial institution and should also include PubCo Ordinary Shares, PubCo Series A Preferred Shares and PubCo Series A Investor Warrants if they are not held in an account maintained with a U.S. financial institution. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in PubCo Ordinary Shares, PubCo Series A Preferred Shares and PubCo Series A Investor Warrants.

Treasury Regulations meant to require the reporting of certain tax shelter transactions could be interpreted to cover transactions generally not regarded as tax shelters, including certain foreign currency transactions. Under the applicable Treasury Regulations, certain transactions are required to be reported to the IRS including, in certain circumstances, a sale, exchange, retirement or other taxable disposition of foreign currency, to the extent that such sale, exchange, retirement or other taxable disposition results in a tax loss in excess of a threshold amount. You should consult your tax advisor to determine the tax return obligations, if any, with respect to PubCo Ordinary Shares, PubCo Series A Preferred Shares and PubCo Series A Investor Warrants, including any requirement to file IRS Form 8886 (Reportable Transaction Disclosure Statement).

Information Reporting and Backup Withholding

Dividend payments with respect to PubCo Ordinary Shares and PubCo Series A Preferred Shares, and proceeds from the sale, exchange or redemption of PubCo Ordinary Shares, PubCo Series A Preferred Shares and PubCo Series A Investor Warrants may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Cayman Islands Tax Considerations

The following summary contains a description of certain Cayman Islands tax consequences of the acquisition, ownership and disposition of PubCo Ordinary Shares or PubCo Series A Preferred Shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase PubCo Ordinary Shares or PubCo Series A Preferred Shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any PubCo Ordinary Shares or PubCo Series A Preferred Shares under the laws of their country of citizenship, residence or domicile.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of PubCo Ordinary Shares or PubCo Series A Preferred Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of PubCo Ordinary Shares or PubCo Series A Preferred Shares, as the case may be, nor will gains derived from the disposal of PubCo Ordinary Shares or PubCo Series A Preferred Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of PubCo Ordinary Shares or PubCo Series A Preferred Shares or on an instrument of transfer in respect of a PubCo Ordinary Share or PubCo Series A Preferred Share.

PubCo has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Governor in Cabinet of the Cayman Islands in the following form:

The Tax Concessions Act

Undertaking as to Tax Concessions

In accordance with the Tax Concessions Act the following undertaking is hereby given to Air Water Ventures Limited (the “Company”)

(a)     That no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(b)    In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)     on or in respect of the shares, debentures or other obligations of the Company; or

(ii)    by way of the withholding in whole or part, of any relevant payment as defined in the Tax Concessions Law.

These concessions shall be for a period of THIRTY years from 11 August 2025.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information presents the combination of financial information of Inflection Point and Air Water, adjusted to give effect to the Business Combination.

The following unaudited pro forma condensed combined balance sheet as of December 31, 2025, combines the historical audited consolidated statement of financial position of Air Water as of December 31, 2025, included elsewhere in this proxy statement/prospectus, with the historical audited balance sheet of Inflection Point as of December 31, 2025, included elsewhere in this proxy statement/prospectus, giving pro forma effect to the Business Combination as if it had occurred as of December 31, 2025.

The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025, combines the historical audited consolidated statement of profit or loss and other comprehensive income of Air Water for the year ended December 31, 2025, included elsewhere in this proxy statement/prospectus and the historical audited statement of operations of Inflection Point for the year ended December 31, 2025, included elsewhere in this proxy statement/prospectus, on a pro forma basis as if the Business Combination had occurred on January 1, 2025.

The unaudited pro forma condensed combined balance sheet as of December 31, 2025, has been derived from:

•        the historical audited balance sheet of Inflection Point as of December 31, 2025, and the related notes thereto, included elsewhere in this proxy statement/prospectus; and

•        the historical audited consolidated balance sheet of Air Water as of December 31, 2025, and the related notes thereto included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025, has been derived from:

•        the historical audited financial statements of Inflection Point for the year ended December 31, 2025, and the related notes thereto included elsewhere in this proxy statement/prospectus. Refer to Note 2 — “Basis of Presentation” for more detail; and

•        The historical audited consolidated financial statements of Air Water for the year ended December 31, 2025, and the related notes thereto included elsewhere in this proxy statement/prospectus.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as in effect on the date of this proxy statement/prospectus which incorporates Transaction Accounting Adjustments. Air Water and Inflection Point have elected not to present any estimates related to potential synergies and other transaction effects that are reasonably expected to occur or have already occurred and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. Additionally, the unaudited pro formas include adjusting entries to convert Inflection Point’s financials from GAAP to IFRS in which the pro formas are presented.

This information should be read together with the financial statements and related notes, as applicable, of each of PubCo, Air Water and Inflection Point included in this proxy statement/prospectus and Air Water’s and Inflection Point’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Transactions

Business Combination

On August 25, 2025 (the “Effective Date”) Inflection Point, Air Water Ventures Holdings Limited, a Cayman Islands exempted company (“Air Water”), Air Water Ventures Limited, a Cayman Islands exempted company (“PubCo”) and IPCX Merger Sub Limited, a Cayman Islands exempted company (“Merger Sub”), entered into a Business Combination Agreement (the “Business Combination Agreement”). Pursuant to terms of the Business Combination Agreement and subject to the terms and conditions set forth therein: (a) Inflection Point will be merged with and into PubCo, as a result of which the separate corporate existence of Inflection Point shall cease and PubCo shall continue as the surviving company (the “First Merger”), and (b) one Business Day after the First Merger, Air Water will be merged with and into Merger Sub, as a result of which the separate corporate existence of Air Water shall cease and Merger Sub shall continue as the surviving company and a wholly owned direct subsidiary of PubCo (the “Second Merger” and, together with the First Merger, the “Mergers”).

Consideration

At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of any party or the holders of securities of Air Water or PubCo, each ordinary share of a nominal or par value of $0.01344 per share of Air Water (each, a “Company Ordinary Share”) that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into the right to receive the number of PubCo Ordinary Shares equal to the quotient of (i) that number of PubCo Ordinary Shares determined by dividing (x) $200,000,000 by (y) the Redemption Price; divided by (ii) the total number of Company Ordinary Shares (including the Company Ordinary Shares underlying the Company RSUs) issued and outstanding immediately prior to the Second Merger Effective Time (the “Exchange Ratio”).

For a description of the Business Combination and certain agreements executed in connection therewith, see “Summary of the Proxy Statement/Prospectus — The Business Combination”, “Proposal No. 1 — The Business Combination Proposal — Business Combination Agreement” and “Proposal No. 1 — The Business Combination Proposal — Ancillary Documents”.

Accounting for the Business Combination

The Business Combination will be accounted for as a reverse capitalization, in accordance with IFRS 2. Under this method of accounting, Inflection Point will be treated as the “acquired” company for financial reporting purposes, and Air Water will be the accounting “acquirer”. Identifying the acquirer using IFRS 10 concepts and IFRS 3.B14 – B18 indicators points away from Inflection Point as acquirer as there are no transfers of cash or liabilities by the legal acquirer to effect the combination; equity interests are exchanged; post-combination voting rights and governance favor the Air Water’s investors and designees; there is no dominance by Inflection Point senior management; no premium is paid by Inflection Point; and relative size does not support Inflection Point as the accounting acquirer.

Another determining factor was that Inflection Point does not meet the definition of a “business” pursuant to IFRS 3, and thus, for accounting purposes, the Business Combination will be accounted for as a reverse capitalization, within the scope of IFRS 2. The net assets of Inflection Point at fair value, and the difference between (i) the fair value of the equity issued to Inflection Point’s shareholders and (ii) the fair value of the identifiable net assets of Inflection Point is recognized as a listing expenses in profit or loss under IFRS 2.

Inflection Point has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios of Public Shares into cash as more fully described below:

•        Scenario 1 — Assuming No Redemptions:    This presentation assumes no Public Shareholders of Inflection Point exercise Redemption Rights with respect to their Public Shares upon consummation of the Business Combination.

•        Scenario 2 — Assuming Maximum Redemptions:    This presentation assumes Public Shareholders holding 25,300,000 shares of Public Shares will exercise their Redemption Rights for approximately $259.8 million at an estimated redemption price of approximately $10.27 per share, which is estimated based on the approximate amount of funds in the Trust Account as of December 31, 2025. The maximum redemptions amount reflects the maximum number of the Public Shares that can be redeemed without violating the conditions of the Business Combination Agreement. This scenario includes all adjustments contained in the “no redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

The following table sets out share ownership of PubCo on a pro forma basis assuming the No Redemptions Scenario and the Maximum Redemptions Scenario, excluding the dilutive effect of PubCo Series A Preferred Shares, PubCo Series A Investor Warrants, and Earnout Shares:

	No Redemptions		Maximum Redemptions
	Shares	%	Shares	%
Air Water shareholders	19,474,200	34.5%	19,474,200	62.3%
Public Shareholders(1)	27,830,000	49.2%	2,530,000	8.1%
Inflection Point Sponsor’s Founder Shares	8,433,333	14.9%	8,433,333	27.0%
Private Placement Shares(2)	814,000	1.4%	814,000	2.6%
Total	56,551,533	100.0%	31,251,533	100.0%

____________

(1)      The shares presented include the conversion of 25,300,000 Inflection Point Public Rights into 2,530,000 PubCo Ordinary Shares.

(2)      The shares presented reflect the conversion of (i) 500,000 Inflection Point Private Placement Shares into 500,000 PubCo Ordinary Shares and 500,000 Inflection Point Private Placement Rights into 50,000 PubCo Ordinary Shares owned by the Sponsor and (ii) 240,000 Inflection Point Private Placement Shares into 240,000 PubCo Ordinary Shares and 240,000 Inflection Point Private Placement Rights into 24,000 PubCo Ordinary Shares owned by Cantor.

The following unaudited pro forma condensed combined balance sheet as of December 31, 2025, and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025, are based on the historical financial statements of Inflection Point and Air Water. The unaudited pro forma adjustments are based on information currently available, assumptions, and estimates underlying the pro forma adjustments and are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2025(1)

	Air Water (IFRS Historical)	Inflection Point (US GAAP Historical)	IFRS Conversion and Presentation Alignment (Note 4)	Scenario 1: No Redemptions Scenario			Scenario 2: Maximum Redemption Scenario
				Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$16,615,952	$1,126,011	$—	$258,955,961	A	$310,268,752	$(259,780,731)	C	$58,533,021
				(12,628,117)	B		8,045,000	H
				(12,045,000)	H
				(80,825)	J
				62,500,000	M
				824,770	N
				(5,000,000)	O
Trade and other receivables	402,859	—	—	—		402,859	—		402,859
Inventories	3,098,232	—	—	—		3,098,232	—		3,098,232
Other receivable – dividend income	—	824,770	—	(824,770)	N	—	—		—
Prepaid expenses and other current assets	3,972,301	174,127	—	—		4,146,428	—		4,146,428
Total current assets	24,089,344	2,124,908	—	291,702,019		317,916,271	(251,735,731)		66,180,540

Non-current assets
Right-of-use assets	3,510,374	—	—	—		3,510,374	—		3,510,374
Intangible assets	575,716	—	—	—		575,716	—		575,716
Property, plant and equipment	3,368,434	—	—	—		3,368,434	—		3,368,434
Long-term prepaid insurance		53,557	—	—		53,557	—		53,557
Cash and marketable securities held in Trust Account	—	258,955,961	—	(258,955,961)	A	—	—		—

Total non-current assets	7,454,524	259,009,518	—	(258,955,961)		7,508,081	—		7,508,081
Total assets	$31,543,868	$261,134,426	$—	$32,746,058		$325,424,352	$(251,735,731)		$73,688,621

LIABILITIES

Current liabilities
Trade and other payables	9,626,196	377,149	—	(5,390,241)	B	4,613,104	—		4,613,104
Loan from related parties	5,619,944	80,825	—	(80,825)	J	—	—		—
				(4,619,944)	O
				(1,000,000)	M
Lease liabilities	976,032	—	—	—		976,032	—		976,032
Total current liabilities	16,222,172	457,974	—	(11,091,010)		5,589,136	—		5,589,136

Non-current liabilities
Employees’ end of service benefits	484,122	—	—	—		484,122	—		484,122
Lease liabilities	2,681,026	—	—	—		2,681,026	—		2,681,026
Deferred legal fees	—	2,517,919	—	(2,517,919)	B	—	—		—
Deferred underwriting fee payable	—	12,045,000	—	(12,045,000)	H	—	—		—
Earnout liability	—	—	—	99,017,000	L	99,017,000	—		99,017,000
Financial Liability – Series A Shares and Warrants	35,303,224	—	—	63,500,000	M	98,803,224	—		98,803,224
Class A ordinary shares subject to possible redemption	—	—	259,780,731	(259,780,731)	C	—	—		—
Total non-current liabilities	38,468,372	14,562,919	259,780,731	(111,826,650)		200,985,372	—		200,985,372
Total liabilities	54,690,544	15,020,893	259,780,731	(122,917,660)		206,574,508	—		206,574,508

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2025(1)

	Air Water (IFRS Historical)	Inflection Point (US GAAP Historical)	IFRS Conversion and Presentation Alignment (Note 4)	Scenario 1: No Redemptions Scenario			Scenario 2: Maximum Redemption Scenario
				Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Class A ordinary Shares subject to possible redemption	—	259,780,731	(259,780,731)	—		—	—		—

EQUITY
Share capital	$529	$—	$—	$(529)	K	$—	$—		$—
Share premium	17,333,267	—	—	(17,333,267)	K	—	—		—
PubCo ordinary shares	—	—	—	3,708	G	5,655	(2,530)	G	3,125
				1,947	K
Inflection Point III preference shares	—	—	—	—	—	—			—
Inflection Point III Class A ordinary shares	—	74	—	2,530	C	—	(2,530)	C	—
				844	E		2,530	G
				260	F
				(3,708)	G
Inflection Point III Class B ordinary shares	—	844	—	(844)	E	—	—		—
Additional paid-in capital	—	—	—	(3,237,876)	B	294,028,222	(259,778,201)	C	35,591,252
				259,778,201	C		(6,703,769)	D
				134,323,505	D		8,045,000
				(260)	F
				(15,150,197)	I
				17,331,849	K
				(99,017,000)	L
				—	H
Accumulated deficit	(40,480,472)	(13,668,116)	—	(1,482,081)	B	(175,184,033)	6,703,769	D	(168,480,264)
				(134,323,505)	D
				15,150,197	I
				(380,056)	O
Total equity	(23,146,676)	(13,667,198)	—	155,663,718		118,849,844	(251,735,731)		(132,885,887)
Total equity and liabilities	$31,543,868	$261,134,426	$—	$32,746,058		$325,424,352	$(251,735,731)		$73,688,621

____________

(1)      The unaudited pro forma condensed combined balance sheet as of December 31, 2025, combines the historical audited consolidated statement of financial position of Air Water as of December 31, 2025, with the historical audited balance sheet of Inflection Point as of December 31, 2025.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025(1)

	Air Water (IFRS Historical)	Inflection Point (US GAAP Historical)	IFRS Conversion and Presentation Alignment (Note 4)	Scenario 1: No Redemptions Scenario			Scenario 2: Maximum Redemption Scenario
				Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	$1,367,295	$—	$—	$—		$1,367,295	$—		$1,367,295
Cost of revenue	(4,705,142)	—	—	—		(4,705,142)	—		(4,705,142)
Gross loss	(3,337,847)	—	—	—		(3,337,847)	—		(3,337,847)
General and administrative expenses	(10,847,274)	(6,532,315)	—	239,167	BB	(151,463,927)	6,703,769	CC	(144,760,158)
				(134,323,505)	CC
Consultancy and professional fees	(8,551,392)	—	—	—		(8,551,392)	—		(8,551,392)
Technology expenses	(47,086)	—	—	—		(47,086)	—		(47,086)
Operating loss	(22,783,599)	(6,532,315)	—	(134,084,338)		(163,400,252)	6,703,769		(156,696,483)
Finance costs	(4,864,462)	—	—	(380,056)	DD	(5,244,518)	—		(5,244,518)
Other income	154,429	—	—	—		154,429	—		154,429
Foreign exchange loss, net	(49,281)	—	—	—		(49,281)	—		(49,281)
Dividend earned on marketable securities held in Trust Account	—	7,030,731	—	(7,030,731)	AA	—	—		—
(Loss) income before income tax	(27,542,913)	498,416	—	(141,495,125)		(168,539,622)	6,703,769		(161,835,853)
Income tax expense	—	—	—	—		—	—		—
Net (loss) income	$(27,542,913)	$498,416	$—	$(141,495,125)		$(168,539,622)	$6,703,769		$(161,835,853)
Assumed Series A preferred dividends						(9,502,659)		EE	(9,502,659)
Net loss attributable to common shareholders						(178,042,281)			(171,338,512)
Basic and diluted weighted average number of shares outstanding	32,048
Basic and diluted net loss per share	$(859)
Basic and diluted net income per share, redeemable shares		$0.63
Basic and diluted net loss per share, non redeemable shares		$(1.16)
Pro forma weighted average number of shares outstanding – basic and diluted						56,551,533 (2)			31,251,533 (2)
Pro forma loss per share – basic and diluted						$(3.15)			$(5.48)

____________

(1)      The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025, combines the historical audited consolidated statement of profit or loss and other comprehensive income of Air Water for the year ended December 31, 2025, with the historical audited statement of operations of Inflection Point for the year ended December 31, 2025.

(2)      Please refer to Note 7 — “Net Loss per Share” for details.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Description of the Proposed Transactions

On August 25, 2025 (the “Effective Date”) Inflection Point, Air Water Ventures Holdings Limited, a Cayman Islands exempted company (“Air Water”), Air Water Ventures Limited, a Cayman Islands exempted company (“PubCo”) and IPCX Merger Sub Limited, a Cayman Islands exempted company (“Merger Sub”), entered into a Business Combination Agreement (the “Business Combination Agreement”). Pursuant to terms of the Business Combination Agreement and subject to the terms and conditions set forth therein: (a) Inflection Point will be merged with and into PubCo, as a result of which the separate corporate existence of Inflection Point shall cease and PubCo shall continue as the surviving company (the “First Merger”), and (b) one Business Day after the First Merger, Air Water will be merged with and into Merger Sub, as a result of which the separate corporate existence of the Air Water shall cease and Merger Sub shall continue as the surviving company and a wholly owned direct subsidiary of PubCo (the “Second Merger” and, together with the First Merger, the “Mergers”).

Consideration

At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of any party or the holders of securities of the Air Water or PubCo each ordinary share of a nominal or par value of $0.01344 per share of Air Water (each, a “Company Ordinary Share”) that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into the right to receive the number of PubCo Ordinary Shares equal to the quotient of (i) that number of PubCo Ordinary Shares determined by dividing (x) $200,000,000 by (y) the Redemption Price; divided by (ii) the total number of Company Ordinary Shares (including the Company Ordinary Shares underlying the Company RSUs) issued and outstanding immediately prior to the Second Merger Effective Time (the “Exchange Ratio”).

For a description of the Business Combination and certain agreements executed in connection therewith, see “Summary of the Proxy Statement/Prospectus — The Business Combination”, “Proposal No. 1 — The Business Combination Proposal — Business Combination Agreement” and “Proposal No. 1 — The Business Combination Proposal — Ancillary Documents”.

Note 2 — Basis of Presentation and Accounting Policies

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that Air Water will experience. Air Water and Inflection Point have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified Transaction Accounting Adjustments and presents the Management’s Adjustments. Inflection Point has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

Inflection Point does not meet the definition of a “business” pursuant to IFRS 3 as it is an empty listed shell holding only cash raised as part of its original equity issuance. As a result, the Business Combination does not qualify as a “business combination” within the meaning of IFRS 3, Business Combinations; rather, the Business Combination will be accounted for as a capital reorganization in accordance with IFRS 2, Share-Based Payments. See Note 3 — Accounting for the Business Combination.

The historical financial statements of Air Water have been prepared in accordance with IFRS as issued by the IASB. The historical financial statements of Inflection Point have been prepared in accordance with U.S. GAAP. The unaudited pro forma condensed combined financial information reflects IFRS, the basis of accounting used by Air Water. Inflection Point’s historical financial statements have been converted from U.S. GAAP to IFRS to align with the basis of accounting used by Air Water. See Note 4 — IFRS Conversion and Presentation Alignment.

Inflection Point has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios of Public Shares into cash as more fully described below:

•        Scenario 1 — Assuming No Redemptions:    This presentation assumes no Public Shareholders exercise Redemption Rights with respect to their Public Shares upon consummation of the Business Combination.

•        Scenario 2 — Assuming Maximum Redemptions:    This presentation assumes Public Shareholders holding 25,300,000 Public Shares will exercise their Redemption Rights for approximately $259.8 million at an estimated redemption price of approximately $10.27 per share, which is estimated based on the approximate amount of funds in the Trust Account as of December 31, 2025. The maximum redemptions amount reflects redemption of 100% of the Public Shares. This scenario includes all adjustments contained in the “no redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

The following table sets out share ownership of PubCo on a pro forma basis assuming the No Redemptions Scenario and the Maximum Redemptions Scenario, excluding the dilutive effect of PubCo Series A Preferred Shares, PubCo Series A Investor Warrants, and Earnout Shares:

	No Redemptions		Maximum Redemptions
	Shares	%	Shares	%
Air Water shareholders	19,474,200	34.5%	19,474,200	62.3%
Public Shareholders(1)	27,830,000	49.2%	2,530,000	8.1%
Inflection Point Sponsor’s Founder Shares	8,433,333	14.9%	8,433,333	27.0%
Private Placement Shares(2)	814,000	1.4%	814,000	2.6%
Total	56,551,533	100.0%	31,251,533	100.0%

____________

(1)      The shares presented include the conversion of 25,300,000 Inflection Point Public Rights into 2,530,000 PubCo Ordinary Shares.

(2)      The shares presented reflect the conversion of (i) 500,000 Inflection Point Private Placement Shares into 500,000 PubCo Ordinary Shares and 500,000 Inflection Point Private Placement Rights into 50,000 PubCo Ordinary Shares owned by the Sponsor and (ii) 240,000 Inflection Point Private Placement Shares into 240,000 PubCo Ordinary Shares and 240,000 Inflection Point Private Placement Rights into 24,000 PubCo Ordinary Shares owned by Cantor.

The pro forma adjustments do not have an income tax effect as they are either (i) incurred by legal entities that are not subject to a corporate income tax, or (ii) permanently non-deductible or non-taxable based on the laws of the relevant jurisdiction.

The share amounts and ownership percentages set forth above are not indicative of voting percentages.

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3 — Accounting for the Business Combination

The Business Combination will be accounted for as a reverse capitalization, in accordance with IFRS 2. Under this method of accounting, Inflection Point will be treated as the “acquired” company for financial reporting purposes, and Air Water will be the accounting “acquirer”. This determination was primarily based on the assumption that:

•        Effective upon the Business Combination, Air Water will appoint all members of the post-combination Board, subject to Inflection Point’s reasonable approval;

•        Air Water’s operations will substantially comprise the ongoing operations of Inflection Point;

•        Air Water is the larger entity in terms of substantive operations and employee base; and

•        Air Water’s senior management will comprise the majority of the senior management of Inflection Point.

Another determining factor was that Inflection Point does not meet the definition of a “business” pursuant to IFRS 3, and thus, for accounting purposes, the Business Combination will be accounted for as a reverse capitalization, within the scope of IFRS 2. The net assets of Inflection Point will be stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of shares issued to Inflection Point over the fair value of Inflection Point’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

Note 4 — IFRS Conversion and Presentation Alignment

The historical financial information of Inflection Point has been adjusted to give effect to the differences between GAAP and IFRS as issued by the IASB for the purposes of the unaudited pro forma condensed combined financial information. The adjustment required to convert Inflection Point’s financial statements from GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information was to reclassify Inflection Point’s ordinary shares subject to redemption to non-current financial liabilities under IAS 32, as shareholders have the right to require Inflection Point to redeem the Public Shares and Inflection Point has an irrevocable obligation to deliver cash or another financial instrument for such redemption.

Note 5 — Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2025

The pro forma adjustments to the unaudited pro forma condensed combined balance sheet as of December 31, 2025, are as follows:

A.     Reflects the liquidation and reclassification of $259.0 million of funds held in the Trust Account to cash and bank balances that becomes available following the Business Combination.

B.      Represents preliminary estimated transaction costs expected to be incurred by Inflection Point and Air Water of approximately $4.2 million and $8.4 million, respectively, for legal, accounting, and advisory fees incurred as part of the Business Combination. The transaction costs incurred by Inflection Point in connection with the Business Combination are considered non-recurring and are recorded to accumulated deficit. The transaction costs incurred by Air Water in connection with the Business Combination are considered costs directly attributable to the issuance of equity instruments under IAS 32. As a result, such costs are recorded as a reduction to equity (see additional paid in capital).

Of the $4.2 million of Inflection Point transaction costs, $2.5 million has been accrued as of the pro forma statement of financial position date of December 31, 2025. $0.2 million is related to the PIPE fees, which is reflected as an adjustment to additional paid in capital. The remaining amount of $1.5 million is reflected as an adjustment to accumulated losses. Of the $8.4 million of Air Water transaction costs, $5.4 million has been accrued as of the pro forma statement of financial position date of December 31, 2025. The remaining amount of $3.0 million is reflected as an adjustment to additional paid in capital.

C.     In Scenario 1, reflects the no redemption scenario. In Scenario 2, reflects the maximum redemption of 25,300,000 Public Shares for projected aggregate redemption payments of $259.8 million at a redemption price of approximately $10.27 per share (which is an estimated Redemption Price as of December 31, 2025).

D.     In Scenario 1, represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the deemed costs of the shares issued by PubCo and the fair value of Inflection Point’s identifiable net assets at the date of the Business Combination, resulting in a $134.3 million increase to accumulated loss. In Scenario 2, represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the deemed costs of the shares issued by PubCo and the fair value of Inflection Point’s identifiable net assets at the date of the Business Combination, resulting in a $127.6 million increase to accumulated loss. The fair value of shares issued was estimated based on a market price of $10.22 per share (as of March 31, 2026). The value is preliminary and will change based on fluctuations in the price of Inflection Point Ordinary Shares through the closing date. In Scenario 1, a one percent change in the market price per share would result in a change of $3.8 million in the estimated expense. In Scenario 2, a one percent change in the market price per share would result in a change of $1.2 million in the estimated expense losses.

	No Redemptions Scenario		Maximum Redemptions Scenario
	Shares	Dollars	Shares	Dollars
Inflection Point Shareholders
Class A ordinary shares(1)	28,644,000		3,344,000
Class B ordinary shares	8,433,333		8,433,333
Fair value of shares to be issued to Inflection Point Shareholders		$378,744,957		$120,305,457
Net assets of Inflection Point as of December 31, 2025		(13,667,198)		(13,667,198)
Less: Inflection Point Transaction Costs		(1,692,081)		(1,692,081)
Add: Additional deferred underwriting fees		—		8,045,000
Add: Reclassification of Class A ordinary shares subject to possible redemption to equity		259,780,731		—
Adjusted net assets of Inflection Point as of December 31, 2025		244,421,452		(7,314,279)
Difference – being IFRS 2 charge for listing services		$134,323,505		$127,619,736

____________

(1)      The shares presented include the conversion of 25,300,000 Inflection Point Public Rights into 2,530,000 PubCo Ordinary Shares and 740,000 Inflection Point private placement rights into 74,000 PubCo Ordinary Shares.

E.      Reflects the conversion of Inflection Point Class B Ordinary shares into Inflection Point Class A Ordinary Shares on a one-for-one basis at a par value of $0.0001.

F.      Reflects the conversion of 25,300,000 Inflection Point Public Rights into 2,530,000 PubCo Ordinary Shares, par value $0.0001, and 740,000 Inflection Point Private Placement rights into 74,000 PubCo Ordinary Shares, par value $0.0001, upon the closing of the Business Combination.

G.     Reflects the exchange of Class A ordinary shares into PubCo Ordinary Shares at a par value of $0.0001.

H.     On March 18, 2026, Cantor Fitzgerald & Co., Inflection Point and Air Water entered into a fee reduction agreement pursuant (the “Fee Reduction Agreement”). Pursuant to the Fee Reduction Agreement, the parties amended the terms of the deferred underwriting commissions set forth in the Underwriting Agreement. Reflects (1) a waiver of $8,045,000 of the deferred underwriting fee that would otherwise be payable, resulting in a remainder of $4,000,000 and (2) an additional fee equal to 4.0% of cash that remains in the Trust Account at Closing.

I.       Represents the elimination of Inflection Point’s historical accumulated losses after recording the transaction costs to be incurred by Inflection Point as described in (B) above.

J.       Represents the repayment of Inflection Point’s advances from related party.

K.     Represents the exchange of Air Water shares into 19,474,200 PubCo Ordinary Shares upon the Business Combination.

L.      Reflects the estimated fair value of the Earnout Shares liability as of the pro forma condensed combined balance sheet date based on the assumptions used in the valuation. Changes in those assumptions could result in different fair value measurement and therefore could have affected the amounts presented in the pro forma financial information. Because the Earnout Shares are accounted for as a liability and remeasured at fair value at each reporting date, changes in assumptions used in the valuation model may result in significant non-cash gains or losses in future periods, which could materially affect the future combined results of operations.

The Earnout Shares were valued using a Monte Carlo simulation. The key inputs used for Triggering Events I, II and III were projected revenue and EBITDA, which were derived from the projections provided elsewhere in this document, and the discount rate of 22.7%. The key input used for Triggering Event IV was volatility of 29%. The table below provides the change in value of the respective Triggering events, assuming a standalone 100bps increase to each key input, for which the same bps decrease would yield an equal and opposite result:

Triggering Events I, II and III	Change in Valuation
100bps change in discount rate	$(26,000)
100bps change in projected revenue/EBITDA	$(27,000)
Triggering Event IV	Change in Valuation
100bps change in volatility	$516,000

M.     Represents the recording of cash of $62,500,000 and liability allocated between Series A Preferred Shares of $50,621,972 and Company Warrants in the amount of $12,878,028 in connection with the PIPE Investments. At the Second Merger Effective Time, (i) each Company Series A Preferred Share that is issued and outstanding immediately prior to the Second Merger Effective Time will be converted into the right to receive a number of PubCo Series A Preferred Shares equal to (x) the aggregate Accrued Value attributable to such Company Series A Preferred Share divided by (y) $1,000 and (ii) each Company Warrant that is issued and outstanding immediately prior to the Second Merger Effective Time that was issued pursuant to a Subscription Agreement will be converted into the right to receive a PubCo Series A Investor Warrant exercisable for a number of PubCo Ordinary Shares equal to (x) the number of Company Ordinary Shares issuable upon conversion of the holder’s Company Series A Preferred Shares upon a hypothetical conversion of such Company Series A Preferred Shares immediately prior to the Second Merger multiplied by (y) the Exchange Ratio. For additional information see “Proposal No. 1 — The Business Combination Proposal — Business Combination Agreement.”

Judgment was required in determining the classification of the PubCo Series A Preferred Shares and PubCo Series A Investor Warrants as either equity or liabilities. The PubCo Series A Preferred Shares and PubCo Series A Investor Warrants include contractual obligations for the Company to deliver cash in certain circumstances. The PubCo Series A Preferred Shares are entitled to a cash redemption upon exercise of a put option and are also subject to cash settlement upon certain corporate events. The PubCo Series A Investor Warrants contain contingent cash settlement features, including a change of control payment equal to the option’s Black-Scholes value and a cash-settled Fundamental Transaction provision. These contingent settlement obligations are genuine, more than remote, and outside the control of both the issuer and the holder. As a result, PubCo Series A Preferred Shares and PubCo Series A Investor Warrants are classified as financial liabilities under IAS 32. The financial liabilities are initially recognized at fair value adjusted with transaction costs and are subsequently measured at amortized cost.

Each PubCo Series A Preferred Share will be convertible into PubCo Ordinary Share at any time at the option of the holder at a rate equal to the Accrued Value, divided by the then-applicable conversion price. The conversion price will initially be $12.00 per PubCo Ordinary Share, subject to equitable adjustment and customary anti-dilution adjustments. If PubCo issues or is deemed to issue PubCo Ordinary Shares (other than in connection with any Exempt Issuance (as defined in the PubCo A&R Articles)) at a price per share (the “New Issuance Price”) less than the lesser of (x) $10.00, subject to equitable adjustment and (y) the conversion price then in effect (each such issuance, a “Dilutive Issuance”), then, immediately following such Dilutive Issuance, the conversion price then in effect will be reduced to an amount equal to the New Issuance Price, but not below the par value of the PubCo Ordinary Shares. In addition, if the per PubCo Ordinary Share volume-weighted average price per PubCo Ordinary Share for the 20-day trading period commencing on the date that is six months after the date on which the PubCo A&R Articles are adopted (the “Six Month VWAP”) is less than the conversion price then in effect, the conversion price will be subject to a one-time downward adjustment equal to the greater of: (i) the Six Month VWAP, and (ii) $1.00. An incremental downward adjustment of $1.00 from the initial conversion price of $12.00 would increase the amount of PubCo Ordinary Shares issuable upon conversion of all issued and outstanding Series A Preferred Shares following Closing by approximately 920,000 shares (or approximately 2% of the outstanding PubCo Ordinary Shares at Closing).

For illustrative purposes, following consummation of the Business Combination and assuming an Accrued Value of approximately $117.3 million as of August 25, 2026 (taking into account accrued dividends through such date) on the approximately 117,272 issued and outstanding PubCo Series A Preferred Shares, such shares will be convertible at the initial conversion price of $12.00 per PubCo Ordinary Share into up to 9,772,631 PubCo Ordinary Shares. The number of PubCo Ordinary Shares issuable upon conversion of the issued and outstanding PubCo Series A Preferred Shares may increase due to the accrual of dividends from the date of issuance until the date of Closing. The PubCo Series A Preferred Shares will accrue dividends daily at the rate of 12% per annum of the Accrued Value (as defined in the PubCo A&R Articles) (if paid in kind), or 10% per annum of the Accrued Value (if paid in cash). Such dividends will compound semi-annually.

Unless prohibited by applicable law, the PubCo Series A Preferred Shares shall be redeemable at the option of PubCo commencing any time (i) after the Closing but prior to the 1st anniversary of the Closing at a price equal to the greater of (a) 150% of the Accrued Value (which will be payable in cash) and (b) the amount per PubCo Ordinary Share as would have been payable on liquidation had all PubCo Series A Preferred Shares been converted into PubCo Ordinary Shares immediately prior to delivery of the applicable Call Notice (as defined in the PubCo A&R Articles) based on the then effective rate of conversion (such amount, the “Liquidation Value”), (ii) after the 1st anniversary but prior to the 2nd anniversary of the Closing at a price equal to the greater of (a) 140% of the Accrued Value (which will be payable in cash) and (b) the Liquidation Value, (iii) after the 2nd anniversary of the Closing but prior to the 3rd anniversary of the Closing at a price equal to the greater of (a) 130% of the Accrued Value (which will be payable in cash) and (b) the Liquidation Value, (iv) after the 3rd anniversary of the Closing but prior to the 4th anniversary of the Closing at a price equal to the greater of (a) 120% of the Accrued Value (which will be payable in cash) and (b) the Liquidation Value, (v) after the 4th anniversary of the Closing but prior to the 5th anniversary of the Closing at a price equal to the greater of (a) 110% of the Accrued Value and (b) the Liquidation Value, or (vi) after the 5th anniversary of the Closing at a price equal to the greater of (a) 100% of the Accrued Value (which will be payable in cash) and (b) the Liquidation Value. The Liquidation Value will be payable, at the option of PubCo, in cash or PubCo Ordinary Shares or a combination thereof, with the value of such PubCo Ordinary Shares being the closing price of such PubCo Ordinary Shares on the Designated Stock Exchange (as defined in the PubCo A&R Articles) on the Call Date.

The PubCo Series A Investor Warrants will be immediately exercisable upon issuance at Closing and will expire five years from the date of Closing. The PubCo Series A Investor Warrants include customary cash and cashless exercise provisions. Each PubCo Series A Investor Warrant is initially exercisable at $12.00 per PubCo Ordinary Share, subject to equitable adjustment and the same anti-dilution adjustments as the PubCo Series A Preferred Shares. If at any time while a PubCo Series A Investor Warrant is outstanding, PubCo issues or is deemed to issue PubCo Ordinary Shares (other than in connection with any Exempt Issuance at a New Issuance Price that is less than the lesser of (x) $10.00, subject to the equitable adjustment and (y) the exercise price then in effect, then, immediately following such Dilutive Issuance, the exercise price then in effect will be reduced to an amount equal to the New Issuance Price, but not below the par value of the PubCo Ordinary Shares. In addition, if the per PubCo Ordinary Share volume-weighted average price for the 20-day trading period commencing on the date that is six months after the Closing Date of the Business Combination (the “Measurement Price”) is less than the exercise price then in effect, the exercise price then in effect will be subject to a one-time downward adjustment equal to the greater of: (i) the Measurement Price and (ii) $5.00 (subject to equitable adjustment). An incremental downward adjustment of $1.00 from the initial exercise price of $12.00 would increase the amount of PubCo Ordinary Shares issuable upon exercise of all issued and outstanding Series A Investor Warrants following Closing by approximately 920,000 shares (or approximately 2% of the outstanding PubCo Ordinary Shares at Closing). For additional information regarding the PubCo Series A Preferred Shares and PubCo Series A Investor Warrants, see “Description of PubCo Securities.”

The PIPE Investments are expected to generate gross proceeds of $96.0 million to PubCo. Of this amount, $32.5 million was reflected in Air Water’s historical financial statements and $1.0 million is applied to repay amounts outstanding under loans from related parties under adjustment (O). As a result, the pro forma adjustment to cash and cash equivalents reflects a net increase of $62.5 million.

The value of the warrants was determined to be $3.98 per warrant using a Black Scholes model with the following significant inputs:

Stock volatility:	30.5%
Term:	5.0%
Risk Free Rate:	3.72%
Exercise Price:	$12.00

The value of the Series A Preferred Shares was determined to be $15.12 per share using a lattice model with the following significant inputs:

Stock volatility:	30.8%
Term:	10.0
Risk Free Rate:	4.15%
Exercise Price:	$12.00

____________

**      The total proceeds of the PIPE are allocated to the relative fair values, as the PIPE transaction is an arms-length transaction.

Pro forma net loss attributable to common shareholders reflects assumed dividends on Series A Preferred Shares of approximately $9.5 million, including PIK dividends and accretion associated with step-up and OID features, as if such shares were outstanding for the entire period presented. See entry EE below.

N.     Represents the reclass of $0.8 million other receivable to cash.

O.     Represents the accrual of additional interest and the payment of the bridge loan of $5.0 million and interest in connection with the bridge loan of $1.0 million, of which $619,000 was included within the balance sheet for the year ended December 31, 2025.

Note 6 — Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2025

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025, are as follows:

AA.  To eliminate interest income earned on funds in the Trust Account which will be released upon closing of the Business Combination.

BB.   To eliminate administrative service fees that will be ceased paying upon closing of the Business Combination.

CC.   Represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the fair value of shares issued by Air Water over the fair value of Inflection Point’s identifiable net assets at the date of the Business Combination. This cost is a non-recurring item. See Note 5D for additional information regarding the related expense amounts.

DD.   Represents the accrual of additional interest to be paid at the Closing.

EE.   Represents the accrual of dividends on the PubCo Series A Preferred Shares as if the Business Combination had occurred on January 1, 2025.

Air Water’s historical financial statements include approximately $2.4 million of PIK interest for the year ended December 31, 2025 based on actual issuance dates during the period. For purposes of the unaudited proforma condensed combined financial information, all of the PubCo Series A Preferred Shares purchased by investors in the PIPE Investments and to be issued in connection with the Business Combination are assumed to have been outstanding from January 1, 2025 through December 31, 2025. Accordingly, an incremental adjustment of approximately $9.5 million has been recorded to reflect full-year PIK dividends based on the stated annual dividend rate of 12%, compounded semi-annually.

Note 7 — Net Loss per Share

Represents the loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2025. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted loss per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented. If the number of Public Shares described under the “Maximum Redemptions Scenario” described above are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared, assuming two alternative levels of redemption of Public Shares:

	For the Year Ended December 31, 2025
	No Redemptions Scenario	Maximum Redemptions Scenario
Weighted average shares outstanding – basic and diluted
Air Water shareholders	19,474,200	19,474,200
Public Shareholders	27,830,000	2,530,000
Founder Shares	8,433,333	8,433,333
Private Placement Shares	814,000	814,000
Total	56,551,533	31,251,533
	For the Year Ended December 31, 2025
	Assuming No Redemptions	Assuming Maximum Redemptions
Pro forma net loss	$(168,539,622)	$(161,835,853)
Assumed Series A preferred dividends(2)	(9,502,659)	(9,502,659)
Net loss attributable to ordinary shareholders	(178,042,281)	(171,338,512)
Weighted average shares outstanding of ordinary shares – basic and diluted	56,551,533	31,251,533
Net loss per share – basic and diluted	$(3.15)	$(5.48)

____________

(1)      For the purposes of calculating diluted earnings per share, all the (i) 20,000,000 Earnout Shares, (ii) 9,772,631 PubCo Ordinary Shares issuable upon conversion of PubCo Series A Preferred Shares, and (iii) 12,140,866 PubCo Ordinary Shares issuable upon exercise of PubCo Series A Investor Warrants should have been assumed to have been issued, converted, or exercised. However, since this results in anti-dilution, the effect of such issuance, conversion, or exercise was not included in calculation of diluted earnings per share.

(2)      Air Water’s historical financial statements include approximately $2.4 million of PIK interest related to the PubCo Series A Preferred Shares for the year ended December 31, 2025, reflecting the actual issuance dates of such instruments during the period. For purposes of the unaudited pro forma condensed combined financial information, the PubCo Series A Preferred Shares are assumed to have been issued and outstanding as of January 1, 2025. Accordingly, Air Water has recorded an incremental adjustment of approximately $9.5 million to reflect additional PIK dividends that would have been recognized for the full year based on the stated 12% annual dividend rate, compounded semi-annually. Total pro forma preferred dividends for the year ended December 31, 2025 are approximately $11.9 million. These amounts are reflected as an adjustment to net loss in determining pro forma net loss attributable to common shareholders and are included in the calculation of proforma net loss per share.

INFORMATION ABOUT THE COMPANY

Unless otherwise indicated or the context otherwise requires, references in this section to the “Company,” “we,” “us,” “our,” and other similar terms refer to Air Water Ventures Holdings Limited, a Cayman Islands exempted company, and its Subsidiaries prior to the consummation of the Business Combination and refer to Air Water Ventures Limited, a Cayman Islands exempted company and its subsidiaries (including Air Water Ventures Holdings Limited) immediately following the consummation of the Business Combination.

Company Overview

We are a sustainable water solutions company that specializes in making high quality drinking water by extracting humidity from the air. Our main line of business is premium packaged water, sold in aluminum cans and bottles and glass bottles. We also manufacture and sell AWGs ranging from counter-top consumer units to 3,000 liter/day industrial systems that can supply utility-scale water farms. We also build and operate water farms and bottling sites. Our water farms and bottling sites are equipped to deliver our premium drinking water to our commercial partners using sustainable materials including glass bottles, aluminum cans and stainless steel containers. Our commitment to utilizing sustainable packaging materials will help reduce the use of plastic bottles globally. We are a first mover in direct air-to-water technology and aspire to be one of the largest producers of sustainable water in the world upon widespread adoption of our bottling facilities. Our water is sourced directly from air that is purified using high efficiency particulate air (HEPA) filters and does not come into contact with traditional ground-level infrastructure systems and contaminants, nor does it deplete natural ground water sources like rivers, streams or underground wells. As a result, we produce high quality drinking water at a lower environmental impact than traditional producers of bottled water. Years of research and development (“R&D”) have allowed us to design AWGs that deliver consistent high-quality drinking water within both air-conditioned internal settings and outdoor environments.

Our air-to-water solutions can be tailored to meet the needs of our customers. For example, customers can contract with us for the construction of our water production facilities at the site of customer demand. We maintain ownership of our facilities and equip them to produce and package our water in amounts to satisfy the levels of consumption at customer locations. Our services include the installation of AWGs and construction of bottling facilities at customer locations. Our air-to-water technology enables our customers to enjoy drinking water generated locally from the humidity in the air. Customers that employ our air-to-water technology are able to source clean, drinkable water without reliance on traditional, potentially contaminated ground-based water supply networks. Our technology allows our production facilities to be constructed at or near high-demand areas, such as hotels, restaurants offices and other commercial locations. Our technology helps alleviate pressure on ground water reserves, decarbonize traditional water transportation and reduces the requirement for large-scale, traditional piping infrastructure. As a result, our technology reduces water waste, CO2 emissions, and transportation costs, helping our partners and customers mitigate adverse impact on the environment.

Transformative Air-to-Water Technology

Our AWGs use an air intake system that is powered by fans to draw ambient air into the system for filtration, which results in the removal of impurities from the air. The filtered air then passes over cooling coils, a critical component of our air-to-water technology. These coils cool the incoming air to a temperature below its dew point. This cooling process condenses the moisture in the air to liquid form. The cooling is facilitated by a vapor-compression refrigeration system. Once the water is condensed, it is directed into water collection and storage systems. Our water collection and storage systems consist of stainless steel and copper components and piping that transport the water to a storage tank. Our design of no-touch steel storage tanks are fully welded shut. As a result, the water in our tanks is protected from airborne contaminants and other debris. Our tanks support the quality and safety of our water for use by consumers. As the water continues through the system, it passes through multi-stage water purification filters, allowing our water to meet international drinking water standards, such as the World Health Organization, GSO 149/2014, TUV Rhineland, CE/CB, ECAS and Dubai Municipality. This purification system uses multiple paths including ozone filtration systems that act as a natural yet powerful disinfectant, food-grade filters to remove particulates, activated carbon filters to eliminate chemicals and organic compounds and UV/UVC light sterilization to ensure water is of high quality. Finally, natural minerals are introduced into the filtered water, to improve taste and enhance the nutritional profile of our water. This process produces high-quality drinkable water that may be enjoyed by all.

History of The Company

Air Water UK is a private company formed on October 25, 2022 to be a holding company for the Company’s operations. Air Water Units Trading Ltd., the United Arab Emirates (UAE) operating subsidiary of the Company, was incorporated as a limited liability company on January 22, 2019. On August 17, 2025, the shareholders of Air Water UK exchanged 100% of their shares in Air Water UK for an allotment of shares in the Company (the “Share Exchange”) and as part of the same plan of reorganization as the Share Exchange, Air Water UK has elected to be treated as an entity disregarded as separate from the Company under Treasury Regulations Section 301.7701-3, effective as of the date immediately after such contribution and exchange.

The following organization chart indicates the intercorporate relationships of the Company and its subsidiaries, together with the jurisdiction of formation of each entity:

Company Shareholders
100%
Air Water Ventures Holdings Limited
Cayman Islands
(the "Company")
100%
Air Water Ventures Ltd
United Kingdom
("Air Water UK")
100%
Air Water Units Trading Limited
KEZAD Free Zone, UAE
100%
Eshara Water Asia SDN. BHD.
Malaysia(1)
100%
AWC Air Water LLC
Dubai, UAE
100%
A1rwater General Trading Co. L.L.C.
Dubai, UAE

____________

(1)      Dormant entity — liquidation process commenced.

Registered Office

The Company’s registered office address is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands.

Market Opportunity

Global Bottled Water

According to Precedence Research, the global bottled water market size in 2024 was approximately $335.5 billion, and the global bottled water market is expected to reach approximately $565.2 billion by 2034. The global bottled water market is expected to grow at a compound annual growth rate (“CAGR”) of 5.4% from 2025 to 2034. In 2024, the Asia Pacific, North America and Europe regional markets accounted for 40.1%, 26.4% and 23.2% of the global bottled water market, respectively. The global bottled water market is expected to increase, in part, due to increasing awareness of health and wellness among consumers, health concerns about the safety and quality of tap water and the potential negative health effects of consuming contaminated water. Premium bottled water is a segment of the global bottled water market and refers superior quality drinking water that is packaged using high-quality materials. Premium bottled water may be sourced from exclusive sources, such as natural springs or deep mineral sources, and high-quality packaging. These products often offer consumers health benefits that go beyond basic hydration. Examples of premium bottled water include spring water, mineral water, artesian water, alkaline water and sparkling water. The global premium bottled water market size in 2024 was approximately $22.2 billion in 2024. The global premium bottled water market is predicted to increase to approximately $43.5 billion by 2034, expanding at a CAGR of approximately 7% from 2025 to 2034. In 2024, the Europe, North America and Asia Pacific regional markets accounted for 35%, 29% and 24% of the global premium bottled water market, respectively. In 2024, the U.S. premium bottled water market size exceeded $7.1 billion. The North American bottled water market, which includes the U.S. market, generated approximately $82.4 billion in 2024 and is expected to grow at a CAGR of 5.8% from 2025 to 2030. The U.S. bottled water market was estimated at $47.4 billion in 2024 and is expected to grow at a CAGR of 5.7% from 2025 to 2030. The U.S. bottled water market is also influenced by macroeconomic factors, such as population growth, urbanization and disposable income levels. We expect increasing population growth and competitive disposable incomes to contribute to increased demand for premium bottled water. Demand in the United States for premium bottled water is also propelled by increased health consciousness among consumers. We believe this interest in healthy offerings is evidenced by strong consumer demand for premium and functional bottled water with added minerals and vitamins.

Prevailing interest in sustainability among consumers and increased environmental concerns, support demand for sustainably packaged bottled water products, as well as sustainably sourced water. The global glass and aluminum containers packaging market is expected to grow at 5.1% CAGR from 2025 to 2034. The expansion of the market for recyclable packaging materials is expected to be driven by increasing consumer demand for convenient, sustainable and reusable packaging solutions. Through the use of our bottling plants, which can be equipped with sustainable packaging materials, we believe we have the capabilities to compete in this growing market. Further, we expect the growing hospitality sector, including hotels and restaurants, to increase demand for premium bottled water offerings. See the section entitled “Information About the Company — Our Products — Bottling Plants and Water Delivery” below for additional information regarding our bottling plants.

Air-to-Water Solutions

The AWG market is driven by regions with high water stress as well as those regions that are seeing an increase demand for sustainable options, including arid and semi-arid areas, coastal regions, and places that face challenges in traditional water supply systems. The increase in urbanization in such regions has contributed to increased production and processing of goods and services that are reliant on natural resources, resulting in the depletion of critical resources at a pace that exceeds natural replenishment cycles. Our air-to-water technology, a significant advancement in the drinking water industry, has emerged in response to such challenges. Primarily, our technology addresses the global rise in demand for clean, safe drinking water and counters the problems of increasing global water scarcity. By extracting humidity from the air to produce drinkable water, our technology offers a sustainable and environmentally conscious alternative to traditional water-sourcing methods that are heavily reliant on ground-based infrastructure, groundwater, rivers, streams and other depleting freshwater sources. The United Nations (U.N.) forecasted that the cost of global, public and private investments in sustainable water-related infrastructure and services to mitigate water insecurity to be $6.7 trillion by 2030 and $22.6 trillion by 2050. Air-to-water technology aligns with the global water industry’s broader shift towards more sustainable and innovative water-sourcing solutions. This shift is driven by increasing environmental concerns, regulatory pressures, and the global urgency to conserve water resources. According to a market forecast by Transparency Market Research, the AWG market is expected to expand from $3.3 billion in 2022 to $12.5 billion by 2031, with a compounded annual growth rate (CAGR) of 16.3% from 2023 to 2031. The market opportunity for air-to-water-technology is growing given current and projected environmental challenges, including depleting global freshwater reserves. According to U.N., as of 2022, approximately 2.2 billion people lacked access to safely managed drinking water services, including 115 million people who consumed surface water. By 2040, the U.N. estimates that approximately 40% of the world’s population may face the risk of serious water scarcity. We believe these conditions present a substantial market opportunity for our air-to-water technology.

We believe our platform of customizable water solutions makes us well positioned to respond to growing global demand for premium, drinkable water. For additional information about our products and R&D plans, see “Information About the Company — Our Products” and “Information About the Company — Research & Development” below.

Factors for Growth

We expect our growth to be aligned with our goal in becoming the market leader in the expanding air-to-water technology market. Factors that we expect will contribute to our growth include:

•        Water Scarcity.    Increasing water scarcity and lack of access to clean water in many regions have created a pressing need for alternative water sources. By 2030, demand for fresh water is expected to outpace global supplies by 40%. We believe AWGs offer a viable solution to many of the problems associated with water scarcity by extracting water directly from the atmosphere, thereby reducing reliance on traditional water sources. Air-to-water technology can support existing water supplies without overtaxing traditional water sources, ecosystems and infrastructure.

•        Independence from Traditional Water Sources.    AWGs offer greater independence from traditional water sources, such as rivers, lakes, and groundwater. This independence may reduce the vulnerability to water supply disruptions, contamination, or conflicts over water rights, ensuring a more reliable and secure water supply.

•        Plastic Waste Reduction.    Our packaged water and consumer packaged goods (“CPG”) offerings only use glass and recyclable steel/aluminum cans, eliminating plastic from our products. On our dispenser side of the business, our air-to-water technology has the ability to reduce the reliance on plastic bottles by enabling water production directly at the end user site. Following a direct-to-consumer model eliminates the need for transportation, distribution, and disposal of plastic bottles, cutting packaging waste and, indirectly, carbon emissions levels. These systems aim to mitigate pollution and protect human health and wildlife by revolutionizing the water distribution process.

•        Commercial and Industrial Applications.    AWGs have diverse applications beyond residential use. They are employed in commercial and industrial settings, such as hotels, restaurants, shopping malls, school campuses, manufacturing facilities, where there is a need for a reliable and localized water supply.

•        Government Support and Regulations.    Governments worldwide are recognizing the importance of sustainable water management and are implementing policies and regulations to promote water conservation and explore alternative water sources. We anticipate that our AWGs will benefit from supportive government initiatives and subsidies. For example, in September 2025, the U.S. Environmental Protection Agency announced next steps on a program to reduce and eliminate chemical contamination in water supplies accessed by American people and businesses, mainly driven by industrial chemical contamination that has reached ground water reserves and polluted sources of water. AWGs create a solution of creating water with the absence of these contaminants by not relying on ground wells, streams, and lakes as the source of water.

•        Public Awareness and Acceptance.    Growing public awareness about water scarcity, sustainability, and the need for innovative solutions, as documented by the World Economic Forum, has increased the acceptance and demand for AWGs. As individuals and communities become more educated about the benefits and viability of these systems, their adoption is likely to grow.

Considering these factors, we believe AWGs are poised for growth as a promising solution to address water scarcity and security challenges and to contribute to sustainable water management practices globally.

Our Products

Bottling Plants and Water Delivery

We build and operate on-site bottling plants that are designed to meet the specific needs and sustainability goals of our customers. We believe our bottling plants are an attractive reliable water source for large-scale beverage producers, hospitality groups supplying bottled water to properties, retailers and food establishments selling bottled water and commercial operations. Our bottling facilities extend comprehensive bottling services to commercial customers, eliminating the need for traditional bottled water services. Our bottling plants are capable of producing our premium bottled water in still, sparkling and mineral enhanced formats, packaged with sustainable materials such as glass bottles and recyclable aluminum caps and cans. Our bottling plants offer customers a turnkey solution for a reliable water source and the production and packaging of premium bottled water for retail to end-market consumers. Customers that leverage our decentralized bottling plants reduce the need for vast supply chains, infrastructure, and the negative effects of single-use plastics at the site of their operations and surrounding communities. Our bottling plants can be installed on-site or close in proximity to the operations of our commercial customers. Following installation, our local teams manage the operations, service, quality control and on-going compliance of our bottling plants with applicable local regulations and consumer standards. Our plants are capable of producing more than 100,000 liters per day on site. In 2023, we collaborated with Fairmont Bab Al Bahr (the “Fairmont Hotel”) in Abu Dhabi to develop a commercial-scale bottling facility on site. This site has the capacity to produce more than 6,000 liters of water per day, supplying drinking water to the entire property and providing a premium drinking experience to hotel guests.

We also offer premium water delivery solutions to our retail and commercial customers. Customers can order our premium, locally sourced water in sustainable packaging formats. We offer delivery services on a weekly or monthly basis in order to meet our customers’ specifications and the demands of consumers. Customers can elect to purchase water in still or sparkling formats in glass bottles or aluminum cans. At the request of our customers, we are able to customize the packaging, branding and taste profile of our bottled water. In the United States, we are committed to producing and shipping our premium water to customers with the support of committed distribution partners. On October 2, 2025, we announced our entry into a national distribution agreement with Southern Glazer’s Wine & Spirits (“Southern Glazer’s”), a leading beverage distributor in the United States. Pursuant to the national distribution agreement, Southern Glazer’s will begin distributing our canned sparkling and still water products in South Florida. We have plans to expand distribution of our products through Southern Glazer’s to additional U.S. markets in the future. In 2025, we established partnerships with the Hilton Group of Hotels (UAE), and the Le Méridien Hotels & Resorts for delivery of our finished canned and bottled water. In 2025, we established a partnership with the U.S. National Basketball Association’s Miami HEAT for the sale of our water in the team’s basketball arena. Pursuant to this partnership, we will sell our water, produced using an alternative, non-premium formula, in special Miami HEAT branded aluminum cans.

Air Water Generators (AWGs)

We began manufacturing and developing our AWGs in 2018. We have spent the last eight years evolving decades-old dehumidification technology into a commercial scale native source of drinking water. We produce and sell both still water and sparkling water products in multiple sizes and stock-keeping units (SKUs), as well as manufacture and sell systems ranging from counter-top consumer units to industrial systems that can supply utility-scale water farms. We currently have six air-to-water generator products in our portfolio with production capacity ranging from five to 3,000 liters of water per day. Our broad product range is designed to meet the needs of different market segments from households to large-scale entertainment venues, as well as on-site bottling facilities for large consumers of bottled water, such as hotels. Our air-to-water technology is certified to UAE standards and our co-packers are responsible for ensuring compliance with U.S. local standards. Our technology was originally tailored to meet the standards set by the UAE, and also meets the requirements of the GSO149 (Gulf Standardization Organization Non-Bottled Water Quality Certification) and the ECAS (Emirates Conformity Assessment Scheme). For enhanced product quality, we incorporated an NSF 231-certified microbial removal filter, which is capable of removing over 99.99% of bacteria in drinking water.

Our indoor units are designed to produce the specified quantity of water at 24 degrees Celsius and 55% relative humidity, which is the average indoor air-conditioned environment.

A key feature of our technology is the heat exchange unit with our proprietary Alpha Air Flow system, which is unique compared to other air-to-water units. This design allows temperature adjustment, humidity control, and air flow velocity to be controlled by our smart software which increases the water condensation efficiency of our units. Our smart software monitors machine usage profiles and manages the water path selectively to observe the mineral content and balance the taste profile. The proprietary software also allows us to monitor the efficiency of the unit in real time, given the environmental conditions it is operating in. We have the ability to create customized reporting as specific and frequent as each hour, to as broad as every other day, week, month. The software also issues detailed reports on sustainability metrics. Other important features include our fully thermo-sealed heat exchange unit and new twin recirculating system, which helps prevent bacteria growth using filters and ultraviolet light.

Water Farms

Our air-to-water technology and atmospheric water farms provide decentralized water solutions can generate fresh water consistently at scale. Our water farms are designed to enhance water resilience and management, providing reliable, consistent water supply for operators in agriculture, consumer packaged goods and beverage industries. Our renewable water farms are created by banks of industrial machines that can generate consistent, self-sufficient water supply at scale on site at customer locations. Our water farms are able to reduce customer dependency on traditional water sources and can be integrated into existing manufacturing infrastructure and processes. We believe that a water farms using our technology would be capable of producing approximately 1 million liters of water per farm per day. Our first U.S. water farm in Hialeah, Florida is currently under construction and expected to produce up to 140,000 liters per day once fully operational.

Competitive Strengths

Our products are designed to produce high-quality drinking water in a way that is eco-friendly. We believe our key competitive strengths include:

•        Customizable Water Solutions.    Our goal is to create reliable, renewable and premium consumer packaged water solutions that are tailored to the desires of our customers. In some U.S. and non-U.S. markets, customers can mix and match our premium bottled water delivery, local installation of our bottling facilities, AWGs and/or our water farms to meet their needs, while eliminating reliance on traditional ground-level infrastructure systems. Our air-to-water technology is capable of producing and delivering premium bottled water to customers using sustainable and reusable packaging materials. As a result, our offerings are able to meet the expectations of health-conscious and environmentally focused consumers. Our goals include being the world’s most sustainable premium water company and offering a product and service that provides a sustainable and healthy source of water where it is needed and when it is needed. Through these efforts, we hope to continue to expand our global customer and consumer base.

•        Versatility of Air-to-Water Technology.    Our AWGs are compatible in air-conditioned areas or indoor settings and produce the same standard and quality of water as they do in outdoor settings. We currently offer six different retail unit models with capacities of 5 liters per day, 20 liters per day, 30 liters per day, 100 liters per day, 1,000 liters per day, and 3,000 liters per day. Our products are designed with two different operating systems, External Ambient (which meets actual daily/hourly stated output at 35 degrees Celsius and 60% humidity) and Internal Ambient (which meets actual daily/hourly stated output at 23 degrees Celsius and 55% humidity). Our Internal Ambient operating system uses our Alpha Air Flow protocol, which is an internal heat exchanger that stabilizes air speed and temperature to assist in output efficiency. Other system design enhancements include bespoke software to align with varying ambient temperatures and relative humidity, and maximize run time during the most efficient water take off times. Our products offer greater power efficiency as compared to competing air-to-water products, resulting in a reduced cost per liter of output.

•        Constant Innovation.    We plan to continue to make investments into R&D to continue to develop new products to cater to larger customer bases and protect our first-mover advantage. We believe that our investments in R&D, specifically related to increasing the efficiency, size and scale, and water production of our AWG generators, as well as innovation to our consumer product offerings, will give us a competitive advantage over competitors because we will continue to offer and develop more cost-effective solutions.

•        Management Team.    Our management team, led by Pete Carr, our Chief Executive Officer and Ryan Bibbo, our Chief Operating Officer, possesses a valuable combination of experience and vision. Messrs. Carr and Bibbo have over 60 years of combined executive experience across geographies in the consumer-packaged goods and beverage sectors. In addition to their technical knowledge, our team has extensive experience in creating premium consumer brands, directing organizational strategy and leading business operations.

Business Strategy

Our objective is to develop a world-class premium packaged water brand that is created by a customizable and renewable water supply solutions for our customers. Our business strategy involves increasing our consumer and customer base in existing markets and offering our air-to-water technology products and solutions to potential customers in new global markets, including North America. Key elements of our strategy include:

•        Increase Market Share.    From our founding in 2018, we have continued to expand our operations in the UAE. Additionally, we are exploring new industrial uses for our bottling plants and large-scale water farms. In the United States, we are in discussions with municipalities serving communities in rural areas, including in Louisiana and Florida, that historically have poor water supply to potentially build out water farms to supply residents with clean drinking water. Further, we are in discussions with the U.S. federal government and related agencies regarding the sale of our AWGs in order to supply drinking water that is packaged using sustainable materials to U.S. military personnel, including individuals in global regions with limited water infrastructure. Our water farms can be configured to produce anywhere from 9,000 liters of water daily to more than 300,000 liters of water daily, subject to the size of the water farm, geographic location and available resources. Our water farms can be engineered to supply water in diverse climates for industrial use, irrigation and to improve the sustainability of water sourced in major cities. We seek to address the need of water markets globally by providing a sustainable method for creating clean drinking water.

•        Target New Markets.    We are implementing our business strategy to expand our operations in the United States where we believe our comprehensive air-to-water solutions position us well to establish commercial relationships with leading retailers, luxury hotels, restaurants, sports arenas, breweries and others in need of high-volume and large-scale bottling support. In 2025, from March to October, we have manufactured approximately 300,000 units of packaged water for sale in the United States. Following the commencement of operations at our Hialeah Facility, we anticipate increasing the volume of units produced to more than 30 million per year. We are exploring potential partnerships with established companies operating in the U.S.-hospitality, events and sports industries. Our engineering team has begun working on updates to our software that is required for the North American consumer market. We are also in discussions with potential employees who will be based in the United States, including additional sales and production staff, as we continue to develop our strategy for entering this market.

Customers, Sales and Marketing

Our consumer-packaged water business provides for the sale and delivery of our bottled and canned premium water to national food and beverage retailers, grocery outlets, local independent stores, restaurants and ‘on-premise’ accounts that offer customers fine dining and premium experiences. Our industrial customer focused business serves customers across a diverse range of end markets, including blue-chip corporations, governments, and high-profile sustainability events, such as the United Nations Climate Change Conference (COP28). Additionally, we lease and sell AWGs directly to end users in these end markets. While we have a global customer base, a majority of our customers currently are in the UAE and other countries in the Middle East. We plan to prioritize our U.S. operations in 2026. Provided our entry into the U.S. premium bottled water market is successful, we expect our global customer base to reflect a significant increase in U.S. customers.

We primarily sell our products to our customers through the following markets, which require their own set of sales and marketing channels:

•        Consumer Packaged Goods/Retail.    This market primarily consists of retail partners, restaurants, colleges and universities, entertainment venues, such as basketball arenas, Formula 1 races, football stadiums, malls, hotels and casinos. The main sales and marketing channels for our CPG market are through consumer marketing activity including out-of-home advertising, consumer activation and promotions, sponsorships and point-of-purchase marketing activity.

•        Industrial.    This market primarily consists of water for industrial use or bottling plants for manufacturers governments, hotels, resorts or supermarkets. The hospitality sector overlaps within the commercial and industrial markets because some customers may prefer either bottling plants, which is within the industrial market, or smaller machines, which is within the commercial market.

•        Residential.    This market primarily consists of single-family homes or high-rise buildings with multiple living spaces for homeowners or tenants. The main sales and marketing channels for our residential market will be social media platforms. Depending on the geographic position of the customers, we plan to have the ability to engage in various channels like TikTok, X (formerly Twitter), Instagram, Facebook, WhatsApp, or similar channels. We will be able to combine social media outreach with inbound messages to drive traffic to our key sales funnel end-goal of online orders.

•        Partners.    This market primarily consists of corporations with locations in areas where AWGs are highly relevant to help such corporations meet their environmental, social and governance targets. As a result, these corporations can place large scale orders across multiple markets.

To date, we have marketed our products through sponsorships, customer engagement, networking, and word of mouth. We expect that our future marketing efforts will mainly be executed in collaboration with agencies who have regional knowledge of the markets in which we plan to target.

The CPG and industrial markets have been our main driver of sales to date. As we enter the U.S. market, the CPG market will take priority and help fuel other opportunities in different channels, such as providing water for commercial or industrial use, as well as charitable and philanthropic endeavors. Our partnership with Southern Glazer’s, a preeminent beverage distributor across North America, provides us with the opportunity to reach consumers and customers across omnichannel lanes, including e-commerce, as well as personalized sales support. This provides us a distinct competitive advantage with deep reach into customer buyers and decision-makers.

We anticipate that our e-commerce channel strategy will be divided into two main categories: B2B and B2C. We will begin by testing an online payment service for our service agreements with both new and existing customers, as service agreements involve lower monetary amounts and provide recurring revenue. The online payment platform will be accessible through a login on our website, and all new and existing customers will be granted default access. We hope to later also create logins for distributors to enable bulk orders via invoicing through the platform.

The B2C e-commerce strategy is expected to be made available to customers through an online platform that will expand the distribution reach of packaged water sales. Through this platform, customers will be able to create a user account through which they can order directly from us. This consumer platform will be equipped to accept online payments and will have its own portal with consumption statistics, including how many plastic bottles have been saved based on our fulfilled orders and the amount of water produced at our facilities on a daily basis. The platform will also have a newsletter portal where users are able to learn and educate themselves though videos and updates from us. Within the U.S., all purchasing of our packaged water products by retail accounts will go through our distributors, mainly Southern Glazer’s, either through their sales teams or their e-commerce platform. For AWG sales and leases in the U.S., we will be evaluating our opportunities and framing our commercial strategy throughout 2026.

We anticipate all transactions within B2B and B2C e-commerce strategies will be integrated to our enterprise resource planning (“ERP”) system for structure financing and reporting. We expect that each of our B2B and B2C e-commerce strategies will be globally enabled with the ability to support multiple regions on the same platform.

Operations

Our current operations are based in Dubai’s Jebal Ali Free Zone, with an additional warehouse in KIZAD, Abu Dhabi Ports. Our product design, engineering, and quality control (“QC”) teams are primarily in Dubai with part of the team based in the United States. For the UAE market, our finance, sales, administration, logistics and customer service teams are also based in our Dubai facility.

We operate a full ERP system, which provides efficient management and control throughout the business. Our operating protocols include Six Sigma, ISO 9001-2015, TS 16949, HACCP, NPI, IQC, OQC and Accelerated Life Test. Our production processes work closely with key suppliers, which allows us to have full traceability of all our products. We have developed a bespoke remote data control (“RDC”) system, which allows us to monitor and check our machines remotely. This allows us to offer Pay Per Liter (PPL), whereby our machines transmit data to our ERP cloud server every few minutes. Our ERP system automatically generates a month end report and invoice for water dispensed. Every machine has a unique serial number embedded in such machine’s chip, which provides total control and management throughout the life of the product. This unique serial number also controls and manages all the service requirements of the machine. Additionally, our customer service team offers full service and maintenance packages with onsite customer training and 24/7 support.

Manufacturing, Suppliers, and Quality Control

Manufacturing

Our products use raw materials, such as aluminum, copper, stainless steel, zinc passivated mild steel, ABS, PP, PoM, PE, carbon, UF, PP, UV, UVC, pleated HEPA filtration media, metal stamping, powder coating, extruding, injection molding, vacuum forming and various refrigeration gases.

Suppliers

Our principal supplier for raw materials is CE CB via TUV Rhineland. We believe that our raw materials would be available from other sources, but that the loss of certain suppliers may result in a higher cost of materials, delivery delays, short-term increases in inventory and higher quality control costs. Our purchases of raw materials are based on production schedules and, as a result, inventory on hand is generally not exposed to price fluctuations. World commodity markets and currency exchange rates may also affect the prices of materials purchased in the future.

While there are multiple sources for these raw materials and components, we have experienced price volatility or supply constraints when materials have not been available from multiple sources. From time to time, we acquire certain inventory in anticipation of supply constraints or enter into longer-term pricing commitments with suppliers to improve the priority, price, and availability of supply. We are actively expanding our supply chain partners in the United States.

Quality Control

We operate a strict QC ISO, Six Sigma and TS16949 protocol within our supply chain. This allows us to utilize our and our supplier’s QC, part and product test, accelerated life test, material analysis, FMEA, IQC, Assy QC, OQC final approval detail process, cost analysis and ECN revision control.

Research & Development

R&D is a key foundation of our growth strategy, and we focus on the design and development of products and application know-how that addresses anticipated customer needs and emerging trends. Our engineers are involved in new product development as well as the improvement of existing products to increase customer value. We plan to invest substantial resources into R&D in the future. We anticipate we will continue to develop and invest in our R&D capabilities to promote a steady flow of innovative, high-quality, and reliable products to further strengthen our position in the markets we serve.

We have R&D and product development capabilities in the UAE and United States. R&D activities are initially conducted in our technology centers, located in Dubai and Florida. We work closely with high-level consultants on various projects along with some of our major manufacturing facilities to enable an efficient and robust development process. We have plans to establish several global technical centers in the U.S. and UAE, comprised of mechanical and electrical engineers and HVAC specialists. In addition, we have local development teams around the world where we are supporting global needs and accelerating the customization of our products and solutions to address local needs. In some cases, our R&D activities will be conducted at our piloting and testing facilities and at strategic customer sites. These piloting and testing facilities enable us to serve our strategic markets globally. As part of expanding our bandwidth and to increase our access to technology, we have built innovation eco-system partnerships with academic institutions, start-up accelerators, and venture capital organizations.

Our R&D focus in the next 24 months will be in the following areas: power efficiency, coil fin design and coatings, variable ambient systems, CFD on air flow, water management, recirculation, anti-bacterial solutions, UVC, filtration systems (removing plastic housings), enhanced high end cabinet design utilizing various materials and coatings, sparking water, dispensing. We plan to introduce more automation and “in out” feed robotics to improve efficiency and output.

Intellectual Property

We rely on a combination of trademarks and trade secrets to protect our IP rights and our success relies in part on our ability to protect our IP rights. We own one granted patent in the Gulf Cooperation Council (GCC) to protect certain features of our AWGs. This patent will expire on May 12, 2040, subject to payment of renewal fees in the meantime. In July 2024, we applied for additional patents under the Patent Cooperation Treaty with potentially broad geographic coverage to protect the innovative air flow path and tank split design of our AWGs. If granted, these patents will expire in July 2044, subject to payment of renewal fees. We generally seek patent protection for inventions that we believe will improve our competitive position and are not suitable to be kept as a trade secret. While we own, control or license trade secrets, proprietary information, trademarks, trade names, copyrights, and other intellectual property rights which, in the aggregate, are of material importance to our business, management believes that our business, as a whole, is not materially dependent on any one intellectual property right or related group of such rights. We regularly apply for and have acquired a total of 55 design registrations protecting the design of certain elements of our AWGs in the United States and certain non-U.S. jurisdictions, including Canada, China, European Union, United Kingdom, India and the UAE. Of those 55 design registrations, 45 are granted and 10 are pending. Our granted U.S. design registration is anticipated to expire in 2040. Our granted non-U.S. design registrations are anticipated to expire between 2039 and 2049. We have also registered a total of 9 trademarks over “A1R” in Mexico, Singapore and the UAE. The design registrations will expire at various times in accordance with local laws, while trademarks may extend indefinitely, subject to local use requirements.

Competition

Our industry is highly fragmented and includes a number of regional and niche-focused competitors. Competition, specifically in the CPG market, is largely based on product source and reliability, pricing of products, ability to meet consumer needs and desire state, brand reputation, energy and water efficiency, product compliance with regulatory and environmental requirements, product lifecycle cost, scalability, and the effectiveness of distribution channels. Our competitors include Nestle Water, Primo Water, brands from Coca Cola and Pepsi, as well as a myriad of local and regional brands. On the industrial/AWG manufacturing side, our competitors are Watergen, Source Water and Kara Water, among others. While we compete with a variety of companies in two different sectors of the water industry, we do not consider any single company to be a key competitor to our business as a whole.

Seasonality

Related to our CPG/packaged water business, the consumer and customer needs are relatively stable and flat year-round. We see increases during summer months if warmer temperatures occur, but generally packaged water purchases and consumption is fairly consistent during the year. Within our AWG industrial business unit, our business may exhibit seasonality resulting from our customers’ increasing demand for our products and services during the spring and summer months as compared to the fall and winter months, especially for external water generation generators. For example, we experience increased demand for products in the warmer months, which, together with other factors, typically results in improved performance in the second half of our fiscal year. Inclement weather and extreme weather events, such as tropical storms and severe flooding, can also have varying impacts on our business. For example, certain events may adversely affect our ability to timely deliver our products to customers. Additionally, extreme weather conditions can contribute to customer shutdowns that prevent or defer our performance of services or lease/sale of equipment, while other events may drive increased demand for our products and services, particularly emergency response services. As a result, our financial performance may vary from period to period.

Government Regulation and Compliance

We are subject to extensive and varied laws and regulations in the jurisdictions in which we operate, including those relating to anticorruption and trade, anti-money laundering, import and export compliance, antitrust, data security and privacy, employment, workplace safety, product safety and regulation, environmental compliance, and intellectual property. Our policies mandate compliance with all applicable laws and regulations, and we operate our business in accordance with standards and procedures designed to comply with these laws and regulations.

The geographic breadth and the nature of our operations subject our operations and products to extensive environmental, health and safety laws, regulations, and permits, domestically and internationally, at national, state, and local levels throughout the world. Such laws, regulations, and permits relate to, among other things, air emissions, potable and non-potable water and wastewater treatment, wastewater discharge, the generation, handling, storage, use, transport, treatment, and disposal of non-hazardous and hazardous materials and wastes, product safety, and workplace health and safety. These laws and regulations impose various requirements and restrictions on our operations and the products we distribute, and they could increase the cost of producing certain products or make certain products obsolete or less attractive in the marketplace. Our failure to comply with these laws and regulations could result in fines, penalties, enforcement actions, product recalls, third-party claims, damage to property or natural resources, personal injury claims, requirements to investigate or cleanup property or to pay for the costs of investigation or cleanup or regulatory or judicial orders requiring corrective measures, including the installation of pollution control equipment, remedial actions, or the pulling of products from the market, and could negatively impact our reputation with customers. Many of our customers are subject to the same or similar environmental, health and safety laws and regulations.

We comply with UAE standards GS149-2014 and GSO10.25. Our water contact parts are from NSF certified materials. Our high level UF hollow fiber multi core membrane carries NSF232 certification. Within the U.S., we follow and comply with FDA regulations related to bottled and packaged water consumer sale and consumption.

Insurance

We maintain general insurance for public and products liabilities. Our product liability insurance covers our global operations including in the following countries: the UAE, United States, and Saudi Arabia. Our insurance policies are in amounts and on terms deemed adequate by management, based on our actual claims experience and expectations for future claims. However, future claims could exceed our applicable insurance coverage.

Sustainability

Sustainability is a primary focus of our business. As a leading air-to-water technology company, we address some of the world’s most urgent sustainability challenges, including responsible stewardship of our shared water resources and resiliency of communities to climate change. Technology is playing an increasingly important role in helping the world solve water issues. We have a history of innovation, and we are focusing on the powerful capabilities of smart technology, integrated management, and data analytics. For example, in 2023, we formed a partnership with the Fairmont Hotel in Abu Dhabi, UAE for the production, bottling and sale of our water. From 2023 to 2025, we generated over 700,000 liters of clean drinking water from the air. We believe this partnership serves as a blueprint for scalable, sustainable water solution that can serve as a model for improved water access across the UAE and beyond. Our Fairmont partnership served as the foundation for the creation of our 90,000 sq. foot Dubai bottling facility.

We use business sustainability to generate economic value while also creating value for society. We have extensive projects underway with Khalifa University to incorporate sustainable sources of power into our units and for powering our bottling facilities. This creates a sustainable way to produce water with low or even zero carbon emissions.

Human Capital Resources

Talent Retention and Succession Planning

At our organization, talent retention and succession planning are integral to our commitment to fostering a thriving and sustainable work environment. We are dedicated to cultivating an environment where employees can grow, excel, and achieve full potential. As of December 1, 2025, our global workforce consists of 99 full-time employees consisting of: 91 located in the UAE and 8 located in the United States. To retain our talent, we seek to invest in professional growth by offering opportunities to enhance skills by providing mentorship and practical learning opportunities. As we continue to build out our U.S. operations and establish our executive team, we anticipate hiring more than 60 new U.S.-based employees, including approximately 50 employees who will serve our Hialeah, Florida bottling facility and approximately 10 members of management to lead business operations. Our goal is to motivate our employees to embrace new challenges, explore their interests, and build long lasting careers with us.

We recognize the significance of succession planning. We strive to identify high-potential individuals, both within and outside our business, who demonstrate the necessary skills, knowledge, and ambition to take on pivotal roles in the future. Through our focus on talent retention and succession planning, we ensure the ongoing success of our organization.

Workplace Health and Safety

At our organization, we are committed to maintaining high standards of workplace health and safety. We have implemented robust health and safety protocols for physical and mental well-being. To maintain a secure work environment, we provide protective equipment and implement frequent risk assessments and safety training programs.

We believe workplace health and safety is a collective responsibility, and we engage our employees in identifying potential hazards, reporting concerns, and participating in safety initiatives. Our employee handbook emphasizes employees’ ability to raise any health or safety issues.

Property

Our corporate headquarters are in Hialeah, Florida. At this leased property, we currently lease approximately 112,000 square feet, of which 12,000 square feet is office space dedicated to our group-level executive team and support staff that operate and manage both our U.S. operations and our global business. Moreover, at this location, we are constructing our first bottling facility located in the United States. Once fully operational, this Florida bottling facility will have the capacity to produce and package over 36 million liters of our water product per year. The bottling facility will have three advanced bottling and canning lines, automated packaging and pallet equipment, as well as space for AWG manufacturing and R&D work to be completed.

Our Dubai freezone operation totals 88,000 square feet with expansion space available should we wish to begin manufacturing in the UAE. Approximately 75,000 square feet of this space is used for our bottling, warehousing, and water treatment and quality control equipment. Further, we have 7,000 square feet dedicated as office space for members of our team that help run our UAE operations.

We believe that our existing properties are sufficient and suitable for our business for the foreseeable future. To the extent our needs change as our business grows, we expect that additional space and facilities will be available. The following table sets forth a summary of certain information regarding our key properties.

Jurisdictions (City/Country)	Number of Locations	Type of Location	Leased/Owned	Square Feet	Products Manufactured/ Services Provided
Hialeah, FL, USA	1	Bottling Facility and Offices	Leased	112,000	Packaged water in aluminum cans and glass bottles, AWGs.
Dubai, UAE	1	Bottling Facility and Offices	Leased	88,000	Packaged water in aluminum cans and glass bottles, AWGs.

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims that arise in the ordinary course of our business, the outcomes of which are subject to uncertainty. Any claims against us, whether meritorious or not, can be time-consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources. We are not currently a party to or aware of any proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition, or results of operations.

On October 17, 2025, NDO BEV LLC (“NDO”), a Florida-based water brand, filed a Complaint against the Company in the Complex Business Division of the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida, in an action captioned NDO BEV LLC v. Air Water Ventures Ltd., Miami Heat Limited Partnership, Basketball Properties, Ltd., Case No. 2025-020459-CA-01 (the “Action”).

The Complaint asserts claims arising from the Company’s January 7, 2025 sponsorship agreement (the “Agreement”) with the Miami Heat Limited Partnership and Basketball Properties, Ltd. (the “Miami Heat”). Pursuant to the Agreement, the Company is designated as the “Official Water of the Miami HEAT,” retains a number of sponsorship rights, and provides non-premium water for sale in the Kaseya Arena. The Complaint alleges that the Miami Heat breached its sponsorship agreement with NDO, pursuant to which NDO is the “Official Premium Water of the Miami HEAT,” retains a number of sponsorship rights, and provides premium water for sale in the Kaseya Arena, when it entered into the Agreement with the Company. The Complaint alleges that the Company tortiously interfered with NDO’s sponsorship agreement and NDO’s prospective economic relationships when it entered into the Agreement and seeks damages in connection with these claims.

The parties are currently engaged in discovery on the facts supporting the claims and defenses in the Action. There is currently no schedule in place. While we cannot predict the outcome, we believe that the Company has meritorious defenses and will continue to vigorously defend the action.

THE COMPANY’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise indicated or the context otherwise requires, references in this section to the “Company,” “we,” “us,” “our,” and other similar terms refer to Air Water Ventures Holdings Limited, a Cayman Islands exempted company, and its subsidiaries prior to the consummation of the Business Combination and refer to Air Water Ventures Limited, a Cayman Islands exempted company and its subsidiaries (including Air Water Ventures Holdings Limited) immediately following the consummation of the Business Combination.

The following discussion and analysis includes information that the Company’s management believes is relevant to an assessment and understanding of the Company’s consolidated results of operations and financial condition. Following the consummation of the Business Combination, PubCo will comprise the operations of Air Water Ventures Limited and its subsidiaries. Unless context requires otherwise, all references to “PubCo” refer to Air Water Ventures Limited following the consummation of the Business Combination.

You should read the following discussion and analysis of our financial condition and results of operations together with section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and the Company’s consolidated financial statements as of December 31, 2025 and 2024 and for the fiscal years ended December 31, 2025 and 2024, and in each case, the respective notes thereto, included elsewhere in this proxy statement/prospectus. This discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs, which involve risks and uncertainties. As a result of many factors, such as those set forth under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections and elsewhere in this proxy statement/prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview of Business

We are a sustainable water solutions company that specializes in making high quality drinking water by extracting humidity from the air. Our main line of business is premium packaged water, sold in aluminum cans and bottles and glass bottles. We also manufacture and sell AWGs ranging from counter-top consumer units to 3,000 liter/day industrial systems that can supply utility-scale water farms. We also build and operate water farms and bottling sites. Our water farms and bottling sites are equipped to deliver our premium drinking water to our commercial partners using sustainable materials including glass bottles, aluminum cans and stainless steel containers. Our commitment to utilizing sustainable packaging materials will help reduce the use of plastic bottles globally. We are a first mover in direct air-to-water technology and aspire to be one of the largest producers of sustainable water in the world upon widespread adoption of our bottling facilities.

Recent Developments

Business Combination

On August 25, 2025 (the “Effective Date”), we entered into a Business Combination Agreement (the “Business Combination Agreement”) with Inflection Point Acquisition Corp. III, a Cayman Islands exempted company (“Inflection Point”), Air Water Ventures Limited, a Cayman Islands exempted company (“PubCo”) and IPCX Merger Sub Limited., a Cayman Islands exempted company (“Merger Sub”). Pursuant to terms of the Business Combination Agreement and subject to the terms and conditions set forth therein: (a) Inflection Point will be merged with and into PubCo, as a result of which the separate corporate existence of Inflection Point shall cease and PubCo shall continue as the surviving company (the “First Merger”), and (b) one Business Day after the First Merger, we will be merged with and into Merger Sub, as a result of which the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving company and a wholly owned direct subsidiary of PubCo (the “Second Merger” and, together with the First Merger, the “Mergers”). The Business Combination Agreement and the transactions contemplated thereby were unanimously approved by the board of directors of each of the Company, Inflection Point, PubCo and Merger Sub, and by the sole shareholder of each of PubCo and Merger Sub. The closing of the Transactions is targeted to be consummated in the second quarter of 2026, after receipt of the required approval by the shareholders of Inflection Point (the “Inflection Point Shareholder Approval”), the required approval of the shareholders of the Company (the “Company Shareholder Approval”) and the fulfilment of certain other terms and conditions set forth in the Business Combination Agreement. For more information see “Proposal No. 1 — The Business Combination Proposal — Business Combination Agreement”.

Company Series A Preferred Share Investment

On August 25, 2025, in connection with the transactions contemplated by the Business Combination Agreement, the Company entered into (i) the Pre-Funded PIPE Subscription Agreement with Inflection Point Fund I, LP, an affiliate of Inflection Point, and the Pre-Funded PIPE Investors, pursuant to which the Pre-Funded PIPE Investors have agreed to purchase approximately $28.5 million of the Company’s Series A1 Preferred Shares and Company Warrants, which transactions have been consummated concurrently with the execution of the Business Combination Agreement and (ii) the Closing PIPE Subscription Agreement with the Closing PIPE Investors, pursuant to which the Closing PIPE Investors have agreed to purchase approximately $31.0 million of Company Series A Preferred Shares and Company Warrants, which transactions will be consummated immediately prior to the Second Merger Effective Time. On March 19, 2026, the Company entered into (i) the Pre-Funded PIPE Subscription Agreement with Tau Capital pursuant to which Tau Capital purchased $5.0 million of Company Series A Preferred Shares and Company Warrants, and (ii) the Closing PIPE Subscription Agreements with additional Closing PIPE Investors, pursuant to which the Closing PIPE Investors have agreed to purchase approximately $15.0 million of Company Series A Preferred Shares and Company Warrants, which transactions will be consummated immediately prior to the Second Merger Effective Time. Further, on May 25, 2026 and June 5, 2026, the Company entered into additional Pre-Funded PIPE Subscription Agreements pursuant to which a certain PIPE Investor and IPF agreed to purchase $7.5 million and $5.0 million, respectively, of Company Series A Preferred Shares and Company Warrants.

As of July 2, 2026, the Company has received, or will receive, a total of $96.0 million in committed proceeds from PIPE Investors in the PIPE Investment, consisting of (i) $4.0 million received from the Pre-Signing PIPE Investment, (ii) $46.0 million received from the Pre-Funded PIPE Investment and (iii) $46.0 million to be received from the Closing PIPE Investment. The Closing PIPE Investment includes $1.0 million of fixed return payable under a facility agreement entered into between Air Water UK and a Closing PIPE Investor that will be converted into PubCo Series A Investor Warrants at closing of the Business Combination.

For additional information regarding the Company Series A Preferred Shares Investments and Subscription Agreements, see “Proposal No. 1 — The Business Combination Proposal — Company Series A Preferred Shares Subscription Agreements.”

Public Costs

Subsequent to the Business Combination, PubCo is expected to become an SEC-registered and Nasdaq-listed company, which will require PubCo to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. PubCo expects to incur substantial additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

The most significant change in PubCo’s future reported financial position and results are expected to be an estimated increase in cash (as compared to the Company’s balance sheet at December 31, 2025) resulting in a closing cash balance of approximately $62.8 million, assuming maximum shareholder redemptions, or $322.6 million, assuming no redemptions. Total direct and incremental transaction costs are estimated at approximately $15.7 million. For additional information, see “Unaudited Pro Forma Condensed Combined Financial Information.” From January 2026 through December 2026, the Company has incurred and anticipates that it will continue to incur capital expenditures in connection with the construction of and commencement of operations at its first U.S.-based Hialeah Facility.

Factors that May Influence Future Results of Operations

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this proxy statement/prospectus entitled “Risk Factors.” Key factors affecting our results of operations are summarized below.

Expansion of Global Bottled Water Market.    Our main line of business is premium packaged water, sold in aluminum cans and bottles and glass bottles. The global bottled water market is expected to grow at a CAGR of 5.4% from 2025 to 2034. The premium bottled water market is predicted to increase to approximately $43.5 billion by 2034, expanding at a CAGR of approximately 7% from 2025 to 2034. The global bottled water market is expected to increase, in part, due to increasing awareness of health and wellness among consumers, health concerns about the safety and quality of tap water and the potential negative health effects of consuming contaminated water. Premium bottled water is a segment of the global bottled water market and refers to superior quality drinking water that is packaged using high-quality materials. Significant interest in sustainability among consumers and increased environmental concerns, support demand for sustainably packaged bottled water products. We believe our bottling plants will be a major driver of our growth in the foreseeable future and that we have the capabilities to compete in this growing market. Our bottling plants can produce premium drinking water in quantities to meet consumer demand. Further, our bottling plants can be equipped to package our premium water products using sustainable materials, such as glass and aluminum. Consumer demand for our products, technology and systems could change based on a number of possible factors, including changes in consumer preferences, dietary habits, refreshment and nutritional habits. If consumer demand for our products, technology or systems decreases, our business, financial condition, results of operations and cash flows may be adversely affected.

Expansion of Operations to the United States.    Our strategic growth plan includes expanding into the U.S. market. Successfully entering and thriving in new markets is contingent upon our understanding and adaptation to local consumer preferences, which may vary significantly from those in our current markets. A failure to accurately gauge these preferences could result in reduced product acceptance and lower sales in these regions. Moreover, each new market presents unique regulatory challenges. Navigating varying regulatory landscapes and ensuring compliance is crucial. Non-compliance or changes in regulatory frameworks could lead to legal ramifications, increased operational costs, and potential delays in market entry. If we are unable to access the U.S. markets due to legislative restrictions or any other reason, or if our expansion into such markets is not at the scale and speed that we intend, our business, financial condition and results of operations could be adversely affected. We aim to ensure compliance with all regional legal and regulatory requirements and expect to expand upon our existing offerings to customers of premium packaged water, sold in aluminum cans and bottles and glass bottles and consumer, commercial and industrial sales of our AWG product line.

Geopolitical Conflict with Iran.    Our UAE-based operations and assets are exposed to heightened risks from the ongoing conflict between the United States and Iran. UAE has experienced the adverse effects of direct military action due to this conflict, and there can be no assurance that further escalation will not occur and how and to what extent our UAE-based operations will be impacted by this ongoing conflict. For further information about the risks to the Company from the ongoing conflict the United States and Iran, see “Risk Factors — Economic and External Risks — Unfavorable general economic and geopolitical conditions could adversely affect our business, financial condition and results of operations.”

Key components of Our Results of Operations

Revenue

Our historical revenue has primarily been earned from (i) the sale of atmospheric water generator systems (machines) (“AWGs”), (ii) lease of AWGs, (iii) service revenue, (iv) bottling revenue and (v) other revenue.

The Company’s revenue from sale of AWGs is primarily generated through manufacturing and sales of the AWGs to customers. The revenue from services is derived from maintenance service arrangements with customers, through which the Company provides after-sales services such as annual repairs and maintenance. Bottling revenue includes revenue recognized from sales of packaged water, setting up bottling units at customer premises, and from the supply of water through the AWGs to customers. The Company also derives revenue from customer leases of AWGs. Other revenue is produced from the sale of spare parts and other miscellaneous sources.

Cost of Revenue

Cost of revenue primarily include costs associated with the manufacturing, packaging of our products, service costs and shipping and handling costs incurred to store, prepare and move products between our production facilities or from production facilities to customers.

General and Administrative Expenses

Administrative expenses consist primarily of employee salaries and benefits, marketing expenses, and depreciation of property and equipment.

Consultancy and Professional fees

Consultancy and professional fees consist primarily of audit fees, legal fees and other professional fees.

Finance Costs

Finance costs consist primarily of bank charges and interest on our related party loans. For additional information related to our related party loans, please see the section entitled “Related Party Transactions — Air Water Relationships and Related Party Transactions.”

Foreign Exchange Loss, Net

Foreign exchange losses, net primarily consist of foreign exchange losses on purchases from international suppliers.

Results of Operations — Comparison of Years Ended December 31, 2025 and 2024

The following table summarizes our consolidated results of operations for the fiscal years ended December 31, 2025 and 2024. All amounts are shown in U.S. dollars.

	For the Year Ended December 31,		Change in
	2025	2024	$	%
Revenue	$1,367,295	$518,697	$848,598	164%
Cost of revenue	(4,705,142)	(1,137,082)	(3,568,060)	314%
Gross profit/(loss)	(3,337,847)	(618,385)	(2,719,462)	440%
General and administrative expenses	(10,847,274)	(8,984,550)	(1,862,724)	21%
Consultancy and professional fees	(8,551,392)	(1,271,915)	(7,279,477)	572%
Technology expenses	(47,086)	(49,142)	2,056	(4)%
Operating loss	(22,783,599)	(10,923,992)	(11,859,607)	109%
Finance costs	(4,864,462)	(227,301)	(4,637,161)	2,040%
Other income	154,429	214,159	(59,730)	(28)%
Foreign exchange loss, net	(49,281)	(33,335)	(15,946)	48%
Total Comprehensive Loss	$(27,542,913)	$(10,970,469)	(16,572,444)	151%

Comparison of Years Ended December 31, 2025 and 2024 for Our Key Components of Our Results of Operations

Revenue

Total revenue was $1.4 million and $519 thousand for the years ended December 31, 2025 and 2024, respectively. Total revenue increased by $849 thousand, or 164%, from the year ended December 31, 2024. The increase was primarily attributable to a $417 thousand increase in bottling revenue as a result of the addition of bottling plant capacity and consumer demand, as well as an increase of $432 thousand from other revenue.

Cost of Revenue

Cost of revenue increased $3.6 million, or 314%, to $4.7 million for the year ended December 31, 2025, compared to $1.1 million for the year ended December 31, 2024. The increase was primarily attributable to increased costs in bottling operations, with cost of revenue attributable to bottling revenue of $3.5 million in the current year, an increase of $3.1 million compared to $416 thousand in the prior year. The increase was primarily driven by the increase in bottling plant capacity and related equipment, depreciation related to right-of-use assets used in our production process and equipment, as well as charges to inventory obsolescence related to managements realignment of revenue channels.

General and Administrative Expenses

General and administrative expenses increased $1.9 million, or 21%, to $10.8 million for the year ended December 31, 2025, compared to $8.9 million for the year ended December 31, 2024. The increase was primarily attributable to increased salaries and benefits, marketing and impairment charges recognized on certain property, plant and equipment. These increases were offset in part by a reduction in write-offs due from related parties and a reduction in short term lease expenses.

Consultancy and Professional fees

Consultancy and professional fees increased $7.3 million, or 572%, to $8.6 million for the year ended December 31, 2025, compared to $1.3 million for the year ended December 31, 2024. The increase was primarily attributable to professional fees for legal and consulting engagements in support of the Business Combination.

Finance Costs

Finance costs increased $4.6 million, or 2,040%, to $4.9 million for the year ended December 31, 2025, compared to $227 thousand for the year ended December 31, 2024. The increase was primarily attributable to interest expense and amortization of issuance costs on financial liabilities incurred in relation to the Business Combination.

Other Income

Other income decreased $60 thousand, or 28%, to $154 thousand for the year ended December 31, 2025, compared to $214 thousand for the year ended December 31, 2024. The decrease was primarily attributable to the reduction in interest on fixed deposits placed during the year ended December 31, 2024, offset in part by a remeasurement gain recognized on certain lease liabilities.

Liquidity, Capital Commitments and Resources

Sources and Uses of Liquidity

As of December 31, 2025 and 2024, our principal sources of liquidity were new equity capital and convertible and bridge loans from related parties.

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and continuing operating losses in the future as we continue to invest in and develop our products. We have funded our operations to date primarily through loans from related parties.

As of December 31, 2025 and 2024, we had accumulated losses of $40.5 million and $9.1 million, respectively. Management closely monitors expenditures and is focused on obtaining new customers and continuing to develop our products. Cash from operations and our liquidity could also be affected by various risks and uncertainties, including, but not limited to, economic concerns related to inflation or the supply chain, including timing of cash collections from customers and other risks detailed in the section of this proxy statement/prospectus entitled “Risk Factors.”

Our future capital requirements will depend on many factors, including market demand, our ability to scale production including through the construction of our Hialeah Facility, and building a team in new markets. In addition, we expect to incur additional costs as a result of operating as a public company. In the event that additional financing is required from outside sources, we cannot be sure that any additional financing will be available to us on acceptable terms if at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition could be adversely affected.

As of March 31, 2026 we have invested approximately $2.0 million in our Hialeah Facility, excluding costs incurred to execute the lease agreement, with commitments of $1.8 million for additional facility requirements. The site is not yet operational, and the Company is still in the process of identifying, procuring, and installing the majority of the production equipment. Once fully operational, we anticipate the facility will have the capability to produce up to 140,000 liters per day for single use bottles and cans. The facility’s final output will vary depending on weather conditions including humidity and temperature that can impact AWG effectiveness and uptime. We anticipate that remaining capital expenditures to complete the building modification, water generation, canning, and bottling equipment installation are between $20 and $25 million depending on final equipment configuration and sourcing decisions. We expect that the facility’s output will ramp-up throughout 2026 and are targeting commencement of operations in the third quarter of 2026, with full operations dependent on permitting, power availability, equipment availability, used equipment market pricing, and other potential operational constraints.

If the funds from the Trust Account and the PIPE Investments are not sufficient to satisfy our cash requirements and to fully fund the Company’s future growth strategy, we may seek to raise additional capital through equity or debt financings to secure additional funds. However, there can be no assurance that we will be successful in acquiring additional funding at levels sufficient to fund our operations or on terms favorable to us. Any equity securities issued may provide for rights, preferences, or privileges senior to those of holders of PubCo’s Ordinary Shares subsequent to the Business Combination. If PubCo raises funds by issuing debt securities, these debt securities would have rights, preferences, and privileges senior to those of holders of PubCo’s Ordinary Shares. The terms of debt securities or borrowings could impose significant restrictions on our operations. The credit market and financial services industry have in the past, and may in the future, experience periods of uncertainty that could impact the availability and cost of equity and debt financing. Our ability to access capital when needed is not assured and, if capital is not available to us when, and in the amounts needed, we could be required to delay, scale back, or abandon some or all of our expansion efforts and other operations, which could materially harm our business, financial condition and results of operations.

Our Ability to Continue as a Going Concern

The Company has incurred losses since its inception and expects to incur further losses in the development of its business. Whether and when the Company can generate sufficient operating cash flows to pay for its expenditures and settle its obligations as they fall due is uncertain. The Company’s ability to continue as a going concern is dependent on its ability to generate significant and sustainable cash flows from its operations, establish robust funding through the issuance of equity or debt securities on reasonable terms or other means, streamline operations and adopt efficient risk management initiatives. While the Company has been successful in the past in obtaining debt and equity financings, there is no assurance that the Company will be able to do so going forward. The existence of these conditions indicates that there are material uncertainties which may cast significant doubt on the Company’s ability to continue as a going concern. Based on the Company management’s forecasts, the day-to-day operations and expenditure requirements are expected to be funded primarily by cash generated through the ongoing operations and its ability to access additional funding.

As of December 31, 2025, the Company had cash and cash equivalents of $16.6 million, an increase of $16.5 million from $78 thousand as of December 31, 2024. As of the date of this proxy statement/prospectus, the Company’s cash balance is approximately $8.1 million, with a $5 million cash inflow anticipated in April 2026 from an additional committed Pre-Funded PIPE investment from Tau Capital, to settle current accounts payable and accrued liabilities. Management believes that the Company may need to seek additional financing in the future in order to fulfill its outstanding obligations and fund ongoing operations.

While there is no assurance on the availability of the Company’s future financings, on acceptable terms, or at all, the Company believes it is able to raise capital through financing in the near term to support its new refocused strategy.

Cash Flows

The following table summarizes our cash flows for the periods presented. All amounts are shown in U.S. dollars.

	For the Year ended December 31
	2025	2024
Net cash used in operating activities	$(18,104,877)	$(13,074,409)
Net cash used in investing activities	(758,209)	(3,311,146)
Net cash generated from financing activities	35,401,342	16,152,619
Net change in cash and cash equivalents	$16,538,256	$(232,936)

Cash Flows Used in Operating Activities

Our net cash flows used in operating activities consisted of net loss adjusted for certain non-cash items plus changes in our operating assets and liabilities or working capital. Net cash used in operating activities increased $5.0 million, to $18.1 million for the year ended December 31, 2025, compared to $13.1 million for the year ended December 31, 2024. The increase was primarily due to an increase in our net loss of $9.7 million after non-cash adjustments, driven by an increase in expenditures related to the Business Combination in the current year period. This increase in net cash usage was offset in part by an increase in cash provided by changes in working capital, primarily driven by a reduction to expenditures for inventory and an increase in trade and other payables.

Cash Flows Used in Investing Activities

Our investing activities primarily consist of capital expenditures, including investments to increase the availability of customer leases for our AWGs and our ERP software implementation. Cash used in investing activities decreased $2.6 million, to $758 thousand for the year ended December 31, 2025, compared to $3.3 million for the year ended December 31, 2024. The decrease was primarily due to the non-recurrence of certain costs incurred in setting up an initial commercial facility in the UAE including a bottling line, offset in part by a reduction in costs incurred for intangible assets such as trademarks, patents, and designs.

Cash Flows from Financing Activities

Our cash flows from financing activities primarily consisted of proceeds from the issuance of the Company Series A1 Preferred Shares and the Company Warrants, and proceeds from loans received from related parties, partially offset by issuance costs related to the Company Series A1 Preferred Shares and Company Warrants. Cash provided by financing activities increased $19.2 million, to $35.4 million for the year ended December 31, 2025, compared to $16.2 million for the year ended December 31, 2024. The increase was primarily attributable to net proceeds of $31.3 million from the issuance of the Company Series A1 Preferred Shares and the Company Warrants and net proceeds of $9.1 million from loans with related parties, partially offset by share repurchases of $3.8 million and payment of lease liabilities of $1.1 million.

We expect to raise cash flows from financing activities by issuing new equity and/or incurring new or additional loans to continue operations. Our future cash requirements and the adequacy of available funds will depend on many factors, including our operating performance, competitive and industry developments, and financial market conditions.

Contractual and Other Obligations

Lease Commitments

In November 2025, we entered into a long-term lease for approximately 112,000 square feet of industrial space in Hialeah, Florida for our Hialeah Facility. The lease provides for a six-month rent-free period upon commencement, after which we are required to pay monthly base rent and our proportionate share of operating expenses through the end of the 126-month term. Base rent is set at $15.00 per rentable square foot per year and escalates thereafter in accordance with the terms of the lease. We are also responsible for customary operating costs, including taxes, insurance, maintenance and property management fees, which are payable monthly. We paid a security deposit of approximately $1.7 million, which may be reduced over time subject to meeting specified conditions. As of December 31, 2025, the lease had not yet commenced and we had not recorded a related right-of-use asset or lease liability.

Related Party Loans

We have received financing from certain related parties and our directors. As of December 31, 2025 and 2024, we had an outstanding balance of $5.6 million and $11.5 million, respectively, in loans from related parties, including our management personnel and shareholders. For additional information related to our related loans, please see the section entitled “Related Party Transactions — Air Water Relationships and Related Party Transactions”.

Off-Balance Sheet Arrangements

As of December 31, 2025 and 2024, we did not have any off-balance sheet arrangements.

Emerging Growth Company

As defined in Section 102(b)(1) of the JOBS Act, we are an emerging growth company (“EGC”). As such, we will be eligible for and intend to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

We will remain an EGC under the JOBS Act until the earliest of (a) the last day of the fiscal year in which the market value of the post-closing PubCo Ordinary Shares that are held by nonaffiliates exceeds $700 million as of the last business day of the second quarter of that fiscal year, (b) the last day of the fiscal year in which we have total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (c) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (d) the last day of the fiscal year following the fifth anniversary of the date of the Closing.

Internal Control over Financial Reporting

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Management is responsible for establishing adequate policies and procedures that: (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company; (b) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of the Company are being made in accordance with authorizations of management and the Company’s board of directors; and (c) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated special purpose financial statements.

We are currently not required to comply with Section 404 of the Sarbanes-Oxley Act and are therefore not required to make an assessment of the effectiveness of our internal control over financial reporting. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require our management to certify financial and other information in our quarterly and annual reports to be filed with the SEC and provide an annual management report on the effectiveness of our internal control over financial reporting. Management will not be required to make its first assessment of our internal control over financial reporting until our second annual report required to be filed with the SEC. We have not been required to document and test our internal controls over financial reporting, nor has our management been required to certify the effectiveness of its internal controls, and our auditors have not been required to opine on the effectiveness of the Company’s internal control over financial reporting.

In connection with the preparation and audit of the consolidated financial statements of Air Water Ventures Holdings Limited as of and for the years ended December 31, 2025 and 2024, material weaknesses were identified in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified were as a result of:

•        Lack of sufficient resources with requisite financial reporting knowledge and experience;

•        Lack of sufficient entity level controls and sufficiently designed internal controls and financial reporting policies and procedures including segregation of duties that are commensurate with financial reporting requirements;

•        Lack of effective controls over purchase to pay process including those related to cut-off procedures; and

•        Lack of design and operating effectiveness of information technology general controls for information systems that are relevant to the preparation of our consolidated financial statements.

To remediate these deficiencies, we are working to (i) identify key systems, processes and controls that require improved documentation, (ii) identify segregation of duties conflicts to remove inappropriate access to systems, (iii) develop policies and procedures to govern the areas of information technology change management, (iv) increase the training of accounting and finance staff in relevant areas, including hiring of additional qualified staff, (v) distinguish areas with significant risks posed by resource constraints and augmentation of these areas with qualified and experienced external resources, and (vi) launch Group wide system implementation projects. As of December 31, 2025, we were in the process of developing and implementing these enhanced processes and procedures and testing the operating effectiveness of these improved controls. We continue to devote significant time and attention to these efforts.

In addition, the material weakness will not be considered remediated until the applicable remedial processes and procedures have been in place for a sufficient period of time and management has concluded, through testing, that these controls are effective.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with IFRS. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates under different assumptions or conditions. We believe that the following critical accounting policies reflect the more significant judgments, estimates and assumptions used in the preparation of our consolidated financial statements.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both. The following are the key judgements and sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in our consolidated financial statements.

The determination of the ability of the Company to continue as a going concern is a key area of judgment applied in the preparation of the consolidated financial statements as discussed above under “— Our Ability to Continue as a Going Concern”. The Company’s policy regarding impairments relating to inventories and non-financial assets are detailed below. The carrying values of intangible assets and property and equipment are dependent upon the estimated useful lives, which are determined through the exercise of judgment. The assessment of any indicators of impairment of these assets is dependent upon judgments that take into account factors such as economic and market conditions.

Provision for inventory obsolescence

Inventories are measured at the lower of cost or net realizable value. In estimating net realizable values, management takes into account the most reliable evidence available at the times the estimates are made.

The Company reviews its inventory to assess loss on account of obsolescence on a regular basis. In determining whether provision for obsolescence should be recognized in the consolidated statement of comprehensive income, the Company makes judgments as to whether there is any observable data indicating that there is any future recoverability of an item and the net realizable value for such item.

Impairment of non-financial assets

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. To determine the recoverable amount, management estimates expected future cash flows and determines a suitable interest rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows management makes assumptions about future operating results. These assumptions relate to future events and circumstances. The actual results may vary and may cause significant adjustments to the Company’s assets within the next financial year.

In most cases, determining the applicable discount rate involves estimating the appropriate adjustment to market risk and the appropriate adjustment to asset-specific risk factors.

Revenue Recognition

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which amends the guidance for accounting for revenues from contracts with customers. This IFRS replaces all current revenue standards in IFRS including IAS 11 Construction Contracts, IAS 18 Revenue and various interpretations.

This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under IFRS 15, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of IFRS 15, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company applies the five-step model to contracts only when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, the Company assesses the goods or services promised within each contract, and determines those that are performance obligations, and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company evaluates the presentation of revenue on a gross versus net basis based on whether they control the goods or services provided to the customer and are the principal in the transaction (gross), or they arrange for other parties to provide the goods or service to the customer and are the agent in the transaction (net).

Recently Adopted and Issued Accounting Pronouncements

Recently adopted and issued accounting pronouncements are described in Note 3 “New Standards and Interpretations” to Air Water’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to market risks in the ordinary course of our business. These risks include, but are not limited to, foreign currency exchange risk, interest rate risk, liquidity risk, and credit and counterparty risk and commodity price risk. We manage and monitor these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Foreign Currency Exchange Risk

We have operations in countries outside of the United States, and certain of our operations are conducted in foreign currencies, principally the UAE Dirham which is pegged to the U.S. dollar. We anticipate experiencing foreign exchange risk in new countries where we begin operations. Accordingly, changes in the value of the foreign exchange could adversely affect the U.S. dollar equivalent of our non-U.S. dollar revenue and operating costs and expenses and reduce international demand for our content and services, all of which could negatively affect our business, financial condition and results of operations in a given period or in specific territories.

Interest Rate Risk

We are not exposed to interest rate fluctuations as our loans are primarily with related parties with a fixed rate of interest. Our directors consider the exposure of cash flow interest rate risk arising from variable-rate bank balances to be immaterial.

Liquidity Risk

Our directors review our cash flow projections to ensure we maintain an adequate level of cash and cash equivalents to finance our operations and mitigate the effects of fluctuations in cash flows. We have historically been dependent upon our related party loans as significant sources of liquidity, with future sources of cash flows expected to be derived from capital resulting from the Business Combination and anticipated operating cash flows. In the event that these cash flows are insufficient to fund our ongoing operational needs, we may be required to obtain funding from alternative sources, to the extent we are able.

Credit and Counterparty Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations, resulting in financial loss to us. In order to minimize credit risk, our directors periodically review the financial condition and creditworthiness of our customers. Additionally, our directors review the recoverable amount of our outstanding receivables at the end of each reporting period to ensure recoverability and that adequate provision for credit losses has been reflected, as necessary.

Commodity Price Risk

The majority of the commodities, components, parts, and accessories used in our manufacturing process, as well as finished goods, are exposed to commodity cost changes. These changes may be affected by several factors, including, for example, demand, inflation, deflation, changing prices, foreign currency fluctuations, tariffs, duties, trade regulatory actions, industry actions, and changes to international trade policies, agreements, and/or regulation, including anti-dumping and countervailing duties on certain products imported from foreign countries and competitor activity.

INFORMATION ABOUT INFLECTION POINT

Unless the context otherwise requires, all references in this section to the “Company”, “we”, “us” or “our” refer to Inflection Point prior to the consummation of the Business Combination.

General

Inflection Point Acquisition Corp. III is a blank check company incorporated as a Cayman Islands exempted company on January 31, 2024. The Company was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Inflection Point has neither engaged in any operations nor generated any operating revenues to date.

Initial Public Offering

On February 5, 2024, the Sponsor made a capital contribution of $25,000, or approximately $0.004 per share, to cover certain of Inflection Point’s deferred offering costs and expenses, for which the Company issued 5,750,000 Founder Shares to the Sponsor (up to 750,000 which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option were exercised). Subsequently on October 10, 2024, we effected a share capitalization of 1,916,667 Inflection Point Class B Ordinary Shares, as a result of which our Sponsor owned 7,666,667 Founder Shares for which it paid approximately $0.003 per share. On November 18, 2024, we effected a share capitalization of 766,667 Inflection Point Class B Ordinary Shares, as a result of which our Sponsor owned 8,433,333 Founder Shares for which it paid approximately $0.003 per share (up to 1,100,000 of which were subject to forfeiture depending on the extent to which the underwriters’ over-allotment option was exercised). As a result of the full exercise of the underwriters’ over-allotment option, such 1,100,000 Founder Shares are no longer subject to forfeiture.

The registration statement for the IPO was declared effective on April 16, 2025. On April 28, 2025, Inflection Point consummated the IPO of 25,300,000 units at $10.00 per unit, generating gross proceeds of $253,000,000. Each Unit consists of one Inflection Point Class A Ordinary Share and one Inflection Point Right, with each Inflection Point Right entitling the holder thereof to receive one-tenth of one Inflection Point Class A Ordinary Share.

Simultaneously with the sale of the first 25,300,000 Inflection Point Units in our IPO, Inflection Point completed the private sale of an aggregate of 740,000 Private Placement Units to the Sponsor at a purchase price of $10.00 per Private Placement Unit, generating gross proceeds of $7,400,000.

Following the closing of the IPO on April 28, 2025, an amount of $253,000,000 ($10.00 per unit) from the net proceeds of the sale of the Inflection Point Units, and a portion of the net proceeds from the sale of the Private Placement Units, was placed in the Trust Account, located in the United States, with Continental acting as trustee. Except with respect to interest earned on the funds held in the Trust Account that may be released to Inflection Point to pay its taxes, the proceeds from the IPO and the sale of the Private Placement Units will not be released from the Trust Account until the earliest of (i) the completion of an initial business combination, (ii) the redemption of the Inflection Point’s Public Shares if Inflection Point is unable to complete the initial business combination within the completion window, subject to applicable law, or (iii) the redemption of the Public Shares properly submitted in connection with a shareholder vote to amend the Inflection Point Organizational Documents to (A) modify the substance or timing of Inflection Point’s obligation to allow redemption in connection with the initial business combination or to redeem 100% of the Public Shares if Inflection Point has not consummated an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity. The proceeds deposited in the Trust Account could become subject to the claims of Inflection Point’s creditors, if any, which could have priority over the claims of the Public Shareholders.

Inflection Point’s prospectus for its IPO and the Inflection Point Organizational Documents provide that it has until April 28, 2027 to complete an initial business combination.

The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of the Record Date, there was approximately $263,990,603 in investments and cash held in the Trust Account.

Fair Market Value of Air Water’s Business

Inflection Point’s initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the business combination. Inflection Point will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. The Inflection Point Board determined that this test was met in connection with the Business Combination.

Shareholder Approval of Business Combination

Under the Inflection Point Organizational Documents, if Inflection Point seeks shareholder approval in connection with any proposed business combination, as it is doing in connection with the Business Combination, it may only complete such proposed business combination, including the Business Combination, if it receives an ordinary resolution, being the affirmative vote of a simple majority of the holders of the Inflection Point Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy and entitled to vote at a general meeting, vote at such general meeting.

Voting Restrictions in Connection with Shareholder Meeting

Inflection Point’s Sponsor, directors and executive officers have entered into Letter Agreements to vote their Inflection Point Ordinary Shares in favor of the Business Combination Proposal and Inflection Point also expects them to vote their shares in favor of all other proposals being presented at the extraordinary general meeting. Further, concurrently with the execution of the Business Combination Agreement, the Sponsor entered into the Sponsor Support Agreement with Inflection Point, Air Water and PubCo, pursuant to which the Sponsor agreed to vote its shares in favor of all proposals being presented at the extraordinary general meeting.

As of the Record Date, the Sponsor owned approximately 25.9% of the total outstanding Inflection Point Ordinary Shares.

Permitted Purchases of Securities

If Inflection Point seeks shareholder approval of our initial business combination and does not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, the Sponsor, Inflection Point’s or Air Water’s directors, officers, advisors and their affiliates may purchase Public Shares or Inflection Point Rights in privately negotiated transactions or in the open market either prior to or following the completion of our initial business combination, although they are under no obligation or duty to do so. Such a purchase may include a contractual acknowledgment that such shareholder, although still the record holder of our shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Inflection Point’s or Air Water’s directors, officers, advisors and their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. It is intended that, if Rule 10b-18 would apply to purchases by the Sponsor, Inflection Point’s or Air Water’s directors, officers, advisors and their affiliates, then such purchases will comply with Rule 10b-18 under the Exchange Act, to the extent it applies, which provides a safe harbor for purchases made under certain conditions, including with respect to timing, pricing and volume of purchases.

Additionally, at any time at or prior to our initial business combination, subject to applicable securities laws (including with respect to material non-public information), the Sponsor, Inflection Point’s or Air Water’s directors, officers, advisors and their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of our initial business combination or not redeem their Public Shares. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares, or Inflection Point Rights in such transactions.

The purpose of any such transactions could be to (i) increase the likelihood of obtaining Required Shareholder Approval of the Business Combination, (ii) reduce the number of Inflection Point Rights outstanding and/or increase the likelihood of approval on any matters submitted to the Inflection Point Rights holders for approval in connection with our initial business combination, or (iii) satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our initial business combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of our initial business combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our securities may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor, Inflection Point’s or Air Water’s directors, officers, advisors and their affiliates anticipate that they may identify the shareholders with whom the Sponsor, Inflection Point’s or Air Water’s directors, officers, advisors and their affiliates may pursue privately negotiated transactions by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Public Shares) following our mailing of proxy materials in connection with our initial business combination. To the extent that the Sponsor, Inflection Point’s or Air Water’s directors, officers, advisors and their affiliates enter into a private transaction, they would identify and contact only potential selling or redeeming shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against our initial business combination, whether or not such shareholder has already submitted a proxy with respect to our initial business combination but only if such shares have not already been voted at the general meeting related to our initial business combination. The Sponsor, Inflection Point’s or Air Water’s directors, officers, advisors and their affiliates will select which shareholders to purchase shares from based on the negotiated price and number of shares and any other factors that they may deem relevant, and will be restricted from purchasing shares if such purchases do not comply with Regulation M under the Exchange Act and the other federal securities laws.

The Sponsor, Inflection Point’s or Air Water’s directors, officers, advisors and their affiliates will be restricted from making purchases of securities if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the Sponsor, Inflection Point’s or Air Water’s directors, officers, advisors and their affiliates were to purchase Public Shares or Inflection Point Rights from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

•        this proxy statement/prospectus discloses the possibility that the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates may purchase Public Shares or warrants from Public Shareholders outside the redemption process, along with the purpose of such purchases;

•        if the Sponsor and Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the Redemption Price;

•        this proxy statement/prospectus includes a representation that any of our securities purchased by the Sponsor, or Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates will not be voted in favor of approving the Business Combination;

•        the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates will not possess any redemption rights with respect to our securities or, if they do acquire and possess redemption rights, they would waive such rights; and

•        we will disclose in a Form 8-K, before the extraordinary general meeting, the following material items:

•        the amount of securities purchased outside of the redemption offer by the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates, along with the purchase price;

•        the purpose of the purchases by the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates;

•        the impact, if any, of the purchases by the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates on the likelihood that the Business Combination will be approved;

•        the identities of the security holders who sold to the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to the Sponsor, Inflection Point’s or Air Water’s directors, managers, officers, advisors and their affiliates; and

•        the number of Public Shares for which Inflection Point has received redemption requests pursuant to its redemption offer.

Redemption If No Business Combination

Inflection Point has until April 28, 2027 (or if such date is further extended at a duly called general meeting, such later date) to complete an initial business combination. If it is unable to complete its initial business combination by that date (or such later date as its shareholders may approve in accordance with the Inflection Point Organizational Documents), Inflection Point will as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the rights may be worthless.

The Sponsor and Inflection Point’s officers and directors have entered into a Letter Agreement with Inflection Point, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if Inflection Point fails to complete its initial business combination by April 28, 2027 (or such later date approved at a duly called general meeting). However, if the Sponsor or management team acquired, or in the future acquires, Public Shares in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if Inflection Point fails to complete its initial business combination by April 28, 2027 (or such later date approved at a duly called general meeting).

The Sponsor, officers and directors have agreed, pursuant to written agreements with Inflection Point, that they will not propose any amendment to the Inflection Point Organizational Documents (i) to modify the substance or timing of Inflection Point’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its Public Shares if Inflection Point does not complete its initial business combination within the completion window or (ii) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, unless Inflection Point provides its Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and less taxes payable, divided by the number of then outstanding Public Shares.

Inflection Point expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from proceeds held outside the Trust Account, although Inflection Point cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing its plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay income taxes on interest income earned on the Trust Account balance, Inflection Point may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

Without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by Public Shareholders upon Inflection Point’s dissolution would be approximately $10.43 as of the Record Date. The proceeds deposited in the Trust Account could, however, become subject to the claims of Inflection Point’s creditors who would have higher priority than the claims of Public Shareholders. Inflection Point cannot assure you that the actual per-share redemption amount received by Public Shareholders will not be substantially less than $10.43. While Inflection Point intends to pay such amounts, if any, Inflection Point cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.

Although Inflection Point seeks, and will continue to seek, to have all vendors, service providers, prospective target businesses and other entities with which it does business execute agreements with Inflection Point waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of its Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against Inflection Point’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Inflection Point management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of Inflection Point under the circumstances. Examples of possible instances where Inflection Point may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. UHY LLP, Inflection Point’s independent registered public accounting firm, and the underwriters of the IPO have not, and will not, execute agreements with Inflection Point waiving such claims to the monies held in the Trust Account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Inflection Point and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to Inflection Point if and to the extent any claims by a third party for services rendered or products sold to Inflection Point, or a prospective target business with which Inflection Point has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the indemnity of the underwriters of Inflection Point’s IPO against certain liabilities, including liabilities under the Securities Act. However, Inflection Point has not asked the Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and Inflection Point believes that the Sponsor’s only assets are securities of Inflection Point. Therefore, Inflection Point cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for Inflection Point’s initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, Inflection Point may not be able to complete its initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of Inflection Point’s officers or directors will indemnify Inflection Point for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, Inflection Point’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Inflection Point currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce the Sponsor’s indemnification obligations to Inflection Point, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. Accordingly, Inflection Point cannot assure you that due to claims of creditors the actual value of the per-share Redemption Price will not be less than $10.00 per Public Share.

Inflection Point seeks, and will seek, to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. We have access to working capital with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors. In the event that the offering expenses are less than our estimate of $750,000, the amount of funds available outside the Trust Account would increase by a corresponding amount.

If Inflection Point files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against Inflection Point that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of Inflection Point’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, Inflection Point cannot assure you it will be able to return $10.00 per Public Share to its Public Shareholders. Additionally, if Inflection Point files a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against Inflection Point that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance”. As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by Inflection Point’s shareholders. Furthermore, the Inflection Point Board may be viewed as having breached its fiduciary duty to its creditors and/or may have acted in bad faith, and thereby exposing itself and Inflection Point to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. Inflection Point cannot assure you that claims will not be brought against it for these reasons.

Inflection Point’s Public Shareholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of our Public Shares if we do not complete our initial business combination within the completion window, (ii) in connection with a shareholder vote to amend our Inflection Point Organizational Documents (A) to modify the substance or timing of our obligation to allow Redemptions in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, or (iii) if they redeem their respective shares for cash upon the completion of our initial business combination, subject to applicable law and any limitations (including but not limited to cash requirements) created by the terms of the proposed Business Combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the Business Combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such shareholder must have also exercised its redemption rights described above. These provisions of the Inflection Point Organizational Documents, like all provisions of the Inflection Point Organizational Documents, may be amended with a shareholder vote.

Properties

Inflection Point’s executive offices are located at 167 Madison Avenue Suite 205 #1017, New York, NY 10016, provided by an affiliate of the Sponsor free of charge, and our telephone number is (212) 295-5830. We consider our current office space adequate for our current operations.

Employees

Inflection Point currently has three officers: Michael Blitzer, Peter Ondishin and Kevin Shannon. These individuals are not obligated to devote any specific number of hours to Inflection Point’s matters but they devote as much of their time as they deem necessary to Inflection Point’s affairs until it has completed its initial business combination. The amount of time they devote in any time period will vary based on whether a target business has been selected for Inflection Point’s initial business combination and the stage of the Business Combination process it is in. Inflection Point does not intend to have any full time employees prior to the completion of its initial business combination.

Directors and Executive Officers

Inflection Point’s directors and executive officers are as follows:

Name	Age	Position
Michael Blitzer	49	Director, Chairman and Chief Executive Officer
Peter Ondishin	39	Chief Financial Officer
Kevin Shannon	30	Chief Operating Officer
Dr. Kamal Ghaffarian	68	Director
William Denkin	59	Director
Noah G. Levy	48	Director
Jae Hyun (James) Park	59	Director

Michael Blitzer has been our Chairman and CEO since October 2024. Since September 2025, Mr. Blitzer has served as the Chairman and Chief Executive Officer of IPEX (Nasdaq: IPEX), a special purpose acquisition company which announced the signing of a definitive agreement for its initial business combination with GOWell Technology Limited on October 14, 2025, and as a director, and since December 2025, as Chairman, of IPFX (Nasdaq: IPFXU), a special purpose acquisition company which announced the signing of a business combination agreement with Quantum Space, LLC on June 8, 2026. Since June 2026, Mr. Blitzer has served as Chairman of IPXG, a special purpose acquisition company which announced the signing of a business combination agreement with Elroy Air on June 26, 2026. Mr. Blitzer previously served as co-CEO and director of Inflection Point Acquisition Corp., a special purpose acquisition company, from February 2021 until the completion of its business combination with Intuitive Machines, LLC in February 2023. Mr. Blitzer also served as the Chairman and CEO of IPXX from March 2023 until the closing of its business combination with USARE in March 2025, and as the President and CEO and director of IPDX from July 2025 until the completion of its initial business combination with Merlin Labs, Inc. in March 2026. He currently sits on the board of directors and audit committee of Intuitive Machines, Inc. (Nasdaq: LUNR), is the Chairman of USA Rare Earth, Inc. (Nasdaq: USAR), and serves on the board of directors and as a member of the nominating and corporate governance committee of Merlin, Inc. (Nasdaq: MRLN). Mr. Blitzer is the founder and co-CEO of Kingstown Capital Management (“Kingstown”), which he founded in 2006 and grew to a multi-billion asset manager with some of the world’s largest endowments and foundations as clients. Over 19 years, Kingstown has invested in public and private equities, SPACs, PIPEs, and derivatives. At Kingstown, Mr. Blitzer has overseen and participated in nearly all the firm’s investment decisions including countless public and private investments in disruptive growth industries. Mr. Blitzer brings an in-depth understanding of public markets and has invested in a variety of corporate transactions such as spin-offs, rights offerings, public offerings, privatizations, and mergers & acquisitions. Mr. Blitzer began his Wall Street career at J.P. Morgan Securities in 1999 advising companies globally in private debt and equity capital raises followed by work at the investment fund Gotham Asset Management, which was founded by the author and investor Joel Greenblatt. Mr. Blitzer taught courses in Investing at Columbia Business School for five years in the 2010s. He holds an M.B.A. from Columbia Business School and a B.S. from Cornell University where he received the Cornell Tradition Fellowship. Mr. Blitzer is a trustee of Greens Farms Academy in Westport, CT where he is also Treasurer and Chair of the Investment Committee. We believe Mr. Blitzer is qualified to serve on our board of directors due to his extensive investment, financial, managerial and oversight experience as an investor and board member.

Peter Ondishin has been our CFO since November 2024. Mr. Ondishin has served as Chief Financial Officer of Praetorian Acquisition Corp. since November 2025, and as a director since January 2026. He served as CFO of IPXX from March 2023 to March 2025, and he was previously an employee of IPAX. Mr. Ondishin has been the CFO of The Venture Collective since June 2023. He was previously the CFO of Kingstown Capital Management from August 2020 to December 2023 and the Controller of Kingstown from April 2019 to August 2020. Mr. Ondishin was the Assistant Controller for Atlantic Investment Management from January 2016 to March 2019. Before that, Mr. Ondishin worked as an accountant for Fir Tree Partners from January 2014 to January 2016. Mr. Ondishin began his career in assurance at PwC. Mr. Ondishin holds a B.A. and an M.B.A. from Rutgers University, and he is also Certified Public Accountant.

Kevin Shannon has been our COO since November 2024. Since December 2025, Mr. Shannon has served as CEO of IPFX, a special purpose acquisition company, which announced the signing of a business combination agreement with Quantum Space, LLC on June 8, 2026 and since September 2025, as the COO of IPEX, a special purpose acquisition company which announced the signing of a definitive agreement for its initial business combination with GOWell Technology Limited on October 14, 2025. Since June 2026, Mr. Shannon has served as CEO of IPXG, a special purpose acquisition company which announced the signing of a business combination agreement with Elroy Air on June 26, 2026. He previously served as Chief of Staff of IPXX from March 2023 until the completion of its initial business combination with USA Rare Earth, Inc. in March 2025, as Chief of Staff of IPAX from March 2021 until the completion of its initial business combination with Intuitive Machines, Inc. in February 2023, and as the COO of IPDX from July 2025 until the completion of its initial business combination with Merlin Labs, Inc. in March 2026. Mr. Shannon is a founder and partner of Inflection Point Asset Management, which he co-founded with Michael Blitzer in 2024. Inflection Point Asset Management invests in concentrated SPAC sponsor and PIPE positions, primarily focused on backing the Inflection Point franchise of SPACs. Mr. Shannon also currently serves as Capital Markets Advisor for Intuitive Machines, Inc and as Special Advisor to USA Rare Earth, Inc. Prior to Inflection Point Asset Management, Mr. Shannon was a Principal at The Venture Collective from April of 2023 to March of 2024 helping to source and diligence later stage investments for the venture capital firm. Before that, Mr. Shannon was a Senior Analyst at Kingstown Capital from March of 2021 to March of 2023. Mr. Shannon began his career in Equity Capital Markets at Bank of America, spending time working across the Technology, Industrials, Equity-Linked, and SPAC teams within ECM. Mr. Shannon holds a B.A. from Colgate University.

Dr. Kamal Ghaffarian has served on our board of directors since April 2025. Throughout his 35-plus year career, Dr. Ghaffarian has created multiple successful companies and has extensive experience working at the intersection of government contracting and technological innovation. Dr. Ghaffarian is the co-founder of Intuitive Machines, Inc. (NASDAQ: LUNR), a diversified space exploration, infrastructure, and services company with marquee contracts supporting NASA’s $93 billion Artemis program. He co-founded Intuitive Machines in 2013 and has served as its chairman of the board of directors since February 2023. Dr. Ghaffarian is also the co-founder and executive chairman of Quantum Space, LLC, a space infrastructure company he co-founded in 2022. In 2019, Dr. Ghaffarian founded IBX, LLC, an innovation and investment firm for which he also serves as CEO. Dr. Ghaffarian is the interim CEO, co-founder and executive chairman of the board of directors of Axiom Space, Inc., a space infrastructure developer, which he co-founded in 2016. Prior to that, Dr. Ghaffarian founded X-energy, a nuclear reactor and fuel design engineering company, in 2009. He also serves as executive chairman of the board of directors of X-energy.

Dr. Ghaffarian started his entrepreneurial career in 1994 by founding Stinger Ghaffarian Technologies, Inc., a government services company focusing on IT, engineering, and science applications. Dr. Ghaffarian has also held numerous technical and management positions at Lockheed Martin, Ford Aerospace and Loral. Dr. Ghaffarian has obtained two Bachelor of Science degrees, including a B.S. in Computer Science in Engineering and a B.S. in Electronics Engineering, an M.S. in Science in Information Management, a Ph.D. in Management Information System and a Ph.D. in Technology. Dr. Ghaffarian is well qualified to serve on our board of directors due to his extensive public company experience and deep understanding of company leadership.

William Denkin has served on our board of directors since April 2025. Since April 2019, Mr. Denkin has been retired and managing his personal investments. Mr. Denkin currently serves on the board of directors of IPEX and IPFX. Mr. Denkin served as Managing Director at Cowen and Company from April 2016 to April 2019. Prior to that, he served as Managing Director at CRT Capital Group (f/k/a Credit Research Trading) from June 1994 to April 2016. Mr. Denkin began his career as a trader at Shearson Lehman in 1989, where worked until 1991. He holds an M.B.A. from Columbia Business School and a B.S. in Economics from Colgate University. We believe Mr. Denkin is qualified to serve on our board of directors due to his extensive investment, trading and financial services experience.

Noah Levy has served on our board of directors since April 2025. Mr. Levy has been a managing member and portfolio manager at Newtyn Management, LLC, an investment firm, since June 2011. Since September 2019, Mr. Levy has served as a director and member of the audit committee of Merrimack Pharmaceuticals, Inc. Prior to that, Mr. Levy served as a senior member at Tyndall Management, LLC, an investment firm, from 2002 to 2011, and as an analyst at Goldman Sachs, an investment bank and financial services company, from 2000 to 2002. Mr. Levy holds a B.A. from Dartmouth College. We believe Mr. Levy is qualified to serve on our board of directors due to his investment management experience and strong financial and business acumen.

Jae Hyun (James) Park has served on our board of directors since April 2026. Mr. Park is an investment professional and executive with extensive experience in cross-border capital markets, SPAC transactions, and natural resources investments. Mr. Park currently serves as Executive Chairman of Keystone Acquisition Corp., a special purpose acquisition company established in the Cayman Islands in November 2025, where he leads sponsor activities, capital formation, and strategic execution of the company’s business combination objectives. He is also the Managing

Member of Keystone International Acquisition Management LLC, a Delaware-based entity formed in November 2025 that manages and operates the sponsor activities of Keystone Acquisition Corp. From March 2021 to December 2025, Mr. Park served as Representative of East Asia for USA Rare Earth, where he was responsible for capital raising initiatives and business development across the region. Earlier in his career, Mr. Park was a Certified Public Accountant (CPA) licensed in the State of New York and spent approximately ten years at KPMG, where he worked in both external and internal audit functions. During this time, he developed extensive expertise in financial reporting, auditing, and internal controls across a range of industries. Mr. Park has significant experience in structuring and executing investments across private equity, SPACs, and commodities sectors, and works closely with family offices and institutional investors globally on cross-border transactions and capital formation initiatives. We believe Mr. Park is qualified to serve on our board of directors due to his investment management experience and strong financial and business acumen.

Executive and Director Compensation

None of Inflection Point’s executive officers or directors have received any cash compensation for services rendered to Inflection Point. We are not prohibited from paying any fees (including advisory fees), reimbursements or cash payments to the Sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, including the following payments, all of which, if made prior to the completion of our initial business combination, will be paid from working capital:

•        Permitted withdrawals of up to $250,000 from interest earned on the Trust Account for working capital purposes per year (plus the rollover of unused amounts from prior years);

•        Payment of an aggregate of $29,166.66 per month to Inflection Point Asset Management LLC, an affiliate of the sponsor and executive officers, for the services of Kevin Shannon, Inflection Point’s Chief Operating Officer and for office space and administrative services provided to members of Inflection Point’s management team;

•        Payment of consulting, success or finder fees to the Sponsor, co-founders or a member of our management team, or their respective affiliates in connection with the consummation of our initial business combination;

•        We may engage the Sponsor or an affiliate of the Sponsor as an advisor or otherwise in connection with our initial business combination and certain other transactions and pay such person or entity a salary or fee in an amount that constitutes a market standard for comparable transactions;

•        Reimbursement for any out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination. As of March 31, 2026, there are no reimbursable out-of-pocket expenses outstanding; and

•        Repayment of loans which may be made by the Sponsor or an affiliate of the Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. Up to $1,500,000 of such loans may be convertible into private placement units of the post-business combination entity at a price of $10.00 per unit at the option of the lender. Such units would be identical to the private placement units. Except for the foregoing, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

After the completion of Inflection Point’s initial business combination, directors or members of Inflection Point’s management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed initial business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation.

Any compensation to be paid to Inflection Point’s executive officers will be determined, or recommended to the Inflection Point Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the Inflection Point Board. We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of the Business Combination, or another initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after the Business Combination, or another initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of the Business Combination, or another initial business combination, will be a determining factor in our decision to proceed with the Business Combination, or another initial business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Set forth below is a summary of the amount of compensation and securities received or to be received by the Sponsor, its affiliates and Inflection Point’s directors, officers and their affiliates in connection with the Business Combination and related transactions.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration
Sponsor	8,433,333 PubCo Ordinary Shares upon conversion of 8,433,333 Founder Shares.	$25,000.
	550,000 PubCo Ordinary Shares upon the conversion of the Private Placement Shares and the Inflection Point Rights underlying the 500,000 Private Placement Units.	$5,000,000.
IPF

(i) a number of PubCo Series A Preferred Shares equal to (a) the aggregate Accrued Value attributable to such Company Series A1 Preferred Shares divided by (b) $1,000 (approximately 5,384.88 PubCo Series A Preferred Shares taking into account accrued dividends through August 25, 2026; such number of PubCo Series A Preferred Shares may increase prior to Closing due to additional accrued dividends after such date), (ii) a PubCo Series A Investor Warrant exercisable for approximately 2,448,740 PubCo Ordinary Shares at an initial exercise price of $12.00 per share, subject to adjustment (taking into account accrued dividends through August 25, 2026; such number of PubCo Ordinary Shares may increase prior to Closing due to additional accrued dividends after such date) and (iii) up to 2,176,109 PubCo Ordinary Shares, vesting in four equal tranches upon the occurrence of Triggering Event I, Triggering Event II, Triggering Event III, and Triggering Event IV, respectively.

		Exchange of Company Series A1 Preferred Shares and a Company Warrant that IPF received upon conversion of securities it purchased in Air Water UK for an aggregate of $4,000,000.

(i) a number of PubCo Series A Preferred Shares equal to (a) the aggregate Accrued Value attributable to such Company Series A1 Preferred Shares divided by (b) $1,000 (approximately 11,734.97 PubCo Series A Preferred Shares

		Exchange of Company Series A1 Preferred Shares and Company Warrants that IPF purchased for an aggregate of $16,000,000.

Entity/Individual	Amount of Compensation Received or to be Received or Securities Issued or to be Issued	Consideration

taking into account accrued dividends through August 25, 2026; such number of PubCo Series A Preferred Shares may increase prior to Closing due to additional accrued dividends after such date), (ii) a PubCo Series A Investor Warrant exercisable for approximately 1,763,209 PubCo Ordinary Shares at an initial exercise price of $12.00 per share, subject to adjustment (taking into account accrued dividends through August 25, 2026; such number of PubCo Ordinary Shares may increase prior to Closing due to additional accrued dividends after such date) and (iii) up to 1,386,924 PubCo Ordinary Shares, vesting in four equal tranches upon the occurrence of Triggering Event I, Triggering Event II, Triggering Event III, and Triggering Event IV, respectively.

	4,256,885, or approximately 50.5%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares.	IPF paid an aggregate of $3,262,619 for its economic interests in Founder Shares and Private Placement Units.

354,500, or approximately 70.9%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion the Private Placement Shares and the Inflection Point Rights underlying Private Placement Units.

Inflection Point Asset Management LLC	Commencing on the date the securities of Inflection Point were first listed on Nasdaq, $29,166.66 per month.	The services of Kevin Shannon, Chief Operating Officer and for office space and administrative services provided to members of our management team.
Michael Blitzer	2,535,066, or approximately 30.1%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares.	Mr. Blitzer paid $7,515 for his economic interests in Founder Shares.
Kevin Shannon	691,382, or approximately 8.2%, of the PubCo Ordinary Shares that will be received by the Sponsor upon conversion of Founder Shares.	Mr. Shannon paid $2,050 for his economic interests in Founder Shares.
Sponsor, Officers and Directors	Consulting, success or finder fees in connection with the consummation of our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.
	Salary or fee in an amount that constitutes a market standard for comparable transactions in connection with our initial business combination.	Services in connection with identifying, investigating and completing an initial business combination.

Up to $1,500,000 in working capital loans by the Sponsor, the Sponsor’s affiliates and Inflection Points directors or officers. Such loans may be converted at the option of the lender into Private Placement Units at a conversion price of $10.00 per unit. No such loans are currently outstanding.

Working capital loans to fund working capital deficiencies or finance transaction costs in connection with an initial business combination.
	Up to $250,000 per year from interest accrued on the trust account (plus rollover of unused amounts from prior years) for working capital purposes.	Services in connection with identifying, investigating and completing an initial business combination.

Number and Terms of Office of Officers and Directors

Committees of the Board of Directors

The Inflection Board has established two standing committees: an audit committee and a compensation committee. Subject to phase-in rules, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Each committee operates under a charter approved by our board and has the composition and responsibilities described below.

Audit Committee

Messrs. Levy, Denkin and Park serve as the members of our audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have three members of the audit committee, all of whom must be independent. Messrs. Levy, Denkin and Park are each independent.

Each member of the audit committee is financially literate and the Inflection Point Board has determined that Mr. Levy qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        assisting board oversight of (i) the integrity of Inflection Point’s financial statements, (ii) compliance with legal and regulatory requirements, (iii) Inflection Point’s independent registered public accounting firm’s qualifications and independence, and (iv) the performance of Inflection Point’s internal audit function and independent registered public accounting firm; the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by Inflection Point;

•        pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by Inflection Point, and establishing pre-approval policies and procedures; reviewing and discussing with the independent registered public accounting firm all relationships the independent registered public accounting firm have with Inflection Point in order to evaluate their continued independence;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        meeting to review and discuss Inflection Point’s annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our specific disclosures under “Inflection Point’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

Messrs. Denkin and Levy serve as members of our compensation committee. Mr. Denkin serves as chair of the compensation committee. Under the Nasdaq listing standards and applicable SEC rules, Inflection Point is required to have a compensation committee of at least two members, all of whom must be independent. Messrs. Denkin and Levy are each independent. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to Inflection Point’s chief executive officer’s compensation, evaluating the chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of Inflection Point’s chief executive officer based on such evaluation;

•        reviewing and making recommendations to the Inflection Point Board with respect to the compensation, and any incentive compensation and equity-based plans that are subject to board approval of all of Inflection Point’s other officers;

•        reviewing executive compensation policies and plans;

•        implementing and administering incentive compensation equity-based remuneration plans;

•        assisting management in complying with Inflection Point’s proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for executive officers and employees;

•        producing a report on executive compensation to be included in Inflection Point’s annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

Inflection Point does not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605(e)(2) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the Inflection Point Board. The Inflection Point Board believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are Messrs. Denkin, Levy, Ghaffarian and Park. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The Inflection Board will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for appointment at the next annual general meeting (or, if applicable, an extraordinary general meeting). Our shareholders that wish to nominate a director for appointment to our board of directors should follow the procedures set forth in our Inflection Point Organizational Documents.

Director Independence

Nasdaq rules require that a majority of the Inflection Point Board be independent within one year of our IPO. An “independent director” is defined generally as a person who, in the opinion of the Inflection Point Board, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Inflection Point has four “independent directors” as defined in Nasdaq rules and applicable SEC rules. The Inflection Point Board determined that Messrs. Ghaffarian, Denkin, Levy and Park are “independent directors” as defined in Nasdaq listing standards and applicable SEC rules. Inflection Point’s independent directors will have regularly scheduled meetings at which only independent directors are present.

Code of Ethics

Inflection Point has adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our Code of Ethics as an exhibit to this proxy statement/prospectus. You will be able to review this document by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of the Code of Ethics and the charters of the committees of our board of directors will be provided without charge upon request from us. If we make any amendments to our Code of Ethics other than technical, administrative or other non-substantive amendments, or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC or Nasdaq rules, we will disclose the nature of such amendment or waiver in a Current Report on Form 8-K filed with the SEC or on our website, and keep such information on the website for at least 12 months. The information included on our website is not incorporated by reference into this proxy statement/prospectus or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)     duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)    duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)   directors should not improperly fetter the exercise of future discretion;

(iv)   duty to exercise powers fairly as between different sections of shareholders;

(v)    duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi)   duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position at the expense of the company. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the Inflection Point Organizational Documents or alternatively by shareholder approval at general meetings. Each of our officers and directors presently have, and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity, subject to their fiduciary duties under Cayman Islands law. The Inflection Point Organizational Documents provide that, to the fullest extent permitted by law: (i) no individual serving as a director or an officer, among other persons, shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which (a) may be a corporate opportunity for any director or officer, on the one hand, and us, on the other or (b) the presentation of which would breach an existing legal obligation of a director or officer to any other entity. As a result, the fiduciary duties or contractual obligations of our officers or directors could materially affect our ability to complete the Business Combination, or another initial business combination. Below is a table summarizing the entities to which our officers and directors currently have fiduciary duties or contractual obligations:

Individual	Entity	Entity’s Business	Affiliation
Michael Blitzer	Kingstown Capital Management, L.P.	Asset management	Founder and Co-Chief Investment Officer
	Kingstown Capital Partners, LLC	Asset management	Managing Member
	Kingstown Management GP LLC	Asset management	Managing Member
	Kingstown Partners Master Ltd, Kingstown Partners II, L.P., Kingstown 1740 Fund, LP and Kingfishers L.P.	Investment Funds	Funds managed by Kingstown Capital Management, LP and Kingstown Management GP LLC
	Inflection Point Asset Management LLC	Asset management	Director and Chief Investment Officer
	Inflection Point GP I LLC	Asset management	Manager and Member
	Inflection Point Fund I LP	Investment Fund	Fund managed by Inflection Point Asset Management LLC and Inflection Point GP I LLC
	Intuitive Machines, Inc.	Space exploration, infrastructure and services	Director
	USA Rare Earth, Inc.	Mining and manufacturing	Chairman
	Merlin, Inc.	Aviation	Director
	Inflection Point Acquisition Corp. V	Special purpose acquisition company	Chairman and Chief Executive Officer
	Inflection Point Acquisition Corp. VI	Special purpose acquisition company	Chairman
	Columbus Circle Capital Corp II	Special purpose acquisition company	Chairman
Peter Ondishin	The Venture Collective and its affiliates	Venture capital firm focused on the intersection between transformational technology and deep positive impact	Chief Financial Officer
	Praetorian Acquisition Corp.	Special purpose acquisition company	Chief Financial Officer and Director
	Soren Acquisition Corp.	Special purpose acquisition company	Advisor
Kevin Shannon	USA Rare Earth, Inc.	Mining and manufacturing	Special Advisor
	Inflection Point Asset Management LLC	Asset management	Director and Portfolio Manager
	Inflection Point Fund I LP	Investment Fund	Fund managed by Inflection Point Asset Management LLC
	Inflection Point Acquisition Corp. V	Special purpose acquisition company	Chief Operating Officer
	Inflection Point Acquisition Corp. VI	Special purpose acquisition company	Chief Executive Officer
	Columbus Circle Capital Corp II	Special purpose acquisition company	Chief Executive Officer

Individual	Entity	Entity’s Business	Affiliation
Dr. Kamal Ghaffarian	Intuitive Machines, Inc.	Space exploration, infrastructure and services	Founder and Chairman of the board of directors
	Quantum Space, LLC	Space infrastructure and services	Executive Chairman
	IBX, LLC	Investment Firm	Founder and Chief Executive Officer
	Axiom Space, Inc.	Space infrastructure	Co-Founder, Interim Chief Executive Officer and Chairman of the board of directors
	X-energy	Engineering	Founder and Executive Chairman of the board of directors
William Denkin	Inflection Point Acquisition Corp. V	Special purpose acquisition company	Director
	Inflection Point Acquisition Corp. VI	Special purpose acquisition company	Director
Noah G. Levy	Newtyn Management, LLC and associated funds	Asset Management	Managing Member and Portfolio Manager
	Merrimack Pharmaceuticals, Inc.	Pharmaceutical	Director
Jae Hyun (James) Park	Keystone Acquisition Corp.	Special purpose acquisition company	Executive Chairman
	USA Rare Earth Inc.	Mining and manufacturing	Representative of East Asia Operations

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against Inflection Point or any members of its management team in their capacity as such, and Inflection Point and the members of its management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.

Periodic Reporting and Audited Financial Statements

Inflection Point has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, Inflection Point’s annual reports contain consolidated financial statements audited and reported on by Inflection Point’s independent registered public accounting firm.

INFLECTION POINT’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Unless the context otherwise requires, all references in this section to the “Company”, “we”, “us” or “our” refer to Inflection Point prior to the consummation of the Business Combination.

The following discussion and analysis of Inflection Point’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting Inflection Point’s current expectations, estimates and assumptions concerning events and financial trends that may affect its future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus/proxy statement.

Overview

Inflection Point is a special purpose acquisition company incorporated in the Cayman Islands on January 31, 2024 formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. Inflection Point intends to effectuate its initial business combination using cash derived from the proceeds of its IPO and the sale of the Private Placement Units, its shares, debt or a combination of cash, shares and debt.

Inflection Point expects to continue to incur significant costs in the pursuit of its acquisition plans. Inflection Point cannot assure you that its plans to complete the Business Combination or another initial business combination will be successful.

Upon the closing of the IPO, $253,000,000 was placed in the Trust Account. Except with respect to interest earned on the funds held in the Trust Account that may be released to Inflection Point to pay its taxes, if any, the funds held in the Trust Account will not be released from the Trust Account until the earliest of (i) the completion of an initial business combination, (ii) the redemption of Inflection Point’s Public Shares if Inflection Point is unable to complete an initial business combination by April 28, 2027 (or if such date is further extended at a duly called general meeting, such later date), subject to applicable law, or (iii) the redemption of the Public Shares properly submitted in connection with a shareholder vote to amend the Inflection Point Organizational Documents to (A) modify the substance or timing of Inflection Point’s obligation to allow redemption in connection with the initial business combination or to redeem 100% of its Public Shares if Inflection Point has not consummated an initial business combination by April 28, 2027 (or if such date is further extended at a duly called general meeting, such later date) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity. The proceeds deposited in the Trust Account could become subject to the claims of its creditors, if any, which could have priority over the claims of Inflection Point’s Public Shareholders.

Inflection Point’s management has broad discretion with respect to the specific application of the net proceeds of the IPO although substantially all of the net proceeds are intended to be generally applied toward consummating an initial business combination. Inflection Point’s initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the value of the Trust Account (excluding the amount of any deferred underwriting discount held in trust and taxes payable on the income earned on the Trust Account). However, Inflection Point will only complete an initial business combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

Inflection Point has until April 28, 2027 (or if such date is further extended at a duly called general meeting, such later date) to complete an initial business combination. If it is unable to complete its initial business combination by that date (or such later date as its shareholders may approve in accordance with the Inflection Point Organizational Documents), Inflection Point will, as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares for a pro rata portion of the funds held in the trust account, subject to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the Inflection Point Rights may be worthless.

Liquidity and Capital Resources

Until the consummation of the IPO, Inflection Point’s only source of liquidity was an initial purchase of Inflection Point Class B Ordinary Shares by the Sponsor and loans from an affiliate of the Sponsor, IPF. On April 28, 2025, Inflection Point consummated the IPO of 25,300,000 Inflection Point Public Units, at $10.00 per unit, generating gross proceeds of $253,000,000. Simultaneously with the closing of the IPO, Inflection Point completed the sale of 740,000 Private Placement Units at a price of $10.00 per unit in a private placement to the Sponsor and Cantor, generating gross proceeds of $7,400,000.

Following the IPO, the full exercise of the over-allotment option, and the sale of the Private Placement Units, a total of $253,000,000 was placed in the Trust Account. Inflection Point incurred transaction costs of $17,305,941, consisting of $4,400,000 of cash underwriting fee, $12,045,000 of deferred underwriting fee, and $860,941 of other offering costs.

For the three months ended March 31, 2026, cash used in operating activities was $224,696. Net income of $1,681,317 was affected by interest earned on marketable securities held in the Trust Account of $2,308,055. Changes in operating assets and liabilities provided $402,042 of cash for operating activities.

For the three months ended March 31, 2025, cash used by operating activities was $0. Net loss of $80,334 was affected by changes in operating assets and liabilities provided $75,334 of cash for operating activities and payment of operating costs via promissory note — related party of $5,000.

For the year ended December 31, 2025, cash used in operating activities was $1,442,021. Net loss of $498,416 was affected by interest earned on marketable securities held in the Trust Account of $7,030,731, compensation expense of $2,581,854, and an adjustment to accrued offering costs of $5,000. Changes in operating assets and liabilities provided $2,513,440 of cash for operating activities.

For the period from January 31, 2024 (inception) through December 31, 2024, cash used in operating activities was $0.

As of March 31, 2026 and December 31, 2025, Inflection Point had marketable securities held in the Trust Account of $261,298,144 and accrued interest of $790,642 which is included in other receivable — dividend income and $258,955,961 and accrued interest of $824,770 which is included in other receivable — dividend income on our condensed consolidated balance sheets, respectively. Inflection Point intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less Permitted Withdrawals), to complete the Business Combination or another initial business combination. Inflection Point may withdraw interest or dividends earned on the funds held in the Trust Account as Permitted Withdrawals. To the extent that Inflection Point’s share capital or debt is used, in whole or in part, as consideration to complete an initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue growth strategies.

As of March 31, 2026 and December 31, 2025, Inflection Point had cash of $834,598 and $1,126,011. Inflection Point intends to use the funds held outside the Trust Account plus Permitted Withdrawals primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete the Business Combination or another initial business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with the Business Combination or another initial business combination, the Sponsor, or certain of Inflection Point’s officers and directors or their affiliates may, but are not obligated to, loan Inflection Point funds as may be required. If Inflection Point completes Business Combination or another initial business combination, it would repay such loaned amounts. In the event that the Business Combination or another initial business combination does not close, Inflection Point may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into additional Private Placement Units at a price of $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units.

Inflection Point does not believe it will need to raise additional funds in order to meet the expenditures required for operating its business that are payable prior to the closing of the Business Combination or another initial business combination. However, if its estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, Inflection Point may have insufficient funds available to operate its business prior to the closing of the Business Combination or another initial business combination. Moreover, Inflection Point may need to obtain additional financing either to complete a business combination or because it becomes obligated to redeem a significant number of Public Shares upon consummation of a business combination, in which case it may issue additional securities or incur debt in connection with such business combination.

Results of Operations

Inflection Point has neither engaged in any operations nor generated any revenues to date. Its only activities from January 31, 2024 (inception) through March 31, 2026 were organizational activities, those necessary to prepare for the IPO, described below, identifying a target company for a business combination and negotiating the Business Combination with Air Water. Inflection Point does not expect to generate any operating revenues until after the completion of the Business Combination or another initial business combination. Inflection Point generates non-operating income in the form of interest income on marketable securities held in the Trust Account. Inflection Point incurs expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended March 31, 2026, we had a net income of $1,681,317, which consists of dividends earned on marketable securities held in the Trust Account of $2,308,055 offset by formation and operating costs of $626,738.

For the three months ended March 31, 2025, we had a net loss of $80,334, which consisted of general and administrative costs.

For the year ended December 31, 2025, Inflection Point had a net income of $498,416, which consists of interest income on marketable securities held in the Trust Account of $7,030,731 offset by formation and operating costs of $6,532,315.

For the period from January 31, 2024 (inception) through December 31, 2024, Inflection Point had net loss of $85,796, which consisted of formation and operating costs.

Off-Balance Sheet Arrangements

Inflection Point has no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of March 31, 2026. Inflection Point does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. Inflection Point has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

Inflection Point does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an aggregate of $29,166.66 per month to IPAM, an affiliate of the Sponsor and its executive officers, a monthly fee of $29,166.66 for the services of Kevin Shannon, Chief Operating Officer and for office space and administrative services provided to members of its management team. Inflection Point began incurring these fees on April 25, 2025 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination, another initial business combination and its liquidation.

The underwriters of the IPO were entitled to a deferred fee of $0.45 per unit on units other than those sold pursuant to the underwriters’ option to purchase additional units and $0.65 per unit on units sold pursuant to the underwriters’ option to purchase additional units, or $12,045,000 in the aggregate due to the full exercise of the underwriters’ over-allotment option. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that Inflection Point completes the Business Combination or another initial business combination, subject to the terms of the underwriting agreement. Solely in connection with the Business Combination, Cantor agreed to reduce the Original Deferred Fee to $4,000,000, plus, an additional 4.0% of the aggregate amount that remains in the Trust Account at the Closing, up to $8,045,000 ($12,045,000 total).

Critical Accounting Policies

The preparation of condensed consolidated financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Making estimates requires management to exercise significant judgement. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could materially differ from those estimates. Inflection Point has identified the following critical accounting policies:

Net Income (Loss) per Share

Inflection Point’s unaudited consolidated statements of operations include a presentation of income (loss) per share for ordinary shares outstanding in a manner similar to the two-class method of income (loss) per share. Net income (loss) per ordinary share, basic and diluted, for redeemable ordinary shares is calculated by dividing the net income (loss) allocable to redeemable ordinary shares subject to possible redemption, by the weighted average number of redeemable ordinary shares outstanding since original issuance. Net income (loss) per ordinary share, basic and diluted, for non-redeemable ordinary shares is calculated by dividing net income (loss) allocable to non-redeemable ordinary shares, by the weighted average number of non-redeemable ordinary shares outstanding for the periods.

Share-based compensation

Inflection Point records share-based compensation in accordance with FASB ASC Topic 718, “Compensation-Share Compensation” (“ASC 718”), guidance to account for its share-based compensation. It defines a fair value-based method of accounting for an employee share option or similar equity instrument. Inflection Point recognizes all forms of share-based payments at their fair value on the grant date, which are based on the estimated number of awards that are ultimately expected to vest. Share-based payments are valued using a Probability Weighted Expected Return Method (“PWERM Model”). Grants of share-based payment awards issued to non-employees for services rendered have been recorded at the fair value of the share-based payment, which is the more readily determinable value. The grants are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period. If an award is granted, but vesting does not occur, any previously recognized compensation cost is reversed in the period related to the termination of service. Share-based compensation expenses are included in costs and operating expenses depending on the nature of the services provided in the statements of operations.

Class A Shares Subject to Possible Redemption

Inflection Point accounts for the Public Shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Public Shares subject to possible redemption are classified as a liability instrument and are measured at fair value. The Public Shares subject to possible redemption feature certain redemption rights that are considered to be outside of Inflection Point’s control and subject to occurrence of uncertain future events. Accordingly, the Public Shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ equity section of our balance sheets. Inflection Point recognizes changes in redemption value immediately as they occur and will adjust the carrying value of redeemable shares to equal the redemption value at the end of each reporting period.

Recent Accounting Standards

In November 2024, the FASB issued Accounting Standards Update (“ASU”) 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. Inflection Point is currently evaluating the impact of adopting ASU 2024-03.

Inflection Point’s management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed consolidated financial statements.

Financings

In connection with the transactions contemplated by the Business Combination Agreement, on July 25, 2025 Air Water UK entered into the Pre-Signing PIPE Subscription Agreement, dated as of July 25, 2025 with IPF, pursuant to which, among other things, IPF subscribed for and purchased from Air Water UK 607 Air Water UK Series A Shares, for aggregate consideration of approximately $4 million. Subsequently, on August 17, 2025, the shareholders of Air Water UK (including IPF) exchanged 100% of their shares in Air Water UK for an allotment of shares in the Company as part of an internal reorganization.

In connection with the transactions contemplated by the Business Combination Agreement, on August 25, 2025, Air Water entered into the Pre-Funded PIPE Subscription Agreement with the Pre-Funded PIPE Investors. Pursuant to the Pre-Funded PIPE Subscription Agreement, the Pre-Funded PIPE Investors agreed, among other things, to subscribe for and purchase, and Air Water agreed, among other things, to issue and allot, Company Series A1 Preferred Shares and Company Warrants to purchase Company Ordinary Shares, for aggregate consideration of approximately $28.5 million, substantially concurrently with the execution and delivery of the Business Combination Agreement.

In addition, on August 25, 2025, Air Water entered into the Closing PIPE Subscription Agreement pursuant to which the Closing PIPE Investors agreed, among other things, to subscribe for and purchase, and Air Water agreed, among other things, to issue and allot, Company Series A1 Preferred Shares or Company Series A2 Preferred Shares and Company Warrants, for aggregate consideration of approximately $31 million, immediately prior to the Second Merger Effective Time.

Inflation

Inflection Point does not believe that inflation had a material impact on its business, revenues or operating results during the period presented.

Emerging Growth Company Status

Inflection Point is an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Inflection Point has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Inflection Point, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is either not an emerging growth company or an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

MANAGEMENT OF PUBCO AFTER THE BUSINESS COMBINATION

References in this section to the “Company,” “Air Water,” “we”, “us” or “our” refer to Air Water Ventures Limited, a Cayman Islands exempted company and its subsidiaries (including Air Water Holdings Limited) immediately following the consummation of the Business Combination.

Executive Officers and Directors After the Business Combination

We anticipate that certain executive officers and directors of Air Water and Inflection Point will become directors of PubCo. The following persons are expected to serve as PubCo’s executive officers and directors following the Business Combination. The biographical information concerning the executive officers and directors has been set forth as below as of the date of this proxy statement/prospectus.

Name	Age	Position
Executive Officers
Pete Carr	59	Chief Executive Officer
David Tuerff	37	Chief Financial Officer
Ryan Bibbo	47	Chief Operating Officer

Directors
Pete Carr	59	Director Nominee (Chairman)
Jennifer Chaplin Tolkin	35	Director Nominee
Matthew Hurn	53	Director Nominee
Peter McDonough	68	Director Nominee
Andrea Mollica	35	Director Nominee
Kevin Shannon	30	Director Nominee

Executive Officers

Pete Carr.    Upon consummation of the Business Combination, Mr. Carr is expected to serve as PubCo’s Chief Executive Officer (CEO) and Chairman of PubCo’s Board. Mr. Carr has served as the CEO and a member of the board of directors of Air Water Ventures Ltd since October 2024 and May 2025, respectively. Prior to joining Air Water Ventures Ltd, Mr. Carr served as the Executive Vice President and Global Chief Growth Officer of Bacardi Limited from April 2023 to September 2024 and Regional President of Bacardi North America from August 2014 to April 2023. From January 2011 to August 2014, he served as Executive President of Glazer’s Inc. (now Southern Glazer’s Wine & Spirits). Previously, Mr. Carr served in various senior management roles at Diageo, including as President of U.S. Spirits of Diageo North America from August 2010 to December 2011, President of Diageo Guinness USA from 2009 to 2010, and Senior Vice President, Sales of Diageo North America from January 2002 to 2005. Mr. Carr holds a B.A. in speech communication from the University of Nebraska-Lincoln.

David Tuerff.    Upon consummation of the Business Combination, Mr. Tuerff is expected to serve as PubCo’s Chief Financial Officer. Mr. Tuerff has served as the CFO of Air Water Ventures Ltd since November 2025. From 2016 to 2025, Mr. Tuerff served as the Senior Vice President of Finance and Investor Relations for Aris Water Solutions, Inc. where he led the company’s finance, investor relations, and treasury functions. Mr. Tuerff began his career with General Electric Company. He holds a B.S. in finance from Wake Forest University.

Ryan Bibbo.    Upon consummation of the Business Combination, Mr. Bibbo is expected to serve as PubCo’s Chief Operating Officer (COO). Mr. Bibbo has served as the COO of Air Water Ventures Ltd since October 2024. Prior to joining Air Water Ventures Ltd, Mr. Bibbo served as Global VP of People & Talent of Bacardi Limited from 2022 to 2024 and as VP, Human Resources at Bacardi North America from 2015 to 2022. From March 2011 to February 2015, Mr. Bibbo served as Vice President at Glazer’s Inc. Prior to that, he served in various senior management roles at Diageo from 2004 to 2011, including as Sr. Director HR, Commercial Capability & Talent Mgmt. at Diageo North America from 2010 to 2011 and as Sr. Director of Diageo Guinness USA from 2008 to 2010. Mr. Bibbo holds a B.S. in business administration and management from Penn State University.

Members of the Board of Directors

Pete Carr.    Please see above for the biography of Mr. Carr. We believe Mr. Carr is well-qualifed to serve as a director, given his deep familiarity with Air Water’s business and the consumer beverage industry, as well as his executive leadership experience.

Jennifer Chaplin Tolkin.    Upon consummation of the Business Combination, Jennifer Chaplin Tolkin is expected to serve as a director of PubCo’s Board. Ms. Tolkin has extensive executive sales and strategic planning experience in the consumer goods industry. Currently, Ms. Tolkin serves as Executive Vice President and Managing Director for Campari America at Southern Glazer’s Wine & Spirits. From December 2019 to March 2025, Ms. Tolkin served as Vice President of Commercial Sales, Campari Division, of Southern Glazer’s Wine & Spirits. Prior to that, she served as Vice President, Family-Owned Brands and East Region Trade Development Director, National Director, Aperol Strategy and Director, Supplier Management & Business Development of Southern Glazer Wine & Spirit’s from March 2017 to December 2019. She joined Southern Glazer Wine & Spirit’s in 2017 as a Communications and Events Manager in the Communications & Corporate Social Responsibility Department.

From June 2013 to February 2017, Ms. Tolkin worked as Agent Trainee at William Morris Endeavor, a leading global entertainment agency. Previously, in 2020, Ms. Tolkin founded and launched EmpowHER, a leadership development program. Ms. Tolkin has also served as a Large Enterprise At-Large Director on the board of the Wine & Spirits Wholesalers of America since September 2025. Ms. Tolkin a B.F.A. from the Tisch School of Arts at New York University and completed the Women in Leadership Executive Education Program, which was developed with Columbia Business School Executive Education. Ms. Tolkin is currently pursuing an Executive M.B.A. from Northwestern University — Kellog School of Management and is expected to graduate in June 2026.

Matthew Hurn.    Upon consummation of the Business Combination, Mr. Hurn is expected to serve as a director of PubCo’s Board. Mr. Hurn has served on the board of directors of Air Water Ventures Ltd since August 2023. He is a skilled senior leader with over 35 years of international experience and cross sector exposure, and an accomplished finance professional having worked in the finance and treasury industry for decades in both the public and private sector in the UK and in the Middle East. Mr. Hurn currently serves as the Executive Director, Chief Financial Officer for the Credit and Special Solutions in the Group Strategy, Finance and Risk division for the Mubadala Investment Company (an investment and development company owned by the Government of Abu Dhabi) since February 2021 and previously held other positions with Mubadala Investment Company since 2008.

Mr. Hurn is currently on the board of directors of several companies leveraging his broad experience and expertise including, as Chairman of Themis (an AI powered digital financial crime platform company that helps businesses manage financial crime, risk and regulations) since June 2020, and a member of the board of directors of Yomly (formerly known as “EmiratesHR”) (a human resources software company) since January 2022. Mr. Hurn is a fellow of The Chartered Institute of Management Accountants and the Association of Corporate Treasurers.

Peter McDonough.    Upon consummation of the Business Combination, Peter McDonough is expected to serve as a director of PubCo’s Board. Upon consummation of the Business Combination, Peter J. McDonough is expected to serve as a director of PubCo’s Board. Mr. McDonough has extensive executive leadership experience in both publicly traded and privately held consumer goods companies across various global industries. Currently, Mr. McDonough serves as a certified executive coach at McDonough Coaching & Advisory Services, where he actively coaches and advises C-Suite leaders. From 2019 to 2022, Mr. McDonough served as Chief Executive Officer of Trait Biosciences, a biotechnology research organization developing intellectual property associated with the formulation of CBD health & wellness products. He previously served as an Independent Director on Trait’s Board while working as a management consultant following 20+ years of executive leadership roles in global CPG companies such as Diageo, Proctor & Gamble, Gillette and Black & Decker. Mr. McDonough currently serves as an Independent Director on the board of Franklin BSP Realty Trust (NYSE: FBRT) since 2016, as well as on the boards of Bedoukian Research, Inc. since 2024, and Hood River Distillers LLC since 2022. Mr. McDonough previously served as a director of The Splash Beverage Group from 2014 to 2023 and on the Advisory Boards of Copalli Spirits, LLC from 2019 to 2023, and BePerpetual Inc. from 2017 to 2021. Mr. McDonough holds a B.S. from Cornell University and an M.B.A. from The Wharton School at the University of Pennsylvania.

Andrea Mollica.    Upon consummation of the Business Combination, Mr. Mollica is expected to serve as a director of PubCo’s Board. Mr. Mollica has over a decade of experience in private equity, venture capital, and strategic advisory, with a strong track record of leading high-growth investments and cross-border transactions across multiple industries. He currently serves as Managing Director at Tau Capital, a global DeepTech investment firm, and has served on the board of Air Water UK since February 2024. Prior to Tau Capital, he held senior investment roles at Royal Group LLC (July 2018 to October 2023) and Chimera Capital (December 2022 to July 2023) in the United Arab Emirates, where he executed direct buyouts and growth-stage investments. Mr. Mollica also serves on several boards, including Lulo Bank (Colombia), Sepio, BlueGreen, Remilk, and Antidote (Board Observer, transitioning to Board Member). He holds an M.B.A. from the University of Chicago Booth School of Business, a Master’s in International Management from the London School of Economics and Università Bocconi, and a B.Sc. in Economics and Finance from Università Bocconi.

Kevin Shannon.    Upon consummation of the Business Combination, Kevin Shannon is expected to serve as a director of PubCo’s Board. For a biographical summary of the experience of Kevin Shannon, see “Information About Inflection Point — Directors and Executive Officers.”

Limitations on Liability and Indemnification of Officers and Directors

The PubCo A&R Articles provide that each of our directors (including an alternate director), secretary or officers (including an investment adviser or an administrator or liquidator) and their personal representatives shall be indemnified out of our assets against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability, if any, that he may incur by his own actual fraud, willful default or willful neglect. No such director, secretary or officer shall be liable to us for any loss or damage in carrying out his functions unless that liability arises through the actual fraud, willful default or willful neglect of such director, secretary or officer.

PubCo plans to enter into indemnification agreements with each of our directors and executive officers, the form of which is attached as an exhibit to the registration statement of which this proxy statement/prospectus is a part. The indemnification agreements will require PubCo to indemnify its directors and executive officers to the fullest extent permitted by law. For more information, see “Part II — Information Not Required in Prospectus — Item 20. Indemnification of Directors and Officers.”

In addition, PubCo plans to maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

For more details regarding any related party transactions between PubCo and its other anticipated executive officers and directors, see the sections entitled “Related Party Transactions — Air Water Relationships and Related Party Transactions.”

Corporate Governance

We will structure our corporate governance in a manner we believe will closely align our interests with those of our shareholders following the Business Combination. Notable features of this corporate governance include:

•        we will have independent director representation on our audit, compensation and nominating and corporate governance committees at the time of the Business Combination, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors; and

•        at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC.

Corporate Governance Practices and Foreign Private Issuer Status

PubCo will be a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, PubCo is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic public companies. For example, PubCo will not be required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although it may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. PubCo is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, PubCo’s officers and directors will be exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the short sale prohibition under Section 16(c) of the Exchange Act. Additionally, PubCo’s beneficial owners of 10% or more of a class of PubCo’s equity securities registered under Section 12 of the Exchange Act will be exempt from Section 16 of the Exchange Act. Accordingly, after the Business Combination, if you continue to hold PubCo Ordinary Shares, PubCo Series A Preferred Shares or PubCo Series A Investor Warrants, you may receive less or different information about PubCo than you currently receive about Inflection Point.

Additionally, as a foreign private issuer, PubCo is permitted to follow the corporate governance practices of its home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. Unlike the requirements of Nasdaq, PubCo is not required, under the laws of the Cayman Islands, to have its board consist of a majority of independent directors, nor is PubCo required to have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors, or to have regularly scheduled executive sessions with only independent directors each year. Such Cayman Islands home country practices may afford less protection to holders of PubCo Ordinary Shares, PubCo Series A Preferred Shares and PubCo Series A Investor Warrants. PubCo intends to follow the corporate governance requirements of Nasdaq applicable to foreign private issuers, though PubCo may in the future elect to use the foreign private issuer exemption with respect to certain of the Nasdaq’s corporate governance requirements.

Election of Officers

Each executive officer will serve at the discretion of our Board and will hold office until his or her successor is duly appointed or until his or her earlier resignation or removal.

Board Composition

We expect our Board to consist of six directors upon the Closing. The authorized number of directors may be changed by resolution of our Board. Each director will hold office until the expiration of his term, until his successor shall have been duly appointed and qualified or until his earlier death, resignation or removal.

Directors will be elected by ordinary resolution, requiring a simple majority vote of those shareholders attending and voting at a shareholder meeting at which a quorum is present, or by the directors. No appointment of a director may cause the number of directors to exceed the maximum number of directors permitted under the PubCo A&R Articles. An appointment of a director may be to fill a vacancy or to appoint an additional director.

Pursuant to the Business Combination Agreement, our Board will consist of six directors, with five directors to be appointed by Air Water and one director to be appointed by Inflection Point. We expect our initial post-Closing directors to be Pete Carr, Jennifer Chaplin Tolkin, Matthew Hurn, Peter McDonough, Andrea Mollica, and Kevin Shannon. The PubCo Board is expected to be chaired by Pete Carr.

We expect that upon consummation of the Business Combination, five of our six directors will qualify as an “independent director” under Nasdaq rules. Additionally, we expect that upon consummation of the Business Combination, PubCo’s Board will have an independent audit committee, compensation committee and nominating and corporate governance committee. For more details, see the section entitled “Independence of our Board of Directors.”

Independence of our Board of Directors

Based on information provided by each director concerning his or her background, employment, and affiliations, our Board is expected to determine that the Board will meet independence standards under the applicable rules and regulations of the SEC and the listing standards of Nasdaq. In making these determinations, our Board will consider the current and prior relationships that each non-employee director has with PubCo and all other facts and circumstances our Board deems relevant in determining their independence, including the beneficial ownership of PubCo Ordinary Shares by each non-employee director, and the transactions involving them described in the section titled “Related Party Transactions.”

Board Committees

Upon the Closing, our Board will have three standing committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. Each of the committees will report to the Board as it deems appropriate and as the Board may request. The expected composition, duties and responsibilities of these committees are set forth below. In the future, our Board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

The audit committee will provide assistance to our Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and legal compliance functions by approving the services performed by our independent registered public accounting firm and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee will also oversee the audit efforts of our independent registered public accounting firm and takes those actions as it deems necessary to satisfy itself that the independent registered public accounting firm is independent of management. The rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Our audit committee will meet the requirements for independence of audit committee members under applicable SEC and Nasdaq rules. All of the members of our audit committee (Matthew Hurn, Peter McDonough, and Kevin Shannon) meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. In addition, Matthew Hurn qualifies as our “audit committee financial expert,” as such term is defined in Item 407 of Regulation S-K.

Our Board will adopt a new written charter for the audit committee, which will be available on our website after adoption. The information on our website is not intended to form a part of or be incorporated by reference into this registration statement, of which this proxy statement/prospect forms a part.

Compensation Committee

The compensation committee will determine our general compensation policies and the compensation provided to our officers. The compensation committee will also make recommendations to our Board regarding director compensation. In addition, the compensation committee will review and determine security-based compensation for our directors, officers, employees and consultants and will administer our equity incentive plans. Our compensation committee will also oversee our corporate compensation programs. We expect our compensation committee to consist of Peter McDonough, Matthew Hurn, and Jennifer Chaplin Tolkin, each of whom will qualify as independent directors under applicable SEC and Nasdaq rules, including Nasdaq’s heightened independence standards for compensation committee members.

Our Board will adopt a new written charter for the compensation committee, which will be available on our website after adoption.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our Board regarding candidates for directorships and the size and composition of the Board. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance and reporting and making recommendations to the Board concerning corporate governance matters. The following member(s) of our nominating and corporate governance committee will be independent under applicable SEC and Nasdaq rules: Kevin Shannon and Andrea Mollica.

Our Board will adopt a new written charter for the nominating and corporate governance committee, which will be available on our website after adoption.

Role of Our Board of Directors in Risk Oversight

One of the key functions of our Board is informed oversight of our risk management process. Our Board will administer this oversight function directly both through our Board as a whole, and through various standing committees of our Board that address risks inherent in their respective areas of oversight. In particular, our Board will be responsible for monitoring and assessing strategic risk exposure, and our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also have the responsibility to review with management the process by which risk assessment and management is undertaken, monitor compliance with legal and regulatory requirements, and review the adequacy and effectiveness of our internal controls over financial reporting. Our nominating and corporate governance committee will be responsible for periodically evaluating our corporate governance policies and systems in light of the governance risks that we face and the adequacy of our policies and procedures designed to address such risks. Our compensation committee will assess and monitor whether any of our compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Code of Business Conduct and Ethics for Employees, Executive Officers, and Directors

Following the Closing, our Board will adopt a Code of Business Conduct and Ethics (the “Code of Conduct”), applicable to all of our employees, executive officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The Code of Conduct will be available on our website after adoption. Any amendments to the Code of Conduct, or any waivers of its requirements, are expected to be disclosed on our website to the extent required by applicable rules and exchange requirements.

Corporate Governance Guidelines

Following the Closing, we intend to adopt a set of corporate governance guidelines to provide the framework for the governance of our Board and to assist our Board in the exercise of its responsibilities. These guidelines will reflect our Board’s commitment to monitoring the effectiveness of policy and decision-making both at the board and management levels, with a view to enhancing shareholder value over the long term. The corporate governance guidelines will be available on our website.

Compensation of PubCo Executive Officers and Directors

Employment Agreements

Air Water has entered into employment agreements with certain of its key executives and PubCo plans to continue Air Water’s practice of using commercially reasonable efforts to enter into employment agreements with certain key employees of Air Water, as identified by, and based on the terms and conditions as reasonably and mutually agreed upon by Air Water, Inflection Point, PubCo, and such employees. The foregoing is not a condition to Closing.

Overview of Anticipated Executive Compensation Program

Following the Closing, decisions with respect to the compensation of PubCo’s executive officers, including our named executive officers, will be made by the compensation committee of our Board. The following discussion is based on the present expectations as to the compensation of our named executive officers and directors following the Business Combination. The actual compensation of our named executive officers will depend on the judgment of the members of the compensation committee and may differ from that set forth in the following discussion. Such compensation will also generally be governed by our executive officers’ employment agreements, as in effect from time to time.

We anticipate that compensation for our executive officers will have the following components: base salary, cash bonus opportunities, equity compensation (as described in the section entitled “Anticipated Additional Equity-Based Compensation”), employee benefits, executive perquisites and entitlement to potentially receive severance in the event of a qualified termination of employment. Base salaries, employee benefits, executive perquisites and severance entitlements will be designed to attract and retain senior management talent. We will also use annual cash bonuses and equity awards to promote performance-based pay that aligns the interests of our named executive officers with the long-term interests of its equity-owners and to enhance executive retention.

Annual Bonuses

We expect that we will use annual cash incentive bonuses for the named executive officers to motivate their achievement of short-term performance goals and tie a portion of their cash compensation to performance. We expect that, near the beginning of each year, the compensation committee will select the performance targets, threshold performance amounts, target award opportunities and other terms and conditions, in each case as determined applicable, of annual cash bonuses for the named executive officers. Following the end of each year, the compensation committee will determine the extent to which the performance targets were achieved and the amount of the award that is payable to the named executive officers.

Equity-Based Awards

We expect to use equity-based awards in future years to promote our interest by providing these executives with the opportunity to acquire equity interests to encourage the participants to contribute materially to our growth, thereby aligning the economic interests of recipients of equity awards with those of our shareholders. Our initial equity plan, under which we will grant equity-based awards, will be the 2025 Equity Incentive Plan (the “2025 Equity Incentive Plan”) and the materials terms of the 2025 Equity Incentive Plan are described in the section entitled “Anticipated Additional Equity-Based Compensation”.

Other Compensation

We expect to offer various employee benefit plans to employees and other benefits to named executive officers of PubCo. For more information, see the section entitled “Air Water Executive Compensation.” We may also provide our named executive officers with perquisites and personal benefits that are not generally available to all employees.

Director Compensation

Upon the consummation of the Business Combination, our Board intends to approve a non-employee director compensation program. We anticipate determining director compensation in accordance with industry practice and standards.

DESCRIPTION OF PUBCO SECURITIES

This section of the proxy statement/prospectus includes a description of the material terms of the PubCo A&R Articles and applicable Cayman law. The following description is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. The description is qualified in its entirety by reference to the complete text of the PubCo A&R Articles, which are included as exhibits to this registration statement. The following description of the PubCo Series A Investor Warrants is qualified in its entirety by reference to the complete text of the Form of PubCo Series A Investor Warrant, which is included as an exhibit to this registration statement. We urge you to read the full text of the PubCo A&R Articles. For purposes of this section the words “we” “our” “us” and the “Company” refers to PubCo.

General

We are incorporated as an exempted company limited by shares under Cayman Islands law and our affairs are governed by the PubCo A&R Articles, as amended and restated from time to time, the Companies Act and the common law of the Cayman Islands.

As provided in our PubCo A&R Articles, subject to the Companies Act, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

Our PubCo A&R Articles will authorize the issuance of up to 499,870,000 ordinary shares of US$0.0001 par value each (“PubCo Ordinary Shares”) and 130,000 series A redeemable preference shares of US$0.0001 par value each (“PubCo Series A Preferred Shares”) having the rights as the PubCo Board may determine from time to time in accordance our PubCo A&R Articles.

As of December 31, 2025, there were no PubCo Ordinary Shares issued and outstanding and there were no PubCo Series A Preferred Shares issued and outstanding.

Our PubCo Ordinary Shares are expected to be listed on Nasdaq under the symbol “WATR”. Our PubCo Series A Preferred Shares and Series A Investor Warrants are not expected to be listed on any securities exchange.

A copy of the PubCo A&R Articles is attached to this proxy statement/prospectus as Annex C. The description of the PubCo Ordinary Shares reflect changes to our capital structure that will occur when the PubCo A&R Articles become effective prior to completion of the Business Combination.

PubCo Ordinary Shares

All of our outstanding PubCo Ordinary Shares will be fully paid and non-assessable. The PubCo Ordinary Shares will be issued in registered form. Other than as set out in separate agreements between us and certain of our shareholders, shareholders may freely hold and vote their shares.

Holders of PubCo Ordinary Shares will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

PubCo Series A Preferred Shares

Upon consummation of the Business Combination, approximately 100,491 PubCo Series A Preferred Shares will be issued and outstanding.

Each PubCo Series A Preferred Share shall be counted as a number of PubCo Ordinary Shares (including fractional entitlements) equal to one multiplied by the then applicable Conversion Ratio (provided that if the relevant calculation is being made when a doubt or dispute has arisen in relation to the adjustment to the Conversion Ratio, then the applicable Conversion Ratio for the purposes of this Article shall be the Conversion Ratio as determined by the PubCo Board. If the PubCo Board has not determined the applicable adjusted Conversion Ratio, then it shall be deemed to be the most recent determined applicable Conversion Ratio, or, in the absence of the same, the unadjusted Conversion Ratio).

Holders of PubCo Series A Preferred Shares will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

PubCo Series A Preferred Shares Reserved Matters.

Subject to applicable law, for as long as the Inflection Point entities hold at least 20% of the PubCo Series A Preferred Shares that are issued and outstanding as at the date the PubCo A&R Articles are adopted, PubCo shall not, without Series A Majority Consent, take any of the following actions:

(i)     liquidate, dissolve or wind-up the affairs of PubCo;

(ii)    amend, alter or repeal the amended and restated memorandum and articles of association (as amended from time to time) in a manner that materially and adversely affects the powers, preferences or rights attaching to the PubCo Series A Preferred Shares;

(iii)   create any equity security, authorize the creation of any equity security, classify any equity security, reclassify any equity security, or issue any other security convertible into or exercisable for any equity security, unless such security ranks junior to the PubCo Series A Preferred Shares with respect to its rights, preferences and privileges (including rights to receive dividends and participate in distributions or payments upon liquidation, dissolution or winding up);

(iv)   increase the authorized share capital of the PubCo Series A Preferred Shares;

(v)    purchase or redeem or pay any cash dividend on any share ranking junior to the PubCo Series A Preferred Shares (with respect to rights to receive dividends and participate in distributions or payments upon liquidation, dissolution or winding up), except for shares being repurchased by PubCo at cost from Employees in connection with the cessation of their service or pursuant to the terms of any equity incentive plan adopted by PubCo;

(vi)   enter into any transaction with an Affiliate (as defined in the PubCo A&R Articles), other than the issuance of equity or awards to eligible participants under an incentive plan, equity plan or equity-based compensation plan adopted by PubCo, or with respect to employment, consulting or award agreements with respect to executive officers or directors of PubCo, in each case regardless of whether such person (or such person’s Affiliates) would be considered an Affiliate of PubCo; or

(vii)  incur or guarantee any new indebtedness other than equipment leases or trade payables incurred in the ordinary course of business.

Dividends

The PubCo Board may from time to time declare and pay interim dividends or recommend final dividends in accordance with the respective rights of the shareholders if it appears to them that they are justified by PubCo’s financial position and that such dividends may lawfully be paid. Under the laws of the Cayman Islands, a Cayman Islands company may pay a dividend on its shares out of either profit or the share premium account, provided that in no circumstances may a dividend be paid if following such payment the company would be unable to pay its debts as they fall due in the ordinary course of business. No dividend shall be paid otherwise than out of profits or, subject to the requirements of the Companies Act and listing rules of the applicable stock exchange, the share premium account. The holders of PubCo Ordinary Shares and PubCo Series A Preferred Shares are entitled to such dividends as may, subject to the Companies Act, be declared by the PubCo Board or declared by the holders of PubCo Ordinary Shares by ordinary resolution, requiring a simple majority vote of those shareholders attending and voting at a duly quorate shareholders meeting, in such amount not exceeding the amount recommended by the directors. Subject to PubCo A&R Articles and applicable Cayman law, PubCo’s Available Reserves will be distributed among the holders of the PubCo Series A Preferred Shares and the PubCo Ordinary Shares as follows:

(i)     first to pay to each holder of PubCo Series A Preferred Shares in respect of each PubCo Series A Preferred Share held a sum equal to any unpaid Arrears in respect of any Series A Preferred Share dividend on such PubCo Series A Preferred Share; and

(ii)    second to apply the balance amongst the holders of the PubCo Ordinary Shares and the PubCo Series A Preferred Shares on a pro rata basis (for the avoidance of doubt, counted on an as-converted basis in accordance with the PubCo A&R Articles).

Voting Rights

At a general meeting of PubCo, every shareholder is entitled to one vote for each PubCo Ordinary Share on all matters upon which the PubCo Ordinary Shares are entitled to vote and every shareholder is entitled to one vote for each PubCo Series A Preferred Share on all matters upon which the PubCo Series A Preferred Shares are entitled to vote. Voting at any shareholders’ meeting is by way of a poll. In the case of an equality of votes, the chairperson of the meeting shall be entitled to exercise a second or casting vote. A quorum required for a meeting of shareholders consists of one or more holders of shares together representing not less than one-third of the outstanding PubCo Ordinary Shares and PubCo Series A Preferred Shares entitled to vote present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholder meetings may be called at any time by a resolution adopted by the majority of the directors, and, upon the written requisition of one or more shareholders who together hold at least 10% of the rights to vote at such general meeting. Advance notice to shareholders of at least 5 clear days is required for the convening of any general meeting. Unless specified in the PubCo A&R Articles, or as required by applicable provisions of the Companies Act or applicable stock exchange rules, the affirmative vote by ordinary resolution, being a resolution passed at a general meeting of shareholders by a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote at such general meeting, is required to approve any such matter voted on by PubCo shareholders. Approval of certain actions will require a special resolution under Cayman Islands law and pursuant to the PubCo A&R Articles, being a resolution passed at a general meeting of shareholders by a majority of at least two-thirds (2/3) of such shareholders as, being entitled to do so, vote in person or by proxy at such general meeting. Such actions include amending the PubCo A&R Articles and approving a statutory merger or consolidation with another company.

Transfer of Shares

Subject to applicable laws, including applicable securities laws and the PubCo A&R Articles, any of our shareholders may transfer all or any of his or her PubCo Ordinary Shares or PubCo Series A Preferred Shares provided that such transfer complies with the rules and regulations of Nasdaq, the SEC and/or any other competent regulatory authority or otherwise under applicable law, by an instrument of transfer. The instrument of transfer shall be in the usual or common form, in a form prescribed by the rules and regulations of Nasdaq, the SEC and/or any other competent regulatory authority or otherwise under applicable law or any other form approved by the PubCo Board. The PubCo Board may, in its sole discretion, decline to register any transfer of any PubCo Ordinary Share or PubCo Series A Preferred Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any PubCo Ordinary Share or PubCo Series A Preferred Share, subject to any applicable requirements imposed from time to time by applicable law, the SEC or Nasdaq.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of PubCo Ordinary Shares and PubCo Series A Preferred Shares shall be distributed among such holders in accordance with the Companies Act and the PubCo A&R Articles. The PubCo A&R Articles provide that the Available Proceeds shall be distributed (to the extent that PubCo is lawfully permitted to do so):

(i)     first to each of the holders of the PubCo Series A Preferred Shares, in priority to any distribution to the holders of the PubCo Ordinary Shares, an amount per PubCo Series A Preferred Shares held equal to the greater of (a) 100% of Accrued Value in respect of such PubCo Series A Preferred Share and (b) the amount per PubCo Series A Preferred Share as would have been payable had all PubCo Series A Preferred Shares been converted into PubCo Ordinary Shares in accordance with the PubCo A&R Articles immediately prior to such liquidation, dissolution, winding up, Disposal or Deemed Liquidation Event based on the then effective rate of conversion; and

(ii)    thereafter, among the holders of PubCo Ordinary Shares pro rata to the number of PubCo Ordinary Shares and PubCo Series A Preferred Shares held.

If upon any such liquidation, dissolution or winding up of PubCo, Disposal or Deemed Liquidation Event, the assets of PubCo available for distribution to its shareholders shall be insufficient to pay the holders of the PubCo Series A Preferred Shares the full amount to which they shall be entitled under the PubCo A&R Articles, the holders of the PubCo Series A Preferred Shares shall share rateably in any distribution of the assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the PubCo Series A Preferred Shares and the PubCo Ordinary Shares held by them upon such distribution if all amounts payable on or with respect to such PubCo Series A Preferred Shares and the PubCo Ordinary Shares were paid in full.

Conversion of PubCo Preference Shares

At any time and from time to time, any holder of PubCo Series A Preferred Shares shall have the right by written election to PubCo to convert each fully paid PubCo Series A Preferred Share into that number of whole PubCo Ordinary Shares (subject to the limitations set forth in the PubCo A&R Articles) determined by dividing the Accrued Value of such PubCo Series A Preferred Share by the Conversion Price. The Conversion Price will initially be $12.00, subject to Equitable Adjustment. The date specified on such written election, or if not specified, the date of delivery of the notice, is the Conversion Date.

Upon conversion, PubCo Series A Preferred Shares are canceled and may not be reissued, and rights as to such PubCo Series A Preferred Shares terminate other than the right to receive PubCo Ordinary Shares upon conversion.

Anti-dilution

If PubCo issues or is deemed to issue PubCo Ordinary Shares (other than in connection with any Exempt Issuance (as defined in the PubCo A&R Articles)) at a price per share (the “New Issuance Price”) less than the lesser of (x) $10.00, subject to Equitable Adjustment and (y) the Conversion Price then in effect (each such issuance, a “Dilutive Issuance”), then, immediately following such Dilutive Issuance, the Conversion Price then in effect will be reduced to an amount equal to the New Issuance Price, but not below the par value of the PubCo Ordinary Shares.

The deemed consideration per share received by PubCo for PubCo Ordinary Shares relating to Options and Convertible Securities will be determined by dividing (x) the total consideration received or receivable by PubCo (including the minimum aggregate amount of additional consideration as set forth in instruments relating thereto), by (y) the maximum number of PubCo Ordinary Shares issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

If the terms of any Option or Convertible Security are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding proportional changes in conversion or exercise prices in connection with share splits and combinations or certain dividends and distributions, or automatic adjustments to such terms pursuant to anti-dilution or similar provisions in such Option or Convertible Security which are not less favorable than those set forth in the PubCo A&R Articles), the Conversion Price will be readjusted to such Conversion Price as would have obtained had such revised terms had been in effect upon the original date of issuance.

Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Securities (or portion thereof) which resulted in an adjustment to the Conversion Price, the Conversion Price shall be readjusted to such Conversion Price had such Option or Convertible Securities (or portion thereof) never been issued.

If the per PubCo Ordinary Share volume-weighted average price per PubCo Ordinary Share for the 20-day trading period commencing on the date that is six months after the date on which the PubCo A&R Articles is adopted (the “Six Month VWAP”) is less than the Conversion Price, the Conversion Price will be subject to a one-time downward adjustment equal to the greater of: (i) the Six Month VWAP, and (ii) $1.00.

Calls on Shares and Forfeiture of Shares

The PubCo Board may from time to time make calls upon shareholders for any amounts unpaid on their PubCo Ordinary Shares or PubCo Series A Preferred Shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The PubCo Ordinary Shares and PubCo Series A Preferred Shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares

Subject to the provisions of the PubCo A&R Articles, applicable law, including the Companies Act and the rules and regulations of Nasdaq, the SEC and/or any other competent regulatory authority or otherwise under applicable law, PubCo by its directors may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by the PubCo Board.

Put Right

At any time on or after the fifth anniversary of the date on which the PubCo A&R Articles are adopted (the “Date of Adoption”), any holder of PubCo Series A Preferred Shares may deliver a written notice (a “Put Notice”) to PubCo, requiring PubCo to make an offer to redeem all PubCo Series A Preferred Shares held by such holder at a redemption price per share equal to 100% of the Accrued Value attributable to such PubCo Series A Preferred Share. The date of redemption shall not be less than 20 days after the Put Notice is delivered.

Within ten days of receipt of the Put Notice, PubCo shall deliver to each holder of PubCo Series A Preferred Shares that has delivered a Put Notice, a notice (the “Put Offer Notice”) that shall be open for acceptance by any holder of PubCo Series A Preferred Shares within five days of deemed service of the Put Offer Notice. The Put Offer Notice will specify the terms of the Put Notice and the address to which acceptance of the Put Notice should be sent.

Call Right

Subject to applicable law, including the Companies Act, PubCo Series A Preferred Shares shall be redeemable at the option of PubCo at any time in writing (a “Call Notice”): (i) prior to the 1st anniversary of the Date of Adoption, at a price equal to the greater of (a) 150% of the Accrued Value (which shall be payable in cash) and (b) the amount per PubCo Ordinary Share as would have been payable on liquidation had all PubCo Series A Preferred Shares been converted into PubCo Ordinary Shares in accordance with the PubCo A&R Articles immediately prior to such Call Notice based on the then effective rate of conversion (such amount, the “Liquidation Value”), (ii) after the 1st anniversary but prior to the 2nd anniversary of the Date of Adoption, at a price equal to the greater of (a) 140% of the Accrued Value (which shall be payable in cash) and (b) the Liquidation Value, (iii) after the 2nd anniversary but prior to the 3rd anniversary of the Date of Adoption, at a price equal to the greater of (a) 130% of the Accrued Value (which shall be payable in cash) and (b) the Liquidation Value, (iv) after the 3rd anniversary but prior to the 4th anniversary of the Date of Adoption, at a price equal to the greater of (a) 120% of the Accrued Value (which shall be payable in cash) and (b) the Liquidation Value, (v) after the 4th anniversary but prior to the 5th anniversary of the Date of Adoption, at a price equal to the greater of (a) 110% of the Accrued Value (which shall be payable in cash) and (b) the Liquidation Value, and (vi) after the 5th anniversary of the Date of Adoption, at a price equal to the greater of (a) 100% of the Accrued Value (which shall be payable in cash) and (b) the Liquidation Value. The Liquidation Value shall be payable, at the option of PubCo, in cash or PubCo Ordinary Shares or a combination thereof, with the value of such PubCo Ordinary Shares being the closing price of such PubCo Ordinary Shares on the Designated Stock Exchange (as defined in the PubCo A&R Articles) on the Call Date (as defined in the PubCo A&R Articles).

The Call Date shall be not less than the date that is 15 days or more than 20 days after the Call Notice is delivered. The Call Notice shall provide (i) the number of PubCo Series A Preferred Shares that PubCo will redeem on the Call Date, (ii) the Call Date and the redemption price calculated in accordance with the PubCo A&R Articles, and (iii) for certificated PubCo Series A Preferred Shares, that such holder is to surrender his, her or its certificate representing the PubCo Series A Preferred Shares to be redeemed.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, the PubCo A&R Articles or the terms of issue of the shares of that class, be varied either with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class, provided that no consent shall be required where such variation is considered by the directors not to have a material adverse effect upon such rights. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by, inter alia, the creation or issue of further shares ranking pari passu with them, the redemption or purchase of any shares of any class by PubCo, the cancellation of authorized but unissued shares of that class or the creation, allotment or issuance of further shares with preferred or other rights, including enhanced, weighted or any other type of voting rights.

Inspection of Books and Records

The PubCo Board will determine whether, to what extent, at what times and places and under what conditions or regulations the accounts and books of PubCo will be open to the inspection by PubCo shareholders not being directors, and no PubCo shareholder (not being a director) will otherwise have any right of inspecting any account or book or document of PubCo except as required by the Companies Act (and every other law and regulation of the Cayman Islands for the time being in force concerning companies and affecting PubCo) or authorized by the PubCo Board or by PubCo shareholders by ordinary resolution.

PubCo Series A Investor Warrants

Each PubCo Series A Investor Warrant received upon conversion of a Company Warrant will entitle the registered holder to purchase a number of PubCo Ordinary Shares equal to (x) the number of Company Ordinary Shares issuable upon conversion of the applicable Pre-Funded PIPE Investor’s or Closing PIPE Investor’s Company Series A Preferred Shares upon a hypothetical conversion of such Company Series A Preferred Shares immediately prior to the Second Merger multiplied by (y) the Exchange Ratio. The initial exercise price per PubCo Ordinary Share issuable pursuant to a PubCo Series A Investor Warrant is $12.00, subject to adjustment as discussed below. A warrant holder may exercise its PubCo Series A Investor Warrants, in whole or in part, at any time commencing on the date of issuance (the “Initial Exercise Date”) and on or prior to 5:00 p.m., New York City time on the five (5) year anniversary of the Initial Exercise Date. PubCo will cause the PubCo Ordinary Shares purchasable pursuant to such PubCo Series A Investor Warrant to be issued to the warrant holder provided there is an effective registration statement permitting the issuance of such PubCo Ordinary Shares to or resale of such shares by the warrant holder.

Registration Rights

PubCo has agreed that, as soon as practicable, but in no event later than thirty (30) days, after the closing of the Business Combination, PubCo will use its best efforts to file with the SEC a new registration statement covering the registration under the Securities Act of the PubCo Ordinary Shares issuable upon exercise of the PubCo Series A Investor Warrants, and thereafter will use its best efforts to cause the same to become effective as soon as reasonably practicable after filing but no later than the earlier of (a) the ninetieth (90th) day following the filing date thereof if the SEC notifies PubCo that it will “review” the new registration statement and (b) the tenth (10th) day after the date PubCo is notified by the SEC that the new registration statement will not be “reviewed” or will not be subject to further review. Further, PubCo will maintain the prospectus, and file any amendments and supplements needed to maintain its effectiveness, relating to the PubCo Ordinary Shares issuable upon exercise of the PubCo Series A Investor Warrants until such time that there are no longer any Registrable Securities (as defined in the New Registration Rights Agreement). For additional information regarding such registration rights, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Documents — New Registration Rights Agreement.”

Cashless Exercise

If at any time after the six (6) month anniversary of the closing of the Business Combination, (x) the PubCo Ordinary Shares issuable upon exercise of the PubCo Series A Investor Warrants would be (i) “restricted securities” as defined in Rule 144 under the Securities Act or (ii) the warrant holder is an affiliate (as defined in such PubCo Series A Investor Warrant) of PubCo and (y) there is no effective registration statement registering, or the prospectus contained therein is not available for the resale of the PubCo Ordinary Shares issuable upon exercise of the PubCo Series A Investor Warrants by the warrant holder, then the PubCo Series A Investor Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in accordance with the terms specified in such PubCo Series A Investor Warrant. If PubCo Ordinary Shares are issued in such a cashless exercise, the parties to such PubCo Series A Investor Warrant agree that in accordance with Section 3(a)(9) of the Securities Act such shares will take on the characteristics of the warrants being exercised, and the holding period of such shares being issued may be tacked on to the holding period of the PubCo Series A Investor Warrant.

Exercise Limitations

A holder of a PubCo Series A Investor Warrant may notify PubCo in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such PubCo Series A Investor Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates) would beneficially own in excess of 4.9%, 9.9%, 19.9% (or such other amount as specified by the holder) of the PubCo Ordinary Shares outstanding immediately after giving effect to such exercise. Such beneficial ownership determination will be determined solely by the warrant holder and not PubCo, as further specified in the terms of such PubCo Series A Investor Warrant.

Anti-dilution Adjustments

If at any time while a PubCo Series A Investor Warrant is outstanding, PubCo issues or is deemed to issue PubCo Ordinary Shares (other than in connection with any Exempt Issuance (as defined in the PubCo A&R Articles)) at a price per share (the “New Issuance Price”) less than the lesser of (x) $10.00, subject to the Warrant Equitable Adjustment and (y) the exercise price then in effect (each such issuance, a “Dilutive Issuance”), then, immediately following such Dilutive Issuance, the exercise price then in effect will be reduced to an amount equal to the New Issuance Price, but not below the par value of the PubCo Ordinary Shares.

The deemed consideration per share received by PubCo for PubCo Ordinary Shares relating to Options and Convertible Securities will be determined by dividing (x) the total consideration received or receivable by PubCo (including the minimum aggregate amount of additional consideration as set forth in instruments relating thereto), by (y) the maximum number of PubCo Ordinary Shares deemed to be issued upon the issuance of such Options or Convertible Securities.

If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for PubCo Ordinary Shares increases or decreases at any time (but excluding proportional changes in conversion or exercise prices in connection with share splits and combinations or certain dividends and distributions, or automatic adjustments to such terms pursuant to anti-dilution or similar provisions in such Option or Convertible Security which are not less favorable than those set forth in the PubCo A&R Articles), the exercise price will be readjusted to such exercise price as would have obtained had such revised terms had been in effect upon the original date of issuance. Notwithstanding the foregoing, no adjustment to the exercise price of any PubCo Series A Investor Warrant will be made due to an increase or decrease in purchase price, consideration payable, or rate of conversion of any Option or Convertible Security (as applicable) if the result of such adjustment would be an increase in the exercise price then in effect.

Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Securities (or portion thereof) which resulted in an adjustment to the exercise price, the exercise price shall be readjusted to such exercise price had such Option or Convertible Securities (or portion thereof) never been issued.

If the per PubCo Ordinary Share volume-weighted average price for the 20-day trading period commencing on the date that is six months after the Closing Date of the Business Combination (the “Measurement Price”) is less than the exercise price then in effect, the exercise price then in effect will be subject to a one-time downward adjustment equal to the greater of: (i) the Measurement Price and (ii) $5.00 (subject to the Warrant Equitable Adjustment).

If at any time while a PubCo Series A Investor Warrant is outstanding, PubCo grants, issues or sells Purchase Rights (as defined in such PubCo Series A Investor Warrant), the warrant holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the warrant holder could have acquired if the warrant holder held the number of PubCo Ordinary Shares acquirable upon complete exercise of the PubCo Series A Investor Warrant (without regard to any limitations on exercise, including without limitation, any applicable beneficial ownership limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of PubCo Ordinary Shares are to be determined for the grant, issue or sale of such Purchase Rights, subject to certain limitations.

Exclusive Forum Provisions

The PubCo A&R Articles contain an exclusive forum jurisdiction provision that provides that, unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the PubCo A&R Articles or otherwise related in any way to each shareholder’s shareholding in us, including but not limited to: (i) any derivative action or proceeding brought on behalf of PubCo, (ii) any action asserting a claim of breach of any fiduciary duty or other duty owed by any current or former director, officer or other employee of PubCo to PubCo or PubCo’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or the PubCo A&R Articles, or (iv) any action asserting a claim against us governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes.

The forum selection provision will not apply to any action or suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or for any claim in which the federal district courts of the United States of America are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

The PubCo A&R Articles further provide that, without prejudice to any other rights or remedies that PubCo may have, each of its shareholders acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly PubCo shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum.

AIR WATER EXECUTIVE COMPENSATION

Historical Executive Officer and Director Compensation

For the purposes of this subsection, “Air Water” refers to the businesses of Air Water Ventures Holdings Limited prior to the Business Combination. This section should be read in conjunction with PubCo and Air Water’s financial statements and related notes appearing elsewhere in this proxy statement/prospectus, along with the section entitled “Related Party Transactions — Air Water Relationships and Related Party Transactions.” Compensation information included in the following section is presented in U.S. dollars.

The amount of compensation paid, and benefits in kind granted, to Air Water’s executive officers for the year ended December 31, 2025 is described in the table below. We are providing disclosure on an aggregate basis, as disclosure of compensation on an individual basis is not required in Air Water’s home country and is not otherwise publicly disclosed by Air Water.

(U.S. dollars in thousands)	All executive officers
Base compensation(1)	$1,249,999.92
Additional benefit payments(2)	$62,166.05
Total cash compensation	$1,312,165.97

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(1)      Base compensation represents the actual salary amounts paid to executive officers in 2025.

(2)      Additional benefits include provision of medical insurance coverage under employer-sponsored benefit plans.

Director Remuneration

Air Water’s policy is to remunerate non-executive directors at market rates for comparable companies for time, commitment and responsibilities. Non-executive directors are normally remunerated by way of fees, in the form of cash, and may participate in share, performance rights and option schemes generally made in accordance with thresholds set in plans approved by shareholders if deemed appropriate. Non-executive directors are not provided with retirement benefits. Non-executive directors may also be remunerated for additional specialized services performed at the request of the Board and reimbursed for reasonable expenses incurred by directors on company business. Executive directors’ remuneration and other terms of employment are reviewed annually by Air Water’s Board of Directors.

RSU and PSU Award Grants

Pursuant to the terms of the BCA, Air Water will grant certain key executives, in connection with and in advance of the Business Combination, awards in the form of restricted share units in respect of Air Water Ordinary Shares (“Company RSUs”). At the time that the Company RSUs are granted, such Company RSUs will be unvested. Automatically pursuant to the terms of the BCA, at the time of the Closing, the Company RSUs shall be converted to awards in the form of restricted share units in respect of PubCo Ordinary Shares (“PubCo RSUs”).

As long as the Closing occurs prior to September 30, 2026, the PubCo RSUs will become fully vested upon the completion of the Closing. If the PubCo RSUs vest, the holder of such PubCo RSUs shall be entitled to PubCo Ordinary Shares, which will be delivered during calendar year 2026 following the expiration of any applicable lock-up period, but in all events no later than December 31, 2026.

The Company RSUs (or, after the Closing, the PubCo RSUs) shall entitle the holder to certain Company PSUs, which in turn entitles the applicable PSU Holder to a number of Earnout Shares, determined based on the pro-rata portion of Earnout Shares attributable to such PSU Holder’s Company RSUs, subject to achievement of the applicable Triggering Event, in all cases in accordance with the BCA.

Anticipated Additional Equity-Based Compensation

Air Water intends to adopt a new share incentive plan 2025 Equity Incentive Plan, in connection with the Business Combination, in respect of Air Water Ordinary Shares, and effective as of the Closing, the 2025 Equity Incentive Plan shall be converted into a share incentive plan in respect of PubCo Ordinary Shares, with the material terms described below. The 2025 Equity Incentive Plan will permit PubCo to grant equity-based incentive awards to attract, motivate and retain the talent for which it competes.

Types of Awards.    The 2025 Equity Incentive Plan will provide that awards may be made in any of the following forms to employees, non-employee directors and key advisors of PubCo: share options (including incentive share options (“ISOs”) and nonqualified share options); stock appreciation rights (“SARs”); share awards; share units; dividend equivalents; and other share-based awards to employees, non-employee directors, and consultants of Air Water or its subsidiaries.

Shares Subject to the 2025 Equity Incentive Plan.    Pursuant to the Business Combination Agreement, subject to adjustment as provided for in the 2025 Equity Incentive Plan, the 2025 Equity Incentive Plan will initially provide for an initial share reserve of PubCo Ordinary Shares for the issuance of awards under the 2025 Equity Incentive Plan, which, when aggregated with the share reserve of the ESPP (described below under the heading “— Anticipated Employee Share Purchase Plan — Shares Subject to the ESPP”), will equal to an amount no greater than 10.0% of PubCo’s issued share capital as of immediately after Closing, increased by the number of PubCo Ordinary Shares reasonably necessary to settle the PubCo RSUs and PubCo PSUs that are issued in the Business Combination in exchange for the Company RSUs and Company PSUs that are issued and outstanding as of immediately prior to the Second Merger Effective Time. Notwithstanding anything to the contrary in the 2025 Equity Incentive Plan, no more than the number of PubCo Ordinary Shares initially reserved under the 2025 Equity Incentive Plan may be issued pursuant to the exercise of ISOs under the 2025 Equity Incentive Plan.

PubCo Ordinary Shares issued or transferred under the 2025 Equity Incentive Plan may be authorized but unissued PubCo Ordinary Shares or reacquired PubCo Ordinary Shares, including shares purchased by PubCo on the open market for purposes of the 2025 Equity Incentive Plan. If and to the extent options or SARs granted under the 2025 Equity Incentive Plan, expire or are canceled, forfeited, exchanged or surrendered without having been exercised, or if any share awards, share units or other share-based awards are forfeited, terminated or otherwise not paid in full, the shares subject to such awards will again be available for purposes of the 2025 Equity Incentive Plan. If PubCo Ordinary Shares otherwise issuable under the 2025 Equity Incentive Plan are surrendered in payment of the exercise price of an option, then the number of PubCo Ordinary Shares available for issuance under the 2025 Equity Incentive Plan will be reduced only by the net number of shares actually issued by PubCo upon such exercise and not by the gross number of shares as to which such option is exercised. Upon the exercise of any SAR under the 2025 Equity Incentive Plan, the number of PubCo Ordinary Shares available for issuance under the 2025 Equity Incentive Plan will be reduced only by the net number of shares actually issued by PubCo upon such exercise. If PubCo Ordinary Shares otherwise issuable under the 2025 Equity Incentive Plan are withheld by PubCo in satisfaction of the withholding taxes incurred in connection with the issuance, vesting or exercise of any award or the issuance of PubCo Ordinary Shares thereunder, then the number of PubCo Ordinary Shares available for issuance under the 2025 Equity Incentive Plan will be reduced only by the net number of shares actually issued under such award, calculated after payment of such share withholding. To the extent any awards are paid in cash, and not in PubCo Ordinary Shares, any shares previously subject to such awards will again be available for issuance or transfer under the 2025 Equity Incentive Plan. For the avoidance of doubt, if shares are repurchased by PubCo on the open market with the proceeds of the exercise price of options, those shares may not again be made available for issuance under the 2025 Equity Incentive Plan.

The number of PubCo Ordinary Shares available under the 2025 Equity Incentive Plan will not be reduced by the PubCo Ordinary Shares that are issued or transferred under awards made pursuant to an assumption, substitution, or exchange for previously granted awards of a company that we acquired in a transaction. Additionally, subject to applicable stock exchange listing and Code requirements, shares or stock available under an acquired company’s stockholder approved plan, as adjusted, may be used by PubCo for grants of awards under the 2025 Equity Incentive Plan, and they will not reduce the PubCo Ordinary Shares reserve of the 2025 Equity Incentive Plan.

Administration

The 2025 Equity Incentive Plan will be administered by the Committee. The Committee can delegate authority to administer the 2025 Equity Incentive Plan to one or more subcommittees of the Committee, as it determines to be appropriate. In addition, subject to compliance with applicable laws and applicable stock exchange requirements, the Committee may delegate some or all of its authority to one or more officers of PubCo, with respect to grants of awards to employees or advisors and consultants who are not executive officers or directors subject to reporting obligations under Section 16 of the Exchange Act, and may revoke or amend any such delegation, in each case, as it determines to be appropriate.

The Committee will determine (i) the individuals who will receive awards under the 2025 Equity Incentive Plan; (ii) the type, size, terms and conditions of awards under the 2025 Equity Incentive Plan; (iii) when grants of awards will be made and the duration of any applicable exercise or restriction period, including the criteria for exercisability and the acceleration of exercisability; (iv) determine the amounts payable based on whether performance goals were met, with discretion to make adjustments to the amounts payable as the Committee deems appropriate and in PubCo’s best interests; (v) when to amend previously granted awards, subject to the limitations set forth in the 2025 Equity Incentive Plan; (vi) determine and adopt the terms and guidelines that apply to individuals living outside the U.S. who receive grants under the 2025 Equity Incentive Plan; and (vii) deal with any other matters arising under the 2025 Equity Incentive Plan.

The term “Committee” in this description of the 2025 Equity Incentive Plan will refer to the Committee, the Board, or any subcommittee, as applicable, that has authority with respect to a specific grant.

Non-Employee Director Limit

Subject to adjustment, as described below, the maximum aggregate grant date value of PubCo Ordinary Shares (as determined for financial reporting purposes) granted to any non-employee director in a calendar year, taken together with any cash fees earned by such non-employee director for services rendered as a non-employee director during the calendar year, cannot exceed $750,000 in total value.

Adjustments

If there is any change in the number or kind of PubCo Ordinary Shares outstanding because of (i) a dividend, spinoff, recapitalization, share split, or combination or exchange of shares; (ii) a merger, reorganization, or consolidation; (iii) a reclassification or change in par value of PubCo Ordinary Shares; or (iv) any other extraordinary or unusual event affecting the outstanding PubCo Ordinary Shares as a class without PubCo’s receipt of consideration, or if the value of outstanding PubCo Ordinary Shares is substantially reduced because of a spinoff or PubCo’s payment of an extraordinary dividend or distribution, the Committee will equitably adjust the following:

•        the maximum number and kind of PubCo Ordinary Shares available for issuance under the 2025 Equity Incentive Plan;

•        the maximum number and kind of PubCo Ordinary Shares that may be issued pursuant to incentive share options granted under the 2025 Equity Incentive Plan;

•        the number and kind of PubCo Ordinary Shares issued and to be issued under the 2025 Equity Incentive Plan;

•        the price per PubCo Ordinary Share or applicable market value of awards; and

•        exercise price of options, base amount of SARs, performance goals or other terms and conditions that the Committee deems appropriate, subject to the 2025 Equity Incentive Plan’s repricing restrictions.

The Committee will make adjustments to reflect changes in the number, kind, or value or PubCo Ordinary Shares issued to prevent, to the extent possible, the enlargement or dilution of rights and benefits under the 2025 Equity Incentive Plan and for any outstanding awards, in each case subject to and consistent with applicable law. The Committee will eliminate any fractional PubCo Ordinary Shares resulting from adjustment.

The Committee may also make adjustments to the terms and conditions of outstanding awards in recognition of unusual or nonrecurring events, including acquisitions and dispositions of business assets, which affect PubCo, its subsidiaries or business units, or any financial statements of PubCo or its subsidiaries, or in response to changes in applicable laws, regulations, or accounting principles. In the event of certain transactions that represent a change in control (as described below), the change in control provisions of the 2025 Equity Incentive Plan apply.

Lastly, the Committee will have sole discretion and authority to determine the adjustments to be made, and adjustments by the Committee are final, binding, and conclusive.

Eligibility

All employees and non-employee directors, and certain key advisors (including consultants and advisors of PubCo) that provide services to PubCo and its subsidiaries will be eligible to participate in the 2025 Equity Incentive Plan. The Committee will select which eligible services providers will receive grants of awards under the 2025 Equity Incentive Plan.

Vesting

The Committee will determine the vesting and exercisability terms of awards granted under the 2025 Equity Incentive Plan. The Committee may accelerate vesting of any award in its discretion.

Options

Under the 2025 Equity Incentive Plan, the Committee may grant incentive share options and nonqualified share options. Incentive share options may be granted to employees of PubCo or any subsidiary of PubCo, according to Section 424 of the Code. Nonqualified share options may be granted to employees, non-employee directors, and key advisors. The exercise price of an option granted under the 2025 Equity Incentive Plan will be determined by the Committee but cannot be less than the fair market value of a PubCo Ordinary Share on the date the option is granted. If an incentive share option is granted to a 10% shareholder, the exercise price cannot be less than 110% of the fair market value of a PubCo Ordinary Share on the date the option is granted.

The Committee will determine the term of an option, with a term limit of no more than 10 years from the date of grant. However, an incentive share option that is granted to a 10% shareholder, cannot have a term that exceeds five years from the date of grant.

Options will become exercisable according to the terms and conditions set by the Committee in the award agreement. The Committee may accelerate the exercisability of any outstanding options at any time and for any reason. The Committee will determine in the award agreement under what circumstances and during what time periods a participant may exercise an option after termination of employment or service. Any options granted to non-exempt employees cannot be exercisable for at least six months after the grant date, except as determined by the Committee.

A participant can exercise an option that has become exercisable by delivering a notice of exercise to PubCo. The exercise price for any option is generally payable in cash or check. In certain circumstances, as permitted by the Committee, the exercise price may be paid by the surrender of PubCo Ordinary Shares with an aggregate fair market value on the date the option is exercised equal to the exercise price; by payment through a broker in accordance with procedures established by the Federal Reserve Board; by withholding PubCo Ordinary Shares subject to the exercisable option that have a fair market value on the date of exercise equal to the aggregate exercise price; or by such other method as the Committee approves.

Share Awards

The Committee may grant share awards of PubCo Ordinary Shares to anyone eligible under the 2025 Equity Incentive Plan. Share awards may be subject to restrictions as the Committee determines. The restrictions, if any, may lapse over a specified period or based on the satisfaction of pre-established criteria, as determined by the Committee, including, but not limited to, restrictions based on the achievement of performance goals. The award agreement will set the period of time during which the share awards will be subject to restrictions, during which time a participant cannot sell, assign, transfer, pledge, or otherwise dispose of the share award, except as permitted by the Committee.

If a participant ceases to be employed by or provide services to PubCo during any restricted period, or if other specified conditions are not met, any unvested portion of the share award will be forfeited, unless the Committee determines otherwise.

Unless otherwise determined by the Committee, a participant will have the right to vote and the right to receive dividends or other distributions paid on the shares, subject to any restrictions, including the achievement of performance goals, that the Committee may determine.

Share Units

The Committee may grant share units to anyone eligible to participate in the 2025 Equity Incentive Plan. Share units represent hypothetical PubCo Ordinary Shares, and each represents a right that a participant has to receive a PubCo Ordinary Share or amount of cash based on the PubCo Ordinary Share’s value, if and when specified conditions are met.

Share units become payable if certain conditions or circumstances are met, including specified performance goals. The Committee may accelerate vesting or payment for any reason and at any time, provided that the acceleration complies with Section 409A of the Code. Payment for share units can be made in PubCo Ordinary Shares, cash, or any combination of the two as determined by the Committee. All unvested share units are forfeited if the participant’s employment or service is terminated for any reason, unless the Committee determines otherwise.

Share Appreciation Rights

The Committee may grant SARs to anyone eligible for the 2025 Equity Incentive Plan separately or in tandem with any option. Tandem SARs for non-qualified share options may be granted at the time an option is granted or while an option is outstanding. In the case of incentive share options, SARs may only be granted at the time the incentive share option is granted. The Committee will establish the base amount of the SAR at the time the SAR is granted, which will be equal to or greater than the fair market value of a PubCo Ordinary Shares as of the date of grant, as well as the vesting and other restrictions applicable to the exercisability of a SAR.

If a SAR is granted in tandem with an option, the number of SARs that are exercisable during a specified period will not exceed the number of PubCo Ordinary Shares that the participant may purchase upon exercising the related option during such period. Upon exercising the related option, the related SARs will terminate, and upon the exercise of a SAR, the related option will terminate to the extent of an equal number of PubCo Ordinary Shares. Generally, SARs may only be exercised while the participant is employed by, or providing services to, PubCo or during an applicable period following termination. If a SAR is granted to a non-exempt employee, it may not be exercisable for at least six months after the date of grant.

When a participant exercises a SAR, the participant will receive the excess of the fair market value of the underlying PubCo Ordinary Share over the base amount of the SAR. The appreciation of a SAR will be paid in PubCo Ordinary Shares, cash or both.

The term of any SAR cannot exceed 10 years from the date of grant. In the event that on the last day of the term of a SAR, the exercise is prohibited by applicable law, including a prohibition on purchases or sales of PubCo Ordinary Shares under our insider trading policy, the term of the SAR will be extended for a period of 30 days following the end of the legal prohibition, unless the Committee determines otherwise and to the extent consistent with Section 409A of the Code.

Other Share-Based Awards

The Committee may grant other share-based awards that are based on or measured by PubCo Ordinary Shares to anyone who is eligible to participate in the 2025 Equity Incentive Plan, subject to terms and conditions set by the Committee. Other share-based awards may be subject to the achievement of performance goals or criteria, and may be payable in cash, PubCo Ordinary Shares, or a combination of the two, as determined by the Committee.

Prohibition on Repricing

Except in connection with a corporate transaction involving PubCo, the Committee may not (i) amend the terms of any outstanding share options or SARs to reduce the exercise price or base price, as applicable; (ii) cancel outstanding share options or SARs in exchange for share options or SARs with an exercise price or base price that is lower than the exercise price or base price of the original option or SAR; or (iii) cancel outstanding share options or SARs with an exercise price or base price, as applicable, above the current share price in exchange for cash or other securities.

Change in Control

If there is a change in control where PubCo is not the surviving corporation (or survives only as a subsidiary of another corporation), unless the Committee determines otherwise, all outstanding grants that are not exercised, unvested or paid at the time of the change in control will be assumed by or replaced with grants (with respect to cash, securities or a combination thereof) that have comparable terms by the surviving corporation (or a parent or subsidiary of the surviving corporation).

Unless the Committee or applicable award agreement provides otherwise, if a participant’s employment or service to PubCo is terminated without cause (as defined in the 2025 Equity Incentive Plan) upon or within 12 months following a change in control, the participant’s awards become fully vested as of the date of such termination. For awards that become vested based, in whole or in part, on performance, the applicable award agreement must specify how to calculate the portion of such grant that becomes vested.

If there is a change in control and all outstanding grants are not assumed by or replaced with grants that have comparable terms by the surviving company, then the Committee may (but is not required to) adjust the terms and conditions of outstanding awards, including, without limitation, taking any of the following actions (or combination thereof) without the consent of any participant:

•        determine that outstanding options and SARs will automatically accelerate and become fully exercisable and the restrictions and conditions on outstanding share awards, share units, other share-based awards, and dividend equivalents immediately lapse;

•        determine that participants will receive payment, in an amount and form determined by the Committee, in settlement of outstanding share units, other share-based awards, or dividend equivalents;

•        require that participants surrender their outstanding share options and SARs in exchange for a payment by PubCo, in cash or PubCo Ordinary Shares, equal to the difference between the exercise price and the fair market value of the underlying PubCo Ordinary Shares; provided, however, if the per share fair market value of PubCo Ordinary Shares does not exceed the per share option exercise price or SAR base amount, as applicable, there will be no requirement that the Committee make any payment to the participant upon surrender of the share option or SAR; or

•        after giving participants an opportunity to exercise all of their outstanding share options and SARs, terminate any unexercised share options and SARs on the date determined by the Committee.

In general terms, a change in control under the 2025 Equity Incentive Plan occurs if:

•        the consummation of a transaction where a person, entity or affiliated group, with certain exceptions, acquires more than 50% of our then-outstanding voting securities;

•        PubCo merges into another entity unless the holders of PubCo voting shares immediately prior to the merger has at least 50% of the combined voting power of the securities in the merged entity or its parent;

•        PubCo merges into another entity and the members of the Board prior to the merger would not constitute a majority of the board of the merged entity or its parent;

•        a majority of the members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the incumbent directors; or

•        PubCo consummates a complete liquidation or dissolution.

Deferrals

The Committee may permit or require participants to defer receipt of the payment of cash or the delivery of PubCo Ordinary Shares that would otherwise be due to the participant in connection with a grant under the 2025 Equity Incentive Plan. The Committee will establish the rules and procedures applicable to any such deferrals, consistent with the requirements of Section 409A of the Code.

Valuation

The fair market value per PubCo Ordinary Share on any relevant date under the 2025 Equity Incentive Plan will be equal to the closing sale price per PubCo Ordinary Share during regular hours trading on the relevant date on Nasdaq (or any other national securities exchange on which PubCo Ordinary Share is at the time primarily traded). If there is no closing sale price per PubCo Ordinary Share on the date in question, then the fair market value shall be the last reported sale price during regular trading hours on the last preceding date for which a sale was reported.

Withholding

All awards under the 2025 Equity Incentive Plan are subject to applicable U.S. federal (including FICA), state and local, foreign or other tax withholding requirements. PubCo may require participants or other persons receiving or exercising awards to pay an amount sufficient to satisfy such tax withholding requirements with respect to such awards, or deductions may be made from other wages and compensation paid by PubCo the amount of any withholding taxes due with respect to such grant. PubCo may also take any other actions that the Committee deems advisable to enable PubCo to satisfy its withholding tax and other tax obligations with respect to any award made under the 2025 Equity Incentive Plan.

The Committee may permit or require that PubCo’s tax withholding obligation with respect to awards paid in PubCo Ordinary Shares be paid by having PubCo Ordinary Shares withheld up to an amount that does not exceed the participant’s minimum applicable withholding tax rate for U.S. federal (including FICA), state and local tax liabilities, or as otherwise determined by the Committee. In addition, the Committee may, in its discretion, and subject to such rules as the Committee may adopt, allow participants to elect to have such share withholding applied to all or a portion of the tax withholding obligation arising in connection with any particular grant.

Transferability

Except as permitted by the Committee with respect to non-qualified share options, only a participant may exercise rights under a grant during the participant’s lifetime. A participant cannot transfer those rights except by will or by the laws of descent and distribution or, with respect to awards other than incentive share options, pursuant to a domestic relations order. Upon death, the personal representative or other person entitled to succeed to the rights of the participant may exercise such rights. The Committee may provide in an award agreement that a participant may transfer non-qualified share options and share awards to family members, or one or more trusts or other entities for the benefit of or owned by family members, consistent with applicable securities laws.

Amendment; Termination

The Board may amend or terminate the 2025 Equity Incentive Plan at any time, except that the Board must receive shareholder approval to do so if required to comply with applicable law or applicable stock exchange requirements.

The 2025 Equity Incentive Plan will terminate on the day immediately preceding the 10th anniversary of its Effective Date, unless terminated earlier by the Board or unless the Board extends, and if required by applicable law or applicable stock exchange requirements, shareholders approve the extension of, the term of the 2025 Equity Incentive Plan.

If a termination or amendment occurs after an award is made, it will not materially impair the rights of a participant with respect to the award, unless the participant consents or the Committee acts in compliance with applicable law or other exceptions set forth in the 2025 Equity Incentive Plan.

Establishment of Sub-Plans

The Board may from time to time establish one or more sub-plans under the 2025 Equity Incentive Plan to satisfy applicable blue sky, securities or tax laws of various jurisdiction. The Board will establish sub-plans by setting forth any additional terms and conditions not otherwise inconsistent with the 2025 Equity Incentive Plan.

Clawback

All grants of awards under the 2025 Equity Incentive Plan will be subject to any applicable clawback or recoupment policies, share trading policies, and other policies that the Board or Committee may implement or approve at any time. PubCo may offset any payments due under the 2025 Equity Incentive Plan to a participant where repayment is required by an applicable clawback or recoupment policy, subject to applicable law.

Subject to applicable law, the Committee may provide in any award agreement that if a participant breaches any restrictive covenant obligation or agreement between the participant and PubCo, or otherwise engages in activities that constitute cause (as defined in the 2025 Equity Incentive Plan) either while employed by, or providing services to, us or within a specified period thereafter, all awards held by the participant will terminate, and PubCo may rescind any exercise of an option or SAR and the vesting of any other award and delivery of PubCo Ordinary Shares upon such exercise or vesting, as applicable on such terms as the Committee will determine. Payment by the participant will be made in such manner and on such terms and conditions as may be required by the Committee. PubCo will be entitled to set off against the amount of any such payment any amounts that it otherwise owes to the participant, to the extent permitted by applicable law.

Anticipated Employee Share Purchase Plan

PubCo intends to adopt a new employee share purchase plan (the “ESPP”), in connection with the consummation of the Business Combination. The ESPP is comprised of two distinct components: (1) the component intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”) and (2) the component not intended to be tax qualified under Section 423 of the Code to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with non U.S. law and other considerations (the “Non Section 423 Component”).

Shares Subject to the ESPP.    Pursuant to the Business Combination Agreement, subject to adjustment as provided for in the ESPP, the ESPP will initially provide for an initial share reserve of PubCo Ordinary Shares available for sale under the ESPP, which, when aggregated with the share reserve of the 2025 Equity Incentive Plan (described above under the heading “— Anticipated Additional Equity-Based Compensation — Shares Subject to the 2025 Equity Incentive Plan”), will equal to an amount no greater than 10.0% of PubCo’s issued share capital as of immediately after Closing, increased by the number of PubCo Ordinary Shares reasonably necessary to settle the PubCo RSUs and PubCo PSUs issued in the Business Combination in exchange for the Company RSUs and Company PSUs that are issued and outstanding as of immediately prior to the Second Merger Effective Time.

ESPP Administration.    Unless otherwise determined by the PubCo Board, the Compensation Committee will administer the ESPP (the “administrator”) and will have the authority to interpret the terms of the ESPP and determine eligibility under the ESPP, to impose a mandatory holding period under which employees may not dispose or transfer shares under the ESPP, prescribe, revoke and amend forms, rules and procedures relating to the ESPP, to amend, suspend or terminate the ESPP and otherwise exercise such powers and to perform such acts as the administrator deems necessary or expedient to promote the best interests of PubCo and its subsidiaries and to carry out the intent that the ESPP be treated as an “employee share purchase plan” within the meaning of Section 423 of the Code for the Section 423 Component. The administrator may adopt sub-plans applicable to designated subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code.

Eligibility.    Participation in the Section 423 Component may be limited in the terms of any offering to employees of PubCo and any of its designated subsidiaries (a) who customarily work 20 hours or more per week, (b) whose customary employment is for more than five months per calendar year and (c) who satisfy the procedural enrollment and other requirements set forth in the ESPP. Under the Section 423 Component, designated subsidiaries include any subsidiary (within the meaning of Section 424(f) of the Code) of PubCo that has been designated by the PubCo Board or the Compensation Committee as eligible to participate in the ESPP (and if an entity does not so qualify within the meaning of Section 424(f) of the Code, it shall automatically be deemed to be a designated subsidiary in the Non-Section 423 Component). In addition, with respect to the Non-Section 423 Component, designated subsidiaries may include any corporate or noncorporate entity in which PubCo has a direct or indirect equity interest or significant business relationship. Under the Section 423 Component, no employee may be granted a purchase right if, immediately after the purchase right is granted, the employee would own (or, under applicable statutory attribution rules, would be deemed to own) shares possessing 5% or more of the total combined voting power or value of all classes of shares of PubCo or any of its subsidiaries. In addition, in order to facilitate participation in the ESPP, the Compensation Committee may provide for such special terms applicable to participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by a designated subsidiary outside of the United States, as the Compensation Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to eligible employees who are residents of the United States.

Offering Periods.    The ESPP provides for offering periods, not to exceed 27 months each, during which we will grant rights to purchase PubCo Ordinary Shares to our eligible employees. The timing of the offering periods will be determined by the administrator and the terms and conditions applicable to each offering period will be set forth in an offering document adopted by the administrator for the particular offering period. The provisions of offerings during separate offering periods under the ESPP need not be identical. Unless otherwise determined by the plan administrator, the default purchase periods under the ESPP will be successive six (6) month periods with the first commencing on January 1 and ending on June 30 and the second beginning on July 1 and ending on December 31 of each calendar year.

Contributions.    The ESPP will permit participants to purchase PubCo Ordinary Shares through contributions (in the form of payroll deductions, or otherwise, to the extent permitted by the administrator). The percentage of compensation designated by an eligible employee as payroll deductions for participation in an offering may be based on a percentage of base compensation (in which case such percentage shall not be less than 1% and may not be more than the maximum percentage specified by the administrator in the applicable offering document (which maximum percentage will be 10% in the absence of any such specification)) or can be a flat dollar amount (not less than $5 or more than $25,000). A participant may decrease the percentage of compensation designated in his or her subscription agreement, or may suspend his or her payroll deductions, at any time during an offering period; however, the administrator may limit the number of changes a participant may make in the applicable offering document. In the absence of any specific designation by the administrator, a participant may decrease (but not increase) his or her payroll deduction elections one time during each offering period.

Exercise of Purchase Right.    Amounts contributed and accumulated by the participant will be used to purchase PubCo Ordinary Shares at the end of each offering period. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of PubCo Ordinary Shares on (i) the first trading day of the offering period or (ii) the last trading day of the offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase PubCo Ordinary Shares. Participation ends automatically upon termination of employment with PubCo and its affiliates.

Non-Transferability.    A participant may not transfer contributions credited to his or her account nor any rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

Amendment and Termination.    The administrator will have the authority to amend, suspend or terminate the ESPP, subject to the exceptions set forth in the ESPP. The ESPP is not subject to a specific termination date.

Adjustments; Corporate Transactions.    In the event of certain transactions or events such as a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of PubCo’s assets, or a dissolution or liquidation of PubCo, the administrator may, in its discretion, provide that (i) each outstanding purchase right will terminate as of a date prior to the effective date of the applicable transaction and all payroll deductions of each participant accumulated for the then-ongoing offering period shall be refunded to the applicable participant; (ii) a purchase date will automatically occur on a date prior to the effective date of the applicable transaction, and each purchase right then-outstanding will be exercised; (iii) each outstanding purchase right will be assumed or an equivalent right will be substituted by the successor corporation (or parent or subsidiary thereof); or (iv) provide than no new offering period shall be initiated following the announcement of the applicable corporate transaction.

COMPARISON OF SHAREHOLDER RIGHTS

In connection with the Business Combination, Inflection Point Shareholders will become shareholders of PubCo and their rights will be governed by the laws of the Cayman Islands and the PubCo A&R Articles. Currently, the rights of Inflection Point Shareholders are governed by the laws of the Cayman Islands and its Amended and Restated Memorandum and Articles of Association, as amended and restated on April 24, 2025 (the “Inflection Point Organizational Documents”). For a summary of PubCo A&R Articles, see “Description of PubCo Securities” in this proxy statement/prospectus and the full text of the PubCo A&R Articles attached to this proxy statement/prospectus as Annex C.

The following table sets forth a summary of the principal changes proposed to be made between the Inflection Point Organizational Documents and the PubCo A&R Articles. The following summaries are qualified by reference to the complete text of the Inflection Point Organizational Documents and the PubCo A&R Articles, a copy of which is attached to this proxy statement/prospectus as Annex C. All Inflection Point Shareholders are encouraged to read the PubCo A&R Articles in its entirety for a more complete description of their terms.

Rights of Inflection Point Shareholders (a Cayman Islands exempted company)	Rights of PubCo Shareholders (a Cayman Islands Exempted Company)
Authorized Capital

The authorized share capital of Inflection Point under the Inflection Point Organizational Documents is US$55,500 divided into 555,000,000 shares, consisting of 500,000,000 Class A ordinary shares of a par value of US$0.0001 each, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

Subject to applicable law, the terms of the Inflection Point Organizational Documents and the rules of the applicable stock exchange and/or regulatory authority, the directors of Inflection Point are authorized to issue shares in one or more series without shareholder approval.

PubCo’s authorized share capital will be US$50,000 divided into 499,870,000 ordinary shares of US$0.0001 par value each and 130,000 series A redeemable preference shares of US$0.0001 par value each.

Subject to applicable law, the terms of the PubCo A&R Articles and the rules of the applicable stock exchange and/or regulatory authority, the board of directors of PubCo is authorized to issue shares in one or more series without shareholder approval.

Rights of Shares

If at any time the share capital of Inflection Point is divided into different classes of shares then, unless the terms on which a class of shares was issued state otherwise, the rights attaching to a class of shares may only be varied if one of the following applies: (a) the shareholders holding not less than two-thirds of the issued shares of that class consent in writing to the variation; or (b) the variation is made with the sanction of a special resolution passed by a majority of at least two-thirds of the votes cast at a separate general meeting of the shareholders holding the issued shares of that class.

If the share capital of PubCo is divided into different classes of shares then, unless the terms on which a class of shares was issued state otherwise, the rights attaching to a class of shares may only be varied if one of the following applies: (a) the shareholders holding not less than two-thirds of the issued shares of that class consent in writing to the variation; or (b) the variation is made with the sanction of a special resolution passed by a majority of at least two-thirds of the votes cast at a separate general meeting of the shareholders holding the issued shares of that class.

Holders of shares in the capital of PubCo will not have cumulative voting rights.

Rights of Inflection Point Shareholders (a Cayman Islands exempted company)	Rights of PubCo Shareholders (a Cayman Islands Exempted Company)
Dividends

Subject to any rights and restrictions for the time being attached to any shares, or as otherwise provided for in the Companies Act and the Inflection Point Organizational Documents, the Inflection Point directors may resolve to pay interim dividends or recommend final dividends if it appears to them that they are justified by the financial position of Inflection Point and that such dividends may lawfully be paid.

Prior to the consummation of Inflection Point’s initial business combination, no dividend or other distribution will be payable in respect of the Public Shares from the assets held outside of the Trust Account and no additional sums can be deposited into the Trust Account following the consummation of the IPO, in each case, unless approved by a special resolution passed by a majority of at least two-thirds of the votes cast at a general meeting of the holders of the Inflection Point Class B Ordinary Shares.

Subject to any rights and restrictions for the time being attached to any shares, or as otherwise provided for in the Companies Act and the PubCo A&R Articles, the Company directors may resolve to pay interim dividends or recommend final dividends if it appears to them that they are justified by the financial position of PubCo and that such dividends may lawfully be paid.

Any available reserves which PubCo may determine to distribute in respect of any financial year will be distributed among the holders of the PubCo Ordinary Shares and PubCo Series A Preferred Shares as follows:

(i)     first to pay each holder of PubCo Series A Preferred Shares in respect of each PubCo Series A Preferred Share held a sum equal to any unpaid Arrears (as defined in the PubCo A&R Articles) in respect of any preference dividend on such PubCo Series A Preferred Share; and

(ii)    second to apply the balance amongst the holders of the PubCo Ordinary Shares and PubCo Series A Preferred Shares on a pro rata basis (counted on an as-converted basis in accordance with the PubCo A&R Articles).

Number and Qualification of Directors

The minimum number of directors of Inflection Point is one and Inflection Point may, by ordinary resolution, increase or reduce the limits in the number of directors of Inflection Point.

Inflection Point directors are not required to hold any Inflection Point Shares, unless and until determined otherwise by Inflection Point in general meeting.

The Inflection Point directors are divided into three (3) classes designated as Class I, Class II and Class III, respectively. At the first annual general meeting of Inflection Point, the term of office of the Class I directors expires and the Class I directors shall be elected for a full term of three (3) years. At the second annual general meeting of Inflection Point, the term of office of the Class II directors expires and the Class II directors shall be elected for a full term of three (3) years. At the third annual general meeting of Inflection Point, the term of office of the Class III directors expires and the Class III directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting of Inflection Point, the directors shall be elected for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing, each director shall hold office until the expiration of his term, until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal.

The minimum number of directors of PubCo shall be one and the maximum number shall be six. There is no age limit for directors save that they must be aged at least 18 years.

Directors of PubCo will not be required to hold any shares in PubCo unless determined otherwise by an ordinary resolution of PubCo’s shareholders.

Rights of Inflection Point Shareholders (a Cayman Islands exempted company)	Rights of PubCo Shareholders (a Cayman Islands Exempted Company)
Appointment/Removal of Directors; Vacancies

A director may be appointed or removed by ordinary resolution of the Inflection Point Shareholders, or by the directors of Inflection Point. Any appointment by the directors of Inflection Point may be to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Inflection Point Organizational Documents as the maximum number of directors.

A director may be appointed or removed by ordinary resolution of the shareholders of PubCo, and may be appointed by the directors of PubCo. Any appointment may be to fill a vacancy or as an additional director.

A director may be removed by ordinary resolution of the shareholders of PubCo.

The office of any director of Inflection Point shall be vacated if:

(a)     the director gives notice in writing to Inflection Point that he resigns the office of director;

(b)    the director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of directors without special leave of absence from the directors, and the directors pass a resolution that he has by reason of such absence vacated office; or

(c)     the director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)    the director is found to be or becomes of unsound mind; or

(e)     all of the other directors (being not less than two in number) determine that he should be removed as a director for cause (and not otherwise), either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the Inflection Point Organizational Documents or by a resolution in writing signed by all of the other directors.

The office of any director of PubCo shall be vacated if:

(i)     such director gives notice in writing to the PubCo that he resigns the office of director;

(ii)    such director is prohibited by the law of the Cayman Islands from acting as a director;

(iii)   such director is made bankrupt or makes an arrangement or composition with their creditors generally;

(iv)   such director only held office as a director for a fixed term and such term expires;

(v)    in the opinion of a registered medical practitioner by whom such director is being treated, such director becomes physically or mentally incapable of acting as a director;

(vi)   such director is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(vii)  such director is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(viii) without the consent of the other directors, such director is absent from meetings of directors for a continuous period of six months.

Rights of Inflection Point Shareholders (a Cayman Islands exempted company)	Rights of PubCo Shareholders (a Cayman Islands Exempted Company)
Limited Liability, and Indemnification, of Directors and Officers

The Inflection Point Organizational Documents provide that, to the extent permitted by applicable law, Inflection Point shall indemnify every existing and former director and officer of Inflection Point against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default.

To the extent permitted by the Companies Act, Inflection Point may advance to any existing or former director and officer of Inflection Point reasonable attorneys’ fees and other costs and expenses incurred in connection with the defense of any action, suit, proceeding or investigation involving such person for which indemnity will or could be sought, and such person shall be required to repay the advanced amount to Inflection Point if it shall be determined by final judgment or other final adjudication that such person was not entitled to indemnification pursuant to the Inflection Point Organizational Documents.

The PubCo A&R Articles provide that, to the extent permitted by applicable law, PubCo shall indemnify each existing or former director (including alternate director), secretary and other officer of PubCo (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(i)      all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of PubCo’s business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(ii)    without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning PubCo or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of their own actual fraud, wilful default or wilful neglect.

To the extent permitted by the Companies Act, PubCo may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of PubCo in respect of any matter identified pursuant to the foregoing provisions on condition that the director (including alternate director), secretary or officer must repay the amount paid by PubCo to the extent that it is ultimately found not liable to indemnify the director (including alternate director), secretary or officer for those legal costs.

Quorum and Action

Board of Directors:    The quorum for the transaction of the business of the Inflection Point directors shall be two unless the directors fix some other number.

Shareholders:    A quorum shall exist if the holders of one-third of the Inflection Point Ordinary Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy is present.

Board of Directors:    The quorum for the transaction of the business of the PubCo directors shall be two unless the directors fix some other number.

Shareholders:    The quorum consists of: (i) if PubCo has only one shareholder, that shareholder; or (ii) if PubCo has more than one shareholder, one or more shareholders holding shares that represent not less than one-third of the issued and outstanding shares carrying the right to vote at such general meeting, being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative of proxy is present.

Rights of Inflection Point Shareholders (a Cayman Islands exempted company)	Rights of PubCo Shareholders (a Cayman Islands Exempted Company)
Shareholder Meetings; Notice of Shareholder Meetings

The directors, the chief executive officer or the chairman of the board of directors of Inflection Point may call general meetings.

At least five clear days’ notice must be given of any general meeting of Inflection Point. But a meeting may be convened on shorter notice if it is so agreed (i) in the case of an annual general meeting, by all of the Inflection Point Shareholders entitled to attend and vote thereat and (ii) in the case of an extraordinary general meeting, by a majority in number of the Inflection Point Shareholders having a right to attend and vote at the meeting, together holding not less than 95% in par value of the Inflection Point Ordinary Shares giving that right.

General meetings may be called by:

(i)     the PubCo directors at any time; or

(ii)    any shareholder or shareholders entitled to attend and vote at general meetings of the Company holding at least 10% of the rights to vote at a general meeting.

At least five clear days’ notice must be given of any general meeting of the Company. But a meeting may be convened on shorter notice with the consent of the shareholder or the shareholders who, individually or collectively, hold at least 75% of the voting rights of all those who have a right to vote at that meeting.

Protective Provisions
N/A.

For as long as the Inflection Point Entities (as defined in the PubCo A& Articles) hold at least 20% of the PubCo Series A Preferred Shares on issue, Series A Majority Consent, which requires the holders of more than 50%, by number, of the PubCo Series A Preferred Shares in issue from time to time, is required to:

(i)    liquidate, dissolve or wind-up the affairs of PubCo

(ii)    amend, alter or repeal the PubCo A&R Articles in a manner that materially and adversely affects the powers, preferences or rights attaching to the PubCo Series A Preferred Shares;

(iii)    create any equity security, authorize the creation of any equity security, classify any equity security, reclassify any equity security, or issue any other security convertible into or exercisable for any equity security, unless such security ranks junior to the PubCo Series A Preferred Shares with respect to its rights, preferences and privileges (including rights to receive dividends and participate in distributions or payments upon liquidation, dissolution or winding up);

(iv)    increase the authorized share capital of the PubCo Series A Preferred Shares;

(v)    purchase or redeem or pay any cash dividend on any share ranking junior to the PubCo Series A Preferred Shares (with respect to rights to receive dividends and participate in distributions or payments upon liquidation, dissolution or winding up), except for shares in the capital of PubCo being repurchased by PubCo at cost from employees in connection with the cessation of their service or pursuant to the terms of any equity incentive plan adopted by PubCo;

Rights of Inflection Point Shareholders (a Cayman Islands exempted company)	Rights of PubCo Shareholders (a Cayman Islands Exempted Company)

(vi)   enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under an incentive plan, equity plan or equity-based compensation plan adopted by PubCo, or with respect to employment, consulting or award agreements with respect to executive officers or directors of PubCo, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of PubCo; or

(vii)  incur or guarantee any new indebtedness other than equipment leases or trade payables incurred in the ordinary course of business.

Anti-Takeover Provisions

The Inflection Point Organizational Documents provide that the board of directors will be classified into three classes of directors. As a result, in most circumstances, a person can gain control of the Inflection Point board only by successfully engaging in a proxy contest at two or more annual general meetings.

Subject to the Inflection Point Organizational Documents, the Inflection Point authorized but unissued Public Shares and preference shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Public Shares and preference shares could render more difficult or discourage an attempt to obtain control of Inflection Point by means of a proxy contest, tender offer, merger or otherwise.

Some provisions of the PubCo A&R Articles may discourage, delay or prevent a change of control of the Company or management that shareholders may consider favorable, including provisions that restrict the requisition of general meetings by shareholders holding less than 10% of the rights to vote at a general meeting.

Amendments to Governing Documents

Pursuant to the Companies Act and the Inflection Point Organizational Documents, Inflection Point may by a special resolution passed by a majority of at least two-thirds of the votes cast at a general meeting of the holders of the Inflection Point Ordinary Shares alter or amend the Inflection Point Organizational Documents in whole or in part, except that any proposal to amend the article in the Inflection Point Organizational Documents regarding the transfer by way of continuation of Inflection Point to a jurisdiction outside the Cayman Islands prior to an initial business combination will require a special resolution passed by at least 90% of the Inflection Point Shareholders voting in person or, where proxies are allowed, by proxy at a general meeting of the company.

Pursuant to the Companies Act and the PubCo A&R Articles, PubCo may by special resolution (which has the meaning given to the term in the Companies Act) alter or amend the articles of association in whole or in part; provided that any amendment, alteration or repeal of the PubCo A&R Articles that materially and adversely affects the powers, preferences or rights attaching to the PubCo Series A Preferred Shares shall also require the consent of the holders of more than 50%, by number, of the PubCo Series A Preferred Shares in issue from time to time.

Rights of Inflection Point Shareholders (a Cayman Islands exempted company)	Rights of PubCo Shareholders (a Cayman Islands Exempted Company)
Liquidation

If Inflection Point is wound up, the Inflection Point Shareholders may, subject to the Inflection Point Organizational Documents and any other approval required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following: (i) to divide in specie among the Inflection Point Shareholders the whole or any part of the assets of Inflection Point and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Inflection Point Shareholders or different classes of Inflection Point Shareholders; (ii) to vest the whole or any part of the assets in trustees for the benefit of Inflection Point Shareholders and those liable to contribute to the winding up.

If the Company is wound up, the shareholders may, subject to the PubCo A&R Articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following: (i) to divide in specie among the shareholders the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; (ii) to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

CAYMAN ISLANDS EXEMPTED COMPANY CONSIDERATIONS

Special Considerations for Exempted Companies

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        annual reporting requirements are minimal and consist mainly of a statement that the company has conducted its operations mainly outside of the Cayman Islands and has complied with the provisions of the Companies Act;

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue shares with no par value;

•        an exempted company may obtain an undertaking against the imposition of any future taxation in the Cayman Islands (such undertakings are usually given for 20 or 30 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members

Under the Companies Act, PubCo must keep a register of members containing the following information:

•        the names and addresses of the members of the company, a statement of the shares held by each member, which:

•        distinguishes each share by its number (so long as the share has a number);

•        confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

•        confirms the number and category of shares held by each member; and

•        confirms whether each relevant category of shares held by a member carries voting rights under the PubCo A&R Articles, and if so, whether such voting rights are conditional;

•        the date on which the name of any person was entered on the register as a member; and

•        the date on which any person ceased to be a member.

For these purposes, “voting rights” means rights conferred on shareholders, including the right to appoint or remove directors, in respect of their shares to vote at general meetings of the company on all or substantially all matters. A voting right is conditional where the voting right arises only in certain circumstances.

Under Cayman Islands law, the register of members of an exempted company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of the Business Combination, PubCo’s register of members will be immediately updated to reflect the issue of PubCo Ordinary Shares and PubCo Series A Preferred Shares. Once PubCo’s register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the PubCo Ordinary Shares and PubCo Series A Preferred Shares set against their name. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by an exempted company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of the PubCo Ordinary Shares or PubCo Series A Preferred Shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Enforcement of Civil Liabilities

The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

We have been advised by Ogier (Cayman) LLP, our Cayman Islands legal counsel, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce against us judgments of courts of the United States obtained against us or our directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States; or (ii) in original actions brought in the Cayman Islands, impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment: (i) must be final and conclusive, (ii) must be given by a foreign court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and (iii) must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Anti-Money Laundering, Counter Terrorist Financing, Prevention of Proliferation Financing and Financial Sanctions Compliance — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering and terrorist financing, PubCo is required to adopt and maintain anti-money laundering procedures, and will require current or prospective shareholders to provide evidence to verify their identity, address and source of funds. Where permitted, and subject to certain conditions, PubCo may also delegate the maintenance of its anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

PubCo reserves the right to request such information and evidence as is necessary to verify the identity, address and source of funds of a current or prospective shareholder.

In the event of delay or failure on the part of the prospective shareholder in producing any information or evidence required for verification purposes, PubCo may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited. PubCo will not be liable for any loss suffered by a prospective shareholder arising as a result of a refusal of, or delay in processing, an application from a prospective shareholder if such information and documentation requested has not been provided by the prospective shareholder in a timely manner.

PubCo also reserves the right to refuse to make any distribution payment to a shareholder if our directors or officers suspect or are advised that the payment of such distribution to such shareholder might result in a breach of applicable anti-money laundering, counter-terrorist financing, prevention of proliferation financing and financial sanctions or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting, that another person is engaged in criminal conduct, is involved with terrorism or terrorist property or proliferation financing or is the business combination partner of a financial sanction and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands if the disclosure relates to criminal conduct, money laundering or proliferation financing or is the business combination partner of a financial sanction; or (ii) the Financial Reporting Authority or a police officer of the rank of constable or higher if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report will not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

By applying for shares, the prospective shareholder consents to the disclosure of any information about them to regulators and others upon request in connection with money laundering, terrorist financing and similar matters both in the Cayman Islands and in other jurisdictions.

Should a shareholder or its duly authorized delegates or agents be, or become (or is believed by PubCo or its affiliates (“Agents”) to be or become) at any time while it owns or holds an interest in PubCo, (a) an individual or entity named on any sanctions list maintained by the United Kingdom (including as extended to the Cayman Islands by Orders in Council) or the Cayman Islands or any similar list maintained under applicable law or is otherwise subject to applicable sanctions in the Cayman Islands (a “Sanctions Subject”) or (b) an entity owned or controlled directly or indirectly by a Sanctions Subject, as determined by PubCo in its sole discretion, then (i) PubCo or its Agents may immediately and without notice to the shareholder cease any further dealings with the shareholder or freeze any dealings with the interests or accounts of the shareholder (e.g., by prohibiting payments by or to the shareholder or restricting or suspending dealings with the interests or accounts) or freeze the assets of PubCo (including interests or accounts of other shareholders who are not Sanctions Subjects), until the relevant person ceases to be a Sanctions Subject or a license is obtained under applicable law to continue such dealings (a “Sanctioned Persons Event”), (ii) PubCo and its Agents may be required to report such action or failure to comply with information requests and to disclose the shareholder’s identity (and/or the identity of the shareholder’s beneficial owners and control persons) to the Cayman Islands Monetary Authority, the Cayman Islands Financial Reporting Authority, or other applicable governmental or regulatory authorities (without notifying the shareholder that such information has been so provided) and (iii) PubCo and its Agents have no liability whatsoever for any liabilities, costs, expenses, damages and/or losses (including but not limited to any direct, indirect or consequential losses, loss of profit, loss of revenue, loss of reputation and all interest, penalties and legal costs and all other professional costs and expenses) incurred by the shareholder as a result of a Sanctioned Persons Event.

Economic Substance — Cayman Islands

The International Tax Co-operation (Economic Substance) Act (Revised) (the “Economic Substance Act”) came into force in the Cayman Islands in January 2019, introducing certain economic substance and related reporting requirements for in-scope Cayman Islands entities which are engaged in certain geographically mobile business activities (“relevant activities”). As PubCo is a Cayman Islands exempted company, compliance obligations under the Economic Substance Act include filing annual notifications (and, if required, returns) with the Cayman Islands Tax Information Authority, in which we will need to report, among other things, whether we are carrying out any relevant activities and if so, whether we have satisfied the applicable economic substance test (under the Economic Substance Act) in relation to such relevant activities (“ES Test”). It is anticipated that PubCo will not be engaging in any “relevant activities” and will therefore not be required to meet the ES Test or will otherwise only be engaged in a relevant activity in its capacity as a pure equity holding company such that it will be subject to a reduced ES Test under and in accordance with the Economic Substance Act. However, the Economic Substance Act has been subject to certain amendments since its commencement and, as it reflects a relatively new regime, it is anticipated that the Economic Substance Act as set out in the Economic Substance Act may subject us to enforcement action (including administrative penalties) under the Economic Substance Act.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about investors of PubCo pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal data for their own lawful purposes in connection with services provided to us. For the purposes of this Privacy Notice, “you” or “your” shall mean the shareholder (including prospective shareholders) and shall also include any individual connected to the shareholder.

By virtue of your investment in PubCo, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified. We may combine personal data that you provide to use with personal data that we collect from, or about you. This may include personal data collected in an online or offline context including from credit reference agencies and other available public databases or data sources, such as news outlines, websites and other media sources and international sanctions lists.

Your personal data will be processed fairly and for lawful purposes, including (i) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (ii) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, (iii) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed, or (iv) where you otherwise consent to the processing of personal data for any other specific purpose. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by PubCo for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into PubCo, this will be relevant for those individuals and you should transmit this document to those individuals for their awareness and consideration.

You have certain rights under the DPA, including (i) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (ii) the right to obtain a copy of your personal data, (iii) the right to require us to stop direct marketing, (iv) the right to have inaccurate or incomplete personal data corrected, (v) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (vi) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (vii) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (viii) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (ix) the right to require us to delete your personal data in some limited circumstances.

If you do not wish to provide us with requested personal data or subsequently withdraw your consent, you may not be able to invest in PubCo or remain invested in PubCo as it will affect the PubCo’s ability to manage your investment.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by email at info@ombudsman.ky or by accessing their website here: ombudsman.ky.

RELATED PARTY TRANSACTIONS

Inflection Point Relationships and Related Party Transactions

On February 5, 2024, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain of Inflection Point’s offering costs in exchange for 5,750,000 Founder Shares. Subsequently on October 10, 2024, Inflection Point effected a share capitalization of 1,916,667 Inflection Point Class B Ordinary Shares, as a result of which the Sponsor owned 7,666,667 Founder Shares for which it paid approximately $0.003 per share. On November 18, 2024, Inflection Point effected a share capitalization of 766,667 Inflection Point Class B Ordinary Shares, as a result of which the Sponsor owned 8,433,333 Founder Shares for which it paid approximately $0.003 per share.

Pursuant to the Letter Agreement, the Sponsor and Inflection Point’s officers and directors agreed not to transfer, assign or sell any Founder Shares until the earlier to occur of (i) 180 days after the completion of Inflection Point’s initial business combination or (ii) the date on which Inflection Point (or the combined company following an initial business combination) complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property (except with respect to permitted transferees and under certain circumstances). However, in connection with the Business Combination, this provision of the Letter Agreement will be superseded by the Sponsor Lock-Up Agreement, pursuant to which the Sponsor and its permitted assigns will agree not to, without the prior consent of the PubCo Board, transfer the General Restricted Securities prior to the date that is six months after the Closing Date (except with respect to permitted transferees and under certain circumstances).

The Sponsor and Cantor Fitzgerald & Co., the representative of the underwriters of Inflection Point’s IPO, purchased an aggregate of 740,000 Private Placement Units, at a price of $10.00 per Private Placement Unit, or $7,400,000 gross proceeds in the aggregate, in a private placement that closed simultaneously with the closing of the Inflection Point IPO. The Private Placement Units are identical to the units sold in Inflection Point’s IPO in material terms and provisions, except that (i) the Private Placement Units may not (including the underlying securities), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of Inflection Point’s initial business combination, (ii) each Inflection Point Class A Ordinary Share included in each Private Placement Unit will not have any redemption rights or be entitled to liquidating distributions from the Trust Account, (iii) the Private Placement Units (including the underlying securities) will be entitled to registration rights, (iv) each holder of Private Placement Shares included in Private Placement Units agreed to vote any such shares in favor of a proposed initial business combination, including the Business Combination, if Inflection Point seeks shareholder approval for such business combination and in favor of any proposals recommended by the Inflection Point Board in connection with such business combination, and (v) with respect to Inflection Point Rights included in Private Placement Units held by Cantor and/or its designees, will not be convertible more than five years from the commencement of sales in Inflection Point’s IPO in accordance with FINRA Rule 5110(g)(8).

Inflection Point is entitled to withdraw a maximum of $250,000 of funds from interest earned on the Trust Account for working capital purposes per year (plus the rollover of unused amounts from prior years).

Subject to Air Water’s consent pursuant to the Business Combination Agreement, Inflection Point may pay consulting, success or finder fees to the Sponsor, officers, directors, advisors, or their respective affiliates in connection with the consummation of the Business Combination or another initial business combination. Further, Inflection Point may engage the Sponsor or an affiliate of the Sponsor as an advisor or otherwise in connection with the Business Combination or another initial business combination and certain other transactions and pay such person or entity a salary or fee in an amount that constitutes a market standard for comparable transactions. In addition, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Inflection Point’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Inflection Point’s audit committee will review on a quarterly basis all payments that were made by Inflection Point to the Sponsor, officers, directors or its or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on Inflection Point’s behalf.

In addition, commencing on the date the securities of Inflection Point were first listed on Nasdaq, Inflection began paying an aggregate of $29,167 per month to IPAM, an affiliate of the Sponsor, IPF and Inflection Point’s executive officers, for the services of Kevin Shannon, Chief Operating Officer and for office space and administrative services provided to members of Inflection Point’s management team. Any such payments prior to Inflection Point’s initial business combination are made from (i) funds held outside the Trust Account or (ii) funds released to Inflection Point as permitted withdrawals. In addition, Inflection Point agreed, pursuant to the services and indemnification agreement with the Sponsor, IPAM and Kevin Shannon relating to the monthly payment for the services of Kevin Shannon, Chief Operating Officer and for office space and administrative services provided to members of Inflection Point’s management team described above, that Inflection Point will indemnify the Sponsor and IPAM, an affiliate of the Sponsor and executive officers, from any claims arising out of or relating to the IPO or Inflection Point’s operations or conduct of Inflection Point’s business or any claim against the Sponsor and/or IPAM alleging any expressed or implied management or endorsement by the Sponsor and/or IPAM of any of Inflection Point’s activities or any express or implied association between the Sponsor and/or IPAM on the one hand, and Inflection Point or any of its other affiliates, on the other hand, which agreement provides that the indemnified parties cannot access the funds held in the Trust Account.

Inflection Point currently utilizes office space at 167 Madison Avenue, Suite 205 #1017, New York, NY 10016 as our executive offices.

In addition, in order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of Inflection Point’s officers and directors may, but are not obligated to, loan IPFs as may be required. If Inflection Point completes the Business Combination or another initial business combination, it would repay such loaned amounts. In the event that the Business Combination or another initial business combination does not close, Inflection Point may use amounts held outside the Trust Account or funds from permitted withdrawals to repay such loaned amounts but no proceeds (other than permitted withdrawals) from the Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into additional Private Placement Units at a price of $10.00 per units at the option of the lender. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of the Business Combination or another initial business combination, Inflection Point does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as it does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account.

Any of the foregoing payments or repayments prior to the Business Combination or another initial business combination will be made using funds held outside the Trust Account or funds released to Inflection Point as permitted withdrawals.

After the Business Combination or another initial business combination, members of Inflection Point’s management team who remain with PubCo may be paid consulting, management or other fees from PubCo with any and all amounts being fully disclosed to Inflection Point’s shareholders, to the extent then known, in the proxy solicitation or tender offer materials, as applicable, furnished to its shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider the Business Combination or another initial business combination, as applicable, as it will be up to the directors of PubCo to determine executive and director compensation.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor has entered into the Sponsor Support Agreement with Inflection Point, PubCo and Air Water, pursuant to which the Sponsor has agreed to, among other things, (i) vote the Sponsor Subject Securities in favor of the Required Shareholder Approval at any meeting of Inflection Point shareholders to be called for approval of the Business Combination, (ii) waive its anti-dilution rights in the Inflection Point Organizational Documents, (iii) waive its dissenter rights under Section 238 of the Companies Act and any other similar statute, (iv) be bound by certain other covenants and agreements related to the Business Combination and (v) be bound by certain transfer restrictions with respect to the Sponsor Subject Securities, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement. The Sponsor Support Agreement also provides that the Sponsor has agreed irrevocably to waive its redemption rights in connection with the consummation of the Business Combination with respect to any Sponsor Subject Securities they may hold.

Company Series A Preferred Shares Subscription Agreements

In connection with the transactions contemplated by the Business Combination Agreement, on July 25, 2025 Air Water UK entered into the Pre-Signing PIPE Subscription Agreement, dated as of July 25, 2025, with IPF, pursuant to which, among other things, IPF subscribed for and purchased from Air Water UK 607 Air Water UK Series A Shares, for aggregate consideration of approximately $4 million. The proceeds from such Subscription Agreement were used by

Air Water UK to complete the repurchase of certain shares from Mr. Alexander David Guy, Ms. Kirsty Guy (Mr. Guy’s spouse), AKP AG (a company affiliated with Mr. Guy) and Mr. Robert Bain, as further described in the section entitled “Air Water Relationships and Related Party Transactions — Share Repurchase Agreements”. Subsequently, on August 17, 2025, the shareholders of Air Water UK (including IPF) exchanged 100% of their shares in Air Water UK for an allotment of shares in the Company as part of an internal reorganization.

On August 25, 2025, Air Water entered into the Pre-Funded PIPE Subscription Agreement with the Pre-Funded PIPE Investors, pursuant to which Air Water sold Company Series A1 Preferred Shares and Company Warrants for aggregate consideration of approximately $28.5 million in the Pre-Funded PIPE Investment.

On June 5, 2026, Air Water entered into a Pre-Funded PIPE Subscription Agreement with IPF, pursuant to which IPF agreed to purchase $5.0 million of Company Series A Preferred Shares and Company Warrants.

New Registration Rights Agreement

Inflection Point entered into a registration rights agreement with respect to the Founder Shares and Private Placement Units (and underlying securities). The Business Combination Agreement contemplates that, at the Closing, PubCo, certain Air Water equityholders, Sponsor, IPF, and the other parties signatory thereto will enter into the New Registration Rights Agreement, pursuant to which PubCo will agree to register for resale certain Registrable Securities that are held by the parties thereto from time to time. Pursuant to the New Registration Rights Agreement, among other things, PubCo will agree to file a shelf registration statement registering the sale or resale of all of the Registrable Securities (as defined in the New Registration Rights Agreement) no later than 30 days after the Closing Date. Pursuant to the New Registration Rights Agreement, PubCo will also provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The New Registration Rights Agreement also provides that PubCo will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities.

Policy for Approval of Related Party Transactions

The audit committee of our board of directors adopted a policy setting forth the policies and procedures for its review and approval or ratification of “related party transactions.” A “Related Party Transaction” is any consummated or proposed transaction or series of transactions: (i) in which the company was or is to be a participant; (ii) the amount of which exceeds (or is reasonably expected to exceed) the lesser of $120,000 or 1% of the average of the company’s total assets at year end for the prior two completed fiscal years in the aggregate over the duration of the transaction (without regard to profit or loss); and (iii) in which a “related party” had, has or will have a direct or indirect material interest. “Related parties” under this policy will include: (i) our directors, nominees for director or officers or any person who has served in such roles since the beginning of the most recent fiscal year, even if he or she does not currently serve in that role; (ii) any record or beneficial owner of more than 5% of any class of our voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any other person who maybe a “related person” pursuant to Item 404 of Regulation S-K under the Exchange Act. Pursuant to the policy, the audit committee will consider (i) the relevant facts and circumstances of each Related Party Transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes our code of ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of the company and its shareholders and (v) if the related party is a director or an immediate family member of a director, the effect that the transaction may have on a director’s status as an independent member of the board and on his or her eligibility to serve on the board’s committees. Management will present to the audit committee each proposed Related Party Transaction, including all relevant facts and circumstances relating thereto. Under the policy, we may consummate Related Party Transactions only if our audit committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy does not permit any director or officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.

Air Water Relationships and Related Party Transactions

Subscription Agreement, Participation Agreement and Convertible Loan Agreements in connection with the Tau Capital Investment in Air Water UK

On February 27, 2024, Air Water UK, as borrower, entered into a Convertible Loan Agreement with Tau Capital Holding — Sole Proprietorship LLC (“Tau Capital”), as lender, (the “Original Convertible Loan Agreement”), pursuant to which Tau Capital loaned to Air Water UK $3,000,000 at interest rate of 4% to fund Air Water UK’s repayment of certain indebtedness owed to Alexander Guy (“AG”) (former director and shareholder of Air Water UK) and Paul Guy (“PG”) (former director and shareholder of Air Water UK). Pursuant to the terms of the Original Convertible Loan Agreement, the outstanding loan is convertible into Air Water UK Series A shares, subject to satisfaction of certain conditions. In connection with the Original Convertible Loan Agreement, Air Water UK entered into a Subscription Agreement, dated February 27, 2024 (the “Original Subscription Agreement”) with Tau Capital and other Air Water UK shareholders, pursuant to which Tau Capital purchased from such shareholders 2,870 Air Water UK Series A Shares at a per share price of $5,227, for a total purchase price of $15,001,490.

On April 26, 2024, Air Water UK entered into a Participation Agreement, as amended by that certain Deed of Amendment and Restatement dated May 3, 2024 (the “Participation Agreement”), between Tau Capital (shareholder of Air Water UK), AG, Andrea Mollica (“AM”) (director of Air Water UK), Bill Murray (shareholder of Air Water UK, general partner and director of Tau Capital) (“WM”, AG and AM, the “Individual Promoters”) and PG. Pursuant to the Participation Agreement, AM purchased a total of 502 Air Water UK ordinary shares from shareholders form a total purchase price of $999,653 and Tau Capital purchased 5,410 Air Water UK ordinary shares from shareholders for a total purchase price of $10,773,149.40. In connection with the transactions contemplated by the Participation Agreement, Tau Capital loaned Air Water UK $9,954,709 pursuant to the Convertible Loan Agreement (as defined below). Additionally, pursuant to the Participation Agreement, Air Water UK converted $3,000,000 owed to Tau Capital under the Original Convertible Loan Agreement into 1,506 Air Water UK Series A Shares issued to Tau Capital.

In furtherance of the transactions contemplated by the Participation Agreement, on May 31, 2024, Air Water UK, as borrower, entered into a new Convertible Loan Agreement with Tau Capital (shareholder of Air Water UK), as lender, as further amended by that Deed of Variation of Contract dated May 21, 2025 (as amended, the “Convertible Loan Agreement”), pursuant to which Tau Capital loaned to Air Water UK $9,954,709 at an interest rate of 4% per annum, to fund Air Water UK’s repurchase of 4,999 Air Water UK ordinary shares from shareholders pursuant to the Share Buyback Agreement, dated May 31, 2024, entered into among Air Water UK, PG and Jessica Lauren Bain. Amounts outstanding under the Convertible Loan Agreement on the anniversary of the closing of the transactions contemplated by the Participation Agreement would automatically convert into Air Water UK ordinary shares. On May 21, 2025, Air Water UK converted the $9,954,709 of total outstanding indebtedness owed to Tau Capital into 8,321 Air Water UK ordinary shares and re-classified 4,376 Air Water UK Series A Shares held by Tau Capital into 4,376 Air Water UK ordinary shares held by Tau Capital.

Convertible Loan Note Instrument and Conversion of Air Water UK Notes

On January 15, 2025, Air Water UK established a Convertible Loan Note Instrument that provides for the issuance of up to $6,000,000 in aggregate principal amount of unsecured convertible loan notes (the “Convertible Notes”) (the “Convertible Loan Note Instrument”). Any outstanding Convertible Notes will automatically convert into Air Water UK ordinary shares at a per share conversion price of $765.73, subject to adjustment, upon the earlier of (i) completion of an offering of shares in the capital of Air Water UK for gross proceeds of at least $4,000,000 prior to December 31, 2025, (ii) a Share Sale (as defined in Air Water UK’s articles of association) into series A ordinary shares or (iii) upon the passing of Special Resolution (as defined in the Convertible Loan Note Instrument) of noteholders to approve conversion of such Convertible Notes.

On May 21, 2025, several Air Water UK shareholders and directors (collectively, the “Noteholders”) including, among others, AM (shareholder and director of Air Water UK), Matthew Hurn (director and shareholder of Air Water UK), Pete Carr (CEO, director and shareholder), Ryan Bibbo (Chief Operating Officer and shareholder of Air Water UK), and the Bert E Miller 2023 Family Trust (collectively, the “Related Noteholders”), subscribed for Convertible Notes at various subscription amounts, for a total subscription price of $5,736,796. On May 21, 2025, the Noteholders, holding more than 50% of the nominal amount of the Convertible Notes outstanding, delivered a Special Resolution to Air Water UK requesting a conversion of all outstanding Convertible Notes. Also on May 21, 2025, Air Water UK converted all outstanding Convertible Notes at a conversion price of $765.73 into 7,531 Air Water UK ordinary shares.

The Noteholders who received Air Water UK ordinary shares upon the conversion of outstanding Convertible Notes included persons and entities affiliated with anticipated directors and executive officers of PubCo. Such persons and entities are as follows: The Bert E Miller 2023 Family Trust’s $500,000 subscription of Convertible Notes converted into 653 Air Water UK ordinary shares, AM’s $450,000 subscription of Convertible Notes converted into 653 Air Water UK ordinary shares, Matthew Hurn’s $180,014 subscription of Convertible Notes converted into 274 Air Water UK ordinary shares, Pete Carr’s $500,000 subscription of Convertible Notes converted into 653 Air Water UK ordinary shares, and Ryan Bibbo’s $100,000 subscription of Convertible Notes converted into 131 Air Water UK ordinary shares.

Share Repurchase Agreements

On June 25, 2025, Air Water UK entered into a Share Repurchase Agreement with: (i) Alexander David Guy (“Mr. Guy”), Air Water UK’s founder and former Chief Executive Officer and director, for the purchase of 4,303 Air Water UK ordinary shares from Mr. Guy for an aggregate purchase price of $1,881,622; (ii) Kirsty Guy (“Mrs. Guy”), Mr. Guy’s spouse, for the purchase of 2,875 Air Water UK ordinary shares from Mrs. Guy for an aggregate purchase price of $361,194; and (iii) AKP AG, a holding company affiliated with Mr. Guy (“AKP AG”, together with Mr. Guy and Mrs. Guy, the “Sellers”), for the purchase of 826 Air Water UK ordinary shares from AKP AG for an aggregate purchase price of $1,257,184 (collectively, such purchases are referred to as the “Share Repurchase”). As a result of the Share Repurchase, none of the Sellers owns any interest in Air Water UK. In connection with the Share Repurchase, Air Water UK, A1rwater General Trading Co. L.L.C., AWC Air Water LLC, Air Water Units Trading Ltd. and The Air Water Company LLC (collectively, the “AW Group”) and the Sellers entered into a Deed of Release providing for the bilateral release by such parties of any liabilities, claims or obligations such party has or may have against a counterparty to the agreement, subject to certain exceptions. Completion of the Share Repurchase was conditioned upon (i) member approval of Air Water UK’s entry into the Share Repurchase Agreement and performance thereunder (the “Required Approval”) and (ii) Air Water UK’s receipt of proceeds in an equity financing in an amount that equaled or exceeded the purchase price for the shares (the “Share Repurchase Financing”). On July 25, 2025, Air Water UK and IPF entered into a Subscription Agreement to complete the Share Repurchase Financing whereby Air Water UK issued IPF, LP 607 Air Water UK Series A Shares in exchange for the Share Repurchase Financing in the amount of $4,000,000. On July 25, 2025, Air Water UK satisfied such conditions upon receiving the Required Approval and completion of the Share Repurchase Financing. The proceeds of the Share Repurchase Financing were used by Air Water UK to complete the Share Repurchase from the Sellers.

On July 25, 2025, Air Water UK entered into a Share Repurchase Agreement with Robert Bain, a former director of Air Water UK, for the purchase of 653 Air Water UK ordinary shares from Mr. Bain for an aggregate purchase price of $326,337 (the “Bain Share Repurchase”). Completion of the Bain Share Repurchase was conditioned upon (i) member approval of Air Water UK’s entry into the Share Repurchase Agreement and performance thereunder (the “Bain Required Approval”) and (ii) Air Water UK’s receipt of proceeds from the Share Repurchase Financing. On July 25, 2025, Air Water UK satisfied such conditions upon receiving the Bain Required Approval and completion of the Share Repurchase Financing. The proceeds of the Share Repurchase Financing were used by Air Water UK to complete the Bain Share Repurchase from Mr. Bain.

Company Series A Preferred Shares Subscription Agreements

On March 19, 2026, the Company entered into the Pre-Funded PIPE Subscription Agreement with Tau Capital pursuant to which Tau Capital purchased approximately $5.0 million of the Company’s Series A1 Preferred Shares and Company Warrants.

Company Shareholder Lock-Up Agreement

In connection with the Closing, each holder of the Company Ordinary Shares will each enter into a Company Shareholder Lock-Up Agreement providing that each holder of the Company Ordinary Shares will not, subject to certain customary exceptions, transfer its Restricted Securities (as defined in the Company Shareholder Lock-Up Agreements) during the period commencing from the Closing Date until the earlier of (i) six months after the Closing or (ii) the date following the Closing on which PubCo completes a liquidation, merger, share exchange, reorganization or other similar transaction in which all of its shareholders have the right to exchange their ordinary shares for cash, securities or other property.

BENEFICIAL OWNERSHIP OF PUBCO

The following table sets forth information regarding (i) the actual beneficial ownership of Inflection Point Ordinary Shares as of July 2, 2026 and (ii) expected beneficial ownership of PubCo Ordinary Shares immediately following the Business Combination and the PIPE Investments, assuming that no Public Shares are redeemed, and alternatively the maximum number of Public Shares are redeemed, by:

•        each person who is, or is expected to be, the beneficial owner of more than 5% of the outstanding PubCo Ordinary Shares immediately after the Closing;

•        each of Inflection Point’s Sponsor and current executive officers and directors;

•        each person who will become an executive officer or director of PubCo immediately after the Closing; and

•        all current executive officers and directors of Inflection Point, as a group, and all executive officers and directors of PubCo immediately after the Closing, as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the common shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

Beneficial ownership of shares currently owned by holders of Inflection Point Ordinary Shares below are presented after giving effect to the Business Combination.

The expected beneficial ownership of PubCo Ordinary Shares post-Business Combination is based on 56,551,533 PubCo Ordinary Shares issued and outstanding, assuming no redemption, 43,901,533 PubCo Ordinary Shares issued and outstanding, assuming the 50% redemption scenario, and 31,251,533 PubCo Ordinary Shares issued and outstanding, assuming the maximum redemption scenario of Inflection Point Shareholders exercising their rights to redeem all 25,300,000 Public Shares (as more fully described under “Unaudited Pro Forma Condensed Combined Financial Information” herein). All calculations with respect to PubCo Series A Preferred Shares, PubCo Series A Investor Warrants, and PubCo Ordinary Shares issuable upon conversion or exercise of such securities take into account accrued dividends on the Company Series A1 Preferred Shares outstanding as of the date of this proxy statement/prospectus through August 25, 2026. If the actual facts are different than these assumptions, the numbers in the below table will be different.

Unless otherwise indicated, PubCo believes that all persons named in the table below have sole voting and investment power with respect to all PubCo Ordinary Shares beneficially owned by them. To PubCo’s knowledge, no PubCo Ordinary Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

	Pre-Business Combination				Post-Business Combination
Name and Address of Beneficial Owner(1)	Number of Public Shares	%	Number of Inflection Point Class B Ordinary Shares(2)%		Assuming No Redemptions		Assuming 50% Redemptions		Assuming Maximum Redemptions
					Number of PubCo Ordinary Shares	% of PubCo Ordinary Shares	Number of PubCo Ordinary Shares	% of PubCo Ordinary Shares	Number of PubCo Ordinary Shares	% of PubCo Ordinary Shares
Executive Officers and Directors of Inflection Point(3)
Michael Blitzer(4)	500,000	2.2%	8,433,333	100%	8,983,333	13.6%	8,983,333	16.7%	8,983,333	21.9%
Peter Ondishin	—	—	—	—	—	—	—	—	—	—
Kevin Shannon	—	—	—	—	—	—	—	—	—	—
Dr. Kamal Ghaffarian	—	—	—	—	—	—	—	—	—	—
William Denkin	—	—	—	—	—	—	—	—	—	—
Noah G. Levy	—	—	—	—	—	—	—	—	—	—
Jae Hyun (James) Park	—	—	—	—	—	—	—	—	—	—
All Executive Officers and Directors of Inflection Point as a Group (7 persons)	500,000	2.2%	8,433,333	100%	8,983,333	13.6%	8,983,333	16.7%	8,983,333	21.9%

Executive Officers and Directors of PubCo
Ryan Bibbo	—	—	—	—	847,204	1.5%	847,204	1.9%	847,204	2.7%
Pete Carr	—	—	—	—	1,152,633	2.0%	1,152,633	2.6%	1,152,633	3.7%
Jennifer Chaplin Tolkin	—	—	—	—	—	—	—	—	—	—
Matthew Hurn	—	—	—	—	231,081	*	231,081	*	231,081	*
Peter McDonough	—	—	—	—	—	—	—	—	—	—
Andrea Mollica	—	—	—	—	1,134,908	2.0%	1,134,908	2.6%	1,134,908	3.6%
Kevin Shannon	—	—	—	—	—	—	—	—	—	—
David Tuerff	—	—	—	—	—	—	—	—	—	—
All Executive Officers and Directors of PubCo as a Group (8 persons)	—	—	—	—	3,365,826	6.0%	3,365,826	7.7%	3,365,826	10.8%

5% and Greater Shareholders
TAU Capital Holding Limited(5)	—	—	—	—	9,401,138	16.6%	9,401,138	21.4%	9,401,138	30.1%
Inflection Point Holdings III LLC(4)	500,000	2.2%	8,433,333	100%	8,983,333	15.9%	8,983,333	20.5%	8,983,333	28.7%
Inflection Point Fund I, LP(6)	—	—	—	—	6,423,898	11.4%	6,423,898	14.6%	6,423,898	20.6%
Alyeska Master Fund L.P.(7)	—	—	—	—	5,882,352	10.4%	5,882,352	13.4%	5,882,352	18.8%
The Bert E. Miller 2023 Family Trust(8)	—	—	—	—	2,097,556	3.7%	2,097,556	4.8%	2,097,556	6.7%

____________

*        Less than one percent.

(1)     The ownership percentages disclosed in this table may be impacted by the potential sources of dilution disclosed above in the sections entitled “What equity stake will current Inflection Point shareholders and Air Water Shareholders hold in PubCo immediately after the consummation of the Business Combination?” and “Ownership of PubCo.” The ownership percentages indicated with respect to the number of shares of PubCo Ordinary Shares represent such person’s ownership calculated in accordance with Rule 13d-3. The ownership percentages indicated with respect to total voting percentage represent such person’s total voting power on an as-converted basis.

(2)      Inflection Point Class B Ordinary Shares will automatically convert into Inflection Point Class A Ordinary Shares concurrently with or immediately following the consummation of our initial business combination or earlier at the option of the holder on a one-for-one basis, subject to the adjustments as described in the section entitled “Founder shares conversion and anti-dilution rights” in our prospectus filed with the SEC (File No. 333-283427).

(3)      Unless otherwise noted, the business address of each of the following is c/o Inflection Point Acquisition Corp. III, 167 Madison Avenue, Suite 205 #1017, New York, NY 10016.

(4)      Pre-Business Combination interests shown consist of (i) 500,000 Public Shares underlying 500,000 Private Placement Units held by the Sponsor and (ii) 8,433,333 Founder Shares held by the Sponsor. IPAM is the manager of the Sponsor. Michael Blitzer, Inflection Point’s Chairman and Chief Executive Officer, is the Chief Investment Officer of IPAM and the managing member of Inflection Point GP I LLC. Mr. Blitzer controls the Sponsor, IPAM, and Inflection Point GP I LLC, including the exercise of voting and investment discretion over securities held or to be held by the Sponsor. Each of IPAM, Inflection Point GP I LLC and Mr. Blitzer disclaim any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he or it may have therein, directly or indirectly.

(5)      Consists of 9,401,138 PubCo Ordinary Shares that will be held by Tau Capital Holding Limited (f/k/a TAU Capital Holding — Sole Proprietorship LLC), a limited liability company organized and existing under the Laws of the Abu Dhabi Global Market (“Tau Capital”). Mr. Andrea Mollica, as one of the two General Partners of Tau Capital, has shared voting and shared investment control over the PubCo Ordinary Shares held by Tau Capital and may be deemed the beneficial owner of such shares. Mr. Mollica, however, disclaims any beneficial ownership of such shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The principal business address for Tau Capital is Al Sila Tower, Level 25, Unit 36, ADGM, Abu Dhabi, UAE.

(6)      Consists of (i) 26,543.38 PubCo Series A Preferred Shares to be held by IPF, (ii) 2,211,949 PubCo Ordinary Shares issuable upon conversion of 26,543.38 PubCo Series A Preferred Shares to be held by IPF, at the initial conversion price, and (iii) 4,211,949 PubCo Ordinary Shares issuable upon exercise of PubCo Series A Investor Warrants to be held by IPF, at the initial exercise price. Voting and dispositive power over securities beneficially owned by IPF are vested in an investment committee of three members, including Michael Blitzer, Chairman and Chief Executive Officer of Inflection Point, Kevin Shannon, Inflection Point’s Chief Operating Officer, and a third individual who does not have, and has not had during the past three years, any relationship with Inflection Point or any of its predecessors or affiliates. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, none of the individuals is deemed a beneficial owner of the entity’s securities. The business address of IPF is 1680 Michigan Ave, Suite 700 #1016, Miami Beach, FL 33139.

(7)      Consists of (i) 2,941,176 PubCo Ordinary Shares issuable upon conversion of 29,412 PubCo Series A Preferred Shares and (ii) 2,941,176 PubCo Ordinary Shares issuable upon conversion of a PubCo Series A Investor Warrant that will be held by Alyeska Master Fund, L.P. (“Alyeska”). Following closing of the Business Combination, Alyeska intends to elect to be subject to a beneficial ownership limitation of 9.9% of PubCo Ordinary Shares in connection with the exercise of any PubCo Series A Preferred Shares and PubCo Series A Investor Warrants. Alyeska Investment Group, L.P., the investment manager of Alyeska, has voting and investment control of the shares held by Alyeska. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by Alyeska. The registered address of Alyeska is at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street George Town, Grand Cayman, KY1-1104, Cayman Islands. Alyeska Investment Group, L.P. is located at 77 W. Wacker, Suite 700, Chicago, IL 60601.

(8)      Consists of 2,097,556 PubCo Ordinary Shares that will be held by The Bert E. Miller 2023 Family Trust (the “Miller Family Trust”). Mr. Michael J. Bitar is the trustee of the Miller Family Trust and the Miller Family Trust is the sole beneficial owner of such shares. The address for the Bert E. Miller 2023 Family Trust is 2124 Milano Court, Palm Beach Gardens, FL 33418 and Laura A. Miller is the beneficiary of the Miller Family Trust.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the Closing, PubCo will have, based on the assumptions set out elsewhere in this proxy statement/prospectus, up to 56,551,533 PubCo Ordinary Shares outstanding, assuming no Public Shares are redeemed in connection with the Business Combination, 9,772,631 PubCo Ordinary Shares issuable upon conversion of PubCo Series A Preferred Shares and 12,140,866 PubCo Ordinary Shares underlying PubCo Series A Investor Warrants. All of the PubCo Ordinary Shares issued in connection with the Business Combination to holders of Company Ordinary Shares will be freely transferable by persons other than by PubCo “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of PubCo Ordinary Shares in the public market could adversely affect prevailing market prices of the PubCo Ordinary Shares.

New Registration Rights and Lock-Up Agreements

New Registration Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, PubCo, certain Air Water equityholders, Sponsor, IPF, and the other parties’ signatory thereto will enter into the New Registration Rights Agreement, pursuant to which PubCo will agree to register for resale certain Registrable Securities that are held by the parties thereto from time to time. Pursuant to the New Registration Rights Agreement, among other things, PubCo will agree to file a shelf registration statement registering the sale or resale of all of the Registrable Securities (as defined in the New Registration Rights Agreement) no later than 30 days after the Closing Date. Pursuant to the New Registration Rights Agreement, PubCo will also provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The New Registration Rights Agreement also provides that PubCo will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities.

Lock-Up Agreements

In connection with the Closing, each holder of Company Ordinary Shares as of immediately prior to the Second Merger Effective Time will each enter into the Company Shareholder Lock-Up Agreement providing that each holder of Company Ordinary Shares will not, subject to certain customary exceptions, transfer its Restricted Securities (as defined in the Company Shareholder Lock-Up Agreements) during the period commencing from the Closing Date until the earlier of (i) six months after the Closing or (ii) the date following the Closing on which PubCo completes a liquidation, merger, share exchange, reorganization or other similar transaction in which all of its shareholders have the right to exchange their ordinary shares for cash, securities or other property.

In connection with the Closing, the Sponsor and the Inflection Point Insiders will enter into the Sponsor Lock-Up Agreement providing that Sponsor and the Inflection Point Insiders will not, subject to certain customary exceptions, transfer (i) the General Restricted Securities during the period commencing from the Closing Date until the date that is the earlier of (x) six months after the Closing and (y) the date following the Closing on which PubCo completes a liquidation, merger, share reconstruction or amalgamation, share exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property or (ii) the Private Placement Restricted Securities during the period commencing from the Closing Date until the date that is the earliest of (x) 30 days after the Closing and (y) the date following the Closing on which PubCo completes a liquidation, merger, share reconstruction or amalgamation, share exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property.

For more information about the Lock-Up Agreements, see the section entitled “Proposal No. 1 — The Business Combination Proposal — Ancillary Documents — Lock-Up Agreements.”

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”) and subject to the requirements set forth under “— Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies” below, a Person who has beneficially owned restricted PubCo Ordinary Shares, or PubCo Series A Preferred Shares or PubCo Series A Investor Warrants for at least six months would be entitled to sell their securities, provided that (a) such Person is not deemed to have been an affiliate of PubCo at the time of, or at any time during the three months preceding, a sale and (b) PubCo is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as PubCo was required to file reports) preceding the sale.

Persons who have beneficially owned restricted PubCo Ordinary Shares, PubCo Series A Preferred Shares or PubCo Series A Investor Warrants for at least six months but who are affiliates of PubCo at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the volume limitations set forth in Rule 144.

Sales by affiliates of PubCo under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about PubCo.

All of the PubCo Ordinary Shares that will be outstanding upon the completion of the Business Combination, other than those PubCo Ordinary Shares registered pursuant to the Registration Statement on Form F-4 of which this proxy statement/prospectus forms a part, will be “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 promulgated under the Securities Act. In general, beginning 90 days after the date of this proxy statement/prospectus, a person (or persons whose shares are aggregated) who, at the time of a sale, is not, and has not been during the three months preceding the sale, an affiliate of PubCo and has beneficially owned restricted PubCo’s Securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about PubCo. Persons who are affiliates of PubCo and have beneficially owned PubCo’s restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following: (i) 1% of the then outstanding equity shares of the same class which, immediately after the Business Combination and assuming no redemptions of Public Shares for cash, will equal 471,593 PubCo Ordinary Shares; or (ii) the average weekly trading volume of the PubCo Ordinary Shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of PubCo under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about PubCo.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K; and

•        at least one year has elapsed from the time that the issuer filed current Form 20-F type information with the SEC reflecting its status as an entity that is not a shell company.

As of the date of this proxy statement/prospectus, Inflection Point had 26,040,000 Inflection Point Class A Ordinary Shares outstanding. Of these shares, 25,300,000 Public Shares sold in the IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of Inflection Point’s affiliates within the meaning of Rule 144 under the Securities Act. All of the 8,433,333 Inflection Point Class B Ordinary Shares held by the Sponsor, and all of the Private Placement Units (and the underlying securities) are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering.

We anticipate that following the consummation of the Business Combination, PubCo will not be a shell company, and as a result, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of PubCo Ordinary Shares.

Rule 145

The PubCo Ordinary Shares, PubCo Series A Preferred Shares and PubCo Series A Investor Warrants to be issued to certain persons or entities pursuant to the registration statement of which this proxy statement/prospectus forms a part will be subject to the provisions of Rule 145 under the Securities Act (“Rule 145”). Under Rule 145, a person or entity that is an affiliate of a party to the Business Combination at the time that it is submitted for vote or consent is deemed to be an underwriter in connection with any transaction to publicly offer or sell securities acquired in the Business Combination unless the following conditions are met:

•        the conditions set forth under “Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies” are met; and

•        either (i) the sale occurs at least 90 days after the securities were acquired in the Business Combination and the conditions applicable to resales under Rule 144(b)(2), other than the notice requirement, are satisfied or (ii) for a person who is not an affiliate of PubCo on the date of sale (and has not been an affiliate of PubCo within three months prior to the date of sale), either (A) at least one year has elapsed since the securities were acquired in the Business Combination or (B) if PubCo satisfies the current public information requirements set forth in Rule 144, at least six months have elapsed since the securities were acquired in the Business Combination.

Securities subject to Rule 145 may be resold pursuant to a registration statement registering their resale.

PRICE RANGE OF SECURITIES AND DIVIDENDS

Market Price of Inflection Point Units, Inflection Point Ordinary Shares and Inflection Point Rights

Market Price and Ticker Symbol

Inflection Point’s Units, Public Shares and Inflection Point Rights are currently listed on Nasdaq under the symbols “IPCXU,” “IPCX,” and “IPCXR,” respectively.

The closing price of Inflection Point’s Units, Public Shares and Inflection Point Rights on August 22, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.56, $10.21 and $0.372, respectively. As of June 24, 2026, the Record Date for the extraordinary general meeting, the closing price for each Inflection Point Unit, Public Share and Inflection Point Right was $10.72, $10.33 and $0.43, respectively.

Holders

As of the Record Date, there was one holder of record of Inflection Point Units, one holder of record of Public Shares, one holder of record of Founder Shares, one holder of record of Inflection Point Rights. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Inflection Point Units, Public Share and Inflection Point Rights are held of record by banks, brokers and other financial institutions.

Dividends of Inflection Point Securities

Inflection Point has not paid any cash dividends on the Inflection Point Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of an initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of an initial business combination. The payment of any cash dividends subsequent to an initial business combination will be within the discretion of our board of directors at such time. If we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Air Water

Price Range of Air Water Securities

Historical market price information regarding Air Water’s securities is not provided because, as of the date of this proxy statement/prospectus, there is no public market for Air Water’s securities.

Dividend Policy

Air Water has not paid any cash dividend on its equity securities to date and does not intend to pay cash dividends prior to the Closing.

PubCo

Price Range of PubCo Securities

Historical market price information regarding PubCo Securities is not provided because, as of the date of this proxy statement/prospectus, there is no public market for PubCo’s Securities.

Dividend Policy

PubCo does not intend to pay cash dividends on any equity securities after the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon PubCo’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the PubCo Board at such time. If PubCo incurs any indebtedness, its ability to declare dividends may be limited by restrictive covenants it may agree to in connection therewith.

LEGAL MATTERS

The validity of the PubCo Ordinary Shares and PubCo Series A Preferred Shares offered by this proxy statement/prospectus and other matters relating to Cayman Islands law will be passed upon for PubCo by Ogier (Cayman) LLP.

The validity of the PubCo Series A Investor Warrants to be issued in connection with the Business Combination will be passed upon by Morgan, Lewis & Bockius LLP.

EXPERTS

The financial statements of Inflection Point as of December 31, 2025 and 2024 and for year ended December 31, 2025 and the period from January 31, 2024 through December 31, 2024 appearing in this proxy statement/prospectus, have been audited by UHY LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Inflection Point Acquisition Corp. III to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The audited financial statements of Air Water Ventures Holdings Limited, included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton Audit and Accounting Limited (Dubai Branch), independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The audited financial statements of Air Water Ventures Limited, included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton Audit and Accounting Limited (Dubai Branch), independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Inflection Point and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of this proxy statement/prospectus. Upon written or oral request, Inflection Point will deliver a separate copy of this proxy statement/prospectus to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such document. Shareholders receiving multiple copies of such documents may likewise request that Inflection Point deliver single copies of such documents in the future. Shareholders may notify Inflection Point of their requests by calling or writing Inflection Point at its principal executive offices at 167 Madison Avenue, Suite 205 #1017, New York, New York 10016 or (212) 295-5830.

TRANSFER AGENT

The transfer agent for Inflection Point’s securities is Continental Stock Transfer & Trust Company.

The transfer agent for PubCo’s Securities is Continental Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION

PubCo has filed a Registration Statement on Form F-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement. PubCo public filings are also available to the public from the SEC’s website at www.sec.gov.

Inflection Point files annual, quarterly and current reports, proxy statements and other information with the SEC required by the Exchange Act. Inflection Point’s public filings are also available to the public from the SEC’s website at www.sec.gov.

As a foreign private issuer, PubCo is exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and its executive officers and directors are exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the short sale prohibition under Section 16(c) of the Exchange Act. Additionally, beneficial owners of 10% or more of a class of PubCo’s equity securities registered under Section 12 of the Exchange Act will be exempt from Section 16 of the Exchange Act. In addition, PubCo will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus or Inflection Point’s filings with the SEC (excluding exhibits) or if you have questions about the Business Combination or the proposals to be presented at the extraordinary general meeting, you should contact Inflection Point at the following address and telephone number:

167 Madison Avenue Suite 205 #1017
New York, NY 10016
Telephone: (212) 295-5830
Attention: Kevin Shannon, Chief Operating Officer

You may also obtain additional copies of this proxy statement/prospectus by requesting them in writing or by telephone from Inflection Point’s proxy solicitation agent at the following address and telephone number:

Sodali & Co
333 Ludlow Street, 5th Floor, South Tower
Stamford, Connecticut 06902
Tel: (800) 662-5200 (toll-free) or
(203) 658-9400 (banks and brokers can call collect)
Email: IPCX.info@investor.sodali.com

Any of the documents you request will be available without charge. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

If you are an Inflection Point Shareholder and would like to request documents, please do so by            , 2026, or five Business Days prior to the Extraordinary General Meeting, in order to receive them before the Extraordinary General Meeting. if you request any documents from Inflection Point, such documents will be mailed to you by first class mail, or another equally prompt means.

This proxy statement/prospectus is part of a registration statement and constitutes a prospectus of PubCo in addition to being a proxy statement of Inflection Point for the extraordinary general meeting. as allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. Information and statements contained in this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this proxy statement/prospectus.

All information contained in this proxy statement/prospectus relating to Inflection Point has been supplied by Inflection Point, and all such information relating to Air Water has been supplied by Air Water. information provided by either Inflection Point or Air Water does not constitute any representation, estimate or projection of any other party. this document is a proxy statement of Inflection Point for the Extraordinary General Meeting. Inflection Point has not authorized anyone to give any information or make any representation about the Business Combination or the parties thereto, including Inflection Point, that is different from, or in addition to, that contained in this proxy statement/prospectus. therefore, if anyone does give you information of this sort, you should not rely on it. the information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statements of Inflection Point Acquisition Corp. III:
Report of Independent Registered Public Accounting Firm (PCAOB #1195)	F-2
Consolidated Balance Sheets as of December 31, 2025 and December 31, 2024	F-3
Consolidated Statements of Operations for the Year Ended December 31, 2025, and for the Period from January 31, 2024 (Inception) through December 31, 2024 (Unaudited)	F-4
Consolidated Statements of Changes in Shareholders’ Deficit for the Year Ended December 31, 2025, and for the Period from January 31, 2024 (Inception) through December 31, 2024 (Unaudited)	F-5
Consolidated Statements of Cash Flows for the Year Ended December 31, 2025 and for the Period from January 31, 2024 (Inception) through December 31, 2024 (Unaudited)	F-6
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Inflection Point Acquisition Corp. III

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Inflection Point Acquisition Corp. III (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows for the year ended December 31, 2025 and for the period from January 31, 2024 (inception) through December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the year ended December 31, 2025 and for the period from January 31, 2024 (inception) through December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no revenue, its business plan is dependent on the completion of a financing transaction and the Company’s cash and working capital are not sufficient to complete its planned activities one year from the issuance date of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company’s auditor since 2024.

New York, New York
March 30, 2026

INFLECTION POINT ACQUISITION CORP. III
BALANCE SHEETS

	December 31, 2025	December 31, 2024
ASSETS
Current assets
Cash	$1,126,011	$—
Prepaid expenses and other current assets	174,127	5,532
Total Current Assets	1,300,138	5,532

Deferred offering costs	—	320,495
Long-term prepaid insurance	53,557	—
Other receivable – dividend income	824,770	—
Cash and marketable securities held in Trust Account	258,955,961	—
TOTAL ASSETS	$261,134,426	$326,027

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$302,149	$40,875
Accrued offering costs	75,000	204,608
Advances from related party	80,638	—
Promissory note – related party	187	126,884
Total current liabilities	457,974	372,367
Deferred legal fees	2,517,919	14,456
Deferred underwriting fee payable	12,045,000	—
TOTAL LIABILITIES	15,020,893	386,823

Commitments
Class A ordinary shares subject to possible redemption, 25,300,000 and no shares at a redemption value of $10.27 and $0 per share as of December 31, 2025 and 2024, respectively	259,780,731	—

Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 740,000 shares and no shares issued and outstanding, excluding 25,300,000 and no shares subject to possible redemption at December 31, 2025 and 2024, respectively(1)	74	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 8,433,333 shares issued and outstanding at December 31, 2025 and 2024(1)	844	844
Additional paid-in capital	—	24,156
Accumulated deficit	(13,668,116)	(85,796)
Total Shareholders’ Deficit	(13,667,198)	(60,796)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$261,134,426	$326,027

____________

(1)      On October 10, 2024, in connection with a recapitalization, the Company issued the Sponsor an additional 1,916,667 Class B ordinary shares for no additional consideration, following which the Sponsor holds 7,666,667 Class B ordinary shares. On November 18, 2024, the Company effected a share capitalization of 766,667 Class B ordinary shares, as a result of which the Sponsor owns 8,433,333 founder shares for which it paid approximately $0.003 per share. All share amounts have been retroactively restated to reflect these adjustments.

The accompanying notes are an integral part of these consolidated financial statements.

INFLECTION POINT ACQUISITION CORP. III
STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2025	For the Period from January 31, 2024 (inception) through December 31, 2024
Formation and operating costs	$6,532,315	$85,796
Loss from operations	(6,532,315)	(85,796)

OTHER INCOME
Dividend earned on marketable securities held in Trust Account	7,030,731	—
Total other income	7,030,731	—
NET INCOME (LOSS)	$498,416	$(85,796)

Weighted average shares outstanding, Redeemable shares	17,190,137	—
Basic and diluted net income per share, Redeemable shares	$0.63	$—
Weighted average shares outstanding, Non-redeemable shares(1)(2)	8,936,128	7,333,333
Basic and diluted net loss per share, Non-redeemable shares	$(1.16)	$(0.01)

____________

(1)      This number excludes an aggregate of up to 1,100,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters.

(2)      On October 10, 2024, in connection with a recapitalization, the Company issued the Sponsor an additional 1,916,667 Class B ordinary shares for no additional consideration, following which the Sponsor holds 7,666,667 Class B ordinary shares. On November 18, 2024, the Company effected a share capitalization of 766,667 Class B ordinary shares, as a result of which the Sponsor owns 8,433,333 founder shares for which it paid approximately $0.003 per share. All share amounts have been retroactively restated to reflect these adjustments.

The accompanying notes are an integral part of these consolidated financial statements.

INFLECTION POINT ACQUISITION CORP. III
STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2025 AND
FOR THE PERIOD FROM JANUARY 31, 2024 (INCEPTION) THROUGH DECEMBER 31, 2024

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholder’s Deficit
	Shares	Amount	Shares	Amount
Balance – January 31, 2024 (Inception)	—	$—	—	$—	$—	$—	$—
Issuance of Ordinary shares to Sponsor(1)(2)	—		8,433,333	844	24,156	—	25,000
Net loss	—	—	—	—	—	(85,796)	(85,796)
Balance – December 31, 2024	—	—	8,433,333	844	24,156	(85,796)	(60,796)

Accretion for Class A ordinary shares to redemption amount	—	—	—	—	(16,847,951)	(14,080,736)	(30,928,687)
Sale of 740,000 Private Placement Units	740,000	74	—	—	7,399,926	—	7,400,000
Fair value of rights included in Public units	—	—	—	—	7,369,890	—	7,369,890
Allocated value of transaction costs to Class A shares	—	—	—	—	(527,875)	—	(527,875)
Share based compensation	—	—	—	—	2,581,854	—	2,581,854
Net income	—	—	—	—	—	498,416	498,416
Balance – December 31, 2025	740,000	$74	8,433,333	$844	$—	$(13,668,116)	$(13,667,198)

____________

(1)      This number includes an aggregate of up to 1,100,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters.

(2)      On October 10, 2024, in connection with a recapitalization, the Company issued the Sponsor an additional 1,916,667 Class B ordinary shares for no additional consideration, following which the Sponsor holds 7,666,667 Class B ordinary shares. On November 18, 2024, the Company effected a share capitalization of 766,667 Class B ordinary shares, as a result of which the Sponsor owns 8,433,333 founder shares for which it paid approximately $0.003 per share. All share amounts have been retroactively restated to reflect these adjustments.

The accompanying notes are an integral part of these consolidated financial statements.

INFLECTION POINT ACQUISITION CORP. III
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2025	For the Period from January 31, 2024 (Inception) Through December 31, 2024
Cash Flows from Operating Activities:
Net income (loss)	$498,416	$(85,796)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Dividend earned on marketable securities held in Trust Account	(7,030,731)	—
Share-based compensation expense	2,581,854	—
Adjustment to accrued offering costs	(5,000)	—
Formation costs paid by Sponsor in exchange for issuance of Class B ordinary shares	—	5,788
Formation costs paid via advance from related party	—	187
Operating costs paid via promissory note – related party	—	34,266
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(162,751)	4,680
Long Term prepaid insurance	(53,557)	—
Accounts payable and accrued expenses	261,274	40,875
Deferred legal fee	2,468,474	—
Net cash used in operating activities	(1,442,021)	—

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(253,000,000)	—
Cash withdrawn from Trust Account for working capital purposes	250,000	—
Net cash used in investing activities	(252,750,000)	—

Cash Flows from Financing Activities:
Proceeds from sale of Units, net of underwriting discounts paid	248,600,000	—
Proceeds from sale of Private Placement Units	7,400,000	—
Proceeds from promissory note – related party	45,875	—
Repayment of promissory note – related party	(184,282)	—
Advances from related party	80,638	—
Payment of offering costs	(624,199)	—
Net cash provided by financing activities	255,318,032	—

Net Change in Cash	1,126,011	—
Cash – Beginning of period	—	—
Cash – End of period	$1,126,011	$—

Non-Cash investing and financing activities:
Offering costs included in accrued offering costs	$75,000	$219,064
Offering costs included in deferred legal fees	$34,989	$—
Deferred offering costs paid through promissory note – related party	$5,866	$92,431
Prepaid services contributed by Sponsor through promissory note – related party	$5,844	$—
Accretion of Class A ordinary shares to redemption value	$30,928,687	$—
Deferred underwriting fee payable	$12,045,000	$—
Deferred offering costs paid by Sponsor in exchange for issuance of Class B ordinary shares	$—	$9,000
Prepaid expenses paid by Sponsor in exchange for issuance of Class B ordinary shares	$—	$10,212

The accompanying notes are an integral part of these consolidated financial statements.

INFLECTION POINT ACQUISITION CORP. III
Notes to Consolidated Financial Statements

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Inflection Point Acquisition Corp. III (the “Company” or “Inflection Point”) is a special purpose acquisition company incorporated as a Cayman Islands exempted company on January 31, 2024. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (“Business Combination”). On August 5, 2025, in connection with the Company’s Business Combination Agreement (as defined below) IPCX Merger Sub Limited, a Cayman Islands exempted company (hereinafter, “Merger Sub”), was formed and is wholly-owned subsidiary of the Company.

Although the Company is not limited to a particular industry or geographic region for purposes of completing a Business Combination, the Company intends to capitalize on the ability of its management team to identify and combine with a business or businesses that can benefit from its management team’s established global relationships and operating experience. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2025, the Company had not commenced any operations. All activity for the period from January 31, 2024 (inception) through December 31, 2025, relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which occurred on April 28, 2025 (as described below), and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest and dividend income from the proceeds derived from the Initial Public Offering and the concurrent sale of the Private Placement Units (as defined below). The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Inflection Point Holdings III LLC (the “Sponsor”).

On February 5, 2024, the Sponsor made a capital contribution of $25,000, or approximately $0.004 per share, to cover certain of our offering and formation costs in exchange for 5,750,000 Class B ordinary shares (the “Founder Shares”). Subsequently on October 10, 2024, the Company effected a share capitalization of 1,916,667 Class B ordinary shares, as a result of which the Sponsor owned 7,666,667 Founder Shares. On November 18, 2024, the Company effected a share capitalization of 766,667 Class B ordinary shares, as a result of which the Sponsor owns 8,433,333 Founder Shares for which it paid approximately $0.003 per share. The share capitalizations are disclosed as retroactive adjustments. The Founder Shares include an aggregate of up to 1,100,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the number of Founder Shares collectively represents 25% of the Company’s issued and outstanding shares upon the completion of the Initial Public Offering (excluding the Private Placement Units). As a result of the full exercise of the over-allotment option by the underwriter, the 1,100,000 Founder Shares are no longer subject to forfeiture.

The registration statement for the Company’s Initial Public Offering was declared effective on April 24, 2025. On April 28, 2025, the Company consummated the Initial Public Offering of 25,300,000 units at $10.00 per unit (the “Public Units” and with respect to the ordinary shares included in the Public Units, the “Public Shares”), which includes the full exercise of the underwriters’ over-allotment option of 3,300,000 Units (see Note 3), generating gross proceeds of $253,000,000. Each Public Unit consists of one Class A ordinary share and one right (the “Public Rights”) to receive one-tenth of one Class A ordinary share upon the consummation of an initial business combination.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of an aggregate of 740,000 units (the “Private Placement Units” and together with the Public Units, the “Units”), to the Sponsor and Cantor Fitzgerald & Co., the representative of the underwriters (“Cantor”), at a price of $10.00 per unit, or $7,400,000 in the aggregate. Of the 740,000 Private Placement Units, the Sponsor purchased 500,000 Private Placement Units and Cantor purchased 240,000 Private Placement Units.

INFLECTION POINT ACQUISITION CORP. III
Notes to Consolidated Financial Statements

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Transaction costs amounted to $17,305,941, consisting of $4,400,000 of cash underwriting fee, $12,045,000 of deferred underwriting fee, and $860,941 of other offering costs.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward completing a Business Combination. The Company must complete one or more Business Combinations having an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes paid or payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination. Upon the closing of the Initial Public Offering on April 28, 2025, an amount of $253,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units, and a portion of the proceeds of the sale of the Private Placement Units, are held in the trust account (“Trust Account”) and will be initially be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended Business Combination and, may at any time be held as cash or cash items, including in demand deposit accounts at a bank, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.

The Company will provide its shareholders with the opportunity to redeem all or a portion of their Public Shares in connection with the completion of a Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The public shareholders will be entitled to redeem their Public Shares for a pro rata portion (the “Redemption Price”) of the amount held in the Trust Account (initially $10.00 per share), calculated as of two business days prior to the completion of a Business Combination, including interest earned on the funds held in the Trust Account (net of amounts withdrawn to fund our working capital requirements, subject to an annual limit of $250,000 (plus the rollover of unused amounts from prior years), and/or to pay for our taxes (any withdrawals to pay for our taxes (which shall exclude any 1% U.S. federal excise tax on stock repurchases under the Inflation Reduction Act of 2022 that is imposed on us, if any) shall not be subject to the $250,000 annual limitation described in the foregoing)) (such withdrawals, “Permitted Withdrawals”).

The Public Shares are recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

If the Company seeks shareholder approval, the Company will complete a Business Combination only if it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the Company’s ordinary shares which are represented in person or by proxy and are voted at a general meeting of the Company. If a shareholder vote is not required under applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5), the Private Placement Shares (as defined in Note 4) and any Public Shares purchased in or after the Initial Public Offering in favor of

INFLECTION POINT ACQUISITION CORP. III
Notes to Consolidated Financial Statements

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

approving a Business Combination and to waive its redemption rights with respect to any such shares in connection with a shareholder vote to approve a Business Combination (subject to applicable law). Cantor has agreed to vote its Private Placement Shares in favor of approving a Business Combination and to waive its redemption rights with respect to such shares in connection with a shareholder vote to approve a Business Combination (subject to applicable law). Additionally, each public shareholder may elect to redeem its Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the then-outstanding Public Shares without the Company’s prior written consent.

The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares, Private Placement Shares (as defined in Note 4) and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Completion Window (as defined below) or (ii) with respect to any other material provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment and (iii) to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares and Private Placement Units if the Company fails to complete a Business Combination.

The Company will have until the date that is (i) 24 months from the closing of the Initial Public Offering or such earlier liquidation date as the board of directors may approve or (ii) such later date approved by the holders of the Company’s ordinary shares pursuant to an amendment to the Company’s Amended and Restated Memorandum and Articles of Association (such date, the “Completion Window”) to complete a Business Combination. If the Company is unable to complete a Business Combination within the Completion Window, the Company will as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned and not previously released as Permitted Withdrawals (less taxes paid or payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will constitute full and complete payment for the Public Shares and completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation or other distributions, if any), subject to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares and Private Placement Units if the Company fails to complete a Business Combination within the Completion Window. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Completion Window. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Completion Window and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per share ($10.00).

The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a third party for services rendered or products sold to the Company, or by a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.00 per Public Share and (2) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than

INFLECTION POINT ACQUISITION CORP. III
Notes to Consolidated Financial Statements

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

$10.00 per Public Share due to reductions in the value of trust assets, less taxes paid or payable. This liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Air Water Business Combination

On August 25, 2025, Inflection Point, Air Water Ventures Holdings Limited, a Cayman Islands exempted company (“Air Water”), Air Water Ventures Limited, a Cayman Islands exempted company (“PubCo”) and Merger Sub, entered into a Business Combination Agreement (the “Air Water Business Combination Agreement”).

Pursuant to terms of the Air Water Business Combination Agreement and subject to the terms and conditions set forth therein: (a) Inflection Point will be merged with and into PubCo, as a result of which the separate corporate existence of Inflection Point shall cease and PubCo shall continue as the surviving company (the “First Merger”), and (b) one business day after the First Merger, Air Water will be merged with and into Merger Sub, as a result of which the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving company (such surviving company after such merger, “Air Water OpCo”) and a wholly owned direct subsidiary of PubCo (the “Second Merger” and, together with the First Merger, the “Mergers” and the Mergers together with the other transactions contemplated by the Business Combination Agreement, the “Air Water Business Combination”), resulting in a combined company whereby PubCo will own Air Water OpCo and substantially all of the assets and the business of the combined company will be held and operated by Air Water OpCo and its subsidiaries.

Structure and consideration

One day prior to the First Merger Effective Date (as defined below):

(i)     each then-issued and outstanding Units shall be automatically detached and separated into one Class A ordinary share and one right to receive one-tenth of one Class A ordinary share, upon the closing of Inflection Point’s initial business combination (each a “Right”);

(ii)    pursuant to Inflection Point’s Amended and Restated Memorandum and Articles of Association and the Sponsor Support Agreement (as defined below) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of Inflection Point will convert automatically, on a one-for-one basis, into one Class A ordinary share of Inflection Point; and

(iii)   each Right that is then-issued and outstanding shall be automatically converted into one-tenth of one Class A ordinary share of Inflection Point (the “Rights Conversion”) (provided, that if a holder of Rights would be entitled to receive a fraction of a Class A ordinary share upon the Rights Conversion, the number of Class A ordinary shares issued to such holder upon the Rights Conversion will be rounded down to the nearest whole number of Class A ordinary shares without cash settlement for such rounded fraction).

At the effective time of the First Merger (the “First Merger Effective Time”), by virtue of the First Merger and without any action on the part of any party or the holders of securities of Inflection Point or PubCo:

(i)     each Class A ordinary share (other than any Excluded Shares, Redeeming Shares and Inflection Point Dissenting Shares, each as defined below), which is issued and outstanding immediately prior to the First Merger Effective Time, shall be converted into the right to receive one ordinary share, par value $0.0001 per share, of PubCo (each a “PubCo Ordinary Share”);

INFLECTION POINT ACQUISITION CORP. III
Notes to Consolidated Financial Statements

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

(ii)    each ordinary share held in treasury by Inflection Point, if any (the “Excluded Shares”), that is issued and outstanding immediately prior to the First Merger Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, without any conversion thereof and no consideration shall be paid with respect thereto;

(iii)   each Public Share validly tendered for redemption in connection with the Air Water Business Combination pursuant to the Amended and Restated Memorandum and Articles of Association (the “Redeeming Shares”) will be redeemed by Inflection Point (the “Redemption”) and each Redeeming Share shall automatically be cancelled and shall cease to exist, and each holder of such Redeeming Shares shall thereafter cease to have any rights with respect to such securities except the right to be paid the Redemption Price in accordance with the Amended and Restated Memorandum and Articles of Association;

(iv)   each ordinary share issued and outstanding immediately prior to the First Merger Effective Time and held by a shareholder who is entitled to demand and has properly exercised in writing dissenter rights in respect of such shares in accordance with Section 238 of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) and who has otherwise complied with all of the provisions of the Companies Act relevant to the exercise and perfection of dissenters’ rights (such ordinary shares being referred to collectively as the “Inflection Point Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s dissenter rights under the Companies Act with respect to such shares) shall no longer be outstanding and shall automatically be cancelled by virtue of the First Merger, and the holder of such Inflection Point Dissenting Share shall thereafter cease to have any rights with respect to such Inflection Point Dissenting Share, but instead shall be entitled to the right to be paid the fair value of such Inflection Point Dissenting Share and such other rights as are granted by Section 238 of the Companies Act; provided, however, that if, after the First Merger Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to dissent pursuant to Section 238 of the Companies Act, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Companies Act, such ordinary shares shall cease to be Inflection Point Dissenting Shares and shall be treated as if they had been converted as of the First Merger Effective Time into the right to receive the consideration provided by clause (i) above without interest thereon; and

(v)    each PubCo Ordinary Share that is issued and outstanding immediately prior to the First Merger Effective Time (excluding, for the avoidance of doubt, any PubCo Ordinary Shares issued at the First Merger Effective Time in connection with the First Merger) shall be irrevocably surrendered to PubCo for cancellation and for consideration equal to the subscription price (if any) that was paid for such PubCo Ordinary Share.

At the effective time of the Second Merger (the “Second Merger Effective Time”) by virtue of the Second Merger and without any action on the part of any party or the holders of securities of Air Water or PubCo:

(i)     each ordinary share of a nominal or par value of $0.01344 per share of Air Water (each an “Air Water Ordinary Share”) that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into the right to receive a number of PubCo Ordinary Shares equal to the Exchange Ratio (as defined below);

(ii)    each series A1 redeemable preference shares of a nominal or par value of $0.0001 per share of Air Water (each an “Air Water Series A-1 Preferred Share”) and series A2 redeemable preference shares of a nominal or par value of $0.0001 per share of Air Water (each an “Air Water Series A-2 Preferred Share,” together with the Air Water Series A-1 Preferred Shares, the “Air Water Series A Preferred Shares” and together with the Air Water Ordinary Shares, the “Air Water Shares”) that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into the right to receive a number of series A preferred shares of US $0.001 par value per share of PubCo (each a “PubCo Series A Preferred Share”) equal to (i) the aggregate Accrued Value (as defined in Air Water’s amended and restated memorandum and articles of association) attributable to such Air Water Series A Preferred Share divided by (ii) $1,000;

INFLECTION POINT ACQUISITION CORP. III
Notes to Consolidated Financial Statements

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

(iii)   each warrant to purchase Air Water Ordinary Shares (each an “Air Water Warrant”) that is issued and outstanding immediately prior to the Second Merger Effective Time that was issued pursuant to a Pre-Funded PIPE Subscription Agreement or PIPE Agreement (each as defined below), will be converted into the right to receive a warrant to purchase PubCo Ordinary Shares (each a “PubCo Series A Investor Warrant”) exercisable for a number of PubCo Ordinary Shares equal to (x) the number of Air Water Ordinary Shares issuable upon conversion of the holder’s Air Water Series A Preferred Shares upon a hypothetical conversion of such Air Water Series A Preferred Shares immediately prior to the Second Merger multiplied by (y) the Exchange Ratio;

(iv)   each Air Water Warrant that is issued and outstanding immediately prior to the Second Merger Effective Time which was not issued pursuant to a Pre-Funded PIPE Subscription Agreement or PIPE Agreement, will be converted into the right to receive a PubCo Series A Investor Warrant exercisable for a number of PubCo Ordinary Shares equal to the number of Air Water Ordinary Shares issuable upon a hypothetical conversion of such Air Water Warrant as of immediately prior to the Second Merger;

(v)    each restricted stock unit of Air Water (each an “Air Water RSU”) that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into the right to receive restricted stock units subject to PubCo Ordinary Shares (each a “PubCo RSU”) on the same terms and conditions (including applicable vesting, settlement and termination provisions) as are in effect with respect to each such award of Air Water RSUs; provided, that each award of PubCo RSUs will be subject to the number of PubCo Ordinary Shares equal to the product of (x) the number of whole Air Water Ordinary Shares that were subject to such award of Air Water RSUs (with any fractional share otherwise resulting rounded down to the nearest whole share) immediately prior to the Second Merger Effective Time, multiplied by (y) the Exchange Ratio;

(vi)   each performance-based restricted stock unit granted that entitles the holder to a number of Earnout Shares (as defined below), determined based on the pro-rata portion of Earnout Shares attributable to such holder’s Air Water RSUs, subject to achievement of the applicable Triggering Event (as defined below) (each an “Air Water PSU”) that is issued and outstanding and unvested immediately prior to the Second Merger Effective Time shall be assumed and converted into the right to receive performance-based restricted stock units subject to PubCo Ordinary Shares (each a “PubCo PSU”) on the same terms and conditions (including applicable performance vesting criteria and other applicable settlement and termination provisions) as are in effect with respect to each such award of Air Water PSUs immediately prior to the Second Merger Effective Time; provided, that each award of PubCo PSUs will be subject to a number of PubCo Ordinary Shares, determined based on the pro-rata portion of Earnout Shares attributable to such holder’s Air Water RSUs, subject to achievement of the applicable Triggering Event (with any fractional share otherwise resulting rounded down to the nearest whole share); and

(vii)  each ordinary share of $1.00 par value per share of Merger Sub (each a “Merger Sub Share”) that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share of Merger Sub (as the surviving corporation of the Second Merger).

The “Exchange Ratio” will be equal to (A) the quotient of (i) $300,000,000 divided by (ii) the Redemption Price, divided by (B) the total number of Air Water Ordinary Shares (including the Air Water Ordinary Shares underlying the Air Water RSUs) issued and outstanding immediately prior to the Second Merger Effective Time.

INFLECTION POINT ACQUISITION CORP. III
Notes to Consolidated Financial Statements

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

In addition, following the Second Merger Effective Time, Pubco will issue to certain Air Water equity holders and the holders of Air Water PSUs (the “Air Water PSU Holders”) up to 30,000,000 additional PubCo Ordinary Shares in the aggregate (the “Earnout Shares”) in four tranches of 7,500,000, respectively, upon occurrence of the following events (each a “Triggering Event”):

•        (a) with respect to any full fiscal quarter of PubCo ending on or prior to June 30, 2026, the revenue from continuing operations (excluding extraordinary gains) for such fiscal quarter exceeds $25,000,000, or (b) PubCo or any of its consolidated subsidiaries enters into a binding and definitive agreement on or prior to June 30, 2026 with the US Federal Emergency Management Agency, the US Department of War or other US federal agency or Regenerate1 LLC that provides for minimum annual and recurring Revenue of at least $100,000,000;

•        with respect to any full fiscal quarter of PubCo ending on or prior to December 31, 2026, the revenue from continuing operations (excluding extraordinary gains) for such fiscal quarter exceeds $50,000,000;

•        with respect to any full fiscal quarter of PubCo ending on or prior to December 31, 2026, the EBITDA (as defined and reported by Bloomberg L.P.) for such fiscal quarter exceeds $12,500,000; and

•        within the time period beginning on the date that is the 6-month anniversary of the Second Merger Effective Time and ending on the date that is the 18-month anniversary of the Second Merger Effective Time, the closing sale price of one PubCo Ordinary Share as reported on Nasdaq (or the exchange on which the PubCo Ordinary Shares are then listed) for a period of at least twenty (20) days out of thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination, is greater than or equal to $20.00, in each case subject to equitable adjustments for any reclassification, share split (including a reverse share split), reorganization, recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a share dividend or share distribution.

Air Water Financings

In connection with the transactions contemplated by the Air Water Business Combination Agreement, on July 25, Air Water Ventures Ltd, a company incorporated under the laws of England and Wales (“Air Water UK”) entered into a subscription agreement with IPF, pursuant to which IPF subscribed for and purchased from Air Water UK preferred shares for an aggregate of $4 million. Such preferred shares were exchange for Air Water Series A1 Preferred Shares and Air Water Warrants to purchase Air Water Ordinary Shares.

In connection with the transactions contemplated by the Air Water Business Combination Agreement, on August 25, 2025, Air Water entered into a subscription agreement (the “Pre-Funded PIPE Subscription Agreement”) with Inflection Point Fund I, LP and certain other accredited investors named therein (collectively, the “Pre-Funded PIPE Investors”). Pursuant to the Pre-Funded PIPE Subscription Agreement, the Pre-Funded PIPE Investors agreed, among other things, to subscribe for and purchase, and Air Water agreed, among other things, to issue and allot, Air Water Series A1 Preferred Shares and Air Water Warrants to purchase Air Water Ordinary Shares, for aggregate consideration of approximately $28.5 million, substantially concurrently with the execution and delivery of the Air Water Business Combination Agreement.

In addition, on August 25, 2025, Air Water entered into subscription agreements (the “Closing PIPE Subscription Agreements” and together with the Pre-Funded PIPE Subscription Agreement, the “PIPE Agreements”) pursuant to which certain accredited investors named therein (collectively, the “Closing PIPE Investors”) agreed, among other things, to subscribe for and purchase, and Air Water agreed, among other things, to issue and allot, Air Water Series A1 Preferred Shares or Air Water Series A2 Preferred Shares and Air Water Warrants, for aggregate consideration of approximately $31.0 million, immediately prior to the Second Merger Effective Time.

INFLECTION POINT ACQUISITION CORP. III
Notes to Consolidated Financial Statements

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Closing Conditions

The obligations of Inflection Point, Air Water, PubCo and Merger Sub to consummate the Air Water Business Combination are subject to the satisfaction or waiver of customary closing conditions, including without limitation: (i) the adoption and/or approval, as applicable, by Inflection Point’s shareholders of (A) the adoption and approval of the Air Water Business Combination Agreement, the Mergers and the other transactions contemplated by the Air Water Business Combination, (B) the entry into the first plan of merger, (C) the adoption and approval of any other proposals as the SEC may indicate are necessary in its comments to the registration statement related to the Air Water Business Combination, and (D) the adoption and approval of such other matters as Air Water and Inflection Point shall hereafter mutually determine to be necessary or appropriate in order to effect the Air Water Business Combination, (ii) the approval of the holders of Air Water Shares (voting together as a single class and not as a separate series, and on an as-converted basis) of (A) the adoption and approval of the Air Water Business Combination Agreement and the Mergers, (B) the entry into the second plan of merger, and (C) the other transactions of the Air Water Business Combination, (iii) no adverse law or order that has the effect of making the transactions contemplated by the Air Water Business Combination Agreement illegal or otherwise prohibiting the consummation of such transactions, (iv) the expiration of all waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act with respect to the Business Combination, (v) approval of the listing of the PubCo Ordinary Shares on the Nasdaq Stock Market LLC, (vi) the registration statement related to the Air Water Business Combination having become effective (with no stop order having been issued by the SEC which remains in effect and no proceeding seeking such a stop order having been threatened or initiated by the SEC and not withdrawn), (vii) the accuracy of the representations and warranties and the performance of the covenants and agreements of each of the parties to the Air Water Business Combination Agreement, in each case subject to certain qualifiers, (viii) duly executed pay-off letters certifying certain indebtedness of Air Water and its subsidiaries, as specified in the Air Water Business Combination Agreement, shall have been paid off, (ix) execution and delivery of the other agreements, instruments, certificates or documents required to be executed or delivered in connection with or pursuant to the Air Water Business Combination Agreement, as applicable, (x) with respect to Inflection Point, Inflection Point shall have made all necessary and appropriate arrangements with the trustee to have all of the funds held in the Trust Account disbursed to Inflection Point in accordance with the Air Water Business Combination Agreement upon the Closing, and all such funds released from the Trust Account shall be available to PubCo, (xi) no material adverse effect with respect to either Air Water or Inflection Point shall have occurred which is continuing, and (xii) each of Air Water and Inflection Point shall have delivered a customary closing certificate.

Company Support Agreements

Concurrently with the execution of the Air Water Business Combination Agreement, Inflection Point entered into Company Support Agreements (each, a “Company Support Agreement”) with Air Water, PubCo and certain shareholders of Air Water (collectively, the “Supporting Stockholders”), pursuant to which each Supporting Stockholder has agreed to, among other things, (a) vote the Air Water Ordinary Shares held by such Supporting Stockholder (together with any other equity securities thereafter acquired by such Supporting Stockholder the “Air Water Subject Securities”) in favor of the Air Water Business Combination Agreement and the transactions contemplated thereby, (b) be bound by certain other covenants and agreements related to the Air Water Business Combination (c) be bound by certain transfer restrictions with respect to the Air Water Subject Securities and (d) waive its dissenter rights under Section 238 of the Cayman Act and any other similar statute.

Sponsor Support Agreement

In connection with the execution of the Air Water Business Combination Agreement, the Sponsor has entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with Inflection Point, PubCo and Air Water, pursuant to which the Sponsor has agreed to, among other things, (a) vote the Class B ordinary shares and the Class A ordinary shares held by Sponsor (together with any other equity securities thereafter acquired by Sponsor, the “Sponsor Subject Securities”) in favor of the matters to be approved by the shareholders of Inflection Point in connection with the Air Water Business Combination at any meeting of Inflection Point shareholders to be called for approval of the

INFLECTION POINT ACQUISITION CORP. III
Notes to Consolidated Financial Statements

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Business Combination, (b) waive its anti-dilution rights in the Amended and Restated Memorandum and Articles, (c) waive its dissenter rights under Section 238 of the Cayman Act and any other similar statute, (d) be bound by certain other covenants and agreements related to the Air Water Business Combination and (e) be bound by certain transfer restrictions with respect to the Sponsor Subject Securities, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement. The Sponsor Support Agreement also provides that Sponsor has agreed irrevocably to waive its redemption rights in connection with the consummation of the Air Water Business Combination with respect to any Sponsor Subject Securities they may hold.

Please refer to the Company’s Form 8-K as filed on August 25, 2025 for the full text of the aforementioned agreements entered into in connection with the Air Water Business Combination Agreement.

Liquidity, Capital Resources and Going Concern

As of December 31, 2025, the Company had cash and cash equivalents of $1,126,011. The Company intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, or certain of our officers and directors or their affiliates may, but are not obligated to, loan us funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay such loaned amounts. In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into Private Placement Units at a price of $10.00 per Unit at the option of the lender. As of December 31, 2025, no such Working Capital Loans were outstanding.

In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements — Going Concern,” Management has determined that the Company currently lacks the liquidity it needs to sustain operations for a reasonable period of time, which is considered to be at least one year from the date that the accompanying consolidated financial statements are issued as it expects to continue to incur significant costs in pursuit of its acquisition plans. In addition, Management has determined that if the Company is unable to complete an initial Business Combination within the completion window, then the Company will cease all operations except for the purpose of liquidating. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management plans to consummate an initial Business Combination prior to the end of the completion window. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after April 28, 2027, the end of the completion window. There can be no assurance that the Company’s plans to raise capital or to consummate an initial Business Combination will be successful.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, IPCX Merger Sub Limited. All significant intercompany balances and transactions have been eliminated in consolidation.

INFLECTION POINT ACQUISITION CORP. III
Notes to Consolidated Financial Statements

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had cash of $1,126,011 and $0 and did not have any cash equivalents as of December 31, 2025, and 2024.

Marketable Securities Held in Trust Account

The Company’s portfolio of investments is comprised of cash and U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities, which are presented at fair value. Gains and losses resulting from the change in fair value of these securities are included in income from investments held in the Trust Account in the accompanying consolidated statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. At December 31, 2025, the assets held in the Trust Account of $258,955,961 were held in money market funds. There were no marketable securities held in the Trust Account as of December 31, 2024. As of December 31, 2025, accrued income of $824,770 on the assets held in Trust account is included in other receivable — dividend income on the Company’s consolidated balance sheets.

INFLECTION POINT ACQUISITION CORP. III
Notes to Consolidated Financial Statements

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows. As of December 31, 2025 and 2024, there was $876,011 and $0 that exceeded the Federal Deposit Insurance Corporation coverage limit of $250,000.

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering.” Deferred offering costs consist principally of professional and registration fees that are related to the Initial Public Offering. FASB ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate Initial Public Offering proceeds from the Units between Class A ordinary shares and rights, using the residual method by allocating Initial Public Offering proceeds first to assigned value of the rights and then to the Class A ordinary shares. Offering costs allocated to the Class A ordinary shares subject to possible redemption were charged to temporary equity and offering costs allocated to the rights and Private Placement Units were charged to shareholder’s deficit as the rights and Private Placement Units, were accounted for under equity treatment based on the equity classification of the underlying financial instruments.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”), which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2025 and 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statement. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Share Rights

The Company accounted for the Public and Private Placement Rights issued in connection with the Initial Public Offering and the private placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging”. Accordingly, the Company evaluated and classified the rights under equity treatment at their assigned value.

INFLECTION POINT ACQUISITION CORP. III
Notes to Consolidated Financial Statements

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Class A Shares Subject to Possible Redemption

The Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of the Public Shares if the Company does not complete an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, or if there is a shareholder vote or tender offer in connection with the Company’s initial Business Combination. In accordance with ASC 480-10-S99, the Company classifies Public Shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption value. The change in the carrying value of redeemable shares will result in charges against additional paid-in capital (to the extent available) and accumulated deficit. Accordingly, as of December 31, 2025, Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheet. As of December 31, 2025, the Class A ordinary shares subject to possible redemption reflected in the balance sheet are reconciled in the following table:

Gross proceeds	$253,000,000
Less:
Proceeds allocated to Public Rights	(7,369,890)
Class A ordinary shares issuance cost	(16,778,066)
Plus:
Accretion of carrying value to redemption value	30,928,687
Class A Ordinary Shares subject to possible redemption, December 31, 2025	$259,780,731

Share-based compensation

The Company records share-based compensation in accordance with FASB ASC Topic 718, “Compensation-Share Compensation” (“ASC 718”), guidance to account for its share-based compensation. It defines a fair value-based method of accounting for an employee share option or similar equity instrument. The Company recognizes all forms of share-based payments at their fair value on the grant date, which are based on the estimated number of awards that are ultimately expected to vest. Share-based payments are valued using a Probability Weighted Expected Return Method. Grants of share-based payment awards issued to non-employees for services rendered have been recorded at the fair value of the share-based payment, which is the more readily determinable value. The grants are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period. If an award is granted, but vesting does not occur, any previously recognized compensation cost is reversed in the period related to the termination of service. Share-based compensation expenses are included in costs and operating expenses depending on the nature of the services provided in the statements of operations.

Net Income (Loss) per Ordinary Share

Net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. The calculation of diluted income per share does not consider the effect of the rights issued in connection with the Initial Public Offering and rights issued as components of the Private Placement Units (the “Private Placement Rights” and together with the Public Rights, the “Rights”) since the exercise of the Rights are contingent upon the occurrence of future events and the inclusion of such Rights would be anti-dilutive.

The Company’s consolidated statements of operations include a presentation of income (loss) per share for ordinary shares in a manner similar to the two-class method of income (loss) per share. Net income (loss) per ordinary share, basic and diluted, for redeemable ordinary shares is calculated by dividing the net (loss) income allocable to redeemable ordinary shares subject to possible redemption, by the weighted average number of redeemable ordinary

INFLECTION POINT ACQUISITION CORP. III
Notes to Consolidated Financial Statements

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

shares outstanding since original issuance. Net income (loss) per ordinary share, basic and diluted, for non-redeemable ordinary shares is calculated by dividing net (loss) income allocable to non-redeemable ordinary shares, by the weighted average number of non-redeemable ordinary shares outstanding for the periods.

	For the Year Ended December 31, 2025	For the Period from January 31, 2024 (inception) through December 31, 2024
Net income (loss)	$498,416	$(85,796)
Accretion of temporary equity to redemption value	(24,147,956)	—
Permitted withdrawal from Trust account for working capital purposes	250,000	—
Dividend income from Trust account	(7,030,731)	—
Net loss including accretion of temporary equity to redemption value	$(30,430,271)	$(85,796)
	For the Year Ended December 31, 2025	For the Period from January 31, 2024 (inception) through December 31, 2024
Redeemable shares
Numerator:
Allocation of net income	$(20,022,018)	$—
Accretion of temporary equity to redemption value	24,147,956	—
Permitted withdrawal from Trust account for working capital purposes	(250,000)	—
Dividend income from Trust account	7,030,731	—
Net income	$10,906,669	$—
Denominator:
Weighted average number of Redeemable shares	17,190,137	—
Basic and diluted net income per Redeemable share	$0.63	$—

Non-redeemable shares
Numerator:
Allocation of net income (loss)	$(10,408,253)	$(85,796)
Denominator:
Weighted average number of Non-redeemable shares	8,936,128	7,333,333
Basic and diluted net loss per Non-redeemable share	$(1.16)	$(0.01)

Recent Accounting Standards

In November 2024, the FASB issued Accounting Standards Update (“ASU”) 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statement.

INFLECTION POINT ACQUISITION CORP. III
Notes to Consolidated Financial Statements

NOTE 3. PUBLIC OFFERING

Pursuant to the Initial Public Offering on April 28, 2025, the Company sold 25,300,000 Public Units, which includes the full exercise of the underwriters’ over-allotment option in the amount of 3,300,000 Public Units, at a purchase price of $10.00 per Public Unit. Each Public Unit consists of one Public Share and one Public Right to receive one-tenth (1/10) of one Class A ordinary share upon the consummation of a Business Combination.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor and Cantor purchased an aggregate of 740,000 Private Placement Units at a price of $10.00 per Private Placement Units, for an aggregate purchase price of $7,400,000. Each Private Placement Unit consists of one Class A ordinary share (the “Private Placement Shares”), and one Private Placement Right. Of those 740,000 Private Placement Units, the Sponsor purchased 500,000 Private Placement Units and Cantor purchased 240,000 Private Placement Units. A portion of the proceeds from the sale of the Private Placement Units were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Completion Window, the proceeds from the sale of the Private Placement Units held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law).

The Private Placement Units are identical to the Units sold in the Initial Public Offering except that, for so long as the Private Placement Units are held by the Sponsor, Cantor, or their permitted transferees, the Private Placement Units (i) may not (including the Private Placement Shares, Private Placement Rights and Class A ordinary shares underlying the Private Placement Rights), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the Company’s initial Business Combination, (ii) each Private Placement Share included in each Private Placement Unit will not have any redemption rights or be entitled to liquidating distributions from the Trust Account, (iii) the Private Placement Units (including the Private Placement Shares, Private Placement Rights and Class A ordinary shares underlying the Private Placement Rights) will be entitled to registration rights, (iv) each holder of Private Placement Shares will agree to vote any Private Placement Shares in favor of a proposed initial Business Combination if the Company seeks shareholder approval for such Business Combination and in favor of any proposals recommended by the Company’s board of directors in connection with such Business Combination, and (v) with respect to Private Placement Rights held by Cantor. and/or its designees, will not be convertible more than five years from the commencement of sales in the Initial Public Offering in accordance with FINRA Rule 5110(g)(8). The Private Placement Units may be worthless if the Company does not complete an initial Business Combination.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On February 5, 2024, the Sponsor made a capital contribution of $25,000, or approximately $0.004 per share, to cover certain of our offering and formation costs in exchange for 5,750,000 Founder Shares. Subsequently on October 10, 2024, the Company effected a share capitalization of 1,916,667 Class B ordinary shares, as a result of which the Sponsor owned 7,666,667 Founder Shares. On November 18, 2024, the Company effected a share capitalization of 766,667 Class B ordinary shares, as a result of which the Sponsor owns 8,433,333 Founder Shares for which it paid approximately $0.003 per share. The share capitalizations are disclosed as retroactive adjustments. The Founder Shares include an aggregate of up to 1,100,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the number of Founder Shares collectively represents 25% of the Company’s issued and outstanding shares upon the completion of the Initial Public Offering (excluding the Private Placement Units). As a result of the full exercise of the over-allotment option by the underwriter, the 1,100,000 Founder Shares are no longer subject to forfeiture.

In April 2025, the Sponsor sold membership interests equivalent to an aggregate of 340,000 Class B ordinary shares to four independent director nominees for approximately $0.003 per share. The sale of the Founders Shares to the Company’s independent directors is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation”

INFLECTION POINT ACQUISITION CORP. III
Notes to Consolidated Financial Statements

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

(“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The fair value of the 340,000 shares granted to the Company’s independent directors was $775,892 or approximately $2.29 per share. Also, in April 2025, the Sponsor sold membership interests equivalent to an aggregate of 791,382 Class B ordinary shares to three officers for approximately $0.003 per share. The fair value of the 791,382 shares granted to the Company’s officers was $1,805,962 or approximately $2.29 per share. Such amount has been recorded as compensation expense on April 2, 2025, the date the shares were granted, as there are no service restrictions. The valuation was derived using PWERM model in which the expected share price at the initial Business Combination close is $9.709, the likelihood of the Initial Public Offering was 80%, the likelihood of a Business Combination was 30% and the applied Discount for Lack of Marketability (DLOM) was 1.8%.

The Sponsor has agreed not to transfer, assign or sell any of the Founder Shares and any Class A ordinary shares issuable upon conversion thereof until the earlier to occur of: (i) 180 days after the completion of the initial Business Combination or (ii) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after the initial Business Combination that results in all of the shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Promissory Note — Related Party

On October 10, 2024, an affiliate of the Sponsor, Inflection Point Fund I, LP, had agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the Initial Public Offering. The loan was non-interest bearing, unsecured and due at the earlier of December 31, 2025 or the closing of the Initial Public Offering. The Company repaid $184,282 at the closing of the Initial Public Offering. As of December 31, 2025, and 2024, respectively, the Company had $187 and $126,884 outstanding under the promissory note. Borrowings under the note are no longer available.

Services and Indemnification Agreement

Commencing on the date the securities of the Company are first listed on Nasdaq, April 25, 2025, the Company will pay an aggregate of $29,167 per month to Inflection Point Asset Management LLC (“IPAM”), an affiliate of the Sponsor and executive officers, for the services of Kevin Shannon, Chief Operating Officer and for office space and administrative services provided to members of our management team. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. In addition, the Company, pursuant to the services and indemnification agreement with the Sponsor, IPAM and Kevin Shannon relating to the monthly payment for the services of Kevin Shannon, Chief Operating Officer and for office space and administrative services provided to members of our management team, agreed that it will indemnify the Sponsor and IPAM from any claims arising out of or relating to the Initial Public Offering or the Company’s operations or conduct of the Company’s business or any claim against the Sponsor and/or IPAM alleging any expressed or implied management or endorsement by the Sponsor and/or IPAM of any of the Company’s activities or any express or implied association between the Sponsor and/or IPAM, on the one hand, and the Company or any of its other affiliates, on the other hand, which agreement provides that the indemnified parties cannot access the funds held in the Trust Account.

For the year ended December 31, 2025, we incurred and paid $239,167 of fees for these services.

Related Party Loans

In order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the officers and directors may, but are not obligated to, loan the Company funds as may be required. If the Company completes its initial Business Combination, the Company would repay such loaned amounts. In the event that the initial Business Combination does not close, the Company may use amounts held outside the Trust Account to repay such loaned amounts and funds received from permitted withdrawals but no proceeds from the Trust Account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into additional Private Placement Units at a price of $10.00 per Unit at the option of the lender. As of December 31, 2025 and 2024, no such loans were outstanding.

INFLECTION POINT ACQUISITION CORP. III
Notes to Consolidated Financial Statements

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

Advances from Related Party

As of December 31, 2025 and 2024, the Company owed related parties $80,638 and $0, respectively for expenses paid on the Company’s behalf.

NOTE 6. COMMITMENTS

Registration Rights

The holders of the Founder Shares, Private Placement Units (including any Private Placement Shares, Private Placement Rights and any Class A ordinary shares underlying the Private Placement Rights) and any additional Private Placement Units that may be issued upon conversion of the Working Capital Loans (including any Private Placement Shares, Private Placement Rights and any Class A ordinary shares underlying the Private Placement Rights) are entitled to registration rights pursuant to a registration rights agreement signed prior to the effective date of the Initial Public Offering requiring the Company to register a sale of any of the securities held by them, including any other securities of the Company acquired by them prior to the consummation of the Company’s initial Business Combination. The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggyback” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Risks and Uncertainties

The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyberattacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect the Company’s search for an initial Business Combination and any target business with which the Company may ultimately consummate an initial Business Combination.

Underwriting Agreement

The underwriters had a 45-day option from the date of the Initial Public Offering to purchase up to an additional 3,300,000 units to cover over-allotments, if any. On April 28, 2025, the underwriter fully exercised its over-allotment option. The underwriters were entitled to a cash underwriting discount of $0.20 per unit, or $4,400,000 in the aggregate (whether or not the underwriters’ option to purchase additional units was exercised), which was paid upon closing of the Initial Public Offering.

INFLECTION POINT ACQUISITION CORP. III
Notes to Consolidated Financial Statements

NOTE 6. COMMITMENTS (cont.)

In addition, the underwriters are entitled to a deferred fee of $0.45 per unit on units other than those sold pursuant to the underwriters’ option to purchase additional units and $0.65 per unit on units sold pursuant to the underwriters’ option to purchase additional units, or $12,045,000 in the aggregate due to the full exercise of the underwriters’ over-allotment option. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Deferred Legal Fees

As of December 31, 2025, and 2024, the Company had a total of $2,517,919 and $14,456, respectively, of deferred legal fees to be paid to the Company’s legal advisors upon the consummation of the Business Combination, which are classified as a non-current liability in the accompanying consolidated balance sheets.

NOTE 7. SHAREHOLDERS’ DEFICIT

Preference Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001. The Company’s board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors will be able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. At December 31, 2025 and 2024, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At December 31, 2025, there were 740,000 Class A ordinary shares issued and outstanding, excluding 25,300,000 shares subject to possible redemption. At December 31, 2024, there were no shares issued and outstanding.

Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. At December 31, 2025 and 2024, there were 8,433,333 Class B ordinary shares issued and outstanding, of which an aggregate of up to 1,100,000 Founder Shares were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part so that the number of Founder Shares will equal 25% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering (excluding the Private Placement Shares). As a result of the full exercise of the over-allotment option by the underwriter, the 1,100,000 Founder Shares are no longer subject to forfeiture.

Prior to the closing of the initial Business Combination, only holders of the Class B ordinary shares will be entitled to vote on continuing the Company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents of the Company or to adopt new constitutional documents of the Company, in each case, as a result of the Company approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). On any other matters submitted to a vote of the Company’s shareholders prior to or in connection with the completion of the initial Business Combination, holders of the Class B ordinary shares and holders of the Class A ordinary shares will vote together as a single class, except as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares immediately prior to, concurrently with or immediately following the completion of a Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with a Business Combination, the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, 25% of the sum of (i) the total number of Class A ordinary shares outstanding (excluding the Private Placement Units and the ordinary shares underlying the rights and after giving effect to any redemptions of Public Shares by public shareholders) after such conversion plus (ii) the sum of the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or

INFLECTION POINT ACQUISITION CORP. III
Notes to Consolidated Financial Statements

NOTE 7. SHAREHOLDERS’ DEFICIT (cont.)

in relation to the consummation of a Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in a Business Combination and any Private Placement Units issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Rights — Except in cases where the Company is not the surviving company in a business combination, each holder of a right will automatically receive one-tenth (1/10) of one Class A ordinary share upon consummation of the initial Business Combination. The Company will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Cayman law. In the event the Company is not the surviving company upon completion of the initial business combination, each holder of a Right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of one Class A ordinary share underlying each Right upon consummation of the Business Combination. If the Company is unable to complete the initial Business Combination within the required time period and the Company will redeem the public shares for the funds held in the Trust Account, holders of Rights will not receive any of such funds for their Rights and the Rights will expire worthless.

NOTE 8. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on assessment of the assumptions that market participants would use in pricing the asset or liability.

The Public Rights have been classified within shareholders’ deficit and will not require remeasurement after issuance. The Public Rights were classified within Level 3 of the fair value hierarchy at the measurement dates due to the use of unobservable inputs inherent in assumptions related to the market adjustments as noted below. The following table presents the quantitative information regarding market assumptions used in the valuation of the Public Rights:

April 28, 2025
Trade price of Unit	$10.00
Stock price	$9.709
Market adjustment(1)	30%
Fair value per share right	$0.2913

____________

(1)      Market adjustment reflects additional factors not fully captured by low volatility selection, which may include likelihood of business combination occurring, market perception of lack of available or suitable targets, or possible post-acquisition decline of stock price prior to beginning of the exercise period. The adjustment is determined by comparing traded warrant prices to simulated model outputs.

INFLECTION POINT ACQUISITION CORP. III
Notes to Consolidated Financial Statements

NOTE 8. FAIR VALUE MEASUREMENTS (cont.)

At December 31, 2024 there were no assets held in the Trust Account. At December 31, 2025, assets held in the Trust Account were comprised of $258,955,961 in money market funds which are invested primarily in U.S. Treasury Securities. As of December 31, 2025, accrued income of $824,770 on the assets held in Trust account is included in other receivable — dividend income on the Company’s consolidated balance sheets. From inception through December 31, 2025, the Company did not withdraw any interest earned on the Trust Account to pay for its franchise and income tax obligations.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2025 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2025
Assets:
Investments held in Trust Account – U.S. Treasury Securities Money Market Fund	1	$258,955,961

NOTE 9. SEGMENT INFORMATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

The Company’s CODM has been identified as the Chief Financial Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net loss that also is reported on the statement of operations as net loss. The measure of segment assets is reported on the balance sheet as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income or loss and total assets, which include the following:

December 31, 2025
Cash and marketable securities held in Trust Account	$258,955,961
Cash	$1,126,011
	For the Year Ended December 31, 2025	For the Period from January 31, 2024 (inception) through December 31, 2024
Formation and operating costs	$6,532,315	$85,796
Dividend income earned on marketable securities held in Trust Account	$7,030,731	$—

INFLECTION POINT ACQUISITION CORP. III
Notes to Consolidated Financial Statements

NOTE 9. SEGMENT INFORMATION (cont.)

The key measures of segment profit or loss reviewed by the CODM are general and administrative costs. General and administrative costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete the Initial Public Offering and eventually a Business Combination within the Completion Window. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. General and administrative costs, as reported on the consolidated statement of operations, are the significant segment expenses provided to the CODM on a regular basis.

All other segment items included in net loss are reported on the statement of operations and described within their respective disclosures.

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

NOTE 11. EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR’S REPORT

On June 5, 2026, Inflection Point and Air Water entered into that certain Amendment No. 2 to the Air Water Business Combination Agreement (the “BCA Amendment”). The BCA Amendment:

(i)     Reduces the aggregate base consideration to be paid to holders of ordinary shares of Air Water from $300,000,000 to $200,000,000.

(ii)    Modifies the triggering events upon which additional ordinary shares of PubCo may be issued pursuant to the earnout provisions in the Air Water Business Combination Agreement as follows:

•        “Triggering Event I” will occur if, on or prior to the quarter ending December 31, 2027, the annual revenue run rate of PubCo equals or exceeds $80,000,000.

•        “Triggering Event II” will occur if, on or prior to the quarter ending December 31, 2027, the annual EBITDA run rate of PubCo equals or exceeds $30,000,000.

•        “Triggering Event III” will occur if, on or prior to the quarter ending June 30, 2028, (a) the annual revenue run rate of PubCo equals or exceeds $160,000,000 and (b) the annual EBITDA run rate of PubCo equals or exceeds $70,000,000.

•        “Triggering Event IV” will occur if, between the six-month anniversary of closing of the Air Water Business Combination and June 30, 2028, the trading price of PubCo’s ordinary shares is greater than or equal to $20.00 for at least 30 trading days out of 45 consecutive trading days.

(iii)   Reduces the number of ordinary shares of PubCo may be issued pursuant to the earnout provisions in the Air Water Business Combination Agreement from a maximum of 30,000,000 ordinary shares (in four equal tranches of 7,500,000 ordinary shares) to a maximum of 20,000,000 ordinary shares (in four equal tranches of 5,000,000 ordinary shares).

(iv)   Updates the allocation schedule with respect to the holders of equity of Air Water that are eligible to participate in the earnout under the Air Water Business Combination Agreement.

INFLECTION POINT ACQUISITION CORP. III

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2026	December 31, 2025
	(Unaudited)
ASSETS
Current assets
Cash	$834,598	$1,126,011
Prepaid expenses and other current assets	239,414	174,127
Total Current Assets	1,074,012	1,300,138

Deferred offering costs	—	—
Long-term prepaid insurance	11,643	53,557
Other receivable – dividend income	790,642	824,770
Cash and marketable securities held in Trust Account	261,298,144	258,955,961
TOTAL ASSETS	$263,174,441	$261,134,426

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$222,409	$302,149
Accrued offering costs	75,000	75,000
Advances from related party	13,921	80,638
Promissory note – related party	187	187
Total current liabilities	311,517	457,974
Deferred legal fees	3,023,074	2,517,919
Deferred underwriting fee payable	12,045,000	12,045,000
TOTAL LIABILITIES	15,379,591	15,020,893

Commitments

Class A ordinary shares subject to possible redemption, 25,300,000 shares at a redemption value of $10.35 and $10.27 per share as of March 31, 2026 and December 31, 2025, respectively	261,838,786	259,780,731

Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 740,000 shares issued and outstanding, excluding 25,300,000 shares subject to possible redemption as of March 31, 2026 and December 31, 2025	74	74
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 8,433,333 shares issued and outstanding at March 31, 2026 and December 31, 2025	844	844
Additional paid-in capital	—	—
Accumulated deficit	(14,044,854)	(13,668,116)
Total Shareholders’ Deficit	(14,043,936)	(13,667,198)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$263,174,441	$261,134,426

The accompanying notes are an integral part of these unaudited consolidated financial statements.

INFLECTION POINT ACQUISITION CORP. III

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Three Months Ended March 31,
	2026	2025
Formation and operating costs	$626,738	$80,334
Loss from operations	(626,738)	(80,334)

OTHER INCOME
Dividends earned on marketable securities held in Trust Account	2,308,055	—
Total other income, net	2,308,055	—

NET INCOME (LOSS)	$1,681,317	$(80,334)

Weighted average shares outstanding, Redeemable shares	25,300,000	—
Basic and diluted net income per share, Redeemable shares	$0.07	$—
Weighted average shares outstanding, Non-redeemable shares(1)(2)	9,173,333	7,333,333
Basic and diluted net loss per share, Non-redeemable shares	$(0.01)	$(0.01)

____________

(1)      For the three months ended March 31, 2025, excludes up to 1,100,000 of the founder shares that were subject to surrender by the Sponsor for no consideration depending on the extent to which the underwriters’ over-allotment is exercised (Note 5). On April 28, 2025, the Company consummated the Initial Public Offering of 25,300,000 units at $10.00 per unit, which includes the full exercise of the underwriter’s over-allotment option, therefore the 1,100,000 founder shares are no longer subject to forfeiture.

(2)      On October 10, 2024, in connection with a recapitalization, the Company issued the Sponsor an additional 1,916,667 Class B ordinary shares for no additional consideration, following which the Sponsor holds 7,666,667 Class B ordinary shares. On November 18, 2024, the Company effected a share capitalization of 766,667 Class B ordinary shares, as a result of which the Sponsor owns 8,433,333 founder shares for which it paid approximately $0.003 per share. All share amounts have been retroactively restated to reflect these adjustments.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INFLECTION POINT ACQUISITION CORP. III

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2026

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholder’s Deficit
	Shares	Amount	Shares	Amount
Balance – December 31, 2025	740,000	$74	8,433,333	$844	$—	$(13,668,116)	$(13,667,198)
Accretion for Class A ordinary shares to redemption amount	—	—	—	—	—	(2,058,055)	(2,058,055)
Net income	—	—	—	—	—	1,681,317	1,681,317
Balance – March 31, 2026	740,000	$74	8,433,333	$844	$—	$(14,044,854)	$(14,043,936)

FOR THE THREE MONTHS ENDED MARCH 31, 2025

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholder’s Deficit
	Shares	Amount	Shares	Amount
Balance – January 1, 2025	—	$—	8,433,333	$844	$24,156	$(85,796)	$(60,796)
Net loss	—	—	—	—	—	(80,334)	(80,334)
Balance – March 31, 2025	—	$—	8,433,333	$844	$24,156	$(166,130)	$(141,130)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INFLECTION POINT ACQUISITION CORP. III

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Three Months Ended March 31,
	2026	2025
Cash Flows from Operating Activities:
Net income (loss)	$1,681,317	$(80,334)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Operating costs paid via promissory note – related party	—	5,000
Dividends earned on marketable securities held in Trust Account	(2,308,055)	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(65,287)	2,738
Long Term prepaid insurance	41,914	—
Accounts payable and accrued expenses	(79,740)	72,596
Deferred legal fee	505,155	—
Net cash used in operating activities	(224,696)	—

Cash Flows from Financing Activities:
Repayment of advances from related party	(80,638)	—
Advances from related party	13,921	—
Net cash used in financing activities	(66,717)	—

Net Change in Cash	(291,413)	—
Cash – Beginning of period	1,126,011	—
Cash – End of period	$834,598	$—

Non-Cash investing and financing activities:
Deferred offering costs included in accrued offering costs	$—	$182,081
Deferred offering costs included in deferred legal fees	$—	$18,220
Deferred offering costs paid through promissory note – related party	$—	$5,866
Accretion of Class A ordinary shares to redemption value	$2,058,055	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

INFLECTION POINT ACQUISITION CORP. III
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2026
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Inflection Point Acquisition Corp. III (the “Company” or “Inflection Point”) is a special purpose acquisition company incorporated as a Cayman Islands exempted company on January 31, 2024. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (“Business Combination”). On August 5, 2025, in connection with the Company’s Business Combination Agreement (as defined below) IPCX Merger Sub Limited, a Cayman Islands exempted company (hereinafter, “Merger Sub”), was formed and is wholly-owned subsidiary of the Company.

Although the Company is not limited to a particular industry or geographic region for purposes of completing a Business Combination, the Company intends to capitalize on the ability of its management team to identify and combine with a business or businesses that can benefit from its management team’s established global relationships and operating experience. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of March 31, 2026, the Company had not commenced any operations. All activity for the period from January 31, 2024 (inception) through March 31, 2026, relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which occurred on April 28, 2025 (as described below), and subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest and dividend income from the proceeds derived from the Initial Public Offering and the concurrent sale of the Private Placement Units (as defined below). The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Inflection Point Holdings III LLC (the “Sponsor”).

On February 5, 2024, the Sponsor made a capital contribution of $25,000, or approximately $0.004 per share, to cover certain of our offering and formation costs in exchange for 5,750,000 Class B ordinary shares (the “Founder Shares”). Subsequently on October 10, 2024, the Company effected a share capitalization of 1,916,667 Class B ordinary shares, as a result of which the Sponsor owned 7,666,667 Founder Shares. On November 18, 2024, the Company effected a share capitalization of 766,667 Class B ordinary shares, as a result of which the Sponsor owns 8,433,333 Founder Shares for which it paid approximately $0.003 per share. The share capitalizations are disclosed as retroactive adjustments. The Founder Shares include an aggregate of up to 1,100,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the number of Founder Shares collectively represents 25% of the Company’s issued and outstanding shares upon the completion of the Initial Public Offering (excluding the Private Placement Units). As a result of the full exercise of the over-allotment option by the underwriter, the 1,100,000 Founder Shares are no longer subject to forfeiture.

The registration statement for the Company’s Initial Public Offering was declared effective on April 24, 2025. On April 28, 2025, the Company consummated the Initial Public Offering of 25,300,000 units at $10.00 per unit (the “Public Units” and with respect to the ordinary shares included in the Public Units, the “Public Shares”), which includes the full exercise of the underwriters’ over-allotment option of 3,300,000 Units (see Note 3), generating gross proceeds of $253,000,000. Each Public Unit consists of one Class A ordinary share and one right (the “Public Rights”) to receive one-tenth of one Class A ordinary share upon the consummation of an initial business combination.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of an aggregate of 740,000 units (the “Private Placement Units” and together with the Public Units, the “Units”), to the Sponsor and Cantor Fitzgerald & Co., the representative of the underwriters (“Cantor”), at a price of $10.00 per unit, or $7,400,000 in the aggregate. Of the 740,000 Private Placement Units, the Sponsor purchased 500,000 Private Placement Units and Cantor purchased 240,000 Private Placement Units.

Transaction costs amounted to $17,305,941, consisting of $4,400,000 of cash underwriting fee, $12,045,000 of deferred underwriting fee, and $860,941 of other offering costs.

INFLECTION POINT ACQUISITION CORP. III
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2026
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward completing a Business Combination. The Company must complete one or more Business Combinations having an aggregate fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes paid or payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination. Upon the closing of the Initial Public Offering on April 28, 2025, an amount of $253,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units, and a portion of the proceeds of the sale of the Private Placement Units, are held in the trust account (“Trust Account”) and will be initially be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended Business Combination and, may at any time be held as cash or cash items, including in demand deposit accounts at a bank, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.

The Company will provide its shareholders with the opportunity to redeem all or a portion of their Public Shares in connection with the completion of a Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The public shareholders will be entitled to redeem their Public Shares for a pro rata portion (the “Redemption Price”) of the amount held in the Trust Account (initially $10.00 per share), calculated as of two business days prior to the completion of a Business Combination, including interest earned on the funds held in the Trust Account (net of amounts withdrawn to fund our working capital requirements, subject to an annual limit of $250,000 (plus the rollover of unused amounts from prior years), and/or to pay for our taxes (any withdrawals to pay for our taxes (which shall exclude any 1% U.S. federal excise tax on stock repurchases under the Inflation Reduction Act of 2022 that is imposed on us, if any) shall not be subject to the $250,000 annual limitation described in the foregoing)) (such withdrawals, “Permitted Withdrawals”).

The Public Shares are recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

If the Company seeks shareholder approval, the Company will complete a Business Combination only if it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the Company’s ordinary shares which are represented in person or by proxy and are voted at a general meeting of the Company. If a shareholder vote is not required under applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5), the Private Placement Shares (as defined in Note 4) and any Public Shares purchased in or after the Initial Public Offering in favor of approving a Business Combination and to waive its redemption rights with respect to any such shares in connection

INFLECTION POINT ACQUISITION CORP. III
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2026
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

with a shareholder vote to approve a Business Combination (subject to applicable law). Cantor has agreed to vote its Private Placement Shares in favor of approving a Business Combination and to waive its redemption rights with respect to such shares in connection with a shareholder vote to approve a Business Combination (subject to applicable law). Additionally, each public shareholder may elect to redeem its Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the then-outstanding Public Shares without the Company’s prior written consent.

The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares, Private Placement Shares (as defined in Note 4) and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Completion Window (as defined below) or (ii) with respect to any other material provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment and (iii) to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares and Private Placement Units if the Company fails to complete a Business Combination.

The Company will have until the date that is (i) 24 months from the closing of the Initial Public Offering or such earlier liquidation date as the board of directors may approve or (ii) such later date approved by the holders of the Company’s ordinary shares pursuant to an amendment to the Company’s Amended and Restated Memorandum and Articles of Association (such date, the “Completion Window”) to complete a Business Combination. If the Company is unable to complete a Business Combination within the Completion Window, the Company will as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned and not previously released as Permitted Withdrawals (less taxes paid or payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will constitute full and complete payment for the Public Shares and completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation or other distributions, if any), subject to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares and Private Placement Units if the Company fails to complete a Business Combination within the Completion Window. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Completion Window. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Completion Window and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per share ($10.00).

The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a third party for services rendered or products sold to the Company, or by a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (1) $10.00 per Public Share and (2) the actual amount

INFLECTION POINT ACQUISITION CORP. III
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2026
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of trust assets, less taxes paid or payable. This liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Air Water Business Combination

On August 25, 2025, Inflection Point, Air Water Ventures Holdings Limited, a Cayman Islands exempted company (“Air Water”), Air Water Ventures Limited, a Cayman Islands exempted company (“PubCo”) and Merger Sub, entered into a Business Combination Agreement (the “Air Water Business Combination Agreement”).

Pursuant to terms of the Air Water Business Combination Agreement and subject to the terms and conditions set forth therein: (a) Inflection Point will be merged with and into PubCo, as a result of which the separate corporate existence of Inflection Point shall cease and PubCo shall continue as the surviving company (the “First Merger”), and (b) one business day after the First Merger, Air Water will be merged with and into Merger Sub, as a result of which the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving company (such surviving company after such merger, “Air Water OpCo”) and a wholly owned direct subsidiary of PubCo (the “Second Merger” and, together with the First Merger, the “Mergers” and the Mergers together with the other transactions contemplated by the Business Combination Agreement, the “Air Water Business Combination”), resulting in a combined company whereby PubCo will own Air Water OpCo and substantially all of the assets and the business of the combined company will be held and operated by Air Water OpCo and its subsidiaries.

Structure and consideration

One day prior to the First Merger Effective Date (as defined below):

(i)     each then-issued and outstanding Units shall be automatically detached and separated into one Class A ordinary share and one right to receive one-tenth of one Class A ordinary share, upon the closing of Inflection Point’s initial business combination (each a “Right”);

(ii)    pursuant to Inflection Point’s Amended and Restated Memorandum and Articles of Association and the Sponsor Support Agreement (as defined below) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of Inflection Point will convert automatically, on a one-for-one basis, into one Class A ordinary share of Inflection Point; and

(iii)   each Right that is then-issued and outstanding shall be automatically converted into one-tenth of one Class A ordinary share of Inflection Point (the “Rights Conversion”) (provided that if a holder of Rights would be entitled to receive a fraction of a Class A ordinary share upon the Rights Conversion, the number of Class A ordinary shares issued to such holder upon the Rights Conversion will be rounded down to the nearest whole number of Class A ordinary shares without cash settlement for such rounded fraction).

INFLECTION POINT ACQUISITION CORP. III
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2026
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

At the effective time of the First Merger (the “First Merger Effective Time”), by virtue of the First Merger and without any action on the part of any party or the holders of securities of Inflection Point or PubCo:

(i)     each Class A ordinary share (other than any Excluded Shares, Redeeming Shares and Inflection Point Dissenting Shares, each as defined below), which is issued and outstanding immediately prior to the First Merger Effective Time, shall be converted into the right to receive one ordinary share, par value $0.0001 per share, of PubCo (each a “PubCo Ordinary Share”);

(ii)    each ordinary share held by Inflection Point, if any (the “Excluded Shares”), that is issued and outstanding immediately prior to the First Merger Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, without any conversion thereof and no consideration shall be paid with respect thereto;

(iii)   each Public Share properly tendered for redemption in connection with the Air Water Business Combination pursuant to the Amended and Restated Memorandum and Articles of Association (the “Redeeming Shares”) will be redeemed by Inflection Point (the “Redemption”) and each Redeeming Share shall automatically be cancelled and shall cease to exist, and each holder of such Redeeming Shares shall thereafter cease to have any rights with respect to such securities except the right to be paid the Redemption Price in accordance with the Amended and Restated Memorandum and Articles of Association;

(iv)   each ordinary share issued and outstanding immediately prior to the First Merger Effective Time and held by a shareholder who is entitled to demand and has properly exercised in writing dissenter rights in respect of such shares in accordance with Section 238 of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) and who has otherwise complied with all of the provisions of the Companies Act relevant to the exercise and perfection of dissenters’ rights (such ordinary shares being referred to collectively as the “Inflection Point Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s dissenter rights under the Companies Act with respect to such shares) shall no longer be outstanding and shall automatically be cancelled by virtue of the First Merger, and the holder of such Inflection Point Dissenting Share shall thereafter cease to have any rights with respect to such Inflection Point Dissenting Share, but instead shall be entitled to the right to be paid the fair value of such Inflection Point Dissenting Share and such other rights as are granted by Section 238 of the Companies Act; provided, however, that if, after the First Merger Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to dissent pursuant to Section 238 of the Companies Act, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Companies Act, such ordinary shares shall cease to be Inflection Point Dissenting Shares and shall be treated as if they had been converted as of the First Merger Effective Time into the right to receive the consideration provided by clause (i) above without interest thereon; and

(v)    each PubCo Ordinary Share that is issued and outstanding immediately prior to the First Merger Effective Time shall be irrevocably surrendered to PubCo for cancellation and for consideration equal to the subscription price (if any) that was paid for such PubCo Ordinary Share.

At the effective time of the Second Merger (the “Second Merger Effective Time”) by virtue of the Second Merger and without any action on the part of any party or the holders of securities of Air Water or PubCo:

(i)     each ordinary share of a nominal or par value of $0.01344 per share of Air Water (each an “Air Water Ordinary Share”) that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into the right to receive a number of PubCo Ordinary Shares equal to the Exchange Ratio (as defined below);

INFLECTION POINT ACQUISITION CORP. III
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2026
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

(ii)    each series A1 redeemable preference shares of a nominal or par value of $0.0001 per share of Air Water (each an “Air Water Series A-1 Preferred Share”) and series A2 redeemable preference shares of a nominal or par value of $0.0001 per share of Air Water (each an “Air Water Series A-2 Preferred Share,” together with the Air Water Series A-1 Preferred Shares, the “Air Water Series A Preferred Shares” and together with the Air Water Ordinary Shares, the “Air Water Shares”) that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into the right to receive a number of series A preferred shares of US $0.001 par value per share of PubCo (each a “PubCo Series A Preferred Share”) equal to (i) the aggregate Accrued Value (as defined in Air Water’s amended and restated memorandum and articles of association) attributable to such Air Water Series A Preferred Share divided by (ii) $1,000;

(iii)   each warrant to purchase Air Water Ordinary Shares (each an “Air Water Warrant”) that is issued and outstanding immediately prior to the Second Merger Effective Time that was issued pursuant to a Pre-Funded PIPE Subscription Agreement or PIPE Agreement (each as defined below), will be converted into the right to receive a warrant to purchase PubCo Ordinary Shares (each a “PubCo Series A Investor Warrant”) exercisable for a number of PubCo Ordinary Shares equal to (x) the number of Air Water Ordinary Shares issuable upon conversion of the holder’s Air Water Series A Preferred Shares upon a hypothetical conversion of such Air Water Series A Preferred Shares immediately prior to the Second Merger multiplied by (y) the Exchange Ratio;

(iv)   each Air Water Warrant that is issued and outstanding immediately prior to the Second Merger Effective Time which was not issued pursuant to a Pre-Funded PIPE Subscription Agreement or PIPE Agreement, will be converted into the right to receive a PubCo Series A Investor Warrant exercisable for a number of PubCo Ordinary Shares equal to the number of Air Water Ordinary Shares issuable upon a hypothetical conversion of such Air Water Warrant as of immediately prior to the Second Merger;

(v)    each restricted stock unit of Air Water (each an “Air Water RSU”) that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into the right to receive restricted share units subject to PubCo Ordinary Shares (each a “PubCo RSU”) on the same terms and conditions (including applicable vesting, settlement and termination provisions) as are in effect with respect to each such award of Air Water RSUs; provided, that each award of PubCo RSUs will be subject to the number of PubCo Ordinary Shares equal to the product of (x) the number of whole Air Water Ordinary Shares that were subject to such award of Air Water RSUs (with any fractional share otherwise resulting rounded down to the nearest whole share) immediately prior to the Second Merger Effective Time, multiplied by (y) the Exchange Ratio;

(vi)   each performance-based restricted share unit granted that entitles the holder to a number of Earnout Shares (as defined below), determined based on the pro-rata portion of Earnout Shares attributable to such holder’s Air Water RSUs, subject to achievement of the applicable Triggering Event (as defined below) (each an “Air Water PSU”) that is issued and outstanding and unvested immediately prior to the Second Merger Effective Time shall be assumed and converted into the right to receive performance-based restricted stock units subject to PubCo Ordinary Shares (each a “PubCo PSU”) on the same terms and conditions (including applicable performance vesting criteria and other applicable settlement and termination provisions) as are in effect with respect to each such award of Air Water PSUs immediately prior to the Second Merger Effective Time; provided, that each award of PubCo PSUs will be subject to a number of PubCo Ordinary Shares, determined based on the pro-rata portion of Earnout Shares attributable to such holder’s Air Water RSUs, subject to achievement of the applicable Triggering Event (with any fractional share otherwise resulting rounded down to the nearest whole share); and

(vii)  each ordinary share of $1.00 par value per share of Merger Sub (each a “Merger Sub Share”) that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share of Merger Sub (as the surviving corporation of the Second Merger).

INFLECTION POINT ACQUISITION CORP. III
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2026
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

The “Exchange Ratio” will be equal to (A) the quotient of (i) $300,000,000 divided by (ii) the Redemption Price, divided by (B) the total number of Air Water Ordinary Shares (including the Air Water Ordinary Shares underlying the Air Water RSUs) issued and outstanding immediately prior to the Second Merger Effective Time.

In addition, following the Second Merger Effective Time, Pubco will issue to certain Air Water equity holders and the holders of Air Water PSUs (the “Air Water PSU Holders”) up to 30,000,000 additional PubCo Ordinary Shares in the aggregate (the “Earnout Shares”) in four tranches of 7,500,000, respectively, upon occurrence of the following events (each a “Triggering Event”):

•        (a) with respect to any full fiscal quarter of PubCo ending on or prior to June 30, 2026, the revenue from continuing operations (excluding extraordinary gains) for such fiscal quarter exceeds $25,000,000, or (b) PubCo or any of its consolidated subsidiaries enters into a binding and definitive agreement on or prior to June 30, 2026 with the US Federal Emergency Management Agency, the US Department of War or other US federal agency or Regenerate1 LLC that provides for minimum annual and recurring Revenue of at least $100,000,000;

•        with respect to any full fiscal quarter of PubCo ending on or prior to December 31, 2026, the revenue from continuing operations (excluding extraordinary gains) for such fiscal quarter exceeds $50,000,000;

•        with respect to any full fiscal quarter of PubCo ending on or prior to December 31, 2026, the EBITDA (as defined and reported by Bloomberg L.P.) for such fiscal quarter exceeds $12,500,000; and

•        within the time period beginning on the date that is the 6-month anniversary of the Second Merger Effective Time and ending on the date that is the 18-month anniversary of the Second Merger Effective Time, the closing sale price of one PubCo Ordinary Share as reported on Nasdaq (or the exchange on which the PubCo Ordinary Shares are then listed) for a period of at least twenty (20) days out of thirty (30) consecutive trading days ending on the trading day immediately prior to the date of determination, is greater than or equal to $20.00, in each case subject to equitable adjustments for any reclassification, share split (including a reverse share split), reorganization, recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a share dividend or share distribution.

Air Water Financings

In connection with the transactions contemplated by the Air Water Business Combination Agreement, on July 25, Air Water Ventures Ltd, a company incorporated under the laws of England and Wales (“Air Water UK”) entered into a subscription agreement with IPF, pursuant to which IPF subscribed for and purchased from Air Water UK preferred shares for an aggregate of $4 million. Such preferred shares were exchange for Air Water Series A1 Preferred Shares and Air Water Warrants to purchase Air Water Ordinary Shares. Subsequently, on August 17, 2025, the shareholders of Air Water UK (including IPF) exchanged 100% of their shares in Air Water UK for an allotment of shares in the Company as part of an internal reorganization.

In connection with the transactions contemplated by the Air Water Business Combination Agreement, on August 25, 2025, Air Water entered into a subscription agreement (the “August Pre-Funded PIPE Subscription Agreement”) with Inflection Point Fund I, LP and certain other accredited investors named therein (collectively, the “August Pre-Funded PIPE Investors”). Pursuant to the August Pre-Funded PIPE Subscription Agreement, the Pre-Funded PIPE Investors agreed, among other things, to subscribe for and purchase, and Air Water agreed, among other things, to issue and allot, Air Water Series A1 Preferred Shares and Air Water Warrants to purchase Air Water Ordinary Shares, for aggregate consideration of approximately $28.5 million, substantially concurrently with the execution and delivery of the Air Water Business Combination Agreement.

INFLECTION POINT ACQUISITION CORP. III
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2026
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

In addition, on August 25, 2025, Air Water entered into subscription agreements (the “August Closing PIPE Subscription Agreements” and together with the August Pre-Funded PIPE Subscription Agreement, the “August PIPE Agreements”) pursuant to which certain accredited investors named therein (collectively, the “August Closing PIPE Investors”) agreed, among other things, to subscribe for and purchase, and Air Water agreed, among other things, to issue and allot, Air Water Series A1 Preferred Shares or Air Water Series A2 Preferred Shares and Air Water Warrants, for aggregate consideration of approximately $31.0 million, immediately prior to the Second Merger Effective Time.

On March 19, 2026, Air Water entered into (i) a subscription agreement (together with the August Pre-Funded PIPE Subscription Agreements, the “Pre-Funded PIPE Subscription Agreements”) with Tau Capital (together with the August Pre-Funded PIPE Investors, the “Pre-Funded PIPE Investors”) pursuant to which Tau Capital agreed to purchase approximately $5.0 million of Air Water Series A Preferred Shares and Air Water Warrants (the investments contemplated by the Pre-Funded PIPE Subscription Agreements dated August 25, 2025 and March 19, 2026, collectively, the “Pre-Funded PIPE Investment”), and (ii) subscription agreements (together with the August Closing PIPE Subscription Agreements, the “Closing PIPE Subscription Agreements”) with one of the August Closing PIPE Investors and certain accredited investors named therein (together with the August Closing PIPE Investor, the “Closing PIPE Investors” and the Closing PIPE Investors together with the Pre-Funded PIPE Investors, the “PIPE Investors”), pursuant to which the Closing PIPE Investors have agreed to purchase an additional $15.0 million of Air Water Series A Preferred Shares and Air Water Warrants, which transactions will be consummated immediately prior to the Second Merger Effective Time (the investments contemplated by the Closing PIPE Subscription Agreements dated August 25, 2025 and March 19, 2026, collectively, the “Closing PIPE Investment” and the Closing PIPE Investment, together with the Pre-Signing PIPE Investment, the “PIPE Investment”).

Closing Conditions

The obligations of Inflection Point, Air Water, PubCo and Merger Sub to consummate the Air Water Business Combination are subject to the satisfaction or waiver of customary closing conditions, including without limitation: (i) the adoption and/or approval, as applicable, by Inflection Point’s shareholders of (A) the adoption and approval of the Air Water Business Combination Agreement, the Mergers and the other transactions contemplated by the Air Water Business Combination, (B) the entry into the first plan of merger, (C) the adoption and approval of any other proposals as the SEC may indicate are necessary in its comments to the registration statement related to the Air Water Business Combination, and (D) the adoption and approval of such other matters as Air Water and Inflection Point shall hereafter mutually determine to be necessary or appropriate in order to effect the Air Water Business Combination, (ii) the approval of the holders of Air Water Shares (voting together as a single class and not as a separate series, and on an as-converted basis) of (A) the adoption and approval of the Air Water Business Combination Agreement and the Mergers, (B) the entry into the second plan of merger, and (C) the other transactions of the Air Water Business Combination, (iii) no adverse law or order that has the effect of making the transactions contemplated by the Air Water Business Combination Agreement illegal or otherwise prohibiting the consummation of such transactions, (iv) the expiration of all waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act with respect to the Business Combination, (v) approval of the listing of the PubCo Ordinary Shares on the Nasdaq Stock Market LLC, (vi) the registration statement related to the Air Water Business Combination having become effective (with no stop order having been issued by the SEC which remains in effect and no proceeding seeking such a stop order having been threatened or initiated by the SEC and not withdrawn), (vii) the accuracy of the representations and warranties and the performance of the covenants and agreements of each of the parties to the Air Water Business Combination Agreement, in each case subject to certain qualifiers, (viii) duly executed pay-off letters certifying certain indebtedness of Air Water and its subsidiaries, as specified in the Air Water Business Combination Agreement, shall have been paid off, (ix) execution and delivery of the other agreements, instruments, certificates or documents required to be executed or delivered in connection with or pursuant to the Air Water Business Combination Agreement, as applicable, (x) with respect to Inflection Point, Inflection Point shall have made all necessary and appropriate arrangements with the trustee to have all of the funds held in the Trust Account disbursed to Inflection Point in accordance with the Air

INFLECTION POINT ACQUISITION CORP. III
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2026
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Water Business Combination Agreement upon the Closing, and all such funds released from the Trust Account shall be available to PubCo, (xi) no material adverse effect with respect to either Air Water or Inflection Point shall have occurred which is continuing, and (xii) each of Air Water and Inflection Point shall have delivered a customary closing certificate.

Company Support Agreements

Concurrently with the execution of the Air Water Business Combination Agreement, Inflection Point entered into Company Support Agreements (each, a “Company Support Agreement”) with Air Water, PubCo and certain shareholders of Air Water (collectively, the “Supporting Stockholders”), pursuant to which each Supporting Stockholder has agreed to, among other things, (a) vote the Air Water Ordinary Shares held by such Supporting Stockholder (together with any other equity securities thereafter acquired by such Supporting Stockholder the “Air Water Subject Securities”) in favor of the Air Water Business Combination Agreement and the transactions contemplated thereby, (b) be bound by certain other covenants and agreements related to the Air Water Business Combination (c) be bound by certain transfer restrictions with respect to the Air Water Subject Securities and (d) waive its dissenter rights under Section 238 of the Cayman Act and any other similar statute.

Sponsor Support Agreement

In connection with the execution of the Air Water Business Combination Agreement, the Sponsor has entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with Inflection Point, PubCo and Air Water, pursuant to which the Sponsor has agreed to, among other things, (a) vote the Class B ordinary shares and the Class A ordinary shares held by Sponsor (together with any other equity securities thereafter acquired by Sponsor, the “Sponsor Subject Securities”) in favor of the matters to be approved by the shareholders of Inflection Point in connection with the Air Water Business Combination at any meeting of Inflection Point shareholders to be called for approval of the Business Combination, (b) waive its anti-dilution rights in the Amended and Restated Memorandum and Articles, (c) waive its dissenter rights under Section 238 of the Cayman Act and any other similar statute, (d) be bound by certain other covenants and agreements related to the Air Water Business Combination and (e) be bound by certain transfer restrictions with respect to the Sponsor Subject Securities, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement. The Sponsor Support Agreement also provides that Sponsor has agreed irrevocably to waive its redemption rights in connection with the consummation of the Air Water Business Combination with respect to any Sponsor Subject Securities they may hold.

Please refer to the Company’s Form 8-K as filed on August 25, 2025 for the full text of the aforementioned agreements entered into in connection with the Air Water Business Combination Agreement and the Registration Statement on Form F-4 (Reg. No. 333-294998) filed by PubCo and Air Water on April 10, 2026 for additional information on the Air Water Business Combination and the parties thereto.

Liquidity, Capital Resources and Going Concern

As of March 31, 2026, the Company had cash and cash equivalents of $834,598. The Company intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, or certain of our officers and directors or their affiliates may, but are not obligated to, loan us funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay such loaned amounts. In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust

INFLECTION POINT ACQUISITION CORP. III
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2026
(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into Private Placement Units at a price of $10.00 per Unit at the option of the lender. As of March 31, 2026, no such Working Capital Loans were outstanding.

In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Presentation of Financial Statements — Going Concern,” Management has determined that the Company currently lacks the liquidity it needs to sustain operations for a reasonable period of time, which is considered to be at least one year from the date that the accompanying unaudited condensed consolidated financial statements are issued as it expects to continue to incur significant costs in pursuit of its acquisition plans. In addition, Management has determined that if the Company is unable to complete an initial Business Combination within the completion window, then the Company will cease all operations except for the purpose of liquidating. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management plans to consummate an initial Business Combination prior to the end of the completion window. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after April 28, 2027, the end of the completion window. There can be no assurance that the Company’s plans to raise capital or to consummate an initial Business Combination will be successful.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed consolidated or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K as filed with the SEC on March 31, 2026. The interim results for the three and nine months ended March 31, 2026, are not necessarily indicative of the results to be expected for the year ending December 31, 2026, or for any future periods.

Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, IPCX Merger Sub Limited. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

INFLECTION POINT ACQUISITION CORP. III
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2026
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had cash of $834,598 and $1,126,011 and did not have any cash equivalents as of March 31, 2026 and December 31, 2025.

Marketable Securities Held in Trust Account

The Company’s portfolio of investments is comprised of cash and U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities, which are presented at fair value. Gains and losses resulting from the change in fair value of these securities are included in income from investments held in the Trust Account in the accompanying unaudited condensed consolidated statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. At March 31, 2026 and December 31, 2025, the assets held in the Trust Account of $261,298,144 and $258,955,961, respectively, were held in money market funds. As of March 31, 2026 and December 31, 2025, accrued income of $790,642 and $824,770, respectively, on the assets held in Trust account is included in other receivable — dividend income on the Company’s condensed consolidated balance sheets.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the

INFLECTION POINT ACQUISITION CORP. III
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2026
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Company’s financial condition, results of operations, and cash flows. As of March 31, 2026 and December 31, 2025, there was $584,598 and $876,011, respectively, that exceeded the Federal Deposit Insurance Corporation coverage limit of $250,000.

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering.” Deferred offering costs consist principally of professional and registration fees that are related to the Initial Public Offering. FASB ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate Initial Public Offering proceeds from the Units between Class A ordinary shares and rights, using the residual method by allocating Initial Public Offering proceeds first to assigned value of the rights and then to the Class A ordinary shares. Offering costs allocated to the Class A ordinary shares subject to possible redemption were charged to temporary equity and offering costs allocated to the rights and Private Placement Units were charged to shareholder’s deficit as the rights and Private Placement Units, were accounted for under equity treatment based on the equity classification of the underlying financial instruments.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”), which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2026 and December 31, 2025. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statement. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Share Rights

The Company accounted for the Public and Private Placement Rights issued in connection with the Initial Public Offering and the private placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging”. Accordingly, the Company evaluated and classified the rights under equity treatment at their assigned value.

Class A Shares Subject to Possible Redemption

The Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a shareholder vote (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of the Public Shares if

INFLECTION POINT ACQUISITION CORP. III
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2026
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

the Company does not complete an initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, or if there is a shareholder vote or tender offer in connection with the Company’s initial Business Combination. In accordance with ASC 480-10-S99, the Company classifies Public Shares subject to redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption value. The change in the carrying value of redeemable shares will result in charges against additional paid-in capital (to the extent available) and accumulated deficit. Accordingly, as of March 31, 2026 and December 31, 2025, Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheet. As of March 31, 2026 and December 31, 2025, the Class A ordinary shares subject to possible redemption reflected in the balance sheet are reconciled in the following table:

Gross proceeds	253,000,000
Less:
Proceeds allocated to Public Rights	(7,369,890)
Class A ordinary shares issuance cost	(16,778,066)
Plus:
Accretion of carrying value to redemption value	30,928,687
Class A Ordinary Shares subject to possible redemption, December 31, 2025	259,780,731
Plus:
Accretion of carrying value to redemption value	2,058,055
Class A Ordinary Shares subject to possible redemption, March 31, 2026	$261,838,786

Share-based compensation

The Company records share-based compensation in accordance with FASB ASC Topic 718, “Compensation-Share Compensation” (“ASC 718”), guidance to account for its share-based compensation. It defines a fair value-based method of accounting for an employee share option or similar equity instrument. The Company recognizes all forms of share-based payments at their fair value on the grant date, which are based on the estimated number of awards that are ultimately expected to vest. Share-based payments are valued using a Probability Weighted Expected Return Method. Grants of share-based payment awards issued to non-employees for services rendered have been recorded at the fair value of the share-based payment, which is the more readily determinable value. The grants are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period. If an award is granted, but vesting does not occur, any previously recognized compensation cost is reversed in the period related to the termination of service. Share-based compensation expenses are included in costs and operating expenses depending on the nature of the services provided in the statements of operations.

Net Income (Loss) per Ordinary Share

Net income per share is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. The calculation of diluted income per share does not consider the effect of the rights issued in connection with the Initial Public Offering and rights issued as components of the Private Placement Units (the “Private Placement Rights” and together with the Public Rights, the “Rights”) since the exercise of the Rights are contingent upon the occurrence of future events and the inclusion of such Rights would be anti-dilutive.

The Company’s unaudited condensed consolidated statements of operations include a presentation of income (loss) per share for ordinary shares in a manner similar to the two-class method of income (loss) per share. Net income (loss) per ordinary share, basic and diluted, for redeemable ordinary shares is calculated by dividing the net income

INFLECTION POINT ACQUISITION CORP. III
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2026
(Unaudited)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(loss) allocable to redeemable ordinary shares subject to possible redemption, by the weighted average number of redeemable ordinary shares outstanding since original issuance. Net income (loss) per ordinary share, basic and diluted, for non-redeemable ordinary shares is calculated by dividing net income (loss) allocable to non-redeemable ordinary shares, by the weighted average number of non-redeemable ordinary shares outstanding for the periods.

	For the Three Months Ended March 31, 2026	For the Three Months Ended March 31, 2025
Net income (loss)	$1,681,317	$(80,334)
Permitted withdrawal from Trust account for working capital purposes	250,000	—
Dividend income from Trust account	(2,308,055)	—
Net loss including accretion of temporary equity to redemption value	$(376,738)	$(80,334)
	For the Three Months Ended March 31, 2026	For the Three Months Ended March 31, 2025
Redeemable shares
Numerator:
Allocation of net loss	$(276,488)	$—
Permitted withdrawal from Trust account for working capital purposes	(250,000)	—
Dividend income from Trust account	2,308,055	—
Net income	$1,781,567	$—
Denominator:
Weighted average number of Redeemable shares	25,300,000	—
Basic and diluted net income per Redeemable share	$0.07	$—

Non-redeemable shares
Numerator:
Allocation of net loss	$(100,250)	$(80,334)
Denominator:
Weighted average number of Non-redeemable shares	9,173,333	7,333,333
Basic and diluted net loss per Non-redeemable share	$(0.01)	$(0.01)

Recent Accounting Standards

In November 2024, the FASB issued Accounting Standards Update (“ASU”) 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statement.

INFLECTION POINT ACQUISITION CORP. III
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2026
(Unaudited)

NOTE 3. PUBLIC OFFERING

Pursuant to the Initial Public Offering on April 28, 2025, the Company sold 25,300,000 Public Units, which includes the full exercise of the underwriters’ over-allotment option in the amount of 3,300,000 Public Units, at a purchase price of $10.00 per Public Unit. Each Public Unit consists of one Public Share and one Public Right to receive one-tenth (1/10) of one Class A ordinary share upon the consummation of a Business Combination.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor and Cantor purchased an aggregate of 740,000 Private Placement Units at a price of $10.00 per Private Placement Units, for an aggregate purchase price of $7,400,000. Each Private Placement Unit consists of one Class A ordinary share (the “Private Placement Shares”), and one Private Placement Right. Of those 740,000 Private Placement Units, the Sponsor purchased 500,000 Private Placement Units and Cantor purchased 240,000 Private Placement Units. A portion of the proceeds from the sale of the Private Placement Units were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Completion Window, the proceeds from the sale of the Private Placement Units held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law).

The Private Placement Units are identical to the Units sold in the Initial Public Offering except that, for so long as the Private Placement Units are held by the Sponsor, Cantor, or their permitted transferees, the Private Placement Units (i) may not (including the Private Placement Shares, Private Placement Rights and Class A ordinary shares underlying the Private Placement Rights), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the Company’s initial Business Combination, (ii) each Private Placement Share included in each Private Placement Unit will not have any redemption rights or be entitled to liquidating distributions from the Trust Account, (iii) the Private Placement Units (including the Private Placement Shares, Private Placement Rights and Class A ordinary shares underlying the Private Placement Rights) will be entitled to registration rights, (iv) each holder of Private Placement Shares will agree to vote any Private Placement Shares in favor of a proposed initial Business Combination if the Company seeks shareholder approval for such Business Combination and in favor of any proposals recommended by the Company’s board of directors in connection with such Business Combination, and (v) with respect to Private Placement Rights held by Cantor. and/or its designees, will not be convertible more than five years from the commencement of sales in the Initial Public Offering in accordance with FINRA Rule 5110(g)(8). The Private Placement Units may be worthless if the Company does not complete an initial Business Combination.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On February 5, 2024, the Sponsor made a capital contribution of $25,000, or approximately $0.004 per share, to cover certain of our offering and formation costs in exchange for 5,750,000 Founder Shares. Subsequently on October 10, 2024, the Company effected a share capitalization of 1,916,667 Class B ordinary shares, as a result of which the Sponsor owned 7,666,667 Founder Shares. On November 18, 2024, the Company effected a share capitalization of 766,667 Class B ordinary shares, as a result of which the Sponsor owns 8,433,333 Founder Shares for which it paid approximately $0.003 per share. The share capitalizations are disclosed as retroactive adjustments. The Founder Shares include an aggregate of up to 1,100,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the number of Founder Shares collectively represents 25% of the Company’s issued and outstanding shares upon the completion of the Initial Public Offering (excluding the Private Placement Units). As a result of the full exercise of the over-allotment option by the underwriter, the 1,100,000 Founder Shares are no longer subject to forfeiture.

INFLECTION POINT ACQUISITION CORP. III
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2026
(Unaudited)

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

In April 2025, the Sponsor sold membership interests equivalent to an aggregate of 340,000 Class B ordinary shares to four independent director nominees for approximately $0.003 per share. The sale of the Founders Shares to the Company’s independent directors is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The fair value of the 340,000 shares granted to the Company’s independent directors was $775,892 or approximately $2.29 per share. Also, in April 2025, the Sponsor sold membership interests equivalent to an aggregate of 791,382 Class B ordinary shares to three officers for approximately $0.003 per share. The fair value of the 791,382 shares granted to the Company’s officers was $1,805,962 or approximately $2.29 per share. Such amount has been recorded as compensation expense on April 2, 2025, the date the shares were granted, as there are no service restrictions. The valuation was derived using PWERM model in which the expected share price at the initial Business Combination close is $9.709, the likelihood of the Initial Public Offering was 80%, the likelihood of a Business Combination was 30% and the applied Discount for Lack of Marketability (DLOM) was 1.8%.

The Sponsor has agreed not to transfer, assign or sell any of the Founder Shares and any Class A ordinary shares issuable upon conversion thereof until the earlier to occur of: (i) 180 days after the completion of the initial Business Combination or (ii) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after the initial Business Combination that results in all of the shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

Promissory Note — Related Party

On October 10, 2024, an affiliate of the Sponsor, Inflection Point Fund I, LP, had agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the Initial Public Offering. The loan was non-interest bearing, unsecured and due at the earlier of December 31, 2025 or the closing of the Initial Public Offering. The Company repaid $184,282 at the closing of the Initial Public Offering. As of March 31, 2026 and December 31, 2025, respectively, the Company had $187 and $187 outstanding under the promissory note. Borrowings under the note are no longer available.

Services and Indemnification Agreement

Commencing on the date the securities of the Company are first listed on Nasdaq, April 25, 2025, the Company will pay an aggregate of $29,167 per month to Inflection Point Asset Management LLC (“IPAM”), an affiliate of the Sponsor and executive officers, for the services of Kevin Shannon, Chief Operating Officer and for office space and administrative services provided to members of our management team. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. In addition, the Company, pursuant to the services and indemnification agreement with the Sponsor, IPAM and Kevin Shannon relating to the monthly payment for the services of Kevin Shannon, Chief Operating Officer and for office space and administrative services provided to members of our management team, agreed that it will indemnify the Sponsor and IPAM from any claims arising out of or relating to the Initial Public Offering or the Company’s operations or conduct of the Company’s business or any claim against the Sponsor and/or IPAM alleging any expressed or implied management or endorsement by the Sponsor and/or IPAM of any of the Company’s activities or any express or implied association between the Sponsor and/or IPAM, on the one hand, and the Company or any of its other affiliates, on the other hand, which agreement provides that the indemnified parties cannot access the funds held in the Trust Account.

For the three months ended March 31, 2026, we incurred $87,500 of fees for these services, of which $29,167 is included in accounts payable and accrued expenses in the accompanying balance sheets. For the three months ended March 31, 2025, we did not incur any fees for these services.

INFLECTION POINT ACQUISITION CORP. III
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2026
(Unaudited)

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

Related Party Loans

In order to finance transaction costs in connection with an intended initial Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the officers and directors may, but are not obligated to, loan the Company funds as may be required. If the Company completes its initial Business Combination, the Company would repay such loaned amounts. In the event that the initial Business Combination does not close, the Company may use amounts held outside the Trust Account to repay such loaned amounts and funds received from permitted withdrawals but no proceeds from the Trust Account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into additional Private Placement Units at a price of $10.00 per Unit at the option of the lender. As of March 31, 2026 and December 31, 2025, no such loans were outstanding.

Advances from Related Party

As of March 31, 2026 and December 31, 2025, the Company owed related parties $13,921 and $80,638, respectively for expenses paid on the Company’s behalf.

NOTE 6. COMMITMENTS

Registration Rights

The holders of the Founder Shares, Private Placement Units (including any Private Placement Shares, Private Placement Rights and any Class A ordinary shares underlying the Private Placement Rights) and any additional Private Placement Units that may be issued upon conversion of the Working Capital Loans (including any Private Placement Shares, Private Placement Rights and any Class A ordinary shares underlying the Private Placement Rights) are entitled to registration rights pursuant to a registration rights agreement signed prior to the effective date of the Initial Public Offering requiring the Company to register a sale of any of the securities held by them, including any other securities of the Company acquired by them prior to the consummation of the Company’s initial Business Combination. The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggyback” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Risks and Uncertainties

The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyberattacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

INFLECTION POINT ACQUISITION CORP. III
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2026
(Unaudited)

NOTE 6. COMMITMENTS (cont.)

Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect the Company’s search for an initial Business Combination and any target business with which the Company may ultimately consummate an initial Business Combination.

Underwriting Agreement

The underwriters had a 45-day option from the date of the Initial Public Offering to purchase up to an additional 3,300,000 units to cover over-allotments, if any. On April 28, 2025, the underwriter fully exercised its over-allotment option. The underwriters were entitled to a cash underwriting discount of $0.20 per unit, or $4,400,000 in the aggregate (whether or not the underwriters’ option to purchase additional units was exercised), which was paid upon closing of the Initial Public Offering.

In addition, the underwriters are entitled to a deferred fee of $0.45 per unit on units other than those sold pursuant to the underwriters’ option to purchase additional units and $0.65 per unit on units sold pursuant to the underwriters’ option to purchase additional units, or $12,045,000 in the aggregate due to the full exercise of the underwriters’ over-allotment option. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Deferred Legal Fees

As of March 31, 2026 and December 31, 2025, the Company had a total of $3,023,074 and $2,517,919, respectively, of deferred legal fees to be paid to the Company’s legal advisors upon the consummation of the Business Combination, which are classified as a non-current liability in the accompanying condensed consolidated balance sheets.

NOTE 7. SHAREHOLDERS’ DEFICIT

Preference Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001. The Company’s board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors will be able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. At March 31, 2026 and December 31, 2025, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At March 31, 2026 and December 31, 2025, there were 740,000 Class A ordinary shares issued and outstanding, excluding 25,300,000 shares subject to possible redemption.

Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. At March 31, 2026 and December 31, 2025, there were 8,433,333 Class B ordinary shares issued and outstanding, of which an aggregate of up to 1,100,000 Founder Shares were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part so that the number of Founder Shares will equal 25% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering (excluding the Private Placement Shares). As a result of the full exercise of the over-allotment option by the underwriter, the 1,100,000 Founder Shares are no longer subject to forfeiture.

Prior to the closing of the initial Business Combination, only holders of the Class B ordinary shares will be entitled to vote on continuing the Company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents of the Company or to adopt new constitutional documents of the

INFLECTION POINT ACQUISITION CORP. III
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2026
(Unaudited)

NOTE 7. SHAREHOLDERS’ DEFICIT (cont.)

Company, in each case, as a result of the Company approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). On any other matters submitted to a vote of the Company’s shareholders prior to or in connection with the completion of the initial Business Combination, holders of the Class B ordinary shares and holders of the Class A ordinary shares will vote together as a single class, except as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares immediately prior to, concurrently with or immediately following the completion of a Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with a Business Combination, the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, 25% of the sum of (i) the total number of Class A ordinary shares outstanding (excluding the Private Placement Units and the ordinary shares underlying the rights and after giving effect to any redemptions of Public Shares by public shareholders) after such conversion plus (ii) the sum of the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in a Business Combination and any Private Placement Units issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Rights — Except in cases where the Company is not the surviving company in a business combination, each holder of a right will automatically receive one-tenth (1/10) of one Class A ordinary share upon consummation of the initial Business Combination. The Company will not issue fractional shares in connection with an exchange of rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Cayman law. In the event the Company is not the surviving company upon completion of the initial business combination, each holder of a Right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth (1/10) of one Class A ordinary share underlying each Right upon consummation of the Business Combination. If the Company is unable to complete the initial Business Combination within the required time period and the Company will redeem the public shares for the funds held in the Trust Account, holders of Rights will not receive any of such funds for their Rights and the Rights will expire worthless.

NOTE 8. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on assessment of the assumptions that market participants would use in pricing the asset or liability.

INFLECTION POINT ACQUISITION CORP. III
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2026
(Unaudited)

NOTE 8. FAIR VALUE MEASUREMENTS (cont.)

At March 31, 2026 and December 31, 2025, assets held in the Trust Account were comprised of $261,298,144 and $258,955,961 in money market funds which are invested primarily in U.S. Treasury Securities. As of March 31, 2026 and December 31, 2025, accrued income of $790,642 and $824,770 on the assets held in Trust account is included in other receivable — dividend income on the Company’s condensed consolidated balance sheets. From inception through March 31, 2026, the Company did not withdraw any interest earned on the Trust Account to pay for its franchise and income tax obligations.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at March 31, 2026 and December 31, 2025 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	March 31, 2026
Assets:
Investments held in Trust Account – U.S. Treasury Securities Money Market Fund	1	$261,298,144
Description	Level	December 31, 2025
Assets:
Investments held in Trust Account — U.S. Treasury Securities Money Market Fund	1	$258,955,961

NOTE 9. SEGMENT INFORMATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

The Company’s CODM has been identified as the Chief Financial Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net loss that also is reported on the statement of operations as net loss. The measure of segment assets is reported on the balance sheet as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income or loss and total assets, which include the following:

	March 31, 2026	December 31, 2025
Cash and marketable securities held in Trust Account	$261,298,144	$258,955,961
Cash	$834,598	$1,126,011
	For the Three Months Ended March 31, 2026	For the Three Months Ended March 31, 2025
Formation and operating costs	$626,738	$80,334
Dividend income earned on marketable securities held in Trust Account	$2,308,055	$—

INFLECTION POINT ACQUISITION CORP. III
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2026
(Unaudited)

NOTE 9. SEGMENT INFORMATION (cont.)

The key measures of segment profit or loss reviewed by the CODM are general and administrative costs. General and administrative costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete the Initial Public Offering and eventually a Business Combination within the Completion Window. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. General and administrative costs, as reported on the unaudited condensed consolidated statement of operations, are the significant segment expenses provided to the CODM on a regular basis.

All other segment items included in net loss are reported on the statement of operations and described within their respective disclosures.

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited condensed consolidated financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

NOTE 11. EVENTS SUBSEQUENT TO THE DATE OF THE FORM 10-Q FILED ON MAY 14, 2026

On June 5, 2026, Inflection Point and Air Water entered into that certain Amendment No. 2 to the Air Water Business Combination Agreement (the “BCA Amendment”). The BCA Amendment:

(i)     Reduces the aggregate base consideration to be paid to holders of ordinary shares of Air Water from $300,000,000 to $200,000,000.

(ii)    Modifies the triggering events upon which additional ordinary shares of PubCo may be issued pursuant to the earnout provisions in the Air Water Business Combination Agreement as follows:

•        “Triggering Event I” will occur if, on or prior to the quarter ending December 31, 2027, the annual revenue run rate of PubCo equals or exceeds $80,000,000.

•        “Triggering Event II” will occur if, on or prior to the quarter ending December 31, 2027, the annual EBITDA run rate of PubCo equals or exceeds $30,000,000.

•        “Triggering Event III” will occur if, on or prior to the quarter ending June 30, 2028, (a) the annual revenue run rate of PubCo equals or exceeds $160,000,000 and (b) the annual EBITDA run rate of PubCo equals or exceeds $70,000,000.

•        “Triggering Event IV” will occur if, between the six-month anniversary of closing of the Air Water Business Combination and June 30, 2028, the trading price of PubCo’s ordinary shares is greater than or equal to $20.00 for at least 30 trading days out of 45 consecutive trading days.

(iii)   Reduces the number of ordinary shares of PubCo may be issued pursuant to the earnout provisions in the Air Water Business Combination Agreement from a maximum of 30,000,000 ordinary shares (in four equal tranches of 7,500,000 ordinary shares) to a maximum of 20,000,000 ordinary shares (in four equal tranches of 5,000,000 ordinary shares).

(iv)   Updates the allocation schedule with respect to the holders of equity of Air Water that are eligible to participate in the earnout under the Air Water Business Combination Agreement.

Directors’ report

The Directors’ are pleased to submit their report along with the audited consolidated financial statements of Air Water Ventures Holdings Limited (the “Company”) and its subsidiaries (together the “Group”) for the year ended December 31, 2025.

Main business and operations

The Group is in the sustainable water solution business that specializes in making high quality drinking water by extracting humidity from the air. The Group’s main line of business is premium packaged water, sold in aluminium cans and bottles and glass bottles. The Group also manufactures and sells atmospheric water generators ranging from counter-top consumer units to 3,000 liter/day industrial systems that can supply utility-scale water farms, as well as builds and operates water farms and bottling sites.

The operating results and financial position of the Group are fully set out in the attached consolidated financial statements.

The Group incurred a net loss for the year amounting to USD 27,542,913 (December 31, 2024: Loss of USD 10,970,469).

Directors

The Directors of the Company during the year and to the date of this report are:

•        Mr. Andrea Mollica (appointed August 25, 2025)

•        Mr. Bert Eugene Miller (appointed August 25, 2025)

•        Mr. Matthew John Hurn (appointed August 25, 2025)

•        Mr. Peter Joseph Carr (appointed August 25, 2025)

The Directors of the Company’s subsidiary, Air Water Ventures Ltd, (“Predecessor Directors”) during the year were:

•        Mr. Andrea Mollica (appointed February 27, 2024)

•        Mr. Bert Eugene Miller (appointed May 1, 2025)

•        Mr. Matthew John Hurn (appointed May 1, 2025)

•        Mr. Peter Joseph Carr (appointed May 1, 2025)

•        Mr. Dave Cupit (resigned May 1, 2025)

•        Mr. Alexander David Guy (resigned May 1, 2025)

These consolidated financial statements for the year ended December 31, 2025, were approved on April 10, 2026 by:

/s/ David Tuerff
Mr. David Tuerff On behalf of the board of directors

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Air Water Ventures Holdings Limited

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Air Water Ventures Holdings Limited and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company incurred a net loss of USD 27,542,913 during the year ended December 31, 2025, and as of that date the Company had accumulated losses of USD 40,480,472. These conditions, along with other matters as set forth in Note 2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Grant Thornton Audit and Accounting Limited (Dubai Branch)

We have served as the Company’s auditor since 2025.

Dubai, United Arab Emirates

April 10, 2026

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements

Consolidated statement of financial position
As of December 31, 2025

	Notes	2025	2024
		USD	USD
ASSETS
Non-current
Property, plant and equipment	5	3,368,434	3,028,169
Right-of-use assets	6	3,510,374	5,355,220
Intangible assets	7	575,716	428,189
		7,454,524	8,811,578

Current
Trade and other receivables	8	402,859	280,347
Prepayments and deposits	9	3,972,301	449,920
Inventories	10	3,098,232	4,679,162
Cash and cash equivalents	11	16,615,952	77,696
Due from related parties	12	—	21,828
		24,089,344	5,508,953
TOTAL ASSETS		31,543,868	14,320,531

EQUITY AND LIABILITIES

EQUITY
Share capital	13	529	281
Share premium	13	17,333,267	1,611,301
Accumulated losses		(40,480,472)	(9,111,339)
TOTAL DEFICIT		(23,146,676)	(7,499,757)

LIABILITIES
Non-current
Employees’ end of service benefits	14	484,122	397,605
Lease liabilities	15	2,681,026	4,412,890
Financial liability – Series A Shares and Warrants	16	35,303,224	—
		38,468,372	4,810,495

Current
Trade and other payables	17	9,626,196	4,622,577
Loan from related parties	12	5,619,944	11,465,144
Lease liabilities	15	976,032	922,072
		16,222,172	17,009,793
TOTAL LIABILITIES		54,690,544	21,820,288
TOTAL EQUITY AND LIABILITIES		31,543,868	14,320,531

These consolidated financial statements for the year ended December 31, 2025 (including comparatives) were approved on April 10, 2026 by:

/s/ David Tuerff
Mr. David Tuerff On behalf of the board of directors

The accompanying notes from 1 to 32 form an integral part of these consolidated financial statements.

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements

Consolidated statement of comprehensive income
For the year ended December 31, 2025

	Notes	2025	2024
		USD	USD
Revenue	18	1,367,295	518,697
Cost of revenue	20	(4,705,142)	(1,137,082)
GROSS LOSS		(3,337,847)	(618,385)

General and administrative expenses	21	(10,847,274)	(8,984,550)
Consultancy and professional fees	22	(8,551,392)	(1,271,915)
Technology expenses		(47,086)	(49,142)
OPERATING LOSS		(22,783,599)	(10,923,992)

Finance costs	23	(4,864,462)	(227,301)
Other income	24	154,429	214,159
Foreign exchange loss, net		(49,281)	(33,335)
LOSS BEFORE INCOME TAX		(27,542,913)	(10,970,469)
Income tax expense	25	—	—
LOSS FOR THE YEAR		(27,542,913)	(10,970,469)

Other comprehensive income:
Other comprehensive loss that will not be reclassified to profit or loss in subsequent years:		—	—
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(27,542,913)	(10,970,469)

Basic and diluted loss per share	28	(859)	(547)

The accompanying notes from 1 to 32 form an integral part of these consolidated financial statements.

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements

Consolidated statement of changes in equity
For the year ended December 31, 2025

	Share capital	Share premium	Share application funds pending allotment	Treasury shares	Accumulated losses	Total
	USD	USD	USD	USD	USD	USD
Balance at January 1, 2024	225	1,444,813	1,200,000	—	(16,053,561)	(13,408,523)
Share application funds pending allotment (note 13)	—	—	267,957	—	—	267,957
Conversion of share application money to share premium on allotment (note 13)	6	1,467,951	(1,467,957)	—	—	—
Additional share capital introduced (note 13)	39	14,999,961	—	—	—	15,000,000
Conversion of share premium to distributed reserves (note 13)	—	(17,912,691)	—	—	17,912,691	—
Shareholder loans converted (note 12)	78	11,565,908	—	—	—	11,565,986
Purchase of treasury stock (note 13)	(67)	—	—	(9,954,641)	—	(9,954,708)
Reorganization Transaction (note 1)	—	(9,954,641)	—	9,954,641	—	—
Net loss for the year	—	—	—	—	(10,970,469)	(10,970,469)
Balance at December 31, 2024	281	1,611,301	—	—	(9,111,339)	(7,499,757)

Balance As of 1 January 2025	281	1,611,301	—	—	(9,111,339)	(7,499,757)
Conversion of convertible loan notes (note 13)	101	5,767,369	—	—	—	5,767,470
Conversion of shareholder loan (note 13)	121	9,954,597	—	—	—	9,954,718
Issuance of shares to Sandia (note 12)	26	—	—	—	—	26
Shares repurchase (note 13)	(116)	(3,826,220)	—	—	—	(3,826,336)
Redistribution of repurchased shares (note 13)	116	3,826,220	—	—	(3,826,220)	116
Loss for the year	—	—	—	—	(27,542,913)	(27,542,913)
Balance As of December 31, 2025	529	17,333,267	—	—	(40,480,472)	(23,146,676)

The accompanying notes from 1 to 32 form an integral part of these consolidated financial statements.

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements

Consolidated statement of cash flows
For the year ended December 31, 2025

	Notes	2025	2024
		USD	USD
OPERATING ACTIVITIES
Net loss for the year		(27,542,913)	(10,970,469)
Adjustments for:
Gain on remeasurement of leases	24	(77,452)	—
Depreciation and amortization	5,6,7	2,463,487	564,592
Impairment on non-financial assets	21	403,666	—
Fixed asset written off	21	—	367
Due from related party written off	12	206,015	756,891
Provision for inventory obsolescence	10	668,999	64,639
Allowance for expected credit losses	21	—	15,427
Provision for employee’s end of service benefits	14	187,945	257,291
Finance cost	23	4,864,462	227,301
		(18,825,791)	(9,083,961)
Net changes in working capital:
Inventories		(536,384)	(4,261,982)
Prepayments and deposits		(3,522,381)	(270,268)
Trade and other receivables		(122,512)	(94,529)
Trade and other payables		5,003,619	657,689
		(18,003,449)	(13,053,051)
Employees’ end of service benefits paid	14	(101,428)	(21,358)
Net cash used in operating activities		(18,104,877)	(13,074,409)

INVESTING ACTIVITIES
Purchase of property, plant & equipment	5	(446,391)	(2,923,547)
Acquisition of intangible assets	7	(311,818)	(387,599)
Net cash used in investing activities		(758,209)	(3,311,146)

FINANCING ACTIVITIES
Net movement in loan from related parties		9,073,383	11,383,757
Share application funds pending allotment	13	—	267,957
Additional share capital introduced	13	—	15,000,000
Repayment of lease liabilities	15	(1,143,968)	(544,387)
Issuance of Series A Shares and Warrants	16	38,233,441	—
Deferred financing costs	16	(6,935,294)	—
Shares repurchase	13	(3,826,220)	—
Purchase of treasury shares	13	—	(9,954,708)
Net cash generated from financing activities		35,401,342	16,152,619

Net change in cash and cash equivalents		16,538,256	(232,936)
Cash and cash equivalents, beginning of year		77,696	310,632
Cash and cash equivalents, end of year	11	16,615,952	77,696

Non-cash transactions:
Loan converted to equity	12	15,722,190	11,565,986

The accompanying notes from 1 to 32 form an integral part of these consolidated financial statements.

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

1.      Corporate Information

Organization

Air Water Ventures Holdings Limited, a Cayman Islands exempted company (the “Company”), was incorporated on July 31, 2025. The Company was formed to be a holding company for the Group’s operations. The Company’s registered office address is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands. The Company’s shares are held by multiple parties, details of which are disclosed within note 13.

The Company is the owner of 100% of the issued and outstanding shares of Air Water Ventures Ltd (referred to as “Air Water UK”), a private company limited by shares incorporated under the laws of England and Wales on October 25, 2022, under Company Number 14442057.

Air Water UK is the owner of 100% of the issued and outstanding shares of Air Water Units Trading Ltd. (the UAE operating subsidiary of the Company) (“Air Water Units Trading”), and The Air Water Company LLC, a Delaware limited liability company.

Air Water Units Trading is the owner of 100% of the issued and outstanding shares of AWC Air Water LLC (incorporated in UAE), A1rwater General Trading Co, LLC (incorporated in UAE) and Eshara Water Asia SDN. BHD (incorporated in Malaysia). Air Water Ventures Holdings Limited and its subsidiaries together are referred to as the “Group.”

The Group is a sustainable water solutions company that specializes in making high quality drinking water by extracting humidity from the air. Operations consist of premium packaged water, sold in aluminum cans and bottles and glass bottles. The Group also manufactures atmospheric water generators (“AWGs”) for sale and lease, provides maintenance services on sold/leased units, and provides project set-ups of bottling installations at customer premises.

Reorganization Transaction

On July 25, 2025, Air Water UK entered into a Subscription Agreement with Inflection Point Fund I, LP (“IPF”), pursuant to which, among other things, IPF subscribed for and purchased from Air Water UK 607 series A redeemable preference shares of a nominal or par value of USD 0.0001 per share of Air Water UK, for aggregate consideration of approximately USD 4 million. The proceeds from such Subscription Agreement were used by Air Water UK to complete the repurchase of certain outstanding shares. Subsequently, on August 17, 2025, the shareholders of Air Water UK (including IPF) exchanged 100% of their shares in Air Water UK for an allotment of shares in the Company as part of an internal reorganization (the “Reorganization Transaction”).

A single shareholder exercised control over the Company and Air Water UK (the “Controlling Shareholder of Air Water”). As a result, the Reorganization Transaction was determined to be an internal reorganization of entities under common control and signified a continuation of Air Water UK’s operations, rather than the initiation of new business activities. Accordingly, the Reorganization Transaction is not within the scope of IFRS Accounting Standards 3 (“IFRS 3”).

Given the Reorganization Transaction is not within the scope of IFRS 3, the Group will apply the predecessor value method and the consolidated financial statements for periods prior to the Reorganization Transaction will reflect the operations of the predecessor, Air Water UK, at the carrying amounts of the financial statements of the predecessor.

Proposed Business Combination

On August 25, 2025, Inflection Point Acquisition Corp. III, a Cayman Islands exempted company (“Inflection Point”), the Company, Air Water Ventures Limited, a Cayman Islands exempted company and IPCX Merger Sub Limited, a Cayman Islands exempted company, entered into a Business Combination Agreement (the “Business Combination Agreement”). Upon closing of the Business Combination Agreement and upon approval by the shareholders of

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

1.      Corporate Information (cont.)

Inflection Point, the combined company will be listed on the Nasdaq under the name Air Water Ventures Limited, a Cayman Islands exempted company. Completion of the transaction is subject to certain customary regulatory consents and approval by shareholders of Inflection Point.

2.      Going concern

For the year ended December 31, 2025, and December 31, 2024, the Group incurred a loss of USD 27,542,913 and USD 10,970,469 respectively; and As of December 31, 2025, and December 31, 2024, the Group had accumulated losses of USD 40,480,472 and USD 9,111,339 respectively. The existence of these conditions indicates that there are material uncertainties which may cast significant doubt on the Group’s ability to continue as a going concern.

In addition to the cash flows to be generated from the Group’s operations, the continuation of the Group’s operations is dependent primarily on the ability to increase future operating cash flow and raise additional funding as needed. A review of the group strategic plan and budget, including expected developments in liquidity and capital were considered.

Based on management’s forecasts, the day-to-day operations and expenditure requirements are anticipated to be funded primarily by both cash generated through the ongoing operations and ability to access additional funding.

Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Group is unable to continue as a going concern.

Based on the assessment above, management believes it is appropriate to prepare the consolidated financial statements on a going concern basis.

3.      New standards and interpretations

3.1    Standards, interpretations, and amendments that are effective for the first time in 2025 are:

The Group has applied the new and amended IFRS Standards and Interpretations effective for annual periods beginning on or after 1 January 2025, including amendments to IAS 21 (Lack of Exchangeability).

The adoption of these pronouncements did not result in any material impact on the Group’s recognition, measurement, or presentation of balances in the consolidated financial statements.

3.2    Standards, amendments and interpretations to existing Standards that are not yet effective and have not been adopted early by the Group

Certain new accounting standards and amendments have been issued but are not yet effective for the Group’s year ended December 31, 2025 and the Group has not early adopted them. These include IFRS 18 Presentation and Disclosure in Financial Statements and IFRS 19 Subsidiaries without Public Accountability: Disclosures. In addition, the IASB issued Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures — Classification and Measurement of Financial Instruments.

The Group is currently assessing the potential impacts of these forthcoming standards and amendments; however, they are not expected to have any material effect.

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

4.      Basis of preparation and material accounting policy information

4.1    Basis of preparation

The consolidated financial statements of the Group comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared on a historical cost basis.

The preparation of the consolidated financial statements in conformity with IFRS requires the application of certain critical accounting estimates and assumptions. It also requires management to exercise its judgment in the process of applying the accounting policies. The areas involving a greater degree of judgment or complexity, or areas in which assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 4.15.

Functional and presentation currency

The consolidated financial statements are presented in United States Dollar (“USD”), which is the Company’s functional currency. The subsidiaries predominantly have a functional currency of United Arab Emirates Dirham (“AED”), and as the AED is pegged to USD, there are no foreign currency translation differences, accordingly, these consolidated financial statements do not include a foreign currency translation reserve.

Foreign currency transactions and balances

Foreign currency transactions, if any, are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognized in the consolidated statement of comprehensive income within foreign exchange loss, net.

Foreign operations

In the consolidated financial statements, all assets, liabilities and transactions of the subsidiary with a functional currency other than the USD (the Group’s presentation currency) are translated into USD upon consolidation. The functional currency of the entities in the Group has remained unchanged during the reporting period. As described above, owing to the AED being pegged to the USD, there are no foreign currency translation differences.

On consolidation, assets and liabilities have been translated into USD at the closing rate at the reporting date except non-monetary assets and liabilities which are translated at the historical rate. Income and expenses have been translated into the Group’s presentation currency at the average rate over the reporting period.

4.2    Basis of consolidation

The Group consolidated financial statements comprise the consolidated financial statements of the Group and its subsidiaries as of December 31, each year. Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that control ceases. The financial statements of a subsidiary are being prepared for the same reporting year as the Group, using consistent accounting policies.

Intra-group balances and transactions, including unrealized profits arising from intra-group transactions, have been eliminated. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred.

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

4.      Basis of preparation and material accounting policy information (cont.)

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

•        Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),

•        Exposure, or rights, to variable returns from its involvement with the investee, and

•        The ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•        The contractual arrangement with the other vote holders of the investee

•        Rights arising from other contractual arrangements

•        The Group’s voting rights and potential voting rights

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interests, and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

The carrying amount of the Group’s investment in the subsidiary and the equity of the subsidiary is eliminated on consolidation.

4.3    Property, plant and equipment

Items of property, plant and equipment are measured at historical cost less accumulated depreciation and impairment losses, if any.

The cost of an item of property, plant and equipment is recognized as an asset when:

•        it is probable that future economic benefits associated with the item will flow to the Group; and

•        the cost of the item can be measured reliably.

Property, plant and equipment is initially measured at cost.

Costs include costs incurred initially to acquire or construct an item of property, plant and equipment and costs incurred subsequently to add to, replace part of, or service it. If a replacement cost is recognized in the carrying amount of an item of property, plant and equipment, the carrying amount of the replaced part is derecognized.

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

4.      Basis of preparation and material accounting policy information (cont.)

Depreciation is recognized on a straight-line basis to write-down the cost less estimated residual value of property, plant and equipment. The following estimated useful lives are applied:

• Leased assets to customers	4 years
• Office equipment	3-5 years
• Building improvement & fit out	5 years
• Water bottling	5 years
• Furniture and fixtures	4 years

The residual value, useful life and depreciation method of each asset are reviewed at the end of each reporting period. If the expectations differ from previous estimates, the change is accounted for as a change in accounting estimate. The depreciation charge for each period is recognized in profit or loss unless it is included in the carrying amount of another asset.

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in consolidated statement of comprehensive income within other income.

All individual assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. To determine the value-in-use, management estimates expected future cash flows from each cash-generating unit and determines a suitable discount rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to the Group’s latest approved budget, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements. Discount factors are determined individually for each cash-generating unit and reflect their respective risk profiles, such as market and asset-specific risks factors.

All assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the asset’s recoverable amount exceeds its carrying amount.

In the case of right-of-use assets, expected useful life is determined by reference to comparable owned assets or the lease term, if shorter. Material residual value estimates and estimates of useful life are updated as required, but at least annually.

Capital work in progress is stated at cost and not depreciated.

4.4    Intangible assets

Intangible assets consist of development costs, software, website and trademark.

The Group recognizes development costs, as intangible assets only when the following criteria are met:

•        the technical feasibility of completing the intangible asset exists,

•        there is an intent to complete and an ability to use or sell the intangible asset,

•        the intangible asset will generate probable future economic benefits,

•        there are adequate resources available to complete the development and to use or sell the intangible asset,

•        and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development.

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

4.      Basis of preparation and material accounting policy information (cont.)

Purchased intangible assets are recognized at cost, including purchase price and directly attributable costs to prepare for use.

The Group recognizes internally generated intangible assets only when strict criteria are met. Research costs are expensed as incurred, while development costs are capitalized only when the entity can demonstrate technical feasibility, the intention and ability to complete and use or sell the asset, the expectation of future economic benefits, the availability of necessary resources, and the ability to reliably measure development costs. Expenditure on intangible items is recognized as an expense in the period in which it is incurred unless it meets the recognition criteria for capitalization as an intangible asset under IAS 38.

Until development of the underlying intangible asset is completed and is available for its intended use, the costs incurred are reflected as capital work in progress.

The amortization period and the amortization method for an intangible asset are reviewed on a periodic basis. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

The amortization of intangible assets is recognized in the consolidated statement of comprehensive income in the general and administrative expenses categories depending on the function of the intangible assets.

Amortization is recognized on a straight-line basis to write-down the cost. The following estimated useful lives are applied:

• Trademark	3-4 years
• Software	4 years
• Development costs	4 years
• Website	4 years

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of comprehensive income.

4.5    Inventories

Inventory is mainly comprised of raw materials required to assemble the generators, raw materials for single use water cans and bottles, work in progress, and finished goods. Inventory is initially recorded at acquisition cost and subsequently valued at the lower of cost and net realizable value. The cost of inventory is determined using the weighted average cost (“WAC”) method. The amount of inventory is reduced on a case-by-case basis if the anticipated net realizable value declines below the carrying amount. The net realizable value is the estimated selling price in the ordinary course of business, less the costs of bringing the inventory to the condition required for sale, and the selling costs.

The calculation of the net realizable value takes into consideration the specific characteristics of each category of inventory, such as the expiry date, the remaining shelf life, and any indicators of slow-moving inventory, amongst others.

In determining whether provision for obsolescence should be recognized in the consolidated statement of comprehensive income, the Group makes judgments as to whether there is any observable data indicating that there is any future recoverability of an item and the net realizable value for such item.

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

4.      Basis of preparation and material accounting policy information (cont.)

When the purpose of an asset changes from being held for sale in the ordinary course of business (inventory) to being used in the production process, the asset is reclassified from inventory to property, plant and equipment. The reclassification is made at the carrying amount at the date of change in use, and subsequent measurement follows the Group’s accounting policy for property, plant and equipment in accordance with IAS 16.

4.6    Cash and cash equivalents

Cash and cash equivalents are items, which are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value. Cash and cash equivalents in the consolidated statement of financial position are comprised of cash on hand and cash in bank.

4.7    Financial instruments

Recognition, initial measurement, and de-recognition

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the financial instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset have expired, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled, or has expired.

Financial assets and financial liabilities are measured initially at fair value, adjusted for transactions costs.

Financial assets and financial liabilities are measured subsequently as described on the following page.

Classification and subsequent measurement of financial assets

For the purpose of subsequent measurement, financial assets are classified and measured at amortized cost if both of the following conditions are met:

•        The asset is held in order to collect contractual cash flows; and

•        The contractual terms of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest, if any, on the principal amount outstanding.

If the financial asset does not pass either of the above conditions, or only one of the above conditions, it is measured at fair value through profit or loss (‘FVTPL’). Even if both conditions are met, management may designate a financial asset at FVTPL if doing so reduces or eliminates a measurement or recognition inconsistency.

As of the reporting date, the Group’s financial assets were comprised of trade and other receivables, deposits and cash and cash equivalents. Discounting is omitted where the effect of discounting is immaterial.

All income and expenses relating to financial assets measured at amortized cost are recognized in the consolidated statement of comprehensive income and presented within ‘finance costs’ or ‘other income’, except for impairment of trade receivables which is presented within ‘general and administrative expenses’.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment in groups, which are determined by reference to the industry and region of a counterparty and other shared credit risk characteristics. The impairment loss estimate is then based on recent historical counterparty default rates for each identified group.

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

4.      Basis of preparation and material accounting policy information (cont.)

Impairment of financial assets

IFRS 9’s impairment requirements use forward-looking information to recognize expected credit losses — the ‘expected credit loss (ECL) model’. Instruments within the scope of the requirements included loans and other debt-type financial assets measured at amortized cost and FVOCI, trade receivables, contract assets recognized and measured under IFRS 15, loan commitments and some financial guarantee contracts (for the issuer) that are not measured at fair value through profit or loss.

The Group considers a broad range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

In applying this forward-looking approach, a distinction is made between:

•        financial instruments that have not deteriorated significantly in credit quality since initial recognition or that have low credit risk (‘Stage 1’).

•        financial instruments that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low (‘Stage 2’); and

•        ‘Stage 3’ would cover financial assets that have objective evidence of impairment at the reporting date.

‘12-month expected credit losses’ are recognized for the first category while ‘lifetime expected credit losses’ are recognized for the second category and third category.

Measurement of the expected credit losses is determined by a probability-weighted estimate of credit losses over the expected life of the financial instrument.

Trade and other receivables

The Group applies the simplified approach under IFRS 9 for measuring expected credit losses (ECL) on trade and other receivables, recognizing a loss allowance based on lifetime ECL. These represent expected shortfalls in contractual cash flows, considering the possibility of default at any point during the life of the financial asset. In determining ECL, the Group uses historical experience, external indicators, and forward-looking information, applying a provision matrix methodology.

As multiple entities within the Group generate revenue and hold trade receivables, impairment is assessed separately for each revenue generating entity on a collective basis. Receivables within each entity, are grouped according to shared credit risk characteristics including days past due. Receivables are written off when management concludes they are no longer recoverable.

Classification and subsequent measurement of financial liabilities

The Group’s financial liabilities include the Pre-Funded PIPE Series A1 Preferred Shares and Warrants, trade and other payables, loan from related parties and lease liabilities.

The Pre-Funded PIPE Series A1 Preferred Shares and Warrants are both classified as financial liabilities under IAS 32. Both instruments are initially recognized at fair value, adjusted for directly attributable transaction costs, and are subsequently measured at amortized cost using the effective interest method, as they do not meet the definition of a derivative instrument and are not designated at fair value through profit or loss. Further details of these instruments are set out in note 16.

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

4.      Basis of preparation and material accounting policy information (cont.)

The remaining financial liabilities are measured subsequently at amortized cost using the effective interest method, except for financial liabilities held for trading or designated at fair value through profit or loss, that are carried subsequently at fair value with gains or losses recognized in the consolidated statement of comprehensive income.

All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in the statement of comprehensive income are included within ‘other income’ or ‘finance costs’.

Offsetting financial instruments

Financial assets and liabilities are offset with the net amount reported in the consolidated statement of financial position only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

4.8    Employees’ benefits

Short-term employee benefits

The cost of short-term employee benefits (those payable within 12 months after the service is rendered) are recognized in the period in which the service is rendered and are not discounted.

The expected cost of compensated absences is recognized as an expense when the employee renders services that increase their entitlement or, in the case of non-accumulating absences, when the absences occur.

Employees’ end of service benefits

A provision for employees’ end of service benefits is made for the full amount due to employees for their periods of service up to the reporting date in accordance with the U.A.E. Labor Law and is reported as a separate line item under non-current liabilities.

The entitlement to end of service benefits is based upon the employees’ salary and length of service, subject to the completion of a minimum service period as specified in U.A.E. Labor Law. The expected costs of these benefits are accrued over the period of employment. The provision for staff terminal benefit is based on the liability that would arise if the employment of all the employees was terminated at the end of the reporting period.

Retirement Saving Plan

The Company operates a retirement savings plan for eligible employees, whereby the Company is obligated to contribute a fixed percentage of employees’ salaries into an external fund. The Company has no legal or constructive obligation to pay further contributions beyond the agreed amounts, nor does it bear any responsibility for the performance of the fund assets.

Contributions to the plan are recognized as an expense in profit or loss in the period in which the related employee service is rendered. Outstanding contributions at the reporting date are recorded as accrued expenses under trade and other payables.

Any prepaid contributions are recognized as an asset to the extent that a cash refund or reduction in future payments is available.

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

4.      Basis of preparation and material accounting policy information (cont.)

4.9    Leases

The Group as a lessee

The Group considers whether a contract is or contains a lease. A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration’. To apply this definition the Group assesses whether the contract meets three key criteria which are whether:

•        the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;

•        the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract;

•        the Group has the right to direct the use of the identified asset throughout the period of use

The Group assesses whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

At lease commencement date, the Group recognizes a right-of-use asset and a lease liability on the consolidated statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

Measurement and recognition of leases as a lessee

The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate. Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial recognition, the lease liability is reduced by lease payments made and increased by interest accretion. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments. At each remeasurement date, the lease liability is remeasured as the present value of the remaining lease payments, discounted using the applicable discount rate at that date (updated where required). Where the lease term is decreased, the right-of-use asset is remeasured using the revised remaining lease term. Any resulting gain or loss is recognized as of the remeasurement date within the consolidated statement of comprehensive income.

Lease payments not recognized as a liability

The Group has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these leases are recognized as an expense in the consolidated statement of comprehensive income on a straight-line basis over the lease term.

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

4.      Basis of preparation and material accounting policy information (cont.)

The Group as a lessor

As a lessor the Group classifies its leases as either operating or finance leases. The Group assesses whether it transfers substantially all the risks and rewards of ownership. Those assets that do not transfer substantially all the risks and rewards are classified as operating leases. The Group has currently not entered into any lease that is classified as finance lease.

Revenue from lease of the air-to-water generators consists of revenue derived from leasing of the air-to-water generator units. The Group recognizes lease income over time on a straight-line basis over the lease term.

4.10  Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

The principle for revenue recognition is based on the five steps in accordance with IFRS 15 as follows:

•        Identify the contract with the customer;

•        Identifying the performance obligations in the contract;

•        Determine the transaction price;

•        Allocating the transaction price to the performance obligations in the contract; and

•        Recognizing revenue when (or as) the Group satisfies a performance obligation.

Principal versus agent considerations: The Group evaluates the presentation of revenue on a gross versus net basis based on whether they control the good or service provided to the end-user and are the principal in the transaction (gross), or they arrange for other parties to provide the good or service to the end-user and are the agent in the transaction (net).

The Group considers itself a principal for the revenues from machine sales, service revenue, lease revenue, bottling revenue and other revenue because it controls the goods and services provided to customers.

The control over the goods and services provided to customers is demonstrated through the following key considerations:

•        The Group has full control over the sales of packaged water

•        The Group has full control over the sales and lease of the units

•        The Group reserves the right to decide the fees

•        The Group assumes responsibility for receiving and resolving the complaints registered by the customers over the quality of the services provided and products delivered

•        Any incentives and discounts given to the customers are entirely determined by the Group

Revenue is recognized either at a point in time or over time, when (or as) the Group satisfies performance obligations by transferring the promised goods or services to its customers. Details are as follows:

•        Bottling revenue is recognized at a point in time upon the transfer of control of goods to the customer. The point at which control transfers is determined by the terms of the contract and may occur either upon shipment or upon delivery. (point in time)

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

4.      Basis of preparation and material accounting policy information (cont.)

•        Revenue from sale of machinery is recorded when machinery is delivered and installed allowing the customer to obtain the desired benefits (point in time)

•        Maintenance revenue is recognized on a straight-line basis over the contract period (overtime)

The Group enters into separate agreements for bottling revenue, sale of machinery including installation, maintenance services, and lease income. The Group considers the combination of two or more contracts entered into at or near the same time with the same customer. In these instances, the transaction price is allocated to each identified performance obligation based on the stand-alone selling price.

The payment terms are generally due within 30 to 60 days from the date of transfer.

The Group recognizes contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as trade and other payables in its consolidated statement of financial position, as disclosed in note 17. Similarly, if the Group satisfies a performance obligation before it receives consideration, the Group recognizes either a contract asset or a receivable in the consolidated statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.

Bottling Revenue

Revenue recognized from sale of packaged water and supply of water through the air-to-water generators to hospitality sector customers in reusable glass bottles.

Other Revenue

Other revenue pertains to the revenue from the following:

•        The Group’s revenue from sale of machines is primarily generated through sales of the air-to-water generator machines to customers.

•        The revenue from maintenance is derived from maintenance services arrangements with customers. The Group provides after-sales services such as annual repairs and maintenance.

4.11  Segment reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Group’s Chief Executive Officer is the Group’s CODM. The CODM reviews discrete financial information at the level of bottling and other revenue. As the CODM makes operating decisions, allocates resources, and evaluates financial performance at this level, the Group has determined that it has two reportable segments: bottling and other revenue. These segments reflect the way in which the Group manages its business and the basis on which strategic and resource allocation decisions are made.

The preparation of the consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, and equity in the consolidated financial statements and the grouping disclosures. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events.

Uncertainty about these assumptions and estimates could result in outcomes that require material adjustment to the carrying amount of assets or liabilities affected in future periods.

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

4.      Basis of preparation and material accounting policy information (cont.)

4.12  Finance costs

Finance costs are recognized in the consolidated statement of comprehensive income using the effective interest rate method. The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:

•        the gross carrying amount of the financial asset; or

•        the amortized cost of the financial liability.

The calculation of the effective interest rate includes transaction costs and fees and points paid or received that are an integral part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition or issue of a financial asset or financial liability.

4.13  Corporate tax

Income taxes

Tax expense or benefit recognized in the consolidated statement of comprehensive income is comprised of current tax. The calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Assessing the most likely amount of current tax in case of uncertainties (e.g. as a result of the need to interpret the requirements of the applicable tax law), requires the Group to apply judgments in considering whether it is probable that the taxation authority will accept the tax treatment retained.

Deferred taxes

Deferred tax assets are recognized to the extent it is probable that the underlying tax loss or deductible temporary difference will be utilized against future taxable income.

This is assessed based on the Group’s forecast of future operating results, adjusted for significant non-taxable income and expenses and specific limits on the use of any unused tax loss or credit. Deferred tax liabilities are generally recognized in full, although IAS 12 specifies limited exemptions.

As a result of those exemptions the Group does not recognize deferred tax on temporary differences (only to the extent that the Group controls the timing of the reversal of the taxable temporary difference and that reversal is not likely to occur in the foreseeable future). The Group does not offset deferred tax assets and liabilities unless it has a legally enforceable right to do so and intends to settle on a net basis.

4.14. Loss per share

Basic loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period.

4.15  Significant management judgment in applying accounting policies and estimation uncertainty

When preparing the consolidated financial statements management undertakes significant judgments, estimates and assumptions in applying the accounting policies of the Group that have the most significant effect on the consolidated financial statements and about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgments, estimates and assumptions made by management, and will seldom equal the estimated results.

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

4.      Basis of preparation and material accounting policy information (cont.)

Provision for inventory obsolescence

Inventories are measured at the lower of cost or net realizable value. In estimating net realizable values, management takes into account the most reliable evidence available at the time the estimates are made.

The Group reviews its inventory to assess loss on account of obsolescence on a periodic basis. In determining whether provision for obsolescence should be recognized in the consolidated statement of comprehensive income, the Group makes judgments as to whether there is any observable data indicating future recoverability of an item and the net realizable value for such item.

Impairment of non-financial assets

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. To determine the recoverable amount, management estimates expected future cash flows and determines a suitable discount rate in order to calculate the present value of those cash flows. In the process of measuring expected future cash flows, management makes assumptions about future operating results. These assumptions relate to future events and circumstances. The actual results may vary and may result in significant adjustments to the Group’s assets within a future period.

In most cases, determining the applicable discount rate involves estimating the appropriate adjustment to market risk and the appropriate adjustment to asset-specific risk factors.

Classification and measurement of financial liabilities

Management exercises judgment in assessing the contractual terms and contingent settlement features of the Group’s Pre-Funded PIPE Series A1 Preferred Shares and Warrants to determine their appropriate classification and measurement under IAS 32.

For both instruments, management has concluded that the relevant contingent settlement features create contractual obligations to deliver cash that are genuine and beyond the control of both the issuer and the holder. Accordingly, both instruments are classified as financial liabilities under IAS 32, initially recognized at fair value adjusted for directly attributable transaction costs, and subsequently measured at amortized cost using the effective interest method.

5.      Property, plant and equipment

	Operating leased assets to customers	Office equipment	Water bottling	Furniture and fixtures	Building improvement & fit outs	Capital work in progress	Re-usable glass bottles and crates	Total
	USD	USD	USD	USD	USD	USD	USD	USD
2025
Cost
Balance at January 1, 2025	221,169	93,319	212,412	34,313	133,311	2,515,196	—	3,209,720
Additions	6,769	33,995	280,732	3,640	117,595	3,660	—	446,391
Transferred from inventory	—	—	1,032,066	—	—	—	416,249	1,448,315
Transferred upon completion	—	11,320	1,670,802	—	833,074	(2,515,196)	—	—
Impairment loss	(227,938)	(15,438)	(212,413)	—	—	—	(292,236)	(748,025)
Balance at December 31, 2025	—	123,196	2,983,599	37,953	1,083,980	3,660	124,013	4,356,401

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

5.      Property, plant and equipment (cont.)

	Operating leased assets to customers	Office equipment	Water bottling	Furniture and fixtures	Building improvement & fit outs	Capital work in progress	Re-usable glass bottles and crates	Total
	USD	USD	USD	USD	USD	USD	USD	USD
Accumulated depreciation
Balance at January 1, 2025	84,960	39,916	41,790	5,998	8,887	—	—	181,551
Charge for the year	61,531	30,487	610,811	8,018	210,318	—	229,610	1,150,775
Impairment loss	(146,491)	(7,998)	(84,273)	—	—	—	(105,597)	(344,359)
Balance at December 2025	—	62,405	568,328	14,016	219,205	—	124,013	987,967

Net carrying amount at December 31, 2025	—	60,791	2,415,271	23,937	864,775	3,660	—	3,368,434
	Operating leased assets to customers	Office equipment	Water bottling	Furniture and fixtures	Building improvement & fit outs	Capital work in progress*	Total
	USD	USD	USD	USD	USD	USD	USD
2024
Cost
Balance at January 1, 2024	182,465	41,021	59,863	3,813	—	—	287,162
Additions	38,704	53,287	152,549	30,500	133,311	2,515,196	2,923,547
Write-off	—	(989)	—	—	—	—	(989)
Balance at December 31, 2024	221,169	93,319	212,412	34,313	133,311	2,515,196	3,209,720

Accumulated depreciation
Balance at January 1, 2024	37,611	31,861	1,995	3,760	—	—	75,227
Charge for the year	47,349	8,677	39,795	2,238	8,887	—	106,946
Write-off	—	(622)	—	—	—	—	(622)
Balance at December 2024	84,960	39,916	41,790	5,998	8,887	—	181,551

Net carrying amount at December 31, 2024	136,209	53,403	170,622	28,315	124,424	2,515,196	3,028,169

____________

*        Capital work in progress relates to the assembly and installation of the bottling facility in UAE.

As of December 31, 2025, as a result of a change in use, in line with changes in the Group’s operating model, wherein certain revenue streams were or are being discontinued, the Group recognized an impairment loss of property, plant and equipment in the amount of USD 403,666 (note 21). The assets for which an impairment was recognized were evaluated at the individual asset level include a bottling line deployed at a customer facility, certain re-usable bottling and transport items and machinery. As a result of the change in use, the Group subjectively determined that, when considered with the costs of disposal, there was no recoverable value for these assets. Given a lack of market and comparable selling prices, impairment recognized reflects a full impairment of the assets noted.

As noted in note 19, the CODM is not provided with, nor do they determine the allocation of resources from, segment assets.

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

5.      Property, plant and equipment (cont.)

The depreciation expense can be analysed as follows:

	2025	2024
	USD	USD
Cost of revenue (note 20)	901,953	87,144
General and administrative expenses (note 21)	248,822	19,802
	1,150,775	106,946

6.      Right-of-use assets

	2025	2024
	USD	USD
Cost
Opening as of January	6,039,776	297,482
Additions(1)	—	5,742,294
Remeasurement of a lease(2)	(696,425)	—
Closing as of December 31,	5,343,351	6,039,776

Accumulated depreciation
Opening as of January	684,556	288,734
Charge for the year(3)	1,148,421	395,822
Closing as of December 31,	1,832,977	684,556
Net book value	3,510,374	5,355,220

____________

(1)      During the prior year, the Group entered into lease agreements for an operational facility in UAE.

(2)      The Company remeasured a lease upon determination that it was not reasonably certain to renew.

(3)      The depreciation expense can be analysed as follows:

	2025	2024
	USD	USD
Cost of revenue (note 20)	750,798	—
General and administrative expenses (note 21)	397,623	395,822
	1,148,421	395,822
Right-of-use asset description	Number of right-of-use assets leased	Lease term	Number of leases with extension option	Number of leases with purchase option	Number of leases with variable payments	Number of leases with termination option
Warehouse	5	1-5 years	5	—	—	5

The lease term ranges from one to five years, with one warehouse lease that was remeasured in 2025. It was determined the renewal period in the agreement will not be extended.

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

7.      Intangible assets

	Trademark	Software	Development costs	Website	Capital work in progress*	Total
	USD	USD	USD	USD	USD	USD
2025
Cost
Balance at January 1, 2025	243,040	110,394	121,569	79,632	80,155	634,790
Additions	250,894	10,167	—	—	50,757	311,818
Balance at December 31, 2025	493,934	120,561	121,569	79,632	130,912	946,608

Accumulated depreciation
Balance at January 1, 2025	22,261	45,255	118,069	21,016	—	206,601
Charge for the year	115,803	26,130	2,450	19,908	—	164,291
Balance at December 2025	138,064	71,385	120,519	40,924	—	370,892

Net carrying amount at December 31, 2025	355,870	49,176	1,050	38,708	130,912	575,716
	Trademark	Software	Development costs	Website	Capital work in progress*	Total
	USD	USD	USD	USD	USD	USD
2024
Cost
Balance at January 1, 2024	4,068	63,414	120,888	58,821	—	247,191
Additions	238,972	46,980	681	20,811	80,155	387,599
Balance at December 31, 2024	243,040	110,394	121,569	79,632	80,155	634,790

Accumulated depreciation
Balance at January 1, 2024	4,068	28,568	108,865	3,276	—	144,777
Charge for the year	18,193	16,687	9,204	17,740	—	61,824
Balance at December 2024	22,261	45,255	118,069	21,016	—	206,601

Net carrying amount at December 31,2024	220,779	65,139	3,500	58,616	80,155	428,189

____________

*        During the year ended December 31, 2024 and 2025, the group invested in an ERP system which is undergoing implementation.

8.      Trade and other receivables

	2025	2024
	USD	USD
Financial assets
Trade receivables	182,703	146,817

Non-financial assets
VAT receivable, net	220,156	132,870
Employee Advances	—	660
	220,156	133,530
	402,859	280,347

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

8.      Trade and other receivables (cont.)

Aging analysis of trade receivables:

Year	Total	0-30 days	31-60 days	61-90 days	91-120	121-Above days
2025	182,703	112,839	30,805	15,763	3,721	19,575
2024	146,817	27,124	15,328	40,200	3,763	60,402

Trade receivables are stated at amortized cost and generally have credit terms ranging from 30 to 60 days. The Group does not hold any collateral against these balances.

9.      Prepayments and deposits

	2025	2024
	USD	USD
Advertising and marketing	1,330,000	—
Deposits	1,728,811	66,062
Advance to suppliers	483,602	93,027
Rent	219,802	33,943
Others	210,086	256,888
	3,972,301	449,920

10.    Inventory

	2025	2024
	USD	USD
Raw materials	1,393,862	680,779
Work-in-progress	1,962	2,999
Finished Goods	1,997,674	4,060,023
Provision for inventory obsolescence	(295,266)	(64,639)
	3,098,232	4,679,162

The movement in the provision for inventory obsolescence can be reconciled as follows:

	2025	2024
	USD	USD
Opening balance	64,639	156,554
Cost of revenue charge for the year (note 20)	668,999	64,639
Write off during the year	(438,372)	(156,554)
Closing balance	295,266	64,639

11.    Cash and cash equivalents

	2025	2024
	USD	USD
Cash on hand	3,460	4,431
Cash at banks	16,612,492	73,265
	16,615,952	77,696

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

12.    Related parties

The Group in the normal course of business carries on business with other enterprises that fall within the definition of a related party. The Group’s related parties include its Shareholders, key management personnel, and entities controlled by such parties. Transactions with related parties are normally comprised of transfer of resources, services, or obligations between related parties and are measured at amounts agreed to by both parties and conducted at arm’s length.

Balances with related parties included in the consolidated statement of financial position are as follows:

	2025	2024
	USD	USD
Due from related parties
Mr. Dave Cupit	21,828	21,828
Mr. Alexander Guy	184,187	756,891
Due from related party written off (note 21)	(206,015)	(756,891)
	—	21,828
	2025	2024
	USD	USD
Loan from related parties
Tau Capital Holding Ltd(a)	—	9,954,644
Mr. Andrea Mollica(b)	—	1,000,000
Mr. Pete Carr I	—	500,000
Mr. Ryan Bibbo(d)	500	10,500
HF Fund I(e)	3,371,666	—
Diametric True Iha(e)	2,247,778	—
	5,619,944	11,465,144

____________

The loans disclosed in the preceding page are unsecured.

(a)	Tau Capital Holding Ltd advanced a shareholder loan bearing no interest. This loan converted into equity during the year ended December 31, 2025.
(b) and (c)

These loans were advanced by shareholders bearing no interest and represent these individuals’ contribution to the Group. On May 21, 2025, the Company signed an agreement and converted these loans to equity.

(d)	This represents funds provided to the Group by a related party to meet some of its short-term obliIions.
(e)

On May 23, 2025, Diametric True Alpha Market Neutral Master Fund LP (“DTAM”) and Diametric True Alpha Enhanced Market Neutral Master Fund, LP (“DTAE”), together (“Diametric True Alpha”) and HF Fund LP (“HF”), managed by Sandia Investment Management LP (“Sandia”), collectively entered into a facility agreement with Air Water UK through Sandia amounting to USD 5 million.

The facility agreement specifies USD 1 million as fixed return amount payable 360 days after the utilization date, i.e. May 23, 2025. Accrual of the pro-rated finance cost was made for the fixed return amount from the utilization date through December 31, 2025.

Also, in accordance with the side letter executed on May 23, 2025; 1,160 shares were issued to HF, 650 shares were issued to DTAM and 124 shares were issued to DTAE.

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

12.    Related parties (cont.)

The movement of the above loans can be analysed as follows:

	2025	2024
	USD	USD
Opening balance	11,465,144	10,754,605
Additional loan during the year	9,267,981	17,696,857
Finance cost (note 23)	619,444	135,877
Repayments during the year	(10,437)	(5,556,209)
Converted to equity (note 13)	(15,722,188)	(11,565,986)
Closing balance	5,619,944	11,465,144

Key management personnel compensation

Key management personnel of the Group are the Chairman, Chief Executive Officer and other senior management team members. During the reporting period, the key management personnel compensation was as follows:

	2025	2024
	USD	USD
Salaries and other benefits	3,031,621	2,501,472

Significant transactions with related parties

	2025	2024
	USD	USD
Loan availed during the year	9,267,981	17,696,857
Repayments during the year	(10,437)	(5,556,209)
Finance costs (note 23)	619,444	135,877
Due from related party written off (note 21)	206,015	756,891
Loan converted to equity (note 12)	15,722,188	11,565,986

13.    Share capital

In conjunction with the Reorganization Transaction, investors in shares of Air Water UK exchanged shares in the Company in a one-to-one share exchange. The Company is the sole shareholder of Air Water UK. Share capital and share premium have been adjusted to retrospectively reflect the impact of the Reorganization Transaction in accordance with the predecessor value method.

The share capital of the Company is comprised of 3,000,000 authorized and 39,348 issued fully paid ordinary shares (2024: 25,894 shares) with a par value of USD 0.01344 each (2024: USD 0.01344 each).

	2025	2024
	USD	USD
Share capital	529	281
Share premium	17,333,267	1,611,301
	17,333,796	1,611,582

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

13.    Share capital (cont.)

For the year ended December 31, 2024

On February 5, 2024, the Company issued a total of 464 ordinary shares for an aggregate consideration of USD 1.5 million to multiple individual investors. This issuance was funded by the share application funds pending allotment received during the previous year amounting to USD 1.2 million and additional funds received in the current year amounting to USD 267,957.

On February 27, 2024, the Company issued a total of 2,870 ordinary shares for a consideration of USD 15 million to Tau Capital Holding Ltd (“TAU”). On the same date, TAU advanced an additional USD 3 million shareholder loan bearing no interest, which was converted into shares on May 31, 2025.

On May 13, 2024, the Company undertook a capital reorganization in which the entire balance of share premium attributable to existing shareholders amounting to USD 17.9 million was cancelled and transferred to distributable reserves.

On May 31, 2024, the Company issued 5,807 new ordinary shares upon converting USD 11.6 million of shareholder loans (note 12). On the same date, the Company acquired 4,999 ordinary shares into treasury at a total cost of USD 9.96 million.

For the year ended December 31, 2025

On May 21, 2025, the Company capitalized a series of convertible loan notes, issuing a total of 7,532 new ordinary shares to multiple investors. These conversions resulted in total loan balances of USD 5.8 million (note 12).

On the same date the Company capitalized a series of convertible loan notes, issuing a total of 8,321 new ordinary shares to Tau. These conversions resulted in total loan balances of USD 10 million (note 12).

On June 25, 2025, the Company entered into an agreement to repurchase 8,004 ordinary shares from Alexander David Guy, Kirsty Guy, and AKP AG. The purchase price for the ordinary shares was USD 3.5 million. These repurchased shares were then redistributed to the existing shareholders.

On July 25, 2025, the Company entered into an agreement to repurchase 653 ordinary shares from Robert Bain. The purchase price for the ordinary shares was USD 0.3 million. These repurchased shares were then redistributed to the existing shareholders.

14.    Employees’ end of service benefits

	2025	2024
	USD	USD
Opening balance	397,605	161,672
Charge for the year (note 21)	187,945	257,291
Payments during the year	(101,428)	(21,358)
Closing balance	484,122	397,605

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

15.    Lease liabilities

As of December 31, 2025, the Group had five lease agreements with varying maturity dates.

Finance lease liabilities recognized in the consolidated statement of financial position can be analysed as follows:

	2025	2024
	USD	USD
Non-current	2,681,026	4,412,890
Current	976,032	922,072
	3,657,058	5,334,962

The movement in finance lease liabilities is as follows:

	2025	2024
	USD	USD
Opening balance	5,334,962	45,631
Additions	—	5,742,294
Remeasurement of a lease	(773,877)	—
Finance cost (note 23)	239,941	91,424
Repayment during the year	(1,143,968)	(544,387)
Closing balance	3,657,058	5,334,962

Future minimum finance lease payments As of the end of the reporting period are as follows:

	Minimum lease payments due
	Within 1 year	2 to 5 years	Total
	USD	USD	USD
December 31, 2025
Lease payments	1,128,968	2,853,999	3,982,967
Finance charges	(152,936)	(172,973)	(325,909)
Net present value	976,032	2,681,026	3,657,058
	Minimum lease payments due
	Within 1 year	2 to 5 years	Total
	USD	USD	USD
December 31, 2024
Lease payments	1,158,319	4,821,240	5,979,559
Finance charges	(236,247)	(408,350)	(644,597)
Net present value	922,072	4,412,890	5,334,962

16.    Financial Liabilities

Pre-Funded PIPE Investment

Air Water Ventures LTD entered into a Subscription Agreement, dated July 25, 2025, with Inflection Point Fund I, LP (“IPF”), pursuant to which IPF subscribed for and purchased from the Company, 607 Series A Preferred Shares (“Series A Shares”) and Warrants for aggregate consideration of approximately USD 4 million. The proceeds from the Subscription Agreement were used by Air Water Ventures LTD to repurchase certain outstanding shares. The Series A Shares and Warrants were subsequently exchanged for Series A1 Shares and Warrants in the Company in conjunction with the Reorganization Transaction.

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

16.    Financial Liabilities (cont.)

On August 25, 2025, the Company entered into the Pre-Funded PIPE Subscription Agreements with certain investors, pursuant to which it sold 4,398 Series A1 Shares and Warrants for aggregate consideration of approximately USD 28.5 million. In addition, on August 25, 2025, the Company entered into the Closing PIPE Subscription Agreements with certain investors pursuant to which it agreed to sell Company Series A2 Preferred Shares and Warrants for aggregate consideration of approximately USD 31 million subject to closing of the SPAC Merger further described in Note 30.

Judgment was required in determining the classification of the Series A1 Shares and Warrants as either equity or liabilities. The Series A1 Shares and Warrants include contractual obligations for the Company to deliver cash in certain circumstances. The Series A Shares are entitled to a cash redemption upon exercise of a put option and are also subject to cash settlement upon certain corporate events. The Warrants contain contingent cash settlement features, including a change of control payment equal to the option’s Black-Scholes value. These contingent settlement obligations are genuine, more than remote, and outside the control of both the issuer and the holder. As a result, Series A Shares and Warrants are classified as financial liabilities under IAS 32. The financial liabilities are initially recognized at fair value adjusted for transaction costs and are subsequently measured at amortized cost.

The Series A Shares contain a fixed, cumulative dividend based on Accrued Value, which is the stated value together with any unpaid arrears in respect of the Series A shares (“PIK interest”). The dividend accrues daily and compounds semi-annually and is paid semi-annually, both on June 30 and December 31, with a rate of 10% if settled in cash and 12% if settled in PIK interest.

USD 2,362,941 amount of deemed interest expense was accrued as of December 31, 2025. The movement of the financial liabilities is illustrated below:

	Preferred Series A	Warrants	Total
Issuance of PIPE and Warrants	31,802,625	6,430,816	38,233,441
Original issuance discount and deferred financing costs	(5,768,786)	(1,166,508)	(6,935,294)
Finance cost (note 23)	3,331,428	673,649	4,005,077
December 31, 2025	29,365,267	5,937,957	35,303,224

17.    Trade and other payables

	2025	2024
	USD	USD
Financial liabilities
Trade payables	8,226,340	3,740,688
Accrued expenses	946,509	831,077
Other payables	425,184	—
	9,598,033	4,571,765
Non-Financial liabilities
Contract liability	28,163	43,421
Advance from customers	—	7,391
	28,163	50,812
	9,626,196	4,622,577

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

18.    Revenue

	2025	2024
	USD	USD
Bottling revenue	535,568	118,868
Non-bottling revenue*	831,727	399,829
	1,367,295	518,697
	2025	2024
	USD	USD
Goods and services transferred at a point in time	1,237,481	405,539
Goods and services transferred over time	129,814	113,158
	1,367,295	518,697

____________

*        Non-bottling revenue includes revenue from machine sales of USD 363,916 (2024: 236,246), lease revenue amounting to USD 53,141 (2024: 65,250), service revenue of USD 76,673 (2024: 47,908), canned water revenue of USD 311,240 and other revenue of USD 26,757 (2024: 50,425). Future lease payments receivable are immaterial.

Revenue from machine sales, bottling revenue and other revenue are recognized at a point in time. The Group recognized service revenue and lease revenue over time.

19.    Segment information

The Group has two reportable segments: bottling revenue and other revenue.

Segments were identified based on the Group’s internal reporting and how the chief operating decision maker (“CODM”) assesses the performance of the business.

Bottling revenue includes revenue from sale of packaged water, setting up bottling units at customer premises and own facility and supply of water through the air-to-water generators to the hospitality sector customers.

Other revenue pertains to the revenue from the following:

•        The Group’s revenue from sale of machines is primarily generated through sales of the air-to-water generator machines to customers.

•        The revenue from maintenance is derived from maintenance services provided arrangements with customers. The Group provides after-sales services such as annual repairs and maintenance.

•        Revenue from lease of the air-to-water generators consists of revenue deriving from leasing of the air-to-water generator units.

No operating segments have been aggregated to form the above two reportable segments.

As segment assets and liabilities are not reported to or used by the CODM to measure business performance or allocate resources, total segment assets and liabilities are not presented below. Key financial performance measures of the segments including revenue, cost of revenue, and gross profit are as follows:

	2025	2024
	USD	USD
Bottling revenue
Revenue	535,568	118,868
Cost of revenue	(3,514,649)	(416,273)
Gross loss	(2,979,081)	(297,405)

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

19.    Segment information (cont.)

	2025	2024
	USD	USD
Other revenue
Revenue	831,727	399,829
Cost of revenue	(1,190,493)	(720,809)
Gross loss	(358,766)	(320,980)
	2025	2024
	USD	USD
Consolidated
Revenue	1,367,295	518,697
Cost of revenue	(4,705,142)	(1,137,082)
Gross loss	(3,337,847)	(618,385)

Unallocated expenses (see statement of comprehensive income for breakdown)	(24,205,066)	(10,352,084)
LOSS BEFORE INCOME TAX	(27,542,913)	(10,970,469)

20.    Cost of revenue

	2025	2024
	USD	USD
Cost of goods sold	1,645,798	946,035
Cost of services	737,594	103,903
ROU asset depreciation (note 6)	750,798	—
Current period charges for inventory obsolescence (note 10)	668,999	—
Depreciation (note 5)	901,953	87,144
	4,705,142	1,137,082

21.    General and administrative expenses

	2025	2024
	USD	USD
Salaries and other benefits	6,634,724	4,629,060
Branding and marketing expenses	1,487,887	868,310
Depreciation on right-of-use assets (note 6)	397,623	395,822
Current period charges for inventory obsolescence (note 10)	—	64,639
Impairment on non-financial assets (note 5)	403,666	—
Travel expenses	335,506	423,521
Depreciation of property, plant and equipment (note 5)	248,822	19,802
Short-term lease expense and related charges	245,201	425,596
IT and software expenses	192,184	118,804
Provision for employee’s end of service benefits (note 14)	187,945	257,291
Due from related parties written off (note 12)*	206,015	756,891
Amortization of intangible assets (note 7)	164,291	61,824

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

21.    General and administrative expenses (cont.)

	2025	2024
	USD	USD
Communication expenses	62,135	77,753
License fees	89,720	52,323
Allowance for expected credit losses	—	15,427
Fixed asset written off (note 5)	—	367
Other expenses	191,555	817,120
	10,847,274	8,984,550

____________

*        The due from related parties write off amount represents the forgiveness of certain amounts due from former members of the Groups management.

22.    Consultancy and professional fees

	2025	2024
	USD	USD
Professional fees*	8,139,875	1,031,986
Other consultancy fees	411,517	239,929
	8,551,392	1,271,915

____________

*        Of the USD 8.2 million of professional fees, USD 6.8 million are professional fees related to the Business Combination Agreement (note 1).

23.    Finance costs

	2025	2024
	USD	USD
Finance costs on loan from related parties (note 12)	619,444	135,877
Finance cost on lease liabilities (note 15)	239,941	91,424
Finance cost on financial liability (note 16)	4,005,077	—
	4,864,462	227,301

24.    Other income

	2025	2024
	USD	USD
Interest income	75,208	214,159
Gain on lease re-measurement	77,452	—
Other income	1,769	—
	154,429	214,159

25.    Income Tax

The Group operates in three different jurisdictions and is therefore subject to the tax regulations of multiple authorities. The income earned in these jurisdictions is taxed on differing bases, including income actually earned, income deemed earned, and revenue-based tax withholding. The final determination of the income tax liabilities involves the interpretation of local tax laws, tax treaties, and related regulations in each jurisdiction, as well as the significant use of estimates and assumptions regarding the scope of future operations and the nature of income earned and expenditures incurred. Changes in the operating environment, including changes in or new interpretations of tax laws, could impact the determination of the income tax liabilities for the year.

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

25.    Income Tax (cont.)

The Group is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Group is not subject to any income, corporate or capital gains taxes in the Cayman Islands.

On December 9, 2022, the UAE Ministry of Finance released the Federal Decree Law No. 47 of 2022 on the Taxation of Corporations and Businesses (the Law) to enact a Federal Corporate Tax (CT) regime in the UAE. The CT regime will become effective for accounting periods beginning on or after 1 June 2023. The Cabinet of Ministers Decision No. 116/2022 effective from 2023, specifies the threshold of income over which the 9% tax rate would apply and accordingly, the Law is now considered to be substantively enacted. A rate of 9% will apply to taxable income exceeding AED 375,000, a rate of 0% will apply to taxable income not exceeding AED 375,000.

The OECD has issued guidance to address tax base erosion and profit shifting, including recommendations aimed at reducing tax avoidance. Many jurisdictions where the Group operates have adopted or are considering changes to their tax laws based on these recommendations.

The OECD’s Pillar 2 initiative introduces a global minimum tax rate of 15% for multinational enterprises with annual revenues exceeding €750 million, effective from January 1, 2024, in the EU and other participating countries.

As the Group’s revenue is below this threshold, Pillar 2 has no impact on the current reporting period. However, future implementation in relevant jurisdictions could materially increase our tax liabilities and affect cash flows.

	2025	2024
	USD	USD
Consolidated statement of comprehensive income:
Current tax	—	—
Deferred tax	—	—
	—	—

Reconciliation of profit before tax with deferred tax asset is as follows:

	2025	2024
	USD	USD
Loss before tax for the year	(27,542,913)	(10,970,469)
Less: Loss of tax-exempt entities	1,961,479	1,567,837
Effect of items that are not considered in determining taxable income – net	—	61,275
Tax applicable loss	(25,581,434)	(9,341,357)
Deferred tax asset*	—	—

____________

*        In accordance with IAS 12 - Income Taxes, the Group recognizes deferred tax assets only to the extent that it is probable that sufficient taxable profit will be available against which the deductible temporary differences can be utilized. As of December 31, 2025 and December 31, 2024, the Group has unrecognized deferred tax assets amounting to USD 2,921,790 and USD 952,608, respectively, relating to tax losses carried forward. Management has performed a comprehensive assessment of the Group’s future taxable income projections and concluded that it is not probable that sufficient taxable profits will be generated in the foreseeable future to utilize these deductible temporary differences.

26.    Capital commitments

The Group had total commitments of USD 31,671,127 and USD 86,159 as of December 31, 2025 and December 31, 2024, respectively.

The above schedule includes the Group’s commitments in respect of the following agreements:

•        In November 2025, the Group executed a five-year local sponsorship agreement with Inter Miami CF and Inter Miami Stadium, LLC, effective January 1, 2026 to December 31, 2030, which grants the Company certain marketing and advertising rights during the term. Total amount of consideration

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

26.    Capital commitments (cont.)

over the term of the agreement is USD 10,618,272, payable in two equal instalments each season: USD 2,000,000 (2026), USD 2,060,000 (2027), USD 2,121,800 (2028), USD 2,185,454 (2029), and USD 2,251,018 (2030).

•        In November 2025, the Group executed a 126-month industrial lease that commences the business day after agreed upon leasehold improvements are completed by the landlord. Future commitments include the agreed rent payments for the 126-month term. The lease agreement required the prepayment of the first month’s rent and a security deposit. Both balances are reflected as prepaid expenses and deposits within note 9.

•        In December 2025, the Group entered into an Equipment Purchase and Sale Agreement to acquire 25 T-200 atmospheric water generators for USD 850,000. 50% of the total consideration (USD 425,000) was recorded as advances to suppliers within prepayments and deposits as reflected in note 9. The remaining consideration will be payable upon completion and acceptance.

Contingencies

As of October 17, 2025, NDO BEV LLC filed a complaint in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida, captioned NDO BEV LLC v. Air Water Ventures LTD et al., Case No. 2025-020459-CA-01, against the Group the Miami Heat, and Basketball Properties, Ltd., alleging claims arising from NDO’s “Official Premium Water Sponsor” agreement at Kaseya Arena and asserting that the Company’s “Official Water Sponsor” agreement tortiously interfered with NDO’s agreement and prospective business relationships; the complaint alleges unspecified amount in damages. As of December 31, 2025, the Group concluded that a loss is not probable and no liability has been recognized, and given the absence of a quantified claim and the procedural posture, no reliable estimate of potential loss can be made.

27.    Credit risk

Financial instruments risk

Risk management objectives and policies

The Group is exposed to various risks in relation to financial instruments. The main types of risks are market risk, credit risk and liquidity risk.

The Group’s risk management is coordinated at the Company level and focuses on actively securing the Group’s short to medium-term cash flows by minimizing the exposure to financial markets.

The Group does not actively engage in the trading of financial assets for speculative purposes. The most significant financial risks to which the Group is exposed are described below.

Market risk

Market risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices whether those changes are caused by factors specific to the individual security or its issuer or factors affecting all securities traded in the market. The Group is exposed to market risk through its use of financial instruments and specifically to currency risk, interest rate risk and certain other price risks, which result from both its operating and investing activities.

Foreign currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Most of the Group’s transactions are carried out in USD for entities bases in UAE hence the risk of foreign currency risk is minimal.

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

27.    Credit risk (cont.)

Credit risk analysis

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.

The Group’s maximum exposure to credit risk is limited to the carrying amount of financial assets recognized at the reporting date as summarized below:

	2025	2024
	USD	USD
Trade receivables and deposits (note 8 and 9)	1,911,514	212,879
Cash at banks (note 11)	16,612,492	73,265
Due from a related party (note 12)	—	21,828
	18,524,006	307,972

Trade and other receivables

The Group is not exposed to any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. Based on historical information about customer default rates, management considers the credit quality of trade receivables that are not past due or impaired to be good. The Group’s exposure to trade receivables’ credit risk is minimal.

Cash at banks

The Group seeks to limit its credit risk with respect to bank balances by only dealing with reputable banks and continuously monitoring outstanding balances.

Liquidity risk analysis

Liquidity risk, also referred to as funding risk, is the risk that an enterprise will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at close to its fair value.

The Group manages liquidity risk through an ongoing review of future commitments and credit facilities. Cash flow forecasts are prepared, and adequate utilization of borrowing facilities are monitored, including the need for additional borrowings, as required.

The table below summarizes the maturities of the Group’s undiscounted financial liabilities based on contractual payment dates and current market interest rates.

	2025
	Less than 12 months	Greater than 12 months	Total
	USD	USD	USD
Trade and other payables (note 17)	9,598,033	—	9,598,033
Loan from related parties (note 12)	5,619,944	—	5,619,944
Lease liabilities (note 15)	976,032	2,681,026	3,657,058
	16,194,009	2,681,026	18,875,035

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

27.    Credit risk (cont.)

	2024
	Less than 12 months	Greater than 12 months	Total
	USD	USD	USD
Trade and other payables (note 17)	4,571,765	—	4,571,765
Loan from related parties (note 12)	11,465,144	—	11,465,144
Lease liabilities (note 15)	922,072	4,412,890	5,334,962
	16,958,981	4,412,890	21,371,871

28.    Earnings per share

Basic loss per share is computed using the weighted-average number of outstanding shares during the period. Diluted loss per share is computed using the treasury stock method to the extent that the effect is dilutive by using the weighted-average number of outstanding shares during the year. During the year ended December 31, 2025, 5,005 of Series A Shares and warrants, were not included in the computation of diluted net loss per share because their effect would have been anti-dilutive.

The following table reflects the loss and share data used in the basic and diluted loss per share calculations:

	2025	2024
	USD	USD
Net loss for the year	(27,542,913)	(10,970,469)
Shares used in computation
Weighted-average shares outstanding	32,048	20,068
Basic and diluted loss per share	(859)	(547)

29.    Capital Management

The Group’s capital management objectives are:

•        to ensure the Group’s ability to continue as a going concern, and

•        to provide an adequate return to shareholders by pricing products and services in a way that reflects the level of risk involved in providing those goods and services.

The Group monitors capital on the basis of the carrying amount of equity deficit, less cash and cash equivalents as presented in the consolidated statement of financial position.

Management assesses the Group’s capital requirements in order to maintain an efficient overall financing structure while avoiding excessive leverage. This takes into account the subordination levels of the Group’s various classes of debt. The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt.

30.    Events after the reporting period

As described in Note 16, on August 25, 2025, the Company entered into Closing PIPE Subscription Agreements with certain investors pursuant to which it agreed to sell Series A2 Preferred Shares and Warrants for aggregate consideration of approximately USD 31 million, subject to the closing of the SPAC Merger. As of March 31, 2026, the Company received a total of USD 83.5 million in committed proceeds from PIPE Investors in the PIPE Investment, consisting of (i) USD 4.0 million from the Pre-Signing PIPE, (ii) USD 33.5 million from the Pre-Fund PIPE and (iii) USD 46.0 million from the Closing PIPE.

AIR WATER VENTURES HOLDINGS LIMITED
Consolidated Financial Statements
Notes to the consolidated financial statements
For the year ended December 31, 2025

30.    Events after the reporting period (cont.)

On February 28, 2026, the security situation in the Middle East escalated significantly following the commencement of a major military conflict involving the United States, Israel, and Iran. The situation has resulted in the closure of portions of regional airspace and retaliatory military actions affecting multiple countries in the region where the Group operates, specifically the United Arab Emirates. As of the date of this filing, the Group is not aware of any adverse impact on its personnel, operations, or assets in the countries in which it operates as a result of this conflict. The Group continues to monitor developments in the region and the potential impact on its operations.

31.    Comparatives

Certain comparatives figures have been reclassified in order to conform to current year’s presentation. However, there is no effect on previously reported total assets, total equity, total liabilities, or loss for the year ended December 31, 2024.

32.    Events after the reporting period (Unaudited)

Second Amendment to Business Combination Agreement

On June 5, 2026, the Group entered into Second Amendment to the Business Combination Agreement, dated as of August 25, 2025, which among other things, revised certain key definitions and terms in relation to changes in the Group valuation and projections, resulting in a base equity valuation change of $300 to $200 million, with the primary changes being to the definition of Group Consideration Shares, Earnout Period and the Triggering Events.

PIPE Investment

Subsequent to April 10, 2026, the Group received an additional USD 12.5 million in Pre-Fund PIPE commitments. As of June 5, 2026, the Group had received a total of USD 96 million in committed proceeds from the PIPE Investors in the PIPE Investment, consisting of (i) USD 4 million from the Pre-Signing PIPE, (ii) USD 46 million from the Pre-Fund PIPE and (iii) USD 46 million from the Closing PIPE.

UAE Asset Redeployment

Subsequent to April 10, 2026, the Group determined to repurpose certain assets currently employed in the UAE, driven primarily by the ongoing conflict in the region and the opportunity to redeploy the assets to support US manufacturing capacity expansion. The Group will continue to monitor the situation in the middle east and the resulting impacts on the UAE operations to determine if a higher and better use of the remaining assets currently employed in the UAE presents itself.

Repayment of Loan from Related Parties

On May 31, 2026, the Group executed a settlement agreement with Sandia for the USD 5 million loan outstanding as of December 31, 2025. The settlement agreement amended the original terms, which required cash payment of USD 5 million of principal and USD 1 million of fixed interest, to cash settlement of USD 4 million of principal and a USD 1 million promissory note. The fixed interest payable amount was not amended.

On June 1, 2026, the Group paid the USD 4 million of principal and USD 1 million of fixed interest, an aggregate amount of USD 5 million.

Director’s report

The Director is pleased to submit his report along with the financial statements of Air Water Ventures Limited (the “PubCo” or the “Company”) for the period ended December 31, 2025.

Main business and operations

The purpose of incorporation of the PubCo is to merge with Inflection Point Acquisition Corp. III, a Cayman Islands exempted company (“SPAC”) prior to the transactions contemplated in the Business Combination Agreement (the “Agreement”) dated August 25, 2025, to facilitate the consummation of a business combination.

The operating results and financial position of PubCo are fully set out in the attached financial statements.

Director

The Director of the PubCo during the period and to the date of this report is:

•        Mr. Andrea Mollica

These financial statements for the period ended December 31, 2025 were approved on April 10, 2026 by:

/s/ David Tuerff
Mr. David Tuerff On behalf of the Directors

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Air Water Ventures Limited

Opinion on the financial statements

We have audited the accompanying statement of financial position of Air Water Ventures Limited (the “Company”) as of December 31, 2025, the related statements of comprehensive income, changes in equity and cash flows for the period from August 8, 2025 (inception) to December 31, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period from August 8, 2025 (inception) to December 31, 2025, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred a net loss of USD 34,252 during the period ended December 31, 2025, and, as of that date, the Company had accumulated losses of USD 34,252. These conditions, along with other matters as set forth in Note 2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Grant Thornton Audit and Accounting Limited (Dubai Branch)

We have served as the Company’s auditor since 2025.

Dubai, United Arab Emirates

April 10, 2026

Air Water Ventures Limited
Financial Statements

Statement of financial position
As at December 31, 2025

	Notes	December 31, 2025
		USD
EQUITY AND LIABILITIES

EQUITY
Share capital	7	1
Accumulated losses		(34,252)
TOTAL DEFICIT		(34,251)

LIABILITIES
Current
Due to a related party	5	9,151
Trade payables	6	25,100
TOTAL LIABILITIES		34,251
TOTAL EQUITY AND LIABILITIES		—

These financial statements for the period ended December 31, 2025, were approved on April 10, 2026 by:

/s/ David Tuerff
Mr. David Tuerff On behalf of the Director

The accompanying notes from 1 to 10 form an integral part of these financial statements.

Air Water Ventures Limited
Financial Statements

Statement of comprehensive income
For the period ended December 31, 2025

	Note	For the period from August 8, 2025 to December 31, 2025
		USD
Professional fees		(34,252)
LOSS FOR THE PERIOD		(34,252)

Other comprehensive income:
Other comprehensive loss that will not be reclassified to profit or loss in subsequent periods:		—
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(34,252)

Basic and diluted loss per share	8	(34,252)

The accompanying notes from 1 to 10 form an integral part of these financial statements.

Air Water Ventures Limited
Financial Statements

Statement of changes in equity
For the period ended December 31, 2025

	Notes	Share capital	Accumulated losses	Total
		USD	USD	USD
Share capital introduced	7	1	—	1
Net loss for the period		—	(34,252)	(34,252)
Balance at December 31, 2025		1	(34,252)	(34,251)

The accompanying notes from 1 to 10 form an integral part of these financial statements.

Air Water Ventures Limited
Financial Statements

Statement of cash flows
For the period ended December 31, 2025

	Note	For the period from August 8, 2025, to December 31, 2025
		USD
OPERATING ACTIVITIES
Net loss for the period		(34,252)

Net changes in working capital:
Due to related parties		9,151
Trade payables		25,100
Net cash used in operating activities		(1)

FINANCING ACTIVITIES
Share capital introduced	7	1
Net cash generated from financing activities		1

Net change in cash and cash equivalents		—
Cash and cash equivalents, beginning of period		—
Cash and cash equivalents, end of period		—

The accompanying notes from 1 to 10 form an integral part of these financial statements.

Air Water Ventures Limited
Financial Statements

Notes to the financial statements
For the period ended December 31, 2025

1       Corporate Information

Air Water Ventures Limited (the “PubCo” or the “Company”) is an exempt company incorporated under the laws of the Cayman Islands on August 8, 2025 for the purpose of merging with Inflection Point Acquisition Corp. III, a Cayman Islands exempted company (“SPAC”) prior to the transactions contemplated in the Business Combination Agreement (the “Agreement”) (see note 9), to facilitate the consummation of a business combination. The PubCo will become the ultimate parent company following the transactions contemplated in the Agreement.

2       Going concern

For the period from August 8, 2025 (inception) to December 31, 2025, PubCo has not generated any revenue and reported a net loss of USD 34,252. As of December 31, 2025, the PubCo had no cash and a net working capital deficit of USD 34,251. These conditions cast substantial doubt on the PubCo’s ability to continue as a going concern.

The accompanying financial statements have been prepared assuming PubCo will continue as a going concern even though events and conditions exist that when considered in aggregate raise substantial doubt about the PubCo’s ability to continue as going concern. Management plans to complete the proposed business combination (see note 9) by mid-2026. Ongoing operations are dependent upon the PubCo consummating the proposed business combination and if the PubCo is unsuccessful, operations would cease except for the purpose of liquidating.

3       New standards and interpretations

3.1    Standards, amendments and interpretations to existing Standards that are not yet effective and have not been adopted early by the PubCo

Certain new accounting standards and amendments have been issued but are not yet effective for the PubCo’s period ended December 31, 2025 and the PubCo has not early adopted them. These include IFRS 18 Presentation and Disclosure in Financial Statements and IFRS 19 Subsidiaries without Public Accountability: Disclosures.

The PubCo is currently assessing the potential impacts of these forthcoming standards; however, they are not expected to have any material effect.

4       Basis of preparation and material accounting policy information

Basis of preparation

The financial statements of the PubCo comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared on a historical cost basis.

All significant financial statement line items (“FSLIs”), including share capital and other immaterial balances, are rounded to the nearest whole dollar for presentation purposes.

Comparative Information

These financial statements represent the PubCo’s first reporting period, covering the period from the date of incorporation to December 31, 2025. As this is the PubCo’s inaugural reporting period, no comparative information has been presented. The absence of comparatives is in accordance with the requirements of IFRS, as there were no prior-period financial statements prepared for the PubCo.

Functional and presentation currency

The financial statements are presented in United States Dollar (“USD”), which is the PubCo’s functional currency.

Air Water Ventures Limited
Financial Statements

Notes to the financial statements
For the period ended December 31, 2025

4       Basis of preparation and material accounting policy information (cont.)

Cash and Cash Equivalents

The PubCo considers all short-term investments with an original maturity date of three months or less when purchased to be cash equivalents. The PubCo did not have any cash or cash equivalents as of December 31, 2025.

Classification and subsequent measurement of financial liabilities

The PubCo’s financial liabilities include trade payables and amounts due to related parties.

Financial liabilities are measured subsequently at amortised cost using the effective interest method, except for financial liabilities held for trading or designated at fair value through profit or loss, that are carried subsequently at fair value with gains or losses recognised in the statement of comprehensive income.

All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in the statement of comprehensive income are included within ‘finance income or finance costs’.

Loss per share

Basic loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period.

Significant management judgment in applying accounting policies and estimation uncertainty

When preparing the financial statements management undertakes significant judgments, estimates and assumptions in applying the accounting policies of the PubCo that have the most significant effect on the financial statements and about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgments, estimates and assumptions made by management, and will seldom equal the estimated results.

There were no significant estimates for the period from August 8, 2025 (inception) to December 31, 2025.

5       Related parties

The PubCo in the normal course of business carries on business with other enterprises that fall within the definition of a related party. The PubCo’s related parties include its shareholders, key management personnel, and entities controlled by such parties. Transactions with related parties normally comprise transfer of resources, services, or obligations between related parties are measured at amounts agreed to by both parties and conducted at arm’s length.

Balances with related parties included in the statement of financial position are as follows:

Due to a related party	December 31, 2025
USD
The Air Water Company, LLC – US	9,151

Significant transactions with related parties

For the period from August 8, 2025, to December 31, 2025
USD
Expenses paid by a related party	9,152

Air Water Ventures Limited
Financial Statements

Notes to the financial statements
For the period ended December 31, 2025

6       Trade payables

As of December 31, 2025, Pubco accrued USD 25,100 for professional services.

7       Share Capital

The issued share capital of the PubCo is comprised of 1 fully paid ordinary share with a par value of USD 0.001.

The authorised share capital of the PubCo is comprised of 50,000,000 shares with a par value of USD 50,000.

8       Earnings Per Share

Basic loss per share is computed using the weighted-average number of outstanding shares during the period. Diluted loss per share is computed using the treasury stock method to the extent that the effect is dilutive by using the weighted-average number of outstanding shares during the period.

The following table reflects the loss and shares data used in the basic and diluted loss per share calculations:

For the period from August 8, 2025, to December 31, 2025
USD
Net loss for the period	(34,252)

Weighted-average shares outstanding	1
Basic and diluted loss per share	(34,252)

9       Proposed Transaction

On August 25, 2025, PubCo entered into an Agreement with Inflection Point Acquisition Corp. III, a Cayman Islands exempted company (“SPAC”), Air Water Ventures Holdings Limited, a Cayman Islands exempted company (the “AWVHL”), and IPCX Merger Sub Limited, a Cayman Islands exempted company (“Merger Sub”).

The SPAC, AWVHL, PubCo and Merger Sub are referred to herein individually as a “Party” and, collectively, as the “Parties”.

The Parties desire and intend to effect a business combination transaction whereby:

(a)     SPAC will merge with and into PubCo (the “First Merger”), as a result of which:

(i)     The separate corporate existence of SPAC shall cease and PubCo shall continue as the surviving company; and

(ii)    Each issued and outstanding SPAC Share shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive one PubCo Ordinary Share (the “SPAC Per Share Merger Consideration”).

Air Water Ventures Limited
Financial Statements

Notes to the financial statements
For the period ended December 31, 2025

9       Proposed Transaction (cont.)

(b)    One Business Day after the date of the First Merger Effective Time, AWVHL will merge with and into Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”, and the Mergers together with the other transactions contemplated by this Agreement and the Ancillary Documents, the “Transactions”), as a result of which:

(i)     The separate corporate existence of AWVHL shall cease and Merger Sub shall continue as the surviving company and a wholly owned direct subsidiary of PubCo; and

(ii)    Each issued and outstanding AWVHL’s Ordinary Share, Series A Preferred Share, Warrant and RSU shall no longer be outstanding and shall automatically be cancelled in exchange for the right of the holder thereof to receive the consideration as in the Agreement, in each case upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of applicable Law.

Conditions to Consummation of the Business Combination

The obligations of each Party to consummate the Transactions shall in all respects be subject to the satisfaction or written waiver (where permissible) by AWVHL and SPAC of the following conditions:

(a)    Required SPAC Shareholder Approval

The Shareholder Approval Matters shall have been submitted to the vote of SPAC Shareholders at the Special Shareholder Meeting in accordance with the Proxy Statement and shall have been approved and adopted by the requisite vote of SPAC Shareholders at the Special Shareholder Meeting in accordance with the Proxy Statement, SPAC’s Organizational Documents and the applicable provisions of the Cayman Companies Law and Nasdaq (the “Required Shareholder Approval”).

(b)    Required AWVHL Shareholder Approval

The Shareholder Approval shall have been obtained.

(c)     No Law or Order

No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions (a “Legal Restraint”).

(d)    Antitrust

If applicable, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder (“HSR Act”) waiting period has expired or been terminated.

(e)     Listing

The PubCo Ordinary Shares shall have been conditionally approved for listing on Nasdaq, subject only to official notice thereof.

(f)     Registration Statement

Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and not withdrawn.

Air Water Ventures Limited
Financial Statements

Notes to the financial statements
For the period ended December 31, 2025

9       Proposed Transaction (cont.)

Termination

The Transactions may be abandoned at any time prior to the Closing Date in accordance with the terms as per the Agreement, notwithstanding receipt of any requisite approval and adoption of the Agreement and the Transactions by the shareholders of any Party.

10     Events after the reporting period

On August 25, 2025, Air Waters Ventures Holding Limited, Cayman Islands and PubCo, entered into a definitive agreement for a business combination with IPCX Merger Sub Limited and Inflection Point Acquisition Corp. III, a publicly traded SPAC. The transaction valued Air Waters Ventures Holding Limited at a pro forma enterprise value of $419 million and included a $83.5 million PIPE investment. Upon closing, the combined company will be named Air Water Ventures Limited and listed on Nasdaq under the symbol “WATR.” The transaction, expected to close by mid-2026, aims to expand U.S. operations, including a second water plant and new consumer and government services.

On February 28, 2026, the security situation in the Middle East escalated significantly following the commencement of a major military conflict involving the United States, Israel, and Iran. The situation has resulted in the closure of portions of regional airspace and retaliatory military actions affecting multiple countries in the region. As of the date of this filing, the Company is not aware of any adverse impact on its personnel, operations, or assets in the countries in which it operates as a result of this conflict. The Company continues to monitor developments in the region and the potential impact on its operations.

Annex A-1

Execution Version

BUSINESS COMBINATION AGREEMENT

by and among

Inflection Point Acquisition Corp. III,
as SPAC

AIR WATER VENTURES HOLDINGS LIMITED,
as the Company

Air Water Ventures Limited,
as PubCo

and

IPCX Merger sub Limited
as Merger Sub

Dated as of August 25, 2025

CONTENTS

Annex A-1 Page Nos.
Article I MERGERS		A-1-3

1.1	Mergers.	A-1-3
1.2	Merger Effective Times.	A-1-3
1.3	Effect of the Mergers.	A-1-4
1.4	Organizational Documents.	A-1-4
1.5	Directors and Officers of Surviving Companies	A-1-4

Article II CONVERSION AND EXCHANGE OF SECURITIES		A-1-5

2.1	First Merger	A-1-5
2.2	Second Merger.	A-1-7
2.3	Satisfaction of Rights	A-1-8
2.4	Lost, Stolen or Destroyed SPAC or Company Certificates	A-1-8
2.5	Register of Members	A-1-8
2.6	Appointment of Transfer Agent	A-1-8
2.7	Exchange of Book-Entry Shares	A-1-9
2.8	Taking of Necessary Action; Further Action	A-1-9
2.9	Tax Consequences	A-1-9
2.10	Earnout Shares.	A-1-10
2.11	Fractional Shares	A-1-10
2.12	Release of Funds from Trust Account	A-1-10
2.13	Withholding	A-1-11

Article III MERGER CLOSING		A-1-11

3.1	Closing	A-1-11

Article IV REPRESENTATIONS AND WARRANTIES OF SPAC		A-1-11

4.1	Organization and Standing	A-1-11
4.2	Authorization; Binding Agreement	A-1-11
4.3	Governmental Approvals	A-1-12
4.4	Non-Contravention	A-1-12
4.5	Capitalization	A-1-12
4.6	SEC Filings; SPAC Financials; Internal Controls	A-1-13
4.7	Absence of Certain Changes	A-1-14
4.8	Compliance with Laws	A-1-14
4.9	Litigation	A-1-14
4.10	Actions; Orders; Permits	A-1-14
4.11	Taxes and Returns	A-1-15
4.12	Employees and Employee Benefit Plans	A-1-16
4.13	Properties	A-1-16
4.14	Material Contracts	A-1-16
4.15	Transactions with Affiliates	A-1-16
4.16	Investment Company Act; JOBS Act	A-1-16
4.17	Finders and Brokers	A-1-17
4.18	Private Placements	A-1-17
4.19	Certain Business Practices	A-1-17

Annex A-1-i

Annex A-1 Page Nos.
4.20	Insurance	A-1-18
4.21	Information Supplied	A-1-18
4.22	Trust Account	A-1-18
4.23	SPAC Acknowledgment	A-1-18
4.24	Fairness Opinion	A-1-19

Article V REPRESENTATIONS AND WARRANTIES OF MERGER SUB		A-1-19

5.1	Organization and Standing	A-1-19
5.2	Authorization; Binding Agreement	A-1-19
5.3	Governmental Approvals	A-1-19
5.4	Non-Contravention	A-1-20
5.5	Capitalization	A-1-20
5.6	Merger Sub Activities	A-1-20
5.7	Finders and Brokers	A-1-20
5.8	Investment Company Act	A-1-20
5.9	Information Supplied	A-1-20
5.10	U.S. Tax Classification	A-1-21

Article VI REPRESENTATIONS AND WARRANTIES OF PUBCO		A-1-21

6.1	Organization and Standing	A-1-21
6.2	Authorization; Binding Agreement	A-1-21
6.3	Governmental Approvals	A-1-21
6.4	Non-Contravention	A-1-21
6.5	Capitalization	A-1-22
6.6	PubCo Activities	A-1-22
6.7	Finders and Brokers	A-1-22
6.8	Investment Company Act	A-1-22
6.9	Information Supplied	A-1-22
6.10	U.S. Tax Classification	A-1-22
6.11	U.K. Tax Residency	A-1-22

Article VII REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-1-23

7.1	Organization and Standing	A-1-23
7.2	Authorization; Binding Agreement	A-1-23
7.3	Capitalization	A-1-23
7.4	Company Subsidiaries	A-1-24
7.5	Governmental Approvals	A-1-25
7.6	Non-Contravention	A-1-25
7.7	Financial Statements	A-1-25
7.8	Absence of Certain Changes	A-1-26
7.9	Compliance with Laws	A-1-26
7.10	Company Permits	A-1-27
7.11	Litigation	A-1-27
7.12	Material Contracts	A-1-27
7.13	Intellectual Property	A-1-29
7.14	Taxes and Returns	A-1-30
7.15	Real Property	A-1-32
7.16	Personal Property	A-1-32
7.17	Employee Matters	A-1-32

Annex A-1-ii

Annex A-1 Page Nos.
7.18	Benefit Plans.	A-1-33
7.19	Environmental Matters	A-1-34
7.20	Transactions with Related Persons	A-1-34
7.21	Insurance	A-1-35
7.22	Customers and Suppliers.	A-1-35
7.23	Data Protection and Cybersecurity	A-1-36
7.24	Certain Business Practices	A-1-36
7.25	Investment Company Act	A-1-36
7.26	Finders and Brokers	A-1-37
7.27	Information Supplied	A-1-37
7.28	Company Acknowledgment	A-1-37
7.29	Dormant Entity	A-1-37

Article VIII COVENANTS		A-1-37

8.1	Access and Information	A-1-37
8.2	Conduct of Business of the Company during the Interim Period	A-1-38
8.3	Conduct of Business of SPAC during the Interim Period	A-1-41
8.4	Conduct of Business of PubCo during the Interim Period	A-1-42
8.5	Interim Period Control	A-1-43
8.6	Preparation and Delivery of Additional Company Financial Statements	A-1-43
8.7	SPAC Public Filings	A-1-44
8.8	Stock Exchange Listing	A-1-44
8.9	Exclusivity	A-1-44
8.10	No Trading	A-1-45
8.11	Notification of Certain Matters	A-1-45
8.12	Regulatory Approvals	A-1-45
8.13	Further Assurances	A-1-46
8.14	Tax Matters	A-1-46
8.15	The Registration Statement; Special Shareholder Meeting	A-1-48
8.16	Public Announcements	A-1-49
8.17	Confidential Information	A-1-50
8.18	Indemnification of Directors and Officers; Tail Insurance	A-1-50
8.19	SPAC Transaction Expenses; Trust Account Proceeds	A-1-51
8.20	New Registration Rights Agreement	A-1-52
8.21	Lock-Up Agreements	A-1-52
8.22	PubCo Equity Incentive Plan; PubCo ESPP; Section 280G	A-1-52
8.23	Litigation	A-1-53
8.24	Termination of SPAC Agreements	A-1-53
8.25	FIRPTA Certificate	A-1-53
8.26	PIPE Investment	A-1-53
8.27	Company Shareholder Approval	A-1-54
8.28	Other Matters	A-1-54

Article IX SURVIVAL		A-1-54

9.1	Survival	A-1-54

Annex A-1-iii

Annex A-1 Page Nos.
Article X CONDITIONS TO OBLIGATIONS OF THE PARTIES		A-1-54

10.1	Conditions to Each Party’s Obligations	A-1-54
10.2	Conditions to Obligations of the Company	A-1-55
10.3	Conditions to Obligations of SPAC	A-1-56
10.4	Frustration of Conditions	A-1-57

Article XI TERMINATION AND EXPENSES		A-1-57

11.1	Termination	A-1-57
11.2	Effect of Termination	A-1-58
11.3	Fees and Expenses	A-1-58

Article XII WAIVERS AND RELEASES		A-1-58

12.1	Waiver of Claims Against Trust	A-1-58
12.2	Mutual Releases	A-1-59

Article XIII MISCELLANEOUS		A-1-60

13.1	Notices	A-1-60
13.2	Binding Effect; Assignment	A-1-60
13.3	Third Parties	A-1-60
13.4	Governing Law; Jurisdiction	A-1-61
13.5	Waiver of Jury Trial	A-1-61
13.6	Specific Performance	A-1-61
13.7	Severability	A-1-61
13.8	Amendment	A-1-61
13.9	Waiver	A-1-61
13.10	Entire Agreement	A-1-62
13.11	Interpretation	A-1-62
13.12	Counterparts	A-1-64
13.13	No Recourse	A-1-64
13.14	Legal Representation	A-1-64

Article XIV DEFINITIONS		A-1-65

14.1	Certain Definitions	A-1-65
14.2	Section References	A-1-75

EXHIBITS

Exhibit A — Reserved

Exhibit B — Company Warrants

Exhibit C — Sponsor Support Agreement

Exhibit D — Form of Company Support Agreement

Exhibit E — Form of First Plan of Merger

Exhibit F — Form of Second Plan of Merger

Exhibit G — Reserved

Exhibit H — PubCo Series A Investor Warrants

Exhibit I — Form of New Registration Rights Agreement

Exhibit J-1 — Form of Lock-Up Agreement (Company)

Exhibit J-2 — Form of Lock-Up Agreement (Sponsor)

Exhibit K — Form of PubCo A&R Articles

Annex A-1-iv

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of August 25, 2025, by and among Inflection Point Acquisition Corp. III, a Cayman Islands exempted company (“SPAC”), Air Water Ventures Holdings Limited, a Cayman Islands exempted company (the “Company”), Air Water Ventures Limited, a Cayman Islands exempted company (“PubCo”) and IPCX Merger Sub Limited, a Cayman Islands exempted company (“Merger Sub”). SPAC, the Company, PubCo and Merger Sub are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, the Company owns all of the issued and outstanding shares in the capital of Air Water Ventures Ltd., a private limited company formed under the Laws of England and Wales (“Air Water UK”);

WHEREAS, PubCo is a newly incorporated Cayman Islands exempted company that is owned entirely by a nominee who is not a U.S. citizen or resident (the “PubCo Sole Shareholder”);

WHEREAS, Merger Sub is a newly incorporated Cayman Islands exempted company that is a direct, wholly-owned Subsidiary of SPAC;

WHEREAS, SPAC is a Cayman Islands exempted company structured as a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, prior to the date of this Agreement, (a) the shareholders of Air Water UK transferred 100% of their shares in Air Water UK to the Company in exchange for the allotment of shares in the Company and (b) as part of the same plan of reorganization as the share exchange described in clause (a), Air Water UK has elected or will elect to be treated as an entity disregarded as separate from the Company under Treasury Regulations Section 301.7701-3, effective as of the date immediately after such contribution and exchange (the transactions described in (a) and (b), together, the “Pre-Signing Reorganization”);

WHEREAS, the Pre-Signing Reorganization was and is intended to be treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code;

WHEREAS, prior to the date of this Agreement, Inflection Point Fund I, LP, an affiliate of SPAC (“Inflection Point Fund”), became the holder of certain Company Series A1 Preferred Shares;

WHEREAS, as a condition and inducement to the Parties’ willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Company, Inflection Point Fund and the other investors named therein (each, a “Pre-Funded PIPE Investor” and collectively, the “Pre-Funded PIPE Investors”) have executed and delivered that certain subscription agreement, dated as of the date hereof (the “Pre-Funded PIPE Subscription Agreement”), pursuant to which the Pre-Funded PIPE Investors have agreed, among other things, to subscribe and purchase from the Company, and the Company has agreed, among other things, to issue and allot to the Pre-Funded PIPE Investors, a number of Company Series A1 Preferred Shares and warrants to purchase Company Ordinary Shares in substantially the form attached hereto as Exhibit B (the “Company Warrants”), which transactions will be consummated concurrently with the execution and delivery of this Agreement (such investment the “Pre-Funded PIPE Investment”);

WHEREAS, as a condition and inducement to the Parties’ willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Company and the other investors named therein (each, a “Closing PIPE Investor” and collectively, the “Closing PIPE Investors”) have executed and delivered that certain subscription agreement, dated as of the date hereof (the “Closing PIPE Subscription Agreement”), pursuant to which the Closing PIPE Investors have agreed, among other things, to subscribe and purchase from the Company, and the Company has agreed, among other things, to issue and allot to the Closing PIPE Investors, a number of Company Series A Preferred Shares and Company Warrants, which transactions will be consummated immediately prior to the Second Merger Effective Time (such investment the “PIPE Investment”);

WHEREAS, from time to time following the date hereof and prior to the Closing, the Company may enter into subscription, purchase or similar agreements (each a “Future PIPE Agreement” and collectively, the “Future PIPE Agreements”; and the Future PIPE Agreements, together with the Closing PIPE Subscription Agreement, the

Annex A-1-1

“PIPE Agreements”) with certain investors (each a “Future PIPE Investor” and collectively, the “Future PIPE Investors”; and the Future PIPE Investors together with the Closing PIPE Investors, the “PIPE Investors”), pursuant to which, and on the terms and subject to the conditions of which, such Future PIPE Investors will agree to participate in the PIPE Investment;

WHEREAS, Merger Sub has elected or will elect to be treated as an entity disregarded as separate from its owner under Treasury Regulations Section 301.7701-3, effective as of a date prior to the Second Merger;

WHEREAS, the Parties desire and intend to effect a business combination transaction whereby (a) SPAC will merge with and into PubCo (the “First Merger”), as a result of which (i) the separate corporate existence of SPAC shall cease and PubCo shall continue as the surviving company and (ii) each issued and outstanding SPAC Share shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive one (1) PubCo Ordinary Share (the “SPAC Per Share Merger Consideration”) and (b) one (1) Business Day after the date of the First Merger Effective Time, the Company will merge with and into Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”, and the Mergers together with the other transactions contemplated by this Agreement and the Ancillary Documents, the “Transactions”), as a result of which (i) the separate corporate existence of the Company shall cease and Merger Sub shall continue as the surviving company and a wholly owned direct subsidiary of PubCo and (ii) each issued and outstanding Company Ordinary Share, Company Series A Preferred Share, Company Warrant and Company RSU shall no longer be outstanding and shall automatically be cancelled in exchange for the right of the holder thereof to receive the consideration set forth in Section 2.2, in each case upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of applicable Law;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, SPAC, PubCo and Inflection Point Holdings III LLC, a Delaware limited liability company (“Sponsor”) have entered into the Sponsor Support Agreement, a copy of which is attached hereto as Exhibit C (the “Sponsor Support Agreement”), pursuant to which, among other things, (a) Sponsor agreed to waive its anti-dilution rights in the SPAC Charter with respect to the SPAC Class B Ordinary Shares and (b) Sponsor agreed to vote its interests in favor of the Transactions, in each case, upon the terms and conditions set forth in the Sponsor Support Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, SPAC, Tau Capital Holding Limited (f/k/a TAU Capital Holding – Sole Proprietorship LLC), a limited liability company organized and existing under the Laws of the Abu Dhabi Global Market (“Tau Capital”), and certain other holders of Company Ordinary Shares, have each entered into a Company Support Agreement, in the form attached hereto as Exhibit D (the “Company Support Agreements”), pursuant to which, among other things, Tau Capital and such other parties thereto agreed to vote their respective interests in favor of this Agreement, the Second Merger and the Transactions, in each case, upon the terms and conditions set forth in the Company Support Agreements;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement, the Ancillary Documents to which it is party, the Mergers and the other Transactions are in the best interests of the Company, (b) approved this Agreement, the Ancillary Documents to which the Company is party, the Mergers and the other Transactions and (c) recommended the approval and adoption of this Agreement, the Ancillary Documents to which the Company is party, the Mergers and the Transactions by the Company Shareholders (the “Company Board Recommendation”);

WHEREAS, the Board of Directors of SPAC (the “SPAC Board”) has unanimously (a) determined that (i) this Agreement, the Ancillary Documents to which it is party, the Mergers and the other Transactions are in the best interests of SPAC and the holders of the SPAC Shares (the “SPAC Shareholders”) as a whole and (ii) the Transactions constitute a “Business Combination” as such term is defined in the SPAC Charter, (b) approved this Agreement, the Ancillary Documents to which SPAC is party, the Mergers and the other Transactions, and (c) recommended the approval and adoption of this Agreement, the Ancillary Documents to which SPAC is a party, the Mergers and the other Transactions by SPAC Shareholders (the “SPAC Board Recommendation”);

WHEREAS, the Board of Directors of PubCo (the “PubCo Board”) has unanimously (a) determined that this Agreement, the Ancillary Documents to which it is party and the Transactions are in the best interests of PubCo, (b) approved this Agreement, the Ancillary Documents to which it is party and the Transactions, and (c) recommended that the PubCo Sole Shareholder approve this Agreement, the Ancillary Documents to which PubCo is party, the Mergers and the other Transactions;

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WHEREAS, the PubCo Sole Shareholder has approved this Agreement, the Ancillary Documents to which PubCo is a party, the Mergers and the other Transactions;

WHEREAS, the Board of Directors of Merger Sub has unanimously (a) determined that this Agreement, the Ancillary Documents to which it is party, the Second Merger and the other Transactions are in the best interests of Merger Sub and SPAC (as the sole shareholder of Merger Sub), (b) approved this Agreement and the Ancillary Documents to which Merger Sub is a party and declaring its and their advisability and approving the Second Merger and the other Transactions, and (c) recommended the approval and adoption of this Agreement, the Ancillary Documents to which Merger Sub is a party, the Second Merger and the other Transactions by SPAC (as the sole shareholder of Merger Sub);

WHEREAS, SPAC has approved and adopted a written resolution approving, in its capacity as the sole shareholder of Merger Sub, this Agreement, the Ancillary Documents to which Merger Sub is a party, the Second Merger and the other Transactions;

WHEREAS, the Parties intend that for U.S. federal, and applicable state and local, income Tax purposes, (i) the First Merger qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, (ii) the SPAC Class B Ordinary Share Conversion qualify as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code, (iii) the Second Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (iv) this Agreement constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a); and

WHEREAS, certain capitalized terms used herein are defined in Article XIV hereof.

NOW, THEREFORE, in consideration of the premises set forth above, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

Article I
MERGERS

1.1 Mergers.

(a) Subject to and upon the terms and conditions of this Agreement and the plan of merger to be filed relating to the First Merger substantially in the form attached hereto as Exhibit E, with such modifications, amendments or supplements thereto as may be required to comply with the Cayman Companies Law (the “First Plan of Merger”), and in accordance with the applicable provisions of the Cayman Companies Law, on the Business Day prior to the date of the Second Merger Effective Time, SPAC and PubCo shall consummate the First Merger, pursuant to which SPAC shall be merged with and into PubCo with PubCo being the surviving company, following which the separate corporate existence of SPAC shall cease and PubCo shall continue as the surviving company. PubCo, as the surviving company after the First Merger, is sometimes hereinafter referred to for the periods at and after the First Merger Effective Time as the “First Surviving Company”.

(b) Subject to and upon the terms and conditions of this Agreement and the plan of merger to be filed relating to the Second Merger substantially in the form attached hereto as Exhibit F, with such modifications, amendments or supplements thereto as may be required to comply with the Cayman Companies Law (the “Second Plan of Merger”), and in accordance with the applicable provisions of the Cayman Companies Law, on the Closing Date, the Company and Merger Sub and PubCo shall consummate the Second Merger, pursuant to which the Company shall be merged with and into Merger Sub with the Merger Sub being the surviving company, following which the separate corporate existence of the Company shall cease and the Merger Sub shall continue as the surviving company and a wholly owned direct subsidiary of PubCo. The Merger Sub, as the surviving company after the Second Merger, is sometimes hereinafter referred to for the periods at and after the Second Merger Effective Time as the “Second Surviving Company”.

1.2 Merger Effective Times.

(a) SPAC and PubCo shall cause the First Merger to be consummated by filing the executed First Plan of Merger and other documents and declarations as required to effect the First Merger pursuant to the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in the applicable provisions of

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the Cayman Companies Law. The First Merger shall become effective at the time when the First Plan of Merger has been registered by the Registrar of Companies of the Cayman Islands or at such later time (but at least one Business Day prior to the date of the Second Merger Effective Time) as may be agreed by SPAC and PubCo in writing, subject to the limitations specified in the Cayman Companies Law, and specified in the First Plan of Merger (the “First Merger Effective Time”).

(b) The Company, PubCo and Merger Sub shall cause the Second Merger to be consummated by filing the executed Second Plan of Merger and other documents and declarations as required to effect the Second Merger pursuant to the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in the applicable provisions of the Cayman Companies Law. The Second Merger shall become effective at the time when the Second Plan of Merger has been registered by the Registrar of Companies of the Cayman Islands or at such later time as may be agreed by the Company and Merger Sub in writing, subject to the limitations specified in the Cayman Companies Law, and specified in the Second Plan of Merger (the “Second Merger Effective Time”).

1.3 Effect of the Mergers.

(a) At the First Merger Effective Time, the effect of the First Merger shall be as provided in this Agreement, the First Plan of Merger and the applicable provisions of Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the First Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of SPAC and PubCo shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the First Surviving Company (including all rights and obligations with respect to the Trust Account), which shall include the assumption by the First Surviving Company of any and all agreements, covenants, duties and obligations of SPAC and PubCo set forth in this Agreement to be performed after the First Merger Effective Time.

(b) At the Second Merger Effective Time, the effect of the Second Merger shall be as provided in this Agreement, the Second Plan of Merger and the applicable provisions of Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Second Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Company and Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Second Surviving Company, which shall include the assumption by the Second Surviving Company of any and all agreements, covenants, duties and obligations of the Company and Merger Sub set forth in this Agreement to be performed after the Second Merger Effective Time.

1.4 Organizational Documents.

(a) At the First Merger Effective Time, PubCo shall adopt a new amended and restated memorandum and articles of association in substantially the form attached hereto as Exhibit K (the “PubCo A&R Articles”), which PubCo A&R Articles shall be the amended and restated memorandum and articles of association of PubCo until thereafter amended in accordance with the PubCo A&R Articles and applicable Law.

(b) The memorandum and articles of association of Merger Sub as in effect immediately prior to the Second Merger Effective Time shall be the memorandum and articles of association of the Second Surviving Company (except that references to the name of Merger Sub shall be changed to the name of the Company) following the Second Merger Effective Time until thereafter amended in accordance with such memorandum and articles of association and applicable Law.

1.5 Directors and Officers of Surviving Companies.

(a) First Merger.

(i) At the First Merger Effective Time, the directors of PubCo as of immediately prior to the First Merger Effective Time shall resign and, with effect from and after the Closing, and subject to the PubCo A&R Articles, the PubCo Board (the “Post-Closing PubCo Board”) shall initially consist of six (6) directors, of whom (A) two (2) shall be designated by SPAC, one (1) of which will qualify as an “independent director” as defined in Nasdaq rules and be eligible to serve on an audit committee, and (B) four (4) shall be designated by the Company, one of which shall be Peter Carr, and two (2) of which will qualify as “independent directors” as defined in Nasdaq rules and be eligible to serve on an audit committee (collectively, the “Post-Closing PubCo Directors”), each Post-Closing PubCo Director to hold office in accordance with the PubCo A&R

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Articles until his or her respective successor is duly elected or appointed and qualified or his or her earlier death, resignation or removal. For the avoidance of doubt, following the Second Merger Effective Time, nothing in this Section 1.5(a) shall impose or imply any obligations with respect to any future nomination, appointment, designation or election of directors to the Post-Closing PubCo Board, and all future vacancies on the Post-Closing PubCo Board shall be filled in accordance with the PubCo A&R Articles.

(ii) At the First Merger Effective Time, the officers of PubCo as of immediately prior to the First Merger Effective Time shall resign, and, with effect from and after the Closing, and subject to the PubCo A&R Articles, the individuals set forth in Section 1.5(a)(ii) of the Company Disclosure Letter shall be appointed as the officers of PubCo (the “Post-Closing PubCo Officers”), each Post-Closing PubCo Officer to hold office in accordance with the PubCo A&R Articles until his or her respective successor is duly appointed and qualified or his or her earlier death, resignation or removal.

(b) At the Second Merger Effective Time, the directors and officers of Merger Sub shall resign, and with effect from and after the Closing, the directors and officers of the Second Surviving Company shall be the Post-Closing PubCo Directors and the Post-Closing PubCo Officers, respectively, each to hold office in accordance with the Organizational Documents of the Second Surviving Company until their resignation or removal in accordance with the Organizational Documents of the Second Surviving Company or until their respective successors are duly elected or appointed and qualified. At the Second Merger Effective Time, the board of directors and officers of the Company shall automatically cease to hold office. Each Party shall take all necessary actions within its power so that the Post-Closing PubCo Directors and Post-Closing PubCo Officers are the same individuals at the First Merger Effective Time and the Second Merger Effective Time.

Article II
CONVERSION AND EXCHANGE OF SECURITIES

2.1 First Merger.

(a) SPAC Unit Separation. One (1) day prior to the date of the First Merger Effective Time, each SPAC Unit that is issued and outstanding at such time shall be automatically detached and the holder thereof shall be deemed to hold one SPAC Class A Ordinary Share and one SPAC Right in accordance with the terms of the applicable SPAC Unit (the “Unit Separation”). The detached SPAC Securities shall be converted in accordance with the applicable terms of this Section 2.1.

(b) SPAC Class B Ordinary Share Conversion. One (1) day prior to the date of the First Merger Effective Time, each SPAC Class B Ordinary Share that is issued and outstanding at such time shall be automatically converted into one (1) SPAC Class A Ordinary Share in accordance with the conversion mechanics set forth in Article 8.2 of the Articles of Association of the SPAC (without giving effect to the adjustments set forth in Article 8.3 thereof) (the “SPAC Class B Ordinary Share Conversion”), and following such conversion, each SPAC Class B Ordinary Share shall no longer be outstanding, and each former holder of SPAC Class B Ordinary Shares shall thereafter cease to have any rights with respect to such securities.

(c) SPAC Rights. One (1) day prior to the date of the First Merger Effective Time, but immediately after the Unit Separation, each SPAC Right that is then issued and outstanding at such time shall be automatically converted into one-tenth (1/10) of one SPAC Class A Ordinary Share in accordance with the SPAC Rights Agreement without any action on the part of any Party or the holders of SPAC Rights (the “Rights Conversion”); provided that if a holder of SPAC Rights would be entitled to receive a fraction of a SPAC Class A Ordinary Share upon the Rights Conversion, the number of SPAC Class A Ordinary Shares issued to such holder upon the Rights Conversion shall be rounded down to the nearest whole number of SPAC Class A Ordinary Shares without cash settlement for such rounded fraction. For clarity, the above Rights Conversion shall apply notwithstanding any requirement to affirmatively exchange such SPAC Rights pursuant to Section 3.3.1 of the Rights Agreement, which requirement SPAC hereby waives.

(d) SPAC Shares. At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of any Party or the holders of securities of SPAC or PubCo, after giving effect to the Unit Separation referred to in Section 2.1(a), each SPAC Class A Ordinary Share (other than any Excluded Shares, SPAC Dissenting Shares and Redeeming SPAC Shares), which is issued and outstanding immediately prior to the First Merger Effective Time, shall thereupon be converted into, and the holder of such SPAC Share shall be entitled to receive, the SPAC Per

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Share Merger Consideration. All of the SPAC Shares converted into the right to receive the SPAC Per Share Merger Consideration pursuant to this Section 2.1(d) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist at the First Merger Effective Time, and each holder of a certificate previously representing any such SPAC Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the SPAC Per Share Merger Consideration into which such SPAC Shares shall have been converted in the Merger.

(e) Excluded Shares. At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of any Party or the SPAC Shareholders, each Excluded Share that is issued and outstanding immediately prior to the First Merger Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, without any conversion thereof and no consideration shall be paid with respect thereto.

(f) Redeeming SPAC Shares. At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of any Party or the SPAC Shareholders, each Redeeming SPAC Share that is issued and outstanding immediately prior to the First Merger Effective Time (if any) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of such Redeeming SPAC Shares shall thereafter cease to have any rights with respect to such securities except the right to be paid a pro rata share of the Redemption Amount in accordance with the SPAC Charter.

(g) PubCo Shares. At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of any Party or holders of securities of PubCo, each PubCo Ordinary Share that is issued and outstanding immediately prior to the First Merger Effective Time all of which shall be standing in the name of the PubCo Sole Shareholder in the register of members of PubCo (excluding, for the avoidance of doubt, any PubCo Ordinary Shares issued at the First Merger Effective Time in accordance with Section 2.1(d)) shall be irrevocably surrendered by the PubCo Sole Shareholder to PubCo for cancellation and for consideration equal to the subscription price (if any) that the PubCo Sole Shareholder paid for such PubCo Ordinary Share, and the Company and PubCo shall cause the PubCo Sole Shareholder (as the sole holder of such ordinary shares of PubCo being surrendered) to irrevocably consent to such surrender.

(h) No Liability. Notwithstanding anything to the contrary in this Section 2.1, none of the First Surviving Company, PubCo, the Company or any other Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(i) SPAC Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, and subject at all times to applicable Law, SPAC Shares issued and outstanding immediately prior to the First Merger Effective Time and held by a SPAC Shareholder who is entitled to demand and has properly exercised in writing dissenter rights in respect of such shares in accordance with Section 238 of the Cayman Companies Law and who has otherwise complied with all of the provisions of the Cayman Companies Law relevant to the exercise and perfection of dissenters’ rights (such SPAC Shares being referred to collectively as the “SPAC Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s dissenter rights under the Cayman Companies Law with respect to such shares) shall not be converted into the right to receive the SPAC Per Share Merger Consideration. Each SPAC Dissenting Share shall no longer be outstanding and shall automatically be cancelled by virtue of the First Merger, and the holder of such SPAC Dissenting Share shall thereafter cease to have any rights with respect to such SPAC Dissenting Share, but instead shall be entitled to the right to be paid the fair value of such SPAC Dissenting Share and such other rights as are granted by Section 238 of the Cayman Companies Law; provided, however, that if, after the First Merger Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to dissent pursuant to Section 238 of the Cayman Companies Law, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 238 of the Cayman Companies Law, such SPAC Shares shall cease to be SPAC Dissenting Shares and shall be treated as if they had been converted as of the First Merger Effective Time into the right to receive the SPAC Per Share Merger Consideration without interest thereon. During the period from the date of this Agreement through the Interim Period, SPAC shall provide PubCo written notice as promptly as practicable following receipt of any written objections to the First Merger, notices of election to dissent, demands received by SPAC for appraisal of SPAC Shares, any waiver or withdrawal of any such objections, notices or demands, and any other demand, notice, or instrument delivered to SPAC prior to the First Merger Effective Time that relates to the foregoing. Subject at all times to the Cayman Companies Law, except with the prior written consent of PubCo (which consent shall not be unreasonably conditioned, withheld, or delayed), SPAC shall not make any payment with respect to, or settle, or offer to settle, any such demands during the Interim Period.

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2.2 Second Merger.

(a) Company Ordinary Shares. At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of any Party or the holders of securities of the Company or PubCo, each Company Ordinary Share that is issued and outstanding immediately prior to the Second Merger Effective Time shall thereupon be converted into, and the holder of such Company Ordinary Share shall be entitled to receive, a number of PubCo Ordinary Shares equal to (i) the Company Consideration Shares divided by (ii) the total number of Company Ordinary Shares (including the Company Ordinary Shares underlying the Company RSUs) issued and outstanding immediately prior to the Second Merger Effective Time (the “Exchange Ratio”). All of the Company Ordinary Shares converted into the right to receive the Company Consideration Shares pursuant to this Section 2.2(a) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist at the Second Merger Effective Time, and each holder of a certificate previously representing any such Company Ordinary Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the Company Consideration Shares into which such Company Ordinary Shares shall have been converted in the Second Merger.

(b) Company Series A1 Preferred Shares. At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of any Party or the holders of securities of the Company or PubCo, each holder of (i) Company Series A1 Preferred Shares shall be entitled to receive, and the Company Series A1 Preferred Shares held by each such holder immediately prior to the Second Merger Effective Time shall be converted into, a number of PubCo Preferred Shares equal to (x) the aggregate Accrued Value attributable to such Company Series A1 Preferred Shares held by such holder divided by (y) the PubCo Preferred Share Issue Price. All of the Company Series A1 Preferred Shares converted into the right to receive the PubCo Preferred Shares pursuant to this Section 2.2(b) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist at the Second Merger Effective Time, and each holder of a certificate previously representing any such Company Series A1 Preferred Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the PubCo Preferred Shares into which such Company Series A1 Preferred Shares shall have been converted in the Second Merger.

(c) Company Series A2 Preferred Shares. At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of any Party or the holders of securities of the Company or PubCo, each holder of Company Series A2 Preferred Shares shall be entitled to receive, and the Company Series A2 Preferred Shares held by each such holder immediately prior to the Second Merger Effective Time shall be converted into, a number of PubCo Preferred Shares equal to (i) the aggregate Accrued Value attributable to such Company Series A2 Preferred Shares held by such holder divided by (ii) the PubCo Preferred Share Issue Price. All of the Company Series A2 Preferred Shares converted into the right to receive the PubCo Preferred Shares pursuant to this Section 2.2(c) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist at the Second Merger Effective Time, and each holder of a certificate previously representing any such Company Series A2 Preferred Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the PubCo Preferred Shares into which such Company Series A2 Preferred Shares shall have been converted in the Second Merger

(d) Company Warrants. At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of any Party or the holders of securities of the Company or PubCo, each Company Warrant that is issued and outstanding immediately prior to the Second Merger Effective Time shall thereupon be converted into, and the holder of such Company Warrant shall be entitled to receive, a PubCo Series A Investor Warrant exercisable for (i) with respect to each Company Warrant issued pursuant to a Pre-Funded PIPE Subscription Agreement or PIPE Agreement, a number of PubCo Ordinary Shares equal to (x) the number of Company Ordinary Shares issuable upon conversion of the applicable Pre-Funded PIPE Investor’s or PIPE Investor’s Company Series A Preferred Shares upon a hypothetical conversion of such Company Series A Preferred Shares immediately prior to the Second Merger multiplied by (y) the Exchange Ratio, and (ii) with respect to the Company Warrants set forth on Section 7.3(e) of the Company Disclosure Schedule, a number of PubCo Ordinary Shares equal to the number of Company Ordinary Shares issuable upon exercise of such Company Warrants as of immediately prior to the Second Merger, in each case, which PubCo Series A Investor Warrant shall be substantially in the form attached hereto as Exhibit H (the “PubCo Series A Investor Warrants”). All of the Company Warrants converted into the right to receive the PubCo Series A Investor Warrants pursuant to this Section 2.2(d) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist at the Second Merger Effective Time, and each holder of a certificate previously representing any such Company Warrant shall thereafter cease to have any rights with respect to such securities, except the right to receive the PubCo Series A Investor Warrants into which such Company Warrant shall have been converted in the Second Merger.

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(e) Company RSUs. At the Second Merger Effective Time, by virtue of the Second Merger and without any further action on the part of any Party or the holder thereof, each award of Company RSUs that is outstanding and unvested immediately prior to the Second Merger Effective Time shall be assumed and converted into the right to receive restricted stock units subject to PubCo Ordinary Shares on the same terms and conditions (including applicable vesting, settlement, and termination provisions) as are in effect with respect to each such award of Company RSUs immediately prior to the Second Merger Effective Time (each, an “Exchanged RSU”); provided that each award of Exchanged RSUs will be subject to the number of PubCo Ordinary Shares equal the product of (x) the number of whole Company Ordinary Shares that were subject to such award of Company RSUs (with any fractional share otherwise resulting rounded down to the nearest whole share) immediately prior to the Second Merger Effective Time, multiplied by (y) the Exchange Ratio; provided, further, that each award of Company RSUs shall be adjusted in a manner that complies with or is exempt from Section 409A of the Code, and any ambiguities or ambiguous terms herein will be interpreted to so comply or be exempt. All Exchanged RSUs that become vested will be settled via PubCo Ordinary Shares issued under the PubCo Equity Incentive Plan.

(f) Company PSUs. At the Second Merger Effective Time, by virtue of the Second Merger and without any further action on the part of any Party or the holder thereof, each award of Company PSUs that is outstanding and unvested immediately prior to the Second Merger Effective Time shall be assumed and converted into the right to receive performance-based restricted stock units subject to PubCo Ordinary Shares on the same terms and conditions (including applicable performance vesting criteria contemplated by Section 2.10 of this Agreement and other applicable settlement, and termination provisions) as are in effect with respect to each such award of Company PSUs immediately prior to the Second Merger Effective Time (each, an “Exchanged PSU”); provided that each award of Exchanged PSUs will be subject to a number of PubCo Ordinary Shares, determined based on the pro-rata portion of Earnout Shares attributable to such PSU Holder’s Company RSUs, subject to achievement of the applicable Triggering Event (with any fractional share otherwise resulting rounded down to the nearest whole share); provided, further, that each award of Company PSUs shall be adjusted in a manner that complies with or is exempt from Section 409A of the Code, and any ambiguities or ambiguous terms herein will be interpreted to so comply or be exempt. All Exchanged PSUs that become vested will be settled via PubCo Ordinary Shares issued under the PubCo Equity Incentive Plan.

(g) Merger Sub Shares. At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of any Party or the holders of securities of the Company or Merger Sub, each Merger Sub Share that is issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share of the Second Surviving Company.

(h) No Liability. Notwithstanding anything to the contrary in this Section 2.2, none of the Second Surviving Company, PubCo, SPAC or any other Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

2.3 Satisfaction of Rights. All securities issued upon the surrender of SPAC Securities and Company Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities; provided that, to the extent required by U.S. federal securities law or other contractual arrangements, any restrictions on the sale and transfer of SPAC Securities shall also apply to the PubCo Securities so issued in exchange.

2.4 Lost, Stolen or Destroyed SPAC or Company Certificates. In the event any certificates representing SPAC Securities or Company Securities shall have been lost, stolen or destroyed, upon the making of an affidavit of such fact and indemnity by the Person claiming such certificate to be lost, stolen or destroyed, PubCo shall issue, in exchange for such lost, stolen or destroyed certificates, as the case may be, such securities, as may be required pursuant to Section 2.1 and 2.2, as applicable.

2.5 Register of Members. At the First Merger Effective Time, the register of members of SPAC shall be closed, and there shall be no further registration of transfers of SPAC Securities thereafter on the records of SPAC. At the Second Merger Effective Time, the register of members of the Company shall be closed, and there shall be no further registration of transfers of Company Securities thereafter on the records of the Company.

2.6 Appointment of Transfer Agent. Prior to the Closing, PubCo shall appoint a transfer agent acceptable to SPAC and the Company (the “Transfer Agent”), as its agent, for the purpose of recording the (a) exchange of the SPAC Securities for PubCo Securities and (b) exchange of Company Securities for PubCo Securities. The Transfer Agent shall take or cause to be taken such actions as are necessary to update PubCo’s register of members to reflect (i) the

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exchange of the SPAC Securities for PubCo Securities and (ii) the exchange of the Company Securities for PubCo Securities, in each case in accordance with the terms of this Agreement and, to the extent applicable, the First Plan of Merger, the Second Plan of Merger, the Cayman Companies Law and customary transfer agent procedures and the rules and regulations of the Depository Trust Company (“DTC”), in each case in a form approved by the Company.

2.7 Exchange of Book-Entry Shares.

(a) Issuance of PubCo Securities. At the First Merger Effective Time and Second Merger Effective Time, as applicable, PubCo shall issue all PubCo Securities to be issued as required pursuant to Section 2.1 and 2.2, respectively.

(b) Exchange Procedures for SPAC Shares. As soon as practicable after the First Merger Effective Time (and in no event later than five (5) Business Days after the First Merger Effective Time), PubCo shall cause the Transfer Agent to mail to each holder of record of SPAC Shares which were converted pursuant to Section 2.1(d) into the SPAC Per Share Merger Consideration instructions for use in effecting the surrender of the SPAC Shares in exchange for the SPAC Per Share Merger Consideration in a form acceptable to the Company. Upon receipt of an “agent’s message” by the Transfer Agent (or such other evidence, if any, of transfer as the Transfer Agent may reasonably request), the holder of a SPAC Share which was converted pursuant to Section 2.1(d) into the SPAC Per Share Merger Consideration shall be entitled to receive in exchange therefor, net of any required withholding Taxes, the SPAC Per Share Merger Consideration in book-entry form, without interest, for each SPAC Share surrendered. The PubCo Ordinary Shares to be delivered as the SPAC Per Share Merger Consideration shall be settled through DTC and issued in uncertificated book-entry form through the customary procedures of DTC, unless a physical PubCo Ordinary Share is required by applicable Law, in which case PubCo and the Company shall jointly cause the Transfer Agent to promptly send certificates representing such PubCo Ordinary Shares to such holder. If payment of the SPAC Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered SPAC Share in exchange therefor is registered, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the SPAC Per Share Merger Consideration to a Person other than the registered holder of SPAC Share surrendered or shall have established to the reasonable satisfaction of PubCo and the Company that such Tax either has been paid or is not applicable.

(c) Distributions with Respect to Unexchanged PubCo Ordinary Shares. All PubCo Ordinary Shares to be issued hereunder shall be deemed issued and outstanding as of the First Merger Effective Time or Second Merger Effective Time, as applicable. Subject to the effect of escheat, Tax or other applicable Laws, the holder of whole PubCo Ordinary Shares issued pursuant to Section 2.1(d) and 2.2(a) will be promptly paid, without interest and net of any applicable withholding Tax, the amount of dividends or other distributions with a record date after the First Merger Effective Time and Second Merger Effective Time, as applicable, and theretofore paid with respect to such whole PubCo Ordinary Shares.

(d) Adjustments to Per Share Merger Consideration. The SPAC Per Share Merger Consideration shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to SPAC Shares occurring on or after the date of this Agreement and prior to the First Merger Effective Time and Second Merger Effective Time.

2.8 Taking of Necessary Action; Further Action. If, at any time after the First Merger Effective Time or the Second Merger Effective Time, as applicable, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the First Surviving Company following the First Merger and the Second Surviving Company following the Second Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC, PubCo, the Company and Merger Sub, as applicable, the officers and directors (or their designees) of SPAC, PubCo, the Company and Merger Sub, as applicable, are fully authorized in the name of their respective companies or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

2.9 Tax Consequences. The Parties hereby agree and acknowledge that for U.S. federal (and applicable state and local) income tax purposes, it is intended that (a) the First Merger qualifies as a “reorganization” described in Section 368(a)(1)(F) of the Code, (b) the SPAC Class B Ordinary Share Conversion qualifies as a “reorganization”

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described in Section 368(a)(1)(E) of the Code, (c) the Second Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and (d) this Agreement constitute, and hereby is adopted, as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder (collectively, the “Intended Tax Treatment”).

2.10 Earnout Shares.

(a) In addition to the issuance of the PubCo Securities pursuant to Section 2.2, as promptly as reasonably practicable (but in any event, within five (5) Business Days) after the occurrence of a Triggering Event, PubCo shall issue to the Eligible Company Equityholders and the PSU Holders the following aggregate number of PubCo Ordinary Shares (subject to Equitable Adjustment and including, for the avoidance of doubt, the PubCo Ordinary Shares issued pursuant to the Company PSUs, the “Earnout Shares”), upon the terms and subject to the conditions set forth in this Agreement, provided that the shares underlying Company PSUs shall be issued at the time set forth in the applicable award agreement evidencing the Company PSUs:

(i) Upon the occurrence of Triggering Event I, a one-time issuance of 7,500,000 Earnout Shares;

(ii) Upon the occurrence of Triggering Event II, a one-time issuance of 7,500,000 Earnout Shares;

(iii) Upon the occurrence of Triggering Event III, a one-time issuance of 7,500,000 Earnout Shares; and

(iv) Upon the occurrence of Triggering Event IV, a one-time issuance of 7,500,000 Earnout Shares.

(b) The Earnout Shares with respect to each Triggering Event shall be allocated among the Eligible Company Equityholders and PSU Holders as set forth in Section 2.10(b) of the Company Disclosure Schedules.

(c) For the avoidance of doubt, the Eligible Company Equityholders, and PSU Holders shall be entitled to receive Earnout Shares upon the occurrence of each Triggering Event; provided, however, that each Triggering Event shall only occur once, if at all, and in no event shall the sum of the Earnout Shares exceed 30,000,000.

(d) The PubCo Ordinary Share price target set forth in the definition of Triggering Event IV shall be subject to Equitable Adjustment.

(e) Any issuance and delivery of Earnout Shares to Eligible Company Equityholders shall be treated as an adjustment to the PubCo Ordinary Shares received in the Second Merger by the Parties for all applicable Tax purposes, unless otherwise required pursuant to a “determination” (as defined in Section 1313(a) of the Code or any similar provision of U.S. state, local or non-U.S. Law), and such issuance and delivery of Earnout Shares to Eligible Company Equityholders that are holders of Company Ordinary Shares is intended to comply with, and shall be effected in accordance with, IRS Rev. Proc. 84-42, 1984-1 C.B. 521.

2.11 Fractional Shares. Notwithstanding anything to the contrary contained herein, no fraction of a PubCo Ordinary Share will be issued, in any form, by virtue of this Agreement, the Mergers or the other Transactions, and each Person who would otherwise be entitled to a fraction of a PubCo Ordinary Share (after aggregating all fractional PubCo Ordinary Shares that would otherwise be received by such Person) shall instead have the aggregate number of PubCo Ordinary Shares issued to such Person rounded down to the nearest whole PubCo Ordinary Share. No cash settlements shall be made with respect to fractional shares eliminated by rounding.

2.12 Release of Funds from Trust Account. Subject to the terms and conditions of the Trust Agreement, each Party shall use commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to cause the funds held in the Trust Account to be released simultaneously with, or as promptly as practicable after, the Closing.

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2.13 Withholding. Notwithstanding anything in this Agreement to the contrary, SPAC, PubCo, Merger Sub, the Company, the Transfer Agent and any other applicable withholding agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Article III
MERGER CLOSING

3.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article X, the closing of the Transactions (the “Closing”) shall occur no later than the third (3rd) Business Day following the satisfaction or, to the extent legally permissible, waiver of the conditions set forth in Article X (other than those conditions that by their nature are to be fulfilled at the Closing), but subject to the satisfaction of or, to the extent legally permissible, waiver by the Party benefitting from, such conditions, or at such other date as SPAC, PubCo and the Company may agree in writing. The date of the Closing shall be referred to herein as the “Closing Date”. The Closing shall take place virtually or at such place as SPAC, PubCo and the Company may agree in writing, and at such time on the Closing Date as SPAC, PubCo and the Company agree in writing.

Article IV
REPRESENTATIONS AND WARRANTIES OF SPAC

Except as set forth in (a) the disclosure schedules delivered by SPAC to the Company on the date hereof (the “SPAC Disclosure Schedules”), or (b) the SEC Reports that are available on the SEC’s website through EDGAR, but excluding disclosures referred to in “Special Note Regarding Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements (provided that nothing disclosed in such SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 4.1, Section 4.2 or Section 4.5), SPAC represents and warrants to the Company and PubCo, as of the date hereof, and as of the Closing, as follows:

4.1 Organization and Standing. SPAC is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, in each case, except where the failure to be in good standing or to have such corporate power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on SPAC. SPAC is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in each case where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SPAC. SPAC has made available to the Company accurate and complete copies of its Organizational Documents, each as amended to date and as currently in effect. SPAC is not in violation of any provision of its Organizational Documents in any material respect.

4.2 Authorization; Binding Agreement. SPAC has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions, subject to obtaining the Required Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is or is required to be a party and the consummation of the Transactions (a) have been duly and validly authorized by the SPAC Board and (b) other than the Required Shareholder Approval, no other corporate proceedings (including any vote of holders of any class or series of securities of SPAC), other than as set forth elsewhere in this Agreement, on the part of SPAC are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is or is required to be a party or to consummate the Transactions. The SPAC Board, at a duly called and held meeting or in writing as permitted by SPAC’s Charter, has unanimously (i) determined that this Agreement, the Ancillary Documents to which it is or is required to be a party and the Transactions, including the Mergers, are advisable, fair to and in the best interests of SPAC Shareholders, (ii) approved and adopted this Agreement and the Ancillary Documents to which it is or is required to be a party, the Mergers and the other Transactions (iii) issued the SPAC Board Recommendation and (iv) directed that this Agreement, the Ancillary Documents to which it is or is required to be a party and the Shareholder Approval Matters be submitted to SPAC Shareholders for their approval. This Agreement has been, and each Ancillary Document to which SPAC is or is required to be a party has been or shall

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be when delivered, duly and validly executed and delivered by SPAC and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally and subject to general principles of equity (collectively, the “Enforceability Exceptions”).

4.3 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of SPAC is required to be obtained or made in connection with the execution, delivery or performance by SPAC of this Agreement and each Ancillary Document to which it is or is required to be a party, or the consummation by SPAC of the Transactions, other than (a) such filings as contemplated by this Agreement, (b) any filings required with the Registrar of Companies in the Cayman Islands, Nasdaq Stock Market (“Nasdaq”) or the SEC with respect to the Transactions, (c) applicable requirements, if any, of the Securities Act, the Exchange Act, and any state “blue sky” securities Laws, and the rules and regulations thereunder, (d) the applicable requirements of any Antitrust Laws and the expiration or termination of the required waiting periods, or the receipt of other Consents, thereunder and (e) where the failure to obtain such Consents, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on SPAC.

4.4 Non-Contravention. The execution and delivery by SPAC of this Agreement and each Ancillary Document to which it is or is required to be a party, the consummation by SPAC of the Transactions, and compliance by SPAC with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of SPAC’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3, and any condition precedent to such Consent having been satisfied, conflict with or violate any Law, Order or Consent applicable to SPAC or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by SPAC under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make or increase payments or provide compensation under, (vii) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of SPAC under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any SPAC Material Contract, except for any deviations from any of the foregoing clauses (b) or (c) that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SPAC.

4.5 Capitalization.

(a) As of the date of this Agreement, the issued and outstanding SPAC Securities are set forth hereto in Section 4.5(a) of the SPAC Disclosure Schedules. As of the date of this Agreement, there are no issued or outstanding preference shares of SPAC. All outstanding SPAC Securities are duly authorized, validly issued, fully paid and non-assessable and not subject to (other than the SPAC Rights) or issued in violation of any purchase option, right of first refusal, pre-emptive right, subscription right or any similar right under the Cayman Companies Law, the SPAC’s Organizational Documents or any Contract to which SPAC is a party. None of the outstanding SPAC Securities has been issued in violation of any applicable securities Laws. Prior to giving effect to the Transactions, SPAC does not have any Subsidiaries or own any equity interests in any other Person.

(b) Other than the SPAC Rights, there are no (i) outstanding options, warrants, puts, calls, convertible or exchangeable securities, “phantom” share rights, share appreciation rights, share-based units, pre-emptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities (including SPAC Securities) having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued securities of SPAC (including SPAC Securities), (B) obligating SPAC to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options, shares or securities convertible into or exchangeable for any securities (including SPAC Securities), or (C) obligating SPAC to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such securities (including SPAC Securities). Other than with respect to the Redemption Rights or as expressly set forth in this Agreement, there are no outstanding obligations of SPAC to repurchase, redeem or otherwise acquire any securities of SPAC (including SPAC Securities) or to provide funds to make any investment (in

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the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Section 5.5(b) of the SPAC Disclosure Schedules, there are no shareholders agreements, voting trusts or other agreements or understandings to which SPAC is a party with respect to the voting or transfer of any securities of SPAC (including SPAC Securities).

(c) All of SPAC’s Indebtedness of the type described in clauses (a) –(c) of the definition thereof and all SPAC Transaction Expenses as of the date of this Agreement are disclosed in Section 4.5(c) of the SPAC Disclosure Schedules.

(d) Since the date of formation of SPAC and except as contemplated by this Agreement, SPAC has not declared or paid any distribution or dividend in respect of its securities (including SPAC Securities) and has not repurchased, redeemed or otherwise acquired any of its securities (including SPAC Securities), and the SPAC Board has not authorized any of the foregoing.

4.6 SEC Filings; SPAC Financials; Internal Controls.

(a) SPAC has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by SPAC with the SEC under the Securities Act and the Exchange Act, together with any amendments, restatements or supplements thereto (collectively, the “SEC Reports”), and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement and prior to the Closing. Except to the extent available on the SEC’s web site through EDGAR, SPAC has delivered to the Company or made available copies in the form filed with the SEC of all of the following: (i) SPAC’s quarterly reports on Form 10-Q for each fiscal quarter since the IPO to disclose its quarterly financial results in each of the fiscal years of SPAC, (ii) SPAC’s annual reports on Form 10-K for each fiscal year since the IPO (if applicable) to disclose its annual financial results in each of the fiscal years of SPAC and (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by SPAC with the SEC. The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As used in this Section 4.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) (i) The SPAC Class A Ordinary Shares, the SPAC Rights and the SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed on Nasdaq, in the ticker of IPCX, IPCXR and IPCXU, respectively, (ii) SPAC has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such SPAC Securities, (iii) there are no Actions pending or, to the Knowledge of SPAC, threatened against SPAC by the Financial Industry Regulatory Authority, Nasdaq or the SEC with respect to any intention by such entity to suspend, deregister, prohibit or terminate the quoting of such SPAC Securities on Nasdaq, and (iv) SPAC is in material compliance with all of the applicable listing and corporate governance rules and regulations of Nasdaq.

(c) The financial statements and notes of SPAC contained or incorporated by reference in the SEC Reports (the “SPAC Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of SPAC at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved, (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable), and (iii) audited in accordance with PCAOB standards.

(d) Except as and to the extent reflected or reserved against in the balance sheet of SPAC dated December 31, 2024 included in the SPAC Financials, SPAC has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since SPAC’s formation in the ordinary course of business. SPAC does not maintain any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities Act. As of the date of this Agreement, no financial statements of any Person other than those of SPAC are required by GAAP to be included in the financial statements of SPAC.

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(e) Neither SPAC nor SPAC’s independent auditors has identified any (i) “significant deficiency” in the internal controls over financial reporting of SPAC, (ii) “material weakness” in the internal controls over financial reporting of SPAC, (iii) fraud that involves management or other employees of SPAC who have a role in the internal controls over financial reporting of SPAC or (iv) any written claim or allegation regarding any of the foregoing.

(f) Except as not required in reliance on exemptions from various reporting requirements by virtue of SPAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, (i) SPAC has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of SPAC’s financial reporting and the preparation of SPAC’s financial statements for external purposes in accordance with GAAP, and (ii) SPAC has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to SPAC and other material information required to be disclosed by SPAC in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is made known to SPAC’s principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act.

(g) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC. SPAC has not taken any action prohibited by Section 402 of SOX.

(h) To the Knowledge of SPAC, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SEC Reports. To the Knowledge of SPAC, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

4.7 Absence of Certain Changes. From the date of SPAC’s formation to the date of this Agreement, (a) SPAC has conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities, and (b) there has not been a Material Adverse Effect with respect to SPAC.

4.8 Compliance with Laws. Except where the failure to be, or to have been, in compliance with such Laws, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on SPAC, (a) SPAC is and since the date of formation of SPAC has been, in compliance with, and not in conflict, default or violation of, any applicable Laws and (b) SPAC has not received, since the date of formation of SPAC, any written or, to the Knowledge of SPAC, oral notice of any conflict or non-compliance with, or default or violation of, any applicable Laws by which it is or was bound.

4.9 Litigation. As of the date of this Agreement, there is no (a) material Action of any nature currently pending or, to SPAC’s Knowledge, threatened (and no such Action has been brought or, to the Knowledge of SPAC, threatened since the date of formation of SPAC) or (b) material Order now pending or outstanding or that was rendered by a Governmental Authority since the date of formation of SPAC in either case of (a) or (b) by or against SPAC, its current or former directors, officers or equity holders in their capacity as such, its business, equity securities or assets. As of the date of this Agreement, none of the current or former officers, senior management or directors of SPAC have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud as it relates to the business of SPAC, except in each case where the charge, indictment arrest or conviction, individually or in the aggregate, has not had and would not reasonably be expected to be material to SPAC, or otherwise limit the ability of SPAC to perform on a timely basis its obligations under this Agreement or the Ancillary Documents to which it is or is required to be a party or otherwise bound.

4.10 Actions; Orders; Permits. SPAC (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with SPAC), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted, and to own, lease and operate its assets and properties (collectively, the “SPAC Permits”), except where the failure to obtain or maintain the same, individually or in the aggregate, has not had and would not reasonably be expected to have a Material

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Adverse Effect on SPAC. Except in each case where the failure or violation, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on SPAC, (a) all of the SPAC Permits are in full force and effect, and no suspension or cancellation of any of the SPAC Permits is pending or, to SPAC’s Knowledge, threatened, (b) SPAC is not in violation in any material respect of the terms of any SPAC Permit and (c) since the date of formation of SPAC, SPAC has not received any written, or to the Knowledge of SPAC, oral notice of any Actions relating to the revocation or modification of any SPAC Permit.

4.11 Taxes and Returns.

(a) SPAC has timely filed, or caused to be timely filed, all material Tax Returns required by applicable Tax Law to be filed by it, which such Tax Returns are true, accurate, correct and complete in all material respects. SPAC has timely paid, or caused to be timely paid, all material Taxes required by applicable Tax Law to be paid by it, other than such Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the SPAC Financials in accordance with GAAP.

(b) SPAC has complied in all material respects with all applicable Tax Laws relating to withholding and remittance of Taxes, and all material amounts of Taxes required by applicable Tax Laws to be withheld by SPAC have been withheld and timely paid over to the appropriate Governmental Authority, including with respect to any amounts owing to or from any employee, independent contractor, shareholder, creditor, or other Person.

(c) There are no material claims, assessments, audits, examinations, investigations or other Actions pending, in progress or threatened in writing against SPAC, in respect of Taxes, and SPAC has not been notified in writing of any material proposed Tax claims or assessments against SPAC by a Governmental Authority.

(d) There are no material Liens with respect to any Taxes upon any of SPAC’s assets, other than Permitted Liens. SPAC has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding written requests by SPAC for any extension of time within which to file any Tax Return or within which to pay any Taxes (other than customary extensions requested in the ordinary course of business). No written claim has been made by any Governmental Authority with respect to a jurisdiction in which SPAC does not file a Tax Return that SPAC is or may be subject to Tax in that jurisdiction that would be the subject of or covered by such Tax Return, which claim remains outstanding.

(e) SPAC does not have a permanent establishment, branch or representative office in any country other than the country of its organization (where it carries no activities and only has a registered office), and SPAC is not and has not been treated for any Tax purpose as a resident in a country other than the country of its incorporation.

(f) SPAC is not and has never been a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes. SPAC does not have any Liability for the Taxes of another Person under Treasury Regulation Section 1.1502-6 (or similar provision of state, local or non-U.S. Law), as a transferee or successor, or by Contract (other than, in each case, Liabilities for Taxes pursuant to customary commercial Contracts not primarily related to Taxes). SPAC is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract with respect to Taxes (other than customary commercial Contracts not primarily related to Taxes).

(g) SPAC is not the subject of any private letter ruling, technical advice memorandum, closing agreement, settlement agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to Taxes, and there is no written request by SPAC outstanding for any such ruling, memorandum or agreement.

(h) SPAC has not distributed stock of another Person, nor has had its shares distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(i) SPAC has not been a party to a transaction that is a “listed transaction” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2) (or any analogous or similar provision under any U.S. state or local or non-U.S. Tax Law addressing tax avoidance transactions).

(j) SPAC will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) beginning after the Closing Date as a result of any (i) installment sale or open transaction disposition made by SPAC prior to the Closing, (ii) change in any

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method of accounting of SPAC for any taxable period (or portion thereof) ending on or prior to the Closing Date made or required to be made prior to the Closing, (iii) any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any state, local or non-U.S. Tax Law) executed by SPAC prior to the Closing, or (iv) any prepaid amount or deferred revenue received or accrued prior to the Closing outside the ordinary course of business.

(k) SPAC has not taken, and has not agreed to take, any action that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for the Intended Tax Treatment. To the Knowledge of SPAC, there are no facts or circumstances that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for the Intended Tax Treatment. SPAC is not aware of any current plan or intention to cause PubCo to be liquidated following the Mergers.

4.12 Employees and Employee Benefit Plans. SPAC does not (a) have any employees or independent contractors who are entitled to any compensation, remuneration, fees or benefits or (b) maintain, sponsor, contribute to or otherwise have any Liability with respect to any Benefit Plans. Neither the execution and delivery of this Agreement or the Ancillary Documents nor the consummation of the Transactions will alone or in connection with other events (i) result in any payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of SPAC, (ii) result in the acceleration of the time of payment, vesting or funding of any such payment or benefit or deceleration of the time of payment, vesting or, funding, or increase of any such payment or benefit or (iii) cause an amount to be received by any individual to fail to be deductible by reason of Code Section 280G or be subject to an excise Tax under Code Section 4999.

4.13 Properties. SPAC does not own, license or otherwise have any right, title or interest in or to any material Intellectual Property. SPAC does not own or lease any real property or Personal Property.

4.14 Material Contracts.

(a) Other than this Agreement and the Ancillary Documents, there are no Contracts to which SPAC is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $50,000, (ii) may not be cancelled by SPAC on less than 60 days’ prior notice without payment of a material penalty or termination fee, (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of SPAC or any of its current or future Affiliates, any acquisition of material property by SPAC or any of its current or future Affiliates, or restricts in any material respect the ability of SPAC or any of its current or future Affiliates from engaging in any business or from competing with any other Person or (iv) is a “material contract” (as such term is defined in Regulation S-K of the Securities Act) (each, a “SPAC Material Contract”). All SPAC Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

(b) With respect to each SPAC Material Contract: (i) the SPAC Material Contract was entered into at arms’-length and in the ordinary course of business, (ii) the SPAC Material Contract is valid, binding and enforceable in all material respects against SPAC and, to the Knowledge of SPAC, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions), (iii) SPAC is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by SPAC, or permit termination or acceleration by the other party thereto, under such SPAC Material Contract, and (iv) to the Knowledge of SPAC, no other party to any SPAC Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by SPAC under any SPAC Material Contract.

4.15 Transactions with Affiliates. Section 4.15 of the SPAC Disclosure Schedules sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between SPAC, on the one hand, and Sponsor, any other Affiliate of SPAC, or any present or former director, officer, employee, manager, direct equityholder of SPAC, Sponsor or any other Affiliate of SPAC, or any immediate family member of any of the foregoing, on the other hand.

4.16 Investment Company Act; JOBS Act. SPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company”, in each case within the meaning of the Investment Company Act. SPAC constitutes an “emerging growth company” within the meaning of the JOBS Act.

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4.17 Finders and Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from SPAC, PubCo, the Target Companies or any of their respective Affiliates in connection with the Transactions based upon arrangements made by or on behalf of SPAC, Sponsor or any of their respective Affiliates.

4.18 Private Placements. Other than the PIPE Agreements, there are no agreements, side letters, arrangements or other Contracts between SPAC, Sponsor or any of their respective Affiliates, on the one hand, and any PIPE Investor, on the other hand, or, to the Knowledge of SPAC, any of their respective Affiliates that would affect the obligation of such PIPE Investor to pay to PubCo the applicable portion of the PIPE Investment set forth in such PIPE Investor’s applicable PIPE Agreement. No fees, consideration (other than PubCo Ordinary Shares issued in connection with the PIPE Investment) or other discounts are payable or have been agreed by SPAC, Sponsor or any of their respective Affiliates to any PIPE Investor or, to the Knowledge of the SPAC, any of their respective Affiliates in respect of its portion of the PIPE Investment.

4.19 Certain Business Practices.

(a) Since the date of formation of SPAC, SPAC has been in compliance with the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), and all other applicable anti-corruption and anti-bribery Laws, in all material respects. SPAC is not subject to any Action by any Governmental Authority involving any actual or, to the Knowledge of SPAC, suspected violation of any applicable anti-corruption Law.

(b) Since the date of formation of SPAC, neither SPAC nor any of its directors, officers or, to the Knowledge of SPAC, Representatives, when acting on behalf of SPAC, has used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity.

(c) Since SPAC’s formation, the operations of SPAC have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, to the extent applicable, and no Action involving SPAC with respect to any of the foregoing is pending or, to the Knowledge of SPAC, threatened.

(d) None of SPAC or any of its directors, officers, employees or, to the Knowledge of SPAC, any other Representative acting on behalf of SPAC is currently (i) the target of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by any Governmental Authority of the United States, (including those administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) or the U.S. Department of State), the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom (“Sanctions”), including by being listed on the OFAC Specially Designated Nationals and Blocked Persons List, (ii) organized, resident, or located in a country, region or territory that is the subject of comprehensive territorial Sanctions (currently, Cuba, Iran, North Korea, and the Crimea region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic regions of Ukraine, as this list may be amended from time to time) (each a “Sanctioned Jurisdiction”), or (iii) is owned, in the aggregate, 50% or greater, directly or indirectly, or otherwise controlled, by a Person identified in clauses (i)-(ii) (collectively, a “Sanctioned Person”). None of SPAC or any of its directors, officers, employees or, to the Knowledge of SPAC, any other Representative acting on behalf of SPAC is a Person with whom transactions are prohibited or restricted under the applicable laws and regulations administered by the United States and other relevant Governmental Authorities with jurisdiction over SPAC relating to the export, reexport, transfer, and import of products, software or technology (“Customs & Export Control Laws”). SPAC has not, directly or knowingly indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any Sanctioned Jurisdiction or for the purpose of financing the activities of any Person currently the target of applicable Sanctions or Customs & Export Control Laws in violation of applicable Sanctions or Customs & Export Control Laws since SPAC’s formation. Neither SPAC nor any of its directors or officers, nor, to the Knowledge of SPAC, any other Representative acting on behalf of SPAC has, since SPAC’s formation, engaged in any conduct, activity, or practice in violation of any applicable Sanctions or Customs & Export Control Laws. No Action involving SPAC with respect to any of the foregoing is pending or, to the Knowledge of SPAC, threatened. Neither SPAC nor any of its directors or officers, nor, to the Knowledge of SPAC, any other Representative acting on behalf of SPAC has, since SPAC’s formation made any voluntary disclosure with respect to an apparent violation of applicable Sanctions or has been subject to civil or criminal penalties imposed by any Governmental Authority administering Sanctions.

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4.20 Insurance. Section 4.20 of the SPAC Disclosure Schedules lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by SPAC relating to SPAC or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and SPAC is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of SPAC, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by SPAC. SPAC has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to SPAC.

4.21 Information Supplied. None of the information supplied or to be supplied by SPAC or Sponsor or their respective Affiliates and Representatives expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions, (b) in the Registration Statement or (c) in the mailings or other distributions to SPAC Shareholders and prospective investors (including any actual or prospective PIPE Investors) with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.22 Trust Account. As of the date hereof, SPAC had an amount of assets in the Trust Account of not less than $253 million. The funds held in the Trust Account are invested in U.S. government securities with a maturity of 185 days or less or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and held in trust pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a valid and binding obligation of SPAC and the Trustee, enforceable in accordance with its terms. SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by SPAC or, to the Knowledge of SPAC, the Trustee. The Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports to be inaccurate in any material respect or, to the Knowledge of SPAC, that would entitle any Person (other than (a) in respect of deferred underwriting commissions set forth in Section 4.22 of the SPAC Disclosure Schedules or Taxes, (b) SPAC Shareholders prior to the First Merger Effective Time who shall have elected to redeem their SPAC Shares pursuant to the SPAC’s Organizational Documents or in connection with an amendment thereof to extend SPAC’s deadline to consummate a Business Combination or (c) if SPAC fails to complete a Business Combination within the allotted time period and liquidates the Trust Account, subject to the terms of the Trust Agreement, in limited amounts to permit SPAC to pay the expenses of the Trust Account’s liquidation and dissolution, and then SPAC Shareholders) to any portion of the funds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account have been released, except to pay Taxes from any interest income earned in the Trust Account, and to redeem SPAC Shares pursuant to the SPAC’s Organizational Documents, or in connection with an amendment thereof to extend SPAC’s deadline to consummate a Business Combination. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of SPAC, threatened with respect to the Trust Account. As of the date hereof, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC at the First Merger Effective Time. SPAC has made available to the Company true and complete copies of all Contracts, including engagement letters, with any Person that was, or is, entitled to any underwriting commission (including deferred underwriting commission) in respect of the IPO, including any amendments or other modifications thereto.

4.23 SPAC Acknowledgment. SPAC acknowledges and agrees that the representations and warranties expressly set forth in (i) Articles VI and VII (as qualified by the Company Disclosure Schedules) and (ii) the certificate delivered pursuant to Section 10.3(c) constitute the sole and exclusive representations and warranties of PubCo and the Company, respectively, to SPAC in connection with or relating to PubCo, the Target Companies, this Agreement, any Ancillary Document or the Transactions, and no other representations or warranties, oral or written, have been given by or on behalf of any of PubCo or the Target Companies. Except for the representations and warranties expressly set forth in Articles VI and VII (as qualified by the Company Disclosure Schedules) or the certificate delivered pursuant to Section 10.3(c) or in any Ancillary Document, SPAC (A) acknowledges that it is transacting with PubCo and the

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Company on an “as is” condition and on a “where is” basis and (B) disclaims reliance on, and confirms and acknowledges that it has not relied on and should not rely on and will not rely on, any other representations or warranties, either express or implied, at law or in equity, including representations of merchantability, suitability or fitness for any particular purpose, or other statements, whether written or oral, made by or on behalf of any person (including PubCo, the Target Companies or any Affiliate or Representative of the Company) in respect of the business, assets, liabilities, operations, prospects or condition (financial or otherwise) of PubCo, the Target Companies, including with respect to the accuracy or completeness of any confidential information memoranda, documents, projections or other prediction or forward-looking statements, material, or other information (financial or otherwise) regarding PubCo or the Target Companies furnished to SPAC or any of its Representatives in any “data rooms”, “virtual data rooms”, management presentations, or in any other form or in expectation of, or in connection with, the Transactions, or in respect of any other matter or thing whatsoever or on any person providing or not providing any information not specifically required to be provided or disclosed pursuant to the specific representations and warranties in Articles VI, VII and VIII or in the certificate delivered pursuant to Section 10.3(c) or any Ancillary Document.

4.24 Fairness Opinion. The board of directors of SPAC has received the opinion of Newbridge Securities Corporation, dated as of the date of this Agreement, that, as of such date and subject to certain assumptions, limitations, qualifications and other matters set forth therein, that the SPAC Per Share Merger Consideration to be issued is fair from a financial point of view to the SPAC’s public shareholders.

Article V
REPRESENTATIONS AND WARRANTIES OF MERGER SUB

Merger Sub represents and warrants to PubCo and the Company, as of the date hereof and as of the Closing, as follows:

5.1 Organization and Standing. Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, in each case, except where the failure to be in good standing or to have such corporate power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Merger Sub. Merger Sub is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in each case where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Merger Sub. Merger Sub has made available to PubCo and the Company accurate and complete copies of its Organizational Documents, as currently in effect. Merger Sub is not in violation of any provision of its Organizational Documents in any material respect.

5.2 Authorization; Binding Agreement. Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement and each Ancillary Document to which it is or is required to be a party and the consummation of the Transactions have been duly and validly authorized by the board of directors and shareholder of Merger Sub and no other corporate proceedings, other than as expressly set forth elsewhere in this Agreement, on the part of Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is or is required to be a party, to perform its obligations hereunder or thereunder or to consummate the Transactions. This Agreement has been, and each Ancillary Document to which Merger Sub is a party has been or shall be when delivered, duly and validly executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

5.3 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by Merger Sub of this Agreement and each Ancillary Document to which it is or is required to be a party, or the consummation by Merger Sub of the Transactions, other than (a) such filings as are expressly contemplated by this Agreement, (b) any filings required with the Registrar of Companies in the Cayman Islands, Nasdaq or the SEC with respect to the Transactions, (c) any the applicable requirements of any Antitrust Laws and the expiration or termination of the required waiting periods, or the receipt of other Consents, thereunder, (d) applicable requirements, if any, of the Securities Act, the

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Exchange Act, and any state “blue sky” securities Laws, and the rules and regulations thereunder and (e) where the failure to obtain such Consents, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Merger Sub.

5.4 Non-Contravention. The execution and delivery by Merger Sub of this Agreement and each Ancillary Document to which it is or is required to be a party, the consummation by Merger Sub of the Transactions, and compliance by Merger Sub with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of Merger Sub’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 6.3 hereof, and any condition precedent to such Consent having been satisfied, conflict with or violate any Law, Order or Consent applicable to Merger Sub or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by Merger Sub under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of Merger Sub under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person, or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of Merger Sub, except for any deviations from any of the foregoing clauses (b) or (c) that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Merger Sub.

5.5 Capitalization. As of the date hereof and as of immediately prior to the Closing, Merger Sub is authorized to issue 50,000 ordinary shares. As of the date hereof through immediately prior to the First Merger Effective Time, Merger Sub has one ordinary share issued and outstanding, which is owned by SPAC. Prior to giving effect to the Second Merger, Merger Sub does not have any Subsidiaries or own any equity interests in any other Person.

5.6 Merger Sub Activities. Since its incorporation through immediately prior to the Second Merger Effective Time, Merger Sub (a) has not engaged in any business activities other than as contemplated by this Agreement, (b) has not owned directly or indirectly any ownership, equity, profits or voting interest in any Person, (c) other than fees in respect of its incorporation, has not had any Liabilities, (d) other than any de minimis amounts received from SPAC in exchange for the one ordinary share issued thereto, has not had any assets, and (e) other than its Organizational Documents and this Agreement, has not been party to or bound by any Contract.

5.7 Finders and Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from SPAC, PubCo, the Target Companies or any of their respective Affiliates in connection with the Transactions based upon arrangements made by or on behalf of Merger Sub.

5.8 Investment Company Act. Merger Sub is not an “investment company” or, a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company”, in each case within the meaning of the Investment Company Act.

5.9 Information Supplied. None of the information supplied or to be supplied by Merger Sub expressly for inclusion or incorporation by reference: (a) in any current report on Form 6-K or Form 8-K or report on Form 20-F, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions, (b) in the Registration Statement or (c) in the mailings or other distributions to SPAC Shareholders and prospective investors (including any actual or prospective PIPE Investors) with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Merger Sub does not make any representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC, the Target Companies, the Company Shareholders or any of their respective Affiliates.

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5.10 U.S. Tax Classification. Merger Sub has elected, or will elect prior to the Closing Date, to be treated, effective as of a date prior to the Second Merger, as a disregarded entity, pursuant to Treasury Regulations Section 301.7701-3.

Article VI
REPRESENTATIONS AND WARRANTIES OF PUBCO

PubCo represents and warrants to SPAC and the Company, as of the date hereof and as of the Closing, as follows:

6.1 Organization and Standing. PubCo is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, in each case, except where the failure to be in good standing or to have such corporate power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on PubCo. PubCo is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in each case where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on PubCo. PubCo has made available to SPAC and the Company accurate and complete copies of its Organizational Documents, as currently in effect. PubCo is not in violation of any provision of its Organizational Documents in any material respect.

6.2 Authorization; Binding Agreement. PubCo has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement and each Ancillary Document to which it is or is required to be a party and the consummation of the Transactions have been duly and validly authorized by the board of directors and the PubCo Sole Shareholder and no other corporate proceedings, other than as expressly set forth elsewhere in this Agreement (including the adoption of the PubCo A&R Articles), on the part of PubCo are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is or is required to be a party, to perform its obligations hereunder or thereunder or to consummate the Transactions. This Agreement has been, and each Ancillary Document to which PubCo is a party has been or shall be when delivered, duly and validly executed and delivered by PubCo and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of PubCo, enforceable against PubCo in accordance with its terms, subject to the Enforceability Exceptions.

6.3 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of PubCo is required to be obtained or made in connection with the execution, delivery or performance by PubCo of this Agreement and each Ancillary Document to which it is or is required to be a party, or the consummation by PubCo of the Transactions, other than (a) such filings as are expressly contemplated by this Agreement, (b) any filings required with the Registrar of Companies in the Cayman Islands, Nasdaq or the SEC with respect to the Transactions, (c) any the applicable requirements of any Antitrust Laws and the expiration or termination of the required waiting periods, or the receipt of other Consents, thereunder, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and any state “blue sky” securities Laws, and the rules and regulations thereunder and (e) where the failure to obtain such Consents, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on PubCo.

6.4 Non-Contravention. The execution and delivery by PubCo of this Agreement and each Ancillary Document to which it is or is required to be a party, the consummation by PubCo of the Transactions, and compliance by PubCo with any of the provisions hereof and thereof, will not (a) subject to the adoption of the PubCo A&R Articles, conflict with or violate any provision of PubCo’ Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 6.3 hereof, and any condition precedent to such Consent having been satisfied, conflict with or violate any Law, Order or Consent applicable to PubCo or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by PubCo under, (v) result in a right of termination or

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acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of PubCo under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person, or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of PubCo, except for any deviations from any of the foregoing clauses (b) or (c) that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on PubCo.

6.5 Capitalization. As of the date hereof and as of immediately prior to the Closing, PubCo is authorized to issue 50,000,000 PubCo Ordinary Shares. As of the date hereof through immediately prior to the First Merger Effective Time, PubCo has one PubCo Ordinary Share issued and outstanding, which is owned by the PubCo Sole Shareholder. Prior to giving effect to the First Merger, PubCo does not have any Subsidiaries or own any equity interests in any other Person.

6.6 PubCo Activities. Since its incorporation through immediately prior to the First Merger Effective Time, PubCo (a) has not engaged in any business activities other than as contemplated by this Agreement, (b) has not owned directly or indirectly any ownership, equity, profits or voting interest in any Person, (c) other than fees in respect of its incorporation, has not had any Liabilities, (d) other than any de minimis amounts received from the PubCo Sole Shareholder in exchange for the one PubCo Ordinary Share issued thereto, has not had any assets, (e) has not had any Tax attributes, including those specified in Section 381(c) of the Code, and (f) other than its Organizational Documents and this Agreement, has not been party to or bound by any Contract.

6.7 Finders and Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from SPAC, PubCo, the Target Companies or any of their respective Affiliates in connection with the Transactions based upon arrangements made by or on behalf of PubCo.

6.8 Investment Company Act. PubCo is not an “investment company” or, a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company”, in each case within the meaning of the Investment Company Act.

6.9 Information Supplied. None of the information supplied or to be supplied by PubCo expressly for inclusion or incorporation by reference: (a) in any current report on Form 6-K or Form 8-K or report on Form 20-F, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions, (b) in the Registration Statement or (c) in the mailings or other distributions to SPAC Shareholders and prospective investors (including any actual or prospective PIPE Investors) with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, PubCo does not make any representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC, the Target Companies, the Company Shareholders or any of their respective Affiliates.

6.10 U.S. Tax Classification. PubCo is, and has been since the date of its incorporation, treated as a corporation for U.S. federal income tax purposes. PubCo has not made any election under Treasury Regulations Section 301.7701-3. PubCo (i) is not treated as a “domestic corporation” (as such term is defined in Section 7701 of the Code) for U.S. federal income tax purposes, (ii) is not, nor has ever been, a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, and (iii) is not treated as a “domestic corporation” under Section 7874(b) of the Code.

6.11 U.K. Tax Residency. PubCo is not, and has never been, treated as a Tax resident in the United Kingdom.

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Article VII
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to SPAC on the date hereof (the “Company Disclosure Schedules”), the Company hereby represents and warrants to SPAC as of the date hereof and as of the Closing, as follows:

7.1 Organization and Standing.

(a) The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite corporate or other entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, in each case, except where the failure to be in good standing or to have such corporate power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

(b) Each Target Company (other than the Company) is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or other entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Target Company (other than the Company) is qualified or licensed and in good standing (to the extent such concept exists) to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in each case where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

(c) The Company has made available to SPAC accurate and complete copies of the Organizational Documents of each Target Company, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents in any material respect.

7.2 Authorization; Binding Agreement. The Company and each other Target Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s or such other Target Company’s obligations hereunder and thereunder, and to consummate the Transactions, subject to obtaining Company Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Company or any other Target Company is or is required to be a party and the consummation of the Transactions (a) have been duly and validly authorized by the Company Board and the board of directors of such other Target Company (to the extent required) in accordance with the Company’s or such other Target Company’s Organizational Documents and any applicable Law and (b) other than the Company Shareholder Approval, no other corporate proceedings on the part of the Company or such other Target Company is necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is or is required to be a party or to consummate the Transactions. The Company Board, at a duly called and held meeting or in writing as permitted by the Organizational Documents of the Company, has unanimously (i) determined that this Agreement, the Ancillary Documents to which it is or is required to be a party and the Transactions, including the Mergers, are advisable, fair to and in the best interests of the holders of Company Shares, (ii) approved this Agreement and the Ancillary Documents to which it is or is required to be a party, the Mergers and the other Transactions, (iii) issued the Company Board Recommendation and (iv) directed that this Agreement, the Ancillary Documents to which it is or is required to be a party and the Company Shareholder Matters be submitted to Company Shareholders for their approval. This Agreement has been, and each Ancillary Document to which the Company or any other Target Company is or is required to be a party has been or shall be when delivered, duly and validly executed and delivered by the Company or such other Target Company, as applicable, and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Company, in each case, enforceable against the Company and such other Target Companies in accordance with its terms, subject to the Enforceability Exceptions.

7.3 Capitalization.

(a) As of the date of this Agreement, the issued share capital of the Company consists of 30,025 Company Ordinary Shares, 607 Company Series A1 Preferred Shares and 0 Company Series A2 Preferred Shares. The Company has also issued 0 Company Warrants, and there are no other issued or outstanding equity interests of the Company.

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(b) On the date of this Agreement, the Company Shareholders listed on Section 7.3(b) of the Company Disclosure Schedules are the legal and beneficial owners of all of the Company Ordinary Shares, with each such Company Shareholder owning the Company Ordinary Shares set forth opposite the name of such Company Shareholder in the corresponding column of Section 7.3(b) of the Company Disclosure Schedules. The Company Ordinary Shares are owned by each such Company Shareholder free from any Liens other than those imposed under the Company’s Organizational Documents, which can be removed by the Company without penalty or applicable securities Laws.

(c) On the date of this Agreement, the Company Shareholders listed on Section 7.3(c) of the Company Disclosure Schedules are the legal and beneficial owners of all of the Company Series A1 Preferred Shares, with each such Company Shareholder owning the Company Series A1 Preferred Shares set forth opposite the name of such Company Shareholder in the corresponding column of Section 7.3(c) of the Company Disclosure Schedules. The Company Series A1 Preferred Shares are owned by each such Company Shareholder free from any Liens other than those imposed under the Company’s Organizational Documents, which can be removed by the Company without penalty or applicable securities Laws.

(d) All of the issued Company Shares have been duly authorized and are fully paid and not in violation of any purchase option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of the Cayman Companies Law, any other applicable Law, the Company’s Organizational Documents or any Contract to which the Company is a party or by which the Company or its securities are bound.

(e) As of the date of this Agreement, no Target Company currently has any stock option or other equity incentive plans. As of the date of this Agreement, other than the securities contemplated in connection with the Pre-Funded PIPE Investment or the PIPE Investment, there are no Company Convertible Securities or pre-emptive rights or rights of first refusal or first offer, except for those rights as provided in the Company’s Organizational Documents which have been disapplied and waived by the Company Shareholders, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or any of the Company Shareholders or any of their respective Affiliates are a party or bound relating to any equity securities of the Company, whether or not outstanding, other than the Company’s Organizational Documents. As of the date of this Agreement, other than the Pre-Funded PIPE Subscription Agreement, there are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company and there are no voting trusts, proxies, shareholder agreements or any other written agreements or understandings with respect to the voting or transfer of any of Company Ordinary Shares other than the Company’s Organizational Documents or the Shareholders Agreement. As of the date of this Agreement, other than the Pre-Funded PIPE Investment or as set forth in the Company’s Organizational Documents, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any of its equity interests or securities, nor has the Company granted any registration rights to any Person with respect to its equity securities. As of the date of this Agreement, all of the issued and outstanding securities of the Company have been granted, offered, sold and issued in compliance with all applicable Laws. As a result of the consummation of the Transactions, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(f) Since January 1, 2022, the Company and Air Water UK have not declared or paid any distribution or dividend in respect of their equity interests, and have not repurchased, redeemed or otherwise acquired any equity interests of the Company or Air Water UK, as applicable, and neither the Company Board nor the board of directors of Air Water UK has authorized any of the foregoing.

7.4 Company Subsidiaries. Section 7.4 of the Company Disclosure Schedules sets forth the name of each Company Subsidiary, and with respect to each Company Subsidiary on the date of this Agreement (a) its jurisdiction of organization, (b) the class(es) of its authorized shares or other equity interests (if applicable), and (c) the ownership percentage of issued and outstanding shares or other equity interests by the record holders thereof. The foregoing represents all of the issued and outstanding equity interests of the Target Companies as of the date of this Agreement. All of the outstanding equity securities of each Company Subsidiary are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable Laws, and owned by one or more of the Target Companies free and clear of all Liens (other than those, if any, imposed by such Company Subsidiary’s Organizational Documents or applicable Laws), except where the failure to be would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole. As

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of the date of this Agreement, there are no Contracts to which the Company or any of the Company Subsidiaries is a party or bound with respect to the voting (including voting trusts or proxies) or transfer of the equity interests of any Company Subsidiary other than the Organizational Documents of any such Company Subsidiary. As of the date of this Agreement, there are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Company Subsidiary is a party or which are binding upon any Company Subsidiary providing for the issuance or redemption of any equity interests of any Company Subsidiary. As of the date of this Agreement, there are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Company Subsidiary. No Company Subsidiary has any limitation, whether by Contract, Order, or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company. As of the date of this Agreement, other than the Company Subsidiaries, no Target Company has any Subsidiaries. Except for the equity interests of the Company Subsidiaries listed on Section 7.4 of the Company Disclosure Schedules, as of the date of this Agreement: (i) no Target Company owns or has any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person, (ii) no Target Company is a participant in any joint venture, partnership or similar arrangement and (iii) there are no outstanding contractual obligations of a Target Company to provide funds to or make any loan or capital contribution to any other Person.

7.5 Governmental Approvals. No Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company or any Target Company of this Agreement or any Ancillary Documents to which the Company or any Target Company is or required to be a party or otherwise bound, or the consummation by the Company or the Target Companies of the Transactions other than (a) any filings required with Nasdaq or the SEC with respect to the Transactions, (b) applicable requirements, if any, of the Securities Act, the Exchange Act, and any state “blue sky” securities Laws, and the rules and regulations thereunder, (c) applicable requirements of any Antitrust Laws and the expiration or termination of the required waiting periods, or the receipt of other Consents, thereunder, and (d) where the failure to obtain such Consents, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

7.6 Non-Contravention. The execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is or is required to be a party, and the consummation by any Target Company of the Transactions and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of such Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 7.5 hereof and any condition precedent to such Consent having been satisfied, conflict with or violate any Law, Order or Consent applicable to such Target Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make or increase payments or provide compensation under, (vii) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of such Target Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except for any deviations from any of the foregoing clauses (b) or (c) that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

7.7 Financial Statements.

(a) The Company has made available to SPAC true, correct and complete copies of (i) the audited consolidated financial statement of financial position of Air Water Units Trading Limited and its Subsidiaries, and the related audited consolidated statements of comprehensive income, changes in equity and cash flows of Air Water Units Trading Limited and its wholly-owned Subsidiaries as of and for the year ended December 31, 2023 (the “Audited Company Financial Statements”), (ii) the unaudited consolidated financial statement of financial position of Air Water Ventures Limited and its Subsidiaries, and the related unaudited consolidated statements of comprehensive income, changes in equity and cash flows of Air Water Ventures Limited and its Subsidiaries as of and for the year ended December 31, 2024 (the “2024 Unaudited Company Financial Statements”) and (iii) the unaudited consolidated financial statement of financial position of Air Water Ventures Limited and its Subsidiaries, and the related unaudited

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consolidated statements of comprehensive income, changes in equity and cash flows of Air Water Ventures Limited and its Subsidiaries as of and for the three-month period ended March 31, 2025 (the “Interim Unaudited Company Financial Statements” and, collectively with the Audited Company Financial Statements and the 2024 Unaudited Company Financial Statements, the “Company Financial Statements”).

(b) The Company Financial Statements (i) fairly present in all material respects the consolidated financial position of the applicable Target Companies, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in shareholders’ equity and their consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with IFRS applied on a consistent basis during the periods involved, except as may be indicated in the notes thereto and with respect to the 2024 Unaudited Company Financial Statements and the Interim Unaudited Company Financial Statements, subject to the absence of footnotes and normal year-end adjustments (none of which would be material, individually or in the aggregate), (iii) were prepared from, and are in accordance with, in all material respects, the books and records of the applicable Target Companies and (iv) with respect to the Audited Company Financial Statements, contain an unqualified report of the Company’s auditor in connection with such Audited Company Financial Statements, Grant Thornton UAE. The PCAOB Financial Statements, when delivered after the date hereof by the Company for inclusion in the Registration Statement and the Proxy Statement for filing with the SEC following the date of this Agreement in accordance with Section 8.6, will have been audited in accordance with the standards of the Public Company Accounting Oversight Board and will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant in effect as of the respective dates thereof.

(c) The Company has not identified, and has not received from any independent auditor of the Company any written notification of, (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Target Companies, (ii) any fraud, whether or not material, that involves the management or other employees of the Target Companies who have a role in the preparation of financial statements or the internal accounting controls utilized by the Target Companies or (iii) any written claim or allegation regarding any of the foregoing.

(d) There are no outstanding loans or other extensions of credit made by the Target Companies to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Target Companies.

(e) As of the date hereof, the Target Companies do not have any Indebtedness of the type referred to in clauses (a)-(e) of the definition thereof.

(f) Except for those that will be reflected or reserved on or provided for in the statement of financial position of the Target Companies contained in the Company Financial Statements, no Target Company has any Liabilities of a nature required to be disclosed on a balance sheet in accordance with IFRS, except for (i) those that were incurred after March 31, 2025 in the ordinary course of business, none of which are material, individually or in the aggregate, (ii) obligations for future performance under any contract to which any Target Company is a party, or (iii) Liabilities incurred for transaction expenses in connection with this Agreement, any Ancillary Document or the Transactions.

7.8 Absence of Certain Changes. Except for actions expressly contemplated by this Agreement, Ancillary Documents and the Transactions, since December 31, 2024, (a) the Target Companies have conducted their business only in the ordinary course of business, (b) there has not been a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 8.2(b) (without giving effect to Section 8.2(b) of the Company Disclosure Schedules) if such action were taken on or after the date hereof without the consent of SPAC.

7.9 Compliance with Laws. (a) Each Target Company is and, since January 1, 2022 has been, in compliance in all material respects with, and not in conflict, default or violation in each case in any material respect of, any applicable Laws and (b) no Target Company has received, since January 1, 2022, any written or, to the Knowledge of the Company, oral notice of any material conflict or material non-compliance with, or material default or material violation of, any applicable Laws by which it is or was bound.

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7.10 Company Permits. The applicable Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”), except where the failure to obtain or maintain the same, individually or in the aggregate, has not had and would not reasonably be expected to be material to the Target Companies, taken as a whole or otherwise limit the ability of any Target Company to perform on a timely basis its obligations under this Agreement or the Ancillary Documents to which it is or required to be a party or otherwise bound. As of the date of this Agreement, each material Company Permit is in full force and effect, and (a) no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened, (b) no Target Company is in violation in any material respect of the terms of any material Company Permit and (c) since January 1, 2022, no Target Company has received any written, or to the Knowledge of the Company, oral notice of any Actions relating to the revocation or material modification of any Company Permit.

7.11 Litigation. As of the date of this Agreement, there is no (a) material Action of any nature currently pending or, to the Company’s Knowledge, threatened (and no such Action has been brought or, to the Knowledge of the Company, threatened in the past three (3) years) or (b) material Order now pending or outstanding or that was rendered by a Governmental Authority in the past three (3) years in either case of (a) or (b) by or against any Target Company, its current or former directors, officers or equity holders in their capacity as such, its business, equity securities or assets. As of the date of this Agreement, none of the current or former officers, senior management or directors of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud as it relates to the business of any Target Company, except in each case where the charge, indictment arrest or conviction, individually or in the aggregate, has not had and would not reasonably be expected to be material to the Target Companies, taken as a whole, or otherwise limit the ability of the Company to perform on a timely basis its obligations under this Agreement or the Ancillary Documents to which it is or is required to be a party or otherwise bound.

7.12 Material Contracts.

(a) Section 7.12(a) of the Company Disclosure Schedules sets forth a true, correct and complete list of, and the Company has made available to SPAC (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets, are bound (each Contract required to be set forth on Section 7.12(a) of the Company Disclosure Schedules, a “Company Material Contract”) that:

(i) contains covenants that limit the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or first offer or most-favored pricing clauses (in each case other than pursuant to confidentiality arrangements entered into in the ordinary course of business) or (B) to purchase or acquire an interest in any other Person;

(ii) relates to the formation, creation, operation, management or control of any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement;

(iii) evidences Indebtedness of the type referred to in clauses (a) through (e) of the definition thereof of any Target Company having an outstanding principal amount in excess of $500,000;

(iv) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices other than those entered into in the ordinary course of business of the Target Companies on behalf of a customers or any ordinary course transactions that are settled on a daily basis;

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or shares or other equity interests of any Target Company or another Person in each case with an aggregate value in excess of $1,000,000;

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(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(vii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or set of related Contracts of at least $500,000 per year or $5,000,000 over the life of such Contracts (excluding any Company Benefit Plans);

(viii) pursuant to which any Target Company has been granted from a third party any material license, right, immunity or authorization to use or otherwise exploit any material Intellectual Property, excluding (A) Incidental Licenses, and (B) licenses for “shrink wrap”, “click wrap”, and “off the shelf” software, and (C) licenses for uncustomized software that is commercially available to the public generally with one-time or annual license, maintenance, support and other fees of greater than $100,000;

(ix) pursuant to which any Target Company has (A) acquired from any third party any ownership right to any material Intellectual Property, excluding Contributor Agreements, or (B) transferred to any third party any ownership right to any material Intellectual Property;

(x) pursuant to which any Target Company has granted to any third party any material license, right, immunity or authorization to use or otherwise exploit any Company Owned IP, excluding Incidental Licenses;

(xi) obligates the Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $250,000 other than indemnities or warranties provided in the ordinary course in connection with sales of the Company’s products;

(xii) each employment, severance, retention, change in control or other Contract (excluding customary form offer letters and other standard form agreements entered into in the ordinary course of business) with any employee or other individual independent contractor of the Company or any Target Company who receives annual base cash salary of $250,000 or more;

(xiii) is a labor agreement, collective bargaining agreement, or other labor-related agreement or arrangement with any labor union, labor organization, works council or other employee-representative body;

(xiv) other than under its Organizational Documents, is between any (A) Target Company and (B) any Company Shareholder or any directors, officers or employees of a Target Company (other than any agreement described in Section 7.12(a)(xii) or any other at-will employment, assignment of Intellectual Property or confidentiality arrangements entered into in the ordinary course of business) or any of their respective Affiliates or other Related Person, including all indemnification agreements;

(xv) obligates the Target Companies to make any capital commitment or expenditure in excess of $1,000,000 (including pursuant to any joint venture);

(xvi) relates to a settlement of any Action requiring payments in excess of $200,000 or under which any Target Company has outstanding obligations (other than customary confidentiality or non-disparagement obligations);

(xvii) provides another Person (other than another Target Company or any manager, director or officer of any Target Company) with a power of attorney;

(xviii) is with a Material Customer or Material Supplier; or

(xix) that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form F-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant.

(b) Except where the failure, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company, with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each

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case, as such enforcement may be limited by the Enforceability Exceptions), (ii) the consummation of the Transactions will not affect the validity or enforceability of any Company Material Contract, (iii) no Target Company is in breach or default, and to the Company’s Knowledge, no event has occurred that with the passage of time or giving of notice or both would constitute a breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract, (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by any Target Company, under such Company Material Contract, (v) no Target Company has received or served written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect the Target Companies and (vi) no Target Company has waived any rights under any such Company Material Contract.

7.13 Intellectual Property.

(a) Section 7.13(a) of the Company Disclosure Schedules sets forth a list of all registered, issued, and applied-for Intellectual Property owned by a Target Company (“Company Registered IP”), specifying as to each item, as applicable: (i) its title, (ii) its owner, (iii) the jurisdictions in which the item is issued, registered or applied-for, (iv) the issuance, registration or application numbers and dates of registration, issuance or application, and (v) for Internet domain-name registrations, the domain name, expiry date and registrar. All Company Registered IP is subsisting and all registered or issued Company Registered IP is valid and, to the Knowledge of the Company, enforceable except where the failure to be would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole. No Target Company is subject to any outstanding Order that would restrict its use or ownership of any Intellectual Property or would impair the validity or enforceability of any Company Owned IP, and no Action is pending or, to the Knowledge of the Company, threatened, against a Target Company that challenges the validity, enforceability or ownership of any Company Registered IP.

(b) At least one of the Target Companies (i) exclusively own all material Company Owned IP, free and clear of all Liens (other than Permitted Liens) and (ii) has the right to use all other Intellectual Property that is material to the conduct of the business of the Target Companies as currently conducted. The execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is or is required to be a party, the consummation by any Target Company of the Transactions, and the compliance by any Target Company with any of the provisions hereof and thereof, will not result in the material loss, termination or impairment of any rights of the Target Companies in any material Intellectual Property.

(c) No Target Company is currently Infringing, or has, in the past three (3) years, Infringed any Intellectual Property of any other Person in any material respect. To the Knowledge of the Company, no third party is Infringing any material Company Owned IP. Since January 1, 2023, no Target Company has received any written or, to the Knowledge of the Company, oral, notice or claim, asserting that any Target Company has Infringed the Intellectual Property of any other Person in any material respect.

(d) All Contributors who have contributed to the development of material Intellectual Property for any Target Company have executed a Contributor Agreement. To the Knowledge of the Company, no Contributor has claimed any ownership interest in any material Intellectual Property purported to be owned by a Target Company. Each Target Company has taken commercially reasonable measures to protect and maintain the confidentiality of all Trade Secrets included in the Company Owned IP. No such Trade Secret has been disclosed (or authorized or threatened to be disclosed) to any Person (including any past or present employee, officer, advisor, consultant, independent contractor or other third party) other than pursuant to the terms of a valid, written confidentiality agreement with such Person that is sufficient to protect the confidentiality thereof and is in full force and effect, not breached, and legally enforceable by a Target Company. No Governmental Authority or educational or research institution owns or otherwise holds, or has the right to obtain, any rights to any material Company Owned IP.

(e) The IT Systems (i) operate in all material respects in accordance with their documentation and functional specifications and have not malfunctioned or failed in the last two (2) years in a manner that has had a material impact on the operations of any Target Company, and (ii) are sufficient in all material respects to permit the Target Companies to conduct their business as currently conducted. The Company has taken commercially reasonable actions designed to protect the confidentiality, integrity and security of the IT Systems against unauthorized use, access, interruption, modification and corruption. Since January 1, 2023, to the Knowledge of the Company, there has

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been no material unauthorized access to the IT Systems that has resulted in any material unauthorized use, access, misappropriation, deletion, corruption, or encryption of any material information or data stored therein. The Company has implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the IT Systems, except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole.

7.14 Taxes and Returns.

(a) Each Target Company has timely filed, or caused to be timely filed, all material Tax Returns required by applicable Tax Law to be filed by it, which such Tax Returns are true, accurate, correct and complete in all material respects. Each Target Company has timely paid, or caused to be timely paid, all material Taxes required by applicable Tax Law to be paid by it, other than such Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the Company Financial Statements in accordance with IFRS.

(b) Each Target Company has complied in all material respects with all applicable Tax Laws relating to withholding and remittance of Taxes, and all material amounts of Taxes required by applicable Tax Laws to be withheld by a Target Company have been withheld and timely paid over to the appropriate Governmental Authority, including with respect to any amounts owing to or from any employee, independent contractor, shareholder, creditor, or other Person.

(c) There are no material claims, assessments, audits, examinations, investigations or other Actions pending, in progress or threatened in writing against any Target Company, in respect of Taxes, and no Target Company has been notified in writing of any material proposed Tax claims or assessments against any Target Company by a Governmental Authority.

(d) There are no material Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens. No Target Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding written requests by any Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes (other than customary extensions requested in the ordinary course of business). No written claim has been made by any Governmental Authority with respect to a jurisdiction in which a Target Company does not file a Tax Return that such Target Company is or may be subject to Tax in that jurisdiction that would be the subject of or covered by such Tax Return, which claim remains outstanding.

(e) No Target Company has a permanent establishment, branch or representative office in any country other than the country of its organization, and no Target Company is or has been treated for any Tax purpose as a resident in a country other than the country of its incorporation or formation, as applicable.

(f) No Target Company is or has ever been a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes (other than a group the common parent of which is or was the Company or of which the Target Companies were or are the only members). No Target Company has any Liability for the Taxes of another Person (other than a Target Company) under Treasury Regulation Section 1.1502-6 (or similar provision of state, local or non-U.S. Law), as a transferee or successor, or by Contract (other than, in each case, Liabilities for Taxes pursuant to customary commercial Contracts not primarily related to Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract with respect to Taxes (other than customary commercial Contracts not primarily related to Taxes).

(g) No Target Company is the subject of any private letter ruling, technical advice memorandum, closing agreement, settlement agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to Taxes, nor is there any written request by a Target Company outstanding for any such ruling, memorandum or agreement.

(h) Each Target Company has complied in all material respects with all applicable requirements concerning Value Added Tax.

(i) No Target Company incorporated or organized in a jurisdiction outside of the United States (i) is treated as a “domestic corporation” (as such term is defined in Section 7701 of the Code) for U.S. federal income tax purposes, (ii) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or (iii) is treated as a “domestic corporation” under Section 7874(b) of the Code.

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(j) Air Water US is the only Target Company that is incorporated or organized in the United States. Air Water US is not, and has never been, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(k) No Target Company has distributed stock of another Person, or has had its shares distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(l) No Target Company has been a party to a transaction that is a “listed transaction” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2) (or any analogous or similar provision under any U.S. state or local or foreign Tax Law addressing tax avoidance transactions).

(m) No Target Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) beginning after the Closing Date as a result of any (i) installment sale or open transaction disposition made by any Target Company prior to the Closing, (ii) change in any method of accounting of any Target Company for any taxable period (or portion thereof) ending on or prior to the Closing Date made or required to be made prior to the Closing, (iii) any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any state, local or foreign Tax Law) executed by any Target Company prior to the Closing, or (iv) any prepaid amount or deferred revenue received or accrued prior to the Closing outside the ordinary course of business.

(n) No Target Company has taken, or agreed to take, any action that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for the Intended Tax Treatment. To the Knowledge of each Target Company, there are no facts or circumstances that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for the Intended Tax Treatment. No Target Company is aware of any current plan or intention to cause PubCo to be liquidated following the Second Merger.

(o) Neither the execution, nor the performance of any obligations under this Agreement, nor completion of this Agreement, will result in a material charge to Tax to arise on a Target Company or in any claw back of any material Tax relief previously given to a Target Company.

(p) All documents necessary to provide the title of each Target Company to its material assets or bring any material course of action in any court or tribunal have been properly stamped to the extent stamping is required by applicable Law in order to provide title to such assets or bring such course of action.

(q) None of the directors, officers, employees or former or proposed directors, officers or employees of the Target Companies has received any securities, interests in securities or securities options as defined in Part 7 of Income Tax (Earnings and Pensions) Act 2003 (“ITEPA”).

(r) All directors, officers or employees or former or proposed directors, officers or employees of the Target Companies who have received any securities or interests in securities falling within Chapter 2 of Part 7 of ITEPA have entered into elections jointly with the relevant Target Company under section 431 of ITEPA (or the equivalent election in any other jurisdiction).

(s) No Target Company is, nor has it been, party to any material transaction or arrangement under which it has been required by an applicable Governmental Authority to (i) compute its profits or losses for Tax purposes as if arm’s length terms had been made or imposed instead of the actual terms, or (ii) make any material adjustment for Tax purposes to the terms on which the transaction or arrangement took place, in each case, under applicable Tax Laws relating to transfer pricing.

(t) No employee benefit trust or other employee trust has been established for the benefit of any employee or former employee of any Target Company, and no employee benefit trust or other third party has: (i) made any payment or loan to, (ii) made available or transferred assets to, or (iii) earmarked any assets (howsoever informally) for the benefit of any employee or former employee (or associate of any such employee or former employee) of any Target Company such as would fall within Part 7A ITEPA.

(u) Except for Air Water US, no Target Company has ever filed an election pursuant to Treasury Regulations Section 301.7701-3. Air Water US has filed an election to be treated as a corporation for U.S. federal income tax purposes pursuant to Treasury Regulations Section 301.7701-3, effective as of the date of its formation.

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(v) The Pre-Signing Reorganization qualified as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and none of the Target Companies was subject to any withholding or other Tax in connection with, or with respect to, the Pre-Signing Reorganization (the “Pre-Signing Reorganization Intended Tax Treatment”). Since the consummation of the Pre-Signing Reorganization, none of the cash or other assets of the Company or Air Water UK has been transferred to any other Target Company, except pursuant to an arm’s length loan.

7.15 Real Property. Section 7.15 of the Company Disclosure Schedules contains a complete and accurate list of all premises currently leased or subleased by a Target Company for the operation of the business of a Target Company, and of all current leases, lease guarantees, agreements and documents related thereto as of the date of this Agreement, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”). The Company has provided to SPAC a true and complete copy of each of the Company Real Property Leases. The Company Real Property Leases are valid, binding and enforceable against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, in accordance with their terms and are in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions). To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a material default on the part of a Target Company or any other party under any of the Company Real Property Leases, and no Target Company has received notice of any such condition. No Target Company owns any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).

7.16 Personal Property. All items of Personal Property with a book value or fair market value of greater than $100,000 are in good operating condition and repair in all material respects (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the Target Companies. Each Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, and with respect to assets owned by Target Companies, free and clear of all Liens other than Permitted Liens.

7.17 Employee Matters.

(a) (i) As of the date of this Agreement, no Target Company is a party to, or bound by, any labor agreement, collective bargaining agreement or other labor-related Contract, agreement or arrangement with any labor union, labor organization, works council, group of employees or other representative of any of the employees of any Target Company (a “Company Collective Bargaining Agreement”) and (ii) no employees of any Target Company are represented by any labor union, labor organization or works council with respect to their employment with any Target Company.

(b) The Company has no Knowledge of (i) any activities or proceedings of any labor union or other party to organize or represent any employees of any Target Company and (ii) any pending or threatened demand by any labor union, labor organization, works council, or group of employees of any Target Company for recognition or certification as a representative of employees of any Target Company in such capacities. Since January 1, 2022, there has not occurred or, to the Knowledge of the Company, been threatened any material strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any employees of any Target Company in connection with the business of any Target Company.

(c) No Target Company has any legal or contractual obligation to provide notice to, or to enter into any consultation procedure with, any labor union, labor organization or works council, which is representing any employee of any Target Company, in connection with the consummation of the Transactions.

(d) Except as would not reasonably be expected to be material to any Target Company, to the Knowledge of the Company, each Target Company is and, since January 1, 2022, has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to classification, discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against a Target Company. There are no material Actions pending or, to the Knowledge of the Company, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law.

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(e) No Target Company is party to a settlement agreement with a current or former officer of any Target Company that involves allegations relating to sexual harassment. To the Knowledge of the Company, since January 1, 2022, no written allegations of sexual harassment or other discrimination have been made against any officer of a Target Company.

(f) To the Knowledge of the Company, no employee of any Target Company is in any material respect in violation of any term of any employment agreement, non-disclosure agreement, non-competition agreement, restrictive covenant or other similar obligation: (i) to any Target Company or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by any Target Company or (B) to the knowledge or use of trade secrets or proprietary information.

(g) As of the date hereof, no current executive officer of the Company or a Target Company has, to the Knowledge of the Company, provided the Company or any Target Company written notice of his or her plan to terminate his or her employment with the Company or any Target Company.

(h) Since January 1, 2022, except as would not reasonably be expected to be material to any Target Company, the Target Companies have not engaged in any layoffs, furloughs or group employment terminations (excluding terminations for cause), whether temporary or permanent.

7.18 Benefit Plans.

(a) Set forth on Section 7.18(a) of the Company Disclosure Schedules is an accurate and complete list, as of the date hereof, of each material Benefit Plan of the Target Companies (each, a “Company Benefit Plan”). No Target Company maintains, sponsors, contributes to, has any obligation to contribute to, or has any Liability on account of an ERISA Affiliate under or with respect to: (1) any “multiemployer plan” as defined under Section 3(37) of ERISA, (2) any plan or arrangement subject to Code Sections 412 or 4971, ERISA Section 302 or Title IV of ERISA or similar non-U.S. Laws or (3) a plan that has two or more contributing sponsors at least two of whom are not under common control within the meaning of ERISA Section 4063.

(b) With respect to each material Company Benefit Plan, the Company has made available to SPAC accurate and complete copies of the current plan documents and all material non-routine communications in the past three (3) years with any Governmental Authority concerning any matter that is still pending or for which a Target Company has any outstanding material Liability.

(c) With respect to each material Company Benefit Plan: (i) such material Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms and the requirements of all applicable Laws, and has been maintained, where required, in good standing in all material respects with applicable regulatory authorities and Governmental Authorities, (ii) no breach of fiduciary duty that would result in material Liability to any Target Company has occurred, (iii) no Action that would result in a material Liability to the Target Companies is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); and (iv) all material contributions, premiums and other payments (including any special contribution, interest or penalty) required to be made with respect to such material Company Benefit Plan have been timely made or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the applicable Target Company. All non-U.S. Company Benefit Plans that are required by the applicable Law to be funded or book-reserved are funded or book-reserved, as appropriate, in all material respects in accordance with such applicable Law. No Target Company has incurred any material obligation in connection with the termination of, or withdrawal from, any Company Benefit Plan.

(d) Each Company Benefit Plan that is intended to meet the requirements of a “qualified plan” under Code Section 401(a) has received a current favorable determination or opinion or advisory letter from the Internal Revenue Service or is the subject of a current favorable determination or opinion or advisory letter issued by the Internal Revenue Service with respect to such Company Benefit Plan, and, to the Knowledge of the Company, nothing has occurred since the date of such determination, opinion or advisory letter that would be reasonably likely to adversely affect the qualified status of any such Company Benefit Plan. Each material Company Benefit Plan intended to qualify for special tax status in a jurisdiction outside of the United States is registered as such to the extent required by applicable Law and has been documented and operated in all material respects in compliance with all requirements of such special tax status.

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(e) The consummation of the Transactions will not: (i) entitle any individual to material severance pay, unemployment compensation or other material benefits or compensation whether under a Company Benefit Plan or under applicable Law or otherwise; (ii) accelerate the time of payment, vesting or funding, or increase the amount of any material compensation or benefits, in respect of, any director, employee or independent contractor of a Target Company or (iii) cause an amount to be received by any director, employee or independent contractor of a Target Company under any Company Benefit Plan or otherwise to fail to be deductible by reason of Code Section 280G or be subject to an excise Tax under Code Section 4999. No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Code Sections 409A or 4999.

7.19 Environmental Matters.

(a) Each Target Company is, and since January 1, 2022 has been, in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all material Permits required under Environmental Laws for its business and operations (“Environmental Permits”) and no Action is pending or, to the Company’s Knowledge, threatened that would reasonably be expected to result in the revocation, modification, or termination of any such Environmental Permit.

(b) No Target Company is subject to, or has received written notice of an investigation that would lead to, any outstanding Order or Contract with any Governmental Authority in respect of any (i) Environmental Laws, (ii) Remedial Action or (iii) Release of a Hazardous Material, in each case, that has given rise or would reasonably be expected to give rise to any material Liability under Environmental Laws of any Target Company.

(c) No Target Company has assumed, contractually or by operation of Law, any outstanding Liabilities or obligations under any Environmental Laws of any other Person except, in each case, for such Liabilities or obligations that would not reasonably be expected to be material to the Target Companies, taken as a whole.

(d) No Action is pending, or to the Company’s Knowledge, threatened against any Target Company or any assets of a Target Company alleging that a Target Company is in violation in any material respect of any Environmental Law or material Environmental Permit or that a Target Company has any material Liability under any Environmental Law, and to the Company’s Knowledge, no fact, circumstance or condition exists that would reasonably be expected to give rise to any such Action.

(e) (i) No Target Company has manufactured, used, treated, stored, disposed of, arranged for or permitted the transportation or disposal of, generated, handled or released any Hazardous Material, or owned, leased or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or material obligation of any Target Company under applicable Environmental Laws and (ii) to the Company’s Knowledge, no fact, circumstance, or condition exists in respect of any Target Company or any property currently or formerly owned, operated, or leased by any Target Company or any property to which a Target Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a Target Company incurring any material Liability or material obligation of any Target Company under applicable Environmental Laws.

(f) To the Knowledge of the Company, there is not located at any of the properties of a Target Company any (i) underground storage tanks, (ii) asbestos-containing material, (iii) equipment containing polychlorinated biphenyls or (iv) per- and polyfluoroalkyl substances, in each case that could reasonably be expected to result in a Target Company incurring any material Liability or material obligation under applicable Environmental Laws.

(g) The Company has made available to SPAC all material environmental assessments and reports in its, or any of the Target Companies’, possession or control relating to the operations of the Target Companies, or the condition of their respective properties and assets, and their compliance with Environmental Laws and Environmental Permits.

7.20 Transactions with Related Persons. No Company Shareholder nor any officer or director of a Target Company or any of their respective Affiliates, nor any immediate family member of any of the foregoing (each of the foregoing, a “Related Person”) is presently, or since January 1, 2022, has been, a party to any transaction with a Target Company, including any Contract (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Company), (b) providing for the rental of real property or Personal Property from, or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Target Company in the ordinary course of business) any Related Person or any Person in which any Related Person has

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a position as an officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect ownership interest (other than the ownership of securities representing no more than five percent of the outstanding voting power or economic interest of a publicly traded company), in each case, other than any Ancillary Document, the Shareholders Agreement or any Contract pursuant to which a Company Shareholder subscribed for or purchased equity interests in the Company. Except as contemplated by or provided for in any Ancillary Document, the Shareholders Agreement or any Contract pursuant to which a Company Shareholder subscribed for or purchased equity interests in the Company, no Target Company has outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Target Company. Except as contemplated by or provided for in any Ancillary Document, the assets of the Target Companies do not include any material receivable or other material obligation from a Related Person, and the Liabilities of the Target Companies do not include any material payable or other material obligation or commitment to any Related Person.

7.21 Insurance.

(a) Section 7.21(a) of the Company Disclosure Schedules lists all material insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Target Company relating to a Target Company or its business, properties, assets, directors, officers and employees (excluding those constituting or funding Company Benefit Plans), copies of which have been provided to SPAC. Except as would not, individually or in the aggregate, be material to the Target Companies, taken as a whole, all premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. To the Company’s Knowledge and except as would not, individually or in the aggregate, be material to the Target Companies, taken as a whole, each such insurance policy (i) is valid, binding, enforceable and in full force and effect and (ii) will continue to be valid, binding, enforceable, and in full force and effect on identical terms following the Closing (except, in each case, as such enforcement may be limited by the Enforceability Exceptions). No Target Company has any self-insurance or co-insurance programs. Since January 1, 2022, to the Company’s Knowledge, no Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue a material insurance policy or non-renewal of any such policy.

(b) Since January 1, 2022, no Target Company has made any insurance claim in excess of $250,000 and each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies, taken as a whole. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. Since January 1, 2022, no Target Company has made any material claim against an insurance policy as to which the insurer is denying coverage.

7.22 Customers and Suppliers.

(a) Section 7.22(a) of the Company Disclosure Schedules sets forth a list of Contracts with the top five (5) customers of the Company and the other Target Companies based on revenue received by the Company or any Target Company from such customers during the calendar year 2024 (each such customer, a “Material Customer” and each such contract, a “Material Customer Agreement”). As of the date hereof, neither the Company nor any Target Company has received any written notice from any Material Customer that such Material Customer shall not continue as a customer of the Company or that such Material Customer intends to terminate or adversely modify in any material respect any existing Material Customer Agreement with the Company or the Target Companies.

(b) Section 7.22(b) of the Company Disclosure Schedules sets forth a list of the top five (5) suppliers of the Company and the other Target Companies based on expenditures made by the Company and the other Target Companies during the calendar year 2024 (each such supplier, a “Material Supplier” and each Contract pursuant to which the Company or a Target Company paid those amounts to the applicable Material Supplier, excluding any purchase orders, insertion orders or similar purchasing documents, a “Material Supplier Agreement”). As of the date hereof, neither the Company nor any other Target Company has received any written notice from any Material Supplier that such supplier shall not continue as a supplier to the Company or that such supplier intends to terminate or adversely modify in any material respect any existing Material Supplier Agreements with the Company or the other Target Companies.

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7.23 Data Protection and Cybersecurity.

(a) For the purposes of this Section 7.23, the terms “personal data breach” and “processing” (and its cognates) shall have the meaning given to them under applicable Data Protection Laws.

(b) Each Target Company (i) has implemented and maintains commercially reasonable technical and organizational measures designed to protect IT Systems and Personal Data relating to the business of the Target Company against personal data breaches and cybersecurity incidents, (ii) complies in all material respects with all contractual obligations to which it is bound relating to the privacy, security, processing, transfer and confidentiality of Personal Data, except to the extent any non-compliance, either individually or in the aggregate, would not reasonably be expected to be material to the Target Companies, and (iii) has suffered no material incidents negatively affecting the integrity, or availability of its IT Systems, or the data thereon.

(c) Except as would not, individually or in the aggregate, be material to the Target Companies, taken as a whole, since January 1, 2022, no Target Company has (i) been subject to any actual, pending or, to the Knowledge of the Company, threatened in writing investigations, notices or requests from any Governmental Authority in relation to their data processing or cybersecurity activities, or (ii) received any actual, pending or, to the Knowledge of the Company, threatened claims from individuals alleging any breach of Data Protection Laws.

7.24 Certain Business Practices.

(a) For the past five (5) years, each Target Company has been in compliance with the FCPA and all other applicable anti-corruption and anti-bribery Laws, in all material respects. No Target Company is subject to any Action by any Governmental Authority involving any actual or, to the Knowledge of the Company, suspected violation of any applicable anti-corruption Law.

(b) For the past five (5) years, no Target Company nor any of its directors, officers or, to the Knowledge of each Target Company, employees or Representatives, when acting on behalf of a Target Company, has used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity.

(c) No Target Company or any of their respective directors, officers or employees or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently, or has been since April 24, 2019, a Sanctioned Person, or is subject to debarment or any list-based designations under Customs & Export Control Laws. No Target Company has, directly or, knowingly, indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Company Subsidiary, joint venture partner or other Person, (i) to fund any activities or business of or with any Person that, at the time of such funding, is the subject of Sanctions, or in any country or territory, that, at the time of such funding, is a Sanctioned Jurisdiction or (ii) in any other manner that would reasonably be expected to result in a violation of Sanctions or Customs & Export Control Laws by any Person. No Target Company or any of their respective directors, officers employees or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company has, since April 24, 2019, engaged in (A) dealings with a Sanctioned Person or involving a Sanctioned Jurisdiction in a manner that would violate applicable Sanctions, (B) dealings that could reasonably be expected to result in the Target Company becoming a Sanctioned Person, or (C) conduct, activity, or practice that would constitute a violation or apparent violation of any applicable Sanctions or Customs & Export Control Laws. The Target Company has (1) where required by Law, secured and maintained all necessary permits, registrations, agreements or other authorizations, including amendments thereof pursuant to Sanctions and Customs & Export Control Laws and (2) not been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Authority or other legal proceedings with respect to any actual or alleged violations of applicable Sanctions or Customs & Export Control Laws, and has not been notified of any such pending or threatened actions. The Target Company and its directors, officers and employees, and, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company, are, and have been since April 24, 2019, in compliance with Sanctions and Customs & Export Control Laws.

7.25 Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company”, in each case within the meaning of the Investment Company Act.

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7.26 Finders and Brokers. Other than as set forth on Schedule 7.26 of the Company Disclosure Schedules, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from SPAC, PubCo, the Target Companies or any of their respective Affiliates in connection with the Transactions based upon arrangements made by or on behalf of any Target Company.

7.27 Information Supplied. None of the information supplied or to be supplied by the Company in writing expressly for inclusion or incorporation by reference prior to Closing: (a) in any current report on Form 6-K or Form 8-K or report on Form 20-F, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions, (b) in the Registration Statement or (c) in the mailings or other distributions to SPAC Shareholders and prospective investors (including any actual or prospective PIPE Investors) with respect to the consummation of the Transactions or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to (i) any information supplied by or on behalf of SPAC, PubCo or any of its respective Affiliates specifically for inclusion in the Registration Statement, Proxy Statement or any of the other documents identified in clauses (a) through (c) above and (ii) any forward-looking statements supplied or to be supplied by or on behalf of the Company in writing expressly for inclusion or incorporation by reference prior to Closing in the Registration Statement or the Proxy Statement.

7.28 Company Acknowledgment. The Company acknowledges and agrees that the representations and warranties expressly set forth in (i) Article IV (as qualified by the SPAC Disclosure Schedules) (ii) the certificate delivered pursuant to Section 10.2(c) and (iii) any Ancillary Document, constitute the sole and exclusive representations and warranties of SPAC, respectively, to the Company in connection with or relating to SPAC, this Agreement, any Ancillary Document or the Transactions, and no other representations or warranties, oral or written, have been given by or on behalf of SPAC. Except for the representations and warranties expressly set forth in Article IV (as qualified by the SPAC Disclosure Schedules), the certificate delivered pursuant to Section 10.2(c) or in any Ancillary Document the Company (A) acknowledges that it is transacting with SPAC and PubCo on an “as is” condition and on a “where is” basis and (B) disclaims reliance on, and confirms and acknowledges that it has not relied on and should not rely on and will not rely on, any other representations or warranties, either express or implied, at law or in equity, including representations of merchantability, suitability or fitness for any particular purpose, or other statements, whether written or oral, made by or on behalf of any person (including SPAC or any Affiliate or Representative of SPAC) in respect of the business, assets, liabilities, operations, prospects or condition (financial or otherwise) of SPAC including with respect to the accuracy or completeness of any confidential information memoranda, documents, projections or other prediction or forward-looking statements, material, or other information (financial or otherwise) regarding SPAC furnished to the Company or any of its Representatives in any “data rooms”, “virtual data rooms”, management presentations, or in any other form or in expectation of, or in connection with, the Transactions, or in respect of any other matter or thing whatsoever or on any person providing or not providing any information not specifically required to be provided or disclosed pursuant to the specific representations and warranties in Article IV, in the certificate delivered pursuant to Section 10.2(c) or any Ancillary Document.

7.29 Dormant Entity. Eshara Water Asia SDN. BHD is a wholly-owned subsidiary of Air Water Units Trading Ltd. and does not (a) have or hold any assets of any kind or nature, (b) have any liabilities, obligations or Indebtedness of any kind, or (c) have any operations or employees.

Article VIII
COVENANTS

8.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 11.1 or the Closing (the “Interim Period”), subject to Section 8.17, to the extent permitted by applicable Law and solely for the purpose of facilitating the consummation of the Transactions, each of the Company and PubCo shall give, and shall cause its Representatives to give, SPAC and its Representatives, at reasonable times during normal business hours and at reasonable intervals and upon reasonable advance notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, books and records, financial and operating data and other similar information (including Tax Returns, internal working

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papers, client files, client Contracts and director service agreements), of or pertaining to the Target Companies or PubCo, as SPAC or its Representatives may reasonably request regarding the Target Companies or PubCo and their respective businesses, assets, Liabilities, Tax affairs, financial condition, operations, management, employees and other aspects and cause each of the Representatives of the Company to reasonably cooperate with SPAC and its Representatives in their investigation; provided, however, that SPAC and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies or PubCo. SPAC hereby agrees that, during the Interim Period, it shall not contact any employee (other than executive officers), customer, supplier, distributor or other material business relation of any Target Company regarding any Target Company, its business or the Transactions without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, the Company shall not be required to provide access to any information (i) that is personally identifiable information of a third party which is prohibited from being disclosed pursuant to the terms of a written confidentiality agreement with a third party, (ii) the disclosure of which would violate any Law, (iii) the disclosure of which would jeopardize the protection of attorney-client, attorney work product or other legal privilege or (iv) that is directly related to the negotiation and execution of the Transactions (or any transactions that are or were alternatives to the Transactions).

(b) During the Interim Period, subject to Section 8.17, to the extent permitted by applicable Law and solely for the purpose of facilitating the consummation of the Transactions, SPAC shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and at reasonable intervals and upon reasonable advance notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, books and records, financial and operating data and other similar information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to SPAC, as the Company or its Representatives may reasonably request regarding SPAC and its business, assets, Liabilities, Tax affairs financial condition, operations, management, employees and other aspects and cause each of the Representatives of SPAC to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of SPAC. Notwithstanding the foregoing, SPAC shall not be required to provide access to any information (i) that is personally identifiable information of a third party which is prohibited from being disclosed pursuant to the terms of a written confidentiality agreement with a third party, (ii) the disclosure of which would violate any Law, (iii) the disclosure of which would jeopardize the protection of attorney-client, attorney work product or other legal privilege or (iv) that is directly related to the negotiation and execution of the Transactions (or any transactions that are or were alternatives to the Transactions).

(c) During the Interim Period, each of the Company and SPAC shall, and shall cause their respective Representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the Parties mutually agree to seek in connection with the transactions contemplated by this Agreement (including, in connection with the PIPE Investment), including, (i) by providing such information and assistance as the other Party may reasonably request, (ii) granting such access to the other Party and its Representatives as may be reasonably necessary to facilitate due diligence by any investor, and (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact between senior management and other Representatives of the Company at reasonable times and locations). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, SPAC or their respective Representatives.

(d) All information provided pursuant to this Section 8.1 shall be subject to the Confidentiality Agreement dated May 14, 2025 by and between SPAC and the Company (as amended from time to time, the “Confidentiality Agreement”).

8.2 Conduct of Business of the Company during the Interim Period.

(a) Unless SPAC shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period and subject to Section 8.5, except as contemplated by the terms of this Agreement or any Ancillary Document, as set forth on Section 8.2(a) of the Company Disclosure Schedules, or as required by applicable Law, the Company shall use its commercially reasonable efforts to, and shall cause the other Target Companies to use their respective commercially reasonable efforts to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practices and (ii) preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers,

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directors, officers, employees and consultants, preserve the possession, control and condition of their respective material assets, and preserve intact its relationships with all material customers and suppliers, in each case consistent with past practice; provided that no action or inaction by the Company with respect to matters specifically addressed by clauses (b)(i) through (xxiii) below shall be deemed a breach of the foregoing unless such action or inaction would constitute a breach of such specific provision of (b)(i) through (xxiii) below.

(b) Without limiting the generality of Section 8.2(a) and except as contemplated by the terms of this Agreement or any Ancillary Document, or as set forth on Section 8.2(b) of the Company Disclosure Schedules, or as required by applicable Law, during the Interim Period and subject to Section 8.5, without the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause the other Target Companies not to:

(i) amend, waive or otherwise change, the Organizational Documents of any of the Company or the Target Companies;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third party with respect to such securities;

(iii) split, combine, recapitalize, subdivide, reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) (A) incur, create, assume or otherwise become liable for any Indebtedness of the type referred to in clause (a) of the definition thereof (directly, contingently or otherwise) in excess of $7,500,000 in the aggregate, (B) make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or (C) guarantee or endorse any Indebtedness of the type referred to in clause (A) in excess of $1,000,000 individually or $2,000,000 in the aggregate, in each case, except for (x) any such transactions among Target Companies and (y) hedging or over-the-counter derivatives transactions in the ordinary course of business;

(v) except as required pursuant to any Company Benefit Plan, Company Collective Bargaining Agreement or Law or other written agreement, (A) materially increase the wages, salaries or compensation of its employees other than in the ordinary course of business (B) make or commit to make any bonus payment (whether in cash, property or securities) to any employee other than in the ordinary course of business, (C) grant any severance, change in control or termination or similar pay, other than in the ordinary course of business or as required by applicable Law, (D) establish any trust or take any other action to secure the payment of any compensation payable by the Company, (E) materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any material Company Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee other than in connection with the Transactions or, except with respect to a director, officer or manager, in the ordinary course of business, (F) hire any employee with an annual base salary greater than or equal to $200,000 or engage any person as an independent contractor with annual payments greater than or equal to $200,000, in each case other than in the ordinary course of business or (G) terminate the employment of any employee with an annual base salary greater than or equal to $200,000 or due to death or disability other than for cause or in the ordinary course of business;

(vi) waive any restrictive covenant obligations of any employee or individual independent contractor of any Target Company;

(vii) unless required by applicable Law, a Company Benefit Plan or a Company Collective Bargaining Agreement, (A) modify, extend or enter into any Company Collective Bargaining Agreement, or (B) recognize or certify any labor union, labor organization, works council or other employee-representative body as the bargaining representative for any employees of the Target Companies;

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(viii) (A) make, change or rescind any material election in respect of Taxes, (B) settle any material Action in respect of Taxes, (C) make any material change to its methods of Tax accounting, (D) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension resulting from an extension to file any Tax Return obtained in the ordinary course of business), (E) enter into a Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar Contract (other than customary commercial Contracts not primarily related to Taxes), (F) file any amended material Tax Return, (G) enter into any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any state, local or non-U.S. Tax Law) pertaining to Taxes with any Governmental Authority or (H) change its jurisdiction of tax residence or establish a permanent establishment or other taxable presence in any jurisdiction outside its jurisdiction of incorporation or organization, as applicable;

(ix) (A) other than in the ordinary course of business or between Target Companies, (1) sell, assign, transfer or license any Company Owned IP to any Person, other than Incidental Licenses, or (2) abandon, permit to lapse, or otherwise dispose of any material Company Registered IP, or (B) disclose any material Trade Secrets owned or held by any Target Company to any Person who has not entered into a written confidentiality agreement or is not otherwise subject to enforceable confidentiality obligations;

(x) (A) modify or amend in a manner that is materially adverse to the applicable Target Company, or terminate, any Company Material Contract; (B) waive, delay the exercise of, release or assign any material rights or claims under any Company Material Contract or (C) enter into any Contract that would be the type of Material Contract set forth in Sections 7.12(a)(iii), (iv), (v), (vi), (ix), (xiii), (xvi) and (xvii) if entered into prior to the date hereof outside of the ordinary course of business;

(xi) fail to use commercially reasonable efforts to maintain its books, accounts, and records in all material respects in the ordinary course of business consistent with past practices;

(xii) enter into (A) any new line of business or (B) jurisdiction with respect to its current line of business;

(xiii) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(xiv) waive, release, assign, settle or compromise any claim or Action (including any Action relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, such Party or its Affiliates) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Liabilities or obligations, unless such amount has been reserved in the Company Financial Statements, as applicable;

(xv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any of assets of any such Person in each case, if the aggregate amount of consideration paid or transferred by the Target Companies would exceed $2,000,000 in the aggregate;

(xvi) make any capital expenditures in excess of $5,000,000 (individually for any project (or set of related projects) or $10,000,000 in the aggregate);

(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xviii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of the properties, assets or rights of the Target Companies, taken as a whole, other than in the ordinary course of business;

(xix) enter into any agreement, understanding or arrangement with respect to the voting or transfer of equity securities of any Target Company;

(xx) make any change in accounting methods, principles or practices, except as required by IFRS or the Company’s auditors;

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(xxi) (A) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person or (B) enter into any Contract or arrangement that would have been required to be listed on Section 4.15 of the SPAC Disclosure Schedules if entered into prior to the date hereof (in the case of clauses (A) and (B), other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business);

(xxii) transfer any cash or other assets of the Company or Air Water UK to any other Target Company except pursuant to an arm’s length loan or take any other action or knowingly fail to take any action that would reasonably be expected to prevent or impede the Pre-Signing Reorganization from qualifying for the Pre-Signing Reorganization Intended Tax Treatment; or

(xxiii) authorize or agree to do any of the foregoing actions.

8.3 Conduct of Business of SPAC during the Interim Period.

(a) Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period and subject to Section 8.5, except as contemplated by the terms of this Agreement or any Ancillary Document, or as set forth on Section 8.3(a) of the SPAC Disclosure Schedules, or as required by applicable Law, SPAC shall use its commercially reasonable efforts to (i) conduct its business, in all material respects, in the ordinary course of business consistent with past practices and (ii) preserve intact, in all material respects, its business organization, to keep available the services of its managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of its material assets, in each case consistent with past practice. Notwithstanding anything to the contrary in this Section 8.3, nothing in this Agreement shall prohibit or restrict SPAC from extending one or more times, in accordance with the SPAC Charter and the IPO Prospectus, or by amendment to the SPAC Charter, the deadline by which it must complete its Business Combination (each, an “Extension”).

(b) Without limiting the generality of Section 8.3(a) and except as contemplated by the terms of this Agreement or any Ancillary Document, or as set forth on Section 8.3(b) of the SPAC Disclosure Schedules, or as required by applicable Law, during the Interim Period and subject to Section 8.5, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), SPAC shall not:

(i) amend, waive or otherwise change its Organizational Documents, other than for administrative or de minimis changes;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities (including the SPAC Securities) or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its shares or other equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities (including the SPAC Securities) or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third party with respect to such securities;

(iii) split, combine, recapitalize, subdivide, reclassify any of its shares or other equity interests (including the SPAC Securities) or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities, except for redemptions from the Trust Account that are required in accordance with the IPO Prospectus;

(iv) (A) incur, create, assume or otherwise become liable for any Indebtedness of the type referred to in clause (a) of the definition thereof (directly, contingently or otherwise), (B) make a loan or advance to or investment in any third party, or (C) guarantee or endorse any Indebtedness of the type referred to in clause (A) above of any Person, provided that this Section 8.3(b)(iv) shall not prevent SPAC from borrowing up to $2,000,000 from the Sponsor to finance its ordinary course administrative costs and expenses and other costs, expenses and fees incurred in connection with the consummation of the Transactions, so long as any such loans are made on a non-interest bearing basis in a customary manner between Sponsor and SPAC;

(v) amend, waive or otherwise change the Trust Agreement in any manner;

(vi) terminate, waive or assign any material right under any material agreement (including any SPAC Material Contract) to which it is a party, or enter into any Contract that would be a SPAC Material Contract if entered into prior to the date hereof;

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(vii) establish any Subsidiary or enter into any new line of business;

(viii) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(ix) waive, release, assign, settle or compromise any claim or Action (including any Action relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, SPAC) not in excess of $300,000 (individually or in the aggregate), unless such amount has been reserved in the SPAC Financials;

(x) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any of assets of any such Person in each case, if the aggregate amount of consideration paid or transferred by SPAC would exceed $50,000 in the aggregate;

(xi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Mergers);

(xii) enter into any agreement, understanding or arrangement with respect to the voting or transfer of its equity securities (including the SPAC Securities);

(xiii) (A) make, change or rescind any material election in respect of Taxes, (B) settle any material Action in respect of Taxes, (C) make any material change to its methods of Tax accounting, (D) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension resulting from an extension to file any Tax Return obtained in the ordinary course of business), (E) enter into a Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar Contract (other than customary commercial Contracts not primarily related to Taxes), (F) file any amended material Tax Return, (G) enter into any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any state, local or non-U.S. Tax Law) pertaining to Taxes with any Governmental Authority or (H) change its jurisdiction of tax residence or establish a permanent establishment or other taxable presence in any jurisdiction outside its jurisdiction of incorporation or organization, as applicable;

(xiv) adopt or enter into any Benefit Plan (including granting or establishing any form of compensation or benefits to any current or former employee, officer, director or other individual service provider of SPAC);

(xv) incur any expenses other than in connection with the implementation of the Transactions;

(xvi) (A) appoint any director to the board of directors of SPAC, (B) hire any employee or engage any individual independent contractor or other individual service provider, (C) enter into or amend any Contract or transaction with any current or former employee, officer, director or other individual service provider of SPAC or (D) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than advancement of expenses, in each case, provided in the ordinary course of business); or

(xvii) authorize or agree to do any of the foregoing actions.

8.4 Conduct of Business of PubCo during the Interim Period.

(a) Unless SPAC shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period and subject to Section 8.5, except as contemplated by the terms of this Agreement or any Ancillary Document, or as required by applicable Law, PubCo shall use its commercially reasonable efforts to (i) conduct its business, in all material respects, in the ordinary course of business consistent with past practices and (ii) preserve intact, in all material respects, its business organization, to keep available the services of its managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of its material assets, in each case consistent with past practice.

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(b) Without limiting the generality of Section 8.4(a) and except as contemplated by the terms of this Agreement or any Ancillary Document, or as required by applicable Law, during the Interim Period and subject to Section 8.5, without the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed), PubCo shall not:

(i) amend, waive or otherwise change, its Organizational Documents, other than for administrative or de minimis changes;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third party with respect to such securities;

(iii) split, combine, recapitalize, subdivide, reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) (A) incur, create, assume or otherwise become liable for any Indebtedness of the type referred to in clause (a) of the definition thereof (directly, contingently or otherwise), (B) make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or (C) guarantee or endorse any Indebtedness of the type referred to in clause (A), in each case, except for any such transactions with the Target Companies;

(v) establish any Subsidiary or enter into any new line of business;

(vi) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets in each case;

(vii) make any capital expenditures;

(viii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(ix) enter into any agreement, understanding or arrangement with respect to its voting or transfer of equity securities;

(x) take any action or knowingly fail to take any action that would reasonably be expected to cause any representation in Section 6.5, Section 6.6, Section 6.10 or Section 6.11 not to be true, correct and complete in all respects as of immediately prior to the First Merger Effective Time; or

(xi) authorize or agree to do any of the foregoing actions.

8.5 Interim Period Control. Nothing contained in this Agreement shall give to any Party, directly or indirectly, the right to control SPAC, PubCo, the Company or any other Target Company or their respective Subsidiaries prior to the Closing Date. Prior to the Closing Date, each of SPAC, PubCo, the Company and each other Target Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

8.6 Preparation and Delivery of Additional Company Financial Statements.

(a) The Company shall use commercially reasonable efforts to deliver, by no later than October 31, 2025, true and complete copies of audited consolidated balance sheets and statements of operations, comprehensive income, stockholders’ equity and cash flows of the Target Companies as of and for the years ended December 31, 2023 and December 31, 2024, each audited in accordance with the auditing standards of the PCAOB and which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (collectively, the “PCAOB Financial Statements”).

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(b) The Company shall use commercially reasonable efforts to deliver, by no later than October 31, 2025, unaudited reviewed consolidated balance sheets and statements of operations, comprehensive income, stockholders’ equity and cash flows of the Target Companies as of and for the six-month periods ending June 30, 2025 and 2024, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (the “Interim Financial Statements”) and as soon as reasonably practicable, the Company shall deliver to SPAC any other audited or unaudited financial statements of the Target Companies that are required by applicable law to be included in the Registration Statement.

8.7 SPAC Public Filings. During the Interim Period, SPAC will keep current and timely file all of its public filings with the SEC (after giving effect to all applicable extension periods) and otherwise comply in all material respects with applicable securities Laws and shall use commercially reasonable efforts to ensure that SPAC remains listed as a public company on, and for the SPAC Securities to remain listed on, Nasdaq. Prior to the Closing Date, SPAC shall cooperate with the other parties and use reasonable best efforts to take such actions as are reasonably necessary or advisable to cause the SPAC Securities to be delisted from Nasdaq and deregistered under the Exchange Act with such delisting and deregistration effective as soon as practicable following the Closing.

8.8 Stock Exchange Listing. Each of SPAC, the Company and PubCo will use its commercially reasonable efforts to cause (a) PubCo’s initial listing application(s) with Nasdaq in connection with the Transactions to have been approved, (b) PubCo to satisfy all applicable initial listing requirements of Nasdaq and (c) the PubCo Ordinary Shares issuable in accordance with this Agreement to be approved for listing on Nasdaq, subject to official notice of issuance, in each case prior to the Closing Date.

8.9 Exclusivity.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal (whether written or oral), from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and the other Target Companies, a transaction (other than the transactions contemplated by this Agreement) concerning the sale (whether directly or indirectly) of (x) all or any part of the business or assets (other than the sale of goods or services in the ordinary course of business consistent with past practice or other immaterial sales of assets) of the Target Companies on a consolidated basis, (y) any of the issued and outstanding shares or other equity interests or profits of the Company, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise, or (z) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the sale or disposition of any of the Target Companies, and (B) with respect to SPAC, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination for SPAC.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the Transactions, each Party shall not, and shall cause its Representatives not to, without the prior written consent of the Company or SPAC, as applicable, directly or indirectly, (i) solicit, initiate or knowingly facilitate or assist the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates (or, with respect to the Company, the other Target Companies) or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement in furtherance of any Acquisition Proposal, (vi) release any third party from, or waive any provision of, any confidentiality agreement to which such Party is a party, (vii) otherwise knowingly encourage or facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to consummate an Alternative Transaction or (viii) agree or otherwise commit to enter into or engage in any of the foregoing.

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(c) Each Party shall notify the others as promptly as practicable (and in any event within forty-eight (48) hours) orally and in writing of the receipt by such Party or any of its Representatives of any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that would reasonably be expected to result in an Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

8.10 No Trading. The Company and PubCo each acknowledge and agree that it is aware, and that their respective Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material non-public information of SPAC, will be advised) of the restrictions imposed by U.S. federal securities Laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material non-public information about a publicly traded company. The Company and PubCo each hereby agree that, while it is in possession of such material non-public information, it shall not purchase or sell any securities of SPAC, communicate such information to any third party, take any other action with respect to SPAC in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

8.11 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging that the Consent of such third party is required in connection with the Transactions or (b) discovers any fact or circumstance that, or becomes aware of the occurrence of any event the occurrence of which, would cause or would reasonably be expected to cause or result in any of the conditions set forth in Article X not being satisfied or the satisfaction of those conditions being materially delayed. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

8.12 Regulatory Approvals.

(a) Subject to the terms and conditions of this Agreement, each of SPAC, PubCo and the Company shall use its reasonable best efforts, and shall cooperate fully with such other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the Transactions (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the Transactions, including using its commercially reasonable efforts to (i) prepare and promptly file all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all Permits, Consents, approvals, authorizations, registrations, waivers, qualifications and orders of, and the expiration or termination of waiting periods by, Governmental Authorities to satisfy the consummation of the Transactions and to fulfill the conditions to the Closing and (iii) execute and deliver any additional instruments necessary to consummate the Transactions.

(b) In furtherance and not in limitation of Section 8.12(a), to the extent required under the HSR Act or any other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or that are designed to prohibit, restrict or regulate actions that may risk national security (collectively, “Antitrust Laws”), each of SPAC, PubCo and the Company agrees, and shall cause its Subsidiaries and Affiliates, to make any required filing or application under Antitrust Laws, as applicable, including preparing and making an appropriate filing pursuant to the HSR Act, with respect to the Transactions as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the granting of approval or consent by the Governmental Authority as soon as practicable; provided, that, the applicable HSR Act filing fees and any filing fees in connection with any other Antitrust Law shall be paid 50% by

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SPAC and 50% by the Company. Each of SPAC, PubCo and the Company shall, in connection with its efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other of such Parties or their respective Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person, (ii) keep such other Parties reasonably informed of any material communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) permit a Representative of such other Parties and their respective outside counsel to review any material communication given by it to, and consult with each other in advance of any material meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of such other Parties the opportunity to attend and participate in such meetings and conferences, (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, each attending Party shall keep such Party promptly and reasonably apprised with respect thereto and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory, competitive or national security related argument, and responding to requests or objections made by any Governmental Authority.

(c) If any objections are asserted with respect to the Transactions under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the Transactions as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions, each of SPAC, PubCo and the Company shall use its reasonable best efforts to resolve any such objections or Actions so as to timely permit consummation of the Transactions including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the Transactions, each of SPAC, PubCo and the Company shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

(d) Prior to the Closing, each of SPAC, PubCo and the Company shall use its reasonable best efforts to obtain any Consents of Governmental Authorities or other third party as may be necessary for the consummation by such Party or its Affiliates of the Transactions or required as a result of the execution or performance of, or consummation of the Transactions, by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts. With respect to PubCo, during the Interim Period, each of SPAC, PubCo and the Company shall use its commercially reasonable efforts to cause PubCo to qualify as “foreign private issuer” as such term is defined under Exchange Act Rule 3b-4 and to maintain such status through the Closing.

8.13 Further Assurances. The Parties shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement, the Ancillary Documents and applicable Laws to consummate the Transactions as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings (including any Tax filings).

8.14 Tax Matters.

(a) Tax Treatment. No Party shall, and no such Person shall cause its Affiliates to, take any action, or knowingly fail to take any action, that would reasonably be expected to prevent or impede the relevant portions of the Transactions from qualifying for the Intended Tax Treatment. Each Party hereby agrees to file, and to cause its Affiliates to file, all applicable Tax Returns on a basis consistent with the Intended Tax Treatment, unless otherwise required by a Governmental Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or non-U.S. Tax Law) or a change in applicable Law. The Parties shall reasonably cooperate with each other and their respective counsel to document and support the Tax treatment of the relevant portions of the Transactions consistent with the Intended Tax Treatment, including providing factual support letters. For the avoidance of doubt, except with respect to any breach of the covenant in Section 8.4(b)(x), the qualification of the relevant portions of the Transactions for the Intended Tax Treatment shall not be a condition to Closing.

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(b) Notwithstanding anything to the contrary herein, if, in connection with the preparation and filing of the Registration Statement, the SEC requests or requires that a Tax opinion with respect to U.S. federal income tax consequences of the Transactions be prepared and submitted in connection therewith, and if such a Tax opinion is being provided by a Tax counsel, the Parties hereto shall, and shall cause their Affiliates to, (i) reasonably cooperate in order to facilitate the issuance of any such Tax opinion and (ii) deliver to such Tax counsel, to the extent requested by such counsel, customary Tax representation letters reasonably satisfactory to such counsel and such Party, dated and executed as of the date as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement; provided, that, notwithstanding anything to the contrary in this Agreement, (x) nothing in this Agreement shall require (1) any counsel or Tax advisor to the Company to provide an opinion with respect to any Tax matters relating to or affecting SPAC or the SPAC Shareholders or (2) any counsel or Tax advisor to SPAC, PubCo or Merger Sub to provide an opinion with respect to any Tax matters relating to or affecting the Company or the holders or beneficial owners of equity or other securities of the Company, including the Company Shareholders and (y) no Party or their counsel or Tax advisors are obligated to provide any opinion that the relevant portions of the Transactions contemplated by this Agreement otherwise qualify for the Intended Tax Treatment (other than, to the extent required by the SEC, a customary opinion regarding the U.S. federal income tax considerations of such Transactions included in the Proxy Statement and Registration Statement as may be required to satisfy applicable rules and regulations promulgated by the SEC); provided, further, that, for the avoidance of doubt, neither this Section 8.14(b) nor any other provision in this Agreement shall require the provision of a Tax opinion by any Party’s counsel or advisors to be an express condition precedent to the Closing.

(c) Certain Pre-Closing and Post-Closing Tax Actions.

(i) Neither the Company (including, for the avoidance of doubt, the Second Surviving Company after the Second Merger) nor Air Water UK shall undertake (or cause to be undertaken) the transfer of any of their cash or other assets to (or for the benefit of) any Target Company (other than pursuant to an arm’s length loan) at least until after a date that is two (2) years after the date that includes the Second Merger Effective Time; provided, that each of the Company and Air Water UK may transfer any of their cash or other assets to (A) each other, in which case, the further transfer of such cash or other assets shall be subject to this Section 8.14(c)(i), and (B) after the Second Merger Effective Time, PubCo, in which case, the further transfer of such cash or other assets shall be subject to Section 8.14(c)(ii). For the avoidance of doubt, this Section 8.14(c)(i) shall not apply to any transfer that occurs solely by virtue of the Second Merger.

(ii) PubCo shall not undertake (or cause to be undertaken) the transfer of any of its cash or other assets (including, for the avoidance of doubt, any amount in the Trust Account) to (or for the benefit of) any Target Company (other than pursuant to an arm’s length loan) at least until after a date that is two (2) years after the date that includes the Second Merger Effective Time; provided, that PubCo may transfer any of its cash or other assets to the Second Surviving Company or Air Water UK, in which case, the further transfer of such cash or other assets shall be subject to Section 8.14(c)(i).

(iii) Neither Air Water UK nor Merger Sub (including, for the avoidance of doubt, the Second Surviving Company after the Second Merger) shall elect to be treated (or convert or otherwise reorganize into an entity treated) as a corporation for U.S. federal income tax purposes at least until after a date that is two (2) years after the date that includes the Second Merger Effective Time.

(d) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, excise, recording, registration, VAT, non-resident capital gains and other such similar Taxes, fees and costs (“Transfer Taxes”) that become payable by any of the Parties in connection with the Transactions shall constitute Company Transaction Expenses (if incurred by or on behalf of the Company or any other Target Company) or SPAC Transaction Expenses (if incurred by or on behalf of the SPAC). The Party responsible for filing any necessary Tax Returns with respect to Transfer Taxes under applicable Law shall cause such Tax Returns to be filed within the time limits required by applicable Law, and if required by applicable Law, the other Parties shall join in the execution of any such Tax Returns.

(e) Following the Closing Date, PubCo and the Company shall reasonably cooperate with the SPAC Shareholders to make available to any such SPAC Shareholder who so requests information reasonably necessary for such SPAC Shareholder (or its direct or indirect owners) to timely compute any income or gain arising (i) if applicable, as a result of the status of SPAC or PubCo as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending in, with or prior to the taxable year in which Closing occurs, including timely (A) publicly

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posting a PFIC Annual Information Statement to enable such SPAC Shareholder (or their direct or indirect owners) to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (B) providing information to enable applicable SPAC Shareholders (or their direct or indirect owners) to report their allocable share of “subpart F” income under Section 951 of the Code for such taxable period and (ii) under Section 367(a) of the Code and the Treasury Regulations promulgated thereunder as a result of the Transactions.

(f) Any reference in this Section 8.14 to any Person shall be deemed to also include a reference to any successor of such Person.

8.15 The Registration Statement; Special Shareholder Meeting.

(a) As promptly as reasonably practicable after the date hereof, SPAC, the Company and PubCo shall jointly prepare, and PubCo shall file with the SEC a registration statement on Form F-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the PubCo Ordinary Shares, PubCo Preferred Shares and PubCo Series A Investor Warrants to be issued in connection with the Mergers, which Registration Statement will also contain a proxy statement of SPAC (as amended or supplemented, including any prospectus contained therein, the “Proxy Statement”) for the purpose of soliciting proxies or votes from SPAC Shareholders for the matters to be acted upon at the Special Shareholder Meeting and providing SPAC Shareholders an opportunity in accordance with the SPAC Charter and the IPO Prospectus to exercise their Redemption Rights. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from SPAC Shareholders to vote, at an extraordinary general meeting of SPAC Shareholders to be called and held for such purpose (including any adjournment or postponement thereof, the “Special Shareholder Meeting”), in favor of resolutions approving (i) as an ordinary resolution, the adoption and approval of this Agreement, the Mergers and the other Transactions by SPAC Shareholders in accordance with SPAC’s Organizational Documents, the Cayman Companies Law and the rules and regulations of the SEC and Nasdaq (including any items required by Laws to effect the Mergers and any other proposals as are required to implement the foregoing), (ii) as a special resolution, the entry into the First Plan of Merger, (iii) as an ordinary resolution (or if required by applicable Law or the SPAC Charter, as a special resolution) the adoption and approval of any other proposals as the SEC may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (iv) as an ordinary resolution (or if required by applicable Law or the SPAC Charter, as a special resolution) the adoption and approval of such other matters as the Company and SPAC shall hereafter mutually determine to be necessary or appropriate in order to effect the Transactions (the approvals described in foregoing clauses (i) to (iv), collectively, the “Shareholder Approval Matters”) and (v) the adjournment of the Special Shareholder Meeting, if necessary or desirable in the reasonable determination of SPAC in consultation with PubCo.

(b) SPAC, acting through its board of directors (or a committee thereof), shall (i) make the SPAC Board Recommendation and include such SPAC Board Recommendation in the Proxy Statement, (ii) cause the Proxy Statement to be mailed to SPAC Shareholders in accordance with SPAC’s Organizational Documents as promptly as practicable following the date upon which the Registration Statement is declared effective under the Securities Act (the “Registration Statement Effective Date”) and (iii) use its commercially reasonable efforts to solicit from its shareholders proxies or votes in favor of the approval of the Shareholder Approval Matters. If, on the date for which the Special Shareholder Meeting is scheduled, SPAC has not received proxies and votes representing a sufficient number of shares to obtain the Shareholder Approval Matters, SPAC may, in consultation with PubCo and in accordance with the SPAC Charter, make one or more successive postponements, or with the consent of the Special Shareholder Meeting, adjournments of the Special Shareholder Meeting, subject to applicable Law and the SPAC Charter; provided that when the Special Shareholder Meeting is postponed or adjourned for thirty days or more, notice of the postponed or adjourned meeting shall be given as in the case of an original meeting. In connection with the Registration Statement, SPAC and PubCo will file with the SEC financial and other information about the Transactions in accordance with applicable Law, SPAC’s Organizational Documents, the Cayman Companies Law and the rules and regulations of the SEC and Nasdaq.

(c) SPAC, the Company and PubCo shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Special Shareholder Meeting and the Redemption Rights. Each of SPAC, PubCo and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, PubCo, SPAC and their respective Representatives in connection with the drafting of the public filings with respect to the Transactions, including the Registration Statement, and

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responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information has become false or misleading in any material respect or as otherwise required by applicable Laws. SPAC, the Company and PubCo shall amend or supplement the Registration Statement and PubCo shall file the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to SPAC Shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and SPAC’s Organizational Documents. No filing of, or amendment or supplement to the Registration Statement will be made by SPAC, PubCo or the Company without the approval of the other of such Parties (such approval not to be unreasonably withheld, conditioned or delayed).

(d) Each of SPAC, PubCo and the Company shall, as promptly as practicable after receipt thereof, supply each other such Party or Parties with copies of all material written correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, or, if not in writing, a written summary of such material communication, with respect to the Registration Statement or the Transactions. No response to any comments from the SEC or its staff relating to the Registration Statement or the Transactions will be made by PubCo, the Company or SPAC without the prior consent of such other Parties (such consent not to be unreasonably withheld, conditioned or delayed), and without providing such other Parties a reasonable opportunity to review and comment thereon. Notwithstanding the foregoing, SPAC, the Company and PubCo, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use their commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective.

(e) SPAC, in consultation with PubCo, shall call the Special Shareholder Meeting in accordance with the SPAC’s Organizational Documents for a date that is no later than 30 Business Days following the effectiveness of the Registration Statement or such other date as agreed between SPAC and Company.

(f) SPAC shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, SPAC’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Special Shareholder Meeting and the Redemption Rights.

(g) All expenses incident to the Company’s filing of the Registration Statement pursuant to this Section 8.15 (including, without limitation, all registration, qualification and filing fees, printing expenses, transfer agent fees and expenses, travel expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel, all independent certified public accountants, underwriters and other Persons retained by the Company and SPAC, in each case, including any VAT thereon), shall be paid 50% by the Company and 50% by SPAC.

8.16 Public Announcements.

(a) The Parties agree that, during the Interim Period, no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the Transactions shall be issued by any Party or any of their Affiliates without the prior written consent (not be unreasonably withheld, conditioned or delayed) of SPAC, PubCo and the Company, except as such release, filing or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to have the opportunity to comment on, and arrange for any required filing with respect to, such release, filing or announcement in advance of such issuance.

(b) SPAC and the Company shall mutually agree upon and, as promptly as practicable after the execution of this Agreement, issue a joint press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, SPAC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall have the opportunity to review, comment upon and approve prior to filing (which approval shall not be unreasonably withheld, conditioned or delayed). SPAC and the Company shall mutually agree upon and, as promptly as practicable after the Closing, issue a joint press release announcing the consummation of the Transactions (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, PubCo shall file a shell company report on Form 20-F (the “Closing Filing”) with the Closing Press Release and a description of the Transactions as required by Federal Securities Laws which SPAC shall have the opportunity to review, comment upon and approve prior to filing (which approval shall not be unreasonably withheld, conditioned or delayed).

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8.17 Confidential Information.

(a) The Company and PubCo agree that during the Interim Period and, in the event this Agreement is terminated in accordance with Article XI, for a period of two (2) years after such termination, they shall, and shall cause their respective Affiliates and Representatives to: (i) treat and hold in strict confidence any SPAC Confidential Information that is provided to such Person or its Affiliates or Representatives, and will not use for any purpose (except in connection with the consummation of the Transactions, performing their obligations hereunder or thereunder or enforcing their rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the SPAC Confidential Information without SPAC’s prior written consent, and (ii) in the event that the Company, PubCo or any of their respective Affiliates or Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article XI, for a period of two (2) years after such termination, becomes legally compelled to disclose any SPAC Confidential Information, (A) provide SPAC, to the extent legally permitted, with prompt written notice of such requirement so that SPAC may seek, at SPAC’s sole expense, a protective Order or other remedy or waive compliance with this Section 8.17(a), and (B) in the event that such protective Order or other remedy is not obtained, or SPAC waives compliance with this Section 8.17(a), furnish only that portion of such SPAC Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such SPAC Confidential Information. In the event that this Agreement is terminated and the Transactions are not consummated, the Company, and PubCo shall, and shall cause their respective Affiliates and Representatives to, promptly deliver to SPAC or destroy (at SPAC’s election) any and all copies (in whatever form or medium) of SPAC Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon. Notwithstanding the foregoing, (1) PubCo and its Representatives shall be permitted to disclose any and all SPAC Confidential Information to the extent required by the applicable Laws as advised by outside counsel, and (2) PubCo shall, and shall cause its Representatives to, treat and hold in strict confidence any Trade Secret of SPAC disclosed to such Person until such information ceases to be a Trade Secret.

(b) SPAC hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article XI, for a period of two (2) years after such termination, it shall, and shall cause its Affiliates and Representatives to: (i) treat and hold in strict confidence any Company Confidential Information that is provided to such Person or its Affiliates or Representatives, and will not use for any purpose (except in connection with the consummation of the Transactions, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent, and (ii) in the event that SPAC or any of its Affiliates or Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article XI, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 8.17(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 8.17(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the Transactions are not consummated, SPAC shall, and shall cause its Affiliates or Representatives to, promptly deliver to the Company or destroy (at SPAC’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon. Notwithstanding the foregoing, (1) SPAC and its Affiliates or Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the applicable Laws as advised by outside counsel, and (2) SPAC shall, and shall cause its Affiliates or Representatives to, treat and hold in strict confidence any Trade Secret of the Company disclosed to such Person until such information ceases to be a Trade Secret.

8.18 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of each Target Company, PubCo, and SPAC and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint

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venture, trust, pension or other employee benefit plan or enterprise at the request of the applicable Party (the “D&O Indemnified Persons”) as provided in the Organizational Documents of each Target Company, PubCo and SPAC or under any indemnification, employment or other similar agreements between any D&O Indemnified Person, on the one hand, and any Target Company, PubCo or SPAC, on the other hand, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Closing, PubCo shall cause the Organizational Documents of each Target Company, PubCo, and the Second Surviving Company to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the applicable Party to the extent permitted by applicable Law. The provisions of this Section 8.18 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and Representatives.

(b) For the benefit of SPAC’s directors and officers, SPAC shall be permitted, prior to the Closing, to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six (6) year period from and after the Closing for events occurring prior to the Closing (the “SPAC D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than SPAC’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, PubCo and the First Surviving Company shall, for a period of six (6) years after the Closing, maintain the SPAC D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and PubCo and the First Surviving Company shall timely pay or cause to be paid all premiums with respect to the SPAC D&O Tail Insurance.

(c) For the benefit of the Company’s directors and officers, the Company shall be permitted, prior to Closing, to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six (6) year period from and after the Closing for events occurring prior to the Closing (the “Company D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, PubCo and the Second Surviving Company shall, for a period of six (6) years after the Closing, maintain the Company D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and PubCo and the Second Surviving Company shall timely pay or cause to be paid all premiums with respect to the Company D&O Tail Insurance.

8.19 SPAC Transaction Expenses; Trust Account Proceeds.

(a) No later than three (3) Business Days prior to the Closing, SPAC shall deliver to the Company a statement setting forth SPAC’s good faith calculation of (i) the aggregate amount of cash proceeds that will be required to satisfy any exercise of Redemption Rights, (ii) the estimated amount of SPAC’s cash on hand, including in the Trust Account, as of the Closing, and (iii) the estimated amount of unpaid SPAC Transaction Expenses as of the Closing. Following its delivery, SPAC shall reasonably cooperate with and provide the Company and its Representatives all information reasonably requested by the Company or any of its Representatives related to such statement.

(b) The Parties agree that, simultaneously with or as promptly as practicable after the Closing, the funds held by the Second Surviving Company either in or outside of the Trust Account, after taking into account payments by SPAC for the Redemption Rights (collectively, the “Closing Cash”), shall be used to pay (i) first, the accrued SPAC Transaction Expenses, including SPAC’s deferred expenses (including fees or commissions payable to the underwriters and any legal fees, in each case, including any VAT) of the IPO, without double-counting with any accrued SPAC Transaction Expenses that have already been paid prior to the Closing, (ii) second, any loans owed by SPAC to the Sponsor for SPAC Transaction Expenses (including deferred SPAC Transaction Expenses), other administrative costs and expenses (including any VAT) incurred by or on behalf of SPAC, and (iii) third, any remaining cash will be distributed to PubCo. PubCo will be permitted to use any remaining cash received for working capital and general corporate purposes, or for any other use as directed by PubCo; provided, that in no event shall PubCo (x) utilize any such remaining cash to pay any Company Transaction Expenses or (y) transfer any such remaining cash to any Target Company other than the Second Surviving Company or Air Water UK; provided, however, that PubCo may in any event loan amounts to any Target Company so long as such loan is made on arms-length terms. Such amounts, as well as any fees, costs and expenses that are required or permitted to be paid by the issuance of PubCo Securities, will be paid or issued, as applicable, at the Closing.
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8.20 New Registration Rights Agreement. Concurrently with the Closing, (a) SPAC and the Sponsor shall terminate the registration rights agreement, dated as of April 24, 2025, as it may be amended, by and between SPAC and Sponsor and the other parties thereto pursuant to a termination agreement in a form reasonably acceptable to the Company and (b) PubCo, the Company Shareholders, the Sponsor and the other parties contemplated therein shall enter into a registration rights agreement in substantially the form attached as Exhibit I hereto (the “New Registration Rights Agreement”).

8.21 Lock-Up Agreements. At the Closing, (a) each holder of Company Ordinary Shares as of immediately prior to the Second Merger Effective Time shall enter into a Lock-Up Agreement with PubCo in substantially the form attached as Exhibit J-1 hereto, and (b) Sponsor shall enter into a Lock-Up Agreement with PubCo in substantially the form attached hereto as Exhibit J-2 (each, a “Lock-Up Agreement”).

8.22 PubCo Equity Incentive Plan; PubCo ESPP; Section 280G.

(a) As soon as reasonably practicable following the date of this Agreement, SPAC, the Company and PubCo shall use commercially reasonable efforts to agree to the material terms of a new equity incentive plan to be adopted no later than the Closing (the “PubCo Equity Incentive Plan”); provided that the material terms of such PubCo Equity Incentive Plan shall be agreed by no later than the date of filing of the Registration Statement with the SEC in accordance with Section 8.15(a).

(b) As soon as reasonably practicable following the date of this Agreement, SPAC, the Company and PubCo shall use commercially reasonable efforts to agree to the material terms of a new employee share purchase plan to be adopted no later than the Closing (the “PubCo ESPP”); provided that the material terms of such PubCo ESPP shall be agreed by no later than the date of filing of the Registration Statement with the SEC in accordance with Section 8.15(a).

(c) The PubCo Equity Incentive Plan and the PubCo ESPP, taken together, shall provide for an initial aggregate share reserve thereunder equal to an amount no greater than 5.0% of PubCo’s issued share capital as of immediately after Closing, increased by the number of PubCo Ordinary Shares reasonably necessary to settle Exchanged RSUs and Exchanged PSUs.

(d) To the extent required to avoid the imposition of Taxes under Section 4999 of the Code and/or the loss of deductions under Section 280G of the Code, in each case, with respect to any payment or benefit that could constitute a “parachute payment” under Section 280G of the Code with respect to the transactions contemplated by this Agreement and any events closely associated therewith, the Company shall use best efforts to ensure that each Person who is a “disqualified individual” (within the meaning of Section 280G of the Code and the Treasury Regulations promulgated thereunder) (each, a “Disqualified Individual”) shall execute a waiver of such Disqualified Individual’s right to receive any payments and/or benefits in connection with the transactions contemplated by this Agreement and any events closely associated therewith that could reasonably be expected to constitute “parachute payments” pursuant to Section 280G of the Code (such waived portion of any payments and/or benefits, “Waived 280G Benefits”), such that all remaining payments and/or benefits applicable to such Disqualified Individual shall not be deemed to be “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”). No later than the day prior to the Closing, the Company shall submit to the applicable shareholders entitled to vote a written consent to the payments and benefits due in connection with the Transactions, as disclosed therein (the “Section 280G Vote”). Any such shareholder approval shall be sought in a manner that complies with Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder. At least five (5) Business Days prior to Section 280G Vote, the Company shall provide SPAC with drafts of the documentation relating to the 280G Vote, including (i) the shareholder consent, (ii) the disclosure statement, (iii) the form of waiver, and (iv) a written analysis or spreadsheet showing the calculations of potential “parachute payments” (the “Section 280G Materials”). Upon delivery of the drafts of the Section 280G Materials, SPAC shall review and comment on all such materials, which comments the Company shall consider in good faith and incorporate any of SPAC’s reasonable comments thereto. To the extent that any arrangements are entered into at the direction of SPAC or between SPAC and its Affiliates, on the one hand, and a Disqualified Individual, on the other hand, following the date hereof (“SPAC Arrangements”), the Company shall include such SPAC Arrangements in the parachute payment analysis to the extent informed of such SPAC Arrangements at least five (5) Business Days prior to the Section 280G Vote and SPAC shall cooperate with the Company in good faith in order to calculate or determine the value (for the purposes of Section 280G of the Code) of any payments or benefits granted or contemplated therein, which may be paid or granted in connection with the transactions contemplated by this Agreement that could constitute a “parachute payment.” For the avoidance of doubt, (a) the Company shall not be required to provide any additional

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value to a Disqualified Individual in order to receive a waiver of the applicable payments and (b) the Company’s failure to obtain shareholder approval of the Waived 280G Benefits shall not constitute a breach of this Section 8.22. Prior to the Closing, the Company shall deliver to SPAC evidence that the Section 280G Vote was solicited in accordance with the foregoing provisions of this Section 8.22 and notification that either (i) shareholder approval was obtained, or (ii) shareholder approval was not obtained and, as a consequence, the Waived 280G Benefits shall not be made or provided. For clarity, to the extent that the preceding clause (ii) applies and all or any portion of the Waived 280G Benefits include the Company RSUs, then any Company RSUs which are not paid or provided on account of the preceding clause (ii) shall not be treated as issued and outstanding immediately prior to the Second Merger Effective Time, including for purposes of Section 2.2(a)(ii) and Section 22.2(e).

8.23 Litigation.

(a) In the event that any Action related to this Agreement or the Transactions is brought, or, to the Knowledge of SPAC, threatened, against SPAC or the SPAC Board by any of SPAC’s shareholders prior to the Closing, SPAC shall promptly notify the Company of any such Action and keep the Company reasonably informed with respect to the status thereof. SPAC shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such Action shall give due consideration to the Company’s advice with respect to such Action and shall not settle or agree to settle any such Action without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

(b) In the event that any Action related to this Agreement or the Transactions is brought, or, to the Knowledge of PubCo or the Company, threatened, against PubCo or the Company or the Company Board by any Company Shareholders prior to the Closing, PubCo or the Company shall promptly notify SPAC of any such Action and keep SPAC reasonably informed with respect to the status of thereof. The Company shall provide SPAC the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such Action, shall give due consideration to SPAC’s advice with respect to such Action and shall not settle or agree to settle any such Action without the prior written consent of SPAC, such consent not to be unreasonably withheld, conditioned or delayed.

8.24 Termination of SPAC Agreements. Prior to the Closing, SPAC shall terminate pursuant to a Contract reasonably acceptable to the Company each Contract listed in Section 4.15 of the SPAC Disclosure Schedules and Section 8.24 of the SPAC Disclosure Schedules, without the payment of any consideration or the granting of any concession, and without any liability being imposed on PubCo, the Second Surviving Company or any of their respective Subsidiaries or any of them having any continuing obligations.

8.25 FIRPTA Certificate. Prior to the Second Merger Effective Time, (a) to the extent permitted under applicable Law, the Company shall deliver to PubCo a certificate signed by an officer of Air Water US, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in Air Water US is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the U.S. Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), (b) if as of such date an interest in Air Water US is a USRPI, the Company shall prepare appropriate documentation, to the extent permitted under applicable Law, pursuant to which the Second Merger shall be treated as a nonrecognition transaction for purposes of Sections 897 and 1445 of the Code, and (c) if as of such date an interest in Air Water US is a USRPI and the Second Merger doesn’t qualify as a nonrecognition transaction for purposes of Section 897 and 1445 of the Code, the Company shall provide information regarding the amount of any resulting Tax pursuant to Sections 882 and 897 of the Code and any required withholding pursuant to Section 1445 of the Code; provided, that this Section 8.25 shall not apply to the extent the Air Water US Reorganization is consummated prior to the Second Merger and the Second Merger does not result in a transfer of any interest in Air Water US for U.S. federal income tax purposes.

8.26 PIPE Investment. Each of the Company and SPAC shall use, and shall cause its Affiliates to use their, commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the PIPE Investment, including using its, and causing its Affiliates to use their, commercially reasonable efforts to (a) enforce its or their rights under the PIPE Agreements, (b) cause the PIPE Investors to pay to (or as directed by) the Company, the applicable purchase price under each

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PIPE Investor’s applicable PIPE Agreement in accordance with its terms and (c) satisfy their obligations under each PIPE Investors’ applicable PIPE Agreement and the conditions of closing contained in each PIPE Investor’s applicable PIPE Agreement. The Company will not amend the PIPE Agreements or waive any provision thereto in any manner that is materially and disproportionately adverse to SPAC without the prior written consent of SPAC.

8.27 Company Shareholder Approval. The Company shall, in accordance with the Cayman Companies Law and the Organizational Documents of the Company, (i) promptly following the Registration Statement Effective Date (and in any event within five (5) Business Days after the Registration Statement Effective Date) use its reasonable best efforts to solicit and obtain the Company Shareholder Approval by way of unanimous written resolution (the “Written Resolution”) or (ii) in the event the Company is not able to obtain the Written Resolution, the Company shall duly and promptly convene a meeting of the Company Shareholders for the purpose of voting solely upon the Company Shareholder Matters. The Company shall promptly notify SPAC upon receipt of the Company Shareholder Approval. The Company covenants that the Company Board shall not (and no committee or subgroup thereof shall) withdraw or modify, or propose publicly or by formal action of the Company Board to withdraw or modify, in a manner adverse to SPAC, the Company Board Recommendation.

8.28 Other Matters. The Company shall use reasonable best efforts to effect the transfer of (a) all of the equity securities in (i) AWC Air Water LLC currently held by Alexander David Guy and (i) A1Rwater General Trading Co. LLC currently held by Robert Simpson Bain, in each case, in favor of Air Water Units Trading Ltd., to Air Water Units Trading Ltd. prior to the Closing, and (b) each domain name listed on item 9 of Schedule 6.20 from Alexander David Guy to the Company or one of its Subsidiaries prior to the Closing.

Article IX
SURVIVAL

9.1 Survival. None of the representations, warranties, covenants, obligations or other agreements in this Agreement, any Ancillary Document or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants, obligations and agreements contained herein or therein that by their terms expressly apply in whole or in part after the Closing (including, for the avoidance of doubt, Section 8.14) and then only with respect to any breaches occurring after the Closing, (b) Article XIII and any corresponding definitions set forth in Article XIV and (c) Fraud Claims.

Article X
CONDITIONS TO OBLIGATIONS OF THE PARTIES

10.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions shall in all respects be subject to the satisfaction or written waiver (where permissible) by the Company and SPAC of the following conditions:

(a) Required SPAC Shareholder Approval. The Shareholder Approval Matters shall have been submitted to the vote of SPAC Shareholders at the Special Shareholder Meeting in accordance with the Proxy Statement and shall have been approved and adopted by the requisite vote of SPAC Shareholders at the Special Shareholder Meeting in accordance with the Proxy Statement, SPAC’s Organizational Documents and the applicable provisions of the Cayman Companies Law and Nasdaq (the “Required Shareholder Approval”).

(b) Required Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(c) No Law or Order. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions (a “Legal Restraint”).

(d) Antitrust. If applicable, the HSR waiting period has expired or been terminated.

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(e) Listing. The PubCo Ordinary Shares shall have been conditionally approved for listing on Nasdaq, subject only to official notice thereof.

(f) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and not withdrawn.

10.2 Conditions to Obligations of the Company. In addition to the conditions specified in Section 10.1, the obligations of the Company to consummate the Transactions are subject to the satisfaction or written waiver (by the Company, where permissible) of the following conditions:

(a) Representations and Warranties.

(i) All of the SPAC Fundamental Warranties shall be true and correct in all material respects on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date).

(ii) The representations and warranties of SPAC contained in Section 4.5 shall be true and correct (except for de minimis inaccuracies) on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date).

(iii) All of the other representations and warranties of SPAC set forth in this Agreement shall be true and correct on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct as of such date, subject to clause (B) of this Section 10.2(a)(iii)) and (B) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect or similar), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on SPAC.

(iv) All of the Merger Sub Fundamental Warranties shall be true and correct in all material respects on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date).

(v) All of the other representations and warranties of Merger Sub set forth in this Agreement shall be true and correct on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct as of such date, subject to clause (B) of this Section 10.2(a)(v)), and (B) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect or similar), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Merger Sub.

(b) Agreements and Covenants. SPAC shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer Certificate. SPAC shall have delivered to the Company a certificate, dated as of the Closing Date, signed by an officer of SPAC, certifying as to the satisfaction of the conditions specified in Section 10.2(a), Section 10.2(b) and Section 10.2(d).

(d) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to SPAC since the date of this Agreement which is continuing and uncured.

(e) Trust Account. SPAC shall have made all necessary and appropriate arrangements with the Trustee to have all of the funds held in the Trust Account disbursed to SPAC in accordance with this Agreement on the Closing Date, and all such funds released from the Trust Account shall be available to the First Surviving Company.

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(f) Ancillary Documents. A counterpart to the Ancillary Documents required to be executed by SPAC at or prior to the Closing Date shall have been executed and delivered to the Company.

10.3 Conditions to Obligations of SPAC. In addition to the conditions specified in Section 10.1, the obligations of SPAC to consummate the Transactions are subject to the satisfaction or written waiver (by SPAC where permissible) of the following conditions:

(a) Representations and Warranties.

(i) All of the Company Fundamental Warranties shall be true and correct in all material respects on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for those representations and warranties that address matters only as of particular date (which representations and warranties shall have been so true and correct as of the such date).

(ii) The representations and warranties of the Company contained in Section 7.3 shall be true and correct (except for de minimis inaccuracies) on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date).

(iii) All of the other representations and warranties of the Company set forth in this Agreement shall be true and correct on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct as of such date, subject to clause (B) of this Section 10.3(a)(iii)) and (B) other than representations and warranties set forth in Section 7.8(b), any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect or similar), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

(iv) All of the PubCo Fundamental Warranties shall be true and correct in all material respects on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date).

(v) All of the other representations and warranties of PubCo set forth in this Agreement shall be true and correct on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct as of such date, subject to clause (B) of this Section 10.3(a)(v)), and (B) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect or similar), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on PubCo.

(b) Agreements and Covenants. Each of the Company and PubCo shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) Officer Certificate. The Company shall have delivered to SPAC a certificate, dated as of the Closing Date, signed by an officer of each of the Company and PubCo, certifying as to the satisfaction of the conditions specified in Section 10.3(a), Section 10.3(b) and Section 10.3(d), but in each case, solely with respect to themselves.

(d) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Company since the date of this Agreement which is continuing and uncured.

(e) Ancillary Documents. A counterpart to the Ancillary Documents required to be executed by the Company and PubCo at or prior to the Closing shall have been executed and delivered to the SPAC.

(f) Payoff. All of the indebtedness due and outstanding under the Contracts listed on Section 7.7(e) of the Company Disclosure Schedules will have been discharged in full.

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10.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article X to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Target Company, the Company Shareholders, or PubCo) to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article XI
TERMINATION AND EXPENSES

11.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing Date, notwithstanding receipt of any requisite approval and adoption of this Agreement and the Transactions by the shareholders of any Party, as follows:

(a) by mutual written consent of SPAC and the Company;

(b) by written notice by either SPAC or the Company to the other if any of the conditions set forth in Article X have not been satisfied or waived by August 25, 2026 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 11.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates (or with respect to the Company, the Company Shareholders or PubCo) of any representation, warranty, covenant or obligation under this Agreement was the principal cause of the failure of a condition set forth in Article X on or before the Outside Date; provided, further, that, the “Outside Date” shall automatically be extended by one (1) calendar day for each day after October 31, 2025 that the PCAOB Financial Statements or the Interim Financial Statements are not delivered pursuant to Section 8.6;

(c) by written notice by either SPAC or the Company to the other if a Legal Restraint has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 11.1(c) shall not be available to a Party if the failure by such Party or its Affiliates (or with respect to the Company, the Company Shareholders or PubCo) to comply with any provision of this Agreement was the principal cause of such Legal Restraint;

(d) by written notice by the Company to SPAC if (i) there has been a breach by SPAC of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of SPAC shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 10.2(a) or Section 10.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach (or if the breach is curable, the date by which such breach is required to be cured in the succeeding clause (ii))), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) 30 days after written notice of such breach or inaccuracy is provided to SPAC by the Company or (B) the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 11.1(d) if at such time SPAC would be entitled to terminate this Agreement pursuant to Section 11.1(e);

(e) by written notice by SPAC to the Company if (i) there has been a breach by the Company or PubCo of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 10.3(a) or Section 10.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach (or if the breach is curable, the date by which such breach is required to be cured in the succeeding clause (ii))), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) 30 days after written notice of such breach or inaccuracy is provided to the Company by SPAC or (B) the Outside Date; provided that SPAC shall not have the right to terminate this Agreement pursuant to this Section 11.1(e) if at such time the Company would be entitled to terminate this Agreement pursuant to Section 11.1(d);

(f) by written notice by the Company to SPAC if the Company Funding Threshold has not been achieved on or prior to the date that is two (2) Business Days following the date hereof; provided, however, that the Company shall have no right to terminate this Agreement pursuant to this Section 11.1(f) at any time following achievement of the Company Funding Threshold, even if the Company Funding Threshold has been achieved following such two (2) Business Day period;

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(g) by written notice by the Company to SPAC if the SPAC Securities are no longer listed on Nasdaq or another national securities exchange;

(h) by written notice by either SPAC or the Company to the other if the Special Shareholder Meeting is held (including any adjournment or postponement thereof) and has concluded, SPAC Shareholders have duly voted, and the Required Shareholder Approval was not obtained; or

(i) by SPAC, by written notice to the Company, if the Company Shareholder Approval shall not have been obtained within ten (10) Business Days after the Registration Statement Effective Date; provided that SPAC shall have no right to terminate this Agreement pursuant to this Section 11.1(i) at any time following the delivery to SPAC of the Company Shareholder Approval, even if the Company Shareholder Approval is delivered following such ten (10) Business Day period after the Registration Statement Effective Date.

11.2 Effect of Termination. If this Agreement is terminated pursuant to Section 11.1, this Agreement shall thereupon become null and void and of no further force and effect and there shall be no Liability on the part of any Party to another Party, except that (a) the provisions of Sections 8.16, 8.17, 11.3, 12.1, Article XII, Article XIII and this Section 11.2 shall remain in full force and effect and (b) nothing in this Section 11.2 shall be deemed to (i) release any Party from any Liability for any willful and material breach by such Party of any term of this Agreement prior to the date of termination or pursuant to any Fraud Claim against such Party, (ii) impair the right of any Party to compel specific performance by any other Party of such other Party’s obligations under this Agreement in each case prior to the valid termination of this Agreement or (iii) terminate or otherwise modify the Confidentiality Agreement; provided further that nothing in this Section 11.2 shall, in any way, limit the waivers against the Trust Account as set forth in Section 12.1.

11.3 Fees and Expenses. Subject to Section 8.12(b), Section 8.14(d), Section 8.15(g) and Section 12.1, unless otherwise expressly provided for in this Agreement, all fees, costs and expenses, and Taxes incurred in connection with entering into this Agreement shall be paid by the Party incurring such fees, costs and expenses, and Taxes. For the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, (i) the Company shall pay, or cause to be paid, all unpaid Company Transaction Expenses and (ii) SPAC shall pay, or cause to be paid, all unpaid SPAC Transaction Expenses and (b) if the Closing occurs, PubCo shall pay, or cause to be paid, any unpaid Company Transaction Expenses and SPAC Transaction Expenses.

Article XII
WAIVERS AND RELEASES

12.1 Waiver of Claims Against Trust. Each Party acknowledges and agrees that SPAC has established the Trust Account containing the proceeds of the IPO (including interest accrued from time to time thereon) for the benefit of SPAC Shareholders and that, except as otherwise described in the IPO Prospectus, SPAC may disburse monies from the Trust Account only in the manner described in the IPO Prospectus: (a) to SPAC Shareholders in the event they elect to redeem their shares of SPAC Shares (or PubCo Ordinary Shares upon the First Merger) in connection with the consummation of its initial business combination (as such term is used in the IPO Prospectus, the “Business Combination”) or in connection with an amendment to SPAC’s Organizational Documents to extend SPAC’s deadline to consummate a Business Combination, (b) to SPAC Shareholders if the SPAC fails to consummate a Business Combination within the time period specified in the SPAC Organizational Documents after the closing of the IPO, subject to further extension as described by the IPO Prospectus, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any withholding or other Taxes and (d) to SPAC after or concurrently with the consummation of a Business Combination. For and in consideration of SPAC entering into this Agreement and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, each of PubCo and the Company, on behalf of themselves and the other Company Affiliates, acknowledge and agree that they do not and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom to SPAC’s public shareholders, or make any claim against the Trust Account (including any distributions therefrom to SPAC’s public shareholders), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between SPAC or any of its Representatives, on the one hand, and the Company or PubCo or any Company Affiliate, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Trust Account Released Claims”). Each of the Company and

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PubCo, on behalf of itself and its Affiliates, hereby irrevocably waives any Trust Account Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom to SPAC’s public shareholders) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with SPAC or its Representatives and will not seek recourse against the Trust Account for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with SPAC). The Company and PubCo each agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by SPAC to induce SPAC to enter in this Agreement, and each of the Company and PubCo further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent the Company or PubCo or any of their respective Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SPAC or its Representatives, each of the Company and PubCo hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account (including any funds that have been released from the Trust Account or any assets that have been purchased or acquired with any such funds) and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on any of their behalves or in lieu of them) to have any claim against the Trust Account (including any distributions therefrom to SPAC’s public shareholders) or any amounts contained therein. Notwithstanding the foregoing, the Trust Account Released Claims and related waivers will not limit or prohibit the Company from (i) pursuing a claim against SPAC, Merger Sub or any other person for (A) specific performance or other equitable relief in connection with the Transactions (including a claim for SPAC to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to any redemption pursuant to the Redemption Rights)) or (B) for damages (subject to the provisions of this Agreement) for breach of this Agreement against SPAC (or any successor entity) or Merger Sub in the event this Agreement is terminated for any reason and SPAC consummates a Business Combination with another Person or (ii) being entitled to the use of any remaining amounts in the Trust Account following the transactions contemplated by Section 8.19(b).

12.2 Mutual Releases.

(a) Effective as of the Closing, each of SPAC and PubCo, PubCo on behalf of all its Subsidiaries (including the Target Companies) and SPAC on behalf of each other SPAC Affiliate, hereby irrevocably releases and discharges, each other Company Affiliate or SPAC Affiliate, and each of their respective current and former directors, managers, officers, partners and employees from and against all liabilities, claims and obligations, whether accrued or contingent, whether known or unknown, whether arising under common law, statute, equity or otherwise, to the extent arising prior to the Closing and based upon, arising out of or related to the Target Companies or SPAC and their respective businesses, operations, assets and liabilities, the service by any such Company Affiliate or SPAC Affiliate as an officer, director, manager, employee or Representative of the Target Companies or SPAC or to the subject matter of this Agreement and the Ancillary Documents, including the Transactions (other than, and solely with respect to, any of the covenants in this Agreement that survive the Closing); provided, however, that this Section 12.2(a) shall not release or discharge (i) any liability of the Company or SPAC under this Agreement, any Ancillary Document or the Confidentiality Agreement, (ii) any liability of any current or former employee of the Target Companies or SPAC or any of their respective Subsidiaries to the extent (A) related to this Agreement, any Ancillary Document or the Transactions or (B) arising out of such employee’s service as an officer, director or employee of the Target Companies or SPAC or any of their respective Subsidiaries, (iii) any Fraud Claim by SPAC against the Company or SPAC or (iv) any claims that cannot be waived under applicable Law.

(b) The Parties acknowledge and agree that the Company Affiliates and the SPAC Affiliates are intended third-party beneficiaries of this Section 12.2.

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Article XIII
MISCELLANEOUS

13.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery (a) in person, (b) by e-mail (without receiving notice of non-receipt or other “bounce-back”), (c) by reputable, nationally recognized overnight courier service or (d) by registered or certified mail, pre-paid and return receipt requested; provided, however, that notice given pursuant to clauses (c) and (d) above shall not be effective unless a duplicate copy of such notice is also given in person or by e-mail (without receiving notice of non-receipt or other “bounce-back”); in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to SPAC or Merger Sub at or prior to the Closing, to:	with a copy (which will not constitute notice) to:
Inflection Point Acquisition Corp. III	White & Case LLP
167 Madison Avenue	1221 Avenue of the Americas
Suite 205 #1017	New York, New York 10020
New York, New York 10016	Attn: Joel Rubinstein and Jason Rocha
Attention: Michael Blitzer	Email: joel.rubinstein@whitecase.com;
Email: blitzer@kingstowncapital.com	jason.rocha@whitecase.com
If to the Company or, after the Closing, PubCo or SPAC, to:	with a copy (which will not constitute notice) to:
c/o Air Water Ventures Ltd	Morgan, Lewis & Bockius LLP
Unit 3, Kizad KLP FZ, Kizad	101 Park Avenue
Abu Dhabi, UAE	New York, New York 10178
PO Box 109214	Attn: Russell Franklin
Attention: Andrea Mollica and Ryan Bibbo	Email:
Email: andrea.mollica@taucapital.vc;	Russell.franklin@morganlewis.com
ryan.bibbo@a1rwater.com
If, prior to the Closing, to PubCo, to:	with a copy (which will not constitute notice) to:
c/o Air Water Ventures Ltd	Morgan, Lewis & Bockius LLP
Unit 3, Kizad KLP FZ, Kizad	101 Park Avenue
Abu Dhabi, UAE	New York, New York 10178
PO Box 109214	Attn: Russell Franklin
Attention: Andrea Mollica and Ryan Bibbo	Email:
Email: andrea.mollica@taucapital.vc;	Russell.franklin@morganlewis.com
ryan.bibbo@a1rwater.com

13.2 Binding Effect; Assignment. Subject to Section 13.3, this Agreement and all of the provisions hereof shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise prior to the Closing without the prior written consent of SPAC, PubCo and the Company; provided, that in no event shall any Eligible Company Equityholder or PSU Holder be permitted to assign their rights under Section 2.10. Any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder. If a Party has transferred the benefit in whole or in part of this Agreement under this Section 13.2 or shall have changed its Tax residence then the liability of the other Parties shall be limited to that (if any) which it would have been had no such transfer or change taken place.

13.3 Third Parties. Except for (a) the rights of the D&O Indemnified Persons set forth in Section 8.18, (b) the rights of the Company Affiliates set forth in Section 12.2, (c) the rights of the SPAC Affiliates set forth in Section 12.2, (d) the rights of the Nonparty Affiliates set forth in Section 13.13, and (e) the rights of such relevant Persons set forth in Section 8.14(e), respectively, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the Transactions shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party or thereto or a successor or permitted assign of such a Party.

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13.4 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof, except to the extent that the laws of the Cayman Islands are mandatorily applicable. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, however, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The Parties hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any Party and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each Party further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

13.5 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY ANCILLARY DOCUMENT OR THE TRANSACTIONS. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.5.

13.6 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the Transactions are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may not have adequate remedy at law, and agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction, specific performance or other equitable remedy to prevent or remedy any breach of this Agreement and to seek to enforce specifically the terms and provisions hereof, in each case, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

13.7 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

13.8 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by each of SPAC and the Company.

13.9 Waiver. Each of SPAC, PubCo and the Company may in its sole discretion (a) extend the time for the performance of any obligation or other act of any other Party, (b) waive any inaccuracy in the representations and warranties by such other Party contained herein or in any document delivered pursuant hereto and (c) waive

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compliance by such other Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the applicable Parties providing such extension or waiver, and any such extension or waiver shall only be binding upon the Party or Parties so providing (or on whose behalf it is so provided) the extension or waiver. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right or remedy hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

13.10 Entire Agreement. This Agreement, the Ancillary Documents and the Confidentiality Agreement collectively set out the entire agreement between the Parties in respect of the subject matter contained herein and therein and, save to the extent expressly set out in this Agreement, the Ancillary Document or the Confidentiality Agreement, supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, relating thereto.

13.11 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires:

(a) references to the singular shall include the plural and vice versa and references to one gender include any other gender;

(b) references to a “Person” includes any individual, partnership, body corporate, corporation sole or aggregate, state or agency of a state, and any unincorporated association or organization, in each case whether or not having separate legal personality;

(c) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(d) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with IFRS or any other accounting principles used by the applicable Person;

(e) general words shall not be given a restrictive meaning because they are followed by words which are particular examples of the acts, matters or things covered by the general words and the words “includes” and “including” shall be construed without limitation;

(f) the words “herein”, “hereto”, and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement;

(g) the words “date hereof” when used in this Agreement shall refer to the date of this Agreement;

(h) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”;

(i) in Article IV through Article XII to (i) “SPAC” shall refer to Inflection Point Acquisition Corp. III for all periods prior to the completion of the First Merger and to the First Surviving Company for all periods after the completion of the First Merger; provided that the foregoing shall not apply to the representations and warranties set forth in Sections 4.2, 4.4 and 4.5, and (ii) “SPAC Class A Ordinary Shares”, “SPAC Class B Ordinary Shares” and “SPAC Shares” shall refer to such securities solely for periods prior to the First Merger;

(j) the term “or” shall be construed to have the same meaning and effect as the inclusive term “and/or”;

(k) the word “day” means calendar day unless Business Day is expressly specified;

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(l) every reference to a particular Law shall be construed also as a reference to all other Laws made under the Law referred to and to all such Laws as amended, re-enacted, consolidated or replaced or as their application or interpretation is affected by other Laws from time to time and whether before or after Closing; provided that, as between the parties, no such amendment or modification shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any Party;

(m) any reference to a US legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than the United States, be deemed to include a reference to that which most nearly approximates to the US legal term in that jurisdiction;

(n) references to “Dollars” or “$” are references to the lawful currency from time to time of the United States of America;

(o) for the purposes of applying a reference to a monetary sum expressed in Dollars, an amount in a different currency shall be deemed to be an amount in Dollars translated at the Exchange Rate at the relevant date;

(p) references to a “company” includes any company, corporation or other body corporate wherever and however incorporated or established;

(q) references to writing shall include any modes of reproducing words in a legible and non-transitory form;

(r) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”;

(s) the word “will” shall be construed to have the same meaning and effect as the word “shall”;

(t) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement;

(u) unless the context of this Agreement otherwise requires, references to any statute shall include all regulations promulgated thereunder and references to any statute or regulation shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing such statute or regulation;

(v) words introduced by the word “other” shall not be given a restrictive meaning because they are preceded by words referring to a particular class of acts, matters or things; and

(w) any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form.

The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by PubCo or the Company to be given, delivered, provided or made available by PubCo or the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to SPAC or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of SPAC and its Representatives and SPAC and its Representatives have been given access to the electronic folders containing such information (subject to access limitations as may be applicable to any individual electronic folders). If there is an inconsistency between any of the provisions of this Agreement and the provisions of any Ancillary Document or the Confidentiality Agreement, the provisions of this Agreement shall prevail as between the Parties to the extent of the inconsistency.

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13.12 Counterparts. This Agreement may be executed and delivered (including by facsimile, email or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

13.13 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Parties acknowledge and agree that all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the Ancillary Documents, or the negotiation, execution, or performance or non-performance of this Agreement or the Ancillary Documents (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or the Ancillary Documents), may be made only against (and such representations and warranties are those solely of) the persons that are expressly identified as parties to this Agreement or the applicable Ancillary Document (the “Contracting Parties”) except as set forth in this Section 13.13. In no event shall any Contracting Party have any shared or vicarious liability for the actions or omissions of any other person. No person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, shareholder, affiliate, agent, financing source, attorney or Representative or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, shareholder, affiliate, agent, financing source, attorney or Representative or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the other Ancillary Documents or for any claim based on, in respect of, or by reason of this Agreement or the other Ancillary Documents or their negotiation, execution, performance, or breach; and each Party waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. Notwithstanding anything to the contrary herein, none of the Contracting Parties or any Nonparty Affiliate shall be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages which may be alleged as a result of this Agreement, the Ancillary Documents or any other agreement referenced herein or therein or the transactions contemplated hereunder or thereunder, or the termination or abandonment of any of the foregoing. The Parties acknowledge and agree that the Nonparty Affiliates are intended third-party beneficiaries of this Section 13.13.

13.14 Legal Representation.

(a) The Parties agree that, notwithstanding the fact that White & Case LLP (“W&C”) may have, prior to the Closing, jointly represented SPAC and the Sponsor in connection with this Agreement, the Ancillary Documents and the Transactions, and has also represented SPAC, Sponsor and their respective Affiliates in connection with matters other than the transaction that is the subject of this Agreement, W&C will be permitted in the future, after the Closing, to represent the Sponsor or its Affiliates in connection with matters in which such Persons are adverse to PubCo, SPAC or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. The Company and PubCo, who are or have the right to be represented by independent counsel in connection with the Transactions, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with W&C’s future representation of one or more of the Sponsor or its Affiliates in which the interests of such Person are adverse to the interests of PubCo, SPAC and the Company or any of their respective Affiliates in connection with any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by W&C of the Sponsor, SPAC or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor shall be deemed the client of W&C with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor, shall be controlled by the Sponsor and shall not pass to or be claimed by PubCo or SPAC; provided further, that nothing contained herein shall be deemed to be a waiver by PubCo, SPAC or any of their respective Affiliates of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

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(b) The Parties agree that, notwithstanding the fact that Morgan, Lewis & Bockius LLP (“MLB”) may have, prior to the Closing, represented the Company in connection with this Agreement, the Ancillary Documents and the Transactions, and has also represented the Company and its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, MLB will be permitted in the future, after the Closing, to represent PubCo, the Company or any of their respective Affiliates in connection with matters in which such Persons are adverse to Sponsor, SPAC or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. The Sponsor and SPAC, who are or have the right to be represented by independent counsel in connection with the Transactions, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with MLB’s future representation of one or more of PubCo, the Company or its Affiliates in which the interests of such Person are adverse to the interests of the Sponsor and SPAC or any of their respective Affiliates in connection with any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by MLB of the Company or any of its Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Company shall be deemed the client of MLB with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Company, shall be controlled by the Company and shall not pass to or be claimed by SPAC or the Sponsor; provided further, that nothing contained herein shall be deemed to be a waiver by SPAC, the Sponsor or any of their respective Affiliates of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

Article XIV
DEFINITIONS

14.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, enquiry, settlement, complaint, stipulation, assessment or arbitration, governmental inquiry or investigation, hearing, proceeding or investigation, by or before any Governmental Authority.

“Accrued Value” has the meaning set forth in the Company Charter.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate of SPAC prior to the Closing.

“Air Water US” means Air Water Company LLC, a Delaware limited liability company.

“Air Water US Reorganization” means a transaction, structured in a manner intended to be tax-free for U.S. federal income tax purposes (including for purposes of Sections 897 and 1445 of the Code), pursuant to which Air Water UK transfers its entire interest in Air Water US to a newly-formed entity, incorporated or organized in a jurisdiction outside of the United States, that is directly and wholly-owned by Air Water UK and treated as a corporation for U.S. federal income tax purposes, provided, that such newly-formed entity is not and has never been treated as (i) a “domestic corporation” (as such term is defined in Section 7701 of the Code) for U.S. federal income tax purposes, (ii) a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code, or (iii) a “domestic corporation” under Section 7874(b) of the Code.

“Ancillary Documents” means each agreement, instrument, certificate or document including the SPAC Disclosure Schedules, the Company Disclosure Schedules, the First Plan of Merger, the Second Plan of Merger, the Lock-Up Agreements, the New Registration Rights Agreement, the Sponsor Support Agreement, the Pre-Funded PIPE Subscription Agreement, the PIPE Agreements and the other agreements, instruments, certificates and documents to be executed or delivered by any of the Parties in connection with or pursuant to this Agreement.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, phantom-equity, equity purchase, employment or individual consulting, severance or termination pay, holiday, vacation, bonus, hospitalization or other medical, life or other welfare benefit insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee compensation or benefit plan, program, agreement or arrangement maintained or contributed to or required to be contributed to by such Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has or could reasonably be expected to have any Liability.

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“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York, London, England, or George Town, Cayman Islands, are authorized to close for business.

“Cayman Companies Law” means the Companies Act (Revised) of the Cayman Islands.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended.

“Company Affiliate” means (i) (A) any direct or indirect shareholder, member, general or limited partner or other equityholder of PubCo or the Company and (B) any past, present or future director, officer, employee, incorporator, manager, controlling person, affiliate, subsidiary, portfolio company or Representative of, and any financing source or lender to, (1) PubCo or (2) the Company or any of its Subsidiaries or (3) any person referred to in the foregoing clause (i)(A) or (ii) any of their respective heirs, executors, administrators, successors or assigns.

“Company Charter” means the second amended and restated memorandum and articles of association of the Company adopted by special resolution dated August 18, 2025, as the same may be amended or modified from time to time after the date hereof.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or PubCo or any of their respective Affiliates or Representatives, furnished in connection with this Agreement or the Transactions; provided, however, that Company Confidential Information shall not include any information which, at the time of the disclosure to SPAC or its Representatives (a) was generally available publicly and was not disclosed in breach of this Agreement or (b) was previously known by such receiving Party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Convertible Securities” means, collectively, any other options, warrants or rights to subscribe for or purchase any shares of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital shares of the Company.

“Company Consideration Shares” means that number of PubCo Ordinary Shares determined by dividing (x) $300,000,000 by (y) the Redemption Price.

“Company Fundamental Warranties” means the representations and warranties contained in Section 7.1(a) (Organization and Standing), Section 7.2 (Authorization; Binding Agreement), Section 7.4 (Company Subsidiaries), Section 7.6(a) (Non-Contravention) and Section 7.26 (Finders and Brokers).

“Company Funding Threshold” means an aggregate amount equal to $22,500,000.00 has been paid to the Company pursuant to the Pre-Signing PIPE Agreement and the Pre-Funded PIPE Agreements. Notwithstanding anything else in this Agreement to the contrary, if aggregate payments are made to the Company pursuant to the Pre-Signing PIPE Agreement and the Pre-Funded PIPE Agreements are equal to or greater than $22,500,000, then the Company Funding Threshold shall be deemed to be achieved.

“Company Ordinary Shares” means the ordinary shares of a nominal or par value of $0.01344 per share of the Company.

“Company Owned IP” means any Intellectual Property owned by any Target Company, including the Company Registered IP.

“Company PSU” means each performance-based restricted stock unit granted to a PSU Holder that entitles such PSU Holder to a number of Earnout Shares, determined based on the pro-rata portion of Earnout Shares attributable to such PSU Holder’s Company RSUs, subject to achievement of the applicable Triggering Event.

“Company RSU” means each restricted stock unit with respect to Company Ordinary Shares.

“Company Securities” means the Company Ordinary Shares, Company Series A Preferred Shares and Company Warrants.

“Company Series A Preferred Shares” means the Company Series A1 Preferred Shares and the Company Series A2 Preferred Shares, collectively.

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“Company Series A1 Preferred Shares” means the series A1 redeemable preference shares of a nominal or par value of $0.0001 per share of the Company.

“Company Series A2 Preferred Shares” means the series A2 redeemable preference shares of a nominal or par value of $0.0001 per share of the Company.

“Company Shareholder” means a holder of Company Shares.

“Company Shareholder Approval” means the vote of Company Shareholders (voting together as a single class and not as a separate series, and on an as-converted basis) required to approve the Company Shareholder Matters in accordance with the Cayman Companies Law and the applicable Organizational Documents of the Company.

“Company Shareholder Matters” means the approval of: (i) as an ordinary resolution, the adoption and approval of this Agreement and the Mergers, (ii) as a special resolution, the Second Plan of Merger and the execution thereof by a duly authorized signatory of the Company, and (iii) as an ordinary resolution (or if required by applicable Law or the Company Organizational Documents, as a special resolution) the other Transactions, by Company Shareholders in accordance with the Cayman Companies Law and the applicable Organizational Documents of the Company (including any items required by Laws to effect the Mergers and any other proposals as are required to implement the foregoing).

“Company Shares” means the Company Ordinary Shares and the Company Series A Preferred Shares.

“Company Subsidiaries” means Air Water UK, Air Water Units Trading Ltd, A1Rwater General Trading LLC, AWC Air Water LLC, Air Water US and Eshara Water Asia SDN. BHD.

“Company Transaction Expenses” means the aggregate amount of all fees, costs and expenses, in each case including any VAT thereon, (whether or not yet invoiced), that have been incurred prior to the Closing by or on behalf of the Company, which the Company has agreed to pay or is otherwise liable for (including, if applicable, fees, costs and expenses of the managers, directors, officers, employees and consultants of the Company which the Company has agreed to pay or is otherwise liable for) in connection with the negotiation, execution, performance or consummation of this Agreement and the Ancillary Documents and the Transactions and that constitute fees, costs and expenses of third-party counsel, advisors, brokers, finders, consultants, investment bankers, accountants, auditors and experts, excluding any payments or benefits under any Company Benefit Plan.

“Consent” means any consent, approval, waiver, authorization, waiting period expiration or termination, or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all binding contracts, agreements, arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other binding contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Contributor” means all Persons who created, developed, or contributed to any Intellectual Property purported to be owned by a Target Company.

“Contributor Agreement” means a Contract with a Contributor, pursuant to which the Contributor assigns to a Target Company all of the Contributor’s right, title and interest in and to (i) the Intellectual Property conceived, developed created or reduced to practice by such Contributor in connection with and within the scope of the employment or engagement of such Contributor by such Target Company, or (ii) if such Contributor was not employed or engaged by a Target Company, the Intellectual Property purported to be owned by any Target Company that was conceived, developed, acquired, created, or reduced to practice by such Contributor.

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing, a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast 50% or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled

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to be allocated or receive 50% or more of the profits, losses, or distributions of the Controlled Person or (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person.

“Copyrights” means any intellectual property rights in works of authorship, databases, collections of data, and mask works, including all copyrights and sui generis rights therein, and all registrations, renewals, extensions, or reversions thereof.

“Data Protection Laws” means the following legislations to the extent applicable: (a) national Laws implementing the Directive on Privacy and Electronic Communications (2002/58/EC), (b) the General Data Protection Regulation (2016/679) (the “GDPR”) and any national Law supplementing the GDPR or any successor laws arising out of the withdrawal of a member state from the European Union, including the UK Data Protection Act 2018 (“DPA”), the UK General Data Protection Regulation as defined by the DPA as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019; (c) Section 5 of the Federal Trade Commission Act; and (d) all applicable Law concerning the privacy, protection, security, collection, storage, use, transfer, disclosure, destruction, alteration or other processing of Personal Data including the Data Protection Act (Revised) of the Cayman Islands.

“Earnout Period” means the time period beginning on the date that is the 6-month anniversary of the Closing Date and ending on the date that is the 18-month anniversary of the Closing Date.

“EBITDA” means the EBITDA of PubCo for a particular fiscal quarter, as EBITDA is defined and reported by Bloomberg L.P.

“Eligible Company Equityholders” means each holder of an issued and outstanding Company Share as of the date hereof, together with the Pre-Funded PIPE Investors, except as otherwise set forth on Schedule 2.10(b). For the avoidance of doubt, “Eligible Company Equity holders” shall not include the PIPE Investors.

“Environmental Law” means any Law in effect on or prior to the date hereof relating to (a) the protection of human health and safety (to the extent relating to exposure to Hazardous Materials), (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) to the extent relating to Releases of Hazardous Materials or (c) the use, storage, recycling, treatment, generation, transportation, processing, handling, labelling, production, Release or disposal of Hazardous Materials.

“Environmental Permits” has meaning set forth in Section 7.19(a).

“Equitable Adjustment” means, in the event that, (a) following the date hereof but prior to the Closing (with respect to holders of Company Ordinary Shares) or (b) following the Closing but prior to an applicable Triggering Event (with respect to Eligible Company Equityholders and the PSU Holders), the number of outstanding PubCo Ordinary Shares shall have been changed into a different number of shares or a different class by reason of any reclassification, share split (including a reverse share split), reorganization, recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a share dividend or share distribution with a record date within said period, an equitable adjustment as necessary to provide the holders of Company Ordinary Shares or the Eligible Company Equityholders or PSU Holders, as applicable, with the same economic effect as contemplated by this Agreement prior to such event.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Rate” means with respect to a particular currency for a particular day, the closing rate of exchange for that currency into Dollars on such date as published by Bloomberg.

“Excluded Shares” means SPAC Shares, if any, held in the treasury of SPAC.

“Fraud Claim” means any claim based in whole or in part upon fraud (which means, with respect to any Person, the making of a statement of fact in the express representations and warranties set forth in this Agreement or any certificate delivered pursuant hereto, with the intent to deceive another Person and which requires the elements defined by Delaware common law) against the Person who committed a fraud, which such claim can only be brought by the Person alleged to have suffered from such alleged fraud. In no event shall fraud hereunder or a Fraud Claim include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence or recklessness.

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“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental, Tax, regulatory or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any chemical, waste, gas, liquid or other substance or material that is defined, listed, designated or regulated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or that could result in the imposition of Liability, or responsibility for Remedial Action, under any Environmental Law, including petroleum and petroleum by-products or derivatives, asbestos or asbestos-containing materials, per- and polyfluoroalkyl substances, polychlorinated biphenyls, radon, and urea formaldehyde insulation.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“IFRS” means International Financial Reporting Standards as promulgated by the International Accounting Standards Board.

“Incidental Licenses” means, with respect to a Target Company, any of the following Contracts entered into in the ordinary course of business: (a) an incidental permitted use right to confidential information in a non-disclosure agreement, (b) Contributor Agreements and (c) any non-exclusive license to Intellectual Property that is merely incidental to the transaction contemplated in such license, the commercial purpose of which is primarily for something other than such license, such as: (i) sales or marketing or similar Contract that includes a license to use the Trademarks of a Target Company for the purposes of promoting the goods or services thereof, (ii) a Contract with a vendor that allows the vendor to identify a Target Company as a customer, (iii) a Contract to purchase or lease equipment or materials, such as a photocopier, computer, or mobile phone that also contains an incidental license to Intellectual Property; or (iv) license for the use of software that is preconfigured, preinstalled, or embedded on hardware or other equipment.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), including “earn-outs” and “seller notes” whether accrued or not, (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, in each case to the extent drawn, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with IFRS, or any other accounting principles used by such Person, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against and not settled, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) all obligations secured by a Lien on any property of such Person and (h) all obligation described in clauses (a) through (g) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss. For the avoidance of doubt, “Indebtedness” shall exclude (i) any amounts included in Company Transaction Expenses (with respect to Indebtedness the Company) or SPAC Transaction Expenses (with respect to Indebtedness of SPAC), (ii) accounts payable to trade creditors or accrued expenses, in each case, arising in the ordinary course of business and that are not yet due and payable or are being disputed in good faith or (iii) the endorsement of negotiable instruments for collection in the ordinary course of business.

“Infringement” means, directly or indirectly (including secondarily, contributorily, by inducement or otherwise), the infringement, misappropriation, dilution, or other violation of the Intellectual Property of any Person. “Infringed” and “Infringing” mean the correlative of Infringement.

“Intellectual Property” means all intellectual property rights, including Patents, Trademarks, internet domain names, Copyrights, design rights, and Trade Secrets.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended.

“IPO” means the initial public offering of the SPAC Public Units pursuant to the IPO Prospectus.

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“IPO Prospectus” means the final prospectus of SPAC, dated as of April 24, 2025, and filed with the SEC on April 25, 2025 (File No. 333-283427).

“IT Systems” means all computer hardware, telecommunications and network equipment, other informational technology assets and equipment, software and industrial control systems that

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Knowledge” means, with respect to (a) the Company, the actual knowledge of any person set forth on Section 14.1 of the Company Disclosure Schedules, (b) SPAC, the actual knowledge of any person set forth on Section 14.1 of the SPAC Disclosure Schedules or (c) any other Party, (i) if an entity, the actual knowledge of its executive officers, directors or secretary, or (ii) if a natural person, the actual knowledge of such Party. No Party shall be deemed to have any other actual, imputed, or constructive knowledge regarding the subject matter of any of the relevant provisions.

“Law” means any federal, tribal, state, local, municipal, foreign or other law, statute, legislation, case law, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under IFRS or other applicable accounting standards).

“Lien” means any mortgage, pledge, security interest, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), or any filing or agreement to file a financing statement as debtor under applicable Law.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, liabilities, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries to consummate the Transactions or to perform its obligations under this Agreement or the Ancillary Documents to which it is party; provided, however, that for purposes of clause (a) above, any fact, event, occurrence, change or effect directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, facts, events, occurrences, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may or would have occurred a Material Adverse Effect: (i) general global, national, regional, state or local changes in the financial or securities markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets) or general economic or political or social conditions in the country or region in which such Person or any of its Subsidiaries do business, (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries operate, (iii) changes or proposed changed in GAAP, IFRS or other applicable accounting principles or mandatory changes in the regulatory accounting requirements (or any interpretation thereof) applicable to any industry in which such Person and its Subsidiaries principally operate, (iv) conditions caused by acts of God, epidemic, pandemics, terrorism, war (whether or not declared), natural or man-made disaster (including fires, flooding, earthquakes, hurricanes and tornados), civil unrest, terrorism or other force majeure or comparable events, (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein), (vi) changes attributable to the public announcement or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers or employees), (vii) changes or proposed changes in applicable Law (or any interpretation thereof) after the date of this Agreement, (viii) any actions required to be taken, or required not to be taken, pursuant to the terms of this Agreement, (ix) in respect of the Company, any action taken by, or at the written request of, SPAC and in respect of SPAC or PubCo, any action taken by, or at the written request of, the Company, (x) with respect to SPAC, the consummation and effects of the Redemption Rights

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and (xi) any breach of any covenants, agreements or obligations of any Pre-Funded PIPE Investor or Closing PIPE Investor under the Pre-Funded PIPE Subscription Agreement or the PIPE Agreements, as applicable (including any breach of such Person’s obligations to fund any amounts thereunder when required); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i)-(iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person and its Subsidiaries, taken as a whole, compared to other participants in the industries and geographic location in which such Person or any of its Subsidiaries conducts its businesses (in which case only the incremental disproportionate impact may be taken into account). Notwithstanding the foregoing, with respect to SPAC, the aggregate amount redeemed pursuant to the Redemption Rights shall not be deemed to be a Material Adverse Effect on SPAC.

“Merger Sub Fundamental Warranties” means the warranties contained in Section 5.1 (Organization and Standing), Section 5.2 (Authorization; Binding Agreement), Section 5.5 (Capitalization) and Section 5.7 (Finders and Brokers).

“Merger Sub Shares” means the ordinary shares of US$1.00 par value per share of Merger Sub.

“Order” means any order, decree, ruling, judgment, injunction, writ, binding determination or decision, verdict or judicial award that is or has been entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Ordinary Share Price” means the share price equal to the closing sale price of one PubCo Ordinary Share as reported on Nasdaq (or the exchange on which the PubCo Ordinary Shares are then listed) for a period of at least twenty (20) days out of thirty (30) consecutive Trading Days ending on the Trading Day immediately prior to the date of determination, in each case subject to Equitable Adjustment.

“Organizational Documents” means, with respect to any Person, its articles of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended (including, solely with respect to the Company, the Shareholders Agreement).

“Patents” means any patents, utility models, and applications therefor (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Permits” means all federal, state, local or foreign permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders issued by or filed with any Governmental Authority.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not yet delinquent or (ii) being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS or GAAP, as applicable, with respect thereto, (b) Liens imposed by operation of Law or non-monetary encumbrances that would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred, pledges or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance and other social security legislation, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (e) Liens arising under this Agreement or any Ancillary Document, (f) such imperfections of title, easements, covenants, encumbrances, Liens, or other similar restrictions on real property that would not be reasonably expected to materially impair the current use or operations of the business of the Target Companies or any assets that are subject thereto, (g) materialmen’s, mechanic’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens, or deposits to obtain the release of such Liens, (h) restrictions on the transfer of securities imposed by applicable securities Laws, (i) zoning, building, land use, entitlement, conservation restrictions or other similar restrictions on real property, including rights of way and similar encumbrances identified on any surveys, and other land use and environmental regulations promulgated by Governmental Authorities, (j) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety, indemnity and appeal bonds, performance and fiduciary bonds and other obligations of a like nature, in each case in the ordinary course of business, (k) non-exclusive licenses (or sublicenses) of Intellectual Property owned by the Target Companies granted in the ordinary course of business, (l) any (i) statutory Liens in favor of any lessor or

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landlord, (ii) Liens set forth in leases, subleases, easements, licenses, rights of use, rights to access and rights-of-way or (iii) Liens benefiting or encumbering any superior estate, right or interest, (m) any Liens that are discharged or released at or prior to the Closing, (n) any purchase money Liens, equipment leases or similar financing arrangements, (o) the rights of lessors under leasehold interests or (p) Liens specifically identified on the consolidated statement of financial position of the Target Companies.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), company, limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Data” means (a) any information relating to an identified or identifiable natural person or that is reasonable capable of being used to identify a natural person or (b) any piece of information considered “personally identifiable information”, “personal information”, “personal data” or other comparable term under applicable Data Protection Laws.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Pre-Signing PIPE Agreement” means that certain Subscription Agreement Relating to Air Water UK, dated as of July 25, 2025, by and between Air Water UK and Inflection Point Fund.

“Pre-Signing Reorganization” has the meaning set forth in the Recitals hereto.

“Pre-Signing Reorganization Intended Tax Treatment” has the meaning set forth in Section 7.14(v).

“PSU Holder” means each individual designated as a PSU Holder on Section 2.10(b) of the Company Disclosure Schedule.

“PubCo Fundamental Warranties” means the warranties contained in Section 6.1 (Organization and Standing), Section 6.2 (Authorization; Binding Agreement), Section 6.5 (Capitalization) and Section 6.7 (Finders and Brokers).

“PubCo Ordinary Shares” means the ordinary shares of US $0.001 par value per share of PubCo.

“PubCo Preferred Share Issue Price” means $1,000 per PubCo Preferred Share.

“PubCo Preferred Shares” means the series A preferred shares of US $0.001 par value per share of PubCo.

“PubCo Securities” means the PubCo Ordinary Shares, PubCo Preferred Shares and the PubCo Series A Investor Warrants, collectively.

“Redeeming SPAC Share” means each SPAC Class A Ordinary Share in respect of which the applicable holder thereof has validly exercised its Redemption Right (and not waived, withdrawn or otherwise lost such rights in accordance with the terms of the SPAC Charter and applicable Law).

“Redemption Amount” means the aggregate amount payable with respect to all Redeeming SPAC Shares.

“Redemption Price” means the product of (x) the Redemption Amount divided by (y) the total number of Redeeming SPAC Shares.

“Redemption Rights” means the right of an eligible (as determined in accordance with the SPAC Charter) holder of SPAC Class A Ordinary Shares to redeem all or a portion of its SPAC Class A Ordinary Shares (in connection with the Transactions or otherwise) as set forth in the SPAC Charter.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, disposal, discharge, dispersal, escaping, dumping, or leaching into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata).

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“Remedial Action” means all actions required by Environmental Law to (a) clean up, remove, treat, or in any other way address any Release of Hazardous Material, (b) prevent the Release of any Hazardous Material so it does not substantially endanger or threaten to substantially endanger public health or welfare or the environment, (c) perform pre-remedial studies and investigations or post-remedial monitoring and care or (d) correct a condition of material noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Revenue” means revenue of PubCo from continuing operations, excluding extraordinary gains, all as determined in accordance with IFRS.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Shareholders Agreement” means the Amended and Restated Shareholders Agreement relating to the Company between the Investors, TAU, the Other Shareholders (each such term as defined therein) and the Company dated August 25, 2025.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“SPAC Affiliate” means (i) (A) any direct or indirect shareholder, member, general or limited partner, other equityholder of SPAC or any other Person that, directly or indirectly, controls, is controlled by or is under direct or indirect common control with SPAC, including the Sponsor, (B) after the Closing, PubCo, the Company or any of its Subsidiaries and (C) any past, present or future director, officer, employee, incorporator, manager, controlling person, affiliate, subsidiary, portfolio company or Representative of, and any financing source or lender to (1) SPAC, (2) after the Closing, PubCo or its Subsidiaries (including the Target Companies and their respective Subsidiaries) or (3) any person referred to in the foregoing clause (i)A) or (ii) any of their respective heirs, executors, administrators, successors or assigns. For purposes of this definition, “control” (including with correlative meanings, the terms “controlled by” and “common control with”), shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of SPAC or such Person.

“SPAC Charter” means the amended and restated memorandum and articles of association of SPAC dated April 24, 2025, as the same may be amended or modified from time to time after the date hereof.

“SPAC Class A Ordinary Share” means the Class A ordinary shares, par value $0.0001 per share, of SPAC.

“SPAC Class B Ordinary Share” means the Class B ordinary shares, par value $0.0001 per share, of SPAC.

“SPAC Confidential Information” means all confidential or proprietary documents and information concerning SPAC or any of its Representatives; provided, however, that SPAC Confidential Information shall not include any information which, at the time of the disclosure to the Company, PubCo or any of their respective Affiliates or Representatives, (a) was generally available publicly and was not disclosed in breach of this Agreement or (b) was previously known by such receiving Party without violation of Law or any confidentiality obligation by the Person receiving such SPAC Confidential Information. For the avoidance of doubt, from and after the Closing, SPAC Confidential Information will include the confidential or proprietary information of the Target Companies.

“SPAC Fundamental Warranties” means the warranties contained in Section 4.1 (Organization and Standing), Section 4.2 (Authorization; Binding Agreement), Section 4.4(a) (Non-Contravention), Section 4.17 (Finders and Brokers), Section 4.22 (Trust Account) and Section 4.24 (Fairness Opinion).

“SPAC Public Unit” means a unit consisting of one SPAC Class A Ordinary Share and one SPAC Right issued in the SPAC IPO.

“SPAC Right” means a right to receive one-tenth (1/10) of one Class A Ordinary Share in accordance with the terms of the SPAC Rights Agreement.

“SPAC Rights Agreement” means the Rights Agreement between SPAC and Continental Stock Transfer & Trust Company, dated April 24, 2025.

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“SPAC Securities” means the SPAC Units, SPAC Shares and the SPAC Rights, collectively.

“SPAC Shares” means the SPAC Class A Ordinary Shares and the SPAC Class B Ordinary Shares, collectively.

“SPAC Transaction Expenses” means the aggregate amount of all fees, costs and expenses, in each case including any VAT thereon, (whether or not yet invoiced), that have been incurred prior to the Closing by or on behalf of SPAC, which SPAC has agreed to pay or is otherwise liable for (including, if applicable, fees, costs and expenses of the managers, directors, officers, employees and consultants of SPAC which SPAC has agreed to pay or is otherwise liable for) in connection with the negotiation, execution, performance or consummation of this Agreement and the Ancillary Documents and the Transactions or the IPO and that constitute fees, costs and expenses of third-party counsel, advisors, brokers, finders, consultants, investment bankers, accountants, auditors and experts (including deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO). For the avoidance of doubt, no fees, costs and expenses incurred by SPAC in connection with the negotiation, execution, performance or consummation of any transaction or other activities of SPAC other than the Transactions shall be considered SPAC Transaction Expenses hereunder.

“SPAC Unit” means a unit consisting of one SPAC Class A Ordinary Share and one SPAC Right, including the units initially issued in the SPAC IPO, the private placement conducted concurrently with the SPAC IPO, and any units issued upon conversion of SPAC working capital loans pursuant to the terms thereof.

“Subsidiary” means, with respect to any Person, any corporation, company, partnership, association or other business entity of which (a) if a corporation or company, a majority of the total voting power of capital shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Companies” means, collectively, all of the Company and the Company Subsidiaries and “Target Company” means any of them.

“Tax Return” means any return, computation, self-assessment, submission, notice, election, form, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or submitted or required to be filed or submitted with a Governmental Authority in connection with the determination, assessment, payment or collection of any Taxes or the administration, implementation, or enforcement of, or compliance with, any Laws or administrative requirements relating to any Taxes.

“Taxes” or “Tax” means any and all national, federal, state, local, or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, capital stock, ad valorem, Value Added Tax, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, escheat, unclaimed property, sales, use, transfer, or registration taxes and other governmental charges, duties, levies, alternative or add-on minimum, estimated and other similar charges, in each case, wherever and whenever imposed by a Governmental Authority, and including any interest, penalty, or addition thereto, whether disputed or not.

“Trade Secrets” means any trade secrets, and any other intellectual property rights arising under applicable Law, in confidential or proprietary information, concepts, ideas, designs, research or development information, processes, procedures, techniques, formulae technical information, specifications, methods, know-how, data, discoveries, and inventions (but excluding any Patents or Copyrights therein).

“Trading Day” means any day on which PubCo Ordinary Shares are actually traded on the principal securities exchange or securities market on which PubCo Ordinary Shares are then traded.

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“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Treasury Regulations” means the regulations (including temporary and proposed) promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Triggering Event” means either Triggering Event I, Triggering Event II, Triggering Event III or Triggering Event IV.

“Triggering Event I” shall occur if either (a) with respect to any full fiscal quarter of PubCo ending on or prior to June 30, 2026, the Revenue for such fiscal quarter exceeds $25,000,000, or (b) PubCo or any of its consolidated subsidiaries enters into a binding and definitive agreement on or prior to June 30, 2026 with the US Federal Emergency Management Agency (FEMA), the US Department of Defense or other US federal agency or Regenrate1 LLC that provides for minimum annual and recurring Revenue of at least $100,000,000.

“Triggering Event II” shall occur if, with respect to any full fiscal quarter of PubCo ending on or prior to December 31, 2026, the Revenue for such fiscal quarter exceeds $50,000,000.

“Triggering Event III” shall occur if, with respect to any full fiscal quarter of PubCo ending on or prior to December 31, 2026, the EBITDA for such fiscal quarter exceeds $12,500,000.

“Triggering Event IV” shall occur if, within the Earnout Period, the Ordinary Share Price is greater than or equal to $20.00, subject to Equitable Adjustment.

“Trust Account” means the trust account established by SPAC for the benefit of its public shareholders with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of April 24, 2025, as it may be amended (including to accommodate the First Merger), by and between SPAC and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company, a New York corporation, in its capacity as trustee under the Trust Agreement.

“Value Added Tax” or “VAT” means, in the United Kingdom, value added tax chargeable pursuant to the Value Added Tax Act 1994, and in relation to any jurisdiction within the European Union, value added tax provided for in Directive 2006/112/EC and charged under provisions of any national legislation implementing that directive or Directive 77/388/EEC together with legislation supplemental thereto, and, in relation to any other jurisdiction, the equivalent Tax (if any) in that jurisdiction, or any similar or replacement Tax.

14.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section
2024 Unaudited Company Financial Statements	7.7(a)
Acquisition Proposal	8.9
Agreement	Preamble
Air Water UK	Preamble
Alternative Transaction	8.9
Audited Company Financial Statements	7.7(a)
Antitrust Laws	8.12(b)
Business Combination	12.1
Closing	3.1
Closing Cash	8.19(b)
Closing Date	3.1
Closing Filing	8.16(b)
Closing PIPE Investor	Recitals
Closing PIPE Subscription Agreement	Recitals

Annex A-1-75

Term	Section
Closing Press Release	8.16(b)
Company	Preamble
Company Benefit Plan	7.18(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Collective Bargaining Agreement	7.17(a)
Company D&O Tail Insurance	8.18(c)
Company Disclosure Schedules	Article VII
Company Financial Statements	7.7(a)
Company Material Contract	7.12(a)
Company Permits	7.10
Company Real Property Leases	7.15
Company Registered IP	7.13(a)
Company Support Agreements	Recitals
Company Warrants	Recitals
Confidentiality Agreement	8.1(c)
Contracting Parties	13.13
Customs & Export Control Laws	4.19(d)
D&O Indemnified Persons	8.18(a)
Disqualified Individual	8.22(d)
DTC	2.6
Earnout Shares	2.10(a)
Enforceability Exceptions	4.2
Environmental Permits	7.19(a)
Exchange Ratio	2.2(a)
Exchanged PSU	2.2(f)
Exchanged RSU	2.2(e)
Extension	8.3(a)
FCPA	4.19(a)
Federal Securities Laws	8.10
First Merger	Recitals
First Merger Effective Time	1.2(a)
First Plan of Merger	1.1
First Surviving Company	1.1(a)
Future PIPE Agreements	Recitals
Future PIPE Investor	Recitals
Inflection Point Fund	Recitals
Intended Tax Treatment	2.9
Interim Financial Statements	8.6(b)
Interim Unaudited Company Financial Statements	7.7(a)
Interim Period	8.1(a)
ITEPA	7.14(q)
Legal Restraint	10.1(c)
Lock-Up Agreement	8.21
Material Customer	7.22(a)
Material Customer Agreement	7.22(a)
Material Supplier	7.22(b)
Material Supplier Agreement	7.22(b)
Merger	Recitals
Merger Sub	Preamble

Annex A-1-76

Term	Section
MLB	13.14(b)
Nasdaq	4.3
New Registration Rights Agreement	8.20
Nonparty Affiliates	13.13
OFAC	4.19(d)
Outside Date	11.1(b)
Parties	Preamble
Party	Preamble
PCAOB Financial Statements	8.6(a)
PIPE Agreements	Recitals
PIPE Investment	Recitals
PIPE Investors	Recitals
Post-Closing PubCo Board	1.5(a)(i)
Post-Closing PubCo Directors	1.5(a)(i)
Post-Closing PubCo Officers	1.5(a)(ii)
Pre-Funded PIPE Investment	Recitals
Pre-Funded PIPE Investors	Recitals
Pre-Funded PIPE Subscription Agreement	Recitals
Pre-Signing Reorganization	Recitals
Pre-Signing Reorganization Intended Tax Treatment	7.14(v)
Proxy Statement	8.15(a)
PubCo	Preamble
PubCo A&R Articles	1.4(a)
PubCo Board	Recitals
PubCo Equity Incentive Plan	8.22(a)
PubCo ESPP	8.22(b)
PubCo Series A Investor Warrants	2.2(c)
PubCo Sole Shareholder	Recitals
Registration Statement	8.15(a)
Registration Statement Effective Date	8.15(b)
Related Person	4.19(d)
Required Shareholder Approval	10.1(a)
Rights Conversion	2.1(c)
Sanctioned Jurisdiction	4.19(d)
Sanctioned Person	7.24(a)
Sanctions	4.19(d)
SEC Reports	4.6(a)
Second Merger	Recitals
Second Merger Effective Time	1.2(b)
Second Plan of Merger	1.1(b)
Second Surviving Company	1.1(b)
Section 280G Materials	8.22(d)
Section 280G Payments	8.22(d)
Section 280G Vote	8.22(d)
Shareholder Approval Matters	8.15(a)
Signing Filing	8.16(b)
Signing Press Release	8.16(b)
SPAC	Preamble
SPAC Arrangements	8.22(d)
SPAC Board	Recitals

Annex A-1-77

Term	Section
SPAC Board Recommendation	Recitals
SPAC Class B Ordinary Share Conversion	2.1(b)
SPAC D&O Tail Insurance	8.18(b)
SPAC Disclosure Schedules	Article IV
SPAC Dissenting Shares	2.1(i)
SPAC Financials	4.6(c)
SPAC Material Contract	4.14(a)
SPAC Permits	4.10
SPAC Per Share Merger Consideration	Recitals
SPAC Shareholders	Recitals
Special Shareholder Meeting	8.15(a)
Sponsor	Preamble
Sponsor Support Agreement	Recitals
Tau Capital	Recitals
Transactions	Recitals
Transfer Agent	2.6
Transfer Taxes	8.14(d)
Trust Account Released Claims	12.1
Unit Separation	2.1(a)
W&C	13.14(a)
Waived 280G Benefits	8.22(d)
Written Resolution	8.27

[Signature Pages Follow]

Annex A-1-78

IN WITNESS WHEREOF, the following Parties have caused this Agreement to be duly executed as of the date first above written.

SPAC:
INFLECTION POINT ACQUISITION CORP. III
By:	/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Chairman and Chief Executive Officer

[Signature Page to the Business Combination Agreement]

Annex A-1-79

Merger Sub:
IPCX Merger sub LIMITED
By:	/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Director

[Signature Page to the Business Combination Agreement]

Annex A-1-80

PubCo:
AIR WATER VENTURES LIMITED
By:	/s/ Andrea Mollica
Name:	Andrea Mollica
Title:	Director

[Signature Page to the Business Combination Agreement]

Annex A-1-81

Company:
AIR WATER VENTURES HOLDINGS LIMITED
By:	/s/ Andrea Mollica
Name:	Andrea Mollica
Title:	Director

[Signature Page to the Business Combination Agreement]

Annex A-1-82

Exhibit A

Reserved

Annex A-1-83

Exhibit B

Company Warrants

Annex A-1-84

Exhibit C

Sponsor Support Agreement

Annex A-1-85

Exhibit D

Form of Company Support Agreement

Annex A-1-86

Exhibit E

Form of First Plan of Merger

Annex A-1-87

Exhibit F

Form of Second Plan of Merger

Annex A-1-88

Exhibit G

Reserved

Annex A-1-89

Exhibit H

PubCo Series A Investor Warrants

Annex A-1-90

Exhibit I

Form of New Registration Rights Agreement

Annex A-1-91

Exhibit J-1

Form of Lock-Up Agreement (Company)

Annex A-1-92

Exhibit J-2

Form of Lock-Up Agreement (Sponsor)

Annex A-1-93

Exhibit K

Form of PubCo A&R Articles

Annex A-1-94

Annex A-2

Execution Version

AMENDMENT TO BUSINESS COMBINATION AGREEMENT

This Amendment to Business Combination Agreement (this “Amendment”), dated as of December 31, 2025 (the “Amendment Date”), amends that certain Business Combination Agreement, dated as of August 25, 2025 (the “Agreement”), by and among Inflection Point Acquisition Corp. III, a Cayman Islands exempted company (“SPAC”), Air Water Ventures Holdings Limited, a Cayman Islands exempted company (the “Company”), Air Water Ventures Limited, a Cayman Islands exempted company and IPCX Merger Sub Limited, a Cayman Islands exempted company. All capitalized terms used in this Amendment but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Agreement.

WHEREAS, pursuant to Section 13.8 of the Agreement, SPAC and the Company (the “Parties”) may amend the Agreement by executing an amendment in writing; and

WHEREAS, the Parties desire to amend the Agreement as provided below.

NOW, THEREFORE, in consideration of the foregoing and the promises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.           Amendment to the Agreement.

(i)          Section 8.22(c) of the Agreement is hereby deleted in its entirety and replaced with the following:

(c)         The PubCo Equity Incentive Plan and the PubCo ESPP, taken together, shall provide for an initial aggregate share reserve thereunder equal to an amount no greater than 10.0% of PubCo’s issued share capital as of immediately after Closing, increased by the number of PubCo Ordinary Shares reasonably necessary to settle Exchanged RSUs and Exchanged PSUs.

2.           Full Force and Effect.    Except as expressly amended hereby, the Agreement remains unchanged and in full force and effect, and this Amendment shall be governed by the terms of the Agreement, as amended by this Amendment. From and after the date of this Amendment, each reference in the Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import, and all references to the Agreement in any and all agreements, instruments, documents, notes, certificates and other writings of every kind of nature (other than in this Amendment or as otherwise expressly provided) will be deemed to mean the Agreement, as amended by this Amendment, whether or not this Amendment is expressly referenced.

3.           Provisions Incorporated by Reference.    The provisions of Article XIII of the Agreement are incorporated herein by reference and shall apply to this Amendment mutatis mutandis.

[Signature Page Follows]

Annex A-2-1

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the Amendment Date.

SPAC:
INFLECTION POINT ACQUISITION CORP. III, a Cayman Islands exempted company
By: /s/ Michael Blitzer
Name: Michael Blitzer
Title: Chief Executive Officer
COMPANY:
AIR WATER VENTURES HOLDINGS LIMITED
By: /s/ Andrea Mollica
Name: Andrea Mollica
Title: Director

[Signature Page to Amendment to Business Combination Agreement]

Annex A-2-2

Annex A-3

Execution Version

SECOND AMENDMENT

TO

BUSINESS COMBINATION AGREEMENT

This Second Amendment to Business Combination Agreement (this “Amendment”), dated as of June 5, 2026 (the “Amendment Date”), amends that certain Business Combination Agreement, dated as of August 25, 2025, by and among Inflection Point Acquisition Corp. III, a Cayman Islands exempted company (“SPAC”), Air Water Ventures Holdings Limited, a Cayman Islands exempted company (the “Company”), Air Water Ventures Limited, a Cayman Islands exempted company and IPCX Merger Sub Limited, a Cayman Islands exempted company, as amended by the parties thereto in the Amendment to the Agreement dated as of December 31, 2025 (such agreement as amended as of the date hereof, the “Agreement”). All capitalized terms used in this Amendment but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Agreement.

WHEREAS, pursuant to Section 13.8 of the Agreement, SPAC and the Company (the “Parties”) may amend the Agreement by executing an amendment in writing; and

WHEREAS, the Parties desire to amend the Agreement as provided below.

NOW, THEREFORE, in consideration of the foregoing and the promises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.           Amendments to the Agreement.

a.           Section 14.1        Definitions.

i.            Each of the defined terms listed below is hereby amended and restated as follows:

“Company Consideration Shares” means that number of PubCo Ordinary Shares determined by dividing (x) $200,000,000 by (y) the Redemption Price.

“Earnout Period” means the time period beginning on the date that is the 6-month anniversary of the Closing Date and ending on June 30, 2028.

“EBITDA” means, with respect to a particular fiscal quarter, PubCo’s consolidated net income for such fiscal quarter, calculated in accordance with IFRS, before giving effect to interest expense, taxes on income, depreciation or amortization as adjusted to (a) exclude any non-recuring revenue, one-time or extraordinary gains, income, costs or expenses and (b) add back any restructuring costs, charges or expenses, in each case incurred or recognized during such fiscal quarter.

“Eligible Company Equityholders” means each holder of an issued and outstanding Company Ordinary Share, Company Series A1 Preferred Share or Company Warrant as of the date of this Amendment, in each case as set forth on Schedule 2.10(b) of the Company Disclosure Schedule; provided however that “Eligible Company Equity holders” shall not include any holders of Company Series A1 Preferred Shares or Company Warrants that are considered PIPE Investors.

“Ordinary Share Price” means the share price equal to the closing sale price of one PubCo Ordinary Share as reported on Nasdaq (or the exchange on which the PubCo Ordinary Shares are then listed) for a period of at least 30 Trading Days out of 45 consecutive Trading Days ending on the Trading Day immediately prior to the date of determination, in each case subject to Equitable Adjustment.

“Triggering Event I” shall occur if, on or prior to the quarter ending December 31, 2027, the Revenue Run Rate equals or exceeds $80,000,000.

Annex A-3-1

“Triggering Event II” shall occur if, on or prior to the quarter ending December 31, 2027, the EBITDA Run Rate equals or exceeds $30,000,000.

“Triggering Event III” shall occur if, on or prior to the quarter ending June 30, 2028, (a) the Revenue Run Rate equals or exceeds $160,000,000 and (b) the EBITDA Run Rate equals or exceeds $70,000,000.

ii.         Each of the terms listed below is hereby added to Section 14.1 as follows:

“EBITDA Run Rate” means the projected EBITDA of PubCo for a 4-quarter period, which shall be calculated by multiplying the aggregate actual quarterly EBITDA publicly reported by PubCo for the Subject Quarters by two. By way of example, assuming EBITDA Run Rate is calculated immediately following the end of the quarter ending December 31, 2027, EBITDA Run Rate would be calculated by multiplying (a) the sum of the actual quarterly EBITDA publicly reported by Pubco for the fiscal quarter ending September 30, 2027 and the fiscal quarter ending December 31, 2027, by (b) two.

“Revenue Run Rate” means the projected Revenue of PubCo for a 4-quarter period, which shall be calculated by multiplying the aggregate actual quarterly Revenue publicly reported by PubCo for the Subject Quarters by two. By way of example, assuming Revenue Run Rate is calculated immediately following the end of the quarter ending December 31, 2027, Revenue Run Rate would be calculated by multiplying (a) the sum of the actual quarterly Revenue publicly reported by Pubco for the fiscal quarter ending September 30, 2027 and the fiscal quarter ending December 31, 2027, by (b) two.

“Subject Quarters” means, for purposes of calculating Revenue Run Rate and EBITDA Run Rate, the two most recently completed fiscal quarters of Pubco as of the date of calculation of Revenue Run Rate or EBITDA Run Rate, as applicable.

b.           Section 2.10        Earnout Shares.

i.          Section 2.10 is hereby amended and restated in its entirety as follows:

2.10       Earnout Shares.

(a)         In addition to the issuance of the PubCo Securities pursuant to Section 2.2, as promptly as reasonably practicable (but in any event, within five (5) Business Days) after the occurrence of a Triggering Event, PubCo shall issue to the Eligible Company Equityholders and the PSU Holders the following aggregate number of PubCo Ordinary Shares (subject to Equitable Adjustment and including, for the avoidance of doubt, the PubCo Ordinary Shares issued pursuant to the Company PSUs, the “Earnout Shares”), upon the terms and subject to the conditions set forth in this Agreement, provided that the shares underlying Company PSUs shall be issued at the time set forth in the applicable award agreement evidencing the Company PSUs:

(i)          Upon the occurrence of Triggering Event I, a one-time issuance of 5,000,000 Earnout Shares;

(ii)         Upon the occurrence of Triggering Event II, a one-time issuance of 5,000,000 Earnout Shares;

(iii)        Upon the occurrence of Triggering Event III, a one-time issuance of 5,000,000 Earnout Shares; and

(iv)         Upon the occurrence of Triggering Event IV, a one-time issuance of 5,000,000 Earnout Shares.

(b)         The Earnout Shares with respect to each Triggering Event shall be allocated among the Eligible Company Equityholders and PSU Holders as set forth in Section 2.10(b) of the Company Disclosure Schedules.

(c)         For the avoidance of doubt, the Eligible Company Equityholders, and PSU Holders shall be entitled to receive Earnout Shares upon the occurrence of each Triggering Event; provided, however, that each Triggering Event shall only occur once, if at all, and in no event shall the sum of the Earnout Shares exceed 20,000,000.

Annex A-3-2

(d)         The PubCo Ordinary Share price target set forth in the definition of Triggering Event IV shall be subject to Equitable Adjustment.

(e)         Any issuance and delivery of Earnout Shares to Eligible Company Equityholders shall be treated as an adjustment to the PubCo Ordinary Shares received in the Second Merger by the Parties for all applicable Tax purposes, unless otherwise required pursuant to a “determination” (as defined in Section 1313(a) of the Code or any similar provision of U.S. state, local or non-U.S. Law), and such issuance and delivery of Earnout Shares to Eligible Company Equityholders that are holders of Company Ordinary Shares is intended to comply with, and shall be effected in accordance with, IRS Rev. Proc. 84-42, 1984-1 C.B. 521.

c.    Section 2.10(b) of the Company Disclosure Schedules.

i.   Section 2.10(b) of the Company Disclosure Schedules is hereby amended and restated as set forth on Annex A hereto.

2.           Full Force and Effect. Except as expressly amended hereby, the Agreement remains unchanged and in full force and effect, and this Amendment shall be governed by the terms of the Agreement, as amended by this Amendment. From and after the date of this Amendment, each reference in the Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import, and all references to the Agreement in any and all agreements, instruments, documents, notes, certificates and other writings of every kind of nature (other than in this Amendment or as otherwise expressly provided) will be deemed to mean the Agreement, as amended by this Amendment, whether or not this Amendment is expressly referenced.

3.           Provisions Incorporated by Reference. The provisions of Article XIII of the Agreement are incorporated herein by reference and shall apply to this Amendment mutatis mutandis.

[Signature Page Follows]

Annex A-3-3

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the Amendment Date.

SPAC:
INFLECTION POINT ACQUISITION CORP. III, a Cayman Islands exempted company
By: /s/ Michael Blitzer
Name: Michael Blitzer
Title: Chief Executive Officer
COMPANY:
AIR WATER VENTURES HOLDINGS LIMITED
By: /s/ Andrea Mollica
Name: Andrea Mollica
Title: Director

[Signature Page to Amendment to Business Combination Agreement]

Annex A-3-4

Annex B

Final Form

Dated [•] 2025

Inflection Point Acquisition Corp. III

and

Air Water Ventures Limited

_____________________________________

PLAN OF MERGER

_____________________________________

CONTENTS

Annex B Page No.
1	Definitions and Interpretation	B-1
2	Name and registered office of each Constituent Company	B-2
3	Shares in the Constituent Companies	B-2
4	Effective Date	B-2
5	Terms and conditions of the Merger	B-2
6	Rights and restrictions attaching to the shares of the Surviving Company	B-3
7	Constitutional documentation of the Surviving Company	B-3
8	Director benefits	B-3
9	Secured creditors	B-3
10	Directors of the Surviving Company	B-3
11	Authorisations	B-3
12	Termination or amendment	B-4
13	Counterparts	B-4
14	Governing law and jurisdiction	B-4
Schedule 1		B-6
Schedule 2		B-7

Annex B-i

This plan of merger (this Plan of Merger) is made on [•] 2025.

PARTIES:

1           Air Water Ventures Limited, an exempted company incorporated in the Cayman Islands with registered number 424392 and having its registered office at c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands (the Surviving Company); and

2           Inflection Point Acquisition Corp. III, an exempted company incorporated in the Cayman Islands with registered number 406813 and having its registered office at Conyers Trust Company (Cayman) Limited, PO Box 2681, George Town, Cricket Square, Hutchins Drive, Grand Cayman, KY1-1111, Cayman Islands (the Merging Company)

(the Surviving Company and the Merging Company are together known as the Constituent Companies).

RECITALS:

A           The directors of each Constituent Company have approved a merger of the Constituent Companies so that the Merging Company will merge with and into the Surviving Company (the Merger). Immediately upon the Merger becoming effective the undertaking, property and liabilities of the Constituent Companies will automatically vest in the Surviving Company, the Merging Company will cease to exist and the Surviving Company will continue as the surviving company.

B            Part 16 of the Companies Act (Revised) of the Cayman Islands (the Companies Act) provides for the statutory mechanics by which the Merger can be effected. Amongst other matters, the Companies Act requires that a written plan of merger be approved by each of the Constituent Companies and their shareholders and that such plan of merger be signed by a director on behalf of each Constituent Company and be filed with the Registrar of Companies in the Cayman Islands (the Registrar). Section 233(4) of the Companies Act provides a list of prescribed matters which must be addressed in the plan of merger.

C            Each Constituent Company wishes to enter this Plan of Merger in accordance with Part 16 of the Companies Act.

D           The directors of each Constituent Company have also approved the terms and conditions of a business combination agreement dated [•] August 2025 by and among the Surviving Company, the Merging Company, Air Water Ventures Holdings Limited and IPCX Merger Sub Limited (the Merger Agreement attached at Schedule 2 hereto).

It is agreed as follows:

1           Definitions and Interpretation

1.1        Terms not otherwise defined in this Plan of Merger will have the meanings given to them in the Merger Agreement.

1.2        In this Plan of Merger:

(a)          except where the context otherwise requires, words denoting the singular include the plural and vice versa, words denoting a gender include every gender and references to persons include bodies corporate and unincorporated;

(b)          references to recitals, clauses and Schedules are, unless the context otherwise requires, references to recitals and clauses hereof and Schedules hereto and references to sub-clauses are, unless otherwise stated, references to the sub-clause of the clause in which the reference appears;

(c)          the recitals and the Schedules form part of this Plan of Merger and will have the same force and effect as if they were expressly set out in the body of this Plan of Merger and any reference to this Plan of Merger will include the recitals and the Schedules;

(d)          any reference to this Plan of Merger or to any agreement or document referred to in this Plan of Merger will be construed as a reference to such agreement or document as amended, varied, modified, supplemented, restated, novated or replaced from time to time;

Annex B-1

(e)          any reference to any statute or statutory provision will, unless the context otherwise requires, be construed as a reference to such statute or statutory provision as the same may have been or may be amended, modified, extended, consolidated, re-enacted or replaced from time to time; and

(f)          clause headings and the index are inserted for convenience only and will not affect the construction of this Plan of Merger.

2           Name and registered office of each Constituent Company

2.1        The Merging Company and the Surviving Company are the constituent companies (as defined in section 232 of the Companies Act) participating in the Merger.

2.2        The Surviving Company will be the surviving company (as defined in section 232 of the Companies Act) following the Merger.

2.3        Following the Merger the Surviving Company will continue to be named Air Water Ventures Limited.

2.4        The registered office of the Merging Company is c/o Conyers Trust Company (Cayman) Limited, PO Box 2681, George Town, Cricket Square, Hutchins Drive, Grand Cayman, KY1-1111, Cayman Islands.

2.5        The registered office of the Surviving Company is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

2.6        Following the Merger the registered office of the Surviving Company will continue to be c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

3           Shares in the Constituent Companies

3.1        Immediately prior to the Effective Date, the authorised share capital of the Merging Company will be USD55,500 divided into 500,000,000 Class A Ordinary Shares of par value of USD0.0001 each, 50,000,000 Class B Ordinary Shares of par value of USD0.0001 each and 5,000,000 preference shares of par value of USD0.0001 each, of which [•] Class A Ordinary Shares of par value USD0.0001 are issued and outstanding and there being no Class B Ordinary Shares or preference shares issued and outstanding.

3.2        Immediately prior to the Effective Date, the authorised share capital of the Surviving Company will be USD50,000 divided into 50,000,000 Ordinary shares of par value of USD0.001 each, of which one ordinary share of par value USD0.001 is issued and outstanding.

3.3         Immediately following the Merger, the authorised share capital of the Surviving Company will be USD[•] divided into: (i) [•] ordinary shares of USD[0.001] par value each; and (ii) [•] series A redeemable preference shares of USD[0.001] par value each, of which [•] ordinary shares of USD[0.001] par value each and [•] series A redeemable preference shares of USD[0.001] par value each will be issued and outstanding.

4           Effective Date

             The Merger will be effective on the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Companies Act or such later date as the directors of the Constituent Companies may agree and specify in accordance with this Plan of Merger and section 234 of the Companies Act (the Effective Date).

5           Terms and conditions of the Merger

5.1        The terms and conditions of the Merger, including the manner and basis of converting shares in the Merging Company into shares in the Surviving Company, are set out in this Plan of Merger and the Merger Agreement (including, without limitation, Article II of the Merger Agreement).

5.2        On the Effective Date:

(a)          the rights, the property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies will immediately vest in the Surviving Company in accordance with section 236(1)(b) of the Companies Act; and

Annex B-2

(b)          the Surviving Company will become liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges or security interests, and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies in accordance with section 236(1)(c) of the Companies Act.

5.3        On the Effective Date, the Registrar will strike off the Merging Company from the Register of Companies of the Cayman Islands in accordance with section 236(3) of the Companies Act.

6           Rights and restrictions attaching to the shares of the Surviving Company

             Following the Merger, the rights and restrictions attaching to the shares in the capital of the Surviving Company will be as detailed in the amended and restated memorandum and articles of association of the Surviving Company attached at Schedule 1 hereto.

7           Constitutional documentation of the Surviving Company

             On the Effective Date (but not before), the memorandum and articles of association of the Surviving Company shall be amended and restated by the deletion of the then-current memorandum and articles of association of the Surviving Company in their entirety and the substitution in their place of the amended and restated memorandum and articles of association of the Surviving Company attached at Schedule 1 hereto.

8           Director benefits

             No director of the Surviving Company or the Merging Company has received or will receive any amount or benefit consequent upon the Merger.

9           Secured creditors

             Neither the Surviving Company nor the Merging Company has any secured creditors nor has either the Surviving Company or the Merging Company granted any fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

10         Directors of the Surviving Company

             The names and addresses of the directors of the Surviving Company immediately following the Merger will be as follows:

Name	Address
[•]	[address]
[•]	[address]
[•]	[address]
[•]	[address]
[•]	[address]
[•]	[address]

11         Authorisations

11.1      The directors of each Constituent Company have approved this Plan of Merger in accordance with section 233(3) of the Companies Act.

11.2      The shareholders of each Constituent Company have authorised this Plan of Merger by way of a special resolution in accordance with section 233(6) of the Companies Act.

Annex B-3

12         Termination or amendment

12.1      In accordance with section 235(1) of the Companies Act, at any time prior to the Effective Date, subject to the Merger Agreement, this Plan of Merger may be:

(a)          terminated by the directors of either of the Constituent Companies; or

(b)          amended by the directors of both of the Constituent Companies to:

(i)           change the Effective Date, provided that the new Effective Date of the Merger complies with the provisions of section 234 of the Companies Act such that it cannot be a date later than the ninetieth day after the date of registration of the Plan of Merger with the Registrar; or

(ii)          to make any other changes to this Plan of Merger which the directors of both the Constituent Companies consider, in their sole and absolute discretion, to be necessary or desirable for the purpose of effecting the Merger, provided that such changes do not materially adversely affect any rights of the shareholders of either Constituent Company, as determined by the directors of each of the Surviving Company and the Merging Company, respectively.

12.2      If this Plan of Merger is terminated or amended in accordance with clause 12.1 after it has been filed with the Registrar but before it has become effective, the Constituent Companies must file or cause to be filed notice of the termination or amendment (as applicable) with the Registrar in accordance with sections 235(2) and 235(4) of the Companies Act and must distribute copies of such notice in accordance with section 235(3) of the Companies Act.

13         Counterparts

             This Plan of Merger may be executed and delivered in any number of counterparts, all of which taken together constitute one and the same document.

14         Governing law

This Plan of Merger is governed by and will be construed in accordance with the laws of the Cayman Islands.

[Signature page follows.]

Annex B-4

This Plan of Merger has been entered into by the parties on the date first written above.

Surviving Company
Signed for and on behalf of	)
Air Water Ventures Limited	)
by:	)
)
Name:	)
Title: Director	)
Merging Company
Signed for and on behalf of	)
Inflection Point Acquisition Corp. III	)
by:	)
)
Name:	)
Title: Director	)

Annex B-5

SCHEDULE 1

Amended and Restated Memorandum and Articles of Association of the Surviving Company

Annex B-6

SCHEDULE 2

Merger Agreement

Annex B-7

Annex C

Final Form

Companies Act (Revised)

Company Limited by Shares

_____________________________________________________

amended and restated
memorandum of association
OF
AIR WATER VENTURES LIMITED

_____________________________________________________

Adopted by special resolution on [   ] and effective on [   ]

Companies Act (Revised)

Company Limited by Shares

Amended and Restated

Memorandum of Association

of

Air Water Ventures Limited

Adopted by special resolution on [   ] and effective on [   ]

1            The name of the Company is Air Water Ventures Limited.

2            The registered office of the Company shall be at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

3            Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands.

4            Subject to the following provisions of this Memorandum, the Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by section 27(2) of the Companies Act (Revised), the Company has and is capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit.

5            Nothing in any of the preceding paragraphs permits the Company to carry on any of the following businesses without being duly licensed, namely:

(a)         the business of a bank or trust company without being licensed in that behalf under the Banks and Trust Companies Act (Revised); or

(b)         insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the Insurance Act (Revised); or

(c)         the business of company management without being licensed in that behalf under the Companies Management Act (Revised).

6            Unless licensed to do so, the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands. Despite this, the Company may effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands any of its powers necessary for the carrying on of its business outside the Cayman Islands.

7            The Company is a company limited by shares and accordingly the liability of each member is limited to the amount (if any) unpaid on that member’s shares.

8            The share capital of the Company is US$50,000 divided into 499,870,000 ordinary shares of US$0.0001 par value each and 130,000 series A redeemable preference shares of US$0.0001 par value each. However, subject to the Companies Act (Revised) and the Company’s articles of association, the Company has power to do any one or more of the following:

(a)         redeem or repurchase any of its shares;

(b)         increase or reduce its capital;

(c)         issue any part of its capital (whether original, redeemed, increased or reduced):

(i)  with or without any preferential, deferred, qualified or special rights, privileges or conditions; or

(ii)         subject to any limitations or restrictions

and unless the condition of issue expressly declares otherwise, every issue of shares (whether declared to be ordinary, preference or otherwise) is subject to this power; and

(d)         alter any of those rights, privileges, conditions, limitations or restrictions.

9            The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

Companies Act (Revised)

Company Limited By Shares

_____________________________________________________

AMENDED AND RESTATED
articles of association
of
AIR WATER VENTURES LIMITED

_____________________________________________________

(Adopted by special resolution passed on [   ] and effective on [   ])

Contents

Annex C Page Nos.
1 Definitions, interpretation and exclusion of Table A	C-1
Definitions	C-1
Interpretation	C-5
Exclusion of Table A Articles	C-6

2 Shares	C-6
Rights attaching to Ordinary Shares and Series A Shares	C-6
Power to issue Shares and options, with or without special rights	C-7
Power to pay commissions and brokerage fees	C-7
Trusts not recognised	C-8
Security interests	C-8
Power to vary class rights	C-8
Effect of new Share issue on existing class rights	C-8
Capital contributions without issue of further Shares	C-8
No bearer Shares or warrants	C-8
Treasury Shares	C-9
Rights attaching to Treasury Shares and related matters	C-9
Register of Members	C-9
Annual Return	C-9

3 Share certificates	C-9
Issue of share certificates	C-9
Renewal of lost or damaged share certificates	C-10

4 Lien on Shares	C-10
Nature and scope of lien	C-10
Company may sell Shares to satisfy lien	C-10
Authority to execute instrument of transfer	C-10
Consequences of sale of Shares to satisfy lien	C-11
Application of proceeds of sale	C-11

5 Calls on Shares and forfeiture	C-11
Power to make calls and effect of calls	C-11
Time when call made	C-11
Liability of joint holders	C-11
Interest on unpaid calls	C-12
Deemed calls	C-12
Power to accept early payment	C-12
Power to make different arrangements at time of issue of Shares	C-12
Notice of default	C-12
Forfeiture or surrender of Shares	C-12
Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender	C-12
Effect of forfeiture or surrender on former Member	C-13
Evidence of forfeiture or surrender	C-13
Sale of forfeited or surrendered Shares	C-13

6 Transfer of Shares	C-13
Form of Transfer	C-13
Power to refuse registration for Shares not listed on a Designated Stock Exchange	C-14
Suspension of transfers	C-14

Annex C-i

Annex C Page Nos.
Company may retain instrument of transfer	C-14
Notice of refusal to register	C-14

7 Transmission of Shares	C-14
Persons entitled on death of a Member	C-14
Registration of transfer of a Share following death or bankruptcy	C-14
Indemnity	C-15
Rights of person entitled to a Share following death or bankruptcy	C-15

8 Alteration of capital	C-15
Increasing, consolidating, converting, dividing and cancelling share capital	C-15
Dealing with fractions resulting from consolidation of Shares	C-16
Reducing share capital	C-16

9 Redemption and purchase of own Shares	C-16
Power to issue redeemable Shares and to purchase own Shares	C-16
Power to pay for redemption or purchase in cash or in specie	C-16
Effect of redemption or purchase of a Share	C-16
Redemption of Series A Shares – Put Option	C-17
Redemption of Series A Shares – Call Option	C-18

10 Conversion of Series A Shares	C-20

11 Adjustment of Conversion Price	C-24

12 Meetings of Members	C-29
Annual and extraordinary general meetings	C-29
Power to call meetings	C-29
Content of notice	C-30
Period of notice	C-30
Persons entitled to receive notice	C-30
Accidental omission to give notice or non-receipt of notice	C-31

13 Proceedings at meetings of Members	C-31
Quorum	C-31
Lack of quorum	C-31
Chairman	C-31
Right of a Director to attend and speak	C-31
Accommodation of Members at meeting	C-32
Security	C-32
Adjournment and Postponement	C-32
Method of voting	C-32
Taking of a poll	C-32
Chairman’s casting vote	C-33
Amendments to resolutions	C-33
Sole-Member Company	C-33

14 Voting rights of Members	C-33
Right to vote	C-33
Rights of joint holders	C-33
Representation of corporate Members	C-33
Member with mental disorder	C-34
Objections to admissibility of votes	C-34

Annex C-ii

Annex C Page Nos.
Form of proxy	C-34
How and when proxy is to be delivered	C-35
Voting by proxy	C-36

15 Number of Directors	C-36

16 Appointment, disqualification and removal of Directors	C-36
No age limit	C-36
Corporate Directors	C-36
No shareholding qualification	C-36
Appointment of Directors	C-36
Board’s power to appoint Directors	C-36
Removal of Directors	C-37
Resignation of Directors	C-37
Termination of the office of Director	C-37

17 Alternate Directors	C-37
Appointment and removal	C-37
Notices	C-38
Rights of alternate Director	C-38
Appointment ceases when the appointor ceases to be a Director	C-38
Status of alternate Director	C-38
Status of the Director making the appointment	C-39

18 Powers of Directors	C-39
Powers of Directors	C-39
Directors below the minimum number	C-39
Appointments to office	C-39
Provisions for employees	C-39
Exercise of voting rights	C-40
Remuneration	C-40
Disclosure of information	C-40

19 Delegation of powers	C-40
Power to delegate any of the Directors’ powers to a committee	C-40
Local boards	C-41
Power to appoint an agent of the Company	C-41
Power to appoint an attorney or authorised signatory of the Company	C-41
Borrowing Powers	C-42
Corporate Governance	C-42

20 Meetings of Directors	C-42
Regulation of Directors’ meetings	C-42
Calling meetings	C-42
Notice of meetings	C-42
Use of technology	C-42
Quorum	C-42
Chairman or deputy to preside	C-42
Voting	C-42
Recording of dissent	C-43
Written resolutions	C-43
Validity of acts of Directors in spite of formal defect	C-43

Annex C-iii

Annex C Page Nos.
21 Permissible Directors’ interests and disclosure	C-43

22 Minutes	C-44

23 Accounts and audit	C-44
Auditors	C-44

24 Record dates	C-44

25 Dividends	C-45
Source of dividends	C-45
Declaration of dividends by Members	C-45
Payment of interim dividends and declaration of final dividends by Directors	C-45
Apportionment of dividends	C-45
Right of set off	C-46
Power to pay other than in cash	C-46
How payments may be made	C-46
Dividends or other monies not to bear interest in absence of special rights	C-47
Dividends unable to be paid or unclaimed	C-47

26 Capitalisation of profits	C-47
Capitalisation of profits or of any share premium account or capital redemption reserve;	C-47
Applying an amount for the benefit of Members	C-47

27 Share Premium Account	C-47
Directors to maintain share premium account	C-47
Debits to share premium account	C-47

28 Seal	C-48
Company seal	C-48
Duplicate seal	C-48
When and how seal is to be used	C-48
If no seal is adopted or used	C-48
Power to allow non-manual signatures and facsimile printing of seal	C-48
Validity of execution	C-48

29 Indemnity	C-49
Release	C-49
Insurance	C-49

30 Notices	C-49
Form of notices	C-49
Electronic communications	C-50
Persons entitled to notices	C-50
Persons authorised to give notices	C-50
Delivery of written notices	C-51
Joint holders	C-51
Signatures	C-51
Giving notice to a deceased or bankrupt Member	C-51
Date of giving notices	C-51
Saving provision	C-52

Annex C-iv

Annex C Page Nos.
31 Authentication of Electronic Records	C-52
Application of Articles	C-52
Authentication of documents sent by Members by Electronic means	C-52
Authentication of document sent by the Secretary or Officers of the Company by Electronic means	C-52
Manner of signing	C-52
Saving provision	C-53

32 Transfer by way of continuation	C-53

33 Winding up	C-53
Distribution of assets in specie	C-53
No obligation to accept liability	C-53

34 Liquidation preference and exit provisions	C-54
Liquidation preference	C-54

35 Amendment of Memorandum and Articles	C-54
Power to change name or amend Memorandum	C-54
Power to amend these Articles	C-54

36 Mergers and Consolidations	C-55

37 Certain Tax Filings	C-55

38 Business Opportunities	C-55

39 Exclusive Jurisdiction and Forum	C-55

40 Series A Majority reserved matters	C-56

Annex C-v

Companies Act (Revised)

Company Limited by Shares

Amended and Restated
Articles of Association

of

Air Water Ventures Limited

(Adopted by special resolution passed on [    ] and effective on [    ])

1            Definitions, interpretation and exclusion of Table A

Definitions

1.1         In these Articles, the following definitions apply:

Accrued Value means, in relation to any Series A Share, the Stated Value together with any unpaid Arrears in respect of that Series A Share (subject to Equitable Adjustment and any adjustment pursuant to Article 25.8);

Act means the Companies Act (Revised) of the Cayman Islands, including any statutory modification or re-enactment thereof for the time being in force;

Affiliate means any person that, directly or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with a person;

Applicable Law means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person;

Arrears means, in relation to any Share, all arrears of any dividend or other sums payable in respect of that Share, whether or not earned or declared and irrespective of whether or not the Company has had at any time sufficient Available Reserves to pay such dividend or sums, together with all other amounts payable on that Share;

Articles means, as appropriate:

(a)         these amended and restated articles of association as amended, restated, supplemented and/or otherwise modified from time to time: or

(b)         two or more particular articles of these Articles;

and Article refers to a particular article of these Articles;

Auditors means the auditor or auditors for the time being of the Company;

Available Proceeds means, as appropriate: (i) consideration received by the Company for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, or any other expenses associated with the Deemed Liquidation Event or the dissolution of the Company), or (ii) Surplus Assets, in each case as determined in good faith by the Board, together with any other assets of the Company available for distribution to its Members, all to the extent permitted by the Act;

Available Reserves means any funds legally available for distribution in accordance with the Act, including out of the realised or unrealised profits of the Company, out of the share premium account, or as otherwise permitted by law;

Board means the board of Directors from time to time;

Business Combination Agreement means that certain Business Combination Agreement, dated as of August 25, 2025, by and among the Company, Inflection Point Acquisition Corp. III, IPCX Merger Sub, Inc. and Predecessor Air Water (as amended by: (i) the first amendment dated as of December 31, 2025, by and among Inflection Point Acquisition Corp. III and the Company and (ii) the second amendment dated as of June 5, 2026, by and among Inflection Point Acquisition Corp. III and the Company), as it may be further amended, modified or supplemented from time to time;

Annex C-1

Business Day means a day when banks in Grand Cayman, the Cayman Islands are open for the transaction of normal banking business and for the avoidance of doubt, shall not include a Saturday, Sunday or public holiday in the Cayman Islands;

Cayman Islands means the British Overseas Territory of the Cayman Islands;

Clear Days, in relation to a period of notice, means that period of calendar days excluding:

(a)         the calendar day when the notice is given or deemed to be given; and

(b)         the calendar day for which it is given or on which it is to take effect;

Commission means Securities and Exchange Commission of the United States of America or other federal agency for the time being administering the U.S. Securities Act;

Company means the above-named company;

Control means:

(a)         the ability to control the composition of the board of directors or equivalent body, directly or indirectly, whether through ownership of voting capital, by contract or otherwise;

(b)         the ownership of a majority of the shares or the right to acquire a majority of the shares directly or indirectly; or

(c)         the power to directly or indirectly exercise a majority of the total voting rights,

and the terms Controlled by or under common Control with have corresponding meanings;

Controlling Interest means an interest in shares giving to the holder or holders Control;

Conversion Price means, in relation to each Series A Share, US$12.00 (subject to Equitable Adjustment and, if applicable, adjusted as referred to in Articles 11.3 to 11.7);

Conversion Ratio means, with respect to each Series A Share, the number of Ordinary Shares determined by dividing the Accrued Value by the Conversion Price;

Conversion Shares means, collectively, the Ordinary Shares issuable upon conversion of the Series A Shares in accordance with the terms hereof;

Date of Adoption means the date on which these Articles were adopted;

Deemed Liquidation Event means:

(a)         a merger or consolidation in which: (A) the Company is a constituent party; or (B) a subsidiary of the Company is a constituent party and the Company issues Shares pursuant to such merger or consolidation; provided, that, a Deemed Liquidation Event shall not include any such merger or consolidation involving the Company or a subsidiary in which the Shares outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another company immediately following such merger or consolidation, the parent company of such surviving or resulting company; or

(b)         (A) the sale, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all of the assets of the Company and its subsidiaries taken as a whole; or (B) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale is to a wholly owned subsidiary of the Company;

Annex C-2

Default Rate means ten per cent per annum;

Designated Stock Exchanges means the Nasdaq Stock Market LLC in the United States of America for so long as the Company’s Shares are there listed and any other stock exchange on which the Company’s Shares are listed for trading;

Designated Stock Exchange Rules means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchanges;

Directors means the directors for the time being of the Company and the expression Director shall be construed accordingly;

Disposal means the disposal by the Company of all, or a substantial part of, its business and assets (where disposal may include the grant by the Company of an exclusive licence of intellectual property not entered into in the ordinary course of business);

Effective Date means the date that the Registration Statement filed by the Company pursuant to the Registration Rights Agreement is first declared effective by the Commission;

Electronic has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Electronic Record has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Electronic Signature has the meaning given to that term in the Electronic Transactions Act (Revised) of the Cayman Islands;

Equitable Adjustment means, in the event that the number of outstanding Series A Shares or Ordinary Shares, as applicable, shall have been changed into a different number of shares or a different class by reason of any reclassification, subdivision, consolidation, reorganisation, recapitalization, combination, exchange of shares, readjustment, or other similar transaction, or a share dividend or share distribution has been effectuated, an equitable adjustment as necessary to provide the holders of Series A Shares with the same economic effect as is contemplated by these Articles prior to such event;

Exchange Act means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

Family Trust means in relation to a Shareholder, a trust set up wholly for the benefit of that Shareholder and/or that Shareholder’s Privileged Relations;

Floor Price means the lesser of (i) $5.00 (subject to Equitable Adjustment) and (ii) the Conversion Price then in effect;

Fully Paid Up means:

(a)         in relation to a Share with par value, means that the par value for that Share and any premium payable in respect of the issue of that Share, has been fully paid or credited as paid in money or money’s worth; and

(b)         in relation to a Share without par value, means that the agreed issue price for that Share has been fully paid or credited as paid in money or money’s worth;

General Meeting means a general meeting of the Company duly constituted in accordance with the Articles;

Group means, as regards any body corporate, partnership or unincorporated association carrying on a trade or business with or without a view to profit (other than a Qualifying Company) (a Principal Undertaking):

(a)         such Principal Undertaking;

(b)         each Parent Undertaking of such Principal Undertaking; and

Annex C-3

(c)         each subsidiary undertaking of (i) such Principal Undertaking or (ii) any parent undertaking of such Principal Undertaking,

(and in each case, with respect to the holding of interests in Shares, any nominee or custodian of such interests in Shares);

Group Company means the Company, any subsidiary from time to time of the Company, and any subsidiary from time to time of a subsidiary of the Company;

Independent Director means a Director who is an independent director as defined in the Designated Stock Exchange Rules as determined by the Board;

Inflection Point Entities means, collectively, Inflection Point Asset Management LLC, Newtyn Management LLC, Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B, and their respective Affiliates;

Member means any person or persons entered on the register of Members from time to time as the holder of a Share;

Memorandum means the amended and restated memorandum of association of the Company as amended, restated, supplemented and/or otherwise modified from time to time;

month means a calendar month;

New Securities means any Shares granted or issued (or to be granted or issued) by the Company after the Date of Adoption excluding for the avoidance of doubt any treasury shares transferred by the Company after the Date of Adoption;

Officer means a person appointed to hold an office in the Company including a Director, alternate Director or liquidator and excluding the Secretary;

Ordinary Resolution means a resolution of a General Meeting passed by a simple majority of the votes cast by, or on behalf of, the Members entitled to vote thereon in person or by proxy or, in the case of corporations, by their duly authorised representatives, at that General Meeting;

Ordinary Share means an ordinary share of a par value of US$0.0001 each in the capital of the Company, and having the rights provided for in these Articles;

Partly Paid Up means:

(a)         in relation to a Share with par value, that the par value for that Share and any premium payable in respect of the issue of that Share, has not been fully paid or credited as paid in money or money’s worth; and

(b)         in relation to a Share without par value, means that the agreed issue price for that Share has not been fully paid or credited as paid in money or money’s worth;

Predecessor Air Water means Air Water Ventures Holdings Limited, a Cayman Islands exempted company;

Privileged Relation means the spouse of a Shareholder and the Shareholder’s children and grandchildren (including step and adopted children and grandchildren);

Purchase Agreements means the several Subscription Agreements, between Predecessor Air Water and certain original Series A Shareholders, as amended, modified or supplemented from time to time in accordance with their respective terms;

Qualifying Company means as regards any individual, a company the entire issued share capital of which is held (legally and beneficially) by such individual (together with their Privileged Relations and Family Trusts) and over which that individual exercises Control;

Registration Rights Agreement means the Registration Rights Agreement, dated as of the Date of Adoption, among the Company, the original Series A Shareholders and certain other Members;

Annex C-4

Registration Statement means a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale of the Conversion Shares by each original Series A Shareholder as provided for in the Registration Rights Agreement;

Rule 144 means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule;

Secretary means a person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

Series A Majority means the holders of more than 50%, by number, of the Series A Shares in issue from time to time;

Series A Majority Consent means the consent of the Series A Majority;

Series A Share means a series A redeemable preference share of a par value of US$0.0001 each in the capital of the Company, and having the rights provided for in these Articles;

Series A Shareholder means any holder of Series A Shares from time to time;

Share means a share in the share capital of the Company and the expression:

(a)         includes stock (except where a distinction between shares and stock is expressed or implied); and

(b)         where the context permits, also includes a fraction of a Share;

Special Resolution has the meaning given to that term in the Act;

Stated Value means, in relation to each Series A Share, the aggregate amount, of US$1,000;

Surplus Assets means surplus assets of the Company remaining after payment of or provisioning form its liabilities, together with any other assets of the Company available for distribution to its Members, to the extent that the Company is lawfully permitted to do so;

Tax Filing Authorised Person means such person as any director shall designate from time to time, acting severally;

Trading Day means a day on which the Designated Stock Exchange is open for business.

Treasury Shares means Shares held in treasury pursuant to the Act and Article 2.20; and

U.S. Securities Act means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

Interpretation

1.2         In the interpretation of these Articles, the following provisions apply unless the context otherwise requires:

(a)         A reference in these Articles to a statute is a reference to a statute of the Cayman Islands as known by its short title, and includes:

(i)         any statutory modification, amendment or re-enactment; and

(ii)        any subordinate legislation or regulations issued under that statute.

Without limitation to the preceding sentence, a reference to a revised Act of the Cayman Islands is taken to be a reference to the revision of that Act in force from time to time as amended from time to time.

(b)         Headings are inserted for convenience only and do not affect the interpretation of these Articles, unless there is ambiguity.

Annex C-5

(c)         If a day on which any act, matter or thing is to be done under these Articles is not a Business Day, the act, matter or thing must be done on the next Business Day.

(d)         A word which denotes the singular also denotes the plural, a word which denotes the plural also denotes the singular, and a reference to any gender also denotes the other genders.

(e)         A reference to a person includes, as appropriate, a company, trust, partnership, joint venture, association, body corporate or government agency.

(f)          Where a word or phrase is given a defined meaning another part of speech or grammatical form in respect to that word or phrase has a corresponding meaning.

(g)         All references to time are to be calculated by reference to time in the place where the Company’s registered office is located.

(h)         The words written and in writing include all modes of representing or reproducing words in a visible form, but do not include an Electronic Record where the distinction between a document in writing and an Electronic Record is expressed or implied.

(i)          The words including, include and in particular or any similar expression are to be construed without limitation.

(j)          Any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an Electronic Signature.

(k)         Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

(l)          The term “holder” in relation to a Share means a person whose name is entered in the register of Members as the holder of such Share.

1.3         The headings in these Articles are intended for convenience only and shall not affect the interpretation of these Articles.

1.4         With respect to the calculation of any number of Shares:

(a)         each Ordinary Share shall be counted as one Ordinary Share; and

(b)         each Series A Share shall be counted as a number of Ordinary Shares (including fractional entitlements) equal to one multiplied by the then applicable Conversion Ratio (provided that if the relevant calculation is being made when a doubt or dispute has arisen in relation to the adjustment to the Conversion Ratio, then the applicable Conversion Ratio for the purposes of this Article shall be the Conversion Ratio as determined by the Board. If the Board has not determined the applicable adjusted Conversion Ratio, then it shall be deemed to be the most recent determined applicable Conversion Ratio, or, in the absence of the same, the unadjusted Conversion Ratio).

Exclusion of Table A Articles

1.5 The regulations contained in Table A in the First Schedule of the Act and any other regulations contained in any statute or subordinate legislation are expressly excluded and do not apply to the Company.

2            Shares

Rights attaching to Ordinary Shares and Series A Shares

2.1         Subject to Article 2.6, the Memorandum of Association and any resolution of the Members to the contrary, and without prejudice to any special rights conferred thereby on the holders of any shares or class of shares, the share capital of the Company shall be divided into Ordinary Shares and Series A Shares with the following rights and restrictions attaching.

2.2         The Series A Shares and the Ordinary Shares shall rank pari passu in all respects (other than Accrued Value) but, save where expressly set out herein to the contrary, shall constitute separate classes of shares.

Annex C-6

2.3         Subject to the further provisions of these Articles, the Ordinary Shares and the Series A Shares shall confer on each holder thereof (in that capacity) the right to receive notice of and to attend, speak and vote at all general meetings of the Company and to receive, vote on and constitute an eligible member for the purposes of proposed written resolutions of the Company.

2.4         Subject to Article 14.3, each Ordinary Share and each Series A Share (for the avoidance of doubt, counted on an as-converted basis in accordance with Article 1.4(b)) shall carry a single vote and for all matters (other than where a class consent is specifically required by these Articles) the Shares shall vote as a single class.

2.5         Subject always to Applicable Law, Internal Revenue Service practice or a contrary determination (as defined in Section 1313(a) of the Internal Revenue Code, as amended (the “Code”)), each holder of Series A Shares and the Company shall not treat the Series A Shares (based on their terms as set forth in these Articles) as “preferred stock” within the meaning of Section 305 of the Code and U.S. Treasury Regulation Section 1.305-5 for United States federal income tax and withholding tax purposes and shall not take any position inconsistent with such treatment.

Power to issue Shares and options, with or without special rights

2.6         Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in General Meeting), these Articles (including, without limitation, Article 40) and, where applicable, the rules and regulations of the Designated Stock Exchanges, the Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors have general and unconditional authority to allot (with or without confirming rights of renunciation), issue, grant options over or otherwise deal with any unissued Shares to such persons, at such times and on such terms and conditions as they may decide. No Share may be issued at a discount except in accordance with the provisions of the Act.

2.7         Without limitation to the preceding Article, but subject to Article 40, the Directors may so deal with the unissued Shares:

(a)         either at a premium or at par; or

(b)         with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise.

2.8         Without limitation to the two preceding Articles, the Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

2.9         Subject to Article 40, the Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company at such times and on such terms and conditions as the Directors may decide.

2.10       Subject to Article 40, the Company may issue units of securities in the Company, which may be comprised of Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, on such terms and conditions as the directors may decide.

Power to pay commissions and brokerage fees

2.11       The Company may, in so far as the Act permits, pay a commission to any person in consideration of that person:

(a)         subscribing or agreeing to subscribe, whether absolutely or conditionally; or

(b)         procuring or agreeing to procure subscriptions, whether absolute or conditional,

for any Shares. That commission may be satisfied by the payment of cash or the allotment of Fully Paid Up or Partly Paid Up Shares or partly in one way and partly in another.

2.12       The Company may employ a broker in the issue of its capital and pay him any proper commission or brokerage.

Annex C-7

Trusts not recognised

2.13       Except as required by the Act:

(a)         no person shall be recognised by the Company as holding any Share on any trust; and

(b)          no person other than the Member shall be recognised by the Company as having any right in a Share.

Security interests

2.14       Notwithstanding the preceding Article, the Company may (but shall not be obliged to) recognise a security interest of which it has actual notice over shares. The Company shall not be treated as having recognised any such security interest unless it has so agreed in writing with the secured party.

Power to vary class rights

2.15       If the share capital is divided into different classes of Shares then, unless the terms on which a class of Shares was issued state otherwise, the rights attaching to a class of Shares may only be varied if one of the following applies:

(a)         the Members holding not less than two-thirds of the issued Shares of that class consent in writing to the variation; or

(b)         the variation is made with the sanction of a Special Resolution passed at a separate general meeting of the Members holding the issued Shares of that class.

2.16       For the purpose of Article 2.15(b), all the provisions of these Articles relating to general meetings apply, mutatis mutandis, to every such separate meeting except that:

(a)         the necessary quorum shall be one or more persons holding, or representing by proxy, not less than one third of the issued Shares of the class; and

(b)         any Member holding issued Shares of the class, present in person or by proxy or, in the case of a corporate Member, by its duly authorised representative, may demand a poll.

Effect of new Share issue on existing class rights

2.17       Unless the terms on which a class of Shares was issued state otherwise, the rights conferred on the Member holding Shares of any class shall not be deemed to be varied by the creation or issue of further Shares ranking pari passu with the existing Shares of that class.

Capital contributions without issue of further Shares

2.18       With the consent of a Member, the Directors may accept a voluntary contribution to the capital of the Company from that Member without issuing Shares in consideration for that contribution. In that event, the contribution shall be dealt with in the following manner:

(a)         It shall be treated as if it were a share premium.

(b)         Unless the Member agrees otherwise:

(i)  if the Member holds Shares in a single class of Shares, it shall be credited to the share premium account for that class of Shares;

(ii)         if the Member holds Shares of more than one class, it shall be credited rateably to the share premium accounts for those classes of Shares (in the proportion that the sum of the issue prices for each class of Shares that the Member holds bears to the total issue prices for all classes of Shares that the Member holds).

(c)         It shall be subject to the provisions of the Act and these Articles applicable to share premiums.

No bearer Shares or warrants

2.19       The Company shall not issue Shares or warrants to bearers.

Annex C-8

Treasury Shares

2.20       Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Act shall be held as Treasury Shares and not treated as cancelled if:

(a)         the Directors so determine prior to the purchase, redemption or surrender of those shares; and

(b)         the relevant provisions of the Memorandum and Articles and the Act are otherwise complied with.

Rights attaching to Treasury Shares and related matters

2.21       No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to Members on a winding up) may be made to the Company in respect of a Treasury Share.

2.22       The Company shall be entered in the register of Members as the holder of the Treasury Shares. However:

(a)         the Company shall not be treated as a Member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b)         a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Act.

2.23       Nothing in Article 2.22 prevents an allotment of Shares as Fully Paid Up bonus shares in respect of a Treasury Share and Shares allotted as Fully Paid Up bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

2.24       Treasury Shares may be disposed of by the Company in accordance with the Act and otherwise on such terms and conditions as the Directors determine.

Register of Members

2.25       The Directors shall keep or cause to be kept a register of Members as required by the Act and may cause the Company to maintain one or more branch registers as contemplated by the Act, provided that where the Company is maintaining one or more branch registers, the Directors shall ensure that a duplicate of each branch register is kept with the Company’s principal register of Members and updated within such number of days of any amendment having been made to such branch register as may be required by the Act.

2.26       The title to Shares listed on a Designated Stock Exchange may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the Designated Stock Exchange and, for these purposes, the register of Members may be maintained in accordance with Article 40B of the Act.

Annual Return

2.27       The Directors in each calendar year shall prepare or cause to be prepared an annual return and declaration setting forth the particulars required by the Act and shall deliver a copy thereof to the registrar of companies for the Cayman Islands.

3            Share certificates

Issue of share certificates

3.1         A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. If the Directors resolve that share certificates shall be issued, upon being entered in the register of Members as the holder of a Share, the Directors may issue to any Member:

(a)         without payment, one certificate for all the Shares of each class held by that Member (and, upon transferring a part of the Member’s holding of Shares of any class, to a certificate for the balance of that holding); and

(b)         upon payment of such reasonable sum as the Directors may determine for every certificate after the first, several certificates each for one or more of that Member’s Shares.

Annex C-9

3.2         Every certificate shall specify the number, class and distinguishing numbers (if any) of the Shares to which it relates and whether they are Fully Paid Up or Partly Paid Up. A certificate may be executed under seal or executed in such other manner as the Directors determine.

3.3         Every certificate shall bear legends required under the Applicable Laws, including the U.S. Securities Act (to the extent applicable).

3.4         The Company shall not be bound to issue more than one certificate for Shares held jointly by several persons and delivery of a certificate for a Share to one joint holder shall be a sufficient delivery to all of them.

Renewal of lost or damaged share certificates

3.5         If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to:

(a)         evidence;

(b)         indemnity;

(c)         payment of the expenses reasonably incurred by the Company in investigating the evidence; and

(d)         payment of a reasonable fee, if any for issuing a replacement share certificate,

as the Directors may determine, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

4            Lien on Shares

Nature and scope of lien

4.1         The Company has a first and paramount lien on all Shares (whether Fully Paid Up or not) registered in the name of a Member (whether solely or jointly with others). The lien is for all monies payable to the Company by the Member or the Member’s estate:

(a)         either alone or jointly with any other person, whether or not that other person is a Member; and

(b)         whether or not those monies are presently payable.

4.2         At any time the Board may declare any Share to be wholly or partly exempt from the provisions of this Article.

Company may sell Shares to satisfy lien

4.3         The Company may sell any Shares over which it has a lien if all of the following conditions are met:

(a)         the sum in respect of which the lien exists is presently payable;

(b)         the Company gives notice to the Member holding the Share (or to the person entitled to it in consequence of the death or bankruptcy of that Member) demanding payment and stating that if the notice is not complied with the Shares may be sold; and

(c)         that sum is not paid within fourteen Clear Days after that notice is deemed to be given under these Articles,

and Shares to which this Article 4.3 applies shall be referred to as Lien Default Shares.

4.4         The Lien Default Shares may be sold in such manner as the Board determines.

4.5         To the maximum extent permitted by law, the Directors shall incur no personal liability to the Member concerned in respect of the sale.

Authority to execute instrument of transfer

4.6         To give effect to a sale, the Directors may authorise any person to execute an instrument of transfer of the Lien Default Shares sold to, or in accordance with the directions of, the purchaser.

4.7         The title of the transferee of the Lien Default Shares shall not be affected by any irregularity or invalidity in the proceedings in respect of the sale.

Annex C-10

Consequences of sale of Shares to satisfy lien

4.8         On a sale pursuant to the preceding Articles:

(a)         the name of the Member concerned shall be removed from the register of Members as the holder of those Lien Default Shares; and

(b)         that person shall deliver to the Company for cancellation the certificate (if any) for those Lien Default Shares.

4.9         Notwithstanding the provisions of Article 4.8, such person shall remain liable to the Company for all monies which, at the date of sale, were presently payable by him to the Company in respect of those Lien Default Shares. That person shall also be liable to pay interest on those monies from the date of sale until payment at the rate at which interest was payable before that sale or, failing that, at the Default Rate. The Board may waive payment wholly or in part or enforce payment without any allowance for the value of the Lien Default Shares at the time of sale or for any consideration received on their disposal.

Application of proceeds of sale

4.10       The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable. Any residue shall be paid to the person whose Lien Default Shares have been sold:

(a)         if no certificate for the Lien Default Shares was issued, at the date of the sale; or

(b)         if a certificate for the Lien Default Shares was issued, upon surrender to the Company of that certificate for cancellation but, in either case, subject to the Company retaining a like lien for all sums not presently payable as existed on the Lien Default Shares before the sale.

5            Calls on Shares and forfeiture

Power to make calls and effect of calls

5.1         Subject to the terms of allotment, the Board may make calls on the Members in respect of any monies unpaid on their Shares including any premium. The call may provide for payment to be by instalments. Subject to receiving at least 14 Clear Days’ notice specifying when and where payment is to be made, each Member shall pay to the Company the amount called on his Shares as required by the notice.

5.2         Before receipt by the Company of any sum due under a call, that call may be revoked in whole or in part and payment of a call may be postponed in whole or in part. Where a call is to be paid in instalments, the Company may revoke the call in respect of all or any remaining instalments in whole or in part and may postpone payment of all or any of the remaining instalments in whole or in part.

5.3         A Member on whom a call is made shall remain liable for that call notwithstanding the subsequent transfer of the Shares in respect of which the call was made. He shall not be liable for calls made after he is no longer registered as Member in respect of those Shares.

Time when call made

5.4         A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

Liability of joint holders

5.5         Members registered as the joint holders of a Share shall be jointly and severally liable to pay all calls in respect of the Share.

Annex C-11

Interest on unpaid calls

5.6         If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid:

(a)         at the rate fixed by the terms of allotment of the Share or in the notice of the call; or

(b)         if no rate is fixed, at the Default Rate.

The Directors may waive payment of the interest wholly or in part.

Deemed calls

5.7         Any amount payable in respect of a Share, whether on allotment or on a fixed date or otherwise, shall be deemed to be payable as a call. If the amount is not paid when due the provisions of these Articles shall apply as if the amount had become due and payable by virtue of a call.

Power to accept early payment

5.8         The Company may accept from a Member the whole or a part of the amount remaining unpaid on Shares held by him although no part of that amount has been called up.

Power to make different arrangements at time of issue of Shares

5.9         Subject to the terms of allotment, the Directors may make arrangements on the issue of Shares to distinguish between Members in the amounts and times of payment of calls on their Shares.

Notice of default

5.10       If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than 14 Clear Days’ notice requiring payment of:

(a)         the amount unpaid;

(b)         any interest which may have accrued; and

(c)         any expenses which have been incurred by the Company due to that person’s default.

5.11       The notice shall state the following:

(a)         the place where payment is to be made; and

(b)         a warning that if the notice is not complied with the Shares in respect of which the call is made will be liable to be forfeited.

Forfeiture or surrender of Shares

5.12       If the notice given pursuant to Article 5.10 is not complied with, the Directors may, before the payment required by the notice has been received, resolve that any Share the subject of that notice be forfeited. The forfeiture shall include all dividends or other monies payable in respect of the forfeited Share and not paid before the forfeiture. Despite the foregoing, the Board may determine that any Share the subject of that notice be accepted by the Company as surrendered by the Member holding that Share in lieu of forfeiture.

5.13       The directors may accept the surrender for no consideration of any Fully Paid Up Share.

Disposal of forfeited or surrendered Share and power to cancel forfeiture or surrender

5.14       A forfeited or surrendered Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Board determine either to the former Member who held that Share or to any other person. The forfeiture or surrender may be cancelled on such terms as the Directors think fit at any time before a sale, re-allotment or other disposition. Where, for the purposes of its disposal, a forfeited or surrendered Share is to be transferred to any person, the Directors may authorise some person to execute an instrument of transfer of the Share to the transferee.

Annex C-12

Effect of forfeiture or surrender on former Member

5.15       On forfeiture or surrender:

(a)         the name of the Member concerned shall be removed from the register of Members as the holder of those Shares and that person shall cease to be a Member in respect of those Shares; and

(b)         that person shall surrender to the Company for cancellation the certificate (if any) for the forfeited or surrendered Shares.

5.16       Despite the forfeiture or surrender of his Shares, that person shall remain liable to the Company for all monies which at the date of forfeiture or surrender were presently payable by him to the Company in respect of those Shares together with:

(a)         all expenses; and

(b)         interest from the date of forfeiture or surrender until payment:

(i)  at the rate of which interest was payable on those monies before forfeiture; or

(ii)         if no interest was so payable, at the Default Rate.

The Directors, however, may waive payment wholly or in part.

Evidence of forfeiture or surrender

5.17       A declaration, whether statutory or under oath, made by a Director or the Secretary shall be conclusive evidence of the following matters stated in it as against all persons claiming to be entitled to forfeited Shares:

(a)         that the person making the declaration is a Director or Secretary of the Company, and

(b)         that the particular Shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the Shares.

Sale of forfeited or surrendered Shares

5.18       Any person to whom the forfeited or surrendered Shares are disposed of shall not be bound to see to the application of the consideration, if any, of those Shares nor shall his title to the Shares be affected by any irregularity in, or invalidity of the proceedings in respect of, the forfeiture, surrender or disposal of those Shares.

6            Transfer of Shares

Form of Transfer

6.1         Subject to the following Articles about the transfer of Shares, and provided that such transfer complies with applicable rules of the Designated Stock Exchange, the Commission and/or any other competent regulatory authority or otherwise under Applicable Law, a Member may transfer Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Designated Stock Exchange, the Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the directors, executed:

(a)         where the Shares are Fully Paid, by or on behalf of that Member; and

(b)         where the Shares are partly paid, by or on behalf of that Member and the transferee.

6.2         The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered into the Register of Members.

Annex C-13

Power to refuse registration for Shares not listed on a Designated Stock Exchange

6.3         Where the Shares in question are not listed on or subject to the rules of any Designated Stock Exchange, the Directors may in their absolute discretion decline to register any transfer of such Shares which are not Fully Paid Up or on which the Company has a lien. The Directors may also, but are not required to, decline to register any transfer of any such Share unless:

(a)         the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b)         the instrument of transfer is in respect of only one class of Shares;

(c)         the instrument of transfer is properly stamped, if required;

(d)         in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four;

(e)         the Shares transferred are Fully Paid Up and free of any lien in favour of the Company; and

(f)          any applicable fee of such maximum sum as the Designated Stock Exchanges may determine to be payable, or such lesser sum as the Board may from time to time require, related to the transfer is paid to the Company.

Suspension of transfers

6.4         The registration of transfers may, on 14 Clear Days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the register of Members closed for more than 30 Clear Days in any year.

Company may retain instrument of transfer

6.5         All instruments of transfer that are registered shall be retained by the Company.

Notice of refusal to register

6.6         If the Directors refuse to register a transfer of any Shares not listed on a Designated Stock Exchange, they shall within one month after the date on which the instrument of transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

7            Transmission of Shares

Persons entitled on death of a Member

7.1         If a Member dies, the only persons recognised by the Company as having any title to the deceased Members’ interest are the following:

(a)         where the deceased Member was a joint holder, the survivor or survivors; and

(b)         where the deceased Member was a sole holder, that Member’s personal representative or representatives.

7.2         Nothing in these Articles shall release the deceased Member’s estate from any liability in respect of any Share, whether the deceased was a sole holder or a joint holder.

Registration of transfer of a Share following death or bankruptcy

7.3         A person becoming entitled to a Share in consequence of the death or bankruptcy of a Member may elect to do either of the following:

(a)         to become the holder of the Share; or

(b)         to transfer the Share to another person.

Annex C-14

7.4         That person must produce such evidence of his entitlement as the Directors may properly require.

7.5         If the person elects to become the holder of the Share, he must give notice to the Company to that effect. For the purposes of these Articles, that notice shall be treated as though it were an executed instrument of transfer.

7.6         If the person elects to transfer the Share to another person then:

(a)         if the Share is Fully Paid Up, the transferor must execute an instrument of transfer; and

(b)         if the Share is nil or Partly Paid Up, the transferor and the transferee must execute an instrument of transfer.

7.7         All the Articles relating to the transfer of Shares shall apply to the notice or, as appropriate, the instrument of transfer.

Indemnity

7.8         A person registered as a Member by reason of the death or bankruptcy of another Member shall indemnify the Company and the Directors against any loss or damage suffered by the Company or the Directors as a result of that registration.

Rights of person entitled to a Share following death or bankruptcy

7.9         A person becoming entitled to a Share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were registered as the holder of the Share. But, until he is registered as Member in respect of the Share, he shall not be entitled to attend or vote at any meeting of the Company or at any separate meeting of the holders of that class of Shares.

8            Alteration of capital

Increasing, consolidating, converting, dividing and cancelling share capital

8.1         Subject to the rights of the holders of Series A Shares contemplated by these Articles, to the fullest extent permitted by the Act, the Company may by Ordinary Resolution do any of the following and amend its Memorandum for that purpose:

(a)         increase its share capital by new Shares of the amount fixed by that Ordinary Resolution and with the attached rights, priorities and privileges set out in that Ordinary Resolution;

(b)         consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)         convert all or any of its Paid Up Shares into stock, and reconvert that stock into Paid Up Shares of any denomination;

(d)         sub-divide its Shares or any of them into Shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(e)         cancel Shares which, at the date of the passing of that Ordinary Resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without nominal par value, diminish the number of Shares into which its capital is divided.

Annex C-15

Dealing with fractions resulting from consolidation of Shares

8.2         Whenever, as a result of a consolidation of Shares, any Members would become entitled to fractions of a Share, the Directors may on behalf of those Members deal with the fractions as it thinks fit, including (without limitation):

(a)         sell the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company); and

(b)         distribute the net proceeds in due proportion among those Members.

8.3         For the purposes of Article 8.2, the Directors may authorise some person to execute an instrument of transfer of the Shares to, in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of the sale.

Reducing share capital

8.4         Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Company may, by Special Resolution, reduce its share capital in any way.

9            Redemption and purchase of own Shares

Power to issue redeemable Shares and to purchase own Shares

9.1         Subject to the Act and to any rights for the time being conferred on the Members holding a particular class of Shares, the Commission and/or any other competent regulatory authority or otherwise under Applicable Law the Company may by its Directors:

(a)         issue Shares that are to be redeemed or liable to be redeemed, at the option of the Company or the Member holding those redeemable Shares, on the terms and in the manner its Directors determine before the issue of those Shares;

(b)         with the consent by Special Resolution of the Members holding Shares of a particular class, vary the rights attaching to that class of Shares so as to provide that those Shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the Directors determine at the time of such variation; and

(c)         purchase all or any of its own Shares of any class including any redeemable Shares on the terms and in the manner which the Directors determine at the time of such purchase.

The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Act, including out of any combination of the following: capital, its profits and the proceeds of a fresh issue of Shares.

Power to pay for redemption or purchase in cash or in specie

9.2         When making a payment in respect of the redemption or purchase of Shares, the Directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorised by the terms of the allotment of those Shares or by the terms applying to those Shares in accordance with Article 9.1, or otherwise by agreement with the Member holding those Shares.

Effect of redemption or purchase of a Share

9.3         Upon the date of redemption or purchase of a Share:

(a)         the Member holding that Share shall cease to be entitled to any rights in respect of the Share other than the right to receive:

(i)  the price for the Share; and

(ii)         any dividend declared in respect of the Share prior to the date of redemption or purchase;

Annex C-16

(b)         the Member’s name shall be removed from the register of Members with respect to the Share; and

(c)         the Share shall be cancelled or held as a Treasury Share, as the Directors may determine.

9.4         For the purpose of Article 9.3, the date of redemption or purchase is the date when the redemption or purchase falls due.

Redemption of Series A Shares – Put Option

9.5         Subject to the Act, a notice in writing (a Put Notice) may be delivered by a Series A Shareholder to the Company at any time on or after the fifth anniversary of the Date of Adoption, at a redemption price per share equal to 100% of the Accrued Value attributable to such Series A Share specifying that the Company shall make an offer to all of the Series A Shareholders to redeem all of the Series A Shares held by such Series A Shareholder on a date in accordance with Article 9.6.

9.6         The Put Date shall be not less than the date that is 20 days after the Put Notice is delivered. The Put Notice shall state:

(a)         the Put Date and the redemption price calculated in accordance with Article 9.5; and

(b)         for Series A Shares in certificated form, that the Series A Shareholder is to surrender to the Company, in the manner and at the place designated, his, her or its certificate or certificates representing the Series A Shares to be redeemed (or deliver an indemnity for lost certificate in a form acceptable to the Board, in respect of any lost certificate(s)).

9.7         Within ten days of receipt of the Put Notice, the Company shall deliver to each Series A Shareholder that has delivered a Put Notice, a notice (the Put Offer Notice) that shall be open for acceptance by any Series A Shareholder within 5 days of deemed service of the Put Offer Notice (the Put Acceptance Date) specifying:

(a)         the terms of the Put Notice (including, for the avoidance of doubt, the Put Date and the redemption price calculated in accordance with Article 9.5); and

(b)         the address to which an acceptance of the Put Offer Notice should be sent.

9.8         On the Put Date, the Company shall redeem for cash in U.S. dollars all of the Series A Shares held by those Series A Shareholders who had accepted the Put Offer Notice by the Put Acceptance Date (the Accepting Shareholders), and the Accepting Shareholders shall deliver to the Company at its registered office the certificate(s) for the Series A Shares (or an indemnity for lost certificate in a form acceptable to the Board, in respect of any lost certificate(s)) and on such delivery (and against the receipt by Accepting Shareholder for the redemption moneys payable in respect of his Series A Shares) the Company shall pay each Accepting Shareholder (or, in the case of joint holders, to the holder of Series A Shares whose name stands first in the register of Shareholders in respect of those Series A Shares) the Accrued Value for each Series A Share being redeemed.

9.9         The Company shall cancel the share certificate of the Accepting Shareholder concerned.

9.10       Following receipt by the Company of a Put Notice, the Company shall take all necessary steps to the extent permitted by Applicable Law to facilitate the creation of sufficient profits available for distribution in order to complete the redemption of the Series A Shares pursuant to the Put Notice as soon as reasonably practicable.

9.11       If, having complied with its obligations in Article 9.10, on any due date for redemption of Series A Shares the Company is prohibited by law from redeeming all or any of the Series A Shares then due to be redeemed, it shall on the due date, redeem that number of the Series A Shares as it may then lawfully redeem, and if there is more than one holder whose Series A Shares are due to be redeemed then the Series A Shares shall be redeemed in proportion as nearly as may be to their existing holdings of Series A Shares and the Company shall redeem the balance of those shares as soon as reasonably practicable after it is not so prohibited and, for so long as the prohibition remains and any Series A Shares have not been redeemed (and notwithstanding any other provisions of these Articles) the Preference Dividend shall continue to accrue up to the date of redemption and the Company shall not pay any dividend or otherwise make any distribution of capital or otherwise (except in the ordinary course of business) decrease its profits available for distribution. If the Company fails to make any partial redemption of Series A Shares on any due date for redemption, then subsequent redemptions of Series A Shares shall be deemed to be of those Series A Shares which first became due for redemption.

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9.12       In the event that any portion of the redemption price has not been paid within five (5) Business Days following the Put Date and the Company is not prohibited by law from paying the redemption price, interest on such unpaid portion of the redemption price shall accrue thereon until such amount is paid in full at a rate equal to the lesser of (i) 24.0% per annum and (ii) the maximum rate permitted under Applicable Law. Such interest shall be paid by the Company in cash.

9.13       Subject to Articles 9.5 to 9.10, the Company authorises the Board to determine the manner or any of the terms of any redemption or purchase to the extent permitted by the Act.

Redemption of Series A Shares – Call Option

9.14       Subject to the Act, a notice in writing (a Call Notice) may be delivered by the Company to all of the Series A Shareholders at any time:

(a)         after the Date of Adoption but before the first anniversary of the Date of Adoption, at a redemption price per share equal to the greater of (i) 150% of the Accrued Value (which shall be payable in cash) and (ii) the amount per Ordinary Share as would have been payable on liquidation had all Series A Shares been converted into Ordinary Shares in accordance with these Articles immediately prior to such Call Notice based on the then effective rate of conversion (which shall be payable, at the option of the Company, in cash or Ordinary Shares or a combination thereof, with the value of such Ordinary Shares being the closing price of such Ordinary Shares on the Designated Stock Exchange on the Call Date); or

(b)         after the first anniversary of the Date of Adoption but before the second anniversary of the Date of Adoption, at a redemption price per share equal to the greater of (i) 140% of the Accrued Value (which shall be payable in cash) and (ii) the amount per Ordinary Share as would have been payable on liquidation had all Series A Shares been converted into Ordinary Shares in accordance with these Articles immediately prior to such Call Notice based on the then effective rate of conversion (which shall be payable, at the option of the Company, in cash or Ordinary Shares or a combination thereof, with the value of such Ordinary Shares being the closing price of such Ordinary Shares on the Designated Stock Exchange on the Call Date); or

(c)         after the second anniversary of the Date of Adoption but before the third anniversary of the Date of Adoption, at a redemption price per share equal to the greater of (i) 130% of the Accrued Value (which shall be payable in cash) and (ii) the amount per Ordinary Share as would have been payable on liquidation had all Series A Shares been converted into Ordinary Shares in accordance with these Articles immediately prior to such Call Notice based on the then effective rate of conversion (which shall be payable, at the option of the Company, in cash or Ordinary Shares or a combination thereof, with the value of such Ordinary Shares being the closing price of such Ordinary Shares on the Designated Stock Exchange on the Call Date); or

(d)         after the third anniversary of the Date of Adoption but before the fourth anniversary of the Date of Adoption, at a redemption price per share equal to the greater of (i) 120% of the Accrued Value (which shall be payable in cash) and (ii) the amount per Ordinary Share as would have been payable on liquidation had all Series A Shares been converted into Ordinary Shares in accordance with these Articles immediately prior to such Call Notice based on the then effective rate of conversion (which shall be payable, at the option of the Company, in cash or Ordinary Shares or a combination thereof, with the value of such Ordinary Shares being the closing price of such Ordinary Shares on the Designated Stock Exchange on the Call Date); or

(e)         after the fourth anniversary of the Date of Adoption but before the fifth anniversary of the Date of Adoption, at a redemption price per share equal to the greater of (i) 110% of the Accrued Value (which shall be payable in cash) and (ii) the amount per Ordinary Share as would have been payable on liquidation had all Series A Shares been converted into Ordinary Shares in accordance with these Articles immediately prior to such Call Notice based on the then effective rate of conversion (which shall be payable, at the option of the Company, in cash or Ordinary Shares or a combination thereof, with the value of such Ordinary Shares being the closing price of such Ordinary Shares on the Designated Stock Exchange on the Call Date); or

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(f)          after the fifth anniversary of the Date of Adoption, at a redemption price per share equal to the greater of (i) 100% of the Accrued Value (which shall be payable in cash) and (ii) the amount per Ordinary Share as would have been payable on liquidation had all Series A Shares been converted into Ordinary Shares in accordance with these Articles immediately prior to such Call Notice based on the then effective rate of conversion (which shall be payable, at the option of the Company, in cash or Ordinary Shares or a combination thereof, with the value of such Ordinary Shares being the closing price of such Ordinary Shares on the Designated Stock Exchange on the Call Date);

specifying that the Company shall redeem all or some of the Series A Shares on a date in accordance with Article 9.15.

9.15       The Call Date shall be not less than the date that is 15 days or more than the date that is 20 days after the Call Notice is delivered. The Call Notice shall state:

(a)         the number of Series A Shares that the Company shall redeem on the Call Date, provided always that where the Call Notice is in respect of only some and not all of the Series A Shares in issue, the Call Notice shall also specify the adjusted number of Series A Shares that the Company shall redeem from each Series A Shareholder (such adjusted number to represent each Series A Shareholder’s pro rata proportion of the total number of Series A Shares in issue, as a proportion of the total number of Series A Shares the subject of the Call Notice);

(b)         the Call Date and the redemption price calculated in accordance with Article 9.14; and

(c)         for Series A Shares in certificated form, that the Series A Shareholder is to surrender to the Company, in the manner and at the place designated, his, her or its certificate or certificates representing the Series A Shares to be redeemed (or deliver an indemnity for lost certificate in a form acceptable to the Board, in respect of any lost certificate(s)).

9.16       On each Call Date, the Company shall redeem the number of Series A Shares set out in the Call Notice and the relevant holder of Series A Shares shall deliver to the Company at its registered office the certificate(s) for the Series A Shares to be redeemed (or an indemnity for lost certificate in a form acceptable to the Board, in respect of any lost certificate(s)) and on such delivery (and against the receipt by the holder of Series A Shares for the redemption moneys payable in respect of his Series A Shares) the Company shall pay each holder of Series A Shares (or, in the case of joint holders, to the holder of Series A Shares whose name stands first in the register of Shareholders in respect of those Series A Shares) the consideration described in Article 9.14 for each Series A Share being redeemed.

9.17       The Company shall, in the case of a redemption in full, cancel the share certificate of the holder of Series A Shares concerned, and, in the case of a redemption of part of the holding of Series A Shares included in a certificate, either (a) note the amount and date of redemption on the original certificate; or (b) cancel the original certificate and without charge issue a new certificate to the holder for the balance of the Series A Shares not redeemed on that occasion.

9.18       Following receipt, or in connection with the delivery (as the case may be), by the Company of a Call Notice, the Company shall take all necessary steps to the extent permitted by Applicable Law to facilitate the creation of sufficient profits available for distribution in order to complete the redemption of the Series A Shares pursuant to the Call Notice as soon as reasonably practicable.

9.19       If, having complied with its obligations in Article 9.18, on any due date for redemption of Series A Shares the Company is prohibited by law from redeeming all or any of the Series A Shares then due to be redeemed, it shall on the due date, redeem that number of the Series A Shares as it may then lawfully redeem, and if there is more than one holder whose Series A Shares are due to be redeemed then the Series A Shares shall be redeemed in proportion as nearly as may be to their existing holdings of Series A Shares and the Company shall redeem the balance of those shares as soon as reasonably practicable after it is not so prohibited and, for so long as the prohibition remains and any Series A Shares have not been redeemed (and notwithstanding any other provisions of these Articles) the Preference Dividend shall continue to accrue up to the date of redemption and the Company shall not pay any dividend or otherwise make any distribution of capital or otherwise (except in the ordinary course of business) decrease its profits available for distribution. If the

Annex C-19

Company fails to make any partial redemption of Series A Shares on any due date for redemption, then subsequent redemptions of Series A Shares shall be deemed to be of those Series A Shares which first became due for redemption; and

9.20       Subject to Articles 9.14 to 9.18, the Company authorises the Board to determine the manner or any of the terms of any redemption or purchase to the extent permitted by the Act.

9.21       To the extent permitted by the Act, the Company may accept the surrender for no consideration of any fully paid share (including a redeemable share) unless, as a result of the surrender, there would no longer be any issued shares of the company other than shares held as treasury shares.

9.22       For the avoidance of doubt, until a Series A Share has been redeemed in full by the Company pursuant to this Article 9, such Series A Shares may be converted, at any time and from time to time, in whole or in part, by any Series A Shareholder into Ordinary Shares pursuant to Article 10.

10          Conversion of Series A Shares

10.1       Each fully paid Series A Share shall be convertible, at any time and from time to time at the option of the holder thereof, into that number of whole Ordinary Shares (subject to the limitations set forth in Article 10.3) determined by dividing the Accrued Value of such Series A Share by the Conversion Price. Holders shall effect conversions by providing the Company with the form of conversion notice attached hereto as Annex A (a Notice of Conversion), unless the Company directs holders that the Notice of Conversion shall be delivered to the Company’s transfer agent. Each Notice of Conversion shall identify the Series A Shareholders electing to convert some, or all, of their Series A Shares (the Converting Shareholder(s)), specify the number of Series A Shares to be converted by the Converting Shareholder(s), the number of Series A Shares owned by the Converting Shareholder(s) prior to the conversion at issue, the number of Series A Shares owned by the Converting Shareholder(s) subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the by the Converting Shareholder(s) deliver by e-mail attachment or by a nationally recognized overnight courier service such Notice of Conversion to the Company (such date, the Conversion Date). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Company is deemed delivered hereunder. No ink-original Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Conversion form be required. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error. To effect conversions of Series A Shares, a holder shall not be required to surrender the certificate(s) representing the Series A Shares to the Company unless all of the Series A Shares represented thereby are so converted, in which case such holder shall deliver the certificate representing such Series A Shares promptly following the Conversion Date at issue (or an indemnity for a lost certificate in a form acceptable to the Board). Series A Shares converted into Ordinary Shares or redeemed in accordance with the terms hereof shall be canceled and shall not be reissued, and all rights (other than the right to receive the Conversion Shares) with respect to such shares will terminate. The Company shall, in the case of all Series A Shares included in a certificate, cancel the certificate so delivered and, in the case of a conversion of part of the holding of Series A Shares included in a certificate, either (a) note the amount and date of conversion on the original certificate, or (b) cancel the original certificate and without charge issue a new certificate to the holder for the balance of the Series A Shares not converted. Notwithstanding the foregoing, the Register of Members shall serve as the prima facie record of issued and outstanding Series A Shares.

10.2       Not later than the number of Trading Days comprising the Standard Settlement Period (as defined below) after each Conversion Date (the Share Delivery Date), the Company shall deliver, or cause to be delivered, to the Converting Shareholder(s) the number of Conversion Shares being acquired upon the conversion of the relevant Series A Shares, which on or after the earlier of (i) the one year anniversary of the Date of Adoption or (ii) the Effective Date, shall be free of restrictive legends and trading restrictions. On or after the earlier of (i) the one year anniversary of the Date of Adoption or (ii) the Effective Date, the Company shall deliver the Conversion Shares required to be delivered by the Company under this Article 10.2 electronically through the Depository Trust Company or another established clearing corporation performing similar functions. As used herein, Standard Settlement Period means the standard settlement period, expressed in a number of Trading Days, on the Designated Stock Exchange with respect to the Ordinary Shares as in effect on the date of delivery of the Notice of Conversion.

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(a)         If, in the case of any Notice of Conversion, such Conversion Shares are not delivered to or as reasonably directed by the Converting Shareholder(s) by the Share Delivery Date, the Converting Shareholder(s) shall be entitled to elect by written notice to the Company at any time on or before its receipt of such Conversion Shares, to rescind such conversion, in which event the Company shall promptly return to the relevant Converting Shareholder(s) any original Series A Share certificate delivered to the Company and the relevant Converting Shareholder(s) shall promptly return to the Company the Conversion Shares issued to such Converting Shareholder(s) pursuant to the rescinded Notice of Conversion.

(b)         The Company’s obligation to issue and deliver the Conversion Shares upon conversion of the Series A Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such holder or any other person of any obligation to the Company or any violation or alleged violation of law by such holder or any other person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to such holder in connection with the issuance of such Conversion Shares; provided, however, that such delivery shall not operate as a waiver by the Company of any such action that the Company may have against such holder. In the event a holder shall elect to convert any or all of the Accrued Value of its Series A Shares, the Company may not refuse conversion based on any claim that such holder or anyone associated or affiliated with such holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to holder, restraining and/or enjoining conversion of all or part of Series A Shares of such holder shall have been sought and obtained, and the Company posts a surety bond for the benefit of such holder in the amount of 150% of the Accrued Value of Series A Shares which is subject to the injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such holder to the extent it obtains judgment. In the absence of such injunction, the Company shall issue Conversion Shares and, if applicable, cash, upon a properly noticed conversion. If the Company fails to deliver to a holder such Conversion Shares pursuant to Article 10.2(a) by the 10th Trading Day after the Share Delivery Date applicable to such conversion, the Company shall pay to such holder, in cash, as liquidated damages and not as a penalty, for each $5,000 of Accrued Value of Series A Shares being converted, $25 per Trading Day (increasing to $50 per Trading Day on the third Trading Day and increasing to $100 per Trading Day on the sixth Trading Day after such damages begin to accrue) for each Trading Day after the 10th Trading Day after the Share Delivery Date until such Conversion Shares are delivered or holder rescinds such conversion. Nothing herein shall limit a holder’s right to pursue actual damages for the Company’s failure to deliver Conversion Shares within the period specified herein and such holder shall have the right to pursue all remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit a Series A Shareholder from seeking to enforce damages pursuant to any other Article hereof or under Applicable Law.

(c)         In addition to any other rights available to the holder, if the Company fails for any reason unrelated to the actions of the holder or its Affiliates to deliver to a Converting Shareholder the applicable Conversion Shares by the Share Delivery Date pursuant to Article 10.2(a) and if after such Share Delivery Date such Converting Shareholder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Converting Shareholder’s brokerage firm otherwise purchases, Ordinary Shares to deliver in satisfaction of a sale by such Converting Shareholder of the Conversion Shares which such Converting Shareholder was entitled to receive upon the conversion relating to such Share Delivery Date (a Buy-In), then the Company shall (A) pay in cash to such Converting Shareholder (in addition to any other remedies available to or elected by such Converting Shareholder) the amount, if any, by which (x) such Converting Shareholder’s total purchase price (including any brokerage commissions) for the Ordinary Shares so purchased exceeds (y) the product of (1) the aggregate number of Ordinary Shares that such Converting Shareholder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (excluding any brokerage commissions) and (B) at the option of such Converting Shareholder, either reissue (if surrendered) the Converting Shares

Annex C-21

equal to the number of Series A Shares submitted for conversion (in which case, such conversion shall be deemed rescinded) or deliver to such Converting Shareholder the number of Ordinary Shares that would have been issued if the Company had timely complied with its delivery requirements under Article 10.2(a). For example, if a Converting Shareholder purchases Ordinary Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of Series A Shares with respect to which the actual sale price of the Conversion Shares (including any applicable brokerage commissions) giving rise to such purchase obligation was a total of $10,000, under clause (A) of the immediately preceding sentence, the Company shall be required to pay such Converting Shareholder $1,000. The Converting Shareholder shall provide the Company written notice indicating the amounts payable to such Converting Shareholder in respect of the Buy-In and, upon the request of the Company, evidence of the amount of such loss. If a Converting Shareholder purchases Ordinary Shares having a total purchase price of $9,000 to cover a Buy-In with respect to an attempted conversion of Series A Shares with respect to which the actual sale price of the Conversion Shares (including any applicable brokerage commissions) giving rise to such purchase obligation was a total of $10,000, under clause (A) of the preceding sentence, the Company shall not be required to pay Converting Shareholder any amount. For the avoidance of doubt, in the event of a Buy-In, the Converting Shareholder shall use commercially reasonable efforts to purchase shares at the lowest available price, paying the lowest reasonably available brokerage commission. The Converting Shareholder shall provide the Company written notice indicating the amounts payable to such Converting Shareholder in respect of the Buy-In and evidence of the amount of such loss. Nothing herein shall limit a Converting Shareholder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Conversion Shares upon conversion of the Series A Shares as required pursuant to the terms hereof.

(d)         The Company covenants that it will at all times reserve and keep available out of its authorized and unissued Ordinary Shares for the sole purpose of issuance upon conversion of Series A Shares as herein provided, free from preemptive rights or any other actual contingent purchase rights of persons other than the Series A Shareholders (and the other Series A Shareholders), not less than such aggregate number of Ordinary Shares as shall (subject to the terms and conditions set forth in the Purchase Agreement) be issuable (taking into account the adjustments and restrictions of Article 11) upon the conversion of the then outstanding Series A Shares (assuming for such purpose a Conversion Price equal to the Floor Price and any such conversions are made without regard to any limitations on conversion set forth herein). The Company covenants that all Ordinary Shares that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable and, if a Registration Statement is then effective under the Securities Act, shall be registered for public resale in accordance with such Registration Statement (subject to such Series A Shareholder’s compliance with its obligations under the Registration Rights Agreement).

(e)         No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Series A Shares. As to any fraction of a share which a Series A Shareholder would otherwise be entitled to purchase upon such conversion, the Company shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share. Notwithstanding anything to the contrary contained herein, but consistent with the provisions of this subsection with respect to fractional Conversion Shares, nothing shall prevent any Series A Shareholder from converting fractional Series A Shares.

(f)          The issuance of Conversion Shares on conversion of Series A Shares shall be made without charge to any Series A Shareholder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Conversion Shares upon conversion in a name other than that of the Series A Shareholders of such Series A Shares and the Company shall not be required to issue or deliver such Conversion Shares unless or until the Person or Persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

Annex C-22

10.3       A Series A Shareholder may notify the Company in writing in the event it elects to be subject to the provisions contained in this Article 10.3; however, no Series A Shareholder shall be subject to this Article 10.3 unless he, she or it makes such election. If the election is made, (i) the Company shall not effect any conversion of Series A Shares, and such Series A Shareholder shall not have the right to convert all or any portion of the Series A Shares, to the extent that, after giving effect to the conversion set forth on the applicable Notice of Conversion, such Series A Shareholder (together with such Series A Shareholder’s Affiliates, and any persons acting as a group together with such Series A Shareholder or any of such Series A Shareholder’s Affiliates (such persons, Attribution Parties)) would beneficially own in excess of 4.9%, 9.9%, 19.9% of the Company’s Ordinary Shares (or such other amount as a Series A Shareholder may specify) (the Beneficial Ownership Limitation) and (ii) the Company shall not permit the Series A Shareholder to vote, and such Series A Shareholder shall not have the right to vote pursuant to these Articles, all or any portion of the Series A Shares that such Series A Shareholder is not permitted to convert pursuant to the preceding clause (i) (provided, however, that such Series A Shareholder shall retain the right to vote pursuant to Article 40 to the extent that retaining such right does not cause such Series A Shareholder to be deemed to beneficially own Conversion Shares within the meaning of Rule 13d-3 promulgated under the Exchange Act). For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by such Series A Shareholder and its Affiliates and Attribution Parties shall include the number of Ordinary Shares issuable upon conversion of Series A Shares with respect to which such determination is being made, but shall exclude the number of Ordinary Shares which are issuable upon (i) conversion of the remaining, unconverted Accrued Value of Series A Shares beneficially owned by such Series A Shareholder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such Shareholder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Article 10.3, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent that the limitation contained in this Article 10.3 applies, the determination of whether the Series A Shares are convertible (in relation to other securities owned by such Series A Shareholder together with any Affiliates and Attribution Parties) and of how many Series A Shares are convertible shall be in the sole discretion of such Series A Shareholder, and the submission of a Notice of Conversion shall be deemed to be such Series A Shareholder’s determination of whether the Series A Shares may be converted (in relation to other securities owned by such Series A Shareholder together with any Affiliates and Attribution Parties) and how many Series A Shares are convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, each Series A Shareholder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this Article 10.3 and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. The Series A Shareholder shall provide the Company with any information reasonably requested by the Company in connection with this Beneficial Ownership Limitation and the provisions related thereto, in each case with respect to the Company’s reporting obligations pursuant to the Securities Act, the Exchange Act, or other federal or state securities regulations. For purposes of this Article 10.3, in determining the number of outstanding Ordinary Shares, a Series A Shareholder may rely on the number of outstanding Ordinary Shares as stated in the most recent of the following: (i) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (ii) a more recent public announcement by the Company or (iii) a more recent written notice by the Company or the transfer agent setting forth the number of Ordinary Shares outstanding. Upon the written or oral request (which may be via email) of a Series A Shareholder, the Company shall within two Trading Days confirm in writing to such Series A Shareholder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including the Series A Shares, by such Series A Shareholder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Ordinary Shares was reported. By written notice to the Company, a Series A Shareholder may from time to time increase or decrease the Beneficial Ownership Limitation applicable to such Series A Shareholder, provided, however, that any such increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company. The provisions of this Article 10.3 shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Article 10.3 to correct this paragraph (or any portion hereof) which may be defective or

Annex C-23

inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor Series A Shareholder.

11          Adjustment of Conversion Price

11.1       For the purposes of this Article 11, the following definitions shall apply:

(a)         Convertible Securities means any Shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any Ordinary Shares;

(b)         Exempt Issuance means the issuance of (a) any securities of the Company to employees, officers or directors, consultants, contractors, vendors or other agents of the Company pursuant to any share or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company, (b) securities upon the exercise or exchange of or conversion of any securities issued pursuant to the Purchase Agreements or the Business Combination Agreement and/or other securities exercisable or exchangeable for or convertible into Ordinary Shares issued and outstanding on the Date of Adoption, provided that such securities have not been amended since the Date of Adoption to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with share splits or combinations and automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such securities which are not more favorable to the holder thereof than the anti-dilution and similar provisions in favor of the Series A Holders set forth herein) or to extend the term of such securities, (c) the Conversion Shares, and (d) securities issued pursuant to any merger, acquisition or strategic transaction or partnership approved by a majority of the directors of the Company, provided that (i) such securities are issued as “restricted securities” (as defined in Rule 144) or are issued pursuant to an effective registration statement pursuant to the Securities Act and (ii) any such issuance shall only be to a person (or to the equityholders of a person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but any such Exempt Issuance shall not include a transaction in which the Company is issuing securities (i) primarily for the purpose of raising capital, including an at-the-market offering, or (ii) to an entity whose primary business is investing in securities.

(c)         Options means rights, options or warrants to subscribe for, purchase or otherwise acquire either Ordinary Shares or Convertible Securities; and

(d)         Option Value means the value of an Option based on the Black-Scholes Option Pricing model obtained from the “OV” function on Bloomberg determined as of (A) the Trading Day prior to the public announcement of the issuance of the applicable Option, if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, for pricing purposes and reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of the applicable Option as of the applicable date of determination, (ii) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg as of (A) the Trading Day immediately following the public announcement of the applicable Option if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, (iii) the underlying price per share used in such calculation shall be the highest weighted average price of the Ordinary Shares during the period beginning on the Trading Day prior to the execution of definitive documentation relating to the issuance of the applicable Option and ending on (A) the Trading Day immediately following the public announcement of such issuance, if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, (iv) a zero cost of borrow and (v) a 360 day annualization factor, provided, however, in case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction, in

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no event shall the Option Value exceed a fraction of the aggregate consideration received (excluding the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities) equal to (1) the number of Ordinary Shares underlying such Option divided by (2) the total number of Ordinary Shares issued or issuable in the integrated transaction (including the number of shares underlying such Option).

(e)         Series A Issue Date shall mean the Date of Adoption.

11.2       Adjustment of Conversion Price upon issuance of Ordinary Shares. In the event the Company shall at any time after the Series A Issue Date issue or sell, or in accordance with this Article 11.2 is deemed to have issued or sold, any Ordinary Shares (including the issuance or sale of Treasury Shares and any other Ordinary Shares owned or held by or for the account of the Company, but excluding Ordinary Shares issued or sold, or deemed to have been issued or sold, by the Company in connection with any Exempt Issuance) for a consideration per share (the New Issuance Price) less than the lesser of (x) $10.00 (subject to Equitable Adjustment) and (y) the Conversion Price then in effect (each such issue, sale or deemed issuance or sale, a Dilutive Issuance), then, immediately after such Dilutive Issuance, the Conversion Price then in effect shall be reduced to an amount equal to the New Issuance Price, save that the Conversion Price shall at all times be equal to or greater than the par value of the Ordinary Shares. For all purposes of the foregoing (including, without limitation, determining the adjusted Conversion Price and the New Issuance Price under this Article 11.2), the following shall be applicable:

(a)         Options and Convertible Securities. The consideration per share received by the Company for Ordinary Shares deemed to have been issued pursuant to Article 11.2, relating to Options and Convertible Securities, shall be determined by dividing:

(i)  the total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)         the maximum number of Ordinary Shares (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(b)         Deemed issue of Ordinary Shares.

(i)  If the Company at any time or from time to time after the Series A Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of Ordinary Shares (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Ordinary Shares issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(ii) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Article 11.2, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of

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such Option or Convertible Security (but excluding (x) proportional changes in conversion or exercise prices, as applicable, in connection with Article 11.3 and Article 11.4, or (y) automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security which are not more favorable to the holder thereof than the anti-dilution and similar provisions set forth herein) to provide for either: (1) any increase or decrease in the number of Ordinary Shares issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security; or (2) any increase or decrease in the consideration payable to the Company upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. For purposes of this Article 11.2(b), if the terms of any Option or Convertible Security that was outstanding as of the date of first issuance of a Series A Share are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Ordinary Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. Notwithstanding the foregoing, no readjustment pursuant to this Article 11.2(b)(ii) shall have the effect of increasing the Conversion Price then in effect.

(c)         Calculation of Consideration Received.

(i)  In case one or more Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction, (x) each such Option will be deemed to have been issued for the Option Value of such Option and (y) the other securities issued or sold in such integrated transaction shall be deemed to have been issued or sold for the difference of (I) the aggregate consideration received by the Company less any consideration paid or payable by the Company pursuant to the terms of such other securities of the Company, less (II) the Option Value of each such Option.

(ii)         If any Ordinary Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration other than cash received therefor will be deemed to be the net amount received by the Company therefor. If any Ordinary Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company will be the closing sale price of such publicly traded securities on the date of receipt. If any Ordinary Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Ordinary Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Company and the Series A Majority. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the Valuation Event), the fair value of such consideration will be determined within five (5) Business Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the Series A Majority. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the reasonable fees and expenses of such appraiser shall be borne by the Company.

(d)         Record Date. If the Company takes a record of the holders of Ordinary Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Ordinary Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Ordinary Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issuance or sale of the Ordinary Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).

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(e)         Expiration or Termination of Options or Convertible Securities. Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Securities (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Article 11.2, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Securities (or portion thereof) never been issued.

11.3       Adjustment for share splits and combinations. If the Company shall at any time or from time to time after the Series A Issue Date effect a subdivision of the outstanding Ordinary Shares, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of Ordinary Shares issuable on conversion of each Series A Share shall be increased in proportion to such increase in the aggregate number of Ordinary Shares outstanding. If the Company shall at any time or from time to time after the Series A Issue Date consolidate the outstanding Ordinary Shares, the Conversion Price in effect immediately before the consolidation shall be proportionately increased so that the number of Ordinary Shares issuable on conversion of each Series A Share shall be decreased in proportion to such decrease in the aggregate number of Ordinary Shares outstanding. Any adjustment under this Article 11.3 shall become effective at the close of business on the date the subdivision or consolidation becomes effective.

11.4       Adjustment for certain dividends and distributions. In the event the Company at any time or from time to time after the Series A Issue Date shall make or issue, or fix a record date for the determination of holders of Ordinary Shares entitled to receive, a dividend or other distribution payable on the Ordinary Shares, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(a)         the numerator of which shall be the total number of Ordinary Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b)         the denominator of which shall be the total number of Ordinary Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of Ordinary Shares issuable in payment of such dividend or distribution.

(c)         Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Article 11.4 as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made if the holders of Series A Shares simultaneously receive a dividend or other distribution of Ordinary Shares in a number equal to the number of Ordinary Shares as they would have received if all outstanding Series A Shares had been converted into Ordinary Shares on the date of such event.

11.5       Adjustments for other dividends and distributions. In the event the Company at any time or from time to time after the Series A Issue Date shall make or issue, or fix a record date for the determination of holders of Ordinary Shares entitled to receive, a dividend or other distribution payable in securities of the Company (other than a distribution of Ordinary Shares in respect of outstanding Ordinary Shares) or in other property and the provisions of Articles 25.7 and 25.8 do not apply to such dividend or distribution, then and in each such event the holders of Series A Shares shall receive, simultaneously with the distribution to the holders of Ordinary Shares, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding Series A Shares had been converted into Ordinary Shares on the date of such event.

11.6       Adjustment for merger or reorganisation, etc.

(a)         If, at any time while any Series A Share is outstanding, (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another person, (ii) the Company (and all of its subsidiaries, taken as a whole), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another person) is completed pursuant to which

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holders of Ordinary Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Ordinary Shares or 50% or more of the Shares entitled to vote, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares is effectively converted into or exchanged for other securities, cash or property (other than as a result of a share split, reverse share split, combination or reclassification of Ordinary Shares covered by Article 11.3 or any reorganization or parent-subsidiary merger not requiring shareholder approval), or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another person whereby such other person acquires 50% or more of the outstanding Ordinary Shares or 50% or more of the Shares entitled to vote, and such event(s) do not constitute a Deemed Liquidation Event (each a Fundamental Transaction), the Series A Shareholders shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (without regard to any limitation in Article 10.3 on the conversion of the), the number of Series A Shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares for which the Series A Shares are convertible immediately prior to such Fundamental Transaction (without regard to any limitation in Article 10.3 on the conversion of the Series A Shares).

(b)         For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Ordinary Share in such Fundamental Transaction, and the Company shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Ordinary Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Series A Shareholder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of the Series A Shares following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall file articles of association with the same terms and conditions and issue to the Series A Shareholders new preference shares consistent with the foregoing provisions and evidencing the Series A Shareholders’ right to convert such preference shares into Alternate Consideration.

(c)         The Company shall require any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company with respect to the Series A Shares under these Articles and the Registration Rights Agreement in accordance with the provisions of this Article 11.6 pursuant to written agreements in form and substance reasonably satisfactory to the Series A Majority and approved by the Series A Majority (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of any Series A Shareholder, deliver to the Series A Shareholders in exchange for the Series A Shares a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the Series A Shares which is convertible for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Ordinary Shares acquirable and receivable upon conversion of the Series A Shares (without regard to any limitations on the conversion of the Series A Shares) prior to such Fundamental Transaction, and with a conversion price which applies the Conversion Price hereunder to such shares of capital stock (but taking into account the relative value of the Ordinary Shares pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such conversion price being for the purpose of protecting the economic value of the Series A Shares immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Series A Majority.

11.7       Conversion Price Reset. If the per Ordinary Share volume-weighted average price for the twenty trading day period commencing on the date that is six months after the Date of Adoption (the Six Month VWAP) is less than then the Conversion Price, the Conversion Price will be subject to a one-time downward adjustment equal to the greater of: (i) the Six Month VWAP, and (ii) the Floor Price.

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11.8       Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment pursuant to this Article 11, the Company at its expense shall, as promptly as reasonably practicable but in any event not later than ten days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Shares a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Shares (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of Ordinary Shares and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the Series A Shares.

11.9       Notice to Allow Conversion. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares, (B) the Company shall declare a redemption of the Ordinary Shares, (C) the Company shall authorize the granting to all holders of the Ordinary Shares of rights or warrants to subscribe for or purchase any shares of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Ordinary Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company (and all of its subsidiaries, taken as a whole), or any compulsory share exchange whereby the Ordinary Shares are converted into other securities, cash or property or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be filed at each office or agency maintained for the purpose of conversion of the Series A Shares, and shall cause to be delivered by email to each Series A Shareholder at its email address as it shall appear upon the Register of Members, at least twenty (20) calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares of record shall be entitled to exchange their shares of the Ordinary Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided, that, notwithstanding the foregoing, any notice delivery requirement hereunder shall also be deemed satisfied by filing or furnishing such communication with the Commission via the EDGAR system; provided further, that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file or furnish such notice with the Commission pursuant to a Current Report on Form 6-K, unless determined by the Company that such filing would be harmful to the Company at such time, in which case the Company shall file or furnish such 6-K as soon as is reasonably practicable in its discretion. For the avoidance of doubt, and without limiting the conversion rights of any Series A Shareholder, each Series A Shareholder shall remain entitled to convert the Accrued Value of the Series A Shares (or any part hereof) during the twenty (20)-day period commencing on the date of such notice through the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

12          Meetings of Members

Annual and extraordinary general meetings

12.1       The Company may, but shall not (unless required by the Designated Stock Exchange Rules, the Commission and/or any other competent regulatory authority or otherwise under Applicable Law) be obligated to, in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the Board, in accordance with these Articles.

12.2       All general meetings other than annual general meetings shall be called extraordinary general meetings.

Power to call meetings

12.3       The Directors may call a general meeting at any time.

12.4       If there are insufficient Directors to constitute a quorum and the remaining Directors are unable to agree on the appointment of additional Directors, the Directors must call a general meeting for the purpose of appointing additional Directors.

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12.5       The Directors must also call a general meeting if requisitioned in the manner set out in the next two Articles.

12.6       The requisition must be in writing and given by one or more Members who together holder at least ten per cent of the rights to vote at such general meeting.

12.7       The requisition must also:

(a)         specify the purpose of the meeting;

(b)         be signed by or on behalf of each requisitioner (and for this purpose, each joint holder shall be obliged to sign). The requisition may consist of several documents in line form signed by one or more of the requisitioners; and

(c)         be delivered in accordance with the notice provisions.

12.8       Should the Directors fail to call a general meeting within 21 Clear Days’ from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period.

12.9       Without limitation to the foregoing, if there are insufficient Directors to constitute a quorum and the remaining Directors are unable to agree on the appointment of additional Directors, any one or more Members who together hold at least ten per cent of the rights to vote at a general meeting may call a general meeting for the purpose of considering the business specified in the notice of meeting which shall include as an item of business the appointment of additional Directors.

12.10     Members seeking to bring business before the annual general meeting or to nominate candidates for election as directors at the annual general meeting must deliver notice to the principal executive offices of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting.

12.11     If the Members call a meeting under the above provisions, the Company shall reimburse their reasonable expenses.

Content of notice

12.12     Notice of a general meeting shall specify each of the following:

(a)         the place, the date and the hour of the meeting;

(b)         if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting;

(c)         subject to paragraph (d) and the requirements of the Designated Stock Exchange Rules (to the extent applicable), the general nature of the business to be transacted; and

(d)         if a resolution is proposed as a Special Resolution, the text of that resolution.

12.13     In each notice there shall appear with reasonable prominence the following statements:

(a)         that a Member who is entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of that Member; and

(b)         that a proxyholder need not be a Member.

Period of notice

12.14     At least five (5) Clear Days’ notice shall be given to Members for any general meeting.

12.15     Subject to the Act, a meeting may be convened on shorter notice, with the consent of the Member or Members who, individually or collectively, hold not less than 75 per cent of the voting rights of all those who have a right to vote at that meeting.

Persons entitled to receive notice

12.16     Subject to the provisions of these Articles and to any restrictions imposed on any Shares, the notice shall be given to the following people:

(a)         the Members

(b)         persons entitled to a Share in consequence of the death or bankruptcy of a Member;

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(c)         the Directors; and

(d)         the Auditors (if appointed).

12.17     The Board may determine that the Members entitled to receive notice of a meeting are those persons entered on the register of Members at the close of business on a day determined by the Board.

Accidental omission to give notice or non-receipt of notice

12.18     Proceedings at a meeting shall not be invalidated by the following:

(a)         an accidental failure to give notice of the meeting to any person entitled to notice; or

(b)         non-receipt of notice of the meeting by any person entitled to notice.

12.19     In addition, where a notice of meeting is published on a website proceedings at the meeting shall not be invalidated merely because it is accidentally published:

(a)         in a different place on the website; or

(b)         for part only of the period from the date of the notification until the conclusion of the meeting to which the notice relates.

13          Proceedings at meetings of Members

Quorum

13.1       Save as provided in the following Article, no business shall be transacted at any meeting unless a quorum is present in person or by proxy. A quorum is as follows:

(a)         if the Company has only one Member: that Member;

(b)         if the Company has more than one Member: one or more Members holding Shares that represent not less than one-third of the outstanding Shares carrying the right to vote at such general meeting, being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy.

Lack of quorum

13.2       If a quorum is not present within fifteen minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then the following provisions apply:

(a)         If the meeting was requisitioned by Members, it shall be cancelled.

(b)         In any other case, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the Directors. If a quorum is not present within fifteen minutes of the time appointed for the adjourned meeting, then the Members present in person or by proxy shall constitute a quorum.

Chairman

13.3       The chairman of a general meeting shall be the chairman of the Board or such other Director as the Directors have nominated to chair Board meetings in the absence of the chairman of the Board. Absent any such person being present within fifteen minutes of the time appointed for the meeting, the Directors present shall elect one of their number to chair the meeting.

13.4       If no Director is present within fifteen minutes of the time appointed for the meeting, or if no Director is willing to act as chairman, the Members present in person or by proxy and entitled to vote shall choose one of their number to chair the meeting.

Right of a Director to attend and speak

13.5       Even if a Director is not a Member, he shall be entitled to attend and speak at any general meeting and at any separate meeting of Members holding a particular class of Shares.

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Accommodation of Members at meeting

13.6       lf it appears to the chairman of the meeting that the meeting place specified in the notice convening the meeting is inadequate to accommodate all Members entitled and wishing to attend, the meeting will be duly constituted and its proceedings valid if the chairman is satisfied that adequate facilities are available to ensure that a Member who is unable to be accommodated is able (whether at the meeting place or elsewhere):

(a)         to participate in the business for which the meeting has been convened;

(b)         to hear and see all persons present who speak (whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise); and

(c)         to be heard and seen by all other persons present in the same way.

Security

13.7       In addition to any measures which the Board may be required to take due to the location or venue of the meeting, the Board may make any arrangement and impose any restriction it considers appropriate and reasonable in the circumstances to ensure the security of a meeting including, without limitation, the searching of any person attending the meeting and the imposing of restrictions on the items of personal property that may be taken into the meeting place. The Board may refuse entry to, or eject from, a meeting a person who refuses to comply with any such arrangements or restrictions.

Adjournment and Postponement

13.8       The chairman may at any time adjourn a meeting with the consent of the Members constituting a quorum. The chairman must adjourn the meeting if so directed by the meeting. No business, however, can be transacted at an adjourned meeting other than business which might properly have been transacted at the original meeting.

13.9       Should a meeting be adjourned for more than 20 Clear Days, whether because of a lack of quorum or otherwise, Members shall be given at least five (5) Clear Days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any notice of the adjournment.

13.10     If a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

13.11     When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

Method of voting

13.12     A resolution put to the vote of the meeting shall be decided on a poll.

Taking of a poll

13.13     A poll demanded on the question of adjournment shall be taken immediately.

13.14     A poll demanded on any other question shall be taken either immediately or at an adjourned meeting at such time and place as the chairman directs, not being more than thirty Clear Days after the poll was demanded.

13.15     The demand for a poll shall not prevent the meeting continuing to transact any business other than the question on which the poll was demanded.

13.16     A poll shall be taken in such manner as the chairman directs. He may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held in more than one place, the chairman may appoint scrutineers in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

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Chairman’s casting vote

13.17     In the case of an equality of votes, the Chairman shall be entitled to a second or casting vote.

Amendments to resolutions

13.18     An Ordinary Resolution to be proposed at a general meeting may be amended by Ordinary Resolution if:

(a)         not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine), notice of the proposed amendment is given to the Company in writing by a Member entitled to vote at that meeting; and

(b)         the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.

13.19     A Special Resolution to be proposed at a general meeting may be amended by Ordinary Resolution, if:

(a)         the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed, and

(b)         the amendment does not go beyond what the chairman considers is necessary to correct a grammatical or other non-substantive error in the resolution.

13.20     If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman’s error does not invalidate the vote on that resolution.

Sole-Member Company

13.21     If the Company has only one Member, and the Member records in writing his decision on a question, that record shall constitute both the passing of a resolution and the minute of it.

14          Voting rights of Members

Right to vote

14.1       Unless their Shares carry no right to vote, or unless a call or other amount presently payable has not been paid, all Members are entitled to vote at a general meeting, and all Members holding Shares of a particular class of Shares are entitled to vote at a meeting of the holders of that class of Shares.

14.2       Members may vote in person or by proxy.

14.3       Subject to Article 2.4, every Member shall have one vote for each Share he holds, unless any Share carries special voting rights.

14.4       No Member is bound to vote on his Shares or any of them; nor is he bound to vote each of his Shares in the same way.

Rights of joint holders

14.5       If Shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those Shares appears first in the register of Members shall be accepted to the exclusion of the votes of the other joint holder.

Representation of corporate Members

14.6       Save where otherwise provided, a corporate Member must act by a duly authorised representative.

14.7       A corporate Member wishing to act by a duly authorised representative must identify that person to the Company by notice in writing.

14.8       The authorisation may be for any period of time, and must be delivered to the Company before the commencement of the meeting at which it is first used.

14.9       The Directors of the Company may require the production of any evidence which they consider necessary to determine the validity of the notice.

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14.10     Where a duly authorised representative is present at a meeting that Member is deemed to be present in person; and the acts of the duly authorised representative are personal acts of that Member.

14.11     A corporate Member may revoke the appointment of a duly authorised representative at any time by notice to the Company; but such revocation will not affect the validity of any acts carried out by the duly authorised representative before the Directors of the Company had actual notice of the revocation.

14.12     If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of such Shares held by the clearing house (or its nominee(s)).

Member with mental disorder

14.13     A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Cayman Islands or elsewhere) in matters concerning mental disorder may vote, by that Member’s receiver, curator bonis or other person authorised in that behalf appointed by that court.

14.14     For the purpose of the preceding Article, evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote must be received not less than 24 hours before holding the relevant meeting or the adjourned meeting in any manner specified for the delivery of forms of appointment of a proxy, whether in writing or by Electronic means. In default, the right to vote shall not be exercisable.

Objections to admissibility of votes

14.15     An objection to the validity of a person’s vote may only be raised at the meeting or at the adjourned meeting at which the vote is sought to be tendered. Any objection duly made shall be referred to the chairman whose decision shall be final and conclusive.

Form of proxy

14.16     An instrument appointing a proxy shall be in any common form or in any other form approved by the Directors.

14.17     The instrument must be in writing and signed in one of the following ways:

(a)         by the Member; or

(b)         by the Member’s authorised attorney; or

(c)         if the Member is a corporation or other body corporate, under seal or signed by an authorised officer, secretary or attorney.

If the Directors so resolve, the Company may accept an Electronic Record of that instrument delivered in the manner specified below and otherwise satisfying the Articles about authentication of Electronic Records.

14.18     The Directors may require the production of any evidence which they consider necessary to determine the validity of any appointment of a proxy.

14.19     A Member may revoke the appointment of a proxy at any time by notice to the Company duly signed in accordance with Article 14.17.

14.20     No revocation by a Member of the appointment of a proxy made in accordance with Article 14.19 will affect the validity of any acts carried out by the relevant proxy before the Directors of the Company had actual notice of the revocation.

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How and when proxy is to be delivered

14.21     Subject to the following Articles, the Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the form of appointment of a proxy and any authority under which it is signed (or a copy of the authority certified notarially or in any other way approved by the Directors) must be delivered so that it is received by the Company before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote. They must be delivered in either of the following ways:

(a)         In the case of an instrument in writing, it must be left at or sent by post:

(i)  to the registered office of the Company; or

(ii)         to such other place within the Cayman Islands specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting.

(b)         If, pursuant to the notice provisions, a notice may be given to the Company in an Electronic Record, an Electronic Record of an appointment of a proxy must be sent to the address specified pursuant to those provisions unless another address for that purpose is specified:

(i)  in the notice convening the meeting; or

(ii)         in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(iii)        in any invitation to appoint a proxy issued by the Company in relation to the meeting.

(c)         Notwithstanding Article 14.21(a) and Article 14.21(b), the chairman of the Company may, in any event at his discretion, direct that an instrument of proxy shall be deemed to have been duly deposited.

14.22     Where a poll is taken:

(a)         if it is taken more than seven Clear Days after it is demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered in accordance with Article 14.21 before the time appointed for the taking of the poll;

(b)         if it to be taken within seven Clear Days after it was demanded, the form of appointment of a proxy and any accompanying authority (or an Electronic Record of the same) must be delivered in accordance with Article 14.21 before the time appointed for the taking of the poll.

14.23     If the form of appointment of proxy is not delivered on time, it is (unless the chairman declares it to be duly deposited) invalid.

14.24     When two or more valid but differing appointments of proxy are delivered or received in respect of the same Share for use at the same meeting and in respect of the same matter, the one which is last validly delivered or received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the other or others as regards that Share. lf the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that Share.

14.25     The Board may at the expense of the Company send forms of appointment of proxy to the Members by post (that is to say, pre-paying and posting a letter), or by Electronic communication or otherwise (with or without provision for their return by pre-paid post) for use at any general meeting or at any separate meeting of the holders of any class of Shares, either blank or nominating as proxy in the alternative any one or more of the Directors or any other person. lf for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company’s expense, they shall be issued to all (and not to some only) of the Members entitled to be sent notice of the meeting and to vote at it. The accidental omission to send such a form of appointment or to give such an invitation to, or the non-receipt of such form of appointment by, any Member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

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Voting by proxy

14.26     A proxy shall have the same voting rights at a meeting or adjourned meeting as the Member would have had except to the extent that the instrument appointing him limits those rights. Notwithstanding the appointment of a proxy, a Member may attend and vote at a meeting or adjourned meeting. If a Member votes on any resolution a vote by his proxy on the same resolution, unless in respect of different Shares, shall be invalid.

14.27     The instrument appointing a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll and a demand by a person as proxy for a Member shall be the same as a demand by a Member. Such appointment shall not confer any further right to speak at the meeting, except with the permission of the chairman of the meeting.

15          Number of Directors

15.1       There shall be a Board consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors. Unless fixed by Ordinary Resolution, the maximum number of Directors shall be six.

16          Appointment, disqualification and removal of Directors

No age limit

16.1       There is no age limit for Directors save that they must be at least eighteen years of age.

Corporate Directors

16.2       Unless prohibited by law, a body corporate may be a Director. If a body corporate is a Director, the Articles about representation of corporate Members at general meetings apply, mutatis mutandis, to the Articles about Directors’ meetings.

No shareholding qualification

16.3       Unless a shareholding qualification for Directors is fixed by Ordinary Resolution, no Director shall be required to own Shares as a condition of his appointment.

Appointment of Directors

16.4       The Directors shall not be divided into classes. All Directors shall hold office until the expiration of their terms of office and until their successors shall have been elected and qualified. A Director elected to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

16.5       A Director may be appointed by Ordinary Resolution or by the Directors. Any appointment may be to fill a vacancy or as an additional Director.

16.6       The remaining Director(s) may appoint a Director even though there is not a quorum of Directors.

16.7       No appointment can cause the number of Directors to exceed the maximum (if one is set); and any such appointment shall be invalid.

16.8       For so long as Shares are listed on a Designated Stock Exchange, the Directors shall include at least such number of Independent Directors as Applicable Law or the rules and regulations of the Designated Stock Exchange require, subject to applicable phase-in rules of the Designated Stock Exchange rules or regulations or the Designated Stock Exchange Rules, as determined by the Board.

Board’s power to appoint Directors

16.9       Without prejudice to the Company’s power to appoint a person to be a Director pursuant to these Articles, the Board shall have power at any time to appoint any person who is willing to act as a Director, either to fill a vacancy or as an addition to the existing Board, subject to the total number of Directors not exceeding any maximum number fixed by or in accordance with these Articles.

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16.10     An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

Removal of Directors

16.11     A Director may be removed by Ordinary Resolution.

Resignation of Directors

16.12     A Director may at any time resign office by giving to the Company notice in writing or, if permitted pursuant to the notice provisions, in an Electronic Record delivered in either case in accordance with those provisions.

16.13     Unless the notice specifies a different date, the Director shall be deemed to have resigned on the date that the notice is delivered to the Company.

Termination of the office of Director

16.14     A Director may retire from office as a Director by giving notice in writing to that effect to the Company at the registered office, which notice shall be effective upon such date as may be specified in the notice, failing which upon delivery to the registered office.

16.15     Without prejudice to the provisions in these Articles for retirement (by rotation or otherwise), a Director’s office shall be terminated forthwith if:

(a)         he is prohibited by the law of the Cayman Islands from acting as a Director; or

(b)         he is made bankrupt or makes an arrangement or composition with his creditors generally; or

(c)         he resigns his office by notice to the Company; or

(d)         he only held office as a Director for a fixed term and such term expires; or

(e)         in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a Director; or

(f)          he is given notice by the majority of the other Directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such Director); or

(g)         he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)         without the consent of the other Directors, he is absent from meetings of Directors for a continuous period of six months.

17          Alternate Directors

Appointment and removal

17.1       Any Director may appoint any other person, including another Director, to act in his place as an alternate Director. No appointment shall take effect until the Director has given notice of the appointment to the Board. Such notice must be given to each other Director by either of the following methods:

(a)         by notice in writing in accordance with the notice provisions;

(b)         if the other Director has an email address, by emailing to that address a scanned copy of the notice as a PDF attachment (the PDF version being deemed to be the notice unless Article 31.7 applies), in which event notice shall be taken to be given on the date of receipt by the recipient in readable form. For the avoidance of doubt, the same email may be sent to the email address of more than one Director (and to the email address of the Company pursuant to Article 17.4(c)).

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17.2       Without limitation to the preceding Article, a Director may appoint an alternate for a particular meeting by sending an email to his fellow Directors informing them that they are to take such email as notice of such appointment for such meeting. Such appointment shall be effective without the need for a signed notice of appointment or the giving of notice to the Company in accordance with Article 17.4.

17.3       A Director may revoke his appointment of an alternate at any time. No revocation shall take effect until the Director has given notice of the revocation to the Board. Such notice must be given by either of the methods specified in Article 17.1.

17.4       A notice of appointment or removal of an alternate Director shall be effective only if given to the Company by one or more of the following methods:

(a)         by notice in writing in accordance with the notice provisions contained in these Articles;

(b)         if the Company has a facsimile address for the time being, by sending by facsimile transmission to that facsimile address a facsimile copy or, otherwise, by sending by facsimile transmission to the facsimile address of the Company’s registered office a facsimile copy (in either case, the facsimile copy being deemed to be the notice unless Article 31.7 applies), in which event notice shall be taken to be given on the date of an error-free transmission report from the sender’s fax machine;

(c)         if the Company has an email address for the time being, by emailing to that email address a scanned copy of the notice as a PDF attachment or, otherwise, by emailing to the email address provided by the Company’s registered office a scanned copy of the notice as a PDF attachment (in either case, the PDF version being deemed to be the notice unless Article 31.7 applies), in which event notice shall be taken to be given on the date of receipt by the Company or the Company’s registered office (as appropriate) in readable form; or

(d)         if permitted pursuant to the notice provisions, in some other form of approved Electronic Record delivered in accordance with those provisions in writing.

Notices

17.5       All notices of meetings of Directors shall continue to be given to the appointing Director and not to the alternate.

Rights of alternate Director

17.6       An alternate Director shall be entitled to attend and vote at any Board meeting or meeting of a committee of the Directors at which the appointing Director is not personally present, and generally to perform all the functions of the appointing Director in his absence. An alternate Director, however, is not entitled to receive any remuneration from the Company for services rendered as an alternate Director.

Appointment ceases when the appointor ceases to be a Director

17.7       An alternate Director shall cease to be an alternate Director if:

(a)         the Director who appointed him ceases to be a Director; or

(b)         the Director who appointed him revokes his appointment by notice delivered to the Board or to the registered office of the Company or in any other manner approved by the Board; or

(c)         in any event happens in relation to him which, if he were a Director of the Company, would cause his office as Director to be vacated.

Status of alternate Director

17.8       An alternate Director shall carry out all functions of the Director who made the appointment.

17.9       Save where otherwise expressed, an alternate Director shall be treated as a Director under these Articles.

17.10     An alternate Director is not the agent of the Director appointing him.

17.11     An alternate Director is not entitled to any remuneration for acting as alternate Director.

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Status of the Director making the appointment

17.12     A Director who has appointed an alternate is not thereby relieved from the duties which he owes the Company.

18          Powers of Directors

Powers of Directors

18.1       Subject to the provisions of the Act, the Memorandum and these Articles the business of the Company shall be managed by the Directors who may for that purpose exercise all the powers of the Company.

18.2       No prior act of the Directors shall be invalidated by any subsequent alteration of the Memorandum or these Articles. However, to the extent allowed by the Act, Members may, by Special Resolution, validate any prior or future act of the Directors which would otherwise be in breach of their duties.

Directors below the minimum number

18.3       lf the number of Directors is less than the minimum prescribed in accordance with these Articles, the remaining Director or Directors shall act only for the purposes of appointing an additional Director or Directors to make up such minimum or of convening a general meeting of the Company for the purpose of making such appointment. lf there are no Director or Directors able or willing to act, any two Members may summon a general meeting for the purpose of appointing Directors. Any additional Director so appointed shall hold office (subject to these Articles) only until the dissolution of the annual general meeting next following such appointment unless he is re-elected during such meeting.

Appointments to office

18.4       The Directors may appoint a Director:

(a)         as chairman of the Board;

(b)         as managing Director;

(c)         to any other executive office,

for such period, and on such terms, including as to remuneration as they think fit.

18.5       The appointee must consent in writing to holding that office.

18.6       Where a chairman is appointed he shall, unless unable to do so, preside at every meeting of Directors.

18.7       If there is no chairman, or if the chairman is unable to preside at a meeting, that meeting may select its own chairman; or the Directors may nominate one of their number to act in place of the chairman should he ever not be available.

18.8       Subject to the provisions of the Act, the Directors may also appoint and remove any person, who need not be a Director:

(a)         as Secretary; and

(b)         to any office that may be required

for such period and on such terms, including as to remuneration, as they think fit. In the case of an Officer, that Officer may be given any title the Directors decide.

18.9       The Secretary or Officer must consent in writing to holding that office.

18.10     A Director, Secretary or other Officer of the Company may not hold the office, or perform the services, of auditor.

Provisions for employees

18.11     The Board may make provision for the benefit of any persons employed or formerly employed by the Company or any of its subsidiary undertakings (or any member of his family or any person who is dependent on him) in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or any of its subsidiary undertakings.

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Exercise of voting rights

18.12     The Board may exercise the voting power conferred by the Shares in any body corporate held or owned by the Company in such manner in all respects as it thinks fit (including, without limitation, the exercise of that power in favour of any resolution appointing any Director as a Director of such body corporate, or voting or providing for the payment of remuneration to the Directors of such body corporate).

Remuneration

18.13     Every Director may be remunerated by the Company for the services he provides for the benefit of the Company, whether as Director, employee or otherwise, and shall be entitled to be paid for the expenses incurred in the Company’s business including attendance at Directors’ meetings.

18.14     Until otherwise determined by the Company by Ordinary Resolution, the Directors (other than alternate Directors) shall be entitled to such remuneration by way of fees for their services in the office of Director as the Directors may determine.

18.15     Remuneration may take any form and may include arrangements to pay pensions, health insurance, death or sickness benefits, whether to the Director or to any other person connected to or related to him.

18.16     Unless his fellow Directors determine otherwise, a Director is not accountable to the Company for remuneration or other benefits received from any other company which is in the same group as the Company or which has common shareholdings.

Disclosure of information

18.17     Subject to the compliance with Applicable Laws, including the federal securities laws of the United States, the Directors may release or disclose to a third party any information regarding the affairs of the Company, including any information contained in the register of Members relating to a Member, (and they may authorise any Director, Officer or other authorised agent of the Company to release or disclose to a third party any such information in his possession) if:

(a)         the Company or that person, as the case may be, is lawfully required to do so under the laws of any jurisdiction to which the Company is subject; or

(b)         such disclosure is in compliance with the Designated Stock Exchange Rules; or

(c)         such disclosure is in accordance with any contract entered into by the Company; or

(d)         the Directors are of the opinion such disclosure would assist or facilitate the Company’s operations.

19          Delegation of powers

Power to delegate any of the Directors’ powers to a committee

19.1       The Directors may delegate any of their powers to any committee consisting of one or more persons who need not be Members. Persons on the committee may include non-Directors so long as the majority of those persons are Directors. For so long as Shares are listed on a Designated Stock Exchange, any such committee shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or otherwise required by Applicable Law.

19.2       The delegation may be collateral with, or to the exclusion of, the Directors’ own powers.

19.3       The delegation may be on such terms as the Directors think fit, including provision for the committee itself to delegate to a sub-committee; save that any delegation must be capable of being revoked or altered by the Directors at will.

19.4       Unless otherwise permitted by the Directors, a committee must follow the procedures prescribed for the taking of decisions by Directors.

19.5       For so long as Shares are listed on a Designated Stock Exchange, the Board shall establish an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles. Each

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of the audit committee, compensation committee and nominating and corporate governance committee shall consist of at least three Directors (or such larger minimum number as may be required from time to time by the Designated Stock Exchange Rules). The committees shall be made up of such number of Independent Directors as required from time to time by the Designated Stock Exchange Rules or otherwise required by Applicable Law, subject to any exemptions permitted under the Designated Stock Exchange Rules and other Applicable Laws.

Local boards

19.6       The Board may establish any local or divisional board or agency for managing any of the affairs of the Company whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional Board, or to be managers or agents, and may fix their remuneration.

19.7       The Board may delegate to any local or divisional board, manager or agent any of its powers and authorities (with power to sub-delegate) and may authorise the members of any local or divisional board or any of them to fill any vacancies and to act notwithstanding vacancies.

19.8       Any appointment or delegation under this Article 19.8 may be made on such terms and subject to such conditions as the Board thinks fit and the Board may remove any person so appointed, and may revoke or vary any delegation.

Power to appoint an agent of the Company

19.9       The Directors may appoint any person, either generally or in respect of any specific matter, to be the agent of the Company with or without authority for that person to delegate all or any of that person’s powers. The Directors may make that appointment:

(a)         by causing the Company to enter into a power of attorney or agreement; or

(b)         in any other manner they determine.

Power to appoint an attorney or authorised signatory of the Company

19.10     The Directors may appoint any person, whether nominated directly or indirectly by the Directors, to be the attorney or the authorised signatory of the Company. The appointment may be:

(a)         for any purpose;

(b)         with the powers, authorities and discretions;

(c)         for the period; and

(d)         subject to such conditions

as they think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the Directors under these Articles. The Directors may do so by power of attorney or any other manner they think fit.

19.11     Any power of attorney or other appointment may contain such provision for the protection and convenience for persons dealing with the attorney or authorised signatory as the Directors think fit. Any power of attorney or other appointment may also authorise the attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in that person.

19.12     The Board may remove any person appointed under Article 19.10 and may revoke or vary the delegation.

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Borrowing Powers

19.13     The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital, or any part thereof, and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or its parent undertaking (if any) or any subsidiary undertaking of the Company or of any third party.

Corporate Governance

19.14     The Board may, from time to time, and except as required by Applicable Law or the Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company, which shall be intended to set forth the guiding principles and policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

20          Meetings of Directors

Regulation of Directors’ meetings

20.1       Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit.

Calling meetings

20.2       Any Director may call a meeting of Directors at any time. The Secretary must call a meeting of the Directors if requested to do so by a Director.

Notice of meetings

20.3       Notice of a Board meeting may be given to a Director personally or by word of mouth or given in writing or by Electronic communications at such address as he may from time to time specify for this purpose (or, if he does not specify an address, at his last known address). A Director may waive his right to receive notice of any meeting either prospectively or retrospectively.

Use of technology

20.4       A Director may participate in a meeting of Directors through the medium of conference telephone, video or any other form of communications equipment providing all persons participating in the meeting are able to hear and speak to each other throughout the meeting.

20.5       A Director participating in this way is deemed to be present in person at the meeting.

Quorum

20.6       The quorum for the transaction of business at a meeting of Directors shall be two unless the Directors fix some other number.

Chairman or deputy to preside

20.7       The Board may appoint a chairman and one or more deputy chairman or chairmen and may at any time revoke any such appointment.

20.8       The chairman, or failing him any deputy chairman (the longest in office taking precedence if more than one is present), shall preside at all Board meetings. If no chairman or deputy chairman has been appointed, or if he is not present within five minutes after the time fixed for holding the meeting, or is unwilling to act as chairman of the meeting, the Directors present shall choose one of their number to act as chairman of the meeting.

Voting

20.9       A question which arises at a Board meeting shall be decided by a majority of votes. If votes are equal the chairman may, if he wishes, exercise a casting vote.

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Recording of dissent

20.10     A Director present at a meeting of Directors shall be presumed to have assented to any action taken at that meeting unless:

(a)         his dissent is entered in the minutes of the meeting; or

(b)         he has filed with the meeting before it is concluded signed dissent from that action; or

(c)         he has forwarded to the Company as soon as practical following the conclusion of that meeting signed dissent.

A Director who votes in favour of an action is not entitled to record his dissent to it.

Written resolutions

20.11     The Directors may pass a resolution in writing without holding a meeting if all Directors sign a document or sign several documents in the like form each signed by one or more of those Directors.

20.12     A written resolution signed by a validly appointed alternate Director need not also be signed by the appointing Director.

20.13     A written resolution signed personally by the appointing Director need not also be signed by his alternate.

20.14     A resolution in writing passed pursuant to Article 20.11, Article 20.12 and/or Article 20.13 shall be as effective as if it had been passed at a meeting of the Directors duly convened and held; and it shall be treated as having been passed on the day and at the time that the last Director signs (and for the avoidance of doubt, such day may or may not be a Business Day).

Validity of acts of Directors in spite of formal defect

20.15     All acts done by a meeting of the Board, or of a committee of the Board, or by any person acting as a Director or an alternate Director, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director or member of the committee, or that any of them were disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and qualified and had continued to be a Director or alternate Director and had been entitled to vote.

21          Permissible Directors’ interests and disclosure

21.1       A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

21.2       For the purposes of the preceding Article:

(a)         a general notice that a Director gives to the other Directors that he is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that he has an interest in or duty in relation to any such transaction of the nature and extent so specified; and

(b)         an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

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22          Minutes

22.1       The Company shall cause minutes to be made in books of:

(a)         all appointments of Officers and committees made by the Board and of any such Officer’s remuneration; and

(b)         the names of Directors present at every meeting of the Directors, a committee of the Board, the Company or the holders of any class of shares or debentures, and all orders, resolutions and proceedings of such meetings.

22.2       Any such minutes, if purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting or the Secretary, shall be prima facie evidence of the matters stated in them.

23          Accounts and audit

23.1       The Directors must ensure that proper accounting and other records are kept, and that accounts and associated reports are distributed in accordance with the requirements of the Act.

23.2       The books of account shall be kept at the registered office of the Company and shall always be open to inspection by the Directors. No Member (other than a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Act or as authorised by the Directors or by Ordinary Resolution.

23.3       Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31 December in each year and begin on 1 January in each year.

Auditors

23.4       The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

23.5       At any general meeting convened and held at any time in accordance with these Articles, the Members may, by Ordinary Resolution, remove the Auditor before the expiration of his term of office. If they do so, the Members shall, by Ordinary Resolution, at that meeting appoint another Auditor in his stead for the remainder of his term.

23.6       The Auditors shall examine such books, accounts and vouchers; as may be necessary for the performance of their duties.

23.7       The Auditors shall, if so requested by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Company.

24          Record dates

24.1       Except to the extent of any conflicting rights attached to Shares, the resolution declaring a dividend on Shares of any class, whether it be an Ordinary Resolution of the Members or a Director’s resolution, may specify that the dividend is payable or distributable to the persons registered as the holders of those Shares at the close of business on a particular date, notwithstanding that the date may be a date prior to that on which the resolution is passed.

24.2       If the resolution does so specify, the dividend shall be payable or distributable to the persons registered as the holders of those Shares at the close of business on the specified date in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of the dividend of transferors and transferees of any of those Shares.

24.3       The provisions of this Article apply, mutatis mutandis, to bonuses, capitalisation issues, distributions of realised capital profits or offers or grants made by the Company to the Members.

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25          Dividends

Source of dividends

25.1       Dividends may be declared and paid out of any funds of the Company lawfully available for distribution.

25.2       Subject to the requirements of the Act regarding the application of a company’s Share premium account and with the sanction of an Ordinary Resolution, dividends may also be declared and paid out of any share premium account.

Declaration of dividends by Members

25.3       Subject to the provisions of the Act, the Company may by Ordinary Resolution declare dividends in accordance with the respective rights of the Members but no dividend shall exceed the amount recommended by the Directors.

Payment of interim dividends and declaration of final dividends by Directors

25.4       The Directors may declare and pay interim dividends or recommend final dividends in accordance with the respective rights of the Members if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid.

25.5       Subject to the provisions of the Act, in relation to the distinction between interim dividends and final dividends, the following applies:

(a)         Upon determination to pay a dividend or dividends described as interim by the Directors in the dividend resolution, no debt shall be created by the declaration until such time as payment is made.

(b)         Upon declaration of a dividend or dividends described as final by the Directors in the dividend resolution, a debt shall be created immediately following the declaration, the due date to be the date the dividend is stated to be payable in the resolution.

If the resolution fails to specify whether a dividend is final or interim, it shall be assumed to be interim.

25.6       In relation to Shares carrying differing rights to dividends or rights to dividends at a fixed rate, the following applies:

(a)         If the share capital is divided into different classes, the Directors may pay dividends on Shares which confer deferred or non-preferred rights with regard to dividends as well as on Shares which confer preferential rights with regard to dividends but no dividend shall be paid on Shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears.

(b)         The Directors may also pay, at intervals settled by them, any dividend payable at a fixed rate if it appears to them that there are sufficient funds of the Company lawfully available for distribution to justify the payment.

(c)         If the Directors act in good faith, they shall not incur any liability to the Members holding Shares conferring preferred rights for any loss those Members may suffer by the lawful payment of the dividend on any Shares having deferred or non-preferred rights.

Apportionment of dividends

25.7       Subject to Articles 9.11, 9.19 and 25.8, any Available Reserves which the Company may determine to distribute in respect of any Financial Year will be distributed among the holders of the Series A Shares and the Ordinary Shares as follows:

(a)         first to pay to each Series A Shareholder in respect of each Series A Share held a sum equal to any unpaid Arrears in respect of any Preference Dividend on such Series A Share; and

(b)         second to apply the balance amongst the holders of the Ordinary Shares and the Series A Shares on a pro rata basis (for the avoidance of doubt, counted on an as-converted basis in accordance with Article 1.4(b)).

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25.8       The Company will, before application of any profits to reserve or for any other purpose, pay in respect of each Series A Share a fixed cumulative preferential dividend (the Preference Dividend) at the Annual Rate of the Accrued Value per Series A Share, accruing daily and compounding on a semi-annual basis and payable to the registered holder in two equal instalments on 31 December and 30 June each year, or upon a conversion of the relevant Series A Shares into Ordinary Shares. The Board may elect from time to time for any Preference Dividend to be satisfied by either (i) a cash payment to the registered holder of the relevant Series A Share (Cash Option) or (ii) the Accrued Value of the relevant Series A Share being increased to include the value of the relevant Preference Dividend (PIK Option). For the purposes of the foregoing, the Annual Rate, in respect of a particular period, shall be: (a) 10% per annum where the Board elects to satisfy the relevant Preference Dividend via the Cash Option or (b) 12% per annum where the Board elects to satisfy the relevant Preference Dividend via the PIK Option.

Right of set off

25.9       The Directors may deduct from a dividend or any other amount payable to a person in respect of a Share any amount due by that person to the Company on a call or otherwise in relation to a Share.

Power to pay other than in cash

25.10     If the Directors so determine, any resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets. If a difficulty arises in relation to the distribution, the Directors may settle that difficulty in any way they consider appropriate. For example, they may do any one or more of the following:

(a)         issue fractional Shares;

(b)         fix the value of assets for distribution and make cash payments to some Members on the footing of the value so fixed in order to adjust the rights of Members; and

(c)         vest some assets in trustees.

How payments may be made

25.11     A dividend or other monies payable on or in respect of a Share may be paid in any of the following ways:

(a)         if the Member holding that Share or other person entitled to that Share nominates a bank account for that purpose — by wire transfer to that bank account; or

(b)         by cheque or warrant sent by post to the registered address of the Member holding that Share or other person entitled to that Share.

25.12     For the purposes of Article 25.11(a), the nomination may be in writing or in an Electronic Record and the bank account nominated may be the bank account of another person. For the purposes of Article 25.11(b), subject to any Applicable Law or regulation, the cheque or warrant shall be made to the order of the Member holding that Share or other person entitled to the Share or to his nominee, whether nominated in writing or in an Electronic Record, and payment of the cheque or warrant shall be a good discharge to the Company.

25.13     If two or more persons are registered as the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the registered holder (Joint Holders), a dividend (or other amount) payable on or in respect of that Share may be paid as follows:

(a)         to the registered address of the Joint Holder of the Share who is named first on the register of Members or to the registered address of the deceased or bankrupt holder, as the case may be; or

(b)         to the address or bank account of another person nominated by the Joint Holders, whether that nomination is in writing or in an Electronic Record.

25.14     Any Joint Holder of a Share may give a valid receipt for a dividend (or other amount) payable in respect of that Share.

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Dividends or other monies not to bear interest in absence of special rights

25.15     Unless provided for by the rights attached to a Share and except with respect to the Series A Shares as set forth in these Articles, no dividend or other monies payable by the Company in respect of a Share shall bear interest.

Dividends unable to be paid or unclaimed

25.16     If a dividend cannot be paid to a Member or remains unclaimed within six weeks after it was declared or both, the Directors may pay it into a separate account in the Company’s name. If a dividend is paid into a separate account, the Company shall not be constituted trustee in respect of that account and the dividend shall remain a debt due to the Member.

25.17     A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

26          Capitalisation of profits

Capitalisation of profits or of any share premium account or capital redemption reserve;

26.1       The Directors may resolve to capitalise:

(a)         any part of the Company’s profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)         any sum standing to the credit of the Company’s share premium account or capital redemption reserve, if any.

26.2       The amount resolved to be capitalised must be appropriated to the Members who would have been entitled to it had it been distributed by way of dividend and in the same proportions. The benefit to each Member so entitled must be given in either or both of the following ways:

(a)         by paying up the amounts unpaid on that Member’s Shares;

(b)         by issuing Fully Paid Up Shares, debentures or other securities of the Company to that Member or as that Member directs. The Directors may resolve that any Shares issued to the Member in respect of Partly Paid Up Shares (Original Shares) rank for dividend only to the extent that the Original Shares rank for dividend while those Original Shares remain Partly Paid Up.

Applying an amount for the benefit of Members

26.3       The amount capitalised must be applied to the benefit of Members in the proportions to which the Members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

26.4       Subject to the Act, if a fraction of a Share, a debenture or other security is allocated to a Member, the Directors may issue a fractional certificate to that Member or pay him the cash equivalent of the fraction.

27          Share Premium Account

Directors to maintain share premium account

27.1       The Directors shall establish a share premium account in accordance with the Act. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Act.

Debits to share premium account

27.2       The following amounts shall be debited to any share premium account:

(a)         on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(b)         any other amount paid out of a share premium account as permitted by the Act.

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27.3       Notwithstanding the preceding Article, on the redemption or purchase of a Share, the Directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Act, out of capital.

28          Seal

Company seal

28.1       The Company may have a seal if the Directors so determine.

Duplicate seal

28.2       Subject to the provisions of the Act, the Company may also have a duplicate seal or seals for use in any place or places outside the Cayman Islands. Each duplicate seal shall be a facsimile of the original seal of the Company. However, if the Directors so determine, a duplicate seal shall have added on its face the name of the place where it is to be used.

When and how seal is to be used

28.3       A seal may only be used by the authority of the Directors. Unless the Directors otherwise determine, a document to which a seal is affixed must be signed in one of the following ways:

(a)         by a Director (or his alternate) and the Secretary; or

(b)         by a single Director (or his alternate).

If no seal is adopted or used

28.4       If the Directors do not adopt a seal, or a seal is not used, a document may be executed in the following manner:

(a)         by a Director (or his alternate) or any other Officer to which authority has been delegated by resolution duly adopted by the directors; or

(b)         by a single Director (or his alternate); or

(c)         in any other manner permitted by the Act.

Power to allow non-manual signatures and facsimile printing of seal

28.5       The Directors may determine that either or both of the following applies:

(a)         that the seal or a duplicate seal need not be affixed manually but may be affixed by some other method or system of reproduction;

(b)         that a signature required by these Articles need not be manual but may be a mechanical or Electronic Signature.

Validity of execution

28.6       If a document is duly executed and delivered by or on behalf of the Company, it shall not be regarded as invalid merely because, at the date of the delivery, the Secretary, or the Director, or other Officer or person who signed the document or affixed the seal for and on behalf of the Company ceased to be the Secretary or hold that office and authority on behalf of the Company.

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29          Indemnity

29.1       To the extent permitted by Applicable Law, the Company shall indemnify each existing or former Director (including alternate Director), Secretary and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)         all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Director (including alternate Director), Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Director’s (including alternate Director’s), Secretary’s or Officer’s duties, powers, authorities or discretions; and

(b)         without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Director (including alternate Director), Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former Director (including alternate Director), Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, wilful default, or wilful neglect.

29.2       To the extent permitted by Act, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Director (including alternate Director), Secretary or Officer of the Company in respect of any matter identified in Article 29.1 on condition that the Director (including alternate Director), Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Director (including alternate Director), Secretary or that Officer for those legal costs.

Release

29.3       To the extent permitted by Act, the Company may by Special Resolution release any existing or former Director (including alternate Director), Secretary or other Officer of the Company from liability for any loss or damage or right to compensation which may arise out of or in connection with the execution or discharge of the duties, powers, authorities or discretions of his office; but there may be no release from liability arising out of or in connection with that person’s own actual fraud, wilful default or wilful neglect.

Insurance

29.4       To the extent permitted by Act, the Company may pay, or agree to pay, a premium in respect of a contract insuring each of the following persons against risks determined by the Directors, other than liability arising out of that person’s own dishonesty:

(a)         an existing or former Director (including alternate Director), Secretary or Officer or auditor of:

(i)          the Company;

(ii)         a company which is or was a subsidiary of the Company;

(iii)        a company in which the Company has or had an interest (whether direct or indirect); and

(b)         a trustee of an employee or retirement benefits scheme or other trust in which any of the persons referred to in paragraph (a) is or was interested.

30          Notices

Form of notices

30.1       Save where these Articles provide otherwise, and subject to the Designated Stock Exchange Rules, and subject to the Designated Stock Exchange Rules, any notice to be given to or by any person pursuant to these Articles shall be:

(a)         in writing signed by or on behalf of the giver in the manner set out below for written notices; or

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(b)         subject to the next Article, in an Electronic Record signed by or on behalf of the giver by Electronic Signature and authenticated in accordance with Articles about authentication of Electronic Records; or

(c)         where these Articles expressly permit, by the Company by means of a website.

Electronic communications

30.2       A notice may only be given to the Company in an Electronic Record if:

(a)         the Directors so resolve;

(b)         the resolution states how an Electronic Record may be given and, if applicable, specifies an email address for the Company; and

(c)         the terms of that resolution are notified to the Members for the time being and, if applicable, to those Directors who were absent from the meeting at which the resolution was passed.

If the resolution is revoked or varied, the revocation or variation shall only become effective when its terms have been similarly notified.

30.3       A notice may not be given by Electronic Record to a person other than the Company unless the recipient has notified the giver of an Electronic address to which notice may be sent.

30.4       Subject to the Act, the Designated Stock Exchange Rules and to any other rules which the Company is bound to follow, the Company may also send any notice or other document pursuant to these Articles to a Member by publishing that notice or other document on a website where:

(a)         the Company and the Member have agreed to his having access to the notice or document on a website (instead of it being sent to him);

(b)         the notice or document is one to which that agreement applies;

(c)         the Member is notified (in accordance with any requirements laid down by the Act and, in a manner for the time being agreed between him and the Company for the purpose) of:

(i)          the publication of the notice or document on a website;

(ii)         the address of that website; and

(iii)        the place on that website where the notice or document may be accessed, and how it may be accessed; and

(d)         the notice or document is published on that website throughout the publication period, provided that, if the notice or document is published on that website for a part, but not all of, the publication period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice of document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid. For the purposes of this Article 30.4 “publication period” means a period of not less than twenty-one days, beginning on the day on which the notification referred to in Article 30.4(c) is deemed sent.

Persons entitled to notices

30.5       Any notice or other document to be given to a Member may be given by reference to the register of Members as it stands at any time within the period of twenty-one days before the day that the notice is given or (where and as applicable) within any other period permitted by, or in accordance with the requirements of, (to the extent applicable) the Designated Stock Exchange Rules and/or the Designated Stock Exchanges. No change in the register of Members after that time shall invalidate the giving of such notice or document or require the Company to give such item to any other person.

Persons authorised to give notices

30.6       A notice by either the Company or a Member pursuant to these Articles may be given on behalf of the Company or a Member by a Director or company secretary of the Company or a Member.

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Delivery of written notices

30.7       Save where these Articles provide otherwise, a notice in writing may be given personally to the recipient, or delivered by electronic record to the recipient’s electronic address or posted to or left at (as appropriate) the Member’s or Director’s registered address (in each case, to the extent that such address has been notified to the registered office of the Company or to the maintainer of the register of members of the Company) or the Company’s registered office, or posted to that registered address or registered office.

Joint holders

30.8       Where Members are joint holders of a Share, all notices shall be given to the Member whose name first appears in the register of Members.

Signatures

30.9       A written notice shall be signed when it is autographed by or on behalf of the giver, or is marked in such a way as to indicate its execution or adoption by the giver.

30.10     An Electronic Record may be signed by an Electronic Signature.

Evidence of transmission

30.11     A notice given by Electronic Record shall be deemed sent if an Electronic Record is kept demonstrating the time, date and content of the transmission, and if no notification of failure to transmit is received by the giver.

30.12     A notice given in writing shall be deemed sent if the giver can provide proof that the envelope containing the notice was properly addressed, pre-paid and posted, or that the written notice was otherwise properly transmitted to the recipient.

30.13     A Member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of Shares shall be deemed to have received due notice of the meeting and, where requisite, of the purposes for which it was called.

Giving notice to a deceased or bankrupt Member

30.14     A notice may be given by the Company to the persons entitled to a Share in consequence of the death or bankruptcy of a Member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a Member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description, at the address, if any, supplied for that purpose by the persons claiming to be so entitled.

30.15     Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

Date of giving notices

30.16     A notice is given on the date identified in the following table:

Method for giving notices	When taken to be given
(A) Personally	At the time and date of delivery
(B) By leaving it at the Member’s registered address	At the time and date it was left
(C) By posting it by prepaid post to the street or postal address of that recipient	48 hours after the date it was posted
(D) By Electronic Record (other than publication on a website), to recipient’s Electronic address	48 hours after the date it was sent
(E) By publication on a website	24 hours after the date on which the Member is deemed to have been notified of the publication of the notice or document on the website

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Saving provision

30.17     None of the preceding notice provisions shall derogate from the Articles about the delivery of written resolutions of Directors.

31          Authentication of Electronic Records

Application of Articles

31.1       Without limitation to any other provision of these Articles, any notice, written resolution or other document under these Articles that is sent by Electronic means by a Member, or by the Secretary, or by a Director or other Officer of the Company, shall be deemed to be authentic if either Article 31.2 or Article 31.4 applies.

Authentication of documents sent by Members by Electronic means

31.2       An Electronic Record of a notice, written resolution or other document sent by Electronic means by or on behalf of one or more Members shall be deemed to be authentic if the following conditions are satisfied:

(a)         the Member or each Member, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by one or more of those Members; and

(b)         the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, that Member to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)         Article 31.7 does not apply.

31.3       For example, where a sole Member signs a resolution and sends the Electronic Record of the original resolution, or causes it to be sent, by facsimile transmission to the address in these Articles specified for that purpose, the facsimile copy shall be deemed to be the written resolution of that Member unless Article 30.7 applies.

Authentication of document sent by the Secretary or Officers of the Company by Electronic means

31.4       An Electronic Record of a notice, written resolution or other document sent by or on behalf of the Secretary or an Officer or Officers of the Company shall be deemed to be authentic if the following conditions are satisfied:

(a)         the Secretary or the Officer or each Officer, as the case may be, signed the original document, and for this purpose Original Document includes several documents in like form signed by the Secretary or one or more of those Officers; and

(b)         the Electronic Record of the Original Document was sent by Electronic means by, or at the direction of, the Secretary or that Officer to an address specified in accordance with these Articles for the purpose for which it was sent; and

(c)         Article 31.7 does not apply.

This Article 31.4 applies whether the document is sent by or on behalf of the Secretary or Officer in his own right or as a representative of the Company.

31.5       For example, where a sole Director signs a resolution and scans the resolution, or causes it to be scanned, as a PDF version which is attached to an email sent to the address in these Articles specified for that purpose, the PDF version shall be deemed to be the written resolution of that Director unless Article 31.7 applies.

Manner of signing

31.6       For the purposes of these Articles about the authentication of Electronic Records, a document will be taken to be signed if it is signed manually or in any other manner permitted by these Articles.

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Saving provision

31.7       A notice, written resolution or other document under these Articles will not be deemed to be authentic if the recipient, acting reasonably:

(a)         believes that the signature of the signatory has been altered after the signatory had signed the original document; or

(b)         believes that the original document, or the Electronic Record of it, was altered, without the approval of the signatory, after the signatory signed the original document; or

(c)         otherwise doubts the authenticity of the Electronic Record of the document and the recipient promptly gives notice to the sender setting the grounds of its objection. If the recipient invokes this Article, the sender may seek to establish the authenticity of the Electronic Record in any way the sender thinks fit.

32          Transfer by way of continuation

32.1       The Company may, by Special Resolution, resolve to be registered by way of continuation in a jurisdiction outside:

(a)         the Cayman Islands; or

(b)         such other jurisdiction in which it is, for the time being, incorporated, registered or existing.

32.2       To give effect to any resolution made pursuant to the preceding Article, the Directors may cause the following:

(a)         an application be made to the Registrar of Companies of the Cayman Islands to deregister the Company in the Cayman Islands or in the other jurisdiction in which it is for the time being incorporated, registered or existing; and

(b)         all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

33          Winding up

Distribution of assets in specie

33.1       If the Company is wound up the Members may, subject to these Articles and any other sanction required by the Act, pass a Special Resolution allowing the liquidator to do either or both of the following:

(a)         to divide in specie among the Members the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the Members or different classes of Members; and/or

(b)         to vest the whole or any part of the assets in trustees for the benefit of Members and those liable to contribute to the winding up.

No obligation to accept liability

33.2       No Member shall be compelled to accept any assets if an obligation attaches to them.

33.3       The Directors are authorised to present a winding up petition.

33.4       The Directors have the authority to present a petition for the winding up of the Company to the Grand Court of the Cayman Islands on behalf of the Company without the sanction of a resolution passed at a general meeting.

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34          Liquidation preference and exit provisions

Liquidation preference

34.1       Upon a Deemed Liquidation Event, Disposal or on a distribution of assets on a liquidation, dissolution or winding up of the Company (whether voluntarily or involuntarily) or a return of capital (other than a conversion, redemption, buyback or purchase of Shares) the Available Proceeds shall be distributed (to the extent that the Company is lawfully permitted to do so):

(a)         first to each of the Series A Shareholders, in priority to any distribution pursuant to Article 34.1(b), an amount per Series A Share held equal to the greater of (i) 100% of Accrued Value in respect of such Series A Share and (ii) the amount per Share as would have been payable had all Series A Shares been converted into Ordinary Shares in accordance with these Articles immediately prior to such liquidation, dissolution, winding up, Disposal or Deemed Liquidation Event based on the then effective rate of conversion; and

(b)         thereafter, among the holders of Ordinary Shares pro rata to the number of Shares held.

If upon any such liquidation, dissolution or winding up of the Company, Disposal or Deemed Liquidation Event, the assets of the Company available for distribution to its Members shall be insufficient to pay the Series A Shareholders the full amount to which they shall be entitled under Article 34.1, the Series A Shareholders shall share rateably in any distribution of the assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the Shares held by them upon such distribution if all amounts payable on or with respect to such Shares were paid in full.

34.2       In the event that any distributions under Article 34.1 are made on more than one occasion:

(a)         each distribution shall be made in accordance with Article 34.1 as if it were the only amount to be distributed and without regard to the expected amount of any distributions expected to made on any further occasions; and

(b)         a distribution on any further occasion shall be made in accordance with Article 34.1 after taking into account any previous distributions made under Article 34.1.

34.3       If any distribution under Article 34.1 includes any non-cash assets, proceeds or other amounts (Non-Cash Consideration) the cash equivalent value of any such Non-Cash Consideration shall be determined in such manner as the Board (acting reasonably and in good faith and with Series A Majority Consent) may determine.

34.4       In the event of a Deemed Liquidation Event, the Available Proceeds shall be distributed as if such Available Proceeds were Surplus Assets being applied in the order of priority set out in Article 34.1.

35          Amendment of Memorandum and Articles

Power to change name or amend Memorandum

35.1       Subject to the Act, the Company may, by Special Resolution:

(a)         change its name; or

(b)         change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

Power to amend these Articles

35.2       Subject to the Act and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part, provided that no consideration (including any modification of these Articles) shall be offered or paid to any Shareholder to amend or consent to a waiver or modification of any provision of these Articles unless the same consideration is also offered to all Shareholders.
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36          Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more constituent companies (as defined in the Law) upon such terms as the Directors may determine and (to the extent required by the Law) with the approval of a Special Resolution.

37          Certain Tax Filings

Each Tax Filing Authorised Person and any such other person, acting alone, as any director shall designate from time to time, are authorised to file tax forms SS-4, W-8 BEN, W-8 IMY, W-9, 8832 and 2553 and such other similar tax forms as are customary to file with any US state or federal governmental authorities or foreign governmental authorities in connection with the formation, activities and/or elections of the Company and such other tax forms as may be approved from time to time by any director of the Company or any other Officer. The Company further ratifies and approves any such filing made by any Tax Filing Authorised Person or such other person prior to the date of these Articles.

38          Business Opportunities

38.1       To the fullest extent permitted by Applicable Law, individuals serving as Directors or other Officers (Management) shall have no duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for either such a member of Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, such members of Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, director and/or other Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company, unless such opportunity is expressly offered to such member of Management solely in their capacity as such and the opportunity is one the Company is permitted to complete on a reasonable basis.

38.2       Except as provided elsewhere in these Articles, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and any individual serving as a member of Management, about which a director and/or other Officer of the Company who is also a member of Management acquires knowledge.

38.3       To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

39          Exclusive Jurisdiction and Forum

39.1       Unless the Company consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Memorandum, the Articles or otherwise related in any way to each Member’s shareholding in the Company, including but not limited to:

(a)         any derivative action or proceeding brought on behalf of the Company;

(b)         any action asserting a claim of breach of any fiduciary or other duty owed by any current or former director, Officer or other employee of the Company to the Company or the Members;

Annex C-55

(c)         any action asserting a claim arising pursuant to any provision of the Act, the Memorandum or the Articles; or

(d)         any action asserting a claim against the Company governed by the “Internal Affairs Doctrine” (as such concept is recognised under the laws of the United States of America).

39.2       Each Member shall be deemed to have irrevocably submitted to the exclusive jurisdiction of the courts of the Cayman Islands, and each person or entity purchasing or otherwise acquiring Ordinary Shares or any other equity security of the Company shall be deemed to have notice of and consented to the provisions of this Article 36.

39.3       Without prejudice to any other rights or remedies that the Company may have, each Member acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly the Company shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum.

39.4       This Article 39 shall not apply to any action or suits brought to enforce any liability or duty created by the U.S. Securities Act, the Securities Exchange Act of 1934, as amended, or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

40          Series A Majority reserved matters

For as long as the Inflection Point Entities hold at least 20% of the Series A Shares on issue as of the Date of Adoption, the Company shall not, without Series A Majority Consent, take any of the following actions:

40.1       liquidate, dissolve or wind-up the affairs of the Company;

40.2       amending, altering or repealing the Memorandum or Articles in a manner that materially and adversely affects the powers, preferences or rights attaching to the Series A Shares;

40.3       create any equity security, authorise the creation of any equity security, classify any equity security, reclassify any equity security, or issue any other security convertible into or exercisable for any equity security, unless such security ranks junior to the Series A Shares with respect to its rights, preferences and privileges (including rights to receive dividends and participate in distributions or payments upon liquidation, dissolution or winding up);

40.4       increase the authorised share capital of the Series A Shares;

40.5       purchase or redeem or pay any cash dividend on any Share ranking junior to the Series A Shares (with respect to rights to receive dividends and participate in distributions or payments upon liquidation, dissolution or winding up), except for Shares being repurchased by the Company at cost from Employees in connection with the cessation of their service or pursuant to the terms of any equity incentive plan adopted by the Company;

40.6       enter into any transaction with an Affiliate, other than the issuance of equity or awards to eligible participants under an incentive plan, equity plan or equity-based compensation plan adopted by the Company, or with respect to employment, consulting or award agreements with respect to executive officers or directors of the Company, in each case regardless of whether such person (or such person’s Affiliates) would be considered an Affiliate of the Company; or

40.7       incur or guarantee any new indebtedness other than equipment leases or trade payables incurred in the ordinary course of business.

Annex C-56

ANNEX A

NOTICE OF CONVERSION
(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SERIES
A PREFERRED SHARES)

The undersigned hereby elects to convert the number of Series A Preferred Shares, indicated below into Ordinary Shares, of Air Water Holdings Limited, a Cayman Islands exempted company limited by shares (the “Company”), according to the conditions hereof, as of the date written below. If Ordinary Shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Company in accordance with the Purchase Agreement. No fee will be charged to the Series A Shareholders for any conversion, except for any such transfer taxes.

Conversion calculations:

Date to Effect Conversion:________________________________________________
Number of Series A Preferred Shares owned prior to Conversion:_________________
Number of Series A Preferred Shares to be Converted:_________________________
Accrued Value of Series A Preferred Shares to be Converted:____________________
Number of Ordinary Shares to be Issued:____________________________________
Applicable Conversion Price:_____________________________________________
Number of Series A Preferred Shares subsequent to Conversion:_________________
Address for Delivery:___________________________________________________
or

DWAC Instructions:
Broker no:_____________
Account no:___________

Annex C-57

Annex D

FORM OF
REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2025 is made and entered into by and among Air Water Ventures Limited, a Cayman Islands exempted company (“PubCo”), Inflection Point Holdings III LLC, a Delaware limited liability company (the “Sponsor”), the members of the Sponsor identified on the signature pages hereto under “Other Sponsor Holders” (such members, together with the Sponsor, the “Sponsor Holders”), each of the undersigned parties listed on the signature pages hereto under “PIPE Holders” (the “PIPE Holders”), and each of the former shareholders of Air Water Ventures Holdings Limited, a Cayman Islands exempted company (the “Company”), designated as Legacy Company Holders on the signature pages hereto (each such party a “Legacy Company Holder”, and such holders together with the Sponsor Holders, the PIPE Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “Holder” and collectively the “Holders”), and, for the limited purpose set forth in Section 5.4 of this Agreement, Inflection Point Acquisition Corp. III, a Cayman Islands exempted company (“SPAC”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, PubCo has entered into that certain Business Combination Agreement, dated as of August [•], 2025 (the “Business Combination Agreement”), by and among PubCo, SPAC, the Company and [•], a [•] (“Merger Sub”), pursuant to which, among other transactions: (i) SPAC will be merged with and into PubCo (the “First Merger”), as a result of which (a) PubCo shall continue as the surviving entity, and (b) each issued and outstanding SPAC Share, including the SPAC Class A Ordinary Shares issuable in settlement of the SPAC Rights, immediately prior to the First Merger Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive the SPAC Per Share Merger Consideration subject to and on the terms and conditions set forth in the Business Combination Agreement; and (ii) at least one Business Day following the First Merger, the Company will be merged into Merger Sub (the “Second Merger”), as a result of which (a) Merger Sub shall continue as the surviving entity and as a wholly owned subsidiary of PubCo, and (b) each issued and outstanding Company Ordinary Share, Company Series A Preferred Share, Company Warrant and Company RSU immediately prior to the Second Merger Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive new PubCo Ordinary Shares, PubCo Preferred Shares, PubCo Series A Investor Warrants and Exchanged RSUs subject to and on the terms and conditions set forth in the Business Combination Agreement; and

WHEREAS, SPAC, Sponsor and Cantor Fitzgerald & Co. (“Cantor”) entered into that certain Registration Rights Agreement, dated as of April 24, 2025 (the “Prior Agreement”);

WHEREAS, Section 5.5 of the Prior Agreement provides that any provision, covenant or condition of the Prior Agreement can be amended or modified upon the written consent of PubCo (as successor to SPAC) and Holders (as such term is used in the Prior Agreement) of at least a majority in interest of the Registrable Securities (as such term in used in the Prior Agreement);

WHEREAS, Sponsor and Cantor own a majority in interest of the Registrable Securities (as such term is used in the Prior Agreement);

WHEREAS, each of PubCo and Sponsor intends for its entry into this Agreement to constitute written consent pursuant to Section 5.5 (Amendments and Modifications) of the Prior Agreement to amend the entirety of the Prior Agreement to provide for its termination without giving effect to the terms providing for the survival of certain provisions thereof as set forth in Section 5.7 (Term) of the Prior Agreement, with such termination effective as of the date hereof, in order to provide for the terms and conditions included herein;

WHEREAS, prior to the First Merger, Sponsor owned, in aggregate (i) 8,433,333 SPAC Class B Ordinary Shares and (ii) 500,000 private placement units of SPAC, each consisting of one SPAC Class A Ordinary Share, of SPAC and one SPAC Right to receive one SPAC Class A Ordinary Share upon consummation of SPAC’s initial business combination;

Annex D-1

WHEREAS, on the date hereof, in connection with the consummation of the First Merger, Pubco issued [•] PubCo Ordinary Shares to Sponsor;

WHEREAS, on the date hereof, in connection with the consummation of the Second Merger, Pubco issued [•] PubCo Ordinary Shares to the Legacy Company Holders;

WHEREAS, on the date hereof, in connection with the consummation of the Second Merger, Pubco issued [•] Pubco Preferred Shares to the Legacy Company Holders;

WHEREAS, on the date hereof, in connection with the consummation of the Second Merger, the holders of Company Warrants received [•] PubCo Series A Investor Warrants in exchange for such Company Warrants;

WHEREAS, on the date hereof, in connection with the consummation of the Business Combination, PubCo issued an additional [•] PubCo Preferred Shares and additional PubCo Series A Investor Warrants to purchase an aggregate of [•] PubCo Ordinary Shares (subject to adjustment) to the PIPE Holders;

WHEREAS, the parties hereto are entering into this Agreement concurrently with and, effective as of and contingent upon, the Closing; and

WHEREAS, PubCo and the Holders desire to enter into this Agreement, pursuant to which PubCo shall grant the Holders certain registration rights with respect to certain securities of PubCo, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Article I
DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of PubCo or the Board, in each case, after consultation with counsel to PubCo, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) PubCo has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Block Trade” has the meaning set forth in Section 2.5(a) of this Agreement.

“Board” shall mean the board of directors of PubCo.

“Business Combination Agreement” shall have the meaning given in the Recitals.

“Business Days” shall have the meaning given in the Business Combination Agreement.

“Closing” shall have the meaning given in the Business Combination Agreement.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble.

“Demand Registration” shall have the meaning given in Section 2.1.1 of this Agreement.

“Demanding Holder” shall have the meaning given in Section 2.1.1 of this Agreement.

“Floor Price” shall mean $1.00.

Annex D-2

“Form F-1” shall have the meaning given in Section 2.1.1 of this Agreement.

“Holder” or “Holders” shall have the meaning given in the Preamble.

“Legacy Company Holders” shall have the meaning given in the Preamble.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.4 of this Agreement.

“Merger Sub” shall have the meaning given in the Recitals.

“Misstatement” shall mean in the case of a Registration Statement, an untrue statement of a material fact or an omission to state a material fact required to be stated therein, or necessary to make the statements therein not misleading, and in the case of a Prospectus, an untrue statement of a material fact or an omission to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of any lock-up period applicable between such Holder and PubCo, and to any transferee thereafter.

“Piggyback Registration” shall have the meaning given in Section 2.2.1 of this Agreement.

“PIPE Holders” shall have the meaning given in the Recitals.

“Prior Agreement” shall have the meaning given in the Recitals.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“PubCo” shall have the meaning given in the Preamble.

“PubCo Ordinary Shares” means the ordinary shares, with $0.001 par value per share, of PubCo.

“Registrable Security” shall mean (a) any PubCo Ordinary Shares held by a Holder immediately following the Closing, (b) any PubCo Ordinary Shares that may be acquired by Holders upon the exercise, conversion or redemption of any other security of PubCo or other right to acquire PubCo Ordinary Shares held by a Holder immediately following the Closing, (c) any outstanding PubCo Ordinary Shares or other equity securities (including the PubCo Ordinary Shares issued or issuable upon the exercise of any other equity security) of PubCo held by a Holder on or following the date of this Agreement to the extent such securities are “restricted securities” or are held by an “affiliate” (each as defined in Rule 144 under the Securities Act) and (d) any other equity security, including any warrants, shares of capital stock or other securities of PubCo, issued or issuable with respect to any securities referenced in clauses (a), (b) or (c) above by way of share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by PubCo and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities may be sold without registration, including pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations including as to manner or timing of sale or current public information requirements under Rule 144(i) (to the extent applicable)); or (v) such securities have been sold to, or through, a broker, dealer or Underwriter in a public distribution or other public securities transaction.

Annex D-3

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses relating to a Registration, including, without limitation, the following:

(a) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which PubCo’s Ordinary Shares are then listed;

(b) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c) printing, messenger, telephone and delivery expenses;

(d) reasonable fees and disbursements of counsel for PubCo;

(e) all of PubCo’s internal expenses (including all salaries and expenses of its officers and employees);

(f) all reasonable fees and expenses of any special experts retained by PubCo in connection with such registration;

(g) reasonable fees and disbursements of underwriters customarily paid by issuers of securities in a secondary offering, but excluding underwriting discounts, commissions and transfer taxes, if any, with respect to Registrable Securities sold by PubCo;

(h) reasonable fees and disbursements of all independent registered public accountants of PubCo incurred specifically in connection with such Registration; and

(i) reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration not to exceed $75,000 without the consent of PubCo.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in Section 2.1.1 of this Agreement.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended from time to time.

“Shelf Offering”, “Shelf Offering Request” and “Shelf Offering Notice” shall have the meaning given in Section 2.5(b) of this Agreement.

“Shelf Registration Statement” shall have the meaning given in Section 2.5(a) of this Agreement.

“Sponsor” shall have the meaning given in the Preamble.

“Sponsor Majority Holders” shall mean the Sponsor Holders holding in the aggregate a majority of the Registrable Securities then held by the Sponsor Holders on an as-converted to PubCo Ordinary Share basis.

“Suspension Event” shall have the meaning set forth in Section 3.4 of this Agreement.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of PubCo are sold to one or more Underwriters in a firm commitment underwriting for distribution to the public.

Annex D-4

Article II
REGISTRATIONS

2.1 Demand Registration.

2.1.1 Request for Registration. Subject to the provisions of Section 2.1.4 hereof and provided a Shelf Registration Statement has been filed pursuant to Section 2.3 hereof and been declared effective by the Commission, at any time and from time to time on or after the date on which the Shelf Registration Statement ceases to be effective, Holders of at least 25% of the then outstanding number of Registrable Securities (the “Demanding Holders”) may make a written demand for Registration under the Securities Act of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). PubCo shall, promptly following PubCo’s receipt of a Demand Registration and, in any event, within twenty (20) days of its receipt of such Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify PubCo, in writing, within five (5) Business Days after the receipt by the Holder of the notice from PubCo. Upon receipt by PubCo of any such written notification from a Requesting Holder(s) to PubCo, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and PubCo shall effect, as soon thereafter as reasonably practicable, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. PubCo shall not be obligated to effect more than an aggregate of four (4) Registrations pursuant to a Demand Registration under this Section 2.1.1 with respect to any or all Registrable Securities; provided that, a Registration shall not be counted for such purpose unless a Form F-1 or any similar long-form registration statement that may be available at such time (“Form F-1”) has become effective and all of the Registrable Securities requested by the Requesting Holders to be registered on behalf of the Requesting Holders in such Form F-1 Registration have been sold, in accordance with Section 3.1 of this Agreement.

2.1.2 Effective Registration. Notwithstanding the provisions of Section 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (a) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (b) PubCo has complied with all of its obligations under this Agreement with respect thereto; provided that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until (i) such stop order or injunction is removed, rescinded or otherwise terminated and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify PubCo in writing, but in no event later than five (5) days of such election; provided further that PubCo shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

2.1.3 Underwritten Offering. Subject to the provisions of Section 2.1.4 hereof, if a majority-in-interest of the Demanding Holders so advise PubCo as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein; provided that PubCo shall only be obligated to effect an Underwritten Offering pursuant to this Section 2.1.3 if such offering shall include Registrable Securities proposed to be sold by such Holders with an anticipated aggregate offering price, before deduction of underwriting discounts and commissions, of at least $20 million. The applicable Holders shall have the right to select the underwriter(s) for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to PubCo’s prior approval which shall not be unreasonably withheld, conditioned or delayed.

Annex D-5

2.1.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises PubCo, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other PubCo Ordinary Shares or other equity securities that PubCo desires to sell and PubCo Ordinary Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggyback registration rights held by any other shareholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then PubCo shall include in such Underwritten Offering, as follows: (a) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), PubCo Ordinary Shares or other equity securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), PubCo Ordinary Shares or other equity securities of other persons or entities that PubCo is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.5 Demand Registration Withdrawal. A majority-in-interest of the Demanding Holders initiating a Demand Registration or a majority-in-interest of the Requesting Holders (if any), pursuant to a Registration under Section 2.1.1 shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to PubCo and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration at least three (3) Business Days prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. Notwithstanding anything to the contrary in this Agreement, PubCo shall be responsible for the Registration Expenses incurred in connection with a Demand Registration prior to its withdrawal under this Section 2.1.5.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If, at any time on or after the date hereof, PubCo proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities for its own account or for the account of persons other than the Holders of Registrable Securities, other than a Registration Statement (a) filed in connection with any employee or director share option, compensation or other benefit plan, (b) for an exchange offer or offering of securities solely to PubCo’s existing shareholders, (c) for an offering of debt that is convertible into equity securities of PubCo, (d) for an “at-the-market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (e) relating to a transaction pursuant to Rule 145 under the Securities Act or (f) for a dividend reinvestment plan, then PubCo shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as reasonably practicable, but not less than ten (10) days (or, in the case of a Block Trade or Other Coordinated Offering, five (5) days), before the anticipated filing date of such Registration Statement, which notice shall (i) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (ii) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within three (3) Business Days (unless such offering is an overnight or bought Underwritten Offering, Block Trade or Other Coordinated Offering, then two (2) days), in each case after receipt of such written notice (such Registration a “Piggyback Registration”); provided, that if PubCo has been advised in writing by the managing Underwriter(s) that the inclusion of Registrable Securities for sale for the benefit of the Holders will have an adverse effect on the price, timing, or distribution method of the PubCo Ordinary Shares in, or probability of success of, an Underwritten Offering, then if no Registrable Securities can be included in the Underwritten Offering in the opinion of the managing Underwriter(s), PubCo shall not be required to offer such opportunity to such Holders. PubCo shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing

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Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of PubCo included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this Section 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by PubCo. PubCo may postpone or withdraw the filing or the effectiveness of a Piggyback Registration at any time in its sole discretion.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises PubCo and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of PubCo Ordinary Shares that PubCo desires to sell, taken together with (a) PubCo Ordinary Shares, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (b) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (c) PubCo Ordinary Shares, if any, as to which Registration has been requested pursuant to separate written contractual piggyback registration rights of other shareholders of PubCo, exceeds the Maximum Number of Securities, then:

(i) If the Registration is undertaken for PubCo’s account, PubCo shall include in any such Registration: (A) first, PubCo Ordinary Shares or other equity securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), PubCo Ordinary Shares, if any, as to which Registration has been requested pursuant to written contractual piggyback registration rights of other shareholders of PubCo, which can be sold without exceeding the Maximum Number of Securities; or

(ii) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then PubCo shall include in any such Registration: (A) first, PubCo Ordinary Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), PubCo Ordinary Shares or other equity securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), PubCo Ordinary Shares or other equity securities for the account of other persons or entities that PubCo is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to PubCo and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. PubCo (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (but subject to Section 3.2), PubCo shall be responsible for all Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof or an Underwritten Takedown effected under Section 2.3 hereof.

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2.3 Shelf Registrations.

(a) PubCo shall as soon as reasonably practicable, but in any event within thirty (30) days after the Closing Date (as defined in the Business Combination Agreement), file with the Commission a registration statement under the Securities Act for the shelf registration (a “Shelf Registration Statement”) covering, subject to Section 3.3, the public sale or resale of all of the Registrable Securities (determined as of two (2) Business Days prior to such filing and assuming that (i) all shares of Series A Preferred Stock are converted into PubCo Ordinary Shares at a conversion price equal to the Floor Price and (ii) all Series A Investor Warrants are exercised in full at an exercise price equal to the Floor Price) on a delayed or continuous basis. PubCo shall use its commercially reasonable efforts to cause any Shelf Registration Statement to be declared effective under the Securities Act as soon as reasonably practicable after the initial filing of such Shelf Registration Statement, but no later than the earlier of (a) the 90th calendar day following the filing date thereof if the Commission notifies PubCo that it will “review” the Shelf Registration Statement and (b) the tenth (10th) business day after the date PubCo is notified (orally or in writing, whichever is earlier) by the Commission that the Shelf Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf Registration Statement shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. Subject to Sections 2.3(c) and 3.4, PubCo shall maintain a Shelf Registration Statement in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event PubCo files a Shelf Registration Statement on Form F-1, PubCo shall use its commercially reasonable efforts to convert such Shelf Registration Statement (and any Subsequent Shelf Registration) to a registration statement on Form F-3 as soon as reasonably practicable after PubCo is eligible to use Form F-3.

(b) If any Shelf Registration Statement ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, PubCo shall, subject to Section 3.4, use its commercially reasonable efforts to, as promptly as is reasonably practicable, cause such Shelf Registration Statement to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf Registration Statement), and shall use its commercially reasonable efforts to, as promptly as is reasonably practicable, amend such Shelf Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf Registration Statement or file an additional registration statement as a Shelf Registration Statement (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities under such Shelf Registration Statement (determined as of two (2) business days prior to such filing and assuming that (i) all shares of Series A Preferred Stock are converted into PubCo Ordinary Shares at a conversion price equal to the Floor Price and (ii) all Series A Investor Warrants are exercised in full at an exercise price equal to the Floor Price), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration is filed, PubCo shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if PubCo is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form F-3 to the extent that PubCo is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form.

(c) Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, PubCo shall, upon the written request of such Holder, promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at PubCo’s option, any then-available Shelf Registration Statement (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf Registration Statement or Subsequent Shelf Registration shall be subject to the terms hereof; provided, however, that PubCo shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of (i) the Sponsor Holders, collectively, (ii) the Legacy Company Holders, collectively and (iii) the PIPE Holders, collectively.

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(d) At any time from time to time after the effectiveness of a Shelf Registration Statement, subject to any lock-up restrictions, Holders of Registrable Securities shall have the right at any time or from time to time to elect to sell pursuant to an offering (including an underwritten offering (an “Underwritten Takedown”)) Registrable Securities available for sale pursuant to such registration statement (“Shelf Registrable Securities”). The applicable Holders shall make such election by delivering to PubCo at least ten (10) Business Days prior to such offering a written request (a “Shelf Offering Request”) specifying the number of Shelf Registrable Securities that such Holders desire to sell pursuant to such offering and the expected price range (net of any underwriting discounts and commissions) of such offering (the “Shelf Offering”); provided that, in the event such Shelf Offering is an Underwritten Takedown, PubCo shall only be obligated to effect such Underwritten Takedown if such offering shall include Shelf Registrable Securities proposed to be sold by the Holder, either individually or together with other Holders, with an anticipated aggregate offering price, before deduction of underwriting discounts and commissions, of at least $20 million. The applicable Holders shall have the right to select the underwriter(s) for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to PubCo’s prior approval which shall not be unreasonably withheld, conditioned or delayed. In the case of an Underwritten Takedown, as promptly as reasonably practicable, but no later than five (5) Business Days after receipt of a Shelf Offering Request, PubCo shall give written notice (the “Shelf Offering Notice”) of such Shelf Offering Request to all other Holders of Shelf Registrable Securities. PubCo shall include in such Shelf Offering the Shelf Registrable Securities of any other Holder that shall have made a written request to PubCo for inclusion in such Shelf Offering (which request shall specify the maximum number of Shelf Registrable Securities intended to be sold by such Holder) within five (5) Business Days after the receipt of the Shelf Offering Notice. PubCo shall, as expeditiously as possible, use its commercially reasonable efforts to facilitate such Shelf Offering. Notwithstanding the foregoing, each of (i) the Sponsor Holders, collectively, (ii) the Legacy Company Holders, collectively, and (iii) the PIPE Holders, collectively, may demand Underwritten Takedowns pursuant to this Section 2.3(d) (x) not more than two (2) times in any 12-month period; provided that, an Underwritten Takedown shall not be counted for such purposes unless all of the Shelf Registrable Securities requested by the applicable Holders to be included in the Underwritten Takedown have been sold.

(e) Notwithstanding the foregoing, if any Holder desires to effect a sale of Shelf Registrable Securities that does not constitute an Underwritten Takedown, the Holder shall deliver to PubCo a Shelf Offering Request no later than two (2) Business Days prior to the expected date of the sale of such Shelf Registrable Securities, and PubCo shall use its reasonable efforts to file and effect an amendment or supplement to its Shelf Registration Statement for such purpose as soon as reasonably practicable to the extent necessary in order to enable such offering to take place in accordance with the terms of this Agreement.

(f) PubCo shall, at the reasonable request of Holders representing a majority of the Registrable Securities covered by a Shelf Registration Statement, file any prospectus supplement or, if the applicable Shelf Registration Statement is an Automatic Shelf Registration Statement, any post-effective amendments, or incorporation by reference any required information and otherwise take any action necessary to include therein all disclosure and language deemed reasonably necessary or advisable in the opinion of counsel of such Holders to effect such Shelf Offering.

2.4 Priority on Shelf Offerings. Subject to the provisions of Section 2.1.4 hereof, if the number of Registrable Securities which can be included on a Shelf Registration Statement is otherwise limited by Instruction I.B.5 to Form F-3 (or any successor provision thereto), PubCo shall include in such registration or offering prior to the inclusion of any securities which are not Registrable Securities the number of Registrable Securities requested to be included which can be included on such Shelf Registration Statement in accordance with the requirements of Form F-3, pro rata among the respective Holders thereof on the basis of the amount of Registrable Securities owned by each such Holder that such Holder of Registrable Securities shall have requested to be included therein.

2.5 Block Trades; Other Coordinated Offerings.

(a) Notwithstanding anything contained in this Section 2, following the expiration of the applicable lock-up period to such Holder, in the event of a sale of Registrable Securities in (a) an underwritten transaction requiring the involvement of PubCo but not involving any “road show” and which is commonly known as a “block trade” (a “Block Trade”) or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (an “Other Coordinated Offering”), (1) the Holder shall (i) give at least five Business Days prior notice in writing of such transaction to PubCo, (ii) identify the potential underwriter(s) in such notice with contact information for such underwriter(s) and (iii) the maximum number of Registrable Securities to be sold in such

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offering and the expected gross proceeds of such offering; and (2) PubCo shall cooperate with such requesting Holder or Holders to the extent it is reasonably able to effect such Block Trade or Other Coordinated Offering. Any Block Trade or Other Coordinated Offering shall be for at least $20 million in expected gross proceeds. For the avoidance of doubt, a Block Trade or Other Coordinated Offering shall not constitute an Underwritten Takedown. The Holders of at least a majority of the Registrable Securities being sold in any Block Trade or Other Coordinated Offering shall select the underwriter(s), brokers, sales agents or distribution agents to administer such Block Trade or Other Coordinated Offering, as applicable; provided that such underwriter(s), brokers, sales agents or distribution agents shall be reasonably acceptable to PubCo.

(b) Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, the Holder shall have the right to submit a written notice of withdrawal to PubCo of its intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, PubCo shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to such Holder’s withdrawal under this Section 2.5(b).

(c) Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Holder pursuant to this Agreement.

Article III
PUBCO PROCEDURES

3.1 General Procedures. If at any time on or after the date hereof PubCo is required to effect the Registration of Registrable Securities, PubCo shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof (and including all manners of distribution in such Registration Statement as Holders may reasonably request in connection with the filing of such Registration Statement and as permitted by law, including distribution of Registrable Securities to a Holder’s members, securityholders or partners), and pursuant thereto PubCo shall, as soon as reasonably possible:

3.1.1 prepare and file with the Commission a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold or are no longer outstanding or no longer constitute Registrable Securities (such period, the “Effectiveness Period”);

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by PubCo or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or are no longer outstanding or no longer constitute Registrable Securities;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, brokers, distribution agents, or sales agents, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters, brokers, distribution agents, or sales agents, if any, and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided, that PubCo will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system;

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory

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to such Holders that the Registrable Securities are exempt from such registration or qualification) and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of PubCo and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that PubCo shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 use its commercially reasonable efforts to cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by PubCo are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening in writing of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each Holder of such Registrable Securities and its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9 during the Effectiveness Period, furnish a conformed copy of each filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, promptly after such filing of such documents with the Commission to each Holder of such Registrable Securities or its counsel; provided, that PubCo will not have any obligation to provide any document pursuant to this clause that is available on the Commission’s EDGAR system;

3.1.10 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, subject to the provisions of this Agreement, notify the Holders of the happening of any event as a result of which a Misstatement exists, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.11 permit a representative of the Holders (such representative to be selected by a majority-in-interest of the participating Holders), the Underwriters, or other financial institutions faciliting such offering, if any, and any attorney or accountant retained by such Holders or Underwriters or other financial institutions facilitating such offering to participate, at each such person’s own expense, in the preparation of the Registration Statement or the Prospectus, and cause PubCo’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, or other financial institutions facilitating such offering, attorney or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or other financial institutions enter into a confidentiality agreement, in form and substance reasonably satisfactory to PubCo, prior to the release or disclosure of any such information; provided, further, that PubCo may not include the name of any Holder, Underwriter, or other financial institution that is facilitating or may facilitate an offering, in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement of Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, any document that is to be incorporated by reference into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder, Underwriter, or other financial institution, and providing each such Holder, Underwriter, or other financial institution a reasonable amount of time to review and comment on such applicable document.

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3.1.12 obtain a “cold comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from PubCo’s independent registered public accountants, in the event of an Underwritten Registration, a Block Trade, an Other Coordinated Offering or a sale by a broker, distribution agent or sales agent pursuant to a Registration Statement (subject to such Underwriter or other financial institution facilitating such offering providing such certification or representation as reasonably requested by PubCo’s independent registered public accountings and PubCo’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter or other similar type of sales agent or distribution agent may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.13 on the date the Registrable Securities are delivered for sale pursuant to such Registration, in the event of an Underwritten Registration, a Block Trade, an Other Coordinated Offering or a sale by a broker, distribution agent or sales agent pursuant to a Registration Statement obtain an opinion and negative assurance letter, dated such date, of counsel representing PubCo for the purposes of such Registration, addressed to the participating Holders, the broker, distribution agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, distribution agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, provided, in each case, that such participating Holders provide such information to such counsel as is customarily required for, or is reasonably requested by such counsel for purposes of, such opinion or negative assurance letter;

3.1.14 in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, distribution agent or sales agent pursuant to a Registration Statement, enter into and perform its obligations under an underwriting agreement, purchase agreement, sales agreement or distribution agreement, in usual and customary form, with the managing Underwriter or broker, sales agent or distribution agent of such offering or sale;

3.1.15 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of PubCo’s first (1st) full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.16 with respect to an Underwritten Offering, use its commercially reasonable efforts to make available senior executives of PubCo to participate in customary “road show” presentations that may be reasonably requested by the Underwriter(s) in any Underwritten Offering; and

3.1.17 otherwise, in good faith, cooperate with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

3.2 Registration Expenses. All Registration Expenses of all Registrations in the aggregate shall be borne by PubCo. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable and documented fees and expenses of any external legal counsel representing the Holders.

3.3 Requirements for Participation. The Holders of Registrable Securities shall provide such information as may reasonably be requested by PubCo, or the managing Underwriter or distribution agent or sales agent, if any, in connection with the preparation of any Registration Statement or Prospectus, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act pursuant to Article II and in connection with PubCo’s obligation to comply with federal and applicable state securities Laws. Notwithstanding anything in this Agreement to the contrary, if any Holder does not timely provide PubCo with its requested Holder Information, PubCo may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if PubCo determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person may participate in any Underwritten Offering, Block Trade or Other Coordinated Offering for equity securities of PubCo pursuant to a Registration initiated by PubCo hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any arrangements approved by PubCo and (ii) completes and executes all questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other documents as may be required

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under the terms of such arrangements and that are reasonable or otherwise customary. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4 Suspension of Sales; Restrictions on Registration Rights.

(a) Notwithstanding anything to the contrary in this Agreement, PubCo shall be entitled to postpone the effectiveness of a Registration Statement, and from time to time to require Holders not to sell under a Registration Statement or to suspend the effectiveness thereof, for the shortest period of time determined in good faith by PubCo to be necessary for such purpose, if the Registration Statement or Prospectus (i) contains a Misstatement, or in the opinion of counsel for PubCo it is necessary to supplement or amend such Prospectus to comply with applicable law, (ii) would require the inclusion in such Registration Statement of financial statements that are unavailable to PubCo for reasons beyond PubCo’s control, (iii) in the good faith judgment of a majority of the Board, would be seriously detrimental to PubCo and the Board concludes, as a result, that it is necessary to defer such filing, initial effectiveness, or continued use at such time, (iv) require the Company to make an Adverse Disclosure, or (v) would otherwise render PubCo unable to comply with requirements under the Securities Act or Exchange Act (each, a “Suspension Event”); provided, however, that PubCo may not delay or suspend a Registration Statement on more than two (2) occasions or for more than sixty (60) consecutive calendar days in each case during any 12 month period. Upon notice from PubCo of the occurrence of a Suspension Event, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Registration Statement or Prospectus correcting such Suspension Event (it being understood that PubCo hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by PubCo that the use of the Registration Statement or Prospectus may be resumed. If so directed by PubCo, the Holders will deliver to PubCo or, in Holders’ sole discretion destroy, all copies of each Prospectus covering Registrable Securities in Holders’ possession; provided, however, that this obligation to deliver or destroy shall not apply (i) to the extent the Holders are required to retain a copy of such Prospectus (A) to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data backup.

(b) If (a) during the period starting with the date sixty (60) days prior to PubCo’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a PubCo-initiated Registration and provided that PubCo has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to Section 2.1.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; or (b) the Holders have requested an Underwritten Registration and PubCo and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer, then in each case upon prompt written notice of such action to the Holders, PubCo shall have the right to defer such filing for a period of not more than thirty (30) days; provided, however, that PubCo shall not defer its obligation in this manner more than once in any 12-month period.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, PubCo, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by PubCo after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. PubCo further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell PubCo Ordinary Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission, to the extent that such rule or such successor rule is available to PubCo), including providing any customary legal opinions. Upon the request of any Holder, PubCo shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

3.6 Restrictive Legend Removal. In connection with a Registration pursuant to Sections 2.1, 2.2, 2.3 or 2.5, or any sale or other disposition of the Registrable Securities by a Holder pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) upon the request of a Holder, PubCo shall (i) authorize PubCo’s transfer agent to remove any legend on share certificates of such Holder’s Registrable

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Securities restricting further transfer (or any similar restriction in book entry positions of such Holder), and cause PubCo’s counsel to issue an opinion to PubCo’s transfer agent in connection therewith, if such restrictions are no longer required by the Securities Act or any applicable state securities laws or any agreement with PubCo to which such Holder is a party, (ii) request PubCo’s transfer agent to issue in lieu thereof securities without such restrictions to the Holder upon, as applicable, surrender of any certificates or to update the applicable book entry position of such Holder so that it no longer is subject to such a restriction, and (iii) use its commercially reasonable efforts to cooperate with such Holder to have such Holder’s Registrable Securities transferred into a book entry position at The Depository Trust Company, in each case, subject to delivery of customer documentation, including any documentation required by such restrictive legend or book entry notation.

Article IV
INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 PubCo agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors, employees, advisors, agents, representatives and each person who controls (within the meaning of the Securities Act) such Holder against all losses, claims, damages, liabilities and expenses (including reasonable and documented external attorneys’ fees) caused by any Misstatement, except insofar as the same are arising out of, based on or contained in any information furnished in writing to PubCo by such Holder expressly for use therein. PubCo shall indemnify the Underwriters, their officers and directors and each person who controls (within the meaning of the Securities Act) such Underwriters to the same extent as provided in the foregoing with respect to the indemnification of the Holders.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to PubCo in writing such information and affidavits as PubCo reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify PubCo, its directors, officers, employees, advisors, representatives and agents and each person who controls (within the meaning of the Securities Act) PubCo against any losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented external attorneys’ fees) caused by any Misstatement to the extent contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls (within the meaning of the Securities Act) such Underwriters to the same extent as provided in the foregoing with respect to indemnification of PubCo.

4.1.3 Any person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus one local counsel if necessary in the reasonable judgment of the indemnified party) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

Annex D-14

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. PubCo and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event PubCo’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be several, not joint and several, and shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability except in the case of fraud or willful misconduct by such Holder. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person who was not guilty of such fraudulent misrepresentation. Notwithstanding the foregoing, the indemnity agreement contained in this Section 4 shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of PubCo, which consent shall not be unreasonably withheld, conditioned, or delayed.

4.2 Waiver of Medallion Guaranty. PubCo agrees to use commercially reasonable efforts to enter into that certain indemnification agreement, substantially in the form attached as Exhibit A to this Agreement, in favor of Continental Stock Transfer & Trust Company (or any successor transfer agent or warrant agent of PubCo) in connection with the waiver of any requirement to provide a medallion guarantee in connection with any transfer of any PubCo Ordinary Shares or other equity securities of PubCo by any Sponsor Holder, PIPE Holder, or any of their Permitted Transferees; provided that, in each case, as a prerequisite to PubCo’s entry into such indemnification agreement, such Sponsor Holder, PIPE Holder or Permitted Transferee enters into an indemnification agreement in favor of the Company, substantially in the form attached as Exhibit B to this Agreement.

Article V
MISCELLANEOUS

5.1 Notices. All notices, demands, requests, consents, approvals or waivers and other communications required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery (a) in person, (b) by e-mail (having obtained electronic delivery confirmation thereof), (c) by reputable, nationally recognized overnight courier service providing evidence of delivery, or (d) by registered or certified mail, pre-paid and return receipt requested. Each notice or communication that is mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the second (2nd) business day following the date on which it is mailed, in the case of notices delivered by courier service, hand delivery or overnight mail, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation, and in the case of notices delivered by email, at such time as it is successfully transmitted to the addressee. Any notice or communication under this Agreement must be addressed to the applicable party at their respective addresses set forth in Schedule A hereto.

Annex D-15

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of PubCo hereunder may not be assigned or delegated by PubCo in whole or in part.

5.2.2 This Agreement and the rights, duties and obligations of the Holders hereunder may not be assigned or delegated by the Holders in whole or in part; provided, however, that, subject to Section 5.2.5, a Holder may assign the rights and obligations of such Holder hereunder relating to particular Registrable Securities in connection with the transfer of such Registrable Securities to a Permitted Transferee of such Holder (it being understood that no such transfer shall reduce any rights of the Holder with respect to Registrable Securities still held by such Holder). A Permitted Transferee receiving Registrable Securities from a Sponsor Holder shall become a Sponsor Holder, a Permitted Transferee receiving Registrable Securities from a Legacy Company Holder shall become a Legacy Company Holder, and a Permitted Transferee receiving Registrable Securities from a PIPE Holder shall become a PIPE Holder; provided that, as a precondition to such transfer, such Permitted Transferee enters into a written agreement with Pubco agreeing to be bound by the terms and conditions of this Agreement.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate PubCo unless and until PubCo shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to PubCo, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced. Delivery of a signed counterpart of this Agreement by facsimile or electronic transmission shall constitute valid and sufficient delivery thereof.

5.4 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) and the Business Combination Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written. Without limiting the generality of the foregoing, SPAC and Sponsor hereby agree that the Prior Agreement is hereby terminated without giving effect to the terms providing for the survival of certain provisions thereof as set forth in Section 5.10 (Term) of the Prior Agreement and of no further force or effect.

5.5 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Supreme Court of the State of New York, New York County and to the jurisdiction of the United States District Court for the Southern District of New York for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

Annex D-16

5.6 WAIVER OF TRIAL BY JURY. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE HOLDERS IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

5.7 Amendments and Modifications. Upon the written consent of PubCo and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely effects the Sponsor Holders shall also require the written consent of the Sponsor Majority Holders so long as the Sponsor Holders and their respective affiliates hold, in the aggregate, at least one percent (1%) of the outstanding PubCo Ordinary Shares of the Company; and provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of the shares of PubCo, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected; provided further that no consent of any holder of piggyback registration rights shall be required with respect to any such waiver, amendment or modification, except with respect to any waiver, amendment or modification that adversely affects such holder of Piggyback Registration rights, solely in its capacity as a holder of Registrable Securities, in a manner that is materially different from the other Holders (in such capacity). No course of dealing between any Holder or PubCo and any other party hereto or any failure or delay on the part of a Holder or PubCo in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or PubCo. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party. Any amendment, termination, or waiver effected in accordance with this Section 5.7 shall be binding on each party hereto and all of such party’s successors and permitted assigns, regardless of whether or not any such party, successor or assignee entered into or approved such amendment, termination, or waiver.

5.8 Other Registration Rights. PubCo represents and warrants that no person, other than a holder of [(i) Registrable Securities [or (ii) securities of PubCo that are registrable pursuant to the Future PIPE Agreements], has any right to require PubCo to register any securities of PubCo for sale or to include such securities of PubCo in any Registration by PubCo for the sale of securities for its own account or for the account of any other person. Further, PubCo represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.9 Scope of the Holders’ Obligations. In this Agreement, (a) any obligation, covenant, representation or warranty, indemnity, liability or other requirement provided by or in respect of any Holder shall be on a several basis (not jointly and not jointly and severally) as to such Holder and only pertain to it, (b) each Holder shall be liable for its own breaches and (c) no party hereto shall be entitled to recover more than once (i.e., “double recovery”) for the same loss or losses even in the event of breaches by multiple Holders.

5.10 Term. This Agreement shall terminate upon the earlier of (a) the tenth (10th) anniversary of the date of this Agreement and (b) the date as of which no Registrable Securities remain outstanding. The provisions of Section 3.5 and Article IV shall survive any termination.

[SIGNATURE PAGES FOLLOW]

Annex D-17

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

PUBCO:
AIR WATER VENTURES LIMITED
By:
Name:
Title:
SPONSOR:
INFLECTION POINT HOLDINGS III LLC
By:
Name:
Title:
SPAC:
INFLECTION POINT ACQUISITION CORP. III
By:
Name:
Title:
LEGACY COMPANY HOLDERS:
[•]
By:
Name:
Title:
PIPE HOLDERS:
[•]
By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Annex D-18

Schedule A

PUBCO:

Air Water Ventures Limited

Unit 3, Kizad KLP FZ, Kizad

Abu Dhabi, UAE

PO Box 109214

Attn:

Email:

with a required copy to (which copy shall not constitute notice):

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

Attn: Russell Franklin

Email: Russell.franklin@morganlewis.com

SPONSOR:

Inflection Point Holdings III LLC

c/o Inflection Point Acquisition Corp. III,

167 Madison Avenue,

Suite 205 #1017

New York, NY 10016

Attn: Michael Blitzer

Email:

with a required copy to (which copy shall not constitute notice):

White & Case LLP

609 Main Street, Suite 2900

Houston, TX 77002

Attn: Joel Rubinstein and Jason A. Rocha

Email: joel.rubinstein@whitecase.com; jason.rocha@whitecase.com

LEGACY COMPANY HOLDERS:

[______________]:
[______________]

c/o [______________]

[______________]

[______________]

[______________]:

[______________]

c/o [______________]

[______________]

[______________]

Annex D-19

Exhibit A

[•]

[•]

[•]

[  ], 2025

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Re: Indemnification in-lieu-of Medallion Signature Guarantee

To whom it may concern:

This letter is in regards to the transfer by [Name of Holder] to [ ], of [ ] [ordinary shares/Series A Preference Shares] of [•] (formerly known as Inflection Point Acquisition Corp. III) (the “Company”). Please be advised that the Company authorizes Continental Stock Transfer & Trust Company to process the subject transfer, which includes securities that have been duly endorsed by the registered holder but do not bear a customary medallion signature guarantee. The Company agrees to indemnify Continental Stock Transfer & Trust Company against all losses, damages, costs, charges and expenses that it may in any way sustain, incur, or become liable for by reason related to the above referenced transaction.

I, [•], a duly authorized officer of the Company, have the authority to execute this indemnification on behalf of the Company.

Very truly yours,
[•]
By:
Name:
Title:

Annex D-20

[Name of Holder]

[•]

[•]

[  ], 2025

[•]

[•]

[•]

Re: Indemnification in-lieu-of Medallion Signature Guarantee

To whom it may concern:

This letter is in regards to the transfer by [Name of Holder] (the “Transferor”) to [ ], of [ ] [ordinary shares/Series A Preference Shares] of [•] (the “Company”). Please be advised that the Transferor authorizes the Company and Continental Stock Transfer & Trust Company to process the subject transfer, which includes securities that have been duly endorsed by the Transferor but do not bear a customary medallion signature guarantee. The Transferor agrees to indemnify the Company against all losses, liability or costs that may ensue as a result of its processing the above referenced transaction.

I, [•], a duly authorized officer of the Company, have the authority to execute this indemnification on behalf of the Company.

Very truly yours,
[Name of Holder]

By:
Name:
Title:

Annex D-21

Annex E

Final Form

[NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.]1

AIR WATER VENTURES LIMITED

ORDINARY SHARE PURCHASE WARRANT

Warrant Shares: [_______]	Initial Exercise Date: [•], [•]

THIS ORDINARY SHARE PURCHASE WARRANT (this “Warrant”) certifies that, for value received, [_____________] or its assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the “Initial Exercise Date”) and on or prior to 5:00 p.m. (New York City time) on [•], [•]2 (such time and date collectively, the “Termination Date”) but not thereafter, to subscribe for and purchase from Air Water Ventures Limited, a Cayman Islands exempted company (the “Company”), up to [______] ordinary shares (as subject to adjustment hereunder, the “Warrant Shares”), of a nominal par value of $0.001 per share, of the Company (the “Ordinary Shares”). The purchase price of one Ordinary Share under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

Section 1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Schedule A hereto.

Section 2. Exercise.

(a)  Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company (or such other office or agency that the Company may designate by notice in writing to the registered Holder at the address of the Holder appearing on the books of the Company), as applicable, of a duly executed PDF copy submitted by e-mail (or e-mail attachment) of the Notice of Exercise in the form annexed hereto (the “Notice of Exercise”). Not later than the number of Trading Days comprising the Standard Settlement Period (as defined in Section 2(d)(i) herein) following the date of exercise as aforesaid, the Holder shall deliver to the Company the aggregate Exercise Price for the shares specified in the applicable Notice of Exercise by wire transfer or cashier’s check drawn on a United States bank, in either case in immediately available funds, unless the cashless exercise procedure specified in Section 2(c) below is available and specified in the applicable Notice of Exercise. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise be required. The Company shall have no obligation to inquire with respect to or otherwise confirm the authenticity of any signatures contained on any Notice of Exercise nor the authority of any person executing such Notice of Exercise. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within three (3) Trading Days of the date on which the final Notice of Exercise

____________

1        NTD: To be included on Warrants issued for new money on the Closing Date, but not on Warrants issued in exchange for Company Pre-Funded Convertible Note Investor Warrants unless required by applicable securities law.

2        NTD: five years after Initial Exercise Date.

Annex E-1

is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Business Day of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

(b)  Exercise Price. The exercise price per Ordinary Share under this Warrant shall be $12.00, subject to Equitable Adjustment and, if applicable, adjustment hereunder (the “Exercise Price”).

(c)  Cashless Exercise. If at any time after the six (6) month anniversary of the Closing Date, (x) the Warrants Shares issuable upon exercise of this Warrant would be (i) “restricted securities” as defined in Rule 144 or (ii) the Holder is an Affiliate of the Company and (y) there is no effective registration statement registering, or the prospectus contained therein is not available for the resale of the Warrant Shares by the Holder, then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Warrant Shares equal to the quotient obtained by dividing ((A-B) multiplied by (X)) by (A), where:

(d)	(e) (A) =

(f) as applicable: (i) the VWAP on the Trading Day immediately preceding the date of the applicable Notice of Exercise if such Notice of Exercise is (1) both executed and delivered pursuant to Section 2(a) hereof on a day that is not a Trading Day, (2) both executed and delivered pursuant to Section 2(a) hereof on a Trading Day prior to the opening of “regular trading hours” (as defined in Rule 600(b) of Regulation NMS promulgated under the federal securities laws) on such Trading Day or (3) executed during “regular trading hours” on a Trading Day and is delivered within two (2) hours thereafter (including until two (2) hours after the close of “regular trading hours” on a Trading Day), or (ii) the VWAP on the date of the applicable Notice of Exercise if the date of such Notice of Exercise is a Trading Day and such Notice of Exercise is both executed and delivered pursuant to Section 2(a) hereof after the close of “regular trading hours” on such Trading Day;

(g)	(h) (B) =	(i) the Exercise Price of this Warrant, as adjusted hereunder; and
(j)	(k) (X) =

(l) the number of Warrant Shares that would be issuable upon exercise of this Warrant in accordance with the terms of this Warrant if such exercise were by means of a cash exercise rather than a cashless exercise.

(m) If Warrant Shares are issued in such a cashless exercise, the parties acknowledge and agree that in accordance with Section 3(a)(9) of the Securities Act, the Warrant Shares shall take on the characteristics of the Warrants being exercised, and the holding period of the Warrant Shares being issued may be tacked on to the holding period of this Warrant. The Company agrees not to take any position contrary to this Section 2(c).

In the event of any withholding of Warrant Shares pursuant to Section 2(c) where the number of Ordinary Shares whose value is equal to the Exercise Price is not a whole number, the number of Ordinary Shares withheld by or surrendered to the Company shall be rounded down to the nearest whole Ordinary Share.

Notwithstanding anything herein to the contrary, on the Termination Date, this Warrant shall be automatically exercised via cashless exercise pursuant to this Section 2(c).

(n)  Mechanics of Exercise.

(i)   Delivery of Warrant Shares Upon Exercise. The Company shall cause the Warrant Shares purchased hereunder to be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder’s or its designee’s balance account with The Depository Trust Company through its Deposit or Withdrawal at Custodian system if the Company is then a participant in such system and there is an effective registration statement permitting the issuance of the Warrant Shares to or resale of the Warrant Shares by the Holder, and otherwise by physical delivery of a certificate, (or reasonable evidence of issuance by book entry of ownership of the Warrant Shares) registered in the Company’s share register in the name

Annex E-2

of the Holder or its designee, for the number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the address specified by the Holder in the Notice of Exercise by the date that is the later of (i) the Standard Settlement Period after the delivery to the Company of the Notice of Exercise, and (ii) one (1) Trading Day after delivery of the aggregate Exercise Price to the Company (such date, the “Warrant Share Delivery Date”); provided, however, in any event, the Company shall not be obligated to deliver Warrant Shares until it has received the aggregate Exercise Price therefor. Upon delivery of the Notice of Exercise, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the Warrant Shares, provided that payment of the aggregate Exercise Price (other than in the case of a cashless exercise) is received no later than the earlier of (i) the number of Trading Days comprising the Standard Settlement Period following delivery of the Notice of Exercise and one (1) Trading Day. The Company agrees to maintain a transfer agent that is a participant in the FAST program so long as this Warrant remains outstanding and exercisable. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Ordinary Shares as in effect on the date of delivery of the Notice of Exercise. In addition to any other rights available to the holder, if the Company fails for any reason unrelated to the actions of the holder or its Affiliates to deliver to the Holder the applicable Warrant Shares by the Warrant Share Delivery Date and if after such Warrant Share Delivery Date the Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, Ordinary Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder was entitled to receive upon the conversion relating to such Warrant Share Delivery Date (a Buy-In), then the Company shall (A) pay in cash to the Holder (in addition to any other remedies available to or elected by the Holder) the amount, if any, by which (x) the Holder’s total purchase price (including any brokerage commissions) for the Ordinary Shares so purchased exceeds (y) the product of (1) the aggregate number of Ordinary Shares that the Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (excluding any brokerage commissions) and (B) at the option of the Holder, either reissue (if surrendered) this Warrant equal to the number of Warrant Shares submitted for exercise (in which case, such exercise shall be deemed rescinded) or deliver to the Holder the number of Ordinary Shares that would have been issued if the Company had timely complied with its delivery requirements hereunder. For example, if the Holder purchases Ordinary Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of this Warrant with respect to which the actual sale price of the Warrant Shares (including any applicable brokerage commissions) giving rise to such purchase obligation was a total of $10,000, under clause (A) of the immediately preceding sentence, the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon the request of the Company, evidence of the amount of such loss. If the Holder purchases Ordinary Shares having a total purchase price of $9,000 to cover a Buy-In with respect to an attempted exercise of this Warrant with respect to which the actual sale price of the Warrant Shares (including any applicable brokerage commissions) giving rise to such purchase obligation was a total of $10,000, under clause (A) of the preceding sentence, the Company shall not be required to pay Holder any amount. For the avoidance of doubt, in the event of a Buy-In, the Holder shall use commercially reasonable efforts to purchase shares at the lowest available price, paying the lowest reasonably available brokerage commission. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and evidence of the amount of such loss. Nothing herein shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Warrant Shares upon exercise of this Warrant as required pursuant to the terms hereof.

(ii)  Delivery of New Warrants Upon Exercise. Unless the purchase rights represented by this Warrant shall have expired, if this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased and unexpired Warrant Shares that remain available under this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

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(iii) Rescission Rights. If the Company fails, or fails to cause the Transfer Agent, to transmit to the Holder the Warrant Shares pursuant to Section 2(d)(i) by the Warrant Share Delivery Date (subject to receipt of the aggregate Exercise Price for the applicable exercise (other than in the case of a cashless exercise)), then the Holder will have the right to rescind such exercise prior to the delivery of the Warrant Shares.

(iv) No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

(v)  Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that, in the event that Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer or withholding tax incidental thereto. The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Exercise and all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for same-day electronic delivery of the Warrant Shares pursuant to the terms of this Warrant.

(vi) Closing of Books. The Company will not close its books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

(o)  Holder’s Exercise Limitations. The Holder may notify the Company in writing in the event it elects to be subject to the provisions contained in this Section 2(e); however, the Holder shall not be subject to this Section 2(e) unless he, she or it makes such election. If the election is made, the Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable Notice of Exercise, the Holder (together with the Holder’s Affiliates, and any Persons acting as a group together with the Holder or any of the Holder’s Affiliates (such Persons, “Attribution Parties”)) would beneficially own in excess of 4.9%, 9.9%, 19.9% (or such other amount as the Holder may specify) (the “Beneficial Ownership Limitation”). For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by the Holder, its Affiliates and Attribution Parties shall include the number of Ordinary Shares issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Ordinary Shares which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company (including, without limitation, any other Ordinary Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2(e), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(e) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and, of which portion of this Warrant is exercisable up to the Beneficial Ownership Limitation shall be in the sole discretion of the Holder, and the submission of a Notice of Exercise shall be deemed to be the Holder’s good faith determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates and Attribution Parties) and of which portion of this Warrant is exercisable, in each case, subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination and shall have no liability for exercises of this Warrant that are not in compliance with the Beneficial Ownership Limitation. In addition, a determination as to any group status as contemplated above shall be determined in

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accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder and the Company shall have no obligation to verify or confirm the accuracy of such determination and shall have no liability for exercises of the Warrant that are not in compliance with the Beneficial Ownership Limitation. For purposes of this Section 2(e), in determining the number of outstanding Ordinary Shares, a Holder may rely on the number of outstanding Ordinary Shares as reflected in (A) the Company’s most recent periodic or annual report filed with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the Transfer Agent setting forth the number of Ordinary Shares outstanding. Upon the written or oral request of a Holder, the Company shall within two (2) Trading Days confirm in writing to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates or Attribution Parties since the date as of which such number of outstanding Ordinary Shares was reported. By written notice to the Company, the Holder may from time to time increase or decrease the Beneficial Ownership Limitation applicable to the Holder, provided, however, that any such increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2(e) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

Section 3. Certain Adjustments.

(a)  Share Dividends and Splits. If the Company at any time while this Warrant is outstanding: (i) pays a share dividend or otherwise makes a distribution or distributions on Ordinary Shares or any other equity or equity equivalent securities payable in Ordinary Shares (which, for avoidance of doubt, shall not include any Ordinary Shares issued by the Company upon exercise of this Warrant or any cash distributions), (ii) subdivides outstanding Ordinary Shares into a larger number of shares, (iii) combines (including by way of a reverse share split) outstanding Ordinary Shares into a smaller number of shares, or (iv) issues by reclassification of Ordinary Shares any shares of shares of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of Ordinary Shares outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(b)  VWAP Reset. If the VWAP of the Ordinary Shares for the twenty trading day period commencing on the date that is six months after the Closing Date (the “Measurement Price”) is less than the Exercise Price then in effect, then the Exercise Price then in effect shall be reduced in a one-time downward adjustment to an amount equal to the greater of (i) the Measurement Price and (ii) $5.00 (subject to Equitable Adjustment).

(c)  Adjustment Upon Issuance of Ordinary Shares. If and whenever on or after the Closing Date while the Warrant is outstanding, the Company issues or sells, or in accordance with this Section 3(c) is deemed to have issued or sold, any Ordinary Shares (including the issuance or sale of Treasury Shares and any other Ordinary Shares owned or held by or for the account of the Company, but excluding Ordinary Shares issued or sold, or deemed to have been issued or sold, by the Company in connection with any Exempt Issuance) for a consideration per share (the “New Issuance Price”) less than the lesser of (x) $10.00 (subject to Equitable Adjustment) and (y) the Exercise Price then in effect (each such issue, sale or deemed issuance or sale, a “Dilutive Issuance”), then immediately after such Dilutive Issuance, the Exercise Price then in effect shall be reduced to an amount equal to the New Issuance Price; save that the Exercise Price shall at all times be equal to or greater than the par value of the Ordinary Shares.

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For purposes of determining the adjusted Exercise Price under this Section 3(c), the following shall be applicable:

(i)   Options and Convertible Securities. The consideration per share received by the Company for Ordinary Shares deemed to have been issued pursuant to Section 3(c)(ii), relating to Options and Convertible Securities, shall be determined by dividing:

(1)  the total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(2)  the maximum number of Ordinary Shares (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) deemed to be issued pursuant to Section 3(c)(ii) upon the issuance of such Options or Convertible Securities.

(ii)  Deemed Issuance of Options and Convertible Securities.

(1)  If the Company at any time or from time to time shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of Ordinary Shares (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be outstanding and to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(2)  If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any Convertible Securities, or the rate at which any Convertible Securities are convertible into or exercisable or exchangeable for Ordinary Shares increases or decreases at any time, (other than (x) proportional changes in conversion or exercise prices, as applicable, in connection with an event referred to in Section 3(a) above and (y) automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security which are not more favorable to the holder thereof than the anti-dilution and similar provisions set forth herein), the Exercise Price in effect at the time of such increase or decrease shall be adjusted to the Exercise Price, which would have been in effect at such time had such Options or Convertible Securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. For purposes of this Section 3(c)(ii)(2), if the terms of any Option or Convertible Security that was outstanding as of the Initial Exercise Date are increased or decreased in the manner described in the immediately preceding sentence, then such Option or Convertible Security and the Ordinary Shares deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment pursuant to this Section 3(c)(i)(2) shall be made if such adjustment would result in an increase of the Exercise Price then in effect.

(iii) Calculation of Consideration Received.

(1)  In case one or more Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction, (x) each such Option will be deemed to have been issued for the Option Value of such Option and (y) the other securities issued or sold in such integrated transaction shall be deemed to have been issued or sold for the difference of (I) the aggregate consideration received by the Company less any consideration paid or payable by the Company pursuant to the terms of such other securities of the Company, less (II) the Option Value of each such Options.

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(2)  If any Ordinary Shares, Options or Convertible Securities are issued or sold or deemed to have been issued or sold for cash, the consideration other than cash received therefor will be deemed to be the net amount received by the Company therefor. If any Ordinary Shares, Options or Convertible Securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company will be the closing sale price of such publicly traded securities on the date of receipt. If any Ordinary Shares, Options or Convertible Securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Ordinary Shares, Options or Convertible Securities, as the case may be. The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Company and the holders of a majority in interest of this Warrant and the other ordinary share purchase warrants with substantially the same terms as this Warrant, with an initial exercise price of $12.00 per share, issued on the Initial Exercise Date, and then outstanding. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) Business Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the holders of a majority in interest of this Warrant and the other ordinary share purchase warrants, with an initial exercise price of $12.00 per share, issued on the Initial Exercise Date, and then outstanding. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the reasonable fees and expenses of such appraiser shall be borne by the Company.

(iv) Record Date. If the Company takes a record of the holders of Ordinary Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Ordinary Shares, Options or in Convertible Securities or (B) to subscribe for or purchase Ordinary Shares, Options or Convertible Securities, then such record date will be deemed to be the date of the issuance or sale of the Ordinary Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(v)  Expiration or Termination of Options or Convertible Securities. Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Securities (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Exercise Price pursuant to the terms of Section 3(c), the Exercise Price shall be readjusted to such Exercise Price as would have obtained had such Option or Convertible Securities (or portion thereof) never been issued.

(d)  Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 3(a) above, if at any time after the Initial Exercise Date while this Warrant is outstanding, the Company grants, issues or sells any Ordinary Share Equivalents or rights to purchase shares, warrants, securities or other property pro rata to the record holders of any class of Ordinary Shares (the “Purchase Rights”), then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Ordinary Shares acquirable upon complete exercise of this Warrant (without regard to any limitations on exercise hereof, including without limitation, any applicable Beneficial Ownership Limitation) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Ordinary Shares are to be determined for the grant, issue or sale of such Purchase Rights (provided, however, that, to the extent that the Holder’s right to participate in any such Purchase Right would result in the Holder exceeding any applicable Beneficial Ownership Limitation, then the Holder shall not be entitled to participate in such Purchase Right to such extent (or beneficial ownership of such Ordinary Shares as a result of such Purchase Right to such extent) and such Purchase Right to such extent shall be held in abeyance for the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding any applicable Beneficial Ownership Limitation). To the extent that the issue price of such Purchase Rights would result in an adjustment of the Exercise Price pursuant to Section 3(c), such adjustment shall not occur to the extent the Holders were granted the right to acquire such Purchase Rights on the applicable terms.

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(e)  Fundamental Transaction.

(i)   If, at any time while this Warrant is outstanding, (a) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (b) the Company (and all of its subsidiaries, taken as a whole), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (c) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Ordinary Shares or 50% or more of the Shares entitled to vote, (d) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property (other than as a result of a share split, reverse share split, combination or reclassification of Ordinary Shares covered by Section 3(a) or any reorganization or parent-subsidiary merger not requiring shareholder approval), or (e) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires 50% or more of the outstanding Ordinary Shares (not including any Ordinary Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination) or 50% or more of the Shares entitled to vote (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder (without regard to any limitation in Section 2(e) on the exercise of this Warrant), the number of Ordinary Shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares for which this Warrant is exercisable immediately prior to such Fundamental Transaction (without regard to any limitation in Section 2(e) on the exercise of this Warrant).

(ii)  For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Ordinary Share in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Ordinary Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. Notwithstanding anything to the contrary, in the event of a Fundamental Transaction, the Company or any Successor Entity (as defined below) shall, at the Holder’s option, exercisable at any time concurrently with, or within 30 days after, the consummation of the Fundamental Transaction (or, if later, the date of the public announcement of the applicable Fundamental Transaction), purchase this Warrant from the Holder by paying to the Holder an amount of cash equal to the Black Scholes Value of the remaining unexercised portion of this Warrant on the date of the consummation of such Fundamental Transaction; provided, that if holders of Ordinary Shares of the Company are not offered or paid any consideration in such Fundamental Transaction, such holders of Ordinary Shares will be deemed to have received common stock or ordinary shares of the Successor Entity (which Successor Entity may be the Company following such Fundamental Transaction) in such Fundamental Transaction. The payment of the Black Scholes Value will be made by wire transfer of immediately available funds (or such other consideration) within the later of (i) five Business Days of the Holder’s election and (ii) the date of consummation of the Fundamental Transaction.

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(iii) The Company shall require any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Warrant and the other Transaction Documents in accordance with the provisions of this Section 3(e) pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the Holder, deliver to the Holder in exchange for this Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Ordinary Shares acquirable and receivable upon exercise of this Warrant (without regard to any limitations on the exercise of this Warrant) prior to such Fundamental Transaction, and with an exercise price which applies the Exercise Price hereunder to such shares of capital stock (but taking into account the relative value of the Ordinary Shares pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such exercise price being for the purpose of protecting the economic value of this Warrant immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder.

(iv) This Section 3(e) shall not apply to the transactions contemplated by the Business Combination Agreement or set forth in the remainder of Section 3.

(f)   Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of Ordinary Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Ordinary Shares (excluding treasury shares, if any) issued and outstanding.

(g)  Number of Warrant Shares. Simultaneously with any adjustment to the Exercise Price pursuant to this Section 3, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately so that after such adjustment the aggregate Exercise Price payable hereunder for the adjusted number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment (without regard to any limitations on exercise contained herein).

(h)  Notice to Holder.

(i)   Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

(ii)  Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares, (B) the Company shall declare a redemption of the Ordinary Shares, (C) the Company shall authorize the granting to all holders of the Ordinary Shares rights or warrants to subscribe for or purchase any shares of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Ordinary Shares, any consolidation or merger to which the Company (or any of its subsidiaries) is a party, any sale or transfer of all or substantially all of its assets, or any compulsory share exchange whereby the Ordinary Shares are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by email to the Holder at its last email address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares of record shall be entitled to exchange their Ordinary Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided, that, notwithstanding the foregoing, any notice delivery requirement hereunder shall also be deemed satisfied by filing or

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furnishing such communication with the Commission via the EDGAR system; provided, further, that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided to the Holder in accordance with the terms of this Warrant constitutes, or contains, material, non-public information regarding the Company or any of the subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Current Report on Form 6-K, unless determined by the Company that such filing would be harmful to the Company at such time, in which case the Company shall file such 6-K as soon as is reasonably practicable in its discretion. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

(b)  Voluntary Adjustment By Company. Subject to the rules and regulations of the Trading Market, the Company may at any time during the term of this Warrant, subject to the prior written consent of the Holder, reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company.

Section 4. Transfer of Warrant.

(a)  Transferability. Subject to compliance with any applicable securities laws, the conditions set forth in Section 4(d) hereof, and the Articles [and the transfer conditions referred to in the legend endorsed hereon]3, this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within three (3) Trading Days of the date on which the Holder delivers an assignment form to the Company assigning this Warrant in full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

(b)  New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the Initial Exercise Date and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto, and if applicable, shall reflect any adjustment to the Exercise Price prior to the date of such transfer or exchange.

(c)  Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

(d)  Transfer Restrictions. This Warrant and the Warrant Shares may only be disposed of in compliance with state and federal securities laws and the Articles. In connection with any transfer of this Warrant or the Warrant Shares other than pursuant to an effective registration statement or Rule 144, to the Company or

____________

3        To be included for new money warrants.

Annex E-10

to an Affiliate of the Holder or in connection with a pledge in connection with a bona fide margin account with a registered broker-dealer or other loan with a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act or other loan secured by this Warrant or the Warrant Shares, the Company may require the transferor to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of this Warrant or the Warrant Shares under the Securities Act.

(e)  [Representation by the Holder. The Holder, by the acceptance hereof, represents and warrants that it is acquiring this Warrant and, upon any exercise hereof, will acquire the Warrant Shares issuable upon such exercise, for its own account and not with a view to or for distributing or reselling such Warrant Shares or any part thereof in violation of the Securities Act or any applicable state securities law, except pursuant to sales registered or exempted under the Securities Act.]4 / [Compliance with the Securities Act.

(i)   Agreement to Comply with the Securities Act; Legend. The Holder, by acceptance of this Warrant, agrees to comply in all respects with the provisions of this Section 2 and the restrictive legend requirements set forth on the face of this Warrant and further agrees that such Holder shall not offer, sell, or otherwise dispose of this Warrant or any Warrant Shares to be issued upon exercise hereof except under circumstances that will not result in a violation of the Securities Act of 1933, as amended (the “Securities Act”). This Warrant and all Warrant Shares issued upon exercise of this Warrant (unless registered under the Securities Act) shall be stamped or imprinted with a legend in substantially the following form:

“THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR QUALIFIED UNDER ANY STATE OR FOREIGN SECURITIES LAWS AND MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS (I) A REGISTRATION STATEMENT COVERING SUCH SHARES IS EFFECTIVE UNDER THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE AND FOREIGN LAW OR (II) THE TRANSACTION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS UNDER THE ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE AND FOREIGN LAW AND, IF THE CORPORATION REQUESTS, AN OPINION SATISFACTORY TO THE CORPORATION TO SUCH EFFECT HAS BEEN RENDERED BY COUNSEL.”

(ii)  Representations of the Holder. In connection with the issuance of this Warrant, the Holder specifically represents, as of the date hereof, to the Company by acceptance of this Warrant as follows:

(1)  The Holder is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. The Holder is acquiring this Warrant and the Warrant Shares to be issued upon exercise hereof for investment for its own account and not with a view towards, or for distribution or resale in connection with, the public sale or distribution of this Warrant or the Warrant Shares, except pursuant to sales registered or exempted under the Securities Act.

(2)  The Holder understands and acknowledges that this Warrant and the Warrant Shares to be issued upon exercise hereof are “restricted securities” under the federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that, under such laws and applicable regulations, such securities may be resold without registration under the Securities Act only in certain limited circumstances. In addition, the Holder represents that it is familiar with Rule 144 under the Securities Act, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

____________

4       NTD: Version of provision to be included in Warrants issued in exchange for Company Pre-Funded Convertible Note Investor Warrants.

Annex E-11

(3)  The Holder acknowledges that it can bear the economic and financial risk of its investment for an indefinite period, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Warrant and the Warrant Shares. The Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Warrant and the business, properties, prospects, and financial condition of the Company.]5

Section 5. Miscellaneous.

(a)  No Rights as Shareholder Until Exercise. Prior to the issuance to the Holder of the Warrant Shares to which the Holder is then entitled to receive upon the due exercise of this Warrant, the Holder shall not be entitled to vote or receive dividends or have any other rights as a shareholder or be deemed the holder of shares of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, as such, any of the rights of a member of the Company or any right to vote, give, or withhold consent to any action (whether any reorganization, issue of shares, reclassification of shares, consolidation, merger, conveyance, or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise. Other than as expressly set forth herein, in no event shall the Company be required to net cash settle an exercise of this Warrant.

(b)  Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any share certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or share certificate, if mutilated, the Company will make and deliver a new Warrant or share certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or share certificate.

(c)  Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

(d)  Authorized Shares.

(i)   The Company covenants that, during the period the Warrant is outstanding, it will reserve from its authorized and unissued Ordinary Shares a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of issuing the necessary Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Ordinary Shares may be listed. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant and payment for such Warrant Shares in accordance herewith, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

(ii)  Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its memorandum or Articles or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be reasonably requested by the Holder to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately

____________

5        NTD: Version of provision to be included on Warrants issued for new money on the Closing Date.

Annex E-12

prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant and (iii) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof, as may be, necessary to enable the Company to perform its obligations under this Warrant.

(iii) Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof[, the Articles and the Shareholders’ Agreement].

(e)  Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Warrant (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the State of Delaware. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the State of Delaware for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Warrant), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an Action or Proceeding to enforce any provisions of this Warrant, then, the prevailing party in such Action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action or Proceeding.

(f)   Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, and the Holder does not utilize cashless exercise, will have restrictions upon resale imposed by state and federal securities laws.

(g)  Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice the Holder’s rights, powers or remedies. Without limiting any other provision of this Warrant, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

(h)  Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the time of transmission, if such notice or communication is delivered via email at the e-mail address as set forth on the signature pages attached hereto, or to such other address as the Company or the Holder may indicate by a notice delivered to the other from time to time, at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via email attachment at the e-mail address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto, or to such other address as the Company or the Holder may indicate by a notice delivered to the other from time to time.

Annex E-13

(i)   Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any Ordinary Shares or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

(j)   Remedies. Each party agrees that each of the parties, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The parties agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

(k)  Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder or holder of Warrant Shares.

(l)   Amendment. This Warrant may be modified, waived or amended or the provisions hereof waived with the written consent of the Company and the Holder.

(m) Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

(n)  Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

********************

(Signature Page Follows)

Annex E-14

IN WITNESS WHEREOF, the parties hereto have caused this Ordinary Share Purchase Warrant to be duly executed by their respective authorized signatories as of the date first indicated above.

AIR WATER VENTURES LIMITED	Address for Notice:
By:
Name:
Title:	Email:
With a copy to (which shall not constitute notice):

Annex E-15

IN WITNESS WHEREOF, the undersigned have caused this Ordinary Share Purchase Warrant to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:

Signature of Authorized Signatory of Purchaser:

Name of Authorized Signatory:

Title of Authorized Signatory:

Email Address of Authorized Signatory:

Address for Notice to Purchaser:

Address for Delivery of Securities to Purchaser (if not same as address for notice):

Warrant Shares:

EIN Number:

Annex E-16

SCHEDULE A

“Action” means any action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the applicable party, threatened against or affecting the applicable party or any of its properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign).

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Articles” means the third amended and restated articles of association of the Company, as adopted by special resolution on 2 June 2026.

“Black Scholes Value” means the value of this Warrant based on the Black-Scholes Option Pricing Model obtained from the “OV” function on Bloomberg determined as of the day of consummation of the applicable Fundamental Transaction for pricing purposes and reflecting (A) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the time between the date of the public announcement of the applicable contemplated Fundamental Transaction and the Termination Date, (B) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg (determined utilizing a 365 day annualization factor) as of the Trading Day immediately following the public announcement of the applicable contemplated Fundamental Transaction, (C) the underlying price per share used in such calculation shall be the greater of (i) the sum of the price per share being offered in cash, if any, plus the value of any non-cash consideration, if any, being offered in such Fundamental Transaction and (ii) the highest VWAP during the period beginning on the Trading Day immediately preceding the announcement of the applicable Fundamental Transaction (or the consummation of the applicable Fundamental Transaction, if earlier) and ending on the Trading Day of the Holder’s request pursuant to Section 3(f), (D) a remaining option time equal to the time between the date of the public announcement of the applicable Fundamental Transaction and the Termination Date and (E) a zero cost of borrow.

“Bloomberg” means Bloomberg L.P.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means that certain Business Combination Agreement, dated as of August 25, 2025, by and among Air Water Ventures Holdings Limited, Inflection Point Acquisition Corp. III, the Company and IPCX Merger Sub Limited, as it may be further amended, modified or supplemented from time to time.

“Business Day” means any day other than Saturday, Sunday or legal holiday on which commercial banks in New York, New York, London, England, or George Town, Cayman Islands, are authorized to close for business.

“Closing Date” means the Trading Day on which the Business Combination is consummated.

“Convertible Securities” means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any Ordinary Shares and any securities of the Company that when paired with one or more other securities of the Company or another entity entitles the holder thereof to receive, Ordinary Shares.

“Equitable Adjustment” means, in the event that the number of outstanding Ordinary Shares, as applicable, shall have been changed into a different number of shares or a different class by reason of any reclassification, subdivision, consolidation, reorganisation, recapitalization, combination, exchange of shares, readjustment, or other similar transaction, or a share dividend or share distribution has been effectuated, an equitable adjustment as necessary to provide the holders of Ordinary Shares with the same economic effect as is contemplated by this Warrant prior to such event;

“Exempt Issuance” means the issuance of (a) any securities of the Company to employees, officers or directors, consultants, contractors, vendors or other agents of the Company pursuant to any share or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company, (b) securities upon the exercise or exchange of or conversion of any securities issued pursuant to the Purchase Agreements or the Business Combination Agreement, or in connection with the transactions contemplated thereby, including the Series A Shares, this Warrant and the other common share purchase warrants with an initial exercise price of $12.00 per share,

Annex E-17

and/other securities exercisable or exchangeable for or convertible into Ordinary Shares issued and outstanding on the Closing Date, provided that such securities have not been amended since the Closing Date to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with share splits or combinations and automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such securities which are not more favorable to the holder thereof than the anti-dilution and similar provisions set forth herein) or to extend the term of such securities, (c) the Underlying Shares, and (d) securities issued pursuant to any merger, acquisition or strategic transaction or partnership approved by a majority of the directors of the Company, provided that (i) such securities are issued as “restricted securities” (as defined in Rule 144) or are issued pursuant to an effective registration statement pursuant to the Securities Act and (ii) any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but any such Exempt Issuance shall not include a transaction in which the Company is issuing securities (i) primarily for the purpose of raising capital, including an at-the-market offering, or (ii) to an entity whose primary business is investing in securities.

“Options” means any rights, warrants or options to subscribe for or purchase Ordinary Shares or Convertible Securities.

“Option Value” means the value of an Option based on the Black-Scholes Option Pricing model obtained from the “OV” function on Bloomberg determined as of (A) the Trading Day prior to the public announcement of the issuance of the applicable Option, if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, for pricing purposes and reflecting (i) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of the applicable Option as of the applicable date of determination, (ii) an expected volatility equal to the greater of 100% and the 100 day volatility obtained from the HVT function on Bloomberg as of (A) the Trading Day immediately following the public announcement of the applicable Option if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, (iii) the underlying price per share used in such calculation shall be the highest weighted average price of the Ordinary Shares during the period beginning on the Trading Day prior to the execution of definitive documentation relating to the issuance of the applicable Option and ending on (A) the Trading Day immediately following the public announcement of such issuance, if the issuance of such Option is publicly announced or (B) the Trading Day immediately following the issuance of the applicable Option if the issuance of such Option is not publicly announced, (iv) a zero cost of borrow and (v) a 360 day annualization factor, provided, however, in case any Option is issued in connection with the issue or sale of other securities of the Company, together comprising one integrated transaction, in no event shall the Option Value exceed a fraction of the aggregate consideration received (excluding the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities) equal to (1) the number of Ordinary Shares underlying such Option divided by (2) the total number of Ordinary Shares issued or issuable in the integrated transaction (including the number of shares underlying such Option).

“Ordinary Share Equivalents” means any securities of the Company which would entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred share, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares, and any securities of the Company that when paired with one or more other securities of the Company or another entity entitles the holder thereof to receive, Ordinary Shares.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Proceeding” means an action, claim, suit, investigation or proceeding, whether commenced or threatened.

“Purchase Agreements” means the several Subscription Agreements, between Air Water Ventures Holdings Limited and certain original holders of ordinary share purchase warrants, with an initial exercise price of $12.00 per share, issued on the Initial Exercise Date, as amended, modified or supplemented from time to time in accordance with its terms.

Annex E-18

“Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement among the Company, the initial Holder of this Warrant and the other parties thereto.

“Series A Shares” shall have the meaning given to it in the Articles.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Warrant, the other ordinary share purchase warrants, with substantially the same terms as this Warrant, with an initial exercise price of $12.00 per share, issued on the Initial Exercise Date and the Registration Rights Agreement, and all exhibits and schedules thereto.

“Transfer Agent” means Continental Stock Transfer & Trust Company, the current transfer agent of the Company, and any successor transfer agent of the Company.

“Underlying Shares” means the Ordinary Shares issuable upon conversion of the Series A Shares or exercise of this Warrant and the other ordinary shares purchase warrants, with an initial exercise price of $12.00 per share, issued on the Initial Exercise Date.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Ordinary Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of the Ordinary Shares for the 20 Trading Day preceding such date (or the nearest preceding date) on the Trading Market on which the Ordinary Shares are then listed or quoted as reported by Bloomberg (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m. (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Ordinary Shares for the 20 Trading Days preceding such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Ordinary Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Ordinary Shares are then reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the average of the highest closing bid price per share and the lowest closing ask price per Ordinary Share for the 20 Trading Days preceding such date, or (d) in all other cases, the fair market value of an Ordinary Share as determined by an independent appraiser selected in good faith by the holders of a majority in interest of this Warrant and the other ordinary share purchase warrants, with an initial exercise price of $12.00 per share, issued on the Initial Exercise Date and then outstanding, and reasonably acceptable to the Company, the reasonable fees and expenses of which shall be paid by the Company.

Annex E-19

EXHIBIT A

NOTICE OF EXERCISE

To:
Attn:
Email:

(1)  The undersigned hereby elects to purchase ________ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2)  Payment shall take the form of (check applicable box):

☐ in lawful money of the United States; or

☐ if permitted the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).

(3)  Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

___________________________________________

The Warrant Shares shall be delivered to the following DWAC Account Number:

___________________________________________

___________________________________________

___________________________________________

[(4)  Accredited Investor. The undersigned is an “accredited investor” as defined in Regulation D promulgated under the Securities Act of 1933, as amended.]

[SIGNATURE OF HOLDER]

Name of Investing Entity:______________________________________________________________________
Signature of Authorized Signatory of Investing Entity:________________________________________________
Name of Authorized Signatory:__________________________________________________________________
Title of Authorized Signatory:____________________________________________________________________
Date:________________________________________________________________________________________

Annex E-20

EXHIBIT B

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)
Address:
(Please Print)
Phone Number:
Email Address:
Dated: _______________ __, ______
Holder’s Signature:

Holder’s Address:

Annex F

August 21st, 2025

PRIVATE & CONFIDENTIAL

For the Board of Directors of Inflection Point Acquisition Corp. III (NASDAQ:IPCX)

167 Madison Avenue, Suite 205 | New York, NY | 10016 | United States

We understand that Inflection Point Acquisition Corp. III (NASDAQ:IPCX), a publicly traded company that is a Cayman Islands exempted company (“IPCX”), is considering entering into a Business Combination Agreement (the “Business Combination Agreement”) with Air Water Ventures Holdings Limited, a Cayman Islands exempted company (“AWVL”), Air Water Ventures Limited, a Cayman Islands exempted company (“PubCo”) and IPCX Merger Sub Ltd., a Cayman Islands exempted company (“Merger Sub”). Capitalized terms used herein but not defined have the meanings given to them in the Business Combination Agreement.

•        The Business Combination Agreement provides that (i) IPCX will merge with and into PubCo, as a result of which the separate corporate existence of IPCX will cease and PubCo shall continue as the surviving entity (the “First Merger”) and each issued and outstanding IPCX share shall no longer be outstanding and shall automatically be cancelled in exchange for the right of the holder thereof to receive one PubCo Ordinary Share (the “First Merger Consideration”); and (ii) one (1) Business Day after the First Merger, AWVL will merge with and into Merger Sub, as a result of which the separate corporate existence of AWVL shall cease and Merger Sub shall continue as the surviving entity (the “Second Merger,” and together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the “Transaction”) and wholly owned direct subsidiary of PubCo and each issued and outstanding Company Ordinary Share, Company Series A Preferred Share and Company Warrant shall no longer be outstanding and shall automatically be cancelled in exchange for the right of the holder thereof to receive PubCo Ordinary Shares, PubCo Preferred shares and PubCo Series A Investor Warrants.

•             The Business Combination Agreement provides that (i) each issued and outstanding Company Ordinary Share shall be cancelled in exchange for a number of PubCo Ordinary Shares equal to (x) that number of PubCo Ordinary Shares determined by dividing (A) $300,000,000 by (B) the price at which holders of class A ordinary shares, par value $0.0001 per share, of IPCX, that were initially issued as part of the units sold in IPCX’s initial public offering (the “Public Shares”) may be redeemed pursuant to the pre-closing redemption of Public Shares, divided by (y) the total number of Company Ordinary Shares (including the Company Ordinary Shares underlying the Company RSUs) issued and outstanding immediately prior to the Second Merger Effect Time (such quotient, the “Exchange Ratio”), and (ii) each issued and outstanding Company RSU shall be assumed and converted into the right to receive restricted stock units of PubCo on the same terms and conditions (including applicable vesting, settlement and termination provisions) as are in effect with respect to each such award of Company RSUs; provided, that each award of Exchanged RSUs will be subject to the number of PubCo Ordinary Shares equal to the product of (x) the number of whole Company Ordinary Shares that were subject to such award of Company RSUs (with any fractional share otherwise resulting rounded down to the nearest whole share) immediately prior to the Second Merger Effective Time, multiplied by (y) the Exchange Ratio(such consideration described in clauses (i) and(ii)), collectively, the “Total Pre-Money Consideration”).

Annex F-1

•             The Business Combination Agreement also provides that (i) each issued and outstanding Company Series A1 Preferred Share shall be cancelled in exchange for the right of the holder thereof to receive a number of PubCo Preferred Shares equal to the quotient of (x) the aggregate Accrued Value attributable to such Company Series A1 Preferred Shares held by such holder divided by (y) the PubCo Preferred Share Issue Price, (ii) each issued and outstanding Company Series A2 Preferred Share shall be cancelled in exchange for the right of the holder thereof to receive a number of PubCo Preferred Shares equal to the quotient of (x) the aggregate Accrued Value attributable to such Company Series A2 Preferred Shares held by such holder divided by (y) the PubCo Preferred Share Issue Price, (iii) each Company Warrant that was issued pursuant to a Pre-Funded PIPE Subscription Agreement or PIPE Agreement shall automatically be cancelled in exchange for the right of the holder thereof to receive a PubCo Series A Investor Warrant to purchase a number of PubCo Ordinary Shares equal to (x) the number of Company Ordinary Shares issuable upon conversion of the applicable Pre-Funded PIPE Investor’s or PIPE Investor’s Company Series A Preferred Shares upon a hypothetical conversion of such Company Series A Preferred Shares immediately prior to the Second Merger multiplied by (y) the Exchange Ratio, and (iv) each Company Warrant that was not issued pursuant to a Pre-Funded PIPE Subscription Agreement or PIPE Agreement shall no longer be outstanding and shall automatically be cancelled in exchange for the right of the holder thereof to receive a PubCo Series A Investor Warrant to purchase a number of PubCo Ordinary Shares equal to the number of Company Ordinary Shares issuable upon a hypothetical conversion of such Company Warrant as of immediately prior to the Second Merger.

The Board of Directors of IPCX, acting through its Audit Committee, has retained Newbridge Securities Corporation to render an opinion as to whether, on the date of such Opinion, each of (i) the Total Pre-Money Consideration to be paid by IPCX in the Transaction is fair, from a financial point of view, to the IPCX Unaffiliated Shareholders (defined as IPCX’s shareholders other than (A) Inflection Point Holdings III LLC (the “Sponsor”), (B) Inflection Point Fund I, LP (“Inflection Point”), (C) officers, directors or affiliates of IPCX, the Sponsor or Inflection Point, (D) holders of Public Shares who elect to redeem their Public Shares prior to or in connection with the Transaction, and (E) holders of SPAC Dissenting Shares (as defined in the Business Combination Agreement) and (ii) the Transaction has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held by IPCX in its trust account (the “Trust Account”) for the benefit of holders of IPCX’s Public Shares (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement.

We have not been requested to opine to, and our Opinion (as defined below) does not in any manner address, the underlying business decision of IPCX to enter into the Business Combination Agreement. Our Opinion does not address the relative merits of entering into the Business Combination Agreement as compared to any alternative business strategy that might exist for IPCX.

Newbridge, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, going private transactions, related-party transactions, negotiated underwritings, secondary distributions of listed and unlisted securities, debt restructurings, private placements, and valuations for corporate and other purposes. We do not perform tax, accounting or legal services, nor do we render such advice.

Newbridge will receive a fee and reimbursement of its expenses for such services. In addition, IPCX has agreed to indemnify Newbridge for certain liabilities arising out of its engagement, including the rendering of this Opinion.

Newbridge has not participated in, or provided advice with respect to, the pricing determination, structuring or negotiation of the Business Combination Agreement.

Annex F-2

In the ordinary course of business, Newbridge, certain customer accounts held at Newbridge, and certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in equity, debt, and other securities and financial instruments (including bank loans and other obligations) of, or investments in IPCX.

In connection with the review and analysis performed to render our Opinion, among other things, we have undertaken the following:

•        considered our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions, and business and securities valuations generally;

•        reviewed various drafts of the Business Combination Agreement;

•        reviewed IPCX’s publicly available last two fiscal quarters of historical financial results, (Q1-2025 — Q2-2025);

•        reviewed publicly available financial information of IPCX filed with the U.S. Securities & Exchange Commission, including its Form 10-Ks and 10-Qs, and certain reports on material events filed on Forms 8-K between April 24th, 2025, through August 20th, 2025;

•        conducted discussions with IPCX’s management team to better understand IPCX’s recent business history, and near-term financials;

•        conducted discussions with AWVL’s management team to better understand AWVL’s recent business history, review of near-term financial projections and drivers of growth;

•        reviewed AWVL’s unaudited financial information for FY-2024;

•        reviewed the investor presentation, dated August 2025, describing AWVL’s history, business and operations, strategy and the Transaction;

•        reviewed AWVL’s financial projections for 2025 and 2026 and drivers of growth;

•        performed a Public Company Comparable analysis of similar companies to AWVL, that included variables such as companies trading on a U.S. Stock Exchange, and have businesses in the “Water Treatment & Purification” and “Non-Alcoholic Beverages” sectors to attain Q2 2025E (adjusted) Enterprise Value / Revenue multiples; and

•        performed an M&A transaction comparable analysis of similar companies to AWVL that operate globally, and operate in the “Water Treatment & Purification” and “Non-Alcoholic Beverages” sectors, to derive certain implied historical Enterprise Value / Revenue multiples.

In forming our Opinion, we have had full access to, and full cooperation from, the management team of both IPCX and AWVL to ask questions and receive answers. Our Opinion is solely and necessarily based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof.

In connection with our review and analyses and in arriving at our Opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information provided to us or publicly available and have not attempted to verify independently any such information.

With respect to certain financial information, including financial analyses and projections, relating to the business and prospects of IPCX and AWVL provided to us, we have assumed that the financial information has been reasonably prepared on a basis reflecting best currently available estimates and good faith judgments of the management team of IPCX and AWVL, as applicable, as to the future financial performance of IPCX and AWVL without and subsequent to entering into the Business Combination Agreement.

Annex F-3

This Opinion is solely for the use of the Board of Directors of Inflection Point Acquisition Corp. III (NASDAQ:IPCX), and is not to be publicly disclosed, used, excerpted, reproduced or disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Newbridge Securities Corporation, except that this Opinion may be reproduced in full in, and references to this Opinion and to Newbridge and its relationship with IPCX may be included in, filings made by IPCX with the U.S. Securities & Exchange Commission as well as any proxy statement or similar disclosure document delivered to the stockholders of IPCX and AWVL.

We have tried to apply objective measures of value in rendering our Opinion. You understand, however, that such a valuation necessarily is based on some subjective interpretations of value. We understand that we are not obligated to review our Opinion due to events and fluctuating economic conditions occurring subsequent to the date of this Opinion.

Based upon and subject to the foregoing, it is our Opinion that, on the date hereof, (i) the Total Pre-Money Consideration to be paid by IPCX in the Transaction is fair, from a financial point of view, to the IPCX Unaffiliated Shareholders and (ii) the Transaction has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held by IPCX in its Trust Account for the benefit of the holders of IPCX’s Public Shares (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Business Combination Agreement (the “Opinion”).

Sincerely,

Newbridge Securities Corporation
/s/ Chad D. Champion
Chad D. Champion
Senior Managing Director
Head of Equity Capital Markets & Investment Banking

Annex F-4

Annex G

June 1st, 2026

PRIVATE & CONFIDENTIAL

For the Board of Directors of Inflection Point Acquisition Corp. III (NASDAQ:IPCX)

167 Madison Avenue, Suite 205 | New York, NY | 10016 | United States

We understand that Inflection Point Acquisition Corp. III (NASDAQ:IPCX), a publicly traded company that is a Cayman Islands exempted company (“IPCX”), is considering entering into the Second Amendment (the “Amendment”) to its Business Combination Agreement dated as of August 25, 2025 (such agreement, as amended as of the date hereof and as it would be further amended by the Amendment, the “Business Combination Agreement”) with Air Water Ventures Holdings Limited, a Cayman Islands exempted company (“AWVL”), Air Water Ventures Limited, a Cayman Islands exempted company (“PubCo”) and IPCX Merger Sub Ltd., a Cayman Islands exempted company (“Merger Sub”). Capitalized terms used herein but not defined have the meanings given to them in the Business Combination Agreement.

•        The Business Combination Agreement provides that (i) IPCX will merge with and into PubCo, as a result of which the separate corporate existence of IPCX will cease and PubCo shall continue as the surviving entity (the “First Merger”) and each issued and outstanding IPCX share shall no longer be outstanding and shall automatically be cancelled in exchange for the right of the holder thereof to receive one PubCo Ordinary Share (the “First Merger Consideration”); and (ii) one (1) Business Day after the First Merger, AWVL will merge with and into Merger Sub, as a result of which the separate corporate existence of AWVL shall cease and Merger Sub shall continue as the surviving entity (the “Second Merger,” and together with the First Merger and the other transactions contemplated by the Business Combination Agreement, the “Transaction”) and wholly owned direct subsidiary of PubCo and each issued and outstanding Company Ordinary Share, Company Series A Preferred Share and Company Warrant shall no longer be outstanding and shall automatically be cancelled in exchange for the right of the holder thereof to receive PubCo Ordinary Shares, PubCo Preferred Shares and PubCo Series A Investor Warrants.

•             The Business Combination Agreement provides that (i) each issued and outstanding Company Ordinary Share shall be cancelled in exchange for a number of PubCo Ordinary Shares equal to (x) that number of PubCo Ordinary Shares determined by dividing (A) $200,000,000 by (B) the price at which holders of Class A ordinary shares, par value $0.0001 per share, of IPCX, that were initially issued as part of the units sold in IPCX’s initial public offering (the “Public Shares”) may be redeemed pursuant to the pre-closing redemption of Public Shares, divided by (y) the total number of Company Ordinary Shares (including the Company Ordinary Shares underlying the Company RSUs) issued and outstanding immediately prior to the Second Merger Effect Time (such quotient, the “Exchange Ratio”), and (ii) each issued and outstanding Company RSU shall be assumed and converted into the right to receive restricted stock units of PubCo on the same terms and conditions (including applicable vesting, settlement and termination provisions) as are in effect with respect to each such award of Company RSUs; provided, that each award of Exchanged RSUs will be subject to the number of PubCo Ordinary Shares equal to the product of (x) the number of whole Company Ordinary Shares that were subject to such award of Company RSUs (with any fractional share otherwise resulting rounded down to the nearest whole share) immediately prior to the Second Merger Effective Time, multiplied by (y) the Exchange Ratio (such consideration described in clauses (i) and (ii)), collectively, the “Total Pre-Money Consideration”).

Annex G-1

•             The Business Combination Agreement also provides that (i) each issued and outstanding Company Series A1 Preferred Share shall be cancelled in exchange for the right of the holder thereof to receive a number of PubCo Preferred Shares equal to the quotient of (x) the aggregate Accrued Value attributable to such Company Series A1 Preferred Shares held by such holder divided by (y) the PubCo Preferred Share Issue Price, (ii) each issued and outstanding Company Series A2 Preferred Share shall be cancelled in exchange for the right of the holder thereof to receive a number of PubCo Preferred Shares equal to the quotient of (x) the aggregate Accrued Value attributable to such Company Series A2 Preferred Shares held by such holder divided by (y) the PubCo Preferred Share Issue Price, (iii) each Company Warrant that was issued pursuant to a Pre-Funded PIPE Subscription Agreement or PIPE Agreement shall automatically be cancelled in exchange for the right of the holder thereof to receive a PubCo Series A Investor Warrant to purchase a number of PubCo Ordinary Shares equal to (x) the number of Company Ordinary Shares issuable upon conversion of the applicable Pre-Funded PIPE Investor’s or PIPE Investor’s Company Series A Preferred Shares upon a hypothetical conversion of such Company Series A Preferred Shares immediately prior to the Second Merger multiplied by (y) the Exchange Ratio, and (iv) each Company Warrant that was not issued pursuant to a Pre-Funded PIPE Subscription Agreement or PIPE Agreement shall no longer be outstanding and shall automatically be cancelled in exchange for the right of the holder thereof to receive a PubCo Series A Investor Warrant to purchase a number of PubCo Ordinary Shares equal to the number of Company Ordinary Shares issuable upon a hypothetical conversion of such Company Warrant as of immediately prior to the Second Merger.

The Board of Directors of IPCX, acting through its Audit Committee, has retained Newbridge Securities Corporation to render an opinion as to whether, on the date of such Opinion, each of (i) the Total Pre-Money Consideration to be paid by IPCX in the Transaction is fair, from a financial point of view, to the IPCX Unaffiliated Shareholders (defined as IPCX’s shareholders other than (A) Inflection Point Holdings III LLC (the “Sponsor”), (B) Inflection Point Fund I, LP (“Inflection Point”), (C) officers, directors or affiliates of IPCX, the Sponsor or Inflection Point, (D) holders of Public Shares who elect to redeem their Public Shares prior to or in connection with the Transaction, and (E) holders of SPAC Dissenting Shares (as defined in the Business Combination Agreement) and (ii) the Transaction has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held by IPCX in its trust account (the “Trust Account”) for the benefit of holders of IPCX’s Public Shares (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Amendment.

We have not been requested to opine to, and our Opinion (as defined below) does not in any manner address the underlying business decision of IPCX to enter into the Business Combination Agreement, including the Amendment. Our Opinion does not address the relative merits of entering into the Business Combination Agreement, including the Amendment, as compared to any alternative business strategy that might exist for IPCX.

Newbridge, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, going private transactions, related-party transactions, negotiated underwritings, secondary distributions of listed and unlisted securities, debt restructurings, private placements, and valuations for corporate and other purposes. We do not perform tax, accounting, or legal services, nor do we render such advice.

Newbridge will receive a fee and reimbursement of its expenses for such services. In addition, IPCX has agreed to indemnify Newbridge for certain liabilities arising out of its engagement, including the rendering of this Opinion.

Newbridge has not participated in, or provided advice with respect to, the pricing determination, structuring, or negotiation of the Business Combination Agreement.

Annex G-2

In the ordinary course of business, Newbridge, certain customer accounts held at Newbridge, and certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in equity, debt, and other securities and financial instruments (including bank loans and other obligations) of, or investments in IPCX.

In connection with the review and analysis performed to render our Opinion, among other things, we have undertaken the following:

•        considered our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions, and business and securities valuations generally;

•        reviewed various drafts of the Business Combination Agreement for the original Transaction signed on August 25th, 2025, as well as the Amendment;

•        reviewed IPCX’s publicly available last five fiscal quarters of historical financial results (Q1-2025 — Q1-2026);

•        reviewed publicly available financial information of IPCX filed with the U.S. Securities & Exchange Commission, including its Form 10-Ks and 10-Qs, and certain reports on material events filed on Forms 8-K between April 24th, 2025, through May 29th, 2026;

•        conducted discussions with IPCX’s management team to better understand IPCX’s recent business history, and near-term financials;

•        conducted discussions with AWVL’s management team to better understand AWVL’s recent business history, review of near-term financial projections and drivers of growth;

•        reviewed AWVL’s publicly available last two years of audited historical financial results (FY-2024 and 2025);

•        reviewed the investor presentation, dated May 2026, describing AWVL’s history, business and operations, strategy, and the Transaction;

•        reviewed AWVL’s financial projections for 2026 and 2027 and drivers of growth;

•        performed a Public Company Comparable analysis of similar companies to AWVL, that included variables such as companies trading on a U.S. Stock Exchange, and have businesses in the “Water Treatment & Purification” and “Non-Alcoholic Beverages” sectors to attain Q2–2027E (adjusted) Enterprise Value / Revenue multiples; and

•        performed an M&A transaction comparable analysis of similar companies to AWVL that operate globally and operate in the “Water Treatment & Purification” and “Non-Alcoholic Beverages” sectors, to derive certain implied historical Enterprise Value / Revenue multiples.

In forming our Opinion, we have had full access to, and full cooperation from, the management team of both IPCX and AWVL to ask questions and receive answers. Our Opinion is solely and necessarily based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof.

In connection with our review and analyses and in arriving at our Opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information provided to us or publicly available and have not attempted to verify independently any such information.

Annex G-3

With respect to certain financial information, including financial analyses and projections, relating to the business and prospects of IPCX and AWVL provided to us, we have assumed that the financial information has been reasonably prepared on a basis reflecting best currently available estimates and good faith judgments of the management team of IPCX and AWVL, as applicable, as to the future financial performance of IPCX and AWVL without and subsequent to entering into the Business Combination Agreement.

This Opinion is solely for the use of the Board of Directors of Inflection Point Acquisition Corp. III (NASDAQ:IPCX), and is not to be publicly disclosed, used, excerpted, reproduced or disseminated, quoted or referred to at any time, in any manner or for any purpose, without the prior written consent of Newbridge Securities Corporation, except that this Opinion may be reproduced in full in, and references to this Opinion and to Newbridge and its relationship with IPCX may be included in, filings made by IPCX with the U.S. Securities & Exchange Commission as well as any proxy statement or similar disclosure document delivered to the stockholders of IPCX and AWVL.

We have tried to apply objective measures of value in rendering our Opinion. You understand, however, that such a valuation is necessarily based on some subjective interpretations of value. We understand that we are not obligated to review our Opinion due to events and fluctuating economic conditions occurring subsequent to the date of this Opinion.

Based upon and subject to the foregoing, it is our Opinion that, on the date hereof, (i) the Total Pre-Money Consideration to be paid by IPCX in the Transaction is fair, from a financial point of view, to the IPCX Unaffiliated Shareholders and (ii) the Transaction has an aggregate fair market value of at least eighty percent (80.0%) of the value of the assets held by IPCX in its Trust Account for the benefit of the holders of IPCX’s Public Shares (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) at the time of the Amendment (the “Opinion”).

Sincerely,

Newbridge Securities Corporation
/s/ Chad D. Champion
Chad D. Champion
Senior Managing Director
Head of Equity Capital Markets & Investment Banking

Annex G-4

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

As we are a Cayman Islands exempted company, the laws of the Cayman Islands will be relevant to the provisions relating to indemnification of our directors and officers. Although the Companies Act does not specifically restrict a Cayman Islands exempted company’s ability to indemnify its directors or officers, it does not expressly provide for such indemnification either. Certain Commonwealth case law (which is likely to be persuasive in the Cayman Islands), however, indicates that the indemnification is generally permissible, unless there had been willful default, willful neglect, breach of fiduciary duty, unconscionable behavior or behavior which falls within the broad stable of conduct identifiable as “equitable fraud” on the part of the director or officer in question.

The PubCo A&R Articles provide that each of our directors (including an alternate director), secretary or officers (including an investment adviser or an administrator or liquidator) and their personal representatives shall be indemnified out of our assets against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability, if any, that he may incur by his own actual fraud, willful default or willful neglect. No such director, secretary or officer shall be liable to us for any loss or damage in carrying out his functions unless that liability arises through the actual fraud, willful default or willful neglect of such director, secretary or officer.

We plan to enter into indemnification agreements with our directors and executive officers, the form of which is attached as an exhibit to the registration statement of which this proxy statement/prospectus is a part, pursuant to which we will agree to indemnify each such person and hold him harmless against expenses, judgments, fines and amounts payable under settlement agreements in connection with any threatened, pending or completed action, suit or proceeding to which he has been made a party or in which he became involved by reason of the fact that he is or was our director or officer. Except with respect to expenses to be reimbursed by us in the event that the indemnified person has been successful on the merits or otherwise in defense of the action, suit or proceeding, our obligations under the indemnification agreements are subject to certain customary restrictions and exceptions.

In addition, pursuant to the Business Combination Agreement, we agreed that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of our company and our subsidiaries as provided in the Organizational Documents of such company in effect as of the date of the Business Combination Agreement will survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable law.

In addition, we plan to maintain standard policies of insurance under which coverage is provided to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

(a)     Exhibits

A list of exhibits included as part of this Registration Statement on Form F-4 is set forth in the Exhibit Index which immediately precedes such exhibits and is incorporated herein by reference.

(b)    Financial Statements

See page F-1 for an index of financial statements included in this Registration Statement on Form F-4.

Item 22. Undertakings

(a)     The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the U.S. Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering.

(5)    That, for the purpose of determining liability of the registrant under the U.S. Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)    The undersigned registrant hereby undertakes as follows:

(1)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reoffering’s by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2)    That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the U.S. Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)    The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one Business Day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in clause (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved thereby, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit No.	Description
2.1†

Business Combination Agreement, dated as of August 25, 2025, by and among Inflection Point Acquisition Corp. III, Air Water Ventures Holdings Limited, IPCX Merger Sub Limited, and Air Water Ventures Limited (composite copy included as Annex A-1 of this proxy statement/prospectus).

2.2

Amendment to Business Combination Agreement, dated as of December 31, 2025, by and among Inflection Point Acquisition Corp. III, Air Water Ventures Holdings Limited, IPCX Merger Sub Limited, and Air Water Ventures Limited (composite copy included as Annex A-2 of this proxy statement/prospectus).

2.3†

Second Amendment to Business Combination Agreement, dated as of June 5, 2026, by and among Inflection Point Acquisition Corp. III, Air Water Ventures Holdings Limited, IPCX Merger Sub Limited, and Air Water Ventures Limited (composite copy included as Annex A-3 of this proxy statement/prospectus).

3.1	Form of Amended and Restated Memorandum and Articles of Association of Air Water Ventures Limited (included as Annex C of this proxy statement/prospectus).
4.1	Form of PubCo Series A Investor Warrant (included as Annex E of this proxy statement/prospectus).
5.1*	Opinion of Ogier (Cayman) LLP, Cayman Islands counsel to Air Water Ventures Limited.
5.2*	Opinion of Morgan, Lewis & Bockius LLP, counsel to Air Water Ventures Limited.
8.1*	Opinion of White & Case LLP regarding certain federal income tax matters.
8.2	Opinion of Morgan, Lewis & Bockius LLP regarding certain federal income tax matters.
10.1

Company Support Agreement, dated as of August 25, 2025, by and among TAU Capital Holding Limited, Inflection Point Acquisition Corp. III, Air Water Ventures Holdings Limited and Air Water Ventures Limited (incorporated by reference to Exhibit 10.1 to Inflection Point Acquisition Corp. III’s Form 8-K (File No. 001-42614), filed with the SEC on August 25, 2025).

10.2

Sponsor Support Agreement, dated as of August 25, 2025, by and among Inflection Point Acquisition Corp. III, Air Water Ventures Holdings Limited and Air Water Ventures Limited (incorporated by reference to Exhibit 10.2 to Inflection Point Acquisition Corp. III’s Form 8-K (File No. 001-42614), filed with the SEC on August 25, 2025).

10.3	Form of Sponsor Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to Inflection Point Acquisition Corp. III’s Form 8-K (File No. 001-42614), filed with the SEC on August 25, 2025).
10.4	Form of Company Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to Inflection Point Acquisition Corp. III’s Form 8-K (File No. 001-42614), filed with the SEC on August 25, 2025).
10.5	Form of New Registration Rights Agreement (included as Annex D of this proxy statement/prospectus).
10.6

Form of Closing PIPE Subscription Agreement (incorporated by reference to Exhibit 10.7 to Inflection Point Acquisition Corp. III’s Form 8-K (File No. 001-42614), filed with the SEC on August 25, 2025).

10.7

Letter Agreement, dated as of April 24, 2025, by and among Inflection Point Acquisition Corp. III, its executive officers, its directors, the Representative, and Inflection Point Holdings III LLC (incorporated by reference to Exhibit 10.1 to Inflection Point Acquisition Corp. III’s Form 8-K (File No. 001-42614), filed with the SEC on April 29, 2025).

10.8*	Form of Air Water Ventures Equity Incentive Plan.
10.9*	Form of Air Water Ventures Limited Employee Share Purchase Plan.
10.10*	Form of Indemnification Agreement.
21.1*	Subsidiaries of Air Water Ventures Limited.
23.1*	Consent of Ogier (Cayman) LLP (included in Exhibit 5.1).
23.2*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.2).
23.3*	Consent of Grant Thornton, independent registered public accounting firm of Air Water Ventures Limited.
23.4*	Consent of Grant Thornton, independent registered public accounting firm of Air Water Ventures Holdings Limited.
23.5*	Consent of UHY LLP, independent registered public accounting firm of Inflection Point Acquisition Corp. III.
23.6*	Consent of Newbridge Securities Corporation.
23.7*	Consent of Newbridge Securities Corporation.

Exhibit No.	Description
23.8*	Consent of White & Case LLP (included as part of Exhibit 8.1 hereto).
23.9	Consent of Morgan, Lewis & Bockius LLP (included as part of Exhibit 8.2 hereto).
24.1*	Power of Attorney for Air Water Ventures Limited Signatories (included on signature page for Air Water Ventures Limited to the Registration Statement on Form F-4 filed on April 10, 2026).
24.2*

Power of Attorney for Air Water Ventures Holdings Limited Signatories (included on signature page for Air Water Ventures Holdings Limited to the Registration Statement on Form F-4 filed on April 10, 2026).

98.1	Fairness Opinion of Newbridge Securities Corporation (included as Annex F of this proxy statement/prospectus).
98.2	Fairness Opinion of Newbridge Securities Corporation (included as Annex G of this proxy statement/prospectus).
99.1*	Form of Proxy Card for Inflection Point Acquisition Corp. III’s Extraordinary General Meeting of Shareholders.
99.2*	Consent of Pete Carr to be named as a director.
99.3*	Consent of Jennifer Chaplin Tolkin to be named as a director.
99.4*	Consent of Matthew Hurn to be named as a director.
99.5*	Consent of Peter McDonough to be named as a director.
99.6*	Consent of Kevin Shannon to be named as a director.
107*	Filing Fee Table.

____________

*        Previously filed.

†        Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hialeah, State of Florida, on July 2, 2026.

Air Water Ventures Limited
By:	/s/ Pete Carr
Name:	Pete Carr
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
*	Chief Executive Officer	July 2, 2026
Pete Carr	(Principal Executive Officer)
/s/ David Tuerff	Chief Financial Officer	July 2, 2026
David Tuerff	(Principal Financial Officer and Principal Accounting Officer)
*	Director	July 2, 2026
Andrea Mollica
* By:	/s/ David Tuerff
David Tuerff
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hialeah, State of Florida, on July 2, 2026.

Air Water Ventures Holdings Limited
By:	/s/ Pete Carr
Name:	Pete Carr
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
*	Chief Executive Officer and Director	July 2, 2026
Pete Carr	(Principal Executive Officer)
/s/ David Tuerff	Chief Financial Officer	July 2, 2026
David Tuerff	(Principal Financial Officer and Principal Accounting Officer)
*	Director	July 2, 2026
Matthew J. Hurn
*	Director	July 2, 2026
Bert E. Miller
*	Director	July 2, 2026
Andrea Mollica
* By:	/s/ David Tuerff
David Tuerff
Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in the City of Sacramento, State of California, on July 2, 2026.

By:	/s/ Shyla Hill
Name:	Shyla Hill
Title:	Authorized Representative on behalf of Corporation Service Company